


06017690

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Westfield Group

*CURRENT ADDRESS Level 24, Westfield Towers
100 William St.
Sydney, NSW 2011
Australia

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 35029 FISCAL YEAR

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☐
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☑
DEF 14A (PROXY)	☐		

OICF/BY: EBS

DAT : 10/18/06



Information and documents made public, distributed to security holders or filed with the ASX or the ASIC since January 1, 2005

Date	Document	Tab
August 14, 2006	Ceasing to be a substantial holder	
August 4, 2006	Announcement of estimated distribution	2
July 20, 2006	New department store deals and developments	3
July 17, 2006	Change to Company Details; Notification of Share Issue	4
July 13, 2006	Announcement in response to media speculation	5
July 10, 2006	Change to Company Details; Notification of Share Issue	6
July 10, 2006	Appendix 3B	7
July 6, 2006	Appendix 3B	8
July 6, 2006	Change of Directors' Interest Notices (x4)	9
June 30, 2006	Appendix 3B	10
June 13, 2006	Westfield to control 100% of Stratford City	11
June 8, 2006	Notice of Declaration re Managed Investment Scheme (Westfield Trust)	12
June 8, 2006	Notice of Declaration re Managed Investment Scheme (Westfield America Trust)	13
June 1, 2006	Appendix 3B	14
May 29, 2006	Change to Scheme Details (Westfield Trust)	15
May 29, 2006	Change to Scheme Details (Westfield America Trust)	16
May 16, 2006	Change to Company Details; Notification of Share Issue	17
May 12, 2006	Change of Director's Interest Notice	18
May 10, 2006	Appendix 3B	19
May 9, 2006	Supplemental Disclosure for Year Ended December 31, 2005	20
May 9, 2006	1st Quarter 2006 – Review	21
May 9, 2006	Transactions with Centro Property Group & Somera Capital Management	22
May 5, 2006	Modification to Compliance Plan (Westfield Trust)	23
May 5, 2006	Modification to Compliance Plan (Westfield America Trust)	24
May 2, 2006	Results of AGM	25
May 2, 2006	Chairman's Address to AGM	26
April 24, 2006	Appendix 3B	27
April 11, 2006	Becoming a substantial holder	28
April 11, 2006	Change to Company Details; Notification of Share Issue	29
April 4, 2006	Change of Director's Interest Notice	30
April 4, 2006	Appendix 3B	31

Date	Document	Tab
March 31, 2006	Audit Report on Compliance Plan (Westfield Trust)	32
March 31, 2006	Audit Report on Compliance Plan (Westfield America Trust)	33
March 31, 2006	Meeting Documents for Westfield Holdings AGM	34
March 31, 2006	Annual Financial Reports for Year Ended December 31, 2005	35
March 31, 2006	Change to Company Details; Notification of Share Issue	36
March 29, 2006	App. 3B Issue of securities following exercise of options	37
March 27, 2006	Appendix 3B	38
March 23, 2006	Allocation of Interest Expense	39
March 21, 2006	Change to Company Details; Changes to Share Structure	40
March 17, 2006	Notice of Cancellation of revocation of a lodged document	41
March 15, 2006	Appendix 3B	42
March 8, 2006	Appendix 3B-exercise of options	43
March 7, 2006	Appendix 3B	44
March 7, 2006	Change to Company Details; Notification of Share Issue	45
March 6, 2006	Change of Director's Interest Notice	46
March 6, 2006	Change of Director's Interest Notice	47
March 3, 2006	Change to Company Details; Notification of Share Issue	48
February 28, 2006	Confirmation of Number of DRP Securities Issued	49
February 27, 2006	Appendix 3B	50
February 24, 2006	Change of Director's Interest Notice	51
February 20, 2006	Preliminary Final Report/Presentation	52
February 17, 2006	Appendix 3B	53
February 17, 2006	To acquire 15 Federated Department Store Sites	54
February 16, 2006	Change to Company Details; Notification of Share Issue	55
February 14, 2006	Becoming a substantial holder	56
February 13, 2006	Ceasing to be a substantial holder from AMP	57
February 2, 2006	Estimated Group Distribution	58
January 25, 2006	Appendix 3B	59
January 3, 2006	Change to Company Details; Notification of Share Issue	60
January 3, 2006	Change to Company Details; Change Officeholder Name or Address	61
December 23, 2005	Issue of stapled securities re: exercise of options	62
December 22, 2005	Change of Director's Interest Notice	63
December 22, 2005	Notice of Declaration re Managed Investment Scheme (Westfield Trust)	64
December 22, 2005	Appendix 3B	65
December 19, 2005	Change of Director's Interest Notice	66
December 12, 2005	Appendix 3B	67

Date	Document	Tab
December 12, 2005	Change to Company Details; Notification of Share Issue	68
December 8, 2005	Plans for World Class Retail & Office Complex Sydney CBD	69
December 1, 2005	Appendix 3B	70
November 24, 2005	Appendix 3B	71
November 24, 2005	Becoming a substantial holder from AMP	72
November 22, 2005	Notice of Declaration re Managed Investment Scheme (Westfield America Trust)	73
November 16, 2005	Change of Director's Interest Notice	74
November 9, 2005	3rd Quarter 2005 – Review	75
November 7, 2005	Appendix 3B	76
October 27, 2005	Appendix 3B	77
October 20, 2005	Half Yearly Update to Shareholders	78
October 13, 2005	Opens new centre in Queensland	79
October 11, 2005	Change to Company Details; Notification of Share Issue	80
October 11, 2005	Change to Company Details; Changes to Share Structure	81
October 7, 2005	Ceasing to be a substantial holder from AMP	82
October 4, 2005	Appendix 3B	83
September 29, 2005	Ceasing to be a substantial holder for GPT	84
September 28, 2005	Appendix 3B	85
September 28, 2005	Sale of GPT Securities	86
September 27, 2005	GPT: Resolution of Sunshine Plaza Court Case	87
September 23, 2005	Appendix 3B	88
September 23, 2005	Change to Company Details; Notification of Share Issue	89
September 13, 2005	Half Year reports for WFT and WFA	90
September 13, 2005	Change to Company Details; Notification of Share Issue	91
September 8, 2005	Change of Director's Interest Notice	92
September 5, 2005	Change of Director's Interest Notice	93
September 2, 2005	Appendix 3B	94
August 31, 2005	Number of stapled securities issued pursuant to DRP	95
August 31, 2005	Half Yearly Report and Accounts/Results Presentation	96
August 30, 2005	WDC – Proposed Issue of DRP Stapled Securities	97
August 19, 2005	Distribution Reinvestment Plan	98
August 19, 2005	Change to Company Details; Notification of Share Issue	99
August 18, 2005	Change to Company Details; Changes to Share Structure	100
August 17, 2005	Appendix 3B	101
August 12, 2005	Appendix 3B	102
August 10, 2005	Appendix 3B	103

Date	Document	Tab
August 5, 2005	Distribution Reinvestment Plan Secs. – Estimated Distribution	104
August 4, 2005	Estimated Distribution and Record Date	105
August 4, 2005	ICC: First site at Westfield Chatswood goes live	106
August 2, 2005	Change to Company Details; Changes to (Members) Share Holdings	107
July 29, 2005	In Discussions with Federated Department Stores	108
July 26, 2005	Amended Appendix 3B	109
July 25, 2005	Appendix 3B	110
July 21, 2005	Change of Director's Interest Notice	111
July 20, 2005	Appendix 3B	112
July 20, 2005	ICC: Ngage signs Westfield agreement	113
July 19, 2005	Appendix 3B	114
July 19, 2005	Presentation-International Financial Reporting Standards	115
July 4, 2005	Change to Company Details; Notification of Share Issue	116
July 1, 2005	GPT's ann: Implementation of Woden and Penrith	117
June 30, 2005	Appendix 3B	118
June 28, 2005	Appendix 3B	119
June 27, 2005	Order Granting Relief From Accounting/Auditing Requirements	120
June 17, 2005	Ceasing to be a substantial holder from CBA	121
June 17, 2005	Raises $2.35 Billion in Eurobond Market	122
June 17, 2005	Becoming a substantial holder from AMP	123
June 14, 2005	Change to Company Details; Notification of Share Issues	124
June 9, 2005	Appendix 3B	125
June 6, 2005	Expands Portfolio in New York	126
June 6, 2005	Foreign Currency Hedging Update	127
May 27, 2005	Change to Scheme Details (Westfield Trust)	128
May 27, 2005	Change to Scheme Details (Westfield America Trust)	129
May 26, 2005	Modification of Compliance Plan (Westfield Trust)	130
May 26, 2005	Modification of Compliance Plan (Westfield America Trust)	131
May 26, 2005	Becoming a substantial holder from CBA	132
May 26, 2005	Change in substantial holding from CBA	133
May 26, 2005	Appendix 3B	134
May 25, 2005	GPT Response to questions of major unitholders	135
May 19, 2005	Change to Company Details; Notification of Share Issue	136
May 18, 2005	MXG: Sale of Interest in White City	137
May 18, 2005	Purchases additional 25% in White City Development in the UK	138
May 16, 2005	Westfield America Trust – Amended Constitution	139

Date	Document	Tab
May 16, 2005	Amended Constitution	140
May 12, 2005	Results of May 12, 2005 Members' Meetings	141
May 12, 2005	Chairman's Address to Shareholders	142
May 11, 2005	LLC's ann: Alternative Internalisation Proposal	143
May 10, 2005	Notice of Declaration re Managed Investment Scheme (Westfield Trust)	144
May 10, 2005	Notice of Declaration re Managed Investment Scheme (Westfield America Trust)	145
May 10, 2005	DRT: Settlement of Regional Retail Acquisitions and Disposals	146
May 10, 2005	Opposes GPT Transactions with Westfield and B&B	147
May 10, 2005	Appendix 3B	148
May 10, 2005	Quarterly Operational Review – March 2005	149
April 29, 2005	Ceasing to be substantial holder from NAB	150
April 28, 2005	ACCC not to oppose Westfield Acquisitions	151
April 26, 2005	Change to Company Details; Notification of Share Issue	152
April 20, 2005	Appendix 3B	153
April 14, 2005	Appendix 3B	154
April 14, 2005	Meeting documents sent to Members	155
April 13, 2005	CLB ANN: Creatable Media commences US expansion	156
April 11, 2005	Change to Company Details; Notification of Share Issue	157
April 4, 2005	Ceasing to be a substantial holder from CBA	158
March 31 2005	Audit Report on Compliance Plan (Westfield Trust)	159
March 31 2005	Audit Report on Compliance Plan (Westfield America Trust)	160
March 31, 2005	Annual Reports	161
March 29, 2005	Change in substantial holding from CBA	162
March 29, 2005	Appendix 3B	163
March 24, 2005	Change to Company Details; Notification of Share Issue	164
March 21, 2005	Change of Director's Interest Notice	165
March 17, 2005	Sale of Brunel Centre Swindon UK	166
March 11, 2005	Change of Director's Interest Notice	167
March 7, 2005	Appendix 3B	168
March 4, 2005	Amendment to Preliminary Final Report/Amended Appendix 3B	169
February 28, 2005	Number of Stapled Securities Issued re DRP	170
February 28, 2005	Preliminary Final Report	171
February 25, 2005	Appendix 3B-DRP/Working Capital	172
February 23, 2005	Becoming a substantial holder from CBA	173
February 17, 2005	Acquisition of GPT Shopping Centres	174

Date	Document	Tab
February 17, 2005	GPT: GPT and B&B announce $1bn global RE Joint Venture	175
February 17, 2005	Introduction of DRP	176
February 14, 2005	Change to Company Details; Notification of Share Issue	177
February 7, 2005	Change of Review date/synchronize review date with responsible entity (Westfield Trust)	178
February 7, 2005	Change of Review date/synchronize review date with responsible entity (Westfield America Trust)	179
February 4, 2005	Change to Company Details; Notification of Share Issue	180
February 3, 2005	Corr: Not WDC's ann. re: SPC should be CCL	181
February 3, 2005	SPC's ann: Shareholders Support CCA Acquisition Proposal	182
February 3, 2005	Estimated Distribution	183
February 3, 2005	Increases Investment-Los Angeles California Shopping Centre	184
February 3, 2005	Appendix 3B	185
January 25, 2005	Introduction of DRP	186
January 21, 2005	Order granting relief from accounting/auditing requirements (Westfield Trust)	187
January 21, 2005	Order granting relief from accounting/auditing requirements (Westfield America Trust)	188
January 20, 2005	Appendix 3B – Exercise of unquoted options	189
January 13, 2005	Approval by ASX of waiver from LR 6.23.4	190
January 11, 2005	Ceasing to be a substantial holder	191
January 10, 2005	Expands Portfolio in Chicago, Illinois	192

Form 605

Corporations Act 2001
Section 671B

Notice of ceasing to be a substantial holder

To **Westfield Group**
ACN/ARSN **001 871 496 (Westfield Holdings Limited)**
090 849 746 (Westfield Trust)
092 058 449 (Westfield America Trust)

1. Details of substantial holder

Name **Barclays Group ("Barclays")**
ABN **33 001 804 566** (Barclays Global Investors Australia Limited)

The holder ceased to be a substantial holder on 9 August 2006

The previous notice was given to the company on 11 April 2006

The previous notice was dated 11 April 2006

2. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interests of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change	Consideration given in relation to change	Class and number of securities affected	Person's votes affected
09/08/06	Barclays – see *Annexure A*	Reduction in voting power	Average price $17.25	Ordinary 5,956,902	0.32%

3. Changes in association

The persons who have becomes associates of, ceased to be associates of, or have changed the nature of their association with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
	See Annexure A

4. Addresses

The addresses of persons named in this form are as follows:

Name	Address
Barclays Global Investors Australia Limited	1/111 Harrington Street, Sydney NSW 2000

Signature

Andrew Kuo
Company Secretary
Barclays Global Investors Australia

Date

This is "Annexure A" of 1 page referred to in Form 605 Notice of ceasing to be a substantial holder

Relevant interest in Westfield Group ("WDC") held by the Barclays Group ("Barclays").

The list of Barclays entities with relevant interest are as follows:

Barclays Global Investors Japan Trust & Banking
Barclays Life Assurance Co Ltd
Barclays Global Investors Australia Ltd
Barclays Global Investors Japan Ltd
Barclays Global Fund Advisors
Barclays Global Investors Ltd
Barclays Global Investors, N.A.
Barclays Capital Securities Ltd

The JP Morgan Chase Bank Inc. and various other custodians (Custodians) hold shares in WDC as custodian and for which Barclays is either:

- the responsible entity or trustee of pooled investment products such as registered managed investment schemes (Funds); or
- the investment manager of Portfolios held for a number of institutional investors. The institutional investors are generally superannuation funds regulated under the *Superannuation Industry Supervision Act 1993.*

The holding of shares in WDC was acquired as part of the wide portfolio of Australian shares and units acquired for the Funds and the Portfolios.

Barclays and the Custodians may hold relevant interests due to the capacity of these entities to dispose of the shares in WDC.

Each investor in a Fund owns an undivided interest in the Fund's assets, no client directly owns any asset of the Fund. The unitholding of each Fund varies from time to time as clients enter and withdraw from the Funds. The various institutional investors with portfolios delegate the management of the portfolios to Barclays.

Andrew Kuo
Company Secretary
Barclays Global Investors Australia

Date

4 August 2006

Westfield

Westfield Group
Level 24, Westfield Towers
100 William Street
Sydney NSW 2011
GPO Box 4004
Sydney NSW 2001
Australia
Telephone 02 9358 7000
Facsimile 02 9358 7077
Internet www.westfield.com

The Manager
Company Announcements Office
Australian Stock Exchange Limited
Level 4, Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam

RE: WESTFIELD GROUP (ASX:WDC)
ANNOUNCEMENT OF ESTIMATED WESTFIELD GROUP DISTRIBUTION

We are pleased to announce an estimated distribution for the Westfield Group for the six month period ended 30 June 2006.

Estimated distribution per ordinary stapled security:	54.50 cents per WDC stapled security
Estimated distribution per DRP stapled security:	36.73 cents per WDCN stapled security
Stapled securities trade ex-distribution:	Wednesday 9 August 2006
Record Date:	Tuesday 15 August 2006 (5.00pm)
Payment Date:	Thursday 31 August 2006

The announcement of the Westfield Group's results for the six months ended 30 June 2006 (and lodgement of the Appendix 4D) will be made on Tuesday 29, August 2006. The distribution will be confirmed at that time.

The Westfield Group's Distribution Reinvestment Plan ("DRP") will operate for this distribution. The DRP price announcement will be made on Wednesday, 30 August 2006. The DRP participation deadline will be 5.00 pm, Tuesday 15 August 2006. Confirmation of any pro-rata scale back in participation will be announced shortly after the Record Date.

Yours faithfully
WESTFIELD GROUP

Simon Tuxen
Company Secretary

RECEIVED

2006 SEP 18 A 11:25

OFFICE OF INTERNATIONAL CORPORATE FINANCE

20 July 2006

Westfield

Westfield Group
Level 24, Westfield Towers
100 William Street
Sydney NSW 2011
GPO Box 4004
Sydney NSW 2001
Australia
Telephone 02 9358 7000
Facsimile 02 9358 7077
Internet www.westfield.com

The Manager
Company Announcements Office
Australian Stock Exchange Limited
Level 4, Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam

RE: WESTFIELD GROUP (ASX:WDC) CONFIRMS NEW DEPARTMENT STORE DEALS IN AUSTRALIA AND NEW DEVELOPMENT COMMENCEMENTS GLOBALLY

A media release in relation to the above is attached.

Yours faithfully
WESTFIELD GROUP

Simon Tuxen
Company Secretary

encl



20 July 2006

WESTFIELD GROUP CONFIRMS NEW DEPARTMENT STORE DEALS IN AUSTRALIA AND NEW DEVELOPMENT COMMENCEMENTS GLOBALLY

The Westfield Group (ASX: WDC) today confirmed that David Jones will open three new department stores at Westfield Burwood in Sydney, Westfield Chermside in Brisbane, and Westfield Doncaster in Melbourne.

Two new stores will be developed, one of which will form part of the expansion currently underway at Chermside and the other at the future expansion planned for Doncaster. This will complete the super regional offering of two department stores in both centres. The new store at Burwood will be introduced into the existing space currently occupied by Myer. This is expected to take place in the first half of next year.

- The current $180 million expansion at Chermside will open in October 2006 with David Jones opening in August 2007. Upon completion, Chermside will be the largest shopping centre in Brisbane. Since acquiring Chermside in 1996 for $127 million, the Group will have spent approximately $420 million on further development with the centre expected to be valued on completion at in excess of $1 billion. This equates to a total increase in capital value of over $450 million.

- The $400 million redevelopment planned for Doncaster is due to commence in early 2007 and is set to almost double the size of the existing centre. The addition of David Jones to the project, together with the existing Myer store, will reposition Doncaster as one of the premier fashion destinations in Melbourne.

- The opening of David Jones in Burwood will reposition the shopping centre to be better aligned with its growing affluent Inner-West Sydney demographic.

"We are very pleased to announce these deals which sees the introduction of a strong performing retailer like David Jones, further enhancing the quality of our centres in the Australian portfolio", said Australian Managing Director, Robert Jordan.

In addition to the recent announcement regarding Westfield Group's acquisition of the Stratford development site in East London, a further four major redevelopments have now commenced across the Group's global portfolio:

- US$220 million expansion at Westfield Galleria at Roseville in Sacramento, California;

- US$80 million expansion at Westfield Plaza Bonita, in San Diego, California;

- A$160 million redevelopment at Westfield Kotara, in Newcastle, New South Wales; and

- NZ$210 million 'greenfield' development at Albany in Auckland, New Zealand, the Group's largest development in New Zealand to date.

MEDIA RELEASE



"The Group continues to focus on expanding and redeveloping its centres globally which is both earnings accretive and delivers strong underlying capital growth", said Group Managing Director, Steven Lowy.

Redevelopment projects are expected to generate average initial income yields on cost in the range of 9-10% with unleveraged internal rates of return of approximately 14%.

The new projects announced add to the existing A$7.0 billion of projects currently underway across the Group and form part of the A$1.5 - A$2.0 billion of new project commencements scheduled for the 2006 year.

ENDS

Westfield Group
The Westfield Group (ASX: WDC), with a market capitalisation of approximately $31 billion, is the sixth-largest entity listed on the Australian Stock Exchange. Operating on a global platform, the Group is an internally managed, vertically integrated shopping centre group, undertaking ownership, development, design, construction, funds and asset management, property management, leasing and marketing employing in excess of 4,000 staff worldwide.

The Westfield Group has interests in an investment portfolio of 120 shopping centres valued in excess of A$51 billion located in Australia, the United States, New Zealand and the United Kingdom.

MEDIA RELEASE

SENDER TO KEEP
BN6279939

OFFICE USE ONLY: 1F

Australian Securities & Investments Commission

Express Post 14/7/06

Form 484
Corporations Act 2001

Change to company details

Sections A, B or C may be lodged independently with this signed cover page to notify ASIC of:

A1 Change of address
A2 Change of name - officeholders or members
A3 Change - ultimate holding company

B1 Cease company officeholder
B2 Appoint company officeholder
B3 Special purpose company

C1 Cancellation of shares
C2 Issue of shares
C3 Change to share structure
C4 Changes to the register of members

All mandatory fields will be identified with an *.

If there is insufficient space in any section of the form, you may photocopy the relevant page(s) and submit as part of this lodgement

Company details

Refer to guide for information about corporate key

Company name *
Westfield Holdings Limited

ACN/ABN *
66 001 671 496

Corporate key *
81784940

Lodgement details

Who should ASIC contact if there is a query about this form?

Name
Graeme Blackett

ASIC registered agent number (if applicable)
16234

Telephone number
02 9358 7967

Postal address
GPO Box 4004
Sydney NSW 2001

Total number of pages including this cover sheet
3

Please provide an estimate of the time taken to complete this form.
hrs mins

Signature

This form must be signed by a current officeholder of the company.

I certify that the information in this cover sheet and the attached sections of this form are true and complete.

Name *
Simon Julian Tuxen

Capacity *
☐ Director
☑ Company secretary

This form must be **SIGNED** and **DATED** by a current officeholder after it is **PRINTED**

Signature
[signature]

Date signed
13/07/2006 (dd/mm/yyyy)

Lodgement

Send completed and signed forms to:
Australian Securities and Investments Commission,
PO Box 4000, Gippsland Mail Centre VIC 3841.

Or lodge the form electronically by visiting the ASIC website
www.asic.gov.au

For help or more information
Telephone 03 5177 3988
Email Click here to send ASIC an email.
Web www.asic.gov.au

Change Notification Page

Please notify the changes you wish to make by selecting at least one of the tick boxes available below. Your tickbox selections will generate the appropriate section(s) which will appear after this page.

A1 ☐ Change of address
A2 ☐ Change a name for officeholder or members
A3 ☐ Change of ultimate holding company details
B1 ☐ Cease an officeholder
B2 ☐ Appoint an officeholder
B3 ☐ Change to special purpose company status

Click on the button below if you need assistance in making your selection.

Form 484 Guide

Once you have made all your selections, scroll down to complete the required sections

To notify ASIC of changes to the shares and/or members register, select the appropriate tickbox below.
Please wait until the table displays showing the appropriate sections that you should complete.

	C1 - Cancellation of shares	C2 - Issue of shares	C3 - Change to share structure table	C4 - Change to members register
C ☑ **Issue of shares** ☐ Proprietary company ☑ Public company ☐ if in response to the Annual company statement ☑ if not in response to the Annual company statement				

C ☐ **Cancellation of shares**

C ☐ **Transfer of shares**

C ☐ **Changes to amounts paid**

C ☐ **Changes to beneficial ownership**

Once you have made all your selections, scroll down to complete the required sections

To notify ASIC about a division or conversion of a class of shares, you must lodge a form 211 within 28 days of the change occurring.

To notify ASIC about a conversion of shares into larger or smaller numbers, you must lodge a form 2205B within 28 days of the change occurring.

C2 Issue of shares

List details of new share issues in the following table.

Share class code	Number of shares issued	Amount paid per share	Amount unpaid per share
ORD	2660	nil	nil

Earliest date of change

Please indicate the earliest date that any of the above changes occurred *

10/07/2006 (dd/mm/yyyy)

If shares were issued for other than cash, were some or all shares issued under a written contract?

☐ **Yes**
if yes, proprietary companies must also lodge a Form 207Z certifying that all stamp duties have been paid. Public companies must also lodge a Form 207Z and either a Form 208 or a copy of the contract.

☐ **No**
if no, proprietary companies are not required to provide any further documents with this form. Public companies must also lodge a Form 208.

Lodgement details

Is this document being lodged to update the Annual Company Statement that was sent to you?

☐ Yes

☑ No

13 July 2006

Westfield

Westfield Group
Level 24, Westfield Towers
100 William Street
Sydney NSW 2011
GPO Box 4004
Sydney NSW 2001
Australia

Telephone 02 9358 7000
Facsimile 02 9358 7077
Internet www.westfield.com

The Manager
Company Announcements Office
Australian Stock Exchange Limited
Level 4, Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam

RE: WESTFIELD GROUP (ASX: WDC)
RESPONSE TO MEDIA SPECULATION

In response to media speculation in The Australian newspaper today, the Westfield Group (ASX: WDC) confirms it is continuing to review many options in relation to its capital management and funding strategies.

This review was noted by the Group Managing Directors in the Group's recent annual results presentation and the March 2006 quarterly update. One of the options being considered by the Group is the establishment of a wholesale property fund.

Should this review result in new initiatives by the Group, an announcement will be made at the appropriate time.

Yours faithfully
WESTFIELD GROUP

Simon Tuxen
Company Secretary

Sent 6/7/06

SENDER TO KEEP
BN6401865
OFFICE USE ONLY: 1F

Australian Securities & Investments Commission

Form 484

Corporations Act 2001

Change to company details

Sections A, B or C may be lodged independently with this signed cover page to notify ASIC of:

A1 Change of address
A2 Change of name - officeholders or members
A3 Change - ultimate holding company

B1 Cease company officeholder
B2 Appoint company officeholder
B3 Special purpose company

C1 Cancellation of shares
C2 Issue of shares
C3 Change to share structure
C4 Changes to the register of members

All mandatory fields will be identified with an *.

If there is insufficient space in any section of the form, you may photocopy the relevant page(s) and submit as part of this lodgement

Company details

Refer to guide for information about corporate key

Company name *
Westfield Holdings Limited

ACN/ABN *
66 001 671 496

Corporate key *
81784940

Lodgement details

Who should ASIC contact if there is a query about this form?

Name
Graeme Blackett

ASIC registered agent number (if applicable)
16234

Telephone number
02 9358 7967

Postal address
GPO Box 4004
Sydney NSW 2001

Total number of pages including this cover sheet
3

Please provide an estimate of the time taken to complete this form.
hrs mins

Signature

This form must be signed by a current officeholder of the company.

I certify that the information in this cover sheet and the attached sections of this form are true and complete.

Name *
Simon Julian Tuxen

Capacity *
☐ Director
☑ Company secretary

Signature
[signature]

Date signed
06/07/2006 (dd/mm/yyyy)

This form must be **SIGNED** and **DATED** by a current officeholder after it is **PRINTED**

Lodgement

Send completed and signed forms to:
Australian Securities and Investments Commission,
PO Box 4000, Gippsland Mail Centre VIC 3841.

Or lodge the form electronically by visiting the ASIC website
www.asic.gov.au

For help or more information
Telephone 03 5177 3988
Email Click here to send ASIC an email.
Web www.asic.gov.au

Change Notification Page

Please notify the changes you wish to make by selecting at least one of the tick boxes available below. Your tickbox selections will generate the appropriate section(s) which will appear after this page.

- A1 ☐ Change of address
- A2 ☐ Change a name for officeholder or members
- A3 ☐ Change of ultimate holding company details
- B1 ☐ Cease an officeholder
- B2 ☐ Appoint an officeholder
- B3 ☐ Change to special purpose company status

Click on the button below if you need assistance in making your selection

Form 484 Guide

Once you have made all your selections, scroll down to complete the required sections

To notify ASIC of changes to the shares and/or members register, select the appropriate tickbox below.
Please wait until the table displays showing the appropriate sections that you should complete.

	C1 - Cancellation of shares	C2 - Issue of shares	C3 - Change to share structure table	C4 - Change to members register
C ☑ **Issue of shares** ☐ Proprietary company ☑ Public company ☐ if in response to the Annual company statement ☑ if not in response to the Annual company statement				

- C ☐ **Cancellation of shares**
- C ☐ **Transfer of shares**
- C ☐ **Changes to amounts paid**
- C ☐ **Changes to beneficial ownership**

Once you have made all your selections, scroll down to complete the required sections

To notify ASIC about a division or conversion of a class of shares, you must lodge a form 211 within 28 days of the change occurring.

To notify ASIC about a conversion of shares into larger or smaller numbers, you must lodge a form 2205B within 28 days of the change occurring.

C2 Issue of shares

List details of new share issues in the following table.

Share class code	Number of shares issued	Amount paid per share	Amount unpaid per share
ORD	769	nil	nil
ORD	10000	$5.02	nil

Earliest date of change

Please indicate the earliest date that any of the above changes occurred *

30/06/2006 (dd/mm/yyyy)

If shares were issued for other than cash, were some or all shares issued under a written contract?

☐ **Yes**
if yes, proprietary companies must also lodge a Form 207Z certifying that all stamp duties have been paid. Public companies must also lodge a Form 207Z and either a Form 208 or a copy of the contract.

☐ **No**
if no, proprietary companies are not required to provide any further documents with this form. Public companies must also lodge a Form 208.

Lodgement details

Is this document being lodged to update the Annual Company Statement that was sent to you?

☐ Yes

☑ No



Westfield Group
Level 24, Westfield Towers
100 William Street
Sydney NSW 2011
GPO Box 4004
Sydney NSW 2001
Australia
Telephone 02 9358 7000
Facsimile 02 9358 7077
Internet www.westfield.com

10 July 2006

The Manager
Company Announcements Office
Australian Stock Exchange Limited
Level 4, Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam

RE: WESTFIELD GROUP (ASX:WDC)
ISSUE OF STAPLED SECURITIES PURSUANT TO EXERCISE OF OPTIONS

An Appendix 3B is attached.

We advise that 2,660 ordinary stapled securities (the "New Securities") are to be issued as a consequence of the exercise of executive options.

The New Securities will rank for distributions from 1 July 2006 and will not participate in the distribution for the period ended 30 June 2006. The New Securities will rank equally with all other ordinary stapled securities in respect of any subsequent distribution and, in all other respects will rank equally with other 'WDC' stapled securities currently on issue.

Yours faithfully
WESTFIELD GROUP

Simon Tuxen
Company Secretary

encl

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

**New issue announcement,
application for quotation of additional securities
and agreement**

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

Westfield Group

ABN

Westfield Holdings Limited ABN 66 001 671 496
Westfield Trust ARSN 090 849 746
Westfield America Trust ARSN 092 058 449

We (the entity) give ASX the following information.

Part 1 - All issues
You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary stapled securities
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	2,660
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Not applicable

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	No. The new stapled securities, the subject of this announcement, will rank for distribution from 1 July 2006, and will not participate in the distribution for the period ended 30 June 2006. They will rank equally with all other stapled securities on issue in respect of any subsequent distribution. In all other respects, the stapled securities will rank equally with all other stapled securities on issue.
5	Issue price or consideration	Nil
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	The stapled securities were issued as a consequence of the exercise of unquoted executive options issued pursuant to the Westfield Executive Option Plan.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	10 July 2006

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	1,761,921,363	Ordinary stapled-securities

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	283,500 28,089,524 848,950	Options (Deutsche Bank) Options (Westfield America Trust) Options (Executive)

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	There will be no change in distribution policy

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	N/A
12	Is the issue renounceable or non-renounceable?	N/A
13	Ratio in which the +securities will be offered	N/A
14	+Class of +securities to which the offer relates	N/A
15	+Record date to determine entitlements	N/A
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	N/A
17	Policy for deciding entitlements in relation to fractions	N/A
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	N/A
19	Closing date for receipt of acceptances or renunciations	N/A

+ See chapter 19 for defined terms.

20	Names of any underwriters	N/A
21	Amount of any underwriting fee or commission	N/A
22	Names of any brokers to the issue	N/A
23	Fee or commission payable to the broker to the issue	N/A
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A
25	If the issue is contingent on +security holders' approval, the date of the meeting	N/A
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A
28	Date rights trading will begin (if applicable)	N/A
29	Date rights trading will end (if applicable)	N/A
30	How do +security holders sell their entitlements *in full* through a broker?	N/A
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	N/A

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A
33	+Despatch date	N/A

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☑ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	N/A
39	Class of +securities for which quotation is sought	N/A
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	N/A
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	N/A

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class
N/A	

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty
- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: (Company secretary) Date: 10 July 2006

Print name: Simon Julian Tuxen

== == == == ==

+ See chapter 19 for defined terms.

6 July 2006



Westfield Group
Level 24, Westfield Towers
100 William Street
Sydney NSW 2011
GPO Box 4004
Sydney NSW 2001
Australia

Telephone 02 9358 7000
Facsimile 02 9358 7077
Internet www.westfield.com

The Manager
Company Announcements Office
Australian Stock Exchange Limited
Level 4, Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam

RE: WESTFIELD GROUP (ASX:WDC)
ISSUE OF STAPLED SECURITIES PURSUANT TO EXERCISE OF OPTIONS

An Appendix 3B is attached.

We advise that 769 ordinary stapled securities (the "New Securities") are to be issued as a consequence of the exercise of executive options.

The New Securities will rank for distributions from 1 July 2006 and will not participate in the distribution for the period ended 30 June 2006. The New Securities will rank equally with all other ordinary stapled securities in respect of any subsequent distribution and, in all other respects will rank equally with other 'WDC' stapled securities currently on issue.

Yours faithfully
WESTFIELD GROUP

Simon Tuxen
Company Secretary

encl

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

Westfield Group

ABN

Westfield Holdings Limited ABN 66 001 671 496
Westfield Trust ARSN 090 849 746
Westfield America Trust ARSN 092 058 449

We (the entity) give ASX the following information.

Part 1 - All issues
You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary stapled securities
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	769
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Not applicable

\+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	No. The new stapled securities, the subject of this announcement, will rank for distribution from 1 July 2006, and will not participate in the distribution for the period ended 30 June 2006. They will rank equally with all other stapled securities on issue in respect of any subsequent distribution. In all other respects, the stapled securities will rank equally with all other stapled securities on issue.
5	Issue price or consideration	Nil
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	The stapled securities were issued as a consequence of the exercise of unquoted executive options issued pursuant to the Westfield Executive Option Plan.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	6 July 2006

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	1,761,918,703	Ordinary stapled-securities

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	283,500	Options (Deutsche Bank)
		28,089,524	Options (Westfield America Trust)
		868,950	Options (Executive)

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	There will be no change in distribution policy

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	N/A
12	Is the issue renounceable or non-renounceable?	N/A
13	Ratio in which the +securities will be offered	N/A
14	+Class of +securities to which the offer relates	N/A
15	+Record date to determine entitlements	N/A
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	N/A
17	Policy for deciding entitlements in relation to fractions	N/A
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	N/A
19	Closing date for receipt of acceptances or renunciations	N/A

+ See chapter 19 for defined terms.

20	Names of any underwriters	N/A
21	Amount of any underwriting fee or commission	N/A
22	Names of any brokers to the issue	N/A
23	Fee or commission payable to the broker to the issue	N/A
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A
25	If the issue is contingent on +security holders' approval, the date of the meeting	N/A
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A
28	Date rights trading will begin (if applicable)	N/A
29	Date rights trading will end (if applicable)	N/A
30	How do +security holders sell their entitlements *in full* through a broker?	N/A
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	N/A

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A
33	+Despatch date	N/A

Part 3 - Quotation of securities
You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☑ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	N/A
39	Class of +securities for which quotation is sought	N/A
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	N/A
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	N/A

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)	N/A	

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty.
- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: (Company secretary) Date: 6 July 2006

Print name: Simon Julian Tuxen

== == == == ==

+ See chapter 19 for defined terms.

6 July 2006

Westfield

Westfield Group
Level 24, Westfield Towers
100 William Street
Sydney NSW 2011
GPO Box 4004
Sydney NSW 2001
Australia

Telephone 02 9358 7000
Facsimile 02 9358 7077
Internet www.westfield.com

The Manager
Company Announcements Office
Australian Stock Exchange Limited
Level 4, Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam

WESTFIELD GROUP (ASX:WDC)
NOTICE UNDER ASX LISTING RULE 3.19A

We enclose Appendix 3Y notices, as required to be provided under Listing Rule 3.19A for each of the following directors of the Westfield Group companies: FP Lowy, DH Lowy, PS Lowy and SM Lowy.

The notices are in respect of a recent sale of 383,220 stapled securities in Westfield Group by Westfield C Fund Pty Limited, as trustee of the Westfield Superannuation C Fund.

The Lowy family directors had a relevant interest in the Westfield Group stapled securities sold by Westfield C Fund Pty Limited. Please note that the Lowy family directors have not disposed of any stapled securities.

Yours faithfully
WESTFIELD GROUP

Simon Tuxen
Company Secretary

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Westfield Group
ABN	Westfield Holdings Limited ABN 66 001 671 496 Westfield Trust ARSN 090 849 746 Westfield America Trust ARSN 092 058 449

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Frank P Lowy
Date of last notice	8 May 2006

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Mr Lowy's notifiable interest includes Westfield Group stapled securities held by Westfield C Fund Pty Limited (as trustee of Westfield Superannuation C Fund) a
Date of change	30 June 2006
No. of securities held prior to change	166,676,438
Class	Ordinary stapled securities
Number acquired	-
Number disposed	383,220
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$17.51
No. of securities held after change	166,293,218

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On market trade

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Westfield Group
ABN	Westfield Holdings Limited ABN 66 001 671 496 Westfield Trust ARSN 090 849 746 Westfield America Trust ARSN 092 058 449

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	David Hillel Lowy
Date of last notice	8 May 2006

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Mr Lowy's notifiable interest includes Westfield Group stapled securities held by Westfield C Fund Pty Limited (as trustee of Westfield Superannuation C Fund) a
Date of change	30 June 2006
No. of securities held prior to change	166,676,438
Class	Ordinary stapled securities
Number acquired	-
Number disposed	383,220
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$17.51
No. of securities held after change	166,293,218

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On market trade

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**Westfield Group**
ABN	**Westfield Holdings Limited ABN 66 001 671 496** **Westfield Trust ARSN 090 849 746** **Westfield America Trust ARSN 092 058 449**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Peter Simon Lowy
Date of last notice	8 May 2006

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Mr Lowy's notifiable interest includes Westfield Group stapled securities held by Westfield C Fund Pty Limited (as trustee of Westfield Superannuation C Fund) a
Date of change	30 June 2006
No. of securities held prior to change	166,676,438
Class	Ordinary stapled securities
Number acquired	-
Number disposed	383,220
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$17.51
No. of securities held after change	166,293,218

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On market trade

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Westfield Group
ABN	Westfield Holdings Limited ABN 66 001 671 496 Westfield Trust ARSN 090 849 746 Westfield America Trust ARSN 092 058 449

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Steven Mark Lowy
Date of last notice	8 May 2006

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Mr Lowy's notifiable interest includes Westfield Group stapled securities held by Westfield C Fund Pty Limited (as trustee of Westfield Superannuation C Fund) a
Date of change	30 June 2006
No. of securities held prior to change	166,676,438
Class	Ordinary stapled securities
Number acquired	-
Number disposed	383,220
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$17.51
No. of securities held after change	166,293,218

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On market trade

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

+ See chapter 19 for defined terms.

30 June 2006



Westfield Group
Level 24, Westfield Towers
100 William Street
Sydney NSW 2011
GPO Box 4004
Sydney NSW 2001
Australia

Telephone 02 9358 7000
Facsimile 02 9358 7077
Internet www.westfield.com

The Manager
Company Announcements Office
Australian Stock Exchange Limited
Level 4, Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam

RE: WESTFIELD GROUP (ASX:WDC)
ISSUE OF STAPLED SECURITIES PURSUANT TO EXERCISE OF OPTIONS

Please be advised that 10,000 ordinary stapled securities (the "New Securities") have been issued as a consequence of the exercise of executive options.

The New Securities will rank for distributions from 1 January 2006 and will rank equally with other stapled securities currently on issue.

Yours faithfully
WESTFIELD GROUP

Simon Tuxen
Company Secretary

encl

Westfield Holdings Limited ABN 66 001 671 496

Westfield Management Limited ABN 41 001 670 579 AFS Licence 230329
as responsible entity for **Westfield Trust** ABN 55 191 750 378 ARSN 090 849 746

Westfield America Management Limited ABN 66 072 780 619 AFS Licence 230324
as responsible entity for **Westfield America Trust** ABN 27 374 714 905 ARSN 092 058 449

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

Westfield Group

ABN

Westfield Holdings Limited ABN 66 001 671 496
Westfield Trust ARSN 090 849 746
Westfield America Trust ARSN 092 058 449

We (the entity) give ASX the following information.

Part 1 - All issues
You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary stapled securities
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	10,000
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Not applicable

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes.
5	Issue price or consideration	$150,500
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	The stapled securities were issued as a consequence of the exercise of unquoted executive options issued pursuant to the Westfield Executive Option Plan.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	30 June 2006

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	1,761,917,934	Ordinary stapled-securities

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	283,500	Options (Deutsche Bank)
		28,089,524	Options (Westfield America Trust)
		872,700	Options (Executive)

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	There will be no change in distribution policy

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	N/A
12	Is the issue renounceable or non-renounceable?	N/A
13	Ratio in which the +securities will be offered	N/A
14	+Class of +securities to which the offer relates	N/A
15	+Record date to determine entitlements	N/A
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	N/A
17	Policy for deciding entitlements in relation to fractions	N/A
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	N/A
19	Closing date for receipt of acceptances or renunciations	N/A

+ See chapter 19 for defined terms.

20	Names of any underwriters	N/A
21	Amount of any underwriting fee or commission	N/A
22	Names of any brokers to the issue	N/A
23	Fee or commission payable to the broker to the issue	N/A
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A
25	If the issue is contingent on +security holders' approval, the date of the meeting	N/A
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A
28	Date rights trading will begin (if applicable)	N/A
29	Date rights trading will end (if applicable)	N/A
30	How do +security holders sell their entitlements *in full* through a broker?	N/A
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	N/A

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A
33	+Despatch date	N/A

Part 3 - Quotation of securities
You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☑ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	N/A
39	Class of +securities for which quotation is sought	N/A
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	N/A
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	N/A

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class
N/A	

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: (Company secretary) Date: 30 June 2006

Print name: Simon Julian Tuxen

== == == == ==

+ See chapter 19 for defined terms.

13 June 2006

Westfield

Westfield Group
Level 24, Westfield Towers
100 William Street
Sydney NSW 2011
GPO Box 4004
Sydney NSW 2001
Australia

Telephone 02 9358 7000
Facsimile 02 9358 7077
Internet www.westfield.com

The Manager
Company Announcements Office
Australian Stock Exchange Limited
Level 4, Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam

RE: WESTFIELD (ASX:WDC) TO CONTROL 100% OF STRATFORD CITY, MAJOR EAST LONDON REGENERATION PROJECT

A media release in relation to the above is attached.

Yours faithfully
WESTFIELD GROUP

Simon Tuxen
Company Secretary

encl


Westfield

13 June 2006


media release

WESTFIELD TO CONTROL 100% OF STRATFORD CITY, MAJOR EAST LONDON REGENERATION PROJECT

The Westfield Group (WDC:ASX) today announced it had acquired from its co-owners, the 75% interest in the Stratford City development in east London which it did not already own. The interest was acquired for approximately £140 million.

Westfield has reached binding agreements with companies associated with David and Simon Reuben and Multiplex Group to acquire their combined 50% interest, and with Stanhope Limited to acquire its 25% interest.

Westfield Group acquired its initial 25% interest in Stratford City Developments Limited as part of the Duelguide/Chelsfield acquisition in December 2004.

Stratford City is adjacent to the site for the 2012 London Olympic Games. Much of the Olympic Village will be developed on part of the Stratford City site and will then be available for residential occupation.

The site has planning approval for 13 million square feet of mixed use development, including 2 million square feet of retail.

Westfield said it was pleased that the satisfactory resolution of the shareholding arrangements for the Stratford project would allow it to make a positive contribution to the timely delivery of an important element of the Olympic site, and carry forward the important regeneration of Stratford City.

Westfield acknowledged the difficult decision that was required from its fellow shareholders in Stratford City to exit the project for the good of the scheme and the London 2012 Olympics.

Westfield said it looked forward to working closely with the relevant authorities, including the Olympic Delivery Authority, LCR, the GLA and the London Borough of Newham to develop a high quality super regional shopping centre and to participate in the other mixed use components on the site.

ENDS

westfield.com
Westfield Holdings Limited ABN 66 001 671 496 **Westfield Management Limited** ABN 41 001 670 579 AFS Licence 230329 as responsible entity for **Westfield Trust** ABN 55 191 750 378 ARSN 090 849 746 **Westfield America Management Limited** ABN 66 072 780 619 AFS Licence 230324 as responsible entity for **Westfield America Trust** ABN 27 374 714 905 ARSN 092 058 449
Australia: Mark Ryan, Westfield T:+61 2 9358 7333 Email:MRyan@au.westfield.com
UK: Simon Holberton, Brunswick T:+44 20 7404 5959 Email:sholberton@brunswickgroup.com


Westfield

media release

Notes for editors

The Westfield Group is a global retail property company which specialises in the management, leasing, development, design, construction and funding of shopping centres. Westfield has approximately A$53 billion of assets under management in a portfolio of 128 shopping centres across Australia, New Zealand, the United States and the United Kingdom, with more than 22,500 retailers and approximately 10.6 million sq metres of retail space.

In the UK Westfield has been operating since 2000 and is now involved with 10 schemes across the UK at Belfast, Lisburn, Bradford, Derby, Nottingham, West Midlands, Stratford / East London, White City / West London, Guildford, Turnbridge Wells.

The Group has projects under construction at Derby and White City on major town centre retail regeneration projects together with 50/50 joint venture partners Hermes and CGI respectively.

westfield.com
Westfield Holdings Limited ABN 66 001 671 496 **Westfield Management Limited** ABN 41 001 670 579 AFS Licence 230329 as responsible entity for **Westfield Trust** ABN 55 191 750 378 ARSN 090 849 746 **Westfield America Management Limited** ABN 66 072 780 619 AFS Licence 230324 as responsible entity for **Westfield America Trust** ABN 27 374 714 905 ARSN 092 058 449
Australia: Mark Ryan, Westfield T:+61 2 9358 7333 Email:MRyan@au.westfield.com
UK: Simon Holberton, Brunswick T:+44 20 7404 5959 Email:sholberton@brunswickgroup.com


AUSTRALIAN SECURITIES & INVESTMENTS COMMISSION
021681766

Australian Securities and Investments Commission
Corporations Act 2001 – Paragraph 601QA(1)(b) – Variation # 12888/06

Under paragraph 601QA(1)(b) of the *Corporations Act 2001* (the *Act*), the Australian Securities and Investments Commission further varies Instrument [04/634] dated 21 May 2004 by omitting paragraph 7 and substituting:

'7. section 601LC were modified or varied by inserting after notional subsection 208(2) of the Act as included in that section:

"(2A) Member approval is not required for the giving of a benefit and the benefit need not be given within 15 months if:

(a) the benefit either:

(i) is given out of the scheme property of a registered scheme (the ***Scheme***); or

(ii) could endanger the Scheme property; and

(b) each of the interests in the Scheme is:

(i) a component part of a Stapled Security, together with shares in a company (the ***Company***) and interests in another registered scheme (the ***Other Scheme***); or

(ii) held other than as a component part of a Stapled Security by the Company or one of its wholly entities; or

(iii) part of the scheme property of the Other Scheme, other than as a component part of a Stapled Security; or

(iv) an option to acquire an interest in the Scheme; and

(c) the benefit is given by:

(i) the responsible entity; or

(ii) an entity that the responsible entity controls; or

(iii) an agent of, or person engaged by, the responsible entity; and

(d) the benefit is given:

(i) to the Company, or to any wholly owned entity of the Company;

(ii) to the Other Scheme, or to any wholly owned entity of the Other Scheme;

(iii) to an entity in which all of the shares or interests are held by one or more of:

(A) the Scheme, or any wholly owned entity of the Scheme; or

(B) the entities referred to in subparagraphs (i) and (ii); or

(iv) as a result of a benefit given to one or more of the entities referred to subparagraphs (i) to (iii), to a related party of the responsible entity of the Scheme who holds Stapled Securities.

(2B) For the purposes of this section:

(a) An entity is wholly owned by another entity if all of the shares or interests (as applicable) in the first-mentioned entity are held by (in the case of the second-mentioned entity being a company), or form part of the trust property of (in the case of the second-mentioned entity being a trust), the second-mentioned entity or a wholly owned entity of it; and

(b) A reference to the giving of a benefit to an entity which is a trust is a reference to the giving of a benefit to the trustee of the trust so as to form part of the trust property of the trust or for the benefit of the trust beneficiaries."'

Dated this 8th day of June 2006

Grant Moodie

Signed by Grant Moodie
as a delegate of the Australian Securities and Investments Commission



Australian Securities and Investments Commission
Corporations Act 2001 – Paragraph 601QA(1)(b) – Variation

Under paragraph 601QA(1)(b) of the *Corporations Act 2001* (the *Act*), the Australian Securities and Investments Commission further varies Instrument [04/634] dated 21 May 2004 by omitting paragraph 7 and substituting:

'7. section 601LC were modified or varied by inserting after notional subsection 208(2) of the Act as included in that section:

"(2A) Member approval is not required for the giving of a benefit and the benefit need not be given within 15 months if:

(a) the benefit either:

(i) is given out of the scheme property of a registered scheme (the ***Scheme***); or

(ii) could endanger the Scheme property; and

(b) each of the interests in the Scheme is:

(i) a component part of a Stapled Security, together with shares in a company (the ***Company***) and interests in another registered scheme (the ***Other Scheme***); or

(ii) held other than as a component part of a Stapled Security by the Company or one of its wholly entities; or

(iii) part of the scheme property of the Other Scheme, other than as a component part of a Stapled Security; or

(iv) an option to acquire an interest in the Scheme; and

(c) the benefit is given by:

(i) the responsible entity; or

(ii) an entity that the responsible entity controls; or

(iii) an agent of, or person engaged by, the responsible entity; and

(d) the benefit is given:

(i) to the Company, or to any wholly owned entity of the Company;

(ii) to the Other Scheme, or to any wholly owned entity of the Other Scheme;

(iii) to an entity in which all of the shares or interests are held by one or more of:

(A) the Scheme, or any wholly owned entity of the Scheme; or

(B) the entities referred to in subparagraphs (i) and (ii); or

(iv) as a result of a benefit given to one or more of the entities referred to subparagraphs (i) to (iii), to a related party of the responsible entity of the Scheme who holds Stapled Securities.

(2B) For the purposes of this section:

(a) An entity is wholly owned by another entity if all of the shares or interests (as applicable) in the first-mentioned entity are held by (in the case of the second-mentioned entity being a company), or form part of the trust property of (in the case of the second-mentioned entity being a trust), the second-mentioned entity or a wholly owned entity of it; and

(b) A reference to the giving of a benefit to an entity which is a trust is a reference to the giving of a benefit to the trustee of the trust so as to form part of the trust property of the trust or for the benefit of the trust beneficiaries."'

Dated this 8th day of June 2006

Grant Moodie

Signed by Grant Moodie
as a delegate of the Australian Securities and Investments Commission


AUSTRALIAN SECURITIES & INVESTMENTS COMMISSION
021681764

Australian Securities and Investments Commission
Corporations Act 2001 – Paragraph 601QA(1)(b) – Variation

#12891/06

Under paragraph 601QA(1)(b) of the *Corporations Act 2001* (the *Act*), the Australian Securities and Investments Commission further varies Instrument [04/634] dated 21 May 2004 by omitting paragraph 7 and substituting:

'7. section 601LC were modified or varied by inserting after notional subsection 208(2) of the Act as included in that section:

"(2A) Member approval is not required for the giving of a benefit and the benefit need not be given within 15 months if:

(a) the benefit either:

(i) is given out of the scheme property of a registered scheme (the ***Scheme***); or

(ii) could endanger the Scheme property; and

(b) each of the interests in the Scheme is:

(i) a component part of a Stapled Security, together with shares in a company (the ***Company***) and interests in another registered scheme (the ***Other Scheme***); or

(ii) held other than as a component part of a Stapled Security by the Company or one of its wholly entities; or

(iii) part of the scheme property of the Other Scheme, other than as a component part of a Stapled Security; or

(iv) an option to acquire an interest in the Scheme; and

(c) the benefit is given by:

(i) the responsible entity; or

(ii) an entity that the responsible entity controls; or

(iii) an agent of, or person engaged by, the responsible entity; and

(d) the benefit is given:

(i) to the Company, or to any wholly owned entity of the Company;

(ii) to the Other Scheme, or to any wholly owned entity of the Other Scheme;

(iii) to an entity in which all of the shares or interests are held by one or more of:

(A) the Scheme, or any wholly owned entity of the Scheme; or

(B) the entities referred to in subparagraphs (i) and (ii); or

(iv) as a result of a benefit given to one or more of the entities referred to subparagraphs (i) to (iii), to a related party of the responsible entity of the Scheme who holds Stapled Securities.

(2B) For the purposes of this section:

(a) An entity is wholly owned by another entity if all of the shares or interests (as applicable) in the first-mentioned entity are held by (in the case of the second-mentioned entity being a company), or form part of the trust property of (in the case of the second-mentioned entity being a trust), the second-mentioned entity or a wholly owned entity of it; and

(b) A reference to the giving of a benefit to an entity which is a trust is a reference to the giving of a benefit to the trustee of the trust so as to form part of the trust property of the trust or for the benefit of the trust beneficiaries."'

Dated this 8th day of June 2006

Grant Moodie

Signed by Grant Moodie
as a delegate of the Australian Securities and Investments Commission

1 June 2006

Westfield

Westfield Group
Level 24, Westfield Towers
100 William Street
Sydney NSW 2011
GPO Box 4004
Sydney NSW 2001
Australia

Telephone 02 9358 7000
Facsimile 02 9358 7077
Internet www.westfield.com

The Manager
Company Announcements Office
Australian Stock Exchange Limited
Level 4, Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam

RE: WESTFIELD GROUP (ASX:WDC)
ISSUE OF STAPLED SECURITIES PURSUANT TO EXERCISE OF OPTIONS

Please be advised that 505,986 ordinary stapled securities (the "New Securities") have been issued as a consequence of the exercise of options held by Deutsche Bank AG.

The New Securities will rank for distributions from 1 January 2006 and will rank equally with other stapled securities currently on issue.

Yours faithfully
WESTFIELD GROUP

Simon Tuxen
Company Secretary

encl

Westfield Holdings Limited ABN 66 001 671 496

Westfield Management Limited ABN 41 001 670 579 AFS Licence 230329
as responsible entity for **Westfield Trust** ABN 55 191 750 378 ARSN 090 849 746

Westfield America Management Limited ABN 66 072 780 619 AFS Licence 230324
as responsible entity for **Westfield America Trust** ABN 27 374 714 905 ARSN 092 058 449

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

**New issue announcement,
application for quotation of additional securities
and agreement**

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

Westfield Group

ABN

Westfield Holdings Limited ABN 66 001 671 496
Westfield Trust ARSN 090 849 746
Westfield America Trust ARSN 092 058 449

We (the entity) give ASX the following information.

Part 1 - All issues
You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary stapled securities
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	505,986
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Not applicable

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes.
5	Issue price or consideration	$7,000,000
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	The stapled securities were issued as a consequence of the exercise of unquoted options issued to Deutsche Bank AG.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	1 June 2006

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	1,761,907,934	Ordinary stapled-securities

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	283,500	Options (Deutsche Bank)
		28,089,524	Options (Westfield America Trust)
		882,700	Options (Executive)

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	There will be no change in distribution policy

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	N/A
12	Is the issue renounceable or non-renounceable?	N/A
13	Ratio in which the +securities will be offered	N/A
14	+Class of +securities to which the offer relates	N/A
15	+Record date to determine entitlements	N/A
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	N/A
17	Policy for deciding entitlements in relation to fractions	N/A
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	N/A
19	Closing date for receipt of acceptances or renunciations	N/A

+ See chapter 19 for defined terms.

20	Names of any underwriters	N/A
21	Amount of any underwriting fee or commission	N/A
22	Names of any brokers to the issue	N/A
23	Fee or commission payable to the broker to the issue	N/A
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A
25	If the issue is contingent on +security holders' approval, the date of the meeting	N/A
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A
28	Date rights trading will begin (if applicable)	N/A
29	Date rights trading will end (if applicable)	N/A
30	How do +security holders sell their entitlements *in full* through a broker?	N/A
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	N/A

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A
33	+Despatch date	N/A

Part 3 - Quotation of securities
You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☑ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	N/A
39	Class of +securities for which quotation is sought	N/A
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	N/A
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	N/A

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class
N/A	

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty
- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: (Company secretary) Date: 1 June 2006

Print name: Simon Julian Tuxen

== == == == ==

+ See chapter 19 for defined terms.

Australian Securities &
Investments Commission

RECEIVED 022942330

2006 SEP 18 A 11:25

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Form 491
Corporations Act 2001

Change to scheme details

If there is insufficient space in any section of the form, you may photocopy the relevant page(s) and submit as part of this lodgement

Scheme details

Scheme name
Westfield Trust

ARSN/ABN
090 849 746

Lodgement details

Who should ASIC contact if there is a query about this form?

Name
Graeme Blackett

ASIC registered agent number (if applicable)
16234

Telephone number
02 9358 7967

Postal address
GPO Box 4004
SYDNEY NSW 2001

Please provide an estimate of the time taken to complete this form.
hrs mins

1 Change to issued interest structure table

This section allows a change to the interest class (eg. as a result of the issue or cancellation of interests) to be shown. Only details of the changed interest class need to be shown here.

1a Unit trusts

Class into which interests are divided	Description of class	Number of interests in the class	Total amount paid up for the class	Total amount unpaid for the class
UNT	Ordinary units	1,761,401,948	$5,970,905,528	Nil
WTDE	WT Deutsche 2009 Options	290,500	$3,718,400	Nil
SWHL	Stapling Options - WHL	1,183,600	Nil	Nil
SWFA	Stapling Options - WFA	1,183,600	Nil	Nil

Note: If insufficient space in the table above, please provide details in an annexure. (Refer to the guide for annexure requirements)

1b Other than unit trusts

Class into which interests are divided	Description of class	Number of interests in the class	Total amount paid up for the class	Total amount unpaid for the class

Note: If insufficient space in the table above, please provide details in an annexure. (Refer to the guide for annexure requirements)

2 Change to interest holder details

Where the interest holders or details of the interest holders have changed, please show the updated details in the table below.
You must show:

- All interest holders - if scheme has 20 or fewer interest holders
- The top 20 interest holders in each class - if scheme has more than 20 interest holders

If two or more interest holders in the top 20 within a class each hold the same number of interests, the responsible entity must include the details set out above for each of those interest holders.

Interest holder's name	Interest holder's ACN (if a company)	Interest holder's address	Total interests held in each class	Fully paid (Y/N)
		See Annexure A of 2 pages		

2 Continued ... Change to interest holder details

Interest holder's name	Interest holder's ACN (if a company)	Interest holder's address	Total interests held in each class	Fully paid (Y/N)

Signature

This form must be signed by a current director or secretary of the responsible entity.

I certify that the information in this form is true and complete.

Name

Simon Julian Tuxen

Capacity

☐ Director of responsible entity

☒ Secretary of responsible entity

Signature

Date signed

26/05/06
[D D] [M M] [Y Y]

Lodgement

Send completed and signed forms to:
Australian Securities and Investments Commission,
PO Box 4000, Gippsland Mail Centre VIC 3841.

For help or more information
Telephone 03 5177 3988
Email info.enquiries@asic.gov.au
Web www.asic.gov.au

WESTFIELD TRUST

ARSN 090 849 746
ANNEXURE A of 2 pages referred to in Form 484 Change to company details

Simon Julian Tuxen
Secretary

Dated: 26 May 2006

Ordinary Shares

Shareholder's name	Shareholder's ACN (if a company)	Shareholder's address	Total shares held in each class	Fully paid (Y/N)
J P Morgan Nominees Australia Limited	002 899 961	Locked Bag 7 Royal Exchange NSW 1225	266,897,276	Y
Westpac Custodian Nominees Limited	002 861 565	50 Pitt Street Sydney NSW 2000	250,079,461	Y
National Nominees Limited	004 278 899	GPO Box 1406M Melbourne Bic 3001	204,918,392	Y
Cordera Holdings Pty Limited	000 699 249	GPO Box 4004 Sydney NSW 2001	98,694,531	Y
Citicorp Nominees Pty Limited	000 809 030	GPO 764G Melbourne Vic 3001	97,675,078	Y
Cogent Nominees Pty Limited	084 150 023	PO Box R209 Royal Exchange NSW 1225	71,566,054	Y
ANZ Nominees Limited <Cash Income A/C>	005 357 568	GPO Box 2842AA Melbourne Vic 3001	61,237,455	Y
ANZ Nominees Limited <Income Reinvestment A/C>	005 357 568	GPO Box 2842AA Melbourne Vic 3001	46,581,905	Y
Citicorp Nominees Pty Limited <CFS WSLE Property Secs A/C>	000 809 030	GPO 764G Melbourne Vic 3001	38,675,333	Y
AMP Life Limited	079 300 379	PO Box R209 Royal Exchange NSW 1225	28,887,682	Y
RBC Global Services Australia Nominees Pty Limited	097 125 123	GPO Box 5430 Sydney NSW 2000	19,526,974	Y
Queensland Investment Corporation		C/- National Nominees Limited GPO Box 2242 Brisbane Qld 4001	16,507,930	Y

Shareholder's name	Shareholder's ACN (if a company)	Shareholder's address	Total shares held in each class	Fully paid (Y/N)
Franley Holdings Pty Limited	000 360 681	GPO Box 4004 Sydney NSW 2001	16,027,400	Y
Westpac Financial Services Ltd	000 241 127	C/- Westpac Custodian Nominees Limited 50 Pitt Street Sydney NSW 2000	15,219,166	Y
Frank P Lowy		GPO Box 4004 Sydney NSW 2001	14,208,575	Y
Victorian Workcover Authority		C/- National Nominees Limited GPO Box 1406M Melbourne Vic 3001	14,072,943	Y
Westfield C Fund Pty Limited	061 699 474	Level 24 100 William Street Sydney NSW 2000	12,825,392	Y
Bond Street Custodians Limited <ENH PROPERTY SECURITIES A/C>	008 607 065	Level 26 20 Bond Street Sydney NSW 2000	12,215,554	Y
Transport Accident Commission		C/- National Nominees Limited GPO Box 1406M Melbourne Vic 3001	11,615,195	Y
Bond Street Custodians Limited <PROPERTY SECURITIES A/C>	008 607 065	Level 26 20 Bond Street Sydney NSW 2000	11,290,207	Y

Australian Securities & Investments Commission

022942329

Form 491
Corporations Act 2001

Change to scheme details

If there is insufficient space in any section of the form, you may photocopy the relevant page(s) and submit as part of this lodgement

Scheme details

Scheme name
Westfield America Trust

ARSN/ABN
092 058 449

Lodgement details

Who should ASIC contact if there is a query about this form?

Name
Graeme Blackett

ASIC registered agent number (if applicable)
16234

Telephone number
02 9358 7967

Postal address
GPO Box 4004
SYDNEY NSW 2001

Please provide an estimate of the time taken to complete this form.

hrs mins

1 Change to issued interest structure table

This section allows a change to the interest class (eg. as a result of the issue or cancellation of interests) to be shown. Only details of the changed interest class need to be shown here.

1a Unit trusts

Class into which interests are divided	Description of class	Number of interests in the class	Total amount paid up for the class	Total amount unpaid for the class
ORD	Ordinary Units	1,844,486,311	$6,729,850,115	nil
SFS	Series F Securities	52,500	$8,188,153	nil
SGS	Series G Special options	428,315	$520,306	nil
SG1S	Series G Special Options	277,778	$337,578	nil
SHS	Series H Special Options	14,070,072	$197,355	nil
SIS	Series I Special Options	13,260,859	$100,000	nil
SWHL	Stapling Options - WHL	1,183,600	nil	nil
SWT	Stapling Options - WT	684,900	nil	nil

Note: If insufficient space in the table above, please provide details in an annexure. (Refer to the guide for annexure requirements)

1b Other than unit trusts

Class into which interests are divided	Description of class	Number of interests in the class	Total amount paid up for the class	Total amount unpaid for the class

Note: If insufficient space in the table above, please provide details in an annexure. (Refer to the guide for annexure requirements)

2 Change to interest holder details

Where the interest holders or details of the interest holders have changed, please show the updated details in the table below.

You must show:

- All interest holders - if scheme has 20 or fewer interest holders
- The top 20 interest holders in each class - if scheme has more than 20 interest holders

If two or more interest holders in the top 20 within a class each hold the same number of interests, the responsible entity must include the details set out above for each of those interest holders.

Interest holder's name	Interest holder's ACN (if a company)	Interest holder's address	Total interests held in each class	Fully paid (Y/N)
		See Annexure A of 2 pages		

2 Continued ... Change to interest holder details

Interest holder's name	Interest holder's ACN (if a company)	Interest holder's address	Total interests held in each class	Fully paid (Y/N)

Signature

This form must be signed by a current director or secretary of the responsible entity.

I certify that the information in this form is true and complete.

Name

Simon Julian Tuxen

Capacity

[ ] Director of responsible entity

[X] Secretary of responsible entity

Signature

Date signed

26/05/06
[D D] [M M] [Y Y]

Lodgement

Send completed and signed forms to:
Australian Securities and Investments Commission,
PO Box 4000, Gippsland Mail Centre VIC 3841.

For help or more information

Telephone 03 5177 3988
Email info.enquiries@asic.gov.au
Web www.asic.gov.au

WESTFIELD AMERICA TRUST

ARSN 092 058 449
ANNEXURE A of 2 pages referred to in
Form 484 Change to company details

Simon Julian Tuxen
Secretary

Dated: 26 May 2006

Ordinary Shares

Shareholder's name	Shareholder's ACN (if a company)	Shareholder's address	Total shares held in each class	Fully paid (Y/N)
J P Morgan Nominees Australia Limited	002 899 961	Locked Bag 7 Royal Exchange NSW 1225	266,897,276	Y
Westpac Custodian Nominees Limited	002 861 565	50 Pitt Street Sydney NSW 2000	250,079,461	Y
National Nominees Limited	004 278 899	GPO Box 1406M Melbourne Bic 3001	204,918,392	Y
Cordera Holdings Pty Limited	000 699 249	GPO Box 4004 Sydney NSW 2001	98,694,531	Y
Citicorp Nominees Pty Limited	000 809 030	GPO 764G Melbourne Vic 3001	97,675,078	Y
Cogent Nominees Pty Limited	084 150 023	PO Box R209 Royal Exchange NSW 1225	71,566,054	Y
ANZ Nominees Limited <Cash Income A/C>	005 357 568	GPO Box 2842AA Melbourne Vic 3001	61,237,455	Y
ANZ Nominees Limited <Income Reinvestment A/C>	005 357 568	GPO Box 2842AA Melbourne Vic 3001	46,581,905	Y
Citicorp Nominees Pty Limited <CFS WSLE Property Secs A/C>	000 809 030	GPO 764G Melbourne Vic 3001	38,675,333	Y
AMP Life Limited	079 300 379	PO Box R209 Royal Exchange NSW 1225	28,887,682	Y
RBC Global Services Australia Nominees Pty Limited	097 125 123	GPO Box 5430 Sydney NSW 2000	19,526,974	Y
Queensland Investment Corporation		C/- National Nominees Limited GPO Box 2242 Brisbane Qld 4001	16,507,930	Y

Shareholder's name	Shareholder's ACN (if a company)	Shareholder's address	Total shares held in each class	Fully paid (Y/N)
Franley Holdings Pty Limited	000 360 681	GPO Box 4004 Sydney NSW 2001	16,027,400	Y
Westpac Financial Services Ltd	000 241 127	C/- Westpac Custodian Nominees Limited 50 Pitt Street Sydney NSW 2000	15,219,166	Y
Frank P Lowy		GPO Box 4004 Sydney NSW 2001	14,208,575	Y
Victorian Workcover Authority		C/- National Nominees Limited GPO Box 1406M Melbourne Vic 3001	14,072,943	Y
Westfield C Fund Pty Limited	061 699 474	Level 24 100 William Street Sydney NSW 2000	12,825,392	Y
Bond Street Custodians Limited <ENH PROPERTY SECURITIES A/C>	008 607 065	Level 26 20 Bond Street Sydney NSW 2000	12,215,554	Y
Transport Accident Commission		C/- National Nominees Limited GPO Box 1406M Melbourne Vic 3001	11,615,195	Y
Bond Street Custodians Limited <PROPERTY SECURITIES A/C>	008 607 065	Level 26 20 Bond Street Sydney NSW 2000	11,290,207	Y

Express posted 12/5/06

Australian Securities & Investments Commission

SENDER TO KEEP
BN4782205

RECEIVED
2006 SEP 18 A 11:25
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Form 484
Corporations Act 2001

Change to company details

Sections A, B or C may be lodged independently with this signed cover page to notify ASIC of:

A1 Change of address
A2 Change of name - officeholders or members
A3 Change - ultimate holding company
B1 Cease company officeholder
B2 Appoint company officeholder
B3 Special purpose company
C1 Cancellation of shares
C2 Issue of shares
C3 Change to share structure
C4 Changes to the register of members

All mandatory fields will be identified with an *.

If there is insufficient space in any section of the form, you may photocopy the relevant page(s) and submit as part of this lodgement

Company details

Company name *
Westfield Holdings Limited

Refer to guide for information about corporate key

ACN/ABN *
66 001 671 496

Corporate key *
81784940

Lodgement details

Who should ASIC contact if there is a query about this form?

Name
Graeme Blackett

ASIC registered agent number (if applicable)
16234

Telephone number
02 9358 7967

Postal address
GPO Box 4004
Sydney NSW 2001

Total number of pages including this cover sheet
3

Please provide an estimate of the time taken to complete this form.
[ ] hrs [ ] mins

Signature

This form must be signed by a current officeholder of the company.

I certify that the information in this cover sheet and the attached sections of this form are true and complete.

Name *
Simon Julian Tuxen

Capacity *
☐ Director
☑ Company secretary

Signature
[signature]

Date signed
12/05/2006 (dd/mm/yyyy)

This form must be **SIGNED** and **DATED** by a current officeholder after it is **PRINTED**

Lodgement

Send completed and signed forms to:
Australian Securities and Investments Commission,
PO Box 4000, Gippsland Mail Centre VIC 3841.

Or lodge the form electronically by visiting the ASIC website www.asic.gov.au

For help or more information
Telephone 03 5177 3988
Email Click here to send ASIC an email.
Web www.asic.gov.au

Change Notification Page

Please notify the changes you wish to make by selecting at least one of the tick boxes available below. Your tickbox selections will generate the appropriate section(s) which will appear after this page.

- A1 ☐ Change of address
- A2 ☐ Change a name for officeholder or members
- A3 ☐ Change of ultimate holding company details
- B1 ☐ Cease an officeholder
- B2 ☐ Appoint an officeholder
- B3 ☐ Change to special purpose company status

Click on the button below if you need assistance in making your selection

Form 484 Guide

Once you have made all your selections, scroll down to complete the required sections

To notify ASIC of changes to the shares and/or members register, select the appropriate tickbox below.
Please wait until the table displays showing the appropriate sections that you should complete.

	C1 - Cancellation of shares	C2 - Issue of shares	C3 - Change to share structure table	C4 - Change to members register
C ☑ **Issue of shares** ☐ Proprietary company ☑ Public company ☐ if in response to the Annual company statement ☑ if not in response to the Annual company statement				

- C ☐ **Cancellation of shares**
- C ☐ **Transfer of shares**
- C ☐ **Changes to amounts paid**
- C ☐ **Changes to beneficial ownership**

Once you have made all your selections, scroll down to complete the required sections

To notify ASIC about a division or conversion of a class of shares, you must lodge a form 211 within 28 days of the change occurring.

To notify ASIC about a conversion of shares into larger or smaller numbers, you must lodge a form 2205B within 28 days of the change occurring.

C2 Issue of shares

List details of new share issues in the following table.

Share class code	Number of shares issued	Amount paid per share	Amount unpaid per share
ORD	948519	$4.57	nil
ORD	217914	$4.59	nil

Earliest date of change

Please indicate the earliest date that any of the above changes occurred *

24/04/2006 (dd/mm/yyyy)

If shares were issued for other than cash, were some or all shares issued under a written contract?

☐ **Yes**
if yes, proprietary companies must also lodge a Form 207Z certifying that all stamp duties have been paid. Public companies must also lodge a Form 207Z and either a Form 208 or a copy of the contract.

☐ **No**
if no, proprietary companies are not required to provide any further documents with this form. Public companies must also lodge a Form 208.

Lodgement details

Is this document being lodged to update the Annual Company Statement that was sent to you?

☐ Yes

☑ No

12 May 2006

Westfield

Westfield Group
Level 24, Westfield Towers
100 William Street
Sydney NSW 2011
GPO Box 4004
Sydney NSW 2001
Australia

Telephone 02 9358 7000
Facsimile 02 9358 7077
Internet www.westfield.com

The Manager
Company Announcements Office
Australian Stock Exchange Limited
Level 4, Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam

WESTFIELD GROUP (ASX:WDC)
NOTICE UNDER ASX LISTING RULE 3.19A

We enclose Appendix 3Y notices, as required to be provided under Listing Rule 3.19A for each of the following directors of the Westfield Group companies: FP Lowy, DH Lowy, PS Lowy and SM Lowy.

The notices are in respect of a recent sale of 236,469 stapled securities in Westfield Group by Westfield C Fund Pty Limited, as trustee of the Westfield Superannuation C Fund.

The Lowy family directors had a relevant interest in the Westfield Group stapled securities sold by Westfield C Fund Pty Limited. Please note that the Lowy family directors have not disposed of any stapled securities.

Yours faithfully
WESTFIELD GROUP

Simon Tuxen
Company Secretary

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Westfield Group
ABN	Westfield Holdings Limited ABN 66 001 671 496 Westfield Trust ARSN 090 849 746 Westfield America Trust ARSN 092 058 449

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Frank P Lowy
Date of last notice	30 March 2006

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Mr Lowy's notifiable interest includes Westfield Group stapled securities held by Westfield C Fund Pty Limited (as trustee of Westfield Superannuation C Fund)
Date of change	8 May 2006
No. of securities held prior to change	166,912,907
Class	Ordinary stapled securities
Number acquired	-
Number disposed	236,469 (being 232,608 WDC securities and 3,861 WDCN securities)
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$17.1627 per WDC stapled security $16.8000 per WDCN stapled security
No. of securities held after change	166,676,438

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On market trade

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Westfield Group
ABN	Westfield Holdings Limited ABN 66 001 671 496 Westfield Trust ARSN 090 849 746 Westfield America Trust ARSN 092 058 449

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	David Hillel Lowy
Date of last notice	30 March 2006

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Mr Lowy's notifiable interest includes Westfield Group stapled securities held by Westfield C Fund Pty Limited (as trustee of Westfield Superannuation C Fund)
Date of change	8 May 2006
No. of securities held prior to change	166,912,907
Class	Ordinary stapled securities
Number acquired	-
Number disposed	236,469 (being 232,608 WDC securities and 3,861 WDCN securities)
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$17.1627 per WDC stapled security $16.8000 per WDCN stapled security
No. of securities held after change	166,676,438

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On market trade

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Westfield Group
ABN	Westfield Holdings Limited ABN 66 001 671 496 Westfield Trust ARSN 090 849 746 Westfield America Trust ARSN 092 058 449

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Peter Simon Lowy
Date of last notice	30 March 2006

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Mr Lowy's notifiable interest includes Westfield Group stapled securities held by Westfield C Fund Pty Limited (as trustee of Westfield Superannuation C Fund)
Date of change	8 May 2006
No. of securities held prior to change	166,912,907
Class	Ordinary stapled securities
Number acquired	-
Number disposed	236,469 (being 232,608 WDC securities and 3,861 WDCN securities)
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$17.1627 per WDC stapled security $16.8000 per WDCN stapled security
No. of securities held after change	166,676,438

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On market trade

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Westfield Group
ABN	Westfield Holdings Limited ABN 66 001 671 496 Westfield Trust ARSN 090 849 746 Westfield America Trust ARSN 092 058 449

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Steven Mark Lowy
Date of last notice	30 March 2006

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Mr Lowy's notifiable interest includes Westfield Group stapled securities held by Westfield C Fund Pty Limited (as trustee of Westfield Superannuation C Fund)
Date of change	8 May 2006
No. of securities held prior to change	166,912,907
Class	Ordinary stapled securities
Number acquired	-
Number disposed	236,469 (being 232,608 WDC securities and 3,861 WDCN securities)
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$17.1627 per WDC stapled security $16.8000 per WDCN stapled security
No. of securities held after change	166,676,438

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On market trade

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

+ See chapter 19 for defined terms.

10 May 2006

Westfield

Westfield Group
Level 24, Westfield Towers
100 William Street
Sydney NSW 2011
GPO Box 4004
Sydney NSW 2001
Australia

Telephone 02 9358 7000
Facsimile 02 9358 7077
Internet www.westfield.com

The Manager
Company Announcements Office
Australian Stock Exchange Limited
Level 4, Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam

RE: WESTFIELD GROUP (ASX:WDC)
ISSUE OF STAPLED SECURITIES PURSUANT TO EXERCISE OF OPTIONS

Please be advised that 217,914 ordinary stapled securities (the "New Securities") have been issued as a consequence of the exercise of options held by Deutsche Bank AG.

The New Securities will rank for distributions from 1 January 2006 and will rank equally with other stapled securities currently on issue.

Yours faithfully
WESTFIELD GROUP

Simon Tuxen
Company Secretary

encl

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

**New issue announcement,
application for quotation of additional securities
and agreement**

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

Westfield Group

ABN

Westfield Holdings Limited ABN 66 001 671 496
Westfield Trust ARSN 090 849 746
Westfield America Trust ARSN 092 058 449

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary stapled securities
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	217,914
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Not applicable

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes.
5	Issue price or consideration	$3,000,000
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	The stapled securities were issued as a consequence of the exercise of unquoted options issued to Deutsche Bank AG.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	10 May 2006

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	1,761,401,948	Ordinary stapled-securities

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	290,500	Options (Deutsche Bank)
		28,089,524	Options (Westfield America Trust)
		932,700	Options (Executive)

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	There will be no change in distribution policy

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	N/A
12	Is the issue renounceable or non-renounceable?	N/A
13	Ratio in which the +securities will be offered	N/A
14	+Class of +securities to which the offer relates	N/A
15	+Record date to determine entitlements	N/A
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	N/A
17	Policy for deciding entitlements in relation to fractions	N/A
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	N/A
19	Closing date for receipt of acceptances or renunciations	N/A

+ See chapter 19 for defined terms.

20	Names of any underwriters	N/A
21	Amount of any underwriting fee or commission	N/A
22	Names of any brokers to the issue	N/A
23	Fee or commission payable to the broker to the issue	N/A
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A
25	If the issue is contingent on +security holders' approval, the date of the meeting	N/A
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A
28	Date rights trading will begin (if applicable)	N/A
29	Date rights trading will end (if applicable)	N/A
30	How do +security holders sell their entitlements *in full* through a broker?	N/A
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	N/A

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A
33	+Despatch date	N/A

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☑ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	N/A
39	Class of +securities for which quotation is sought	N/A
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	N/A
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	N/A

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)	N/A	

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: (Company secretary) Date: 10 May 2006

Print name: Simon Julian Tuxen

== == == == ==

9 May 2006

Westfield

Westfield Group
Level 24, Westfield Towers
100 William Street
Sydney NSW 2011
GPO Box 4004
Sydney NSW 2001
Australia

Telephone 02 9358 7000
Facsimile 02 9358 7077
Internet www.westfield.com

The Manager
Company Announcements Office
Australian Stock Exchange Limited
Level 4, Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam

WESTFIELD GROUP (ASX:WDC)
1st QUARTER 2006 - REVIEW

A Supplemental Disclosure Report on the Westfield Group's operations for the year ended 31 December 2005 is attached.

Yours faithfully
WESTFIELD GROUP

Simon Tuxen
Company Secretary

Westfield Group

Supplemental Disclosure Report

Year Ended December 31, 2005

Overview of the Westfield Group

The Westfield Group is the world's largest listed retail property group and the seventh largest entity listed on the Australian Stock Exchange, in each case, based on an A$31.6 billion (US$23.2 billion) equity market capitalisation at December 31, 2005.

The Westfield Group's property investment portfolio at December 31, 2005 consisted of interests in 128 shopping centres located in Australia, New Zealand, the United States and the United Kingdom, with a gross value of approximately A$52.5 billion (US$38.5 billion) and comprised of approximately 10.6 million square metres (114.0 million square feet) of gross leaseable area ("GLA"). The properties that the Westfield Group owns or manages currently contain 22,500 retail outlets and at December 31, 2005, the Group had total assets (comprising shopping centre and other assets) of A$43.0 billion (US$31.5 billion).

The Westfield Group is an internally managed, vertically integrated shopping centre group. It operates in the following business operations:

- shopping centre ownership;
- property management and leasing;
- property development, design and construction; and
- funds and asset management.

Notwithstanding the merger transaction that occurred in June 2004, the Westfield Group continues to conduct all of its operations through Westfield Holdings Limited, Westfield Trust and Westfield America Trust and their respective subsidiaries. Although these entities continue to exist as separate legal entities they now operate as a coordinated economic group, with a common public investor base, common business objectives and a common membership of their boards of directors.

Business Operations

Shopping Centre Ownership

The Westfield Group's shopping centres are geographically diverse, spread across five states and 1 territory in Australia and 14 states in the United States, as well as in New Zealand and the United Kingdom. The Westfield Group's size and geographic diversity significantly reduce its dependence upon any single tenant or property. The Group's shopping centres are generally located near or in major metropolitan areas, anchored by long-term tenancies with major retailers and incorporate a wide cross section of specialty retailers and national chain store operators. The Group's shopping centre investments are undertaken on both a wholly owned basis and through joint ventures, primarily with major institutional investors.

- *United States*

  In the United States, at December 31, 2005 the Westfield Group owned interests in and managed 67 shopping centres, comprising approximately 6.6 million square metres (70.9 million square feet) of GLA. The portfolio was 95.1% leased at December 31, 2005. Of the 67 properties, 56 properties are wholly owned and 11 are held through joint ventures or co-ownership agreements. At December 31, 2005, the gross value of these real estate assets was US$16.9 billion, of which the book value of the Westfield Group's proportionate interest was US$13.9 billion. In addition the Group manages nine U.S. airport concessions.

- *Australia and New Zealand*

In Australia and New Zealand, at December 31, 2005, the Westfield Group had interests in 54 shopping centres, comprising approximately 3.7 million square metres (39.8 million square feet) of GLA with a portfolio occupancy level in excess of 99.5%. Of these 54 properties, 43 properties are located in Australia and 11 centres located in New Zealand. At 31 December the gross value of the Australian and New Zealand portfolios was A$20.4 billion and NZ$2.2 billion respectively with 29 properties wholly owned, 24 properties held through joint ventures or co-ownership agreements, and one property held through a participating ground lease or head lease arrangement. The Westfield Group manages 48 of the 54 shopping centres.

- *United Kingdom*

In the United Kingdom, at December 31, 2005, the Westfield Group owned interests in and managed seven shopping centres, comprising approximately 0.3 million square metres (3.3 million square feet) of GLA with a portfolio occupancy rate of more than 99%. Five of these properties are held through joint ventures with two being wholly owned. At December 31, 2005, the gross value of these seven properties was £3.0 billion.

Property Management and Leasing

Property management involves leasing and day-to-day management and marketing of the Westfield Group's shopping centre portfolio and other properties. The Group's shopping centres are designed to provide an efficient and dynamic environment for retailers and a quality shopping experience for consumers, creating a platform for the Westfield Group's retailers to enhance their performance and for the Group to maximize its returns. The Group works to build and maintain long-term relationships with its retailers in addition to developing strong relationships with consumers by supporting the local communities of its shopping centres and through various marketing activities.

Property Development, Design and Construction

The Westfield Group's property development activities are vertically integrated and involve the development, design, construction and initial leasing of shopping centres, primarily for properties that it owns and manages. These activities include purchasing land, obtaining approvals from regulatory authorities, conducting negotiations with major retailers, preparing feasibility studies and acting as architect, project manager and general contractor for each shopping centre development and redevelopment project. The Group's redevelopment projects are designed to maximise returns on investment from both increased rental income and capital appreciation of the asset.

The Westfield Group currently has a significant development program with 18 projects underway at an investment of A$6.8 billion, with Westfield's share being A$4.6 billion as at December 31, 2005. The Group expects to commence A$1.5 to 2.0 billion of redevelopment projects from the current portfolio in each of the next three years. These projects are expected to generate initial income yields on project cost in the range of 9-10%, with unleveraged internal rates of return of approximately 14%.

- *United States.*

During the 12 months to December 2005, the Group completed the US$120 million redevelopment of Westfield Franklin Park in Toledo, Ohio, the US$140 million redevelopment of Westfield Wheaton in Wheaton, Maryland and a US$30 million project at Gateway in Lincoln, Nebraska. The first stage of the US$160 million redevelopment at Century City in Los Angeles, California was also opened.

The Group commenced 7 new projects in the United States during the 2005 year. This included the US$330 million expansion of Westfield Topanga with completion of the main retail area scheduled for the 1st quarter of 2007. The largest project currently underway in the United States is the redevelopment of San Francisco Centre in downtown San Francisco, California at a forecast cost of US$440 million (with Westfield's share of the development US$220 million). This project is currently on schedule for completion in the 4th quarter 2006.

The Group currently has its largest ever development pipeline in the United States with 11 projects underway at a forecast cost of US$1.5 billion. These projects have a target weighted average income yield in the range of 9.6% to 10.0%.

- *Australia and New Zealand.*

In Australia 4 major projects were completed during 2005 at a total project cost of A$425 million. This included the A$60 million redevelopment of Westfield Innaloo in Perth, the A$180 million (Westfield's share A$90 million) development of Westfield Helensvale, a new Westfield centre on Queensland's Gold Coast, the A$120 million redevelopment of Westfield Tuggerah, on the NSW Central Coast and the A$65 million upgrade of Westfield Mt Druitt in Sydney.

In Australia there are 3 major projects currently under construction at a forecast project cost of approximately A$490 million and are all scheduled to complete in 2006. In Sydney, the A$109 million redevelopment of Westfield Parramatta, is forecast for completion by the second quarter of 2006 and the A$200 million redevelopment of Westfield Liverpool is due to open by Christmas 2006. The Group's most recent project in Australia is the A$180 million redevelopment of Westfield Chermside in Brisbane which commenced towards the end of the 2005 year and is on schedule to complete by the end of 2006.

In New Zealand, the NZ$170 million redevelopment of Westfield Queensgate in Wellington, opened in November 2005. The Group also commenced a NZ$35 million redevelopment project at Chartwell in Hamilton and a NZ$32 million project at Newmarket in Auckland. Both of these projects are expected to complete during the second half of 2006.

The current target weighted average income yield range of the A$600 million of projects under construction in Australia and New Zealand is 9.3% to 9.6%.

- *United Kingdom.*

In 2005, the Westfield Group commenced its first development project in the United Kingdom with the UK£310 million redevelopment of The Eagle Centre, Derby (Westfield's share being approximately UK£155 million). During 2005, the Westfield Group also acquired a further 25% interest in the super regional centre development project at White City, West London, bringing its interest to 50%. The White City project is scheduled for completion in the first half of 2008 with Westfield's share being approximately UK£900 million.

Funds and Asset Management

The Westfield Group manages certain assets on behalf of institutional and other investors for which it receives management fees. The Group generally undertakes these activities on a joint venture basis. In addition, it manages Carindale Property Trust, which is an Australian publicly listed property trust that owns a 50% interest in the Westfield Carindale centre in Brisbane, Australia.

The following sets out a review of operations in the each of the Group's main regions of the United States, Australia and New Zealand and the United Kingdom for the 12 months ended December 31, 2005.

United States Operations

All areas are quoted in square feet and all amounts are in U.S. Dollars.

Specialty Stores include Mini-Majors (retail stores generally occupying between 20,000 and 80,000 square feet of leasable space and theaters), Specialty Shops (retail stores occupying less than 20,000 square feet of leasable space) and free standing buildings outside a centre in the parking areas.

The Group also owns 12 department store properties (the "May Properties") that are net leased to the May Department Stores Company (the "May Company"), including two that are located at the Company's Centres. In August 2005, Federated Department Stores, Inc. ("Federated") completed its merger with the May Company. As a result of the merger, Federated announced plans to divest certain duplicate stores. In February 2006, the Company agreed to exchange its May Properties for 12 department store sites owned by Federated and to acquire three additional stores from Federated in a separate transaction. All 15 stores to be acquired are located at the Group's Centres.

Anchors

The following table indicates the parent Company of each occupied Anchor at the Centres, the number of stores owned or leased by each Anchor, Anchor GLA, the percentage of Anchor GLA to Total GLA and the base rent of each Anchor as of December 31, 2005*:

Name	Number of Anchor Stores	Anchor GLA (000's)	Percentage of Total U.S. GLA	Percentage of Total Group GLA	2005 Total Annualized Base Rent (000's)
Federated Department Stores [1]					
Macy's	36	6,898	9.7%	6.0%	$11,177
Robinsons-May	16	2,721	3.8%	2.4%	$113
Famous-Barr	7	1,382	2.0%	1.2%	$842
Marshall Fields	5	1,211	1.7%	1.1%	$—
Kaufmann's	5	781	1.1%	0.7%	$50
Filene's	5	780	1.1%	0.7%	$ 829
Lord & Taylor	6	733	1.0%	0.6%	$803
Hecht's	4	670	1.0%	0.6%	$200
Bloomingdale's	3	644	0.9%	0.6%	$810
L. S. Ayers	1	165	0.2%	0.1%	$—
Meier & Frank	1	118	0.2%	0.1%	$—
	89	16,103	22.7%	14.1%	$14,824
Saks Incorporated [2]					
Carson Pirie Scott	5	630	0.9%	0.6%	$1,059
Younkers	1	102	0.1%	0.1%	$298
Saks Fifth Avenue	1	40	0.1%	0.0%	$675
	7	772	1.1%	0.7%	$2,032
Sears	43	7,589	10.7%	6.6%	$4,511
JC Penney	42	6,619	9.3%	5.8%	$4,876
Dillard's	18	3,266	4.6%	2.9%	$1,236
Nordstrom	17	2,964	4.2%	2.6%	$9,167
Target	6	964	1.4%	0.8%	$1,384
Mervyn's [3]	8	685	1.0%	0.6%	$595
Belk	2	374	0.5%	0.3%	$—
Wal-Mart	2	292	0.4%	0.3%	$1,930
Lowe's Home Improvement	1	175	0.2%	0.2%	$1,010
Neiman Marcus	1	141	0.2%	0.1%	$157
Kohl's	1	88	0.1%	0.1%	$—
Total	237	40,032	56.4%	35.1%	$41,722

* See following page for footnotes.

[1] In connection with the August 2005 merger of Federated with the May Company, Federated has announced plans to divest certain duplicate stores and the Lord & Taylor division prior to the end of 2006, and to concentrate on building its Macy's and Bloomingdales's brands which will result in the renaming of many of its stores. In February 2006, the Group agreed to acquire 15 department store sites at its Centres from Federated in separate exchange and purchase transactions.

[2] In March 2006, Saks Incorporated announced the completion of the sale of its Northern Department Store Group, which includes the Carson Pirie Scott and Younkers stores, to The Bon-Ton Stores, Inc.

[3] In September and December of 2005, the Group acquired five stores from Mervyn's and has leased them back to Mervyn's. Mervyn's closed one of these stores in January 2006.

Specialty Stores

During 2005, the five Specialty Store retailers accounting for the largest percentage of Specialty Stores' effective rent (i.e., base rent plus percentage rent) were: Limited Brands (The Limited, Express, Bath & Body Works, Victoria's Secret and others), Gap Inc (The Gap, Gap Kids, Baby Gap, Banana Republic and Old Navy), Foot Locker, Inc. (Foot Locker, Lady Foot Locker and other), Abercrombie & Fitch Co. (Abercrombie & Fitch, Abercrombie, Hollister and Ruehl) and Zale Corporation (Zales Jewelers, Gordon's Jewelers and Bailey Banks and Biddle).

The following table sets forth certain information with respect to the ten largest Specialty Store retailers (through their various operating divisions) in terms of Specialty GLA, as of December 31, 2005:

Tenant	Number of Specialty Stores Leased	Specialty Store GLA (000's)	Percentage of Total U.S. Specialty Store GLA	Total 2005 Effective Rent (000's)	Percentage of Total U.S. Specialty Store Effective Rent
Limited Brands	206	1,494	5.0%	$44,678	5.8%
Gap Inc	94	1,036	3.5%	$29,787	3.9%
Foot Locker, Inc.	165	711	2.4%	$21,860	2.8%
Abercrombie & Fitch Co.	79	577	2.0%	$21,185	2.8%
Borders Group	47	413	1.4%	$10,257	1.3%
Charlotte Russe	48	331	1.1%	$9,322	1.2%
Lerner New York	39	322	1.1%	$7,011	0.9%
Luxottica Group S.P.A.	144	313	1.1%	$12,056	1.6%
Charming Storepes	51	312	1.1%	$6,122	0.8%
American Eagle Outfitters	54	309	1.1%	$10,699	1.4%
	927	5,818	19.8%	$172,977	22.5%

Sales

Total sales for Specialty Shops affect revenue and profitability levels of the Group because they determine the amount of minimum rent the Group can charge, the percentage rent it realizes, and the recoverable expenses (common area maintenance, real estate taxes, etc.) the retailers can afford to pay.

The table below sets forth total Specialty Shops sales for Centres in the east coast, midwest and west coast regions of the United States:

	East Coast		Midwest		West Coast		Total	
Year	Sales (millions)	Percentage Increase	Sales (millions)	Percentage Increase	Sales (millions)	Percentage Increase	Sales (millions)	Percentage Increase
2005	$1,934	11.1%	$1,931	5.8%	$3,465	12.3%	$7,329	10.2%
2004	$1,741	4.3%	$1,825	1.7%	$3,085	8.0%	$6,651	5.3%
2003	$1,669	9.2%	$1,794	15.4%	$2,856	8.5%	$6,319	10.5%

Reported sales per square foot for Specialty Shops were as follows:

	2005	2004	2003
Reported sales per square foot	$424	$405	$384
Increase from prior year	4.7%	5.5%	2.4%
Increase from prior year on a comparable Specialty Shops basis	5.2%	6.1%	1.8%

The Group believes these sales levels enhance its ability to obtain higher rents from retailers.

Leasing

Leasing percentages are calculated on the basis of signed leases, excluding temporary leases which have a term of less than one year. The following table sets forth leased status for Centres in the east coast, midwest and west coast regions of the United States:

At December 31,	East Coast	Midwest	West Coast	Total
2005 [1]	95.6%	91.2%	98.0%	95.1%
2004	94.7%	90.3%	97.1%	94.2%
2003	93.6%	90.7%	95.7%	93.6%

[1] Excludes Westfield Sunrise which was acquired in the second half. Including Sunrise, the East Coast and Total would have been 93.4% and 94.6%, respectively.

Costs of Occupancy

The following table sets forth base rents and expense recoveries as a percentage of sales for reporting Specialty Shop retailers:

	2005	2004	2003
Occupancy costs as a percentage of sales:			
Base rents	8.6%	8.9%	9.0%
Expense recoveries	4.9%	4.8%	5.0%
Total	13.5%	13.7%	14.0%

Leases

Generally, Specialty Store leases are for ten-year terms and provide for retailers to pay rent comprised of fixed and variable components. The fixed component, referred to as "base" or "minimum" rent, is often subject to steps, or contractual increases according to a negotiated schedule. The variable rent component is based upon a percentage of a retailer's gross sales in excess of a minimum annual amount. In some cases, retailers only pay base rent or percentage rent.

Virtually all of the leases for Specialty Stores contain provisions that allow the Centres to recover certain operating costs and expenses (including certain capital expenditures) with respect to the common areas (including parking facilities), all buildings, roofs and facilities within the Centres, as well as insurance and property taxes.

Lease Expirations

The expiration of leases present shopping centre owners with the opportunity to increase base and percentage rents, modify lease terms, improve retailer mix, relocate existing retailers, reconfigure or expand retailer spaces and introduce new retailers and retail concepts to the shopping centre. The Group endeavors to increase base rent levels in the Centres in part through negotiating terminations of leases of underperforming retailers and renegotiating expired leases.

The following table shows scheduled lease expirations over the next ten years based upon Specialty Store leases in place at December 31, 2005:

Year Ending December 31,	Number of Leases Expiring	Specialty Store GLA of Expiring Leases (Sq. Ft.)	Percentage of U.S. Specialty Store GLA Represented by Expiring Leases	Average Base Rent (psf) of Expiring Leases	Annualized Base Rent of Expiring Leases (000's)	Percentage of U.S. Base Rent Represented by Expiring Leases
2006	1,425	3,573,054	12.1%	$31.48	$112,468	11.0%
2007	1,016	2,460,077	8.4%	$36.93	$90,844	8.9%
2008	935	2,143,412	7.3%	$36.98	$79,274	7.7%
2009	857	2,026,958	6.9%	$38.38	$77,790	7.6%
2010	852	2,292,767	7.8%	$38.13	$87,422	8.5%
2011	803	2,423,955	8.2%	$37.45	$90,784	8.9%
2012	633	1,937,331	6.6%	$40.92	$79,275	7.7%
2013	630	2,032,593	6.9%	$41.61	$84,569	8.2%
2014	543	1,633,301	5.5%	$45.39	$74,143	7.2%
2015	646	2,204,577	7.5%	$41.40	$91,264	8.9%

Specialty Shop Rental Rates

The following table contains average base and effective rent (base rent plus percentage rent) on a per square foot basis of the Specialty Shops:

As of December 31,	Base Rent	Effective Rent
2005	$38.83	$39.68
2004	$37.88	$38.77
2003	$36.31	$36.99

As leases have expired, the Group has generally sought to rent the available space, either to the existing retailer or a new retailer, at rental rates that are higher than those of the expiring leases, since the average rent for leases in place is generally less than the market rate for such space.

The following table illustrates increases in Specialty Shop rental rates:

Year	Leases Executed During the Period[1]	Leases Expiring During the Period[2]	Percent Increase
2005	$42.79	$33.29	28.5%
2004	$42.27	$33.47	26.3%
2003	$42.26	$33.03	27.9%

[1] Represents average base rent for the initial year of occupancy including renewals.

[2] Represents average base rent for the final year of occupancy and includes scheduled expirations, early terminations, abandonments and negotiated buyouts.

Minimum rents at Specialty Shops are expected to grow as a result of contractual rent increases in existing leases. Although there can be no assurances that such contractual increases will be realized, or that contractual increases are indicative of possible future increases, base rent at the Centres is expected to increase by approximately $47.5 million over the next five years through these contractual increases.

Year	Contractual Rent Increases ($ In Thousands) By Year	Cumulative
2006	$10,375	$10,375
2007	$10,235	$20,610
2008	$9,886	$30,496
2009	$9,254	$39,750
2010	$7,758	$47,508

Under generally accepted accounting principles ("GAAP"), contractual rent increases are recognised as rental income using the straight line method over the respective lease term which may result in the recognition of income not currently billable under the terms of the lease. The amount of contractual rent recognized for GAAP purposes in excess of rent billed for the years ended December 31, 2005, 2004, and 2003 was $14.3 million, $14.5 million and $12.9 million, respectively.

Seasonality

The shopping centre industry is seasonal in nature, particularly in the fourth quarter during the holiday season, when retailer occupancy and retail sales are typically at their highest levels. In addition, shopping centres achieve a substantial portion of their specialty (temporary retailer) rents during the holiday season. As a result of the above, earnings are generally highest in the fourth quarter of each year.

The following table summarizes Specialty Shop Sales by quarter and Percentage Leased at quarter end:

	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
	($ In Millions)			
2005 Quarterly Data:				
Specialty Shop Sales	$1,543.0	$1,645.8	$1,697.5	$2,442.4
Percentage Leased	93%	94%	93%	95%
2004 Quarterly Data:				
Specialty Shop Sales	$1,411.8	$1,498.8	$1,506.0	$2,234.2
Percentage Leased	92%	93%	93%	94%
2003 Quarterly Data:				
Specialty Shop Sales	$1,270.3	$1,395.6	$1,498.4	$2,154.8
Percentage Leased	92%	93%	93%	94%

Capital Expenditures

The following table summarises capital expenditures and capital leasing costs by year:

	(In Thousands) 2005	2004	2003
Renovations and expansions	$ 474.1	$ 403.4	$ 254.1
Tenant allowances	63.2	49.8	44.5
Capitalized leasing costs	15.6	16.1	16.1
Other capital expenditures	3.8	3.3	3.5
Total	$ 556.7	$ 472.6	$ 318.2

Australia and New Zealand Operations

(all areas quoted in square metres)

Anchors

Generally, anchors are major stores whose merchandise appeals to a broad range of customers and traditionally have been a significant factor in the public's perception of a shopping centre. The following table lists anchors with their broad trading categories, the number of stores leased by each anchor, anchor GLA and percentage of anchor GLA to total GLA as of December 31, 2005:

Name	Number of Anchor Stores	Anchor GLA (Sqm in thousands)	Percentage of Total GLA
Department Stores	26	502.5	14%
Myer	16	218.8	6.2%
David Jones	9	52.3	1.5%
Farmers	5	13.8	0.4%
Harris Scarfe	56	787.5	22.2%
Discount Department Stores	29	217.6	6.2%
Target	28	202.2	5.7%
Kmart	17	139.1	3.9%
Big W	4	23.4	0.7%
The Warehouse	78	582.3	16.5%
Supermarkets			
Coles	35	131.0	3.7%
Woolworths	33	134.5	3.8%
Foodtown/Countdown	8	30.0	0.8%
Bi-Lo	6	19.9	0.6%
Action Supermarket	4	14.4	0.4%
Aldi	10	14.1	0.4%
Franklins	5	10.9	0.3%
Pak N Save	1	6.3	0.2%
Food for Less	2	2.9	0.1%
Newmart	104	363.9	11.1%
Cinemas	10	57.1	1.6%
Greater Union	12	55.8	1.6%
Hoyts	1	4.3	0.1%
Reading Cinemas	7	34.0	1.0%
Village	5	29.4	0.8%
Birch Carroll & Coyle	35	180.5	5.1%
Other	3	28.0	0.8%
Bunnings Warehouse	11	31.8	0.9%
Toys R Us	3	28.1	0.9%
Bunnings Warehouse	5	19.7	0.6%
Harvey Norman	1	7.0	0.2%
Megamart	5	8.3	0.2%
Dan Murphys	1	4.2	0.1%
Kmart Garden	26	99.1	2.8%
Total	299	2,013.3	56.7%

Specialty Stores

The following table sets forth certain information with respect to the ten largest Specialty Store retailers (through their various operating divisions) in terms of Specialty GLA at December 31, 2005:

Tenant	Number of Specialty Stores Leased	Specialty GLA (Sqm in thousands)	Percentage of Total Specialty Store GLA
Rebel	20	31.0	2.0%
Best & Less	23	25.6	1.7%
Dick Smith	26	18.6	1.2%
Lincraft	11	17.2	1.1%
Priceline	36	17.1	1.1%
McDonalds	56	14.5	1.0%
Borders	7	12.4	0.8%
JB HiFi	12	12.3	0.8%
The Reject Store	18	12.1	0.8%
Pumpkin Patch	36	11.8	0.8%
Total	**245**	**172.5**	**11.3%**

Sales

The table below sets forth total retailer sales for the periods presented:

	AUSTRALIA		NEW ZEALAND	
Year Ended December 31,	Total Sales (in billions)	Percentage Change	Total Sales (in billions)	Percentage Change
2005	A$17.2	+5.7%	NZ$1.6	+4.0%
2004	A$15.2	+9.8%	NZ$1.6	+4.6%
2003	A$10.2	+5.4%	NZ$1.5	+3.9%

Reported sales per square metre for Specialty Store retailers for the years ended December 31, 2005, 2004 and 2003, were as follows:

	AUSTRALIA			NEW ZEALAND		
	2005	2004	2003	2005	2004	2003
Reported sales per square metre	A$9,005	A$8,917	A$8,240	NZ$9,084	NZ$8,627	NZ$7,273
Change from prior year (comparable)	+2.9%	+7.4%	+5.7%	+0.2%	+6.6%	+3.2%

Leasing

Occupancy rate is calculated on the basis of signed leases. In Australia and New Zealand, anchors lease their space and, therefore, the occupancy rate includes anchor GLA. The following table sets forth the occupancy rate for the periods presented:

	Years Ended December 31		
	2005	2004	2003
Occupancy rate	>99.5%	>99.5%	>99.5%

Costs of Occupancy

The following table sets forth occupancy costs for Specialty Stores as a percentage of sales for reporting Specialty Store retailers:

	Years Ended December 31		
	2005	2004	2003
Occupancy costs as a percentage of sales	15.6%	15.3%	15.8%

Lease Expirations

The following table sets forth a summary of Specialty Store lease expirations for the periods presented:

Year Ending December 31,	Number of Leases Expiring	Specialty Store GLA of Expiring Leases (Sqm)	Percentage of Specialty Store GLA Represented by Expiring Leases
2006	2,469	302,075	20.4%
2007	1,880	222,669	15.0%
2008	1,698	189,100	12.7%
2009	1,855	213,396	14.4%
2010	2,121	243,266	16.4%
2011	855	114,416	7.7%
Thereafter	413	199,122	13.4%
Total	**11,291**	**1,484,044**	**100.0%**

Specialty Store Rental Rates

The following table sets forth average base rent on a per square metre basis of Specialty Stores:

	AUSTRALIA	NEW ZEALAND	
	Average Base Rent	Average Base Rent	Percentage Change*
As of December 31,			
2005	A$1,167	NZ$995	+5.2%
2004	A$1,111	NZ$958	+4.9%
2003	A$1,059	NZ$911	+4.1%

* *Comparable growth for the Australian & New Zealand region*

Seasonality

The following table summarises Specialty Store Sales by quarter and Percentage Leased at quarter end:

	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
AUSTRALIA		($ In Millions)		
2005 Quarterly Data:				
Specialty Store Sales	A$3,679	A$3,737	A$3,975	$5,346
Percentage Leased	>99.5%	>99.5%	>99.5%	>99.5%
2004 Quarterly Data:				
Specialty Store Sales	A$2,391	A$2,623	A$2,817	A$3,798
Percentage Leased	>99.5%	>99.5%	>99.5%	>99.5%
2003 Quarterly Data:				
Specialty Store Sales	A$2,132	A$2,346	A$2,334	A$3,254
Percentage Leased	>99.5%	>99.5%	>99.5%	>99.5%
NEW ZEALAND				
2005 Quarterly Data:				
Specialty Store Sales	NZ$356	NZ$394	NZ$381	NZ$509
Percentage Leased	>99.5%	>99.5%	>99.5%	>99.5%
2004 Quarterly Data:				
Specialty Store Sales	NZ$354	NZ$377	NZ$366	NZ$480
Percentage Leased	>99.5%	>99.5%	>99.5%	>99.5%
2003 Quarterly Data:				
Specialty Store Sales	NZ$343	NZ$366	NZ$362	NZ$475
Percentage Leased	>99.5%	>99.5%	>99.5%	>99.5%

United Kingdom Operations

(all area quoted in square metres)

Sales data is not currently collected for all of our United Kingdom retailers as it is not a requirement under a number of existing leases in the portfolio. As leases are renewed however, we are amending the terms to reflect the provision of sales data as a condition of the lease.

Anchors.

The following table indicates anchors at the shopping centres, the number of stores owned or leased by each anchor, anchor GLA and percentage of anchor GLA to total GLA as of December 31, 2005:

Name	Number of Anchor Stores	Anchor GLA (Sqm in thousands)	Percentage of Total GLA
Debenham plc	2	23.4	7.4%
Sainsburys Supermarkets Ltd	5	20.7	6.6%
Bhs Ltd	5	19.5	6.2%
TK MAXX	4	16.4	5.2%
Marks & Spencer Ltd	4	11.8	3.7%
B&Q Properties Ltd	2	9.7	3.0%
Fenwick Limited	1	8.9	2.8%
Asda Stores Ltd	1	8.5	2.7%
Argos Ltd	5	5.9	1.8%
DSG Retail Ltd	8	5.5	1.7%
Total	**37**	**130.3**	**41.1%**

Specialty Stores

The following table sets forth certain information with respect to the ten largest Specialty Store retailers (through their various operating divisions) in terms of specialty GLA, as of December 31, 2005:

Tenant	Number of Specialty Stores Leased	Specialty GLA (Sqm in thousands)	Percentage Of Total Store GLA
Boots Properties Ltd	10	11.3	3.6%
Arcadia Group	16	10.2	3.2%
Next Group plc	3	4.6	1.5%
WH Smith plc	3	4.1	1.3%
Woolworths plc	3	3.6	1.1%
Redavco Properties	1	3.1	1.0%
Sports World International Ltd	4	2.9	0.9%
River Island Clothing Co Ltd	7	2.7	0.9%
Children's World Ltd	1	2.7	0.8%
Superdrug Stores Ltd	5	2.6	0.8%
Total	**53**	**47.8**	**15.1%**

Leasing

Leasing percentages are calculated on the basis of signed leases. In the United Kingdom, anchors typically lease their stores and, therefore, the occupancy rate includes anchor GLA. The following table sets forth the occupancy rate for the periods presented:

	Year Ended December 31		
	2005	2004	2003
Occupancy rate	>99%	>99%	>99%

Lease Expirations

The following table sets forth a summary of lease expirations (excluding the Eagle Centre at Derby where redevelopment has commenced) for the periods presented:

Year Ending December 31,	Number of Leases Expiring	Specialty Store GLA of Expiring Leases (Sqm)	Percentage of Specialty Store GLA Represented by Expiring Leases
2006	52	5,937	2.4%
2007	63	13,790	5.6%
2008	38	5,281	2.2%
2009	36	13,768	5.6%
2010	16	2,705	1.1%
2011	24	13,090	5.4%

Specialty Store Rental Rates

The following table contains average Specialty Store base rent from the prior year on a square metre basis:

As of December 31,	Average Base Rent	Percentage Change*
2005	UK£586	+6.4%
2004	UK£444	+4.7%
2003	UK£364	+3.1%

** Please note due to the sale and purchase of shopping centres since 2003 and the impact of developments, the percentage change in the above table has been calculated on a like for like basis.*

9 May 2006

Westfield

Westfield Group
Level 24, Westfield Towers
100 William Street
Sydney NSW 2011
GPO Box 4004
Sydney NSW 2001
Australia

Telephone 02 9358 7000
Facsimile 02 9358 7077
Internet www.westfield.com

The Manager
Company Announcements Office
Australian Stock Exchange Limited
Level 4, Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam

WESTFIELD GROUP (ASX:WDC)
1st QUARTER 2006 - REVIEW

The Westfield Group Quarterly Operational Update and Presentation is attached.

Yours faithfully
WESTFIELD GROUP

Simon Tuxen
Company Secretary

Westfield

Westfield Group

1st Quarter 2006 – Review

9 May 2006

Westfield

1st Quarter Highlights

Operational Segment

- Solid specialty store rental growth achieved with almost full occupancy maintained in Australia, New Zealand and the United Kingdom portfolios. In the United States the portfolio was 93.2% leased at 31 March 2006 - in line with the same period last year.

Development and New Business Segment

- Currently 19 projects under construction at a forecast cost of A$7.0 billion with Westfield's share currently forecast at A$4.8 billion.
- Anticipate the completion of 12 projects at a total cost of A$1.9 billion for the year.
- Expected to commence 8 new major projects in 2006 with a forecast total cost of A$1.5-A$2.0 billion.
- Acquired 15 Federated department store sites at 11 Westfield centres – opportunity for 18 new developments with over US$2 billion of new projects to be started over the next 4 years.
- Acquired Metreon (enclosed entertainment and retail complex) in San Francisco for US$45 million (WDC 50% share - $22.5 million) – strategic acquisition adjacent to San Francisco Center.

Westfield

Portfolio Summary as at 31 March '06

	United States	Australia	United Kingdom	New Zealand	Total
Centres	67	43	7	11	128
Retail Outlets	9,400	10,900	800	1,400	22,500
GLA (million sqm)	6.6	3.4	0.3	0.3	10.6
Westfield Asset Value (billion)[1]	US$13.8	A$15.4	£1.4	NZ$2.0	A$38.5[1]
Assets Under Management (billion)[2]	US$16.9	A$20.4	£3.0	NZ$2.2	A$51.5[2]



Gross Lettable Area
UK 3%
Australia 32%
US 62%
NZ 3%
Assets Under Management
UK 13%
Australia 39%
US 44%
NZ 4%

[1] WDC share of shopping centre assets and excludes work in progress and assets held for redevelopment

[2] WDC and joint venture share of shopping centre assets and includes work in progress and assets held for redevelopment

Westfield

1st Quarter Review

- Shopping Centre Operating Performance
- Global Development Activity
- Current Projects
- Future Projects
- Retail Sales

- Appendix

Westfield

Shopping Centre Operating Performance

	Portfolio Leased[1]	Specialty Occupancy Cost[1]	Lease Deals Completed[2]		Average Specialty Store Rent	
			Number	Area	Amount[1]	Growth[3]
United States*	93.2%	13.8%	335	865,894 sqft	US$40.86 psf	4.0%
Australia & New Zealand	>99.5%	15.8%	554	67,647sqm	A$1,157 psm NZ$993 psm	5.0%
United Kingdom	>99%	n/a	61	36,619sqm	£591 psf[4]	6.9%[4]

** Reflects the impact of the agreement to divest 8 non-strategic assets – announced 9 May '06*

[1] As at 31 March 2006

[2] 3 months to 31 March 2006

[3] 31 March 2006 compared to 31 March 2005

[4] Excludes centres under development or impacted by development

Westfield

Global Development Activity

- **19 projects under construction as at 31 March 2006 with an estimated total cost of A$7.0 billion – Westfield Group share A$4.8 billion**

	No. of Projects	Estimated Total Cost	Target Weighted Average Yield[1]
United States	12	US$1.7bn	9.8 – 10.2%
Australia & New Zealand	5	A$0.6bn	9.3 – 9.6%
United Kingdom - Derby	1	£0.3bn	8.0 – 8.5%
- White City	1	£1.5bn	5.75 – 6.0%
Total	**19**	**A$7.0bn**	

- Projects currently under construction are expected to create in excess of A$1.0 billion positive revaluation uplift

[1] *Stabilised income/Westfield Group cost*

Westfield

Global Development Activity

- **Anticipate the completion of 12 developments during the year at a total cost of A$1.9 billion with a forecast weighted average development yield of 9.5%**
  - United States: Chesterfield, Connecticut Post, Capital, Topanga (Stage 1), Century City (Stage 2), San Francisco, Southlake
  - Australia & New Zealand: Parramatta, Liverpool, Chermside, Chartwell, Newmarket
- **A$1.5 to A$2 billion of new projects from the existing portfolio to be commenced in 2006**
  - United States: Annapolis, Plaza Bonita, Southcenter, Galleria at Roseville
  - Australia & New Zealand: Kotara, North Lakes, Plenty Valley, Albany

Westfield

Current Projects
- United States - Approx US$1.7 billion

Forecast	Total Cost[1] US$million	Yield Range	Anticipated Completion
Chesterfield (St Louis, Missouri)	70	11.0 – 11.3%	Qtr 2 '06
Connecticut Post (Milford, Connecticut)	150	8.3 – 8.8%	Qtr 2 '06
Capital (Olympia, Washington)	50	9.6 – 10.0%	Qtr 4 '06
Century City (Los Angeles, California)	170	11.0 – 11.5%	Qtr 4 '06
San Francisco (San Francisco, California)	460[2]	8.6 – 9.1%	Qtr 4 '06
Southlake (Hobart, Indiana)	20	12.1 – 12.5%	Qtr 4 '06
Brandon (Tampa, Florida)	50	11.0 – 11.4%	Qtr 1 '07
Topanga (Los Angeles, California)	340	9.6 – 9.9%	Qtr 4 '06/ Qtr 4 '08
Sarasota (Sarasota, Florida)	50	9.6 – 9.9%	Qtr 3 '07
Southpark (Cleveland, Ohio)	60	11.0 – 11.4%	Qtr 2 '07
Garden State Plaza (Paramus, New Jersey)	90[3]	9.6 – 9.9%	Qtr 2 '07
Annapolis (Annapolis, Maryland) *	140	10.5 – 11.0%	Qtr 4 '07
Total	**1,650**	**9.8 – 10.2%**	

** New project commenced during the period*

[1] Excludes project profits except for 100% owned projects commenced prior to 1 January 2005 and joint ventures

[2] Westfield Group share 50% - US$230m

[3] Westfield Group share 50% - US$45m

Westfield

Current Projects

- Australia & New Zealand – Approx A$600 million

Forecast	Total Cost[1] A$million	Yield Range	Anticipated Completion
Parramatta (Sydney)	109	8.0 – 8.3%	Qtr 2 '06
Newmarket (Auckland)	NZ 32	11.5 – 11.7%	Qtr 3 '06
Liverpool (Sydney)	200[2]	8.9 – 9.2%	Qtr 4 '06
Chermside (Brisbane)	180	10.3 – 10.6%	Qtr 4 '06
Chartwell (Hamilton)	NZ 35	9.1 – 9.4%	Qtr 4 '06
TOTAL	**562**	**9.3 – 9.6%**	

[1] *Excludes project profits except for 100% owned projects commenced prior to 1 January 2005 and joint ventures*
[2] *Westfield Group share 50% - $100m*

Westfield

Current Projects

- United Kingdom - Approx £1.8 billion

Forecast	Total Cost £million	Yield Range	Anticipated Completion
Derby	310[1,2]	8.0 – 8.5%	Qtr 1 '08
White City	1,500[3]	5.75 – 6.0%	Qtr 2 '08

[1] Includes project profits

[2] Westfield Group share 50% - approximately £155 million

[3] Westfield Group share 50% - approximately £900 million

Westfield

Future Projects

United States

- Belden Village (Canton, Ohio)
- Century City Stage II (LA, California)
- Fashion Square (Sherman Oaks, California)
- Fox Hills (Culver City, California) *
- Galleria at Roseville (Roseville, California)
- Hawthorn (Vernon Hills, Illinois)
- Mainplace (Santa Ana, California) *
- Montgomery (Bethesda, Maryland)
- North County (Escondido, California) *
- Palm Desert (Palm Desert, California) *
- Plaza Bonita (San Diego, California)
- Santa Anita (Arcadia, California) *
- Southgate (Sarasota, Florida)
- Southcenter (Seattle, Washington)
- UTC (San Diego, California) *
- West Covina (West Covina, California) *
- West Valley (Los Angeles, California)
- Wheaton (Wheaton, Maryland) *

** Includes redevelopment of recently acquired Federated Store*

Australia & New Zealand

- Albany (NZ)
- Bay City (VIC)
- Belconnen (ACT)
- Booragoon (WA)
- Doncaster (VIC)
- Fountain Gate (VIC)
- Kotara (NSW)
- Macquarie (NSW)
- Manukau (NZ)
- Mt Gravatt (QLD)
- Newmarket/277 (NZ)
- North Lakes (QLD)
- Pacific Fair (QLD)
- Plenty Valley (VIC)
- St. Lukes (NZ)
- Sydney CBD (NSW)
- Tea Tree Plaza (SA)

United Kingdom

- Broadway (Bradford)
- Merry Hill (Birmingham)
- The Friary (Guildford)
- Sprucefield (Northern Ireland)
- The Broadmarsh Centre (Nottingham)

Westfield

Retail Sales Overview[1]

	Period to 31 March 2006		
	12 months		3 months
	$	Growth	Growth
United States[2]			
Specialties	US$7.4 bn	4.3%	4.1%
Australia			
Majors		2.3%	(2.9%)
Specialties		2.1%	1.1%
Specialties (incl.Mini majors*)		3.6%	3.1%
Total	A$17.4bn	3.2%	1.0%
United Kingdom[3]			
Comparable		(0.8)%	(0.2)%
Total	n/a	2.9%	2.8%
New Zealand			
Specialties		1.2%	2.8%
Total	NZ$1.7bn	1.2%	3.2%

** Australian Mini major category represents specialty stores over 400 sqm*

1 All sales growth figures are reported on a comparable basis

2 US represents growth in sales per square foot

3 British Retail Consortium-KPMG retail sales report

Appendix

Page Number

- Comparable Retail Sales Growth Category......14

Westfield

Comparable Retail Sales Growth by Category

- Australia

	Period to 31 March 2006	
	12 months	**3 months**
Department Stores	0.7%	(8.4%)
Discount Dept. Store	(0.3%)	(6.8%)
Supermarkets	3.1%	1.9%
Mini Majors	10.6%	12.0%
Cinemas	(5.8%)	7.2%
Fashion	3.2%	2.3%
Food Catering	3.6%	3.6%
Food Retail	5.3%	3.8%
Footwear	3.5%	3.5%
General Retail	3.2%	3.0%
Homewares	3.3%	2.8%
Jewellery	(1.7%)	(4.6%)
Leisure	(6.4%)	(8.4%)
Retail Services	5.2%	3.8%
Specialties	**2.1%**	**1.1%**
TOTAL	**3.2%**	**1.0%**

Comparable Retail Sales Growth by Category

- United States

	Period to 31 March 2006	
	12 months	3 months
Fashion	5.7%	2.1%
• Women's ready to wear	6.0%	4.2%
• Unisex	4.7%	(0.3)%
Jewellery	1.0%	5.1%
Leisure	4.5%	5.0%
Food retail	3.3%	5.4%
General retail	2.2%	7.2%
Cinemas	(6.7)%	(1.6)%

Westfield



media release

The distribution forecast of A$1.065 per security will not be affected for the 12 month period to 31 December 2006.

The assets involved in the Westfield/Centro transaction are as follows (US$ millions):

Sale Properties

Centre Name	Location	Lettable Area (sq ft)	Ownership Interest	Sale Price	Carrying Value
Enfield Square	Enfield, CT	720,366	100%	$ 88.9	$ 87.9
Westland	Lakewood, CO	476,829	100%	32.9	28.3

Contributed Properties

Centre Name	Location	Lettable Area (sq ft)	Ownership Interest	Contributed Value	Carrying Value
Eagle Rock	Los Angeles, CA	456,959	100%	57.0	51.2
Midway Mall	Elyria, OH	1,103,881	100%	98.5	89.3
Richland Mall	Mansfield, OH	727,185	100%	51.2	52.9
West Park Mall	Cape Girardeau, MO	501,038	100%	64.3	63.6
Independence*	Wilmington, NC	1,007,294	77.5%	131.2	119.8
Total				$ 524.0	$ 493.0

*The contribution of the Group's interest in Independence Mall is subject to the satisfaction of certain conditions, including obtaining final approval from an independent third party owner.

Notes to Editors:

Westfield Group
The Westfield Group (ASX: WDC), with a market capitalisation of approximately A$30 billion (US$23 billion), is the tenth-largest entity listed on the Australian Stock Exchange. Operating on a global platform, the Group is an internally managed, vertically integrated shopping centre group, undertaking ownership, development, design, construction, funds and asset management, property management, leasing and marketing employing in excess of 4,000 staff worldwide.

The Westfield Group has interests in an investment portfolio of 128 shopping centres valued in excess of A$51.5 billion (US$39.5 billion) located in Australia, the United States, New Zealand and the United Kingdom.

Centro Properties Group
Centro Properties Group specialises in the ownership, management and development of shopping centres. Centro has a market capitalisation of $5.4 billion and funds under management of $10.6 billion, comprised of retail property holdings in Australasia and the United States. Centro continues to maximise returns to investors through its customer focused and value adding team based approach. Please visit www.centro.com.au

ENDS

02161166U

RECEIVED

2006 SEP 18 A 11:27

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

WESTFIELD MANAGEMENT LIMITED

ACN 001 670 579

WESTFIELD TRUST

ARSN 090 393 397

MASTER COMPLIANCE PLAN

(EFFECTIVE DATE 3 MAY 2006)

TABLE OF CONTENTS

PART 1 – THE COMPLIANCE PLAN 1

APPLICATION OF THE COMPLIANCE PLAN 1
PURPOSE OF THE COMPLIANCE PLAN 1
COMMENCEMENT 1
CHANGING THE COMPLIANCE PLAN 1
DEFINITIONS 1
INTERPRETATION 4

PART 2 - WESTFIELD'S COMPLIANCE STRUCTURE 6

PART 3 - THE COMPLIANCE COMMITTEE 7

ROLE AND FUNCTION IN THE COMPLIANCE PROCESS 7
APPOINTMENT OF MEMBERS OF THE COMPLIANCE COMMITTEE 7
MINIMUM NUMBER OF MEMBERS 7
SERVICE AGREEMENTS FOR EXTERNAL MEMBERS 7
TERM OF OFFICE 7
ALTERNATE MEMBERS 7
TERMS OF REFERENCE 8
FREQUENCY OF MEETINGS 8
CONVENING MEETINGS 8
TECHNOLOGY 8
QUORUM 8
CHAIRMAN 8
VOTING 9
MINUTES 9
REPORTS TO COMPLIANCE COMMITTEE 9
REPORTS BY COMPLIANCE COMMITTEE TO THE BOARD 9
REPORTING OF BREACHES TO ASIC 10
RECORDS 10
ACCESS TO INFORMATION, STAFF MEMBERS AND AUDITOR 10
EXTERNAL ADVICE 10
OPERATION WITHOUT A COMPLIANCE COMMITTEE 10

PART 4 - COMPLIANCE PROCESS 11

ROLE AND FUNCTION IN THE COMPLIANCE PROCESS 11
SELECTION OF COMPLIANCE OFFICERS 11
EXTERNAL ADVICE 11
TRAINING 11
ASIC COMPLIANCE CHECKS 11

PART 5 – EXECUTIVES AND STAFF MEMBERS 12

ROLE AND FUNCTION IN THE COMPLIANCE PROCESS 12
RESOURCES 12
TRAINING 12

PART 6 - BREACHES 13

IDENTIFICATION, RECTIFICATION AND REPORTING 13

PART 7 – COMPLIANCE PLAN AND CONSTITUTION 15

PART 8 – COMPLIANCE PLAN AUDIT 17

PART 9 – FINANCIAL SERVICES LICENCE 19

PART 10 - COMPLAINTS 22

PART 11 - PROMOTION OF THE SCHEME 23

OFFER DOCUMENTS 23
ADVERTISING MATERIALS 23
INVESTMENT ADVICE 24

PART 12 – CONTINUOUS DISCLOSURE 25

PERIODIC REPORTING TO MEMBERS 25

PART 13 – SCHEME PROPERTY 27

CUSTODY 27
APPOINTMENT OF AN EXTERNAL CUSTODIAN 27
OBLIGATIONS OF AN EXTERNAL CUSTODIAN 27
OBLIGATIONS OF WESTFIELD AS CUSTODIAN 28

PART 14 – VALUATION OF SCHEME PROPERTY 29

PART 15 – UNIT PRICING 30

PART 16 – REGISTERS 31

EXTERNAL REGISTRY 31
INTERNAL REGISTRY 31

PART 17 – INCOME COLLECTION 33

PART 18 – INCOME CALCULATION, DISTRIBUTION & REINVESTMENT 34

PART 19 – RECORD RETENTION AND DISASTER RECOVERY 35

RECORD RETENTION 35
DISASTER RECOVERY 35

PART 20 – INVESTMENT ISSUES 36

INVESTMENTS 36
BORROWINGS 36
INSURANCES 36

PART 21 – RELATED PARTY ISSUES, FEES AND EXPENSES 37

PART 22 – SERVICE PROVIDERS 39

PART 23 – COMPLIANCE WITH ASX LISTING RULES 40

PART 24 – MEETINGS OF SCHEME MEMBERS 41

PART 25 – TERMINATION OF A SCHEME 42

PART 26 – INSIDER TRADING 43

PART 27 – CONFLICTS OF INTEREST 45

PART 1 – THE COMPLIANCE PLAN

Application of the Compliance Plan

1.1 This Compliance Plan applies to each of the following Schemes as if it was the individual compliance plan for each of those Schemes:

Scheme	*ARSN*
Westfield Trust	090 393 397

1.2 Subject to the Corporations Act, all the provisions of the Compliance Plan apply to a particular Scheme until Westfield determines otherwise.

1.3 Subject to the Corporations Act, Westfield may determine that the Compliance Plan applies to a further scheme, or ceases to apply to a Scheme. If Westfield makes such a determination, it must amend section 1.1 accordingly and notify the Compliance Committee.

Purpose of the Compliance Plan

1.4 The Compliance Plan sets out the procedures Westfield must follow in operating the Scheme to comply with the requirements of the Corporations Act and the Constitution. It forms part of Westfield's compliance program.

1.5 Westfield may develop other documents and systems (including policies, procedures manuals or checklists) to set out in greater detail matters covered by its compliance program, and may amend such documents and systems from time to time. These other documents and systems, including any policies expressly referred to in the Compliance Plan, operate alongside, but do not form part of, the Compliance Plan.

Commencement

1.6 The Compliance Plan takes effect for a Scheme when:

(a) the Scheme is registered by ASIC; or

(b) Westfield determines to implement the Compliance Plan for a particular Scheme that is not registered by ASIC.

Changing the Compliance Plan

1.7 Subject to the Corporations Act, Westfield may modify or replace the Compliance Plan.

Definitions

1.8 The following words have these meanings in the Compliance Plan, unless the contrary intention appears:

"ARSN" means the Australian Registered Scheme Number for the Scheme.

"ASIC" means the Australian Securities & Investments Commission.

"ASIC Policy" includes ASIC Policy Statements and Practice Notes.

PART 1 – THE COMPLIANCE PLAN

Application of the Compliance Plan

1.1 This Compliance Plan applies to each of the following Schemes as if it was the individual compliance plan for each of those Schemes:

Scheme	*ARSN*
Westfield Number 2 Sub Trust	090 094 358

1.2 Subject to the Corporations Act, all the provisions of the Compliance Plan apply to a particular Scheme until Westfield determines otherwise.

1.3 Subject to the Corporations Act, Westfield may determine that the Compliance Plan applies to a further scheme, or ceases to apply to a Scheme. If Westfield makes such a determination, it must amend section 1.1 accordingly and notify the Compliance Committee.

Purpose of the Compliance Plan

1.4 The Compliance Plan sets out the procedures Westfield must follow in operating the Scheme to comply with the requirements of the Corporations Act and the Constitution. It forms part of Westfield's compliance program.

1.5 Westfield may develop other documents and systems (including policies, procedures manuals or checklists) to set out in greater detail matters covered by its compliance program, and may amend such documents and systems from time to time. These other documents and systems, including any policies expressly referred to in the Compliance Plan, operate alongside, but do not form part of, the Compliance Plan.

Commencement

1.6 The Compliance Plan takes effect for a Scheme when:

(a) the Scheme is registered by ASIC; or

(b) Westfield determines to implement the Compliance Plan for a particular Scheme that is not registered by ASIC.

Changing the Compliance Plan

1.7 Subject to the Corporations Act, Westfield may modify or replace the Compliance Plan.

Definitions

1.8 The following words have these meanings in the Compliance Plan, unless the contrary intention appears:

"ARSN" means the Australian Registered Scheme Number for the Scheme.

"ASIC" means the Australian Securities & Investments Commission.

"ASIC Policy" includes ASIC Policy Statements and Practice Notes.

PART 1 – THE COMPLIANCE PLAN

Application of the Compliance Plan

1.1 This Compliance Plan applies to each of the following Schemes as if it was the individual compliance plan for each of those Schemes:

Scheme	*ARSN*
Carindale Property Trust	093 261 744

1.2 Subject to the Corporations Act, all the provisions of the Compliance Plan apply to a particular Scheme until Westfield determines otherwise.

1.3 Subject to the Corporations Act, Westfield may determine that the Compliance Plan applies to a further scheme, or ceases to apply to a Scheme. If Westfield makes such a determination, it must amend section 1.1 accordingly and notify the Compliance Committee.

Purpose of the Compliance Plan

1.4 The Compliance Plan sets out the procedures Westfield must follow in operating the Scheme to comply with the requirements of the Corporations Act and the Constitution. It forms part of Westfield's compliance program.

1.5 Westfield may develop other documents and systems (including policies, procedures manuals or checklists) to set out in greater detail matters covered by its compliance program, and may amend such documents and systems from time to time. These other documents and systems, including any policies expressly referred to in the Compliance Plan, operate alongside, but do not form part of, the Compliance Plan.

Commencement

1.6 The Compliance Plan takes effect for a Scheme when:

(a) the Scheme is registered by ASIC; or

(b) Westfield determines to implement the Compliance Plan for a particular Scheme that is not registered by ASIC.

Changing the Compliance Plan

1.7 Subject to the Corporations Act, Westfield may modify or replace the Compliance Plan.

Definitions

1.8 The following words have these meanings in the Compliance Plan, unless the contrary intention appears:

"ARSN" means the Australian Registered Scheme Number for the Scheme.

"ASIC" means the Australian Securities & Investments Commission.

"ASIC Policy" includes ASIC Policy Statements and Practice Notes.

PART 1 – THE COMPLIANCE PLAN

Application of the Compliance Plan

1.1 This Compliance Plan applies to each of the following Schemes as if it was the individual compliance plan for each of those Schemes:

Scheme	*ARSN*
Bondi Junction Trust	093 553 756

1.2 Subject to the Corporations Act, all the provisions of the Compliance Plan apply to a particular Scheme until Westfield determines otherwise.

1.3 Subject to the Corporations Act, Westfield may determine that the Compliance Plan applies to a further scheme, or ceases to apply to a Scheme. If Westfield makes such a determination, it must amend section 1.1 accordingly and notify the Compliance Committee.

Purpose of the Compliance Plan

1.4 The Compliance Plan sets out the procedures Westfield must follow in operating the Scheme to comply with the requirements of the Corporations Act and the Constitution. It forms part of Westfield's compliance program.

1.5 Westfield may develop other documents and systems (including policies, procedures manuals or checklists) to set out in greater detail matters covered by its compliance program, and may amend such documents and systems from time to time. These other documents and systems, including any policies expressly referred to in the Compliance Plan, operate alongside, but do not form part of, the Compliance Plan.

Commencement

1.6 The Compliance Plan takes effect for a Scheme when:

(a) the Scheme is registered by ASIC; or

(b) Westfield determines to implement the Compliance Plan for a particular Scheme that is not registered by ASIC.

Changing the Compliance Plan

1.7 Subject to the Corporations Act, Westfield may modify or replace the Compliance Plan.

Definitions

1.8 The following words have these meanings in the Compliance Plan, unless the contrary intention appears:

"ARSN" means the Australian Registered Scheme Number for the Scheme.

"ASIC" means the Australian Securities & Investments Commission.

"ASIC Policy" includes ASIC Policy Statements and Practice Notes.

PART 1 – THE COMPLIANCE PLAN

Application of the Compliance Plan

1.1 This Compliance Plan applies to each of the following Schemes as if it was the individual compliance plan for each of those Schemes:

Scheme	*ARSN*
SA Shopping Centre Trust	093 537 216

1.2 Subject to the Corporations Act, all the provisions of the Compliance Plan apply to a particular Scheme until Westfield determines otherwise.

1.3 Subject to the Corporations Act, Westfield may determine that the Compliance Plan applies to a further scheme, or ceases to apply to a Scheme. If Westfield makes such a determination, it must amend section 1.1 accordingly and notify the Compliance Committee.

Purpose of the Compliance Plan

1.4 The Compliance Plan sets out the procedures Westfield must follow in operating the Scheme to comply with the requirements of the Corporations Act and the Constitution. It forms part of Westfield's compliance program.

1.5 Westfield may develop other documents and systems (including policies, procedures manuals or checklists) to set out in greater detail matters covered by its compliance program, and may amend such documents and systems from time to time. These other documents and systems, including any policies expressly referred to in the Compliance Plan, operate alongside, but do not form part of, the Compliance Plan.

Commencement

1.6 The Compliance Plan takes effect for a Scheme when:

(a) the Scheme is registered by ASIC; or

(b) Westfield determines to implement the Compliance Plan for a particular Scheme that is not registered by ASIC.

Changing the Compliance Plan

1.7 Subject to the Corporations Act, Westfield may modify or replace the Compliance Plan.

Definitions

1.8 The following words have these meanings in the Compliance Plan, unless the contrary intention appears:

"ARSN" means the Australian Registered Scheme Number for the Scheme.

"ASIC" means the Australian Securities & Investments Commission.

"ASIC Policy" includes ASIC Policy Statements and Practice Notes.

PART 1 – THE COMPLIANCE PLAN

Application of the Compliance Plan

1.1 This Compliance Plan applies to each of the following Schemes as if it was the individual compliance plan for each of those Schemes:

Scheme	*ARSN*
Southland Trust	093 537 547

1.2 Subject to the Corporations Act, all the provisions of the Compliance Plan apply to a particular Scheme until Westfield determines otherwise.

1.3 Subject to the Corporations Act, Westfield may determine that the Compliance Plan applies to a further scheme, or ceases to apply to a Scheme. If Westfield makes such a determination, it must amend section 1.1 accordingly and notify the Compliance Committee.

Purpose of the Compliance Plan

1.4 The Compliance Plan sets out the procedures Westfield must follow in operating the Scheme to comply with the requirements of the Corporations Act and the Constitution. It forms part of Westfield's compliance program.

1.5 Westfield may develop other documents and systems (including policies, procedures manuals or checklists) to set out in greater detail matters covered by its compliance program, and may amend such documents and systems from time to time. These other documents and systems, including any policies expressly referred to in the Compliance Plan, operate alongside, but do not form part of, the Compliance Plan.

Commencement

1.6 The Compliance Plan takes effect for a Scheme when:

(a) the Scheme is registered by ASIC; or

(b) Westfield determines to implement the Compliance Plan for a particular Scheme that is not registered by ASIC.

Changing the Compliance Plan

1.7 Subject to the Corporations Act, Westfield may modify or replace the Compliance Plan.

Definitions

1.8 The following words have these meanings in the Compliance Plan, unless the contrary intention appears:

"ARSN" means the Australian Registered Scheme Number for the Scheme.

"ASIC" means the Australian Securities & Investments Commission.

"ASIC Policy" includes ASIC Policy Statements and Practice Notes.

PART 1 – THE COMPLIANCE PLAN

Application of the Compliance Plan

1.1 This Compliance Plan applies to each of the following Schemes as if it was the individual compliance plan for each of those Schemes:

Scheme	*ARSN*
Tea Tree Plaza Trust	093 537 645

1.2 Subject to the Corporations Act, all the provisions of the Compliance Plan apply to a particular Scheme until Westfield determines otherwise.

1.3 Subject to the Corporations Act, Westfield may determine that the Compliance Plan applies to a further scheme, or ceases to apply to a Scheme. If Westfield makes such a determination, it must amend section 1.1 accordingly and notify the Compliance Committee.

Purpose of the Compliance Plan

1.4 The Compliance Plan sets out the procedures Westfield must follow in operating the Scheme to comply with the requirements of the Corporations Act and the Constitution. It forms part of Westfield's compliance program.

1.5 Westfield may develop other documents and systems (including policies, procedures manuals or checklists) to set out in greater detail matters covered by its compliance program, and may amend such documents and systems from time to time. These other documents and systems, including any policies expressly referred to in the Compliance Plan, operate alongside, but do not form part of, the Compliance Plan.

Commencement

1.6 The Compliance Plan takes effect for a Scheme when:

(a) the Scheme is registered by ASIC; or

(b) Westfield determines to implement the Compliance Plan for a particular Scheme that is not registered by ASIC.

Changing the Compliance Plan

1.7 Subject to the Corporations Act, Westfield may modify or replace the Compliance Plan.

Definitions

1.8 The following words have these meanings in the Compliance Plan, unless the contrary intention appears:

"ARSN" means the Australian Registered Scheme Number for the Scheme.

"ASIC" means the Australian Securities & Investments Commission.

"ASIC Policy" includes ASIC Policy Statements and Practice Notes.

"Assistant Company Secretary" means the person appointed by Westfield to act in that position from time to time.

"ASX" means Australian Stock Exchange Limited.

"Audit and Compliance Committee" means the appointed Audit and Compliance Committee of the Board from time to time.

"Board" means the Board of Directors of Westfield.

"Chairman" means the appointed Chairman of the Compliance Committee from time to time (if any).

"Company Secretary" means the appointed Company Secretary of Westfield from time to time.

"Compliance Committee" means the Scheme's Compliance Committee established under s.601JA of the Corporations Act.

"Compliance Manager" means the appointed Compliance Manager of Westfield from time to time.

"Compliance Officer - Australia" means the most senior Compliance Officer for Westfield's Australian operations from time to time.

"Compliance Officers" means the appointed compliance officers of Westfield from time to time.

"Compliance Plan" means this Compliance Plan as it applies from time to time in relation to each of the Schemes.

"Compliance Plan Auditor" means the auditor of the Compliance Plan as referred to in s.601HG of the Corporations Act.

"Constitution" means the Scheme's constitution as referred to in s.601GA of the Corporations Act.

"Continuous Disclosure Obligations" means any applicable continuous disclosure obligations under the Corporations Act or the Listing Rules in relation to the Scheme.

"Corporate Solicitor" means the person appointed by Westfield to act in that position from time to time.

"Custodian", in relation to custody services in respect of the Scheme:

(a) provided by any external custodian, means the relevant external custodian; and

(b) provided by Westfield, means Westfield.

"Deputy Chief Financial Officer" means the person appointed by Westfield to act in that position from time to time.

"Deputy Chief Financial Officer - Capital Markets" means the person appointed by Westfield to act in that capacity from time to time.

"Directors" means the appointed directors of Westfield from time to time.

"Executive Directors" means the executive directors of Westfield from time to time.

"Executives" means Staff Members holding senior management positions.

"Financial Services Laws" means relevant financial services laws as defined in the Corporations Act.

"General Manager - Corporate Finance" means the person appointed by Westfield to act in that position from time to time.

"General Manager - Investor Relations" means the person (other than the Executive Directors) appointed by Westfield responsible for certain aspects of the operation of the Scheme.

"General Manager - Marketing" means the person appointed by Westfield to act in that position from time to time.

"Group Chief Financial Officer" means the person appointed by Westfield to act in that position from time to time.

"Group Compliance Officer" means the most senior Compliance Officer in the Westfield Group from time to time.

"Group General Counsel" means the person appointed by Westfield to act in that position from time to time.

"Group Treasurer" means the person appointed by Westfield to act in that position from time to time.

"Internal Representative" means a Staff Member who meets certain criteria and is appointed by the General Manager – Investor Relations to act in that position from time to time.

"Listed" means admitted to the official list of ASX whether or not quotation of units is deferred, suspended or subjected to a trading halt or units are quoted as part of Stapled Securities.

"Listing Rules" means the listing rules of ASX as they may apply to the Scheme from time to time or otherwise as amended, varied or waived (whether in respect of the Scheme or generally) from time to time.

"Members" means the members of the Scheme.

"Offer Document" means any product disclosure document or information memorandum in relation to an offer of securities in the Scheme.

"Property Manager" means a person who is appointed to act as the property manager of a material asset of the Scheme.

"Registry" means the appointed registry provider (if any) for the Scheme.

"Responsible Officer" means an Executive Director or an Executive who is appointed by Westfield to perform duties in connection with the holding of Westfield's financial services licence.

"Scheme" means each of the managed investment schemes to which the Compliance Plan applies, as determined under Part 1 of the Compliance Plan.

"Scheme Auditor" means the auditor of the Scheme as referred to in section 331AB of the Corporations Act.

"Service Providers" means:

(a) external Custodians;

(b) registrars;

(c) Property Managers; and

(d) other persons,

providing major services as agent for Westfield in relation to the Scheme from time to time.

"Staff Members" means persons employed by Westfield or any of its related bodies corporate, whose services are directly provided to Westfield in relation to its operations with respect to the Scheme. For the avoidance of doubt, **"Staff Members"** does not include persons employed, engaged or otherwise made available by independent contractors (including any external Custodian) which may be engaged by Westfield.

"Stapled" means the linking together of units in a Scheme, and units in another managed investment scheme or shares in a company or both so that one may not be transferred or otherwise dealt with without the other or others and which are quoted on the ASX jointly as a stapled security or other such term as the ASX permits.

"Stapled Security" means a unit in a Scheme, and a unit in another managed investment scheme or a share in a company or both which are Stapled.

"Westfield" means Westfield Management Limited ACN 001 670 579 in its capacity as the responsible entity of the Scheme, or any subsequent responsible entity of the Scheme.

"Westfield Group" means Westfield Holdings Limited ACN 001 671 496 and each of its controlled entities from time to time.

"Westfield's Compliance Manual" means the Westfield Group's compliance manual from time to time.

"Westfield's Valuation Policy" means the Westfield Group's policy from time to time in relation to the valuation of Scheme assets.

Interpretation

1.9 In the Compliance Plan, unless the contrary intention appears:

(a) a reference to the Corporations Act is a reference to the Corporations Act 2001 as modified by any ASIC Class Order or specific instrument of relief which is being relied

upon by any Class Order or specific instrument of relief which is being relied upon from time to time, provided the conditions of that relief are met;

(b) a reference to a statute, ordinance, code or other law includes regulations and other instruments under it and consolidations, amendments, re-enactments or replacements of any of them;

(c) the singular includes the plural and vice versa;

(d) the word "person" includes a firm, body corporate, unincorporated association or authority; and

(e) a reference to a position by a particular title includes a reference to that position as it may be retitled or replaced from time to time.

1.10 In the Compliance Plan, where anything is required to be done a certain number of times in each year, that thing:

(a) must be done the number of times stated in the Compliance Plan with respect to each full financial year of the Scheme after the Compliance Plan commences to apply to the Scheme; and

(b) with respect to any partial financial year immediately after the Compliance Plan commences to apply to the Scheme, subject to any applicable ASIC relief:

(i) where the fraction of a financial year remaining is more than one quarter, must be done the number of times which, expressed as a fraction of the number of times stated in the Compliance Plan, is equal to the fraction of a financial year remaining (rounded down to the nearest whole number); and

(ii) need not be done where the fraction of a financial year remaining is less than one quarter.

PART 2 - WESTFIELD'S COMPLIANCE STRUCTURE

2.1 Westfield's compliance structure has the following components:

(a) the Board;

(b) the Audit and Compliance Committee of the Board;

(c) the Compliance Committee (see Part 3);

(d) the Compliance Officers (see Part 4); and

(e) Executives and Staff Members (see Part 5).

2.2 If, under the Compliance Plan, a person (other than a member of the Board or a member of the Compliance Committee) is required to perform any act or ensure that any act is done, that person may delegate the actual performance of that function to any suitably qualified Executive, Staff Member or Service Provider, but must continue to monitor the performance of that function by the delegate to ensure that the act is performed in accordance with any applicable requirements of the Compliance Plan.

2.3 If, under the Compliance Plan, a member of the Board or a member of the Compliance Committee is required to perform any act or ensure that any act is done, that member may delegate the actual performance of that function to a person who has been formally appointed as such member's alternate in accordance with any applicable requirements of the Compliance Plan or Westfield's Constitution, but must continue to monitor the performance of that function by the delegate to ensure that the act is performed in accordance with any applicable requirements of the Compliance Plan.

PART 3 - THE COMPLIANCE COMMITTEE

Role and Function in the Compliance Process

3.1 The Compliance Committee is responsible for monitoring Westfield's compliance with the Compliance Plan and report on its findings to the Board.

Appointment of Members of the Compliance Committee

3.2 Members of the Compliance Committee will be selected following a review by the Board of the proposed member's skill, experience and capacity to meet Westfield's requirements and carry out the functions in accordance with any applicable requirements of the Compliance Plan, the Corporations Act and ASIC Policies including, in the case of external members of the Compliance Committee, that they are qualified to act as external members for the purposes of the Corporations Act. The appointment of a member of the Compliance Committee must be approved by the Board.

3.3 Members of the Compliance Committee who are external members must immediately notify the Compliance Committee and the Board if they cease to be qualified to act as external members for the purposes of the Corporations Act.

3.4 The Group Compliance Officer is responsible for obtaining confirmation at least once a year from each of the external members of the Compliance Committee on whether they continue to be qualified to act as external members for the purposes of the Corporations Act.

Minimum Number of Members

3.5 Westfield must ensure that the Compliance Committee has at least three members at all times. The majority of them must be external members.

Service Agreements for External Members

3.6 Each external member of the Compliance Committee must enter into a service agreement with Westfield dealing with relevant matters such as their appointment and removal, indemnification, insurance and remuneration. The terms of the service agreement must be consistent with the Compliance Plan.

Term of Office

3.7 Westfield may remove a member from the Compliance Committee by notice to that member. At least 14 days' notice must be given unless Westfield considers the removal of a member of the Compliance Committee on shorter notice to be in the best interests of Members or (subject to the terms of the member's appointment) the member is in breach of the terms of their appointment.

3.8 A member of the Compliance Committee may retire on two months' notice to Westfield, or any shorter notice period as Westfield agrees.

Alternate Members

3.9 A member of the Compliance Committee may nominate an alternate. If the member is an external member, the alternate must qualify as an external member. Any alternate must be acceptable to Westfield.

Terms of Reference

3.10 Westfield may develop other documents and systems (such as a Compliance Committee charter) to set out in greater detail the procedures the Compliance Committee must follow, and may amend such documents and systems from time to time. These other documents and systems operate alongside, but do not form part of, the Compliance Plan.

Frequency of Meetings

3.11 The Compliance Committee must meet at least four times per annum, unless the members of the Compliance Committee agree it is not necessary or desirable for a particular meeting to be held.

Convening Meetings

3.12 On the giving of reasonable notice, any member of the Compliance Committee may, and the Company Secretary must on request from Westfield or any member of the Compliance Committee, convene a meeting of the Compliance Committee.

Technology

3.13 A meeting of the Compliance Committee may be held using telephone conference or video conference facilities or any combination thereof, or any other technology agreed to by all the members of the Compliance Committee. A resolution in writing signed by all members of the Compliance Committee is as valid and effective as if it had been passed at a meeting of members of the Compliance Committee. A written resolution may consist of several documents in like form, each signed by one or more members.

Quorum

3.14 The quorum for a meeting of the Compliance Committee is two members, at least one of whom must be an external member. If a quorum is not present within 15 minutes after the appointed time, the meeting is adjourned to a place and time that the members present decide. They must tell the other members of the time and place. At any adjourned meeting, those members present constitute a quorum, provided that the number of external members present is at least equal to the number of other members present.

Chairman

3.15 Westfield may appoint a Chairman for a meeting or for a term, and may terminate that appointment at any time. If no Chairman is so appointed or present at a meeting, the members of the Compliance Committee present may elect a Chairman for the meeting. Any Chairman must be a member of the Compliance Committee.

3.16 The Chairman may determine how a meeting will be conducted. The decision of the Chairman on any matter relating to the conduct of a meeting is final.

Adjournment

3.17 The Compliance Committee may adjourn a meeting for any reason to a place and time it considers appropriate.

Voting

3.18 Voting at a Compliance Committee meeting is by simple majority. The Chairman does not have a casting vote. If there is an equality of votes on a proposed resolution, that resolution will be taken to have been resolved in the negative. No objection may be made to any vote cast unless the objection is made at the meeting.

Minutes

3.19 The Chairman of the Compliance Committee must ensure that the Company Secretary or that person's nominee is invited to attend all meetings of the Compliance Committee to maintain minutes of the proceedings of all such meetings.

Reports to Compliance Committee

3.20 The Compliance Committee may determine the form of any report that a person is to provide to it under the Compliance Plan.

Reports by Compliance Committee to the Board

3.21 The Compliance Committee is responsible for reporting to the Board:

(a) at the Board's next scheduled meeting after each Compliance Committee meeting, in relation to compliance matters considered at those meetings;

(b) any breach in relation to the Scheme of:

(i) the Corporations Act;

(ii) ASIC Policy;

(iii) the Listing Rules;

(iv) Westfield's financial services licence;

(v) the Constitution; or

(vi) the Compliance Plan,

of which it becomes aware, or which it suspects, and which it considers to be sufficiently material to be so reported;

(c) at least once a year whether, in its view, the Compliance Plan is adequate, and making recommendations to the Board about any changes it considers should be made to the Compliance Plan (see Part 7 – Compliance Plan and Constitution); and

(d) otherwise as required by Westfield or as determined to be necessary by the Compliance Committee to perform its functions properly.

3.22 The Compliance Committee must inform the Board if it forms the view that a member of the Compliance Committee or a proposed member of the Compliance Committee does not have sufficient skills, experience or resources to undertake a given responsibility.

Reporting of Breaches to ASIC

3.23 The Compliance Committee is responsible for reporting to ASIC if the Compliance Committee forms the view that Westfield has not taken or does not propose to take appropriate action to deal with a matter reported to the Board under section 3.21(b).

Records

3.24 The Chairman of the Compliance Committee is responsible for ensuring that the Company Secretary is provided with copies of all reports and recommendations of the Compliance Committee to enable records of such reports and recommendations to be kept by the Company Secretary.

Access to Information, Staff Members and Auditor

3.25 Westfield will ensure that each member of the Compliance Committee has access to:

(a) information that is relevant to Westfield's compliance with the Compliance Plan;

(b) the Scheme's accounting records;

(c) Staff Members;

(d) the Scheme Auditor;

(e) the Compliance Plan Auditor; and

(f) Westfield's Auditor:

for the purpose of carrying out the functions of the Compliance Committee.

External Advice

3.26 The Compliance Committee or any of its members may commission independent professional advice or assistance or engage other persons to assist them in performing their functions, where this is necessary for the Compliance Committee or such member to carry out their respective functions. The Compliance Committee or member of the Compliance Committee, as the case may be, must notify the Company Secretary before doing so.

Operation without a Compliance Committee

3.27 If there is no Compliance Committee for a Scheme, this Part 3 does not operate and a reference in the Compliance Plan to:

(a) the Compliance Committee is taken to be a reference to the Board; and

(b) the members of the Compliance Committee is taken to be a reference to the Directors of Westfield.

PART 4 - COMPLIANCE PROCESS

Role and Function in the Compliance Process

4.1 The Compliance Manager is responsible for monitoring compliance with the provisions of the Corporations Act, the Constitution and the Compliance Plan.

4.2 Westfield's Compliance Manual requires Executives and Staff to bring all compliance issues to the attention of the Compliance Officers.

4.3 The Compliance Officers and the Compliance Manager are headed by the Group Compliance Officer, who has direct access to the Chairman of the Compliance Committee, the Chairman of the Audit and Compliance Committee and the Board.

4.4 The Group Compliance Officer is responsible for reporting compliance findings to the Compliance Committee in accordance with any applicable requirements of the Compliance Plan.

Selection of Compliance Officers

4.5 The Audit and Compliance Committee is responsible for selecting and appointing the Compliance Officers. In selecting Compliance Officers, the Audit and Compliance Committee will review and consider, among other matters, the experience and qualifications of the individual appropriate to their proposed compliance responsibility.

4.6 The Group Compliance Officer must inform the Audit and Compliance Committee if he doubts that any Compliance Officer has sufficient skills, experience or resources to carry out any duty.

External Advice

4.7 The Compliance Officers and the Compliance Manager may commission independent professional advice or assistance where this is reasonably necessary for them to carry out their functions. This does not reduce their duties.

Training

4.8 Westfield's Compliance Manual requires the Compliance Officers to attend, in accordance with any applicable requirements of ASIC Policy:

(a) conferences and forums held by industry associations to keep abreast of compliance and regulatory issues affecting the Schemes; and

(b) industry and professional training courses on compliance practices and current regulatory issues.

ASIC Compliance Checks

4.9 The Group Compliance Officer is responsible for ensuring that all Executives and Staff Members are informed of their obligations to assist ASIC with its compliance checks.

PART 5 – EXECUTIVES AND STAFF MEMBERS

Role and Function in the Compliance Process

5.1 When recruited, Executives and Staff Members are required to provide a written acknowledgment to the effect that they must:

(a) comply with all laws and regulations applicable to their conduct; and

(b) carry out their duties within the Westfield Group's policies and rules.

5.2 Westfield's Compliance Manual, copies of which are made available to each Executive and Staff Member via Westfield's Intraportal (subject to technical limitations), provides a statement of the Westfield Group's values and staff code of conduct, which include the requirement that all Executives and Staff Members must:

(a) comply with all laws and regulations applicable to their conduct; and

(b) carry out their duties within the Westfield Group's policies and rules.

Westfield's Compliance Manual contains details of the laws and regulations in relation to its operations which are considered by Westfield to be relevant for inclusion therein, including laws and regulations under the Corporations Act and the Listing Rules with respect to the Continuous Disclosure Obligations (see also Part 12) and the laws on insider trading (see also Part 26).

5.3 Executives are responsible for ensuring that Staff Members within their areas of responsibility are made aware of the existence and contents of Westfield's Compliance Manual, and for notifying the Compliance Officers of any instances of non-compliance with any applicable provisions of Westfield's Compliance Manual.

5.4 The Group Compliance Officer is responsible for obtaining a written statement at least twice a year from each Executive on whether, within their respective areas of responsibility, the Westfield Group's business in relation to the Scheme has complied with all legislative, regulatory and other legal requirements.

Resources

5.5 Westfield and Westfield Limited are wholly-owned subsidiaries of Westfield Holdings Limited. Westfield has entered into an arrangement with Westfield Limited under which Westfield Limited has agreed to provide all resources that are available to the Westfield Group, including personnel and administrative services, which in Westfield's opinion are necessary to enable Westfield properly to perform its duties in relation to the Scheme.

Training

5.6 Westfield's Compliance Manual encourages Staff Members regularly to attend relevant industry and professional training courses, in addition to in-house seminars.

PART 6 - BREACHES

Identification, Rectification and Reporting

6.1 The Compliance Manager is responsible for maintaining compliance timetables which provides a basic framework for monitoring and reporting on compliance with obligations under the Corporations Act, the Constitution, the Compliance Plan and Westfield's financial services licence in relation to the Scheme.

6.2 Compliance processes used to seek to prevent or identify breaches of obligations under the Corporations Act or the Financial Services Laws, the Constitution, the Compliance Plan and Westfield's financial services licence in relation to the Scheme include the following:

(a) relevant Executives and Staff Members following procedures and policies outlined in Westfield's Compliance Manual and in other relevant documentation;

(b) sign-offs by relevant Executives and Staff Members on compliance outcomes as recorded in the compliance timetables, providing a framework for monitoring key compliance obligations;

(c) confirmation of compliance activities by direct reporting to the Group Compliance Officer from the relevant Executive;

(d) monitoring complaints; and

(e) monitoring compliance with the provisions set out in written service agreements.

6.3 The compliance processes used are designed to identify compliance success or failure (and where failure, identify the steps required for rectification).

6.4 Executives and Staff Members are responsible for ensuring that details of any breaches of the relevant parts of the Corporations Act or the Financial Services Laws, the Constitution, the Compliance Plan or Westfield's financial services licence of which they become aware are immediately notified to the relevant Compliance Officer, so that materiality may be assessed and any necessary rectification process can be implemented.

6.5 The Compliance Officers are responsible for ensuring that details of any breaches of the relevant parts of the Corporations Act or the Financial Services Laws, the Constitution, the Compliance Plan or Westfield's financial services licence of which they become aware and which they consider to be material are immediately notified to the Group Compliance Officer.

6.6 The Group Compliance Officer is responsible for ensuring that details of any breaches of the relevant parts of the Corporations Act or the Financial Services Laws, the Constitution, the Compliance Plan or Westfield's financial services licence of which that person becomes aware and considers to be material are immediately notified to the Chairman of the Compliance Committee.

6.7 The Group Compliance Officer is responsible for reporting to the Compliance Committee at least four times a year on any breaches of the relevant parts of the Corporations Act or the Financial Services Laws, the Constitution, the Compliance Plan or Westfield's financial services licence which have been notified by the Compliance Officers to the Group Compliance Officer.

6.8 Relevant Executives and Staff Members are required to confirm at least twice a year to the Group Compliance Officer that the compliance activities referred to in the Compliance Plan have been undertaken. The Group Compliance Officer is responsible for reporting to the Compliance Committee at least twice a year on the results of those reviews.

6.9 If any breach of the relevant parts of the Corporations Act or the Financial Services Laws, the Constitution, the Compliance Plan or Westfield's financial services licence of which the Group Compliance Officer becomes aware is such that it is required to be reported to ASIC, the Group Compliance Officer is responsible for so advising the Compliance Committee and the Board. The Company Secretary is responsible for reporting the breach to ASIC within the time-frame required by the Corporations Act.

PART 7 – COMPLIANCE PLAN AND CONSTITUTION

7.1 The Constitution and the Compliance Plan may require amendment from time to time due to:

(a) changes in the Scheme's business activities;

(b) legal and regulatory changes;

(c) pursuant to an ASIC direction; or

(d) amendments to the Constitution.

7.2 Group General Counsel is responsible for submitting a report to the Compliance Committee at least four times a year on whether:

(a) the Constitution and the Compliance Plan continue to comply with the Corporations Act and remain appropriate for the operation of the Scheme; and

(b) any amendments should be made to the Constitution or the Compliance Plan, having regard to the matters referred to in section 7.1.

Included with each such report will be details of any proposed amendments to the Constitution or the Compliance Plan. In the case of proposed amendments to the Constitution, that report will also include legal advice on whether:

(c) approval for those amendments is required from Members; and

(d) details of the proposed amendments are required to be distributed to Members.

7.3 The Compliance Committee is responsible for:

(a) reviewing each report referred to in section 7.2;

(b) reporting to the Board whether these reports address the matters that are required to be addressed under section 7.2; and

(c) making a recommendation to the Board on whether the proposed amendments to the Constitution or the Compliance Plan should be made.

In making the recommendation referred to in section 7.3(c), the Compliance Committee is not responsible for considering the underlying commercial merits of the proposed amendments to the Constitution nor whether the amendments are in the best interests of Members, as these are matters for consideration by the Board.

7.4 The Board is responsible for reviewing each report from the Compliance Committee referred to in section 7.3. Amendments to the Constitution and Compliance Plan may only be made by or with the authority of the Board, having regard to any recommendation made by the Compliance Committee.

The Compliance Officer Australia is responsible for confirming that the compliance procedures outlined in section 7.2, section 7.3 and section 7.4 have been followed, and for reporting thereon to the Compliance Committee at its next regular meeting following any such amendment.

7.5 The Assistant Company Secretary is responsible for lodging notifications of changes to the Compliance Plan or the Constitution with ASIC within the time-frame required by the Corporations Act.

The Group Compliance Officer is responsible for reporting to the Compliance Committee at least once a year on whether the compliance procedures outlined in this section 7.5 have been followed.

PART 8 – COMPLIANCE PLAN AUDIT

8.1 The Compliance Plan Auditor will be appointed and removed by the Board.

8.2 Under the terms of their engagement, the Compliance Plan Auditor must confirm in writing that he is appropriately qualified and eligible to act under the Corporations Act and be required to notify Westfield if at any time he ceases to be so qualified or eligible. The Compliance Plan Auditor is responsible for re-confirming to the Company Secretary in writing at least once a year that he is appropriately qualified and eligible to act under the Corporations Act.

The Group Compliance Officer is responsible for reporting to the Compliance Committee at least once a year on whether the compliance procedures outlined in this section 8.2 have been followed.

8.3 The Group Compliance Officer is responsible for submitting a report to the Compliance Committee at least once a year on whether:

(a) the Compliance Plan Auditor has conducted the duties and provided the reports which the Corporations Act requires, within applicable timeframes;

(b) the terms of appointment of the Compliance Plan Auditor are appropriate and continue to comply with the Corporations Act; and

(c) any amendments should be made to the terms of appointment of the Compliance Plan Auditor, having regard to any matters identified under (b).

8.4 The Compliance Committee is responsible for reviewing each report referred to in section 8.3 and reporting to the Board on:

(a) any material findings in relation to the Compliance Plan Auditor's performance;

(b) any proposed amendments to the terms of appointment of the Compliance Plan Auditor; and

(c) any recommendation that the appointment of the Compliance Plan Auditor should be terminated.

8.5 The Board is responsible for reviewing each report from the Compliance Committee referred to in section 8.4.

Amendments to the terms of appointment of the Compliance Plan Auditor, and the removal of the Compliance Plan Auditor, may only be made by or with the authority of the Board, having regard to any recommendation made by the Compliance Committee.

8.6 The Company Secretary is responsible for ensuring that the Compliance Plan Auditor is provided with:

(a) access at all reasonable times to the books of the Scheme;

(b) access to Staff Members at all reasonable times to give the Compliance Plan Auditor information and explanations for the purposes of the audit; and

(c) otherwise provide such assistance to the Compliance Plan Auditor as is reasonably requested for the purposes of the audit.

The Company Secretary is responsible for notifying the Executives of the above obligations prior to the commencement of each Compliance Plan audit.

The Compliance Plan Auditor is responsible for reporting to the Compliance Committee when submitting their audit on whether the compliance procedures outlined in this section 8.6 have been followed in relation to that audit.

8.7 The Assistant Company Secretary is responsible for lodging the Audit reports from the Compliance Plan Auditor with ASIC at the same time as the Scheme's annual financial reports are lodged with ASIC.

The Group Compliance Officer is responsible for reporting to the Compliance Committee at least once a year on whether the compliance procedures outlined in this section 8.7 have been followed.

PART 9 – FINANCIAL SERVICES LICENCE

9.1 Westfield's Compliance Manual:

(a) contains details of the laws, regulations and ASIC Policy in relation to Responsible Officers and Staff Members which are considered by Westfield to be relevant for inclusion therein;

(b) requires Responsible Officers and Staff Members, in accordance with any applicable requirements of ASIC Policy:

(i) to keep up to date in the duties they perform by attending applicable courses, seminars, workshops and conferences held by industry associations; and

(ii) have adequate knowledge of the industry, including compliance practices and current regulatory issues; and

(c) requires Westfield to disclose its financial services licence number only on documents when required by the Corporations Act; and

(d) is available to Responsible Officers, Executives and Staff Members via the Westfield Intraportal (subject to technical limitations).

9.2 The Compliance Manager is responsible for:

(a) advising an Internal Representative of the provisions contained in Westfield's Compliance Manual relating to Internal Representatives prior to them becoming an Internal Representative;

(b) updating Westfield's Compliance Manual to reflect any changes in relevant legislation, ASIC Policy or the conditions attached to Westfield's financial services licence, that Westfield considers appropriate having regard to the nature of the relevant Scheme, within 14 days of any such change occurring; and

(c) obtaining confirmation from each Internal Representative at least twice a year that:

(i) they have complied with all applicable requirements of the law,

(ii) they have undertaken adequate continuing training (where required),

(iii) their residential address and personal contact information has not changed,

(iv) they have not provided any personal financial product advice to retail clients, and

(v) at least once a year, they confirm that there has been no change to the information originally provided in their statement of personal information or, if there has been a change, details of the change have been provided.

9.3 Westfield's Compliance Manual requires Executives and Staff Members immediately to notify the Group Compliance Officer if they become aware of:

(a) any material adverse change affecting the financial position of Westfield;

(b) any breach of Westfield's general obligations or compensation arrangements under the Corporations Act; and

(c) any change in control of Westfield.

The Group Compliance Officer is responsible for notifying the Board, the Compliance Committee and ASIC of any such event. Notification is to be made within the period prescribed under law or regulations.

9.4 As described in section 5.3, Executives are responsible for ensuring that Staff Members within their areas of responsibility are made aware of the existence and contents of Westfield's Compliance Manual, including the requirements described in section 9.3, and for notifying the Compliance Officers of any instances of non-compliance with any applicable provisions of Westfield's Compliance Manual.

9.5 The Group Compliance Officer is responsible for obtaining confirmation from relevant Executives and Staff Members at least four times a year that:

(a) the compliance procedures outlined in section 9.2(a) and (b) and section 9.3 have been followed;

(b) Westfield continues to hold any necessary licences under the Corporations Act; and

(c) Westfield continues to satisfy the conditions under its financial services licence, including the requirements that it:

(i) satisfy applicable:

(1) base level financial requirements;

(2) net tangible asset requirements;

(3) financial requirements for holding client money or property; and

(4) financial requirements for transacting with clients.

(ii) has in place reporting triggers where certain trigger points occur.

(iii) is a member of an external disputes resolution scheme.

9.6 The Group Compliance Officer is responsible for reporting to the Compliance Committee at least four times a year on whether:

(a) the compliance procedures outlined in section 9.2(a) and (b) and section 9.3 have been followed;

(b) Westfield continues to hold any necessary licences under the Corporations Act; and

(c) Westfield continues to satisfy the conditions under its financial services licence, including the requirements that it:

(i) satisfy applicable:

(1) base level financial requirements

(2) net tangible asset requirements;

(3) financial requirements for holding client money or property; and

(4) financial requirements for transacting with clients.

(ii) has in place reporting triggers where certain trigger points occur.

(iii) is a member of an external disputes resolution scheme.

9.7 The Group Compliance Officer is responsible for reporting to the Compliance Committee at least twice a year on whether the compliance procedures outlined in section 9.2(c) have been followed.

9.8 The Compliance Committee is responsible for reviewing each report referred to in sections 9.6 and 9.7 and reporting any material findings to the Board.

PART 10 - COMPLAINTS

10.1 Westfield's Compliance Manual sets out the procedures for resolving complaints from Members in accordance with any applicable requirements of the Corporations Act and the Constitution. Those procedures include:

(a) the form and timeframe for acknowledging complaints;

(b) the complaint resolution procedures to be followed by Staff Members; and

(c) the maintenance of a complaint register recording complaints.

A Westfield Investor Relations Officer or any relevant Service Provider is the primary contact point for the communication of complaints to Westfield.

The General Manager - Investor Relations is responsible for ensuring that complaints are handled in accordance with any applicable requirements of Westfield's Compliance Manual.

10.2 As described in section 5.3, Executives are responsible for ensuring that Staff Members within their areas of responsibility are made aware of the existence and contents of Westfield's Compliance Manual, including the requirements described in section 10.1, and for notifying the Compliance Officers of any instances of non-compliance with any applicable provisions of Westfield's Compliance Manual.

10.3 The Group Compliance Officer is responsible for obtaining a report from the General Manager - Investors Relations at least four times a year:

(a) on the level of complaints received from Members;

(b) on whether complaints have been handled in accordance with any applicable requirements of Westfield's Compliance Manual; and

(c) confirming that Westfield continues to be a member of an ASIC approved complaints resolution scheme.

10.4 The Group Compliance Officer is responsible for providing a report to the Compliance Committee at least four times a year:

(a) on the level of complaints received from Members;

(b) on whether complaints have been handled in accordance with any applicable requirements of Westfield's Compliance Manual; and

(c) confirming that Westfield continues to be a member of an ASIC approved complaints resolution scheme.

10.5 The Compliance Committee is responsible for reviewing each report referred to in section 10.4 and reporting any material findings to the Board.

PART 11 - PROMOTION OF THE SCHEME

Offer Documents

11.1 The Deputy Chief Financial Officer - Capital Markets is responsible for ensuring that, prior to any Offer Document being issued, due diligence investigations are conducted in relation to the preparation of that Offer Document. The membership of any due diligence committee and the form and content of its investigations will vary from case to case, having regard to the nature of the Offer Document. In each case, however, the due diligence investigations will include:

(a) a review of the Offer Document by relevant Executives, Staff Members and external advisers to ensure conformity with the requirements of the Corporations Act;

(b) the obtaining of verification of any material statements made in the Offer Document; and

(c) the obtaining of consents as necessary.

11.2 The Deputy Chief Financial Officer - Capital Markets is responsible for ensuring that, prior to any securities being issued pursuant to an Offer Document:

(a) the due diligence investigations conducted with respect to the Offer Document confirm that the Offer Document complies with the form and content requirements of the Corporations Act; and

(b) a written record is prepared of the due diligence investigations conducted with respect to the Offer Document.

11.3 The Assistant Company Secretary is responsible for lodging the Offer Document with ASIC in accordance with any applicable requirements of the Corporations Act.

11.4 The Group Compliance Officer is responsible for reporting to the Compliance Committee at the next meeting of the Compliance Committee after any securities have been first issued pursuant to an Offer Document on whether the compliance procedures in sections 11.1, 11.2 and 11.3 have been followed.

11.5 The Assistant Company Secretary is responsible for ensuring that records of the due diligence investigations conducted in relation to each Offer Document are retained for the statutory period.

The Group Compliance Officer is responsible for reporting to the Compliance Committee at least once a year on whether the compliance procedures in this section 11.5 have been followed.

Advertising Materials

11.6 The General Manager - Marketing is responsible for ensuring, prior to any advertising materials being issued in relation to the Scheme, that the content of the advertising materials is reviewed by an Internal Representative, sign-offs are obtained from relevant Executives, and legal advice obtained if considered necessary.

The Group Compliance Officer is responsible for reporting to the Compliance Committee at least twice a year on whether the compliance procedures in this section 11.6 have been followed.

Investment Advice

11.7 Westfield's financial services licence only permits its Internal Representatives to provide general financial product advice for interests in managed investment schemes.

11.8 Westfield's Compliance Manual includes an instruction to all Staff that they are not to provide personal financial product advice. If they receive an enquiry from a potential or existing investor seeking advice on either their investment or investing in the Scheme, they must inform the investor that Westfield is not licensed to give personal financial product advice and that they should seek advice from their own professional adviser. See also Part 9 - Financial Services Licence.

PART 12 – CONTINUOUS DISCLOSURE

12.1 Westfield's Compliance Manual establishes the procedures for preparing, authorising and issuing announcements in relation to any matter which is to be disclosed under the Continuous Disclosure Obligations.

12.2 As described in section 5.3, Executives are responsible for ensuring that Staff Members within their areas of responsibility are made aware of the existence and contents of Westfield's Compliance Manual, including the requirements described in section 12.1, and for notifying the Compliance Officers of any instances of non-compliance with any applicable provisions of Westfield's Compliance Manual.

12.3 As described in section 5.4, the Group Compliance Officer is responsible for obtaining a written statement at least twice a year from each Executive on whether, within their respective areas of responsibility, Westfield's business in relation to the Scheme has complied with all legislative, regulatory and other legal requirements, including the requirements described in section 12.1.

12.4 The Compliance Manager is responsible for notifying the Executives at least twice a year of the Continuous Disclosure Obligations and the requirement that they must notify the Company Secretary of any matter of which they become aware which may require disclosure under Continuous Disclosure Obligations.

12.5 The Group Compliance Officer is responsible for obtaining a report from the Compliance Manager at least twice a year on whether the compliance procedures in sections 12.2, 12.3 and 12.4 have been followed, and for submitting that report to the Compliance Committee.

Periodic Reporting to Members

12.6 The Assistant Company Secretary is responsible for recording in compliance timetables the deadlines for:

(a) lodgement and dispatch of annual and half-yearly reports and financial reports; and

(b) other communications with Members required by the Corporations Act, the Constitution and, where applicable, the Listing Rules,

and for providing details of those deadlines to relevant Executives.

12.7 The relevant Executives and Staff Members are responsible for ensuring that the deadlines described in section 12.6 are met. The Group Compliance Officer is responsible for reporting to the Compliance Committee at least four times a year on whether the deadlines described in section 12.6 have been met.

12.8 The Deputy Chief Financial Officer is responsible for ensuring that the financial records of the Scheme are maintained in accordance with the requirements of the Corporations Act, applicable Australian Accounting Standards and other mandatory and professional reporting standards.

12.9 Annual and half year financial reports for the Scheme will be prepared under the direction of the Deputy Chief Financial Officer, reviewed by the Group Chief Financial Officer, the Scheme's external auditor and the Audit and Compliance Committee, and approved by or with the authority of the Board.

12.10 The Group Compliance Officer is responsible for obtaining a report from the Deputy Chief Financial Officer at least twice a year on whether the compliance procedures in sections 12.8 and 12.9 have been followed, and for submitting that report to the Compliance Committee.

PART 13 – SCHEME PROPERTY

Custody

13.1 The Compliance Manager is responsible for ensuring that:

(a) all Scheme property is held by a Custodian which satisfies all applicable Corporations Act and ASIC requirements; and

(b) recorded holdings of Scheme property are reconciled to appropriate custodial information at a frequency considered suitable by Westfield having regard to the nature of the property, but at least twice a year.

The Group Compliance Officer is responsible for reporting to the Compliance Committee at least twice a year on whether the requirements of this section 13.1 have been followed.

Appointment of an External Custodian

13.2 The Corporate Solicitor is responsible for ensuring that any external Custodian is selected in accordance with the selection processes outlined in Part 22 of the Compliance Plan.

The Group Compliance Officer is responsible for reporting to the Compliance Committee at the next meeting following the appointment of an external Custodian on whether the requirements of this section 13.2 have been followed.

Obligations of an External Custodian

13.3 If Westfield engages an external Custodian to provide custody services in respect of the Scheme, the Corporate Solicitor is responsible for ensuring that the obligations of that external Custodian are set out in a written custody agreement which addresses each of the requirements for the appointment of an external Custodian under the Corporations Act and ASIC Policies. Among other matters, this agreement will require the external Custodian to ensure that:

(a) the external Custodian complies with applicable net tangible asset requirements;

(b) Scheme property is clearly identified as Scheme property;

(c) the external Custodian maintains at all times a proper segregation of Scheme assets from other assets of the Custodian;

(d) staff of the external Custodian have adequate qualifications, skills and resources;

(e) the external Custodian provides periodic reports on performance benchmarks;

(f) at least four times a year, the external Custodian provides a report to the Group Compliance Officer on its continuing compliance with the custody agreement;

(g) the external Custodian immediately reports all actual or suspected breaches of its obligations to the Group Compliance Officer; and

(h) at least once a year, the external Custodian confirms that it has internal controls and procedures in place to:

(i) ensure Compliance in its operations with the Corporations Act and ASIC Policy for holding Scheme property; and

(ii) identify and rectify breaches.

13.4 The Group Compliance Officer is responsible for obtaining a report from the Compliance Manager at least twice a year on whether any external Custodian has complied with its obligations under the custody agreement, and for submitting that report to the Compliance Committee.

Obligations of Westfield as Custodian

13.5 Where Westfield provides custodial services, among other matters, Westfield must ensure that:

(a) it complies with applicable net tangible asset requirements;

(b) Scheme property is clearly identified as Scheme property;

(c) it maintains at all times a proper segregation of Scheme assets from other scheme assets and assets of Westfield;

(d) custodial staff have adequate qualifications, skills and resources;

(e) custody operations are segregated from other operational areas;

(f) custodial staff report directly to the Group Compliance Officer;

(g) custodial staff immediately report all actual or suspected breaches of their obligations to the Group Compliance Officer; and

(h) at least once a year, the Compliance Manager confirms that Westfield has internal controls and procedures in place to:

(i) ensure Compliance in its operations with the Corporations Act and ASIC Policy for holding Scheme property; and

(ii) identify and rectify breaches.

13.6 (a) If Westfield provides custodial services in respect of cash assets or securities, including any assets held by Austraclear, the Deputy Chief Financial Officer is responsible for ensuring that Westfield complies with the requirements of the Corporations Act and ASIC Policies with respect to its role as Custodian.

(b) If Westfield provides custodial services in respect of Real Property assets, the Compliance Manager is responsible for ensuring that Westfield complies with the requirements of the Corporations Act and ASIC Policies with respect to its role as Custodian.

13.7 The Group Compliance Officer is responsible for obtaining a report from the Deputy Chief Financial Officer and the Compliance Manager at least twice a year on whether Westfield has complied with its obligations under the Corporations Act and ASIC Policies with respect to its role as Custodian, and for submitting that report to the Compliance Committee.

PART 14 – VALUATION OF SCHEME PROPERTY

14.1 Westfield's Valuation Policy details the policies and procedures to be followed in conducting valuations, including the selection and appointment of independent valuers, so as to ensure that valuations of Scheme property are carried out in accordance with any applicable requirements of the Constitution and the Corporations Act.

14.2 The Deputy Chief Financial Officer is responsible for ensuring that Scheme property is valued in accordance with any applicable requirements of Westfield's Valuation Policy, and otherwise at intervals which Westfield considers appropriate having regard to the nature of the relevant Scheme asset and industry practice.

14.3 The Group Compliance Officer is responsible for obtaining a report from the Deputy Chief Financial Officer at least twice a year on whether the requirements of section 14.2 have been followed, and for submitting that report to the Compliance Committee.

PART 15 – UNIT PRICING

15.1 New units may only be issued in accordance with any applicable requirements of the Constitution, the Corporations Act, any applicable ASIC issue price relief and, where applicable, the Listing Rules.

Where a unit comprises part of a Stapled Security, they may only be issued if an equivalent number of the units or shares to which the units are Stapled have also been applied for and are to be issued. The same will apply for any redemption of units Stapled to other units or shares.

Where Stapled Securities are to be issued, the issue price is to be apportioned between the unit and the securities to which it is Stapled in accordance with the Constitution and applicable ASIC relief.

15.2 The Deputy Chief Financial Officer is responsible for ensuring that, prior to any new units being issued:

(a) the price at which new units are to be issued is calculated under the direction of the General Manager - Corporate Finance, reviewed by the Deputy Chief Financial Officer and approved by or with the authority of the Board; and

(b) legal advice is obtained that the conditions of any applicable ASIC issue price relief have been met; and

(c) if the units are to be issued to a related party of Westfield, legal advice is obtained which confirms that the issue complies with the Corporations Act, subject to any applicable ASIC relief.

15.3 The Group Compliance Officer is responsible for obtaining a report from the Deputy Chief Financial Officer on whether the procedures described in section 15.2 have been followed in relation to the issue of new units, and for submitting that report to the Compliance Committee at its next regular meeting following any issue of new units in the Scheme.

PART 16 – REGISTERS

External Registry

16.1 If Westfield has engaged an external Registry to provide registry services in respect of the Scheme, the General Manager - Investor Relations is responsible for ensuring:

(a) that the Registry is selected in accordance with the selection processes outlined in Part 22 of the Compliance Plan; and

(b) that the engagement is documented in a written registry agreement which requires the Registry:

(i) to keep the register of Members up to date;

(ii) to ensure that the register of Members contains the information required by the Corporations Act;

(iii) to make the register of Members accessible as and for as long as the Corporations Act requires; and

(iv) to comply with agreed service standards in a manner consistent with industry practice; and

(c) that, if required by the Corporations Act, the Registry provides confirmation to all retail clients who acquire or dispose of financial products; and

(d) least twice a year, Westfield's record of the units on issue in the Scheme is reconciled with the Registry's details.

16.2 The Group Compliance Officer is responsible for obtaining a report from the General Manager - Investor Relations at least twice a year on whether:

(a) section 16.1 has been observed; and

(b) the Registry has complied with its obligations under the registry agreement,

and will submit that report to the Compliance Committee.

Internal Registry

16.3 If Westfield has not engaged an external Registry, the Assistant Company Secretary is responsible for ensuring:

(i) that the register of Members is kept up to date;

(ii) that the register of Members contains the information required by the Corporations Act; and

(iii) that the register of Members is accessible as and for as long as the Corporations Act requires.

16.4 The –Company Secretary is responsible for obtaining a report from the Assistant Company

Secretary at least twice a year on whether section 16.3 has been observed, and for submitting that report to the Compliance Committee.

16.5 Where the units comprise part Stapled Securities, the register of Members may be maintained as a common register for the units in the Scheme and the attached securities but must be accessible and operated as required by the Part 16.

PART 17 – INCOME COLLECTION

17.1 The General Manager - Investor Relations is responsible for ensuring that:

(a) Property Managers are appointed in accordance with the processes outlined in Part 22 of the Compliance Plan;

(b) the performance by Property Managers of their obligations under the relevant property management agreement is monitored; and

(c) other income is collected.

17.2 The Group Compliance Officer is responsible for obtaining a report from the General Manager – Investor Relations at least twice a year on whether:

(a) section 17.1 has been observed; and

(b) the Property Managers have complied with their obligations under the relevant property management agreement,

and for submitting that report to the Compliance Committee.

PART 18 – INCOME CALCULATION, DISTRIBUTION & REINVESTMENT

18.1 Distributions of income of the Scheme may only be made in accordance with any applicable requirements of the Constitution and the Corporations Act.

18.2 The General Manager – Corporate Finance is responsible for ensuring that calculations are prepared for any proposed distribution of income of the Scheme, and that the proposed distribution is reviewed by the Deputy Chief Financial Officer and the Group Chief Financial Officer before being approved by or with the authority of the Board prior to payment.

18.3 If a distribution has been approved by or with the authority of the Board, the Deputy Chief Financial Officer is responsible for ensuring that:

(a) the distribution is made, including, if the Scheme is Listed, ensuring that appropriate instructions are given to the external Registry with respect to that distribution, and that the processing by the external Registry of that distribution is monitored; and

(b) any reinvestment by Members of that distribution is carried out in accordance with the Constitution and the terms of the distribution reinvestment plan.

18.4 The Group Compliance Officer is responsible for obtaining a report from the Deputy Chief Financial Officer at least twice a year on whether sections 18.2 and 18.3 have been observed in relation to any distributions of income of the Scheme, and for submitting that report to the Compliance Committee.

PART 19 – RECORD RETENTION AND DISASTER RECOVERY

Record Retention

19.1 Westfield's Compliance Manual:

(a) contains details of the obligations under the Constitution, the Corporations Act and other applicable laws and regulations in relation to record retention which are considered by Westfield to be relevant for inclusion therein; and

(b) requires Executives and Staff Members to ensure that records are maintained in accordance with any applicable requirements of the Constitution, the Corporations Act and other applicable laws and regulations (including records in relation to the Scheme's assets, valuations, the payments of fees and other expenses, the reimbursement of expenses and income received). These records will be predominantly computer-based.

19.2 As described in section 5.3, Executives are responsible for ensuring that Staff Members within their areas of responsibility are made aware of the existence and contents of Westfield's Compliance Manual, including the requirements described in section 19.1, and for notifying the Compliance Officers of any instances of non-compliance with any applicable provisions of Westfield's Compliance Manual.

19.3 As described in section 5.4, the Group Compliance Officer is responsible for obtaining a written statement at least twice a year from each Executive on whether, within their respective areas of responsibility, Westfield's business in relation to the Scheme has complied with all legislative, regulatory and other legal requirements, including the requirements described in section 19.1, and for submitting that report to the Compliance Committee.

19.4 The Deputy Chief Financial Officer is responsible for ensuring that, on a monthly basis, the Custodian's banking records are reconciled with the Scheme's records.

19.5 The Group Compliance Officer is responsible for obtaining a report from the Deputy Chief Financial Officer at least four times a year on whether section 19.4 has been observed, and for submitting that report to the Compliance Committee.

Disaster Recovery

19.6 Westfield has established a disaster recovery plan for the information systems components of critical business processes relating to the Scheme. The disaster recovery plan contains, among other matters, details of contact lists of key Staff Members, back up systems and processes, and the frequency of testing and review.

19.7 The Group Chief Financial Officer is responsible for ensuring that:

(a) the disaster recovery plan is reviewed at least once every two years; and

(b) as part of the planning for business continuity, essential data and records are stored off site in a secure manner.

19.8 The Group Compliance Officer is responsible for obtaining a report from the Group Chief Financial Officer at least once a year on the adequacy of the disaster recovery plan for the information systems components of critical business processes relating to the Scheme and whether section 19.7 has been observed, and for submitting that report to the Compliance Committee.

PART 20 – INVESTMENT ISSUES

Investments

20.1 The investment decision making process for the Scheme is governed by the Board. The Board may establish investment policies and procedures and delegate investment authority as it considers appropriate.

20.2 Investments and disposals may only be made in accordance with any applicable requirements of the Corporations Act, the Constitution, the Listing Rules and any other applicable laws and regulations.

20.3 The Group Chief Financial Officer is responsible for ensuring that:

(a) all investments are monitored;

(b) a proposed investment or disposal complies with the requirements described in section 20.2; and

(c) where the proposed investment is not made pursuant to investment authority delegated by the Board, a proposal for the acquisition or disposal is prepared with assistance and advice from relevant Executives, Staff Members and external advisers and reviewed by at least one Executive Director, before being approved by or with the authority of the Board prior to implementation.

20.4 The Group Compliance Officer is responsible for obtaining a report from the Group Chief Financial Officer at least twice a year on whether section 20.3 has been observed in relation to any investments or disposals, and for submitting that report to the Compliance Committee.

Borrowings

20.5 Borrowings will be made in accordance with any applicable policies set by the Board, subject to any applicable provisions of the Constitution.

20.6 The Group Treasurer is responsible for ensuring that the Scheme's borrowing ratio does not exceed any limitations imposed by the Corporations Act, the Constitution or any borrowing agreement.

20.7 The Group Compliance Officer is responsible for obtaining a report from the Group Treasurer at least four times a year on whether sections 20.5 and 20.6 have been observed, and for submitting that report to the Compliance Committee.

Insurances

20.8 The Group Chief Financial Officer is responsible for ensuring that insurance arrangements are in place with respect to the Scheme which are:

(a) required under Westfield's financial services licence; and otherwise

(b) considered by Westfield to be appropriate, based on advice from Westfield's insurance brokers and other external advisers, having regard to the nature of the risks and costs involved.

20.9 The Group Compliance Officer is responsible for obtaining a report from the Group Chief Financial Officer at least twice a year on whether section 20.8 has been observed, and for submitting that report to the Compliance Committee.

PART 21 – RELATED PARTY ISSUES, FEES AND EXPENSES

21.1 Financial benefits must not be given to Westfield or to a related party of Westfield:

(a) out of Scheme property; or

(b) that could diminish or endanger Scheme property,

unless they comply with the related party transaction provisions of the Corporations Act, and where applicable, the Listing Rules.

21.2 Westfield's Compliance Manual:

(a) contains details of the laws and regulations affecting related party transactions which are considered by Westfield to be relevant for inclusion therein;

(b) requires Executives and Staff Members:

(i) to ensure that, within their areas of responsibility, financial benefits are not given to Westfield or a related party of Westfield which do not comply with the related party transaction provisions of the Corporations Act (as amended by any applicable ASIC relief); and

(ii) immediately notify the Group General Counsel if they become aware that a financial benefit has been or is proposed to be given to Westfield or a related party of Westfield and which they believe may not comply with the related party transaction provisions of the Corporations Act (as amended by any applicable ASIC relief), and where applicable, the Listing Rules.

21.3 As described in section 5.3, Executives are responsible for ensuring that Staff Members within their areas of responsibility are made aware of the existence and contents of Westfield's Compliance Manual, including the requirements described in section 21.2, and for notifying the Compliance Officers of any instances of non-compliance with any applicable provisions of Westfield's Compliance Manual.

21.4 The Deputy Chief Financial Officer is responsible for ensuring that:

(a) prior to entry into any agreement or transaction with Westfield or a related party of Westfield in relation to the Scheme, the proposed agreement or transaction is reviewed by relevant Executives and legal and other independent advice obtained as considered by them to be necessary to ensure that such agreement or transaction complies with the requirements of the Corporations Act, including the related party transaction provisions of the Corporations Act (as amended by any applicable ASIC relief) and, where applicable, the Listing Rules;

(b) material related party transactions have been considered and approved or ratified by the Board on the basis of a proposal from management and in accordance with written procedures that have been approved by the Board; and

(c) prior to payment, claims by Westfield or any related party of Westfield for fees and the reimbursement of expenses are:

(i) reviewed to ensure that they are made for the proper performance of duties and, where expenses relate to more than one managed investment scheme,

that the appropriate allocation has been made (if required); and

(ii) are authorised by an authorised signatory on behalf of the Scheme.

21.5 The Group Compliance Officer is responsible for obtaining a report from the Deputy Chief Financial Officer at least four times a year on whether section 21.4 has been observed, and for submitting that report to the Compliance Committee.

PART 22 – SERVICE PROVIDERS

22.1 Service Providers will be selected following a review of the proposed Service Providers' skill, experience and capacity to meet Westfield's requirements and carry out the functions in accordance with any applicable requirements of the Compliance Plan, the Corporations Act, ASIC Policies and Westfield's financial services licence. The appointment of a Service Provider must be approved by a Director of Westfield.

22.2 The obligations of each Service Provider must be set out in a written agreement.

22.3 The Group Compliance Officer is responsible for obtaining a report at least twice a year from each Executive who is responsible for the management of a relationship with a Service Provider on the Service Provider's compliance with its obligations under the relevant agreement, and for submitting that report to the Compliance Committee.

PART 23 – COMPLIANCE WITH ASX LISTING RULES

This Part does not apply if the units of the Scheme are not Listed or do not comprise part of the Stapled Securities that are Listed.

23.1 Westfield's Compliance Manual:

(a) contains details of the provisions of the Listing Rules which are considered by Westfield to be relevant for inclusion therein; and

(b) requires Executives and Staff Members to ensure that, within their areas of responsibility, nothing is done which may breach the Listing Rules.

23.2 As described in section 5.3, Executives are responsible for ensuring that Staff Members within their areas of responsibility are made aware of the existence and contents of Westfield's Compliance Manual, including the requirements described in section 23.1, and for notifying the Compliance Officers of any instances of non-compliance with any applicable provisions of Westfield's Compliance Manual.

23.3 The Company Secretary is responsible for:

(a) monitoring compliance with the Listing Rules; and

(b) monitoring changes to the Listing Rules and informing Executives of relevant changes so that any impact on the Scheme can be determined and any processes updated as required.

23.4 The Compliance Officer – Australia is responsible for obtaining a report from the Company Secretary at least twice a year on whether section 23.3 has been observed, and for submitting that report to the Compliance Committee.

PART 24 – MEETINGS OF SCHEME MEMBERS

24.1 The Company Secretary is responsible for ensuring that:

(a) Scheme meetings are called when required;

(b) proper notice of Scheme meetings is given;

(c) Scheme meetings are conducted in accordance with the Corporations Act and, if relevant, the Listing Rules;

(d) Westfield and its associates do not cast a vote in respect of units held by them, if prohibited by the Corporations Act or the Listing Rules; and

(e) adequate minutes of Scheme meetings are kept.

24.2 The Compliance Officer - Australia is responsible for obtaining confirmation from the Company Secretary at least twice a year that the compliance procedures outlined in section 24.1 have been followed, and for reporting thereon to the Compliance Committee.

PART 25 – TERMINATION OF A SCHEME

25.1 The Group Chief Financial Officer is responsible for ensuring that:

(a) Scheme property is realised in accordance with the Corporations Act and the Constitution;

(b) applications for units are refused as necessary during the winding up period; and

(c) on termination of the Scheme, proceeds are distributed to Members in accordance with the Corporations Act and the Constitution.

25.2 The Corporate Solicitor is responsible for ensuring that the Scheme is terminated only in accordance with the Corporations Act and the Constitution.

25.3 The Assistant Company Secretary is responsible for ensuring that Members and ASIC are notified of the termination of the Scheme prior to termination.

25.4 The Group Compliance Officer is responsible for reporting to the Compliance Committee immediately prior to termination of the Scheme on whether the requirements of this section 25.1, 25.2 and 25.3 have been followed.

PART 26 – INSIDER TRADING

26.1 Westfield's Compliance Manual:

(a) contains details of the laws and regulations concerning insider trading which are considered by Westfield to be relevant for inclusion therein; and

(b) requires Executives and Staff Members to ensure that they do not engage in conduct which breaches the laws or regulations concerning insider trading.

26.2 As described in section 5.3, Executives are responsible for ensuring that Staff Members within their areas of responsibility are made aware of the existence and contents of Westfield's Compliance Manual, including the requirements described in section 26.1, and for notifying the Compliance Officers of any instances of non-compliance with any applicable provisions of Westfield's Compliance Manual.

PART 27 – CONFLICTS OF INTEREST

27.1 Westfield's Compliance Manual sets out the procedures for having adequate arrangements in place to manage conflicts of interest that may arise. Those procedures include:

(a) the conflicts of interests procedures to be followed by Staff Members; and

(b) the maintenance of a register recording actual or potential conflicts of interest.

The Group Compliance Officer is responsible for ensuring that conflicts of interest are handled in accordance with any applicable requirements of Westfield's Compliance Manual.

27.2 As described in section 5.3, Executives are responsible for ensuring that Staff Members within their areas of responsibility are made aware of the existence and contents of Westfield's Compliance Manual, including the requirements described in section 27.1, and for notifying the Compliance Officers of any instances of non-compliance with any applicable provisions of Westfield's Compliance Manual.

27.3 The Group Compliance Officer is responsible for obtaining confirmation from relevant Executives and Staff Members at least four times a year that:

(a) a register has been maintained recording actual or potential conflicts of interest.

(b) conflicts of interests have been handled in accordance with any applicable requirements of Westfield's Compliance Manual.

(c) any conflict of interest situation which has not been handled within existing policies and procedures of Westfield has been reported to the relevant Compliance Officer.

27.4 The Group Compliance Officer is responsible for providing a report to the Compliance Committee at least four times a year:

(a) on the level of reported conflicts of interests; and

(b) on whether conflicts of interest have been handled in accordance with any applicable requirements of Westfield's Compliance Manual.

27.5 The Compliance Committee is responsible for reviewing each report referred to in section 27.4 and reporting any material findings to the Board.

DIRECTORS' SIGNATURES

Signed by the Directors of Westfield Management Limited (or their agents as permitted by the Corporations Act).

Frank P Lowy AC
by his agent, Simon Julian Tuxen

Roy L Furman
by his agent, Simon Julian Tuxen

David M Gonski AO
by his agent, Simon Julian Tuxen

Fred G Hilmer AO
by his agent, Simon Julian Tuxen

Stephen P Johns
by his agent, Simon Julian Tuxen

David H Lowy AM
by his agent, Simon Julian Tuxen

Peter S Lowy
by his agent, Simon Julian Tuxen

Steven M Lowy
by his agent, Simon Julian Tuxen

John B Studdy AM
by his agent, Simon Julian Tuxen

Francis T Vincent Jr.
by his agent, Simon Julian Tuxen

Gary H Weiss
by his agent, Simon Julian Tuxen

Dean R Wills AO
by his agent, Simon Julian Tuxen

Carla M Zampatti AM
by his agent, Simon Julian Tuxen

WESTFIELD AMERICA MANAGEMENT LIMITED

ACN 072 780 619

WESTFIELD AMERICA TRUST

ARSN 092 058 449

MASTER COMPLIANCE PLAN

(EFFECTIVE DATE 3 MAY 2006)

TABLE OF CONTENTS

PART 1 – THE COMPLIANCE PLAN 1

APPLICATION OF THE COMPLIANCE PLAN 1
PURPOSE OF THE COMPLIANCE PLAN 1
COMMENCEMENT 1
CHANGING THE COMPLIANCE PLAN 1
DEFINITIONS 1
INTERPRETATION 4

PART 2 - WESTFIELD'S COMPLIANCE STRUCTURE 6

PART 3 - THE COMPLIANCE COMMITTEE 7

ROLE AND FUNCTION IN THE COMPLIANCE PROCESS 7
APPOINTMENT OF MEMBERS OF THE COMPLIANCE COMMITTEE 7
MINIMUM NUMBER OF MEMBERS 7
SERVICE AGREEMENTS FOR EXTERNAL MEMBERS 7
TERM OF OFFICE 7
ALTERNATE MEMBERS 7
TERMS OF REFERENCE 8
FREQUENCY OF MEETINGS 8
CONVENING MEETINGS 8
TECHNOLOGY 8
QUORUM 8
CHAIRMAN 8
VOTING 9
MINUTES 9
REPORTS TO COMPLIANCE COMMITTEE 9
REPORTS BY COMPLIANCE COMMITTEE TO THE BOARD 9
REPORTING OF BREACHES TO ASIC 10
RECORDS 10
ACCESS TO INFORMATION, STAFF MEMBERS AND AUDITOR 10
EXTERNAL ADVICE 10
OPERATION WITHOUT A COMPLIANCE COMMITTEE 10

PART 4 - COMPLIANCE PROCESS 11

ROLE AND FUNCTION IN THE COMPLIANCE PROCESS 11
SELECTION OF COMPLIANCE OFFICERS 11
EXTERNAL ADVICE 11
TRAINING 11
ASIC COMPLIANCE CHECKS 11

PART 5 – EXECUTIVES AND STAFF MEMBERS 12

ROLE AND FUNCTION IN THE COMPLIANCE PROCESS 12
RESOURCES 12
TRAINING 12

PART 6 - BREACHES 13

IDENTIFICATION, RECTIFICATION AND REPORTING 13

PART 7 – COMPLIANCE PLAN AND CONSTITUTION....15

PART 8 – COMPLIANCE PLAN AUDIT....17

PART 9 – FINANCIAL SERVICES LICENCE....19

PART 11 - PROMOTION OF THE SCHEME....23

OFFER DOCUMENTS....23
ADVERTISING MATERIALS....23
INVESTMENT ADVICE....24

PART 12 – CONTINUOUS DISCLOSURE....25

PERIODIC REPORTING TO MEMBERS....25

PART 13 – SCHEME PROPERTY....27

CUSTODY....27
APPOINTMENT OF AN EXTERNAL CUSTODIAN....27
OBLIGATIONS OF AN EXTERNAL CUSTODIAN....27
OBLIGATIONS OF WESTFIELD AS CUSTODIAN....28

PART 14 – VALUATION OF SCHEME PROPERTY....29

PART 15 – UNIT PRICING....30

PART 16 – REGISTERS....31

EXTERNAL REGISTRY....31
INTERNAL REGISTRY....31

PART 17 – INCOME COLLECTION....33

PART 18 – INCOME CALCULATION, DISTRIBUTION & REINVESTMENT....34

PART 19 – RECORD RETENTION AND DISASTER RECOVERY....35

RECORD RETENTION....35
DISASTER RECOVERY....35

PART 20 – INVESTMENT ISSUES....36

INVESTMENTS....36
BORROWINGS....36
INSURANCES....36

PART 21 – RELATED PARTY ISSUES, FEES AND EXPENSES....37

PART 22 – SERVICE PROVIDERS....39

PART 23 – COMPLIANCE WITH ASX LISTING RULES....40

PART 24 – MEETINGS OF SCHEME MEMBERS....41

PART 25 – TERMINATION OF A SCHEME....42

PART 26 – INSIDER TRADING....43

PART 27 – CONFLICTS OF INTEREST....44

PART 1 – THE COMPLIANCE PLAN

Application of the Compliance Plan

1.1 This Compliance Plan applies to each of the following Schemes as if it was the individual compliance plan for each of those Schemes:

Scheme	*ARSN*
Westfield America Trust	092 058 449

1.2 Subject to the Corporations Act, all the provisions of the Compliance Plan apply to a particular Scheme until Westfield determines otherwise.

1.3 Subject to the Corporations Act, Westfield may determine that the Compliance Plan applies to a further scheme, or ceases to apply to a Scheme. If Westfield makes such a determination, it must amend section 1.1 accordingly and notify the Compliance Committee.

Purpose of the Compliance Plan

1.4 The Compliance Plan sets out the procedures Westfield must follow in operating the Scheme to comply with the requirements of the Corporations Act and the Constitution. It forms part of Westfield's compliance program.

1.5 Westfield may develop other documents and systems (including policies, procedures manuals or checklists) to set out in greater detail matters covered by its compliance program, and may amend such documents and systems from time to time. These other documents and systems, including any policies expressly referred to in the Compliance Plan, operate alongside, but do not form part of, the Compliance Plan.

Commencement

1.6 The Compliance Plan takes effect for a Scheme when:

(a) the Scheme is registered by ASIC; or

(b) Westfield determines to implement the Compliance Plan for a particular Scheme that is not registered by ASIC.

Changing the Compliance Plan

1.7 Subject to the Corporations Act, Westfield may modify or replace the Compliance Plan.

Definitions

1.8 The following words have these meanings in the Compliance Plan, unless the contrary intention appears:

"ARSN" means the Australian Registered Scheme Number for the Scheme.

"ASIC" means the Australian Securities & Investments Commission.

"ASIC Policy" includes ASIC Policy Statements and Practice Notes.

"Assistant Company Secretary" means the person appointed by Westfield to act in that position from time to time.

"ASX" means Australian Stock Exchange Limited.

"Audit and Compliance Committee" means the appointed Audit and Compliance Committee of the Board from time to time.

"Board" means the Board of Directors of Westfield.

"Chairman" means the appointed Chairman of the Compliance Committee from time to time (if any).

"Company Secretary" means the appointed Company Secretary of Westfield from time to time.

"Compliance Committee" means the Scheme's Compliance Committee established under s.601JA of the Corporations Act.

"Compliance Manager" means the appointed Compliance Manager of Westfield from time to time.

"Compliance Officer - Australia" means the most senior Compliance Officer for Westfield's Australian operations from time to time.

"Compliance Officers" means the appointed compliance officers of Westfield from time to time.

"Compliance Plan" means this Compliance Plan as it applies from time to time in relation to each of the Schemes.

"Compliance Plan Auditor" means the auditor of the Compliance Plan as referred to in s.601HG of the Corporations Act.

"Constitution" means the Scheme's constitution as referred to in s.601GA of the Corporations Act.

"Continuous Disclosure Obligations" means any applicable continuous disclosure obligations under the Corporations Act or the Listing Rules in relation to the Scheme.

"Corporate Solicitor" means the person appointed by Westfield to act in that position from time to time.

"Custodian", in relation to custody services in respect of the Scheme:

(a) provided by any external custodian, means the relevant external custodian; and

(b) provided by Westfield, means Westfield.

"Deputy Chief Financial Officer" means the person appointed by Westfield to act in that position from time to time.

"Deputy Chief Financial Officer - Capital Markets" means the person appointed by Westfield to act in that capacity from time to time.

"Directors" means the appointed directors of Westfield from time to time.

"Executive Directors" means the executive directors of Westfield from time to time.

"Executives" means Staff Members holding senior management positions.

"Financial Services Laws" means relevant financial services laws as defined in the Corporations Act.

"General Manager - Corporate Finance" means the person appointed by Westfield to act in that position from time to time.

"General Manager - Investor Relations" means the person (other than the Executive Directors) appointed by Westfield responsible for certain aspects of the operation of the Scheme.

"General Manager - Marketing" means the person appointed by Westfield to act in that position from time to time.

"Group Chief Financial Officer" means the person appointed by Westfield to act in that position from time to time.

"Group Compliance Officer" means the most senior Compliance Officer in the Westfield Group from time to time.

"Group General Counsel" means the person appointed by Westfield to act in that position from time to time.

"Group Treasurer" means the person appointed by Westfield to act in that position from time to time.

"Internal Representative" means a Staff Member who meets certain criteria and is appointed by the General Manager – Investor Relations to act in that position from time to time.

"Listed" means admitted to the official list of ASX whether or not quotation of units is deferred, suspended or subjected to a trading halt or units are quoted as part of Stapled Securities.

"Listing Rules" means the listing rules of ASX as they may apply to the Scheme from time to time or otherwise as amended, varied or waived (whether in respect of the Scheme or generally) from time to time.

"Members" means the members of the Scheme.

"Offer Document" means any product disclosure document or information memorandum in relation to an offer of securities in the Scheme.

"Property Manager" means a person who is appointed to act as the property manager of a material asset of the Scheme.

"Registry" means the appointed registry provider (if any) for the Scheme.

"Responsible Officer" means an Executive Director or an Executive who is appointed by Westfield to perform duties in connection with the holding of Westfield's financial services licence.

"Scheme" means each of the managed investment schemes to which the Compliance Plan applies, as determined under Part 1 of the Compliance Plan.

"Scheme Auditor" means the auditor of the Scheme as referred to in section 331AB of the Corporations Act.

"Service Providers" means:

(a) external Custodians;

(b) registrars;

(c) Property Managers; and

(d) other persons,

providing major services as agent for Westfield in relation to the Scheme from time to time.

"Staff Members" means persons employed by Westfield or any of its related bodies corporate, whose services are directly provided to Westfield in relation to its operations with respect to the Scheme. For the avoidance of doubt, **"Staff Members"** does not include persons employed, engaged or otherwise made available by independent contractors (including any external Custodian) which may be engaged by Westfield.

"Stapled" means the linking together of units in a Scheme, and units in another managed investment scheme or shares in a company or both so that one may not be transferred or otherwise dealt with without the other or others and which are quoted on the ASX jointly as a stapled security or other such term as the ASX permits.

"Stapled Security" means a unit in a Scheme, and a unit in another managed investment scheme or a share in a company or both which are Stapled.

"Westfield" means Westfield America Management Limited ACN 072 780 619 in its capacity as the responsible entity of the Scheme, or any subsequent responsible entity of the Scheme.

"Westfield Group" means Westfield Holdings Limited ACN 001 671 496 and each of its controlled entities from time to time.

"Westfield's Compliance Manual" means the Westfield Group's compliance manual from time to time.

"Westfield's Valuation Policy" means the Westfield Group's policy from time to time in relation to the valuation of Scheme assets.

Interpretation

1.9 In the Compliance Plan, unless the contrary intention appears:

(a) a reference to the Corporations Act is a reference to the Corporations Act 2001 as modified by any ASIC Class Order or specific instrument of relief which is being relied upon by any Class Order or specific instrument of relief which is being relied upon from time to time, provided the conditions of that relief are met;

(b) a reference to a statute, ordinance, code or other law includes regulations and other instruments under it and consolidations, amendments, re-enactments or replacements of any of them;

(c) the singular includes the plural and vice versa;

(d) the word "person" includes a firm, body corporate, unincorporated association or authority; and

(e) a reference to a position by a particular title includes a reference to that position as it may be retitled or replaced from time to time.

1.10 In the Compliance Plan, where anything is required to be done a certain number of times in each year, that thing:

(a) must be done the number of times stated in the Compliance Plan with respect to each full financial year of the Scheme after the Compliance Plan commences to apply to the Scheme; and

(b) with respect to any partial financial year immediately after the Compliance Plan commences to apply to the Scheme, subject to any applicable ASIC relief:

(i) where the fraction of a financial year remaining is more than one quarter, must be done the number of times which, expressed as a fraction of the number of times stated in the Compliance Plan, is equal to the fraction of a financial year remaining (rounded down to the nearest whole number); and

(ii) need not be done where the fraction of a financial year remaining is less than one quarter.

PART 2 - WESTFIELD'S COMPLIANCE STRUCTURE

2.1 Westfield's compliance structure has the following components:

(a) the Board;

(b) the Audit and Compliance Committee of the Board;

(c) the Compliance Committee (see Part 3);

(d) the Compliance Officers (see Part 4); and

(e) Executives and Staff Members (see Part 5).

2.2 If, under the Compliance Plan, a person (other than a member of the Board or a member of the Compliance Committee) is required to perform any act or ensure that any act is done, that person may delegate the actual performance of that function to any suitably qualified Executive, Staff Member or Service Provider, but must continue to monitor the performance of that function by the delegate to ensure that the act is performed in accordance with any applicable requirements of the Compliance Plan.

2.3 If, under the Compliance Plan, a member of the Board or a member of the Compliance Committee is required to perform any act or ensure that any act is done, that member may delegate the actual performance of that function to a person who has been formally appointed as such member's alternate in accordance with any applicable requirements of the Compliance Plan or Westfield's Constitution, but must continue to monitor the performance of that function by the delegate to ensure that the act is performed in accordance with any applicable requirements of the Compliance Plan.

PART 3 - THE COMPLIANCE COMMITTEE

Role and Function in the Compliance Process

3.1 The Compliance Committee is responsible for monitoring Westfield's compliance with the Compliance Plan and report on its findings to the Board.

Appointment of Members of the Compliance Committee

3.2 Members of the Compliance Committee will be selected following a review by the Board of the proposed member's skill, experience and capacity to meet Westfield's requirements and carry out the functions in accordance with any applicable requirements of the Compliance Plan, the Corporations Act and ASIC Policies including, in the case of external members of the Compliance Committee, that they are qualified to act as external members for the purposes of the Corporations Act. The appointment of a member of the Compliance Committee must be approved by the Board.

3.3 Members of the Compliance Committee who are external members must immediately notify the Compliance Committee and the Board if they cease to be qualified to act as external members for the purposes of the Corporations Act.

3.4 The Group Compliance Officer is responsible for obtaining confirmation at least once a year from each of the external members of the Compliance Committee on whether they continue to be qualified to act as external members for the purposes of the Corporations Act.

Minimum Number of Members

3.5 Westfield must ensure that the Compliance Committee has at least three members at all times. The majority of them must be external members.

Service Agreements for External Members

3.6 Each external member of the Compliance Committee must enter into a service agreement with Westfield dealing with relevant matters such as their appointment and removal, indemnification, insurance and remuneration. The terms of the service agreement must be consistent with the Compliance Plan.

Term of Office

3.7 Westfield may remove a member from the Compliance Committee by notice to that member. At least 14 days' notice must be given unless Westfield considers the removal of a member of the Compliance Committee on shorter notice to be in the best interests of Members or (subject to the terms of the member's appointment) the member is in breach of the terms of their appointment.

3.8 A member of the Compliance Committee may retire on two months' notice to Westfield, or any shorter notice period as Westfield agrees.

Alternate Members

3.9 A member of the Compliance Committee may nominate an alternate. If the member is an external member, the alternate must qualify as an external member. Any alternate must be acceptable to Westfield.

Terms of Reference

3.10 Westfield may develop other documents and systems (such as a Compliance Committee charter) to set out in greater detail the procedures the Compliance Committee must follow, and may amend such documents and systems from time to time. These other documents and systems operate alongside, but do not form part of, the Compliance Plan.

Frequency of Meetings

3.11 The Compliance Committee must meet at least four times per annum, unless the members of the Compliance Committee agree it is not necessary or desirable for a particular meeting to be held.

Convening Meetings

3.12 On the giving of reasonable notice, any member of the Compliance Committee may, and the Company Secretary must on request from Westfield or any member of the Compliance Committee, convene a meeting of the Compliance Committee.

Technology

3.13 A meeting of the Compliance Committee may be held using telephone conference or video conference facilities or any combination thereof, or any other technology agreed to by all the members of the Compliance Committee. A resolution in writing signed by all members of the Compliance Committee is as valid and effective as if it had been passed at a meeting of members of the Compliance Committee. A written resolution may consist of several documents in like form, each signed by one or more members.

Quorum

3.14 The quorum for a meeting of the Compliance Committee is two members, at least one of whom must be an external member. If a quorum is not present within 15 minutes after the appointed time, the meeting is adjourned to a place and time that the members present decide. They must tell the other members of the time and place. At any adjourned meeting, those members present constitute a quorum, provided that the number of external members present is at least equal to the number of other members present.

Chairman

3.15 Westfield may appoint a Chairman for a meeting or for a term, and may terminate that appointment at any time. If no Chairman is so appointed or present at a meeting, the members of the Compliance Committee present may elect a Chairman for the meeting. Any Chairman must be a member of the Compliance Committee.

3.16 The Chairman may determine how a meeting will be conducted. The decision of the Chairman on any matter relating to the conduct of a meeting is final.

Adjournment

3.17 The Compliance Committee may adjourn a meeting for any reason to a place and time it considers appropriate.

Voting

3.18 Voting at a Compliance Committee meeting is by simple majority. The Chairman does not have a casting vote. If there is an equality of votes on a proposed resolution, that resolution will be taken to have been resolved in the negative. No objection may be made to any vote cast unless the objection is made at the meeting.

Minutes

3.19 The Chairman of the Compliance Committee must ensure that the Company Secretary or that person's nominee is invited to attend all meetings of the Compliance Committee to maintain minutes of the proceedings of all such meetings.

Reports to Compliance Committee

3.20 The Compliance Committee may determine the form of any report that a person is to provide to it under the Compliance Plan.

Reports by Compliance Committee to the Board

3.21 The Compliance Committee is responsible for reporting to the Board:

(a) at the Board's next scheduled meeting after each Compliance Committee meeting, in relation to compliance matters considered at those meetings;

(b) any breach in relation to the Scheme of:

(i) the Corporations Act;

(ii) ASIC Policy;

(iii) the Listing Rules;

(iv) Westfield's financial services licence;

(v) the Constitution; or

(vi) the Compliance Plan,

of which it becomes aware, or which it suspects, and which it considers to be sufficiently material to be so reported;

(c) at least once a year whether, in its view, the Compliance Plan is adequate, and making recommendations to the Board about any changes it considers should be made to the Compliance Plan (see Part 7 – Compliance Plan and Constitution); and

(d) otherwise as required by Westfield or as determined to be necessary by the Compliance Committee to perform its functions properly.

3.22 The Compliance Committee must inform the Board if it forms the view that a member of the Compliance Committee or a proposed member of the Compliance Committee does not have sufficient skills, experience or resources to undertake a given responsibility.

Reporting of Breaches to ASIC

3.23 The Compliance Committee is responsible for reporting to ASIC if the Compliance Committee forms the view that Westfield has not taken or does not propose to take appropriate action to deal with a matter reported to the Board under section 3.21(b).

Records

3.24 The Chairman of the Compliance Committee is responsible for ensuring that the Company Secretary is provided with copies of all reports and recommendations of the Compliance Committee to enable records of such reports and recommendations to be kept by the Company Secretary.

Access to Information, Staff Members and Auditor

3.25 Westfield will ensure that each member of the Compliance Committee has access to:

(a) information that is relevant to Westfield's compliance with the Compliance Plan;

(b) the Scheme's accounting records;

(c) Staff Members;

(d) the Scheme Auditor;

(e) the Compliance Plan Auditor; and

(f) Westfield's Auditor:

for the purpose of carrying out the functions of the Compliance Committee.

External Advice

3.26 The Compliance Committee or any of its members may commission independent professional advice or assistance or engage other persons to assist them in performing their functions, where this is necessary for the Compliance Committee or such member to carry out their respective functions. The Compliance Committee or member of the Compliance Committee, as the case may be, must notify the Company Secretary before doing so.

Operation without a Compliance Committee

3.27 If there is no Compliance Committee for a Scheme, this Part 3 does not operate and a reference in the Compliance Plan to:

(a) the Compliance Committee is taken to be a reference to the Board; and

(b) the members of the Compliance Committee is taken to be a reference to the Directors of Westfield.

PART 4 - COMPLIANCE PROCESS

Role and Function in the Compliance Process

4.1 The Compliance Manager is responsible for monitoring compliance with the provisions of the Corporations Act, the Constitution and the Compliance Plan.

4.2 Westfield's Compliance Manual requires Executives and Staff to bring all compliance issues to the attention of the Compliance Officers.

4.3 The Compliance Officers and the Compliance Manager are headed by the Group Compliance Officer, who has direct access to the Chairman of the Compliance Committee, the Chairman of the Audit and Compliance Committee and the Board.

4.4 The Group Compliance Officer is responsible for reporting compliance findings to the Compliance Committee in accordance with any applicable requirements of the Compliance Plan.

Selection of Compliance Officers

4.5 The Audit and Compliance Committee is responsible for selecting and appointing the Compliance Officers. In selecting Compliance Officers, the Audit and Compliance Committee will review and consider, among other matters, the experience and qualifications of the individual appropriate to their proposed compliance responsibility.

4.6 The Group Compliance Officer must inform the Audit and Compliance Committee if he doubts that any Compliance Officer has sufficient skills, experience or resources to carry out any duty.

External Advice

4.7 The Compliance Officers and the Compliance Manager may commission independent professional advice or assistance where this is reasonably necessary for them to carry out their functions. This does not reduce their duties.

Training

4.8 Westfield's Compliance Manual requires the Compliance Officers to attend, in accordance with any applicable requirements of ASIC Policy:

(a) conferences and forums held by industry associations to keep abreast of compliance and regulatory issues affecting the Schemes; and

(b) industry and professional training courses on compliance practices and current regulatory issues.

ASIC Compliance Checks

4.9 The Group Compliance Officer is responsible for ensuring that all Executives and Staff Members are informed of their obligations to assist ASIC with its compliance checks.

PART 5 – EXECUTIVES AND STAFF MEMBERS

Role and Function in the Compliance Process

5.1 When recruited, Executives and Staff Members are required to provide a written acknowledgment to the effect that they must:

(a) comply with all laws and regulations applicable to their conduct; and

(b) carry out their duties within the Westfield Group's policies and rules.

5.2 Westfield's Compliance Manual, copies of which are made available to each Executive and Staff Member via Westfield's Intraportal (subject to technical limitations), provides a statement of the Westfield Group's values and staff code of conduct, which include the requirement that all Executives and Staff Members must:

(a) comply with all laws and regulations applicable to their conduct; and

(b) carry out their duties within the Westfield Group's policies and rules.

Westfield's Compliance Manual contains details of the laws and regulations in relation to its operations which are considered by Westfield to be relevant for inclusion therein, including laws and regulations under the Corporations Act and the Listing Rules with respect to the Continuous Disclosure Obligations (see also Part 12) and the laws on insider trading (see also Part 26).

5.3 Executives are responsible for ensuring that Staff Members within their areas of responsibility are made aware of the existence and contents of Westfield's Compliance Manual, and for notifying the Compliance Officers of any instances of non-compliance with any applicable provisions of Westfield's Compliance Manual.

5.4 The Group Compliance Officer is responsible for obtaining a written statement at least twice a year from each Executive on whether, within their respective areas of responsibility, the Westfield Group's business in relation to the Scheme has complied with all legislative, regulatory and other legal requirements.

Resources

5.5 Westfield and Westfield Limited are wholly-owned subsidiaries of Westfield Holdings Limited. Westfield has entered into an arrangement with Westfield Limited under which Westfield Limited has agreed to provide all resources that are available to the Westfield Group, including personnel and administrative services, which in Westfield's opinion are necessary to enable Westfield properly to perform its duties in relation to the Scheme.

Training

5.6 Westfield's Compliance Manual encourages Staff Members regularly to attend relevant industry and professional training courses, in addition to in-house seminars.

PART 6 - BREACHES

Identification, Rectification and Reporting

6.1 The Compliance Manager is responsible for maintaining compliance timetables which provides a basic framework for monitoring and reporting on compliance with obligations under the Corporations Act, the Constitution, the Compliance Plan and Westfield's financial services licence in relation to the Scheme.

6.2 Compliance processes used to seek to prevent or identify breaches of obligations under the Corporations Act or the Financial Services Laws, the Constitution, the Compliance Plan and Westfield's financial services licence in relation to the Scheme include the following:

(a) relevant Executives and Staff Members following procedures and policies outlined in Westfield's Compliance Manual and in other relevant documentation;

(b) sign-offs by relevant Executives and Staff Members on compliance outcomes as recorded in the compliance timetables, providing a framework for monitoring key compliance obligations;

(c) confirmation of compliance activities by direct reporting to the Group Compliance Officer from the relevant Executive;

(d) monitoring complaints; and

(e) monitoring compliance with the provisions set out in written service agreements.

6.3 The compliance processes used are designed to identify compliance success or failure (and where failure, identify the steps required for rectification).

6.4 Executives and Staff Members are responsible for ensuring that details of any breaches of the relevant parts of the Corporations Act or the Financial Services Laws, the Constitution, the Compliance Plan or Westfield's financial services licence of which they become aware are immediately notified to the relevant Compliance Officer, so that materiality may be assessed and any necessary rectification process can be implemented.

6.5 The Compliance Officers are responsible for ensuring that details of any breaches of the relevant parts of the Corporations Act or the Financial Services Laws, the Constitution, the Compliance Plan or Westfield's financial services licence of which they become aware and which they consider to be material are immediately notified to the Group Compliance Officer.

6.6 The Group Compliance Officer is responsible for ensuring that details of any breaches of the relevant parts of the Corporations Act or the Financial Services Laws, the Constitution, the Compliance Plan or Westfield's financial services licence of which that person becomes aware and considers to be material are immediately notified to the Chairman of the Compliance Committee.

6.7 The Group Compliance Officer is responsible for reporting to the Compliance Committee at least four times a year on any breaches of the relevant parts of the Corporations Act or the Financial Services Laws, the Constitution, the Compliance Plan or Westfield's financial services licence which have been notified by the Compliance Officers to the Group Compliance Officer.

6.8 Relevant Executives and Staff Members are required to confirm at least twice a year to the Group Compliance Officer that the compliance activities referred to in the Compliance Plan have been undertaken. The Group Compliance Officer is responsible for reporting to the Compliance Committee at least twice a year on the results of those reviews.

6.9 If any breach of the relevant parts of the Corporations Act or the Financial Services Laws, the Constitution, the Compliance Plan or Westfield's financial services licence of which the Group Compliance Officer becomes aware is such that it is required to be reported to ASIC, the Group Compliance Officer is responsible for so advising the Compliance Committee and the Board. The Company Secretary is responsible for reporting the breach to ASIC within the time-frame required by the Corporations Act.

PART 7 – COMPLIANCE PLAN AND CONSTITUTION

7.1 The Constitution and the Compliance Plan may require amendment from time to time due to:

(a) changes in the Scheme's business activities;

(b) legal and regulatory changes;

(c) pursuant to an ASIC direction; or

(d) amendments to the Constitution.

7.2 Group General Counsel is responsible for submitting a report to the Compliance Committee at least four times a year on whether:

(a) the Constitution and the Compliance Plan continue to comply with the Corporations Act and remain appropriate for the operation of the Scheme; and

(b) any amendments should be made to the Constitution or the Compliance Plan, having regard to the matters referred to in section 7.1.

Included with each such report will be details of any proposed amendments to the Constitution or the Compliance Plan. In the case of proposed amendments to the Constitution, that report will also include legal advice on whether:

(c) approval for those amendments is required from Members; and

(d) details of the proposed amendments are required to be distributed to Members.

7.3 The Compliance Committee is responsible for:

(a) reviewing each report referred to in section 7.2;

(b) reporting to the Board whether these reports address the matters that are required to be addressed under section 7.2; and

(c) making a recommendation to the Board on whether the proposed amendments to the Constitution or the Compliance Plan should be made.

In making the recommendation referred to in section 7.3(c), the Compliance Committee is not responsible for considering the underlying commercial merits of the proposed amendments to the Constitution nor whether the amendments are in the best interests of Members, as these are matters for consideration by the Board.

7.4 The Board is responsible for reviewing each report from the Compliance Committee referred to in section 7.3. Amendments to the Constitution and Compliance Plan may only be made by or with the authority of the Board, having regard to any recommendation made by the Compliance Committee.

The Compliance Officer Australia is responsible for confirming that the compliance procedures outlined in section 7.2, section 7.3 and section 7.4 have been followed, and for reporting thereon to the Compliance Committee at its next regular meeting following any such amendment.

7.5 The Assistant Company Secretary is responsible for lodging notifications of changes to the Compliance Plan or the Constitution with ASIC within the time-frame required by the Corporations Act.

The Group Compliance Officer is responsible for reporting to the Compliance Committee at least once a year on whether the compliance procedures outlined in this section 7.5 have been followed.

PART 8 – COMPLIANCE PLAN AUDIT

8.1 The Compliance Plan Auditor will be appointed and removed by the Board.

8.2 Under the terms of their engagement, the Compliance Plan Auditor must confirm in writing that he is appropriately qualified and eligible to act under the Corporations Act and be required to notify Westfield if at any time he ceases to be so qualified or eligible. The Compliance Plan Auditor is responsible for re-confirming to the Company Secretary in writing at least once a year that he is appropriately qualified and eligible to act under the Corporations Act.

The Group Compliance Officer is responsible for reporting to the Compliance Committee at least once a year on whether the compliance procedures outlined in this section 8.2 have been followed.

8.3 The Group Compliance Officer is responsible for submitting a report to the Compliance Committee at least once a year on whether:

(a) the Compliance Plan Auditor has conducted the duties and provided the reports which the Corporations Act requires, within applicable timeframes;

(b) the terms of appointment of the Compliance Plan Auditor are appropriate and continue to comply with the Corporations Act; and

(c) any amendments should be made to the terms of appointment of the Compliance Plan Auditor, having regard to any matters identified under (b).

8.4 The Compliance Committee is responsible for reviewing each report referred to in section 8.3 and reporting to the Board on:

(a) any material findings in relation to the Compliance Plan Auditor's performance;

(b) any proposed amendments to the terms of appointment of the Compliance Plan Auditor; and

(c) any recommendation that the appointment of the Compliance Plan Auditor should be terminated.

8.5 The Board is responsible for reviewing each report from the Compliance Committee referred to in section 8.4.

Amendments to the terms of appointment of the Compliance Plan Auditor, and the removal of the Compliance Plan Auditor, may only be made by or with the authority of the Board, having regard to any recommendation made by the Compliance Committee.

8.6 The Company Secretary is responsible for ensuring that the Compliance Plan Auditor is provided with:

(a) access at all reasonable times to the books of the Scheme;

(b) access to Staff Members at all reasonable times to give the Compliance Plan Auditor information and explanations for the purposes of the audit; and

(c) otherwise provide such assistance to the Compliance Plan Auditor as is reasonably requested for the purposes of the audit.

The Company Secretary is responsible for notifying the Executives of the above obligations prior to the commencement of each Compliance Plan audit.

The Compliance Plan Auditor is responsible for reporting to the Compliance Committee when submitting their audit on whether the compliance procedures outlined in this section 8.6 have been followed in relation to that audit.

8.7 The Assistant Company Secretary is responsible for lodging the Audit reports from the Compliance Plan Auditor with ASIC at the same time as the Scheme's annual financial reports are lodged with ASIC.

The Group Compliance Officer is responsible for reporting to the Compliance Committee at least once a year on whether the compliance procedures outlined in this section 8.7 have been followed.

PART 9 – FINANCIAL SERVICES LICENCE

9.1 Westfield's Compliance Manual:

(a) contains details of the laws, regulations and ASIC Policy in relation to Responsible Officers and Staff Members which are considered by Westfield to be relevant for inclusion therein;

(b) requires Responsible Officers and Staff Members, in accordance with any applicable requirements of ASIC Policy:

(i) to keep up to date in the duties they perform by attending applicable courses, seminars, workshops and conferences held by industry associations; and

(ii) have adequate knowledge of the industry, including compliance practices and current regulatory issues; and

(c) requires Westfield to disclose its financial services licence number only on documents when required by the Corporations Act; and

(d) is available to Responsible Officers, Executives and Staff Members via the Westfield Intraportal (subject to technical limitations).

9.2 The Compliance Manager is responsible for:

(a) advising an Internal Representative of the provisions contained in Westfield's Compliance Manual relating to Internal Representatives prior to them becoming an Internal Representative;

(b) updating Westfield's Compliance Manual to reflect any changes in relevant legislation, ASIC Policy or the conditions attached to Westfield's financial services licence, that Westfield considers appropriate having regard to the nature of the relevant Scheme, within 14 days of any such change occurring; and

(c) obtaining confirmation from each Internal Representative at least twice a year that:

(i) they have complied with all applicable requirements of the law,

(ii) they have undertaken adequate continuing training (where required),

(iii) their residential address and personal contact information has not changed,

(iv) they have not provided any personal financial product advice to retail clients, and

(v) at least once a year, they confirm that there has been no change to the information originally provided in their statement of personal information or, if there has been a change, details of the change have been provided.

9.3 Westfield's Compliance Manual requires Executives and Staff Members immediately to notify the Group Compliance Officer if they become aware of:

(a) any material adverse change affecting the financial position of Westfield;

(b) any breach of Westfield's general obligations or compensation arrangements under the Corporations Act; and

(c) any change in control of Westfield.

The Group Compliance Officer is responsible for notifying the Board, the Compliance Committee and ASIC of any such event. Notification is to be made within the period prescribed under law or regulations.

9.4 As described in section 5.3, Executives are responsible for ensuring that Staff Members within their areas of responsibility are made aware of the existence and contents of Westfield's Compliance Manual, including the requirements described in section 9.3, and for notifying the Compliance Officers of any instances of non-compliance with any applicable provisions of Westfield's Compliance Manual.

9.5 The Group Compliance Officer is responsible for obtaining confirmation from relevant Executives and Staff Members at least four times a year that:

(a) the compliance procedures outlined in section 9.2(a) and (b) and section 9.3 have been followed;

(b) Westfield continues to hold any necessary licences under the Corporations Act; and

(c) Westfield continues to satisfy the conditions under its financial services licence, including the requirements that it:

(i) satisfy applicable:

(1) base level financial requirements;

(2) net tangible asset requirements;

(3) financial requirements for holding client money or property; and

(4) financial requirements for transacting with clients.

(ii) has in place reporting triggers where certain trigger points occur.

(iii) is a member of an external disputes resolution scheme.

9.6 The Group Compliance Officer is responsible for reporting to the Compliance Committee at least four times a year on whether:

(a) the compliance procedures outlined in section 9.2(a) and (b) and section 9.3 have been followed;

(b) Westfield continues to hold any necessary licences under the Corporations Act; and

(c) Westfield continues to satisfy the conditions under its financial services licence, including the requirements that it:

(i) satisfy applicable:

(1) base level financial requirements

(2) net tangible asset requirements;

(3) financial requirements for holding client money or property; and

(4) financial requirements for transacting with clients.

(ii) has in place reporting triggers where certain trigger points occur.

(iii) is a member of an external disputes resolution scheme.

9.7 The Group Compliance Officer is responsible for reporting to the Compliance Committee at least twice a year on whether the compliance procedures outlined in section 9.2(c) have been followed.

9.8 The Compliance Committee is responsible for reviewing each report referred to in sections 9.6 and 9.7 and reporting any material findings to the Board.

PART 10 - COMPLAINTS

10.1 Westfield's Compliance Manual sets out the procedures for resolving complaints from Members in accordance with any applicable requirements of the Corporations Act and the Constitution. Those procedures include:

(a) the form and timeframe for acknowledging complaints;

(b) the complaint resolution procedures to be followed by Staff Members; and

(c) the maintenance of a complaint register recording complaints.

A Westfield Investor Relations Officer or any relevant Service Provider is the primary contact point for the communication of complaints to Westfield.

The General Manager - Investor Relations is responsible for ensuring that complaints are handled in accordance with any applicable requirements of Westfield's Compliance Manual.

10.2 As described in section 5.3, Executives are responsible for ensuring that Staff Members within their areas of responsibility are made aware of the existence and contents of Westfield's Compliance Manual, including the requirements described in section 10.1, and for notifying the Compliance Officers of any instances of non-compliance with any applicable provisions of Westfield's Compliance Manual.

10.3 The Group Compliance Officer is responsible for obtaining a report from the General Manager - Investors Relations at least four times a year:

(a) on the level of complaints received from Members;

(b) on whether complaints have been handled in accordance with any applicable requirements of Westfield's Compliance Manual; and

(c) confirming that Westfield continues to be a member of an ASIC approved complaints resolution scheme.

10.4 The Group Compliance Officer is responsible for providing a report to the Compliance Committee at least four times a year:

(a) on the level of complaints received from Members;

(b) on whether complaints have been handled in accordance with any applicable requirements of Westfield's Compliance Manual; and

(c) confirming that Westfield continues to be a member of an ASIC approved complaints resolution scheme.

10.5 The Compliance Committee is responsible for reviewing each report referred to in section 10.4 and reporting any material findings to the Board.

PART 11 - PROMOTION OF THE SCHEME

Offer Documents

11.1 The Deputy Chief Financial Officer - Capital Markets is responsible for ensuring that, prior to any Offer Document being issued, due diligence investigations are conducted in relation to the preparation of that Offer Document. The membership of any due diligence committee and the form and content of its investigations will vary from case to case, having regard to the nature of the Offer Document. In each case, however, the due diligence investigations will include:

(a) a review of the Offer Document by relevant Executives, Staff Members and external advisers to ensure conformity with the requirements of the Corporations Act;

(b) the obtaining of verification of any material statements made in the Offer Document; and

(c) the obtaining of consents as necessary.

11.2 The Deputy Chief Financial Officer - Capital Markets is responsible for ensuring that, prior to any securities being issued pursuant to an Offer Document:

(a) the due diligence investigations conducted with respect to the Offer Document confirm that the Offer Document complies with the form and content requirements of the Corporations Act; and

(b) a written record is prepared of the due diligence investigations conducted with respect to the Offer Document.

11.3 The Assistant Company Secretary is responsible for lodging the Offer Document with ASIC in accordance with any applicable requirements of the Corporations Act.

11.4 The Group Compliance Officer is responsible for reporting to the Compliance Committee at the next meeting of the Compliance Committee after any securities have been first issued pursuant to an Offer Document on whether the compliance procedures in sections 11.1, 11.2 and 11.3 have been followed.

11.5 The Assistant Company Secretary is responsible for ensuring that records of the due diligence investigations conducted in relation to each Offer Document are retained for the statutory period.

The Group Compliance Officer is responsible for reporting to the Compliance Committee at least once a year on whether the compliance procedures in this section 11.5 have been followed.

Advertising Materials

11.6 The General Manager - Marketing is responsible for ensuring, prior to any advertising materials being issued in relation to the Scheme, that the content of the advertising materials is reviewed by an Internal Representative, sign-offs are obtained from relevant Executives, and legal advice obtained if considered necessary.

The Group Compliance Officer is responsible for reporting to the Compliance Committee at least twice a year on whether the compliance procedures in this section 11.6 have been followed.

Investment Advice

11.7 Westfield's financial services licence only permits its Internal Representatives to provide general financial product advice for interests in managed investment schemes.

11.8 Westfield's Compliance Manual includes an instruction to all Staff that they are not to provide personal financial product advice. If they receive an enquiry from a potential or existing investor seeking advice on either their investment or investing in the Scheme, they must inform the investor that Westfield is not licensed to give personal financial product advice and that they should seek advice from their own professional adviser. See also Part 9 - Financial Services Licence.

PART 12 – CONTINUOUS DISCLOSURE

12.1 Westfield's Compliance Manual establishes the procedures for preparing, authorising and issuing announcements in relation to any matter which is to be disclosed under the Continuous Disclosure Obligations.

12.2 As described in section 5.3, Executives are responsible for ensuring that Staff Members within their areas of responsibility are made aware of the existence and contents of Westfield's Compliance Manual, including the requirements described in section 12.1, and for notifying the Compliance Officers of any instances of non-compliance with any applicable provisions of Westfield's Compliance Manual.

12.3 As described in section 5.4, the Group Compliance Officer is responsible for obtaining a written statement at least twice a year from each Executive on whether, within their respective areas of responsibility, Westfield's business in relation to the Scheme has complied with all legislative, regulatory and other legal requirements, including the requirements described in section 12.1.

12.4 The Compliance Manager is responsible for notifying the Executives at least twice a year of the Continuous Disclosure Obligations and the requirement that they must notify the Company Secretary of any matter of which they become aware which may require disclosure under Continuous Disclosure Obligations.

12.5 The Group Compliance Officer is responsible for obtaining a report from the Compliance Manager at least twice a year on whether the compliance procedures in sections 12.2, 12.3 and 12.4 have been followed, and for submitting that report to the Compliance Committee.

Periodic Reporting to Members

12.6 The Assistant Company Secretary is responsible for recording in compliance timetables the deadlines for:

(a) lodgement and dispatch of annual and half-yearly reports and financial reports; and

(b) other communications with Members required by the Corporations Act, the Constitution and, where applicable, the Listing Rules,

and for providing details of those deadlines to relevant Executives.

12.7 The relevant Executives and Staff Members are responsible for ensuring that the deadlines described in section 12.6 are met. The Group Compliance Officer is responsible for reporting to the Compliance Committee at least four times a year on whether the deadlines described in section 12.6 have been met.

12.8 The Deputy Chief Financial Officer is responsible for ensuring that the financial records of the Scheme are maintained in accordance with the requirements of the Corporations Act, applicable Australian Accounting Standards and other mandatory and professional reporting standards.

12.9 Annual and half year financial reports for the Scheme will be prepared under the direction of the Deputy Chief Financial Officer, reviewed by the Group Chief Financial Officer, the Scheme's external auditor and the Audit and Compliance Committee, and approved by or with the authority of the Board.

12.10 The Group Compliance Officer is responsible for obtaining a report from the Deputy Chief Financial Officer at least twice a year on whether the compliance procedures in sections 12.8 and 12.9 have been followed, and for submitting that report to the Compliance Committee.

PART 13 – SCHEME PROPERTY

Custody

13.1 The Compliance Manager is responsible for ensuring that:

(a) all Scheme property is held by a Custodian which satisfies all applicable Corporations Act and ASIC requirements; and

(b) recorded holdings of Scheme property are reconciled to appropriate custodial information at a frequency considered suitable by Westfield having regard to the nature of the property, but at least twice a year.

The Group Compliance Officer is responsible for reporting to the Compliance Committee at least twice a year on whether the requirements of this section 13.1 have been followed.

Appointment of an External Custodian

13.2 The Corporate Solicitor is responsible for ensuring that any external Custodian is selected in accordance with the selection processes outlined in Part 22 of the Compliance Plan.

The Group Compliance Officer is responsible for reporting to the Compliance Committee at the next meeting following the appointment of an external Custodian on whether the requirements of this section 13.2 have been followed.

Obligations of an External Custodian

13.3 If Westfield engages an external Custodian to provide custody services in respect of the Scheme, the Corporate Solicitor is responsible for ensuring that the obligations of that external Custodian are set out in a written custody agreement which addresses each of the requirements for the appointment of an external Custodian under the Corporations Act and ASIC Policies. Among other matters, this agreement will require the external Custodian to ensure that:

(a) the external Custodian complies with applicable net tangible asset requirements;

(b) Scheme property is clearly identified as Scheme property;

(c) the external Custodian maintains at all times a proper segregation of Scheme assets from other assets of the Custodian;

(d) staff of the external Custodian have adequate qualifications, skills and resources;

(e) the external Custodian provides periodic reports on performance benchmarks;

(f) at least four times a year, the external Custodian provides a report to the Group Compliance Officer on its continuing compliance with the custody agreement;

(g) the external Custodian immediately reports all actual or suspected breaches of its obligations to the Group Compliance Officer; and

(h) at least once a year, the external Custodian confirms that it has internal controls and procedures in place to:

(i) ensure Compliance in its operations with the Corporations Act and ASIC Policy for holding Scheme property; and

(ii) identify and rectify breaches.

13.4 The Group Compliance Officer is responsible for obtaining a report from the Compliance Manager at least twice a year on whether any external Custodian has complied with its obligations under the custody agreement, and for submitting that report to the Compliance Committee.

Obligations of Westfield as Custodian

13.5 Where Westfield provides custodial services, among other matters, Westfield must ensure that:

(a) it complies with applicable net tangible asset requirements;

(b) Scheme property is clearly identified as Scheme property;

(c) it maintains at all times a proper segregation of Scheme assets from other scheme assets and assets of Westfield;

(d) custodial staff have adequate qualifications, skills and resources;

(e) custody operations are segregated from other operational areas;

(f) custodial staff report directly to the Group Compliance Officer;

(g) custodial staff immediately report all actual or suspected breaches of their obligations to the Group Compliance Officer; and

(h) at least once a year, the Compliance Manager confirms that Westfield has internal controls and procedures in place to:

(i) ensure Compliance in its operations with the Corporations Act and ASIC Policy for holding Scheme property; and

(ii) identify and rectify breaches.

13.6 (a) If Westfield provides custodial services in respect of cash assets or securities, including any assets held by Austraclear, the Deputy Chief Financial Officer is responsible for ensuring that Westfield complies with the requirements of the Corporations Act and ASIC Policies with respect to its role as Custodian.

(b) If Westfield provides custodial services in respect of Real Property assets, the Compliance Manager is responsible for ensuring that Westfield complies with the requirements of the Corporations Act and ASIC Policies with respect to its role as Custodian.

13.7 The Group Compliance Officer is responsible for obtaining a report from the Deputy Chief Financial Officer and the Compliance Manager at least twice a year on whether Westfield has complied with its obligations under the Corporations Act and ASIC Policies with respect to its role as Custodian, and for submitting that report to the Compliance Committee.

PART 14 – VALUATION OF SCHEME PROPERTY

14.1 Westfield's Valuation Policy details the policies and procedures to be followed in conducting valuations, including the selection and appointment of independent valuers, so as to ensure that valuations of Scheme property are carried out in accordance with any applicable requirements of the Constitution and the Corporations Act.

14.2 The Deputy Chief Financial Officer is responsible for ensuring that Scheme property is valued in accordance with any applicable requirements of Westfield's Valuation Policy, and otherwise at intervals which Westfield considers appropriate having regard to the nature of the relevant Scheme asset and industry practice.

14.3 The Group Compliance Officer is responsible for obtaining a report from the Deputy Chief Financial Officer at least twice a year on whether the requirements of section 14.2 have been followed, and for submitting that report to the Compliance Committee.

PART 15 – UNIT PRICING

15.1 New units may only be issued in accordance with any applicable requirements of the Constitution, the Corporations Act, any applicable ASIC issue price relief and, where applicable, the Listing Rules.

Where a unit comprises part of a Stapled Security, they may only be issued if an equivalent number of the units or shares to which the units are Stapled have also been applied for and are to be issued. The same will apply for any redemption of units Stapled to other units or shares.

Where Stapled Securities are to be issued, the issue price is to be apportioned between the unit and the securities to which it is Stapled in accordance with the Constitution and applicable ASIC relief.

15.2 The Deputy Chief Financial Officer is responsible for ensuring that, prior to any new units being issued:

(a) the price at which new units are to be issued is calculated under the direction of the General Manager - Corporate Finance, reviewed by the Deputy Chief Financial Officer and approved by or with the authority of the Board; and

(b) legal advice is obtained that the conditions of any applicable ASIC issue price relief have been met; and

(c) if the units are to be issued to a related party of Westfield, legal advice is obtained which confirms that the issue complies with the Corporations Act, subject to any applicable ASIC relief.

15.3 The Group Compliance Officer is responsible for obtaining a report from the Deputy Chief Financial Officer on whether the procedures described in section 15.2 have been followed in relation to the issue of new units, and for submitting that report to the Compliance Committee at its next regular meeting following any issue of new units in the Scheme.

PART 16 – REGISTERS

External Registry

16.1 If Westfield has engaged an external Registry to provide registry services in respect of the Scheme, the General Manager - Investor Relations is responsible for ensuring:

(a) that the Registry is selected in accordance with the selection processes outlined in Part 22 of the Compliance Plan; and

(b) that the engagement is documented in a written registry agreement which requires the Registry:

(i) to keep the register of Members up to date;

(ii) to ensure that the register of Members contains the information required by the Corporations Act;

(iii) to make the register of Members accessible as and for as long as the Corporations Act requires; and

(iv) to comply with agreed service standards in a manner consistent with industry practice; and

(c) that, if required by the Corporations Act, the Registry provides confirmation to all retail clients who acquire or dispose of financial products; and

(d) least twice a year, Westfield's record of the units on issue in the Scheme is reconciled with the Registry's details.

16.2 The Group Compliance Officer is responsible for obtaining a report from the General Manager - Investor Relations at least twice a year on whether:

(a) section 16.1 has been observed; and

(b) the Registry has complied with its obligations under the registry agreement,

and will submit that report to the Compliance Committee.

Internal Registry

16.3 If Westfield has not engaged an external Registry, the Assistant Company Secretary is responsible for ensuring:

(i) that the register of Members is kept up to date;

(ii) that the register of Members contains the information required by the Corporations Act; and

(iii) that the register of Members is accessible as and for as long as the Corporations Act requires.

16.4 The –Company Secretary is responsible for obtaining a report from the Assistant Company

Secretary at least twice a year on whether section 16.3 has been observed, and for submitting that report to the Compliance Committee.

16.5 Where the units comprise part Stapled Securities, the register of Members may be maintained as a common register for the units in the Scheme and the attached securities but must be accessible and operated as required by the Part 16.

PART 17 – INCOME COLLECTION

17.1 The General Manager - Investor Relations is responsible for ensuring that:

(a) Property Managers are appointed in accordance with the processes outlined in Part 22 of the Compliance Plan;

(b) the performance by Property Managers of their obligations under the relevant property management agreement is monitored; and

(c) other income is collected.

17.2 The Group Compliance Officer is responsible for obtaining a report from the General Manager – Investor Relations at least twice a year on whether:

(a) section 17.1 has been observed; and

(b) the Property Managers have complied with their obligations under the relevant property management agreement,

and for submitting that report to the Compliance Committee.

PART 18 – INCOME CALCULATION, DISTRIBUTION & REINVESTMENT

18.1 Distributions of income of the Scheme may only be made in accordance with any applicable requirements of the Constitution and the Corporations Act.

18.2 The General Manager – Corporate Finance is responsible for ensuring that calculations are prepared for any proposed distribution of income of the Scheme, and that the proposed distribution is reviewed by the Deputy Chief Financial Officer and the Group Chief Financial Officer before being approved by or with the authority of the Board prior to payment.

18.3 If a distribution has been approved by or with the authority of the Board, the Deputy Chief Financial Officer is responsible for ensuring that:

(a) the distribution is made, including, if the Scheme is Listed, ensuring that appropriate instructions are given to the external Registry with respect to that distribution, and that the processing by the external Registry of that distribution is monitored; and

(b) any reinvestment by Members of that distribution is carried out in accordance with the Constitution and the terms of the distribution reinvestment plan.

18.4 The Group Compliance Officer is responsible for obtaining a report from the Deputy Chief Financial Officer at least twice a year on whether sections 18.2 and 18.3 have been observed in relation to any distributions of income of the Scheme, and for submitting that report to the Compliance Committee.

PART 19 – RECORD RETENTION AND DISASTER RECOVERY

Record Retention

19.1 Westfield's Compliance Manual:

(a) contains details of the obligations under the Constitution, the Corporations Act and other applicable laws and regulations in relation to record retention which are considered by Westfield to be relevant for inclusion therein; and

(b) requires Executives and Staff Members to ensure that records are maintained in accordance with any applicable requirements of the Constitution, the Corporations Act and other applicable laws and regulations (including records in relation to the Scheme's assets, valuations, the payments of fees and other expenses, the reimbursement of expenses and income received). These records will be predominantly computer-based.

19.2 As described in section 5.3, Executives are responsible for ensuring that Staff Members within their areas of responsibility are made aware of the existence and contents of Westfield's Compliance Manual, including the requirements described in section 19.1, and for notifying the Compliance Officers of any instances of non-compliance with any applicable provisions of Westfield's Compliance Manual.

19.3 As described in section 5.4, the Group Compliance Officer is responsible for obtaining a written statement at least twice a year from each Executive on whether, within their respective areas of responsibility, Westfield's business in relation to the Scheme has complied with all legislative, regulatory and other legal requirements, including the requirements described in section 19.1, and for submitting that report to the Compliance Committee.

19.4 The Deputy Chief Financial Officer is responsible for ensuring that, on a monthly basis, the Custodian's banking records are reconciled with the Scheme's records.

19.5 The Group Compliance Officer is responsible for obtaining a report from the Deputy Chief Financial Officer at least four times a year on whether section 19.4 has been observed, and for submitting that report to the Compliance Committee.

Disaster Recovery

19.6 Westfield has established a disaster recovery plan for the information systems components of critical business processes relating to the Scheme. The disaster recovery plan contains, among other matters, details of contact lists of key Staff Members, back up systems and processes, and the frequency of testing and review.

19.7 The Group Chief Financial Officer is responsible for ensuring that:

(a) the disaster recovery plan is reviewed at least once every two years; and

(b) as part of the planning for business continuity, essential data and records are stored off site in a secure manner.

19.8 The Group Compliance Officer is responsible for obtaining a report from the Group Chief Financial Officer at least once a year on the adequacy of the disaster recovery plan for the information systems components of critical business processes relating to the Scheme and whether section 19.7 has been observed, and for submitting that report to the Compliance Committee.

PART 20 – INVESTMENT ISSUES

Investments

20.1 The investment decision making process for the Scheme is governed by the Board. The Board may establish investment policies and procedures and delegate investment authority as it considers appropriate.

20.2 Investments and disposals may only be made in accordance with any applicable requirements of the Corporations Act, the Constitution, the Listing Rules and any other applicable laws and regulations.

20.3 The Group Chief Financial Officer is responsible for ensuring that:

(a) all investments are monitored;

(b) a proposed investment or disposal complies with the requirements described in section 20.2; and

(c) where the proposed investment is not made pursuant to investment authority delegated by the Board, a proposal for the acquisition or disposal is prepared with assistance and advice from relevant Executives, Staff Members and external advisers and reviewed by at least one Executive Director, before being approved by or with the authority of the Board prior to implementation.

20.4 The Group Compliance Officer is responsible for obtaining a report from the Group Chief Financial Officer at least twice a year on whether section 20.3 has been observed in relation to any investments or disposals, and for submitting that report to the Compliance Committee.

Borrowings

20.5 Borrowings will be made in accordance with any applicable policies set by the Board, subject to any applicable provisions of the Constitution.

20.6 The Group Treasurer is responsible for ensuring that the Scheme's borrowing ratio does not exceed any limitations imposed by the Corporations Act, the Constitution or any borrowing agreement.

20.7 The Group Compliance Officer is responsible for obtaining a report from the Group Treasurer at least four times a year on whether sections 20.5 and 20.6 have been observed, and for submitting that report to the Compliance Committee.

Insurances

20.8 The Group Chief Financial Officer is responsible for ensuring that insurance arrangements are in place with respect to the Scheme which are:

(a) required under Westfield's financial services licence; and otherwise

(b) considered by Westfield to be appropriate, based on advice from Westfield's insurance brokers and other external advisers, having regard to the nature of the risks and costs involved.

20.9 The Group Compliance Officer is responsible for obtaining a report from the Group Chief Financial Officer at least twice a year on whether section 20.8 has been observed, and for submitting that report to the Compliance Committee.

PART 21 – RELATED PARTY ISSUES, FEES AND EXPENSES

21.1 Financial benefits must not be given to Westfield or to a related party of Westfield:

(a) out of Scheme property; or

(b) that could diminish or endanger Scheme property,

unless they comply with the related party transaction provisions of the Corporations Act, and where applicable, the Listing Rules.

21.2 Westfield's Compliance Manual:

(a) contains details of the laws and regulations affecting related party transactions which are considered by Westfield to be relevant for inclusion therein;

(b) requires Executives and Staff Members:

(i) to ensure that, within their areas of responsibility, financial benefits are not given to Westfield or a related party of Westfield which do not comply with the related party transaction provisions of the Corporations Act (as amended by any applicable ASIC relief); and

(ii) immediately notify the Group General Counsel if they become aware that a financial benefit has been or is proposed to be given to Westfield or a related party of Westfield and which they believe may not comply with the related party transaction provisions of the Corporations Act (as amended by any applicable ASIC relief), and where applicable, the Listing Rules.

21.3 As described in section 5.3, Executives are responsible for ensuring that Staff Members within their areas of responsibility are made aware of the existence and contents of Westfield's Compliance Manual, including the requirements described in section 21.2, and for notifying the Compliance Officers of any instances of non-compliance with any applicable provisions of Westfield's Compliance Manual.

21.4 The Deputy Chief Financial Officer is responsible for ensuring that:

(a) prior to entry into any agreement or transaction with Westfield or a related party of Westfield in relation to the Scheme, the proposed agreement or transaction is reviewed by relevant Executives and legal and other independent advice obtained as considered by them to be necessary to ensure that such agreement or transaction complies with the requirements of the Corporations Act, including the related party transaction provisions of the Corporations Act (as amended by any applicable ASIC relief) and, where applicable, the Listing Rules;

(b) material related party transactions have been considered and approved or ratified by the Board on the basis of a proposal from management and in accordance with written procedures that have been approved by the Board; and

(c) prior to payment, claims by Westfield or any related party of Westfield for fees and the reimbursement of expenses are:

(i) reviewed to ensure that they are made for the proper performance of duties and, where expenses relate to more than one managed investment scheme,

that the appropriate allocation has been made (if required); and

(ii) are authorised by an authorised signatory on behalf of the Scheme.

21.5 The Group Compliance Officer is responsible for obtaining a report from the Deputy Chief Financial Officer at least four times a year on whether section 21.4 has been observed, and for submitting that report to the Compliance Committee.

PART 22 – SERVICE PROVIDERS

22.1 Service Providers will be selected following a review of the proposed Service Providers' skill, experience and capacity to meet Westfield's requirements and carry out the functions in accordance with any applicable requirements of the Compliance Plan, the Corporations Act, ASIC Policies and Westfield's financial services licence. The appointment of a Service Provider must be approved by a Director of Westfield.

22.2 The obligations of each Service Provider must be set out in a written agreement.

22.3 The Group Compliance Officer is responsible for obtaining a report at least twice a year from each Executive who is responsible for the management of a relationship with a Service Provider on the Service Provider's compliance with its obligations under the relevant agreement, and for submitting that report to the Compliance Committee.

PART 23 – COMPLIANCE WITH ASX LISTING RULES

This Part does not apply if the units of the Scheme are not Listed or do not comprise part of the Stapled Securities that are Listed.

23.1 Westfield's Compliance Manual:

(a) contains details of the provisions of the Listing Rules which are considered by Westfield to be relevant for inclusion therein; and

(b) requires Executives and Staff Members to ensure that, within their areas of responsibility, nothing is done which may breach the Listing Rules.

23.2 As described in section 5.3, Executives are responsible for ensuring that Staff Members within their areas of responsibility are made aware of the existence and contents of Westfield's Compliance Manual, including the requirements described in section 23.1, and for notifying the Compliance Officers of any instances of non-compliance with any applicable provisions of Westfield's Compliance Manual.

23.3 The Company Secretary is responsible for:

(a) monitoring compliance with the Listing Rules; and

(b) monitoring changes to the Listing Rules and informing Executives of relevant changes so that any impact on the Scheme can be determined and any processes updated as required.

23.4 The Compliance Officer – Australia is responsible for obtaining a report from the Company Secretary at least twice a year on whether section 23.3 has been observed, and for submitting that report to the Compliance Committee.

PART 24 – MEETINGS OF SCHEME MEMBERS

24.1 The Company Secretary is responsible for ensuring that:

(a) Scheme meetings are called when required;

(b) proper notice of Scheme meetings is given;

(c) Scheme meetings are conducted in accordance with the Corporations Act and, if relevant, the Listing Rules;

(d) Westfield and its associates do not cast a vote in respect of units held by them, if prohibited by the Corporations Act or the Listing Rules; and

(e) adequate minutes of Scheme meetings are kept.

24.2 The Compliance Officer - Australia is responsible for obtaining confirmation from the Company Secretary at least twice a year that the compliance procedures outlined in section 24.1 have been followed, and for reporting thereon to the Compliance Committee.

PART 25 – TERMINATION OF A SCHEME

25.1 The Group Chief Financial Officer is responsible for ensuring that:

(a) Scheme property is realised in accordance with the Corporations Act and the Constitution;

(b) applications for units are refused as necessary during the winding up period; and

(c) on termination of the Scheme, proceeds are distributed to Members in accordance with the Corporations Act and the Constitution.

25.2 The Corporate Solicitor is responsible for ensuring that the Scheme is terminated only in accordance with the Corporations Act and the Constitution.

25.3 The Assistant Company Secretary is responsible for ensuring that Members and ASIC are notified of the termination of the Scheme prior to termination.

25.4 The Group Compliance Officer is responsible for reporting to the Compliance Committee immediately prior to termination of the Scheme on whether the requirements of this section 25.1, 25.2 and 25.3 have been followed.

PART 26 – INSIDER TRADING

26.1 Westfield's Compliance Manual:

(a) contains details of the laws and regulations concerning insider trading which are considered by Westfield to be relevant for inclusion therein; and

(b) requires Executives and Staff Members to ensure that they do not engage in conduct which breaches the laws or regulations concerning insider trading.

26.2 As described in section 5.3, Executives are responsible for ensuring that Staff Members within their areas of responsibility are made aware of the existence and contents of Westfield's Compliance Manual, including the requirements described in section 26.1, and for notifying the Compliance Officers of any instances of non-compliance with any applicable provisions of Westfield's Compliance Manual.

PART 27 – CONFLICTS OF INTEREST

27.1 Westfield's Compliance Manual sets out the procedures for having adequate arrangements in place to manage conflicts of interest that may arise. Those procedures include:

(a) the conflicts of interests procedures to be followed by Staff Members; and

(b) the maintenance of a register recording actual or potential conflicts of interest.

The Group Compliance Officer is responsible for ensuring that conflicts of interest are handled in accordance with any applicable requirements of Westfield's Compliance Manual.

27.2 As described in section 5.3, Executives are responsible for ensuring that Staff Members within their areas of responsibility are made aware of the existence and contents of Westfield's Compliance Manual, including the requirements described in section 27.1, and for notifying the Compliance Officers of any instances of non-compliance with any applicable provisions of Westfield's Compliance Manual.

27.3 The Group Compliance Officer is responsible for obtaining confirmation from relevant Executives and Staff Members at least four times a year that:

(a) a register has been maintained recording actual or potential conflicts of interest.

(b) conflicts of interests have been handled in accordance with any applicable requirements of Westfield's Compliance Manual.

(c) any conflict of interest situation which has not been handled within existing policies and procedures of Westfield has been reported to the relevant Compliance Officer.

27.4 The Group Compliance Officer is responsible for providing a report to the Compliance Committee at least four times a year:

(a) on the level of reported conflicts of interests; and

(b) on whether conflicts of interest have been handled in accordance with any applicable requirements of Westfield's Compliance Manual.

27.5 The Compliance Committee is responsible for reviewing each report referred to in section 27.4 and reporting any material findings to the Board.

DIRECTORS' SIGNATURES

Signed by the Directors of Westfield America Management Limited (or their agents as permitted by the Corporations Act).

Frank P Lowy AC
by his agent, Simon Julian Tuxen

Roy L Furman
by his agent, Simon Julian Tuxen

David M Gonski AO
by his agent, Simon Julian Tuxen

Fred G Hilmer AO
by his agent, Simon Julian Tuxen

Stephen P Johns
by his agent, Simon Julian Tuxen

David H Lowy AM
by his agent, Simon Julian Tuxen

Peter S Lowy
by his agent, Simon Julian Tuxen

Steven M Lowy
by his agent, Simon Julian Tuxen

John B Studdy AM
by his agent, Simon Julian Tuxen

Francis T Vincent Jr.
by his agent, Simon Julian Tuxen

Gary H Weiss
by his agent, Simon Julian Tuxen

Dean R Wills AO
by his agent, Simon Julian Tuxen

Carla M Zampatti AM
by his agent, Simon Julian Tuxen

2 May 2006

Westfield

Westfield Group
Level 24, Westfield Towers
100 William Street
Sydney NSW 2011
GPO Box 4004
Sydney NSW 2001
Australia
Telephone 02 9358 7000
Facsimile 02 9358 7077
Internet www.westfield.com

The Manager
Company Announcements Office
Australian Stock Exchange Limited
Level 4, Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam

WESTFIELD GROUP (ASX:WDC)
Disclosure of Results of Annual General Meeting of Westfield Holdings Limited held 2 May 2006

A schedule setting the Proxy results for the Annual General Meeting of Westfield Holdings Limited held on 2 May 2006 is attached.

All resolutions put to the meeting were passed on a show of hands with the required majorities.

Yours faithfully
WESTFIELD GROUP

Simon Tuxen
Company Secretary



Westfield Holdings Limited ABN 66 001 671 496

Disclosure of Proxy Results for Annual General Meeting held on Tuesday 2 May 2006.

All resolutions listed below were decided and passed on a show of hands at the meeting as ordinary resolutions.

	Proxy Votes				
Item	For	Against	Open/at Proxy's Discretion	Abstain	Total No. of Proxy Votes Exercisable
2 Remuneration Report	853,881,683 82.44%	172,746,233 16.68%	9,058,532 0.88%	72,451,202 -	1,035,686,448
3 Re-elect D M Gonski	1,025,456,481 92.56%	73,501,117 6.63%	9,003,504 0.81%	176,548 -	1,107,961,102
4 Re-elect S P Johns	1,026,262,936 93.55%	61,821,124 5.63%	9,014,779 0.82%	11,038,811 -	1,097,098,839
5 Re-elect S M Lowy	1,093,876,492 98.73%	5,087,003 0.46%	9,026,346 0.81%	140,309 -	1,107,989,841
6 Re-elect C M Zampatti	1,097,770,227 99.09%	1,070,850 0.10%	9,026,908 0.81%	261,315 -	1,107,867,985

2 May 2006



Westfield Group
Level 24, Westfield Towers
100 William Street
Sydney NSW 2011
GPO Box 4004
Sydney NSW 2001
Australia

Telephone 02 9358 7000
Facsimile 02 9358 7077
Internet www.westfield.com

The Manager
Company Announcements Office
Australian Stock Exchange Limited
Level 4, Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam

WESTFIELD GROUP (ASX:WDC)
Westfield Holdings Limited – Annual General Meeting - 2 May 2006
Chairman's Address

A copy of the Chairman's Address to members which is to be given at today's Annual General Meeting of Westfield Holdings Limited is attached.

Yours faithfully
WESTFIELD GROUP

Simon Tuxen
Company Secretary



CHAIRMAN'S ADDRESS
Westfield Group Annual General Meeting
Held Tuesday 2 May 2006 at 10.00 am
Grand Ballroom Westin Hotel
1 Martin Place, Sydney

CHECK AGAINST DELIVERY

I trust that by now you have had an opportunity to look at the 2005 Annual Report which you will have received over the past few weeks.

That was our first report on a full year of operations since the merger of Westfield Holdings, Westfield Trust and Westfield America Trust in July 2004.

As the report noted, net profit for the year was $4.2 billion and distributions to security holders totalled $1.8 billion, or 106.57 cents per security. This was in line with our forecasts.

Total returns to security holders were 16.8% for the year – well ahead of the Property Trust Index total return of 12.5%.

Westfield has always been a growth company and the merger was all about creating a better platform to make the most of global opportunities.

We achieve our growth in three main ways.

Firstly, through the redevelopment of existing shopping centres, which has consistently generated a better return on the capital invested than would necessarily come from the acquisition of new centres in the current environment. And the scale of our redevelopment workload is unique to our company.

Secondly, we build new centres, these days usually in highly urbanised environments which generate high growth, like the new projects in London and in San Francisco.

Thirdly, by acquiring centres where they can add value by improving them through redevelopment and applying Westfield's branding and intensive management of the asset.

We are continually working hard on all three fronts and I'm pleased to report that since the merger the value of Westfield Group's shopping centre portfolio has grown by nearly 46% - from $36 billion to $52.5 billion. In 2005 growth was over 25%.

The growth in 2005 was driven by the acquisition of $2.8 billion of shopping centres, $3.4 billion of redevelopments and upward revaluations of $3.9 billion from the Group's existing portfolio.

When the merger proposal was first announced, the combined market capitalisation of Westfield Holdings, Westfield Trust and Westfield America Trust was $22 billion. At 31 December 2005, the market cap of Westfield Group was $31.6 billion – a 44% increase.

Today, we have a portfolio of 128 shopping centres, with 22,500 retail outlets, in four countries.

The Group's portfolio value is located 44% in the US; 43% in Australia and New Zealand; and 13% in the United Kingdom.

61% of our net property income is now generated off-shore.

During 2005 the Group continued to perform well at an operating level in all markets. Leasing is strong, with occupancy close to 100% in Australia, New Zealand and the United Kingdom and 95.1% in the US, which is almost 1% ahead of the same time last year.

Our regional portfolios delivered comparable net operating income growth of 5.3% in Australia and New Zealand, 3.6% in the United States and 6.6% in the United Kingdom.

But statistics alone don't adequately describe the scale, strength and profile of our global portfolio.

They don't speak about the quality of the projects we're undertaking, or the enormous potential they have to showcase our skills and promote the Westfield brand's reputation for excellence in retail development.

The fact is that Westfield Group today is at the forefront of retail development in some of the most competitive markets in the world.

In Los Angeles, Chicago, San Francisco, London, and right here in Sydney – we are designing and building centres that are redefining the shopping centre industry. They are giving a new meaning to what centres look like, and what they offer.

There is a premium on quality. Better design, better finishes, better amenities. It's light years ahead of where we were even a decade ago.

It's a matter of great personal pride to me that Westfield is leading this change in our industry.

Of course, I was there at the beginning and I could never have foreseen the fantastic product we are now producing. Bondi Junction is a great example.

The place is alive, and there's something for everyone.

Shoppers have access to the very best retailers.

There are restaurants, cinemas and plenty of activities for families and children.

And what we've done at Bondi Junction is now being taken to even higher levels in other locations.

In Los Angeles, we'll soon finish the redevelopment of the Century City centre which offers traditional fashion retailing and new lifestyle and entertainment concepts, as well as high-end retailers not usually seen in traditional shopping centres.

Later this year we'll complete the redevelopment of the San Francisco centre in the heart of that city. This has been a unique and very sensitive project, bringing

together modern architecture with the historic elements of a famous landmark location, the most notable feature being a massive glass and steel dome, built in 1908, which will be fully restored to its original glory.

On the west side of London, the £1.5 billion White City project will result in the largest shopping centre in Greater London and at its scheduled completion in 2008 will be a fantastic beacon for the Westfield brand in the UK which is becoming an increasingly important market for the Group.

And in Sydney we have plans before the City Council to totally transform the disjointed and outdated Centrepoint, Imperial Arcade and Skygarden centres into one, integrated shopping centre.

Sydney is our home town and we are determined to deliver for Sydney the world-class retail centre it deserves.

It's difficult to describe the impact projects like these are having on these world cities.

They are transforming retail for the better, giving retailers a fantastic platform to grow their businesses.

They generate a multiplier effect that contributes jobs and economic growth many times that created by the initial investment.

And, ultimately, they are giving shoppers what they want – a wonderful environment in which to shop, and enjoy time with their families.

Of course, the projects I just mentioned are not the only projects the Group is involved in. At present there are 40 major projects in development planning stages across the Group and we expect to start $1.5 to $2 billion of projects each year for the next three years.

The importance of redevelopment cannot be overstated. As you know, redevelopment has been fundamental to our business model for more than 40 years.

Regional shopping centres as an asset class require constant management and reinvestment of capital to remain modern and relevant to retailers and consumers, and Westfield has continually refined and improved that skill over the years and provided a great return on the reinvested capital.

With property prices being as high as they are right now, the returns from redevelopment of centres in our existing portfolio are generally far better than we can achieve through acquisitions. We need to be, and we are, very selective about the opportunities we pursue. It is clear that our redevelopment pipeline will be the engine for superior growth in the current environment.

We have reached the position in recent years where we have been able to create sustainable growth through a program of redevelopment of the centres in our portfolio.

This self-sustaining business model will allow us to generate steady growth in operational earnings. This growth in earnings comes from the underlying growth in property income from the existing portfolio as well as the increased property income from the completed redevelopments.

Ladies and gentlemen, you can see from what I've said about our global business, and our position as the world's largest listed retail property group by market capitalisation, that we need the very best executives to maintain that position and continue to improve.

It has become a cliché in business circles to say that "our people are our most important asset."

In Westfield's case it has never been a truer statement than it is now.

Our industry is incredibly competitive, and very complex.

It takes years for executives to build a deep knowledge of the business, the subtleties of the various markets, and how the global picture fits together.

They must have an enormous appetite for hard work and the intellectual capacity to cope with a rapidly changing environment.

People with these attributes are the lifeblood of Westfield.

This is why we have always taken care to nurture our management team and give them every opportunity to continue to learn and grow in the job.

I'm proud to say that many of our senior executive team today started with the company 10, 15 and 20 years ago in relatively junior positions.

We now have about 30 senior executives working outside their home country which gives us the ability to transfer knowledge and the Westfield culture from market to market.

This group of long-term Westfield executives has been strengthened with the recruitment of new executives, especially over the past five years or so.

This has given us a very effective combination – a core, stable group of executives steeped in the knowledge and culture of Westfield's business supplemented with executives from outside the company who bring new ideas and energy.

Continuing this process of building an ever-stronger and more effective executive team is one of our biggest challenges.

Many of our projects take many years from planning to final execution and so continuity of the team is a significant advantage over our competitors. The Group's senior team has an average age of 49 and the average length of service with Westfield is 13 years.

To maintain this advantage, the board sets our remuneration policies to retain talented executives for the long-term and ensure that Westfield remains an attractive option for the most talented executives in this industry worldwide.

The board and shareholders are very fortunate to have such a dedicated and skilled team working for the Group, and I'd like to thank all Westfield staff for the contribution they continue to make to our success.

Before I close, I'd like to remind you that while Westfield remains focussed on growth it recognises that this must include consideration of the economic, social and environmental aspects of our business.

The board believes that this philosophy leads to better risk management, cost savings, innovation and a performance within the business that drives shareholder returns and meets our obligations to the communities in which we operate.

This is why we aim not only to meet the various regulatory requirements in each market, but also support a large number of charitable and community projects which provide a financial and social benefit to local communities and major institutions like hospitals, schools and sporting associations.

Ladies and gentlemen, in summary the business is performing very well.

I remain confident that we can continue to achieve high income returns and capital growth for all Westfield investors, and I would like to restate the distribution forecast for 2006 of 106.5 cents per security.

Thank you very much for your attendance here today.

24 April 2006

Westfield

Westfield Group
Level 24, Westfield Towers
100 William Street
Sydney NSW 2011
GPO Box 4004
Sydney NSW 2001
Australia

Telephone 02 9358 7000
Facsimile 02 9358 7077
Internet www.westfield.com

The Manager
Company Announcements Office
Australian Stock Exchange Limited
Level 4, Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam

RE: WESTFIELD GROUP (ASX:WDC)
ISSUE OF STAPLED SECURITIES PURSUANT TO EXERCISE OF OPTIONS

Please be advised that 948,519 ordinary stapled securities (the "New Securities") have been issued as a consequence of the exercise of options held by Deutsche Bank AG.

The New Securities will rank for distributions from 1 January 2006 and will rank equally with other stapled securities currently on issue.

Yours faithfully
WESTFIELD GROUP

Simon Tuxen
Company Secretary

encl

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

**New issue announcement,
application for quotation of additional securities
and agreement**

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

Westfield Group

ABN

Westfield Holdings Limited ABN 66 001 671 496
Westfield Trust ARSN 090 849 746
Westfield America Trust ARSN 092 058 449

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary stapled securities
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	948,519
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Not applicable

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes.
5	Issue price or consideration	$13,000,000
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	The stapled securities were issued as a consequence of the exercise of unquoted options issued to Deutsche Bank AG.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	24 April 2006

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
1,761,184,034	Ordinary stapled-securities

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	293,500	Options (Deutsche Bank)
		28,089,524	Options (Westfield America Trust)
		932,700	Options (Executive)

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	There will be no change in distribution policy

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	N/A
12	Is the issue renounceable or non-renounceable?	N/A
13	Ratio in which the +securities will be offered	N/A
14	+Class of +securities to which the offer relates	N/A
15	+Record date to determine entitlements	N/A
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	N/A
17	Policy for deciding entitlements in relation to fractions	N/A
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	N/A
19	Closing date for receipt of acceptances or renunciations	N/A

+ See chapter 19 for defined terms.

20	Names of any underwriters	N/A
21	Amount of any underwriting fee or commission	N/A
22	Names of any brokers to the issue	N/A
23	Fee or commission payable to the broker to the issue	N/A
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A
25	If the issue is contingent on +security holders' approval, the date of the meeting	N/A
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A
28	Date rights trading will begin (if applicable)	N/A
29	Date rights trading will end (if applicable)	N/A
30	How do +security holders sell their entitlements *in full* through a broker?	N/A
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	N/A

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A
33	+Despatch date	N/A

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☑ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	N/A
39	Class of +securities for which quotation is sought	N/A
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	N/A
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	N/A

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)	N/A	

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty
- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: (Company secretary) Date: 24 April 2006

Print name: Simon Julian Tuxen

== == == == ==

+ See chapter 19 for defined terms.

Form 603

Corporations Act 2001
Section 671B

Notice of initial substantial holder

To	**Westfield Group**
ACN/ARSN	**001 871 496 (Westfield Holdings Limited)**
	090 849 746 (Westfield Trust)
	092 058 449 (Westfield America Trust)

1. Details of substantial holder

Name	**Barclays Global Investors Australia Limited** on behalf of the Barclays Group **("BGI")**
ABN	**33 001 804 566** (Barclays Global Investors Australia Limited)

The holder became a substantial holder on 7 April 2006.

2. Details of voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder an associate had a relevant interest on the date the substantial holder became a substantial holder are as follows:

Class of securities	Number of securities	Person's votes	Voting power
Ordinary	87,964,071	87,964,071	5.00%

3. Details of relevant interests

The nature of the relevant interest the substantial holder had in the following voting securities on the date the substantial holder became a substantial holder are as follows:

Holder of relevant interest	Nature of relevant interest	Class and number of securities
BGI	Fund Manager – see Annexure A	87,964,071 ordinary

4. Details of present registered holders

The persons registered as holder of the securities referred to in paragraph 3 above are as follows:

Holder of relevant interest	Registered holder of securities	Class and number of securities
BGI	JP Morgan & other custodians – see Annexure A	87,964,071 ordinary

5. Consideration

The consideration paid for each relevant interest referred to in paragraph 3 above, and acquired in the four months prior to the day that the substantial holder became a substantial holder is as follows:

Holder of relevant interest	Date of acquisition	Consideration Cash/Non-cash	Class and number of securities

BGI	Past 4 months	Avg price $17.50	87,964,071 ordinary

6. Addresses

The addresses of persons named in this form are as follows:

Name	Address
Barclays Global Investors Australia Limited	1/111 Harrington Street, Sydney NSW 2000

Signature

Andrew Kuo
Company Secretary
Barclays Global Investors Australia

Date

This is "Annexure A" of 1 page referred to in Form 603 Notice of initial substantial holder

Relevant interest in Westfield Group ("WDC") held by members of the Barclays Group.

The list of Barclays entities and their respective holdings are as follows:

ASX CODE	STOCK NAME	HOLDING	%	COMPANY
WDC	Westfield Group	1,679,804	0.10	Barclays Global Investors Japan Ltd
WDC	Westfield Group	8,334,969	0.47	Barclays Global Fund Advisors
WDC	Westfield Group	11,567,418	0.66	Barclays Global Investors Ltd
WDC	Westfield Group	16,509,351	0.94	Barclays Global Investors, N.A.
WDC	Westfield Group	105,031	0.01	Barclays Global Investors Canada Ltd
WDC	Westfield Group	47,944,675	2.72	Barclays Global Investors Australia Ltd
WDC	Westfield Group	1,403,974	0.08	Barclays Global Investors Japan Trust & Banking
WDC	Westfield Group	418,849	0.02	Barclays Life Assurance Co Ltd
		87,964,071	**5.00**	

The JP Morgan Chase Bank Inc. and various other custodians (Custodians) hold shares in WDC as custodian and for which the members of the Barclays Group are either:

- the responsible entity or trustee of pooled investment products such as registered managed investment schemes (Funds); or
- the investment manager of Portfolios held for a number of institutional investors. The institutional investors are generally superannuation funds regulated under the *Superannuation Industry Supervision Act 1993*.

The holding of shares in WDC was acquired as part of the wide portfolio of Australian shares and units acquired for the Funds and the Portfolios.

The members of the Barclays Group and the Custodians may hold relevant interests due to the capacity of these entities to dispose of the shares in WDC.

Each investor in a Fund owns an undivided interest in the Fund's assets, no client directly owns any asset of the Fund. The unitholding of each Fund varies from time to time as clients enter and withdraw from the Funds. The various institutional investors with portfolios delegate the management of the portfolios to the members of the Barclays Group.

Andrew Kuo
Company Secretary
Barclays Global Investors Australia

Date

Australian Securities & Investments Commission

SENDER TO KEEP
BN4782207

RECEIVED
2006 SEP 18 A 11:27
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Form 484
Corporations Act 2001

Change to company details

Sections A, B or C may be lodged independently with this signed cover page to notify ASIC of:

A1 Change of address
A2 Change of name - officeholders or members
A3 Change - ultimate holding company

B1 Cease company officeholder
B2 Appoint company officeholder
B3 Special purpose company

C1 Cancellation of shares
C2 Issue of shares
C3 Change to share structure
C4 Changes to the register of members

All mandatory fields will be identified with an *.

If there is insufficient space in any section of the form, you may photocopy the relevant page(s) and submit as part of this lodgement

Company details

Refer to guide for information about corporate key

Company name *
Westfield Holdings Limited

ACN/ABN *
66 001 671 496

Corporate key *
09623128

Lodgement details

Who should ASIC contact if there is a query about this form?

Name
Graeme Blackett

ASIC registered agent number (if applicable)
16234

Telephone number
02 9358 7967

Postal address
GPO Box 4004
Sydney NSW 2001

Total number of pages including this cover sheet
3

Please provide an estimate of the time taken to complete this form.
hrs mins

Signature

This form must be signed by a current officeholder of the company.

I certify that the information in this cover sheet and the attached sections of this form are true and complete.

Name *
Simon Julian Tuxen

Capacity *
☐ Director
☑ Company secretary

Signature

Date signed
07/04/2006 (dd/mm/yyyy)

This form must be **SIGNED** and **DATED** by a current officeholder after it is **PRINTED**

Lodgement

Send completed and signed forms to:
Australian Securities and Investments Commission,
PO Box 4000, Gippsland Mail Centre VIC 3841.

Or lodge the form electronically by visiting the ASIC website www.asic.gov.au

For help or more information
Telephone 03 5177 3988
Email Click here to send ASIC an email.
Web www.asic.gov.au

Change Notification Page

Please notify the changes you wish to make by selecting at least one of the tick boxes available below. Your tickbox selections will generate the appropriate section(s) which will appear after this page.

- A1 ☐ Change of address
- A2 ☐ Change a name for officeholder or members
- A3 ☐ Change of ultimate holding company details
- B1 ☐ Cease an officeholder
- B2 ☐ Appoint an officeholder
- B3 ☐ Change to special purpose company status

Click on the button below if you need assistance in making your selection.

Form 484 Guide

Once you have made all your selections, scroll down to complete the required sections

To notify ASIC of changes to the shares and/or members register, select the appropriate tickbox below.
Please wait until the table displays showing the appropriate sections that you should complete.

	C1 - Cancellation of shares	C2 - Issue of shares	C3 - Change to share structure table	C4 - Change to members register
C ☑ **Issue of shares** ☐ Proprietary company ☑ Public company ☐ if in response to the Annual company statement ☑ if not in response to the Annual company statement				

- C ☐ **Cancellation of shares**
- C ☐ **Transfer of shares**
- C ☐ **Changes to amounts paid**
- C ☐ **Changes to beneficial ownership**

Once you have made all your selections, scroll down to complete the required sections

To notify ASIC about a division or conversion of a class of shares, you must lodge a form 211 within 28 days of the change occurring.

To notify ASIC about a conversion of shares into larger or smaller numbers, you must lodge a form 2205B within 28 days of the change occurring.

C2 Issue of shares

List details of new share issues in the following table.

Share class code	Number of shares issued	Amount paid per share	Amount unpaid per share
ORD	512541	$4.55	nil

Earliest date of change

Please indicate the earliest date that any of the above changes occurred *

04/04/2006 (dd/mm/yyyy)

If shares were issued for other than cash, were some or all shares issued under a written contract?

☐ **Yes**
if yes, proprietary companies must also lodge a Form 207Z certifying that all stamp duties have been paid. Public companies must also lodge a Form 207Z and either a Form 208 or a copy of the contract.

☐ **No**
if no, proprietary companies are not required to provide any further documents with this form. Public companies must also lodge a Form 208.

Lodgement details

Is this document being lodged to update the Annual Company Statement that was sent to you?

☐ Yes

☑ No

4 April 2006

Westfield

Westfield Group
Level 24, Westfield Towers
100 William Street
Sydney NSW 2011
GPO Box 4004
Sydney NSW 2001
Australia
Telephone 02 9358 7000
Facsimile 02 9358 7077
Internet www.westfield.com

The Manager
Company Announcements Office
Australian Stock Exchange Limited
Level 4, Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam

WESTFIELD GROUP (ASX:WDC)
NOTICE UNDER ASX LISTING RULE 3.19A

We enclose Appendix 3Y notices, as required to be provided under Listing Rule 3.19A for each of the following directors of the Westfield Group companies: FP Lowy, DH Lowy, PS Lowy and SM Lowy.

The notices are in respect of a recent sale of 140,144 stapled securities in Westfield Group by Westfield C Fund Pty Limited, as trustee of the Westfield Superannuation C Fund.

The Lowy family directors had a relevant interest in the Westfield Group stapled securities sold by Westfield C Fund Pty Limited. Please note that the Lowy family directors have not disposed of any stapled securities.

Yours faithfully
WESTFIELD GROUP

Simon Tuxen
Company Secretary

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Westfield Group
ABN	Westfield Holdings Limited ABN 66 001 671 496 Westfield Trust ARSN 090 849 746 Westfield America Trust ARSN 092 058 449

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Frank P Lowy
Date of last notice	3 March 2006

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Mr Lowy's notifiable interest includes Westfield Group stapled securities held by Westfield C Fund Pty Limited (as trustee of Westfield Superannuation C Fund) a
Date of change	30 March 2006
No. of securities held prior to change	167,053,051
Class	Ordinary stapled securities
Number acquired	-
Number disposed	140,144 (being 137,856 WDC securities and 2,288 WDCN securities)
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$17.6000 per WDC stapled security $17.0948 per WDCN stapled security
No. of securities held after change	166,912,907

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On market trade

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Westfield Group
ABN	Westfield Holdings Limited ABN 66 001 671 496 Westfield Trust ARSN 090 849 746 Westfield America Trust ARSN 092 058 449

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	David Hillel Lowy
Date of last notice	3 March 2006

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Mr Lowy's notifiable interest includes Westfield Group stapled securities held by Westfield C Fund Pty Limited (as trustee of Westfield Superannuation C Fund) a
Date of change	30 March 2006
No. of securities held prior to change	167,053,051
Class	Ordinary stapled securities
Number acquired	-
Number disposed	140,144 (being 137,856 WDC securities and 2,288 WDCN securities)
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$17.6000 per WDC stapled security $17.0948 per WDCN stapled security
No. of securities held after change	166,912,907

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On market trade

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Westfield Group
ABN	Westfield Holdings Limited ABN 66 001 671 496 Westfield Trust ARSN 090 849 746 Westfield America Trust ARSN 092 058 449

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Peter Simon Lowy
Date of last notice	3 March 2006

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Mr Lowy's notifiable interest includes Westfield Group stapled securities held by Westfield C Fund Pty Limited (as trustee of Westfield Superannuation C Fund) a
Date of change	30 March 2006
No. of securities held prior to change	167,053,051
Class	Ordinary stapled securities
Number acquired	-
Number disposed	140,144 (being 137,856 WDC securities and 2,288 WDCN securities)
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$17.6000 per WDC stapled security $17.0948 per WDCN stapled security
No. of securities held after change	166,912,907

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On market trade

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Westfield Group
ABN	Westfield Holdings Limited ABN 66 001 671 496 Westfield Trust ARSN 090 849 746 Westfield America Trust ARSN 092 058 449

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Steven Mark Lowy
Date of last notice	3 March 2006

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Mr Lowy's notifiable interest includes Westfield Group stapled securities held by Westfield C Fund Pty Limited (as trustee of Westfield Superannuation C Fund) a
Date of change	30 March 2006
No. of securities held prior to change	167,053,051
Class	Ordinary stapled securities
Number acquired	-
Number disposed	140,144 (being 137,856 WDC securities and 2,288 WDCN securities)
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$17.6000 per WDC stapled security $17.0948 per WDCN stapled security
No. of securities held after change	166,912,907

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On market trade

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

+ See chapter 19 for defined terms.

4 April 2006

Westfield

Westfield Group
Level 24, Westfield Towers
100 William Street
Sydney NSW 2011
GPO Box 4004
Sydney NSW 2001
Australia

Telephone 02 9358 7000
Facsimile 02 9358 7077
Internet www.westfield.com

The Manager
Company Announcements Office
Australian Stock Exchange Limited
Level 4, Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam

RE: WESTFIELD GROUP (ASX:WDC)
ISSUE OF STAPLED SECURITIES PURSUANT TO EXERCISE OF OPTIONS

Please be advised that 512,541 ordinary stapled securities (the "New Securities") have been issued as a consequence of the exercise of options held by Deutsche Bank AG.

The New Securities will rank for distributions from 1 January 2006 and will rank equally with other stapled securities currently on issue.

Yours faithfully
WESTFIELD GROUP

Simon Tuxen
Company Secretary

encl

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

**New issue announcement,
application for quotation of additional securities
and agreement**

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

Westfield Group

ABN

Westfield Holdings Limited ABN 66 001 671 496
Westfield Trust ARSN 090 849 746
Westfield America Trust ARSN 092 058 449

We (the entity) give ASX the following information.

Part 1 - All issues
You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary stapled securities
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	512,541
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Not applicable

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes.
5	Issue price or consideration	$7,000,000
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	The stapled securities were issued as a consequence of the exercise of unquoted options issued to Deutsche Bank AG.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	4 April 2006

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
1,760,235,515	Ordinary stapled-securities

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	306,500 28,089,524 932,700	Options (Deutsche Bank) Options (Westfield America Trust) Options (Executive)

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	There will be no change in distribution policy

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	N/A
12	Is the issue renounceable or non-renounceable?	N/A
13	Ratio in which the +securities will be offered	N/A
14	+Class of +securities to which the offer relates	N/A
15	+Record date to determine entitlements	N/A
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	N/A
17	Policy for deciding entitlements in relation to fractions	N/A
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	N/A
19	Closing date for receipt of acceptances or renunciations	N/A

+ See chapter 19 for defined terms.

20	Names of any underwriters	N/A
21	Amount of any underwriting fee or commission	N/A
22	Names of any brokers to the issue	N/A
23	Fee or commission payable to the broker to the issue	N/A
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A
25	If the issue is contingent on +security holders' approval, the date of the meeting	N/A
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A
28	Date rights trading will begin (if applicable)	N/A
29	Date rights trading will end (if applicable)	N/A
30	How do +security holders sell their entitlements *in full* through a broker?	N/A
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	N/A

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A
33	+Despatch date	N/A

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☑ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	N/A
39	Class of +securities for which quotation is sought	N/A
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	N/A
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	N/A

42 Number and +class of all +securities quoted on ASX (*Including* the securities in clause 38)

Number	+Class
N/A	

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty
- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: (Company secretary) Date: 4 April 2006

Print name: Simon Julian Tuxen

== == == == ==

+ See chapter 19 for defined terms.

5111 1/1 22 January 2002

ASIC registered agent number 16234
lodging party or agent name Westfield Limited
office, level, building name or PO Box no. GPO Box 4004
street number & name
suburb/city Sydney state/territory NSW postcode 2001
telephone (02) 9358 7967
facsimile (02) 9358 7241
DX number suburb/city

02155047)

ASS. CASH. PROC REQ-A REQ-P

Australian Securities & Investments Commission

compliance plan audit report of a registered scheme

form **5111**
Corporations Act 2001
601HG(7)

name of scheme Westfield Trust
ARSN 090 849 746
name of responsible entity Westfield Management Limited
ACN 001 670 579
audit report for financial year ending 31/12 2005

Details of current compliance plan auditor

name (family & given names)
Auditor Registration no:

name of firm Ernst & Young
office level building name The Ernst & Young Centre
street number & name 680 George Street
suburb / city Sydney state / territory NSW postcode 2000
Business Registration number (if applicable) State / Territory registered in

Auditor report

Does the auditor's report (section 601HG(3)) **for the financial year contain a qualified opinion:**

(a) that the responsible entity has not complied with the scheme's compliance plan during the financial year?

Yes ☐ No ☒

(b) that the compliance plan does not meet the requirements of Part 5C.4 of the Corporations Act 2001?

Yes ☐ No ☒

Certification

I certify that the attached documents marked (A) are a true copy of the audit report required under Section 601HG.

print name Simon Julian Tuxen capacity Company Secretary of the Responsible Entity

sign here [signature] date 31 March 2006

Small Business (less than 20 employees), please provide an estimate of the time taken to complete this form

Include

The time actually spent reading the instructions, working on the question and obtaining the information

The time spent by all employees in collecting and providing this information

hrs mins



■ Ernst & Young Centre
680 George Street
Sydney NSW 2000
Australia

GPO Box 2646
Sydney NSW 2001

■ Tel 61 2 9248 5555
Fax 61 2 9248 5959
DX Sydney Stock
Exchange 10172

INDEPENDENT AUDIT REPORT

To the Directors of Westfield Management Limited ("WML"):

Scope

I have audited the compliance plan of the schemes listed in Appendix A which was established by WML as the responsible entity for the schemes for the financial year ended 31 December 2005. As directors of the responsible entity you are responsible for the design, documentation, operation and monitoring of the compliance plan and the adequacy of compliance measures contained in the plan, including the relevant internal control systems, policies and procedures, and compliance therewith. These responsibilities are set out in Part 5C.2 of the *Corporations Act 2001* applicable in Australia. I have conducted an independent audit of the compliance plan in order to express an opinion on it to the responsible entity.

My audit has been conducted in accordance with Australian Auditing Standards to provide reasonable assurance regarding the compliance plan. Accordingly, I have performed such tests and procedures as I considered necessary in the circumstances. My procedures included obtaining an understanding of the compliance plan and the compliance measures which it contains and examining, on a test basis, evidence supporting the operation of these compliance measures. These procedures have been undertaken to form an opinion whether, in all material respects, the responsible entity has complied with the compliance plan during the financial year ended 31 December 2005, and the compliance plan continues to meet the requirements of Part 5C.4 of the *Corporations Act 2001* as at that date.

This audit report has been prepared for WML as the responsible entity of the schemes listed in Appendix A in accordance with section 601HG of the *Corporations Act 2001*. I disclaim any assumption of responsibility for any reliance on this report to any person other than the responsible entity, or for any purpose other than that for which it was prepared.

Inherent Limitations

Because of the inherent limitations of any compliance plan, it is possible that fraud, error or non-compliance with laws and regulations may occur and not be detected. An audit is not designed to detect all weaknesses in a compliance plan and the compliance measures in the plan as an audit is not performed continuously throughout the financial year and the audit procedures performed on the compliance plan and compliance measures are undertaken on a test basis.

Any projection of the evaluation of the compliance plans to future periods is subject to the risk that the compliance measures in the plan may become inadequate because of changes in conditions or circumstances, or that the degree of compliance with them may deteriorate.

The audit opinion expressed in this report has been formed on the above basis.

Audit Opinion

In my opinion, in all material respects:

(a) Westfield Management Limited has complied with the compliance plan of the schemes listed in Appendix A for the financial year ended 31 December 2005; and

(b) the compliance plan continues to meet the requirements of Part 5C.4 of the *Corporations Act 2001* as at that date.

Ernst & Young

Chris Westworth

Partner

Sydney

Date: 28 March 2006

Appendix A – Schemes List

	Scheme Name	ARSN
1	Westfield Trust	090 849 746
2	Westfield Number 2 Sub Trust	090 094 358
3	SA Shopping Centre Trust	093 537 216
4	Bondi Junction Trust	093 553 756

ASIC registered agent number 16234
lodging party or agent name Westfield Limited
office, level, building name or PO Box no. GPO Box 4004
street number & name
suburb/city Sydney state/territory NSW postcode 2001
telephone (02) 9358 7967
facsimile (02) 9358 7241
DX number suburb/city

ASS. CASH. PROC. REQ-A REQ-P

Australian Securities & Investments Commission

form **5111**
Corporations Act 2001
601HG(7)

compliance plan audit report of a registered scheme

name of scheme Westfield America Trust
ARSN 092 058 449
name of responsible entity Westfield America Management Limited
ACN 072 780 619
audit report for financial year ending 31/12 2005

Details of current compliance plan auditor

name (family & given names)
Auditor Registration no:

name of firm Ernst & Young
office level building name The Ernst & Young Centre
street number & name 680 George Street
suburb / city Sydney state / territory NSW postcode 2000
Business Registration number (if applicable) State / Territory registered in

Auditor report

Does the auditor's report (section 601HG(3)) for the financial year contain a qualified opinion:

(a) that the responsible entity has not complied with the scheme's compliance plan during the financial year?
Yes ☐ No ☒

(b) that the compliance plan does not meet the requirements of Part 5C.4 of the Corporations Act 2001?
Yes ☐ No ☒

Certification

I certify that the attached documents marked (A) are a true copy of the audit report required under Section 601HG.

print name Simon Julian Tuxen capacity Company Secretary of the Responsible Entity

sign here [signature] date 31 March 2006.

Small Business (less than 20 employees), please provide an estimate of the time taken to complete this form
Include
- The time actually spent reading the instructions, working on the question and obtaining the information
- The time spent by all employees in collecting and providing this information

hrs mins

A

ERNST & YOUNG

Ernst & Young Centre
680 George Street
Sydney NSW 2000
Australia

GPO Box 2646
Sydney NSW 2001

Tel 61 2 9248 5555
Fax 61 2 9248 5959
DX Sydney Stock
Exchange 10172

INDEPENDENT AUDIT REPORT

To the Directors of Westfield America Management Limited ("WAML"):

Scope

I have audited the compliance plan of the Westfield America Trust ("the scheme") which was established by WAML as the responsible entity for the scheme for the financial year ended 31 December 2005. As directors of the responsible entity you are responsible for the design, documentation, operation and monitoring of the compliance plan and the adequacy of compliance measures contained in the plan, including the relevant internal control systems, policies and procedures, and compliance therewith. These responsibilities are set out in Part 5C.2 of the *Corporations Act 2001* applicable in Australia. I have conducted an independent audit of the compliance plan in order to express an opinion on it to the responsible entity.

My audit has been conducted in accordance with Australian Auditing Standards to provide reasonable assurance regarding the compliance plan. Accordingly, I have performed such tests and procedures as I considered necessary in the circumstances. My procedures included obtaining an understanding of the compliance plan and the compliance measures which it contains and examining, on a test basis, evidence supporting the operation of these compliance measures. These procedures have been undertaken to form an opinion whether, in all material respects, the responsible entity has complied with the compliance plan during the financial year ended 31 December 2005, and the compliance plan continues to meet the requirements of Part 5C.4 of the *Corporations Act 2001* as at that date.

This audit report has been prepared for WAML as the responsible entity of the scheme in accordance with section 601HG of the *Corporations Act 2001*. I disclaim any assumption of responsibility for any reliance on this report to any person other than the responsible entity, or for any purpose other than that for which it was prepared.

Inherent Limitations

Because of the inherent limitations of any compliance plan, it is possible that fraud, error or non-compliance with laws and regulations may occur and not be detected. An audit is not designed to detect all weaknesses in a compliance plan and the compliance measures in the plan as an audit is not performed continuously throughout the financial year and the audit procedures performed on the compliance plan and compliance measures are undertaken on a test basis.

Any projection of the evaluation of the compliance plans to future periods is subject to the risk that the compliance measures in the plan may become inadequate because of changes in conditions or circumstances, or that the degree of compliance with them may deteriorate.

ERNST & YOUNG

The audit opinion expressed in this report has been formed on the above basis.

Audit Opinion

In my opinion, in all material respects:

(a) Westfield America Management Limited has complied with the compliance plan of the scheme for the financial year ended 31 December 2005; and

(b) the compliance plan continues to meet the requirements of Part 5C.4 of the *Corporations Act 2001* as at that date.

Ernst & Young

Chris Westworth

Partner

Sydney

Date: 28 March 2006

31 March 2006

Westfield

Westfield Group
Level 24, Westfield Towers
100 William Street
Sydney NSW 2011
GPO Box 4004
Sydney NSW 2001
Australia
Telephone 02 9358 7000
Facsimile 02 9358 7077
Internet www.westfield.com

The Manager
Company Announcements Office
Australian Stock Exchange Limited
Level 4, Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam

RE: WESTFIELD GROUP (ASX:WDC)
Meeting documents being despatched to members

The following documents have been despatched to Members:

1. Notice of Meeting for the Annual General Meeting of Westfield Holdings Limited to be held on Tuesday 2 May 2006 commencing at 10.00 am; and
2. Proxy form in respect of the 2 May 2006 Annual General Meeting of Westfield Holdings Limited.

Copies of these documents are attached.

The Annual Report Westfield Holdings Limited and its controlled entities and the Annual Reports for each of Westfield Trust and Westfield America Trust, copies of which were lodged with the Exchange on 31 March 2006, have also been despatched to Members.

Yours faithfully
WESTFIELD GROUP

Simon Tuxen
Company Secretary

encl

Westfield Holdings Limited Notice of Meeting & Explanatory Notes

Westfield Holdings Limited ABN 66 001 671 496

Annual General Meeting Of Westfield Holdings Limited

Westin Hotel,
Grand Ballroom,
1 Martin Place, Sydney

Tuesday 2 May 2006
Commencing at 10.00 am








Westfield



Westfield Holdings Limited
ABN 66 001 671 496
Level 24, Westfield Towers
100 William Street
Sydney NSW 2011
GPO Box 4004
Sydney NSW 2001
Australia
www.westfield.com

28 March 2006

Dear Member

I am pleased to invite you to attend the Annual General Meeting of Westfield Holdings Limited ("AGM") on Tuesday, 2 May 2006.

The AGM will be held at the Grand Ballroom of the Westin Hotel, 1 Martin Place, Sydney commencing at 10.00 am. Registration for the meeting will commence at 9.15 am.

The notice of meeting, explanatory notes and a map setting out the venue location are included in this booklet. A proxy form is also enclosed.

The AGM will be webcast live on the company's website at www.westfield.com/corporate and will also be archived on this site for later viewing.

If you are unable to attend the AGM, I encourage you to complete and return the proxy form to Computershare Investor Services Pty Limited either by mailing it using the enclosed reply-paid envelope or by sending it by fax to (03) 9473 2118. Alternatively, you can lodge your proxy on-line at www.westfield.com/corporate/investor. Proxies must be received no later than 10.00 am on Sunday, 30 April 2006.

Yours sincerely

Chairman

Notice is hereby given that the Annual General Meeting of Members of Westfield Holdings Limited ("Company") will be held at the Grand Ballroom, Westin Hotel, 1 Martin Place, Sydney, on Tuesday 2 May 2006 commencing at 10.00am.

Additional information concerning the proposed resolutions is contained in the Explanatory Notes which accompany and form part of this Notice of Meeting.

The business to be considered at the meeting is as follows:

1 **Financial Statements and Reports**
To discuss the Company's financial statements and reports for the year ended 31 December 2005.

2 **Remuneration Report**
To consider and, if thought fit, to pass the following resolution as an ordinary resolution of the Company:

THAT the Company's Remuneration Report for the year ended 31 December 2005 be approved.

Election Of Directors
To consider and, if thought fit, to pass the following resolutions as ordinary resolutions of the Company:

3 **THAT** David M Gonski AO, being a Director who retires by rotation in accordance with the Company's Constitution and, being eligible, offers himself for re-election, is re-elected as a Director of the Company.

4 **THAT**, Stephen P Johns, being a Director who retires by rotation in accordance with the Company's Constitution and, being eligible, offers himself for re-election, is re-elected as a Director of the Company.

5 **THAT** Steven M Lowy, being a Director who retires by rotation in accordance with the Company's Constitution and, being eligible, offers himself for re-election, is re-elected as a Director of the Company.

6 **THAT** Carla M Zampatti AM, being a Director who retires by rotation in accordance with the Company's Constitution and, being eligible, offers herself for re-election, is re-elected as a Director of the Company.

Proxies
If you do not plan to attend the meeting in person, you are encouraged to complete and return the Proxy Form which accompanies this Notice of Meeting.

> A Member entitled to attend and vote at the meeting is entitled to appoint a proxy to attend and vote for the Member at the meeting.

> If a Member is entitled to two or more votes, they may appoint two proxies and each proxy must be appointed to represent a specified proportion of the Member's voting rights. If you wish to appoint a second proxy, please contact the Company's Registry, Computershare Investor Services Pty Limited, on 1300 132 211 for the relevant form.

> A proxy need not be a Member.

> To be valid, the Proxy Form and any power of attorney or other authority (if any) under which it is signed (or a certified copy of it) must be received before 10.00 am (Sydney Time) on Sunday 30 April 2006 ("Proxy Deadline").

Proxy forms may be submitted in one of the following ways:

i) by post in the reply paid envelope provided. Please allow sufficient time so that it reaches Computershare Investor Services Pty Limited by the Proxy Deadline.

ii) online at www.westfield.com/corporate/investor. You will need your Security Holder Reference Number (SRN) or Holder Identification Number (HIN) which is shown in the top right corner of the Proxy Form;

iii) by facsimile transmission to Computershare Investor Services Pty Limited on (03) 9473 2118;

iv) by hand delivery to Computershare Investor Services Pty Limited, Level 2, 60 Carrington Street, Sydney NSW 2000; or

v) by delivery or facsimile transmission to the registered office of the Company at Level 24, 100 William Street, Sydney, Fax (02) 9357 7131.

Any Proxy Form submitted by any of the above means must be received by the Proxy Deadline.

Corporate Representative
If your holding is registered in a company name, a corporate shareholder may appoint a person to act as its representative to attend the meeting by providing that person with:

i) a letter or certificate authorising him or her as the company's representative, executed in accordance with the company's constitution; or

ii) a copy of the resolution appointing the representative, certified by a secretary or director of the corporate shareholder.

Entitlement To Vote
Only registered holders of Westfield Group stapled securities as at 7.00 pm (Sydney Time) on Friday, 28 April 2006 will be eligible to attend and vote at the meeting.

A Member of the Company who is entitled to vote at the meeting may submit a written question to the auditor if the question is relevant to:

> the content of the auditor's report to be considered at the meeting; or

> the conduct of the audit of the annual financial report to be considered at the meeting.

The question may be submitted by giving it to the Company no later than the fifth business day before the meeting is to be held.

By Order of the Board.

Company Secretary

Sydney, 28 March 2006

Explanatory Notes

Item 2
Remuneration Report

Changes to the Corporations Act 2001 ("Corporations Act") introduced in 2004 have expanded the disclosure requirements for listed companies applying to director and executive remuneration, such that the Directors' Report must now include a section called the "Remuneration Report". This report is set out on pages 93 to 105 of the Annual Report. Additionally, the Corporations Act requires listed companies to put the Remuneration Report for each financial year to a resolution of members at the Company's Annual General Meeting. Under the Corporations Act, the vote is advisory only, and does not bind the Directors.



Item 3
Re-election of David M Gonski AO

David Gonski was appointed a non-executive Director of Westfield Holdings Limited in November 1985 and is a member of the Audit & Compliance, Remuneration and Nomination Committees. Mr Gonski is also a Director of Westfield Management Limited and Westfield America Management Limited (the responsible entities of Westfield Trust and Westfield America Trust respectively).

Mr Gonski is chairman of Investec Bank Australia Limited and Coca-Cola Amatil Limited. He is a director of ANZ Banking Group Limited. He is president of the Art Gallery of NSW Trust, chairman of the Australia Council and Chancellor of the University of NSW.

Mr Gonski holds degrees in law and commerce from the University of NSW.

Mr Gonski's interests in securities in the Westfield Group are disclosed in the Annual Report. The Board considers that Mr Gonski is an independent director.



Item 4
Re-election of Stephen P Johns

Stephen Johns is a non-executive Director of Westfield Holdings Limited. He was formerly an executive of Westfield and was appointed as a Director of Westfield Holdings Limited and Westfield Management Limited in 1985 and of Westfield America Management Limited in 1996. Mr Johns held a number of positions within Westfield, including Group Finance Director from 1985 to 2002, and became a non-executive Director of the three boards in October 2003. He is a member of the Westfield Group Audit & Compliance Committee and of the Board Risk Management Committee.

Mr Johns holds a Bachelor of Economics degree from the University of Sydney and is a fellow of the Institute of Chartered Accountants in Australia.

Mr Johns is chairman of the Spark Infrastructure Group, a director of Brambles Industries Limited, Brambles Industries plc, Sydney Symphony Orchestra Holdings Pty Limited, Ascham Foundation Limited and a member of the Council of Governors of Ascham School.

Mr Johns' interests in securities in the Westfield Group are disclosed in the Annual Report.



Item 5

Re-election of Steven M Lowy

Steven Lowy is Group Managing Director of the Westfield Group and an executive Director of Westfield Holdings Limited. He commenced with Westfield in 1987, was appointed as an executive Director of Westfield Holdings Limited in 1989 and became Managing Director in 1997. Mr Lowy is also an executive Director of Westfield Management Limited and Westfield America Management Limited (the responsible entities of Westfield Trust and Westfield America Trust respectively).

Mr Lowy is a director of the Victor Chang Cardiac Research Institute, the Lowy Institute for International Policy, a trustee of the Art Gallery of NSW Trust and an inaugural member of the Prime Minister's Business – Government Advisory Group on National Security.

Steven Lowy is the son of Frank Lowy, the Chairman of the Westfield Group, and the brother of Peter Lowy, the Group Managing Director of the Westfield Group, and David Lowy, the Deputy Chairman of the Westfield Group.

Mr Lowy holds a Bachelor of Commerce (Honours) degree from the University of New South Wales.

Mr Lowy is deemed to have a relevant interest in securities which account for 9.5% of the issued capital of the Westfield Group as disclosed in the Annual Report.



Item 6

Re-election of Carla M Zampatti AM

Carla Zampatti was appointed a non-executive Director of Westfield Holdings Limited in April 1997 and is a member of the Nomination Committee. Ms Zampatti is also a Director of Westfield Management Limited and Westfield America Management Limited (the responsible entities of Westfield Trust and Westfield America Trust respectively).

Ms Zampatti is executive chairman of the Carla Zampatti Group. She is chairman of the Special Broadcasting Service (SBS), a director of McDonalds Australia Limited and a trustee of the Sydney Theatre Company Foundation Trust.

Ms Zampatti's interests in securities in the Westfield Group are disclosed in the Annual Report. The Board considers that Ms Zampatti is an independent director.

Directions to the Meeting

The Westin Hotel is centrally located in Martin Place and is within easy walking distance of both Wynyard and Martin Place stations and the Wynyard bus interchange.



MARGARET ST
CURTIN STREET
O'CONNELL STREET
BLIGH STREET
HUNTER ST
WYNYARD STATION
CARRINGTON STREET
WYNYARD LANE
YORK STREET
KENT STREET
CLARENCE STREET
ASH ST
PITT STREET
MARTIN PLACE
MARTIN PL STATION
GEORGE STREET
WESTIN HOTEL
CASTLEREAGH STREET
ELIZABETH STREET
PHILLIP STREET
MACQUARIE STREET
KING STREET

westfield.com


Westfield



Westfield Holdings Limited
ABN 66 001 671 496



Proxy Form

All correspondence to:
Computershare Investor Services Pty Limited
GPO Box 7045 Sydney
New South Wales 2001 Australia
Enquiries (within Australia) 1300 132 211
(outside Australia) 61 3 9415 4070
Facsimile 61 3 9473 2500
www.computershare.com
All Proxies Facsimile to: 61 3 9473 2118

Mark this box with an 'X' if you have made any changes to your address details (see reverse) 

Appointment of Proxy

I/We being a member/s of Westfield Holdings Limited and entitled to attend and vote hereby appoint

 the Chairman of the Meeting (mark with an 'X') **OR**  If you are not appointing the Chairman of the Meeting as your proxy please write here the full name of the individual or body corporate (excluding the registered securityholder) you are appointing as your proxy.

or failing the individual or body corporate named, or if no individual or body corporate is named, the Chairman of the Meeting, as my/our proxy to act generally at the Meeting on my/our behalf and to vote in accordance with the following directions (or if no directions have been given, as the proxy sees fit) at the Annual General Meeting of Westfield Holdings Limited at the Grand Ballroom, Westin Hotel, 1 Martin Place, Sydney on Tuesday 2 May 2006 commencing at 10:00am and at any adjournment of the Meeting.

Voting directions to your proxy - please mark  to indicate your directions

Item		For	Against	Abstain*
2.	That the Company's Remuneration Report for the year ended 31 December 2005 be approved.			
3.	To re-elect David M Gonski AO as a Director of the Company.			
4.	To re-elect Stephen P Johns as a Director of the Company.			
5.	To re-elect Steven M Lowy as a Director of the Company.			
6.	To re-elect Carla M Zampatti AM as a Director of the Company.			



The Chairman of the Meeting intends to vote undirected proxies in favour of each item of business.

* If you mark the Abstain box for a particular item, you are directing your proxy not to vote on your behalf on a show of hands or on a poll and your votes will not be counted in computing the required majority on a poll.

PLEASE SIGN HERE

This section *must* be signed in accordance with the instructions overleaf to enable your directions to be implemented.

Individual or Securityholder 1	Securityholder 2	Securityholder 3
Sole Director and Sole Company Secretary	Director	Director/Company Secretary

Contact Name ____ Contact Daytime Telephone ____ Date / /

 W D C 1 3 P R 011897 - V4

How to complete this Proxy Form

1 Your Address

This is your address as it appears on the Westfield Group's securityholders' register. If this information is incorrect, please mark the box and make the correction on the form. Securityholders sponsored by a broker (in which case your reference number overleaf will commence with an 'x') should advise your broker of any changes. **Please note, you cannot change ownership of your securities using this form.**

2 Appointment of a Proxy

If you wish to appoint the Chairman of the Meeting as your proxy, mark the box. If the individual or body corporate you wish to appoint as your proxy is someone other than the Chairman of the Meeting please write the full name of that individual or body corporate. If you leave this section blank, or your named proxy does not attend the Meeting, the Chairman of the Meeting will be your proxy. A proxy need not be a securityholder of Westfield Group. Do not write the name of the issuer company or the registered securityholder in the space.

3 Votes on Items of Business

You may direct your proxy how to vote by placing a mark in one of the boxes opposite each item of business. All your securities will be voted in accordance with such a direction unless you indicate only a portion of voting rights are to be voted on any item by inserting the percentage or number of securities you wish to vote in the appropriate box or boxes. If you do not mark any of the boxes on a given item, your proxy may vote as he or she chooses. If you mark more than one box on an item your vote on that item will be invalid.

4 Appointment of a Second Proxy

You are entitled to appoint up to two proxies to attend the Meeting and vote on a poll. If you wish to appoint a second proxy, an additional Proxy Form may be obtained by telephoning Westfield Group's securityholder registry or you may copy this form.

To appoint a second proxy you must:

(a) on each of the first Proxy Form and the second Proxy Form state the percentage of your voting rights or number of securities applicable to that form. If the appointments do not specify the percentage or number of votes that each proxy may exercise, each proxy may exercise half your votes. Fractions of votes will be disregarded.

(b) return both forms together in the same envelope.

5 Signing Instructions

You must sign this form as follows in the spaces provided:

Individual:	where the holding is in one name, the holder must sign.
Joint Holding:	where the holding is in more than one name, all of the securityholders should sign.
Power of Attorney:	to sign under Power of Attorney, you must have already lodged this document with the registry. If you have not previously lodged this document for notation, please attach a certified photocopy of the Power of Attorney to this form when you return it.
Companies:	where the company has a Sole Director who is also the Sole Company Secretary, this form must be signed by that person. If the company (pursuant to section 204A of the Corporations Act 2001) does not have a Company Secretary, a Sole Director can also sign alone. Otherwise this form must be signed by a Director jointly with either another Director or a Company Secretary. Please indicate the office held by signing in the appropriate place.

If a representative of a corporate securityholder or proxy is to attend the Meeting the appropriate "Certificate of Appointment of Corporate Representative" should be produced prior to admission. A form of the certificate may be obtained from Westfield Group's securityholder registry.

Lodgement of a Proxy

To be effective, a duly completed proxy form and (where applicable) any power of attorney or a certified copy of the power of attorney must be received by Computershare or at the registered office of Westfield Holdings Limited at an address set out below or submitted online at www.westfield.com/corporate/investor, not less than 48 hours before the time for commencement of the Meeting.

197GM40133

Documents may be lodged using the reply paid envelope or:

IN PERSON	Registered Office - Level 24, Westfield Towers, 100 William Street, Sydney NSW 2011 Australia
	Securityholder Registry - Computershare Investor Services Pty Limited, Level 2, 60 Carrington Street, Sydney NSW 2000 Australia
BY MAIL	Registered Office - Level 24, Westfield Towers, 100 William Street, Sydney NSW 2011 Australia
	Securityholder Registry - Computershare Investor Services Pty Limited, GPO Box 242, Melbourne VIC 8060 Australia
BY FAX	Registered Office - 612 9357 7131
	Securityholder Registry - 613 9473 2118

31 March 2006

Westfield

Westfield Group
Level 24, Westfield Towers
100 William Street
Sydney NSW 2011
GPO Box 4004
Sydney NSW 2001
Australia

Telephone 02 9358 7000
Facsimile 02 9358 7077
Internet www.westfield.com

The Manager
Company Announcements Office
Australian Stock Exchange Limited
Level 4, Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam

RE: WESTFIELD GROUP (ASX:WDC)
Annual Financial Reports for Westfield Holdings Limited, Westfield Trust and Westfield America Trust

The following documents are attached:

1. Annual Financial Report for the Westfield Group comprising Westfield Holdings Limited and its Controlled Entities for the financial year ended 31 December 2005;
2. Annual Financial Report for the Westfield Trust for the financial year ended 31 December 2005; and
3. Annual Financial Report for the Westfield America Trust for the financial year ended 31 December 2005.

Yours faithfully
WESTFIELD GROUP

Simon Tuxen
Company Secretary

encl

Australian Securities &
Investments Commission

RECEIVED

2006 SEP 18 A 11:43

OFFICE OF INTERNATIONAL CORPORATE FINANCE

OFFICE USE ONLY: 1F

Form 484
Corporations Act 2001

Change to company details

Sections A, B or C may be lodged independently with this signed cover page to notify ASIC of:

A1 Change of address
A2 Change of name - officeholders or members
A3 Change - ultimate holding company

B1 Cease company officeholder
B2 Appoint company officeholder
B3 Special purpose company

C1 Cancellation of shares
C2 Issue of shares
C3 Change to share structure
C4 Changes to the register of members

All mandatory fields will be identified with an *.

If there is insufficient space in any section of the form, you may photocopy the relevant page(s) and submit as part of this lodgement

Company details

Refer to guide for information about corporate key

Company name *
Westfield Holdings Limited

ACN/ABN *
66 001 671 496

Corporate key *
09623128

Lodgement details

Who should ASIC contact if there is a query about this form?

Name
Graeme Blackett

ASIC registered agent number (if applicable)
16234

Telephone number
02 9358 7967

Postal address
GPO Box 4004
Sydney NSW 2001

Total number of pages including this cover sheet
3

Please provide an estimate of the time taken to complete this form.
hrs mins

Signature

This form must be signed by a current officeholder of the company.

This form must be **SIGNED** and **DATED** by a current officeholder after it is **PRINTED**

I certify that the information in this cover sheet and the attached sections of this form are true and complete.

Name *
Simon Julian Tuxen

Capacity *
☐ Director
☑ Company secretary

Signature
[signature]

Date signed
31/03/2006 (dd/mm/yyyy)

Lodgement

Send completed and signed forms to:
Australian Securities and Investments Commission,
PO Box 4000, Gippsland Mail Centre VIC 3841.

Or lodge the form electronically by visiting the ASIC website
www.asic.gov.au

For help or more information
Telephone 03 5177 3988
Email Click here to send ASIC an email.
Web www.asic.gov.au

Change Notification Page

Please notify the changes you wish to make by selecting at least one of the tick boxes available below. Your tickbox selections will generate the appropriate section(s) which will appear after this page.

A1 ☐ Change of address
A2 ☐ Change a name for officeholder or members
A3 ☐ Change of ultimate holding company details
B1 ☐ Cease an officeholder
B2 ☐ Appoint an officeholder
B3 ☐ Change to special purpose company status

Click on the button below if you need assistance in making your selection

Form 484 Guide

Once you have made all your selections, scroll down to complete the required sections

To notify ASIC of changes to the shares and/or members register, select the appropriate tickbox below.
Please wait until the table displays showing the appropriate sections that you should complete.

	C1 - Cancellation of shares	C2 - Issue of shares	C3 - Change to share structure table	C4 - Change to members register
C ☑ **Issue of shares** ☐ Proprietary company ☑ Public company ☐ if in response to the Annual company statement ☑ if not in response to the Annual company statement				

C ☐ **Cancellation of shares**

C ☐ **Transfer of shares**

C ☐ **Changes to amounts paid**

C ☐ **Changes to beneficial ownership**

Once you have made all your selections, scroll down to complete the required sections

To notify ASIC about a division or conversion of a class of shares, you must lodge a form 211 within 28 days of the change occurring.

To notify ASIC about a conversion of shares into larger or smaller numbers, you must lodge a form 2205B within 28 days of the change occurring.

C2 Issue of shares

List details of new share issues in the following table.

Share class code	Number of shares issued	Amount paid per share	Amount unpaid per share
ORD	220070	$4.54	nil
ORD	366619	$4.55	nil

Earliest date of change

Please indicate the earliest date that any of the above changes occurred *

27/03/2006 (dd/mm/yyyy)

If shares were issued for other than cash, were some or all shares issued under a written contract?

☐ **Yes**
if yes, proprietary companies must also lodge a Form 207Z certifying that all stamp duties have been paid. Public companies must also lodge a Form 207Z and either a Form 208 or a copy of the contract.

☐ **No**
if no, proprietary companies are not required to provide any further documents with this form. Public companies must also lodge a Form 208.

Lodgement details

Is this document being lodged to update the Annual Company Statement that was sent to you?

☐ Yes

☑ No

29 March 2006

Westfield

Westfield Group
Level 24, Westfield Towers
100 William Street
Sydney NSW 2011
GPO Box 4004
Sydney NSW 2001
Australia

Telephone 02 9358 7000
Facsimile 02 9358 7077
Internet www.westfield.com

The Manager
Company Announcements Office
Australian Stock Exchange Limited
Level 4, Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam

RE: WESTFIELD GROUP (ASX:WDC)
ISSUE OF STAPLED SECURITIES PURSUANT TO EXERCISE OF OPTIONS

Please be advised that 366,619 ordinary stapled securities (the "New Securities") have been issued as a consequence of the exercise of options held by Deutsche Bank AG.

The New Securities will rank for distributions from 1 January 2006 and will rank equally with other stapled securities currently on issue.

Yours faithfully
WESTFIELD GROUP

Simon Tuxen
Company Secretary

encl

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

Westfield Group

ABN

Westfield Holdings Limited ABN 66 001 671 496
Westfield Trust ARSN 090 849 746
Westfield America Trust ARSN 092 058 449

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary stapled securities
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	366,619
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Not applicable

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes.
5	Issue price or consideration	$5,000,000
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	The stapled securities were issued as a consequence of the exercise of unquoted options issued to Deutsche Bank AG.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	29 March 2006

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	1,759,722,974	Ordinary stapled-securities

+ See chapter 19 for defined terms.

9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
313,500	Options (Deutsche Bank)
28,089,524	Options (Westfield America Trust)
932,700	Options (Executive)

10 Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)

There will be no change in distribution policy

Part 2 - Bonus issue or pro rata issue

11 Is security holder approval required?

N/A

12 Is the issue renounceable or non-renounceable?

N/A

13 Ratio in which the +securities will be offered

N/A

14 +Class of +securities to which the offer relates

N/A

15 +Record date to determine entitlements

N/A

16 Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?

N/A

17 Policy for deciding entitlements in relation to fractions

N/A

18 Names of countries in which the entity has +security holders who will not be sent new issue documents

Note: Security holders must be told how their entitlements are to be dealt with.

Cross reference: rule 7.7.

N/A

19 Closing date for receipt of acceptances or renunciations

N/A

+ See chapter 19 for defined terms.

20	Names of any underwriters	N/A
21	Amount of any underwriting fee or commission	N/A
22	Names of any brokers to the issue	N/A
23	Fee or commission payable to the broker to the issue	N/A
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A
25	If the issue is contingent on +security holders' approval, the date of the meeting	N/A
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A
28	Date rights trading will begin (if applicable)	N/A
29	Date rights trading will end (if applicable)	N/A
30	How do +security holders sell their entitlements *in full* through a broker?	N/A
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	N/A

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A
33	+Despatch date	N/A

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☑ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	N/A
39	Class of +securities for which quotation is sought	N/A
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	N/A
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	N/A

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)	N/A	

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: (Company secretary) Date: 29 March 2006

Print name: Simon Julian Tuxen

== == == == ==

+ See chapter 19 for defined terms.

27 March 2006

Westfield

Westfield Group
Level 24, Westfield Towers
100 William Street
Sydney NSW 2011
GPO Box 4004
Sydney NSW 2001
Australia

Telephone 02 9358 7000
Facsimile 02 9358 7077
Internet www.westfield.com

The Manager
Company Announcements Office
Australian Stock Exchange Limited
Level 4, Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam

RE: WESTFIELD GROUP (ASX:WDC)
ISSUE OF STAPLED SECURITIES PURSUANT TO EXERCISE OF OPTIONS

Please be advised that 220,070 ordinary stapled securities (the "New Securities") have been issued as a consequence of the exercise of options held by Deutsche Bank AG.

The New Securities will rank for distributions from 1 January 2006 and will rank equally with other stapled securities currently on issue.

Yours faithfully
WESTFIELD GROUP

Simon Tuxen
Company Secretary

encl

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement,
application for quotation of additional securities
and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

Westfield Group

ABN

Westfield Holdings Limited ABN 66 001 671 496
Westfield Trust ARSN 090 849 746
Westfield America Trust ARSN 092 058 449

We (the entity) give ASX the following information.

Part 1 - All issues
You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary stapled securities
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	220,070
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Not applicable

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes.
5	Issue price or consideration	$3,000,000
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	The stapled securities were issued as a consequence of the exercise of unquoted options issued to Deutsche Bank AG.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	27 March 2006

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	1,759,356,355	Ordinary stapled-securities

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	318,500 28,089,524 932,700	Options (Deutsche Bank) Options (Westfield America Trust) Options (Executive)

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	There will be no change in distribution policy

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	N/A
12	Is the issue renounceable or non-renounceable?	N/A
13	Ratio in which the +securities will be offered	N/A
14	+Class of +securities to which the offer relates	N/A
15	+Record date to determine entitlements	N/A
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	N/A
17	Policy for deciding entitlements in relation to fractions	N/A
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	N/A
19	Closing date for receipt of acceptances or renunciations	N/A

+ See chapter 19 for defined terms.

20	Names of any underwriters	N/A
21	Amount of any underwriting fee or commission	N/A
22	Names of any brokers to the issue	N/A
23	Fee or commission payable to the broker to the issue	N/A
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A
25	If the issue is contingent on +security holders' approval, the date of the meeting	N/A
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A
28	Date rights trading will begin (if applicable)	N/A
29	Date rights trading will end (if applicable)	N/A
30	How do +security holders sell their entitlements *in full* through a broker?	N/A
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	N/A

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A
33	+Despatch date	N/A

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☑ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	N/A
39	Class of +securities for which quotation is sought	N/A
40.	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	N/A
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	N/A

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class
N/A	

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty
- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: (Company secretary) Date: 27 March 2006

Print name: Simon Julian Tuxen

== == == == ==

+ See chapter 19 for defined terms.

23 March 2006



Westfield Group
Level 24, Westfield Towers
100 William Street
Sydney NSW 2011
GPO Box 4004
Sydney NSW 2001
Australia

Telephone 02 9358 7000
Facsimile 02 9358 7077
Internet www.westfield.com

The Manager
Company Announcements Office
Australian Stock Exchange Limited
Level 4, Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam

RE: WESTFIELD GROUP (ASX:WDC)
ALLOCATION OF INTEREST EXPENSE

In response to market queries regarding the allocation of interest expense by Business Segment for modelling purposes, additional information is attached in respect of the annual amortisation amounts of the fixed interest rate mark to market benefit recognised at the time of the Westfield Group Merger (July 2004).

This information should be read in conjunction with the following Slides from the 2005 Westfield Group Annual Results Presentation, released to the ASX on Monday 20 February 2006:

- Slide 32 - Segment Definitions
- Slide 45 - Interest Rate Hedging Profile

Yours faithfully
WESTFIELD GROUP

Simon Tuxen
Company Secretary

encl



Annual amortisation amounts of the fixed interest rate mark to market benefit recognised at the time of the Westfield Group Merger (July 2004).

Year ending	US$ fixed interest rate loans and swaps	A$ and NZ$ fixed interest rate loans and swaps
	P&L amortisation benefit / (charge)	
	million	million
31 December 2006	**US$67.8**	**(A$6.6)**
31 December 2007	**US$57.6**	**(A$8.1)**
31 December 2008	**US$44.7**	**(A$10.4)**
31 December 2009	**US$35.3**	**(A$9.0)**
31 December 2010	**US$18.7**	**(A$9.1)**
31 December 2011	**US$9.8**	**(A$6.6)**

Sent 17/3/06

SENDER TO KEEP

BN4461062
OFFICE USE ONLY: 1F

RECEIVED

2006 SEP 18 A 11:28

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Australian Securities & Investments Commission

Form 484
Corporations Act 2001

Change to company details

Sections A, B or C may be lodged independently with this signed cover page to notify ASIC of:

A1 Change of address
A2 Change of name - officeholders or members
A3 Change - ultimate holding company

B1 Cease company officeholder
B2 Appoint company officeholder
B3 Special purpose company

C1 Cancellation of shares
C2 Issue of shares
C3 Change to share structure
C4 Changes to the register of members

All mandatory fields will be identified with an *.

If there is insufficient space in any section of the form, you may photocopy the relevant page(s) and submit as part of this lodgement

Company details

Refer to guide for information about corporate key

Company name *
Westfield Holdings Limited

ACN/ABN *
66 001 671 496

Corporate key *
09623128

Lodgement details

Who should ASIC contact if there is a query about this form?

Name
Graeme Blackett

ASIC registered agent number (if applicable)
16234

Telephone number
02 9358 7967

Postal address
GPO Box 4004
Sydney NSW 2001

Total number of pages including this cover sheet
3

Please provide an estimate of the time taken to complete this form.
hrs mins

Signature

This form must be signed by a current officeholder of the company.

I certify that the information in this cover sheet and the attached sections of this form are true and complete.

Name *
Simon Julian Tuxen

Capacity *
☐ Director
☑ Company secretary

Signature
[signature]

Date signed
17/03/2006 (dd/mm/yyyy)

This form must be SIGNED and DATED by a current officeholder after it is PRINTED

Lodgement

Send completed and signed forms to:
Australian Securities and Investments Commission,
PO Box 4000, Gippsland Mail Centre VIC 3841.

Or lodge the form electronically by visiting the ASIC website
www.asic.gov.au

For help or more information
Telephone 03 5177 3988
Email Click here to send ASIC an email.
Web www.asic.gov.au

Change Notification Page

Please notify the changes you wish to make by selecting at least one of the tick boxes available below. Your tickbox selections will generate the appropriate section(s) which will appear after this page.

- A1 ☐ Change of address
- A2 ☐ Change a name for officeholder or members
- A3 ☐ Change of ultimate holding company details
- B1 ☐ Cease an officeholder
- B2 ☐ Appoint an officeholder
- B3 ☐ Change to special purpose company status

Click on the button below if you need assistance in making your selection

Form 484 Guide

Once you have made all your selections, scroll down to complete the required sections

To notify ASIC of changes to the shares and/or members register, select the appropriate tickbox below.
Please wait until the table displays showing the appropriate sections that you should complete.

	C1 - Cancellation of shares	C2 - Issue of shares	C3 - Change to share structure table	C4 - Change to members register
C ☑ **Issue of shares** ☐ Proprietary company ☑ Public company ☐ if in response to the Annual company statement ☑ if not in response to the Annual company statement				

- C ☐ **Cancellation of shares**
- C ☐ **Transfer of shares**
- C ☐ **Changes to amounts paid**
- C ☐ **Changes to beneficial ownership**

Once you have made all your selections, scroll down to complete the required sections

To notify ASIC about a division or conversion of a class of shares, you must lodge a form 211 within 28 days of the change occurring.

To notify ASIC about a conversion of shares into larger or smaller numbers, you must lodge a form 2205B within 28 days of the change occurring.

C2 Issue of shares

List details of new share issues in the following table.

Share class code	Number of shares issued	Amount paid per share	Amount unpaid per share
ORD	1307	nil	nil
ORD	368300	$4.53	nil
ORD	294222	$4.53	nil

Earliest date of change

Please indicate the earliest date that any of the above changes occurred *

07/03/2006 (dd/mm/yyyy)

If shares were issued for other than cash, were some or all shares issued under a written contract?

☐ **Yes**

if yes, proprietary companies must also lodge a Form 207Z certifying that all stamp duties have been paid. Public companies must also lodge a Form 207Z and either a Form 208 or a copy of the contract.

☐ **No**

if no, proprietary companies are not required to provide any further documents with this form. Public companies must also lodge a Form 208.

Lodgement details

Is this document being lodged to update the Annual Company Statement that was sent to you?

☐ Yes

☑ No

RECEIVED
2006 SEP 18 A 11:28
OFFICE OF INTERNATIONAL CORPORATE FINANCE

16 March 2006

Westfield

Westfield Holdings Limited
Level 24, Westfield Towers
100 William Street
Sydney NSW 2011
GPO Box 4004
Sydney NSW 2001
Australia

Telephone 02 9358 7707
Facsimile 02 9358 7241
Internet www.westfield.com

Mr Daniel Rake
Manager, Client Services
Public Information Program
PO Box 4000
GIPPSLAND MAIL CENTRE VIC 3841

Dear Mr Rake

RE: Amendments to Form 484 – Change to Company Details
Westfield Holdings Limited
Document Number: 022652869

We refer to your correspondence regarding the above. Please note that the Form 484 for Westfield Holdings Limited dated 19 December 2005, was inadvertently produced by our Corporate Register System.

We confirm that Peter Kenneth Allen is not a director of Westfield Holdings Limited.

Could you please remove Document Number 022652869 from ASIC's database.

Yours faithfully

Graeme Blackett
Assistant Company Secretary

LIFT & PEEL SENDER TO KEEP
CN7113923





ASIC

Australian Securities & Investments Commission

ASIC Information Processing Centre
14 – 22 Grey Street, Traralgon
PO Box 4000
Gippsland Mail Centre VIC 3841

Customer Enquiries: (03) 5177 3988
Facsimile: (03) 5177 3999
ASIC Homepage: www.asic.gov.au

015/55

Westfield Holdings Ltd
'Westfield Towers' Level 24
100 William Street
WOOLLOOMOOLOO NSW 2011

01 February 2006

Dear Sir/Madam,

WESTFIELD HOLDINGS LTD
ACN 001 671 496
CHANGE TO COMPANY DETAILS

On 03 January 2006 the Australian Securities and Investments Commission (ASIC) received a document, document number 022652869, which was submitted on your behalf by your agent.

As the document was not properly completed it was returned to your agent on 04 January 2006 with a letter requesting that the document be corrected and returned to us by 25 January 2006. A copy of that letter is enclosed. Our records show that the document has still not been returned to ASIC.

ASIC is of the view that the document has not been properly lodged as required by the Corporations Act 2001. We would appreciate your co-operation in ensuring that the document is corrected and returned to ASIC so that its lodgement can be finalised.

As you may require more time to finalise this matter we have extended the date by which the document must be returned to us to 22 February 2006. Your prompt action will help us to provide an accurate and up to date database.

If you need assistance or require further information, please visit our website www.asic.gov.au, email info.enquiries@asic.gov.au, or telephone ASIC on (03) 5177 3988.

15 March 2006

Westfield

Westfield Group
Level 24, Westfield Towers
100 William Street
Sydney NSW 2011
GPO Box 4004
Sydney NSW 2001
Australia
Telephone 02 9358 7000
Facsimile 02 9358 7077
Internet www.westfield.com

The Manager
Company Announcements Office
Australian Stock Exchange Limited
Level 4, Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam

RE: WESTFIELD GROUP (ASX:WDC)
ISSUE OF STAPLED SECURITIES PURSUANT TO EXERCISE OF OPTIONS

Please be advised that 294,222 ordinary stapled securities (the "New Securities") have been issued as a consequence of the exercise of options held by Deutsche Bank AG.

The New Securities will rank for distributions from 1 January 2006 and will rank equally with other stapled securities currently on issue.

Yours faithfully
WESTFIELD GROUP

Simon Tuxen
Company Secretary

encl

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement,
application for quotation of additional securities
and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

Westfield Group

ABN

Westfield Holdings Limited ABN 66 001 671 496
Westfield Trust ARSN 090 849 746
Westfield America Trust ARSN 092 058 449

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary stapled securities
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	294,222
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Not applicable

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes.
5	Issue price or consideration	$4,000,000
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	The stapled securities were issued as a consequence of the exercise of unquoted options issued to Deutsche Bank AG.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	15 March 2006

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	1,759,136,285	Ordinary stapled-securities

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	321,500	Options (Deutsche Bank)
		28,089,524	Options (Westfield America Trust)
		932,700	Options (Executive)

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	There will be no change in distribution policy

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	N/A
12	Is the issue renounceable or non-renounceable?	N/A
13	Ratio in which the +securities will be offered	N/A
14	+Class of +securities to which the offer relates	N/A
15	+Record date to determine entitlements	N/A
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	N/A
17	Policy for deciding entitlements in relation to fractions	N/A
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	N/A
19	Closing date for receipt of acceptances or renunciations	N/A

+ See chapter 19 for defined terms.

20	Names of any underwriters	N/A
21	Amount of any underwriting fee or commission	N/A
22	Names of any brokers to the issue	N/A
23	Fee or commission payable to the broker to the issue	N/A
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A
25	If the issue is contingent on +security holders' approval, the date of the meeting	N/A
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A
28	Date rights trading will begin (if applicable)	N/A
29	Date rights trading will end (if applicable)	N/A
30	How do +security holders sell their entitlements *in full* through a broker?	N/A
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	N/A

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A
33	+Despatch date	N/A

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☑ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	N/A
39	Class of +securities for which quotation is sought	N/A
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	N/A
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	N/A

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class
N/A	

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty
- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: (Company secretary) Date: 15 March 2006

Print name: Simon Julian Tuxen

== == == == ==

+ See chapter 19 for defined terms.

8 March 2005

Westfield

Westfield Group
Level 24, Westfield Towers
100 William Street
Sydney NSW 2011
GPO Box 4004
Sydney NSW 2001
Australia

Telephone 02 9358 7000
Facsimile 02 9358 7077
Internet www.westfield.com

The Manager
Company Announcements Office
Australian Stock Exchange Limited
Level 4, Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam

RE: WESTFIELD GROUP (ASX:WDC)
ISSUE OF STAPLED SECURITIES PURSUANT TO EXERCISE OF OPTIONS

Please be advised that 368,300 ordinary stapled securities (the "New Securities") have been issued as a consequence of the exercise of options held by Deutsche Bank AG.

The New Securities will rank for distributions from 1 January 2006 and will rank equally with other stapled securities currently on issue.

Yours faithfully
WESTFIELD GROUP

Simon Tuxen
Company Secretary

encl

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

**New issue announcement,
application for quotation of additional securities
and agreement**

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

Westfield Group

ABN

Westfield Holdings Limited ABN 66 001 671 496
Westfield Trust ARSN 090 849 746
Westfield America Trust ARSN 092 058 449

We (the entity) give ASX the following information.

Part 1 - All issues
You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary stapled securities
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	368,300
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Not applicable

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes.
5	Issue price or consideration	$5,000,000
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	The stapled securities were issued as a consequence of the exercise of unquoted options issued to Deutsche Bank AG.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	8 March 2006

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	1,758,842,063	Ordinary stapled-securities

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	325,500 28,089,524 932,700	Options (Deutsche Bank) Options (Westfield America Trust) Options (Executive)

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	There will be no change in distribution policy

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	N/A
12	Is the issue renounceable or non-renounceable?	N/A
13	Ratio in which the +securities will be offered	N/A
14	+Class of +securities to which the offer relates	N/A
15	+Record date to determine entitlements	N/A
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	N/A
17	Policy for deciding entitlements in relation to fractions	N/A
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	N/A
19	Closing date for receipt of acceptances or renunciations	N/A

+ See chapter 19 for defined terms.

20	Names of any underwriters	N/A
21	Amount of any underwriting fee or commission	N/A
22	Names of any brokers to the issue	N/A
23	Fee or commission payable to the broker to the issue	N/A
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A
25	If the issue is contingent on +security holders' approval, the date of the meeting	N/A
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A
28	Date rights trading will begin (if applicable)	N/A
29	Date rights trading will end (if applicable)	N/A
30	How do +security holders sell their entitlements *in full* through a broker?	N/A
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	N/A

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A
33	+Despatch date	N/A

Part 3 - Quotation of securities
You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☑ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	N/A
39	Class of +securities for which quotation is sought	N/A
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	N/A
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	N/A

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class
N/A	

+ See chapter 19 for defined terms.

Quotation agreement

1 $^+$Quotation of our additional $^+$securities is in ASX's absolute discretion. ASX may quote the $^+$securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the $^+$securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those $^+$securities should not be granted $^+$quotation.
- An offer of the $^+$securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any $^+$securities to be quoted and that no-one has any right to return any $^+$securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the $^+$securities be quoted.
- If we are a trust, we warrant that no person has the right to return the $^+$securities to be quoted under section 1019B of the Corporations Act at the time that we request that the $^+$securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before $^+$quotation of the $^+$securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: (Company secretary) Date: 8 March 2006

Print name: Simon Julian Tuxen

== == == == ==

+ See chapter 19 for defined terms.

7 March 2006

Westfield

Westfield Group
Level 24, Westfield Towers
100 William Street
Sydney NSW 2011
GPO Box 4004
Sydney NSW 2001
Australia
Telephone 02 9358 7000
Facsimile 02 9358 7077
Internet www.westfield.com

The Manager
Company Announcements Office
Australian Stock Exchange Limited
Level 4, Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam

RE: WESTFIELD GROUP (ASX:WDC)
ISSUE OF STAPLED SECURITIES PURSUANT TO EXERCISE OF OPTIONS

Please be advised that 1,307 ordinary stapled securities (the "New Securities") have been issued as a consequence of the exercise of executive options.

The New Securities will rank for distributions from 1 January 2006 and will rank equally with other stapled securities currently on issue.

Yours faithfully
WESTFIELD GROUP

Simon Tuxen
Company Secretary

encl

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

**New issue announcement,
application for quotation of additional securities
and agreement**

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

Westfield Group

ABN

Westfield Holdings Limited ABN 66 001 671 496
Westfield Trust ARSN 090 849 746
Westfield America Trust ARSN 092 058 449

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary stapled securities
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	1,307
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Not applicable

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	Nil
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	The stapled securities were issued as a consequence of the exercise of unquoted executive options issued under the Westfield Executive Option Plan
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	7 March 2005

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	1,758,473,763	Ordinary stapled-securities

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	330,500	Options (Deutsche Bank)
		28,089,524	Options (Westfield America Trust)
		932,700	Options (Executive)

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	There will be no change in distribution policy

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	N/A
12	Is the issue renounceable or non-renounceable?	N/A
13	Ratio in which the +securities will be offered	N/A
14	+Class of +securities to which the offer relates	N/A
15	+Record date to determine entitlements	N/A
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	N/A
17	Policy for deciding entitlements in relation to fractions	N/A
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	N/A
19	Closing date for receipt of acceptances or renunciations	N/A

+ See chapter 19 for defined terms.

20	Names of any underwriters	N/A
21	Amount of any underwriting fee or commission	N/A
22	Names of any brokers to the issue	N/A
23	Fee or commission payable to the broker to the issue	N/A
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A
25	If the issue is contingent on +security holders' approval, the date of the meeting	N/A
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A
28	Date rights trading will begin (if applicable)	N/A
29	Date rights trading will end (if applicable)	N/A
30	How do +security holders sell their entitlements *in full* through a broker?	N/A
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	N/A

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A
33	+Despatch date	N/A

Part 3 - Quotation of securities
You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☑ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	N/A
39	Class of +securities for which quotation is sought	N/A
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	N/A
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	N/A

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)	N/A	

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: (Company secretary) Date: 7 March 2006

Print name: Simon Julian Tuxen

== == == == ==

+ See chapter 19 for defined terms.

Australian Securities &
Investments Commission


SENDER TO KEEP
BN4461060 F
RECEIVED 3/3/06

Form 484
Corporations Act 2001

Change to company details

Sections A, B or C may be lodged independently with this signed cover page to notify ASIC of:

A1 Change of address
A2 Change of name - officeholders or members
A3 Change - ultimate holding company

B1 Cease company officeholder
B2 Appoint company officeholder
B3 Special purpose company

C1 Cancellation of shares
C2 Issue of shares
C3 Change to share structure
C4 Changes to the register of members

All mandatory fields will be identified with an *.

If there is insufficient space in any section of the form, you may photocopy the relevant page(s) and submit as part of this lodgement

Company details

Refer to guide for information about corporate key

Company name *
Westfield Holdings Limited

ACN/ABN *
66 001 671 496

Corporate key *
09623128

Lodgement details

Who should ASIC contact if there is a query about this form?

Name
Graeme Blackett

ASIC registered agent number (if applicable)
16234

Telephone number
02 9358 7967

Postal address
GPO Box 4004
Sydney NSW 2001

Total number of pages including this cover sheet
3

Please provide an estimate of the time taken to complete this form.
hrs mins

Signature

This form must be signed by a current officeholder of the company.

I certify that the information in this cover sheet and the attached sections of this form are true and complete.

Name *
Simon Julian Tuxen

Capacity *
☐ Director
☑ Company secretary

Signature

Date signed
3 March 2006 (dd/mm/yyyy)

This form must be SIGNED and DATED by a current officeholder after it is PRINTED

Lodgement

Send completed and signed forms to:
Australian Securities and Investments Commission,
PO Box 4000, Gippsland Mail Centre VIC 3841.

Or lodge the form electronically by visiting the ASIC website
www.esic.gov.au

For help or more information
Telephone 03 5177 3988
Email Click here to send ASIC an email.
Web www.asic.gov.au

Change Notification Page

Please notify the changes you wish to make by selecting at least one of the tick boxes available below. Your tickbox selections will generate the appropriate section(s) which will appear after this page.

- A1 ☐ Change of address
- A2 ☐ Change a name for officeholder or members
- A3 ☐ Change of ultimate holding company details
- B1 ☐ Cease an officeholder
- B2 ☐ Appoint an officeholder
- B3 ☐ Change to special purpose company status

Click on the button below if you need assistance in making your selection

Form 484 Guide

Once you have made all your selections, scroll down to complete the required sections

To notify ASIC of changes to the shares and/or members register, select the appropriate tickbox below.
Please wait until the table displays showing the appropriate sections that you should complete.

	C1 - Cancellation of shares	C2 - Issue of shares	C3 - Change to share structure table	C4 - Change to members register
C ☑ Issue of shares ☐ Proprietary company ☑ Public company ☐ if in response to the Annual company statement ☑ if not in response to the Annual company statement	Not required	✔	Not required	Not required

- C ☐ Cancellation of shares
- C ☐ Transfer of shares
- C ☐ Changes to amounts paid
- C ☐ Changes to beneficial ownership

Once you have made all your selections, scroll down to complete the required sections

To notify ASIC about a division or conversion of a class of shares, you must lodge a form 211 within 28 days of the change occurring.

To notify ASIC about a conversion of shares into larger or smaller numbers, you must lodge a form 2205B within 28 days of the change occurring.

C2 Issue of shares

List details of new share issues in the following table.

Share class code	Number of shares issued	Amount paid per share	Amount unpaid per share
ORD	9516698	$1.37	nil

Earliest date of change

Please indicate the earliest date that any of the above changes occurred *

27/02/2006 (dd/mm/yyyy)

If shares were issued for other than cash, were some or all shares issued under a written contract?

☐ **Yes**
if yes, proprietary companies must also lodge a Form 207Z certifying that all stamp duties have been paid. Public companies must also lodge a Form 207Z and either a Form 208 or a copy of the contract.

☐ **No**
if no, proprietary companies are not required to provide any further documents with this form. Public companies must also lodge a Form 208.

Lodgement details

Is this document being lodged to update the Annual Company Statement that was sent to you?

☐ Yes

☑ No

6 March 2006

Westfield

Westfield Group
Level 24, Westfield Towers
100 William Street
Sydney NSW 2011
GPO Box 4004
Sydney NSW 2001
Australia
Telephone 02 9358 7000
Facsimile 02 9358 7077
Internet www.westfield.com

The Manager
Company Announcements Office
Australian Stock Exchange Limited
Level 4, Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam

WESTFIELD GROUP (ASX:WDC)
NOTICE UNDER ASX LISTING RULE 3.19A

We enclose Appendix 3Y notices, as required to be provided under Listing Rule 3.19A for each of the following directors of the Westfield Group companies: FP Lowy, DH Lowy, PS Lowy and SM Lowy.

The notices are in respect of a recent acquisition of:

1. 211,600 Westfield Group stapled securities issued pursuant to participation in the Westfield Group Distribution Reinvestment Plan as follows:
   a) 16 securities by Steven Lowy <Joshua Lowy A/C>; and
   b) 211,584 securities by Westfield C Fund Pty Limited, as trustee of the Westfield Superannuation C Fund, in which the Lowy family directors have a relevant interest; and
2. 100 Westfield Group stapled securities by David Lowy <Noah Lowy A/C> through an on-market trade.

Yours faithfully
WESTFIELD GROUP

Simon Tuxen
Company Secretary

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Westfield Group
ABN	Westfield Holdings Limited ABN 66 001 671 496 Westfield Trust ARSN 090 849 746 Westfield America Trust ARSN 092 058 449

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Frank P Lowy
Date of last notice	20 December 2005

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct and indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Mr Lowy's notifiable interest includes Westfield Group stapled securities held by Westfield C Fund Pty Limited (as trustee of Westfield Superannuation C Fund) a
Date of change	28 February 2006 (for a) & b) below) 3 March 2006 (for c) below)
No. of securities held prior to change	166,841,351
Class	Ordinary stapled securities
Number acquired	a) Steven Lowy <Joshua Lowy A/C> - 16 b) Westfield C Fund Pty Limited – 211,584 c) David Lowy <Noah Lowy A/C> - 100
Number disposed	-
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$17.05 per stapled security (for a) & b) above) $17.67 per stapled security (for c) above)
No. of securities held after change	167,053,051

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	- Issue of securities under Westfield Group Distribution Reinvestment Plan (for a) & b) above) - On market trade (for c) above)

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**Westfield Group**
ABN	**Westfield Holdings Limited ABN 66 001 671 496** **Westfield Trust ARSN 090 849 746** **Westfield America Trust ARSN 092 058 449**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	David Hillel Lowy
Date of last notice	20 December 2005

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct and indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Mr Lowy's notifiable interest includes Westfield Group stapled securities held by Westfield C Fund Pty Limited (as trustee of Westfield Superannuation C Fund) a
Date of change	28 February 2006 (for a) & b) below) 3 March 2006 (for c) below)
No. of securities held prior to change	166,841,351
Class	Ordinary stapled securities
Number acquired	a) Steven Lowy <Joshua Lowy A/C> - 16 b) Westfield C Fund Pty Limited – 211,584 c) David Lowy <Noah Lowy A/C> - 100
Number disposed	-
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$17.05 per stapled security (for a) & b) above) $17.67 per stapled security (for c) above)
No. of securities held after change	167,053,051

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	- Issue of securities under Westfield Group Distribution Reinvestment Plan (for a) & b) above) - On market trade (for c) above)

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Westfield Group
ABN	Westfield Holdings Limited ABN 66 001 671 496 Westfield Trust ARSN 090 849 746 Westfield America Trust ARSN 092 058 449

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Peter Simon Lowy
Date of last notice	20 December 2005

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct and indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Mr Lowy's notifiable interest includes Westfield Group stapled securities held by Westfield C Fund Pty Limited (as trustee of Westfield Superannuation C Fund) a
Date of change	28 February 2006 (for a) & b) below) 3 March 2006 (for c) below)
No. of securities held prior to change	166,841,351
Class	Ordinary stapled securities
Number acquired	a) Steven Lowy <Joshua Lowy A/C> - 16 b) Westfield C Fund Pty Limited – 211,584 c) David Lowy <Noah Lowy A/C> - 100
Number disposed	-
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$17.05 per stapled security (for a) & b) above) $17.67 per stapled security (for c) above)
No. of securities held after change	167,053,051

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	- Issue of securities under Westfield Group Distribution Reinvestment Plan (for a) & b) above) - On market trade (for c) above)

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Westfield Group
ABN	**Westfield Holdings Limited ABN 66 001 671 496** **Westfield Trust ARSN 090 849 746** **Westfield America Trust ARSN 092 058 449**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Steven Mark Lowy
Date of last notice	20 December 2005

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct and indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Mr Lowy's notifiable interest includes Westfield Group stapled securities held by Westfield C Fund Pty Limited (as trustee of Westfield Superannuation C Fund) a
Date of change	28 February 2006 (for a) & b) below) 3 March 2006 (for c) below)
No. of securities held prior to change	166,841,351
Class	Ordinary stapled securities
Number acquired	a) Steven Lowy <Joshua Lowy A/C> - 16 b) Westfield C Fund Pty Limited – 211,584 c) David Lowy <Noah Lowy A/C> - 100
Number disposed	-
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$17.05 per stapled security (for a) & b) above) $17.67 per stapled security (for c) above)
No. of securities held after change	167,053,051

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	- Issue of securities under Westfield Group Distribution Reinvestment Plan (for a) & b) above) - On market trade (for c) above)

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

+ See chapter 19 for defined terms.

6 March 2006

Westfield

Westfield Group
Level 24, Westfield Towers
100 William Street
Sydney NSW 2011
GPO Box 4004
Sydney NSW 2001
Australia
Telephone 02 9358 7000
Facsimile 02 9358 7077
Internet www.westfield.com

The Manager
Company Announcements Office
Australian Stock Exchange Limited
Level 4, Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam

RE: WESTFIELD GROUP (ASX:WDC)
CHANGE OF DIRECTOR'S INTEREST NOTICE

Attached is an Appendix 3Y, Change of Director's Interest Notice in relation to Ms Carla Zampatti AM.

Yours faithfully
WESTFIELD GROUP

Simon Tuxen
Company Secretary

encl.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Westfield Group
ABN	Westfield Holdings Limited ABN 66 001 671 496 Westfield Trust ARSN 090 849 746 Westfield America Trust ARSN 092 058 449

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Carla Maria Zampatti
Date of last notice	31 August 2005

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct and indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Indirect interest is through a private company, Carla Zampatti Pty Limited
Date of change	28 February 2006
No. of securities held prior to change	228,752
Class	Ordinary stapled securities
Number acquired	Carla Zampatti – 495 Carla Zampatti Pty Limited – 6,878
Number disposed	-
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$17.05 per security
No. of securities held after change	236,125

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Issue of securities under Westfield Group Distribution Reinvestment Plan

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

Australian Securities &
Investments Commission



Sent 01/03/06
SENDER TO KEEP
BN4461061

Form 484
Corporations Act 2001

Change to company details

Sections A, B or C may be lodged independently with this signed cover page to notify ASIC of:

A1 Change of address
A2 Change of name - officeholders or members
A3 Change - ultimate holding company

B1 Cease company officeholder
B2 Appoint company officeholder
B3 Special purpose company

C1 Cancellation of shares
C2 Issue of shares
C3 Change to share structure
C4 Changes to the register of members

If there is insufficient space in any section of the form, you may photocopy the relevant page(s) and submit as part of this lodgement

Company details

Refer to guide for information about corporate key

Company name
Westfield Holdings Limited

ACN/ABN
66 001 671 496

Corporate key
09623128

Lodgement details

Who should ASIC contact if there is a query about this form?

Name
Graeme Blackett

ASIC registered agent number (if applicable)
16234

Telephone number
02 9358 7967

Postal address
GPO Box 4004
Sydney NSW 2001

Total number of pages including this cover sheet

Please provide an estimate of the time taken to complete this form.
hrs mins

Signature

This form must be signed by a current officeholder of the company.

I certify that the information in this cover sheet and the attached sections of this form are true and complete.

Name
Simon Julian Tuxen

Capacity
- [ ] Director
- [X] Company secretary

Signature

Date signed
23/02/06
[D D] [M M] [Y Y]

Lodgement

Send completed and signed forms to:
Australian Securities and Investments Commission,
PO Box 4000, Gippsland Mail Centre VIC 3841.

Or lodge the form electronically by visiting the ASIC website
www.asic.gov.au

For help or more information
Telephone 03 5177 3988
Email info.enquiries@asic.gov.au
Web www.asic.gov.au

Section C completion guide

Standard share codes
Refer to the following table for the share class codes for sections C1, C2, C3 and C4

Share class code	Full title	Share class code	Full title
A	A	PRF	preference
B	B ...etc	CUMP	cumulative preference
EMP	employee's	NCP	non-cumulative preference
FOU	founder's	REDP	redeemable preference
LG	life governor's	NRP	non-redeemable preference
MAN	management	CRP	cumulative redeemable preference
ORD	ordinary	NCRP	non-cumulative redeemable preference
RED	redeemable	PARP	participative preference
SPE	special		

If you are using the standard share class codes you do not need to provide the full title for the shares, just the share class code.

If you are not using the standard share class code, enter a code of no more than 4 letters and then show the full title.

Sections to complete
Use the table below to identify the sections of this form to complete (please indicate the sections that have been completed). Completion of this table is optional.

	C1 - Cancellation of shares	C2 - Issue of shares	C3 - Change to share structure table	C4 - Change to members register
Issue of shares				
☐ Proprietary company	Not required	✓	✓	✓
Public company				
☐ if in response to the Annual company statement	Not required	✓	✓	✓
☒ if not in response to the Annual company statement	Not required	✓	Not required	Not required
Cancellation of shares				
☐ Proprietary company	✓	Not required	✓	✓
Public company				
☐ if in response to the Annual company statement	✓	Not required	✓	✓
☐ if not in response to the Annual company statement	✓	Not required	Not required	Not required
Transfer of shares				
☐ Proprietary company	Not required	Not required	Not required	✓
Public company				
☐ if in response to the Annual company statement	Not required	Not required	Not required	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required
Changes to amounts paid				
☐ Proprietary company	Not required	Not required	✓	✓
Public company				
☐ if in response to the Annual company statement	Not required	Not required	✓	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required
Changes to beneficial ownership				
☐ Proprietary company	Not required	Not required	Not required	✓
Public company				
☐ if in response to the Annual company statement	Not required	Not required	Not required	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required

To notify ASIC about a division or conversion of a class of shares, you must lodge a form 211 within 28 days of the change occurring.

To notify ASIC about a conversion of shares into larger or smaller numbers, you must lodge a form 2205B within 28 days of the change occurring.

C1 Cancellation of shares

Reason for cancellation
Please indicate the reason that shares have been cancelled (select one or more boxes)

Redeemable preference shares — **S.254J**

- ☐ Redeemed out of profits
- ☐ Redeemed out of proceeds of a fresh issue of shares

Capital reduction — **S.256A - S.256E**

- ☐ Single shareholder company
- ☐ Multiple shareholder company. A Form 2560 must be lodged before a capital reduction takes place

Share buy-back. — **ss.257H(3)**

- ☐ Minimum holding buy-back by listed company
- ☐ Other buy-back type. A form 280 or 281 must be lodged at least 14 days, and no more than 1 year before the share buy-back can take place

☐ Forfeited shares — **S.258D**

Shares returned to a public company — **ss.258E(2) & (3)**

- ☐ Under section 651C, 724(2), 737 or 738
- ☐ Under section 1325A (court order)

☐ Other

Description

Give section reference

Details of cancelled shares

List the details of shares cancelled in the following table

Share class code	Number of shares cancelled	Amount paid (cash or otherwise)

Earliest date of change
Please indicate the earliest date that any of the above changes occurred.

[D D] / [M M] / [Y Y]

C2 Issue of shares

List details of new share issues in the following table.

Share class code	Number of shares issued	Amount paid per share	Amount unpaid per share
ORD	369,946	$4.51	nil

Earliest date of change

Please indicate the earliest date that any of the above changes occurred

17/02/06

[D D] [M M] [Y Y]

If shares were issued for other than cash, were some or all of the shares issued under a written contract?

☐ **Yes**

if yes, proprietary companies must also lodge a Form 207Z certifying that all stamp duties have been paid. Public companies must also lodge a Form 207Z and either a Form 208 or a copy of the contract.

☐ **No**

if no, proprietary companies are not required to provide any further documents with this form. Public companies must also lodge a Form 208.

C3 Change to share structure

Where a change to the share structure table has occurred (eg. as a result of the issue or cancellation of shares), please show the updated details for the share classes affected. Details of share classes not affected by the change are not required here.

Share class code	Full title if not standard	Total number of shares (current after changes)	Total amount paid on these shares	Total amount unpaid on these shares

Earliest date of change

Please indicate the earliest date that any of the above changes occurred

[D D] [M M] [Y Y]

☐☐/☐☐/☐☐

Lodgement details

Is this document being lodged to update the Annual Company Statement that was sent to you?

☐ Yes

☒ No

C4 Changes to the register of members

Use this section to notify changes to the register of members for your company (changes to the shareholdings of members):

- If there are 20 members or less in a share class, all changes need to be notified
- If there are more than 20 members in a share class, only changes to the top twenty need be notified (s178B)
- If shares are jointly owned, you must also provide names and addresses of all joint owners on a separate sheet (annexure), clearly indicating the share class and with whom the shares are jointly owned

The changes apply to
Please indicate the name and address of the member whose shareholding has changed.

☐ Family name | Given names

OR

☐ Company name

ACN/ARBN/ ABN

Office, unit, level, or PO Box number

Street number and Street name

Suburb/City | State/Territory

Postcode | Country (if not Australia)

Earliest date of change
Please indicate the earliest date that any of the following changes occurred.

Date of change
[D D] / [M M] / [Y Y]

The changes are

Share class code	Shares increased by . . . (number)	Shares decreased by . . . (number)	Total number now held	*Total $ paid on these shares	*Total $ unpaid on these shares	Fully paid (y/n)	Beneficially held (y/n)	Top 20 member (y/n)

* Public companies are not required to provide these details

Date of entry of member's name in register
(New members only)

Date of entry
[D D] / [M M] / [Y Y]

C4 Continued... Further changes to the register of members

Use this section to notify changes to the register of members for your company (changes to the shareholdings of members):

- If there are 20 members or less in a share class, all changes need to be notified
- If there are more than 20 members in a share class, only changes to the top twenty need be notified (s178B)
- If shares are jointly owned, you must also provide names and addresses of all joint owners on a separate sheet (annexure), clearly indicating the share class and with whom the shares are jointly owned

The changes apply to
Please indicate the name and address of the member whose shareholding has changed

☐ Family name

Given names

OR

☐ Company name

ACN/ARBN/ ABN

Office, unit, level, or PO Box number

Street number and Street name

Suburb/City

State/Territory

Postcode

Country (if not Australia)

Earliest date of change
Please indicate the earliest date that any of the following changes occurred.

Date of change

[D D] / [M M] / [Y Y]

The changes are

Share class code	Shares increased by ... (number)	Shares decreased by ... (number)	Total number now held	*Total $ paid on these shares	*Total $ unpaid on these shares	Fully paid (y/n)	Beneficially held (y/n)	Top 20 member (y/n)

* Public companies are not required to provide these details

Date of entry of member's name in register
(New members only)

Date of entry

[D D] / [M M] / [Y Y]

28 February 2006

Westfield

Westfield Group
Level 24, Westfield Towers
100 William Street
Sydney NSW 2011
GPO Box 4004
Sydney NSW 2001
Australia
Telephone 02 9358 7000
Facsimile 02 9358 7077
Internet www.westfield.com

The Manager
Company Announcements Office
Australian Stock Exchange Limited
Level 4, Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam

RE: WESTFIELD GROUP (ASX:WDC)
NUMBER OF STAPLED SECURITIES ISSUED PURSUANT TO WESTFIELD GROUP DISTRIBUTION REINVESTMENT PLAN ('DRP')

We refer to the Appendix 3B lodged with the Exchange on 27 February 2006 setting out the estimated number of stapled securities to be issued pursuant to the Westfield Group DRP.

The Westfield Group confirms the following:

No. of Securities Issued	Issue price per security	Total Consideration
9,516,698	$17.05	$162,259,700.90

The number of securities listed above is consistent with the figure set out in the Appendix 3B lodged yesterday.

The cost base of a DRP security is as follows:

Westfield Holdings Limited share	Westfield Trust unit	Westfield America Trust unit	Total
$1.37	$8.81	$6.87	$17.05

Yours faithfully
WESTFIELD GROUP

Simon Tuxen
Company Secretary

27 February 2006



Westfield Group
Level 24, Westfield Towers
100 William Street
Sydney NSW 2011
GPO Box 4004
Sydney NSW 2001
Australia

Telephone 02 9358 7000
Facsimile 02 9358 7077
Internet www.westfield.com

The Manager
Company Announcements Office
Australian Stock Exchange Limited
Level 4, Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam

RE: WESTFIELD GROUP (ASX:WDC)
PROPOSED ISSUE OF STAPLED SECURITIES PURSUANT TO WESTFIELD GROUP DISTRIBUTION REINVESTMENT PLAN ('DRP')

An Appendix 3B is attached.

We advise that an estimated 9,516,698 ordinary stapled securities (the "New Securities") are proposed to be issued on 28 February 2006 pursuant to the Westfield Group DRP.

The New Securities will rank for distribution from 1 March 2006, and will participate as to 122/181 with respect to the distribution for the period ending 30 June 2006. They will rank equally with all other ordinary stapled securities on issue in respect of any subsequent distribution. In all other respects, the New Securities will rank equally with all other ordinary stapled securities on issue.

While the terms of the DRP allow the Westfield Group to scale back participation in the DRP on a pro rata basis, we wish to advise that no scale back will apply to the DRP with respect to the distribution for the period ended 31 December 2005.

A further notification to the Australian Stock Exchange will be made on Wednesday 31 August 2005 with confirmation of the final number of securities issued pursuant to the Westfield Group DRP.

Yours faithfully
WESTFIELD GROUP

Simon Tuxen
Company Secretary

encl

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

**New issue announcement,
application for quotation of additional securities
and agreement**

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

Westfield Group

ABN

Westfield Holdings Limited ABN 66 001 671 496
Westfield Trust ARSN 090 849 746
Westfield America Trust ARSN 092 058 449

We (the entity) give ASX the following information.

Part 1 - All issues
You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary stapled securities
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	9,516,698
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Same terms as existing ordinary units, subject only to the date they rank for distribution – see item 4.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	No. The new stapled securities, the subject of this announcement, will rank for distribution from 1 March 2006. Accordingly each new stapled security will participate as to 122/181 with respect to the distribution period ending 30 June 2006. They will rank equally with all other ordinary stapled securities on issue in respect of any subsequent distribution. In all other respects, the stapled securities will rank equally with all other ordinary stapled securities on issue.
5	Issue price or consideration	$17.05 per security
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	The stapled securities were issued pursuant to the Westfield Group Distribution Reinvestment Plan and will be used to provide additional working capital.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	27 February 2006

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	1,758,472,456	Ordinary stapled-securities

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	330,500	Options (Deutsche Bank)
		28,089,524	Options (Westfield America Trust)
		952,700	Options (Executive)

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	There will be no change in distribution policy

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	N/A
12	Is the issue renounceable or non-renounceable?	N/A
13	Ratio in which the +securities will be offered	N/A
14	+Class of +securities to which the offer relates	N/A
15	+Record date to determine entitlements	N/A
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	N/A
17	Policy for deciding entitlements in relation to fractions	N/A
18	Names of countries in which the entity has +security holders who will not be sent new issue documents. Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	N/A
19	Closing date for receipt of acceptances or renunciations	N/A

+ See chapter 19 for defined terms.

20	Names of any underwriters	N/A
21	Amount of any underwriting fee or commission	N/A
22	Names of any brokers to the issue	N/A
23	Fee or commission payable to the broker to the issue	N/A
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A
25	If the issue is contingent on +security holders' approval, the date of the meeting	N/A
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A
28	Date rights trading will begin (if applicable)	N/A
29	Date rights trading will end (if applicable)	N/A
30	How do +security holders sell their entitlements *in full* through a broker?	N/A
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	N/A

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A
33	+Despatch date	N/A

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☑ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	N/A
39	Class of +securities for which quotation is sought	N/A
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	N/A
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	N/A

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class
N/A	N/A

+ See chapter 19 for defined terms.



Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 27 February 2006
(Company secretary)

Print name: Simon Julian Tuxen

== == == == ==

+ See chapter 19 for defined terms.

Information and documents made public, distributed to security holders or filed with the ASX or the ASIC since January 1, 2005

Date	Document	Tab
August 14, 2006	Ceasing to be a substantial holder	1
August 4, 2006	Announcement of estimated distribution	2
July 20, 2006	New department store deals and developments	3
July 17, 2006	Change to Company Details; Notification of Share Issue	4
July 13, 2006	Announcement in response to media speculation	5
July 10, 2006	Change to Company Details; Notification of Share Issue	6
July 10, 2006	Appendix 3B	7
July 6, 2006	Appendix 3B	8
July 6, 2006	Change of Directors' Interest Notices (x4)	9
June 30, 2006	Appendix 3B	10
June 13, 2006	Westfield to control 100% of Stratford City	11
June 8, 2006	Notice of Declaration re Managed Investment Scheme (Westfield Trust)	12
June 8, 2006	Notice of Declaration re Managed Investment Scheme (Westfield America Trust)	13
June 1, 2006	Appendix 3B	14
May 29, 2006	Change to Scheme Details (Westfield Trust)	15
May 29, 2006	Change to Scheme Details (Westfield America Trust)	16
May 16, 2006	Change to Company Details; Notification of Share Issue	17
May 12, 2006	Change of Director's Interest Notice	18
May 10, 2006	Appendix 3B	19
May 9, 2006	Supplemental Disclosure for Year Ended December 31, 2005	20
May 9, 2006	1st Quarter 2006 – Review	21
May 9, 2006	Transactions with Centro Property Group & Somera Capital Management	22
May 5, 2006	Modification to Compliance Plan (Westfield Trust)	23
May 5, 2006	Modification to Compliance Plan (Westfield America Trust)	24
May 2, 2006	Results of AGM	25
May 2, 2006	Chairman's Address to AGM	26
April 24, 2006	Appendix 3B	27
April 11, 2006	Becoming a substantial holder	28
April 11, 2006	Change to Company Details; Notification of Share Issue	29
April 4, 2006	Change of Director's Interest Notice	30
April 4, 2006	Appendix 3B	31

Date	Document	Tab
March 31, 2006	Audit Report on Compliance Plan (Westfield Trust)	32
March 31, 2006	Audit Report on Compliance Plan (Westfield America Trust)	33
March 31, 2006	Meeting Documents for Westfield Holdings AGM	34
March 31, 2006	Annual Financial Reports for Year Ended December 31, 2005	35
March 31, 2006	Change to Company Details; Notification of Share Issue	36
March 29, 2006	App. 3B Issue of securities following exercise of options	37
March 27, 2006	Appendix 3B	38
March 23, 2006	Allocation of Interest Expense	39
March 21, 2006	Change to Company Details; Changes to Share Structure	40
March 17, 2006	Notice of Cancellation of revocation of a lodged document	41
March 15, 2006	Appendix 3B	42
March 8, 2006	Appendix 3B-exercise of options	43
March 7, 2006	Appendix 3B	44
March 7, 2006	Change to Company Details; Notification of Share Issue	45
March 6, 2006	Change of Director's Interest Notice	46
March 6, 2006	Change of Director's Interest Notice	47
March 3, 2006	Change to Company Details; Notification of Share Issue	48
February 28, 2006	Confirmation of Number of DRP Securities Issued	49
February 27, 2006	Appendix 3B	50
February 24, 2006	Change of Director's Interest Notice	51
February 20, 2006	Preliminary Final Report/Presentation	52
February 17, 2006	Appendix 3B	53
February 17, 2006	To acquire 15 Federated Department Store Sites	54
February 16, 2006	Change to Company Details; Notification of Share Issue	55
February 14, 2006	Becoming a substantial holder	56
February 13, 2006	Ceasing to be a substantial holder from AMP	57
February 2, 2006	Estimated Group Distribution	58
January 25, 2006	Appendix 3B	59
January 3, 2006	Change to Company Details; Notification of Share Issue	60
January 3, 2006	Change to Company Details; Change Officeholder Name or Address	61
December 23, 2005	Issue of stapled securities re: exercise of options	62
December 22, 2005	Change of Director's Interest Notice	63
December 22, 2005	Notice of Declaration re Managed Investment Scheme (Westfield Trust)	64
December 22, 2005	Appendix 3B	65
December 19, 2005	Change of Director's Interest Notice	66
December 12, 2005	Appendix 3B	67

Date	Document	Tab
December 12, 2005	Change to Company Details; Notification of Share Issue	68
December 8, 2005	Plans for World Class Retail & Office Complex Sydney CBD	69
December 1, 2005	Appendix 3B	70
November 24, 2005	Appendix 3B	71
November 24, 2005	Becoming a substantial holder from AMP	72
November 22, 2005	Notice of Declaration re Managed Investment Scheme (Westfield America Trust)	73
November 16, 2005	Change of Director's Interest Notice	74
November 9, 2005	3rd Quarter 2005 – Review	75
November 7, 2005	Appendix 3B	76
October 27, 2005	Appendix 3B	77
October 20, 2005	Half Yearly Update to Shareholders	78
October 13, 2005	Opens new centre in Queensland	79
October 11, 2005	Change to Company Details; Notification of Share Issue	80
October 11, 2005	Change to Company Details; Changes to Share Structure	81
October 7, 2005	Ceasing to be a substantial holder from AMP	82
October 4, 2005	Appendix 3B	83
September 29, 2005	Ceasing to be a substantial holder for GPT	84
September 28, 2005	Appendix 3B	85
September 28, 2005	Sale of GPT Securities	86
September 27, 2005	GPT: Resolution of Sunshine Plaza Court Case	87
September 23, 2005	Appendix 3B	88
September 23, 2005	Change to Company Details; Notification of Share Issue	89
September 13, 2005	Half Year reports for WFT and WFA	90
September 13, 2005	Change to Company Details; Notification of Share Issue	91
September 8, 2005	Change of Director's Interest Notice	92
September 5, 2005	Change of Director's Interest Notice	93
September 2, 2005	Appendix 3B	94
August 31, 2005	Number of stapled securities issued pursuant to DRP	95
August 31, 2005	Half Yearly Report and Accounts/Results Presentation	96
August 30, 2005	WDC – Proposed Issue of DRP Stapled Securities	97
August 19, 2005	Distribution Reinvestment Plan	98
August 19, 2005	Change to Company Details; Notification of Share Issue	99
August 18, 2005	Change to Company Details; Changes to Share Structure	100
August 17, 2005	Appendix 3B	101
August 12, 2005	Appendix 3B	102
August 10, 2005	Appendix 3B	103

Date	Document	Tab
August 5, 2005	Distribution Reinvestment Plan Secs. – Estimated Distribution	104
August 4, 2005	Estimated Distribution and Record Date	105
August 4, 2005	ICC: First site at Westfield Chatswood goes live	106
August 2, 2005	Change to Company Details; Changes to (Members) Share Holdings	107
July 29, 2005	In Discussions with Federated Department Stores	108
July 26, 2005	Amended Appendix 3B	109
July 25, 2005	Appendix 3B	110
July 21, 2005	Change of Director's Interest Notice	111
July 20, 2005	Appendix 3B	112
July 20, 2005	ICC: Ngage signs Westfield agreement	113
July 19, 2005	Appendix 3B	114
July 19, 2005	Presentation-International Financial Reporting Standards	115
July 4, 2005	Change to Company Details; Notification of Share Issue	116
July 1, 2005	GPT's ann: Implementation of Woden and Penrith	117
June 30, 2005	Appendix 3B	118
June 28, 2005	Appendix 3B	119
June 27, 2005	Order Granting Relief From Accounting/Auditing Requirements	120
June 17, 2005	Ceasing to be a substantial holder from CBA	121
June 17, 2005	Raises $2.35 Billion in Eurobond Market	122
June 17, 2005	Becoming a substantial holder from AMP	123
June 14, 2005	Change to Company Details; Notification of Share Issues	124
June 9, 2005	Appendix 3B	125
June 6, 2005	Expands Portfolio in New York	126
June 6, 2005	Foreign Currency Hedging Update	127
May 27, 2005	Change to Scheme Details (Westfield Trust)	128
May 27, 2005	Change to Scheme Details (Westfield America Trust)	129
May 26, 2005	Modification of Compliance Plan (Westfield Trust)	130
May 26, 2005	Modification of Compliance Plan (Westfield America Trust)	131
May 26, 2005	Becoming a substantial holder from CBA	132
May 26, 2005	Change in substantial holding from CBA	133
May 26, 2005	Appendix 3B	134
May 25, 2005	GPT Response to questions of major unitholders	135
May 19, 2005	Change to Company Details; Notification of Share Issue	136
May 18, 2005	MXG: Sale of Interest in White City	137
May 18, 2005	Purchases additional 25% in White City Development in the UK	138
May 16, 2005	Westfield America Trust – Amended Constitution	139

Date	Document	Tab
May 16, 2005	Amended Constitution	140
May 12, 2005	Results of May 12, 2005 Members' Meetings	141
May 12, 2005	Chairman's Address to Shareholders	142
May 11, 2005	LLC's ann: Alternative Internalisation Proposal	143
May 10, 2005	Notice of Declaration re Managed Investment Scheme (Westfield Trust)	144
May 10, 2005	Notice of Declaration re Managed Investment Scheme (Westfield America Trust)	145
May 10, 2005	DRT: Settlement of Regional Retail Acquisitions and Disposals	146
May 10, 2005	Opposes GPT Transactions with Westfield and B&B	147
May 10, 2005	Appendix 3B	148
May 10, 2005	Quarterly Operational Review – March 2005	149
April 29, 2005	Ceasing to be substantial holder from NAB	150
April 28, 2005	ACCC not to oppose Westfield Acquisitions	151
April 26, 2005	Change to Company Details; Notification of Share Issue	152
April 20, 2005	Appendix 3B	153
April 14, 2005	Appendix 3B	154
April 14, 2005	Meeting documents sent to Members	155
April 13, 2005	CLB ANN: Creatable Media commences US expansion	156
April 11, 2005	Change to Company Details; Notification of Share Issue	157
April 4, 2005	Ceasing to be a substantial holder from CBA	158
March 31 2005	Audit Report on Compliance Plan (Westfield Trust)	159
March 31 2005	Audit Report on Compliance Plan (Westfield America Trust)	160
March 31, 2005	Annual Reports	161
March 29, 2005	Change in substantial holding from CBA	162
March 29, 2005	Appendix 3B	163
March 24, 2005	Change to Company Details; Notification of Share Issue	164
March 21, 2005	Change of Director's Interest Notice	165
March 17, 2005	Sale of Brunel Centre Swindon UK	166
March 11, 2005	Change of Director's Interest Notice	167
March 7, 2005	Appendix 3B	168
March 4, 2005	Amendment to Preliminary Final Report/Amended Appendix 3B	169
February 28, 2005	Number of Stapled Securities Issued re DRP	170
February 28, 2005	Preliminary Final Report	171
February 25, 2005	Appendix 3B-DRP/Working Capital	172
February 23, 2005	Becoming a substantial holder from CBA	173
February 17, 2005	Acquisition of GPT Shopping Centres	174

Date	Document	Tab
February 17, 2005	GPT: GPT and B&B announce $1bn global RE Joint Venture	175
February 17, 2005	Introduction of DRP	176
February 14, 2005	Change to Company Details; Notification of Share Issue	177
February 7, 2005	Change of Review date/synchronize review date with responsible entity (Westfield Trust)	178
February 7, 2005	Change of Review date/synchronize review date with responsible entity (Westfield America Trust)	179
February 4, 2005	Change to Company Details; Notification of Share Issue	180
February 3, 2005	Corr: Not WDC's ann. re: SPC should be CCL	181
February 3, 2005	SPC's ann: Shareholders Support CCA Acquisition Proposal	182
February 3, 2005	Estimated Distribution	183
February 3, 2005	Increases Investment-Los Angeles California Shopping Centre	184
February 3, 2005	Appendix 3B	185
January 25, 2005	Introduction of DRP	186
January 21, 2005	Order granting relief from accounting/auditing requirements (Westfield Trust)	187
January 21, 2005	Order granting relief from accounting/auditing requirements (Westfield America Trust)	188
January 20, 2005	Appendix 3B – Exercise of unquoted options	189
January 13, 2005	Approval by ASX of waiver from LR 6.23.4	190
January 11, 2005	Ceasing to be a substantial holder	191
January 10, 2005	Expands Portfolio in Chicago, Illinois	192

24 February 2006

RECEIVED
2006 SEP 18 A 11: 19
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Westfield

Westfield Group
Level 24, Westfield Towers
100 William Street
Sydney NSW 2011
GPO Box 4004
Sydney NSW 2001
Australia

Telephone 02 9358 7000
Facsimile 02 9358 7077
Internet www.westfield.com

The Manager
Company Announcements Office
Australian Stock Exchange Limited
Level 4, Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam

RE: WESTFIELD GROUP (ASX:WDC)
CHANGE OF DIRECTOR'S INTEREST NOTICE

Attached is an Appendix 3Y, Change of Director's Interest Notice in relation to Dr Gary Weiss.

Yours faithfully
WESTFIELD GROUP

Simon Tuxen
Company Secretary

encl.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Westfield Group
ABN	Westfield Holdings Limited ABN 66 001 671 496 Westfield Trust ARSN 090 849 746 Westfield America Trust ARSN 092 058 449

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Gary Hilton Weiss
Date of last notice	02/08/2004

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	22 February 2006
No. of securities held prior to change	0
Class	Ordinary stapled securities
Number acquired	20,000
Number disposed	-
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$17.1699 per stapled security
No. of securities held after change	20,000

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On market purchase of WDC stapled securities.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

+ See chapter 19 for defined terms.

20 February 2006

Westfield

Westfield Group
Level 24, Westfield Towers
100 William Street
Sydney NSW 2011
GPO Box 4004
Sydney NSW 2001
Australia

Telephone 02 9358 7000
Facsimile 02 9358 7077
Internet www.westfield.com

The Manager
Company Announcements Office
Australian Stock Exchange Limited
Level 4, Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam

RE: WESTFIELD GROUP (ASX:WDC)
PRELIMINARY FINAL RESULT – PERIOD ENDED 31 DECEMBER 2005

Please find attached Media Release, Results Overview, Results Presentation and Appendix 4E in relation to the above.

Yours faithfully
WESTFIELD GROUP

Simon Tuxen
Company Secretary

encl



20 February 2006

WESTFIELD GROUP ANNOUNCES FIRST FULL YEAR RESULT - STRONG PERFORMANCE IN ALL MARKETS

The Westfield Group (ASX: WDC) today announced its first full year result as a merged entity, reporting a net profit of A$4.2 billion for the 12 months to 31 December 2005. The distribution for the year was A$1.8 billion representing 106.57 cents per stapled security.

The distribution is in line with forecasts contained in the Explanatory Memorandum of 25 May 2004 for the merger of Westfield Holdings, Westfield Trust and Westfield America Trust which was completed in July 2004. The second half distribution of 55.5 cents per stapled security is to be paid on 28 February 2006.

Group Managing Directors, Peter Lowy and Steven Lowy, said the strong result was due to a solid operational performance in all markets and the continued delivery of the Group's extensive development program during the year.

"We are pleased that on a comparable basis the Group's profit after tax of $1.66 billion (96.8 cents per security) was ahead of the $1.59 billion (94.9 cents per security) forecast contained in the Explanatory Memorandum.

"The size and quality of the portfolio, and its geographic diversity, provides the foundation for sustainable superior income and capital growth. This is achieved by the Group's intensive management of its centres and the ongoing redevelopment of its portfolio," they said.

The Group now has a significant development program with 18 projects underway at an investment of A$6.8 billion, with Westfield's share being A$4.6 billion.

The Group expects to commence A$1.5 to 2.0 billion of redevelopment projects from the current portfolio in each of the next three years. These projects are expected to generate initial yields on cost in the range of 9-10%, with unleveraged internal rates of return of approximately 14%.

Last week Westfield announced the purchase of 15 Federated Department Stores at 11 Westfield Shopping Centres in the United States. In addition, Westfield and Federated have agreed upon 18 new redevelopments at Westfield-owned centres, enabling over US$2 billion of new projects to be started in the next four years, further strengthening the Group's overall redevelopment program.

media release



Today the Group has interests in 128 shopping centres with a gross value of approximately A$52.5 billion. The value grew by 25% during 2005, and 43% in the 18 months since the Group was formed, as a result of acquisitions, investments in redevelopment projects and revaluations of the Group's portfolio.

Highlights for the year include:

- Strong operating performance across all markets:
  - Comparable net operating income growth of 5.3% in Australia and New Zealand, 3.6% in the United States and 6.6% in the United Kingdom.
  - Close to 100% occupancy in Australia, New Zealand and the United Kingdom markets. In the US the portfolio is currently 95.1% leased, almost 1% ahead of the same time last year.
  - Consistent positive growth in specialty retail sales in the United States, Australian and New Zealand markets with the United Kingdom also showing positive signs more recently.
- Revaluation increase of A$3.2 billion on the existing portfolio.
- Acquisition of interests in A$1.5 billion of shopping centre properties.
- Development activity:
  - A$1.6 billion investment in new development activities (excluding White City of A$0.8 billion).
  - Completed 8 major projects with an aggregate cost of A$1.0 billion delivering an average income yield of 9.9%.
  - Commenced 12 new developments with an aggregate project cost of A$2.1 billion.

Business Segment Reporting

The introduction of AIFRS reporting in 2005 has made analysing the performance of the Group more complex, particularly with the inclusion of certain non cash items.

To make the Group's financial and operating performance clearer, Westfield will report on a segmented basis which mirrors the way the Group manages its business.

media release



Profits will be reported in three segments: Operational, Development & New Business and Corporate.

- The Operational Segment will primarily comprise net property income from existing shopping centres, including completed developments and external fee income from third parties (eg. property management and development fees from joint ventures).
- The Development & New Business Segment will primarily comprise value creation from global development activities and costs incurred in the review and assessment of potential new assets and corporate acquisitions.
- The Corporate Segment will primarily include the revaluations of existing centres, changes in value of financial instruments, corporate entity expenses, income and withholding taxes, the effect of currency and balance sheet hedging and capital gains / losses.

Distribution

From 1 July 2006, the Group intends to distribute to security holders no more than 100% of the Operational Segment earnings adjusted for realised gains and losses from hedging the Group's overseas net income. These are the underlying earnings of the Group's shopping centres. From that date project profits will no longer be distributed.

A key aim of this distribution policy is to provide the Group with the flexibility and financial capacity to continue to invest in opportunities with strong returns.

For the 2006 and 2007 years Operational Segment earnings are forecast to grow at approximately 6% per annum on a constant currency basis. This reflects the underlying income growth from the existing portfolio and incremental income from developments completed during the year.

The Directors estimate that the distribution for 2006 will be 106.5 cents per stapled security. This includes a distribution of 54.5 cents per stapled security for the 6 months to 30 June 2006, which includes project profits of 7 cents per stapled security, and is consistent with the distribution forecast contained in the Explanatory Memorandum for the merger.

ENDS

Note: As the merger to form the Westfield Group occurred in July 2004, there are no comparable results for the Group in respect of the twelve months ended 31 December 2005.

The Westfield Group (ASX Code: WDC) is an internally managed, vertically integrated, shopping centre group undertaking ownership, development, design, construction, funds/asset management, property management, leasing and marketing activities and employing in excess of 4,000 staff worldwide. It has investment interests in 128 shopping centres in four countries, with a total value in excess of A$52 billion and is the largest retail property group in the world by equity market capitalisation.


media release



Westfield Group
Results Overview for the Year Ended 31 December 2005

Financial Highlights

Net Property Income	A$2,500 m	Total Assets	A$43,051 m
Profit After Tax	A$4,247 m	Total Liabilities	A$23,585 m
Distribution	A$1,838 m	Net Assets	A$19,466 m
Distribution per Security	106.57 cents	Gearing	41.4%[1]

Westfield Group net profit was A$4,247.2 million for the 12 months to 31 December 2005. The distribution of A$1,838.3 million (106.57 cents per security) is in line with forecasts.

Total Income for the year including net contribution from equity accounted entities was A$6,658 million with property income of A$3,565 million and property revaluation gains of A$3,192 million. Profit after tax of A$4,247million also included A$395 million of deferred tax expense in relation to the revaluation gains.

It is also important to highlight that as the merger to form the Westfield Group occurred in July 2004, the results for the period to December 2004 are for a six month period and therefore not comparable to the results for the 12 month period ending 31 December 2005.

Total assets have increased since 31 December 2004 from A$34.0 billion to A$43.1 billion. During the same period, the gross value of investments under management (including joint venture interests) rose by 25.3% from A$41.9 billion to A$52.5 billion. The increased value of the Group's shopping centre portfolio for the period has been driven by the acquisition of new properties, the completion of redevelopments and upward revaluations of the Group's portfolio.

At year end the weighted average cap rate of the property portfolio in each region was Australia 6.4%, United States 6.7%, United Kingdom 5.2%; and New Zealand 7.9%, reflecting a general firming of cap rates during the year.

The Group has continued to strengthen its financing structure by further diversifying its funding mix and lengthening its debt maturity profile. During the period, the Group raised:

- A$2.35 billion from bond issues made up of a € 600 million issue for a six year term and £600 million issue for a 12 year term.
- A$2.65 billion (US$1.95 billion) under a US Syndicated Bank Facility.

1. Gearing as measured under the Group's global bond offerings.



In addition, the Group issued A$1,093 million of new equity comprising A$466 million from the Group's distribution re-investment plan and A$627 million from the conversion of options (including convertible bonds).

The Group's gearing level at 31 December 2005 (determined using the methodology required under the Group's bond issues), was 41.4%. Based on equity market capitalisation of A$33.4 billion[2], net debt to total market capitalisation was 31.6%.

The total distribution for the period of 106.57 cents per stapled security comprises:

- distributions from both Westfield Trust and Westfield America Trust totalling 96.07 cents per security (90.1% of the total distribution) which are tax advantaged to approximately 34.6%; and
- a fully franked dividend from Westfield Holdings of 10.50 cents per security (9.9% of the total distribution).

Operational Highlights

Australia and New Zealand

Net Property Income	A$1,114 m	Annual Retail Sales	A$18.7 bn
Group Property Investments	A$17.2 bn	Retail Outlets	12,300
Centres	54	GLA (m sqm)	3.7

The Australian and New Zealand operations contributed net property income of A$1,114m for the year which includes comparable mall income growth of approximately 5.3%. This performance reflects the steady retail conditions which prevailed in the year as well as the quality of the portfolios in both regions, with occupancy rates continuing to be in excess of 99.5% and specialty store rental growth for the year of 5.2%.

Retail sales in the Group's 43 Australian centres totalled A$17.2 billion, up 5.7% for the 12 months to 31 December 2005. On a comparable basis, total sales increased 4.5% with specialty store sales up 2.9%. Retail sales at the Group's 11 shopping centres in New Zealand increased 4.0% to NZ$1.6 billion for the 12 months to 31 December 2005. On a comparable basis, total sales and specialty store sales remained steady, both up 0.2% for the year.

2. Based on WDC share price at 31 December 2005 of $18.16 and conversion of convertible securities.



Property transactions

During the the year the Group announced the acquisition of a 50% interest in Penrith Plaza, Sydney for A$405 million (net of acquisition costs and inclusive of project costs to date) as well as a 50% interest in Woden Plaza, Canberra for A$245 million (net of acquisition costs). The Westfield Group took over management of both properties on 1 July 2005.

Development projects

In Australia 4 major projects were completed - the A$60 million redevelopment of Westfield Innaloo in Perth, the A$180 million (Westfield Group share A$90 million) development of Westfield Helensvale, a new Westfield centre on Queensland's Gold Coast, the A$120 million redevelopment of Westfield Tuggerah, on the NSW Central Coast and the A$65 million upgrade of Westfield Mt Druitt in Sydney.

In Australia there are 3 major projects currently under construction which are all scheduled to complete in 2006. In Sydney, the A$109 million redevelopment of Westfield Parramatta, is forecast for completion by the second quarter of 2006 and the A$200 million redevelopment of Westfield Liverpool is due to open by Christmas 2006. The Group's most recent project in Australia is the A$180 million redevelopment of Westfield Chermside in Brisbane which commenced towards the end of the year and is on schedule to complete by the end of 2006.

In New Zealand, the NZ$170 million redevelopment of Westfield Queensgate in Wellington, opened in November 2005. The Group also commenced a NZ$35 million redevelopment project at Chartwell in Hamilton and a NZ$32 million project at Newmarket in Auckland. Both of these projects are expected to complete during the second half of 2006.

The current target weighted average yield range of the projects under construction in Australia and New Zealand is 9.3% to 9.6%. This reflects the Group's incremental income yield on the Group's project cost.

United Kingdom

Net Property Income	£70 m	Retail Outlets	800
Group Property Investments	£1.4 bn	GLA (m sqm)	0.3
Centres	7		

The Group's operations in the United Kingdom expanded during the year with the Group's acquisition of properties as part of the Duelguide transaction as well as the increased ownership and broader role at the £1.5 billion White City project in London.



The Group commenced its first development project in the UK with the £310 million redevelopment of The Eagle Centre at Derby. This project is forecast to deliver a yield in the range of 8.0 – 8.5%.

Property income from the UK operations was £70 million. This reflects a 12 months contribution from the shopping centres acquired as part of the Duelguide transaction in late 2004. The overall mall income growth was a very strong 6.6%, primarily attributed to the improved performance of the Merry Hill centre near Birmingham. At 31 December 2005, the portfolio was in excess of 99% leased.

Retail conditions in the United Kingdom remained relatively flat for most of the year, with trading over the Christmas period however generally positive for retailers.

Property transactions

During the year, the Group acquired a further 25% interest in the super regional shopping centre development project at White City, West London, for £65 million - increasing the Group's interest in the White City centre to 50%.

The Group's total investment in White City is now expected to be approximately £900 million including the cost of acquiring Westfield's 50% interest for £130 million, with an initial yield range of 5.75% to 6.0%. The White City project is scheduled for completion in the first half of 2008. With over 150,000 square metres of retail and leisure space, White City will be the largest shopping centre in greater London.

During the year, the Group and its joint venture partner, Hermes, sold the Brunel Centre in Swindon for £130 million (Westfield Group share: £65 million) and also sold its interest in the Millgate Centre in Bury for £141 million (Westfield Group share: £70.5 million). Both centres were originally acquired in 2000 for £184 million (Westfield Group share: £92 million).

United States

Net Property Income	US$929 m	Annual Retail Sales - specialties	US$7.3 bn
Group Property Investments	US$13.9 bn	Retail Outlets	9,400
Centres	67	GLA (m sqm)	6.6

The United States operations contributed net property income of US$929 million with comparable mall income growth of 3.6%. This result reflects average specialty retail sales in the Group's US centres of US$424 per square foot with comparable growth of 5.2% for the year. The strong sales growth has been led by the performance of the Group's West Coast and East Coast portfolios – up 6.8% and 5.2% respectively for the year.



At 31 December 2005 the portfolio was 95.1% leased, which is 90 basis points ahead of December 2004. New leases totalling 3.8 million square feet were completed during the 12 months. New mall shop rents at US$42.79 per square foot represent a 28.5% increase over expiring rents and includes the positive impact of new projects. The average rent across the entire portfolio at December 2005 was US$38.83 per square foot - up 3.3% for the year.

Property transactions

In the United States, during the reporting period, the Group purchased:

- Chicago Ridge in Chicago, Illinois for US$108 million at a yield of 8.0%;
- A further 25% interest in Westfield Valencia, Los Angeles, California for US$69 million at a current yield of 8.1%, taking its interest to 50%; and
- Sunrise Mall in Massapequa, New York for US$143 million at a yield of 7.9%.

Development projects

The Group completed the US$120 million redevelopment of Westfield Franklin Park in Toledo, Ohio, the US$140 million redevelopment of Westfield Wheaton in Wheaton, Maryland and a US$30 million project at Gateway in Lincoln, Nebraska. The first stage of the US$160 million redevelopment at Century City in Los Angeles, California was also opened.

The Group commenced 7 new projects during the year. This includes the US$330 million expansion of Westfield Topanga scheduled for completion of the main retail area in the 1st quarter of 2007. The largest project currently underway in the United States is the redevelopment of San Francisco Centre in downtown San Francisco, California at a forecast cost of US$440 million (with Westfield's share of the development US$220 million). This project is currently on schedule for completion in the 4th quarter 2006.

The Group currently has its largest ever development pipeline in the United States with 11 projects currently underway at a forecast cost of US$1.5 billion. These projects have a target weighted average project yield in the range of 9.6% – 10.0%.

ENDS

westfield.com
Westfield Holdings Limited ABN 66 001 671 496

Westfield Management Limited ABN 41 001 670 579 AFS Licence 230329
as responsible entity for **Westfield Trust** ABN 55 191 750 378 ARSN 090 849 746

Westfield America Management Limited ABN 66 072 780 619 AFS Licence 230324
as responsible entity for **Westfield America Trust** ABN 27 374 714 905 ARSN 092 058 449

For media queries please contact Julia Clarke on +61 2 9358 7426

Westfield

Westfield Group

Results Presentation
Full Year Result ended 31 December 2005

'Strong performance in all markets'

20 February 2006

Westfield

Agenda

- Overview
- 2005 Highlights
- Operational Review
- Financial Review
- Business Reporting & Distribution Policy
- Q&A

Note: All figures within this presentation are presented in Australian dollars unless otherwise stated. Average exchange rates for the twelve months to December 2005 was AUD/USD 0.7622, AUD/GBP 0.4191, AUD/NZ 1.0823 and exchange rates as at 31 December 2005 was AUD/USD 0.7327, AUD/GBP 0.4245, AUD/NZ 1.0712.

Overview

- Westfield Group is the pre eminent owner of super regional shopping centre assets globally
- The quality and market penetration of those assets is a unique feature of the Group's business
- Our intensive management at an operational level is a key driver for income growth from existing assets
- Extensive development program at high yields generates incremental income, improves asset quality and creates significant value

2005 Highlights

- Westfield Group full year net profit after tax of A$4.2 billion
- Strong performance from its portfolios in each market – comparable NOI growth is 5.3% for Australia & New Zealand, 3.6% in the United States and 6.6% in the United Kingdom
- More than 60% of net property income is based outside of Australia
- On a basis consistent with the Explanatory Memorandum profit after tax was $1,659 million (96.7 cents per security) compared to $1,594 million (94.9 cents per security) as forecast in the EM
- Distribution of A$1,838 million (106.57 cents per security in line with forecast)
- Interest in shopping centres with a gross value of A$52.5 billion – 25% increase for the year
- 18 projects currently under construction with a total investment of A$6.8 billion (Westfield Group share A$4.6 billion) and a further A$1.5 to A$2 billion of projects expected to commence each year for the next three years
- Operational segment forecast to deliver 6% growth in 2006 and 2007 at constant currency

Financial Highlights

Income Statement	12 months to 31 Dec '05
Profit after tax (A$ million)	4,247
Distribution (A$ million)	1,838
Distribution per security (cents)	106.57

Balance Sheet	At 31 Dec '05	At 31 Dec '04
Gross Property Investments (A$ million)	42,577	34,973
Net Assets (A$ million)	19,466	16,241
Gearing (%)[1]	41.4	38.4
Net debt to total market capitalisation (%)[2]	31.6	27.4
Equity market capitalisation (A$ million)[2]	33,393	29,657

[1] As calculated and documented under the Westfield Group bond offerings

[2] Based on WDC share price at Dec '05 $18.16 (Dec '04 $16.43) and conversion of convertible securities (not including preference shares or OP units)

Westfield

Portfolio Summary as at 31 December '05

	United States	Australia	United Kingdom	New Zealand	Total
Centres	67	43	7	11	128
Retail Outlets	9,400	10,900	800	1,400	22,500
GLA (million sqm)	6.6	3.4	0.3	0.3	10.6
Net Property Income (million)	US$929	A$984	£70	NZ$141	A$2,500
Westfield Asset Value (billion)[1]	US$13.9	A$15.4	£1.4	NZ$2.0	A$39.6[1]
Assets Under Management (billion)[2]	US$16.9	A$20.4	£3.0	NZ$2.2	A$52.5[2]


Gross Lettable Area
UK 3%
Australia 32%
NZ 3%
US 62%
Net Property Income
UK 7%
Australia 39%
NZ 6%
US 48%
Assets Under Management
UK 13%
Australia 39%
NZ 4%
US 44%

[1] *WDC share of shopping centre assets and excludes work in progress and assets held for redevelopment*

[2] *WDC and joint venture share of shopping centre assets and includes work in progress and assets held for redevelopment*

Westfield

Growth in value of shopping centre interests

- Since the merger the growth in Westfield Group's share of the value of its shopping centre portfolio has grown by 43.9%.
- Over the year to 31 December 2005 growth was 22.1%.



$29.6bn
$6.0bn
$3.6bn
$4.5bn
$(0.3)bn
$(0.8)bn
$42.6bn
30 Jun '04
Revaluations
Redevelopments & Capex
Acquisitions
Disposals
Exchange Rate Impact
31 Dec '05

Westfield

Operational Review

- Global Development Activity
- Shopping Centre Operating Performance
- Retail Sales Overview

Westfield

Global Development Activity

- **18 projects under construction as at 31 December 2005 with an estimated total investment of A$6.8 billion – Westfield Group share A$4.6 billion**

	No. of Projects	Estimated Total Cost	Target Weighted Average Yield[1]
United States	11	US$1.5bn	9.6 – 10.0%
Australia & New Zealand	5	A$0.6bn	9.3 – 9.6%
United Kingdom - Derby	1	£0.3bn	8.0 – 8.5%
- White City	1	£1.5bn	5.75 – 6.0%
Total	**18**	**A$6.8bn**	

- Projects currently under construction are expected to create in excess of A$1 billion positive revaluation uplift – WDC share

[1] *Stabilised income/Westfield Group cost*

Westfield

Global Development Activity

- **Completed 8 projects costing A$1.0bn achieving a weighted average development yield of 9.9%**

– United States	Franklin Park, Wheaton and Gateway
– Australia & New Zealand	Helensvale, Tuggerah, Innaloo, Mt Druitt and Queensgate

- **Commenced 12 new projects with an estimated total investment of A$2.1bn**

– United States	Topanga, Sarasota, Brandon, Capital, Southlake, Southpark and Garden State Plaza
– Australia & New Zealand	Liverpool, Chermside, Chartwell and Newmarket
– United Kingdom	Derby

- **Redevelopment projects from the existing portfolio of A$1.5 to A$2 billion anticipated to commence each year for the next 3 years**

Westfield

Future Projects

United States

- Annapolis (Annapolis, Maryland)
- Century City Phase II (Los Angeles, California)
- Fashion Square (Sherman Oaks, California)
- Fox Hills (Culver City, California)
- Galleria at Roseville (Roseville, California)
- Hawthorn (Vernon Hills, Illinois)
- Horton Plaza (San Diego, California)
- Mainplace (Santa Ana, California)
- Montgomery (Bethesda, Maryland)
- North County (Escondido, California)
- Old Orchard (Skokie, Illinois)
- Palm Desert (Palm Desert, California)
- Plaza Bonita (San Diego, California)
- Plaza Camino Real (Carlsbad, California)
- Southgate (Sarasota, Florida)
- Southcenter (Seattle, Washington)
- UTC (San Diego, California)
- West Valley (Los Angeles, California)

Australia & New Zealand

- Albany (NZ)
- Bay City (VIC)
- Belconnen (ACT)
- Booragoon (WA)
- Doncaster (VIC)
- Fountain Gate (VIC)
- Kotara (NSW)
- Macquarie (NSW)
- Manukau (NZ)
- Mt Gravatt (QLD)
- Newmarket/277 (NZ)
- North Lakes (QLD)
- Pacific Fair (QLD)
- Plenty Valley (VIC)
- St. Lukes (NZ)
- Sydney CBD (NSW)
- Tea Tree Plaza (SA)

United Kingdom

- Broadway (Bradford)
- Merry Hill (Birmingham)
- The Friary (Guildford)
- Sprucefield (Northern Ireland)
- The Broadmarsh Centre (Nottingham)

Westfield

Shopping Centre Operating Performance

	Portfolio Leased[1]	Specialty Occupancy Cost[2]	Lease Deals Completed[2]		Average Specialty Store Rent		Comparable NOI Growth[2]
			Number	Area	Amount[1]	Growth[3]	
United States	95.1%[4]	13.5%	1,340	3,758,412 sqft	US$38.83 psf	3.3%	3.6%
Australia & New Zealand	> 99.5%	15.6%	2,819	334,624 sqm	A$1,167 psm NZ$995 psm	5.2%	5.3%
United Kingdom	> 99%	n/a	138	59,606 sqm	£586 psm	6.4%	6.6%

[1] *As at 31 December 2005*
[2] *12 months to 31 December 2005*
[3] *31 December 2005 compared to 31 December 2004 – excludes newly acquired centres*
[4] *Excludes Sunrise Mall which was acquired in the second half*

Westfield

Retail Sales Overview[1]

	Period to 31 December 2005			
	12 months		6 months	3 months
	$	Growth	Growth	Growth
United States[2]				
Specialties	US$424psf US$7.3 bn	5.2%	4.8%	4.6%
Australia				
Majors		4.8%	5.1%	3.9%
Mini majors		9.4%	12.9%	16.1%
Specialties	A$9,005psm	2.9%	1.9%	1.6%
Total	A$17.2 bn	4.5%	4.4%	3.9%
United Kingdom[3]				
Comparable		(0.5)%	0%	1.1%
Total	n/a	3.1%	3.6%	4.8%
New Zealand				
Specialties	NZ$9,084psm	0.2%	0.8%	0.6%
Total	NZ$1.6 bn	0.2%	1.2%	0.9%

[1] *All sales growth figures are reported on a comparable basis*
[2] *US represents growth in sales per square foot*
[3] *British Retail Consortium-KPMG retail sales report*

Westfield

Financial Review

- Income Statement
- Distribution Statement
- Balance Sheet
- Property Investments

Westfield

Income Statement

A$ million	12 months to Dec '05
Property income	3,089
Contribution from equity accounted investments	580
Property revaluations	2,840
Other income	46
Currency derivatives	45
Net profit from asset sales	58
Total Income	**6,658**
Total expenses	(1,019)
Goodwill arising from recognition of deferred tax on acquisitions	(57)
EBIT	**5,582**
Financing costs	(628)
Mark to market of derivatives, preference shares and minority interests treated as debt	(214)
Profit before tax	**4,740**
Tax expense	(77)
Deferred tax expense	(395)
Minority interests	(21)
Profit after tax	**4,247**

Westfield

Distribution Statement

A$ million	12 months to Dec '05	
Profit after tax	**4,247**	
Less: Property revaluation[1]	(3,157)	
Net profit from asset sales	(75)	
Add: Project profits distributed	176	
Mark to market of derivatives, preference shares and minority interests treated as debt	192	
Deferred tax on potential capital gains liability	452	
Available for distribution	**1,835**	
Profit not distributed	(7)	
Distribution	**1,828**	**= 106.57 cps**
Distribution in respect of cum distribution component of shares issued during the period	10	
Distribution paid	**1,838**	

[1] *Net of amortisation of tenant allowances and revaluation attributable to minority interests*

Westfield

Balance Sheet

A$ million	At 31 Dec '05	At 31 Dec '04	% Change
Cash	200	237	
Property investments			
- Shopping centres	35,074	26,848	
- WIP and development properties	2,549	932	
Net Investments in equity accounted entities	3,468	3,332	
Other assets	1,760	2,613	
Total assets	**43,051**	**33,962**	**26.8%**
Interest bearing liabilities	17,666	12,933	
Other financial instruments[1]	1,753	1,125	
Finance lease liabilities	139	134	
Deferred tax	2,233	1,333	
Other liabilities and minority interests	1,794	2,196	
Total liabilities	**23,585**	**17,721**	
Net Assets	**19,466**	**16,241**	**19.9%**

[1] *Convertible preference securities shares that the Westfield Group considers as equity given their economic characteristics*

Westfield

Property Investments

- Change in value of gross property investments

	A$ billion
Gross property investments including development projects as at 31 December '04	34.9
Revaluations	3.2
Redevelopment expenditure	2.4
Acquisitions	1.5
Disposals	(0.3)
Gross property investments as at 31 December '05 (pre exchange rate impact)	41.7
Exchange rate impact	0.9
Gross property investments including development projects as at 31 Dec '05	**42.6**

- Weighted average cap rates for each region:
  - Australia 6.4%
  - New Zealand 7.8%
  - United Kingdom 5.2%
  - United States 6.7%

Westfield

Business Reporting & Distribution Policy

- Business Segment Reporting
- Distribution Policy

Westfield

Business Segment Reporting

- Introduction of IFRS reporting in 2005.
  - Significant effect on both the Income Statement and Balance Sheet – eg. revaluations and mark to market of financial instruments
- Business segment reporting framework now reflects the Group's core activities, consistent with how the Group is managed.
  - Operational
  - Development and New Business
  - Corporate

Westfield

Business Reporting – Segment Overview

IFRS Reported Results

Operational Segment

- Net property income from existing shopping centres including completed developments
- External fee income from third parties (eg. property management and development fees)
- Operational expenses
- Interest expensed on Operational activities

Development & New Business Segment

- Revaluation of developments
- Development expenses
- Expenses relating to review and assessment of new assets, portfolios & corporate acquisitions
- Income and interest expensed on properties held for future redevelopment and the expansion of business activities

Corporate Segment

- Revaluation of existing centres
- Change in value of financial instruments
- Corporate entity expenses
- Income, withholding and deferred taxes
- Impact of currency hedging
- Capital gains / losses

Westfield

Income Statement by Business Segment

A$ million	12 months to Dec '05			
	Operational	Development & New Business	Corporate	Total
Property income	3,062	27	-	3,089
Property revaluations	-	394	2,446	2,840
Net contribution from equity accounted properties	231	20	329	580
JV project and property management net income	46	-	-	46
Foreign currency income hedge	-	-	45	45
Net profit from asset sales	-	-	58	58
Total income	**3,339**	**441**	**2,878**	**6,658**
Total expenses	(914)	(78)	(27)	(1,019)
Goodwill arising from recognition of deferred tax on acquisitions	-	-	(57)	(57)
EBIT	**2,425**	**363**	**2,794**	**5,582**
Net Interest expense	(842)[1]	(40)	91	(791)
Tax expense			(77)	(77)
Deferred tax expense	-	-	(395)	(395)
Minority interests	(58)[1]	-	(14)	(72)
Segment earnings	**1,525**	**323**	**2,399**	**4,247**

[1] Minority interest of $51m included as interest under AIFRS has been reclassified to minority interest.

Westfield

Segment Profiles

- The **Operational Segment** earnings are forecast to grow, on a constant currency basis, at around 6% pa. driven by:
  - growth in underlying property income; and
  - additional property income as a result of development activities.

- The **Development and New Business Segment** includes:
  - costs of development activities
  - incremental value generated from development -- recognised on revaluation
  - income and costs relating to both properties held for future development and the expansion of business activities

Westfield

Development Segment Assets

A$ million	At 31 Dec '05		
	WIP[1,2]	Property held for redevelopment[3,4]	Total
- Australia & New Zealand	142	255	**397**
- United States	826	223	**1,049**
- United Kingdom	1,188	332	**1,520**
Total	2,156	810	**2,966**
Consolidated			2,549
Equity Accounted			417
			2,966

[1] *Work in progress - costs incurred on projects currently under construction*

[2] *Interest cost in respect of Work In Progress is capitalised*

[3] *Interest cost in respect of property held for future redevelopment is allocated to the development business segment*

[4] *Includes the following major projects, Century City offices (US), Merry Hill land (UK), Bradford land (UK), Sprucefield land (UK), West Valley land (US), Newmarket land (NZ)*

Segment Profiles (continued)

- The **Corporate Segment** includes:
  - incremental value generated from existing centres - recognised on revaluation
  - mark to market adjustments on hedging positions
  - currency hedging
  - tax expense

Distribution Policy

- Distribution will be no more than 100% of Operational Segment earnings (as presented in the audited financial statements) +/- the hedging of offshore net income.

- Distribution for the 2006 year will include the distribution of project profits for the first 6 months only – consistent with the merger forecast assumptions.
  - On this basis, the distribution for the 2006 year is estimated at 106.5 cents per security being:
    - 54.5 cents per security for the 6 months to 30 June '06; and
    - 52.0 cents per security for the 6 months to 31 December '06

- From 1 July '06, project profits will no longer be distributed.

Westfield

Distribution Statement and Forecast

	12 Months to Dec '05 Actual		12 months to Dec '06 Forecast	
	A$ millions	Cents per Security	Cents per Security[2]	% Growth
Operational Segment Earnings	1,525	88.9c	94.2c	+6.0%
Distribution Hedging[1]	192	11.2c	9.4c	-16.1%
Distribution Available	1,717	100.1c	103.6	+3.5%
Plus: Project Profits	176	10.3c	7.0c	
Distribution Available incl Project Profits	1,893	110.4c	110.6c	
Distribution	1,828	106.5c	106.5c	
Distribution Paid from Operational Segment	1,459			
% of Operational Segment Earnings Distributed	95.7%		95.6%	

[1] Based on contract rates

[2] Distribution is forecast to be 54.5c for the six months ending 30 June 2006, including the distribution of project profits, and 52.0c for the six months ending 31 December 2006

Appendix I – Business Segment Reporting

Page Number

- Detailed Income Statement by Business Segment 29
- Asset Analysis by Business Segment..31
- Segment Definitions 32

Detailed Income Statement by Business Segment

12 months to Dec '05 — A$ million	Operational	Development & New Business	Corporate	Total
Property income	**3,062**	**27**	**-**	**3,089**
Property revaluations	-			
Trading centres	-	-	2,446	2,446
Completed redevelopments	-	282	-	282
Redevelopments in progress	-	85	-	85
Properties held for future redevelopment	-	27	-	27
	-	**394**	**2,446**	**2,840**
Net contribution from equity accounted properties				
Property income net of expenses	352	-	-	352
Property revaluations	-	39	314	353
Profit from asset sales	-	-	23	23
Interest	(121)	(19)	(2)	(142)
Tax expense	-	-	(6)	(6)
	231	**20**	**329**	**580**
JV project and property management net income				
Net project management income	18	-	-	18
Net property management income	28	-	-	28
	46	**-**	**-**	**46**
Carried forward	3,339	441	2,775	6,555

Westfield

Detailed Income Statement by Business Segment (continued)

12 months to Dec '05 — A$ million	Operational	Development & New Business	Corporate	Total
Brought forward	3,339	441	2,775	6,555
Foreign Currency income hedge	-	-		
Current period realised amounts	-	-	192	192
Mark to market unrealised amounts	-	-	(147)	(147)
			45	45
Profit from asset sale	-	-	58	58
TOTAL INCOME	3,339	441	2,878	6,658
Total expenses				
Direct property expenses	(858)	(13)	-	(871)
Overhead expenses	(56)	(65)	(27)	(148)
	(914)	**(78)**	**(27)**	**(1,019)**
Goodwill arising from recognition of deferred tax on acquisitions			(57)	(57)
EBIT	2,425	363	2,794	5,582
Net interest expense	**(842)[1]**	**(40)**	**91**	**(791)**
Tax expense				
Income and witholding tax expense	-	-	(70)	(70)
Tax on asset sales	-	-	(7)	(7)
Deferred tax expense	-	-	(395)	(395)
	-	-	(472)	(472)
Minority interest	(58)[1]	-	(14)	(72)
SEGMENT EARNINGS	1,525	323	2,399	4,247

[1] *Minority interest of $51m included as interest under AIFRS has been reclassified to minority interest.*

Asset Analysis by Business Segment[1]

A$ million

	12 months to Dec '05		
	Operational	Development & New Business	Total
Shopping centres			
Consolidated	35,026	48	35,074
Equity accounted	4,482	55	4,537
Work in progress			
Consolidated	-	1,819	1,819
Equity accounted	-	338	338
Properties held for future redevelopment			
Consolidated	-	730	730
Equity accounted	-	79	79
	39,508	3,069	42,577
Net working capital	836	-	836
Segment assets	40,344	3,069	43,413
Segment borrowings	(17,975)	(3,069)	*(21,044)

[1] *Includes the Group's share of equity accounted assets*

* *Comprises interest bearing liabilities $17.7b, other financial instruments $1.8b, finance leases $0.1b and equity accounted borrowing $1.4b*

Westfield

Segment Definitions

Operational	Development and New Business	Corporate
Net property income • Net property income from existing centres and the unaffected portion of centres under development less property expenses and costs of managing centres • Net property income from equity accounted centres less - property expenses, the costs of management; and property specific interest cost incorporated within the equity accounted investment **Other income** • Third party development and project management fees net of expenses • Third party property and fund management fees net of expenses **Net interest expense** • Interest income • Total interest expense less: - amounts allocated to Development and New Business Segment and Corporate Segment • Interest cost of finance leases (ground leases) • Interest cost of redeemable preference shares / units treated as debt	**Property revaluations** • Revaluation of entire centre upon completion of development based upon independent appraisals on completion. A partial revaluation to be recognised during the construction stage when at least 70% leased and constructed) • Revaluation of properties held for development (if any) • Income relating to corporate acquisitions **Net property income** • Net property income from properties held for future development less property expenses (if any) **Expenses** • Costs of running the current development programme • Costs of new business activity **Net interest expense** • Interest cost of funding development activities[1] • Interest cost on portion of existing centre directly affected by the development[1] • Interest cost on properties held for future redevelopment	**Property revaluations** • Revaluation of all centres not undergoing development based upon independent appraisals **Profit or loss on sale of assets** **Financial instruments (including IFRS)** • Impact of forward exchange rate contracts • Impact of balance sheet hedges put in place at the time of the Merger • Amortisation of mark to market valuations of forward exchange contracts and interest rate hedges as at the time of the Merger • Mark to market of: - Interest rate and foreign currency income hedges that do not qualify for hedge accounting under AIFRS • Unrealised gain or loss relating to the fair value of the preference shares/units **Entity expenses** • Costs of running the corporate entity **Tax expense** • Withholding, deferred and other taxes **Goodwill**

[1] *Interest capitalised as appropriate*

Westfield

Westfield

Westfield Group

Appendix II & III

Results Presentation

Full Year Result ended 31 December 2005

20 February 2006

Appendices

Page Number

Appendix II – Supporting schedules for operational and financial review **34**

- Management Team 35
- Project Distributions 36
- Reconciliation of Property Investments 37
- Current Projects 38
- Comparable Specialty Retail Sales Growth by Region 41
- Comparable Retail Sales Growth by Category 42
- Funding 44
- Interest Rate Hedging Profile 45
- Currency Hedging Profile 46
- Key Financial Ratios... 48
- Exchange Rates 49

Appendix III – A-IFRS Explanations **50**

Westfield

Senior Management Team

Frank Lowy
Executive Chairman

Peter Lowy / Steven Lowy
Group Managing Directors

UK

Michael Gutman
Managing Director - UK & Europe

United States

Richard Green
Vice Chairman – Operations

Ken Wong
Managing Director - US

John Schroder
COO – Development & Leasing

Australia & NZ

Robert Jordan
Managing Director - Australia & NZ

Corporate Affairs

Technology

Human Resources

Finance

Peter Allen
Group CFO

Mark Bloom
Deputy CFO

Domenic Panaccio
Deputy CFO

Mark Stefanek
CFO US

Elliott Rusanow
Director Finance – UK

Legal

Simon Tuxen
Group General Counsel & Company Secretary

Peter Schwartz
General Counsel – US

Tim Walsh
General Counsel – Australia and NZ

Westfield

Project Distributions

- **Project profits this period**

	Westfield Group	External parties	Total
	(A$m)	(A$m)	(A$m)
Project expenditure	1,329	267	1,596
Project profits distributed	176	18	194

Major Projects	
Australia & New Zealand -	Bondi, Chermside, Mt Druitt, Tuggerah, Parramatta, Helensvale and Liverpool
United States -	Topanga, Century City, Connecticut Post and Chesterfield
United Kingdom -	Derby

Reconciliation of Property Investments

A$ million

Property investments as at 31 December 2005

	Westfield Group Interest	Equity Accounted JV Share	Total	JV Partner Share	Investments Under Management
Gross property investments	35,074	4,537	39,611	8,361	47,972
WIP & Properties held for redevelopment	2,549	417	2,966	1,579	4,545
	37,623	**4,954**	**42,577**	**9,940**	**52,517**
Less JV debt & working capital		1,486	1,486		
Westfield Accounts	**37,623**	**3,468**	**41,091**		

Current Projects
- United States - Approx US $1.5 billion

Forecast	Total Cost[1] US $million	Yield Range	Anticipated Completion
Chesterfield (St Louis, Missouri)	70	11.0 – 11.3%	Qtr 1 '06
Connecticut Post (Milford, Connecticut)	140	8.8 – 9.3%	Qtr 2 '06
Capital (Olympia, Washington)*	50	9.8 – 10.0%	Qtr 4 '06
Century City (Los Angeles, California)	160	11.0 – 11.5%	Qtr 4 '06
San Francisco (San Francisco, California)	440[2]	8.6 – 9.1%	Qtr 4 '06
Southlake (Hobart, Indiana)*	20	12.1 – 12.5%	Qtr 4 '06
Brandon (Tampa, Florida)*	50	11.0 – 11.4%	Qtr 1 '07
Topanga (Los Angeles, California)*	330	9.6 – 9.9%	Qtr 1 '07 Qtr 4 '08
Sarasota (Sarasota, Florida)*	50	9.6 – 9.9%	Qtr 2 '07
Southpark (Cleveland, Ohio)*	60	11.0 – 11.4%	Qtr 2 '07
Garden State Plaza (Paramus, New Jersey)*	90[3]	9.6 – 9.9%	Qtr 2 '07
Total	**1,460**	**9.6 – 10.0%**	

** Projects commenced within the year to 31 December 2005*

[1] Excludes project profits except for 100% owned projects commenced prior to 1 January 2005 and joint ventures

[2] Westfield Group share 50% - US$220m

[3] Westfield Group share 50% - US$45m

Westfield

Current Projects
- Australia & New Zealand – Approx A$600 million

Forecast	Total Cost[1] A$ million	Yield Range	Anticipated Completion
Parramatta (Sydney)	109	8.0 – 8.3%	Qtr 2 '06
Newmarket (Auckland)*	NZ 32	11.5 – 11.7%	Qtr 3 '06
Liverpool (Sydney)*	200[2]	8.9 – 9.2%	Qtr 4 '06
Chermside (Brisbane)*	180	10.3 – 10.6%	Qtr 4 '06
Chartwell (Hamilton)*	NZ 35	9.1 – 9.4%	Qtr 4 '06
TOTAL	**552**	**9.3 – 9.6%**	

** Projects commenced within the year to 31 December 2005*

[1] Excludes project profits except for 100% owned projects commenced prior to 1 January 2005 and joint ventures
[2] Westfield Group share 50% - $100m

Westfield

Current Projects

- United Kingdom - Approx £1.8 billion

Forecast	Total Cost £ million	Yield Range	Anticipated Completion
Derby*	310[1,2]	8.0 – 8.5%	Qtr 1 '08
White City	1,500[3]	5.75 – 6.0%	Qtr 2 '08

** Project commenced within the year to 31 December 2005*

[1] Includes project profits
[2] Westfield Group share 50% - approximately £155 million
[3] Westfield Group share 50% - approximately £900 million

Westfield

Comparable Specialty Retail Sales Growth by Region

Period to 31 December 2005

	12 months	6 months	3 months
United States			
- East Coast	5.2%	4.2%	5.2%
- Mid West	1.9%	1.5%	1.4%
- West Coast	6.8%	7.0%	6.0%
Total United States	**5.2%**	**4.8%**	**4.6%**
Australia			
- NSW & ACT	1.6%	1.6%	0.9%
- VIC	1.6%	0.7%	0.9%
- QLD	4.5%	0.9%	(0.6)%
- SA	2.6%	0.1%	1.2%
- WA	7.7%	7.4%	8.4%
Total Australia	**2.9%**	**1.9%**	**1.6%**
New Zealand	**0.2%**	**0.8%**	**0.6%**

Comparable Retail Sales Growth by Category

- Australia

	Period to 31 December 2005		
	12 months	**6 months**	**3 months**
Department Stores	5.6%	6.0%	6.7%
Discount Dept. Store	3.2%	2.7%	0.4%
Supermarkets	3.1%	3.7%	1.9%
Mini Majors	9.4%	12.9%	16.1%
Cinemas	(9.5)%	(8.2)%	(6.8)%
Fashion	4.0%	3.7%	4.4%
Food Catering	3.6%	3.0%	2.9%
Food Retail	5.4%	6.1%	5.4%
Footwear	4.0%	2.8%	3.8%
General Retail	3.6%	3.0%	2.8%
Homewares	2.9%	2.9%	2.3%
Jewellery	(0.1)%	(2.3)%	(3.5)%
Leisure	(4.6)%	(6.5)%	(6.3)%
Retail Services	6.4%	4.5%	3.1%
Specialties	**2.9%**	**1.9%**	**1.6%**
TOTAL	**4.5%**	**4.4%**	**3.9%**

Westfield

Comparable Retail Sales Growth by Category
- United States

	Period to 31 December 2005		
	12 months	6 months	3 months
Fashion	7.0%	7.0%	6.2%
• Women's ready to wear	6.2%	7.0%	6.9%
• Unisex	7.2%	5.7%	4.4%
Jewellery	1.1%	0.5%	(0.3)%
Leisure	5.9%	5.1%	5.4%
Food retail	3.8%	4.3%	4.6%
General retail	1.4%	0.8%	2.6%
Cinemas	(5.0)%	(5.8)%	(4.6)%

Westfield

Funding

- Westfield Group continues to diversify funding sources and lengthen debt maturity profile

Facility Mix - 31 Dec 2005


CMBS/Other Secured
25%
Bank Facilities
44%
Capital Markets
31%

Facility Maturity Profile - 31 Dec 2005


>6 yrs
24%
<1 yr
10%
1 to 3 yrs
23%
3 to 6 yrs
43%

- Funding activity in 2005
  - Eurobond issue of A$2.35b (€600 million and £600 million)
  - A$2.65 billion (US$1.945 billion) US Syndicated Bank Facility
  - A$1.1 billion equity issued through DRP (A$466m) and conversion of options (A$627 million including convertible bonds)
- Interest Rate Profile as at 31 December 2005
  - Weighted average interest cost of 4.5% (including impact of balance sheet hedging and Westfield Group Merger mark to market)
  - Percentage of fixed rate debt is 84% with an average interest rate hedge maturity of 7.7 years

Westfield

Interest Rate Hedging Profile

INTEREST HEDGING PROFILE*

	A$ interest receivable		US$ interest payable		£ interest payable		A$ interest payable	
As at Dec	A$ M	Fixed Rate %	US$ M	Fixed Rate %	£ M	Fixed rate %	A$ M	Fixed rate %
2005	5,197.5	6.18%	(10,710.3)	4.27%	(1,506.5)	5.49%	(2,907.7)	6.60%
2006	4,249.0	6.60%	(10,031.8)	5.20%	(1,799.5)	5.50%	(3,314.4)	6.77%
2007	3,640.0	6.60%	(9,661.7)	5.34%	(1,948.5)	5.49%	(3,794.7)	6.59%
2008	3,500.0	6.61%	(8,795.3)	5.37%	(1,623.0)	5.36%	(3,917.8)	6.71%
2009	3,500.0	6.61%	(7,989.6)	5.61%	(1,663.0)	5.34%	(3,319.8)	6.78%
2010	3,000.0	6.61%	(6,837.3)	5.80%	(1,632.2)	5.33%	(2,942.7)	6.70%
2011	2,500.0	6.62%	(5,162.6)	5.80%	(1,632.2)	5.33%	(2,250.6)	6.69%
2012	1,750.0	6.62%	(3,718.8)	5.69%	(1,332.5)	5.30%	(1,831.1)	6.61%
2013	450.0	6.43%	(2,415.9)	5.57%	(1,332.5)	5.30%	(533.9)	6.33%
2014	200.0	6.23%	(193.1)	4.98%	(1,040.0)	5.24%	(409.0)	6.17%
2015	0.0	N/A	(8.8)	(0.68)%	(600.0)	5.39%	0.0	N/A

** Fixed rate includes the Westfield Group Merger mark to market*

Westfield

Currency Hedging Profile

FOREIGN CURRENCY DENOMINATED BALANCE SHEET HEDGING MATURITY PROFILE

Maturing during period ended Dec	Cross currency swap receivable/(payable)				
	A$ M	US$ M	£ M	NZ$ M	EUR M
2006	98.2	(75.0)	-	-	-
2007	127.9	(75.0)	-	-	-
2008	(94.5)	-	-	112.5	-
2009	862.7	(600.0)	-	-	-
2010	590.2	(425.0)	-	-	-
2011	1,024.3	(630.5)	-	-	-
2012	860.8	(1,105.1)	(133.0)	-	600.0
2013	1,065.2	(769.0)	-	-	-
2014	1,160.0	(833.0)	-	-	-
	5,694.8	(4,512.6)	(133.0)	112.5	600.0

***Note:** To manage the cash flow impact of maturing cross currency swaps the Group has entered into put and call options ("collar") over US$4 billion of the Group's borrowings. The "collar" matures in the six month period ending 31 December 2006 and has an average exchange rate upper limit of AUD = USD 0.7950 and an average exchange rate lower limit of AUD = USD 0.7230.*


Westfield

Currency Hedging Profile (continued)

FOREIGN CURRENCY DENOMINATED NET INCOME HEDGING MATURITY PROFILE

	Sell US$ Forward Exchange Contracts			Sell NZ$ Forward Exchange Contracts		
Maturing during period ended Dec	US$ M	Hedge Rate*	Contract Rate	NZ$ M	Hedge Rate*	Contract Rate
2006	(225.7)	0.6079	0.4946	(128.5)	1.1220	1.1916
2007	(228.7)	0.6035	0.5316	(138.4)	1.1196	1.1432
2008	(224.4)	0.6628	0.6467	(144.0)	1.1216	1.1287
2009	(174.7)	0.7106	0.7106	(109.2)	1.1234	1.1234
2010	(78.0)	0.7106	0.7126	(49.0)	1.1294	1.1294

** Hedge rate includes the Westfield Group Merger mark to market*

Key Financial Ratios

Financial ratios per the Westfield Group's bond offerings

• Net debt as a % of assets	41.4%
• Secured debt as a % of assets	12.7%
• EBITDA to interest expense	3.3 times
• Unsecured assets as a % of unsecured debt	216%

Exchange Rates

- Income Statement - average exchange rates for the 12 months to 31 December 2005:

  - AUD/USD 0.7622 (6 months to 31 December 2004: AUD/USD 0.7326)
  - AUD/GBP 0.4191 (6 months to 31 December 2004: AUD/GBP 0.3977)
  - AUD/NZD 1.0823 (6 months to 31 December 2004: AUD/NZD 1.0845)

- Balance Sheet - exchange rates as at 31 December 2005:

  - AUD/USD 0.7327 (31 December 2004: AUD/USD 0.7787)
  - AUD/GBP 0.4245 (31 December 2004: AUD/GBP 0.4038)
  - AUD/NZD 1.0712 (31 December 2004: AUD/NZD 1.0832)

Appendix III – A-IFRS Explanations

Page Numbers

- Summary of A-IFRS Variances
  - Income Statement....51
  - Balance Sheet....52
- A-IFRS Comparatives
  - Income Statement and Notes....53
  - Balance Sheet and Notes....56

Summary of A-IFRS Variances

- Income Statement for the 12mths to 31 Dec '05

A$ million	A GAAP	Property Revaluation	Mark to Market of non qualifying interest rate and currency derivatives and preference shares	Deferred Tax	Other	A-IFRS
EBIT	**2,507**	**3,169**	**(43)**	**(57)**	**6**	**5,582**
Interest	(625)	-	(206)	-	(11)	(842)
Profit before tax	**1,882**	**3,169**	**(249)**	**(57)**	**(5)**	**4,740**
Tax expense	(87)	-	-	(385)	-	(472)
Minority interests	(67)	(14)	-		60	(21)
Profit after tax	**1,728**	**3,155**	**(249)**	**(442)**	**55**	**4,247**
Basic EPS (cents)	100.42¢					247.57¢

Westfield

Summary of A-IFRS Variances

- Balance Sheet as at 31 Dec '05

A$ million	A GAAP	Mark to Market of non qualifying interest rate and currency derivatives and preference shares	Deferred Tax	Paid in value of minority interest reclassified to debt	Other	A-IFRS
Cash	197	-	-	-	3	200
Property investments	37,659	-	-	-	(36)	37,623
Net investment in equity accounted entities	3,495	(12)	(15)	-	-	3,468
Other assets	1, 264	335	-	-	161	1,760
Total assets	**42,615**	**323**	**(15)**	**-**	**128**	**43,051**
Borrowings	18,377	582	-	460	139	19,558
Deferred tax liabilities	109	-	2,124	-	-	2,233
Other liabilities	1,403	259	-	-	-	1,662
Minority interests	854	-	-	(722)	-	132
Total liabilities	**20,743**	**841**	**2,124**	**(262)**	**139**	**23,585**
Net assets	**21,872**	**(518)**	**(2,139)**	**262**	**(11)**	**19,465**

The above adjustments comprise amounts reflected in the Income Statement and cumulative amounts in respect of all prior periods

Westfield

A-IFRS Comparatives

- Income Statement for the 12mths to 31 Dec '05

A$ million	A-IFRS 12 months to Dec '05	A GAAP 12 months to Dec '05	Difference
Property Income	5,929	3,188	2,741[1]
Contribution from equity accounted investments	580	241	339[2]
Deferred tax recognised on acquisition of assets	(57)	-	(57)[3]
Business income	46	46	-
Currency derivatives	45	1	44[4]
Net profit from asset sales	58	58	-
Expenses	(1,019)	(1,027)	8[5]
EBIT	**5,582**	**2,507**	**3,075**
Financing costs:			
- Net interest expense	(574)	(575)	1[6]
- Interest on convertible notes/ preference shares/units	(268)	(50)	(218)[7]
Profit before tax	**4,740**	**1,882**	**2,858**
Tax expense	(472)	(87)	(385)[8]
Minority interests	(21)	(67)	46[9]
Profit after tax	**4,247**	**1,728**	**2,519**
Basic Earnings per security (cents)	**247.57¢**	**100.42¢**	**147.15¢**

Westfield

Notes to the Income Statement

1. Represents $2,840m property revaluations, $21m for the amortisation of tenant allowances and reclassification of $78m of hedge gains to other income.

2. Equity accounted property revaluations of $350m (net of amortisation of tenant allowances) and unrealised loss on the mark to market of interest rate swaps of $9m, deferred tax on property investment revaluations of $2m. Refer separate equity accounted income statement on slide 52.

3. Represents the $57m fair value adjustment arising from the recognition of deferred taxes for the acquisition of an additional 25% interest in White City, an additional 25% interest in Valencia and Sunrise ie. the difference between the tax cost base and acquisition fair value.

4. Increase in other income relates to reclassification of $78m of hedge gains net of unrealised loss on the mark to market on forward exchange contracts of $34m.

5. Reclassification from operating lease payments to interest expense of $8m for head leases.

6. Represents the unrealised loss on interest rate hedging contracts of $12m, head lease interest $8m and interest eliminated on consolidation of the employee share option trust of $5m.

7. Represents interest on the redeemable preference shares/units of $60m and the unrealised loss relating to the fair value of the preference shares/units of $158m.

8. Represents deferred tax on property investment revaluations and tax depreciation of $366m, WHL's forward contracts $3m (benefit), interest rate swaps $4m (benefit), other deferred tax $12m (expense) and $14m expense on asset sales.

9. Under A-IFRS Carindale is the only minority interest. The adjustment represents $60m for the reclassification of the US minority interests to interest expense (refer 7. above) less $14m for Carindale's share of the property revaluation.

Westfield

Notes to the Income Statement (continued)

Equity Accounted Income Statement

A$ million	**A IFRS**	**A GAAP**	**Difference**
Property Income	828	478	350[1]
Net profit from asset sales	23	23	-
Total Expenses	(123)	(123)	-
EBIT	**728**	**378**	**350**
Net Interest expense	(142)	(133)	(9)[2]
Profit before tax	**586**	**245**	**341**
Tax expense	(6)	(4)	(2)
Profit after tax	**580**	**241**	**339**

[1] *Revaluations of property investments net of amortisation of tenant allowances.*

[2] *Unrealised loss on the mark to market of interest rate swaps of $9m.*

Westfield

A-IFRS Comparatives

- Balance Sheet as at 31 Dec '05

A$ million	A-IFRS At 31 Dec '05	A GAAP At 31 Dec '05	Difference
Cash	200	197	3
Property investments	37,623	37,659	(36)[1]
Net investment in equity accounted entities	3,468	3,495	(27)[2]
Other assets	1,760	1,264	496[3]
Total assets	**43,051**	**42,615**	**436**
Interest bearing liabilities	17,666	17,666	-
Other financial instruments	1,753	711	1,042[4]
Finance lease liabilities	139	-	139[5]
Deferred tax	2,233	109	2,124[6]
Financial liabilities	367	108	259[7]
Other liabilities	1,295	1,295	-
Minority interests	132	854	(722)[8]
Total liabilities	**23,585**	**20,743**	**2,842**
Net assets	**19,466**	**21,872**	**(2,406)**
Number of Stapled Securities (millions)	1,742.3	1,748.2	(5.9)

Westfield

Notes to the Balance Sheet

1. Represents $176m of tenant allowances being reclassified (net of accumulated amortisation of $23m) from property investments to deferred costs and the recognition of head leases of $140m as property investments.

2. Includes the recognition of deferred tax on the Duelguide acquisition of $15m and mark to market of interest rate swaps of $12m. Refer slide 55 for the equity accounted balance sheet.

3. Includes recognition of tenant allowances as a deferred cost of $176m (refer 1. above), recognition of the fair value of forward contracts receivable of $333m, interest rate swaps receivable of $2m, deferred tax assets on acquisition mark to markets and other adjustments of $46m and the consolidation of the employee share option trust $61m (reduction in other assets).

4. Includes the WT convertible notes mark to market of $113m; US convertible redeemable preference shares reclassified from minority interest to debt of $460m and related mark to market of $469m.

5. Recognition of the head lease liability of $139m (refer 1. above).

6. Includes deferred tax liability on property investments $2,107m; deferred tax asset on WHL's forward contracts and interest rate swaps of $27m; and deferred tax liability on acquisition mark to markets and other adjustments of $44m.

7. Represents an increase in the unrealised gain on the forward exchange contracts of $98m and recognition of the interest payable on interest rate swap mark to markets of $161m.

8. Under A-IFRS Carindale is the only minority interest. $722m relates to the reclassification of the remaining minority interests in the US (the paid in value of $460m is reclassified to debt in 4. above and $262m of asset revaluation and other reserves is reallocated to equity attributable to members of WDC).

Notes to the Balance Sheet (continued)

Equity Accounted Balance Sheet

A$ million	**A-IFRS**	**A GAAP**	**Difference**
Cash	66	66	-
Property investments	4,954	4,945	9[1]
Other assets	107	97	10[1]
Total assets	**5,127**	**5,108**	**19**
Interest bearing liabilities	1,507	1,507	-
Finance lease liabilities	19	-	19[2]
Other payables and deferred tax	133	106	27[3]
Total liabilities	**1,659**	**1,613**	**46**
Net assets	**3,468**	**3,495**	**(27)**

[1] *Recognition of head leases $19m less reclassification of tenant allowances to deferred costs of $10m.*

[2] *Finance lease liability on the head leases of $19m (refer 1. above).*

[3] *Recognition of deferred tax on acquisition of Duelguide $15m and mark to market of interest rate swaps $12m.*

Westfield



Westfield Group Preliminary Final Report

Comprising Westfield Holdings Limited and its Controlled Entities for the year ended 31 December 2005

	Page
Appendix 4E	1
Income statement	2
Dividend/distribution statement	3
Balance sheet	4
Statement of changes in equity	6
Cash flow statement	7
Notes to the financial statements	8
Segment result	14
Details of dividends/distributions	18
Additional information	18
Appendix 1 – Property portfolio	20

Westfield Holdings Limited ABN 66 001 671 496

Westfield

Appendix 4E
Preliminary Final Report
under ASX listing rule 4.3A

Name of stapled entity
WESTFIELD GROUP

Entities that form the stapled entity	Current reporting period
Westfield Holdings Limited ("WHL") ABN 66 001 671 496	**12 months ended 31 December 2005**
Westfield Trust ("WT") ARSN 090 849 746	Previous reporting period
Westfield America Trust ("WAT") ARSN 092 058 449	**6 months ended 31 December 2004**

Introduction

The information in this financial report has been prepared for the first time under Australian equivalents to International Financial Reporting Standards ("AIFRS"). The prior period comparatives have been restated to comply with AIFRS with the exception of AASB 132 and 139 which have been applied from 1 January 2005 in accordance with the accounting standards. This financial report should be read in conjunction with the annual financial report of the Westfield Group as at 31 December 2004, which was prepared based on Australian Accounting Standards applicable before 1 January 2005. It is also recommended that the financial report be considered together with any public announcements made by the Westfield Group during the 12 months ended 31 December 2005 in accordance with the continuous disclosure obligations arising under the Corporations Act 2001.

Comparatives

The Westfield Group was established in July 2004 and WHL changed its year end to 31 December. The current reporting period comprises the Westfield Group result for the twelve months ended 31 December 2005. The comparative financial information presented comprises the Westfield Group results for the six month period from 1 July 2004 to 31 December 2004.

Results for announcement to the market (A$ million)

	12 months 31 Dec 05	**6 months** 31 Dec 04
Revenue and other income (excluding property revaluation)	**3,754.2**	**1,752.5**
Property revaluation - consolidated	**2,839.9**	**2,298.1**
- equity accounted	**352.5**	**462.2**
Total revenue and other income	**6,946.6**	**4,512.8**
Profit from ordinary activities after tax expense attributable to Members	**4,247.2**	**2,630.4**

Percentage increases over the previous corresponding period have not been provided as it is inappropriate to compare a twelve month period to a six month period.

Dividends/distributions proposed

	Cents per security WDC Ordinary securities	WDCNB DRP securities	
Stapled dividend/distribution proposed for the six month ended 31 December 2005	55.50	36.80	
comprising a:			
- dividend in respect of a WHL share	4.09	2.71	fully franked
- distribution in respect of a WT unit	22.04	14.61	21% estimated tax advantaged
- distribution in respect of a WAT unit	29.37	19.48	45% estimated tax advantaged

Record date for determining entitlements to the final distribution **5.00 pm 13 February 2006**

Commentary and analysis of the results for the current period can be found in the attached Westfield Group media release dated 20 February 2006. This media release forms part of the Appendix 4E.

Amounts in this report shown as 0.0 represent amounts less than $50,000 that have been rounded.

WESTFIELD GROUP
Comprising Westfield Holdings Limited and its Controlled Entities

INCOME STATEMENT
for the year ended 31 December 2005

	Note	31 Dec 05 $million	31 Dec 04[(i)] $million
Revenue and other income			
Property revenue		3,089.0	1,514.6
Property revaluation		2,839.9	2,298.1
Property development and project management revenue		266.9	72.9
Property and funds management income		50.7	22.8
		6,246.5	3,908.4
Share of after tax profits of equity accounted entities	10(b)	579.9	566.2
Currency derivatives	7	44.8	-
Profit on disposal of assets		58.4	31.5
Interest income		17.0	6.7
Total revenue and other income		6,946.6	4,512.8
Expenses			
Property expenses and outgoings		(992.4)	(487.9)
Property development and project management costs		(248.7)	(64.5)
Property and funds management costs		(22.6)	(9.6)
Corporate costs		(26.5)	(12.2)
		(1,290.2)	(574.2)
Goodwill on acquisitions (due to the recognition of deferred tax liabilities) written off		(55.8)	(460.0)
Financing costs			
- interest bearing liabilities		(590.9)	(230.1)
- other financial liabilities		(269.0)	(37.2)
	8	(859.9)	(267.3)
Total expenses		(2,205.9)	(1,301.5)
Profit before tax expense and minority interests		4,740.7	3,211.3
Tax expense	9	(472.0)	(403.2)
Profit after tax expense for the period		4,268.7	2,808.1
Less: net profit attributable to minority interests		(21.5)	(177.7)
Net profit attributable to Members of the Westfield Group		4,247.2	2,630.4
Net profit attributable to Members of the Westfield Group analysed by amounts attributable to Members of:			
Westfield Holdings Limited		451.0	86.8
Westfield Trust		1,906.1	980.5
Westfield America Trust		1,890.1	1,563.1
Net profit attributable to Members of the Westfield Group		4,247.2	2,630.4

		cents	cents
Basic earnings per stapled security		247.67	156.83
Diluted earnings per stapled security		247.57	155.32

(i) The comparative period comprises the six month period from 1 July 2004 to 31 December 2004.

DIVIDEND/DISTRIBUTION STATEMENT
for the year ended 31 December 2005

	31 Dec 05 $million	31 Dec 04[i] $million
Net profit attributable to Members of the Westfield Group	4,247.2	2,630.4
Adjusted for:		
Revaluation of investment properties	(2,839.9)	(2,298.1)
Revaluation of investment properties attributable to equity accounted entities	(462.5)	(462.2)
Minority interest property revaluations	13.9	141.2
Amortisation of tenant allowances	20.7	2.6
Net unrealised loss on mark to market of derivatives that do not qualify for hedge accounting	21.5	-
Interest expense on minority equity interest classified as convertible debt and the mark to market of convertible debt	159.6	-
Deferred tax charge	301.0	358.4
Goodwill on acquisitions (due to the recognition of deferred tax liabilities) written off	58.8	460.0
Other	0.8	(2.5)
Project profits distributed	176.8	74.3
Net profit from asset sales	(75.1)	(31.5)
Profit retained	(1.5)	-
Distributable income	**1,820.2**	**872.6**
Weighted average number of securities on issue for the period	*1,715.8*	*1,677.2*
Distributable income per ordinary security (cents)	***106.57***	***52.03***
Distributable income per August 2005 DRP security (cents)	***36.80***	***n/a***
Dividend/distribution paid/proposed [ii]	**1,838.3**	**872.6**
Weighted average number of securities entitled to distribution at 31 December 2005	*1,727.0*	*1,677.2*
Dividend/distribution per ordinary security (cents)	***106.57***	***52.03***
Dividend/distribution per August 2005 DRP security (cents)	***36.80***	***n/a***

(i) The comparative period comprises the six month period from 1 July 2004 to 31 December 2004.

(ii) The dividend/distribution proposed of $1,838.3 million includes a $10.1 million cum-dividend/distribution component in respect of stapled securities that were issued during the period with full dividend/distribution entitlement.

WESTFIELD GROUP
Comprising Westfield Holdings Limited and its Controlled Entities

BALANCE SHEET
as at 31 December 2005

	Note	31 Dec 05 $million	31 Dec 04 $million
Current assets			
Cash and cash equivalents	6(a)	199.5	237.0
Trade receivables		44.3	26.0
Derivative assets		327.4	221.8
Receivables		134.9	158.8
Inventories		27.4	20.4
Tax receivable		27.8	32.5
Prepayments and deferred costs		75.9	45.4
Total current assets		**836.5**	**741.9**
Non current assets			
Investment properties	1	37,623.1	27,779.8
Equity accounted investments	10(c)	3,167.7	3,331.5
Other investments		121.5	592.7
Derivative assets		459.0	1,169.8
Property, plant and equipment		182.0	147.9
Receivables		33.9	13.0
Deferred tax assets		68.2	76.3
Prepayments and deferred costs		260.1	109.5
Total non current assets		**42,214.3**	**33,220.5**
Total assets		**43,050.8**	**33,962.4**
Current liabilities			
Payables		1,169.1	798.4
Interest bearing liabilities	2	1,778.8	1,198.9
Tax payable		77.4	61.1
Derivative liabilities		17.8	186.9
Total current liabilities		**3,043.1**	**2,245.3**
Non current liabilities			
Payables		48.0	61.5
Interest bearing liabilities	2	16,026.1	11,868.4
Other financial liabilities		1,752.8	1,125.3
Deferred tax liabilities		2,233.1	1,333.3
Derivative liabilities		349.5	435.6
Total non current liabilities		**20,409.5**	**14,824.1**
Total liabilities		**23,452.6**	**17,069.4**
Net assets		**19,598.2**	**16,893.0**

WESTFIELD GROUP
Comprising Westfield Holdings Limited and its Controlled Entities

BALANCE SHEET
as at 31 December 2005

	Note	31 Dec 05 $million	31 Dec 04 $million
Equity attributable to Members of the Westfield Holdings Limited			
Contributed equity	3	[illegible]	669.3
Reserves	4	(3.1)	(50.1)
Retained profits	5	216.0	452.4
Total Equity attributable to Members of the Westfield Holdings Limited		1,560.5	**1,071.6**
Equity attributable to Members of Westfield Trust and Westfield America Trust			
Contributed equity	3	11,661.8	10,682.7
Reserves	4	851.4	599.7
Retained profits	5	[illegible]	3,887.0
Total Equity attributable to Members of Westfield Trust and Westfield America Trust		17,896.9	**15,169.4**
Total Equity attributable to Members of the Westfield Group		19,460.4	**16,241.0**
Minority Interests			
Contributed equity		94.0	536.1
Reserves		[illegible]	11.8
Retained profits		37.8	104.1
Total Minority Interests		131.8	**652.0**
Total Equity		[illegible]	**16,893.0**

STATEMENT OF CHANGES IN EQUITY
for the year ended 31 December 2005

	31 Dec 05 $million	31 Dec 04[i] $million
Changes in equity attributable to Members of the Westfield Group		
Opening balance of equity attributable to Members of the Westfield Group	16,241.0	1,097.9
Application of AASB 132 and 139 effective 1 January 2005	(377.8)	-
Initial equity contributed by WT and WAT pursuant to the Merger	-	12,576.5
Contributed equity		
Dividend/distribution reinvestment plan	468.2	-
Conversion of options	627.2	(50.7)
Stapling distribution	-	(1,124.0)
Securities issued to implement the Merger	-	1,125.1
Foreign currency translation reserve		
Net exchange difference on translation of foreign operations	8.7	(13.1)
Retained profits		
Stapling dividend	-	(1.1)
Dividend/distribution paid	(1,748.1)	-
Net adjustments recognised directly in equity	(1,021.8)	12,512.7
Profit after tax expense for the period [ii]	4,247.2	2,630.4
Closing balance of equity attributable to Members of the Westfield Group	**19,466.4**	**16,241.0**
Changes in equity attributable to Minority Interests		
Opening balance of equity attributable to Minority Interest	652.0	604.9
Application of AASB 132 and 139 effective 1 January 2005	(534.1)	-
Profit after tax expense for the period	21.5	177.7
Net exchange difference on translation of foreign operations	-	(78.7)
Dividends/distributions paid or provided for	(7.6)	(51.9)
Closing balance of equity attributable to Minority Interests	**131.8**	**652.0**
Total Equity	**19,598.2**	**16,893.0**

[i] The comparative period comprises the six month period from 1 July 2004 to 31 December 2004.

[ii] Total income and expenses for the period, including amounts recognised directly in equity, is $4,255.9 million (31 December 2004: $2,617.3 million), being profit after tax expense for the period of $4,247.2 million (31 December 2004: $2,630.4 million) and the net exchange gain on translation of foreign operations of $8.7 million (31 December 2004: loss $13.1 million).

WESTFIELD GROUP
Comprising Westfield Holdings Limited and its Controlled Entities

CASH FLOW STATEMENT

for the year ended 31 December 2005

	Note	31 Dec 05 $million	31 Dec 04[(i)] $million
Cash flows from operating activities			
Receipts in the course of operations (including GST)		[illegible]	1,779.2
Payments in the course of operations (including GST)		(1,397.9)	(709.5)
Settlement of currency derivatives		151.2	-
Dividends/distributions received from equity accounted associates		208.7	84.5
Income and withholding taxes paid		(41.7)	(29.1)
Goods and services taxes paid to suppliers for investing activities		(57.6)	(21.1)
Goods and services taxes paid to government bodies		(73.4)	(30.7)
Net cash flows from operating activities	6(b)	**2,260.6**	**1,073.3**
Cash flows from investing activities			
Acquisition of property investments		(1,139.7)	(727.0)
Payments of capital expenditure for property investments		(1,152.9)	(569.7)
Proceeds from the sale of property investments		18.5	191.5
Acquisition of other investments		[illegible]	(484.6)
Proceeds from the sale of other investments		534.2	-
Net payments for investments in equity accounted investments		(2,881.7)	(749.3)
Net proceeds from the sale of property assets by equity accounted entities		15.6	-
Payments for the purchases of property, plant and equipment		(81.2)	(70.9)
Proceeds from sale of property, plant and equipment		27.9	53.3
Net cash flows used in investing activities		**(4,174.3)**	**(2,356.7)**
Cash flows from financing activities			
Proceeds from the issues of securities		877.4	31.0
Extinguishment of share option		(2.5)	(80.7)
Net proceeds from interest bearing liabilities		3,301.3	2,260.8
Financing costs		(915.5)	(430.2)
Interest received		7.1	9.7
Settlement of foreign currency loans and swaps		116.4	43.4
Dividends/distributions paid		(1,740.1)	(638.7)
Dividends/distributions paid by controlled entities to minority interests		(7.4)	(41.4)
Stapling dividend/distribution on implementation of the Merger			(1,125.1)
Securities issued on implementation of the Merger			1,125.1
Maturity of interest rate option			45.0
Net proceeds from non interest bearing deposits			43.8
Merger and capital restructure charges			(57.0)
Net cash flows from financing activities		**1,823.7**	**1,185.7**
Net decrease in cash held		(90.0)	(97.7)
Add opening cash brought forward		220.9	60.8
Initial cash contributed by			
- Duelguide Plc on consolidation from equity accounted entities		41.1	-
- WT and WAT to the Westfield Group pursuant to the Merger			257.0
Effects of exchange rate changes on opening cash brought forward		(0.7)	0.8
Cash at the end of the year	6(a)	**171.3**	**220.9**

(i) The comparative period comprises the six month period from 1 July 2004 to 31 December 2004.

WESTFIELD GROUP

Comprising Westfield Holdings Limited and its Controlled Entities

NOTES TO THE FINANCIAL STATEMENTS

for the year ended 31 December 2005

	31 Dec 05 $million	31 Dec 04 $million
1_Investment properties		
Shopping centre investments	35,074.5	26,906.8
Construction and development projects	2,548.6	873.0
	37,623.1	**27,779.8**
Movement in investment properties		
Balance at the beginning of the year	27,779.8	30.3
Initial investment properties contributed by WT and WAT to the Westfield Group pursuant to the Merger		25,860.8
Acquisition of properties	1,277.9	651.8
Disposal of properties	(12.8)	(159.7)
Transfer from equity accounted investment properties	3,384.0	-
Redevelopment costs	1,461.6	612.2
Net revaluation increment	2,839.9	2,300.6
Retranslation of foreign operations	892.5	(1,516.2)
Balance at the end of the year	**37,623.1**	**27,779.8**
2_Interest bearing liabilities		
Current		
Unsecured		
Bank overdraft	28.2	16.1
Bank loans	857.6	744.4
Notes payable - A$	446.4	226.2
Secured		
Bank loans	446.6	212.2
	1,778.8	**1,198.9**
Non current		
Unsecured		
Bank loans	3,747.9	1,985.7
Commercial paper	240.0	360.0
Notes payable		
- US$	5,548.6	3,338.8
- £	1,413.4	-
- €	971.1	-
- A$	815.4	1,288.1
Finance leases	138.7	134.1
Secured		
Bank loans	5,118.0	4,729.1
Other	33.0	32.6
	16,926.1	**11,868.4**

NOTES TO THE FINANCIAL STATEMENTS
for the year ended 31 December 2005

	31 Dec 05 $million	31 Dec 04 $million
3_Contributed Equity		
of the Parent Company	857.6	669.3
of WT and WAT	11,661.8	10,682.7
of the Westfield Group	**12,519.4**	**11,352.0**
Movement in contributed equity attributable to members of the Westfield Group		
Balance at the beginning of the year	11,352.0	634.9
Application of AASB 132 and 139 effective 1 January 2005	74.0	-
Dividend/distribution reinvestment plan	466.2	-
Conversion of options	627.2	(50.7)
Initial equity contributed by WT and WAT pursuant to the Merger		10,766.7
Stapling distributions - return of capital		(1,124.0)
Securities issued to implement the Merger		1,125.1
Balance at the end of the year	**12,519.4**	**11,352.0**
4_Reserves		
of the Parent Company	(3.1)	(50.1)
of WT and WAT	561.4	599.7
of the Westfield Group	**558.3**	**549.6**
Total reserves of the Westfield Group		
Foreign currency translation reserve	558.3	549.6
Balance at the end of the year	**558.3**	**549.6**
Movement in foreign currency translation reserve		
The foreign currency translation reserve is to record net exchange differences arising from the translation of financial statements of foreign controlled entities and the net investments hedged in these entities.		
Balance at the beginning of the year	549.6	-
Initial foreign currency translation reserves contributed by WT and WAT pursuant to the Merger		562.7
Foreign exchange movement		
- foreign entities	337.6	(639.6)
- foreign currency loans and derivatives	(342.1)	652.1
- tax effect	13.2	(25.6)
Balance at the end of the year	**558.3**	**549.6**

WESTFIELD GROUP
Comprising Westfield Holdings Limited and its Controlled Entities

NOTES TO THE FINANCIAL STATEMENTS
for the year ended 31 December 2005

	31 Dec 05 $million	31 Dec 04 $million
5_Retained profits		
of the Parent Company	715.0	452.4
of WT and WAT	5,673.7	3,887.0
of the Westfield Group	**6,388.7**	**4,339.4**
Movement in retained profits		
Balance at the beginning of the year	4,339.4	463.0
Application of AASB 132 and 139 effective 1 January 2005	(451.8)	-
Profit from ordinary activities after tax expense and Minority Interest	4,247.2	2,630.4
Initial retained profits contributed by WT and WAT pursuant to the Merger		1,247.1
Stapling dividend paid pursuant to the merger		(1.1)
Dividends paid	(1,746.1)	-
Balance at the end of the year	**6,388.7**	**4,339.4**
6(a)_Components of cash and cash equivalents		
Cash	199.5	237.0
Overdrafts and short term loans	(28.2)	(16.1)
Total cash and cash equivalents	**171.3**	**220.9**
6(b)_Reconciliation of profit from ordinary activities after income tax to net cash flows from operating activities		
Profit from ordinary activities after tax expense	4,268.7	2,808.1
Property revaluation	(2,839.9)	(2,298.1)
Share of associates profit in excess of dividend/distribution	(871.2)	(481.7)
Goodwill on acquisitions due to the recognition of deferred tax liabilities written off	56.6	460.0
Deferred tax expense	395.0	358.4
Borrowing costs	858.6	267.3
Interest income	(17.0)	(6.7)
Profit on disposal of non current assets	(50.4)	(31.5)
Increase in other assets attributable to operating activities	(32.3)	(2.5)
Net cash flows from operating activities	**2,259.6**	**1,073.3**
7_Currency derivatives		
Gains/losses on currency derivatives (excluding mark to market of derivatives not qualifying for hedge accounting)	79.5	-
Mark to market of derivatives	(34.7)	-
Total currency derivatives	**44.8**	-

NOTES TO THE FINANCIAL STATEMENTS
for the year ended 31 December 2005

	31 Dec 05 $million	31 Dec 04 $million
8_Financing costs		
Gross financing costs (excluding mark to market of interest rate hedges that do not qualify for hedge accounting)	(702.6)	(273.0)
Financing costs capitalised to construction projects	57.4	10.8
Financing costs	(645.2)	(262.2)
Finance leases interest expense	(7.6)	(5.1)
Mark to market of interest rate hedges that do not qualify for hedge accounting	12.2	-
Interest expense and mark to market of other financial liabilities	(218.8)	-
	(858.9)	**(267.3)**
9_Tax expense		
Current - underlying tax	(70.3)	(44.8)
Current - tax on sale of assets	(6.7)	-
Deferred	(395.0)	(358.4)
	(472.0)	**(403.2)**

NOTES TO THE FINANCIAL STATEMENTS
for the year ended 31 December 2005

Name of entity	Type of equity	Balance Date	Economic interest 31 Dec 05	Economic interest 31 Dec 04	Carrying value 31 Dec 05 $million	Carrying value 31 Dec 04 $million
10(a)_Equity accounted entities carrying value						
Australian investments [i]						
AMP Wholesale Shopping Centre Trust	*Trust units*	30 Jun	10.0%	10.0%	54.7	49.9
Karrinyup	*Trust units*	30 Jun	25.0%	25.0%	99.4	89.6
Mt Druitt	*Trust units*	30 Jun	50.0%	50.0%	173.2	121.4
SA Shopping Centre Trust	*Trust units*	31 Dec	50.0%	50.0%	21.5	21.0
Southland	*Trust units*	30 Jun	50.0%	50.0%	407.0	385.4
Tea Tree Plaza	*Trust units*	30 Jun	50.0%	50.0%	212.7	197.3
					968.5	**864.6**
United Kingdom investments [i]						
Broadmarsh [ii]	Partnership interest	31 Dec	75.0%	75.0%	179.3	163.9
CastleCourt	Partnership interest	31 Dec	50.0%	50.0%	183.1	153.1
Eagle	Partnership interest	31 Dec	50.0%	50.0%	119.5	116.6
Friary	Partnership interest	31 Dec	50.0%	50.0%	81.7	71.6
Royal Victoria Place	Partnership interest	31 Dec	50.0%	50.0%	75.4	67.4
Wimslow (No. 2) Limited Partnership	Partnership interest	31 Dec	50.0%	50.0%	4.2	79.5
Wimslow (No. 5) Limited Partnership	Partnership interest	31 Dec	50.0%	50.0%	1.2	71.3
Duelguide [iii]	Shares	31 Dec	50.0%	50.0%	26.6	293.8
					671.0	**1,017.2**
United States investments [i]						
Fashion Square	Partnership units	31 Dec	50.0%	50.0%	186.7	131.4
Garden State Plaza	Partnership units	31 Dec	50.0%	50.0%	404.6	371.5
Montgomery	Partnership units	31 Dec	50.0%	50.0%	218.7	170.4
North Bridge	Partnership units	31 Dec	33.3%	33.3%	84.6	76.2
Plaza Camino Real	Partnership units	31 Dec	40.0%	40.0%	96.8	81.9
San Francisco Emporium	Partnership units	31 Dec	50.0%	50.0%	153.8	100.5
UTC	Partnership units	31 Dec	50.0%	50.0%	195.0	155.6
Valencia Town Centre	Partnership units	31 Dec	50.0%	25.0%	60.5	-
Valley Fair	Partnership units	31 Dec	50.0%	50.0%	403.6	320.8
Other retail and property investments	Units/shares	31 Dec	43.3%	43.3%	23.9	41.4
					1,828.2	**1,449.7**
Total equity accounted investments					**3,467.7**	**3,331.5**

(i) All equity accounted property partnerships, trusts and companies operate solely as retail property investors.

(ii) The Group has a 75% economic interest in Broadmarsh. The Group has equal representation and voting rights on the Board of Broadmarsh resulting in joint control, and as a consequence, significant influence. Accordingly, Broadmarsh has been accounted for as an associate in accordance with AASB 131: Interest in Joint Ventures.

(iii) On 24 November 2004 DGL Acquisitions Limited ("DGL") acquired a 100% interest in Duelguide plc ("Duelguide"), the company which owns the former London listed Chelsfield plc ("Chelsfield"), for cash consideration totalling £585 million.

DGL is 50% owned by Westfield Group entities and 50% owned by R&M Investments (BVI) Limited ("R&M"), a company that is jointly owned by entities associated with Multiplex Limited and Messrs. David and Simon Reuben.

In an agreement dated 17 October 2004, the shareholders of DGL agreed to allocate the direct ownership of the assets and liabilities of Duelguide to the Westfield Group and R&M.

On 18 May 2005 the Westfield Group agreed to purchase an additional 25% interest in Duelguide's White City development for £65 million from R&M, increasing its ownership of the White City development to 50%. Concurrently, the Westfield Group also agreed to acquire Chelsfield's £150 million White City land sale receivable and £70 million development funding deposit.

The assets allocated to the Westfield Group were subject to the usual cross guarantees associated with Duelguide's borrowings, including borrowings allocated to R&M. These encumbrances were removed following the refinancing of the Duelguide borrowings by the Westfield Group and R&M during early August 2005. For the period prior to the release of these encumbrances, the Westfield Group's interest in its underlying DGL assets has been accounted for under the equity method.

For the period subsequent to the release of these encumbrances, the Westfield Group's interest in its underlying DGL assets has been accounted for as follows:

NOTES TO THE FINANCIAL STATEMENTS
for the year ended 31 December 2005

10(a)_Equity accounted entities carrying value (continued)
(iii) (continued)

			to August 2005		*from August 2005*	
			Equity accounted	*Consolidated*	*Equity accounted*	*Consolidated*
Merry Hill	100%	direct interest	✓	✗	✗	✓
Sprucefield	100%	direct interest	✓	✗	✗	✓
Bradford	100%	direct interest	✓	✗	✗	✓
White City	50%	direct interest	✓	✗	✗	✓
Other retail and property investments	33 - 50%	indirect interest	✓	✗	✓	✗

	Australia		United Kingdom		United States		Consolidated	
	31 Dec 05 $million	31 Dec 04 $million	31 Dec 05 $million	31 Dec 04 $million	31 Dec 05 $million	31 Dec 04 $million	31 Dec 05 $million	31 Dec 04 $million
10(b)_Details of the Westfield Group's aggregate share of equity accounted entities net profit								
Property revenue	88.9	43.7	179.6	66.8	207.1	102.1	475.6	212.6
Property revaluation	69.0	65.4	50.9	45.1	232.6	351.7	352.5	462.2
Profit on disposal of assets	-	-	23.4	-	-	-	23.4	-
Interest income	-	-	4.1	0.5	-	-	4.1	0.5
Total revenue	157.9	109.1	258.0	112.4	439.7	453.8	855.6	675.3
Property outgoings	(21.7)	(12.4)	(49.5)	(21.8)	(52.1)	(24.7)	(123.3)	(58.9)
Borrowing costs	(1.3)	(0.6)	(99.7)	(26.5)	(45.4)	(23.1)	(146.4)	(50.2)
Net profit from equity accounted entities before tax expense	**134.9**	**96.1**	**108.8**	**64.1**	**342.2**	**406.0**	**585.9**	**566.2**
Income tax expense	-	-	(6.0)	-	-	-	(6.0)	-
Share of net profits of equity accounted entities	**134.9**	**96.1**	**102.8**	**64.1**	**342.2**	**406.0**	**579.9**	**566.2**
10(c)_Details of the Westfield Group's aggregate share of equity accounted entities assets and liabilities								
Cash	5.2	2.6	32.0	32.7	28.7	21.8	65.9	57.1
Receivables	2.3	2.9	29.8	9.4	12.1	6.8	44.2	19.1
Investment properties	996.5	893.0	998.1	3,629.5	2,542.2	2,102.9	4,536.8	6,625.4
development projects	2.0	5.4	181.7	453.4	233.2	108.6	416.9	567.4
Other investments	-	-	-	-	23.3	41.4	23.3	41.4
Other assets	0.2	-	11.5	8.0	28.4	6.8	40.1	14.8
Total assets	**1,006.2**	**903.9**	**1,253.1**	**4,133.0**	**2,867.9**	**2,288.3**	**5,127.2**	**7,325.2**
Payables	(23.8)	(24.6)	(67.6)	(80.9)	(32.1)	(15.7)	(123.4)	(121.2)
Deferred tax	-	-	(10.1)	(458.1)	-	-	(10.1)	(458.1)
Interest bearing liabilities	(13.9)	(14.7)	(504.4)	(2,576.8)	(1,007.6)	(822.9)	(1,526.0)	(3,414.4)
Total liabilities	**(37.7)**	**(39.3)**	**(582.1)**	**(3,115.8)**	**(1,039.7)**	**(838.6)**	**(1,659.5)**	**(3,993.7)**
Net assets	**968.5**	**864.6**	**671.0**	**1,017.2**	**1,828.2**	**1,449.7**	**3,467.7**	**3,331.5**

GEOGRAPHIC SEGMENT
for the year ended 31 December 2005

31 December 2005	Australia & New Zealand $million	United Kingdom $million	United States $million	Consolidated $million
Revenue and other income				
Property revenue	1,440.5	50.8	1,597.8	3,089.0
Property revaluation	1,435.1	108.3	1,293.3	2,836.9
Property development and project management revenue	136.8	59.4	69.8	266.0
Property and funds management income	16.2	5.3	29.2	50.7
	3,033.9	223.6	2,979.0	6,246.5
Share of after tax profits of equity accounted entities				
Net operating income	67.2	130.1	165.0	362.3
Net interest expense	(11.3)	(85.6)	(45.4)	(142.3)
Tax expense		(6.0)		(6.0)
Profit of disposal of assets		23.4		23.4
Property revaluation	89.0	50.9	232.8	372.5
	134.9	102.8	342.2	579.9
Currency derivatives	(7.9)		52.7	44.8
Profit on disposal of assets	52.8		5.6	58.4
Total segment revenue and other income	3,213.7	326.4	3,379.5	6,929.6
Expenses				
Property expenses and outgoings	(412.1)	(31.4)	(548.9)	(992.4)
Property development and project management costs	(126.8)	(52.5)	(67.4)	(246.7)
Property and funds management costs	(3.7)	(2.0)	(16.3)	(22.0)
Corporate overheads	(23.2)		(3.3)	(26.5)
	(567.8)	(85.9)	(636.5)	(1,290.2)
Goodwill written off on acquisition of assets		(46.5)	(10.3)	(56.8)
Total segment expenses	(567.8)	(132.4)	(646.8)	(1,347.0)
Segment result	2,645.9	204.0	2,732.7	5,582.6
Interest income				17.0
Financing costs				(858.9)
Tax expense				(472.0)
Consolidated profit after tax				4,268.7
Segment assets				
Segment assets	17,885.9	4,435.9	19,566.3	41,888.1
Group assets				1,162.7
Total segment assets	17,885.9	4,435.9	19,566.3	43,050.8
Segment liabilities				
Segment liabilities	507.5	178.3	505.5	1,191.3
Group liabilities				22,261.3
Total segment liabilities	507.5	178.3	505.5	23,452.6
Equity accounted associates included in segment assets				
Investment properties	908.5	1,179.8	2,775.4	4,863.7
Interest bearing liabilities	(13.9)	(504.5)	(1,007.6)	(1,526.0)
Working capital and deferred tax	(16.1)	(4.3)	60.4	40.0
Equity accounted associates included in segment assets	868.5	671.0	1,828.2	3,367.7
Additions to segment non current assets	1,463.4	2,701.6	1,371.0	5,536.0

WESTFIELD GROUP
Comprising Westfield Holdings Limited and its Controlled Entities

GEOGRAPHIC SEGMENT
for the year ended 31 December 2004

31 December 2004	Australia & New Zealand $million	United Kingdom $million	United States $million	Consolidated $million
Revenue and other income				
Property revenue	672.1	-	842.5	1,514.6
Property revaluation	822.4	-	1,475.7	2,298.1
Property development and project management revenue	45.0	1.5	26.4	72.9
Property and funds management income	7.5	2.7	12.6	22.8
	1,547.0	**4.2**	**2,357.2**	**3,908.4**
Share of after tax profits of equity accounted entities				
Net operating income	31.3	45.0	77.4	153.7
Net interest expense	(0.6)	(26.0)	(23.1)	(49.7)
Property revaluation	65.4	45.1	351.7	462.2
	96.1	**64.1**	**406.0**	**566.2**
Profit on disposal of assets	32.7	-	(1.2)	31.5
Total segment revenue and other income	**1,675.8**	**68.3**	**2,762.0**	**4,506.1**
Expenses				
Property expenses and outgoings	(214.2)	(7.5)	(266.2)	(487.9)
Property development and project management costs	(31.0)	(7.3)	(26.2)	(64.5)
Property and funds management costs	(2.4)	(1.1)	(6.1)	(9.6)
Corporate overheads	(10.6)	-	(1.6)	(12.2)
	(258.2)	**(15.9)**	**(300.1)**	**(574.2)**
Goodwill written off on acquisition of assets	-	(460.0)	-	(460.0)
Total segment expenses	**(258.2)**	**(475.9)**	**(300.1)**	**(1,034.2)**
Segment result	**1,417.6**	**(407.6)**	**2,461.9**	**3,471.9**
Interest income				6.7
Financing costs				(267.3)
Tax expense				(403.2)
Consolidated profit after tax				**2,808.1**
Segment assets				
Segment assets	15,416.4	1,050.4	15,697.5	32,164.3
Group assets				1,798.1
Total segment assets	**15,416.4**	**1,050.4**	**15,697.5**	**33,962.4**
Segment liabilities				
Segment liabilities	362.3	26.6	432.3	821.2
Group liabilities				16,248.2
Total segment liabilities	**362.3**	**26.6**	**432.3**	**17,069.4**
Equity accounted associates included in segment assets				
Investment properties	898.4	4,082.9	2,211.5	7,192.8
Interest bearing liabilities	(14.7)	(2,576.8)	(822.9)	(3,414.4)
Working capital and deferred tax	(19.1)	(488.9)	61.1	(446.9)
Equity accounted associates included in segment assets	864.6	1,017.2	1,449.7	3,331.5
Additions to segment non current assets	1,365.2	313.2	477.5	2,155.9

BUSINESS SEGMENT
for the year ended 31 December 2005

31 December 2005	Operational $million	Development and new business $million	Corporate $million	Consolidated $million
Revenue and other income				
Property revenue	3,062.0	27.0	-	3,089.0
Property revaluation	2,446.2	393.7	-	2,839.9
Property development and project management revenue	266.9			266.9
Property and funds management income	50.7			50.7
	5,825.8	420.7	-	6,246.5
Share of after tax profits of equity accounted entities				
Net operating income	352.3			352.3
Net interest expense	(120.9)	(18.8)	(2.8)	(142.5)
Tax expense		-	(8.0)	(8.0)
Profit of disposal of assets			23.4	23.4
Property revaluation	313.7	38.8	-	352.5
	545.1	20.0	14.8	579.9
Currency derivatives			44.8	44.8
Profit on disposal of assets			58.4	58.4
Total segment revenue and other income	6,370.9	440.7	118.0	6,929.6
Expenses				
Property expenses and outgoings	(914.2)	(78.2)	-	(992.4)
Property development and project management costs	(246.7)			(246.7)
Property and funds management costs	(24.6)			(24.6)
Corporate overheads			(26.5)	(26.5)
	(1,185.5)	(78.2)	(26.5)	(1,290.2)
Goodwill written off on acquisition of assets			(56.8)	(56.8)
Total segment expenses	(1,185.5)	(78.2)	(83.3)	(1,347.0)
Segment result	5,185.4	362.5	34.7	5,582.6
Interest income				17.0
Financing costs				(858.9)
Tax expense				(472.0)
Consolidated profit after tax				4,268.7
Segment assets				
Segment assets	39,290.4	2,597.7	-	41,888.1
Group assets				1,162.7
Total segment assets	39,290.4	2,597.7	-	43,050.8
Segment liabilities				
Segment liabilities	822.4	368.9	-	1,191.3
Group liabilities				22,261.3
Total segment liabilities	822.4	368.9	-	23,452.6
Equity accounted associates included in segment assets				
Investment properties	4,481.5	472.2	-	4,953.7
Interest bearing liabilities	(1,053.8)	(472.2)	-	(1,526.0)
Working capital and deferred tax	40.0			40.0
Equity accounted associates included in segment assets	3,467.7	-	-	3,467.7
Additions to segment non current assets	3,867.9	1,668.6		5,536.5

WESTFIELD GROUP
Comprising Westfield Holdings Limited and its Controlled Entities

BUSINESS SEGMENT
for the year ended 31 December 2004

31 December 2004	Operational $million	Development and new business $million	Corporate $million	Consolidated $million
Revenue and other income				
Property revenue	1,493.9	20.7	-	1,514.6
Property revaluation	1,870.7	427.4	-	2,298.1
Property development and project management revenue	72.9	-	-	72.9
Property and funds management income	22.8	-	-	22.8
	3,460.3	**448.1**	-	**3,908.4**
Share of after tax profits of equity accounted entities				
Net operating income	153.7	-	-	153.7
Net interest expense	(48.4)	(1.3)	-	(49.7)
Property revaluation	462.2	-	-	462.2
	567.5	**(1.3)**	-	**566.2**
Profit on disposal of assets	-	-	31.5	31.5
Total segment revenue and other income	**4,027.8**	**446.8**	**31.5**	**4,506.1**
Expenses				
Property expenses and outgoings	(450.8)	(37.1)	-	(487.9)
Property development and project management costs	(64.5)	-	-	(64.5)
Property and funds management costs	(9.6)	-	-	(9.6)
Corporate overheads	-	-	(12.2)	(12.2)
	(524.9)	**(37.1)**	**(12.2)**	**(574.2)**
Goodwill written off on acquisition of assets	-	-	(460.0)	(460.0)
Total segment expenses	**(524.9)**	**(37.1)**	**(472.2)**	**(1,034.2)**
Segment result	**3,502.9**	**409.7**	**(440.7)**	**3,471.9**
Interest income				6.7
Financing costs				(267.3)
Tax expense				(403.2)
Consolidated profit after tax				**2,808.1**
Segment assets				
Segment assets	31,292.3	872.0	-	32,164.3
Group assets				1,798.1
Total segment assets	**31,292.3**	**872.0**	-	**33,962.4**
Segment liabilities				
Segment liabilities	579.1	242.1	-	821.2
Group liabilities				16,248.2
Total segment liabilities	**579.1**	**242.1**	-	**17,069.4**
Equity accounted associates included in segment assets				
Investment properties	6,625.4	567.4	-	7,192.8
Interest bearing liabilities	(2,825.3)	(589.1)	-	(3,414.4)
Working capital and deferred tax	(446.9)	-	-	(446.9)
Equity accounted associates included in segment assets	3,353.2	(21.7)	-	3,331.5
Additions to segment non current assets	1,543.7	612.2	-	2,155.9

DETAILS OF DIVIDENDS/DISTRIBUTIONS
for the year ended 31 December 2005

	31 Dec 05 $million	31 Dec 04 $million
Current year final dividend/distribution proposed		
Parent Company: 4.09 cents per share 100% franked (31 Dec 04: 4.47 cents per share 100% franked)	71.1	74.9
WT: 22.04 cents per unit, 21% estimated tax advantaged [(i)(ii)] (31 Dec 04: 20.74 cents per unit, 42.2% tax advantaged)	383.1	347.8
WAT: 29.37 cents per unit, 45% estimated tax advantaged [(ii)] (31 Dec 04: 26.82 cents per unit, 43.1% tax advantaged)	510.5	449.9
Westfield Group 55.50 cents per stapled security (31 Dec 04: 52.03 cents)	964.7	872.6

Dividends/distributions proposed are to be paid on 28 February 2006. Dividends to be paid by the Parent Company will be franked at the corporate tax rate of 30%. The record date for these dividends/distributions was 13 February 2006.
The Westfield Group Distribution Reinvestment Plan (DRP) is in operation for the distribution payable on 28 February 2006. DRP securities issued during the period rank for distribution from the first day following the date on which they are issued.
The record date for participation in the DRP for the distribution payable on 28 February 2006 was 5.00pm, 13 February 2006.

(i) For security holders that are individuals, the taxable component of the WT cash distribution is estimated to be 17.30 cents per unit (31 December 2004: 12.03 cents per unit). This taxable component includes capital gains (discounted by 50%) of 0.23 cents per unit (31 December 2004: 1.16 cents per unit) arising from asset disposals during the period.

(ii) The estimated tax advantaged component of the WT and WAT's distributions reduces the cost base of members' units. If the cost base is reduced to $nil any remaining tax advantaged amounts may be taxable as capital gains.

ADDITIONAL INFORMATION
for the year ended 31 December 2005

(a)_Details of earnings, net assets and distribution by entity

	Earnings		Net assets		
	Total $million	per security cents	Total $million	per security $	%
WHL	451.0	26.29	1,569.5	0.90	8.05
WT	1,906.1	111.11	10,054.4	5.77	51.66
WAT	1,890.1	110.17	7,842.5	4.50	40.29
Westfield Group	4,247.2	247.57	19,466.4	11.17	100.00

	Distribution proposed for the 6 months to 31 December 2005				
	ASX code: WDC $million	per security cents	ASX code: WDCNB $million	per security cents	Total WDC $million
WHL	70.8	4.09	0.3	2.71	71.1
WT	381.3	22.04	1.8	14.61	383.1
WAT	508.1	29.37	2.4	19.48	510.5
Westfield Group	960.2	55.50	4.5	36.80	964.7

ADDITIONAL INFORMATION (continued)

for the year ended 31 December 2005

(b)_Earnings per security and net tangible asset backing per security	31 Dec 05 cents	31 Dec 04 cents
(i)_Earnings per security		
Basic earnings per security attributable to Members of the Westfield Group	[illegible]	156.83
Diluted earnings per security attributable to Members of the Westfield Group	[illegible]	155.32

Basic earnings per security is calculated as net profit attributable to Members divided by the weighted average number of ordinary securities.

Diluted earnings per security is calculated as net profit attributable to Members divided by the weighted average number of ordinary securities and dilutive potential ordinary securities, adjusted for any bonus element.

The following reflects the income and security data used in the calculations of basic and diluted earnings per security:

	$million	$million
Earnings used in calculating basic earnings per security attributable to Members	4,247.2	2,630.4
Interest expense and mark to market of convertible notes	77.2	-
Interest expense and mark to market of redeemable preference shares/units	10.0	-
Earnings used in calculating diluted earnings per security attributable to Members	4,334.4	2,630.4

	No. of securities	No. of securities
Weighted average number of ordinary securities used in calculating basic earnings per security	1,715,627,080	1,677,193,716
Bonus element of security options which are dilutive	[illegible]	16,267,861
Adjusted weighted average number of ordinary securities used in calculating diluted earnings per security	1,728,606,019	1,693,461,577
Weighted average number of converted, lapsed or cancelled potential ordinary securities included in diluted earnings per share	17,981,532	1,083,184

	$	$
(ii)_Net tangible asset backing per security		
Net tangible asset backing per security	11.17	9.68

Net tangible asset backing per security is calculated by dividing total equity attributable to Members of the Westfield Group by the number of securities on issue. The number of securities used in the calculation of net tangible asset backing are 1,742,314,625 (31 December 2004: 1,677,229,966).

(c)_Franking credits available and prospects for paying fully or partly franked dividends for at least the next year.

The dividend component of the distribution payable in the next twelve months is expected to be fully franked. The Trust's distribution component of the distribution payable in the next twelve months is expected to continue to have a tax advantaged component.

(d)_Basis of preparing the Appendix 4E Preliminary Final Report

1. This report has been prepared in accordance with Australian Accounting Standards, other AASB authoritative pronouncements and Urgent Issues Group Consensus Views or other standards acceptable to the Australian Stock Exchange Limited.
2. This report, and the financial report upon which the report is based (if separate), use the same accounting policies.
3. This report gives a true and fair view of the matters disclosed.
4. This report is based on the financial report which is in the process of being audited.
5. The Westfield Group has a formally constituted audit committee.

Comprising Westfield Holdings Limited and its Controlled Entities

PROPERTY PORTFOLIO

for the year ended 31 December 2005

	Appendix	*31-Dec-05* $million	*31-Dec-04* $million
DETAILS OF PROPERTY PORTFOLIO			
Consolidated Australian shopping centres	1A	14,424.7	11,870.0
Consolidated New Zealand shopping centres	1B	1,899.5	1,611.7
Consolidated United Kingdom shopping centres	1C	2,343.9	-
Consolidated United States shopping centres	1D	16,406.4	13,425.1
Total consolidated shopping centres (refer note 1)		**35,074.5**	**26,906.8**
Equity accounted Australian shopping centres	1A	998.9	893.0
Equity accounted United Kingdom shopping centres	1C	993.1	3,629.5
Equity accounted United States shopping centres	1D	2,542.4	2,102.9
Gross value of equity accounted shopping centres (refer note 10(c)) [(i)]		**4,536.8**	**6,625.4**
Total consolidated and equity accounted shopping centres		**39,611.3**	**33,532.2**

(i) The value of the Westfield Group's equity accounted property investments excludes its share of borrowings and net working capital associated with these properties.

WESTFIELD GROUP
Comprising Westfield Holdings Limited and its Controlled Entities

APPENDIX 1A

PROPERTY PORTFOLIO - AUSTRALIA
for the year ended 31 December 2005

Shopping Centre	State	Consolidated or Equity Accounted Interest %	Book value 31 Dec 2005 $million	Book value 31 Dec 2004 $million	Retail Cap Rate %	Retail Sales: Total Annual Sales $million	Retail Sales: Variance %	Retail Sales: Specialty Annual Sales $psm	Retail Sales: Variance %	Lettable Area* (sqm)	No. of Retailers*
Airport West	Victoria	50	114.7	100.9	7.25%	245.8	7.4	7,323	2.8	54,777	171
Bay City	Victoria	50	97.2	82.0	7.00%	192.2	2.7	9,727	(0.6)	35,830	86
Belconnen	ACT	100	493.2	474.6	6.75%	405.5	3.3	8,473	0.2	76,678	224
Bondi Junction	New South Wales	100	1,502.9	1,207.0	5.00%	754.0	67.9	8,924		130,489	486
Booragoon	Western Australia	25	149.5	138.7	6.25%	479.8	6.4	11,000	8.7	72,402	230
Burwood	New South Wales	100	544.4	514.6	6.50%	356.7	1.3	8,772	0.8	56,519	248
Carindale	Queensland	50	316.8	280.2	6.50%	568.0	6.0	9,561	5.9	115,524	295
Carousel	Western Australia	100	509.1	464.6	6.50%	409.1	5.4	8,903	5.6	82,939	268
Chatswood	New South Wales	100	752.5	722.1	6.00%	458.0	4.0	9,224	(2.0)	56,096	296
Chermside	Queensland	100	569.9	529.7	6.50%	453.4	2.8	9,780		80,520	270
Doncaster	Victoria	100	374.0	369.8	7.00%	347.4	1.6	9,021	-	55,815	239
Eastgardens	New South Wales	*	n/a	n/a	n/a	464.5	(4.9)	10,734	(4.3)	78,999	279
Figtree	New South Wales	100	95.6	85.0	7.75%	145.2	5.0	9,552	3.4	20,352	80
Fountain Gate	Victoria	100	598.8	509.2	6.50%	564.7	5.7	8,593	6.0	141,494	319
Helensvale	Queensland	50	103.6	-	7.00%	-	-	-	-	41,617	183
Hornsby	New South Wales	100	615.1	581.3	6.50%	529.9	1.7	7,027	0.9	100,425	330
Hurstville	New South Wales	50	242.1	213.0	6.75%	356.3	2.8	8,409	1.6	65,327	254
Innaloo	Western Australia	100	159.4	70.4	7.00%	143.9	15.3	6,786		38,083	140
Knox	Victoria	30	213.6	208.2	6.50%	626.6	2.9	7,412	0.6	142,489	409
Kotara	New South Wales	100	279.3	259.9	7.00%	309.0	5.6	10,677	6.5	44,414	148
Liverpool	New South Wales	50	229.4	183.8	6.50%	299.4	(4.7)	9,275	-	70,582	225
Macquarie	New South Wales	50	324.2	304.8	6.00%	584.3	0.7	9,682	(2.1)	85,657	250

WESTFIELD GROUP
Comprising Westfield Holdings Limited and its Controlled Entities

APPENDIX 1A

PROPERTY PORTFOLIO - AUSTRALIA
for the year ended 31 December 2005

Shopping Centre	State	Consolidated or Equity Accounted Interest %	Book value 31 Dec 2005 $million	Book value 31 Dec 2004 $million	Retail Cap Rate %	Retail Sales: Total Annual Sales $million	Variance %	Specialty Annual Sales $psm	Variance %	Lettable Area* (sqm)	No. of Retailers*
Marion	South Australia	50	349.3	332.3	6.50%	666.5	5.4	10,111	2.9	130,624	321
Miranda	New South Wales	50	481.5	444.7	6.00%	622.0	2.1	10,768	2.7	110,112	387
Mt Gravatt	Queensland	75	468.4	442.0	6.50%	528.3	14.3	9,175	6.2	102,203	314
North Lakes	Queensland	50	58.2	48.7	7.00%	125.6	15.9	6,618	12.2	25,609	97
North Rocks	New South Wales	100	75.6	66.1	7.75%	98.9	0.1	6,255	2.3	21,284	88
Pacific Fair	Queensland	40	370.4	343.6	5.75%	601.6	2.9	11,017	2.1	100,045	307
Parramatta	New South Wales	100	1,124.4	835.9	6.25%	570.0	(1.5)	9,722	-	128,069	467
Plenty Valley	Victoria	50	18.8	17.4	7.50%	51.2	10.6	6,992	11.4	6,230	28
Penrith	New South Wales	50	442.0	-	5.75%	476.9	5.8	11,954	-	85,718	334
Strathpine	Queensland	100	224.3	200.7	7.25%	212.8	0.7	7,812	1.5	47,550	158
Sydney City***	New South Wales	100	1,039.3	1,017.2	6.90%	558.9	1.5	10,773	-	143,124	395
Tuggerah	New South Wales	100	308.4	252.5	6.25%	356.8	6.0	7,819	-	81,299	262
Warrawong	New South Wales	100	173.6	157.7	7.75%	190.4	0.1	6,078	2.2	55,067	142
Warringah Mall	New South Wales	25	244.4	197.2	6.00%	691.5	4.6	9,041	(0.1)	125,205	352
Westlakes	South Australia	50	130.8	-	7.00%	277.4	21.4	7,790	-	61,069	214
Whitford City	Western Australia	50	209.9	205.2	6.75%	363.3	12.6	7,890	9.6	75,741	299
Woden	ACT	50	254.7	-	6.25%	406.1	1.4	9,506	3.2	72,487	268
Total consolidated centres			**14,424.7**	**11,870.0**							

WESTFIELD GROUP
Comprising Westfield Holdings Limited and its Controlled Entities

APPENDIX 1A

PROPERTY PORTFOLIO - AUSTRALIA
for the year ended 31 December 2005

Shopping Centre	State	Consolidated or Equity Accounted Interest %	Book value 31 Dec 2005 $million	Book value 31 Dec 2004 $million	Retail Cap Rate %	Retail Sales: Total Annual Sales $million	Retail Sales: Variance %	Retail Sales: Specialty Annual Sales $psm	Retail Sales: Variance %	Lettable Area* (sqm)	No. of Retailers*
Karrinyup	Western Australia	25	99.2	89.3	6.50%	340.2	7.2	9,176	7.0	57,301	203
Macquarie	New South Wales	8	32.6	30.5	6.00%		refer above				
Mt Druitt	New South Wales	50	179.5	126.0	6.75%	274.3	(3.2)	7,844	-	55,769	240
Pacific Fair	Queensland	4	37.2	34.4	5.75%		refer above				
Southland	Victoria	50	414.1	394.9	6.50%	660.7	2.0	7,756	(0.9)	132,656	401
Tea Tree Plaza	South Australia	50	244.0	217.9	6.50%	448.6	2.3	9,436	2.1	95,654	259
Total equity accounted centres			**996.5**	**893.0**							
Total Australian portfolio			**15,421.2**	**12,763.0**	**6.35%**					**3,380,752**	**10,928**

* Includes office suites where applicable
** Eastgardens is managed by Westfield under a Head Lease
*** Sydney City represents the combined value and performance of Sydney Central Plaza, Centrepoint, Skygarden and Imperial Arcade

WESTFIELD GROUP
Comprising Westfield Holdings Limited and its Controlled Entities

APPENDIX 1B

PROPERTY PORTFOLIO - NEW ZEALAND
for the year ended 31 December 2005

Shopping Centre	Location	Consolidated or Equity Accounted Interest %	Book value at 31 Dec 2005 NZ$million	Book value at 31 Dec 2004 NZ$million	Retail Cap Rate %	Retail Sales: Total Annual Sales NZ$million	Retail Sales: Variance %	Retail Sales: Specialty Annual Sales NZ$psm	Retail Sales: Variance %	Lettable Area (sqm)	No. of Retailers
Chartwell	Hamilton	100	64.3	63.9	9.50%	111.4	2.5	7,316	4.4	14,572	89
Downtown	Auckland	100	59.9	51.9	8.75%	57.3	(0.3)	7,218	(2.6)	13,970	84
Glenfield	Auckland	100	152.2	148.3	8.50%	172.9	(1.1)	7,194	(0.9)	30,295	136
Manukau	Auckland	100	210.7	204.6	8.51%	176.5	3.1	8,813	2.6	36,380	158
Newmarket	Auckland	100	159.6	152.7	7.37%	121.1	0.7	11,639	2.5	21,670	86
Pakuranga	Auckland	100	106.7	78.4	8.66%	102.0	2.8	7,754	5.6	19,743	102
Queensgate	Wellington	100	301.1	115.3	7.54%	121.7	(6.6)	4,987	(14.3)	44,702	188
Riccarton	Christchurch	100	299.9	289.7	7.50%	261.5	25.6	9,267	32.8	46,544	153
Shore City	Auckland	100	116.7	109.4	8.38%	83.3	3.4	8,661	2.5	14,174	86
St Lukes	Auckland	100	384.8	356.2	7.00%	271.5	0.1	10,226	(0.6)	39,630	183
WestCity	Auckland	100	178.8	175.4	8.00%	162.0	4.1	6,991	1.0	36,204	149
Total New Zealand portfolio in NZ$			**2,034.7**	**1,745.8**						**317,884**	**1,414**
Exchange rate			1.0712	1.0832							
Total New Zealand portfolio in A$			**1,899.5**	**1,611.7**	**7.85%**						

WESTFIELD GROUP
Comprising Westfield Holdings Limited and its Controlled Entities

PROPERTY PORTFOLIO - UNITED KINGDOM
for the year ended 31 December 2005

Shopping Centre	Location	Consolidated or Equity Accounted Interest %	Book value 31 Dec 2005 £million	Book value 31 Dec 2004 £million	Retail Cap Rate %	Lettable Area (sqm)	No. of Retailers
Merry Hill	Birmingham	100	920.0	n/a	5.00%	123,733	288
Sprucefield	Lisburn, Northern Ireland	100	75.0	n/a	5.20%	21,461	[illegible]
Total consolidated centres in £			995.0	-			
Exchange rate			0.4245	0.4038			
Total consolidated centres in A$			2,343.9	-			
Broadmarsh	Nottingham	75	64.1	62.4	5.25%	45,483	106
Brunel	Swindon		-	62.7	n/a	sold	
CastleCourt	Belfast, Northern Ireland	50	140.0	120.4	5.50%	31,480	92
Eagle Centre	Derby	50	79.1	78.9	6.75%	50,801	109
The Friary	Guildford	50	68.2	63.4	5.25%	14,031	70
Millgate	Bury		-	59.1	n/a	sold	
Royal Victora Place	Tunbridge Wells	50	72.3	68.8	5.50%	29,741	120
Merry Hill	Birmingham	100	n/a	875.0	n/a	*refer above*	
Sprucefield	Lisburn, Northern Ireland	100	n/a	75.0	n/a	*refer above*	
Total equity accounted centres in £			423.7	1,465.6		316,590	784
Exchange rate			0.4245	0.4038			
Total equity accounted centres in A$			998.1	3,629.5			
Total United Kingdom portfolio in £			1,418.7	1,465.6			
Exchange rate			0.4245	0.4038			
Total United Kingdom portfolio in A$			3,342.0	3,629.5	5.15%		

WESTFIELD GROUP
Comprising Westfield Holdings Limited and its Controlled Entities

PROPERTY PORTFOLIO - UNITED STATES
for the year ended 31 December 2005

Shopping Centre	Market Region	Consolidated or Equity Accounted Interest %	Book value at 31 Dec 2005 US$million	Book value at 31 Dec 2004 US$million	Retail Cap Rate %	Retail Sales: Specialty Annual Sales US$million	US$psf	Var. psf %	Occupancy Cost %	Lettable Area (sqf): Total	Specialty	No. of Retailers
Annapolis	Maryland	100	442.0	394.1	5.94%	194.8	576	9.0	12.1%	1,207,682	515,534	173
Belden Village	Ohio	100	159.8	154.1	7.30%	108.7	401	(0.7)	11.0%	823,431	313,342	142
Brandon	Florida	100	217.5	217.2	7.00%	143.8	493	15.6	12.2%	985,650	365,935	155
Capital	Washington	100	86.6	74.4	7.60%	69.2	369	0.0	11.5%	660,980	254,295	106
Century City	Los Angeles	100	442.1	327.1	5.50%	154.0	783	13.6	16.6%	1,079,197	383,055	125
Chesterfield	Missouri	100	143.7	128.6	8.00%	104.1	287	2.5	12.7%	1,118,973	458,937	153
Chicago Ridge	Illinois/ Indiana	100	121.5	-	7.80%	86.9	387	(1.0)	15.0%	832,766	409,726	145
Citrus Park	Florida	100	218.0	209.8	7.60%	116.3	421	9.8	13.8%	1,083,641	434,085	159
Connecticut Post	Connecticut	100	151.4	140.2	7.90%	69.6	303	(2.3)	16.7%	950,414	362,796	128
Countryside	Florida	100	202.1	190.6	7.70%	120.6	385	6.1	13.8%	1,217,390	398,575	166
Crestwood	Missouri	100	78.2	132.2	13.12%	58.9	239	(7.8)	18.7%	1,020,819	442,843	157
Downtown Plaza	Northern California	100	180.6	173.5	7.25%	82.2	373	2.6	14.3%	1,226,992	406,828	121
Eagle Rock	Los Angeles	100	51.2	43.3	7.55%	21.0	231	19.7	16.3%	456,959	166,474	63
Eastland	Los Angeles	100	116.2	108.6	8.30%	18.2	366	4.4	4.0%	794,190	592,400	35
Eastridge	North Carolina	100	46.4	40.8	10.90%	40.7	222	(3.8)	11.9%	911,651	311,904	98
Enfield	Connecticut	100	87.9	74.7	7.20%	40.0	289	2.3	12.3%	720,366	349,894	77
Fox Hills	Los Angeles	100	178.7	156.6	6.94%	91.7	369	11.0	14.9%	871,310	319,965	143
Fox Valley	Illinois/ Indiana	100	246.6	230.9	7.20%	129.4	344	3.8	13.6%	1,434,541	558,789	188
Franklin Park	Ohio	100	341.9	168.6	6.40%	121.5	452	0.1	16.1%	1,257,788	591,985	155
Galleria at Roseville	Northern California	100	287.4	283.5	6.80%	176.5	543	9.3	11.2%	1,036,892	464,844	146
Gateway	Nebraska	100	141.8	70.3	7.20%	66.6	309	(4.7)	13.8%	967,689	410,071	120
Great Northern	Ohio	100	161.4	155.0	7.00%	84.9	328	3.2	15.6%	1,231,593	434,807	142
Hawthorn	Illinois/ Indiana	100	240.2	231.4	7.50%	109.8	352	(2.6)	15.0%	1,291,581	488,783	162
Horton Plaza	San Diego	100	371.6	342.9	5.80%	110.5	489	0.7	14.7%	656,491	505,184	135
Independence	North Carolina	100	154.6	140.1	7.50%	88.7	294	6.0	14.6%	1,007,294	373,555	147
Louis Joliet	Illinois/ Indiana	100	115.9	108.6	7.30%	74.5	360	1.7	16.1%	947,204	330,736	110
Mainplace	Los Angeles	100	251.6	241.3	7.00%	147.4	422	(1.5)	14.8%	1,108,221	447,721	183

PROPERTY PORTFOLIO - UNITED STATES
for the year ended 31 December 2005

Shopping Centre	Market Region	Consolidated or Equity Accounted Interest %	Book value at 31 Dec 2005 US$million	Book value at 31 Dec 2004 US$million	Retail Cap Rate %	Retail Sales Specialty Annual Sales US$million	US$psf	Var. psf %	Occupancy Cost %	Lettable Area (sqf) Total	Specialty	No. of Retailers
Meriden	Connecticut	100	171.5	168.9	7.60%	85.1	327	1.9	17.8%	896,710	434,773	151
Mid Rivers	Missouri	100	182.9	171.2	6.30%	87.0	343	1.0	13.5%	1,051,554	455,650	151
Midway	Ohio	100	89.5	87.4	8.70%	45.9	368	8.1	15.2%	1,103,881	442,185	132
Mission Valley	San Diego	100	297.4	264.6	6.42%	74.8	403	1.1	14.3%	1,359,951	566,627	105
Mission Valley West	San Diego	100	incl above	incl above	incl above	18.1	444	18.1	5.7%	212,851	212,851	18
North County	San Diego	100	222.5	210.2	7.10%	129.9	414	4.1	14.6%	1,255,467	374,970	176
Northwest	Missouri	100	41.6	80.9	20.27%	40.8	201	(15.2)	17.8%	1,785,524	830,096	172
Oakridge	Northern California	100	362.5	332.9	6.20%	136.4	427	5.1	14.6%	1,137,520	629,191	206
Old Orchard	Illinois/ Indiana	100	415.8	382.5	6.33%	180.0	548	9.7	14.1%	1,804,835	652,659	136
Palm Desert	Los Angeles	100	213.3	167.6	6.43%	99.2	405	7.7	13.8%	1,009,330	384,137	153
Parkway	San Diego	100	322.2	308.9	6.60%	128.5	385	(1.0)	15.5%	1,315,862	549,522	201
Plaza Bonita	San Diego	100	246.2	197.6	6.10%	130.2	464	4.8	13.1%	815,468	306,641	144
Promenade	Los Angeles	100	85.7	75.7	6.82%	39.3	440	7.1	7.9%	614,425	344,425	48
Richland	Ohio	100	52.9	55.0	7.50%	35.9	293	0.8	11.7%	727,185	162,324	66
San Francisco Centre	Northern California	100	252.7	177.8	6.00%	93.8	649	6.8	18.5%	498,028	186,028	70
Santa Anita	Los Angeles	100	375.3	349.5	6.10%	167.8	416	9.3	14.8%	1,335,229	654,408	202
Sarasota	Florida	100	93.1	92.9	7.50%	65.5	328	3.8	12.9%	847,628	365,878	114
Solano	Northern California	100	182.2	165.4	7.27%	107.7	383	7.9	12.8%	1,030,617	471,042	154
Southcenter	Washington	100	268.2	248.7	6.60%	170.4	624	13.2	11.0%	1,327,077	569,612	158
South County	Missouri	100	193.6	179.5	5.90%	88.3	336	3.3	13.5%	1,037,890	374,492	152
Southgate	Florida	100	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Southlake	Illinois/ Indiana	100	207.5	207.2	7.90%	126.9	395	1.4	13.1%	1,287,641	601,300	174
Southpark	Ohio	100	194.7	189.0	7.50%	118.4	338	(6.6)	14.7%	1,443,063	721,108	157
South Shore	New York	100	255.7	236.9	6.50%	100.0	421	0.1	17.1%	1,163,633	306,372	125
Sunrise	New York	100	157.0		7.10%	82.2	344	(9.5)	18.4%	1,242,850	509,362	157
Topanga	Los Angeles	100	228.2	200.1	7.00%	109.8	430	3.9	14.4%	881,114	319,195	118

WESTFIELD GROUP
Comprising Westfield Holdings Limited and its Controlled Entities

APPENDIX 1D

PROPERTY PORTFOLIO - UNITED STATES
for the year ended 31 December 2005

Shopping Centre	Market Region	Consolidated or Equity Accounted Interest %	Book value at 31 Dec 2005 US$million	Book value at 31 Dec 2004 US$million	Retail Cap Rate %	Retail Sales: Specialty Annual Sales US$million	US$psf	Var. psf %	Occupancy Cost %	Lettable Area (sqf) Total	Specialty	No. of Retailers
Trumbull	Connecticut	100	271.0	250.8	7.10%	126.0	425	4.4	15.2%	1,136,182	408,554	172
Vancouver	Washington	100	145.4	123.3	6.50%	78.4	333	6.1	12.2%	883,918	342,352	142
West County	Missouri	100	327.6	308.1	5.70%	144.4	479	10.4	18.0%	1,265,190	474,724	159
West Covina	Los Angeles	100	276.0	255.3	6.10%	144.9	350	2.9	15.4%	1,178,894	530,800	212
West Park	Missouri	100	83.6	57.4	6.90%	38.4	273	10.7	10.5%	501,038	309,397	84
Westland	Colorado	100	28.3	24.7	7.50%	6.4	229	0.6	3.0%	476,829	159,822	17
Wheaton	Maryland	100	331.0	169.3	6.70%	90.0	349	5.8	14.5%	1,606,178	614,204	199
Department stores			106.4	90.6	7.50%							
Total consolidated centres in $US			**12,021.0**	**10,454.1**						**61,688,911**	**25,229,350**	**8,059**
Exchange rate			0.7327	0.7787								
Total consolidated centres in A$			**16,406.4**	**13,425.1**								
Fashion Square	Los Angeles	50.0	133.7	100.8	5.79%	144.2	499	10.2	12.2%	844,233	341,698	130
Garden State Plaza	New Jersey	50.0	585.5	556.2	6.00%	808.4	1,023	6.4	15.0%	1,993,182	859,950	269
Montgomery	Maryland	50.0	235.7	214.0	5.70%	212.2	566	3.7	13.2%	1,237,488	525,387	191
North Bridge	Illinois/ Indiana	33.3	126.6	124.3	6.40%	100.7	688	3.2	15.3%	678,194	416,784	59
Plaza Camino Real	San Diego	40.0	84.9	79.3	6.20%	107.7	363	2.6	12.8%	1,126,144	407,934	148
UTC	San Diego	50.0	174.5	156.5	5.82%	162.2	583	12.3	11.5%	1,036,435	440,007	131
Valencia Town Center	Los Angeles	50.0	104.9	-	7.50%	133.9	449	7.3	12.8%	857,884	464,965	153
Valley Fair	Northern California	50.0	463.4	424.4	5.50%	380.2	763	9.8	13.1%	1,472,501	743,773	239
Total equity accounted centres in $US			**1,862.7**	**1,637.5**						**9,252,049**	**4,204,298**	**1,370**
Exchange rate			0.7327	0.7787								
Total equity accounted centres in A$			**2,542.2**	**2,102.9**								
Total United States portfolio in $US			**13,883.7**	**12,091.6**						**70,940,960**	**29,433,648**	**9,429**
Exchange rate			0.7327	0.7787								
Total United States portfolio in A$			**18,948.7**	**15,527.9**	**6.68%**							

17 February 2006

RECEIVED

2006 SEP 18 A 11:40

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Westfield

Westfield Group
Level 24, Westfield Towers
100 William Street
Sydney NSW 2011
GPO Box 4004
Sydney NSW 2001
Australia

Telephone 02 9358 7000
Facsimile 02 9358 7077
Internet www.westfield.com

The Manager
Company Announcements Office
Australian Stock Exchange Limited
Level 4, Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam

RE: WESTFIELD GROUP (ASX:WDC)
ISSUE OF STAPLED SECURITIES PURSUANT TO EXERCISE OF OPTIONS

Please be advised that 369,946 ordinary stapled securities (the "New Securities") have been issued as a consequence of the exercise of options held by Deutsche Bank AG.

The New Securities will rank for distributions from 1 January 2006 and will rank equally with other stapled securities currently on issue.

Yours faithfully
WESTFIELD GROUP

Simon Tuxen
Company Secretary

encl

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

**New issue announcement,
application for quotation of additional securities
and agreement**

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

Westfield Group

ABN

Westfield Holdings Limited ABN 66 001 671 496
Westfield Trust ARSN 090 849 746
Westfield America Trust ARSN 092 058 449

We (the entity) give ASX the following information.

Part 1 - All issues
You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary stapled securities
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	369,946
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Not applicable

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes.
5	Issue price or consideration	$5,000,000
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	The stapled securities were issued as a consequence of the exercise of unquoted options issued to Deutsche Bank AG.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	17 February 2006

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	1,748,955,758	Ordinary stapled-securities

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	330,500 28,089,524 953,600	Options (Deutsche Bank) Options (Westfield America Trust) Options (Executive)

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	There will be no change in distribution policy

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	N/A
12	Is the issue renounceable or non-renounceable?	N/A
13	Ratio in which the +securities will be offered	N/A
14	+Class of +securities to which the offer relates	N/A
15	+Record date to determine entitlements	N/A
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	N/A
17	Policy for deciding entitlements in relation to fractions	N/A
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	N/A
19	Closing date for receipt of acceptances or renunciations	N/A

+ See chapter 19 for defined terms.

20	Names of any underwriters	N/A
21	Amount of any underwriting fee or commission	N/A
22	Names of any brokers to the issue	N/A
23	Fee or commission payable to the broker to the issue	N/A
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A
25	If the issue is contingent on +security holders' approval, the date of the meeting	N/A
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A
28	Date rights trading will begin (if applicable)	N/A
29	Date rights trading will end (if applicable)	N/A
30	How do +security holders sell their entitlements *in full* through a broker?	N/A
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	N/A

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A
33	+Despatch date	N/A

Part 3 - Quotation of securities
You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☑ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	N/A
39	Class of +securities for which quotation is sought	N/A
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	N/A
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	N/A

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class
N/A	

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: (Company secretary) Date: 17 February 2006

Print name: Simon Julian Tuxen

== == == == ==

+ See chapter 19 for defined terms.

17 February 2006

Westfield

Westfield Group
Level 24, Westfield Towers
100 William Street
Sydney NSW 2011
GPO Box 4004
Sydney NSW 2001
Australia
Telephone 02 9358 7000
Facsimile 02 9358 7077
Internet www.westfield.com

The Manager
Company Announcements Office
Australian Stock Exchange Limited
Level 4, Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam

RE: WESTFIELD GROUP (ASX:WDC) TO ACQUIRE 15 FEDERATED DEPARTMENT STORE SITES

A media release in relation to the above is attached.

Yours faithfully
WESTFIELD GROUP

Simon Tuxen
Company Secretary

encl

Westfield Holdings Limited ABN 66 001 671 496

Westfield Management Limited ABN 41 001 670 579 AFS Licence 230329
as responsible entity for **Westfield Trust** ABN 55 191 750 378 ARSN 090 849 746

Westfield America Management Limited ABN 66 072 780 619 AFS Licence 230324
as responsible entity for **Westfield America Trust** ABN 27 374 714 905 ARSN 092 058 449



17 February 2006

WESTFIELD GROUP TO ACQUIRE 15 FEDERATED DEPARTMENT STORE SITES

The Westfield Group (ASX: WDC) announced today it had agreed to acquire 15 department store sites owned by Federated Department Stores, Inc. at 11 Westfield shopping centres in the United States.

Federated Department Stores previously announced that it would dispose of 84 surplus stores as part of their acquisition of The May Department Stores Company.

Westfield will acquire the15 stores in two separate transactions. The acquisition of 12 of the stores will be in exchange for 12 department store properties currently owned by Westfield and leased to May Company. The 12 stores to be exchanged were originally acquired by Westfield as part of the CenterMark transaction in 1994. Of these 12 stores only two are located in Westfield centres. The current income from those sites is US$7.88 million per annum. In the second transaction, Westfield will acquire three stores for US$18.5 million.

Separately, Westfield and Federated have agreed upon 18 new redevelopments at Westfield-owned shopping centres.

"We are extremely pleased with the transactions, which are the result of our two companies working very closely together for months to achieve a significant future redevelopment pipeline," said Group Managing Director Mr Peter Lowy. "The acquisition creates new opportunities to further reinvest in and improve our portfolio, enabling over US$2 billion of new redevelopments to be initiated in the next four years." These are expected to generate income yields on cost of 9.5-10% (including costs to Federated).

As part of these redevelopments Westfield is negotiating with other anchor stores including Nordstrom, JCPenney and Target, as well as cinema operators, lifestyle retailers and signature restaurants.

Westfield has a strong track record in the US of acquiring and redeveloping former department stores to reorient the merchandise mix with new anchor stores, specialty shops and/or new restaurant, entertainment, and lifestyle precincts.

"This is a terrific opportunity to further revitalize our properties by both strengthening Federated's market presence and opening up the ability for major expansion and renovation," said Westfield US Managing Director, Ken Wong.


media release


Westfield

media release

The transcractions are expected to be completed in the 2nd Quarter of 2006.

FEDERATED/MAY CO. STORES TO BE ACQUIRED
BY WESTFIELD GROUP
15 Department Store Sites in 11 Westfield Centres

Centre Name	Centre Location	Store Name
1. Westfield Fox Hills	Culver City, CA	Robinsons-May
2. Westfield MainPlace	Santa Ana, CA	Robinsons-May North
3. Westfield MainPlace	Santa Ana, CA	Macy's
4. Westfield North County	Escondido, CA	Robinsons-May North
5. Westfield North County	Escondido, CA	Macy's
6. Westfield Palm Desert	Palm Desert, CA	Macy's Apparel
7. Westfield Palm Desert	Palm Desert, CA	Macy's Home
8. Westfield PCR	Carlsbad, CA	Robinsons-May
9. Westfield Richland	Mansfield, OH	Macy's
10. Westfield Santa Anita	Arcadia, CA	Robinsons-May
11. Westfield Trumbull	Trumbull, CT	Macy's
12. Westfield UTC	San Diego, CA	Robinsons-May
13. Westfield UTC	San Diego, CA	Macy's
14. Westfield West Covina	West Covina, CA	Macy's
15. Westfield Wheaton	Wheaton, MD	Hecht's

The Westfield Group (ASX Code: WDC) is an internally managed, vertically integrated, shopping centre group undertaking ownership, development, design, construction, funds/asset management, property management, leasing and marketing activities and employing in excess of 4,000 staff worldwide. It has investment interests in 128 shopping centres in four countries, with a total value in excess of A$44.5 billion (US$33.2 billion) and is the largest retail property group in the world by equity market capitalisation.

ENDS

westfield.com
Westfield Holdings Limited ABN 66 001 671 496 **Westfield Management Limited** ABN 41 001 670 579
AFS Licence 230329 as responsible entity for **Westfield Trust** ABN 55 191 750 378 ARSN 090 849 746
Westfield America Management Limited ABN 66 072 780 619 AFS Licence 230324 as responsible entity for **Westfield America Trust** ABN 27 374 714 905 ARSN 092 058 449
For further information please contact Julia Clarke on +61 2 9358 7333

Australian Securities & Investments Commission

SENDER TO KEEP
BN4461063
RECEIVED Sent 13/02/06.

2006 SEP 18 A 11:50
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Form 484
Corporations Act 2001

Change to company details

Sections A, B or C may be lodged independently with this signed cover page to notify ASIC of:

A1 Change of address
A2 Change of name - officeholders or members
A3 Change - ultimate holding company

B1 Cease company officeholder
B2 Appoint company officeholder
B3 Special purpose company

C1 Cancellation of shares
C2 Issue of shares
C3 Change to share structure
C4 Changes to the register of members

If there is insufficient space in any section of the form, you may photocopy the relevant page(s) and submit as part of this lodgement

Company details

Refer to guide for information about corporate key

Company name
Westfield Holdings Limited

ACN/ABN
66 001 671 496

Corporate key
09623128

Lodgement details

Who should ASIC contact if there is a query about this form?

Name
Graeme Blackett

ASIC registered agent number (if applicable)
16234

Telephone number
02 9358 7967

Postal address
GPO Box 4004
Sydney NSW 2001

Total number of pages including this cover sheet

Please provide an estimate of the time taken to complete this form.
hrs mins

Signature

This form must be signed by a current officeholder of the company.

I certify that the information in this cover sheet and the attached sections of this form are true and complete.

Name
Simon Julian Tuxen

Capacity
☐ Director
☒ Company secretary

Signature

Date signed
27/01/06
[D D] [M M] [Y Y]

Lodgement

Send completed and signed forms to:
Australian Securities and Investments Commission,
PO Box 4000, Gippsland Mail Centre VIC 3841.

Or lodge the form electronically by visiting the ASIC website
www.asic.gov.au

For help or more information
Telephone 03 5177 3988
Email info.enquiries@asic.gov.au
Web www.asic.gov.au

Section C completion guide

Standard share codes
Refer to the following table for the share class codes for sections C1, C2, C3 and C4

Share class code	Full title
A	A
B	B ...etc
EMP	employee's
FOU	founder's
LG	life governor's
MAN	management
ORD	ordinary
RED	redeemable
SPE	special

Share class code	Full title
PRF	preference
CUMP	cumulative preference
NCP	non-cumulative preference
REDP	redeemable preference
NRP	non-redeemable preference
CRP	cumulative redeemable preference
NCRP	non-cumulative redeemable preference
PARP	participative preference

If you are using the standard share class codes you do not need to provide the full title for the shares, just the share class code.

If you are not using the standard share class code, enter a code of no more than 4 letters and then show the full title.

Sections to complete
Use the table below to identify the sections of this form to complete (please indicate the sections that have been completed). Completion of this table is optional.

	C1 - Cancellation of shares	C2 - Issue of shares	C3 - Change to share structure table	C4 - Change to members register
Issue of shares				
☐ Proprietary company	Not required	✓	✓	✓
Public company				
☐ if in response to the Annual company statement	Not required	✓	✓	✓
☒ if not in response to the Annual company statement	Not required	✓	Not required	Not required
Cancellation of shares				
☐ Proprietary company	✓	Not required	✓	✓
Public company				
☐ if in response to the Annual company statement	✓	Not required	✓	✓
☐ if not in response to the Annual company statement	✓	Not required	Not required	Not required
Transfer of shares				
☐ Proprietary company	Not required	Not required	Not required	✓
Public company				
☐ if in response to the Annual company statement	Not required	Not required	Not required	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required
Changes to amounts paid				
☐ Proprietary company	Not required	Not required	✓	✓
Public company				
☐ if in response to the Annual company statement	Not required	Not required	✓	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required
Changes to beneficial ownership				
☐ Proprietary company	Not required	Not required	Not required	✓
Public company				
☐ if in response to the Annual company statement	Not required	Not required	Not required	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required

To notify ASIC about a division or conversion of a class of shares, you must lodge a form 211 within 28 days of the change occurring.

To notify ASIC about a conversion of shares into larger or smaller numbers, you must lodge a form 2205B within 28 days of the change occurring.

C1 Cancellation of shares

Reason for cancellation
Please indicate the reason that shares have been cancelled (select one or more boxes)

Redeemable preference shares — **S.254J**

- [ ] Redeemed out of profits
- [ ] Redeemed out of proceeds of a fresh issue of shares

Capital reduction — **S.256A - S.256E**

- [ ] Single shareholder company
- [ ] Multiple shareholder company. A Form 2560 must be lodged before a capital reduction takes place

Share buy-back. — **ss.257H(3)**

- [ ] Minimum holding buy-back by listed company
- [ ] Other buy-back type. A form 280 or 281 must be lodged at least 14 days, and no more than 1 year before the share buy-back can take place

- [ ] Forfeited shares — **S.258D**

Shares returned to a public company — **ss.258E(2) & (3)**

- [ ] Under section 651C, 724(2), 737 or 738
- [ ] Under section 1325A (court order)

- [ ] Other

Description

Give section reference

Details of cancelled shares

List the details of shares cancelled in the following table

Share class code	Number of shares cancelled	Amount paid (cash or otherwise)

Earliest date of change
Please indicate the earliest date that any of the above changes occurred.

[D D] / [M M] / [Y Y]

C2 Issue of shares

List details of new share issues in the following table.

Share class code	Number of shares issued	Amount paid per share	Amount unpaid per share
ORD	401,762	$4.48	nil

Earliest date of change

Please indicate the earliest date that any of the above changes occurred

2 5 / 0 1 / 0 6

[D D] [M M] [Y Y]

If shares were issued for other than cash, were some or all of the shares issued under a written contract?

☐ **Yes**

if yes, proprietary companies must also lodge a Form 207Z certifying that all stamp duties have been paid. Public companies must also lodge a Form 207Z and either a Form 208 or a copy of the contract.

☐ **No**

if no, proprietary companies are not required to provide any further documents with this form. Public companies must also lodge a Form 208.

C3 Change to share structure

Where a change to the share structure table has occurred (eg. as a result of the issue or cancellation of shares), please show the updated details for the share classes affected. Details of share classes not affected by the change are not required here.

Share class code	Full title if not standard	Total number of shares (current after changes)	Total amount paid on these shares	Total amount unpaid on these shares

Earliest date of change

Please indicate the earliest date that any of the above changes occurred

[D D] [M M] [Y Y]

☐☐ / ☐☐ / ☐☐

Lodgement details

Is this document being lodged to update the Annual Company Statement that was sent to you?

☐ Yes

☒ No

C4 Changes to the register of members

Use this section to notify changes to the register of members for your company (changes to the shareholdings of members):

- If there are 20 members or less in a share class, all changes need to be notified
- If there are more than 20 members in a share class, only changes to the top twenty need be notified (s178B)
- If shares are jointly owned, you must also provide names and addresses of all joint owners on a separate sheet (annexure), clearly indicating the share class and with whom the shares are jointly owned

The changes apply to
Please indicate the name and address of the member whose shareholding has changed

☐ Family name

Given names

OR

☐ Company name

ACN/ARBN/ ABN

Office, unit, level, or PO Box number

Street number and Street name

Suburb/City

State/Territory

Postcode

Country (if not Australia)

Earliest date of change
Please indicate the earliest date that any of the following changes occurred.

Date of change

[D D] / [M M] / [Y Y]

The changes are

Share class code	Shares increased by ... (number)	Shares decreased by ... (number)	Total number now held	*Total $ paid on these shares	*Total $ unpaid on these shares	Fully paid (y/n)	Beneficially held (y/n)	Top 20 member (y/n)

* Public companies are not required to provide these details

Date of entry of member's name in register
(New members only)

Date of entry

[D D] / [M M] / [Y Y]

C4 Continued... **Further changes to the register of members**

Use this section to notify changes to the register of members for your company (changes to the shareholdings of members):

- If there are 20 members or less in a share class, all changes need to be notified
- If there are more than 20 members in a share class, only changes to the top twenty need be notified (s178B)
- If shares are jointly owned, you must also provide names and addresses of all joint owners on a separate sheet (annexure), clearly indicating the share class and with whom the shares are jointly owned

The changes apply to
Please indicate the name and address of the member whose shareholding has changed

☐ Family name ______ Given names ______

OR

☐ Company name ______

ACN/ARBN/ ABN ______

Office, unit, level, or PO Box number ______

Street number and Street name ______

Suburb/City ______ State/Territory ______

Postcode ______ Country (if not Australia) ______

Earliest date of change
Please indicate the earliest date that any of the following changes occurred.

Date of change
☐☐/☐☐/☐☐
[D D] [M M] [Y Y]

The changes are

Share class code	Shares increased by . . . (number)	Shares decreased by . . . (number)	Total number now held	*Total $ paid on these shares	*Total $ unpaid on these shares	Fully paid (y/n)	Beneficially held (y/n)	Top 20 member (y/n)

* Public companies are not required to provide these details

Date of entry of member's name in register
(New members only)

Date of entry
☐☐/☐☐/☐☐
[D D] [M M] [Y Y]

ING

ING Australia Holdings Limited
ACN 008 459 596

GPO Box 3938 Sydney 2001
DX 10110 S.S.E.

347 Kent Street
Sydney NSW 2000

Telephone (02) 9234 8111
Facsimile (02) 9299 1446

Company	Sydney Stock Exchange
Facsimile Number	1900 999 279
Attention	Manager Companies
cc:	
From	Steve Rouvray
Date	14 February 2006
Number of pages including this page	16
If all pages are not received please telephone	02 9234 8403
Subject	**FORM 603**

Dear Sir

Attached please find Form 603 Initial Substantial Shareholder Notice in relation to Westfield Group.

Yours faithfully

S.S. Rouvray
Secretary

ING

ING Australia Holdings Limited
ACN 008 459 596

GPO Box 3938 Sydney 2001
DX 10110 S.S.E.

347 Kent Street
Sydney NSW 2000

Telephone (02) 9234 8111
Facsimile (02) 9299 1446

14 February 2006

The Secretary
Westfield Group
Level 24, Westfield Towers
100 William Street
SYDNEY NSW 2000

Fax: 9357 7131

Dear Sir

Enclosed please find Form 603 Initial Substantial Shareholder Notice.

Yours faithfully

S.S. Rouvray
Secretary

Form 603

Corporations Act 2001
Section 671B

Notice of initial substantial holder

To Company Name/Scheme: Westfield Group

ACN/ARSN:

1. Details of substantial holder (1)

Name: ING Australia Holdings Limited (and related companies - Refer Annexure A)

ACN/ARSN (if applicable): 008 459 595

The holder became a substantial holder on 08/02/2006

2. Details of voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in on the date the substantial holder became a substantial holder are as follows:

Class of securities (4)	Number of securities	Person's votes (5)	Voting power (6)
ordinary units	87707537	87707537	5.01%

3. Details of relevant interests

The nature of the relevant interest the substantial holder or an associate had in the following voting securities on the date the substantial holder became a substantial holder are as follows:

Holder of relevant interest	Nature of relevant interest (7)	Class and number of securities
Refer Annexure C		

4. Details of present registered holders

The persons registered as holders of the securities referred to in paragraph 3 above are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Class and number of securities
Refer Annexure C			

5. Consideration

The consideration paid for each relevant interest referred to in paragraph 3 above, and acquired in the four months prior to the day that the substantial holder became a substantial holder is as follows:

Holder of relevant interest	Date of acquisition	Consideration (9)		Class and number of securities
		Cash	Non-cash	
Refer Annexure B				

6. Associates

The reasons the persons named in paragraph 3 above are associates of the substantial holder are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
	Related corporations

7. Addresses

The addresses of persons named in this form are as follows:

Name	Address
	Refer Annexures A and C

Signature

print name G E ROUVRAY capacity SECRETARY

sign here  date 14 / 02 / 2006

DIRECTIONS

(1) If there are a number of substantial holders with similar or related relevant interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 7 of the form.

(2) See the definition of "associate" in section 9 of the Corporations Act 2001.

(3) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Act 2001.

(4) The voting shares of a company constitute one class unless divided into separate classes.

(5) The total number of votes attached to all the voting shares in the company or voting interests in the scheme (if any) that the person or an associate has a relevant interest in.

(6) The person's votes divided by the total votes in the body corporate or scheme multiplied by 100.

(7) Include details of:

(a) any relevant agreement or other circumstances by which the relevant interest was acquired. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of "relevant agreement" in section 9 of the Corporations Act 2001.

(8) If the substantial holder is unable to determine the identity of the person (eg. if the relevant interest arises because of an option) write "unknown".

(9) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

Annexure A

To Form 603

This is Annexure A of 4 pages
referred to in the Form 603 Notice
of Initial Substantial Holder signed
by me and dated ...14 February 2006

Name: S S Rouvray

Capacity: Company Secretary

Signature

Dated: ......14 February 2006

COMPANY NAME		ACN
52 PHILLIP STREET PTY LTD		000 197 455
ABIFORM PTY LIMITED		003 981 771
ADVICE FINANCIAL SOLUTIONS PTY LIMITED		098 970 800
ADVICE FOR LIFE PTY LTD		070 195 274
ADVISER LENDING SERVICES PTY LIMITED		009 860 057
ADVISOR INVESTMENT SERVICES LIMITED		009 585 255
AMFAS PTY LIMITED		005 720 427
ANZ INSAGE PTY LIMITED		099 665 648
ANZ LIFE ASSURANCE COMPANY LIMITED		008 425 652
ANZ MANAGED INVESTMENTS LIMITED		004 392 269
ARMSTRONG JONES LIFE ASSURANCE PTY LIMITED		004 885 849
ARMSTRONG JONES MANAGEMENT PTY LIMITED	Note 3	008 947 840
ARMSTRONG JONES PTY LTD	Note 3	008 781 511
ATHELAS PTY LIMITED		008 638 622
AUSTPLANNERS ASSET MANAGEMENT PTY LIMITED		005 757 817
AUSTRALIAN COMMUNITY INSURANCE PTY LIMITED		003 243 589
AUSTRALIAN GENERAL INSURANCE PTY LIMITED		006 007 334
AUSTSERVICES PTY LIMITED		059 421 304
AUSVEST PORTFOLIO SERVICE PTY LIMITED		003 318 312
BLEAKLEYS LIMITED		002 102 356
DAVIDSON HUGHES DEVELOPMENTS PTY LTD	Note 3	005 752 910

COMPANY NAME		ACN
DE RUN SECURITIES PTY LTD		084 086 984
DOMAIN DEVELOPMENT PTY LIMITED	Note 3	010 689 737
FINANCIAL FACTS PTY LTD		006 501 293
FINANCIAL INVESTMENT NETWORK GROUP PTY LIMITED		003 790 609
FINANCIAL PLANNING HOTLINE PTY LIMITED		000 895 269
FING SERVICES PTY LIMITED		116 112 031
HEINE ADMINISTRATION SERVICES PTY LIMITED	Note 3	007 257 794
HEINE ASSET MANAGEMENT PTY LIMITED	Note 3	072 656 798
HEINE COMPUTER SERVICES PTY LTD	Note 3	006 819 727
HEINE FUNDS MANAGEMENT PTY LIMITED	Note 3	061 851 983
HEINE MANAGEMENT PTY LIMITED	Note 3	006 475 449
HEINE MORTGAGE ADMINISTRATION PTY LIMITED	Note 3	077 516 995
HEINE MORTGAGE MANAGEMENT PTY LTD	Note 3	006 784 032
HEINE PROPERTY MANAGEMENT PTY LTD	Note 3	006 874 639
HEINE SECURITIES PTY LIMITED	Note 3	072 656 752
INDUSTRY RETIREMENT PTY LIMITED		004 585 086
ING ADMINISTRATION PTY LIMITED		008 947 831
ING AUSTRALIA HOLDINGS LIMITED & its subsidiaries and controlled entities listed below.	Note 2	008 459 596
ING AUSTRALIA LIMITED		000 000 779
ING BANK (AUSTRALIA) LIMITED	Note 4	000 893 292
ING BANK NV	Note 1	
ING CORPORATE SERVICES PTY LIMITED		008 646 277
ING CUSTODIANS PTY LIMITED		008 508 496
ING EASTERN CREEK PTY LTD		007 257 794
ING FINANCIAL PLANNING PTY LTD		003 318 330
ING FUNDS MANAGEMENT LIMITED		003 002 800
ING GENERAL INSURANCE PTY LIMITED		072 892 365
ING GROEP NV and its related bodies corporate including the following companies:	Note 1	
ING INDUSTRIAL CUSTODIAN PTY LTD		081 823 743
ING INSURANCE INTERNATIONAL BV	Note 1	

COMPANY NAME		ACN
ING INVESTMENT MANAGEMENT LIMITED		003 731 959
ING LIFE HOLDINGS LIMITED		099 127 321
ING LIFE LIMITED		009 657 176
ING MANAGEMENT LIMITED	Note 3	006 065 032
ING OFFICE CUSTODIAN PTY LTD		090 814 645
ING PRIVATE CAPITAL PTY LIMITED		009 206 857
ING VERZEKERGINGEN NV	Note 1	
INSURANCE BROKER HOTLINE PTY LTD		076 731 514
INTEGRATED NETWORKS PTY LIMITED		003 319 319
LYNX FINANCIAL SERVICES PTY LTD		004 937 704
M.A.F.G. PTY LIMITED		000 003 823
MERCANTILE MUTUAL FINANCIAL SERVICES PTY LIMITED		000 006 057
MERCANTILE MUTUAL INSURANCE EQUITIES PTY LIMITED		001 160 809
MILLENNIUM3 CONSULTING SERVICES PTY LTD		098 579 304
MILLENNIUM3 FINANCIAL PLANNING ADMINISTRATION PTY LTD		094 479 179
MILLENNIUM3 FINANCIAL SERVICES GROUP PTY LIMITED		098 554 058
MILLENNIUM3 FINANCIAL SERVICES PTY LTD		094 529 987
MILLENNIUM3 PROFESSIONAL SERVICES PTY LTD		089 579 322
MINKX PTY LTD		104 497 734
MML PROPERTIES PTY LIMITED		005 403 841
NNA PTY LIMITED		061 787 853
OPTIMIX INVESTMENT MANAGEMENT LIMITED		006 790 629
PACIFIC MUTUAL AUSTRALIA PTY LIMITED		009 093 109
PARTNERSHIP PLANNING BROKER SERVICES LIMITED		000 574 970
PARTNERSHIP PLANNING LIMITED		009 554 189
POSTBANK AUSTRALIA PTY LIMITED		008 647 185
PROSAFE INVESTMENTS PTY LIMITED		000 585 491
PRUDENT ACCOUNTING AND FINANCIAL SERVICES PTY LTD		098 862 107
RETIREINVEST (NO 3) PTY LIMITED		002 920 541
RETIREINVEST BRISBANE CITY PTY LIMITED		100 304 354

COMPANY NAME		ACN
RETIREINVEST NOWRA PTY LIMITED		102 585 053
RETIREINVEST PTY LIMITED		001 774 125
RETIREINVEST SUBIACO PTY LIMITED		102 415 814
RETIREINVEST TOWNSVILLE PTY LIMITED		099 145 552
RI BENTLEIGH PTY LIMITED		113 855 520
RI CENTRAL COAST PTY LIMITED		105 039 647
RI DANDENONG PTY LIMITED		114 152 519
RI GOLD COAST PTY LIMITED		105 039 629
RI KEW PTY LTD		105 930 658
RI MAROOCHYDORE PTY LIMITED		114 152 500
RI MOONEE PONDS PTY LTD		104 933 217
RI MORISSET PTY LIMITED		105 039 656
RI NEWCASTLE PTY LIMITED		114 176 162
RI ROCKHAMPTON & GLADSTONE PTY LIMITED		104 125 895
RI SHEPPARTON PTY LIMITED		006 444 080
RICKETTS ROAD MT WAVERLEY PTY LTD	Note 3	006 819 727
SUPER CONCEPTS PTY LTD		007 437 907
SUPER SOLUTIONS PTY LTD		002 966 341
SWING HIGH INVESTMENTS PTY LIMITED	Note 3	009 131 088
SYNERGY ADVISORY SERVICES PTY LTD		068 908 878
SYNERGY CONSOLIDATED PTY LIMITED		083 107 644
TANDEM FINANCIAL ADVICE LIMITED		006 226 777
TRENORTH PTY LIMITED	Note 3	006 732 243
UNION INVESTMENT COMPANY PTY LIMITED		004 084 879
VANDENBERGH FINANCIAL SERVICES PTY LIMITED		098 970 800
VENTURE CAPITAL PARTNERS (NOMINEES NO. 1) PTY LIMITED		082 834 900
VENTURE CAPITAL PARTNERS PTY LIMITED		079 575 689
WESTGARDENS PTY LIMITED	Note 3	007 257 794
WESTGARDENS PTY LTD	Note 3	114 031 284
WISE FINANCIAL SERVICES PTY LTD		003 608 268

COMPANY NAME	ACN
Note 1. Address: ING House Amstelneenseweg 500 1081 KL Amsterdam, The Netherlands	
Note 2. Address: 347 Kent Street, Sydney NSW 2000	
Note 3. Address: Level 6, 345 George Street, Sydney NSW 2000	
Note 4. Address: Level 14, 140 Sussex Street, Sydney NSW 2000	

ANNEXURE 'B'

Changes in relevant interests

This is the annexure marked 'B' of 4 pages referred to in the form 603 initial substantial shareholder signed by me on: 14-02-06

S S Rouvray
Secretary, ING Australia Holdings Limited

Date of change	Person whose relevant interest changed	Nature of change	Consideration given in relation to change	Class and number of securities affected	Person's votes affected
4/10/2005	L4541	Sale of Units on ASX	$337,595	-20238	-20238
7/10/2005	L4541	Sale of Units on ASX	$1,146,904	-71429	-71429
7/10/2005	L4541	Sale of Units on ASX	$2,252,497	-139000	-139000
7/10/2005	L4541	Sale of Units on ASX	$956,930	-59571	-59571
12/10/2005	L4541	Sale of Units on ASX	$1,235,712	-75000	-75000
13/10/2005	L4541	Sale of Units on ASX	$2,686,492	-164000	-164000
13/10/2005	L4541	Sale of Units on ASX	$732,937	-45101	-45101
14/10/2005	L4541	Sale of Units on ASX	$1,870,454	-113367	-113367
17/10/2005	L4541	Sale of Units on ASX	$535,743	-32532	-32532
21/10/2005	L4541	Sale of Units on ASX	$817,820	-50000	-50000
25/10/2005	L4541	Sale of Units on ASX	$324,009	-20000	-20000
28/10/2005	L4541	Sale of Units on ASX	$671,132	-41000	-41000
31/10/2005	L4541	Sale of Units on ASX	$824,616	-50000	-50000
4/11/2005	L4541	Buy of Units on ASX	$9 480 800	560000	560000
11/11/2005	L4541	Buy of Units on ASX	$333,174	19444	19444
16/11/2005	L4541	Sale of Units on ASX	$172,300	-10000	-10000
21/11/2005	L4541	Sale of Units on ASX	$980,422	-56000	-56000
28/11/2005	L4541	Buy of Units on ASX	$880,240	50000	50000
2/12/2005	L4541	Sale of Units on ASX	$86,206	-5101	-5101
5/12/2005	L4541	Sale of Units on ASX	$290,192	-16575	-16575
7/12/2005	L4541	Sale of Units on ASX	$319,251	-18694	-18694
13/12/2005	L4541	Sale of Units on ASX	$254 482	-15000	-15000
22/12/2005	L4541	Buy of Units on ASX	$156,841	8800	8800
4/01/2006	L4541	Buy of Units on ASX	$764,528	41820	41820
5/01/2006	L4541	Buy of Units on ASX	$1,244,643	68180	68180
6/01/2006	L4541	Buy of Units on ASX	$1,791,886	100000	100000
13/01/2006	L4541	Buy of Units on ASX	$266,364	15000	15000
2/02/2006	L4541	Buy of Units on ASX	$879,113	50000	50000
8/02/2006	L4541	Buy of Units on ASX	$511,560	30000	30000
4/10/2005	L4543	Sale of Units on ASX	$104,491	-6284	-6284
7/10/2005	L4543	Sale of Units on ASX	$531 884	-33068	-33068
7/10/2005	L4543	Sale of Units on ASX	$437,535	-27000	-27000
7/10/2005	L4543	Sale of Units on ASX	$1,053,947	-64632	-64632
13/10/2005	L4543	Sale of Units on ASX	$845,473	-52000	-52000
13/10/2005	L4543	Sale of Units on ASX	$234,060	-14404	-14404
14/10/2005	L4543	Sale of Units on ASX	$597,367	-36206	-36206
17/10/2005	L4543	Sale of Units on ASX	$171,104	-10390	-10390
21/10/2005	L4543	Sale of Units on ASX	$490 692	-30000	-30000
25/10/2005	L4543	Sale of Units on ASX	$324,809	-20000	-20000
28/10/2005	L4543	Sale of Units on ASX	$212,799	-13000	-13000
31/10/2005	L4543	Sale of Units on ASX	$329 826	-20000	-20000
4/11/2005	L4543	Sale of Units on ASX	$1,160,907	-69871	-69871
4/11/2005	L4543	Sale of Units on ASX	$359,733	-21429	-21429
11/11/2005	L4543	Buy of Units on ASX	$47,601	2778	2778
14/11/2005	L4543	Sale of Units on ASX	$172,296	-10000	-10000
16/11/2005	L4543	Sale of Units on ASX	$86 150	-5000	-5000
21/11/2005	L4543	Sale of Units on ASX	$280,121	-16000	-16000
28/11/2005	L4543	Buy of Units on ASX	$344,086	20000	20000
2/12/2005	L4543	Sale of Units on ASX	$168,554	-10000	-10000
2/12/2005	L4543	Sale of Units on ASX	$24,674	-1457	-1457
5/12/2005	L4543	Sale of Units on ASX	$80,080	-4738	-4738
7/12/2005	L4543	Sale of Units on ASX	$91,221	-5341	-5341
12/12/2005	L4543	Sale of Units on ASX	$169,000	-10000	-10000
22/12/2005	L4543	Buy of Units on ASX	$44,500	2500	2500
4/01/2006	L4543	Buy of Units on ASX	$222,412	12166	12166
5/01/2006	L4543	Buy of Units on ASX	$362,075	19834	19834
13/01/2006	L4543	Buy of Units on ASX	$177,576	10000	10000
27/01/2006	L4543	Sale of Units on ASX	$354,000	-20000	-20000
8/02/2006	L4543	Buy of Units on ASX	$341,040	20000	20000
4/10/2005	X1040	Sale of Units on ASX	$16 081	-964	-964
7/10/2005	X1040	Sale of Units on ASX	$42,560	-2645	-2645
7/10/2005	X1040	Sale of Units on ASX	$119,567	-7354	-7354
13/10/2005	X1040	Sale of Units on ASX	$113,614	-7000	-7000
13/10/2005	X1040	Sale of Units on ASX	$30,699	-1889	-1889
14/10/2005	X1040	Sale of Units on ASX	$280,349	-17000	-17000
14/10/2005	X1040	Sale of Units on ASX	$78,339	-4748	-4748
17/10/2005	X1040	Sale of Units on ASX	$22,446	-1363	-1363
28/10/2005	X1040	Sale of Units on ASX	$32,738	-2000	-2000

11/11/2005	X1040	Buy of Units on ASX	$14,274	633	633
21/11/2005	X1040	Sale of Units on ASX	$35,015	-2000	-2000
28/11/2005	X1040	Buy of Units on ASX	$86,024	5000	5000
2/12/2005	X1040	Sale of Units on ASX	$3,076	-182	-182
5/12/2005	X1040	Sale of Units on ASX	$10,007	-592	-592
7/12/2005	X1040	Sale of Units on ASX	$11,409	-668	-668
9/12/2005	X1040	Sale of Units on ASX	$50,808	-3000	-3000
12/12/2005	X1040	Buy of Units on ASX	$84,623	5000	5000
4/01/2006	X1040	Buy of Units on ASX	$27,806	1521	1521
5/01/2006	X1040	Buy of Units on ASX	$45,255	2479	2479
6/01/2006	X1040	Buy of Units on ASX	$39,421	2200	2200
13/01/2006	X1040	Buy of Units on ASX	$17,758	1000	1000
27/01/2006	X1040	Sale of Units on ASX	$26,650	-1500	-1500
6/02/2006	X1040	Buy of Units on ASX	$23,987	1364	1364
6/02/2006	X1040	Buy of Units on ASX	$28,853	1636	1636
8/02/2006	X1040	Buy of Units on ASX	$85,280	5000	5000
4/10/2005	X1051	Sale of Units on ASX	$8,040	-482	-482
7/10/2005	X1051	Sale of Units on ASX	$42,544	-2645	-2645
7/10/2005	X1051	Sale of Units on ASX	$119,382	-7355	-7355
13/10/2005	X1051	Sale of Units on ASX	$97,665	-6000	-6000
13/10/2005	X1051	Sale of Units on ASX	$26,863	-1653	-1653
14/10/2005	X1051	Sale of Units on ASX	$68,554	-4155	-4155
17/10/2005	X1051	Sale of Units on ASX	$19,630	-1192	-1192
28/10/2005	X1051	Sale of Units on ASX	$16,369	-1000	-1000
21/11/2005	X1051	Sale of Units on ASX	$35,015	-2000	-2000
28/11/2005	X1051	Buy of Units on ASX	$43,012	2500	2500
2/12/2005	X1051	Sale of Units on ASX	$3,076	-182	-182
5/12/2005	X1051	Sale of Units on ASX	$10,007	-592	-592
7/12/2005	X1051	Sale of Units on ASX	$11,409	-668	-668
9/12/2005	X1051	Sale of Units on ASX	$42,338	-2500	-2500
3/01/2006	X1051	Buy of Units on ASX	$18,067	1000	1000
4/01/2006	X1051	Buy of Units on ASX	$27,806	1521	1521
5/01/2006	X1051	Buy of Units on ASX	$45,255	2479	2479
6/01/2006	X1051	Buy of Units on ASX	$26,878	1500	1500
1/02/2006	X1051	Sale of Units on ASX	$26,795	-1500	-1500
8/02/2006	X1051	Buy of Units on ASX	$170,520	10000	10000
17/01/2006	X9000	Sale of Units on ASX	-$350,418	-20000	-20000
4/10/2005	T9101	Sale of Units on ASX	$417,998	-25058	-25058
7/10/2005	T9101	Sale of Units on ASX	$680,827	-42328	-42328
7/10/2005	T9101	Sale of Units on ASX	$1,910,000	-117672	-117672
13/10/2005	T9101	Sale of Units on ASX	$1,707,206	-105000	-105000
13/10/2005	T9101	Sale of Units on ASX	$471,995	-29044	-29044
14/10/2005	T9101	Sale of Units on ASX	$1,204,534	-73006	-73006
17/10/2005	T9101	Sale of Units on ASX	$345,008	-20950	-20950
21/10/2005	T9101	Sale of Units on ASX	$245,346	-15000	-15000
28/10/2005	T9101	Sale of Units on ASX	$441,965	-27000	-27000
4/11/2005	T9101	Sale of Units on ASX	$580,462	-34286	-34286
4/11/2005	T9101	Sale of Units on ASX	$179,856	-10714	-10714
15/11/2005	T9101	Buy of Units on ASX	$10,337,012	596179	596179
16/11/2005	T9101	Buy of Units on ASX	$1,722,504	99363	99363
16/11/2005	T9101	Buy of Units on ASX	$258,796	14904	14904
17/11/2005	T9101	Buy of Units on ASX	$2,607,994	149554	149554
2/12/2005	T9101	Sale of Units on ASX	$64,033	-3789	-3789
5/12/2005	T9101	Sale of Units on ASX	$208,145	-12313	-12313
7/12/2005	T9101	Sale of Units on ASX	$237,180	-13887	-13887
4/01/2006	T9101	Buy of Units on ASX	$556,029	30415	30415
5/01/2006	T9101	Buy of Units on ASX	$1,069,484	68585	69585
27/01/2006	T9101	Buy of Units on ASX	$1,416,300	80000	80000
6/02/2006	T9101	Buy of Units on ASX	$375,707	21364	21364
6/02/2006	T9101	Buy of Units on ASX	$452,119	25636	25636
4/10/2005	T9302	Sale of Units on ASX	$393,861	-23611	-23611
7/10/2005	T9302	Sale of Units on ASX	$808,490	-50265	-50265
7/10/2005	T9302	Sale of Units on ASX	$2,171,472	-134000	-134000
7/10/2005	T9302	Sale of Units on ASX	$93,065	-5735	-5735
13/10/2005	T9302	Sale of Units on ASX	$3,170,525	-195000	-195000
13/10/2005	T9302	Sale of Units on ASX	$871,071	-53601	-53601
14/10/2005	T9302	Sale of Units on ASX	$2,223,040	-134737	-134737
17/10/2005	T9302	Sale of Units on ASX	$638,692	-38662	-38662
21/10/2005	T9302	Sale of Units on ASX	$1,226,730	-75000	-75000
26/10/2005	T9302	Sale of Units on ASX	$4,073,732	-250000	-250000
28/10/2005	T9302	Sale of Units on ASX	$785,716	-48000	-48000
31/10/2005	T9302	Sale of Units on ASX	$824,818	-50000	-50000
4/11/2005	T9302	Sale of Units on ASX	$2,837,790	-167619	-167619
4/11/2005	T9302	Sale of Units on ASX	$879,331	-52381	-52381
11/11/2005	T9302	Buy of Units on ASX	$523,679	30558	30558
15/11/2005	T9302	Buy of Units on ASX	$65,251	3821	3821
16/11/2005	T9302	Buy of Units on ASX	$11,043	637	637
16/11/2005	T9302	Buy of Units on ASX	$1,654	96	96
17/11/2005	T9302	Buy of Units on ASX	$7,778	446	446
21/11/2005	T9302	Sale of Units on ASX	$1,050,452	-60000	-60000
2/12/2005	T9302	Sale of Units on ASX	$92,343	-5464	-5464
5/12/2005	T9302	Sale of Units on ASX	$300,223	-17760	-17760
7/12/2005	T9302	Sale of Units on ASX	$342,099	-20030	-20030
3/01/2006	T9302	Buy of Units on ASX	$2,150,016	119000	119000

4/01/2006	T9302	Buy of Units on ASX			
5/01/2006	T9302	Buy of Units on ASX	$834,034	45622	45622
12/01/2006	T9302	Buy of Units on ASX	$1,357,769	74376	74376
27/01/2006	T9302	Sale of Units on ASX	$1,242,024	70000	70000
3/02/2006	T9302	Buy of Units on ASX	$985,000	-50000	-60000
8/02/2006	T9302	Buy of Units on ASX	$1,318,870	75000	75000
6/02/2006	T9302	Buy of Units on ASX	$239,802	13636	13636
8/02/2006	T9302	Buy of Units on ASX	$288,597	16364	16364
4/10/2005	B9611	Sale of Units on ASX	$3,089,357	180000	180000
7/10/2005	B9611	Sale of Units on ASX	$273,280	-16283	-16383
7/10/2005	B9611	Sale of Units on ASX	$785,931	-47619	-47619
7/10/2005	B9611	Sale of Units on ASX	$1,820,601	-100000	-100000
13/10/2005	B9611	Sale of Units on ASX	$525,584	-32381	-32381
13/10/2005	B9611	Sale of Units on ASX	$2,194,279	-135000	-135000
14/10/2005	B9611	Sale of Units on ASX	$606,293	-37308	-37308
17/10/2005	B9611	Sale of Units on ASX	$1,547,203	-93761	-93761
28/10/2005	B9611	Sale of Units on ASX	$443,175	-26911	-26911
4/11/2005	B9611	Sale of Units on ASX	$556,546	-34000	-34000
4/11/2005	B9611	Sale of Units on ASX	$4,901,641	-283524	-289524
11/11/2005	B9611	Buy of Units on ASX	$1,518,840	-90476	-90476
21/11/2005	B9611	Sale of Units on ASX	$368,502	21389	21389
28/11/2005	B9611	Buy of Units on ASX	$735,317	-42000	-42000
2/12/2005	B9611	Sale of Units on ASX	52,084,676	120000	120000
5/12/2005	B9611	Sale of Units on ASX	$64,644	-3825	-3825
7/12/2005	B9611	Sale of Units on ASX	$210,158	-12432	-12432
12/12/2005	B9611	Buy of Units on ASX	$239,469	-14021	-14021
12/12/2005	B9611	Buy of Units on ASX	$1 692,462	100000	100000
23/12/2005	B9611	Sale of Units on ASX	$169,000	10000	10000
4/01/2006	B9611	Sale of Units on ASX	$178,583	-10000	-10000
5/01/2006	B9611	Buy of Units on ASX	$583,817	31935	31935
6/01/2006	B9611	Buy of Units on ASX	$950,459	52005	52005
13/01/2006	B9611	Buy of Units on ASX	$972,994	54300	54300
27/01/2006	B9611	Sale of Units on ASX	$632,729	30000	30000
3/02/2006	B9611	Buy of Units on ASX	$150,450	-8500	-8500
6/02/2006	B9611	Buy of Units on ASX	$879,113	50000	50000
8/02/2006	B9611	Buy of Units on ASX	$239,802	13636	13636
8/02/2006	B9611	Buy of Units on ASX	$208,597	16364	16364
8/11/2005	X1016	Buy of Units on ASX	$1,790,458	105000	105000
20/12/2005	X1016	Buy of Units on ASX	$76,671	4500	4500
8/11/2005	X1053	Buy of Units on ASX	$714,206	40442	40442
28/11/2005	X1053	Buy of Units on ASX	$25,550	1500	1500
4/01/2006	X1053	Sale of Units on ASX	$15,486	900	900
8/11/2005	X1060	Buy of Units on ASX	$141,892	-7800	-7800
28/11/2005	X1060	Buy of Units on ASX	$541,833	31800	31800
11/11/2005	X1064	Sale of Units on ASX	$330,378	19200	19200
19/01/2006	X1064	Sale of Units on ASX	$56,446	-3300	-3300
26/10/2005	L3122	Sale of Units on ASX	$62,585	-3600	-3600
23/11/2005	L4513	Sale of Units on ASX	$685,505	-40800	-40800
23/11/2005	L4513	Sale of Units on ASX	$219,597	-12600	-12600
23/12/2005	X1023	Buy of Units on ASX	$1,548,977	-89900	-89900
31/10/2005	X1038	Buy of Units on ASX	$215,192	12000	12000
8/11/2005	X1038	Buy of Units on ASX	$219,355	13200	13200
11/11/2005	X1038	Buy of Units on ASX	$1,036,981	59100	59100
9/11/2005	X1043	Sale of Units on ASX	$333,588	19500	19500
3/11/2005	X9000	Buy of Units on ASX	$58,281	-3400	-3400
24/11/2005	X9000	Sale of Units on ASX	$170,030	10000	10000
24/11/2005	X9005	Sale of Units on ASX	$517,064	-30000	-30000
8/12/2005	X9005	Sale of Units on ASX	$517,064	-30000	-30000
9/11/2005	T9215	Sale of Units on ASX	$60,978	-3000	-3000
18/10/2005	T9301	Sale of Units on ASX	$253,724	-14800	-14800
10/10/2005	T9314	Buy of Units on ASX	$1,447,600	-88000	-88000
18/10/2005	T9314	Buy of Units on ASX	$1,878,615	114900	114900
7/11/2005	T9314	Buy of Units on ASX	$1 447,600	88000	88000
7/11/2005	T9314	Buy of Units on ASX	$1,858,616	107900	107900
23/11/2005	T9314	Buy of Units on ASX	$325,484	19100	19100
25/11/2005	T9314	Buy of Units on ASX	$1,548,977	89900	89900
7/11/2005	AO8401	Sale of Units on ASX	$842,951	48900	48900
7/11/2005	AP8403	Sale of Units on ASX	$81,645	-4809	-4809
7/11/2005	AS8402	Sale of Units on ASX	$95,373	-5597	-5597
25/11/2005	B9403	Buy of Units on ASX	$148,146	-8694	-8694
25/11/2005	B9608	Buy of Units on ASX	$222,374	12900	12900
10/10/2005	B9610	Sale of Units on ASX	$82,744	4800	4900
17/10/2005	B9610	Sale of Units on ASX	$1,878,615	-114900	-114300
7/11/2005	B9610	Sale of Units on ASX	$679,738	-41300	-41200
23/12/2005	B9610	Buy of Units on ASX	$1,838,616	-107900	-107900
3/02/2006	ICRES	Buy of Units on ASX	$477,033	26600	26600
3/02/2006	ICRES	Buy of Units on ASX	$671,481	50400	50400
3/02/2006	ICRES	Buy of Units on ASX	$6,661	500	500
3/02/2006	ICRES	Buy of Units on ASX	$46,298	3400	3400
3/02/2006	ICRES	Buy of Units on ASX	$14,645	1100	1100
3/02/2006	ICRES	Buy of Units on ASX	$3,995	300	300
3/02/2006	ICRES	Buy of Units on ASX	$2,084	200	200
3/02/2006	ICRES	Buy of Units on ASX	$241,148	18100	18100
3/02/2006	ICRES	Buy of Units on ASX	$81,270	6100	6100
			$18,562	1400	1400

6/02/2006	ICRES	Buy of Units on ASX	$426,387	31900	31900
3/02/2006	ICRES	Buy of Units on ASX	$35,972	2700	2700
3/02/2006	ICRES	Buy of Units on ASX	$736,743	55300	55300
3/02/2005	ICRES	Buy of Units on ASX	$13,323	1000	1000
30/01/2006	ICRES	Buy of Units on ASX	$37,304	2800	2800
31/01/2006	ICRES	Buy of Units on ASX	$141,793	8000	8000
31/01/2006	ICRES	Buy of Units on ASX	$10,672,534	600000	600000
23/01/2006	ICRES	Buy of Units on ASX	$19,408,242	1081900	1081900
25/01/2006	ICRES	Buy of Units on ASX	$283,009	20000	20000
25/01/2006	ICRES	Buy of Units on ASX	$303,108	23000	23000
25/01/2006	ICRES	Buy of Units on ASX	$78,436	5800	5800
20/01/2006	ICRES	Buy of Units on ASX	$5,254,282	300000	300000
18/01/2006	ICRES	Buy of Units on ASX	$185,439	10500	10500
20/01/2006	ICRES	Buy of Units on ASX	$6,992,477	400000	400000
21/12/2005	ICRES	Buy of Units on ASX	$10,598,566	600000	600000
21/12/2005	ICRES	Buy of Units on ASX	$929,287	70000	70000
20/12/2005	ICRES	Buy of Units on ASX	$480,651	34700	34700
22/12/2005	ICRES	Buy of Units on ASX	$4,416,210	260000	250000
13/12/2005	ICRES	Buy of Units on ASX	$6,291,083	360000	350000
15/12/2005	ICRES	Buy of Units on ASX	$5,984,032	350000	350000
14/12/2005	ICRES	Buy of Units on ASX	$3,514,865	200000	200000
14/12/2005	ICRES	Buy of Units on ASX	$1,449,093	111000	111000
30/11/2005	ICRES	Buy of Units on ASX	$661,303	50000	50000
2/12/2005	ICRES	Buy of Units on ASX	$221,646	12900	12900
29/11/2005	ICRES	Buy of Units on ASX	$255,938	15000	15000
1/12/2005	ICRES	Buy of Units on ASX	$5,135,358	300000	300000
14/11/2005	ICRES	Buy of Units on ASX	$7,646,388	450000	450000
14/11/2005	ICRES	Buy of Units on ASX	$11,255,583	650000	650000
3/11/2005	ICRES	Buy of Units on ASX	$85,798	7000	7000
1/11/2005	ICRES	Buy of Units on ASX	$4,745,093	280000	280000
28/10/2005	ICRES	Buy of Units on ASX	$4,887,127	300000	300000
28/10/2005	ICRES	Buy of Units on ASX	$111,335	6800	6800
27/10/2005	ICRES	Buy of Units on ASX	$5,730,490	350000	350000
5/10/2005	ICRES	Buy of Units on ASX	$104,399	6500	6500
6/10/2005	ICRES	Buy of Units on ASX	$3,308,490	200000	200000
7/10/2005	ICRES	Buy of Units on ASX	$1,531,849	100000	100000
6/10/2005	ICRES	Buy of Units on ASX	$315,408	50000	50000
5/10/2005	ICRES	Buy of Units on ASX	$128,844	10500	10500
9/02/2006	INGIM	Buy of Units on ASX	$131,298	10700	10700
7/09/2005	INGIM	Buy of Units on ASX	$41,292	2400	2400
23/11/2005	INGIM	Buy of Units on ASX	$476,014	27716	27716
			$476,802	27775	27775

ANNEXURE 'C'

Present relevant interests

This is the annexure marked 'C' of 3 pages referred to in Form 603 Initial substantial shareholder signed by me on: 14-02-06

S S Rouvray
Secretary, ING Australia Holdings Limited

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder	Nature of relevant interest	Class and number of securities	Person's votes
ING Group	ANZ Managed Investments Limited C/- ANZ Nominees Limited	ANZ Managed Investments Limited as Responsible Entity	Relevant interest arising pursuant to section 608(1) of the Corporations Act	9,518,083	9,518,083
ING Group	ANZ Nominees Limited LFG Holdings Pty Ltd	ANZ Nominees Limited LFG Holdings Pty Ltd as Responsible Entity	As above	18268696	18269696
ING Group	ANZ Nominees Limited Custodian for Indigenous Land Corporation	ING Investment Management Limited as Responsible Entity	As above	28114	28114
ING Group	Citicorp Nominees Pty Limited Commowealth Cash Fund 4	ING Investment Management Limited as Responsible Entity	As above	0	0
ING Group	Citicorp Nominees Pty Limited as Custodian for Commonwealth Australia Share 6	ING Investment Management Limited as Responsible Entity	As above	568475	568475
ING Group	Citicorp Nominees Pty Limited Custodian for Commowealth Fixed Interest Fund 7	ING Investment Management Limited as Responsible Entity	As above	0	0
ING Group	Citicorp Nominees Pty Limited as Custodian for Commonwealth Property Fund 5	ING Investment Management Limited as Responsible Entity	As above	348859	348859
ING Group	Cogent Nominees Pty Limited Custodian for AMP Capital Investors	ING Investment Management Limited as Responsible Entity	As above	700909	700909
ING Group	Cogent Nominees Pty Limited Custodian for Aust. Portfolio Managers	ING Investment Management Limited as Responsible Entity	As above	0	0
ING Group	Cogent Nominees Pty Limited Custodian for Workers Compensation	Cogent Nominees Pty Limited Custodian as Responsible Entity	As above	0	0
ING Group	ING Corporate Services Pty Limited	ING Corporate Services Pty Limited as Responsible Entity	As above	0	0
ING Group	ING Real Estate International Investments III BV	ING Real Estate International Investments as Responsible Entity	As above	0	0
ING Group	ING Clarion Real Estate Securities	ING Clarion Real Estate Securities	As above	38446571	38446571
ING Group	J P Morgan Nominees Australia Limited Custodian for Blue Chip Pool	ING Funds Management Limited As Responsible Entity	As above	1894554	1894554
ING Group	J P Morgan Nominees Australia Limited Custodian for Pooled Australia Share Fund	ING Funds Management Limited As Responsible Entity	As above	2997163	2997163
ING Group	J P Morgan Nominees Australia Limited Custodian for Pooled Property Fund	ING Funds Management Limited As Responsible Entity	As above	9555231	9555231
ING Group	J P Morgan Nominees Australia Limited Custodian for Price Credit Pool Fund	ING Funds Management Limited As Responsible Entity	As above	0	0
ING Group	J P Morgan Nominees Australia Limited Custodian for Resources Opportunity Trust	ING Funds Management Limited As Responsible Entity	As above	0	0
ING Group	J P Morgan Nominees Australia Limited Custodian for Sisters Of Charity	ING Investment Management Limited as Responsible Entity	As above	15925	15925
ING Group	J P Morgan Nominees Australia Limited Custodian for Small Companies Growth Trust Fund	ING Funds Management Limited As Responsible Entity	As above	0	0
ING Group	J P Morgan Nominees Australia Limited Custodian for Small Companies Pool	ING Funds Management Limited As Responsible Entity	As above	0	0
ING Group	J P Morgan Nominees Australia Limited Custodian for Sustainable Investment Wholesale Australia Share Trust	ING Funds Management Limited As Responsible Entity	As above	95497	95497
ING Group	JP Morgan Nominees Australia Limited Custodian for Sydney Diocesan Superannuation Fund	ING Investment Management Limited as Responsible Entity	As above	0	0
ING Group	J P Morgan Nominees Australia Limited Custodian for Tax Effective Income Fund	ING Funds Management Limited As Responsible Entity	As above	6214045	6214045
ING Group	J P Morgan Nominees Australia Limited Custodian for Pooled Fixed Interest Fund	ING Funds Management Limited As Responsible Entity	As above	0	0

ING Group	National Nominees Limited Custodian for Fiji National	ING Investment Management Limited as Responsible Entity	As above	199852	199852
ING Group	National Nominees Limited Custodian for Qantas Super Listed Property Fund	ING Investment Management Limited as Responsible Entity	As above	289917	289917
ING Group	Premier Nominees as Custodian for AJNZ	ING Investment Management Limited as Responsible Entity	As above	99875	99875
ING Group	ING Management Limited	ING Management Limited as Responsible Entity	As above	55491	55491
ING Group	ING Investment Management Limited Custodian for ING Psal	ING Investment Management Limited as Responsible Entity	As above	74600	74600
ING Group	ING Investment Management Limited	ING Investment Management Limited as Responsible Entity	As above	165900	165900
ING Group	ING Investment Management Limited	ING Investment Management Limited as Responsible Entity	As above	170000	170000
				87,707,537	87,707,537

ANNEXURE 'C'

ING Group

Name	Address	Abbreviation*
ING Group N.V. and its related bodies corporate	ING House, Amstelveenseweg 500 1081 KL Amsterdam Netherlands	ING Group
ING Australia Holdings Limited	Level 1, 347 Kent Street Sydney NSW 2000	ING Holdings
ING Investment Management Limited (Formerly Mercantile Mutual Investment Management Limited	Level 1, 347 Kent Street Sydney NSW 2000	ING Investment Management
ING Management Limited	Level 6, 345 George Street, Sydney NSW 2000	ING Management Limited
ING Real Estate International Investments III BV	ING Real Estate International Schenkkard 65 The Netherlands	ING Real Estate Investment Management Australia Pty Limited
ANZ Managed Investments C/- ANZ Nominees Limited	GPO Box 2842AA, Melbourne VIC 3001	ANZ Nominees
ANZ Nominees Limited	GPO Box 2842AA, Melbourne VIC 3001	ANZ Nominees Limited
Cogent Nominees Pty Limited	Cogent Nominees Pty Limited PO Box R209 Royal Exchange NSW 1225	Cogent Nominees Pty Limited (BNP Nominees)
Citicorp Nominees Pty Limited	GPO Box 764G Melbourne VIC 3001	Citicorp Nominees
J P Morgan Nominees Australia Limited	Locked Bag 7 Royal Exchange Sydney NSW 2001	J P Morgan Nominees Australia Limited
National Nominees Limited	Level 5 South 271 Collins Street Melbourne VIC 3000	National Nominees Limited
Premier Nominees NO 1 Account Limited	No.1 Account C/- Armstrong Jones (New Zealand Limited PO Box 7149 Wellesley Street Auckland 1036 New Zealand	Premier Nominees Limited
RBC Global Services Australia Nominees Pty Limited	GPO Box 5430 Sydney NSW 2000	RBC Global Services


BNP PARIBAS
SECURITIES SERVICES

Date: 10-Feb-06

The Manager
Listings Department
Australian Stock Exchange Limited

No. of Pages (incl.): 3

<u>NOTICE OF PERSON CEASING TO BE A SUBSTANTIAL HOLDER</u>

Dear Sir/Madam,

Pursuant to Section 671 of the Corporations Law, AMP Limited hereby advises that it is no longer a substantial holder in Westfield Group.

The enclosed ASIC Form 605 discloses all required details.

Yours faithfully,

Thierry Faure
Head of Custody
BNP Paribas Securities Services
Phone: 02 9222 0200

BNP PARIBAS FUND SERVICES AUSTRALASIA PTY LTD
Level 6 60 Castlereagh Street Sydney NSW 2000 Australia
PO BOX R209 Royal Exchange NSW 1225 Australia
Tel: +61 2 9222 0000 - Fax: +61 2 9222 0255
ABN 71 002 655 874

Form 605
Corporations Law
Section 671B
Notice of Ceasing to be a Substantial Holder

To: **Westfield Group**

ACN/ARSN:
001 671 496 Westfield Holdings Limited
090 849 746 Westfield Trust
092 058 449 Westfiled America Trust

1. Details of substantial holder

Name: AMP Limited ACN 079 354 519 and its related bodies corporate.

The holder ceased to be a substantial holder on 08-Feb-2006
The previous notice was given to the company on 24-Nov-2005
The previous notice was dated 21-Nov-2005

2. Changes in relevant interests

Particulars of each change in, or change in the nature of, relevant interests of the substantial holder or an associate in voting securities of the company, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	*Person whose relevant interest changed*	*Nature of change*	*Consideration given in relation to change*	*Class and number of securities affected*
29-Nov-2005 to 7-Feb-2006	AMP Capitial Investors Limited	Share acquisition	$11,039,144.08	Fully Paid Stapled Securities 636,495
25-Nov-2005 to 6-Feb-2006	AMP Capitial Investors Limited	Share disposal	-$494,645.00	Fully Paid Stapled Securities -494,645
22-Nov-2005 to 2-Feb-2006	AMP Life Limited	Share acquisition	$16,814,762.16	Fully Paid Stapled Securities 950,128
22-Nov-2005 to 8-Feb-2006	AMP Life Limited	Share disposal	-$28,396,033.40	Fully Paid Stapled Securities -1,614,018
28-Dec-05	Cogent Investment Operations Pty Limited <Non Resident A/c>	Share disposal	-$269,580.15	Fully Paid Stapled Securities -15,000
22-Nov-2005 to 19-Jan-2006	Cogent Nominees Pty Limited	Share acquisition	$6,467,982.40	Fully Paid Stapled Securities 368,254
28-Dec-2005 to 3-Feb-2006	Cogent Nominees Pty Limited	Share disposal	-$3,111,669.53	Fully Paid Stapled Securities -176,000
22-Nov-2005 to 13-Dec-2005	Cogent Nominees Pty Limited <SMP Accounts>	Share acquisition	$6,584,839.26	Fully Paid Stapled Securities 378,058
25-Nov-2005 to 16-Jan-2006	Cogent Nominees Pty Limited <SMP Accounts>	Share disposal	-$13,244,665.18	Fully Paid Stapled Securities -761,156
05-Jan-06	DBS Global Property Sector Fund	Share disposal	-$710,473.81	Fully Paid Stapled Securities -39,100
15-Dec-05	Queensland Local Government Superannuation Board	Share disposal	-$87,556.58	Fully Paid Stapled Securities -5,000
22-Nov-2005 to 14-Dec-2005	State Authority Superannuation Scheme	Share acquisition	$3,120,897.28	Fully Paid Stapled Securities 177,478
28-Nov-05	Stichting Pensioenfolds - ABP	Share disposal	-$4,286,405.72	Fully Paid Stapled Securities -250,000
23-Dec-05	Sun Superannuation Fund	Share acquisition	$66,304.00	Fully Paid Stapled Securities 3,700
28-Dec-05	Sun Superannuation Fund	Share disposal	-$35,800.58	Fully Paid Stapled Securities -2,000
23-Dec-05	Telstra Listed Property Trust	Share acquisition	$426,496.00	Fully Paid Stapled Securities 23,800
28-Dec-05	Telstra Listed Property Trust	Share disposal	-$89,501.44	Fully Paid Stapled Securities -5,000
22-Nov-2005 to 17-Jan-2006	UniSuper Limited	Share acquisition	$3,018,687.29	Fully Paid Stapled Securities 171,653

3. Change in association

The persons who have become associates of, ceased to be associates of, or have changed the nature of their association with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and 'ACN	*Nature of association*
No Changes	

4. Addresses

The addresses of persons named in this form are as follows:

Name	*Address*
AMP Life Limited	Level 24, 33 Alfred Street, Sydney NSW 2000
AMP Capital Investors Limited	Level 22, 33 Alfred Street, Sydney NSW 2000.
Cogent Investment Operations Pty Limited	Level 6, 60 Castlereagh Street, Sydney NSW 2000
Cogent Nominees Pty Limited	Level 6, 60 Castlereagh Street, Sydney NSW 2000
DBS Global Property Sector Fund	8 Cross Street, # 27-01 PWC Building, Singapore 048424
QLD Local Government Superannuation Board	Of GPO Box 264, Brisbane QLD 4001
State Authority Superannuation Scheme	Level 14, 83 Clarence Street, Sydney NSW 2000
Stichting Pensioenfonds ABP	PO Box 10,000, 1970 CA IJmuiden, The Netherlands
Sun Superannuation Fund	271 Collins Street, Melbourne VIC 3000
UniSuper Limited	Level 28, 367 Collins Street, Melbourne VIC 3000
Telstra Listed Property Trust	Level 3, 215 Spring Street, Melbourne VIC 3000

This notice of change of interests of substantial holder (ASIC Form 605) comprises 2 page/s in total.

2 February 2006



Westfield Group
Level 24, Westfield Towers
100 William Street
Sydney NSW 2011
GPO Box 4004
Sydney NSW 2001
Australia

Telephone 02 9358 7000
Facsimile 02 9358 7077
Internet www.westfield.com

The Manager
Company Announcements Office
Australian Stock Exchange Limited
Level 4, Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam

RE: WESTFIELD GROUP (ASX:WDC)
ANNOUNCEMENT OF ESTIMATED WESTFIELD GROUP DISTRIBUTION

We are pleased to announce an estimated distribution for the Westfield Group for the six month period ended 31 December 2005.

Estimated distribution per ordinary stapled security:	55.50 cents per WDC stapled security
Estimated distribution per DRP stapled security:	36.80 cents per WDCNB stapled security
Stapled securities trade ex-distribution:	Tuesday 7 February 2006
Record Date:	Monday 13 February 2006 (5.00pm)
Payment Date:	Tuesday 28 February 2006

The announcement of the Westfield Group's results for the period ended 31 December 2005 (and lodgement of the Appendix 4E) will be made on Monday, 20 February 2006. That announcement will include exact details of the distribution rate.

The Westfield Group's Distribution Reinvestment Plan ("DRP") will operate for this distribution. The DRP price announcement will be made on Monday, 27 February 2006. The DRP participation deadline will be 5.00 pm, Monday, 13 February 2006. Confirmation of any pro-rata scale back in participation will be announced shortly after the Record Date.

The estimated distribution for the Westfield Group for the 12 months to 31 December 2005 is therefore 106.57 cents per WDC stapled security, taking into account the distribution of 51.07 cents which was paid in respect of the 6 months to 30 June 2005.

Yours faithfully
WESTFIELD GROUP

Simon Tuxen
Company Secretary

25 January 2006

Westfield

Westfield Group
Level 24, Westfield Towers
100 William Street
Sydney NSW 2011
GPO Box 4004
Sydney NSW 2001
Australia

Telephone 02 9358 7000
Facsimile 02 9358 7077
Internet www.westfield.com

The Manager
Company Announcements Office
Australian Stock Exchange Limited
Level 4, Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam

RE: WESTFIELD GROUP (ASX:WDC)
ISSUE OF STAPLED SECURITIES PURSUANT TO EXERCISE OF OPTIONS

An Appendix 3B is attached.

We advise that 401,762 ordinary stapled securities (the "New Securities") are to be issued as a consequence of the exercise of options held by Deutsche Bank AG.

The New Securities will rank for distributions from 1 January 2006 and will not participate in the distribution for the period ended 31 December 2005. The New Securities will rank equally with all other ordinary stapled securities in respect of any subsequent distribution and, in all other respects will rank equally with other 'WDC' stapled securities currently on issue.

Yours faithfully
WESTFIELD GROUP

Simon Tuxen
Company Secretary

encl

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement,
application for quotation of additional securities
and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

Westfield Group

ABN

Westfield Holdings Limited ABN 66 001 671 496
Westfield Trust ARSN 090 849 746
Westfield America Trust ARSN 092 058 449

We (the entity) give ASX the following information.

Part 1 - All issues
You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary stapled securities
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	401,762
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Not applicable

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	No. The new stapled securities, the subject of this announcement, will rank for distribution from 1 January 2006, and will not participate in the distribution for the period ended 31 December 2005. They will rank equally with all other stapled securities on issue in respect of any subsequent distribution. In all other respects, the stapled securities will rank equally with all other stapled securities on issue.
5	Issue price or consideration	$5,400,000
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	The stapled securities were issued as a consequence of the exercise of unquoted options issued to Deutsche Bank AG.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	25 January 2006

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
1,748,585,812	Ordinary stapled-securities

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	335,500	Options (Deutsche Bank)
		28,089,524	Options (Westfield America Trust)
		953,600	Options (Executive)

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	There will be no change in distribution policy

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	N/A
12	Is the issue renounceable or non-renounceable?	N/A
13	Ratio in which the +securities will be offered	N/A
14	+Class of +securities to which the offer relates	N/A
15	+Record date to determine entitlements	N/A
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	N/A
17	Policy for deciding entitlements in relation to fractions	N/A
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	N/A
19	Closing date for receipt of acceptances or renunciations	N/A

+ See chapter 19 for defined terms.

20	Names of any underwriters	N/A
21	Amount of any underwriting fee or commission	N/A
22	Names of any brokers to the issue	N/A
23	Fee or commission payable to the broker to the issue	N/A
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A
25	If the issue is contingent on +security holders' approval, the date of the meeting	N/A
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A
28	Date rights trading will begin (if applicable)	N/A
29	Date rights trading will end (if applicable)	N/A
30	How do +security holders sell their entitlements *in full* through a broker?	N/A
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	N/A

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A
33	+Despatch date	N/A

Part 3 - Quotation of securities
You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☑ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	N/A
39	Class of +securities for which quotation is sought	N/A
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	N/A
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	N/A

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class
N/A	

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: (Company secretary) Date: 25 January 2006

Print name: Simon Julian Tuxen

== == == == ==

+ See chapter 19 for defined terms.

Australian Securities & Investments Commission

BN 8903876

Express Post 23/12/2005

Form 484
Corporations Act 2001

Change to company details

Sections A, B or C may be lodged independently with this signed cover page to notify ASIC of:

A1 Change of address
A2 Change of name - officeholders or members
A3 Change - ultimate holding company

B1 Cease company officeholder
B2 Appoint company officeholder
B3 Special purpose company

C1 Cancellation of shares
C2 Issue of shares
C3 Change to share structure
C4 Changes to the register of members

If there is insufficient space in any section of the form, you may photocopy the relevant page(s) and submit as part of this lodgement

Company details

Refer to guide for information about corporate key

Company name
Westfield Holdings Limited

ACN/ABN
66 001 671 496

Corporate key
09623128

Lodgement details

Who should ASIC contact if there is a query about this form?

Name
Graeme Blackett

ASIC registered agent number (if applicable)
16234

Telephone number
02 9358 7967

Postal address
GPO Box 4004
Sydney NSW 2001

Total number of pages including this cover sheet

Please provide an estimate of the time taken to complete this form.
hrs mins

Signature

This form must be signed by a current officeholder of the company.

I certify that the information in this cover sheet and the attached sections of this form are true and complete.

Name
Simon Julian Tuxen

Capacity
[ ] Director
[X] Company secretary

Signature

Date signed
22/12/05
[D D] [M M] [Y Y]

Lodgement

Send completed and signed forms to:
Australian Securities and Investments Commission,
PO Box 4000, Gippsland Mail Centre VIC 3841.

Or lodge the form electronically by visiting the ASIC website www.asic.gov.au

For help or more information
Telephone 03 5177 3988
Email info.enquiries@asic.gov.au
Web www.asic.gov.au

Section C **completion guide**

Standard share codes
Refer to the following table for the share class codes for sections C1, C2, C3 and C4

Share class code	Full title	Share class code	Full title
A	A	PRF	preference
B	B ...etc	CUMP	cumulative preference
EMP	employee's	NCP	non-cumulative preference
FOU	founder's	REDP	redeemable preference
LG	life governor's	NRP	non-redeemable preference
MAN	management	CRP	cumulative redeemable preference
ORD	ordinary	NCRP	non-cumulative redeemable preference
RED	redeemable	PARP	participative preference
SPE	special		

If you are using the standard share class codes you do not need to provide the full title for the shares, just the share class code.

If you are not using the standard share class code, enter a code of no more than 4 letters and then show the full title.

Sections to complete
Use the table below to identify the sections of this form to complete (please indicate the sections that have been completed). Completion of this table is optional.

	C1 - Cancellation of shares	C2 - Issue of shares	C3 - Change to share structure table	C4 - Change to members register
Issue of shares				
☐ Proprietary company	Not required	✓	✓	✓
Public company				
☐ if in response to the Annual company statement	Not required	✓	✓	✓
☒ if not in response to the Annual company statement	Not required	✓	Not required	Not required
Cancellation of shares				
☐ Proprietary company	✓	Not required	✓	✓
Public company				
☐ if in response to the Annual company statement	✓	Not required	✓	✓
☐ if not in response to the Annual company statement	✓	Not required	Not required	Not required
Transfer of shares				
☐ Proprietary company	Not required	Not required	Not required	✓
Public company				
☐ if in response to the Annual company statement	Not required	Not required	Not required	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required
Changes to amounts paid				
☐ Proprietary company	Not required	Not required	✓	✓
Public company				
☐ if in response to the Annual company statement	Not required	Not required	✓	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required
Changes to beneficial ownership				
☐ Proprietary company	Not required	Not required	Not required	✓
Public company				
☐ if in response to the Annual company statement	Not required	Not required	Not required	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required

To notify ASIC about a division or conversion of a class of shares, you must lodge a form 211 within 28 days of the change occurring.

To notify ASIC about a conversion of shares into larger or smaller numbers, you must lodge a form 2205B within 28 days of the change occurring.

C1 Cancellation of shares

Reason for cancellation
Please indicate the reason that shares have been cancelled (select one or more boxes)

Redeemable preference shares — **S.254J**

- ☐ Redeemed out of profits
- ☐ Redeemed out of proceeds of a fresh issue of shares

Capital reduction — **S.256A – S.256E**

- ☐ Single shareholder company
- ☐ Multiple shareholder company. A Form 2560 must be lodged before a capital reduction takes place

Share buy-back. — **ss.257H(3)**

- ☐ Minimum holding buy-back by listed company
- ☐ Other buy-back type. A form 280 or 281 must be lodged at least 14 days, and no more than 1 year before the share buy-back can take place

☐ Forfeited shares — **S.258D**

Shares returned to a public company — **ss.258E(2) & (3)**

- ☐ Under section 651C, 724(2), 737 or 738
- ☐ Under section 1325A (court order)

☐ Other

Description

Give section reference

Details of cancelled shares

List the details of shares cancelled in the following table

Share class code	Number of shares cancelled	Amount paid (cash or otherwise)

Earliest date of change
Please indicate the earliest date that any of the above changes occurred.

☐☐/☐☐/☐☐
[D D] [M M] [Y Y]

C2 Issue of shares

List details of new share issues in the following table.

Share class code	Number of shares issued	Amount paid per share	Amount unpaid per share
ORD	498,966	$4.61	nil
ORD	417,572	$4.63	nil

Earliest date of change

Please indicate the earliest date that any of the above changes occurred.

12/12/05

[D D] [M M] [Y Y]

If shares were issued for other than cash, were some or all of the shares issued under a written contract?

☐ **Yes**

if yes, proprietary companies must also lodge a Form 207Z certifying that all stamp duties have been paid. Public companies must also lodge a Form 207Z and either a Form 208 or a copy of the contract.

☐ **No**

if no, proprietary companies are not required to provide any further documents with this form. Public companies must also lodge a Form 208.

C3 Change to share structure

Where a change to the share structure table has occurred (eg. as a result of the issue or cancellation of shares), please show the updated details for the share classes affected. Details of share classes not affected by the change are not required here.

Share class code	Full title if not standard	Total number of shares (current after changes)	Total amount paid on these shares	Total amount unpaid on these shares

Earliest date of change

Please indicate the earliest date that any of the above changes occurred

[D D] [M M] [Y Y]

☐☐/☐☐/☐☐

Lodgement details

Is this document being lodged to update the Annual Company Statement that was sent to you?

☐ Yes

☒ No

C4 Changes to the register of members

Use this section to notify changes to the register of members for your company (changes to the shareholdings of members):

- If there are 20 members or less in a share class, all changes need to be notified
- If there are more than 20 members in a share class, only changes to the top twenty need be notified (s178B)
- If shares are jointly owned, you must also provide names and addresses of all joint owners on a separate sheet (annexure), clearly indicating the share class and with whom the shares are jointly owned

The changes apply to
Please indicate the name and address of the member whose shareholding has changed

☐ Family name

Given names

OR

☐ Company name

ACN/ARBN/ ABN

Office, unit, level, or PO Box number

Street number and Street name

Suburb/City

State/Territory

Postcode

Country (if not Australia)

Earliest date of change
Please indicate the earliest date that any of the following changes occurred.

Date of change

[D D] / [M M] / [Y Y]

The changes are

Share class code	Shares increased by . . . (number)	Shares decreased by . . . (number)	Total number now held	*Total $ paid on these shares	*Total $ unpaid on these shares	Fully paid (y/n)	Beneficially held (y/n)	Top 20 member (y/n)

* Public companies are not required to provide these details

Date of entry of member's name in register
(New members only)

Date of entry

[D D] / [M M] / [Y Y]

C4 Continued... **Further changes to the register of members**

Use this section to notify changes to the register of members for your company (changes to the shareholdings of members):

- If there are 20 members or less in a share class, all changes need to be notified
- If there are more than 20 members in a share class, only changes to the top twenty need be notified (s178B)
- If shares are jointly owned, you must also provide names and addresses of all joint owners on a separate sheet (annexure), clearly indicating the share class and with whom the shares are jointly owned

The changes apply to
Please indicate the name and address of the member whose shareholding has changed

☐ Family name ______ Given names ______

OR

☐ Company name ______

ACN/ARBN/ ABN ______

Office, unit, level, or PO Box number ______

Street number and Street name ______

Suburb/City ______ State/Territory ______

Postcode ______ Country (if not Australia) ______

Earliest date of change
Please indicate the earliest date that any of the following changes occurred.

Date of change
☐☐/☐☐/☐☐
[D D] [M M] [Y Y]

The changes are

Share class code	Shares increased by . . . (number)	Shares decreased by . . . (number)	Total number now held	*Total $ paid on these shares	*Total $ unpaid on these shares	Fully paid (y/n)	Beneficially held (y/n)	Top 20 member (y/n)

* Public companies are not required to provide these details

Date of entry of member's name in register
(New members only)

Date of entry
☐☐/☐☐/☐☐
[D D] [M M] [Y Y]

Australian Securities & Investments Commission

SENDER TO KEEP
BN8903876
Express Post 23/12/2005

RECEIVED
2005 SEP 18 A 11:40
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Form 484
Corporations Act 2001

Change to company details

Sections A, B or C may be lodged independently with this signed cover page to notify ASIC of:

A1 Change of Address
A2 Change of name - office holders or members
A3 Change - ultimate holding company

B1 Cease company officeholder
B2 Appoint company officeholder
B3 Special purpose company

C1 Cancellation of shares
C2 Issue of shares
C3 Change to share structure table
C4 Changes to register of members

If there is insufficient space in any section of the form, you may photocopy the relevant page(s) and submit as part of this lodgement

Company Details

Company Name
Westfield Holdings Limited

Refer to guide for information about corporate key

ACN/ABN
001 671 496

Corporate key
~~95793579~~ 09623128

Lodgement details

Who should ASIC contact if there is a query about this form?

Name
Westfield Limited

ASIC registered agent number (if applicable)
16234

Telephone number
02 9358 7967

Postal address
GPO Box 4004
Sydney NSW 2001

Total number of pages including this cover sheet

Please provide an estimate of the time taken to complete this form.
hrs mins

Signature

This form must be signed by a current officeholder of the company

I certify that the information in this cover sheet and the attached sections of this form are true and complete

Name
Simon Julian Tuxen

Capacity
☐ Director
☒ Company Secretary

Signature

Date signed
1 9 / 1 2 / 0 5
[D D] [M M] [Y Y]

Lodgement

Send completed and signed forms to:
Australian Securities and Investments Commission
PO Box 4000, Gippsland Mail Centre VIC 3841.

Or lodge the form electronically by visiting the ASIC website
www.asic.gov.au

For help or more information
Telephone 03 5177 3988
EMail info.enquiries@asic.gov.au
Web www.asic.gov.au

A1 Change of Address

This section allows a new address to be applied to one or more purposes (eg registered office, principal place of business, company officeholder or member). You must copy and attach another Section A1 for each new address.

New address
A PO Box is only allowed for a member address

At the office of, C/- (if applicable)

Office, unit, level, or PO Box number (A PO Box is only allowed for a member address)

Street number and Street name: 12 Stanley Avenue

Suburb/City: Mosman

State/Territory: NSW

Postcode: 2088

Country (if not Australia)

Date of Change
For members' address changes, use the change to the members' register.

Date of change: 19 / 12 / 05
[D D] [M M] [Y Y]

Apply address to
You can apply the new address or more of the following - registered office, principal place of business, etc.

Registered office address
A change to the registered office after lodgement of the notice or a later date specificed in the notice.

☐ **Registered office address**

If registered office changed, does the company occupy the premises?

☐ Yes
☐ No

If no, name of occupier

☐ Occupier's consent (Select box to indicate the statement below is correct)
The occupier of the premises has consented in writing to the use of the specified address as the address of the registered office of the company and has not withdrawn that consent.

☐ **Principal place of business address**

☒ **Company officeholder's residential address**

1 Family name: Allen Given names: Peter Kenneth

Date of Birth: 11 / 07 / 61
[D D] [M M] [Y Y]

Place of birth (town/city): Melbourne (state/country): Vic

☐ **Member's address**

If there are more than 20 members in a share class, only address changes for the top 20 need be notified.

1 Family name Given names

When a member is a company, not a person

2 Company name (only if a member)

ACN/ARBN/ABN

23 December 2005

Westfield

Westfield Group
Level 24, Westfield Towers
100 William Street
Sydney NSW 2011
GPO Box 4004
Sydney NSW 2001
Australia
Telephone 02 9358 7000
Facsimile 02 9358 7077
Internet www.westfield.com

The Manager
Company Announcements Office
Australian Stock Exchange Limited
Level 4, Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam

RE: WESTFIELD GROUP (ASX:WDC)
ISSUE OF STAPLED SECURITIES PURSUANT TO EXERCISE OF OPTIONS

Please be advised that 3,944 ordinary stapled securities (the "New Securities") have been issued as a consequence of the exercise of executive options.

The New Securities will rank for distributions from 1 July 2005 and will rank equally with other stapled securities currently on issue.

Yours faithfully
WESTFIELD GROUP

Simon Tuxen
Company Secretary

encl

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

Westfield Group

ABN

Westfield Holdings Limited ABN 66 001 671 496
Westfield Trust ARSN 090 849 746
Westfield America Trust ARSN 092 058 449

We (the entity) give ASX the following information.

Part 1 - All issues
You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary stapled securities
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	3,944
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Not applicable

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	Nil
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	The stapled securities were issued as a consequence of the exercise of unquoted executive options issued under the Westfield Executive Option Plan.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	23 December 2005

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
1,748,184,050	Ordinary stapled-securities

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	340,900	Options (Deutsche Bank)
		28,089,524	Options (Westfield America Trust)
		953,600	Options (Executive)

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	There will be no change in distribution policy

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	N/A
12	Is the issue renounceable or non-renounceable?	N/A
13	Ratio in which the +securities will be offered	N/A
14	+Class of +securities to which the offer relates	N/A
15	+Record date to determine entitlements	N/A
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	N/A
17	Policy for deciding entitlements in relation to fractions	N/A
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	N/A
19	Closing date for receipt of acceptances or renunciations	N/A

+ See chapter 19 for defined terms.

20	Names of any underwriters	N/A
21	Amount of any underwriting fee or commission	N/A
22	Names of any brokers to the issue	N/A
23	Fee or commission payable to the broker to the issue	N/A
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A
25	If the issue is contingent on +security holders' approval, the date of the meeting	N/A
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A
28	Date rights trading will begin (if applicable)	N/A
29	Date rights trading will end (if applicable)	N/A
30	How do +security holders sell their entitlements *in full* through a broker?	N/A
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	N/A

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A
33	+Despatch date	N/A

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☑ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	N/A
39	Class of +securities for which quotation is sought	N/A
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	N/A
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	N/A

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)	N/A	

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty
- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: (Company secretary) Date: 23 December 2005

Print name: Simon Julian Tuxen

== == == == ==

+ See chapter 19 for defined terms.

22 December 2005

Westfield

Westfield Group

Level 24, Westfield Towers
100 William Street
Sydney NSW 2011
GPO Box 4004
Sydney NSW 2001
Australia

Telephone 02 9358 7000
Facsimile 02 9358 7077
Internet www.westfield.com

The Manager
Company Announcements Office
Australian Stock Exchange Limited
Level 4, Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam

WESTFIELD GROUP (ASX:WDC)
NOTICE UNDER ASX LISTING RULE 3.19A

We enclose Appendix 3Y notices, as required to be provided under Listing Rule 3.19A for each of the following directors of the Westfield Group companies: FP Lowy, DH Lowy, PS Lowy and SM Lowy.

The notices are in respect of a recent sale of 34,500 stapled securities in Westfield Group by Westfield C Fund Pty Limited, as trustee of the Westfield Superannuation C Fund.

The Lowy family directors had a relevant interest in the Westfield Group stapled securities sold by Westfield C Fund Pty Limited. Please note that the Lowy family directors have not disposed of any stapled securities.

Yours faithfully
WESTFIELD GROUP

Simon Tuxen
Company Secretary

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Westfield Group
ABN	Westfield Holdings Limited ABN 66 001 671 496 Westfield Trust ARSN 090 849 746 Westfield America Trust ARSN 092 058 449

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Frank P Lowy
Date of last notice	13 December 2005

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Mr Lowy's notifiable interest includes Westfield Group stapled securities held by Westfield C Fund Pty Limited (as trustee of Westfield Superannuation C Fund)
Date of change	20 December 2005
No. of securities held prior to change	166,875,851
Class	Ordinary stapled securities
Number acquired	-
Number disposed	34,500
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$604,840.20
No. of securities held after change	166,841,351

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On market sale of securities by Westfield C Fund Pty Limited.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Westfield Group
ABN	Westfield Holdings Limited ABN 66 001 671 496 Westfield Trust ARSN 090 849 746 Westfield America Trust ARSN 092 058 449

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	David Hillel Lowy
Date of last notice	13 December 2005

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Mr Lowy's notifiable interest includes Westfield Group stapled securities held by Westfield C Fund Pty Limited (as trustee of Westfield Superannuation C Fund)
Date of change	20 December 2005
No. of securities held prior to change	166,875,851
Class	Ordinary stapled securities
Number acquired	-
Number disposed	34,500
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$604,840.20
No. of securities held after change	166,841,351

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On market sale of securities by Westfield C Fund Pty Limited.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Westfield Group
ABN	Westfield Holdings Limited ABN 66 001 671 496 Westfield Trust ARSN 090 849 746 Westfield America Trust ARSN 092 058 449

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Peter Simon Lowy
Date of last notice	13 December 2005

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Mr Lowy's notifiable interest includes Westfield Group stapled securities held by Westfield C Fund Pty Limited (as trustee of Westfield Superannuation C Fund)
Date of change	20 December 2005
No. of securities held prior to change	166,875,851
Class	Ordinary stapled securities
Number acquired	-
Number disposed	34,500
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$604,840.20
No. of securities held after change	166,841,351

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On market sale of securities by Westfield C Fund Pty Limited.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**Westfield Group**
ABN	**Westfield Holdings Limited ABN 66 001 671 496** **Westfield Trust ARSN 090 849 746** **Westfield America Trust ARSN 092 058 449**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Steven Mark Lowy
Date of last notice	13 December 2005

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Mr Lowy's notifiable interest includes Westfield Group stapled securities held by Westfield C Fund Pty Limited (as trustee of Westfield Superannuation C Fund)
Date of change	20 December 2005
No. of securities held prior to change	166,875,851
Class	Ordinary stapled securities
Number acquired	-
Number disposed	34,500
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$604,840.20
No. of securities held after change	166,841,351

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On market sale of securities by Westfield C Fund Pty Limited.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

+ See chapter 19 for defined terms.


AUSTRALIAN SECURITIES
& INVESTMENTS COMMISSION
021681156

05 / 1203

#26808/05

Australian Securities and Investments Commission
Corporations Act 2001 –Paragraph 601QA(1)(b) – Declaration

5 / 22

1. Under paragraph 601QA(1)(b) of the *Corporations Act 2001* (the ***Act***) the Australian Securities and Investments Commission (***ASIC***) declares that Chapter 5C applies to Westfield America Management Limited ACN 072 780 619 (***WAML***) in its capacity as the responsible entity of Westfield America Trust ARSN 092 058 449 (***WAT***) in the case set out in Schedule A as if section 601GAA as notionally inserted into Chapter 5C by ASIC Class Order [CO 05/26] was varied or modified as follows:

   (a) by omitting paragraph 601GAA(4)(b) and substituting:

      "(b) the responsible entity offers the interests to each registered holder of interests in that class except those foreign members (if any) it has excluded under subsection (12);"

   (b) by omitting paragraph 601GAA(10)(a) and substituting:

      "(a) registered holder means, subject to paragraphs (b) and (c), a person recorded in the register of members of a scheme as a member of that scheme who holds eligible interests; and"

2. Under paragraph 601QA(1)(b) of the Act ASIC declares that Chapter 5C applies to the persons mentioned in Schedule B in the case set out in Schedule C as if section 601GAA as notionally inserted into Chapter 5C by ASIC Class Order [CO 05/26] was varied or modified as follows:

   (a) by omitting subsection 601GAA(3) and substituting:

      "(3) The responsible entity may set the issue price of interests where all of the following apply:

         (a) the responsible entity offers the interests:

            (i) to persons who are members of the scheme and who hold eligible interests, except for those foreign members (if any) it has excluded under subsection (11); and

            (ii) on a date not more than 20 business days before the date of the offer; and

            (iii) in proportion to the value of each member's eligible interests in the scheme at that date (subject to paragraph (e), interests offered to, but not acquired by, members may be issued to other persons);

         (b) the price of all the interests offered is the same;

         (c) the amount by which the price of an interest and the exercise price of an option is less than the amount that would otherwise apply under the constitution does not exceed a relevant maximum percentage specified in the constitution;

05 / 1203

(d) the responsible entity offers the interests to the members who hold eligible interests at substantially the same time;

(e) the responsible entity only issues interests to its associates as members of the scheme."

(b) inserting in paragraph 601GAA(13) after the definition of ***ASX***:

"***eligible interest*** means an interest in the scheme which is a component part of a stapled security."

SCHEDULE A

Where all of the following apply:

(a) offers of interests in WAT, as component parts of Westfield stapled securities, are made in accordance with subsection 601GAA(4), as notionally inserted into the Act by ASIC Class Order [CO 05/26] and as modified by this instrument;

(b) Westfield Holdings Limited ACN 001 671 496 (***WHL***) and subsidiaries of WHL (collectively, ***crossholders***) hold interests in WAT which are not component parts of Westfield stapled securities;

(c) WAML does not offer interests in WAT to the crossholders;

(d) the crossholders unanimously consent in writing to the security purchase plan;

(e) WAML retains copies of the consents it obtains from the crossholders for 7 years; and

(f) ASIC receives confirmation that the crossholders' consent was obtained correctly.

SCHEDULE B

1. Westfield Management Ltd ACN 001 670 579 (***WML***) in its capacity as the responsible entity of Westfield Trust ARSN 090 849 746 (***WT***); and

2. WAML in its capacity as the responsible entity of WAT.

SCHEDULE C

Where all of the following apply:

(a) interests in WAT and interests in WT are offered in accordance with subsection 601GAA(3) as notionally inserted into the Act by this instrument;

(b) WAML does not offer interests in WAT to crossholders;

(c) the crossholders unanimously consent in writing to the offer;

05 / 1203

(d) WAML retains copies of the consents it obtains from the crossholders for 7 years;

(f) ASIC receives confirmation that the crossholders' consent was obtained correctly;

(g) WAML only offers interests in WAT to members who hold eligible interests; and

(h) WML only offers interests in WT to members who hold eligible interests.

Interpretation

For the purposes of this instrument:

eligible interest means an interest in WT or WAT that is a component part of a Westfield stapled security.

Westfield stapled security means an interest in WAT, an interest in WT and a share in WHL which, under the terms on which each is to be traded, must be transferred together.

Dated this 22nd day of November 2005

Signed by Tien Quach
as a delegate of the Australian Securities and Investments Commission

22 December 2005

Westfield

Westfield Group
Level 24, Westfield Towers
100 William Street
Sydney NSW 2011
GPO Box 4004
Sydney NSW 2001
Australia

Telephone 02 9358 7000
Facsimile 02 9358 7077
Internet www.westfield.com

The Manager
Company Announcements Office
Australian Stock Exchange Limited
Level 4, Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam

RE: WESTFIELD GROUP (ASX:WDC)
ISSUE OF STAPLED SECURITIES PURSUANT TO EXERCISE OF OPTIONS

Please be advised that 417,572 ordinary stapled securities (the "New Securities") have been issued as a consequence of the exercise of options held by Deutsche Bank AG.

The New Securities will rank for distributions from 1 July 2005 and will rank equally with other stapled securities currently on issue.

Yours faithfully
WESTFIELD GROUP

Simon Tuxen
Company Secretary

encl

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

**New issue announcement,
application for quotation of additional securities
and agreement**

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

Westfield Group

ABN

Westfield Holdings Limited ABN 66 001 671 496
Westfield Trust ARSN 090 849 746
Westfield America Trust ARSN 092 058 449

We (the entity) give ASX the following information.

Part 1 - All issues
You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary stapled securities
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	417,572
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Not applicable

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	$5,800,000
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	The stapled securities were issued as a consequence of the exercise of unquoted options issued to Deutsche Bank AG.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	22 December 2005

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
1,748,180,106	Ordinary stapled-securities

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	340,900 28,089,524 973,600	Options (Deutsche Bank) Options (Westfield America Trust) Options (Executive)

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	There will be no change in distribution policy

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	N/A
12	Is the issue renounceable or non-renounceable?	N/A
13	Ratio in which the +securities will be offered	N/A
14	+Class of +securities to which the offer relates	N/A
15	+Record date to determine entitlements	N/A
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	N/A
17	Policy for deciding entitlements in relation to fractions	N/A
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	N/A
19	Closing date for receipt of acceptances or renunciations	N/A

+ See chapter 19 for defined terms.

20	Names of any underwriters	N/A
21	Amount of any underwriting fee or commission	N/A
22	Names of any brokers to the issue	N/A
23	Fee or commission payable to the broker to the issue	N/A
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A
25	If the issue is contingent on +security holders' approval, the date of the meeting	N/A
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A
28	Date rights trading will begin (if applicable)	N/A
29	Date rights trading will end (if applicable)	N/A
30	How do +security holders sell their entitlements *in full* through a broker?	N/A
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	N/A

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A
33	+Despatch date	N/A

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☑ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	N/A
39	Class of +securities for which quotation is sought	N/A
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	N/A
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	N/A

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)	N/A	

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty
- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: (Company secretary) Date: 22 December 2005

Print name: Simon Julian Tuxen

== == == == ==

+ See chapter 19 for defined terms.

19 December 2005



Westfield Group
Level 24, Westfield Towers
100 William Street
Sydney NSW 2011
GPO Box 4004
Sydney NSW 2001
Australia
Telephone 02 9358 7000
Facsimile 02 9358 7077
Internet www.westfield.com

The Manager
Company Announcements Office
Australian Stock Exchange Limited
Level 4, Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam

WESTFIELD GROUP (ASX:WDC)
NOTICE UNDER ASX LISTING RULE 3.19A

We enclose Appendix 3Y notices, as required to be provided under Listing Rule 3.19A for each of the following directors of the Westfield Group companies: FP Lowy, DH Lowy, PS Lowy and SM Lowy.

The notices are in respect of a recent on-market sale of 1,100,000 stapled securities in Westfield Group by Westfield C Fund Pty Limited, as trustee of the Westfield Superannuation C Fund. The acquirer of these securities was Cordera Holdings Pty Limited, a company associated with the Lowy family.

The Lowy family directors have a relevant interest in the Westfield Group stapled securities sold by Westfield C Fund Pty Limited to Cordera Holdings Pty Limited. The net relevant interest of the Lowy family directors in Westfield Group stapled securities remains unchanged as a result of this transaction.

Yours faithfully
WESTFIELD GROUP

Simon Tuxen
Company Secretary

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Westfield Group
ABN	Westfield Holdings Limited ABN 66 001 671 496 Westfield Trust ARSN 090 849 746 Westfield America Trust ARSN 092 058 449

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Frank P Lowy
Date of last notice	31/08/2005

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Mr Lowy's notifiable interest includes Westfield Group stapled securities held by Westfield C Fund Pty Limited (as trustee of Westfield Superannuation C Fund) and Cordera Holdings Pty Limited (a company associated with the Lowy family).
Date of change	13 December 2005
No. of securities held prior to change	166,875,851
Class	Ordinary stapled securities
Number acquired	1,100,000 (Cordera Holdings Pty Ltd)
Number disposed	1,100,000 (Westfield C Fund Pty Ltd)
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	152,273 @ $16.99 per WDCNB security 947,727 @ $17.15 per WDC security
No. of securities held after change	166,875,851

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On market sale of securities by Westfield C Fund Pty Limited. These securities were acquired by Cordera Holdings Pty Limited.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Westfield Group
ABN	Westfield Holdings Limited ABN 66 001 671 496 Westfield Trust ARSN 090 849 746 Westfield America Trust ARSN 092 058 449

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	David Hillel Lowy
Date of last notice	31/08/2005

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Mr Lowy's notifiable interest includes Westfield Group stapled securities held by Westfield C Fund Pty Limited (as trustee of Westfield Superannuation C Fund) and Cordera Holdings Pty Limited (a company associated with the Lowy family).
Date of change	13 December 2005
No. of securities held prior to change	166,875,851
Class	Ordinary stapled securities
Number acquired	1,100,000 (Cordera Holdings Pty Ltd)
Number disposed	1,100,000 (Westfield C Fund Pty Ltd)
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	152,273 @ $16.99 per WDCNB security 947,727 @ $17.15 per WDC security
No. of securities held after change	166,875,851

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On market sale of securities by Westfield C Fund Pty Limited. These securities were acquired by Cordera Holdings Pty Limited.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Westfield Group
ABN	Westfield Holdings Limited ABN 66 001 671 496 Westfield Trust ARSN 090 849 746 Westfield America Trust ARSN 092 058 449

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Peter Simon Lowy
Date of last notice	31/08/2005

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Mr Lowy's notifiable interest includes Westfield Group stapled securities held by Westfield C Fund Pty Limited (as trustee of Westfield Superannuation C Fund) and Cordera Holdings Pty Limited (a company associated with the Lowy family).
Date of change	13 December 2005
No. of securities held prior to change	166,875,851
Class	Ordinary stapled securities
Number acquired	1,100,000 (Cordera Holdings Pty Ltd)
Number disposed	1,100,000 (Westfield C Fund Pty Ltd)
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	152,273 @ $16.99 per WDCNB security 947,727 @ $17.15 per WDC security
No. of securities held after change	166,875,851

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On market sale of securities by Westfield C Fund Pty Limited. These securities were acquired by Cordera Holdings Pty Limited.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Westfield Group
ABN	Westfield Holdings Limited ABN 66 001 671 496 Westfield Trust ARSN 090 849 746 Westfield America Trust ARSN 092 058 449

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Steven Mark Lowy
Date of last notice	31/08/2005

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Mr Lowy's notifiable interest includes Westfield Group stapled securities held by Westfield C Fund Pty Limited (as trustee of Westfield Superannuation C Fund) and Cordera Holdings Pty Limited (a company associated with the Lowy family).
Date of change	13 December 2005
No. of securities held prior to change	166,875,851
Class	Ordinary stapled securities
Number acquired	1,100,000 (Cordera Holdings Pty Ltd)
Number disposed	1,100,000 (Westfield C Fund Pty Ltd)
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	152,273 @ $16.99 per WDCNB security 947,727 @ $17.15 per WDC security
No. of securities held after change	166,875,851

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On market sale of securities by Westfield C Fund Pty Limited. These securities were acquired by Cordera Holdings Pty Limited.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

+ See chapter 19 for defined terms.

12 December 2005

Westfield

Westfield Group
Level 24, Westfield Towers
100 William Street
Sydney NSW 2011
GPO Box 4004
Sydney NSW 2001
Australia

Telephone 02 9358 7000
Facsimile 02 9358 7077
Internet www.westfield.com

The Manager
Company Announcements Office
Australian Stock Exchange Limited
Level 4, Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam

RE: WESTFIELD GROUP (ASX:WDC)
ISSUE OF STAPLED SECURITIES PURSUANT TO EXERCISE OF OPTIONS

Please be advised that 498,966 ordinary stapled securities (the "New Securities") have been issued as a consequence of the exercise of options held by Deutsche Bank AG.

The New Securities will rank for distributions from 1 July 2005 and will rank equally with other stapled securities currently on issue.

Yours faithfully
WESTFIELD GROUP

Simon Tuxen
Company Secretary

encl

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

**New issue announcement,
application for quotation of additional securities
and agreement**

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

Westfield Group

ABN

Westfield Holdings Limited ABN 66 001 671 496
Westfield Trust ARSN 090 849 746
Westfield America Trust ARSN 092 058 449

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary stapled securities
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	498,966
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Not applicable

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	$6,900,000
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	The stapled securities were issued as a consequence of the exercise of unquoted options issued to Deutsche Bank AG.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	12 December 2005

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	1,747,762,534	Ordinary stapled-securities

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	346,700	Options (Deutsche Bank)
		28,089,524	Options (Westfield America Trust)
		973,600	Options (Executive)

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	There will be no change in distribution policy

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	N/A
12	Is the issue renounceable or non-renounceable?	N/A
13	Ratio in which the +securities will be offered	N/A
14	+Class of +securities to which the offer relates	N/A
15	+Record date to determine entitlements	N/A
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	N/A
17	Policy for deciding entitlements in relation to fractions	N/A
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	N/A
19	Closing date for receipt of acceptances or renunciations	N/A

+ See chapter 19 for defined terms.

20	Names of any underwriters	N/A
21	Amount of any underwriting fee or commission	N/A
22	Names of any brokers to the issue	N/A
23	Fee or commission payable to the broker to the issue	N/A
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A
25	If the issue is contingent on +security holders' approval, the date of the meeting	N/A
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A
28	Date rights trading will begin (if applicable)	N/A
29	Date rights trading will end (if applicable)	N/A
30	How do +security holders sell their entitlements *in full* through a broker?	N/A
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	N/A

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A
33	+Despatch date	N/A

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☑ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	N/A
39	Class of +securities for which quotation is sought	N/A
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	N/A
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	N/A

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)	N/A	

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: (Company secretary) Date: 12 December 2005

Print name: Simon Julian Tuxen

== == == == ==

+ See chapter 19 for defined terms.

Australian Securities & Investments Commission

Sent Express Post
9/12/2005

Form 484
Corporations Act 2001

Change to company details

Sections A, B or C may be lodged independently with this signed cover page to notify ASIC of:

A1 Change of address
A2 Change of name - officeholders or members
A3 Change - ultimate holding company

B1 Cease company officeholder
B2 Appoint company officeholder
B3 Special purpose company

C1 Cancellation of shares
C2 Issue of shares
C3 Change to share structure
C4 Changes to the register of members

If there is insufficient space in any section of the form, you may photocopy the relevant page(s) and submit as part of this lodgement

Company details

Refer to guide for information about corporate key

Company name
Westfield Holdings Limited

ACN/ABN
66 001 671 496

Corporate key
09623128

Lodgement details

Who should ASIC contact if there is a query about this form?

Name
Graeme Blackett

ASIC registered agent number (if applicable)
16234

Telephone number
02 9358 7967

Postal address
GPO Box 4004
Sydney NSW 2001

Total number of pages including this cover sheet

Please provide an estimate of the time taken to complete this form.
hrs mins

Signature

This form must be signed by a current officeholder of the company.

I certify that the information in this cover sheet and the attached sections of this form are true and complete.

Name
Simon Julian Tuxen

Capacity
[ ] Director
[X] Company secretary

Signature

Date signed
09/12/05
[D D] [M M] [Y Y]

Lodgement

Send completed and signed forms to:
Australian Securities and Investments Commission,
PO Box 4000, Gippsland Mail Centre VIC 3841.

Or lodge the form electronically by visiting the ASIC website
www.asic.gov.au

For help or more information
Telephone 03 5177 3988
Email info.enquiries@asic.gov.au
Web www.asic.gov.au

Section C completion guide

Standard share codes
Refer to the following table for the share class codes for sections C1, C2, C3 and C4

Share class code	Full title	Share class code	Full title
A	A	PRF	preference
B	B ...etc	CUMP	cumulative preference
EMP	employee's	NCP	non-cumulative preference
FOU	founder's	REDP	redeemable preference
LG	life governor's	NRP	non-redeemable preference
MAN	management	CRP	cumulative redeemable preference
ORD	ordinary	NCRP	non-cumulative redeemable preference
RED	redeemable	PARP	participative preference
SPE	special		

If you are using the standard share class codes you do not need to provide the full title for the shares, just the share class code.

If you are not using the standard share class code, enter a code of no more than 4 letters and then show the full title.

Sections to complete
Use the table below to identify the sections of this form to complete (please indicate the sections that have been completed). Completion of this table is optional.

	C1 - Cancellation of shares	C2 - Issue of shares	C3 - Change to share structure table	C4 - Change to members register
Issue of shares				
☐ Proprietary company	Not required	✓	✓	✓
Public company				
☐ if in response to the Annual company statement	Not required	✓	✓	✓
☒ if not in response to the Annual company statement	Not required	✓	Not required	Not required
Cancellation of shares				
☐ Proprietary company	✓	Not required	✓	✓
Public company				
☐ if in response to the Annual company statement	✓	Not required	✓	✓
☐ if not in response to the Annual company statement	✓	Not required	Not required	Not required
Transfer of shares				
☐ Proprietary company	Not required	Not required	Not required	✓
Public company				
☐ if in response to the Annual company statement	Not required	Not required	Not required	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required
Changes to amounts paid				
☐ Proprietary company	Not required	Not required	✓	✓
Public company				
☐ if in response to the Annual company statement	Not required	Not required	✓	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required
Changes to beneficial ownership				
☐ Proprietary company	Not required	Not required	Not required	✓
Public company				
☐ if in response to the Annual company statement	Not required	Not required	Not required	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required

To notify ASIC about a division or conversion of a class of shares, you must lodge a form 211 within 28 days of the change occurring.

To notify ASIC about a conversion of shares into larger or smaller numbers, you must lodge a form 2205B within 28 days of the change occurring.

C1 Cancellation of shares

Reason for cancellation
Please indicate the reason that shares have been cancelled (select one or more boxes)

Redeemable preference shares — **S.254J**

- ☐ Redeemed out of profits
- ☐ Redeemed out of proceeds of a fresh issue of shares

Capital reduction — **S.256A - S.256E**

- ☐ Single shareholder company
- ☐ Multiple shareholder company. A Form 2560 must be lodged before a capital reduction takes place

Share buy-back. — **ss.257H(3)**

- ☐ Minimum holding buy-back by listed company
- ☐ Other buy-back type. A form 280 or 281 must be lodged at least 14 days, and no more than 1 year before the share buy-back can take place

☐ Forfeited shares — **S.258D**

Shares returned to a public company — **ss.258E(2) & (3)**

- ☐ Under section 651C, 724(2), 737 or 738
- ☐ Under section 1325A (court order)

☐ Other

Description

Give section reference

Details of cancelled shares

List the details of shares cancelled in the following table

Share class code	Number of shares cancelled	Amount paid (cash or otherwise)

Earliest date of change
Please indicate the earliest date that any of the above changes occurred.

☐☐/☐☐/☐☐
[D D] [M M] [Y Y]

C2 Issue of shares

List details of new share issues in the following table.

Share class code	Number of shares issued	Amount paid per share	Amount unpaid per share
ORD	2,537,107	$4.57	nil
ORD	2,568	$0.00	nil
ORD	1,088,644	$4.59	nil
ORD	25,000	$5.02	nil

Earliest date of change

Please indicate the earliest date that any of the above changes occurred

2 7 / 1 0 / 0 5

[D D] [M M] [Y Y]

If shares were issued for other than cash, were some or all of the shares issued under a written contract?

☐ **Yes**

if yes, proprietary companies must also lodge a Form 207Z certifying that all stamp duties have been paid. Public companies must also lodge a Form 207Z and either a Form 208 or a copy of the contract.

☐ **No**

if no, proprietary companies are not required to provide any further documents with this form. Public companies must also lodge a Form 208.

C3 Change to share structure

Where a change to the share structure table has occurred (eg. as a result of the issue or cancellation of shares), please show the updated details for the share classes affected. Details of share classes not affected by the change are not required here.

Share class code	Full title if not standard	Total number of shares (current after changes)	Total amount paid on these shares	Total amount unpaid on these shares

Earliest date of change

Please indicate the earliest date that any of the above changes occurred

[D D] [M M] [Y Y]

☐☐ / ☐☐ / ☐☐

Lodgement details

Is this document being lodged to update the Annual Company Statement that was sent to you?

☐ Yes

☒ No

C4 Changes to the register of members

Use this section to notify changes to the register of members for your company (changes to the shareholdings of members):

- If there are 20 members or less in a share class, all changes need to be notified
- If there are more than 20 members in a share class, only changes to the top twenty need be notified (s178B)
- If shares are jointly owned, you must also provide names and addresses of all joint owners on a separate sheet (annexure), clearly indicating the share class and with whom the shares are jointly owned

The changes apply to
Please indicate the name and address of the member whose shareholding has changed

☐ Family name ____ Given names ____

OR

☐ Company name ____

ACN/ARBN/ ABN ____

Office, unit, level, or PO Box number ____

Street number and Street name ____

Suburb/City ____ State/Territory ____

Postcode ____ Country (if not Australia) ____

Earliest date of change
Please indicate the earliest date that any of the following changes occurred.

Date of change
[D D] / [M M] / [Y Y]

The changes are

Share class code	Shares increased by ... (number)	Shares decreased by ... (number)	Total number now held	*Total $ paid on these shares	*Total $ unpaid on these shares	Fully paid (y/n)	Beneficially held (y/n)	Top 20 member (y/n)

* Public companies are not required to provide these details

Date of entry of member's name in register
(New members only)

Date of entry
[D D] / [M M] / [Y Y]

C4 Continued... **Further changes to the register of members**

Use this section to notify changes to the register of members for your company (changes to the shareholdings of members):

- If there are 20 members or less in a share class, all changes need to be notified
- If there are more than 20 members in a share class, only changes to the top twenty need be notified (s178B)
- If shares are jointly owned, you must also provide names and addresses of all joint owners on a separate sheet (annexure), clearly indicating the share class and with whom the shares are jointly owned

The changes apply to
Please indicate the name and address of the member whose shareholding has changed

☐ Family name

Given names

OR

☐ Company name

ACN/ARBN/ ABN

Office, unit, level, or PO Box number

Street number and Street name

Suburb/City

State/Territory

Postcode

Country (if not Australia)

Earliest date of change
Please indicate the earliest date that any of the following changes occurred.

Date of change

☐☐/☐☐/☐☐
[D D] [M M] [Y Y]

The changes are

Share class code	Shares increased by ... (number)	Shares decreased by ... (number)	Total number now held	*Total $ paid on these shares	*Total $ unpaid on these shares	Fully paid (y/n)	Beneficially held (y/n)	Top 20 member (y/n)

* Public companies are not required to provide these details

Date of entry of member's name in register
(New members only)

Date of entry

☐☐/☐☐/☐☐
[D D] [M M] [Y Y]

8 December 2005

Westfield

Westfield Group
Level 24, Westfield Towers
100 William Street
Sydney NSW 2011
GPO Box 4004
Sydney NSW 2001
Australia

Telephone 02 9358 7000
Facsimile 02 9358 7077
Internet www.westfield.com

The Manager
Company Announcements Office
Australian Stock Exchange Limited
Level 4, Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam

RE: WESTFIELD GROUP (ASX:WDC)
WESTFIELD UNVEILS PLANS FOR WORLD-CLASS RETAIL AND OFFICE COMPLEX FOR SYDNEY CBD

A Media Release regarding the above is attached.

Yours faithfully
WESTFIELD GROUP

Simon Tuxen
Company Secretary

encl



Westfield

media release

8 December 2005

WESTFIELD UNVEILS PLANS FOR WORLD-CLASS RETAIL AND OFFICE COMPLEX FOR SYDNEY CBD

The Westfield Group (ASX:WDC) today unveiled plans for a $600 million, world-class retail and office development project in the heart of Sydney's CBD linking the Centrepoint, Imperial Arcade and Skygarden properties.

The project will help restore Sydney's CBD as a high quality retail destination and deliver a much-needed facelift to the Pitt St mall, Market St and Castlereagh St shopping and office precinct.

The redevelopment will provide a showcase for the best Australian and international retailers and is the latest in a series of high quality CBD developments for Westfield around the world, including Century City in Los Angeles, the San Francisco Centre, Bondi Junction in Sydney and more recently the White City project which will become London's largest shopping centre.

Each of these projects features a strong focus on leading edge design, high quality finishes and the latest retail trends.

Westfield lodged its Stage 1 Development Application for the project this week with the City of Sydney Council. The DA incorporates feedback from Council, residents and adjoining businesses following the lodgement of an earlier DA which dealt only with the Centrepoint property.

Major changes from the original DA include reducing the number of towers from three to one, shifting the new tower north, away from impeding the view of the base of Centrepoint tower, and substantially reducing the number of car parking spaces from 500 to 188.

The new Stage 1 DA includes a comprehensive Statement of Environmental Effects with an Urban Design Assessment, Sustainability Report, Shadow Analysis, and Economic Impact Statement.

As with any CBD redevelopment on the scale proposed, Westfield recognises that the project will necessarily cause temporary disruption. Accordingly, Westfield has taken particular care and devoted significant resources to develop a detailed construction management plan which aims to minimise the impact on businesses and visitors to the area during the construction phases.

This plan would not typically be provided until the Stage 2 DA but has been lodged with Council with the Stage 1 DA this week.

westfield.com
Westfield Holdings Limited ABN 66 001 671 496 **Westfield Management Limited** ABN 41 001 670 579 AFS Licence 230329 as responsible entity for **Westfield Trust** ABN 55 191 750 378 ARSN 090 849 746 **Westfield America Management Limited** ABN 66 072 780 619 AFS Licence 230324 as responsible entity for **Westfield America Trust** ABN 27 374 714 905 ARSN 092 058 449
For further information please contact Julia Clarke on +61 2 9358 7426

Westfield

The construction management plan draws on Westfield's extensive experience with major redevelopments in busy CBD locations. It includes provision for offsite marshalling of trucks; state-of-the-art dust and noise control; maintenance of pedestrian movement around the site and innovative hoardings.

The project is expected to be completed in stages over three years.

The redevelopment will improve Pitt St mall for pedestrians by removing all truck and delivery vehicle movements serving the three Westfield properties.

It will provide more than 3,000 construction jobs, more than 1000 jobs in the completed retail centre, and 3,400 jobs in the office precincts.

The project will create 300 stores over a total retail space of 38,000 square metres.

The Stage 1 DA seeks approval for the refurbishment of the existing office building at 100 Market St to an A Grade commercial office space.

Approval is also sought for a new 27-storey commercial tower to be built above the retail facility, which is proposed to be designed to a 5-Star Green-Star and 5-Star Australian Building Greenhouse Rating specification, recognised as Australian best-practice standard in commercial building design. The existing office complex above Skygarden will remain unchanged.

In addition to the formal Council public advertising process, Westfield will provide a program of briefings and consultations with retailers and adjoining business owners, community groups and interested parties.

A fact sheet on the project is attached and images of the proposed redevelopment can been viewed at westfield.com.

*****

The Westfield Group is an internally managed, vertically integrated, shopping centre group undertaking ownership, development, design, construction, funds/asset management, property management, leasing and marketing activities and employing in excess of 4,000 staff worldwide.

Westfield has investment interests in 130 shopping centres in four countries (US, Australia, New Zealand and UK), with a total value in excess of A$48 billion and is the largest retail property group in the world by equity market capitalisation.

- ENDS -

media release

Westfield

FACT SHEET WESTFIELD (SYDNEY CITY)	
Centre	Westfield Centrepoint, Imperial Arcade, Skygarden
Location	Pitt St Mall, Market St, Castlereagh St, Sydney
Owners	Westfield Group
Total project cost	approximately $600 million
Current retail area	31,620 sqm
Redeveloped retail area	38,720 sqm (additional 7,100 sqm)
Retailers (pre-development)	263
Retailers (post-development)	300
Carparking (pre-redevelopment)	65
Car parking (post-redevelopment)	188 - substantially less than permitted under planning scheme (additional 123)
Key features	• integration of Centrepoint, Imperial Arcade and Skygarden • delivery vehicles removed from Pitt St Mall • 27-storey office tower • focus on world-class design • detailed construction management plan designed to reduce disruption
Construction schedule	staged over 3 years
Jobs	3,000 – construction 1,000 – retail 3,400 – office **7,400 – total**



media release

1 December 2005

Westfield

Westfield Group
Level 24, Westfield Towers
100 William Street
Sydney NSW 2011
GPO Box 4004
Sydney NSW 2001
Australia

Telephone 02 9358 7000
Facsimile 02 9358 7077
Internet www.westfield.com

The Manager
Company Announcements Office
Australian Stock Exchange Limited
Level 4, Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam

RE: WESTFIELD GROUP (ASX:WDC)
ISSUE OF STAPLED SECURITIES PURSUANT TO EXERCISE OF OPTIONS

Please be advised that 25,000 ordinary stapled securities (the "New Securities") have been issued as a consequence of the exercise of executive options.

The New Securities will rank for distributions from 1 July 2005 and will rank equally with other stapled securities currently on issue.

Yours faithfully
WESTFIELD GROUP

Simon Tuxen
Company Secretary

encl

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

**New issue announcement,
application for quotation of additional securities
and agreement**

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

Westfield Group

ABN

Westfield Holdings Limited ABN 66 001 671 496
Westfield Trust ARSN 090 849 746
Westfield America Trust ARSN 092 058 449

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary stapled securities
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	25,000
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Not applicable

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	$376,250
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	The stapled securities were issued as a consequence of the exercise of unquoted executive options issued under the Westfield Executive Option Plan
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	1 December 2005

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	1,747,263,568	Ordinary stapled-securities

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	353,600 28,089,524 973,600	Options (Deutsche Bank) Options (Westfield America Trust) Options (Executive)

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	There will be no change in distribution policy

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	N/A
12	Is the issue renounceable or non-renounceable?	N/A
13	Ratio in which the +securities will be offered	N/A
14	+Class of +securities to which the offer relates	N/A
15	+Record date to determine entitlements	N/A
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	N/A
17	Policy for deciding entitlements in relation to fractions	N/A
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	N/A
19	Closing date for receipt of acceptances or renunciations	N/A

+ See chapter 19 for defined terms.

20	Names of any underwriters	N/A
21	Amount of any underwriting fee or commission	N/A
22	Names of any brokers to the issue	N/A
23	Fee or commission payable to the broker to the issue	N/A
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A
25	If the issue is contingent on +security holders' approval, the date of the meeting	N/A
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A
28	Date rights trading will begin (if applicable)	N/A
29	Date rights trading will end (if applicable)	N/A
30	How do +security holders sell their entitlements *in full* through a broker?	N/A
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	N/A

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A
33	+Despatch date	N/A

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☑ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	N/A
39	Class of +securities for which quotation is sought	N/A
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	N/A
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	N/A

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class
N/A	

+ See chapter 19 for defined terms.

Quotation agreement

1 $^+$Quotation of our additional $^+$securities is in ASX's absolute discretion. ASX may quote the $^+$securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the $^+$securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those $^+$securities should not be granted $^+$quotation.

- An offer of the $^+$securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any $^+$securities to be quoted and that no-one has any right to return any $^+$securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the $^+$securities be quoted.

- If we are a trust, we warrant that no person has the right to return the $^+$securities to be quoted under section 1019B of the Corporations Act at the time that we request that the $^+$securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before $^+$quotation of the $^+$securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: (Company secretary) Date: 1 December 2005

Print name: Simon Julian Tuxen

== == == == ==

+ See chapter 19 for defined terms.

24 November 2005

Westfield

Westfield Group
Level 24, Westfield Towers
100 William Street
Sydney NSW 2011
GPO Box 4004
Sydney NSW 2001
Australia

Telephone 02 9358 7000
Facsimile 02 9358 7077
Internet www.westfield.com

The Manager
Company Announcements Office
Australian Stock Exchange Limited
Level 4, Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam

RE: WESTFIELD GROUP (ASX:WDC)
ISSUE OF STAPLED SECURITIES PURSUANT TO EXERCISE OF OPTIONS

Please be advised that 1,088,644 ordinary stapled securities (the "New Securities") have been issued as a consequence of the exercise of options held by Deutsche Bank AG.

The New Securities will rank for distributions from 1 July 2005 and will rank equally with other stapled securities currently on issue.

Yours faithfully
WESTFIELD GROUP

Simon Tuxen
Company Secretary

encl

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

**New issue announcement,
application for quotation of additional securities
and agreement**

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

Westfield Group

ABN

Westfield Holdings Limited ABN 66 001 671 496
Westfield Trust ARSN 090 849 746
Westfield America Trust ARSN 092 058 449

We (the entity) give ASX the following information.

Part 1 - All issues
You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary stapled securities
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	1,088,644
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Not applicable

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	$15,000,000
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	The stapled securities were issued as a consequence of the exercise of unquoted options issued to Deutsche Bank AG.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	24 November 2005

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	1,747,238,568	Ordinary stapled-securities

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	353,600	Options (Deutsche Bank)
		28,089,524	Options (Westfield America Trust)
		998,600	Options (Executive)

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	There will be no change in distribution policy

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	N/A
12	Is the issue renounceable or non-renounceable?	N/A
13	Ratio in which the +securities will be offered	N/A
14	+Class of +securities to which the offer relates	N/A
15	+Record date to determine entitlements	N/A
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	N/A
17	Policy for deciding entitlements in relation to fractions	N/A
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	N/A
19	Closing date for receipt of acceptances or renunciations	N/A

+ See chapter 19 for defined terms.

20	Names of any underwriters	N/A
21	Amount of any underwriting fee or commission	N/A
22	Names of any brokers to the issue	N/A
23	Fee or commission payable to the broker to the issue	N/A
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A
25	If the issue is contingent on +security holders' approval, the date of the meeting	N/A
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A
28	Date rights trading will begin (if applicable)	N/A
29	Date rights trading will end (if applicable)	N/A
30	How do +security holders sell their entitlements *in full* through a broker?	N/A
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	N/A

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A
33	+Despatch date	N/A

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☑ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	N/A
39	Class of +securities for which quotation is sought	N/A
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	N/A
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	N/A

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)	N/A	

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty
- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: (Company secretary) Date: 24 November 2005

Print name: Simon Julian Tuxen

== == == == ==

+ See chapter 19 for defined terms.


BNP PARIBAS
SECURITIES SERVICES

Date: 24-Nov-05

The Manager
Listings Department
Australian Stock Exchange Limited

No. of Pages (incl.): 4

NOTICE OF INITIAL SUBSTANTIAL HOLDER

Dear Sir/Madam,

Pursuant to Section 671B of the Corporations Law, AMP Limited discloses a substantial holding in Westfield Group.

The enclosed ASIC Form 603 discloses all required details.

Yours faithfully,

Ross Gulliford
Head of Custody
BNP Paribas Securities Services
Phone: 02 9222 0200

BNP PARIBAS FUND SERVICES AUSTRALASIA PTY LTD
Level 6 60 Castlereagh Street Sydney NSW 2000 Australia
PO BOX R209 Royal Exchange NSW 1225 Australia
Tel: +61 2 9222 0000 - Fax: +61 2 9222 0255
ABN 71 002 655 674

Form 603
Corporations Law
Section 671B
Notice of Initial Substantial Holder

To: **Westfield Group**

ACN/ARSN:
001 671 496 Westfield Holdings Limited
090 849 746 Westfield Trust
092 058 449 Westfield America Trust

1. Details of substantial holder

Name: AMP Limited (ACN 079 354 519) and its related bodies corporate.

The holder became a substantial holder on 21-Nov-2005

2. Details of voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate had a relevant interest on the date the substantial holder became a substantial holder are as follows:

Class of securities	*Number of Securities*	*Persons' votes*	*Voting power*
Fully Paid Stapled Securities	87,644,098	87,644,098	5.02%

3. Details of relevant interests

The nature of relevant interest the substantial holder or an associate had in the following voting securities on the date the substantial holder became a substantial holder are as follows:

Holder of relevant interest	*Nature of relevant interests*	*Class and number of securities*	*Person's votes affected*
AMP Life Limited ("AMP Life")	AMP Life is entitled to be the registered holder of the class and number of securities listed beside its name. AMP Life is a controlled body corporate of AMP Limited within the meaning of Section 608(3) of the Corporations Law	Fully Paid Stapled Securities: 30,353,277	30,353,277
AMP Capital Investors Limited ('AMP Capital')	AMP Capital, in its capacity as the investment manager for the persons or trusts listed besides its name in Paragraph 4, has the power to control voting and/or the disposal of securities. AMP Capital is a controlled body corporate of AMP Limited within the meaning of Section 608(3) of the Corporations Law	Fully Paid Stapled Securities: 51,148,146	51,148,146
AMP Capital Investors Limited as Responsible Entity of the Future Directions Australian Share Fund	AMP Capital Investors Limited is a controlled body corporate of AMP Limited within the meaning of Section 608(3) of the Corporations Law	Fully Paid Stapled Securities: 358,260	358,260
AMP Capital Investors Limited as Responsible Entity of the Future Directions Australian Share Fund 1	AMP Capital Investors Limited is a controlled body corporate of AMP Limited within the meaning of Section 608(3) of the Corporations Law	Fully Paid Stapled Securities: 1,104,839	1,104,839
AMP Capital Investors Limited as Responsible Entity of the Future Directions Australian Share Fund 2	AMP Capital Investors Limited is a controlled body corporate of AMP Limited within the meaning of Section 608(3) of the Corporations Law	Fully Paid Stapled Securities: 650,517	650,517
AMP Capital Investors Limited as Responsible Entity of the Future Directions Australian Share Fund 3	AMP Capital Investors Limited is a controlled body corporate of AMP Limited within the meaning of Section 608(3) of the Corporations Law	Fully Paid Stapled Securities: 583,995	583,995
AMP Capital Investors Limited as Responsible Entity of the EFM Listed Property Fund 1	AMP Capital Investors Limited is a controlled body corporate of AMP Limited within the meaning of Section 608(3) of the Corporations Law	Fully Paid Stapled Securities: 2,434,300	2,434,300
AMP Capital Investors Limited as Responsible Entity of the EFM Australian Share Fund 1	AMP Capital Investors Limited is a controlled body corporate of AMP Limited within the meaning of Section 608(3) of the Corporations Law	Fully Paid Stapled Securities: 172,538	172,538
AMP Capital Investors Limited as Responsible Entity of the EFM Australian Share Fund 3	AMP Capital Investors Limited is a controlled body corporate of AMP Limited within the meaning of Section 608(3) of the Corporations Law	Fully Paid Stapled Securities: 681,709	681,709
AMP Capital Investors Limited as Responsible Entity of the EFM Listed Property Fund 7	AMP Capital Investors Limited is a controlled body corporate of AMP Limited within the meaning of Section 608(3) of the Corporations Law	Fully Paid Stapled Securities: 156,517	156,517
		Total:	87,644,098

4. Details of present registered holders

The persons registered as holders of the securities referred to in paragraph 3 above are as follows:

Holder of relevant interest	*Registered holder of securities*	*Person entitled to be registered as holder*	*Class and number of securities*	*Person's votes affected*
AMP Life Limited	AMP Life Limited	AMP Life Limited	Fully Paid Stapled Securities: 30,353,277	30,353,277
Henderson Global Investors Limited	National Custodian Services Limited	MN Services Asian Real Estate Portfolio	Fully Paid Stapled Securities: 1,128,321	1,128,321
AMP Capital Investors Limited	Cogent Nominees Pty Limited <SMP Accounts>	Cogent Nominees Pty Limited <SMP Accounts>	Fully Paid Stapled Securities: 28,021,912	28,021,912
	Cogent Nominees Pty Limited	Cogent Nominees Pty Limited	Fully Paid Stapled Securities: 7,552,018	7,552,018
	Cogent Investment Operations Pty Limited <Non Resident A/c>	Cogent Investment Operations Pty Limited <Non Resident A/c>	Fully Paid Stapled Securities: 269,098	269,098
	National Nominees Pty Limited	Nikko AMP Global REIT Fund	Fully Paid Stapled Securities: 5,087,797	5,087,797
	The Northern Trust Company	DBS Global Property Sector Fund	Fully Paid Stapled Securities: 268,450	268,450
	Citibank N.A. Hong Kong	AMP Global Reit Fund	Fully Paid Stapled Securities: 854,900	854,900
	Asgard Capital Management Limited	Asgard SMA No. 6	Fully Paid Stapled Securities: 2,301	2,301
	Citicorp Nominees Pty Limited	Stichting Pensionfonds Hoogovens	Fully Paid Stapled Securities: 104,348	104,348
	Goldman Sachs	AMP Capital Australian Equity Market Neutral Fund	Fully Paid Stapled Securities: 29,787	29,787
	Goldman Sachs	AMP Capital Investors Australian Equity Long Short Fund	Fully Paid Stapled Securities: 663,173	663,173
	JP Morgan Nominees Australia Limited	Stichting Pensionfonds ABP	Fully Paid Stapled Securities: 1,131,153	1,131,153
	JP Morgan Nominees Australia Limited	QLD Local Government Superannuation Board	Fully Paid Stapled Securities: 223,338	223,338
	JP Morgan Nominees Australia Limited	State Authority Superannuation Scheme	Fully Paid Stapled Securities: 984,605	984,605
	JP Morgan Nominees Australia Limited	State Authority Superannuation Enhanced Index Share Fund	Fully Paid Stapled Securities: 848,611	848,611
	National Nominees Pty Limited	Government Employees Superannuation Board	Fully Paid Stapled Securities: 492,603	492,603
	National Nominees Pty Limited	Sun Superannuation Fund	Fully Paid Stapled Securities: 417,614	417,614
	National Nominees Pty Limited	Unisuper	Fully Paid Stapled Securities: 746,536	746,536
	National Nominees Pty Limited	Telstra Listed Property Trust	Fully Paid Stapled Securities: 2,321,581	2,321,581
AMP Capital Investors Limited as Responsible Entity of the Future Directions Australian Share Fund	Cogent Nominees Pty Limited	AMP Capital Investors Limited	Fully Paid Stapled Securities: 358,260	358,260
AMP Capital Investors Limited as Responsible Entity of the Future Directions Australian Share Fund 1	Cogent Nominees Pty Limited	AMP Capital Investors Limited	Fully Paid Stapled Securities: 1,104,839	1,104,839
AMP Capital Investors Limited as Responsible Entity of the Future Directions Australian Share Fund 2	Cogent Nominees Pty Limited	AMP Capital Investors Limited	Fully Paid Stapled Securities: 650,517	650,517
AMP Capital Investors Limited as Responsible Entity of the Future Directions Australian Share Fund 3	Cogent Nominees Pty Limited	AMP Capital Investors Limited	Fully Paid Stapled Securities: 583,995	583,995
AMP Capital Investors Limited as Responsible Entity of the EFM Listed Property Fund 1	Cogent Nominees Pty Limited	AMP Capital Investors Limited	Fully Paid Stapled Securities: 2,434,300	2,434,300
AMP Capital Investors Limited as Responsible Entity of the EFM Australian Share Fund 1	Cogent Nominees Pty Limited	AMP Capital Investors Limited	Fully Paid Stapled Securities: 172,538	172,538
AMP Capital Investors Limited as Responsible Entity of the EFM Australian Share Fund 3	Cogent Nominees Pty Limited	AMP Capital Investors Limited	Fully Paid Stapled Securities: 681,709	681,709
AMP Capital Investors Limited as Responsible Entity of the EFM Australian Share Fund 7	Cogent Nominees Pty Limited	AMP Capital Investors Limited	Fully Paid Stapled Securities: 156,517	156,517
			Total:	87,644,098

5. Consideration

The consideration paid for each relevant interest referred to in paragraph 3 above, and acquired in the four months prior to the day that the substantial holder became a substantial holder is as follows:

Holder of relevant interest	*Date of acquisition*	*Consideration*	*Class and number of securities*
AMP Capital Aust. Equity Market Neutral Fund	03-Aug-05	$100,750.79	Fully Paid Stapled Securities 5,545
AMP Capital Investors Limited	27-Jul-2005 to 18-Nov-2005	$28,141,025.95	Fully Paid Stapled Securities 1,687,487
AMP Life Limited	28-Jul-2005 to 21-Nov-2005	$34,154,011.94	Fully Paid Stapled Securities 1,985,160
AMPCI Global Reit Fund	25-Oct-2005 to 15-Nov-2005	$14,254,139.73	Fully Paid Stapled Securities 854,900
Asgard SMA No. 6	11-Aug-2005 to 29-Sep-2005	$4,436.22	Fully Paid Stapled Securities 256
Cogent Investment Operations Pty Limited <Non Resident A/c>	6-Sep-2005 to 28-Oct-2005	$318,280.68	Fully Paid Stapled Securities 18,920
Cogent Nominees Pty Limited	26-Jul-2005 to 21-Nov-2005	$19,305,409.89	Fully Paid Stapled Securities 1,111,653
Cogent Nominees Pty Limited <SMP Accounts>	27-Jul-2005 to 21-Nov-2005	$35,194,764.70	Fully Paid Stapled Securities 2,041,706
DBS Global Property Sector Fund	26-Aug-2005 to 8-Sep-2005	$1,178,239.88	Fully Paid Stapled Securities 68,190
Government Employees Superannuation Board	16-Aug-2005 to 28-Sep-2005	$814,372.48	Fully Paid Stapled Securities 48,545
Nikko AMP Global REIT Fund	28-Jul-05	$3,490,849.34	Fully Paid Stapled Securities 197,526
Queensland Local Government Superannuation Board	16-Aug-2005 to 28-Sep-2005	$359,946.27	Fully Paid Stapled Securities 21,462
State Authority Superannuation Enhanced Index Share Fund	15-Sep-05	$48,459.39	Fully Paid Stapled Securities 2,800
State Authority Superannuation Scheme	26-Jul-2005 to 21-Nov-2005	$4,418,372.83	Fully Paid Stapled Securities 253,776
Stichting Pensioenfolds - ABP	16-Aug-2005 to 28-Sep-2005	$2,035,556.07	Fully Paid Stapled Securities 121,311
Stichting Pensioenfolds Hoogovens	16-Aug-2005 to 28-Sep-2005	$179,952.74	Fully Paid Stapled Securities 10,725
Sun Superannuation Fund	16-Aug-2005 to 14-Sep-2005	$310,452.30	Fully Paid Stapled Securities 18,181
Telstra Listed Property Trust	16-Aug-2005 to 14-Sep-2005	$1,868,311.63	Fully Paid Stapled Securities 109,258
UniSuper Limited	28-Jul-2005 to 21-Nov-2005	$3,273,515.79	Fully Paid Stapled Securities 189,859

6. Associates

The reasons the persons named in paragraph 3 above are associates of the substantial holder are as follows:

Name and ACN (if applicable)	*Nature of association*
AMP Life Limited (ACN 079 300 379)	Related bodies corporate of AMP Limited under Part 1.2 of the Corporations Law.
AMP Capital Investors Limited (ACN 001 777 591)	Related bodies corporate of AMP Limited under Part 1.2 of the Corporations Law.

7. Addresses

The addresses of persons named in this form are as follows:

Name	*Address*
AMP Life Limited	Level 24, 33 Alfred Street, Sydney NSW 2000
Asgard Capital Management Limited	PO Box 7817, Cloisters Square WA 6850
Citicorp Nominees Pty Limited	101 Collins Street, Melbourne VIC 3000
Cogent Nominees Pty Limited	Level 6, 60 Castlereagh Street, Sydney NSW 2000
DBS Global Property Sector Fund	8 Cross Street, # 27-01 PWC Building, Singapore 048424
Goldman Sachs Asia LLC	68th Floor, 2 Queens Road, Central Hong Kong
Government Employee Superannuation Board	PO Box J755, Perth WA 6842
Henderson Global Investors Limited	3 Finsbury Ave, London EC2M 2PA, United Kingdom
JP Morgan Nominees Australia Limited	259 George Street, Sydney NSW 2000
National Custodian Services Limited	271 Collins Street, Melbourne VIC 3000
Nikko AMP Global REIT Fund	1-1-3 Yurakucho Chiyoda-ku, Tokyo 100-0006 Japan
QLD Local Government Superannuation Board	Of GPO Box 264, Brisbane QLD 4001
State Authority Superannuation Scheme	Level 14, 83 Clarence Street, Sydney NSW 2000
State Authority Superannuation Enhanced Index Share	Level 14, 83 Clarence Street, Sydney NSW 2000
Stichting Pensioenfonds Hoogovens	PO Box 10,000, 1970 CA IJmuiden, The Netherlands
Stichting Pensioenfonds ABP	PO Box 10,000, 1970 CA IJmuiden, The Netherlands
Sun Superannuation Fund	271 Collins Street, Melbourne 3000
Unisuper Limited	Level 28, 367 Collins Street, Melbourne 3000
Telstra Listed Property Trust	Level 3, 215 Spring Street, Melbourne 3000
The Northern Trust Company	80 Raffles Place, #46-00 UOB Plaza 1 Singapore 048625

This Initial Substantial Holder Notice (ASIC Form 603) comprises 3 page/s in total.



Australian Securities and Investments Commission
Corporations Act 2001 –Paragraph 601QA(1)(b) – Declaration

1. Under paragraph 601QA(1)(b) of the *Corporations Act 2001* (the *Act*) the Australian Securities and Investments Commission (*ASIC*) declares that Chapter 5C applies to Westfield America Management Limited ACN 072 780 619 (*WAML*) in its capacity as the responsible entity of Westfield America Trust ARSN 092 058 449 (*WAT*) in the case set out in Schedule A as if section 601GAA as notionally inserted into Chapter 5C by ASIC Class Order [CO 05/26] was varied or modified as follows:

   (a) by omitting paragraph 601GAA(4)(b) and substituting:

   "(b) the responsible entity offers the interests to each registered holder of interests in that class except those foreign members (if any) it has excluded under subsection (12);"

   (b) by omitting paragraph 601GAA(10)(a) and substituting:

   "(a) registered holder means, subject to paragraphs (b) and (c), a person recorded in the register of members of a scheme as a member of that scheme who holds eligible interests; and"

2. Under paragraph 601QA(1)(b) of the Act ASIC declares that Chapter 5C applies to the persons mentioned in Schedule B in the case set out in Schedule C as if section 601GAA as notionally inserted into Chapter 5C by ASIC Class Order [CO 05/26] was varied or modified as follows:

   (a) by omitting subsection 601GAA(3) and substituting:

   "(3) The responsible entity may set the issue price of interests where all of the following apply:

   (a) the responsible entity offers the interests:

   (i) to persons who are members of the scheme and who hold eligible interests, except for those foreign members (if any) it has excluded under subsection (11); and

   (ii) on a date not more than 20 business days before the date of the offer; and

   (iii) in proportion to the value of each member's eligible interests in the scheme at that date (subject to paragraph (e), interests offered to, but not acquired by, members may be issued to other persons);

   (b) the price of all the interests offered is the same;

   (c) the amount by which the price of an interest and the exercise price of an option is less than the amount that would otherwise apply under the constitution does not exceed a relevant maximum percentage specified in the constitution;

05 / 1203

(d) the responsible entity offers the interests to the members who hold eligible interests at substantially the same time;

(e) the responsible entity only issues interests to its associates as members of the scheme."

(b) inserting in paragraph 601GAA(13) after the definition of ***ASX***:

"***eligible interest*** means an interest in the scheme which is a component part of a stapled security."

SCHEDULE A

Where all of the following apply:

(a) offers of interests in WAT, as component parts of Westfield stapled securities, are made in accordance with subsection 601GAA(4), as notionally inserted into the Act by ASIC Class Order [CO 05/26] and as modified by this instrument;

(b) Westfield Holdings Limited ACN 001 671 496 (***WHL***) and subsidiaries of WHL (collectively, ***crossholders***) hold interests in WAT which are not component parts of Westfield stapled securities;

(c) WAML does not offer interests in WAT to the crossholders;

(d) the crossholders unanimously consent in writing to the security purchase plan;

(e) WAML retains copies of the consents it obtains from the crossholders for 7 years; and

(f) ASIC receives confirmation that the crossholders' consent was obtained correctly.

SCHEDULE B

1. Westfield Management Ltd ACN 001 670 579 (***WML***) in its capacity as the responsible entity of Westfield Trust ARSN 090 849 746 (***WT***); and

2. WAML in its capacity as the responsible entity of WAT.

SCHEDULE C

Where all of the following apply:

(a) interests in WAT and interests in WT are offered in accordance with subsection 601GAA(3) as notionally inserted into the Act by this instrument;

(b) WAML does not offer interests in WAT to crossholders;

(c) the crossholders unanimously consent in writing to the offer;

05 / 1203

(d) WAML retains copies of the consents it obtains from the crossholders for 7 years;

(f) ASIC receives confirmation that the crossholders' consent was obtained correctly;

(g) WAML only offers interests in WAT to members who hold eligible interests; and

(h) WML only offers interests in WT to members who hold eligible interests.

Interpretation

For the purposes of this instrument:

eligible interest means an interest in WT or WAT that is a component part of a Westfield stapled security.

Westfield stapled security means an interest in WAT, an interest in WT and a share in WHL which, under the terms on which each is to be traded, must be transferred together.

Dated this 22nd day of November 2005

Signed by Tien Quach
as a delegate of the Australian Securities and Investments Commission

16 November 2005



Westfield Group
Level 24, Westfield Towers
100 William Street
Sydney NSW 2011
GPO Box 4004
Sydney NSW 2001
Australia

Telephone 02 9358 7000
Facsimile 02 9358 7077
Internet www.westfield.com

The Manager
Company Announcements Office
Australian Stock Exchange Limited
Level 4, Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam

RE: WESTFIELD GROUP (ASX:WDC)
NOTICE UNDER ASX LISTING RULE 3.19A

We enclose an Appendix 3Y notice, as required to be provided under Listing Rule 3.19A, for Mr Stephen Johns, a director of the Westfield Group companies.

Yours faithfully
WESTFIELD GROUP

Simon Tuxen
Company Secretary

encl

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Westfield Group
ABN	Westfield Holdings Limited ABN 66 001 671 496 Westfield Trust ARSN 090 849 746 Westfield America Trust ARSN 092 058 449

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Stephen Paul Johns
Date of last notice	20/07/2005

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	10/11/2005, 11/11/2005 & 14/11/2005
No. of securities held prior to change	1,813,559
Class	Ordinary stapled securities
Number acquired	-
Number disposed	250,000
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	100,000 @ $17.203 (10/11/2005) 1,584 @ $17.220 (11/11/2005) 148,416 @ $17.20 (14/11/2005)
No. of securities held after change	1,563,559

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On-market trade

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

+ See chapter 19 for defined terms.

9 November 2005

Westfield

Westfield Group
Level 24, Westfield Towers
100 William Street
Sydney NSW 2011
GPO Box 4004
Sydney NSW 2001
Australia

Telephone 02 9358 7000
Facsimile 02 9358 7077
Internet www.westfield.com

The Manager
Company Announcements Office
Australian Stock Exchange Limited
Level 4, Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam

WESTFIELD GROUP (ASX:WDC)
3rd QUARTER 2005 - REVIEW

The following documents are attached:

1. Media Release in relation to the above; and
2. Westfield Group Quarterly Operational Update and Presentation.

Yours faithfully
WESTFIELD GROUP

Simon Tuxen
Company Secretary



media release

9 November 2005

WESTFIELD GROUP ANNOUNCES 3rd QUARTER OPERATIONAL UPDATE: STRONG OPERATING PERFORMANCE WITH INCREASED DEVELOPMENT ACTIVITY

The Westfield Group (ASX: WDC) today released its update of operational performance for the third quarter ended 30 September 2005.

Managing directors, Peter Lowy and Steven Lowy said that the shopping centre operations continued to perform well with solid specialty store rental growth and high occupancy achieved in all markets during the quarter.

In addition, the Group remains focused on creating significant value through its development program with a total of 19 projects currently under construction at a forecast cost of A$6.9 billion with Westfield's share at A$4.6 billion.

These projects continue to allow the Group to generate above average net operating income growth as well as provide strong capital appreciation.

Currently, the Westfield Group has interests in 130 shopping centres in the United States, Australia, the United Kingdom and New Zealand with a value of approximately A$48.0 billion. The centres accommodate approximately 21,600 retailers and comprise approximately 10.6 million square metres of retail space.

Highlights for the quarter include:

Development Activity

- Completed two developments – Innaloo in Perth (A$60 million) and Mt Druitt in Sydney (A$65 million) on yields of 10.5% and 9.0% respectively. Since the close of the quarter, a new A$180 million centre at Helensvale in Queensland has opened with a yield of 11.6% achieved. All of these projects have opened fully leased.
- Replenished the development program with the commencement of four new projects at a forecast cost of A$350 million – Chermside in Brisbane, Chartwell in New Zealand, Brandon in Florida and Capital in Washington.

Operations

- Strong leasing demand for both existing centres and new projects.
- Solid specialty store rental growth achieved in all markets.
- Almost full occupancy maintained in Australia, New Zealand and the United Kingdom portfolios. In the United States the portfolio was 93.8% leased at 30 September 2005 which is 80 basis-points ahead of the same time last year.
- Retail sales continuing to show strong signs in the United States, with moderate growth in the Australian and New Zealand markets and the United Kingdom slightly negative for the quarter.



During the quarter the Group also undertook the following transactions:

- Completed the acquisition and commenced management of three new shopping centres – Penrith (WDC share: 50%) in Sydney and Woden (WDC share: 50%) in Canberra for A$650 million; and Sunrise Mall in Long Island, New York for US$143 million;
- Sold an investment in General Property Trust (ASX:GPT) for A$518 million (book value at 30 June 2005 - A$481 million);
- Received US$17.5 million in lieu of not exercising an option to acquire 10% interest in Suria KLCC (Malaysia);
- Acquired five Mervyn's stores for redevelopment in the United States for US$46.5 million (Capital, Horton Plaza, Plaza Bonita, Vancouver and Southcenter).

The high quality of the Group's shopping centre portfolio continues to support the underlying strength and stability of the Group's earnings with the ongoing development activities further strengthening the platform for future income and capital growth.

ENDS

media release

The Westfield Group is an internally managed, vertically integrated, shopping centre Group undertaking ownership, development, design, construction, funds/asset management, property management, leasing and marketing activities and employing in excess of 4,000 staff worldwide.

The Group has interests in 130 shopping centres in the United States, Australia, the United Kingdom and New Zealand with a value of approximately A$48.0 billion. The centres accommodate approximately 21,600 retailers and comprise approximately 10.6 million square metres of retail space.

Westfield Group

3rd Quarter 2005 – Review

9 November 2005

Westfield

3rd Quarter Highlights

Development Activity

- Currently 19 projects under construction at a forecast cost of A$6.9 billion with Westfield's share forecast at A$4.6 billion.
- Completion of two developments – Innaloo in Perth (A$60 million) and Mt Druitt in Sydney (A$65 million) on yields of 10.5% and 9.0% respectively. Since the close of the quarter, we have also opened a new A$180 million centre at Helensvale in Queensland on a yield of 11.6%. All projects have opened fully leased and on or ahead of schedule.
- Commenced 4 new projects at a forecast cost of A$350 million – Chermside in Brisbane, Chartwell in New Zealand, Brandon in Florida and Capital in Washington.

Operations

- Solid specialty store rental growth achieved with almost full occupancy maintained in Australia, New Zealand and the United Kingdom portfolios. In the United States the portfolio was 93.8% leased at 30 September 2005 which is 80 bp ahead of the same time last year.

Transactions

- Completed the acquisition and commenced management of 3 new shopping centres – Penrith (WDC share – 50%) in Sydney and Woden (WDC share – 50%) in Canberra for A$650 million; and Sunrise Mall in Long Island, New York for US$143 million.
- Sold investment in General Property Trust (ASX:GPT) for A$518 million (book value at 30 June 2005 - A$481 million)
- Received US$17.5 million in lieu of not exercising option to acquire 10% interest in Suria KLCC (Malaysia)
- Acquired 5 Mervyn's stores in the United States for US$46.5 million (Capital, Horton Plaza, Plaza Bonita, Vancouver and Southcenter).

Portfolio Summary

As at 9 November 2005	United States	Australia	United Kingdom	New Zealand	Total
Centres	68	43	8	11	130
Retail Outlets	9,400	10,100	900	1,200	21,600
GLA (million sqm)	6.5	3.4	0.4	0.3	10.6
Asset Value (billion)[2]	US$15.2	A$18.6	£1.8	NZ$1.7	A$44.5[1]

Gross Lettable Area


UK
4%
Australia
32%
US
61%
NZ
3%

Retail Outlets


UK
4%
Australia
47%
US
43%
NZ
6%

Assets Owned & Under Management


UK
10%
Australia
42%
US
44%
NZ
4%

[1] *Excludes Work In Progress and redevelopment projects*

[2] *Based on exchange rates as at 30 September 2005 : AUD/USD 0.7610, AUD/GBP 0.4321, AUD/NZD 1.099*

3rd Quarter Review

1. Investment Program
   - Global Development Activity
   - Current Projects
   - Future Projects
2. Shopping Centre Operations
   - Shopping Centre Operating Performance
   - Retail Sales
   - Historical Performance
3. Appendix

Global Development Activity

- **19 projects under construction as at 30 September 2005 with a forecast cost of A$6.9bn – Westfield Group share A$4.6 billion**

Forecast	No. of Projects	Total Cost	Weighted Average Yield[1]	WDC Share of Value Creation from Development[2]
United States	10	US$1.3bn	9.6 – 10.0%	US$390m
Australia & New Zealand	7	A$1.0bn	9.6 – 9.9%	A$255m
United Kingdom - Derby	1	£0.3bn	8.0 – 8.5%	£50m
- White City	1	£1.5bn	5.75 – 6.0%	£70m
Total	19	A$6.9bn		A$1.0bn

- **Commenced 4 new projects during the quarter with a forecast cost of A$350 million**
  - Chermside (Aus), Chartwell (NZ), Brandon (US) and Capital (US)
- **Completed two new projects during the quarter – total cost: A$125 million**
  - Innaloo (Aus) – Cost : A$60 million, yield : 10.5%
  - Mt Druitt (Aus) – Cost : A$65 million, yield : 9%
- **New projects anticipated to commence each year for the next 3 years – A$1.5 to A$2 billion**

[1] Stabilised income/Westfield Group cost
[2] Calculation as per Slide 15

Current Projects
- United States - Approx US $1.3 billion

Forecast	Total Cost[1] US $million	Yield Range	Anticipated Completion
Gateway (Lincoln, Nebraska)	30	12.1 – 12.5%	Qtr 4 '05
Chesterfield (St Louis, Missouri)	70	11.0 – 11.3%	Qtr 1 '06
Connecticut Post (Milford, Connecticut)	130	8.8 – 9.3%	Qtr 2 '06
Capital (Olympia, Washington)*	50	9.8 – 10.0%	Qtr 4 '06
Century City (Los Angeles, California)	150	11.0 – 11.5%	Qtr 4 '06
San Francisco (San Francisco, California)	440[2]	8.6 – 9.1%	Qtr 4 '06
Sarasota (Sarasota, Florida)	50	9.6 – 9.9%	Qtr 4 '06
Southlake (Hobart, Indiana)	20	12.1 – 12.5%	Qtr 4 '06
Brandon (Tampa, Florida)*	50	11.0 – 11.4%	Qtr 1 '07
Topanga (Los Angeles, California)	330	9.6 – 9.9%	Qtr 1 '07 Qtr 4 '08
Total	**1,320**	**9.6 – 10.0%**	

** Projects commenced within the quarter to 30 September 2005*

[1] Excludes project profits except for 100% owned projects commenced prior to 1 January 2005 and joint ventures
[2] Westfield Group share 50% - US$220m

Current Projects
- Australia & New Zealand – Approx A$1.0 billion

Forecast	Total Cost[1] A$ million	Yield Range	Anticipated Completion
Helensvale (Gold Coast)	180[2]	11.6%	Opened 13 October '05
Tuggerah (Sydney)	120	9.3 – 9.6%	Qtr 4 '05
Queensgate (Wellington)	NZ 170	8.8 – 9.1%	Qtr 4 '05
Parramatta (Sydney)	105	8.0 – 8.3%	Qtr 2 '06
Liverpool (Sydney)	200[3]	8.9 – 9.2%	Qtr 4 '06
Chermside (Brisbane)*	180	10.3 – 10.6%	Qtr 4 '06
Chartwell (Hamilton)*	NZ 37	9.1 – 9.4%	Qtr 4 '06
TOTAL	**974**	**9.6 – 9.9%**	

** Projects commenced within the quarter to 30 September 2005*

[1] Excludes project profits except for 100% owned projects commenced prior to 1 January 2005 and joint ventures
[2] Westfield Group share 50% - $90m
[3] Westfield Group share 50% - $100m

Current Projects
- United Kingdom - Approx £1.8 billion

Forecast	Total Cost £ million	Yield Range	Anticipated Completion
Derby	310[1,2]	8.0 – 8.5%	Qtr 1 '08
White City	1,480[3]	5.75 – 6.0%	Qtr 2 '08

[1] *Includes project profits*
[2] *Westfield Group share 50% - £155 million*
[3] *Westfield Group share 50% - £870 million*

Future Projects

United States

- Annapolis (Annapolis, Maryland)
- Fashion Square (Sherman Oaks, California)
- Galleria at Roseville (Roseville, California)
- Garden State Plaza (Paramus, New Jersey)
- Hawthorn (Vernon Hills, Illinois)
- Horton Plaza (San Diego, California)
- Montgomery (Bethesda, Maryland)
- Old Orchard (Skokie, Illinois)
- Plaza Bonita (San Diego, California)
- Southgate (Sarasota, Florida)
- Southcenter (Seattle, Washington)
- Southpark (Cleveland, Ohio)
- UTC (San Diego, California)

Australia & New Zealand

- Albany (NZ)
- Belconnen (ACT)
- Doncaster (VIC)
- Fountain Gate (VIC)
- Kotara (NSW)
- Macquarie (NSW)
- Manukau (NZ)
- Mt Gravatt (QLD)
- Newmarket/277 (NZ)
- North Lakes (QLD)
- Pacific Fair (QLD)
- Plenty Valley (VIC)
- St. Lukes (NZ)
- Sydney CBD (NSW)
- Tea Tree Plaza (SA)

United Kingdom

- Broadway (Bradford)
- Merry Hill (Birmingham)
- The Friary (Guildford)
- Sprucefield (Northern Ireland)
- The Broadmarsh Centre (Nottingham)

Shopping Centre Operating Performance

	Portfolio Leased[1]	Specialty Occupancy Cost[1]	Lease Deals Completed[2]		Average Specialty Store Rent	
			Number	Area	Amount[1]	Growth[3]
United States	93.8%	13.6%	1,015	3,125,695 sqft	US$38.45 psf	3.2%
Australia & New Zealand	>99.5%	15.4%	2,188	250,480 sqm	A$1,143 psm NZ$985 psm	5.3%
United Kingdom	>99%	n/a	126	54,994 sqm	£501psm	3.7%

[1] *As at 30 September 2005*
[2] *9 months to 30 September 2005*
[3] *30 September 2005 compared to 30 September 2004 – excludes newly acquired centres*

Retail Sales Overview

	Period to 30 September 2005			
	12 months		9 months	3 months
	$	Growth[1]	Growth[1]	Growth[1]
United States				
Specialties	US$7.2 bn	5.2%	5.6%	5.7%
Australia				
Majors		4.1%	5.3%	7.2%
Specialities		4.3%	3.0%	2.1%
Total	A$16.9 bn	4.5%	4.5%	5.0%
United Kingdom	n/a	(0.8)%	(1.1)%	(1.4)%
New Zealand				
Specialties	—	1.3%	0.7%	0.7%
Total	NZ$1.6 bn	1.0%	0.6%	0.9%

[1] All sales growth figures are reported on a comparable basis
[2] BRC-KPMG retail sales report



Historical Performance – United States



Percentage Stores Leased[1]
96%
95%
94%
93%
92%
91%
90%
89%
88%
87%
Acquisition of Centermark portfolio*
Acquisition of Trizec Hahn portfolio
Acquisition of Rodamco North America & Jacobs portfolio
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
* Acquired in 1994 at 88% leased
Specialty Store Sales per sqft[1]
$450
$400
$350
$300
$250
$200
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
Specialty Store Rent per sqft[1]
$40
$35
$30
$25
$20
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004

- At no time in the history of Westfield America Trust did like for like rental income ever decrease

[1] As at 31 December

Historical Performance – Australia



Occupancy Rates[1]
100%
98%
96%
94%
92%
90%
Introduction of GST
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
Specialty Store Sales per sqm[1]
$9,000
$8,000
$7,000
$6,000
$5,000
Introduction of GST
Specialty Store Rent per sqm[1]
$1,200
$1,050
$900
$750
$600

- At no time in the history of Westfield Trust (since 1982) did like for like rental income ever decrease

[1] As at 31 December

Appendices

Page Number

- Global Development Activity – Value Creation 15
- Comparable Retail Sales Growth by Category 16
- Development Activity – pictorial of key major projects
  - United States
    - San Francisco (San Francisco, California) 18
    - Century City (Los Angeles, California) 20
    - Topanga (Los Angeles, California) 23
  - Australia
    - Helensvale (Helensvale, QLD) 26
    - Parramatta (Parramatta, NSW) 29
    - Chermside (Chermside, QLD) 32
  - United Kingdom
    - Derby (East Midlands) 35
    - White City (Central London) 37

Global Development Activity

Analysis of Value Creation from Development

	United States	Australia & New Zealand	United Kingdom		TOTAL[3]
			Derby	White City	
Forecast project cost					
- Total	US$1.3bn	A$1.0bn	£310m	£1.48bn	A$6.9bn
- WDC share	US$1.1bn	A$780m	£155m	£870m	A$4.6bn
Forecast development yield	9.6 – 10.0%	9.6 – 9.9%	8.0 – 8.5%	5.75 – 6.0%	
Average cap rate of existing portfolio[1]	6.9%	6.7%	5.0%	5.0%	
WDC forecast value creation[2]	US$390m	A$255m	£50m	£70m	A$1.0bn
– % of WDC share	35%	33%	32%	8%	

[1] *Portfolio cap rates as at 30 June 2005 balance sheet*
[2] *Value creation based on the mid point of forecast development yield (after management fee)*
[3] *Based on exchange rates as at 30 September 2005 : AUD/USD 0.7610, AUD/GBP 0.4321, AUD/NZD 1.099*

Comparable Retail Sales Growth by Category - Australia

	Period to 30 September 2005		
	12 months	9 months	3 months
Department Stores	2.2%	4.9%	4.8%
Discount Dept. Stores	4.6%	4.5%	6.4%
Supermarkets	3.3%	3.7%	6.4%
Cinemas	(8.4)%	(10.4)%	(9.6)%
Mini Majors	5.6%	5.5%	7.2%
Fashion	5.0%	3.3%	2.3%
Food Catering	4.5%	3.6%	2.9%
Food Retail	5.6%	5.2%	7.2%
Footwear	3.4%	3.9%	1.9%
General Retail	4.3%	3.9%	3.4%
Homewares	0.5%	2.0%	3.1%
Jewellery	2.5%	1.1%	(1.1)%
Leisure	(0.9)%	(3.9)%	(6.6)%
Retail Services	9.1%	7.0%	5.9%

Comparable Retail Sales Growth by Category - United States

	Period to 30 September 2005		
	12 months	9 months	3 months
Fashion	6.6%	7.3%	7.9%
• Women's ready to wear	4.6%	5.5%	7.1%
• Unisex	8.3%	8.8%	7.5%
Jewellery	1.4%	2.2%	2.2%
Leisure	5.6%	5.7%	4.1%
Food Retail	3.8%	3.5%	4.1%
General Retail	2.4%	3.1%	4.1%
Cinemas	(4.1)%	(4.8)%	(6.5)%

Development – San Francisco (US)


Bloomingdales
Nordstrom
Dome
Market Street
Current Construction

Development – San Francisco (US)


4TH LEVEL: UNDER THE DOME
Artist Impression – On Completion

Development – Century City (US)


Santa Monica Blvd
New Dining Terrace
New AMC
Construction Site

Development – Century City (US)


Current Construction
New Dining Terrace
New AMC
Construction Site

Development – Century City (US)


Artist Impression – On Completion

Development – Topanga (US)


Current Construction
Sears
New Nordstrom
New Neiman Marcus
Macys
New Target

Development – Topanga (US)


Artist Impression – On Completion
Baroli

Development – Topanga (US)

Site Plan



OWENSMOUTH AVENUE
TARGET
NORDSTROM
VANOWEN GARAGE
VANOWEN STREET
Macy's
TOPANGA GARAGE
Neiman Marcus
VICTORY BOULEVARD
TOPANGA CANYON BOULEVARD

Development – Helensvale (Aus)


Site Overview
Pacific Motorway

Development – Helensvale (Aus)



Development – Helensvale (Aus)


Opening Day

Development – Parramatta (Aus)


Current Construction
New Cinemas
Existing Centre

Development – Parramatta (Aus)



Bus/Rail Interchange
Existing Centre
New Cinemas

Development – Parramatta (Aus)


Artist Impression – On Completion

Development – Chermside (Aus)

Site Plan



TARGET
MYER
COLES
BILO
KMART

Development – Chermside (Aus)


Current Construction
Site Plan

Development – Chermside (Aus)


Artist Impression – On Completion

Development – Derby (UK)



New Debenhams
New Marks & Spencer

Development – Derby (UK)


Artist Impression – On Completion

Development – White City (UK)


Current Construction

Development – White City (UK)


Model of completed project

Development – White City (UK)


View on completion

Development – White City (UK)


View on completion

7 November 2005

Westfield

Westfield Group
Level 24, Westfield Towers
100 William Street
Sydney NSW 2011
GPO Box 4004
Sydney NSW 2001
Australia

Telephone 02 9358 7000
Facsimile 02 9358 7077
Internet www.westfield.com

The Manager
Company Announcements Office
Australian Stock Exchange Limited
Level 4, Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam

RE: WESTFIELD GROUP (ASX:WDC)
ISSUE OF STAPLED SECURITIES PURSUANT TO EXERCISE OF OPTIONS

Please be advised that 2,568 ordinary stapled securities (the "New Securities") have been issued as a consequence of the exercise of executive options.

The New Securities will rank for distributions from 1 July 2005 and will rank equally with other stapled securities currently on issue.

Yours faithfully
WESTFIELD GROUP

Simon Tuxen
Company Secretary

encl

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

**New issue announcement,
application for quotation of additional securities
and agreement**

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

Westfield Group

ABN

Westfield Holdings Limited ABN 66 001 671 496
Westfield Trust ARSN 090 849 746
Westfield America Trust ARSN 092 058 449

We (the entity) give ASX the following information.

Part 1 - All issues
You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary stapled securities
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	2,568
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Not applicable

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	Nil
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	The stapled securities were issued as a consequence of the exercise of unquoted executive options issued under the Westfield Executive Option Plan
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	7 November 2005

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	1,746,149,924	Ordinary stapled-securities

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	368,600	Options (Deutsche Bank)
		28,089,524	Options (Westfield America Trust)
		998,600	Options (Executive)

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	There will be no change in distribution policy

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	N/A
12	Is the issue renounceable or non-renounceable?	N/A
13	Ratio in which the +securities will be offered	N/A
14	+Class of +securities to which the offer relates	N/A
15	+Record date to determine entitlements	N/A
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	N/A
17	Policy for deciding entitlements in relation to fractions	N/A
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	N/A
19	Closing date for receipt of acceptances or renunciations	N/A

+ See chapter 19 for defined terms.

20	Names of any underwriters	N/A
21	Amount of any underwriting fee or commission	N/A
22	Names of any brokers to the issue	N/A
23	Fee or commission payable to the broker to the issue	N/A
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A
25	If the issue is contingent on +security holders' approval, the date of the meeting	N/A
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A
28	Date rights trading will begin (if applicable)	N/A
29	Date rights trading will end (if applicable)	N/A
30	How do +security holders sell their entitlements *in full* through a broker?	N/A
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	N/A

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A
33	+Despatch date	N/A

Part 3 - Quotation of securities
You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☑ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	N/A
39	Class of +securities for which quotation is sought	N/A
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	N/A
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	N/A

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class
N/A	

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty
- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: (Company secretary) Date: 7 November 2005

Print name: Simon Julian Tuxen

== == == == ==

+ See chapter 19 for defined terms.

27 October 2005

Westfield

Westfield Group
Level 24, Westfield Towers
100 William Street
Sydney NSW 2011
GPO Box 4004
Sydney NSW 2001
Australia

Telephone 02 9358 7000
Facsimile 02 9358 7077
Internet www.westfield.com

The Manager
Company Announcements Office
Australian Stock Exchange Limited
Level 4, Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam

RE: WESTFIELD GROUP (ASX:WDC)
ISSUE OF STAPLED SECURITIES PURSUANT TO EXERCISE OF OPTIONS

Please be advised that 2,537,107 ordinary stapled securities (the "New Securities") have been issued as a consequence of the exercise of options held by Deutsche Bank AG.

The New Securities will rank for distributions from 1 July 2005 and will rank equally with other stapled securities currently on issue.

Yours faithfully
WESTFIELD GROUP

Simon Tuxen
Company Secretary

encl

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement,
application for quotation of additional securities
and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

Westfield Group

ABN

Westfield Holdings Limited ABN 66 001 671 496
Westfield Trust ARSN 090 849 746
Westfield America Trust ARSN 092 058 449

We (the entity) give ASX the following information.

Part 1 - All issues
You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary stapled securities
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	2,537,107
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Not applicable

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes.
5	Issue price or consideration	$34,800,000
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	The stapled securities were issued as a consequence of the exercise of unquoted options issued to Deutsche Bank AG.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	27 October 2005

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	1,746,147,356	Ordinary stapled-securities

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	368,600	Options (Deutsche Bank)
		28,089,524	Options (Westfield America Trust)
		1,011,100	Options (Executive)

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	There will be no change in distribution policy

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	N/A
12	Is the issue renounceable or non-renounceable?	N/A
13	Ratio in which the +securities will be offered	N/A
14	+Class of +securities to which the offer relates	N/A
15	+Record date to determine entitlements	N/A
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	N/A
17	Policy for deciding entitlements in relation to fractions	N/A
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	N/A
19	Closing date for receipt of acceptances or renunciations	N/A

+ See chapter 19 for defined terms.

20	Names of any underwriters	N/A
21	Amount of any underwriting fee or commission	N/A
22	Names of any brokers to the issue	N/A
23	Fee or commission payable to the broker to the issue	N/A
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A
25	If the issue is contingent on +security holders' approval, the date of the meeting	N/A
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A
28	Date rights trading will begin (if applicable)	N/A
29	Date rights trading will end (if applicable)	N/A
30	How do +security holders sell their entitlements *in full* through a broker?	N/A
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	N/A

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A
33	+Despatch date	N/A

Part 3 - Quotation of securities
You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☑ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	N/A
39	Class of +securities for which quotation is sought	N/A
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	N/A
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	N/A

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class
N/A	N/A

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty
- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: (Company secretary) Date: 27 October 2005

Print name: Simon Julian Tuxen

== == == == ==

+ See chapter 19 for defined terms.

20 October 2005



Westfield Group
Level 24, Westfield Towers
100 William Street
Sydney NSW 2011
GPO Box 4004
Sydney NSW 2001
Australia

Telephone 02 9358 7000
Facsimile 02 9358 7077
Internet www.westfield.com

The Manager
Company Announcements Office
Australian Stock Exchange Limited
Level 4, Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam

RE: WESTFIELD GROUP (ASX:WDC)
HALF YEARLY UPDATE

Attached is the Westfield Group half yearly update for the 6 months to 30 June 2005 which has been sent to members.

Yours faithfully
WESTFIELD GROUP

Simon Tuxen
Company Secretary

encl


Westfield
WESTFIELD GROUP
HALF YEARLY REPORT
2005



Portfolio Summary*

	Australia	NZ	US	UK	Total
Centres	42	11	68	8	129
Retail Outlets	10,000	1,200	9,400	900	21,500
Lettable Area (million sqm)	3.3	0.3	6.5	0.4	10.5
Total Investment Value (billion)	A$18.9	NZ$2.0	US$16.6	£2.7	A$47.8

*Includes additional properties acquired since 30 June 2005.

Assets Owned & Under Management
UK 13%
Australia 40%
US 43%
NZ 4%
Gross Lettable Area
UK 4%
Australia 31%
NZ 3%
US 62%
Retail Outlets
UK 4%
Australia 46%
US 44%
NZ 6%

Cover: The recently completed development at ***Westfield Bondi Junction*** in Sydney's eastern suburbs. With a lettable area of approximately 106,000 square metres the centre has in excess of 370 retail outlets including David Jones, Myer, Target, Woolworths, Coles, a Greater Union cinema complex as well as two office towers.

Report to Securityholders



I am pleased to present this Half Year Report to securityholders covering the consolidated results of the Westfield Group for the six months ended 30 June 2005 as well as an overview of the Group's operations for the half year.

The Westfield Group announced its first result under the new International Financial Reporting Standards (A-IFRS), reporting a net profit of $1,534.5 million for the six months to 30 June 2005. Net property income, before revaluations, amounted to $1,169 million. The distribution for the period was $873.6 million, representing 51.07 cents per stapled security.

The distribution is in line with forecasts contained in the Explanatory Memorandum (dated 25 May 2004) for the merger of Westfield Holdings, Westfield Trust and Westfield America Trust, completed in July 2004.

These results reflect the underlying strength and stability of the Group's earnings which is largely attributable to the high quality of the Group's shopping centre portfolio in established markets around the world.

The Group's shopping centre operations in all markets continued to perform well during the half year. Specialty retail sales continue to show positive signs in the United States, Australian and New Zealand markets with the United Kingdom remaining relatively flat. In particular, in the United States, the Group has reported strong performances on both the East and West coasts.

Leasing also continues to be strong in all markets with Australia, New Zealand and the United Kingdom at almost full occupancy. In the United States the portfolio is currently 93.5% leased compared to 92.5% at the same time last year.

At 30 June 2005, the Westfield Group had interests in 126 shopping centres with a value of approximately $46.3 billion. The centres accommodate 20,900 retailers and comprise 10.2 million square metres of retail space.

Other highlights for the period include:

- Commencement of 5 additional developments with an aggregate project cost of $1.5 billion. The Group's current development program with 17 projects under construction for an aggregate project cost of $6.7 billion (Westfield Group share: $4.1 billion), is larger than at any time in the Group's history.
- Acquisition of $1.2 billion of shopping centre assets:

  - $650 million in Australia;
  - US$320 million in the United States; and
  - £65 million in the United Kingdom.
- Gross value of investments under management increased by 10.5% to $46.3 billion. The increased value of the Group's shopping centre portfolio has been driven by revaluations, the acquisition of new properties and the completion of redevelopments.
- Further diversification of the Group's debt funding sources with a debut issue in the Eurobond market raising the equivalent of A$2.35 billion.

OUTLOOK

It has been another positive period for the Group with the strong operating results, ongoing development, acquisition and financing transactions undertaken over the last six months further strengthening the platform for future income and capital growth. The directors are therefore confident in reconfirming the distribution forecasts contained in the Explanatory Memorandum for the periods to 30 June 2006 as well as the financial year distribution forecast to 31 December 2005 of 106.5 cents per stapled security.

Frank Lowy, AC
Chairman

Group Financial Performance

FINANCIAL HIGHLIGHTS

Net Property Income	$1,168.7 m
Profit After Tax	$1,534.5 m
Distribution	$873.6 m
Earnings per Security	90.36 cents
Distribution per Security	51.07 cents
Total Assets	$36,420.9 m
Total Liabilities	$19,283.3 m
Net Assets	$17,137.6 m
Adjusted Net Tangible Asset per security	$11.28[1]
Gearing	39.8%[2]

The Group's first result following the introduction of the International Financial Reporting Standards (A-IFRS), reported a net profit of $1,534.5 million for the six months to 30 June 2005. The distribution of $873.6 million (51.07 cents per security) is in line with merger forecasts.

It is important to highlight that, due to seasonality, foreign exchange movements and the application of A-IFRS, the results for the 6 months to June 2005 do not directly reflect the underlying operating performance of the Group when compared with the results for the 6 months to December 2004. For example, the impact on the Income Statement of property revaluations (required to be included following the introduction of A-IFRS) are significant in each period (ie. June 2005 - $1.2 billion and December 2004 - $2.8 billion).

Earnings per security for the period is 90.36 cents. As a consequence of the introduction of A-IFRS, the Group's earning's per security include non-cash items such as the increase in value of properties in the Group's portfolio, unrealised gains (or losses) on the Group's treasury and hedging instruments and deferred tax on these items. Accordingly these non-cash items do impact the amount which can properly be distributed to Securityholders.

[1] NTA per security after excluding the impact of the application of A-IFRS.
[2] Gearing as measured under the Group's global bond offerings.

The Group's distribution for the period is 51.07 cents per security and the distribution forecast for the 12 months to 31 December 2005 is confirmed at 106.5 cents per security.

Total assets have increased since 31 December 2004 from $33.9 billion to $36.4 billion. During the same period, the gross value of investments under management rose by 10.5% from $41.9 billion to $46.3 billion. The increased value of the Group's shopping centre portfolio for the period has been driven by revaluations, the acquisition of new properties and the completion of redevelopments. As a result, the net tangible asset per security at 30 June 2005, excluding the impact of the application of A-IFRS, was $11.28.

The Group has continued to strengthen its financing structure by further diversifying its funding mix and lengthening its debt maturity profile. During the period, the Group raised the equivalent of A$2.35 billion from the Eurobond market through its first issue denominated in both Euro and Sterling.

The Group's gearing level at 30 June 2005 (determined using the methodology required under the Group's bond issues), was 39.8%. Based on equity market capitalisation of $30.6 billion (at 30 June 2005), net debt to total market capitalisation was 34%.

The total distribution for the period of 51.07 cents per stapled security comprises:

- distributions from both Westfield Trust and Westfield America Trust totalling 44.66 cents per security (87.4% of the total distribution) which are tax advantaged to approximately 33.5%; and
- a fully franked dividend from Westfield Holdings of 6.41 cents per security (12.6% of total the distribution).

Group Operating Performance

AUSTRALIA AND NEW ZEALAND

Net Property Income	$532 m
Group Property Investments	$15,000 m
Centres	51
Annual Retail Sales	$17.3 bn
Retail Outlets	10,700
Lettable Area (m sqm)	3.4

The Australian and New Zealand operations contributed net property income of $532m for the reporting period and represents a comparable mall income growth of approximately 5.8%. This performance reflects the steady retail conditions which prevailed in the reporting period as well as the quality of the portfolios in both regions, with occupancy rates continuing to be in excess of 99.5%.

Retail sales in the Group's 40 Australian centres totalled $15.8 billion, up 7.8% for the 12 months to 30 June 2005. On a comparable basis, total sales increased 4.5% with specialty store sales up 5.7%. Retail sales at the Group's 11 shopping centres in New Zealand increased 3.3% to NZ$1.6 billion for the 12 months to 30 June 2005. On a comparable basis, total sales increased 1.8% with specialty store sales up 3.0%.

PROPERTY TRANSACTIONS

During the period the Group announced the acquisition of a 50% interest in Penrith Plaza, Sydney for $404.3 million (net of acquisition costs and inclusive of project costs to date) as well as a 50% interest in Woden Plaza, Canberra for $245.3 million (net of acquisition costs). Following the acquisition of these interests, Westfield Group has been appointed manager of both properties effective from 1 July 2005.

DEVELOPMENT PROJECTS

In Australia there are currently 6 projects under construction. The $60 million redevelopment of Westfield Innaloo in Perth is expected to be finished in the third quarter of 2005. The Group's $180 million development of Westfield Helensvale on Queensland's Gold Coast is progressing ahead of schedule and is expected to be completed in October 2005. Two other projects are expected to be completed in late

2005 – the $120 million redevelopment of Westfield Tuggerah, on the NSW Central Coast and the $65 million upgrade of Westfield Mt Druitt in Sydney. The $105 million redevelopment of Westfield Parramatta in Sydney is currently scheduled for completion by the second quarter of 2006.

During the period we also commenced the $200 million redevelopment of Westfield Liverpool in western Sydney which is anticipated to be complete for opening before Christmas 2006.

In New Zealand, the NZ$170 million redevelopment of Westfield Queensgate in Wellington is progressing well and is expected to be completed at the end of 2005.

The current target weighted average yield range of the projects under construction in Australia and New Zealand is 9.6% to 9.9%. This reflects the Group's incremental income yield on the Group's project cost.

UNITED KINGDOM

Net Property Income	$91m*
Group Property Investments	$3,351m
Centres	8
Retail Outlets	900
Lettable Area (m sqm)	0.4

* Net of interest expense.

In the last six months our operations in the United Kingdom have expanded significantly as a consequence of the Group's acquisition of properties as part of the Duelguide transaction. In a subsequent related transaction, the Group has increased its ownership interest in the White City project in London and expanded its role in the development and future management of this landmark asset.

Our expansion strategy in the UK is to focus on the ownership, management and development of major regional shopping centre assets.

During the period, construction commenced on the Group's first development project in the UK - the £310 million redevelopment of The Eagle Centre at Derby.

Group Operating Performance cont'd

Property income for the period from the UK operations was $81 million. This reflects a full six months contribution from the shopping centres acquired as part of the Duelguide transaction and an overall mall income growth of 3.2%. At 30 June 2005, the portfolio was in excess of 99% leased.

Generally, retail conditions in the United Kingdom remained relatively flat for the six months.

PROPERTY TRANSACTIONS

During the period, the Group acquired a further 25% interest in the super regional shopping centre development project at White City, West London, for £65 million - increasing the Group's interest in the White City centre to 50%.

The Group's total investment in White City is now expected to be in the range of £850 to £870 million including the cost of acquiring Westfield's 50% interest for £130 million, with an initial yield range of 5.75% to 6.0%. The White City project is scheduled for completion in the first half of 2008. With over 150,000 square metres of retail and leisure space, White City will be the largest shopping centre in greater London.

During the period, the Group and its joint venture partner, Hermes, sold the Brunel Centre in Swindon for £130 million (Westfield Group share: £65 million). The Brunel Centre was originally acquired in May 2000 for £104 million (Westfield Group share: £52 million).

UNITED STATES



Net Property Income	$556 m
Group Property Investments	$17,304 m
Centres	67
Annual Retail Sales - specialties	US$7.0 bn
Retail Outlets	9,300
Lettable Area (m sqm)	6.4

The United States operations contributed net property income of $556 million during the reporting period which represents comparable mall income growth of 4.0%. This result reflects the strong retail conditions in the US, particularly in our East Coast and West Coast regions.

During the 12 months to 30 June 2005, sales per square foot in the Group's US centres increased by 5.1% to US$414 per square foot.

At June 2005 the portfolio was 93.5% leased, which is ahead of the 92.5% last year. New leases totalling 2.1 million square feet were completed during the six months. New mall shop rents represent a 19.1% increase over expiring rents. The average portfolio rent at June 2005 of US$38.47 per square foot represents a 3.3% increase over the 6 months to June 2004.

PROPERTY TRANSACTIONS

In the United States, during the reporting period, the Group purchased:

- Chicago Ridge in Chicago, Illinois for US$108 million at a yield of 8.0%;
- A further 25% interest in Westfield Valencia, Los Angeles, California for US$69 million at a current yield of 8.1%, taking its interest to 50%; and
- Sunrise Mall in Massapequa, New York for US$143 million at a yield of 7.9%.

DEVELOPMENT PROJECTS

During the period, the Group completed the US$120 million redevelopment of Westfield Franklin Park in Toledo, Ohio as well as the US$140 million redevelopment of Westfield Wheaton in Wheaton, Maryland.

The Group currently has 8 projects under construction in the US portfolio totalling US$1.2 billion with a target weighted average project yield range of 9.5% – 9.9%. During the period, 3 new projects commenced – the US$330 million expansion of Westfield Topanga scheduled for completion of the main retail area in the 1st quarter of 2007; the US$50 million redevelopment of Westfield Sarasota, Florida; and the US$20 million redevelopment at Westfield Southlake in Indiana. The projects in Florida and Indiana are both due for completion in the 4th quarter of 2006.

The largest project undertaken by the Group in the US – the US$440 million redevelopment of San Francisco Center in downtown San Francisco, California, is continuing on schedule with completion anticipated for 4th quarter 2006. Westfield's share of this development is US$220 million.

Note: All amounts quoted in Australian dollars unless otherwise stated.

Abridged Consolidated Financial Statements

In the following Financial Statements we have provided a summary of the Income Statement, Statement of Proposed Distribution, Balance Sheet and Cash Flow Statement prepared under International Financial Reporting Standards (A-IFRS) for the six months ended 30 June 2005.

The full financial Statements of Westfield Group, comprising Westfield Holdings Limited and its controlled entities can be viewed on our website at **www.westfield.com** or requested from Westfield Group Investor Relations on +61 2 9358 7877.

We wish to point out that as the merger to form the Westfield Group occurred in July 2004, there are no comparable results for the Group in respect of the half year ended 30 June 2004. In addition, due to seasonality, foreign exchange movements and the application of A-IFRS, the results for the six months ended 30 June 2005 do not directly reflect the underlying operating performance of the Group when compared with the results for the six months ended 31 December 2004. Accordingly, no comparatives have been included in the abridged Consolidated Financial Statements of the Westfield Group appearing on pages 10 through 13 of this Half Year Report.

Income Statement

FOR THE HALF YEAR ENDED 30 JUNE 2005*

	A$M
Property Income	1,437
Contribution from equity accounted investments	92
Property revaluations (including equity accounted properties)	1,215
Other net income and net profit from asset sales	51
Total Income	**2,795**
Property and corporate expenses	(476)
Goodwill on acquisitions (due to the recognition of deferred tax liabilities)	(50)
EBIT	**2,269**
Financing costs	(272)
Mark to market of derivatives and preference shares	(278)
Total financing costs	**(550)**
Profit before tax	**1,719**
Tax expense: current	(35)
Tax expense: deferred	(137)
Total tax expense	**(172)**
Minority interest	(12)
Profit after tax	**1,535**
Earnings per security (cents)	**90.36**

* No comparatives have been provided as explained on page 9.

Statement of Proposed Distribution

FOR THE HALF YEAR ENDED 30 JUNE 2005*

	A$M
Profit after tax	**1,535**
Less:	
- Property revaluation (net of minority interests and amortisation of tenant allowances)	(1,200)
- Other	(1)
Add:	
- Project profits distributed	75
- Mark to market of derivatives and preference shares	278
- Deferred tax	137
- Goodwill on acquisitions (due to the recognition of deferred tax liabilities)	50
Distribution	**874**
Distribution per security (cents)	**51.07**

* No comparatives have been provided as explained on page 9.

Balance Sheet

AS AT 30 JUNE 2005*

	A$m
Cash	603
Property investments	
- Shopping centres	29,119
- WIP and development properties	895
Net investments in equity accounted entities	3,548
Other assets	2,256
Total assets	**36,421**
Interest bearing liabilities	14,380
Other financial instruments	1,880
Finance lease liabilities	104
Deferred tax	1,410
Other liabilities and minority interests	1,509
Total liabilities	**19,283**
Net assets	**17,138**

* No comparatives have been provided as explained on page 9.

Cash Flow Statement

FOR THE HALF YEAR ENDED 30 JUNE 2005*

	A$M
Cash flows from operating activities	
Cash flows from trading activities	1,145
Income tax, withholding tax and goods and services tax paid	(143)
Net cash flows from operating activities	**1,002**
Cash flows from investing activities	
Acquisition of property investments	(284)
Payments for capital expenditure of property investments	(592)
Proceeds from the sale of property investments	43
Payments for purchases of property, plant and equipment	(12)
Net cash flows used in investing activities	**(845)**
Cash flows from financing activities	
Proceeds from the issues of securities	568
Net proceeds from interest bearing liabilities	835
Net financing costs	(425)
Dividends/distributions paid	(873)
Other	92
Net cash flows from financing activities	**197**
Net increase in cash and cash equivalents held	354
Add opening cash and cash equivalents brought forward	221
Effects of exchange rate changes on opening cash	(1)
Cash and cash equivalents at the end of the year	**574**

* No comparatives have been provided as explained on page 9.

Other Investor Information

eCOMMUNICATIONS

You can now elect to receive your securityholder communications by email as 'eCommunications'.

You can choose to receive this half year report, the annual reports, notices of meetings and distribution statements by email. You will receive securityholder communications as soon as they are released as well as helping the environment by reducing the amount of paper used to publish documents.

To register for this service, please complete the following steps:

1. Go to westfield.com/corporate/investor and choose *Register Your Email.*
2. Enter your SRN/HIN and verify your postcode (inside Australia) or your country of residence (outside Australia).
3. Then scroll down to email address and choose *Amend.*

Your details will be updated at this point and we will then respond by sending you a link to the website to access your eCommunications online.

Remember to please keep us up to date with your email address.

SECURE ACCESS TO YOUR SECURITYHOLDING DETAILS 24 HOURS A DAY

Online: You can go to westfield.com/corporate to access your securityholding information as well as extensive information on the Group including the latest press releases, results announcements, presentations and more.

To view your securityholding, you will need your SRN/HIN and you will be asked to verify your postcode (inside Australia) or your country of residence (outside Australia).

Phone: You can confirm your holding balance, request forms and access distribution and trading information by phoning 1300 132 211, pressing 2. You may be asked to enter your SRN/HIN.



WESTFIELD GROUP DISTRIBUTIONS

Westfield Group Securities: The Westfield Group stapled securities commenced trading on the Australian Stock Exchange on 5 July 2004 under the code 'WDC'.

A Westfield Group stapled security comprises;

- 1 Westfield Holdings share
- 1 Westfield Trust unit
- 1 Westfield AmericaTrust unit

and trade together as one security.

Your interim distribution was paid at the end of August 2005 and your final distribution will be paid at the end of February 2006. To ensure timely receipt of your distribution, please consider the following:

Direct Credit: You can receive your distribution payment efficiently and safely by having it direct credited to your bank account. If you wish to register for direct credit, please complete the form and return it to the registry. A form can be downloaded from westfield.com/corporate/investor or by phoning our registry on 1300 132 211 (Please have your SRN/HIN available for you to quote).

Distribution Reinvestment Plan (DRP): A Westfield Group DRP was introduced in February 2005 and you can elect to participate in the DRP by completing a DRP form. A form can be downloaded from Westfield.com/corporate/investor or by phoning our Registry on 1300 132 211 (please have your SRN/HIN available for you to quote).

Tax File Number (TFN): You are not required by law to provide your Tax File Number, Australian Business Number or Exemption. However, if you do not provide your TFN, ABN or Exemption, withholding tax at the highest marginal rate, currently 48.5% for Australian resident members, may be deducted from distributions paid to you.

If you have not supplied this information and wish to do so, please advise the Registry or your sponsoring broker.

Completion of Forms for Joint Holdings: Instructions from a joint securityholding must be signed by all joint holders. Instructions from a company must be executed by a Director jointly with either another Director or a Company Secretary. A Sole Director who is also the Sole Company Secretary must sign in this capacity. To sign under a Power of Attorney, you must have already lodged this document with the Registry.

Other Investor Information cont'd

COST BASE OF NEW SECURITIES

The information contained in the table below has been provided to assist you in calculating the cost base of any new securities that you may have acquired during the period.

	Westfield Holdings share	Westfield Trust unit	Westfield America Trust unit	TOTAL
Relative Net Tangible Asset per Ordinary Security (ASX Code: WDC) as at 30 June 2005				
Value	$0.71	$5.19	$4.09	$9.99
%	7.11	51.95	40.94	100
DRP Securities (ASX Code: WDCNA) Issued 28 February 2005 Cost Base	$1.54	$8.30	$6.80	$16.64
DRP Securities (ASX Code: WDCNB) Issued 31 August 2005 Cost Base	$1.21	$8.87	$6.99	$17.07

CALENDAR OF EVENTS

DATE	EVENT
November 2005	3rd Quarter Operational Review
31 December 2005	Financial Year End
February 2006	Year End Results released Six monthly income distribution paid
March/April 2006	Annual Report released
May 2006	1st Quarter Operational Review Annual General Meeting
30 June 2006	Half Year End
July 2006	Annual Taxation Statements issued
August 2006	Half Year Results released Six monthly income distribution paid

Corporate Directory

Westfield Group

Westfield Holdings Limited
ABN 66 001 671 496

Westfield Trust
ARSN 090 849 746
Responsible entity Westfield
Management Limited
ABN 41 001 670 579
AFS Licence No 230329

Westfield America Trust
ARSN 092 058 449
Responsible entity Westfield America
Management Limited
ABN 66 072 780 619
AFS Licence No 230324

Registered Office

Level 24, Westfield Towers
100 William Street
Sydney NSW 2011
Telephone: +61 2 9358 7000
Facsimile: +61 2 9358 7077

United States Office

12th Floor
11601 Wilshire Boulevard
Los Angeles California 90025
Telephone: +1 310 478 4456
Facsimile: +1 310 478 1267

New Zealand Office

Level 3
Corner Remuera Road & Nuffield Street
Newmarket, Auckland
Telephone: +64 9 978 5050
Facsimile: +64 9 978 5070

United Kingdom Office

6th Floor, MidCity Place
71 High Holborn
London WC1V 6EA
Telephone: +44 20 7061 1400
Facsimile: +44 20 7061 1401

Secretaries

Maureen T McGrath
Simon J Tuxen

Auditors

Ernst & Young
The Ernst & Young Centre
680 George Street
Sydney NSW 2000

Investor Information

Westfield Holdings Limited
Level 24, Westfield Towers
100 William Street
Sydney NSW 2011
Telephone: +61 2 9358 7877
Facsimile: +61 2 9358 7881
E-mail: investor@au.westfield.com
Website: www.westfield.com/corporate

Principal Share Registry

Computershare Investor Services Pty Ltd
Level 3, 60 Carrington Street
Sydney NSW 2000
GPO Box 7045
Sydney NSW 2001
Telephone: +61 3 9415 4070
Enquiries: 1300 132 211
Facsimile: +61 3 9473 2500
E-mail: webqueries@computershare.com.au
Website: computershare.com

Listing

Australian Stock Exchange – WDC

Website

westfield.com

Westfield

13 October 2005



Westfield Group
Level 24, Westfield Towers
100 William Street
Sydney NSW 2011
GPO Box 4004
Sydney NSW 2001
Australia

Telephone 02 9358 7000
Facsimile 02 9358 7077
Internet www.westfield.com

The Manager
Company Announcements Office
Australian Stock Exchange Limited
Level 4, Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam

WESTFIELD GROUP OPENS NEW CENTRE IN QUEENSLAND (ASX:WDC)

Attached is a media release.

Yours faithfully
WESTFIELD GROUP

Simon Tuxen
Company Secretary



13 October 2005

WESTFIELD GROUP OPENS NEW CENTRE IN QUEENSLAND

The Westfield Group (ASX: WDC) announced that Queensland Premier Peter Beattie will tomorrow officially open the new Westfield Helensvale shopping centre on the Gold Coast.

The $180 million development is a 50:50 joint venture between Westfield Group and QIC Real Estate and is the first shopping centre development between the two groups.

The project was completed several months ahead of schedule and is the second "greenfield" development for Westfield in Queensland in recent years.

Westfield Helensvale, located at the junction of the Pacific Motorway and Gold Coast Highway, has 42,000 square metres of leasable area and 5 major retailers including Coles, Woolworths, K-Mart, Target and Aldi, and 150 specialty stores. It also features a Main Street precinct with outdoor dining, family restaurants, cafes and a hotel and has direct pedestrian access to the Helensvale railway station.

The project generated more 2,000 jobs during construction, and 1,200 on completion.

Westfield managing director, Steven Lowy, said the new centre would be a significant addition to the Group's Australian portfolio of 42 centres.

"Helensvale's main trade area serves one of Australia's fastest-growing regions, with population forecast to grow at 5% per annum over the next five years," he said.

"We are extremely pleased with the outcome of this project which not only was completed ahead of schedule but has also exceeded the Group's original investment return estimates, forecast to deliver an immediate capital appreciation of over 25%."

Westfield Group's total investment in Queensland is more than $2 billion with interests in seven centres, five in Brisbane and two on the Gold Coast.

In addition Westfield is investing a further $180 million in the redevelopment of Westfield Chermside due for completion in late 2006, and has plans to begin the Stage Two redevelopment of Westfield North Lakes over the next 12 to 18 months.

ENDS

The Westfield Group is an internally managed, vertically integrated, shopping centre group undertaking ownership, development, design, construction, funds/asset management, property management, leasing and marketing activities and employing in excess of 4,000 staff worldwide.

Westfield has investment interests in 130 shopping centres in four countries (US, Australia, New Zealand and UK), with a total value of approximately A$48 billion and is the largest retail property group in the world by equity market capitalisation.

westfield.com
Westfield Holdings Limited ABN 66 001 671 496 **Westfield Management Limited** ABN 41 001 670 579 AFS Licence 230329 as responsible entity for **Westfield Trust** ABN 55 191 750 378 ARSN 090 849 746 **Westfield America Management Limited** ABN 66 072 780 619 AFS Licence 230324 as responsible entity for **Westfield America Trust** ABN 27 374 714 905 ARSN 092 058 449

For further information please contact Julia Clarke on +61 2 9358 7426

media release

Australian Securities &
Investments Commission

posted to ASIC 10/10.

RECEIVED

2006 SEP 18 A 11:21

OFFICE OF INTERNATIONAL CORPORATE FINANCE

SENDER TO KEEP

BN4680342

Form 484
Corporations Act 2001

Change to company details

Sections A, B or C may be lodged independently with this signed cover page to notify ASIC of:

A1 Change of address
A2 Change of name - officeholders or members
A3 Change - ultimate holding company

B1 Cease company officeholder
B2 Appoint company officeholder
B3 Special purpose company

C1 Cancellation of shares
C2 Issue of shares
C3 Change to share structure
C4 Changes to the register of members

If there is insufficient space in any section of the form, you may photocopy the relevant page(s) and submit as part of this lodgement

Company details

Refer to guide for information about corporate key

Company name
Westfield Holdings Limited

ACN/ABN
66 001 671 496

Corporate key
09623128

Lodgement details

Who should ASIC contact if there is a query about this form?

Name
Graeme Blackett

ASIC registered agent number (if applicable)
16234

Telephone number
02 9358 7967

Postal address
GPO Box 4004
Sydney NSW 2001

Total number of pages including this cover sheet

Please provide an estimate of the time taken to complete this form.
hrs mins

Signature

This form must be signed by a current officeholder of the company.

I certify that the information in this cover sheet and the attached sections of this form are true and complete.

Name
Simon Julian Tuxen

Capacity
[ ] Director
[X] Company secretary

Signature

Date signed
05/10/05
[D D] [M M] [Y Y]

Lodgement

Send completed and signed forms to:
Australian Securities and Investments Commission,
PO Box 4000, Gippsland Mail Centre VIC 3841.

Or lodge the form electronically by visiting the ASIC website
www.asic.gov.au

For help or more information
Telephone 03 5177 3988
Email info.enquiries@asic.gov.au
Web www.asic.gov.au

Section C completion guide

Standard share codes
Refer to the following table for the share class codes for sections C1, C2, C3 and C4

Share class code	Full title	Share class code	Full title
A	A	PRF	preference
B	B ...etc	CUMP	cumulative preference
EMP	employee's	NCP	non-cumulative preference
FOU	founder's	REDP	redeemable preference
LG	life governor's	NRP	non-redeemable preference
MAN	management	CRP	cumulative redeemable preference
ORD	ordinary	NCRP	non-cumulative redeemable preference
RED	redeemable	PARP	participative preference
SPE	special		

If you are using the standard share class codes you do not need to provide the full title for the shares, just the share class code.

If you are not using the standard share class code, enter a code of no more than 4 letters and then show the full title.

Sections to complete
Use the table below to identify the sections of this form to complete (please indicate the sections that have been completed). Completion of this table is optional.

	C1 - Cancellation of shares	C2 - Issue of shares	C3 - Change to share structure table	C4 - Change to members register
Issue of shares				
☐ Proprietary company	Not required	✓	✓	✓
Public company				
☐ if in response to the Annual company statement	Not required	✓	✓	✓
☒ if not in response to the Annual company statement	Not required	✓	Not required	Not required
Cancellation of shares				
☐ Proprietary company	✓	Not required	✓	✓
Public company				
☐ if in response to the Annual company statement	✓	Not required	✓	✓
☐ if not in response to the Annual company statement	✓	Not required	Not required	Not required
Transfer of shares				
☐ Proprietary company	Not required	Not required	Not required	✓
Public company				
☐ if in response to the Annual company statement	Not required	Not required	Not required	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required
Changes to amounts paid				
☐ Proprietary company	Not required	Not required	✓	✓
Public company				
☐ if in response to the Annual company statement	Not required	Not required	✓	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required
Changes to beneficial ownership				
☐ Proprietary company	Not required	Not required	Not required	✓
Public company				
☐ if in response to the Annual company statement	Not required	Not required	Not required	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required

To notify ASIC about a division or conversion of a class of shares, you must lodge a form 211 within 28 days of the change occurring.

To notify ASIC about a conversion of shares into larger or smaller numbers, you must lodge a form 2205B within 28 days of the change occurring.

C1 Cancellation of shares

Reason for cancellation
Please indicate the reason that shares have been cancelled (select one or more boxes)

Redeemable preference shares — **S.254J**

- ☐ Redeemed out of profits
- ☐ Redeemed out of proceeds of a fresh issue of shares

Capital reduction — **S.256A – S.256E**

- ☐ Single shareholder company
- ☐ Multiple shareholder company. A Form 2560 must be lodged before a capital reduction takes place

Share buy-back. — **ss.257H(3)**

- ☐ Minimum holding buy-back by listed company
- ☐ Other buy-back type. A form 280 or 281 must be lodged at least 14 days; and no more than 1 year before the share buy-back can take place

☐ Forfeited shares — **S.258D**

Shares returned to a public company — **ss.258E(2) & (3)**

- ☐ Under section 651C, 724(2), 737 or 738
- ☐ Under section 1325A (court order)

☐ Other

Description

Give section reference

Details of cancelled shares

List the details of shares cancelled in the following table

Share class code	Number of shares cancelled	Amount paid (cash or otherwise)

Earliest date of change
Please indicate the earliest date that any of the above changes occurred.

☐☐/☐☐/☐☐
[D D] [M M] [Y Y]

C2 Issue of shares

List details of new share issues in the following table.

Share class code	Number of shares issued	Amount paid per share	Amount unpaid per share
ORD	73,329	$4.55	nil

Earliest date of change

Please indicate the earliest date that any of the above changes occurred

0 4 / 1 0 / 0 5

[D D] [M M] [Y Y]

If shares were issued for other than cash, were some or all of the shares issued under a written contract?

☐ **Yes**

if yes, proprietary companies must also lodge a Form 207Z certifying that all stamp duties have been paid. Public companies must also lodge a Form 207Z and either a Form 208 or a copy of the contract.

☐ **No**

if no, proprietary companies are not required to provide any further documents with this form. Public companies must also lodge a Form 208.

C3 Change to share structure

Where a change to the share structure table has occurred (eg. as a result of the issue or cancellation of shares), please show the updated details for the share classes affected. Details of share classes not affected by the change are not required here.

Share class code	Full title if not standard	Total number of shares (current after changes)	Total amount paid on these shares	Total amount unpaid on these shares

Earliest date of change

Please indicate the earliest date that any of the above changes occurred

[D D] [M M] [Y Y]

☐☐/☐☐/☐☐

Lodgement details

Is this document being lodged to update the Annual Company Statement that was sent to you?

☐ Yes

☒ No

C4 Changes to the register of members

Use this section to notify changes to the register of members for your company (changes to the shareholdings of members):

- If there are 20 members or less in a share class, all changes need to be notified
- If there are more than 20 members in a share class, only changes to the top twenty need be notified (s178B)
- If shares are jointly owned, you must also provide names and addresses of all joint owners on a separate sheet (annexure), clearly indicating the share class and with whom the shares are jointly owned

The changes apply to
Please indicate the name and address of the member whose shareholding has changed

☐ Family name

Given names

OR

☐ Company name

ACN/ARBN/ ABN

Office, unit, level, or PO Box number

Street number and Street name

Suburb/City

State/Territory

Postcode

Country (if not Australia)

Earliest date of change
Please indicate the earliest date that any of the following changes occurred.

Date of change

☐☐/☐☐/☐☐
[D D] [M M] [Y Y]

The changes are

Share class code	Shares increased by ... (number)	Shares decreased by ... (number)	Total number now held	*Total $ paid on these shares	*Total $ unpaid on these shares	Fully paid (y/n)	Beneficially held (y/n)	Top 20 member (y/n)

* Public companies are not required to provide these details

Date of entry of member's name in register
(New members only)

Date of entry

☐☐/☐☐/☐☐
[D D] [M M] [Y Y]

C4 Continued... **Further changes to the register of members**

Use this section to notify changes to the register of members for your company (changes to the shareholdings of members):

- If there are 20 members or less in a share class, all changes need to be notified
- If there are more than 20 members in a share class, only changes to the top twenty need be notified (s178B)
- If shares are jointly owned, you must also provide names and addresses of all joint owners on a separate sheet (annexure), clearly indicating the share class and with whom the shares are jointly owned

The changes apply to
Please indicate the name and address of the member whose shareholding has changed

☐ Family name — Given names

OR

☐ Company name

ACN/ARBN/ ABN

Office, unit, level, or PO Box number

Street number and Street name

Suburb/City — State/Territory

Postcode — Country (if not Australia)

Earliest date of change
Please indicate the earliest date that any of the following changes occurred.

Date of change
[D D] / [M M] / [Y Y]

The changes are

Share class code	Shares increased by ... (number)	Shares decreased by ... (number)	Total number now held	*Total $ paid on these shares	*Total $ unpaid on these shares	Fully paid (y/n)	Beneficially held (y/n)	Top 20 member (y/n)

* Public companies are not required to provide these details

Date of entry of member's name in register
(New members only)

Date of entry
[D D] / [M M] / [Y Y]

Australian Securities & Investments Commission


posted to ASIC
10/10.

Form 484
Corporations Act 2001

Change to company details

Sections A, B or C may be lodged independently with this signed cover page to notify ASIC of:

A1 Change of address
A2 Change of name - officeholders or members
A3 Change - ultimate holding company

B1 Cease company officeholder
B2 Appoint company officeholder
B3 Special purpose company

C1 Cancellation of shares
C2 Issue of shares
C3 Change to share structure
C4 Changes to the register of members

If there is insufficient space in any section of the form, you may photocopy the relevant page(s) and submit as part of this lodgement

Company details

Refer to guide for information about corporate key

Company name
Westfield Holdings Limited

ACN/ABN
66 001 671 496

Corporate key
09623128

Lodgement details

Who should ASIC contact if there is a query about this form?

Name
Graeme Blackett

ASIC registered agent number (if applicable)
16234

Telephone number
02 9358 7967

Postal address
GPO Box 4004
Sydney NSW 2001

Total number of pages including this cover sheet

Please provide an estimate of the time taken to complete this form.
hrs mins

Signature

This form must be signed by a current officeholder of the company.

I certify that the information in this cover sheet and the attached sections of this form are true and complete.

Name
Simon Julian Tuxen

Capacity
☐ Director
☒ Company secretary

Signature

Date signed
05/10/05
[D D] [M M] [Y Y]

Lodgement

Send completed and signed forms to:
Australian Securities and Investments Commission,
PO Box 4000, Gippsland Mail Centre VIC 3841.

Or lodge the form electronically by visiting the ASIC website
www.asic.gov.au

For help or more information
Telephone 03 5177 3988
Email info.enquiries@asic.gov.au
Web www.asic.gov.au

Section C completion guide

Standard share codes
Refer to the following table for the share class codes for sections C1, C2, C3 and C4

Share class code	Full title	Share class code	Full title
A	A	PRF	preference
B	B ...etc	CUMP	cumulative preference
EMP	employee's	NCP	non-cumulative preference
FOU	founder's	REDP	redeemable preference
LG	life governor's	NRP	non-redeemable preference
MAN	management	CRP	cumulative redeemable preference
ORD	ordinary	NCRP	non-cumulative redeemable preference
RED	redeemable	PARP	participative preference
SPE	special		

If you are using the standard share class codes you do not need to provide the full title for the shares, just the share class code.

If you are not using the standard share class code, enter a code of no more than 4 letters and then show the full title.

Sections to complete
Use the table below to identify the sections of this form to complete (please indicate the sections that have been completed). Completion of this table is optional.

	C1 - Cancellation of shares	C2 - Issue of shares	C3 - Change to share structure table	C4 - Change to members register
Issue of shares				
☐ Proprietary company	Not required	✓	✓	✓
Public company				
☐ if in response to the Annual company statement	Not required	✓	✓	✓
☒ if not in response to the Annual company statement	Not required	✓	Not required	Not required
Cancellation of shares				
☐ Proprietary company	✓	Not required	✓	✓
Public company				
☐ if in response to the Annual company statement	✓	Not required	✓	✓
☐ if not in response to the Annual company statement	✓	Not required	Not required	Not required
Transfer of shares				
☐ Proprietary company	Not required	Not required	Not required	✓
Public company				
☐ if in response to the Annual company statement	Not required	Not required	Not required	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required
Changes to amounts paid				
☐ Proprietary company	Not required	Not required	✓	✓
Public company				
☐ if in response to the Annual company statement	Not required	Not required	✓	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required
Changes to beneficial ownership				
☐ Proprietary company	Not required	Not required	Not required	✓
Public company				
☐ if in response to the Annual company statement	Not required	Not required	Not required	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required

To notify ASIC about a division or conversion of a class of shares, you must lodge a form 211 within 28 days of the change occurring.

To notify ASIC about a conversion of shares into larger or smaller numbers, you must lodge a form 2205B within 28 days of the change occurring.

C1 Cancellation of shares

Reason for cancellation
Please indicate the reason that shares have been cancelled (select one or more boxes)

Redeemable preference shares — **S.254J**

- ☐ Redeemed out of profits
- ☐ Redeemed out of proceeds of a fresh issue of shares

Capital reduction — **S.256A – S.256E**

- ☐ Single shareholder company
- ☐ Multiple shareholder company. A Form 2560 must be lodged before a capital reduction takes place

Share buy-back. — **ss.257H(3)**

- ☐ Minimum holding buy-back by listed company
- ☐ Other buy-back type. A form 280 or 281 must be lodged at least 14 days, and no more than 1 year before the share buy-back can take place

☐ Forfeited shares — **S.258D**

Shares returned to a public company — **ss.258E(2) & (3)**

- ☐ Under section 651C, 724(2), 737 or 738
- ☐ Under section 1325A (court order)

☐ Other

Description

Give section reference

Details of cancelled shares

List the details of shares cancelled in the following table

Share class code	Number of shares cancelled	Amount paid (cash or otherwise)

Earliest date of change
Please indicate the earliest date that any of the above changes occurred.

[D D] / [M M] / [Y Y]

C2 Issue of shares

List details of new share issues in the following table.

Share class code	Number of shares issued	Amount paid per share	Amount unpaid per share
ORD	3,369,946	$4.54	nil

Earliest date of change

Please indicate the earliest date that any of the above changes occurred

2 8 / 0 9 / 0 5

[D D] [M M] [Y Y]

If shares were issued for other than cash, were some or all of the shares issued under a written contract?

☐ **Yes**

if yes, proprietary companies must also lodge a Form 207Z certifying that all stamp duties have been paid. Public companies must also lodge a Form 207Z and either a Form 208 or a copy of the contract.

☐ **No**

if no, proprietary companies are not required to provide any further documents with this form. Public companies must also lodge a Form 208.

C3 Change to share structure

Where a change to the share structure table has occurred (eg. as a result of the issue or cancellation of shares), please show the updated details for the share classes affected. Details of share classes not affected by the change are not required here.

Share class code	Full title if not standard	Total number of shares (current after changes)	Total amount paid on these shares	Total amount unpaid on these shares

Earliest date of change

Please indicate the earliest date that any of the above changes occurred

[D D] [M M] [Y Y]

☐ ☐ / ☐ ☐ / ☐ ☐

Lodgement details

Is this document being lodged to update the Annual Company Statement that was sent to you?

☐ Yes

☒ No

C4 Changes to the register of members

Use this section to notify changes to the register of members for your company (changes to the shareholdings of members):

- If there are 20 members or less in a share class, all changes need to be notified
- If there are more than 20 members in a share class, only changes to the top twenty need be notified (s178B)
- If shares are jointly owned, you must also provide names and addresses of all joint owners on a separate sheet (annexure), clearly indicating the share class and with whom the shares are jointly owned

The changes apply to
Please indicate the name and address of the member whose shareholding has changed

☐ Family name　　Given names

OR

☐ Company name

ACN/ARBN/ ABN

Office, unit, level, or PO Box number

Street number and Street name

Suburb/City　　State/Territory

Postcode　　Country (if not Australia)

Earliest date of change
Please indicate the earliest date that any of the following changes occurred.

Date of change
☐☐/☐☐/☐☐
[D D] [M M] [Y Y]

The changes are

Share class code	Shares increased by ... (number)	Shares decreased by ... (number)	Total number now held	*Total $ paid on these shares	*Total $ unpaid on these shares	Fully paid (y/n)	Beneficially held (y/n)	Top 20 member (y/n)

* Public companies are not required to provide these details

Date of entry of member's name in register
(New members only)

Date of entry
☐☐/☐☐/☐☐
[D D] [M M] [Y Y]

C4 Continued... Further changes to the register of members

Use this section to notify changes to the register of members for your company (changes to the shareholdings of members):

- If there are 20 members or less in a share class, all changes need to be notified
- If there are more than 20 members in a share class, only changes to the top twenty need be notified (s178B)
- If shares are jointly owned, you must also provide names and addresses of all joint owners on a separate sheet (annexure), clearly indicating the share class and with whom the shares are jointly owned

The changes apply to
Please indicate the name and address of the member whose shareholding has changed

☐ Family name

Given names

OR

☐ Company name

ACN/ARBN/ ABN

Office, unit, level, or PO Box number

Street number and Street name

Suburb/City

State/Territory

Postcode

Country (if not Australia)

Earliest date of change
Please indicate the earliest date that any of the following changes occurred.

Date of change

[D D] [M M] [Y Y]

The changes are

Share class code	Shares increased by ... (number)	Shares decreased by ... (number)	Total number now held	*Total $ paid on these shares	*Total $ unpaid on these shares	Fully paid (y/n)	Beneficially held (y/n)	Top 20 member (y/n)

* Public companies are not required to provide these details

Date of entry of member's name in register
(New members only)

Date of entry

[D D] [M M] [Y Y]


BNP PARIBAS
SECURITIES SERVICES

Date: 06-Oct-05

The Manager
Listings Department
Australian Stock Exchange Limited

No. of Pages (incl.): 3

NOTICE OF PERSON CEASING TO BE A SUBSTANTIAL HOLDER

Dear Sir/Madam,

Pursuant to Section 671 of the Corporations Law, AMP Limited hereby advises that it is no longer a substantial holder in Westfield Group.

The enclosed ASIC Form 605 discloses all required details.

Yours faithfully,

Ross Gulliford
Head of Custody
BNP Paribas Securities Services
Phone: 02 9222 0200

BNP PARIBAS FUND SERVICES AUSTRALASIA PTY LTD
Level 6 60 Castlereagh Street Sydney NSW 2000 Australia
PO BOX R209 Royal Exchange NSW 1225 Australia
Tel: +61 2 9222 0000 - Fax: +61 2 9222 0255
ABN 71 002 655 874

Form 605
Corporations Law
Section 671B
Notice of Ceasing to be a Substantial Holder

To: **Westfield Group**

ACN/ARSN:
001 671 496 (Westfield Holdings Limited)
090 849 746 (Westfield Trust)
092 058 449 (Westfield America Trust)

1. Details of substantial holder

Name: AMP Limited ACN 079 354 519 and its related bodies corporate.

The holder ceased to be a substantial holder on 04-Oct-2005
The previous notice was given to the company on 17-Jun-2005
The previous notice was dated 14-Jun-2005

2. Changes in relevant interests

Particulars of each change in, or change in the nature of, relevant interests of the substantial holder or an associate in voting securities of the company, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

WDC					
Date of change	*Person whose relevant interest changed*	*Nature of change*	*Consideration given in relation to change*	*Class and number of securities affected*	*Person's votes affected*
03-Aug-05	AMP Capital Aust. Equity Market Neutral Fund	Share acquisition	$100,750.79	Fully Paid Stapled Securities 5,545	5,545
15-Jun-2005 to 29-Sep-2005	AMP Capital Investors Limited	Share acquisition	$10,120,242.38	Fully Paid Stapled Securities 580,165	580,165
16-Jun-2005 to 27-Sep-2005	AMP Capital Investors Limited	Share disposal	-$3,483,527.93	Fully Paid Stapled Securities -202,477	-202,477
22-Jun-2005 to 28-Sep-2005	AMP Life Limited	Share acquisition	$22,341,153.41	Fully Paid Stapled Securities 1,293,924	1,293,924
15-Jun-2005 to 29-Sep-2005	AMP Life Limited	Share disposal	-$41,877,311.01	Fully Paid Stapled Securities -2,403,804	-2,403,804
16-Jun-2005 to 8-Sep-2005	Asgard SMA No. 6	Share acquisition	$28,603.71	Fully Paid Stapled Securities 1,636	1,636
27-Jun-2005 to 6-Sep-2005	Cogent Investment Operations Pty Limited <Non Resident A/c>	Share acquisition	$1,384,348.22	Fully Paid Stapled Securities 79,852	79,852
02-Aug-05	Cogent Investment Operations Pty Limited <Non Resident A/c>	Share disposal	-$98,759.07	Fully Paid Stapled Securities -5,407	-5,407
17-Jun-2005 to 28-Sep-2005	Cogent Nominees Pty Limited	Share acquisition	$12,894,183.98	Fully Paid Stapled Securities 755,710	755,710
13-Jul-2005 to 30-Sep-2005	Cogent Nominees Pty Limited	Share disposal	-$45,765,594.45	Fully Paid Stapled Securities -2,719,613	-2,719,613
16-Jun-2005 to 28-Sep-2005	Cogent Nominees Pty Limited <SMP Accounts>	Share acquisition	$50,798,988.46	Fully Paid Stapled Securities 2,912,118	2,912,118
16-Jun-2005 to 29-Sep-2005	Cogent Nominees Pty Limited <SMP Accounts>	Share disposal	-$20,662,735.83	Fully Paid Stapled Securities -1,199,369	-1,199,369
15-Jul-2005 to 6-Sep-2005	DBS Global Property Sector Fund	Share acquisition	$1,795,169.11	Fully Paid Stapled Securities 103,190	103,190
30-Jun-2005 to 28-Sep-2005	Government Employees Superannuation Board	Share acquisition	$1,186,374.81	Fully Paid Stapled Securities 69,435	69,435
06-Sep-05	Government Employees Superannuation Board	Share disposal	-$685,489.88	Fully Paid Stapled Securities -40,050	-40,050
27-Jun-05	MN Services Asian Real Estate Portfolio	Share disposal	-$43,344.57	Fully Paid Stapled Securities -2,500	-2,500
28-Jul-05	Nikko AMP Global REIT Fund	Share acquisition	$3,490,849.34	Fully Paid Stapled Securities 197,526	197,526
16-Aug-2005 to 28-Sep-2005	Queensland Local Government Superannuation Board	Share acquisition	$359,946.27	Fully Paid Stapled Securities 21,462	21,462
20-Jul-2005 to 6-Sep-2005	Queensland Local Government Superannuation Board	Share disposal	-$457,543.57	Fully Paid Stapled Securities -26,621	-26,621
15-Sep-05	State Authority Superannuation Enhanced Index Share Fund	Share acquisition	$48,459.39	Fully Paid Stapled Securities 2,800	2,800
26-Jul-05	State Authority Superannuation Scheme	Share acquisition	$227,266.09	Fully Paid Stapled Securities 12,919	12,919
30-Jun-2005 to 28-Sep-2005	Stichting Pensioenfolds - ABP	Share acquisition	$5,179,818.83	Fully Paid Stapled Securities 298,045	298,045
06-Sep-05	Stichting Pensioenfolds - ABP	Share disposal	-$2,076,566.09	Fully Paid Stapled Securities -121,312	-121,312

30-Jun-2005 to 28-Sep-2005	Stichting Pensioenfolds Hoogovens	Share acquisition	$246,473.60	Fully Paid Stapled Securities 14,461	14,461
06-Sep-05	Stichting Pensioenfolds Hoogovens	Share disposal	-$124,341.99	Fully Paid Stapled Securities -7,264	-7,264
16-Aug-2005 to 14-Sep-2005	Sun Superannuation Fund	Share acquisition	$310,452.30	Fully Paid Stapled Securities 18,181	18,181
27-Sep-05	Sun Superannuation Fund	Share disposal	-$101,715.73	Fully Paid Stapled Securities -6,000	-6,000
16-Aug-2005 to 14-Sep-2005	Telstra Listed Property Trust	Share acquisition	$1,868,311.63	Fully Paid Stapled Securities 109,258	109,258
27-Sep-05	Telstra Listed Property Trust	Share disposal	-$440,768.17	Fully Paid Stapled Securities -26,000	-26,000
19-Jul-2005 to 26-Jul-2005	UniSuper Limited	Share acquisition	$246,453.55	Fully Paid Stapled Securities 14,128	14,128

WDCNA					
16-Aug-05	AMP Capital Investors Limited	Share disposal	-$185,075.39	Fully Paid Stapled Securities -11,122	-11,122
16-Aug-05	AMP Life Limited	Share disposal	-$3,487,975.69	Fully Paid Stapled Securities -209,613	-209,613
16-Aug-05	Cogent Nominees Pty Limited	Share disposal	-$1,137,965.83	Fully Paid Stapled Securities -68,387	-68,387
16-Aug-05	Cogent Nominees Pty Limited <SMP Accounts>	Share disposal	-$2,772,023.12	Fully Paid Stapled Securities -166,587	-166,587
16-Aug-05	Government Employees Superannuation Board	Share disposal	-$225,403.33	Fully Paid Stapled Securities -13,545	-13,545
16-Aug-05	Queensland Local Government Superannuation Board	Share disposal	-$107,530.92	Fully Paid Stapled Securities -6,462	-6,462
16-Aug-05	Stichting Pensioenfolds - ABP	Share disposal	-$504,389.23	Fully Paid Stapled Securities -30,311	-30,311
16-Aug-05	Stichting Pensioenfolds Hoogovens	Share disposal	-$45,344.67	Fully Paid Stapled Securities -2,725	-2,725
16-Aug-05	Sun Superannuation Fund	Share disposal	-$66,383.52	Fully Paid Stapled Securities -3,989	-3,989
16-Aug-05	Telstra Listed Property Trust	Share disposal	-$368,630.47	Fully Paid Stapled Securities -22,153	-22,153

3. Change in association

The persons who have become associates of, ceased to be associates of, or have changed the nature of their association with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and 'ACN	*Nature of association*
No Changes	

4. Addresses

The addresses of persons named in this form are as follows:

Name	*Address*
AMP Life Limited	Level 24, 33 Alfred Street, Sydney NSW 2000
AMP Capital Investors Limited	Level 22, 33 Alfred Street, Sydney NSW 2000
Asgard Capital Management Limited	PO Box 7817, Cloisters Square WA 6850
Cogent Investment Operations Pty Limited	Level 6, 60 Castlereagh Street, Sydney NSW 2000
Cogent Nominees Pty Limited	Level 6, 60 Castlereagh Street, Sydney NSW 2000
DBS Global Property Sector Fund	8 Cross Street, # 27-01 PWC Building, Singapore 048424
Government Employee Superannuation Board	PO Box J755, Perth WA 6842
Henderson Global Investors Limited	3 Finsbury Avenue, London EC2M 2PA, United Kingdom
Nikko AMP Global REIT Fund	1-1-3 Yurakucho Chiyoda-ku, Tokyo 100-0006 Japan
QLD Local Government Superannuation Board	Of GPO Box 264, Brisbane QLD 4001
State Authority Superannuation Scheme	Level 14, 83 Clarence Street, Sydney NSW 2000
State Authority Superannuation Enhanced Index Share Fund	Level 14, 83 Clarence Street, Sydney NSW 2000
Stichting Pensioenfonds Hoogovens	PO Box 10,000, 1970 CA IJmuiden, The Netherlands
Stichting Pensioenfonds ABP	PO Box 10,000, 1970 CA IJmuiden, The Netherlands
Sun Superannuation Fund	271 Collins Street, Melbourne VIC 3000
UniSuper Limited	Level 28, 387 Collins Street, Melbourne VIC 3000
Telstra Listed Property Trust	Level 3, 215 Spring Street, Melbourne VIC 3000

This notice of change of interests of substantial holder (ASIC Form 605) comprises 2 page/s in total.

4 October 2005

Westfield

Westfield Group
Level 24, Westfield Towers
100 William Street
Sydney NSW 2011
GPO Box 4004
Sydney NSW 2001
Australia
Telephone 02 9358 7000
Facsimile 02 9358 7077
Internet www.westfield.com

The Manager
Company Announcements Office
Australian Stock Exchange Limited
Level 4, Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam

RE: WESTFIELD GROUP (ASX:WDC)
ISSUE OF STAPLED SECURITIES PURSUANT TO EXERCISE OF OPTIONS

Please be advised that 73,329 ordinary stapled securities (the "New Securities") have been issued as a consequence of the exercise of options held by Deutsche Bank AG.

The New Securities will rank for distributions from 1 July 2005 and will rank equally with other stapled securities currently on issue.

Yours faithfully
WESTFIELD GROUP

Simon Tuxen
Company Secretary

encl

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

Westfield Group

ABN

Westfield Holdings Limited ABN 66 001 671 496
Westfield Trust ARSN 090 849 746
Westfield America Trust ARSN 092 058 449

We (the entity) give ASX the following information.

Part 1 - All issues
You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary stapled securities
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	73,329
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Not applicable

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes.
5	Issue price or consideration	$1,000,000
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	The stapled securities were issued as a consequence of the exercise of unquoted options issued to Deutsche Bank AG.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	4 October 2005

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	1,743,610,249	Ordinary stapled-securities

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	403,400 28,089,524 1,011,100	Options (Deutsche Bank) Options (Westfield America Trust) Options (Executive)

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	There will be no change in distribution policy

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	N/A
12	Is the issue renounceable or non-renounceable?	N/A
13	Ratio in which the +securities will be offered	N/A
14	+Class of +securities to which the offer relates	N/A
15	+Record date to determine entitlements	N/A
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	N/A
17	Policy for deciding entitlements in relation to fractions	N/A
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	N/A
19	Closing date for receipt of acceptances or renunciations	N/A

+ See chapter 19 for defined terms.

20	Names of any underwriters	N/A
21	Amount of any underwriting fee or commission	N/A
22	Names of any brokers to the issue	N/A
23	Fee or commission payable to the broker to the issue	N/A
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A
25	If the issue is contingent on +security holders' approval, the date of the meeting	N/A
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A
28	Date rights trading will begin (if applicable)	N/A
29	Date rights trading will end (if applicable)	N/A
30	How do +security holders sell their entitlements *in full* through a broker?	N/A
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	N/A

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A
33	+Despatch date	N/A

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☑ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	N/A
39	Class of +securities for which quotation is sought	N/A
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	N/A
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	N/A

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class
N/A	N/A

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 4 October 2005
(Company secretary)

Print name: Simon Julian Tuxen

== == == == ==

+ See chapter 19 for defined terms.

29 September 2005

Westfield

Westfield Group
Level 24, Westfield Towers
100 William Street
Sydney NSW 2011
GPO Box 4004
Sydney NSW 2001
Australia

Telephone 02 9358 7000
Facsimile 02 9358 7077
Internet www.westfield.com

The Manager
Company Announcements Office
Australian Stock Exchange Limited
Level 4, Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam

SALE OF GPT GROUP SECURITIES BY WESTFIELD GROUP (ASX:WDC)

Attached is a Notice of ceasing to be a substantial holder in the GPT Group.

Yours faithfully
WESTFIELD GROUP

Simon Tuxen
Company Secretary

Westfield Holdings Limited ABN 66 001 671 496

Westfield Management Limited ABN 41 001 670 579 AFS Licence 230329
as responsible entity for **Westfield Trust** ABN 55 191 750 378 ARSN 090 849 746

Westfield America Management Limited ABN 66 072 780 619 AFS Licence 230324
as responsible entity for **Westfield America Trust** ABN 27 374 714 905 ARSN 092 058 449

Form 605

Corporations Act 2001
Section 671B

Notice of ceasing to be a substantial holder

To Company Name/Scheme General Property Trust

ACN/ARSN ARSN 090 110 357

1. Details of substantial holder(1)

Name: Westfield Group (comprising Westfield Holdings Limited [ABN 66 001 671 496], Westfield Management Limited [ABN 41 001 670 579] as responsible entity of Westfield Trust [ARSN 090 849 746] and Westfield America Management Limited [ABN 66 072 780 619] as responsible entity of Westfield America Trust [ARSN 092 058 449] and the entities listed in Annexure A)

ACN/ARSN (if applicable): Refer to above

The holder ceased to be a substantial holder on 28/09/2005

The previous notice was given to the company on 22/11/2005

The previous notice was dated 22/11/2005

2. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest (2) of the substantial holder or an associate (3) in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change (4)	Consideration given in relation to change(5)	Class (6) and number of securities affected	Person's votes affected
Refer Annexure B	Westfield Management Ltd as r/e of Westfield Trust	Refer Annexure B	Refer Annexure B	Refer Annexure B	Refer Annexure B
Refer Annexure B	Westfield Holdings Ltd	Refer Annexure B	Refer Annexure B	Refer Annexure B	Refer Annexure B

3. Changes in association

The persons who have become associates (3) of, ceased to be associates of, or have changed the nature of their association (7) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
Refer Annexure C	Members of the Westfield Group

4. Addresses

The addresses of persons named in this form are as follows:

Name	Address
Westfield Management Ltd as r/e of Westfield Trust	c/- Level 24, Westfield Towers, 100 William Street, Sydney NSW 2011
Each of the entities listed in Annexure A	c/- Level 24, Westfield Towers, 100 William Street, Sydney NSW 2011

Signature

print name Simon Tuxen capacity Company Secretary

sign here date 28/09/2005

DIRECTIONS

(1) If there are a number of substantial holders with similar or related relevant interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 4 of the form.

(2) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Act 2001.

(3) See the definition of "associate" in section 9 of the Corporations Act 2001.

(4) Include details of:

- (a) any relevant agreement or other circumstances because of which the change in relevant interest occurred. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and
- (b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of "relevant agreement" in section 9 of the Corporations Act 2001.

(5) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

(6) The voting shares of a company constitute one class unless divided into separate classes.

(7) Give details, if appropriate, of the present association and any change in that association since the last substantial holding notice.

ANNEXURE A

This is Annexure A of 3 pages referred to in the Form 605 Ceasing to be a substantial holder dated 28/09/05

THE WESTFIELD GROUP

Entities Incorporated in Australia

Adurant Pty Limited A.C.N. 003 155 628

Alphen Pty Limited A.C.N. 052 136 348

Annsa Pty Ltd A.C.N. 093 890 236

Bobian Pty Limited A.C.N 100 435 578

Cavemont Pty Limited A.C.N. 090 008 601

Descon Invest Pty Limited A.C.N. 101 292 442

Croissy Pty Ltd A.C.N. 002 863 523

Gaural Pty Ltd A.C.N. 003 101 924

Greissen Limited A.C.N. 003 293 534

Lourens Pty Limited A.C.N. 076 681 797

Lycus Pty Limited A.C.N. 002 253 161

Marchet Limited A.C.N. 008 625 250

Nauthiz Pty Ltd A.C.N. 003 087 661

Orta Pty Limited A.C.N. 008 617 810

Parliv Pty Limited A.C.N. 056 002 558

Regional Shopping Centre Nominees Pty Limited A.C.N. 050 044 785

Risemond Pty Limited A.C.N. 093 719 852

Samel Pty Limited A.C.N. 008 620 586

Titania Services Pty Ltd A.C.N. 010 746 273

Variscite Pty Ltd A.C.N. 003 089 905

Westfield Alliances (NZ) Pty Limited A.C.N 100 759 126

Westfield Alliances Carlndale Pty Limited A.C.N 098 563 252

Westfield Alliances Pty Limited A.C.N 098 357 521

Westfield America Management Limited A.C.N. 072 780 619

Westfield American Investments Pty Limited A.C.N. 003 161 475

Westfield Capital Assets Pty Limited A.C.N. 003 146 307

Westfield Capital Corporation Finance Pty Limited A.C.N. 003 077 816

Westfield Capital Corporation Limited A.C.N. 008 589 384

Westfield Capital Financial Services Limited A.C.N. 008 618 166

Westfield Custodian Pty Limited A.C.N. 098 698 652

Westfield Design and Construction Pty Limited A.C.N. 000 267 265

Westfield Developments Pty Ltd A.C.N. 001 134 676

Westfield European Investments Pty Ltd A.C.N. 003 727 651

Westfield Finance (Aust) Limited A.C.N. 093 642 865

Westfield Funds Management Limited A.C.N. 003 613 410

Westfield Gift Cards Pty Limited A.C.N. 113 171 663

Westfield Holdings Limited A.C.N. 001 671 496

Westfield Internet Shoppingtown Pty Limited A.C.N. 078 618 201

Westfield Limited A.C.N. 000 317 279

Westfield Management Limited A.C.N. 001 670 579

Westfield No. 1 Pty Limited A.C.N. 098 357 558

Westfield No. 4 Pty Limited A.C.N. 100 458 437

Westfield (Parramatta) Pty Limited A.C.N. 000 856 682

Westfield Projects (Australia) Limited A.C.N. 008 598 409

Westfield Promotion Fund Management Pty Ltd A.C.N. 011 047 215

Westfield Queensland Pty Limited A.C.N. 004 855 878

Westfield R.S.C.F. Management Limited A.C.N. 050 054 245

Westfield Services Pty Limited A.C.N. 002 861 690

Westfield Shopping Centre Management Co Pty Limited A.C.N. 000 712 710

Westfield Shopping Centre Management Co (A.C.T.) Pty Limited A.C.N. 008 612 002

Westfield Shopping Centre Management Co (Qld.) Pty Limited A.C.N. 010 310 059

Westfield Shopping Centre Management Co (S.A.) Pty Ltd A.C.N. 008 139 580

Westfield Shopping Centre Management Co (Vic.) Pty Limited A.C.N. 007 280 908

Westfield Shoppingtown Carousel Pty Ltd A.C.N. 060 037 621

Westfield U.S. Investments Pty Limited A.C.N. 062 325 786

WestUS Pty Limited A.C.N. 008 588 458

Woodfield Pty Ltd A.C.N. 001 134 685

WRS Pty Ltd A.C.N. 070 100 793

Zed Investments Pty Limited A.C.N. 003 713 362

Entities Incorporated in the United Kingdom

Westfield Shoppingtowns Limited

Westfield UK General Partner Limited

Westfield UK (Nominee) Limited

Westfield Wholesale General Partner Limited

Westfield Wholesale (Nominee) Limited

Entities Incorporated in Jersey

Westfield Management Jersey Limited

Westfield Management Jersey (Nominee) Limited

Entities Incorporated in Ireland

Westfield Europe Finance plc

Entities Incorporated In the United States

WCMI (Texas), Inc.

Westfield Benefit, Inc.

Westfield Concession Management, Inc.

Westfield Corporation, Inc.

Westfield Gift Card Management, Inc.

Westfield Project Management Corporation, Inc.

Westfield Services, Inc.

Westfield Management Acquisition, Inc.

Westfield Europe LLC

Entities Incorporated In New Zealand

Westfield Properties (New Zealand) Limited

Westfield Leasing (N.Z.) Limited

Westfield Shopping Centre Management Co (N.Z.) Limited

Westfield (New Zealand) Limited

Westfield Finance (NZ) Limited

Entities Incorporated In Malaysia

Westasia Malls Sdn Bhd

Westfield Shoppingtowns Corporation Sdn Bhd

Entities Incorporated In Luxembourg

Darmor SA

Entities Incorporated In Singapore

WRMS Pte Ltd

Annexure B

This is Annexure B of 1 page referred to in the Form 605 Ceasing to be a Substantial Holder dated 28/09/05

Date	Description of Transaction	Units	Average Price	Gross Value	No of votes affected
5/09/2005	On-market sale	1,000,000	$3.9711	$3,971,100	1,000,000
6/09/2005	On-market sale	2,173,887	$3.9668	$8,623,375	2,173,887
7/09/2005	On-market sale	9,050,000	$4.0001	$36,200,905	9,050,000
8/09/2005	On-market sale	893,297	$4.0200	$3,591,054	893,297
13/09/2005	On-market sale	1,882,816	$4.0162	$7,561,766	1,882,816
14/09/2005	On-market sale	2,080,600	$4.0431	$8,412,074	2,080,600
15/09/2005	On-market sale	500,000	$3.9900	$1,995,000	500,000
16/09/2005	On-market sale	208,702	$4.0000	$834,808	208,702
27/09/2005	On-market sale	562,388	$4.0469	$2,275,928	562,388
28/09/2005	Sale by underwritten book build	113,403,950	$3.9200	$444,543,484	113,403,950
Total		**131,755,640**		**518,009,494**	**131,755,640**

ANNEXURE C

This is Annexure C of 1 page referred to in the Form 605 Ceasing to be a Substantial Holder dated 28/09/05

Changes in Association

Entities becoming associates of the substantial holder since the lodgement of the Notice of Initial Substantial Holder on 22 November 2004:

Westfield Gift Cards Pty Limited A.C.N. 113 171 663
Westfield Europe Finance plc (incorporated in the Republic of Ireland)

Entities ceasing to be associates of the substantial holder since the lodgement of the Notice of Initial Substantial Holder on 22 November 2004:

Nil

Entities changing their nature of association with the substantial holder since the lodgement of the Notice of Initial Substantial Holder on 22 November 2004:

Nil

28 September 2005

Westfield

Westfield Group
Level 24, Westfield Towers
100 William Street
Sydney NSW 2011
GPO Box 4004
Sydney NSW 2001
Australia
Telephone 02 9358 7000
Facsimile 02 9358 7077
Internet www.westfield.com

The Manager
Company Announcements Office
Australian Stock Exchange Limited
Level 4, Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam

RE: WESTFIELD GROUP (ASX:WDC)
ISSUE OF STAPLED SECURITIES PURSUANT TO EXERCISE OF OPTIONS

Please be advised that 3,369,946 ordinary stapled securities (the "New Securities") have been issued as a consequence of the exercise of options held by Deutsche Bank AG.

The New Securities will rank for distributions from 1 July 2005 and will rank equally with other stapled securities currently on issue.

Yours faithfully
WESTFIELD GROUP

Simon Tuxen
Company Secretary

encl

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

**New issue announcement,
application for quotation of additional securities
and agreement**

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

Westfield Group

ABN

Westfield Holdings Limited ABN 66 001 671 496 Westfield Trust ARSN 090 849 746 Westfield America Trust ARSN 092 058 449

We (the entity) give ASX the following information.

Part 1 - All issues
You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary stapled securities
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	3,369,946
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Not applicable

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes.
5	Issue price or consideration	$45,900,000
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	The stapled securities were issued as a consequence of the exercise of unquoted options issued to Deutsche Bank AG.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	28 September 2005

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	1,743,536,920	Ordinary stapled-securities

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	404,400 28,089,524 1,011,100	Options (Deutsche Bank) Options (Westfield America Trust) Options (Executive)

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	There will be no change in distribution policy

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	N/A
12	Is the issue renounceable or non-renounceable?	N/A
13	Ratio in which the +securities will be offered	N/A
14	+Class of +securities to which the offer relates	N/A
15	+Record date to determine entitlements	N/A
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	N/A
17	Policy for deciding entitlements in relation to fractions	N/A
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	N/A
19	Closing date for receipt of acceptances or renunciations	N/A

+ See chapter 19 for defined terms.

20	Names of any underwriters	N/A
21	Amount of any underwriting fee or commission	N/A
22	Names of any brokers to the issue	N/A
23	Fee or commission payable to the broker to the issue	N/A
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A
25	If the issue is contingent on +security holders' approval, the date of the meeting	N/A
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A
28	Date rights trading will begin (if applicable)	N/A
29	Date rights trading will end (if applicable)	N/A
30	How do +security holders sell their entitlements *in full* through a broker?	N/A
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	N/A

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A
33	+Despatch date	N/A

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☑ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	N/A
39	Class of +securities for which quotation is sought	N/A
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	N/A.
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	N/A

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class
N/A	N/A

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: (Company secretary) Date: 28 September 2005

Print name: Simon Julian Tuxen

== == == == ==

+ See chapter 19 for defined terms.

28 September 2005



Westfield Group
Level 24, Westfield Towers
100 William Street
Sydney NSW 2011
GPO Box 4004
Sydney NSW 2001
Australia
Telephone 02 9358 7000
Facsimile 02 9358 7077
Internet www.westfield.com

The Manager
Company Announcements Office
Australian Stock Exchange Limited
Level 4, Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam

SALE OF GPT GROUP SECURITIES BY WESTFIELD GROUP (ASX:WDC)

Attached is a media release.

Yours faithfully
WESTFIELD GROUP

Simon Tuxen
Company Secretary



28 September 2005

WESTFIELD GROUP ANNOUNCES SALE OF GPT SECURITIES

The Westfield Group (ASX:WDC) confirmed today that it has disposed of its 6.53% holding in the General Property Trust Group (ASX:GPT) for a total gross consideration (before transaction costs) of $518 million. As at 30 June 2005, the Group's holding in GPT had a book value of $481 million. The average sale price represents $3.93 per GPT security. The majority of the holding was disposed of through a book build arranged by Deutsche Bank and JP Morgan at $3.92 per GPT security. A notice will be lodged with the ASX today confirming that the Westfield Group is no longer a substantial holder in the GPT Group.

ENDS

media release

westfield.com
Westfield Holdings Limited ABN 66 001 671 496
Westfield Management Limited ABN 41 001 670 579 AFS Licence 230329
as responsible entity for **Westfield Trust** ABN 55 191 750 378 ARSN 090 849 746
Westfield America Management Limited ABN 66 072 780 619 AFS Licence 230324
as responsible entity for **Westfield America Trust** ABN 27 374 714 905 ARSN 092 058 449

For further information please contact Julia Clarke on +61 2 9358 7426



The GPT Group
ASX Announcement & Media Release

GPT ANNOUNCES RESOLUTON

OF SUNSHINE PLAZA COURT CASE

27 September 2005

GPT advise that, following a hearing in the NSW Supreme Court, the Court determined that, contrary to assertions by Lend Lease Real Estate Investments Ltd (Lend Lease), GPT's conditional arrangements with Westfield in relation to Sunshine Plaza did not trigger any pre-emptive right under the Joint Ownership Agreement between GPT and Australian Prime Property Fund Retail ("APPF"). The decision confirms GPT's view that there is no obligation for GPT to sell its interest in the property to APPF.

As outlined in the Notice of Meeting and Explanatory Memorandum issued by GPT dated 2 May 2005, GPT is not obliged to sell a 25% interest in Sunshine Plaza to Westfield unless certain preconditions have been met. Those conditions have not yet been met.

The Court ordered that Lend Lease pay GPT's costs and restrained Lend Lease from conducting a valuation of the Centre.

ENDS

Enquiries

For further information please contact

Nic Lyons
CEO
Ph: 02 8239 3565

23 September 2005

Westfield

Westfield Group
Level 24, Westfield Towers
100 William Street
Sydney NSW 2011
GPO Box 4004
Sydney NSW 2001
Australia

Telephone 02 9358 7000
Facsimile 02 9358 7077
Internet www.westfield.com

The Manager
Company Announcements Office
Australian Stock Exchange Limited
Level 4, Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam

RE: WESTFIELD GROUP (ASX:WDC)
ISSUE OF STAPLED SECURITIES PURSUANT TO EXERCISE OF OPTIONS

Please be advised that 25,156 ordinary stapled securities (the "New Securities") have been issued as a consequence of the exercise of executive options.

The New Securities will rank for distributions from 1 July 2005 and will rank equally with other stapled securities currently on issue.

Yours faithfully
WESTFIELD GROUP

Simon Tuxen
Company Secretary

encl

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

**New issue announcement,
application for quotation of additional securities
and agreement**

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

Westfield Group

ABN

Westfield Holdings Limited ABN 66 001 671 496 Westfield Trust ARSN 090 849 746 Westfield America Trust ARSN 092 058 449

We (the entity) give ASX the following information.

Part 1 - All issues
You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary stapled securities
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	25,156
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Not applicable

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes.
5	Issue price or consideration	Nil
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	The stapled securities were issued as a consequence of the exercise of unquoted executive options issued pursuant to the Westfield Group Executive Option Plan..
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	23 September 2005

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	1,740,166,974	Ordinary stapled-securities

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	450,300 28,089,524 1,011,100	Options (Deutsche Bank) Options (Westfield America Trust) Options (Executive)

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	There will be no change in distribution policy

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	N/A
12	Is the issue renounceable or non-renounceable?	N/A
13	Ratio in which the +securities will be offered	N/A
14	+Class of +securities to which the offer relates	N/A
15	+Record date to determine entitlements	N/A
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	N/A
17	Policy for deciding entitlements in relation to fractions	N/A
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	N/A
19	Closing date for receipt of acceptances or renunciations	N/A

+ See chapter 19 for defined terms.

20	Names of any underwriters	N/A
21	Amount of any underwriting fee or commission	N/A
22	Names of any brokers to the issue	N/A
23	Fee or commission payable to the broker to the issue	N/A
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A
25	If the issue is contingent on +security holders' approval, the date of the meeting	N/A
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A
28	Date rights trading will begin (if applicable)	N/A
29	Date rights trading will end (if applicable)	N/A
30	How do +security holders sell their entitlements *in full* through a broker?	N/A
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	N/A

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A
33	+Despatch date	N/A

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☑ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	N/A
39	Class of +securities for which quotation is sought	N/A
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	N/A
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	N/A

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class
N/A	N/A

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: (Company secretary) Date: 23 September 2005

Print name: Simon Julian Tuxen

== == == == ==

+ See chapter 19 for defined terms.

Australian Securities &
Investments Commission


SENDER TO KEEP
BN4680343


posted to
ASIC 22/09/05

RECEIVED
2006 SEP 18 A 11:21
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Form 484
Corporations Act 2001

Change to company details

Sections A, B or C may be lodged independently with this signed cover page to notify ASIC of:

A1 Change of address
A2 Change of name - officeholders or members
A3 Change - ultimate holding company

B1 Cease company officeholder
B2 Appoint company officeholder
B3 Special purpose company

C1 Cancellation of shares
C2 Issue of shares
C3 Change to share structure
C4 Changes to the register of members

If there is insufficient space in any section of the form, you may photocopy the relevant page(s) and submit as part of this lodgement

Company details

Refer to guide for information about corporate key

Company name
Westfield Holdings Limited

ACN/ABN
66 001 671 496

Corporate key
09623128

Lodgement details

Who should ASIC contact if there is a query about this form?

Name
Graeme Blackett

ASIC registered agent number (if applicable)
16234

Telephone number
02 9358 7967

Postal address
GPO Box 4004
Sydney NSW 2001

Total number of pages including this cover sheet
[ ]

Please provide an estimate of the time taken to complete this form.
[ ] hrs [ ] mins

Signature

This form must be signed by a current officeholder of the company.

I certify that the information in this cover sheet and the attached sections of this form are true and complete.

Name
Simon Julian Tuxen

Capacity
[ ] Director
[X] Company secretary

Signature

Date signed
20/09/05
[D D] [M M] [Y Y]

Lodgement

Send completed and signed forms to:
Australian Securities and Investments Commission,
PO Box 4000, Gippsland Mail Centre VIC 3841.

Or lodge the form electronically by visiting the ASIC website
www.asic.gov.au

For help or more information
Telephone 03 5177 3988
Email info.enquiries@asic.gov.au
Web www.asic.gov.au

Section C completion guide

Standard share codes
Refer to the following table for the share class codes for sections C1, C2, C3 and C4

Share class code	Full title
A	A
B	B ...etc
EMP	employee's
FOU	founder's
LG	life governor's
MAN	management
ORD	ordinary
RED	redeemable
SPE	special

Share class code	Full title
PRF	preference
CUMP	cumulative preference
NCP	non-cumulative preference
REDP	redeemable preference
NRP	non-redeemable preference
CRP	cumulative redeemable preference
NCRP	non-cumulative redeemable preference
PARP	participative preference

If you are using the standard share class codes you do not need to provide the full title for the shares, just the share class code.

If you are not using the standard share class code, enter a code of no more than 4 letters and then show the full title.

Sections to complete
Use the table below to identify the sections of this form to complete (please indicate the sections that have been completed). Completion of this table is optional.

	C1 - Cancellation of shares	C2 - Issue of shares	C3 - Change to share structure table	C4 - Change to members register
Issue of shares				
☐ Proprietary company	Not required	✓	✓	✓
Public company				
☐ if in response to the Annual company statement	Not required	✓	✓	✓
☒ if not in response to the Annual company statement	Not required	✓	Not required	Not required
Cancellation of shares				
☐ Proprietary company	✓	Not required	✓	✓
Public company				
☐ if in response to the Annual company statement	✓	Not required	✓	✓
☐ if not in response to the Annual company statement	✓	Not required	Not required	Not required
Transfer of shares				
☐ Proprietary company	Not required	Not required	Not required	✓
Public company				
☐ if in response to the Annual company statement	Not required	Not required	Not required	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required
Changes to amounts paid				
☐ Proprietary company	Not required	Not required	✓	✓
Public company				
☐ if in response to the Annual company statement	Not required	Not required	✓	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required
Changes to beneficial ownership				
☐ Proprietary company	Not required	Not required	Not required	✓
Public company				
☐ if in response to the Annual company statement	Not required	Not required	Not required	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required

To notify ASIC about a division or conversion of a class of shares, you must lodge a form 211 within 28 days of the change occurring.

To notify ASIC about a conversion of shares into larger or smaller numbers, you must lodge a form 2205B within 28 days of the change occurring.

C1 Cancellation of shares

Reason for cancellation
Please indicate the reason that shares have been cancelled (select one or more boxes)

Redeemable preference shares — **S.254J**
- ☐ Redeemed out of profits
- ☐ Redeemed out of proceeds of a fresh issue of shares

Capital reduction — **S.256A - S.256E**
- ☐ Single shareholder company
- ☐ Multiple shareholder company. A Form 2560 must be lodged before a capital reduction takes place

Share buy-back. — **ss.257H(3)**
- ☐ Minimum holding buy-back by listed company
- ☐ Other buy-back type. A form 280 or 281 must be lodged at least 14 days, and no more than 1 year before the share buy-back can take place

☐ Forfeited shares — **S.258D**

Shares returned to a public company — **ss.258E(2) & (3)**
- ☐ Under section 651C, 724(2), 737 or 738
- ☐ Under section 1325A (court order)

☐ Other
Description

Give section reference

Details of cancelled shares

List the details of shares cancelled in the following table

Share class code	Number of shares cancelled	Amount paid (cash or otherwise)

Earliest date of change
Please indicate the earliest date that any of the above changes occurred.

[D D] / [M M] / [Y Y]

C2 Issue of shares

List details of new share issues in the following table.

Share class code	Number of shares issued	Amount paid per share	Amount unpaid per share
ORD	3,850,690	$4.52	nil

Earliest date of change

Please indicate the earliest date that any of the above changes occurred

02/09/05

[D D] [M M] [Y Y]

If shares were issued for other than cash, were some or all of the shares issued under a written contract?

☐ **Yes**

if yes, proprietary companies must also lodge a Form 207Z certifying that all stamp duties have been paid. Public companies must also lodge a Form 207Z and either a Form 208 or a copy of the contract.

☐ **No**

if no, proprietary companies are not required to provide any further documents with this form. Public companies must also lodge a Form 208.

C3 Change to share structure

Where a change to the share structure table has occurred (eg. as a result of the issue or cancellation of shares), please show the updated details for the share classes affected. Details of share classes not affected by the change are not required here.

Share class code	Full title if not standard	Total number of shares (current after changes)	Total amount paid on these shares	Total amount unpaid on these shares

Earliest date of change

Please indicate the earliest date that any of the above changes occurred

[D D] [M M] [Y Y]

☐☐/☐☐/☐☐

Lodgement details

Is this document being lodged to update the Annual Company Statement that was sent to you?

☐ Yes

☒ No

C4 Changes to the register of members

Use this section to notify changes to the register of members for your company (changes to the shareholdings of members):

- If there are 20 members or less in a share class, all changes need to be notified
- If there are more than 20 members in a share class, only changes to the top twenty need be notified (s178B)
- If shares are jointly owned, you must also provide names and addresses of all joint owners on a separate sheet (annexure), clearly indicating the share class and with whom the shares are jointly owned

The changes apply to
Please indicate the name and address of the member whose shareholding has changed

☐ Family name | Given names

OR

☐ Company name

ACN/ARBN/ ABN

Office, unit, level, or PO Box number

Street number and Street name

Suburb/City

State/Territory

Postcode

Country (if not Australia)

Earliest date of change
Please indicate the earliest date that any of the following changes occurred.

Date of change
☐☐/☐☐/☐☐
[D D] [M M] [Y Y]

The changes are

Share class code	Shares increased by ... (number)	Shares decreased by ... (number)	Total number now held	*Total $ paid on these shares	*Total $ unpaid on these shares	Fully paid (y/n)	Beneficially held (y/n)	Top 20 member (y/n)

* Public companies are not required to provide these details

Date of entry of member's name in register
(New members only)

Date of entry
☐☐/☐☐/☐☐
[D D] [M M] [Y Y]

C4 Continued... **Further changes to the register of members**

Use this section to notify changes to the register of members for your company (changes to the shareholdings of members):

- If there are 20 members or less in a share class, all changes need to be notified
- If there are more than 20 members in a share class, only changes to the top twenty need be notified (s178B)
- If shares are jointly owned, you must also provide names and addresses of all joint owners on a separate sheet (annexure), clearly indicating the share class and with whom the shares are jointly owned

The changes apply to
Please indicate the name and address of the member whose shareholding has changed

☐ Family name | Given names

OR

☐ Company name

ACN/ARBN/ ABN

Office, unit, level, or PO Box number

Street number and Street name

Suburb/City | State/Territory

Postcode | Country (if not Australia)

Earliest date of change
Please indicate the earliest date that any of the following changes occurred.

Date of change
☐☐/☐☐/☐☐
[D D] [M M] [Y Y]

The changes are

Share class code	Shares increased by ... (number)	Shares decreased by ... (number)	Total number now held	*Total $ paid on these shares	*Total $ unpaid on these shares	Fully paid (y/n)	Beneficially held (y/n)	Top 20 member (y/n)

* Public companies are not required to provide these details

Date of entry of member's name in register
(New members only)

Date of entry
☐☐/☐☐/☐☐
[D D] [M M] [Y Y]

Westfield

Westfield Group
Level 24, Westfield Towers
100 William Street
Sydney NSW 2011
GPO Box 4004
Sydney NSW 2001
Australia
Telephone 02 9358 7000
Facsimile 02 9358 7077
Internet www.westfield.com

13 September 2005

The Manager
Company Announcements Office
Australian Stock Exchange Limited
Level 4, Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam

RE: WESTFIELD GROUP (ASX:WDC)
WESTFIELD TRUST & WESTFIELD AMERICA TRUST – INTERIM FINANCIAL REPORTS

Interim Financial Reports for the half year ended 30 June 2005 for each of Westfield Trust and Westfield America Trust are attached.

Yours faithfully
WESTFIELD GROUP

Simon Tuxen
Company Secretary

encl.



TRUST

INTERIM FINANCIAL REPORT

COMPRISING WESTFIELD TRUST AND ITS CONTROLLED ENTITIES
FOR THE HALF YEAR ENDED 30 JUNE 2005

	Page
Income statement	1
Statement of proposed distribution	2
Statement of changes in equity	2
Balance sheet	3
Cash flow statement	4
Notes to the financial statements	5
Directors' Declaration	15
Independent Audit Report	16
Directors' Report	17
Directory	18

WESTFIELD TRUST

COMPRISING WESTFIELD TRUST AND ITS CONTROLLED ENTITIES

INCOME STATEMENT

for the half year ended 30 June 2005

	CONSOLIDATED	
	30 Jun 05 $million	*30 Jun 04 $million*
Revenue and other income		
Property revenue	657.1	560.9
Property revaluation	555.0	337.2
	1,212.1	898.1
Share of net profits of equity accounted entities	52.4	28.9
Other income	14.2	-
Profit on disposal of assets	1.7	4.0
Interest income	14.7	1.2
Total revenue and other income	**1,295.1**	**932.2**
Expenses		
Property expenses and outgoings	(175.7)	(165.0)
Property and funds management costs	(7.9)	(20.7)
Corporate costs	(1.5)	(4.0)
Other costs	(1.6)	-
	(186.7)	**(189.7)**
Transaction costs written off	-	(34.5)
Financing costs		
- interest bearing liabilities	(240.1)	(96.6)
- other financial liabilities	(104.2)	(24.2)
Total expenses	**(531.0)**	**(345.0)**
Profit before tax (expense) / income and minority interest	**764.1**	**587.2**
Tax (expense) / income	(6.1)	8.1
Profit after tax (expense) / income for the period	**758.0**	**595.3**
Less: net profit attributable to minority interest	(12.4)	(21.6)
Net profit attributable to Members of Westfield Trust ("WT")	**745.6**	**573.7**
	cents	*cents*
Basic earnings per unit	**43.76**	**32.59**
Diluted earnings per unit	**43.76**	**32.59**

WESTFIELD TRUST

COMPRISING WESTFIELD TRUST AND ITS CONTROLLED ENTITIES

STATEMENT OF PROPOSED DISTRIBUTION

for the half year ended 30 June 2005

	Note	CONSOLIDATED 30 Jun 05 $million	CONSOLIDATED 30 Jun 04 $million
Net profit attributable to Members of WT		745.6	573.7
Adjusted for:			
Revaluation of investment properties		(555.0)	(337.2)
Revaluation of investment properties attributable to equity accounted entities		(20.6)	-
Minority interest property revaluations		8.6	18.4
Amortisation of tenant allowances		8.6	6.7
Net unrealised loss on mark to market of derivatives that do not qualify for hedge accounting		39.4	-
Deferred tax charge		6.1	(8.4)
Interest expense on the mark to market of convertible debt		84.7	-
Transfers from retained profits		19.0	-
Net profit from asset sales/transaction costs written off		(1.7)	30.5
Distribution proposed	5	**334.7**	**283.7**
Weighted average number of securities entitled to distribution at 30 June 2005		*1,716.5*	*1,667.6*
Distribution payable per unit *(cents)* [(i)]		-	**17.01**
Distribution proposed per unit *(cents)* [(i)]	5	**19.50**	-
Distribution per DRP unit *(cents)* [(i)]	5	**13.14**	**11.40**

(i) The comparative amounts of 17.01 cents per ordinary unit and 11.40 cents per DRP unit have been restated to include the issuance and consolidation of WT's units due to the stapling transaction with Westfield Holdings and Westfield America Trust. On an unadjusted basis, the distribution per ordinary unit was 12.71 cents and the distribution per DRP unit was 8.52 cents.

STATEMENT OF CHANGES IN EQUITY

for the half year ended 30 June 2005

	Note	CONSOLIDATED 30 Jun 05 $million	CONSOLIDATED 30 Jun 04 $million
Opening balance of equity attributable to Members of WT	3(e)	8,353.8	7,048.3
Contributed equity			
Distribution reinvestment plan		129.0	169.3
Conversion of options		200.1	-
Foreign currency translation reserve			
Net exchange difference on translation of foreign operations [(i)]		(4.5)	96.7
Retained profits			
Distribution paid		(349.1)	(283.7)
Net adjustments recognised directly in equity		(24.5)	(17.7)
Profit after tax expense for the period [(i)]		745.6	573.7
Closing balance of equity attributable to Members of WT		**9,074.9**	**7,604.3**

(i) Total income and expenses for the period, including amounts recognised directly in equity, is $741.1 million (30 June 2004: $670.4 million).

WESTFIELD TRUST

COMPRISING WESTFIELD TRUST AND ITS CONTROLLED ENTITIES

BALANCE SHEET

as at 30 June 2005

	Note	CONSOLIDATED 30 Jun 05 $million	31 Dec 04 $million
Current assets			
Cash and cash equivalents		47.0	39.0
Trade receivables		3.6	6.3
Receivables		1,280.0	717.7
Other assets		58.4	85.8
Total current assets		**1,389.0**	**848.8**
Non current assets			
Investment properties		14,594.2	13,723.5
Equity accounted investments		897.4	861.2
Other investments		916.8	841.1
Other assets		135.8	151.3
Total non current assets		**16,544.2**	**15,577.1**
Total assets		**17,933.2**	**16,425.9**
Current liabilities			
Payables		352.8	398.3
Interest bearing liabilities		2,320.1	965.8
Other liabilities		6.3	30.0
Total current liabilities		**2,679.2**	**1,394.1**
Non current liabilities			
Interest bearing liabilities		4,931.6	5,958.8
Other financial liabilities		709.3	-
Deferred tax liabilities		183.5	177.4
Other liabilities		228.2	136.3
Total non current liabilities		**6,052.6**	**6,272.5**
Total liabilities		**8,731.8**	**7,666.6**
Net assets		**9,201.4**	**8,759.3**
Equity attributable to Members of WT			
Contributed equity	4	5,633.9	5,304.8
Reserves		105.2	101.3
Retained profits		3,335.8	3,235.3
Total equity attributable to Members of WT		**9,074.9**	**8,641.4**
Minority interest			
Contributed equity		94.0	94.0
Retained profits		32.5	23.9
Total minority interest		**126.5**	**117.9**
Total equity		**9,201.4**	**8,759.3**

WESTFIELD TRUST

COMPRISING WESTFIELD TRUST AND ITS CONTROLLED ENTITIES

CASH FLOW STATEMENT

for the half year ended 30 June 2005

	CONSOLIDATED	
	30 Jun 05 $million	*30 Jun 04 $million*
Cash flows from operating activities		
Receipts in the course of operations (including GST)	734.0	625.5
Payments in the course of operations (including GST)	(245.9)	(225.1)
Distributions received from equity accounted associates	31.3	30.7
Income and withholding taxes paid	-	(0.3)
Goods and services taxes paid to suppliers for investing activities	(24.8)	(24.8)
Goods and services taxes paid to government bodies	(12.9)	(8.3)
Net cash flows from operating activities	**481.7**	**397.7**
Cash flows from investing activities		
Acquisition of property investments	(130.8)	-
Payments for capital expenditure of property investments	(215.8)	(208.1)
Proceeds from the sale of property investments	5.6	70.1
Net payments for investments in equity accounted investments	(15.3)	(1.8)
Distributions received from investments	7.8	-
Net cash flows used in investing activities	**(348.5)**	**(139.8)**
Cash flows from financing activities		
Proceeds from the issues of securities	246.1	169.3
Net proceeds from interest bearing liabilities	217.1	(20.2)
Interest received	-	1.2
Financing costs	(220.9)	(131.8)
Distributions paid	(349.1)	(271.2)
Dividends paid by controlled entities to minority interest	(3.6)	(3.3)
Merger charges	(14.8)	-
Net cash flows used in financing activities	**(125.2)**	**(256.0)**
Net increase in cash and cash equivalents held	8.0	1.9
Add: opening cash and cash equivalents brought forward	39.0	39.5
Effects of exchange rate changes on opening cash and cash equivalents brought forward	-	-
Cash and cash equivalents at the end of the period	**47.0**	**41.4**

1 BASIS OF PREPARATION OF THE HALF YEAR FINANCIAL REPORT

(a) Statement of Compliance with Australian Equivalents to International Financial Reporting Standards

This interim financial report complies with Australian Accounting Standards, which include Australian equivalents to International Financial Reporting Standards ("AIFRS"). Compliance with AIFRS ensures that the financial report, comprising the financial statements and the notes thereto, complies with International Financial Reporting Standards.

This is the first financial report prepared based on AIFRS. The date of transition of AIFRS is 1 January 2004, accordingly the financial information for the half year ended 30 June 2004 and year ended 31 December 2004 have been restated. A summary of the significant accounting policies of the Group under AIFRS are disclosed in Note 2 below.

Note 3 includes reconciliations between previously reported Australian Generally Accepted Accounting Principles ("AGAAP") as at 31 December 2004 to AIFRS including:
- a reconciliation between AGAAP and AIFRS equity as at 1 January 2004, 30 June 2004 and 31 December 2004; and
- a reconciliation between AGAAP and AIFRS profit for the half year ended 30 June 2004 and full year ended 31 December 2004.

(b) Interim reporting

The interim financial report does not include all notes of the type normally included within the annual financial report and therefore cannot be expected to provide as full an understanding of the income statement, balance sheet and financing and investing activities of the consolidated entity as the full financial report.

The interim financial report should be read in conjunction with the annual financial report of WT as at 31 December 2004, which was prepared based on Australian Accounting Standards applicable before 1 January 2005.

It is also recommended that the interim financial report be considered together with any public announcements made by the Westfield Group during the half year ended 30 June 2005 in accordance with the continuous disclosure obligations arising under the Corporations Act 2001.

(c) Basis of Accounting

The interim financial report is a general-purpose financial report, which has been prepared in accordance with the requirements of the Corporations Act 2001, applicable Accounting Standards including AASB 134 "Interim Financial Reporting" and other mandatory professional reporting requirements. The interim financial report has also been prepared on a historical cost basis, except for investment properties, derivative financial instruments and available-for-sale financial assets that have been measured at fair value.

For the purpose of preparing the interim financial report, the half year has been treated as a discrete reporting period.

2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Listed Property Trust Units

WT has had its constitution amended at its members' meeting on 12 May 2005. These amendments include removing the finite maximum term of each Trust, which allows the unitholders' funds to remain as equity in accordance with AASB 132 "Financial Instruments: Presentation and Disclosure". The AIFRS comparatives disclosed in this interim financial report include unitholders' funds as equity.

(b) Consolidation and classification

The Westfield Group was established in July 2004 by the stapling of securities of each of Westfield Holdings Limited ("WHL"), Westfield America Trust ("WAT") and WT. The securities trade as one security on the Australian Stock Exchange under the code WDC. The stapling transaction is referred to as the "Merger".

The consolidated financial report comprises the financial statements and notes to the financial statements of WT (the "Parent Entity"), and each of its controlled entities as from the date the Parent Entity obtained control until such time control ceased. The Parent Entity and controlled entities are collectively referred to as "the Group". Where entities adopt accounting policies which differ from those of the Parent Entity, adjustments have been made so as to achieve consistency within the Group.

In preparing the consolidated Financial Statements all inter-entity transactions and balances, including unrealised profits arising from intra group transactions, have been eliminated in full. Unrealised losses are eliminated unless costs cannot be recovered. Minority interest for the period 1 January to 30 June 2005 represents interests in Carindale Property Trust ("CPT") not held by the Group.

2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(b) Consolidation and classification (continued)

i) Synchronisation of Financial Year

By an order dated 27 June 2005, made by ASIC pursuant to subsection 340(1) of the Act, the Directors of Parent Entity have been relieved from compliance with subsection 323D(3) of the Act insofar as that subsection requires them to ensure the financial years of the controlled entity CPT, coincides with the financial year of Parent Entity.

Notwithstanding that the financial year of CPT ends on 30 June, the consolidated Financial Statements have been made out so as to include the accounts for a period coinciding with the financial year of the Parent Entity being 31 December.

ii) Joint Ventures

Joint venture operations

The Group has significant co-ownership interests in a number of properties through unincorporated joint ventures. These interests are held directly and jointly as tenants in common. The Group's proportionate share in the income, expenditure, assets and liabilities of property interests held as tenants in common have been included in their respective classifications in the financial report.

Joint venture entities

The Group has significant co-ownership interests in a number of properties through property partnerships or trusts. These joint venture entities are accounted for using the equity method of accounting.

The Group and its joint venture entities use consistent accounting policies. Investment in joint venture entities are carried in the consolidated balance sheet at cost plus post-acquisition changes in the Group's share of net assets of the joint venture entities. The consolidated income statement reflects the Group's share of the results of operations of the joint venture entity.

iii) Associates

Where the Group exerts significant influence but not control, equity accounting is applied. The Group and its associates use consistent accounting policies. Investment in the associates are carried in the consolidated balance sheet at cost plus post-acquisition changes in the Group's share of net assets of the associates. The consolidated income statement reflects the Group's share of the results of operations of the associate. Where there has been a change recognised directly in the associate's equity, the Group recognises its share of any changes and discloses this, when applicable, in the consolidated financial statements.

iv) Controlled entities

Where an entity either began or ceased to be a controlled entity during the reporting period, the results are included only from the date control commenced or up to the date control ceased. Minority interests are shown as a separate item in the consolidated financial statements.

Incremental interests acquired in controlled entities are reflected at their fair values. Adjustments have been made to the relevant equity interests to reflect any differences between the purchase price and the fair value. Adjustments have also been made to each class of equity interests to reflect the appropriate proportionate ownership interests.

(c) Investment properties

The Group's investment properties include freehold and leasehold land, buildings, leasehold improvements, construction and development projects.

Land and buildings are considered as having the function of an investment and therefore are regarded as a composite asset, the overall value of which is influenced by many factors, the most prominent being income yield, rather than by the diminution of value of the building content due to effluxion of time. Accordingly, the buildings and all components thereof, including integral plant and equipment, are not depreciated.

Initially, investment properties are measured at cost including transaction costs. Subsequent to initial recognition, the Group's portfolio of investment properties is stated at fair value. Gains and losses arising from changes in the fair values of investment properties are included in the income statement in the year in which they arise. Investment properties are derecognised when they have been disposed of. Any gains or losses on the derecognition of an investment property are recognised in the income statement in the year of derecognition.

Amounts capitalised to construction and development projects include the cost of sundry acquisitions and development costs in respect of qualifying assets and borrowing costs during the development.

At each reporting date, the carrying value of the portfolio of investment properties is assessed by the Directors and where the carrying value differs materially from the Directors' assessment of fair value, an adjustment to the carrying value is recorded as appropriate.

2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(c) Investment properties (continued)

The Directors' assessment of fair value of each investment property is confirmed by annual independent valuations conducted on a rolling basis. In determining the fair value, the capitalisation of net income method and the discounting of future cash flows to their present value have been used.

(d) Other investments

Other investments are classified as available-for-sale. Listed investments in entities are stated at fair value based on their market values. Unlisted investments are stated at fair value of the Group's interest in the underlying assets or cost.

Gains or losses on available-for-sale investments are recognised as a separate component of equity until the investment is sold, collected or until the investment is determined to be impaired, at which time the cumulative gain or loss previously reported in equity is included in the income statement.

(e) Foreign currencies

i) Translation of foreign currency transactions

The functional and presentation currencies of the Parent Entity is Australian dollars. The functional currency of its entities in New Zealand is New Zealand dollars. The presentation currency of the overseas entities is Australian dollars to enable the consolidated financial statements of the Group to be reported in a common currency.

Foreign currency transactions are converted to Australian dollars at exchange rates ruling at the date of those transactions. Amounts payable and receivable in foreign currency at balance date are translated to Australian dollars at exchange rates ruling at that date. Exchange differences arising from amounts payable and receivable are treated as operating revenue or expense in the period in which they arise, except as noted below.

ii) Translation of accounts of foreign operations

The balance sheet of foreign subsidiaries and equity accounted associates are translated at exchange rates ruling at balance date and the income statement of foreign subsidiaries and equity accounted associates are translated at average exchange rates for the period. Exchange differences arising on translation of the interests in foreign operations and equity accounted associates are taken directly to the Foreign Currency Translation Reserve. On consolidation, exchange differences and the related tax effect on loans and cross currency swaps denominated in foreign currencies which hedge net investments in foreign operations and equity accounted associates are taken directly to the Foreign Currency Translation Reserve.

(f) Revenue from continuing operations

Revenues from rents and other property income are brought to account on an accruals basis and, if not received at balance date, are reflected in the balance sheet as receivables and are carried at fair value. Recoveries from tenants are recognised as income in the year the applicable costs are accrued. Profits from the sale of property investments are recognised upon settlement and after contractual duties are completed.

Certain tenant allowances that are classified as lease incentives are recorded as a separate asset and amortised over the term of the lease. The amortisation is recorded against property income.

All other revenues are recognised on an accruals basis.

(g) Expenses from continuing operations

Expenses from ordinary activities including rates, taxes and other outgoings, are brought to account on an accruals basis and any related payables are carried at cost. All other expenses are brought to account on an accruals basis.

(h) Taxation

Under current Australian income tax legislation WT is not liable to Australian income tax, including capital gains tax, provided that Members are presently entitled to the income of the Trust as determined in accordance with WT's constitution. WT's New Zealand controlled entities are subject to New Zealand tax on their earnings. Dividends paid by those entities to WT are subject to New Zealand dividend withholding tax.

Under current Australian income tax legislation, holders of the stapled securities of the Westfield Group may be entitled to receive a foreign tax credit for New Zealand withholding tax deducted from dividends paid by WT's New Zealand controlled entities to WT.

Deferred tax is the tax expected to be payable or recoverable, by the entity, on differences between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is realised through continued use or the liability is settled, based on tax rates (and tax laws) that have been enacted at the balance sheet date. Income taxes related to items recognised directly in equity are recognised in equity and not in the income statement.

2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(i) Goods and Services Tax ("GST")

Revenues, expenses and assets are recognised net of the amount of GST except where the GST incurred on purchase of goods and services is not recoverable from the tax authority, in which case the GST is recognised as part of the cost of acquisition of the asset or as part of the expense item as applicable. Receivables and payables are stated with the amounts of GST included.
The net amount of GST payable or receivable to government authorities is included as part of receivables or payables in the balance sheet.

Cash flows are included in the Cash Flow Statement on a gross basis and the GST component of cash flows arising from investing and financing activities, which is recoverable from, or payable to, the taxation authority are classified as operating cash flows.

Commitments and contingencies are disclosed net of the amount of GST recoverable from, or payable to, the taxation authority.

(j) Financing costs

Financing costs include interest, amortisation of discounts or premiums relating to borrowings and other costs incurred in connection with the arrangement of borrowings. Financing costs are expensed as incurred unless they relate to a qualifying asset. A qualifying asset is an asset which generally takes more than 12 months to get ready for its intended use or sale. In these circumstances, the financing costs are capitalised to the cost of the asset. Where funds are borrowed by the Group for the acquisition or construction of a qualifying asset, the amount of financing costs capitalised are those incurred in relation to that borrowing.

Refer to Note 2(n) for other items included in financing costs.

(k) Leases

Leases are classified at their inception as either operating or finance leases based on the economic substance of the agreement so as to reflect the risks and benefits incidental to ownership.

(i) Operating leases

The minimum lease payments of operating leases, where the lessor effectively retains substantially all of the risks and benefits of ownership of the leased item, are recognised as an expense on an accruals basis.

Ground rent obligations for leasehold land that meets the definition of an investment property are accounted for as a finance lease.

(ii) Finance leases

Leases which effectively transfer substantially all of the risks and benefits incidental to ownership of the leased item to the Group are capitalised at the present value of the minimum lease payments under lease and are disclosed as an asset or investment property.

Capitalised lease assets are depreciated over the shorter of the estimated useful life of the assets and the lease term. Minimum lease payments are allocated between interest expense and reduction of the lease liability.

(l) Contributed equity

Issued and paid up capital is recognised at the fair value of the consideration received by the Group. Any transaction costs arising on the issue of ordinary units are recognised directly in equity as a reduction of the unit proceeds received.

(m) Cash flows

Cash on hand, at bank and short-term deposits are stated at nominal value. For the purposes of the Cash Flow Statement, cash includes cash on hand and at bank, short term money market deposits and bank accepted bills of exchange readily convertible to cash, net of bank overdrafts and short term loans. Bank overdrafts are carried at the principal amount. Interest is charged as an expense as it accrues.

(n) Derivative and other financial instruments

The Group's activities expose it to changes in interest rates and foreign exchange rates. There are policies and limits in respect of the use of derivative and other financial instruments to hedge cash flows subject to interest rate and currency risks.

There is a comprehensive hedging program implemented by the Group that is used to manage interest and exchange rate risk. Derivatives are not entered into for speculative purposes and the hedging policies are approved and monitored by the Board. Accounting standards however, include onerous documentation, designation and effectiveness requirements before a derivative financial instrument can qualify for hedge accounting. The Group's treasury transactions are undertaken to achieve economic outcomes in line with its treasury policy. The AIFRS documentation, designation and effectiveness requirements cannot be met in all circumstances. As a result all derivatives other than cross currency swaps that hedge investments in foreign operations do not qualify for hedge accounting and are recorded at fair value through the profit and loss account.

2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(n) Derivative and other financial instruments (continued)

The fair value of forward exchange contracts is calculated by reference to current forward exchange rates for contracts with similar maturity profiles. The fair value of interest rate swap contracts is determined by reference to market values for similar instruments. The accounting policies adopted in relation to material financial instruments are detailed as follows:

i) Financial assets

Receivables

Trade and sundry debtors are carried at amortised cost, less provision for doubtful debts, and are generally due within 30 days.

Other loans

Loans are carried at cost. Interest is credited as income on an accruals basis.

ii) Financial liabilities

Payables

Trade and sundry creditors are carried at amortised cost, and are generally payable within 60 days.

Interest bearing liabilities

Interest bearing liabilities are carried at amortised cost or at their fair value at the time of acquisition in the case of assumed liabilities. Interest is charged as an expense on an accruals basis.

Other financial liabilities

Other financial liabilities include convertible debt. Where the redemption terms include the settlement for cash on redemption the instrument is classified as a derivative and is fair valued through the income statement.

iii) Interest rate swaps

The Group enters into interest rate swap agreements that are used to convert certain variable interest rate borrowings to fixed interest rates. The swaps are entered into with the objective of hedging the risk of interest rate fluctuations in respect of underlying borrowings.

Derivatives entered into to reduce exposures to fluctuations in floating interest rates may be accounted for as cash flow hedges provided the hedge designation, documentation and effectiveness tests can be met. If these tests are satisfied then the hedging derivative is measured at fair value and gains or losses are reflected directly in equity until the hedged transaction occurs, when they are released to the income statement. To the extent that the hedges do not qualify for hedge accounting then gains or losses arising from changes in fair value is reflected in the income statement immediately.

iv) Cross currency swaps and forward exchange contracts

The Group enters into cross currency swaps and forward exchange contracts where it agrees to buy or sell specified amounts of foreign currencies in the future at predetermined exchange rates. The objective is to minimise the risk of exchange rate fluctuation in respect of certain of its foreign currency denominated assets, liabilities, revenues and expenses. The Group only enters into derivative financial instruments to hedge certain underlying assets, liabilities, revenues and expenses.

The forward exchange contracts entered into to hedge the foreign exchange exposure relating to revenues denominated in a foreign operation's functional currency do not qualify for hedge accounting. Accordingly, such derivatives are measured at fair value and gains and losses are reflected in the income statement as they arise.

The foreign exchange exposure on net investments in foreign operations qualify for hedge accounting provided that the hedge designation, documentation and effectiveness tests are met. If these tests are satisfied then the hedging derivative is measured at fair value and gains and losses reflected in the foreign currency translation reserve. To the extent that the hedge does not qualify for hedge accounting then a corresponding portion of the gain or loss is reflected in the income statement.

v) Disclosure of fair values

Recognised financial assets and liabilities are recorded at balance date at their net fair values with the exception of investments in associates which are carried at cost plus post-acquisition changes in the Group's share of net assets of the associates, less any impairment in value. Refer Note 2(b).

(o) Rounding

In accordance with ASIC Class Order 98/0100, the amounts shown in the Financial Report have, unless otherwise indicated, been rounded to the nearest tenth of a million dollars. Amounts shown as 0.0 represent amounts less than $50,000 that have been rounded down.

3 IMPACT OF ADOPTING AIFRS

(a) AASB 1 transitional exemptions

The Group has made its election to the transitional exemptions allowed by AASB 1 "First-time Adoption of Australian Equivalents to International Financial Reporting Standards" as follows:

i) AASB 3 "Business Combinations" was not applied retrospectively to business combinations undertaken before the date of transition to AIFRS.

ii) AASB 2 "Share Based Payments" is applied only to equity instruments granted after 7 November 2002 that had not vested on or before 1 January 2005.

iii) The Group has elected not to apply AASB 121 "The Effects of Changes in Foreign Exchange Rates" to the cumulative translation differences at the date of transition to AIFRS. This will result in the foreign currency translation reserve balance at 1 January 2004 to be transferred to opening retained earnings. Any gain or loss on a subsequent disposal of any foreign operation shall exclude translation differences that arose before the date of transition and shall include later translation differences.

iv) The Group has elected to defer the application of AASB 132 "Financial Instruments: Presentation and Disclosure" and AASB 139 "Financial Instruments: Recognition and Measurement". As a result of the deferral, the opening retained earnings at 1 January 2005 has been adjusted to account for the application of AASB 132 "Financial Instruments: Presentation and Disclosure" and AASB 139 "Financial Instruments: Recognition and Measurement" as at that date. Refer Note 3(e) for the reconciliation between 31 December 2004 closing balance and 1 January 2005 opening balance.

(b) Reconciliation of profit after tax between AGAAP and AIFRS

	CONSOLIDATED	
	Year ended 31 Dec 04 $million	*Half year ended 30 Jun 04 $million*
Profit after tax attributable to Members of WT as previously reported under AGAAP	581.4	253.2
Investment property revaluations [(i)]	1,163.2	337.2
Minority interest property revaluations [(i)]	(26.2)	(18.4)
Investment property revaluations attributable to equity accounted associates [(i)]	65.4	-
Deferred tax charge [(ii)]	(18.9)	8.4
Tenant allowances amortised	(15.2)	(6.7)
Profit after tax attributable to Members of WT under AIFRS	**1,749.7**	**573.7**

(i) AASB 140 "Investment Property" requires revaluation increment/decrement to be recognised through the income statement. Under AGAAP revaluation movements were recognised in the asset revaluation reserve.

(ii) The balance sheet liability method of accounting for income taxes is required under AASB 112 "Income Taxes". A deferred tax liability is recognised for depreciation allowances for tax purposes and revaluations of investment properties. Under AGAAP, depreciation allowances for tax purposes and revaluation of investment properties did not have an impact on the tax expense in the income statement. A liability was only recognised once there was an intention to sell the investment property and the sale would give rise to a tax obligation.

WESTFIELD TRUST

COMPRISING WESTFIELD TRUST AND ITS CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS

for the half year ended 30 June 2005

3 IMPACT OF ADOPTING AIFRS (continued)

(c) Reconciliation of total equity between AGAAP and AIFRS

	CONSOLIDATED		
	31 Dec 04	*30 Jun 04*	*1 Jan 04*
	$million	*$million*	*$million*
Total equity under previous AGAAP	8,936.7	7,862.5	7,290.3
Adjustments to equity			
Deferred tax liability [i]	(177.4)	(148.1)	(150.3)
Interest expense on the mark to market of convertible debt	-	-	-
Total equity under AIFRS	**8,759.3**	**7,714.4**	**7,140.0**

[i] The balance sheet liability method of accounting for income taxes is required under AASB 112 "Income Taxes". A deferred tax liability is recognised for depreciation allowances for tax purposes and revaluations of investment properties. Under AGAAP, depreciation allowances for tax purposes and revaluation of investment properties did not have an impact on the tax expense in the income statement. A liability was only recognised once there was an intention to sell the investment property and the sale would give rise to a tax obligation.

(d) Cash flow Statement under AIFRS

There are no material differences between the AGAAP and AIFRS cash flow statements.

(e) Reconciliation of total equity opening balance upon adoption of AASB 132 and 139 on 1 January 2005

	1 Jan 05
	$million
Total equity under AIFRS at 31 December 2004	8,759.3
Adjustments to equity upon adoption of AASB 132 and 139	
Forward exchange contracts not qualifying for hedge accounting [ii]	17.6
Interest rate swaps not qualifying for hedge accounting [iii]	(129.5)
Mark to market of other financial liabilities [iii]	(175.7)
Total equity under AIFRS at 1 January 2005	**8,471.7**

Total equity under AIFRS at 1 January 2005 attributable to:	
- Members of WT	8,353.8
- Minority interest	117.9
	8,471.7

[i] AASB 139 "Financial Instruments" does not allow hedge accounting for derivatives entered into to hedge the foreign exchange exposure relating to revenues denominated in a foreign operation's function currency. These derivatives are measured at fair value and gains and losses are reflected in the income statement as they arise.

Under AGAAP gains and losses on foreign currency derivatives were deferred and recorded with the underlying transactions being hedged. For hedges of foreign currency revenues, gains and losses were reflected in the income statement as the underlying foreign currency revenues were recognised.

[ii] Interest rate derivatives are considered to be ineffective as they do not meet the hedge effectiveness criteria under AASB 139 "Financial Instruments", accordingly these derivatives are measured at fair value and the gains and losses are recorded in the income statement. Under AGAAP, interest rate derivatives were accounted for on an accrual basis.

[iii] All AGAAP minority interests except for the CPT have been reclassified as debt and related earnings classified as interest expense in accordance with AASB 132 "Financial Instruments: Disclosure and Presentation". All convertible debt instruments are recorded at fair value under AIFRS. The fair value is based on the conversion value at balance date.

NOTES TO THE FINANCIAL STATEMENTS

for the half year ended 30 June 2005

	CONSOLIDATED	
	30 Jun 05 Units	*31 Dec 04 Units*
4 CONTRIBUTED EQUITY		
(a) Number of units on issue		
Balance at the beginning of the period	1,683,099,391	2,199,068,672
Distribution reinvestment plan	15,544,151	49,520,572
Units issued on exercise of options	22,814,822	38,114
Consolidation of units pursuant to the terms of the Merger	-	(1,618,973,277)
Units issued to implement the Merger	-	1,053,445,310
Balance at the end of the period for WT	1,721,458,364	1,683,099,391

Stapled securities have the right to receive dividends from WHL and distributions from WAT and WT as declared and, in the event of winding up of WHL, WAT and WT, to participate in the proceeds from the sale of all surplus assets in proportion to the number of and amounts paid up on stapled securities held.

Holders of stapled securities can vote their shares and units in accordance with the Corporations Act, either in person or by proxy, at a meeting of either WHL, WAT and WT (as the case may be).

	CONSOLIDATED	
	30 Jun 05 $million	*31 Dec 04 $million*
(b) Amount of contributed equity		
Balance at the beginning of the period	5,304.8	5,287.3
Distribution reinvestment plan	129.0	169.3
Conversion of options	200.1	0.2
Stapling distributions - return of capital	-	(635.9)
Securities issued to implement the Merger	-	483.9
Balance at the end of the period for WT	5,633.9	5,304.8

	CONSOLIDATED	
	30 Jun 05 $million	*30 Jun 04 $million*
5 DISTRIBUTIONS		
(a) Current period interim/prior period final distribution proposed		
Ordinary units: 19.50 cents per unit, 25.0% estimated tax advantaged	332.7	279.5
DRP units: 13.14 cents per unit, 25.0% estimated tax advantaged	2.0	4.2
	334.7	283.7

Distributions proposed are to be paid on 31 August 2005. The record date for these distributions was 15 August 2005. The Westfield Group Distribution Reinvestment Plan (DRP) was in operation for the distribution payable on 31 August 2005. DRP securities issued during the period rank for distribution from the first day following the date on which they are issued.

	30 Jun 05	30 Jun 04
(b) Distributions paid during the period		
Distribution in respect of the 6 months to 31 December 2004		
- Ordinary units	349.1	
Distribution in respect of the 6 months to 31 December 2003		
- Ordinary units		267.6
- DRP units		3.6
	349.1	271.2

	CONSOLIDATED	
	30 Jun 05	*31 Dec 04*
	$million	*$million*
6 CONTINGENT LIABILITIES		
Performance guarantees	29.9	30.0
Borrowings of associates of the Responsible Entity	2,780.0	2,051.5
	2,809.9	2,081.5

From time to time, in the normal course of business, the Group is involved in lawsuits. The Directors believe that the ultimate outcome of such pending litigation will not materially affect the results of operations or the financial position of the Group.

In addition to the above, the Group has guaranteed $1,207.5 million of capital expenditure commitments and $28.0 million of borrowings of associates of the Responsible Entity.

7 SUBSEQUENT EVENTS

Since the end of the period WT has:

- acquired a 50% interest in Penrith Plaza, Sydney for $404.3 million (net of acquisition costs and inclusive of project costs to date) as well as a 50% interest in Woden Plaza, Canberra for $245.3 million (net of acquisition costs).

WESTFIELD TRUST
COMPRISING WESTFIELD TRUST AND ITS CONTROLLED ENTITIES
NOTES TO THE FINANCIAL STATEMENTS
for the half year ended 30 June 2005

8 SEGMENT INFORMATION
PRIMARY GEOGRAPHIC SEGMENT

	AUSTRALIA		*NEW ZEALAND*		*CONSOLIDATED*	
	30 Jun 05 $million	*30 Jun 04 $million*	*30 Jun 05 $million*	*30 Jun 04 $million*	*30 Jun 05 $million*	*30 Jun 04 $million*
Segment revenue and other income						
Revenue	571.1	485.6	86.0	75.3	657.1	560.9
Property revaluation	553.5	331.9	1.5	5.3	555.0	337.2
Equity accounted entities net profit	52.4	28.9	-	-	52.4	28.9
Total segment revenue and other income	**1,177.0**	**846.4**	**87.5**	**80.6**	**1,264.5**	**927.0**
Other income					14.2	-
Interest income					14.7	1.2
Gain on disposal of assets/transaction costs written off					1.7	(30.5)
Consolidated total revenue					**1,295.1**	**897.7**
Segment profit						
Segment result before corporate overheads, interest, sale of investments and taxation	1,006.9	626.5	61.6	58.7	1,068.5	685.2
Other income					14.2	-
Corporate overheads					(1.5)	(4.0)
Net financing costs					(329.6)	(95.4)
Gain on disposal of assets/transaction costs written off					1.7	4.0
Other costs					(1.6)	-
Tax expense					(6.1)	8.1
Consolidated profit after tax					**745.6**	**597.9**

WESTFIELD TRUST
COMPRISING WESTFIELD TRUST AND ITS CONTROLLED ENTITIES
DIRECTORS' DECLARATION

The Directors of Westfield Management Limited, the Responsible Entity of Westfield Trust ("Trust") declare that:

(a) in the Directors' opinion, there are reasonable grounds to believe that the Trust will be able to pay its debts as and when they become due and payable; and

(b) in the Directors' opinion, the Financial Statements and notes of the consolidated entity:

   (i) comply with Accounting Standard AASB 134 Interim Financial Reporting and the Corporations Act 2001; and

   (ii) give a true and fair view of the financial position as at 30 June 2005 and the performance for the half year ended on that date.

Made on 13 September 2005 in accordance with a resolution of the Board of Directors.

FP Lowy, AC
Chairman

FG Hilmer, AO
Deputy Chairman

WESTFIELD TRUST
COMPRISING WESTFIELD TRUST AND ITS CONTROLLED ENTITIES
INDEPENDENT AUDIT REPORT
to the Members of Westfield Trust

ERNST & YOUNG

Scope

The financial report and directors' responsibility

The financial report comprises the balance sheet, income statement, cash flow statement, statement of changes in equity and accompanying notes to the financial statements for the consolidated entity comprising both Westfield Trust (the Trust) and the entities it controlled during the period, and the directors' declaration for the Trust, for the period ended 30 June 2005.

The directors of Westfield Management Limited, the Responsible Entity of the Trust, are responsible for preparing a financial report that gives a true and fair view of the financial position and performance of the consolidated entity, and that complies with Accounting Standard AASB 134 "Interim Financial Reporting", in accordance with the Corporations Act 2001. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report.

Audit approach

We conducted an independent audit of the financial report in order to express an opinion on it to the unitholders of the Trust and in order for the Trust to lodge the financial report with the Australian Stock Exchange and the Australian Securities and Investments Commission. Our audit was conducted in accordance with Australian Auditing Standards in order to provide reasonable assurance as to whether the financial report is free of material misstatement. The nature of an audit is influenced by factors such as the use of professional judgement, selective testing, the inherent limitations of internal control, and the availability of persuasive rather than conclusive evidence. Therefore, an audit cannot guarantee that all material misstatements have been detected.

We performed procedures to assess whether in all material respects the financial report presents fairly, in accordance with the Corporations Act 2001, including compliance with Accounting Standard AASB 134 "Interim Financial Reporting", and other mandatory financial reporting requirements in Australia, a view which is consistent with our understanding of the consolidated entity's financial position, and of its performance as represented by the results of its operations and cash flows.

We formed our audit opinion on the basis of these procedures, which included:

- examining, on a test basis, information to provide evidence supporting the amounts and disclosures in the financial report, and
- assessing the appropriateness of the accounting policies and disclosures used and the reasonableness of significant accounting estimates made by the directors.

While we considered the effectiveness of management's internal controls over financial reporting when determining the nature and extent of our procedures, our audit was not designed to provide assurance on internal controls.

We performed procedures to assess whether the substance of business transactions was accurately reflected in the financial report. These and our other procedures did not include consideration or judgement of the appropriateness or reasonableness of the business plans or strategies adopted by the directors and management of the Responsible Entity of the Trust.

Independence

We are independent of the Trust, and have met the independence requirements of Australian professional ethical pronouncements and the Corporations Act 2001. We have given to the director's of Westfield Management Limited, a written Auditor's Independence Declaration a copy of which is included in the Directors' Report. In addition to our audit of the financial report, we were engaged to undertake other services. The provision of these services has not impaired our independence.

Audit Opinion

In our opinion, the financial report of the consolidated entity comprising Westfield Trust and the entities it controlled during the period is in accordance with:

(a) the Corporations Act 2001, including:

(i) giving a true and fair view of the financial position of the consolidated entity at 30 June 2005 and of its performance for the period ended on that date; and

(ii) complying with Accounting Standard AASB 134 "Interim Financial Reporting" and the Corporations Regulations 2001; and

(b) other mandatory financial reporting requirements in Australia.

Ernst & Young

Brian Long - Partner
Sydney, 13 September 2005

WESTFIELD TRUST

COMPRISING WESTFIELD TRUST AND ITS CONTROLLED ENTITIES

DIRECTORS' REPORT

The Directors of Westfield Management Limited (the "Responsible Entity"), the responsible entity of Westfield Trust (the "Trust") submit their report for the half year ended 30 June 2005.

Directors

The names of the company's directors in office during the half year and until the date of this report are as below

FP Lowy, AC	Chairman – Executive Director
FG Hilmer, AO	Deputy Chairman – Non-Executive Director
DH Lowy, AM	Deputy Chairman – Non-Executive Director
RL Furman	Non-Executive Director
DM Gonski, AO	Non-Executive Director
SP Johns	Non-Executive Director
PS Lowy	Managing Director – Executive Director
SM Lowy	Managing Director – Executive Director
JB Studdy, AM	Non-Executive Director
FT Vincent	Non-Executive Director
GH Weiss	Non-Executive Director
DR Wills, AO	Non-Executive Director
CM Zampatti, AM	Non-Executive Director

Review and results of operations

This is the Trust's first financial report prepared under International Financial Reporting Standards (AIFRS).

WT reported a net profit of $745.6 million and a distribution of $334.7 million for the six months to 30 June 2005. Earnings per unit is 43.76 cents and a distribution per unit of 19.50 cents.

As at 30 June 2005, the Trust had a $15.5 billion (consolidated properties: $14.6 billion and share of equity accounted properties: $0.9 billion) interest in 53 shopping centres, comprising 10,700 retailers and approximately 3.4 million square metres of retail space.

The significant changes in the Group's state of affairs during the half year were:

Key highlights for the period include:

- revaluation uplift of $575.6 million on the Trust's property interests.
- The Trust currently has 7 projects under construction totalling $0.9 billion. One of these projects (with a project cost of $200 million) commenced during the period.
- acquisition of $649.6 million of shopping centre assets.

Rounding

The Trust is of a kind referred to in the Australian Securities and Investments Commission Class Order 98/0100 dated 10 July 1998. Accordingly, amounts in the Directors' Report, the Financial Statements and the Notes thereto have been rounded to the nearest hundred thousand dollars.

Auditor's independence declaration

The directors have obtained the following independence declaration from the auditors, Ernst & Young.

ERNST & YOUNG

Auditor's independence declaration to the Directors of Westfield Management Limited

In relation to our audit of the financial report of Westfield Trust for the half year ended 30 June 2005, to the best of my knowledge and belief, there have been no contraventions of the auditor independence requirements of the Corporations Act 2001 or any applicable code of professional conduct.

Ernst & Young
Sydney
13 September 2005

Brian Long
Partner

This Report is made on 13 September 2005 in accordance with a resolution of the Board of Directors and is signed for and on behalf of the Directors.

FP Lowy, AC
Chairman

FG Hilmer, AO
Deputy Chairman

DIRECTORY

Westfield Group
Westfield Holdings Limited
ABN 66 001 671 496

Westfield Trust
ARSN 090 849 746
(responsible entity Westfield Management Limited
ABN 41 001 670 579, AFS Licence No 230329)

Westfield America Trust
ARSN 092 058 449
(responsible entity Westfield America Management Limited
ABN 66 072 780 619, AFS Licence No 230324)

Registered Office
Level 24, Westfield Towers
100 William Street
Sydney NSW 2011
Telephone: +61 2 9358 7000
Facsimile: +61 2 9358 7077

United States Office
12th Floor
11601 Wilshire Boulevard
Los Angeles California 90025
Telephone: +1 310 478 4456
Facsimile: +1 310 478 1267

New Zealand Office
Level 3
Corner Remuera Road & Nuffield Street
Newmarket, Auckland
Telephone: +64 9 978 5050
Facsimile: +64 9 978 5070

United Kingdom Office
6th Floor, MidCity Place
71 High Holborn
London WC1V 6EA
Telephone: +44 20 7061 1400
Facsimile: +44 20 7061 1401

Secretaries
Maureen T McGrath
Simon J Tuxen

Auditors
Ernst & Young
The Ernst & Young Centre
680 George Street
Sydney NSW 2000

Investor Information
Westfield Holdings Limited
Level 24, Westfield Towers
100 William Street
Sydney NSW 2011
Telephone: +61 2 9358 7877
Facsimile: +61 2 9358 7881
E-mail: investor@au.westfield.com
Website: www.westfield.com/corporate

Principal Share Registry
Computershare Investor Services Pty Limited
Level 3, 60 Carrington Street
Sydney NSW 2000
GPO Box 7045
Sydney NSW 2001
Telephone: +61 3 9415 4070
Enquiries: 1300 132 211
Facsimile: +61 3 9473 2500
E-mail: webqueries@computershare.com.au
Website: computershare.com

Listing
Australian Stock Exchange – WDC

Website
westfield.com



AMERICA TRUST

INTERIM FINANCIAL REPORT

FOR THE HALF YEAR ENDED 30 JUNE 2005

	Page
Income statement	1
Statement of proposed distribution	2
Statement of changes in equity	2
Balance sheet	3
Cash flow statement	4
Notes to the financial statements	5
Directors' Declaration	13
Independent Audit Report	14
Directors' Report	15
Directory	16

WESTFIELD AMERICA TRUST

COMPRISING WESTFIELD AMERICA TRUST AND ITS CONTROLLED ENTITIES

INCOME STATEMENT

for the half year ended 30 June 2005

	CONSOLIDATED	
	30-Jun-05 *$million*	*30-Jun-04* *$million*
Revenue and other income		
Property revenue	719.5	824.9
Property revaluation	635.8	482.8
	1,355.3	**1,307.7**
Share of net profits of equity accounted entities	83.2	151.8
Other income	45.3	-
Profit on disposal of assets	4.9	-
Interest income	10.9	2.2
Total revenue and other income	**1,499.6**	**1,461.7**
Expenses		
Property expenses and outgoings	(246.1)	(250.7)
Corporate costs	(9.0)	(17.3)
	(255.1)	**(268.0)**
Goodwill on acquisitions (due to the recognition of deferred tax liabilities) written off	(3.5)	-
Transaction costs written off	-	(34.5)
Financing costs		
- interest bearing liabilities	(136.8)	(215.9)
- other financial liabilities	(253.0)	(20.9)
Total expenses	**(648.4)**	**(539.3)**
Profit before tax expense and minority interests	**851.2**	**922.4**
Tax expense	(138.7)	(112.1)
Profit after tax expense for the period	**712.5**	**810.3**
Less: net profit attributable to minority interests	-	(176.7)
Net profit attributable to Members of Westfield America Trust ("WAT")	**712.5**	**633.6**

	cents	*cents*
Basic earnings per unit	**39.87**	**36.56**
Diluted earnings per unit	**39.87**	**36.56**

WESTFIELD AMERICA TRUST

COMPRISING WESTFIELD AMERICA TRUST AND ITS CONTROLLED ENTITIES

STATEMENT OF PROPOSED DISTRIBUTION

for the half year ended 30 June 2005

	Note	*CONSOLIDATED* 30-Jun-05 $million	30-Jun-04 $million
Net profit attributable to Members of WAT		712.5	633.6
Adjusted for:			
Revaluation of investment properties		(635.8)	(482.8)
Revaluation of investment properties attributable to equity accounted entites		(37.8)	(117.6)
Minority interest property revaluations		-	129.2
Amortisation of tenant allowances		21.9	18.4
Net unrealised loss on mark to market of derivatives that do not qualify for hedge accounting		70.0	-
Interest expense on minority equity interest classified as convertible debt and the mark to market of convertible debt		173.1	-
Deferred tax charge		115.4	76.5
Goodwill on acquisitions (due to the recognition of deferred tax liabilities) written off		3.5	-
Net profit from asset sales/transaction costs written off		(4.9)	34.5
Distribution from retained profits		34.8	-
Special capital distribution		-	34.0
Distribution proposed	5	**452.7**	**325.8**
Weighted average number of securities entitled to distribution at 30 June 2005		*1,799.5*	*1,731.4*
Distribution proposed per ordinary unit (cents) [i]	5	**25.16**	**16.85**
Distribution proposed per DRP unit (cents) [i]	5	**16.96**	**11.30**
Special capital distribution proposed per unit (cents) [i]	5	**-**	**1.96**

(i) The comparative amounts have been restated to include the issuance and consolidation of WAT's units due to the stapling transaction with Westfield Holdings Limited and Westfield Trust, on an unadjusted basis the distribution per ordinary unit was 7.80 cents, the distribution per DRP unit was 5.23 cents and the special capital distribution was 0.90 cents.

STATEMENT OF CHANGES IN EQUITY

for the half year ended 30 June 2005

	Note	*CONSOLIDATED* 30-Jun-05 $million	30-Jun-04 $million
Opening balance of equity attributable to Members	3(e)	6,373.6	4,537.7
Contributed equity			
Dividend / distribution reinvestment plan		105.8	187.5
Conversion of options		89.4	-
Special capital distribution		-	(34.0)
Foreign currency translation reserve			
Net exchange difference on translation of foreign operations [i]		(69.3)	400.2
Retained profits			
Distribution paid/payable		(473.7)	(291.8)
Net adjustments recognised directly in equity		(347.8)	261.9
Profit after tax expense for the period [i]		712.5	633.6
Closing balance of equity attributable to Members of WAT		**6,738.3**	**5,433.2**

(i) Total income and expenses for the period, including amounts recognised directly in equity, is $643.2 million (30 June 2004: $1,033.8 million), being profit after tax expense for the period of $712.5 million (30 June 2004: $633.6 million) and the net exchange loss on translation of foreign operations of $69.3 million (30 June 2004: $400.2 million net exchange gain).

WESTFIELD AMERICA TRUST

COMPRISING WESTFIELD AMERICA TRUST AND ITS CONTROLLED ENTITIES

BALANCE SHEET

as at 30 June 2005

	Note	CONSOLIDATED 30-Jun-05 $million	31-Dec-04 $million
Current assets			
Cash and cash equivalents		92.1	158.5
Trade receivables		5.6	20.2
Receivables		459.3	322.2
Tax receivable		36.4	26.5
Other assets		411.0	370.3
Total current assets		**1,004.4**	**897.7**
Non current assets			
Investment properties		15,028.3	13,647.4
Equity accounted investments		1,550.1	1,458.1
Other investments		111.7	105.6
Receivables		3.7	101.1
Deferred tax assets		33.5	5.3
Other assets		727.2	939.7
Total non current assets		**17,454.5**	**16,257.2**
Total assets		**18,458.9**	**17,154.9**
Current liabilities			
Payables		389.7	398.3
Interest bearing liabilities		241.7	165.7
Tax payable		10.3	6.8
Other liabilities		-	179.1
Total current liabilities		**641.7**	**749.9**
Non current liabilities			
Payables		65.6	104.6
Interest bearing liabilities		6,724.8	6,214.9
Other financial liabilities		2,993.2	302.8
Deferred tax liabilities		1,085.9	887.0
Other liabilities		209.4	304.3
Total non current liabilities		**11,078.9**	**7,813.6**
Total liabilities		**11,720.6**	**8,563.5**
Net assets		**6,738.3**	**8,591.4**
Equity attributable to Members of WAT			
Contributed equity	4	5,916.6	5,647.4
Reserves		247.8	289.9
Retained profits		573.9	1,098.8
Total Equity attributable to Members of WAT		**6,738.3**	**7,036.1**
Minority Interests			
Contributed equity		-	1,194.3
Reserves		-	(37.6)
Retained profits		-	398.6
Total Minority Interests		**-**	**1,555.3**
Total Equity		**6,738.3**	**8,591.4**

WESTFIELD AMERICA TRUST

COMPRISING WESTFIELD AMERICA TRUST AND ITS CONTROLLED ENTITIES

CASH FLOW STATEMENT

for the half year ended 30 June 2005

	CONSOLIDATED	
	30-Jun-05 $million	*30-Jun-04 $million*
Cash flows from operating activities		
Receipts in the course of operations	772.5	871.9
Payments in the course of operations	(290.0)	(344.1)
Distributions received from equity accounted associates	33.2	29.2
Settlement of forward exchange contracts	74.4	-
Withholding taxes paid	(39.7)	(35.4)
Net cash flows from operating activities	**550.4**	**521.6**
Cash flows from investing activities		
Acquisition of property investments	(148.2)	-
Payments for capital expenditure of property investments	(317.2)	(216.2)
Proceeds from the sale of property investments	1.7	86.8
Net payments for investments in equity accounted investments	(23.6)	(37.6)
Net cash flows used in investing activities	**(487.3)**	**(167.0)**
Cash flows from financing activities		
Proceeds from issue of securities (units)	195.3	187.5
Net proceeds from interest bearing liabilities	384.8	148.1
Interest received	9.2	1.8
Financing costs	(230.4)	(275.9)
Distributions paid	(473.7)	(310.1)
Dividends paid by controlled entities to minority interests	-	(64.3)
Merger and capital restructure charges	(14.7)	-
Net cash flows from financing activities	**(129.5)**	**(312.9)**
Net (decrease)/increase in cash and cash equivalents held	(66.4)	41.7
Add opening cash and cash equivalents brought forward	158.5	173.9
Cash and cash equivalents at the end of the period	**92.1**	**215.6**

1 BASIS OF PREPARATION OF THE HALF YEAR FINANCIAL REPORT

(a) Statement of Compliance with Australian Equivalents to International Financial Reporting Standards

This interim financial report complies with Australian Accounting Standards, which include Australian equivalents to International Financial Reporting Standards ("AIFRS"). Compliance with AIFRS ensures that the financial report, comprising the financial statements and the notes thereto, complies with International Financial Reporting Standards.

This is the first financial report prepared based on AIFRS. The date of transition of AIFRS is 1 January 2004, accordingly the financial information for the half year ended 30 June 2004 and the year ended 31 December 2004 have been restated. A summary of the significant accounting policies under AIFRS are disclosed in Note 2 below.

Note 3 includes reconciliations between previously reported Australian Generally Accepted Accounting Principles as at 31 December 2004 ("AGAAP") to AIFRS including:

- a reconciliation between AGAAP and AIFRS equity as at 1 January 2004, 30 June 2004 and 31 December 2004; and
- a reconciliation between AGAAP and AIFRS profit for the half year ended 30 June 2004 and full year ended 31 December 2004.

(b) Interim Reporting

The interim financial report does not include all notes of the type normally included within the annual financial report and therefore cannot be expected to provide as full an understanding of the income statement, balance sheet and financing and investing activities of the consolidated entity as the full financial report.

The interim financial report should be read in conjunction with the annual financial report of WAT as at 31 December 2004, which was prepared based on Australian Accounting Standards applicable before 1 January 2005.

It is also recommended that the interim financial report be considered together with any public announcements made by the Westfield Group during the half year ended 30 June 2005 in accordance with the continuous disclosure obligations arising under the Corporations Act 2001.

(c) Basis of Accounting

The interim financial report is a general-purpose financial report, which has been prepared in accordance with the requirements of the Corporations Act 2001, applicable Accounting Standards including AASB 134 "Interim Financial Reporting" and other mandatory professional reporting requirements. The interim financial report has also been prepared on a historical cost basis, except for investment properties, derivative financial instruments and available for sale financial assets that have been measured at fair value.

For the purpose of preparing the interim financial report, the half year has been treated as a discrete reporting period.

2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Listed Property Trust Units

WAT has had its constitution amended at its members' meeting on 12 May 2005. The amendment was the removal of the finite maximum term, which allows the unitholders' funds to remain as equity in accordance with AASB 132 "Financial Instruments: Presentation and Disclosure". The Group has deferred the adoption of AASB 132 "Financial Instruments: Presentation and Disclosure" and AASB 139 "Financial Instruments: Recognition and Measurement" to 1 January 2005. Accordingly, AASB 132 and 139 have not been applied to the comparatives and WAT's units have been accounted for as equity.

(b) Consolidation and classification

The Westfield Group was established in July 2004 by the stapling of securities of each of Westfield Holdings Limited ("WHL"), Westfield Trust ("WT") and WAT. The securities trade as one security on the Australian Stock Exchange under the code WDC. The stapling transaction is referred to as the "Merger".

The consolidated financial report comprises the financial statements and notes to the financial statements of WAT (the "Parent Entity"), and each of its controlled entities as from the date the Parent Entity obtained control until such time control ceased. The Parent Entity and controlled entities are collectively referred to as "the Group". Where entities adopt accounting policies which differ from those of the Parent Entity, adjustments have been made so as to achieve consistency within the Group.

In preparing the consolidated financial statements all inter-entity transactions and balances, including unrealised profits arising from intra group transactions, have been eliminated in full. Unrealised losses are eliminated unless costs cannot be recovered. Minority interests from 1 January 2004 to 31 December 2004 represents interests in Westfield America Inc ("WEA") not held by the Group.

2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

i) Joint Ventures

Joint venture entities

The Group has significant co-ownership interests in a number of properties through property partnerships or trusts. These joint venture entities are accounted for using the equity method of accounting.

The Group and its joint venture entities use consistent accounting policies. Investment in joint venture entities are carried in the consolidated balance sheet at cost plus post-acquisition changes in the Group's share of net assets of the joint venture entities. The consolidated income statement reflects the Group's share of the results of operations of the joint venture entity.

ii) Associates

Where the Group exerts significant influence but not control, equity accounting is applied. The Group and its associates use consistent accounting policies. Investment in the associates are carried in the consolidated balance sheet at cost plus post-acquisition changes in the Group's share of net assets of the associates. The consolidated income statement reflects the Group's share of the results of operations of the associate. Where there has been a change recognised directly in the associate's equity, the Group recognises its share of any changes and discloses this, when applicable in the consolidated financial statements.

iii) Controlled entities

Where an entity either began or ceased to be a controlled entity during the reporting period, the results are included only from the date control commenced or up to the date control ceased. Minority interests are shown as a separate item in the consolidated financial statements.

Incremental interests acquired in controlled entities are reflected at their fair values. Adjustments have been made to the relevant equity interests to reflect any differences between the purchase price and the fair value. Adjustments have also been made to each class of equity interest to reflect the proportionate ownership interests.

In May 2002, WAT together with Simon Property Group ("Simon") and The Rouse Company ("Rouse"), acquired the assets and liabilities of Rodamco North America, N.V. ("RNA"). The Group's economic interest (of 43.3% by value) is represented by a 52.7% equity ownership of Head Acquisition LP which has been accounted for in accordance with the substance of the contractual agreements. Properties where the Group has 100% economic ownership have been consolidated. Other retail and property investments and property where the Group has significant influence have been equity accounted.

(c) Investment properties

The Group's investment properties include freehold and leasehold land, buildings, leasehold improvements, construction and development projects.

Land and buildings are considered as having the function of an investment and therefore are regarded as a composite asset, the overall value of which is influenced by many factors, the most prominent being income yield, rather than by the diminution in value of the building content due to effluxion of time. Accordingly, the buildings and all components thereof, including integral plant and equipment, are not depreciated.

Initially, investment properties are measured at cost including transaction costs. Subsequent to initial recognition, the Group's portfolio of investment properties is stated at fair value. Gains and losses arising from changes in the fair values of investment properties are included in the income statement in the year in which they arise. Any gains or losses on the sale of an investment property are recognised in the income statement in the year of sale.

Amounts capitalised to construction and development projects include the cost of sundry acquisitions and development costs in respect of qualifying assets and borrowing costs during development.

At each reporting date, the carrying value of the portfolio of investment properties is assessed by the Directors and where the carrying value differ materially from the Directors' assessment of fair value, an adjustment to the carrying value is recorded as appropriate.

The Directors' assessment of fair value of each investment property is confirmed by annual independent valuations conducted on a rolling basis. In determining the fair value, the capitalisation of net income method and the discounting of future cash flows to their present value have been used.

(d) Other investments

Unlisted investments are stated at fair value of the Group's interest in the underlying assets or cost.

2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(e) Foreign currencies

i) Translation of foreign currency transactions

The functional and presentation currencies of the Parent Entity is Australian dollars. The functional currency of its entities in the United States is United States dollars. The presentation currency of the overseas entities is Australian dollars to enable the consolidated financial statements of the Group to be reported in a common currency.

Foreign currency transactions are converted to Australian dollars at exchange rates ruling at the date of those transactions. Amounts payable and receivable in foreign currency at balance date are translated to Australian dollars at exchange rates ruling at that date. Exchange differences arising from amounts payable and receivable are treated as operating revenue or expense in the period in which they arise, except as noted below.

ii) Translation of accounts of foreign operations

The balance sheet of foreign subsidiaries and equity accounted associates are translated at exchange rates ruling at balance date and the income statement of foreign subsidiaries and equity accounted associates are translated at average exchange rates for the period. Exchange differences arising on translation of the interests in foreign operations and equity accounted associates are taken directly to the Foreign Currency Translation Reserve. On consolidation, exchange differences and the related tax effect on loans and cross currency swaps denominated in foreign currencies, which hedge net investments in foreign operations and equity accounted associates are taken directly to the Foreign Currency Translation Reserve.

(f) Revenue from continuing operations

Revenues from rents and other property income are brought to account on an accruals basis and, if not received at balance date, are reflected in the balance sheet as receivables and are carried at fair value. Recoveries from tenants are recognised as income in the year the applicable costs are accrued. Profits from the sale of property investments are recognised upon settlement and after contractual duties are completed.

Certain tenant allowances that are classified as lease incentives are recorded as a separate asset and amortised over the term of the lease. The amortisation is recorded against property income.

All other revenues are recognised on an accruals basis.

(g) Expenses from continuing operations

Expenses from ordinary activities including rates, taxes and other outgoings, are brought to account on an accruals basis and any related payables are carried at cost. All other expenses are brought to account on an accruals basis.

(h) Taxation

The Group comprises taxable and non taxable entities. A liability for current and deferred taxation and tax expense is only recognised in respect of taxable entities that are subject to taxation as set out below.

Under current Australian income tax legislation, WAT is not liable to Australian income tax, including capital gains tax, provided that Members are presently entitled to the income of the Trust as determined in accordance with WAT's constitution.

Westfield America, Inc. ("WEA"), is a Real Estate Investment Trust ("REIT") for United States income tax purposes. To maintain its REIT status, WEA is required to distribute at least 90% of its taxable income to shareholders and meet certain asset and income tests as well as certain other requirements. As a REIT, WEA will generally not be liable for federal and state income taxes in the United States, provided it satisfies the necessary requirements and distributes 100% of its taxable income to its shareholders. Dividends paid by WEA to WAT are subject to United States dividend withholding tax.

Under current Australian income tax legislation, Members of WAT may be entitled to receive a foreign tax credit for United States withholding tax deducted from dividends paid to WAT by WEA.

Deferred tax is the tax expected to be payable or recoverable, by the entity, on differences between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is realised through continued use or the liability is settled, based on tax rates (and tax laws) that have been enacted at the balance sheet date. Income taxes related to items recognised directly in equity are recognised in equity and not in the income statement.

(i) Goodwill and deferred tax on property acquisitions

Goodwill on acquisition is initially measured at cost being the excess of the cost of the business combination over the acquirer's interest in the net fair value of the identifiable assets, liabilities and contingent liabilities. Following initial recognition, goodwill is measured at cost less any accumulated impairment losses and is not amortised.

The excess of the cost over the net fair value for the Group generally arises as a result of the recognition of deferred taxes based on the difference between the tax cost base and the fair value of net assets acquired. The deferred tax liability recognised at nominal value on acquisition of property businesses generally arises from the recognition of built in capital gains on those properties. Any resultant goodwill which arises from the recognition of these deferred tax liabilities is assessed for impairment. Impairment usually arises when the nominal value of deferred taxes on built in capital gains exceeds the fair value of those taxes. Any impairment write down is charged to the income statement subsequent to acquisition.

2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(j) Financing costs

Financing costs include interest, amortisation of discounts or premiums relating to borrowings and other costs incurred in connection with the arrangement of borrowings. Financing costs are expensed as incurred unless they relate to a qualifying asset. A qualifying asset is an asset which generally takes more than 12 months to get ready for its intended use or sale. In these circumstances, the financing costs are capitalised to the cost of the asset. Where funds are borrowed by the Group for the acquisition or construction of a qualifying asset, the amount of financing costs capitalised are those incurred in relation to that borrowing.
Refer to note 2(n) for other items included in financing costs.

(k) Leases

Leases are classified at their inception as either operating or finance leases based on the economic substance of the agreement so as to reflect the risks and benefits incidental to ownership.

(i) Operating leases

The minimum lease payments of operating leases, where the lessor effectively retains substantially all of the risks and benefits of ownership of the leased item, are recognised as an expense on an accruals basis.
Ground rent obligations for leasehold property that meets the definition of an investment property are accounted for as a finance lease.

(ii) Finance leases

Leases which effectively transfer substantially all of the risks and benefits incidental to ownership of the leased item to the Group are capitalised at the present value of the minimum lease payments under lease and are disclosed as an asset or investment property.

Capitalised lease assets are depreciated over the shorter of the estimated useful life of the assets and the lease term. Minimum lease payments are allocated between interest expense and reduction of the lease liability.

(l) Contributed equity

Issued and paid up capital is recognised at the fair value of the consideration received by the Group. Any transaction costs arising on the issue of ordinary shares are recognised directly in equity as a reduction of the share proceeds received.

(m) Cash flows

Cash on hand, at bank and short-term deposits are stated at nominal value. For the purposes of the cash flow statement, cash includes cash on hand and at bank, short term money market deposits and bank accepted bills of exchange readily convertible to cash, net of bank overdrafts and short term loans. Bank overdrafts are carried at the principal amount. Interest is charged as an expense as it accrues.

(n) Derivative and other financial instruments

The Group's activities expose it to changes in interest rates and foreign exchange rates. There are policies and limits in respect of the use of derivative and other financial instruments to hedge cash flows subject to interest rate and currency risks.

There is a comprehensive hedging program implemented by the Group that is used to manage interest and exchange rate risk. Derivatives are not entered into for speculative purposes and the hedging policies are approved and monitored by the Board. Accounting standards however, include onerous documentation, designation and effectiveness requirements before a derivative financial instrument can qualify for hedge accounting. The Group's treasury transactions are undertaken to achieve economic outcomes in line with its treasury policy. The AIFRS documentation, designation and effectiveness requirements cannot be met in all circumstances. As a result all derivatives other than cross currency swaps that hedge investments in foreign operations do not qualify for hedge accounting and are recorded at fair value through the profit and loss account.

The fair value of forward exchange contracts is calculated by reference to current forward exchange rates for contracts with similar maturity profiles. The fair value of interest rate swap contracts is determined by reference to market values for similar instruments.
The accounting policies adopted in relation to material financial instruments are detailed as follows:

i) Financial assets

Receivables
Trade and other receivables are carried at amortised cost, less provision for doubtful debts, and are generally due within 30 days.
Other loans
Loans are carried at cost. Interest is credited as income on an accruals basis.

ii) Financial liabilities

Payables
Trade and sundry creditors are carried at amortised cost, and are generally payable within 60 days.
Interest bearing liabilities
Interest bearing liabilities are carried at amortised cost or at their fair value at the time of acquisition in the case of assumed liabilities. Interest is charged as an expense on an accruals basis.

2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(n) Derivative and other financial instruments (continued)

ii) Financial liabilities (continued)

Other financial liabilities

Other financial liabilities include preference shares and convertible debt. Where there is a minimum distribution entitlement and/or the redemption terms include the settlement for cash on redemption the instrument is classified as a derivative and is fair valued through the income statement.

iii) Interest rate swaps

The Group enters into interest rate swap agreements that are used to convert certain variable interest rate borrowings to fixed interest rates. The swaps are entered into with the objective of hedging the risk of interest rate fluctuations in respect of underlying borrowings.

Derivatives entered into to reduce exposures to fluctuations in floating interest rates may be accounted for as cash flow hedges provided the hedge designation, documentation and effectiveness tests can be met. If these tests are satisfied then the hedging derivative is measured at fair value and gains or losses are reflected directly in equity until the hedged transaction occurs, when they are released to the income statement. To the extent that the hedges do not qualify for hedge accounting then gains or losses arising from changes in fair value is reflected in the income statement immediately.

iv) Cross currency swaps and forward exchange contracts

The Group enters into cross currency swaps and forward exchange contracts where it agrees to buy or sell specified amounts of foreign currencies in the future at predetermined exchange rates. The objective is to minimise the risk of exchange rate fluctuation in respect of certain of its foreign currency denominated assets, liabilities, revenues and expenses. The Group only enters into derivative financial instruments to hedge certain underlying assets, liabilities, revenues and expenses.

The forward exchange contracts entered into to hedge the foreign exchange exposure relating to revenues denominated in a foreign operation's functional currency do not qualify for hedge accounting. Accordingly, such derivatives are measured at fair value and gains and losses are reflected in the income statement as they arise.

The foreign exchange exposure on net investments in foreign operations qualify for hedge accounting provided that the hedge designation, documentation and effectiveness tests are met. If these tests are satisfied then the hedging derivative is measured at fair value and gains and losses reflected in the foreign currency translation reserve. To the extent that the hedge does not qualify for hedge accounting then a corresponding portion of the gain or loss is reflected in the income statement.

v) Disclosure of fair values

Recognised financial assets and liabilities are recorded at balance date at their net fair values with the exception of investments in associates which are carried at cost plus post-acquisition changes in the Group's share of net assets of the associates, less any impairment in value.

Applicable market rates, values, prices and terms in respect of derivative and other financial instruments are set out in the notes to these Financial Statements.

(o) Rounding

In accordance with ASIC Class Order 98/0100, the amounts shown in the Financial Report have, unless otherwise indicated, been rounded to the nearest tenth of a million dollars. Amounts shown as 0.0 represent amounts less than $50,000 that have been rounded down.

3 IMPACT OF ADOPTING AIFRS

(a) AASB 1 transitional exemptions

The Group has made its election to the transitional exemptions allowed by AASB 1 "First-time Adoption of Australian Equivalents to International Financial Reporting Standards" as follows:

i) AASB 3 "Business Combinations" was not applied retrospectively to business combinations undertaken before the date of transition to AIFRS.

ii) AASB 2 "Share Based Payments" is applied only to equity instruments granted after 7 November 2002 that had not vested on or before 1 January 2005.

iii) The Group has elected not to apply AASB 121 "The Effects of Changes in Foreign Exchange Rates" to the cumulative translation differences at the date of transition to AIFRS. This will result in the foreign currency translation reserve balance at 1 January 2004 being transferred to opening retained earnings. Any gain or loss on a subsequent disposal of any foreign operation shall exclude translation differences that arose before the date of transition and shall include later translation differences.

iv) The Group has elected to defer the application of AASB 132 "Financial Instruments: Presentation and Disclosure" and AASB 139 "Financial Instruments: Recognition and Measurement". As a result of the deferral, the opening retained earnings at 1 January 2005 has been adjusted to account for the application of AASB 132 "Financial Instruments: Presentation and Disclosure" and AASB 139 "Financial Instruments: Recognition and Measurement" as at that date. Refer note 3(e) for the reconciliation between the 31 December 2004 closing balance and the 1 January 2005 opening balance.

WESTFIELD AMERICA TRUST

COMPRISING WESTFIELD AMERICA TRUST AND ITS CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS

for the half year ended 30 June 2005

3 IMPACT OF ADOPTING AIFRS (continued)

(b) Reconciliation of profit after tax between AGAAP and AIFRS

	CONSOLIDATED	
	Year ended 31-Dec-04 $million	*Half year ended 30-Jun-04 $million*
Profit after tax attributable to members as previously reported under AGAAP	697.8	257.3
Investment property revaluations [i]	1,955.8	482.8
Minority interest property revaluations [i]	(509.4)	(129.2)
Investment property revaluations attributable to equity accounted associates [i]	491.7	117.6
Deferred tax charge [ii]	(318.9)	(76.5)
Tenant allowances amortised	(38.8)	(18.4)
Profit after tax attributable to Members of WAT under AIFRS	**2,278.2**	**633.6**

(i) AASB 140 "Investment Property" requires revaluation increment/decrement to be recognised through the income statement. Under AGAAP revaluation movements were recognised in the asset revaluation reserve.

(ii) The balance sheet liability method of accounting for income taxes is required under AASB 112 "Income Taxes". A deferred tax liability is recognised for depreciation allowances for tax purposes and revaluations of investment properties. Under AGAAP, depreciation allowances for tax purposes and revaluation of investment properties does not have an impact on the tax expense in the income statement. A liability was only recognised once there was an intention to sell the investment property and the sale would give rise to a tax obligation.

(c) Reconciliation of total equity between AGAAP and AIFRS

	CONSOLIDATED		
	31-Dec-04 $million	*30-Jun-04 $million*	*1-Jan-04 $million*
Total equity under previous AGAAP	9,473.1	7,520.6	6,432.2
Adjustments to equity			
Deferred tax liability [i]	(881.7)	(679.8)	(532.9)
Total Equity under AIFRS	**8,591.4**	**6,840.8**	**5,899.3**

(i) The balance sheet liability method of accounting for income taxes is required under AASB 112 "Income Taxes". A deferred tax liability is recognised for depreciation allowances for tax purposes and revaluations of investment properties. Under AGAAP, depreciation allowances for tax purposes and revaluation of investment properties does not have an impact on the tax expense in the income statement. A liability was only recognised once there was an intention to sell the investment property and the sale would give rise to a tax obligation.

(d) Cash flow Statement under AIFRS

There are no material differences between the AGAAP and AIFRS cash flow statements.

(e) Reconciliation of total equity opening balance upon adoption of AASB 132 and 139 on 1 January 2005

	CONSOLIDATED
	1-Jan-05 $million
Total equity under AIFRS at 31 December 2004	8,591.4
Adjustments to equity upon adoption of AASB 132 and 139	
Forward exchange contracts not qualifying for hedge accounting [i]	432.1
Interest rate swaps not qualifying for hedge accounting [ii]	(163.8)
Deferred tax liability	(29.4)
Reclassify minority interest to other financial liabilities [iii]	(1,194.3)
Mark to market of other financial liabilities [iii]	(1,262.4)
Total Equity under AIFRS at 1 January 2005	**6,373.6**
Total Equity under AIFRS at 1 January 2005 attributable to:	
- Members of WAT	6,373.6

(i) AASB 139 "Financial Instruments" does not allow hedge accounting for derivatives entered into to hedge the foreign exchange exposure relating to revenues denominated in a foreign operation's function currency. These derivatives are measured at fair value and gains and losses are reflected in the income statement as they arise.

Under AGAAP gains and losses on foreign currency derivatives were deferred and recorded with the underlying transactions being hedged. For hedges of foreign currency revenues, gains and losses were reflected in the income statement as the underlying foreign currency revenues were recognised.

(ii) Interest rate derivatives are considered to be ineffective as they do not meet the hedge effectiveness criteria under AASB 139 "Financial Instruments", accordingly these derivatives are measured at fair value and the gains and losses are recorded in the income statement. Under AGAAP, interest rate derivatives were accounted for on an accrual basis.

(iii) All AGAAP minority interests have been reclassified as debt and related earnings classified as interest expense in accordance with AASB 132 "Financial Instruments: Disclosure and Presentation". All convertible debt instruments are recorded at fair value under AIFRS. The fair value is based on the conversion value at balance date.

WESTFIELD AMERICA TRUST
COMPRISING WESTFIELD AMERICA TRUST AND ITS CONTROLLED ENTITIES
NOTES TO THE FINANCIAL STATEMENTS
for the half year ended 30 June 2005

	CONSOLIDATED	
	30-Jun-05 *Shares*	*31-Dec-04* *Shares*
4 CONTRIBUTED EQUITY		
(a) Number of units on issue		
Balance at the beginning of the period	1,766,183,754	3,670,205,709
Distribution reinvestment plan	15,544,151	105,344,437
Units issued on exercise of options	22,814,822	38,114
Units issued to implement the Merger		
- Consolidation of units pursuant to the terms of the Merger	-	(3,209,209,866)
- Units issued to Members of WHL	-	570,189,393
- Units issued to Members of WT	-	629,615,967
Balance at the end of the period for WAT	1,804,542,727	1,766,183,754

Stapled securities have the right to receive dividends from WHL and distributions from WT and WAT as declared and, in the event of winding up of WHL, WT and WAT, to participate in the proceeds from the sale of all surplus assets in proportion to the number of and amounts paid up on stapled securities held.

Holders of stapled securities can vote their shares and units in accordance with the Corporations Act, either in person or by proxy, at a meeting of either WHL, WT and WAT (as the case maybe).

	CONSOLIDATED	
	30-Jun-05 *$million*	*31-Dec-04* *$million*
(b) Amount of contributed equity		
Balance at the beginning of the period [(i)]	5,721.4	5,425.3
Distribution reinvestment plan	105.8	187.5
Issue of units on exercise of options	89.4	0.2
Conversion of options	-	(73.7)
Stapling distributions - return of capital	-	(488.1)
Special capital distribution - return of capital	-	(34.0)
Securities issued to implement the Merger	-	630.2
Balance at the end of the period	5,916.6	5,647.4

(i) The opening balance at 1 January 2005 has been adjusted for the effects of adopting AASB 132 and 139, as outlined in Note 3(c).

	CONSOLIDATED	
	30-Jun-05 *$million*	*30-Jun-04* *$million*
5 DISTRIBUTIONS		
(a) Current period interim/prior period interim distribution proposed		
Ordinary units: 25.16 cents per unit, 40% estimated tax advantaged	450.1	286.3
DRP units: 16.96 cents per unit, 40% estimated tax advantaged	2.6	5.5
Special capital distribution	-	34.0
	452.7	325.8

Distributions proposed are to be paid on 31 August 2005. The record date for these distributions was 15 August 2005. The Westfield Group Distribution Reinvestment Plan (DRP) was in operation for the distribution payable on 31 August 2005. DRP securities issued during the period rank for distribution from the first day following the date on which they are issued.

(b) Distributions paid during the period		
Distribution in respect of the 6 months to 31 December 2004		
Ordinary units	473.7	-
Distribution in respect of the 6 months to 31 December 2003		
Ordinary units	-	305.6
DRP units	-	4.5
	473.7	310.1

	CONSOLIDATED	
	30-Jun-05	*31-Dec-04*
	$million	*$million*
6 CONTINGENT LIABILITIES		
Performance guarantees	29.4	66.3
Special tax assessment municipal bonds	67.3	65.8
Borrowings of associates of the Responsible Entity	5,455.0	3,846.4
	5,551.7	3,978.5

From time to time, in the normal course of business, the Group is involved in lawsuits. The Directors believe that the ultimate outcome of such pending litigation will not materially affect the results of operations or the financial position of the Group.

In addition to the above, the Group has guaranteed $1,207.5 million of capital expenditure commitments and $28.0 million of borrowings of associates of the Responsible Entity.

7 SEGMENT INFORMATION

The Group operates solely as a retail property investor in the United States of America.

WESTFIELD AMERICA TRUST
COMPRISING WESTFIELD AMERICA TRUST AND ITS CONTROLLED ENTITIES
DIRECTORS' DECLARATION

The Directors of Westfield America Management Limited, the Responsible Entity of Westfield America Trust ("Trust") declare that:

(a) in the Directors' opinion, there are reasonable grounds to believe that the Trust will be able to pay its debts as and when they become due and payable; and

(b) in the Directors' opinion, the Financial Statements and notes of the consolidated entity:

  (i) comply with Accounting Standard AASB 134 Interim Financial Reporting and the Corporations Act 2001; and

  (ii) give a true and fair view of the financial position as at 30 June 2005 and the performance for the half year ended on that date.

Made on 13 September 2005 in accordance with a resolution of the Board of Directors.

FP Lowy, AC
Chairman

FG Hilmer, AO
Deputy Chairman

WESTFIELD AMERICA TRUST

COMPRISING WESTFIELD AMERICA TRUST AND ITS CONTROLLED ENTITIES

INDEPENDENT AUDIT REPORT

to the Members of Westfield America Trust

ERNST & YOUNG

Scope

The financial report and directors' responsibility

The financial report comprises the balance sheet, income statement, cash flow statement, statement of changes in equity and accompanying notes to the financial statements for the consolidated entity comprising both Westfield America Trust (the Trust) and the entities it controlled during the period, and the directors' declaration for the Trust, for the period ended 30 June 2005.

The directors of Westfield America Management Limited, the Responsible Entity of the Trust, are responsible for preparing a financial report that gives a true and fair view of the financial position and performance of the consolidated entity, and that complies with Accounting Standard AASB 134 "Interim Financial Reporting", in accordance with the Corporations Act 2001. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report.

Audit approach

We conducted an independent audit of the financial report in order to express an opinion on it to the unitholders of the Trust and in order for the Trust to lodge the financial report with the Australian Stock Exchange and the Australian Securities and Investments Commission. Our audit was conducted in accordance with Australian Auditing Standards in order to provide reasonable assurance as to whether the financial report is free of material misstatement. The nature of an audit is influenced by factors such as the use of professional judgement, selective testing, the inherent limitations of internal control, and the availability of persuasive rather than conclusive evidence. Therefore, an audit cannot guarantee that all material misstatements have been detected.

We performed procedures to assess whether in all material respects the financial report presents fairly, in accordance with the Corporations Act 2001, including compliance with Accounting Standard AASB 134 "Interim Financial Reporting", and other mandatory financial reporting requirements in Australia, a view which is consistent with our understanding of the consolidated entity's financial position, and of its performance as represented by the results of its operations and cash flows.

We formed our audit opinion on the basis of these procedures, which included:

- examining, on a test basis, information to provide evidence supporting the amounts and disclosures in the financial report, and
- assessing the appropriateness of the accounting policies and disclosures used and the reasonableness of significant accounting estimates made by the directors.

While we considered the effectiveness of management's internal controls over financial reporting when determining the nature and extent of our procedures, our audit was not designed to provide assurance on internal controls.

We performed procedures to assess whether the substance of business transactions was accurately reflected in the financial report. These and our other procedures did not include consideration or judgement of the appropriateness or reasonableness of the business plans or strategies adopted by the directors and management of the Responsible Entity of the Trust.

Independence

We are independent of the Trust, and have met the independence requirements of Australian professional ethical pronouncements and the Corporations Act 2001. We have given to the directors of Westfield America Management Limited, a written Auditor's Independence Declaration a copy of which is included in the Directors' Report. In addition to our audit of the financial report, we were engaged to undertake other services. The provision of these services has not impaired our independence.

Audit Opinion

In our opinion, the financial report of the consolidated entity comprising Westfield America Trust and the entities it controlled during the period is in accordance with:

(a) the Corporations Act 2001, including:

  (i) giving a true and fair view of the financial position of the consolidated entity at 30 June 2005 and of its performance for the period ended on that date; and

  (ii) complying with Accounting Standard AASB 134 "Interim Financial Reporting" and the Corporations Regulations 2001;

(b) other mandatory financial reporting requirements in Australia.

Ernst & Young

Meredith Scott

Ernst & Young

Meredith Scott - Partner

Sydney, 13 September 2005

WESTFIELD AMERICA TRUST

COMPRISING WESTFIELD AMERICA TRUST AND ITS CONTROLLED ENTITIES

DIRECTORS' REPORT

The Directors of Westfield America Management Limited (the "Responsible Entity"), the responsible entity of Westfield America Trust ("the Trust") submit the following report for the half year ended 30 June 2005.

Directors

The names of the Responsible Entity's directors in office during the half year and until the date of this report are as below.

FP Lowy, AC	Chairman – Executive Director
FG Hilmer, AO	Deputy Chairman – Non-Executive Director
DH Lowy, AM	Deputy Chairman – Non-Executive Director
RL Furman	Non-Executive Director
DM Gonski, AO	Non-Executive Director
SP Johns	Non-Executive Director
PS Lowy	Managing Director – Executive Director
SM Lowy	Managing Director – Executive Director
JB Studdy, AM	Non-Executive Director
FT Vincent	Non-Executive Director
GH Weiss	Non-Executive Director
DR Wills, AO	Non-Executive Director
CM Zampatti, AM	Non-Executive Director

Review and results of operations

This is the Trust's first financial report prepared under International Financial Reporting Standards (AIFRS).

The Trust reported a net profit of $712.5 million and a distribution of $452.7 million for the six months to 30 June 2005. Earnings per security is 39.87 cents and a distribution per security of 25.16 cents.

As at 30 June 2005, the Trust had a $17.4 billion (consolidated properties: $15.0 billion and share of equity accounted properties: $2.4 billion) interest in 67 shopping centres, comprising 9,300 retailers and approximately 6.4 million square metres of retail space.

Key highlights include:

- Revaluation uplift of $673.6 million on the Trust's property interests.
- The Trust currently has 8 projects under construction totalling US$1.2 billion. Three of these projects (with a project cost of US$400 million) commenced during the period.
- Acquisition of US$320 million of shopping centre assets.

Rounding

The Trust is of a kind referred to in the Australian Securities and Investments Commission Class Order 98/0100 dated 10 July 1998. Accordingly, amounts in the Directors' Report, the Financial Statements and the Notes thereto have been rounded to the nearest hundred thousand dollars.

Auditor's independence declaration

The directors have obtained the following independence declaration from the auditors, Ernst & Young.

ERNST & YOUNG

Auditor's independence declaration to the Directors of Westfield America Management Limited

In relation to our audit of the financial report of Westfield America Trust for the half year ended 30 June 2005, to the best of my knowledge and belief, there have been no contraventions of the auditor independence requirements of the Corporations Act 2001 or any applicable code of professional conduct.

Ernst & Young
Sydney
13 September 2005

Meredith Scott
Partner

This Report is made on 13 September 2005 in accordance with a resolution of the Board of Directors and is signed for and on behalf of the Directors.

FP Lowy, AC
Chairman

FG Hilmer, AO
Deputy Chairman

DIRECTORY

Westfield Group
Westfield Holdings Limited
ABN 66 001 671 496

Westfield Trust
ARSN 090 849 746
(responsible entity Westfield Management Limited
ABN 41 001 670 579, AFS Licence No 230329)

Westfield America Trust
ARSN 092 058 449
(responsible entity Westfield America Management Limited
ABN 66 072 780 619, AFS Licence No 230324)

Registered Office
Level 24, Westfield Towers
100 William Street
Sydney NSW 2011
Telephone: +61 2 9358 7000
Facsimile: +61 2 9358 7077

United States Office
12th Floor
11601 Wilshire Boulevard
Los Angeles California 90025
Telephone: +1 310 478 4456
Facsimile: +1 310 478 1267

New Zealand Office
Level 3
Corner Remuera Road & Nuffield Street
Newmarket, Auckland
Telephone: +64 9 978 5050
Facsimile: +64 9 978 5070

United Kingdom Office
6th Floor, MidCity Place
71 High Holborn
London WC1V 6EA
Telephone: +44 20 7061 1400
Facsimile: +44 20 7061 1401

Secretaries
Maureen T McGrath
Simon J Tuxen

Auditors
Ernst & Young
The Ernst & Young Centre
680 George Street
Sydney NSW 2000

Investor Information
Westfield Holdings Limited
Level 24, Westfield Towers
100 William Street
Sydney NSW 2011
Telephone: +61 2 9358 7877
Facsimile: +61 2 9358 7881
E-mail: investor@au.westfield.com
Website: www.westfield.com/corporate

Principal Share Registry
Computershare Investor Services Pty Limited
Level 3, 60 Carrington Street
Sydney NSW 2000
GPO Box 7045
Sydney NSW 2001
Telephone: +61 3 9415 4070
Enquiries: 1300 132 211
Facsimile: +61 3 9473 2500
E-mail: webqueries@computershare.com.au
Website: computershare.com

Listing
Australian Stock Exchange – WDC

Website
westfield.com

Australian Securities & Investments Commission


Posted to ASIC
02/09/05
RECEIVED
SENDER TO KEEP
BN4782135
2006 SEP 18 A 11:21
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Form 484
Corporations Act 2001

Change to company details

Sections A, B or C may be lodged independently with this signed cover page to notify ASIC of:

A1 Change of address
A2 Change of name - officeholders or members
A3 Change - ultimate holding company

B1 Cease company officeholder
B2 Appoint company officeholder
B3 Special purpose company

C1 Cancellation of shares
C2 Issue of shares
C3 Change to share structure
C4 Changes to the register of members

If there is insufficient space in any section of the form, you may photocopy the relevant page(s) and submit as part of this lodgement

Company details

Refer to guide for information about corporate key

Company name
Westfield Holdings Limited

ACN/ABN
66 001 671 496

Corporate key
09623128

Lodgement details

Who should ASIC contact if there is a query about this form?

Name
Graeme Blackett

ASIC registered agent number (if applicable)
16234

Telephone number
02 9358 7967

Postal address
GPO Box 4004
Sydney NSW 2001

Total number of pages including this cover sheet

Please provide an estimate of the time taken to complete this form.
hrs mins

Signature

This form must be signed by a current officeholder of the company.

I certify that the information in this cover sheet and the attached sections of this form are true and complete.

Name
Simon Julian Tuxen

Capacity
☐ Director
☒ Company secretary

Signature

Date signed
31/08/05
[D D] [M M] [Y Y]

Lodgement

Send completed and signed forms to:
Australian Securities and Investments Commission,
PO Box 4000, Gippsland Mail Centre VIC 3841.

Or lodge the form electronically by visiting the ASIC website
www.asic.gov.au

For help or more information
Telephone 03 5177 3988
Email info.enquiries@asic.gov.au
Web www.asic.gov.au

Section C completion guide

Standard share codes
Refer to the following table for the share class codes for sections C1, C2, C3 and C4

Share class code	Full title	Share class code	Full title
A	A	PRF	preference
B	B ...etc	CUMP	cumulative preference
EMP	employee's	NCP	non-cumulative preference
FOU	founder's	REDP	redeemable preference
LG	life governor's	NRP	non-redeemable preference
MAN	management	CRP	cumulative redeemable preference
ORD	ordinary	NCRP	non-cumulative redeemable preference
RED	redeemable	PARP	participative preference
SPE	special		

If you are using the standard share class codes you do not need to provide the full title for the shares, just the share class code.

If you are not using the standard share class code, enter a code of no more than 4 letters and then show the full title.

Sections to complete
Use the table below to identify the sections of this form to complete (please indicate the sections that have been completed). Completion of this table is optional.

	C1 - Cancellation of shares	C2 - Issue of shares	C3 - Change to share structure table	C4 - Change to members register
Issue of shares				
☐ Proprietary company	Not required	✓	✓	✓
Public company				
☐ if in response to the Annual company statement	Not required	✓	✓	✓
☒ if not in response to the Annual company statement	Not required	✓	Not required	Not required
Cancellation of shares				
☐ Proprietary company	✓	Not required	✓	✓
Public company				
☐ if in response to the Annual company statement	✓	Not required	✓	✓
☐ if not in response to the Annual company statement	✓	Not required	Not required	Not required
Transfer of shares				
☐ Proprietary company	Not required	Not required	Not required	✓
Public company				
☐ if in response to the Annual company statement	Not required	Not required	Not required	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required
Changes to amounts paid				
☐ Proprietary company	Not required	Not required	✓	✓
Public company				
☐ if in response to the Annual company statement	Not required	Not required	✓	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required
Changes to beneficial ownership				
☐ Proprietary company	Not required	Not required	Not required	✓
Public company				
☐ if in response to the Annual company statement	Not required	Not required	Not required	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required

To notify ASIC about a division or conversion of a class of shares, you must lodge a form 211 within 28 days of the change occurring.

To notify ASIC about a conversion of shares into larger or smaller numbers, you must lodge a form 2205B within 28 days of the change occurring.

C1 Cancellation of shares

Reason for cancellation
Please indicate the reason that shares have been cancelled (select one or more boxes)

Redeemable preference shares — **S.254J**

- ☐ Redeemed out of profits
- ☐ Redeemed out of proceeds of a fresh issue of shares

Capital reduction — **S.256A – S.256E**

- ☐ Single shareholder company
- ☐ Multiple shareholder company. A Form 2560 must be lodged before a capital reduction takes place

Share buy-back. — **ss.257H(3)**

- ☐ Minimum holding buy-back by listed company
- ☐ Other buy-back type. A form 280 or 281 must be lodged at least 14 days, and no more than 1 year before the share buy-back can take place

☐ Forfeited shares — **S.258D**

Shares returned to a public company — **ss.258E(2) & (3)**

- ☐ Under section 651C, 724(2), 737 or 738
- ☐ Under section 1325A (court order)

☐ Other

Description

Give section reference

Details of cancelled shares

List the details of shares cancelled in the following table

Share class code	Number of shares cancelled	Amount paid (cash or otherwise)

Earliest date of change
Please indicate the earliest date that any of the above changes occurred.

[D D] / [M M] / [Y Y]

C2 Issue of shares

List details of new share issues in the following table.

Share class code	Number of shares issued	Amount paid per share	Amount unpaid per share
ORD	12,143,498	$1.21	nil

Earliest date of change

Please indicate the earliest date that any of the above changes occurred

30/08/05

[D D] [M M] [Y Y]

If shares were issued for other than cash, were some or all of the shares issued under a written contract?

☐ **Yes**

if yes, proprietary companies must also lodge a Form 207Z certifying that all stamp duties have been paid. Public companies must also lodge a Form 207Z and either a Form 208 or a copy of the contract.

☐ **No**

if no, proprietary companies are not required to provide any further documents with this form. Public companies must also lodge a Form 208.

C3 Change to share structure

Where a change to the share structure table has occurred (eg. as a result of the issue or cancellation of shares), please show the updated details for the share classes affected. Details of share classes not affected by the change are not required here.

Share class code	Full title if not standard	Total number of shares (current after changes)	Total amount paid on these shares	Total amount unpaid on these shares

Earliest date of change

Please indicate the earliest date that any of the above changes occurred

[D D] [M M] [Y Y]

☐☐/☐☐/☐☐

Lodgement details

Is this document being lodged to update the Annual Company Statement that was sent to you?

☐ Yes

☒ No

C4 Changes to the register of members

Use this section to notify changes to the register of members for your company (changes to the shareholdings of members):

- If there are 20 members or less in a share class, all changes need to be notified
- If there are more than 20 members in a share class, only changes to the top twenty need be notified (s178B)
- If shares are jointly owned, you must also provide names and addresses of all joint owners on a separate sheet (annexure), clearly indicating the share class and with whom the shares are jointly owned

The changes apply to
Please indicate the name and address of the member whose shareholding has changed

☐ Family name

Given names

OR

☐ Company name

ACN/ARBN/ ABN

Office, unit, level, or PO Box number

Street number and Street name

Suburb/City

State/Territory

Postcode

Country (if not Australia)

Earliest date of change
Please indicate the earliest date that any of the following changes occurred.

Date of change

[D D] / [M M] / [Y Y]

The changes are

Share class code	Shares increased by ... (number)	Shares decreased by ... (number)	Total number now held	*Total $ paid on these shares	*Total $ unpaid on these shares	Fully paid (y/n)	Beneficially held (y/n)	Top 20 member (y/n)

* Public companies are not required to provide these details

Date of entry of member's name in register
(New members only)

Date of entry

[D D] / [M M] / [Y Y]

C4 Continued... **Further changes to the register of members**

Use this section to notify changes to the register of members for your company (changes to the shareholdings of members):

- If there are 20 members or less in a share class, all changes need to be notified
- If there are more than 20 members in a share class, only changes to the top twenty need be notified (s178B)
- If shares are jointly owned, you must also provide names and addresses of all joint owners on a separate sheet (annexure), clearly indicating the share class and with whom the shares are jointly owned

The changes apply to
Please indicate the name and address of the member whose shareholding has changed

☐ Family name

Given names

OR

☐ Company name

ACN/ARBN/ ABN

Office, unit, level, or PO Box number

Street number and Street name

Suburb/City

State/Territory

Postcode

Country (if not Australia)

Earliest date of change
Please indicate the earliest date that any of the following changes occurred.

Date of change

☐☐/☐☐/☐☐
[D D] [M M] [Y Y]

The changes are

Share class code	Shares increased by ... (number)	Shares decreased by ... (number)	Total number now held	*Total $ paid on these shares	*Total $ unpaid on these shares	Fully paid (y/n)	Beneficially held (y/n)	Top 20 member (y/n)

* Public companies are not required to provide these details

Date of entry of member's name in register
(New members only)

Date of entry

☐☐/☐☐/☐☐
[D D] [M M] [Y Y]

Westfield

Westfield Group
Level 24, Westfield Towers
100 William Street
Sydney NSW 2011
GPO Box 4004
Sydney NSW 2001
Australia

Telephone 02 9358 7000
Facsimile 02 9358 7077
Internet www.westfield.com

8 September 2005

The Manager
Company Announcements Office
Australian Stock Exchange Limited
Level 4, Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam

RE: WESTFIELD GROUP (ASX:WDC)
CHANGE OF DIRECTOR'S INTEREST NOTICE

Attached is an Appendix 3Y, Change of Director's Interest Notice in relation to Ms Carla Zampatti AM.

Yours faithfully
WESTFIELD GROUP

Simon Tuxen
Company Secretary

encl.

Westfield Holdings Limited ABN 66 001 671 496

Westfield Management Limited ABN 41 001 670 579 AFS Licence 230329
as responsible entity for **Westfield Trust** ABN 55 191 750 378 ARSN 090 849 746

Westfield America Management Limited ABN 66 072 780 619 AFS Licence 230324
as responsible entity for **Westfield America Trust** ABN 27 374 714 905 ARSN 092 058 449

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Westfield Group
ABN	Westfield Holdings Limited ABN 66 001 671 496 Westfield Trust ARSN 090 849 746 Westfield America Trust ARSN 092 058 449

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Carla Maria Zampatti
Date of last notice	28 February 2005

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct and indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Indirect interest is through a private company, Carla Zampatti Pty Limited
Date of change	31 August 2005
No. of securities held prior to change	222,111
Class	Ordinary stapled securities
Number acquired	Carla Zampatti – 442 Carla Zampatti Pty Limited – 6,199
Number disposed	-
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$17.07 per security
No. of securities held after change	228,752

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Issue of securities under Westfield Group Distribution Reinvestment Plan

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

+ See chapter 19 for defined terms.

5 September 2005

Westfield

Westfield Group
Level 24, Westfield Towers
100 William Street
Sydney NSW 2011
GPO Box 4004
Sydney NSW 2001
Australia
Telephone 02 9358 7000
Facsimile 02 9358 7077
Internet www.westfield.com

The Manager
Company Announcements Office
Australian Stock Exchange Limited
Level 4, Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam

WESTFIELD GROUP (ASX:WDC)
NOTICE UNDER ASX LISTING RULE 3.19A

We enclose Appendix 3Y notices, as required to be provided under Listing Rule 3.19A for each of the following directors of the Westfield Group companies: FP Lowy, DH Lowy, PS Lowy and SM Lowy.

The notices are in respect of a recent acquisition of 211,337 stapled securities in Westfield Group by Westfield C Fund Pty Limited, as trustee of the Westfield Superannuation C Fund. These securities were issued pursuant to the participation of Westfield C Fund Pty Limited in the Westfield Group Distribution Reinvestment Plan.

The Lowy family directors have a relevant interest in the Westfield Group stapled securities acquired by Westfield C Fund Pty Limited. Please note that the Lowy family directors have not personally acquired any stapled securities.

Yours faithfully
WESTFIELD GROUP

Simon Tuxen
Company Secretary

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Westfield Group
ABN	Westfield Holdings Limited ABN 66 001 671 496 Westfield Trust ARSN 090 849 746 Westfield America Trust ARSN 092 058 449

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Frank P Lowy
Date of last notice	28/02/2005

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Westfield C Fund Pty Limited
Date of change	31 August 2005
No. of securities held prior to change	166,664,514
Class	Ordinary stapled securities
Number acquired	211,337
Number disposed	-
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$17.07 per security
No. of securities held after change	166,875,851

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Issue of securities under Westfield Group Distribution Reinvestment Plan

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Westfield Group
ABN	Westfield Holdings Limited ABN 66 001 671 496 Westfield Trust ARSN 090 849 746 Westfield America Trust ARSN 092 058 449

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	David Hillel Lowy
Date of last notice	28/02/2005

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Westfield C Fund Pty Limited
Date of change	31 August 2005
No. of securities held prior to change	166,664,514
Class	Ordinary stapled securities
Number acquired	211,337
Number disposed	-
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$17.07 per security
No. of securities held after change	166,875,851

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Issue of securities under Westfield Group Distribution Reinvestment Plan

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**Westfield Group**
ABN	**Westfield Holdings Limited ABN 66 001 671 496** **Westfield Trust ARSN 090 849 746** **Westfield America Trust ARSN 092 058 449**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Peter Simon Lowy
Date of last notice	28/02/2005

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Westfield C Fund Pty Limited
Date of change	31 August 2005
No. of securities held prior to change	166,664,514
Class	Ordinary stapled securities
Number acquired	211,337
Number disposed	-
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$17.07 per security
No. of securities held after change	166,875,851

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Issue of securities under Westfield Group Distribution Reinvestment Plan

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Westfield Group
ABN	Westfield Holdings Limited ABN 66 001 671 496 Westfield Trust ARSN 090 849 746 Westfield America Trust ARSN 092 058 449

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Steven Mark Lowy
Date of last notice	28/02/2005

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Westfield C Fund Pty Limited
Date of change	31 August 2005
No. of securities held prior to change	166,664,514
Class	Ordinary stapled securities
Number acquired	211,337
Number disposed	-
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$17.07 per security
No. of securities held after change	166,875,851

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Issue of securities under Westfield Group Distribution Reinvestment Plan

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

+ See chapter 19 for defined terms.

2 September 2005



Westfield Group
Level 24, Westfield Towers
100 William Street
Sydney NSW 2011
GPO Box 4004
Sydney NSW 2001
Australia
Telephone 02 9358 7000
Facsimile 02 9358 7077
Internet www.westfield.com

The Manager
Company Announcements Office
Australian Stock Exchange Limited
Level 4, Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam

RE: WESTFIELD GROUP (ASX:WDC)
ISSUE OF STAPLED SECURITIES PURSUANT TO EXERCISE OF OPTIONS

Please be advised that 3,850,690 ordinary stapled securities (the "New Securities") have been issued as a consequence of the exercise of options held by Deutsche Bank AG.

The New Securities will rank for distributions from 1 July 2005 and will rank equally with other stapled securities currently on issue.

Yours faithfully
WESTFIELD GROUP

Simon Tuxen
Company Secretary

encl

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

**New issue announcement,
application for quotation of additional securities
and agreement**

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

Westfield Group

ABN

Westfield Holdings Limited ABN 66 001 671 496 Westfield Trust ARSN 090 849 746 Westfield America Trust ARSN 092 058 449

We (the entity) give ASX the following information.

Part 1 - All issues
You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary stapled securities
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	3,850,690
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Not applicable

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes.
5	Issue price or consideration	$52,200,000
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	The stapled securities were issued as a consequence of the exercise of unquoted options issued to Deutsche Bank AG..
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	2 September 2005

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	1,740,141,818	Ordinary stapled-securities

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	468,300	Options (Deutsche Bank)
		28,089,524	Options (Westfield America Trust)
		1,106,100	Options (Executive)

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	There will be no change in distribution policy

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	N/A
12	Is the issue renounceable or non-renounceable?	N/A
13	Ratio in which the +securities will be offered	N/A
14	+Class of +securities to which the offer relates	N/A
15	+Record date to determine entitlements	N/A
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	N/A
17	Policy for deciding entitlements in relation to fractions	N/A
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	N/A
19	Closing date for receipt of acceptances or renunciations	N/A

+ See chapter 19 for defined terms.

20	Names of any underwriters	N/A
21	Amount of any underwriting fee or commission	N/A
22	Names of any brokers to the issue	N/A
23	Fee or commission payable to the broker to the issue	N/A
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A
25	If the issue is contingent on +security holders' approval, the date of the meeting	N/A
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A
28	Date rights trading will begin (if applicable)	N/A
29	Date rights trading will end (if applicable)	N/A
30	How do +security holders sell their entitlements *in full* through a broker?	N/A
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	N/A

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A
33	+Despatch date	N/A

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☑ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	N/A
39	Class of +securities for which quotation is sought	N/A
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	N/A
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	N/A

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class
N/A	N/A

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 2 September 2005
(Company secretary)

Print name: Simon Julian Tuxen

== == == == ==

+ See chapter 19 for defined terms.

31 August 2005



Westfield Group
Level 24, Westfield Towers
100 William Street
Sydney NSW 2011
GPO Box 4004
Sydney NSW 2001
Australia

Telephone 02 9358 7000
Facsimile 02 9358 7077
Internet www.westfield.com

The Manager
Company Announcements Office
Australian Stock Exchange Limited
Level 4, Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam

RE: WESTFIELD GROUP (ASX:WDC)
NUMBER OF STAPLED SECURITIES ISSUED PURSUANT TO WESTFIELD GROUP DISTRIBUTION REINVESTMENT PLAN ('DRP')

We refer to the Appendix 3B lodged with the Exchange on 30 August 2005 setting out the estimated number of stapled securities to be issued pursuant to the Westfield Group DRP.

The Westfield Group confirms the following:

No. of Securities Issued	Issue price per security	Total Consideration
12,143,498	$17.07	$207,289,510.86

The number of securities listed above is consistent with the figure set out in the Appendix 3B lodged yesterday.

The cost base of a DRP security is as follows:

Westfield Holdings Limited share	Westfield Trust unit	Westfield America Trust unit	Total
$1.21	$8.87	$6.99	$17.07

Yours faithfully
WESTFIELD GROUP

Simon Tuxen
Company Secretary

Westfield Holdings Limited ABN 66 001 671 496

Westfield Management Limited ABN 41 001 670 579 AFS Licence 230329
as responsible entity for **Westfield Trust** ABN 55 191 750 378 ARSN 090 849 746

Westfield America Management Limited ABN 66 072 780 619 AFS Licence 230324
as responsible entity for **Westfield America Trust** ABN 27 374 714 905 ARSN 092 058 449

31 August 2005

Westfield

Westfield Group
Level 24, Westfield Towers
100 William Street
Sydney NSW 2011
GPO Box 4004
Sydney NSW 2001
Australia

Telephone 02 9358 7000
Facsimile 02 9358 7077
Internet www.westfield.com

The Manager
Company Announcements Office
Australian Stock Exchange Limited
Level 4, Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam

RE: WESTFIELD GROUP (ASX:WDC)
HALF-YEAR RESULT – PERIOD ENDED 30 JUNE 2005

Please find attached Media Release, Appendix 4D and statutory financial statements and Results Presentation, in relation to the above.

Yours faithfully
WESTFIELD GROUP

Simon Tuxen
Company Secretary

encl



media release

31 August 2005

WESTFIELD GROUP ANNOUNCES FIRST HALF DISTRIBUTION OF A$873.6 MILLION IN LINE WITH FORECAST

The Westfield Group (ASX: WDC) today announced its first result under the new International Financial Reporting Standards (A-IFRS), reporting a net profit of A$1,534.5 million for the six months to 30 June 2005 including net property income, before revaluations, of A$1,169 million. The distribution for the period was A$873.6 million, representing 51.07 cents per stapled security.

The distribution is in line with forecasts contained in the Explanatory Memorandum (dated 25 May 2004) for the merger of Westfield Holdings, Westfield Trust and Westfield America Trust, completed in July 2004.

Managing directors, Peter Lowy and Steven Lowy, said that the underlying strength and stability of the Group's earnings is largely attributable to the high quality of the Group's shopping centre portfolio in established markets around the world.

The Group's shopping centre operations in all markets continue to perform well. Specialty retail sales continue to show positive signs in the United States, Australian and New Zealand markets with the United Kingdom remaining relatively flat. In particular, in the United States, the Group has reported strong performances on both the East and West coasts.

Leasing also continues to be strong in all markets with Australia, New Zealand and the United Kingdom at almost full occupancy. In the United States the portfolio is currently 93.5% leased compared to 92.5% at the same time last year.

As at 30 June 2005, the Westfield Group had interests in 126 shopping centres with a value of approximately A$46.3 billion. The centres accommodate approximately 20,900 retailers and comprise approximately 10.2 million square metres of retail space.

Other highlights for the period include:

- Commencement of 5 additional developments with an aggregate project cost of A$1.5 billion. The Group's current development program with 17 projects under construction for an aggregate project cost of A$6.7 billion (Westfield Group share: A$4.1 billion), is larger than at any time in the Group's history;
- Acquisition of A$1.2 billion of shopping centre assets:
  - A$650 million in Australia;
  - US$320 million in the United States; and
  - £65 million in the United Kingdom.



- Gross value of investments under management increased by 10.5% to A$46.3 billion. The increased value of the Group's shopping centre portfolio has been driven by revaluations, the acquisition of new properties and the completion of redevelopments.
- Further diversification of the Group's debt funding sources with a debut issue in the Eurobond market raising the equivalent of A$2.35 billion.

Outlook

The directors reconfirm the distribution forecasts contained in the Explanatory Memorandum for the periods to 30 June 2006 as well as the financial year distribution forecast to 31 December 2005 of 106.5 cents per stapled security.

It has been another positive period for the Group with the strong operating results, ongoing development, acquisition and financing transactions undertaken over the last six months further strengthening the platform for future income and capital growth.

ENDS

Note: As the merger to form the Westfield Group occurred in July 2004, there are no comparable results for the Group in respect of the half year ended 30 June 2004.

media release



Westfield Group

Results Overview for the Six Month Period Ended 30 June 2005

Financial Highlights

Net Property Income	$1,168.7 m	Total Assets	$36,420.9 m
Profit After Tax	$1,534.5m	Total Liabilities	$19,283.3m
Distribution	$873.6m	Net Assets	$17,137.6 m
Earnings per Security	90.36 cents	Adjusted NTA per security	$11.28[1]
Distribution per Security	51.07 cents	Gearing	39.8%[2]

The Group's first result following the introduction of the International Financial Reporting Standards (A-IFRS), reported a net profit of $1,534.5 million for the six months to 30 June 2005. The distribution of $873.6 million (51.07 cents per security) is in line with merger forecasts.

It is important to highlight that, due to seasonality, foreign exchange movements and more importantly, the application of A-IFRS, the results for the 6 months to June 2005 do not directly reflect the underlying operating performance of the Group when compared with the results for the 6 months to December 2004. For example, the impact on the Income Statement of property revaluations (required to be included following the introduction of A-IFRS) are significant in each period (ie. June '05 - A$1.2 billion and December '04 - $2.8 billion).

Earnings per security is 90.36 cents. The Group's distribution for the period is 51.07 cents per security and the distribution forecast for the 12 months to 31 December 2005 is confirmed at 106.5 cents per security.

Total assets have increased since 31 December 2004 from $33.9 billion to $36.4 billion. During the same period, the gross value of investments under management rose by 10.5% from $41.9 billion to $46.3 billion. The increased value of the Group's shopping centre portfolio for the period has been driven by revaluations, the acquisition of new properties and the completion of redevelopments. As a result, the NTA per security at 30 June 2005, excluding the impact of the application of A-IFRS is $11.28.

1. NTA per security after excluding the impact of the application of A-IFRS.
2. Gearing as measured under the Group's global bond offerings.



The Group has continued to strengthen its financing structure by further diversifying its funding mix and lengthening its debt maturity profile. During the period, the Group raised the equivalent of A$2.35 billion from the Eurobond market through its inaugural issue denominated in both Euro and Sterling.

The Group's gearing level at 30 June 2005 (determined using the methodology required under the Group's bond issues), was 39.8%. Based on equity market capitalisation of $30.6 billion (at 30 June 2005), net debt to total market capitalisation was 34%.

The total distribution for the period of 51.07 cents per stapled security comprises:

- distributions from both Westfield Trust and Westfield America Trust totalling 44.66 cents per security (87.4% of the total distribution) which are tax advantaged to approximately 33.5%; and
- a fully franked dividend from Westfield Holdings of 6.41 cents per security (12.6% of total the distribution).

Operational Highlights

Australia and New Zealand

Net Property Income	$532m	Annual Retail Sales	$17.3bn
Group Property Investments	$15,000m	Retail Outlets	10,700
Centres	51	GLA (m sqm)	3.4

The Australian and New Zealand operations contributed net property income of $532m for the reporting period and represents a comparable mall income growth of approximately 5.8%. This performance reflects the steady retail conditions which prevailed in the reporting period as well as the quality of the portfolios in both regions, with occupancy rates continuing to be in excess of 99.5%.

Retail sales in the Group's 40 Australian centres totalled $15.8 billion, up 7.8% for the 12 months to 30 June 2005. On a comparable basis, total sales increased 4.5% with specialty store sales up 5.7%. Retail sales at the Group's 11 shopping centres in New Zealand increased 3.3% to NZ$1.6 billion for the 12 months to 30 June 2005. On a comparable basis, total sales increased 1.8% with specialty store sales up 3.0%.



Property transactions

During the period the Group announced the acquisition of a 50% interest in Penrith Plaza, Sydney for $404.3 million (net of acquisition costs and inclusive of project costs to date) as well as a 50% interest in Woden Plaza, Canberra for $245.3 million (net of acquisition costs). Following the acquisition of these interests, Westfield Group has been appointed manager of both properties effective from 1 July 2005.

Development projects

In Australia there are currently 6 projects under construction. The $60 million redevelopment of Westfield Innaloo in Perth is expected to be finished in the third quarter of 2005. The Group's $180 million development of Westfield Helensvale on Queensland's Gold Coast is progressing ahead of schedule and is expected to be completed in October 2005. Two other projects are expected to be completed in late 2005 – the $120 million redevelopment of Westfield Tuggerah, on the NSW Central Coast and the $65 million upgrade of Westfield Mt Druitt in Sydney. The $105 million redevelopment of Westfield Parramatta in Sydney is currently scheduled for completion by the second quarter of 2006.

During the period we also commenced the $200 million redevelopment of Westfield Liverpool in western Sydney which is anticipated to be complete for opening before Christmas 2006.

In New Zealand, the NZ$170 million redevelopment of Westfield Queensgate in Wellington is progressing well and is expected to be completed at the end of 2005.

The current target weighted average yield range of the projects under construction in Australia and New Zealand is 9.6% to 9.9%. This reflects the Group's incremental income yield on the Group's project cost.

United Kingdom

Net Property Income	$81m	Retail Outlets	900
Group Property Investments	$3,351m	GLA (m sqm)	0.4
Centres	8		

In the last 6 months our operations in the United Kingdom have expanded following the Group's acquisition of properties as part of the Duelguide transaction as well as the increased ownership and expanded role at the White City project in London.

Our expansion strategy in the UK is to focus on the ownership, management and development of major regional shopping centre assets.

During the period, construction also commenced on the Group's first development project in the UK - the £310 million redevelopment of The Eagle Centre at Derby.



Property income for the period from the UK operations was $81 million. This reflects a full six months contribution from the shopping centres acquired as part of the Duelguide transaction and an overall mall income growth of 3.2%. At 30 June 2005, the portfolio was in excess of 99% leased.

Generally, retail conditions in the United Kingdom remained relatively flat for the six months.

Property transactions

During the period, the Group acquired a further 25% interest in the super regional shopping centre development project at White City, West London, for £65 million - increasing the Group's interest in the White City centre to 50%.

The Group's total investment in White City is now expected to be in the range of £850 to £870 million including the cost of acquiring Westfield's 50% interest for £130 million, with an initial yield range of 5.75% to 6.0%. The White City project is scheduled for completion in the first half of 2008. With over 150,000 square metres of retail and leisure space, White City will be the largest shopping centre in greater London.

During the period, the Group and its joint venture partner, Hermes, sold the Brunel Centre in Swindon for £130 million (Westfield Group share : £65 million). The Brunel Centre was originally acquired in May 2000 for £104 million (Westfield Group share : £52 million).

United States

Net Property Income	$556 m	Annual Retail Sales - specialties	US$7.0 bn
Group Property Investments	$17,304 m	Retail Outlets	9,300
Centres	67	GLA (m sqm)	6.4

The United States operations contributed net property income of A$556 million during the reporting period which represents comparable mall income growth of 4.0%. This result reflects the strong retail conditions in the US, particularly in our East Coast and West Coast regions.

During the 12 months to 30 June 2005, sales per square foot in the Group's US centres increased by 5.1% to US$414 per square foot.

At June 2005 the portfolio was 93.5% leased, which is ahead of the 92.5% last year. New leases totalling 2.1 million square feet were completed during the six months. New mall shop rents represent a 19.1% increase over expiring rents. The average portfolio rent at June 2005 of US$38.47 per square foot represents a 3.3% increase over the 6 months to June 2004.



Property transactions

In the United States, during the reporting period, the Group purchased:

- Chicago Ridge in Chicago, Illinois for US$108 million at a yield of 8.0%;
- A further 25% interest in Westfield Valencia, Los Angeles, California for US$69 million at a current yield of 8.1%, taking its interest to 50%; and
- Sunrise Mall in Massapequa, New York for US$143 million at a yield of 7.9%.

Development projects

During the period, the Group completed the US$120 million redevelopment of Westfield Franklin Park in Toledo, Ohio as well as the US$140 million redevelopment of Westfield Wheaton in Wheaton, Maryland.

The Group currently has 8 projects under construction in the US portfolio totalling US$1.2 billion with a target weighted average project yield range of 9.5% – 9.9%. During the period, 3 new projects commenced – the US$330 million expansion of Westfield Topanga scheduled for completion of the main retail area in the 1st quarter of 2007; the US$50 million redevelopment of Westfield Sarasota, Florida; and the US$20 million redevelopment at Westfield Southlake in Indiana. The projects in Florida and Indiana are both due for completion in the 4th quarter of 2006.

The largest project undertaken by the Group in the US – the US$440 million redevelopment of San Francisco Centre in downtown San Francisco, California is continuing on schedule with completion anticipated for 4th quarter 2006. Westfield's share of this development is US$220 million.

ENDS

Note: All amounts quoted in Australian dollars unless otherwise stated.

Appendix 4D

Half Yearly Report under ASX listing rule 4.2A

Name of stapled entity

WESTFIELD GROUP

Entities that form the stapled entity

Westfield Holdings Limited ("WHL") ABN 66 001 671 496
Westfield Trust ("WT") ARSN 090 849 746
Westfield America Trust ("WAT") ARSN 092 058 449

Current reporting period: 30 June 2005

Previous reporting period: 31 December 2004

Interim reports

The attached interim financial report has been prepared for the first time under Australian equivalents to International Financial Reporting Standards ("AIFRS"). The prior period comparatives have been restated to comply with AIFRS. This interim financial report should be read in conjunction with the annual financial report of the Westfield Group as at 31 December 2004, which was prepared based on Australian Accounting Standards applicable before 1 January 2005. It is also recommended that the interim financial report be considered together with any public announcements made by the Westfield Group during the half year ended 30 June 2005 in accordance with the continuous disclosure obligations arising under the Corporations Act 2001.

Comparatives

The Westfield Group was established in July 2004 and changed its year end to 31 December. There is no comparative half year period for the six months ended 30 June 2004. The accounting standards require the Westfield Group results for the six months ended 31 December 2004 to be included as the comparative for the six months ended 30 June 2005. The results for the six month period to 30 June 2005 may not be comparable to the results for the six month period to 31 December 2004 due to:

(1) seasonality in the retail market between the June and December half year whereby retail sales and rental income including percentage rent are generally higher in the December half year, and

(2) the impact of the movement in the average exchange rates applied in the translation of foreign currency denominated income and expenses (30 June 2005: US$0.7727, £0.4125, NZ$1.0792, 31 December 2004: US$0.7326, £0.3977, NZ$1.0845).

Results for announcement to the market (A$ million)

	30 Jun 05	31 Dec 04	
Revenue and other income	**2,908.8**	**4,512.8**	Refer Note (1) below
Profit from ordinary activities after tax expense attributable to Members	**1,534.5**	**2,630.4**	Refer Note (2) below

(1) Revenue and other income is down 35.5% due to property revaluations (including revaluation of equity accounted entities), $1,214.3 million in June 2005 vs $2,760.3 million in December 2004.

(2) Profit from ordinary activities after tax expense attributable to members is down 41.7 % due principally to:
- (i) the property revaluations noted in (1) above
- (ii) financing costs resultant from the increased mark to market expense of interest rate derivatives that do not qualify for hedge accounting under AIFRS, $81.9 million in June 2005 vs $nil in December 2004.
- (iii) mark to market on other financial liabilities, $191.6 million in June 2005 vs $nil in December 2004.
- (iv) goodwill on acquisition (due to the recognition of deferred taxes) written off, $50.0 million in June 2005 vs $460.0 million in December 2004.
- (v) deferred tax expense attributable to (i) to (iv) above and the classification of certain minority interests as financial liabilities.

	Cents per security		
Dividends/distributions proposed	WDC	WDCNA	
WDC stapled dividend/distribution proposed for the period ended 30 June 2005	51.07	34.42	
comprising a:			
- dividend in respect of a WHL share	6.41	4.32	fully franked
- distribution in respect of a WT unit	19.50	13.14	25% estimated tax advantage
- distribution in respect of a WAT unit	25.16	16.96	40% estimated tax advantage

Record date for determining entitlements to the interim distribution: 15 August 2005

Commentary and analysis of the results for the current period can be found in the attached Westfield Group media release dated 31 August 2005. This media release forms part of the Appendix 4D.


Westfield

GROUP

INTERIM FINANCIAL REPORT

COMPRISING WESTFIELD HOLDINGS LIMITED AND ITS CONTROLLED ENTITIES

FOR THE HALF YEAR ENDED 30 JUNE 2005

	Page
Income statement	1
Statement of proposed dividend/distribution	2
Statement of changes in equity	2
Balance sheet	3
Cash flow statement	4
Notes to the financial statements	5
Directors' declaration	22
Independent audit report	23
Directors' report	24
Directory	26

WESTFIELD GROUP

COMPRISING WESTFIELD HOLDINGS LIMITED AND ITS CONTROLLED ENTITIES

INCOME STATEMENT

for the half year ended 30 June 2005

	Note	CONSOLIDATED 30 Jun 05 $million	CONSOLIDATED 31 Dec 04 [i] $million
Revenue and other income			
Property revenue	4	1,437.0	1,514.6
Property revaluation		1,155.7	2,298.1
Property development revenue		114.3	72.9
Property and funds management income		22.1	22.8
		2,729.1	**3,908.4**
Share of net profits of equity accounted entities	10	151.2	566.2
Other income		15.8	-
Profit on disposal of assets	5	7.5	31.5
Interest income		5.2	6.7
Total revenue and other income		**2,908.8**	**4,512.8**
Expenses			
Property expenses and outgoings		(462.5)	(487.9)
Property development costs		(98.8)	(64.5)
Property and funds management costs		(9.8)	(9.6)
Corporate costs		(13.4)	(12.2)
		(584.5)	**(574.2)**
Goodwill on acquisitions (due to the recognition of deferred tax liabilities) written off	2(j),5	(50.0)	(460.0)
Financing costs			
- interest bearing liabilities		(334.9)	(230.1)
- other financial liabilities		(220.5)	(37.2)
	6	**(555.4)**	**(267.3)**
Total expenses		**(1,189.9)**	**(1,301.5)**
Profit before tax expense and minority interests		**1,718.9**	**3,211.3**
Tax expense	7	(172.1)	(403.2)
Profit after tax expense for the period		**1,546.8**	**2,808.1**
Less: net profit attributable to minority interests		(12.3)	(177.7)
Net profit attributable to Members of the Westfield Group		**1,534.5**	**2,630.4**
Net profit attributable to Members of the Westfield Group analysed by amounts attributable to Members of:			
Westfield Holdings Limited [ii]		120.9	86.8
Westfield Trust		682.5	980.5
Westfield America Trust		731.1	1,563.1
Net profit attributable to Members of the Westfield Group		**1,534.5**	**2,630.4**
		cents	*cents*
Basic earnings per security [ii]		**90.36**	**156.83**
Diluted earnings per security		**90.36**	**155.32**

(i) The comparative period comprises the six month period from 1 July 2004 to 31 December 2004. The results for the six month period to 30 June 2005 may not be comparable to the results for the six month period to 31 December 2004 due to:

(a) seasonality in the retail market between the June and December half year whereby retail sales and rental income including percentage rent are generally higher in the December half year, and

(b) the impact of the movement in the average exchange rates applied in the translation of foreign currency denominated income and expenses (30 June 2005: US$0.7727, £0.4125, NZ$1.0792, 31 December 2004: US$0.7326, £0.3977, NZ$1.0845).

(ii) The Westfield Holdings Limited basic earnings per security for 30 June 2005 was 7.12 cents (31 December 2004: 5.18 cents).

WESTFIELD GROUP

COMPRISING WESTFIELD HOLDINGS LIMITED AND ITS CONTROLLED ENTITIES

STATEMENT OF PROPOSED DIVIDEND/DISTRIBUTION

for the half year ended 30 June 2005

	Note	CONSOLIDATED 30 Jun 05 $million	CONSOLIDATED 31 Dec 04 (i) $million
Net profit attributable to Members of the Westfield Group		1,534.5	2,630.4
Adjusted for:			
Revaluation of investment properties		(1,155.7)	(2,298.1)
Revaluation of investment properties attributable to equity accounted entities		(58.6)	(462.2)
Minority interest property revaluations		18.5	141.2
Amortisation of tenant allowances		5.5	2.6
Net unrealised loss on mark to market of derivatives that do not qualify for hedge accounting		118.4	-
Interest expense on minority equity interest classified as convertible debt and the mark to market of convertible debt		160.0	-
Deferred tax charge		136.8	358.4
Goodwill on acquisitions (due to the recognition of deferred tax liabilities) written off		50.0	460.0
Other		0.7	(2.5)
Project profits distributed		74.6	74.3
Net profit from asset sales		(7.5)	(31.5)
Distributable income		**867.2**	**872.6**
Weighted average number of securities on issue for the period		*1,698.7*	*1,677.2*
Distributable income per ordinary security (cents)		***51.07***	***52.03***
Distributable income per DRP security (cents)		***34.42***	***n/a***
Dividend/distribution proposed (ii)	14	**873.6**	**872.6**
Weighted average number of securities entitled to distribution at 30 June 2005		*1,710.6*	*1,677.2*
Dividend/distribution per ordinary security (cents)	14	***51.07***	***52.03***
Dividend/distribution per DRP security (cents)	14	***34.42***	***n/a***

STATEMENT OF CHANGES IN EQUITY

for the half year ended 30 June 2005

	Note	CONSOLIDATED 30 Jun 05 $million	CONSOLIDATED 31 Dec 04 (i) $million
Opening balance of equity attributable to Members	3(e)	15,863.2	1,001.3
Initial equity contributed by WT and WAT pursuant to the Merger			12,673.1
Contributed equity			
Dividend/distribution reinvestment plan		258.8	-
Conversion of options		374.7	(50.7)
Stapling distribution			(1,124.0)
Securities issued to implement the Merger			1,125.1
Foreign currency translation reserve			
Net exchange difference on translation of foreign operations (iii)		(21.0)	(13.1)
Retained profits			
Stapling dividend		-	(1.1)
Dividend/distribution paid		(872.6)	-
Net adjustments recognised directly in equity		(260.1)	12,609.3
Profit after tax expense for the period (iii)		1,534.5	2,630.4
Closing balance of equity attributable to Members of the Westfield Group		**17,137.6**	**16,241.0**

(i) The comparative period comprises the six month period from 1 July 2004 to 31 December 2004.

(ii) The dividend/distribution proposed of $873.6 million includes a $6.4 million cum-dividend/distribution component in respect of stapled securities that were issued during the period with full dividend/distribution entitlement.

(iii) Total income and expenses for the period, including amounts recognised directly in equity, is $1,513.5 million (31 December 2004: $2,617.3 million), being profit after tax expense for the period of $1,534.5 million (31 December 2004: $2,630.4 million) and the net exchange loss on translation of foreign operations of $21.0 million (31 December 2004: $13.1 million).

WESTFIELD GROUP

COMPRISING WESTFIELD HOLDINGS LIMITED AND ITS CONTROLLED ENTITIES

BALANCE SHEET

as at 30 June 2005

	Note	CONSOLIDATED 30 Jun 05 $million	CONSOLIDATED 31 Dec 04 $million
Current assets			
Cash and cash equivalents		603.4	237.0
Trade receivables		9.1	26.0
Receivables		128.0	158.8
Inventories		31.1	20.4
Tax receivable		52.4	32.5
Other assets		242.3	321.9
Total current assets		1,066.3	796.6
Non current assets			
Investment properties	8,9	30,013.2	27,764.0
Equity accounted investments	10	3,548.1	3,331.5
Other investments		598.8	592.7
Fixed assets		152.1	147.9
Receivables		22.9	13.0
Deferred tax assets		6.8	11.2
Other assets		1,012.7	1,218.2
Total non current assets		35,354.6	33,078.5
Total assets		36,420.9	33,875.1
Current liabilities			
Payables		817.4	798.4
Interest bearing liabilities	11	2,059.2	1,198.9
Tax payable		81.0	61.1
Other liabilities		12.5	186.9
Total current liabilities		2,970.1	2,245.3
Non current liabilities			
Payables		59.2	61.5
Interest bearing liabilities	11	12,425.2	11,846.2
Other financial liabilities	12	1,879.5	1,125.3
Deferred tax liabilities		1,409.7	1,268.2
Other liabilities		413.2	435.6
Total non current liabilities		16,186.8	14,736.8
Total liabilities		19,156.9	16,982.1
Net assets		17,264.0	16,893.0
Equity attributable to Members of Westfield Group			
Contributed equity	13	12,059.5	11,352.3
Reserves		528.6	555.2
Retained profits		4,549.5	4,333.5
Total Equity attributable to Members of Westfield Group		17,137.6	16,241.0
Minority Interests			
Contributed equity		94.0	536.1
Retained profits		32.4	115.9
Total Minority Interests		126.4	652.0
Total Equity		17,264.0	16,893.0

WESTFIELD GROUP

COMPRISING WESTFIELD HOLDINGS LIMITED AND ITS CONTROLLED ENTITIES

CASH FLOW STATEMENT

for the half year ended 30 June 2005

	CONSOLIDATED	
	30 Jun 05 *$million*	*31 Dec 04* [i] *$million*
Cash flows from operating activities		
Receipts in the course of operations (including GST)	1,669.1	1,779.2
Payments in the course of operations (including GST)	(702.2)	(709.5)
Dividends/distributions received from equity accounted associates	93.9	84.5
Settlement of forward exchange contracts	84.0	-
Income and withholding taxes paid	(86.8)	(29.1)
Goods and services taxes paid to suppliers for investing activities	(28.8)	(21.1)
Goods and services taxes paid to government bodies	(26.8)	(30.7)
Net cash flows from operating activities	**1,002.4**	**1,073.3**
Cash flows from investing activities		
Acquisition of property investments	(283.7)	(727.0)
Payments for capital expenditure of property investments	(499.8)	(569.7)
Acquisition of listed investments		(484.6)
Proceeds from the sale of property investments	7.3	191.5
Net payments for investments in equity accounted investments	(92.7)	(749.3)
Proceeds from the sale of property assets by equity accounted entities	35.8	-
Payments for the purchases of property, plant and equipment	(12.3)	(70.9)
Proceeds from sale of property, plant and equipment		53.3
Net cash flows used in investing activities	**(845.4)**	**(2,356.7)**
Cash flows from financing activities		
Proceeds from the issues of securities	568.2	31.0
Extinguishment of options	(22.5)	(80.7)
Net proceeds from interest bearing liabilities	834.6	2,260.8
Settlement of foreign currency loans, swaps and derivatives	118.3	43.4
Interest received	6.7	9.7
Financing costs	(431.9)	(430.2)
Dividends/distributions paid	(872.6)	(638.7)
Dividends/distributions paid by controlled entities to minority interests	(3.6)	(41.4)
Stapling dividend/distribution on implementation of the Merger		(1,125.1)
Securities issued on implementation of the Merger		1,125.1
Maturity of interest rate option		45.0
Net proceeds from non interest bearing deposits		43.8
Merger and capital restructure charges		(57.0)
Net cash flows from financing activities	**197.2**	**1,185.7**
Net increase/(decrease) in cash and cash equivalents held	354.2	(97.7)
Add opening cash and cash equivalents brought forward	220.9	60.8
Initial cash and cash equivalents contributed by WT and WAT to the Westfield Group pursuant to the Merger		257.0
Effects of exchange rate changes on opening cash and cash equivalents brought forward	(1.1)	0.8
Cash and cash equivalents at the end of the year	**574.0**	**220.9**

[i] The comparative period comprises the six month period from 1 July 2004 to 31 December 2004.

WESTFIELD GROUP

COMPRISING WESTFIELD HOLDINGS LIMITED AND ITS CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS

for the half year ended 30 June 2005

1 BASIS OF PREPARATION OF THE HALF YEAR FINANCIAL REPORT

(a) Statement of Compliance with Australian Equivalents to International Financial Reporting Standards

This interim financial report complies with Australian Accounting Standards, which include Australian equivalents to International Financial Reporting Standards ("AIFRS"). Compliance with AIFRS ensures that the financial report, comprising the financial statements and the notes thereto, complies with International Financial Reporting Standards.

This is the first financial report prepared based on AIFRS. Accordingly, the financial information for the prior period comparative, being the shortened financial year ended 31 December 2004, has been restated. A summary of the significant accounting policies of the Westfield Group under AIFRS are disclosed in Note 2 below.

Note 3 includes reconciliations between previously reported Australian Generally Accepted Accounting Principles as at 31 December 2004 ("AGAAP") to AIFRS including:

- a reconciliation between AGAAP and AIFRS equity as at 1 July 2004 and 31 December 2004; and
- a reconciliation between AGAAP and AIFRS profit for the shortened financial year ended 31 December 2004.

(b) Interim reporting

The interim financial report does not include all notes of the type normally included within the annual financial report and therefore cannot be expected to provide as full an understanding of the income statement, balance sheet and financing and investing activities of the consolidated entity as the full financial report.

The interim financial report should be read in conjunction with the annual financial report of the Westfield Group as at 31 December 2004, which was prepared based on Australian Accounting Standards applicable before 1 January 2005.

It is also recommended that the interim financial report be considered together with any public announcements made by the Westfield Group during the half year ended 30 June 2005 in accordance with the continuous disclosure obligations arising under the Corporations Act 2001.

(c) Comparative information

By an order dated 21 May 2004, made by ASIC pursuant to subsection 340(1) of the Act, the Directors of the Parent Company have been relieved from compliance with subsection 323D(2)(b) and 323D(5) of the Act. Accordingly, the Parent Company has changed its financial year end to 31 December and has complied with Chapter 2M of the Act in respect of the period 1 July 2004 to 31 December 2004 ("the Shortened Financial Year"), as if the Shortened Financial Year was a financial year.

As the Westfield Group was established in July 2004 and changed its year end to 31 December, there is no comparative half year period for the six months ended 30 June 2004. The accounting standards require the Westfield Group results for the six months ended 31 December 2004 be included as the comparative for the six months ended 30 June 2005.

Where applicable, certain comparative figures are restated in order to comply with the current period's presentation of the financial statements.

(d) Basis of Accounting

The interim financial report is a general purpose financial report, which has been prepared in accordance with the requirements of the Corporations Act 2001, applicable Accounting Standards including AASB 134 "Interim Financial Reporting" and other mandatory professional reporting requirements. The interim financial report has also been prepared on a historical cost basis, except for investment properties, derivative financial instruments and available for sale financial assets that have been measured at fair value.

For the purpose of preparing the interim financial report, the half year has been treated as a discrete reporting period.

2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Accounting for the Westfield Group

The Westfield Group was established in July 2004 by the stapling of securities of each of the Parent Company, Westfield Trust ("WT") and Westfield America Trust ("WAT"). The securities trade as one security on the Australian Stock Exchange under the code WDC. The stapling transaction is referred to as the "Merger".

2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(a) Accounting for the Westfield Group (continued)

As a result of the Merger the Parent Company, for accounting purposes, gained control of WT and WAT and has consolidated WT and WAT from 2 July 2004, being the date an order made by the Supreme Court of New South Wales approving the share scheme of arrangement of the Parent Company was lodged with ASIC. Accordingly, this transaction is accounted for as a business combination under AIFRS by consolidating the fair value of the net assets of WT and WAT.

This financial report has been prepared based upon a business combination by the Parent Company of WT and WAT and in recognition of the fact that the securities issued by the Parent Company, WT and WAT have been stapled and cannot be traded separately.

WT and WAT are included as part of equity attributable to members of the stapled group, in accordance with UIG 1013 "Consolidated Financial Reports in relation to Pre-Date-of-Transition Stapling Arrangements".

(b) Listed Property Trust Units

WT and WAT have had their constitutions amended at their respective members meetings on 12 May 2005. The amendment was the removal of the finite maximum term of each Trust, which allows the unitholders' funds to remain as equity in accordance with AASB 132 "Financial Instruments: Presentation and Disclosure". The Group had deferred the adoption of AASB 132 "Financial Instruments: Presentation and Disclosure" and AASB 139 "Financial Instruments: Recognition and Measurement" to 1 January 2005. Accordingly, AASB 132 and 139 has not been applied to the comparatives and the Trust's units have been accounted for as equity.

(c) Consolidation and classification

The consolidated financial report comprise the financial statements and notes to the financial statements of the Parent Company, and each of its controlled entities which includes WT and WAT ("Subsidiaries") as from the date the Parent Company obtained control until such time control ceased. The Parent Company and Subsidiaries are collectively referred to as the economic entity known as the Westfield Group ("the Group"). Where entities adopt accounting policies which differ from those of the Parent Company, adjustments have been made so as to achieve consistency within the Westfield Group.

In preparing the consolidated Financial Statements all inter-entity transactions and balances, including unrealised profits arising from intra group transactions, have been eliminated in full. Unrealised losses are eliminated unless costs cannot be recovered. Minority interests for the period 1 January to 30 June 2005 represents interests in Carindale Property Trust ("CPT") not held by the Group.

i) Synchronisation of Financial Year

By an order dated 27 June 2005, made by ASIC pursuant to subsection 340(1) of the Act, the Directors of Parent Company have been relieved from compliance with subsection 323D(3) of the Act insofar as that subsection requires them to ensure the financial years of the controlled entity Carindale Property Trust, coincides with the financial year of Parent Company.

Notwithstanding that the financial year of CPT ends on 30 June, the consolidated Financial Statements have been made out so as to include the accounts for a period coinciding with the financial year of the Parent Company being 31 December.

ii) Joint Ventures

Joint venture operations

The Group has significant co-ownership interests in a number of properties through unincorporated joint ventures. These interests are held directly and jointly as tenants in common. The Group's proportionate share in the income, expenditure, assets and liabilities of property interests held as tenants in common have been included in their respective classifications in the financial report.

Joint venture entities

The Group has significant co-ownership interests in a number of properties through property partnerships or trusts. These joint venture entities are accounted for using the equity method of accounting.

The Group and its joint venture entities use consistent accounting policies. Investment in joint venture entities are carried in the consolidated balance sheet at cost plus post-acquisition changes in the Group's share of net assets of the joint venture entities. The consolidated income statement reflects the Group's share of the results of operations of the joint venture entity.

2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(c) Consolidation and classification (continued)

iii) Associates

Where the Group exerts significant influence but not control, equity accounting is applied. The Group and its associates use consistent accounting policies. Investment in the associates are carried in the consolidated balance sheet at cost plus post-acquisition changes in the Group's share of net assets of the associates. The consolidated income statement reflects the Group's share of the results of operations of the associate. Where there has been a change recognised directly in the associate's equity, the Group recognises its share of any changes and discloses this, when applicable in the consolidated financial statements.

iv) Controlled entities

Where an entity either began or ceased to be a controlled entity during the reporting period, the results are included only from the date control commenced or up to the date control ceased. Minority interests are shown as a separate item in the consolidated financial statements.

Incremental interests acquired in controlled entities are reflected at their fair values. Adjustments have been made to the relevant equity interests to reflect any differences between the purchase price and the fair value. Adjustments have also been made to each class of equity interest to reflect the proportionate ownership interests.

In May 2002, WAT together with Simon Property Group ("Simon") and The Rouse Company ("Rouse"), acquired the assets and liabilities of Rodamco North America, N.V. ("RNA"). The Westfield Group's economic interest (of 43.3% by value) is represented by a 52.7% equity ownership of Head Acquisition LP which has been accounted for in accordance with the substance of the contractual agreements. Properties where the Westfield Group has 100% economic ownership have been consolidated. Other retail and property investments and property where the Group has significant influence have been equity accounted.

(d) Investment properties

The Group's investment properties include freehold and leasehold land, buildings, leasehold improvements, construction and development projects.

Land and buildings are considered as having the function of an investment and therefore are regarded as a composite asset, the overall value of which is influenced by many factors, the most prominent being income yield, rather than by the diminution in value of the building content due to effluxion of time. Accordingly, the buildings and all components thereof, including integral plant and equipment, are not depreciated.

Initially, investment properties are measured at cost including transaction costs. Subsequent to initial recognition, the Group's portfolio of investment properties is stated at fair value. Gains and losses arising from changes in the fair values of investment properties are included in the income statement in the year in which they arise. Any gains or losses on the sale of an investment property are recognised in the income statement in the year of sale.

Amounts capitalised to construction and development projects include the cost of sundry acquisitions and development costs in respect of qualifying assets and borrowing costs during development.

At each reporting date, the carrying value of the portfolio of investment properties is assessed by the Directors and where the carrying value differs materially from the Directors' assessment of fair value, an adjustment to the carrying value is recorded as appropriate.

The Directors' assessment of fair value of each investment property is confirmed by annual independent valuations conducted on a rolling basis. In determining the fair value, the capitalisation of net income method and the discounting of future cash flows to their present value have been used.

(e) Other investments

Other investments are classified as available-for-sale. Listed investments in entities are stated at fair value based on their market values. Unlisted investments are stated at fair value of the Group's interest in the underlying assets or cost.

Gains or losses on available-for-sale investments are recognised as a separate component of equity until the investment is sold or until the investment is determined to be impaired, at which time the cumulative gain or loss previously reported in equity is included in the income statement.

2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(f) Foreign currencies

i) Translation of foreign currency transactions

The functional and presentation currencies of the Parent Company and its Australian subsidiaries is Australian dollars. The functional currency of the United States overseas entities is United States dollars, of United Kingdom entities is British Pounds and of New Zealand entities is New Zealand dollars. The presentation currency of the overseas entities is Australian dollars to enable the consolidated financial statements of the Westfield Group to be reported in a common currency.

Foreign currency transactions are converted to Australian dollars at exchange rates ruling at the date of those transactions. Amounts payable and receivable in foreign currency at balance date are translated to Australian dollars at exchange rates ruling at that date. Exchange differences arising from amounts payable and receivable are treated as operating revenue or expense in the period in which they arise, except as noted below.

ii) Translation of accounts of foreign operations

The Balance Sheet of foreign subsidiaries and equity accounted associates are translated at exchange rates ruling at balance date and the income statement of foreign subsidiaries and equity accounted associates are translated at average exchange rates for the period. Exchange differences arising on translation of the interests in foreign operations and equity accounted associates are taken directly to the Foreign Currency Translation Reserve. On consolidation, exchange differences and the related tax effect on loans and cross currency swaps denominated in foreign currencies, which hedge net investments in foreign operations and equity accounted associates are taken directly to the Foreign Currency Translation Reserve.

(g) Revenue from continuing operations

Revenue from rents and other property income are brought to account on an accruals basis and, if not received at balance date, are reflected in the Balance Sheet as receivables and are carried at fair value. Recoveries from tenants are recognised as income in the year the applicable costs are accrued. Profits from the sale of property investments are recognised upon settlement and after contractual duties are completed.

Revenue from external parties for property development and construction is recognised on a percentage completion basis. Stage of completion is assessed by independent quantity surveyors. Revenue from property and funds management is recognised on an accruals basis, in accordance with the terms of the relevant management contracts.

Certain tenant allowances that are classified as lease incentives are recorded as a separate asset and amortised over the term of the lease. The amortisation is recorded against property income.

All other revenues are recognised on an accruals basis.

(h) Expenses from continuing operations

Expenses from ordinary activities including rates, taxes and other outgoings, are brought to account on an accruals basis and any related payables are carried at cost. All other expenses are brought to account on an accruals basis.

(i) Taxation

The Group comprises taxable and non taxable entities. A liability for current and deferred taxation and tax expense is only recognised in respect of taxable entities that are subject to income and potential capital gains tax as detailed below.

i) Parent Company

The Parent Company and its Australian resident wholly owned subsidiaries have formed a Tax Consolidation Group. Accordingly, the Parent Company has assumed the income tax assets, liabilities, expenses and revenues of the Tax Consolidation Group. However, the Parent Company has entered into tax funding arrangements with its Australian resident wholly owned subsidiaries, so that each subsidiary has agreed to pay or receive a tax equivalent amount to or from the Parent Company based on the net taxable amount or loss, including temporal differences, of the subsidiary at the current tax rate.

2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(i) Taxation (continued)

ii) WT

Under current Australian income tax legislation WT is not liable to Australian income tax, including capital gains tax, provided that Members are presently entitled to the income of the Trust as determined in accordance with WT's constitution. WT's New Zealand controlled entities are subject to New Zealand tax on their earnings. Dividends paid by those entities to WT are subject to New Zealand dividend withholding tax.

Under current Australian income tax legislation, holders of the stapled securities of the Westfield Group may be entitled to receive a foreign tax credit for New Zealand withholding tax deducted from dividends paid by WT's New Zealand controlled entities to WT.

iii) WAT

Under current Australian income tax legislation, WAT is not liable to Australian income tax, including capital gains tax, provided that Members are presently entitled to the income of the Trust as determined in accordance with WAT's constitution.

Westfield America, Inc. ("WEA"), is a Real Estate Investment Trust ("REIT") for United States income tax purposes. To maintain its REIT status, WEA is required to distribute at least 90% of its taxable income to shareholders and meet certain asset and income tests as well as certain other requirements. As a REIT, WEA will generally not be liable for federal and state income taxes in the United States, provided it satisfies the necessary requirements and distributes 100% of its taxable income to its shareholders. Dividends paid by WEA to WAT are subject to United States dividend withholding tax.

Under current Australian income tax legislation, holders of the stapled securities of the Westfield Group may be entitled to receive a foreign tax credit for United States withholding tax deducted from dividends paid to WAT by WEA.

iv) General

Deferred tax is the tax expected to be payable or recoverable, by taxable entities, on differences between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is realised through continued use or the liability is settled, based on tax rates (and tax laws) that have been enacted at the balance sheet date. Income taxes related to items recognised directly in equity are recognised in equity and not in the income statement.

(j) Goodwill and deferred tax on acquisitions of property businesses

Goodwill on acquisition is initially measured at cost being the excess of the cost of the business combination over the acquirer's interest in the net fair value of the identifiable assets, liabilities and contingent liabilities. Following initial recognition, goodwill is measured at cost less any accumulated impairment losses and is not amortised.

The excess of the cost over the net fair value for the Group generally arises as a result of the recognition of deferred taxes based on the difference between the tax cost base and the fair value of net assets acquired. The deferred tax liability recognised at nominal value on acquisition of property businesses generally arises from the recognition of built in capital gains on those properties. Any resultant goodwill which arises from the recognition of these deferred tax liabilities is assessed for impairment. Impairment usually arises when the nominal value of deferred taxes on built in capital gains exceeds the fair value of those taxes. Any impairment write down is charged to the income statement subsequent to acquisition.

(k) Goods and Services Tax ("GST")

Revenues, expenses and assets are recognised net of the amount of GST except where the GST incurred on purchase of goods and services is not recoverable from the tax authority, in which case the GST is recognised as part of the cost of acquisition of the asset or as part of the expense item as applicable. Receivables and payables are stated with the amounts of GST included.

The net amount of GST payable or receivable to government authorities is included as part of receivables or payables in the balance sheet.

Cash flows are included in the Cash Flows Statement on a gross basis and the GST component of cash flows arising from investing and financing activities, which is recoverable from, or payable to, the taxation authority are classified as operating cash flows.

Commitments and contingencies are disclosed net of the amount of GST recoverable from, or payable to, the taxation authority.

2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(l) Financing costs

Financing costs include interest, amortisation of discounts or premiums relating to borrowings and other costs incurred in connection with the arrangement of borrowings. Financing costs are expensed as incurred unless they relate to a qualifying asset. A qualifying asset is an asset which generally takes more than 12 months to get ready for its intended use or sale. In these circumstances, the financing costs are capitalised to the cost of the asset. Where funds are borrowed by the Group for the acquisition or construction of a qualifying asset, the amount of financing costs capitalised are those incurred in relation to that borrowing.

Refer to Note 2(s) for other items included in financing costs.

(m) Property development projects and construction contracts for external parties

Property development projects for external parties are carried at the lower of cost or net realisable value. Profit on property development is recognised on a percentage completion basis. These property development projects are included in inventories and represent the value of work actually completed and are assessed in terms of the contract, and provision is made for losses, if any, anticipated.

(n) Depreciation and amortisation

Fixed assets and deferred costs are carried at acquisition cost less depreciation and amortisation and any impairment in value. Depreciation and amortisation is applied over the estimated economic life using the straight line method from the date of acquisition or from the time the asset is ready for use. The estimated economic life of items in the asset class plant and equipment ranges from 3 to 15 years.

(o) Leases

Leases are classified at their inception as either operating or finance leases based on the economic substance of the agreement so as to reflect the risks and benefits incidental to ownership.

(i) Operating leases

The minimum lease payments of operating leases, where the lessor effectively retains substantially all of the risks and benefits of ownership of the leased item, are recognised as an expense on an accruals basis.

Ground rent obligations for leasehold property that meets the definition of an investment property are accounted for as a finance lease.

(ii) Finance leases

Leases which effectively transfer substantially all of the risks and benefits incidental to ownership of the leased item to the Group are capitalised at the present value of the minimum lease payments under lease and are disclosed as an asset or investment property.

Capitalised lease assets are depreciated over the shorter of the estimated useful life of the assets and the lease term. Minimum lease payments are allocated between interest expense and reduction of the lease liability.

(p) Employee benefits

The liability for employees' benefits to wages, salaries, bonuses and annual leave is accrued to balance date based on the Group's present obligation to pay resulting from the employees' services provided. The liability for employees' benefits to long service leave is provided to balance date based on the present values of the estimated future cash flows to be paid by the Group resulting from the employees' services provided.

(q) Contributed equity

Issued and paid up capital is recognised at the fair value of the consideration received by the Westfield Group. Any transaction costs arising on the issue of ordinary shares are recognised directly in equity as a reduction of the share proceeds received.

2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(r) Cash flows

Cash on hand, at bank and short term deposits are stated at nominal value. For the purposes of the Cash Flow Statement, cash includes cash on hand and at bank, short term money market deposits and bank accepted bills of exchange readily convertible to cash, net of bank overdrafts and short term loans. Bank overdrafts are carried at the principal amount. Interest is charged as an expense as it accrues.

(s) Derivative and other financial instruments

The Group's activities expose it to changes in interest rates and foreign exchange rates. The Group has policies and limits in respect of the use of derivative and other financial instruments to hedge cash flows subject to interest rate and currency risks.

There is a comprehensive hedging program implemented by the Group that is used to manage interest and exchange rate risk. Derivatives are not entered into for speculative purposes and the hedging policies are approved and monitored by the Board. Accounting standards however, include onerous documentation, designation and effectiveness requirements before a derivative financial instrument can qualify for hedge accounting. The Group's treasury transactions are undertaken to achieve economic outcomes in line with its treasury policy. The AIFRS documentation, designation and effectiveness requirements cannot be met in all circumstances. As a result all derivatives other than cross currency swaps that hedge investments in foreign operations do not qualify for hedge accounting and are recorded at fair value through the profit and loss account.

The fair value of forward exchange contracts is calculated by reference to current forward exchange rates for contracts with similar maturity profiles. The fair value of interest rate swap contracts is determined by reference to market values for similar instruments.

The accounting policies adopted in relation to material financial instruments are detailed as follows:

i) Financial assets

Receivables

Trade and sundry debtors are carried at amortised cost, less provision for doubtful debts, and are due within 30 days.

ii) Financial liabilities

Payables

Trade and sundry creditors are carried at amortised cost, and are generally payable within 60 days.

Interest bearing liabilities

Interest bearing liabilities are carried at amortised cost or at their fair value at the time of acquisition in the case of assumed liabilities. Interest is charged as an expense on an accruals basis.

Other financial liabilities

Other financial liabilities include preference shares, trust units issued by subsidiaries with a fixed life and convertible debt. Where there is a minimum distribution entitlement and/or the redemption terms include the settlement for cash on redemption the instrument is classified as a derivative and is fair valued through the income statement.

iii) Interest rate swaps

The Group enters into interest rate swap agreements that are used to convert certain variable interest rate borrowings to fixed interest rates. The swaps are entered into with the objective of hedging the risk of interest rate fluctuations in respect of underlying borrowings.

Derivatives entered into to reduce exposures to fluctuations in floating interest rates may be accounted for as cash flow hedges provided the hedge designation, documentation and effectiveness tests can be met. If these tests are satisfied then the hedging derivative is measured at fair value and gains or losses are reflected directly in equity until the hedged transaction occurs, when they are released to the income statement. To the extent that the hedges do not qualify for hedge accounting then gains or losses arising from changes in fair value is reflected in the income statement immediately.

iv) Cross currency swaps and forward exchange contracts

The Group enters into cross currency swaps and forward exchange contracts where it agrees to buy or sell specified amounts of foreign currencies in the future at predetermined exchange rates. The objective is to minimise the risk of exchange rate fluctuation in respect of certain of its foreign currency denominated assets, liabilities, revenues and expenses. The Group only enters into derivative financial instruments to hedge certain underlying assets, liabilities, revenues and expenses.

2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(s) Derivative and other financial instruments (continued)

iv) Cross currency swaps and forward exchange contracts (continued)

The forward exchange contracts entered into to hedge the foreign exchange exposure relating to revenues denominated in a foreign operation's functional currency do not qualify for hedge accounting. Accordingly, such derivatives are measured at fair value and gains and losses are reflected in the income statement as they arise.

The foreign exchange exposure on net investments in foreign operations qualify for hedge accounting provided that the hedge designation, documentation and effectiveness tests are met. If these tests are satisfied then the hedging derivative is measured at fair value and gains and losses reflected in the foreign currency translation reserve. To the extent that the hedge does not qualify for hedge accounting then a corresponding portion of the gain or loss is reflected in the income statement.

v) Disclosure of fair values

Recognised financial assets and liabilities are recorded at balance date at their net fair values with the exception of investments in associates which are carried at cost plus post-acquisition changes in the Westfield Group's share of net assets of the associates, less any impairment in value. Refer Note 2(c).

Applicable market rates, values, prices and terms in respect of derivative and other financial instruments are set out in the notes to these financial statements.

(t) Rounding

In accordance with ASIC Class Order 98/0100, the amounts shown in the Financial Report have, unless otherwise indicated, been rounded to the nearest tenth of a million dollars. Amounts shown as 0.0 represent amounts less than $50,000 that have been rounded down.

3 IMPACT OF ADOPTING AIFRS

(a) AASB 1 transitional exemptions

The Group has made its election to the transitional exemptions allowed by AASB 1 "First-time Adoption of Australian Equivalents to International Financial Reporting Standards" as follows:

i) AASB 3 "Business Combinations" was not applied retrospectively to business combinations undertaken before the date of transition to AIFRS.

ii) AASB 2 "Share Based Payments" is applied only to equity instruments granted after 7 November 2002 that had not vested on or before 1 January 2005.

iii) The Group has elected not to apply AASB 121 "The Effects of Changes in Foreign Exchange Rates" to the cumulative translation differences at the date of transition to AIFRS. This will result in the foreign currency translation reserve balance at 1 July 2004 being transferred to opening retained earnings. Any gain or loss on a subsequent disposal of any foreign operation shall exclude translation differences that arose before the date of transition and shall include later translation differences.

iv) The Group has elected to defer the application of AASB 132 "Financial Instruments: Presentation and Disclosure" and AASB 139 "Financial Instruments: Recognition and Measurement". As a result of the deferral, the opening retained earnings at 1 January 2005 has been adjusted to account for the application of AASB 132 "Financial Instruments: Presentation and Disclosure" and AASB 139 "Financial Instruments: Recognition and Measurement" as at that date. Refer note 3(e) for the reconciliation between 31 December 2004 closing balance and 1 January 2005 opening balance.

WESTFIELD GROUP

COMPRISING WESTFIELD HOLDINGS LIMITED AND ITS CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS

for the half year ended 30 June 2005

3 IMPACT OF ADOPTING AIFRS (continued)

(b) Reconciliation of profit after tax between AGAAP and AIFRS

	31 Dec 04
	$million
Profit after tax attributable to members as previously reported under AGAAP	832.9
Investment property revaluations [(i)]	2,298.1
Minority interest property revaluations [(i)]	(141.2)
Investment property revaluations attributable to equity accounted associates [(i)]	462.2
Deferred tax charge [(ii)]	(358.4)
Goodwill on acquisitions (due to the recognition of deferred tax liabilities) written off [(iii)]	(460.0)
Other AIFRS adjustments	(3.2)
Profit after tax attributable to members under AIFRS	**2,630.4**

(i) AASB 140 "Investment Property" requires revaluation increment/decrement to be recognised through the income statement. Under AGAAP revaluation movements were recognised in the asset revaluation reserve.

(ii) The balance sheet liability method of accounting for income taxes is required under AASB 112 "Income Taxes". A deferred tax liability is recognised for depreciation allowances for tax purposes and revaluations of investment properties. Under AGAAP, depreciation allowances for tax purposes and revaluation of investment properties did not have an impact on the tax expense in the income statement. A liability was only recognised once there was an intention to sell the investment property and the sale would give rise to a tax obligation.

(iii) Deferred tax on acquisition has arisen with respect to the Group's acquisition of Duelguide plc under AASB 3 "Business Combinations". The excess of the purchase price over fair value is a result of the application of the balance sheet liability method of tax effect accounting for the Duelguide properties. This gives rise to goodwill which is considered unrecoverable and has been written off to income statement.

(c) Reconciliation of total equity between AGAAP and AIFRS

	1 Jul 04	*02 Jul 04* [(i)]	*31 Dec 04*
	$million	*$million*	*$million*
Total equity under previous AGAAP	1,347.7	15,149.0	18,502.8
Adjustments to equity			
Deferred tax liability [(ii)]	(186.7)	(806.6)	(1,091.2)
Goodwill on acquisitions (due to the recognition of deferred tax liabilities) written off [(ii) and (iii)]	-	-	(458.1)
Consolidate executive option plan trust [(iv)]	(63.1)	(63.1)	(60.5)
Total Equity under AIFRS	**1,097.9**	**14,279.3**	**16,893.0**

(i) A reconciliation of AGAAP to AIFRS at the date of the Merger.

(ii) The balance sheet liability method of accounting for income taxes is required under AASB 112 "Income Taxes". A deferred tax liability is recognised for depreciation allowances for tax purposes and revaluations of investment properties. Under AGAAP, depreciation allowances for tax purposes and revaluation of investment properties did not have an impact on the tax expense in the income statement. A liability was only recognised once there was an intention to sell the investment property and the sale would give rise to a tax obligation.

(iii) Deferred tax on acquisition has arisen with respect to the Group's acquisition of Duelguide plc under AASB 3 "Business Combinations". The excess of the purchase price over fair value is a result of the application of the balance sheet liability method of tax effect accounting for the Duelguide properties. This gives rise to goodwill which is considered unrecoverable and has been written off to income statement.

(iv) The Westfield Group's Executive Option Plan Trust is required to be consolidated under AIFRS.

(d) Cash flow Statement under AIFRS

There are no material differences between the AGAAP and AIFRS cash flow statements.

3 IMPACT OF ADOPTING AIFRS (continued)

(e) Reconciliation of total equity opening balance upon adoption of AASB 132 and 139 on 1 January 2005

	1 Jan 05 *$million*
Total equity under AIFRS at 31 December 2004	16,893.0
Adjustments to equity upon adoption of AASB 132 and 139	
Forward exchange contracts not qualifying for hedge accounting [(i)]	270.0
Interest rate swaps not qualifying for hedge accounting [(ii)]	(175.8)
Deferred tax liability	(38.4)
Reclassify minority interest to other financial liabilities [(iii)]	(444.4)
Mark to market of other financial liabilities [(iii)]	(523.3)
Total Equity under AIFRS at 1 January 2005	**15,981.1**
Total Equity under AIFRS at 1 January 2005 attributable to:	
- Members of the Westfield Group	15,863.2
- Minority interests	117.9
	15,981.1

(i) AASB 139 "Financial Instruments" does not allow hedge accounting for derivatives entered into to hedge the foreign exchange exposure relating to revenues denominated in a foreign operation's function currency. These derivatives are measured at fair value and gains and losses are reflected in the income statement as they arise.

Under AGAAP gains and losses on foreign currency derivatives were deferred and recorded with the underlying transactions being hedged. For hedges of foreign currency revenues, gains and losses were reflected in the income statement as the underlying foreign currency revenues were recognised.

(ii) Interest rate derivatives are considered to be ineffective as they do not meet the hedge effectiveness criteria under AASB 139 "Financial Instruments", accordingly these derivatives are measured at fair value and the gains and losses are recorded in the income statement. Under AGAAP, interest rate derivatives were accounted for on an accrual basis.

(iii) All AGAAP minority interests except for the Carindale Property Trust have been reclassified as debt and related earnings classified as interest expense in accordance with AASB 132 "Financial Instruments: Disclosure and Presentation". All convertible debt instruments are recorded at fair value under AIFRS. The fair value is based on the conversion value at balance date.

WESTFIELD GROUP

COMPRISING WESTFIELD HOLDINGS LIMITED AND ITS CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS

for the half year ended 30 June 2005

	Note	*CONSOLIDATED* 30 Jun 05 $million	31 Dec 04 $million
4 PROPERTY REVENUE			
Shopping centre rental and other property income		1,442.5	1,517.2
Tenant allowances amortised		(5.5)	(2.6)
		1,437.0	**1,514.6**
5 SIGNIFICANT ITEMS			
Profit before tax and minority interests includes the following significant items which are not expected to recur. The disclosure of these items is relevant in explaining the financial performance of the business.			
Profit on disposal of assets		7.5	31.5
Goodwill on acquisitions (due to the recognition of deferred tax liabilities) written off		(50.0)	(460.0)
		(42.5)	**(428.5)**
6 FINANCING COSTS			
Gross financing costs (excluding mark to market of interest rate hedges that do not qualify for hedge accounting)		(290.4)	(273.0)
Financing costs capitalised to construction projects		13.4	10.8
Financing costs		(277.0)	(262.2)
Finance leases interest expense		(4.9)	(5.1)
Mark to market of interest rate hedges that do not qualify for hedge accounting		(81.9)	-
Interest expense and mark to market of other financial liabilities		(191.6)	-
		(555.4)	**(267.3)**
7 TAX EXPENSE			
Current		(35.3)	(44.8)
Deferred		(136.8)	(358.4)
		(172.1)	**(403.2)**
8 INVESTMENT PROPERTIES			
Shopping centre investments	9	29,118.7	27,011.0
Construction and development projects		894.5	753.0
		30,013.2	**27,764.0**
9 DETAILS OF INVESTMENT PROPERTIES			
Consolidated Australian shopping centres		12,499.8	11,804.8
Consolidated New Zealand shopping centres		1,607.4	1,609.0
Consolidated United States shopping centres		15,011.5	13,597.2
Total consolidated shopping centres	8	**29,118.7**	**27,011.0**
Equity accounted Australian shopping centres	10(c)	892.7	871.3
Equity accounted United Kingdom shopping centres	10(c)	3,351.4	3,625.1
Equity accounted United States shopping centres	10(c)	2,293.0	2,102.9
Total equity accounted shopping centres	10(c)	**6,537.1**	**6,599.3**
		35,655.8	**33,610.3**

10 DETAILS OF EQUITY ACCOUNTED INVESTMENTS

			ECONOMIC INTEREST		CONSOLIDATED CARRYING VALUE	
Name of entity	Type of equity	Balance Date	30 Jun 05	31 Dec 04	30 Jun 05 $million	31 Dec 04 $million
(a) Equity accounted entities carrying value						
Australian investments (i)						
AMP Wholesale Shopping Centre Trust No. 2	*Units*	30 Jun	10.0%	10.0%	49.9	49.9
Karrinyup	*Units*	30 Jun	25.0%	25.0%	89.7	89.6
Mt Druitt	*Units*	30 Jun	50.0%	50.0%	156.4	121.4
SA Shopping Centre Trust	*Units*	31 Dec	50.0%	50.0%	21.0	21.0
Southland	*Units*	30 Jun	50.0%	50.0%	387.2	385.4
Tea Tree Plaza	*Units*	30 Jun	50.0%	50.0%	197.0	197.3
					901.2	864.6
United Kingdom investments (i)						
Broadmarsh (ii)	Partnership interest	31 Dec	75.0%	75.0%	169.2	163.9
Brunel	Partnership interest	31 Dec	50.0%	50.0%	13.5	71.3
CastleCourt	Partnership interest	31 Dec	50.0%	50.0%	144.1	153.1
Duelguide (iii)	Company	31 Dec	50.0%	50.0%	449.7	293.8
Eagle	Partnership interest	31 Dec	50.0%	50.0%	105.8	116.6
Friary	Partnership interest	31 Dec	50.0%	50.0%	70.9	71.6
Mill Gate	Partnership interest	31 Dec	50.0%	50.0%	76.8	79.5
Royal Victoria Place	Partnership interest	31 Dec	50.0%	50.0%	61.2	67.4
					1,091.2	1,017.2
United States investments (i)						
Fashion Square	Partnership units	31 Dec	50.0%	50.0%	135.9	131.4
Garden State Plaza	Partnership units	31 Dec	50.0%	50.0%	367.5	371.5
Montgomery	Partnership units	31 Dec	50.0%	50.0%	183.6	170.4
North Bridge	Partnership units	31 Dec	33.3%	33.3%	78.9	76.2
Plaza Camino Real	Partnership units	31 Dec	40.0%	40.0%	85.1	81.9
San Francisco Emporium	Partnership units	31 Dec	50.0%	50.0%	101.9	100.5
UTC	Partnership units	31 Dec	50.0%	50.0%	163.2	155.6
Valencia Town Centre	Partnership units	31 Dec	50.0%	25.0%	48.8	-
Valley Fair	Partnership units	31 Dec	50.0%	50.0%	334.3	320.8
Other retail and property investments	Units/shares	31 Dec	43.3%	43.3%	36.5	41.4
					1,555.7	1,449.7
Total equity accounted investments					3,548.1	3,331.5

(i) All equity accounted property partnerships, trusts and companies operate solely as retail property investors.

(ii) The Group has a 75% economic interest in Broadmarsh. The Group has equal representation and voting rights on the Board of Broadmarsh resulting in joint control, and as a consequence, significant influence. Accordingly, Broadmarsh has been accounted for as an associate in accordance with AASB 131: Interest in Joint Ventures.

(iii) On 24 November 2004 DGL Acquisitions Limited ("DGL") acquired a 100% interest in Duelguide plc ("Duelguide"), the company which owns the former London listed Chelsfield plc ("Chelsfield"), for cash consideration totalling £585 million.

DGL is 50% owned by Westfield Group entities and 50% owned by R&M Investments (BVI) Limited ("R&M"), a company that is jointly owned by entities associated with Multiplex Limited and Messrs. David and Simon Reuben.

In an agreement dated 17 October 2004, the shareholders of DGL agreed to allocate the direct ownership of the assets and liabilities of Duelguide to the Westfield Group and R&M. It is anticipated that this allocation and associated restructure transactions will be implemented within 12 months of acquisition date.

On 18 May 2005 the Westfield Group agreed to purchase an additional 25% interest in Duelguide's White City development for £65 million from R&M, increasing its ownership of the White City development to 50%. Concurrently, the Westfield Group also agreed to acquire Chelsfield's £150 million White City land sale receivable and £70 million development funding deposit.

In accordance with the above, the Westfield Group's allocation of Duelguide's assets and liabilities is as follows:

Shopping Centres	millions
- Merry Hill (100%)	£877.0
- Sprucefield (100%)	£75.0
Development assets	£497.7
Total Assets	£1,449.7
Borrowings and other liabilities	£1,056.2
Westfield Group cash consideration	£393.5

The assets allocated to the Westfield Group are currently subject to the usual cross guarantees associated with Duelguide's borrowings, including borrowings allocated to R&M. These encumbrances are expected to be removed on implementation of the aforementioned allocation and associated restructure. Pending this implementation the Westfield Group's interest in DGL has been accounted for under the equity method. The assets and liabilities underlying this equity investment are considered to be the specific Duelguide assets and liabilities that have been allocated directly to the Westfield Group.

Since 30 June 2005, a number of the abovementioned allocation and associated restructure transactions have commenced.

10 DETAILS OF EQUITY ACCOUNTED INVESTMENTS (continued)

	AUSTRALIA		*UNITED KINGDOM*		*UNITED STATES*		*CONSOLIDATED*	
	30 Jun 05	*31 Dec 04*	*30 Jun 05*	*31 Dec 04*	*30 Jun 05*	*31 Dec 04*	*30 Jun 05*	*31 Dec 04*
	$million	*$million*	*$million*	*$million*	*$million*	*$million*	*$million*	*$million*
(b) Details of the Westfield Group's aggregate share of equity accounted entities net profit								
Property revenue	45.9	43.7	121.0	66.8	97.9	102.1	264.8	212.6
Property revaluation	20.5	65.4	-	45.1	38.1	351.7	58.6	462.2
Profit on disposal of assets	-	-	0.0	-	-	-	0.0	-
Interest income	-	-	[illegible]	0.5	-	-	[illegible]	0.5
Total revenue from ordinary activities	66.4	109.1	121.0	112.4	136.0	453.8	323.4	675.3
Property outgoings	(12.1)	(12.4)	(33.1)	(21.8)	(23.3)	(24.7)	(68.5)	(58.9)
Borrowing costs	(0.6)	(0.6)	(78.3)	(26.5)	(22.3)	(23.1)	(101.2)	(50.2)
Net profit from equity accounted entities before tax expense	53.7	96.1	9.6	64.1	90.4	406.0	153.7	566.2
Income tax expense	-	-	(2.5)	-	-	-	(2.5)	-
Share of net profits of equity accounted entities	53.7	96.1	7.1	64.1	90.4	406.0	151.2	566.2
(c) Details of the Westfield Group's aggregate share of equity accounted entities assets and liabilities								
Cash	4.3	2.6	136.8	32.7	23.0	21.8	164.1	57.1
Receivables	2.5	2.9	6.2	6.8	9.0	6.8	17.7	16.5
Property investments (refer note 9)	892.7	871.3	3,351.4	3,625.1	2,293.0	2,102.9	6,537.1	6,599.3
Construction and development projects	38.2	27.1	1,240.5	453.4	148.4	108.6	1,427.1	589.1
Other retail and property investments	-	-	-	-	36.4	41.4	36.4	41.4
Other assets	-	-	5.5	8.0	19.2	6.8	24.7	14.8
Total assets	937.7	903.9	4,640.4	4,126.0	2,529.0	2,288.3	8,107.1	7,318.2
Payables	(22.5)	(24.6)	(708.0)	(80.9)	(29.0)	(15.7)	(759.5)	(121.2)
Deferred tax	-	-	(486.1)	(458.1)	-	-	(486.1)	(458.1)
Interest bearing liabilities	(14.0)	(14.7)	(2,355.1)	(2,569.8)	(944.3)	(822.9)	(3,313.4)	(3,407.4)
Total liabilities	(36.5)	(39.3)	(3,549.2)	(3,108.8)	(973.3)	(838.6)	(4,559.0)	(3,986.7)
Net assets	901.2	864.6	1,091.2	1,017.2	1,555.7	1,449.7	3,548.1	3,331.5
(d) Details of the Westfield Group's aggregate share of equity accounted entities capital expenditure commitments								
Estimated capital expenditure commitments								
Due within one year	14.8	25.4	732.0	14.5	129.7	78.7	876.5	118.6
Due between one and five years	-	-	765.3	0.7	32.4	78.7	797.7	79.4
	14.8	25.4	1,497.3	15.2	162.1	157.4	1,674.2	198.0
(e) Details of the Westfield Group's aggregate share of equity accounted entities contingent liabilities								
Performance guarantees	-	-	16.0	-	3.1	1.6	19.1	1.6
	-	-	16.0	-	3.1	1.6	19.1	1.6

WESTFIELD GROUP

COMPRISING WESTFIELD HOLDINGS LIMITED AND ITS CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS

for the half year ended 30 June 2005

	CONSOLIDATED	
	30 Jun 05	*31 Dec 04*
	$million	*$million*
11 INTEREST BEARING LIABILITIES		
CURRENT		
Unsecured		
Bank overdraft	29.4	16.1
Bank loans	848.9	744.4
Notes payable - A$	675.0	226.2
Secured		
Bank loans	351.4	212.2
Other	154.5	-
	2,059.2	**1,198.9**
NON CURRENT		
Unsecured		
Bank loans	908.2	1,985.7
Commercial paper	100.0	360.0
Notes payable		
- US$	3,414.8	3,338.8
- £	1,423.9	-
- €	954.7	-
- A$	836.2	1,288.1
Finance leases	103.7	111.9
Secured		
Bank loans	4,651.2	4,729.1
Other	32.5	32.6
	12,425.2	**11,846.2**
The maturity profile in respect of interest bearing liabilities is set out below:		
Due within one year	2,059.2	1,198.9
Due between one and five years	4,740.0	6,437.1
Due after five years	7,685.2	5,409.1
	14,484.4	**13,045.1**
12 OTHER FINANCIAL LIABILITIES		
Unsecured		
Convertible notes	709.3	841.4
Redeemable Preference Shares/ Units		
Convertible redeemable preference shares	264.0	99.0
Other redeemable preference shares/units	906.2	184.9
	1,879.5	**1,125.3**

	Securities	*Securities*
13 CONTRIBUTED EQUITY		
(a) Number of securities on issue		
Balance at the beginning of the year	1,677,229,966	560,057,402
Dividend/distribution reinvestment plan	15,544,151	-
Securities issued on exercise of options	22,814,822	4,300,680
Securities issued to implement the Westfield Group Merger		
- Securities issued to Members of WT		629,615,967
- Securities issued to Members of WAT		483,255,917
Balance at the end of the year for the Westfield Group	1,715,588,939	1,677,229,966

Stapled securities have the right to receive dividends from the Parent Company and distributions from WT and WAT as declared and, in the event of winding up of the Parent Company, WT and WAT, to participate in the proceeds from the sale of all surplus assets in proportion to the number of and amounts paid up on stapled securities held.

Holders of stapled securities can vote their shares and units in accordance with the Corporations Act, either in person or by proxy, at a meeting of either the Parent Company, WT and WAT (as the case maybe).

	CONSOLIDATED 30 Jun 05 $million	31 Dec 04 $million
13 CONTRIBUTED EQUITY (continued)		
(b) Amount of contributed equity		
Balance at the beginning of the year [i]	11,426.0	634.9
Dividend reinvestment plan	258.8	-
Conversion of options	374.7	(50.7)
Initial equity contributed by WT and WAT pursuant to the Merger		10,766.7
Stapling distributions - return of capital		(1,124.0)
Securities issued to implement the Merger		1,125.1
Balance at the end of the year	12,059.5	**11,352.0**

(i) The opening balance at 1 January 2005 has been adjusted for the effects of adopting AASB 132 and 139, as outlined in note 3(c).

	30 Jun 05 $million	31 Dec 04 $million
14 DIVIDENDS/DISTRIBUTIONS		
(a) Current period interim/prior period final dividend/distribution proposed		
Parent Company: 6.41 cents per share 100% franked (31 Dec 04: 4.47 cents per share, 100% franked)	109.7	74.9
WT: 19.50 cents per unit, 25% estimated tax advantaged [i][ii] (31 Dec 04: 20.74 cents per unit, 42.2% tax advantaged)	333.6	347.8
WAT: 25.16 cents per unit, 40% estimated tax advantaged [ii] (31 Dec 04: 26.82 cents per unit, 43.1% tax advantaged)	430.3	449.9
Westfield Group 51.07 cents (31 Dec 04: 52.03 cents) per stapled security	873.6	**872.6**

Dividends/distributions proposed are to be paid on 31 August 2005. Dividends to be paid by the Parent Company will be franked at the corporate tax rate of 30%. The record date for these dividends/distributions was 15 August 2005.

The Westfield Group Distribution Reinvestment Plan (DRP) was in operation for the distribution payable on 31 August 2005. DRP securities issued during the period rank for distribution from the first day following the date on which they are issued.

(i) For security holders that are individuals, the taxable component of the WT cash distribution is estimated to be 14.62 cents per unit (31 Dec 04: 12.03 cents per unit). This taxable component includes capital gains (discounted by 50%) of nil cents per unit (31 Dec 04: 1.16 cents per unit) arising from property disposals during the period.

(ii) The tax advantaged component of the WT and WAT's distributions reduces the cost base of members' units. If the cost base is reduced to $nil any remaining tax advantaged amounts may be taxable as capital gains.

	30 Jun 05 $million	31 Dec 04 $million
(b) Dividends/Distributions paid during the period		
Dividend/distribution in respect of the 6 months to 31 December 2004		
Parent Company 4.47 cents per share, 100% franked	74.9	-
WT 20.74 cents per unit, 42.2% tax advantaged	347.8	-
WAT 26.82 cents per unit, 43.1% tax advantaged	449.9	-
Dividend/distribution in respect of the 6 months to 30 June 2004		
Parent Company 13.58 cents per share, 50% franked		77.4
WT 12.71 cents per unit, 42.2% tax advantaged		283.7
WAT 7.80 cents per unit, 43.1% tax advantaged		243.6
Special capital distribution		
WAT 0.90 cents per unit, 100% tax advantaged		34.0
Stapling dividend paid 16 July 2004		
Parent Company 0.2 cents per share, 100% franked		1.1
WT $1.01 per unit, 100% tax advantaged		635.9
WAT $1.01 per unit, 100% tax advantaged		488.1
	872.6	**1,763.8**

Dividends paid by the Parent Company have been franked at the corporate tax rate of 30%.

	CONSOLIDATED	
	30 Jun 05	31 Dec 04
	$	$
15 NET TANGIBLE ASSET BACKING		
Net tangible asset backing per security	9.99	9.68

Net tangible asset backing per security is calculated by dividing Total Equity attributable to Members of the Westfield Group by the number of securities on issue. The number of securities used in the calculation of net tangible asset backing is 1,715,588,939 (31 December 2004: 1,677,229,966).

	$million	$million
16 CAPITAL EXPENDITURE COMMITMENTS		
Estimated capital expenditure commitments		
Due within one year	1,714.2	856.9
Due between one and five years	348.4	85.1
	2,062.6	**942.0**
17 CONTINGENT LIABILITIES		
Performance guarantees	108.2	157.6
Special tax assessment municipal bonds	67.3	65.8
Other	7.2	-
	182.7	**223.4**

From time to time, in the normal course of business, the Westfield Group is involved in lawsuits. The Directors believe that the ultimate outcome of such pending litigation will not materially affect the results of operations or the financial position of the Westfield Group.

In addition to the above, the Westfield Group has guaranteed $1,207.5 million of capital expenditure commitments and $28.0 million of borrowings of equity accounted entities as set out in Note 10.

WESTFIELD GROUP
COMPRISING WESTFIELD HOLDINGS LIMITED AND ITS CONTROLLED ENTITIES
NOTES TO THE FINANCIAL STATEMENTS
for the half year ended 30 June 2005

18 SEGMENT INFORMATION
PRIMARY GEOGRAPHIC SEGMENT

	AUSTRALIA & NEW ZEALAND		*UNITED KINGDOM*		*UNITED STATES*		*CONSOLIDATED*	
	30 Jun 05	*31 Dec 04*	*30 Jun 05*	*31 Dec 04*	*30 Jun 05*	*31 Dec 04*	*30 Jun 05*	*31 Dec 04*
	$million	*$million*	*$million*	*$million*	*$million*	*$million*	*$million*	*$million*
Segment revenue and other income								
Revenue	762.2	724.6	26.7	4.2	784.5	881.5	1,573.4	1,610.3
Property revaluation	549.2	822.4		-	606.5	1,475.7	1,155.7	2,298.1
Equity accounted entities net profit	53.7	96.1	7.1	64.1	90.4	406.0	151.2	566.2
Total segment revenue and other income	**1,365.1**	**1,643.1**	**33.8**	**68.3**	**1,481.4**	**2,763.2**	**2,880.3**	**4,474.6**
Other income							15.8	-
Interest income							5.2	6.7
Gain on disposal of assets/transaction costs written off							7.5	31.5
Consolidated total revenue							**2,908.8**	**4,512.8**
Segment profit								
Segment result before corporate overheads, interest, sale of investments and taxation	1,115.8	1,395.5	8.2	52.4	1,185.2	2,464.7	2,309.2	3,912.6
Other income							15.8	-
Goodwill written off on acquisition of assets							(50.0)	(460.0)
Corporate overheads							(13.4)	(12.2)
Net financing costs							(550.2)	(260.6)
Gain on disposal of assets/transaction costs written off							7.5	31.5
Tax expense							(172.1)	(403.2)
Consolidated profit after tax							**1,546.8**	**2,808.1**
Segment assets								
Segment assets	16,336.1	15,409.2	1,137.6	1,050.4	17,212.7	15,682.5	34,686.4	32,142.1
Corporate assets							1,734.5	1,733.0
Consolidated total assets							**36,420.9**	**33,875.1**
Segment liabilities								
Segment liabilities	386.3	362.3	31.5	26.6	454.7	432.3	872.5	821.2
Corporate liabilities							18,284.4	16,160.9
Consolidated total liabilities							**19,156.9**	**16,982.1**
Other segment information								
Investment in equity accounted associates included in segment assets	901.2	864.6	1,091.2	1,017.2	1,555.7	1,449.7	3,548.1	3,331.5
Additions to segment non current assets	348.0	1,394.7	199.8	771.3	663.8	509.7	1,211.6	2,675.7

SECONDARY BUSINESS SEGMENT

The Westfield Group operates in one business segment being an internally managed, vertically integrated, global retail property group.

WESTFIELD GROUP
COMPRISING WESTFIELD HOLDINGS LIMITED AND ITS CONTROLLED ENTITIES
DIRECTORS' DECLARATION

The Directors of Westfield Holdings Limited ("Company") declare that:

(a) in the Directors' opinion, there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable; and

(b) in the Directors' opinion, the Financial Statements and notes of the consolidated entity:

(i) comply with Accounting Standard AASB 134 Interim Financial Reporting and the Corporations Act 2001; and

(ii) give a true and fair view of the financial position as at 30 June 2005 and the performance for the half year ended on that date.

Made on 30 August 2005 in accordance with a resolution of the Board of Directors.

FP Lowy, AC
Chairman

FG Hilmer, AO
Deputy Chairman

WESTFIELD GROUP
COMPRISING WESTFIELD HOLDINGS LIMITED AND ITS CONTROLLED ENTITIES
INDEPENDENT AUDIT REPORT
to the Members of Westfield Holdings Limited

ERNST & YOUNG

Scope

The financial report and directors' responsibility

The financial report comprises the balance sheet, income statement, cash flow statement, statement of changes in equity and accompanying notes to the financial statements for the consolidated entity comprising both Westfield Holdings Limited (the Company) and the entities it controlled during the period, and the directors' declaration for the Company, for the period ended 30 June 2005.

The directors of the Company are responsible for preparing a financial report that gives a true and fair view of the financial position and performance of the consolidated entity, and that complies with Accounting Standard AASB 134 "Interim Financial Reporting", in accordance with the *Corporations Act 2001*. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report.

Audit approach

We conducted an independent audit of the financial report in order to express an opinion on it to the members of the company and in order for the Company to lodge the financial report with the Australian Stock Exchange and the Australian Securities and Investments Commission. Our audit was conducted in accordance with Australian Auditing Standards in order to provide reasonable assurance as to whether the financial report is free of material misstatement. The nature of an audit is influenced by factors such as the use of professional judgement, selective testing, the inherent limitations of internal control, and the availability of persuasive rather than conclusive evidence. Therefore, an audit cannot guarantee that all material misstatements have been detected.

We performed procedures to assess whether in all material respects the financial report presents fairly, in accordance with the *Corporations Act 2001*, including compliance with Accounting Standard AASB 134 "Interim Financial Reporting", and other mandatory financial reporting requirements in Australia, a view which is consistent with our understanding of the consolidated entity's financial position, and of its performance as represented by the results of its operations and cash flows.

We formed our audit opinion on the basis of these procedures, which included:

- examining, on a test basis, information to provide evidence supporting the amounts and disclosures in the financial report, and
- assessing the appropriateness of the accounting policies and disclosures used and the reasonableness of significant accounting estimates made by the directors.

While we considered the effectiveness of management's internal controls over financial reporting when determining the nature and extent of our procedures, our audit was not designed to provide assurance on internal controls.

We performed procedures to assess whether the substance of business transactions was accurately reflected in the financial report. These and our other procedures did not include consideration or judgement of the appropriateness or reasonableness of the business plans or strategies adopted by the directors and management of the company.

Independence

We are independent of the Company, and have met the independence requirements of Australian professional ethical pronouncements and the Corporations Act 2001. We have given to the directors of the company a written Auditor's Independence Declaration a copy of which is included in the Directors' Report. In addition to our audit of the financial report, we were engaged to undertake other services. The provision of these services has not impaired our independence.

Audit Opinion

In our opinion, the financial report of the consolidated entity comprising Westfield Holdings Limited and the entities it controlled during the period is in accordance with:

(a) the *Corporations Act 2001*, including:

- giving a true and fair view of the financial position of the consolidated entity at 30 June 2005 and of its performance for the period ended on that date; and
- complying with Accounting Standard AASB 134 "Interim Financial Reporting" and the *Corporations Regulations 2001*; and

(b) other mandatory financial reporting requirements in Australia.

Ernst & Young

Brian Long - Partner

Sydney, 30 August 2005

WESTFIELD GROUP
COMPRISING WESTFIELD HOLDINGS LIMITED AND ITS CONTROLLED ENTITIES
DIRECTORS' REPORT

The Directors of Westfield Holdings Limited ("Company") submit their report for the half year ended 30 June 2005.

Directors

The names of the company's directors in office during the half year and until the date of this report are as below.

FP Lowy, AC	Chairman – Executive Director
FG Hilmer, AO	Deputy Chairman – Non-Executive Director
DH Lowy, AM	Deputy Chairman – Non-Executive Director
RL Furman	Non-Executive Director
DM Gonski, AO	Non-Executive Director
SP Johns	Non-Executive Director
PS Lowy	Managing Director – Executive Director
SM Lowy	Managing Director – Executive Director
JB Studdy, AM	Non-Executive Director
FT Vincent	Non-Executive Director
GH Weiss	Non-Executive Director
DR Wills, AO	Non-Executive Director
CM Zampatti, AM.	Non-Executive Director

Review and results of operations

This is the Westfield Group's first financial report prepared under International Financial Reporting Standards (AIFRS).

The Group reported a net profit of $1,534.5 million and a distribution of $873.6 million for the six months to 30 June 2005. Earnings per security is 90.36 cents and a distribution per security of 51.07 cents.

As at 30 June 2005, the Westfield Group had a $38.0 billion interest in 126 shopping centres with a gross value of approximately $46.3 billion comprising 20,900 retailers and approximately 10.2 million square metres of retail space.

Key highlights for the period include:

- strong underlying operating performance results from our portfolios in Australia, New Zealand, the United States and the United Kingdom.
- revaluation uplift of $1.2 billion on the Group's property interests.
- commenced 5 new developments with a project cost of A$1.5 billion with the largest ever development program now underway across the Group, with 17 projects under construction with a project cost of A$6.7 billion (WDC share: A$4.1 billion).
- acquisition of A$1.2 billion of shopping centre assets:
  - A$650 million in Australia (settled post balance date);
  - US$320 million in the United States; and
  - £65 million in the United Kingdom.
- gross value of investments under management increased by 10.5% to A$46.3 billion.
- further diversification of the Group's debt funding sources with a debut issue in the Eurobond market raising equivalent to A$2.35 billion.

Rounding

The Company is of a kind referred to in the Australian Securities and Investments Commission Class Order 98/0100 dated 10 July 1998. Accordingly, amounts in the Directors' Report, the Financial Statements and the Notes thereto have been rounded to the nearest hundred thousand dollars.

Synchronisation of financial year

Carindale Property Trust is a consolidated entity of the Company, and has a financial year ending on 30 June. By an order dated 27 June 2005 made by the Australian Securities and Investments Commission, the directors of the Company have been relieved from compliance with the requirement to ensure that the financial year of the Company coincides with the financial year of Carindale Property Trust.

Auditor's independence declaration

The directors have obtained the following independence declaration from the auditors, Ernst & Young.

ERNST & YOUNG

Auditor's independence declaration to the Directors of Westfield Holdings Limited

In relation to our audit of the financial report of Westfield Holdings Limited for the half year ended 30 June 2005, to the best of my knowledge and belief, there have been no contraventions of the auditor independence requirements of the Corporations Act 2001 or any applicable code of professional conduct.

Ernst & Young
Sydney
30 August 2005

Brian Long
Partner

This Report is made on 30 August 2005 in accordance with a resolution of the Board of Directors and is signed for and on behalf of the Directors.

FP Lowy, AC
Chairman

FG Hilmer, AO
Deputy Chairman

DIRECTORY

Westfield Group
Westfield Holdings Limited
ABN 66 001 671 496

Westfield Trust
ARSN 090 849 746
(responsible entity Westfield Management Limited
ABN 41 001 670 579, AFS Licence No 230329)

Westfield America Trust
ARSN 092 058 449
(responsible entity Westfield America Management Limited
ABN 66 072 780 619, AFS Licence No 230324)

Registered Office
Level 24, Westfield Towers
100 William Street
Sydney NSW 2011
Telephone: +61 2 9358 7000
Facsimile: +61 2 9358 7077

United States Office
12th Floor
11601 Wilshire Boulevard
Los Angeles California 90025
Telephone: +1 310 478 4456
Facsimile: +1 310 478 1267

New Zealand Office
Level 3
Corner Remuera Road & Nuffield Street
Newmarket, Auckland
Telephone: +64 9 978 5050
Facsimile: +64 9 978 5070

United Kingdom Office
6th Floor, MidCity Place
71 High Holborn
London WC1V 6EA
Telephone: +44 20 7061 1400
Facsimile: +44 20 7061 1401

Secretaries
Maureen T McGrath
Simon J Tuxen

Auditors
Ernst & Young
The Ernst & Young Centre
680 George Street
Sydney NSW 2000

Investor Information
Westfield Holdings Limited
Level 24, Westfield Towers
100 William Street
Sydney NSW 2011
Telephone: +61 2 9358 7877
Facsimile: +61 2 9358 7881
E-mail: investor@au.westfield.com
Website: www.westfield.com/corporate

Principal Share Registry
Computershare Investor Services Pty Limited
Level 3, 60 Carrington Street
Sydney NSW 2000
GPO Box 7045
Sydney NSW 2001
Telephone: +61 3 9415 4070
Enquiries: 1300 132 211
Facsimile: +61 3 9473 2500
E-mail: webqueries@computershare.com.au
Website: computershare.com

Listing
Australian Stock Exchange – WDC

Website
westfield.com

WESTFIELD GROUP

Details of earnings, net assets and distribution by entity

for the half year ended 30 June 2005

	Earnings		Net assets		
	Total	*per security*	*Total*	*per security*	
	$million	*cents*	*$million*	*$*	*%*
WHL	120.9	7.12	1,218.9	0.71	7.11
WT	682.5	40.19	8,897.0	5.19	51.95
WAT	731.1	43.05	7,021.7	4.09	40.94
Westfield Group	1,534.5	90.36	17,137.6	9.99	100.00

	Distribution				
	ASX code: WDC	*per security*	*ASX code: WDCNA*	*per security*	*Total WDC*
	$million	*cents*	*$million*	*cents*	*$million*
WHL	109.0	6.41	0.8	4.32	109.8
WT	331.5	19.50	2.0	13.14	333.5
WAT	427.7	25.16	2.6	16.96	430.3
Westfield Group	868.2	51.07	5.4	34.42	873.6

WESTFIELD GROUP
SUMMARY OF PROPERTY PORTFOLIO
30 June 2005

Shopping centres	**Book value 30 Jun 05 A $Million**
Australia	13,408.5
New Zealand	1,601.0
United States	17,303.5
United Kingdom	3,342.3
Total	35,655.3
AIFRS Adjustments :	
- Tenant allowances	(115.3)
- Head leases	115.8
Total shopping centres under AIFRS	**35,655.8**

WESTFIELD GROUP
PROPERTY PORTFOLIO - AUSTRALIA
30 June 2005

Shopping Centre	State		Consolidated or Equity Accounted Interest %	Book value 30 June 05 $Million	Retail Cap Rate %
Airport West	Victoria	(i)	50	108.4	7.50%
Bay City	Victoria	(i)	50	84.9	7.25%
Belconnen	ACT	(iii)	100	476.2	6.75%
Bondi Junction	New South Wales	(i)	100	1,318.8	5.25%
Booragoon	Western Australia	(iii)	25	138.7	6.25%
Burwood	New South Wales	(iii)	100	515.1	6.50%
Carindale	Queensland	(i)	50	297.7	6.50%
Carousel	Western Australia	(iii)	100	465.0	6.75%
Centrepoint	New South Wales	(iii)	100	340.0	7.25%
Sydney Central Plaza	New South Wales	(iii)	100	418.0	6.25%
Skygarden	New South Wales	(iii)	100	159.9	7.25%
Imperial Arcade	New South Wales	(iii)	100	95.4	7.25%
Chatswood	New South Wales	(iii)	100	660.3	6.00%
Chermside	Queensland	(ii)	100	569.6	6.50%
Doncaster	Victoria	(i)	100	371.7	7.00%
Eastgardens	New South Wales	(iii)	#	n/a	n/a
Figtree	New South Wales	(i)	100	92.9	7.75%
Fountain Gate	Victoria	(i)	100	537.5	6.75%
Hornsby	New South Wales	(i)	100	589.4	6.75%
Hurstville	New South Wales	(i)	50	232.3	7.00%
Innaloo	Western Australia	(ii)	100	85.0	7.61%
Knox	Victoria	(iii)	30	208.9	6.50%
Kotara	New South Wales	(i)	100	269.7	7.25%
Liverpool	New South Wales	(ii)	50	228.6	6.50%
Macquarie	New South Wales	(iii)	50	305.1	6.00%
Marion	South Australia	(iii)	50	332.6	6.50%
Miranda	New South Wales	(i)	50	464.6	6.00%
Mt Gravatt	Queensland	(iii)	75	442.7	6.50%
North Lakes	Queensland	(iii)	50	49.9	7.25%
North Rocks	New South Wales	(i)	100	71.9	7.75%
Pacific Fair	Queensland	(iii)	40	343.8	5.75%
Parramatta	New South Wales	(ii)	100	967.3	6.50%
Plenty Valley	Victoria	(iii)	50	17.5	8.00%
Strathpine	Queensland	(iii)	100	210.5	7.50%
Tuggerah	New South Wales	(ii)	100	341.4	6.75%
Warrawong	New South Wales	(i)	100	170.8	7.75%
Warringah Mall	New South Wales	(iii)	25	197.5	6.00%
Westlakes	South Australia	(iii)	50	130.8	7.50%
Whitford City	Western Australia	(iii)	50	205.4	7.00%
Total consolidated centres				12,515.8	

WESTFIELD GROUP
PROPERTY PORTFOLIO - AUSTRALIA
30 June 2005

Equity accounted centres

Karrinyup	Western Australia	(iii)	25	89.6	6.75%
Macquarie	New South Wales	(iii)	5	30.5	6.00%
Mt Druitt	New South Wales	(ii)	50	146.0	7.25%
Pacific Fair	Queensland	(iii)	4	34.4	5.75%
Southland	Victoria	(iii)	50	395.2	6.50%
Tea Tree Plaza	South Australia	(iii)	50	197.0	6.75%
Total equity accounted centres				**892.7**	
Total Australian portfolio				**13,408.5**	

Eastgardens is managed by Westfield under a Head Lease

(i) Property has been revalued to Directors' valuation based on independent valuation at 30 June 2005
(ii) Property is under or pending development and has been revalued based on a directors' interim valuation at 30 June 2005
(iii) Property has not been revalued at 30 June 2005 and is currently scheduled for valuation at the half year to 31 December 2005

WESTFIELD GROUP
PROPERTY PORTFOLIO - NEW ZEALAND
30 June 2005

Shopping Centre	Location	Consolidated or Equity Accounted Interest %		Book value at 30 June 2005 NZ$Million	Retail Cap Rate %
Chartwell	Hamilton	100	(i)	64.2	9.50%
Downtown	Auckland	100	(i)	54.3	9.00%
Glenfield	Auckland	100	(i)	148.4	8.50%
Manukau	Auckland	100	(i)	192.4	8.64%
Newmarket	Auckland	100	(i)	151.3	7.68%
Pakuranga	Auckland	100	(i)	78.6	9.01%
Queensgate	Wellington	100	(i)	115.5	8.50%
Riccarton	Christchurch	100	(i)	291.9	7.75%
Shore City	Auckland	100	(i)	109.8	8.50%
St Lukes	Auckland	100	(i)	358.2	7.25%
WestCity	Auckland	100	(i)	174.4	8.25%
Total New Zealand centres in NZ$				**1,739.0**	
Exchange rate				1.0862	
Total New Zealand centres in A$				**1,601.0**	

(i) Property has not been revalued at 30 June 2005 and is currently scheduled for valuation at the half year to 31 December 2005

WESTFIELD GROUP
PROPERTY PORTFOLIO - UNITED KINGDOM
30 June 2005

Shopping Centre	Location	Consolidated or Equity Accounted Interest %		Book value at 30 June 2005 UK £Million	Retail Cap Rate %
Equity accounted United Kingdom shopping centres					
Broadmarsh	Nottingham	75	(ii)	67.7	5.28%
CastleCourt	Belfast, Northern Ireland	50	(ii)	122.4	5.66%
Eagle Centre	Derby	50	(ii)	79.6	5.69%
The Friary	Guildford	50	(ii)	64.1	5.20%
Merry Hill	Birmingham	100	(ii)	877.0	5.05%
Millgate	Bury	50	(ii)	59.4	5.83%
Royal Victora Place	Tunbridge Wells	50	(ii)	60.9	5.52%
Sprucefield	Lisburn, Northern Ireland	100	(i)	75.0	5.20%
Total United Kingdom centres				**1,406.1**	
Exchange rate				0.4207	
Total United Kingdom centres in A$				3,342.3	

(i) Property has been revalued to Directors' valuation based on independent valuation at 30 June 2005
(ii) Property has not been revalued at 30 June 2005 and is currently scheduled for valuation at the half year to 31 December 2005

WESTFIELD GROUP
PROPERTY PORTFOLIO - UNITED STATES
30 June 2005

Shopping Centre	Market Region	Consolidated or Equity Accounted Interest %		Book value at 30 June 2005 US $Million	Retail Cap Rate %
Annapolis	Maryland	100	(ii)	384.5	6.50%
Belden Village	Ohio	100	(i)	157.4	7.20%
Brandon	Florida	100	(iii)	217.7	7.00%
Capital	Washington	100	(ii)	89.5	7.50%
Century City	Los Angeles	100	(ii)	546.4	5.50%
Chesterfield	Missouri	100	(ii)	145.2	8.00%
Chicago Ridge	Illinois	100	(iii)	112.9	7.70%
Citrus Park	Florida	100	(iii)	209.6	7.20%
Connecticut Post	Connecticut	100	(ii)	146.2	7.90%
Countryside	Florida	100	(iii)	191.7	8.00%
Crestwood	Missouri	100	(i)	113.0	9.50%
Downtown Plaza	Northern California	100	(iii)	174.3	7.84%
Eagle Rock	Los Angeles	100	(iii)	44.3	8.72%
Eastland	Los Angeles	100	(iii)	108.6	6.80%
Eastridge	North Carolina	100	(iii)	44.6	10.20%
Enfield	Connecticut	100	(i)	81.6	7.50%
Fox Hills	Los Angeles	100	(iii)	157.6	7.55%
Fox Valley	Illinois/ Indiana	100	(i)	238.2	6.90%
Franklin Park	Ohio	100	(i)	332.7	6.80%
Galleria at Roseville	Northern California	100	(i)	293.9	6.90%
Gateway	Nebraska	100	(ii)	123.6	7.50%
Great Northern	Ohio	100	(iii)	158.6	7.50%
Hawthorn	Illinois/ Indiana	100	(i)	238.3	7.50%
Horton Plaza	San Diego	100	(i)	363.0	5.50%
Independence	North Carolina	100	(i)	154.5	7.40%
Louis Joliet	Illinois/ Indiana	100	(iii)	108.9	7.40%
Mainplace	Los Angeles	100	(iii)	242.0	7.30%
Meriden	Connecticut	100	(i)	170.7	7.70%
Mid Rivers	Missouri	100	(i)	183.4	6.30%
Midway	Ohio	100	(iii)	88.7	8.70%
Mission Valley	San Diego	100	(iii)	269.1	7.40%
North County	San Diego	100	(i)	206.1	7.10%
Northwest	Missouri	100	(iii)	85.2	11.61%

WESTFIELD GROUP
PROPERTY PORTFOLIO - UNITED STATES
30 June 2005

Shopping Centre	Market Region	Consolidated or Equity Accounted Interest %		Book value at 30 June 2005 US $Million	Retail Cap Rate %
Oakridge	Northern California	100	(iii)	334.0	6.80%
Old Orchard	Illinois/ Indiana	100	(i)	399.2	6.71%
Palm Desert	Los Angeles	100	(iii)	168.6	7.29%
Parkway	San Diego	100	(iii)	308.0	6.80%
Plaza Bonita	San Diego	100	(iii)	198.5	6.50%
Promenade	Los Angeles	100	(iii)	75.9	7.52%
Richland	Ohio	100	(iii)	55.2	8.70%
San Francisco Centre	Northern California	100	(ii)	225.5	6.00%
Santa Anita	Los Angeles	100	(iii)	351.4	6.40%
Sarasota	Florida	100	(iii)	92.9	7.50%
Solano	Northern California	100	(iii)	182.3	7.27%
Southcenter	Washington	100	(i)	220.3	6.50%
South County	Missouri	100	(i)	192.4	5.80%
Southgate	Florida	100	(iii)	88.9	7.00%
Southlake	Illinois/ Indiana	100	(iii)	208.4	7.90%
Southpark	Ohio	100	(ii)	194.8	7.50%
South Shore	New York	100	(i)	247.2	7.00%
Topanga	Los Angeles	100	(ii)	228.1	7.00%
Trumbull	Connecticut	100	(i)	267.1	7.10%
Vancouver	Washington	100	(i)	135.5	6.30%
West County	Missouri	100	(iii)	310.8	7.10%
West Covina	Los Angeles	100	(iii)	257.5	6.60%
West Park	Missouri	100	(i)	66.4	6.90%
West Valley	Los Angeles	100	(iii)	29.8	N/A
Westland	Colorado	100	(iii)	25.2	8.20%
Wheaton	Maryland	100	(ii)	291.0	7.90%
Department stores				90.6	
Total consolidated United States centres in $US				**11,427.5**	
Exchange rate				0.7614	
Total consolidated United States centres in A$				**15,008.5**	

WESTFIELD GROUP
PROPERTY PORTFOLIO - UNITED STATES
30 June 2005

Shopping Centre	Market Region	Consolidated or Equity Accounted Interest %		Book value at 30 June 2005 US $Million	Retail Cap Rate %
Equity accounted United States shopping centres					
Fashion Square	Los Angeles	50.0	(iii)	101.4	6.79%
Garden State Plaza	New Jersey	50.0	(iii)	539.2	6.00%
Montgomery	Maryland	50.0	(i)	222.9	5.90%
North Bridge	Illinois/ Indiana	33.3	(iii)	124.5	6.40%
Plaza Camino Real	San Diego	40.0	(iii)	79.7	6.50%
UTC	San Diego	50.0	(iii)	156.8	6.21%
Valencia Town Center	Los Angeles	50.0	(i)	98.0	7.60%
Valley Fair	Northern California	50.0	(iii)	424.9	6.10%
Total equity accounted Unted States centres in $US				1,747.4	
Exchange rate				0.7614	
Total equity accounted Unted States centres in A$				2,295.0	
Total United States property investment portfolio in $US				13,174.9	
Exchange rate				0.7614	
Total United States property investment portfolio in A$				17,303.5	

(i) Property has been revalued to Directors' valuation based on independent valuation at 30 June 2005
(ii) Property is under or pending development and has been revalued based on a directors' interim valuation at 30 June 2005
(iii) Property has not been revalued at 30 June 2005 and is currently scheduled for valuation at the half year to 31 December 2005

Westfield Group

Results Presentation
Half Year Result ended 30 June 2005

Note: All figures within this presentation are presented in Australian dollars and on an A-IFRS basis unless otherwise stated

31 August 2005


Westfield

Highlights for six months to 30 June 2005

- Strong underlying operating performance from our portfolios in Australia, New Zealand, the United States and the United Kingdom
- Distribution of A$874 million (51.07 cents per security in line with forecasts within the Explanatory Memorandum)
- Commenced 5 new projects with a total project cost of A$1.5 billion resulting in the largest ever development program under construction across the Westfield Group
  - 17 projects with a total project cost of A$6.7 billion currently under construction (Westfield Group share A$4.1 billion)
- Announced the acquisition of interests in approximately A$2.0 billion of additional property assets – Westfield Group interest of A$1.2 billion represented by:
  - A$650 million in Australia
  - US$320 million in the United States
  - £65 million in the United Kingdom
- Increased gross value of investments under management by 10.5% from A$41.9 billion to A$46.3 billion
- Debut debt issue in the Eurobond market raising equivalent to A$2.35 billion
- Continued strong operational performance supports the full year distribution forecast of 106.5 cents per security

Financial Highlights

Income Statement	6 months to 30 June '05
Profit after tax (A$ million)	1,535
Distribution (A$ million)	874
Distribution per security (cents)	51.07

Balance Sheet	At 30 June '05	At 31 Dec '04
Gross Property Investments (A$ million)	37,977	34,952
Net Assets (A$ million)	17,138	16,241
NTA (A$ per security)	9.99	9.68
Adjusted NTA (A$ per security)[1]	11.28	10.61
Gearing (%)[2]	39.8	38.4
Net debt to total market capitalisation (%)	34.0	33.5
Equity market capitalisation (A$ billion)	30.6	27.7

[1] Excludes all adjustments required under the new accounting regime
[2] As calculated and documented under the Westfield Group bond offerings

Portfolio Summary as at 30 June '05

	Australia	NZ	US	UK	Total[1]
Centres	40	11	67[2]	8	126
Retail Outlets	9,500	1,200	9,300	900	20,900
GLA (million sqm)	3.1	0.3	6.4	0.4	10.2
Asset Value (billion)	A$17.1	NZ$1.7	US$15.1	£1.8	A$42.8[3]


Gross Lettable Area
UK 4%
Australia 30%
NZ 3%
US 63%
Retail Outlets
UK 4%
Australia 46%
US 44%
NZ 6%
Assets Owned & Under Management
UK 10%
Australia 40%
US 46%
NZ 4%

[1] *Excludes acquisition of Sunrise Mall, Penrith and Woden completed post balance date*
[2] *Excludes 9 US airport retail concession agreements*
[3] *Excludes work in progress and redevelopment projects*

Operational Review

- Retail Sales Overview
- Shopping Centre Operating Performance
- Global Development Activity

Retail Sales Overview[1]

	Period to 30 June 2005			
	12 months		6 months	3 months
	$	Growth	Growth	Growth
Australia				
Majors		2.8%	4.3%	(0.1)%
Specialties	A$8,917psm	5.7%	3.3%	2.6%
Total	A$15.8 bn	4.5%	3.9%	1.7%
New Zealand				
Specialties	NZ$8,754psm	3.0%	1.5%	2.9%
Total	NZ$1.6 bn	1.8%	0.9%	1.8%
United States[2]				
Specialties	US$414psf US$7.0 bn	5.1%	5.7%	5.2%
United Kingdom[3]	n/a	(0.1)%	(0.9)%	(2.5)%

[1] All sales growth figures are reported on a comparable basis
[2] US represents growth in sales per square foot
[3] British Retail Consortium-KPMG retail sales report

Shopping Centre Operating Performance

	Portfolio Leased[1]	Specialty Occupancy Cost[1]	Lease Deals Completed[2]		Average Specialty Store Rent		Comparable NOI Growth[2]
			Number	Area	Amount[1]	Growth[3]	
Australia & New Zealand	>99.5%	15.3%	1,207	115,134 sqm	A$1,133 psm NZ$1,030 psm	5.2%	5.8%
United States	93.5%	13.6%	683	2,104,117 sqft	US$38.47 psf	3.3%	4.0%
United Kingdom	>99%	n/a	69	23,718 sqm	£494 psm	2.5%	3.2%

[1] As at 30 June 2005
[2] 6 months to 30 June 2005
[3] 30 June 2005 compared to 30 June 2004 – excludes newly acquired centres

Global Development Activity

- **17 projects under construction as at 30 June 2005 with an estimated total cost of A$6.7bn – Westfield Group share A$4.1 billion**

	No. of Projects	Estimated Total Cost	Target Weighted Average Yield[1]
Australia & New Zealand	7	A$0.9bn	9.6 – 9.9%
United States	8	US$1.2bn	9.5 – 9.9%
United Kingdom - Derby	1	£0.3bn	8.0 – 8.5%
- White City	1	£1.5bn	5.75 – 6.0%

- **Commenced 5 new projects during the period with an estimated total cost of A$1.5bn**
  - Liverpool (Aus), Topanga (US), Sarasota (US), Southlake (US) and Derby (UK)
- **Completed two projects during the period costing US$260m**
  - Franklin Park (US) and Wheaton (US)
- **New projects anticipated to commence each year for the next 3 years – A$1.5 to A$2 billion**

[1] *Stabilised income/Westfield Group cost*

Global Development Activity
- New projects commenced during the period

	Estimated Total Cost $ million	Target Yield	Anticipated Completion
Australia & New Zealand			
Liverpool (Sydney, NSW)	A$200[1]	9.1 – 9.4%	Qtr 4 '06
United States			
Topanga (Los Angeles, California)	US$330	9.6 – 9.9%	Qtr 1 '07
Sarasota (Sarasota, Florida)	US$50	9.6 – 9.9%	Qtr 4 '06
Southlake (Hobart, Indiana)	US$20	12.1 – 12.4%	Qtr 4 '06
United Kingdom			
Derby	£310[2]	8.0 – 8.5%	Qtr 1 '08

- **Other key projects anticipated to commence in the second half:**
  - United States - Brandon (US$50m), Capital (US$45m) and Southpark (US$60m)
  - Australia/New Zealand - Chermside (A$180m) and Manukau (NZ$50m)

[1] *Westfield Group share 50% - A$100m*
[2] *Westfield Group share 50% - £155m*

Financial Review

- Income Statement
- Distribution Statement
- Balance Sheet
- Property Investments
- Funding

Income Statement

A$ million	6 months to June '05
Property income	1,437
Contribution from equity accounted investments	151
Property revaluations	1,156
Other income	43
Net profit from asset sales	8
Total Income	**2,795**
Total expenses	(526)
EBIT	**2,269**
Financing costs	(272)
Mark to market of derivatives, preference shares and minority interests treated as debt	(278)
Profit before tax	**1,719**
Tax expense	(172)
Minority interests	(12)
Profit after tax	**1,535**

Distribution Statement

A$ million	6 months to June '05
Profit after tax	**1,535**
Less: Property revaluation (net of amortisation of tenant allowances)	(1,200)
Net profit from asset sales	(8)
Add: Project profits distributed	75
Mark to market of derivatives, preference shares and minority interests treated as debt	278
Deferred tax on above adjustments	187
Distribution in respect of cum distribution component of shares issued during the period	7
Distribution	**874**
Distribution per security (cents)	51.07

Balance Sheet

A$ million	At 30 June '05	At 31 Dec '04
Cash	603	237
Property investments		
- Shopping centres	29,119	27,011
- WIP and development properties	895	753
Net Investments in equity accounted entities	3,548	3,332
Other assets	2,256	2,542
Total assets	**36,421**	**33,875**
Interest bearing liabilities	14,380	12,933
Other financial instruments[1]	1,880	1,125
Finance lease liabilities	104	112
Deferred tax	1,410	1,268
Other liabilities and minority interests	1,509	2,196
Total liabilities	**19,283**	**17,634**
Net Assets	**17,138**	**16,241**

[1] *Includes convertible preference shares that the Westfield Group considers as equity given their economic characteristics*

Property Investments

- 8.9% uplift in the value of gross property investments since 31 December '04

	A$ billion
Gross property investments including development projects as at 31 December '04	34.9
Revaluations	1.2
Capital expenditure	1.5
Acquisitions	0.4
Disposals	(0.2)
Gross property investments as at 30 June '05 (pre exchange rate impact)	37.8
Exchange rate impact	0.2
Gross property investments including development projects as at 30 June '05	**38.0**

- Weighted average cap rates for each region:
  - Australia & New Zealand 6.7%
  - United Kingdom 5.2%
  - United States 6.9%

Funding

- Westfield Group continues to diversify funding sources and lengthen debt maturity profile

Facility Mix - 30 June 2005


CMBS/Other Secured 24%
Bank Facilities 41%
Capital Markets 35%

Facility Maturity Profile - 30 June 2005


<1 yr 10%
> 6 yrs 30%
1 to 3 yrs 26%
3 to 6 yrs 34%

- Raised A$2.35 billion of debt in Eurobond market comprising: €600 million and £600 million
- Raised A$568 million of equity during the period
  - A$260 million through February DRP
  - A$308 million on conversion of convertible bonds
- Interest Rate Profile as at 30 June 2005
  - Weighted average interest cost of 4.25%
  - Percentage of fixed rate debt is 91% with an average interest rate hedge maturity of 8.2 years

Appendices

Appendix I

Page Number

- Project Distributions....17
- Geographic Segment Breakdown....18
- Reconciliation of Property Investments....20
- Property Acquisitions....21
- Current Projects....22
- Project Yield Reconciliation....25
- Comparable Specialty Retail Sales Growth by Region....26
- Comparable Retail Sales Growth by Category....27
- Interest Rate Hedging Profile....29
- Currency Hedging Profile....30
- Key Financial Ratios....32
- Exchange Rates....33

Appendix II – A-IFRS Explanations

Project Distributions

- **Project profits this period**

	Westfield Group (A$m)	External parties (A$m)	Total (A$m)
Project expenditure	615	114	729
Project profits distributed	75	16	91

	Including Major Projects	Project Profits (A$m)
Australia & New Zealand	Parramatta, Tuggerah, Helensvale and Liverpool	33
United States	Topanga, Century City and Chesterfield	45
United Kingdom	Derby	13
Total to 30 June '05		91

Geographic Segment Breakdown

Net Property Income[1]

	6 months to June '05	
	Local currency	**A$m**
- Australia & New Zealand		532
- United States	US$430m	556
- United Kingdom	£33m	81
Total		**1,169**

Property Income by Location[1]


UK
7%
Australia &
New Zealand
46%
US
47%

[1] Represents Westfield Group's proportional share of net property income from all properties and excluding revaluations

Geographic Segment Breakdown

Gross Property Investments[1]
– Westfield Group Share

	At 30 June '05[2] Local currency	A$m
Shopping Centres:		
- Australia & New Zealand		15,000
- United States	US$13,175m	17,304
- United Kingdom	£1,410m	3,351
		35,655
WIP and Development Properties		2,322
Total		**37,977**

Shopping Centre Investments by Location

UK 9%
Australia & New Zealand 42%
US 49%

[1] *Includes A$6,537m being Westfield Group's share of equity accounted shopping centre investments (Aust. & NZ = A$893m, US = A$2,293m and UK = A$3,351m)*
[2] *Excludes Penrith and Woden transacted for $650m and Sunrise Mall transacted for US$143m post balance date*

Reconciliation of Property Investments

A$ million

Property investments as at 30 June 2005

	Westfield Group Interest	Equity Accounted JV Share	Total	JV Partner Share	Investments Under Management
Gross property investments	29,118	6,537	35,655	7,152	42,807
Development projects[1]	895	1,427	2,322	1,217	3,539
	30,013	**7,964**	**37,977**	**8,369**	**46,346**
Less JV debt & working capital		4,416	4,416		
Westfield Accounts	**30,013**	**3,548**	**33,561**		

[1] *Includes work in progress and development properties*

Property Acquisitions

- Since the beginning of the year Westfield Group has announced the acquisition of interests in a further A$2.0 billion of property - Westfield Group interest of approximately A$1.2 billion
  - **Australia & New Zealand**
    - 50% interest in Penrith Plaza, Sydney for A$405 million net of acquisition costs
    - 50% interest in Woden Plaza, Canberra for A$245 million net of acquisition costs
  - **United Kingdom**
    - Further 25% interest in super regional shopping centre development project White City, London for £65m increasing total interest to 50%
  - **United States**
    - Chicago Ridge in Chicago, Illinois for US$108 million
    - Additional 25% interest in Valencia, Los Angeles for US$69 million, total interest now 50%
    - Sunrise Mall in Massapequa, New York for US$143 million

Current Projects
- Australia & New Zealand – Approx A$0.9 billion

Current Major Projects	Estimated Total Cost[1] A$ million	Target Yield Range[2]	Anticipated Completion
Innaloo (Perth)	60	10.3 – 10.6%	Qtr 3 '05
Helensvale (Gold Coast)	180[3]	11.9 – 12.2%	Qtr 4 '05
Tuggerah (Sydney)	120	9.1 – 9.4%	Qtr 4 '05
Queensgate (Wellington)	NZ 170	8.8 – 9.1%	Qtr 4 '05
Mt Druitt (Sydney)	65[4]	8.4 – 8.7%	Qtr 4 '05
Parramatta (Sydney)	105	8.3 – 8.6%	Qtr 2 '06
Liverpool (Sydney)*	200[5]	9.1 – 9.4%	Qtr 4 '06

** Project commenced within the period to 30 June 2005*

[1] Includes project profits except projects commenced after 1 January 2005 and joint ventures
[2] Calculated as set out in Slide 26
[3] Westfield Group share 50% - $90m
[4] Westfield Group share 50% - $32.5m
[5] Westfield Group share 50% - $100m

Current Projects
- United States - Approx US $1.2 billion

Current Major Projects	Estimated Total Cost[1] US $million	Target Yield Range[2]	Anticipated Completion
Gateway (Lincoln, Nebraska)	30	11.9 – 12.2%	Qtr 4 '05
Chesterfield (St Louis, Missouri)	70	11.0 – 11.3%	Qtr 1 '06
Connecticut Post (Milford, Connecticut)	130	9.4 – 9.7%	Qtr 2 '06
Century City (Los Angeles, California)	150	11.0 – 11.3%	Qtr 4 '06
San Francisco (San Francisco, California)	440[3]	8.5 – 9.0%	Qtr 4 '06
Sarasota (Sarasota, Florida)*	50	9.6 – 9.9%	Qtr 4 '06
Southlake (Hobart, Indiana)*	20	12.1 – 12.4%	Qtr 4 '06
Topanga (Los Angeles, California)*	330	9.6 – 9.9%	Qtr 1 '07 Qtr 4 '08

Franklin Park and Wheaton completed during the period
* *Projects commenced within the period to 30 June 2005*

[1] *Includes project profits except projects commenced after 1 January 2005 and joint ventures*
[2] *Calculated as set out in Slide 26*
[3] *Westfield Group share 50% - US$220m*

Current Projects
- United Kingdom - Approx £1.8 billion

Current Major Projects	Estimated Total Cost[1] £ million	Target Yield Range[2]	Anticipated Completion
Derby*	310[3]	8.0 – 8.5%	Qtr 1 '08
White City	1,440 – 1,480[4]	5.75 – 6.0%	Qtr 2 '08

* *Project commenced within the period to 30 June 2005*

[1] *Includes project profits except projects commenced after 1 January 2005 and joint ventures*
[2] *Calculated as set out in Slide 26*
[3] *Westfield Group share 50% - £155 million*
[4] *Westfield Group share 50% - £720-740 million*

Project Yield Reconciliation

Theoretical Example

- **100% Owned Property**

	Income $m	Cost $m	Yield
Post merger basis	**10.5**	**88.5**	**11.9%**
(-) Management fee (net of direct overheads)	(0.5)		
(+) Project profits[1]		11.5	
Pre merger basis	**10.0**	**100.0**	**10.0%**

- **Jointly Owned Property**

	Income $m	Cost $m	Yield
Post merger basis – Westfield Group 50% share	**11.0**	**88.5**	**12.4%**
(-) Management fee (net of direct overheads)	(0.5)		
(+) Project profits[1]		11.5	
(-) J/V share of management fee (net of direct overheads)	(0.5)		
Pre merger basis – Westfield Group share @ 50%	**10.0**	**100.0**	**10.0%**
Pre merger basis – 100%	**20.0**	**200.0**	**10.0%**

[1] *Project profits assumes 13% EBIT margin which includes design & engineering, development and leasing fees and construction margin.*

Comparable Specialty Retail Sales Growth by Region

	Period to 30 June 2005		
	12 months	6 months	3 months
Australia			
- NSW & ACT	2.6%	1.2%	0.9%
- VIC	6.2%	2.5%	1.1%
- QLD	10.0%	6.9%	6.4%
- SA	9.6%	4.8%	3.5%
- WA	6.0%	6.0%	5.9%
Total Australia	**5.7%**	**3.3%**	**2.6%**
New Zealand	**3.0%**	**1.5%**	**2.9%**
United States			
- East Coast	6.4%	6.4%	5.0%
- Mid West	2.5%	2.6%	1.5%
- West Coast	5.8%	6.8%	7.1%
Total United States	**5.1%**	**5.7%**	**5.2%**

Comparable Retail Sales Growth by Category - Australia

	Period to 30 June 2005		
	12 months	6 months	3 months
Department Stores	1.7%	5.4%	(2.2)%
Discount Dept. Store	4.1%	3.6%	(1.9)%
Supermarkets	1.4%	1.7%	(0.2)%
Mini Majors	6.7%	4.6%	3.3%
Cinemas	(3.8)%	(10.4)%	(12.6)%
Fashion	7.1%	3.8%	2.8%
Food Catering	5.7%	3.2%	4.0%
Food Retail	4.6%	4.1%	4.6%
Footwear	3.2%	5.0%	5.1%
General Retail	5.3%	4.3%	4.4%
Homewares	2.1%	1.6%	(0.2)%
Jewellery	4.3%	2.7%	4.0%
Leisure	1.0%	(2.9)%	(5.2)%
Retail Services	11.8%	7.6%	8.0%
Specialties	**5.7%**	**3.3%**	**2.6%**
TOTAL	**4.5%**	**3.9%**	**1.7%**

Comparable Retail Sales Growth by Category - United States

	Period to 30 June 2005		
	12 months	6 months	3 months
Women's ready to wear	3.7%	5.3%	5.7%
Men's Fashion	0.7%	1.4%	2.4%
Unisex	8.9%	10.0%	9.0%
Jewellery	0.6%	1.7%	3.0%
Leisure:			
– Music	3.0%	3.6%	(0.1)%
– Electronics	21.3%	22.8%	19.9%
– Cellular phones	(0.3)%	(10.3)%	(12.3)%
– Books	(1.3)%	(1.6)%	(3.3)%
– Sports specialties	1.9%	3.2%	0.2%
Restaurant	3.4%	2.4%	2.4%
Food Court	3.1%	2.2%	2.4%
Theatres	(0.5)%	(3.3)%	(8.0)%

Interest Rate Hedging Profile

INTEREST HEDGING PROFILE

	A$ interest receivable		US$ interest payable		£ interest payable		A$ interest payable	
As at Dec	A$ M	Fixed Rate %	US$ M	Fixed Rate %	£ M	Fixed rate %	A$ M	Fixed rate %
2005 (Jun)	5,237.5	6.18%	(10,695.9)	4.25%	(828.8)	5.86%	(2,998.4)	6.52%
2005	5,197.5	6.19%	(10,786.5)	4.28%	(1,278.8)	5.45%	(3,592.7)	6.50%
2006	4,249.0	6.61%	(10,054.2)	5.21%	(1,278.8)	5.46%	(3,792.9)	6.67%
2007	3,640.0	6.61%	(9,685.1)	5.35%	(1,278.8)	5.40%	(3,523.2)	6.59%
2008	3,500.0	6.62%	(8,820.0)	5.38%	(1,166.8)	5.47%	(3,498.8)	6.73%
2009	3,500.0	6.62%	(8,016.7)	5.62%	(1,166.8)	5.47%	(3,300.8)	6.76%
2010	3,000.0	6.63%	(6,865.7)	5.81%	(1,073.5)	5.42%	(2,923.7)	6.68%
2011	2,500.0	6.63%	(5,192.6)	5.82%	(1,073.5)	5.42%	(2,241.6)	6.67%
2012	1,750.0	6.63%	(3,750.5)	5.71%	(892.5)	5.43%	(1,822.1)	6.59%
2013	450.0	6.45%	(2,438.2)	5.60%	(892.5)	5.43%	(524.9)	6.30%
2014	200.0	6.24%	(215.4)	5.34%	(600.0)	5.39%	(400.0)	6.14%

Currency Hedging Profile

FOREIGN CURRENCY DENOMINATED BALANCE SHEET HEDGING MATURITY PROFILE

Maturing during period ended Dec	Cross currency swap receivable/(payable)				
	A$ M	US$ M	£ M	NZ$ M	EUR M
2005	(71.8)	-	-	96.0	-
2006	98.2	(75.0)	-	-	-
2007	127.9	(75.0)	-	-	-
2008	(94.5)	-	-	112.5	-
2009	862.7	(600.0)	-	-	-
2010	590.2	(425.0)	-	-	-
2011	1,024.3	(630.5)	-	-	-
2012	860.8	(1,105.1)	(133.0)	-	600.0
2013	1,065.2	(769.0)	-	-	-
2014	1,160.0	(833.0)	-	-	-
	5,623.0	(4,512.6)	(133.0)	208.5	600.0

Note: To manage the cash flow impact of maturing cross currency swaps the Group has entered into put and call options ("collar") over US$4 billion of the Group's borrowings. The "collar" matures in the six month period ending 31 December 2006 and has an average exchange rate upper limit of AUD = USD 0.7950 and an average exchange rate lower limit of AUD = USD 0.7230.

Currency Hedging Profile (continued)

FOREIGN CURRENCY DENOMINATED NET INCOME HEDGING MATURITY PROFILE

	Sell US$ Forward Exchange Contracts		Sell NZ$ Forward Exchange Contracts	
Maturing during period ended Dec	US$ M	Exch Rate	NZ$ M	Exch Rate
2005 (2nd Half)	(147.8)	0.6341	(69.3)	1.1138
2006	(225.7)	0.6079	(121.5)	1.1224
2007	(228.7)	0.6035	(130.4)	1.1191
2008	(151.4)	0.6353	(104.0)	1.1212
2009	(75.7)	0.6983	(48.2)	1.1184

Key Financial Ratios

Financial ratios per the Westfield Group's bond offerings

■ Net debt as a % of net assets	39.8%
■ Secured debt as a % of total assets	13.4%
■ EBITDA to interest expense	4.4 times
■ Unsecured assets as a % of unsecured debt	215%

Exchange Rates

- Income Statement - average exchange rates for the 6 months to 30 June 2005:

  - AUD/USD 0.7727 (6 months to 31 December 2004: AUD/USD 0.7326)
  - AUD/GBP 0.4125 (6 months to 31 December 2004: AUD/GBP 0.3977)
  - AUD/NZD 1.0792 (6 months to 31 December 2004: AUD/NZD 1.0845)

- Balance Sheet - exchange rates as at 30 June 2005:

  - AUD/USD 0.7614 (31 December 2004: AUD/USD 0.7787)
  - AUD/GBP 0.4207 (31 December 2004: AUD/GBP 0.4038)
  - AUD/NZD 1.0862 (31 December 2004: AUD/NZD 1.0832)

Appendix II

Page Numbers

- Summary of A-IFRS Variances
  - Income Statement 35
  - Balance Sheet 36
  - Cash Flow Statement 37
- A-IFRS Comparatives
  - Income Statement and Notes 38
  - Balance Sheet and Notes 41

Summary of A-IFRS Variances
- Income Statement for the 6mths to 30 June '05

A$ million	A GAAP	Property Revaluation	Mark to Market of non qualifying interest rate and currency derivatives and preference shares	Deferred Tax	Other	A-IFRS
EBIT	**1,142**	**1,208**	**(36)**	**(50)**	**5**	**2,269**
Interest	(273)	-	(242)	-	(35)	(550)
Profit before tax	**869**	**1,208**	**(278)**	**(50)**	**(30)**	**1,719**
Tax expense	(43)	-	-	(129)	-	(172)
Minority interests	(31)	(8)	-		27	(12)
Profit after tax	**795**	**1,200**	**(278)**	**(179)**	**(3)**	**1,535**
Basic EPS (cents)	46.7					90.4

Summary of A-IFRS Variances
- Balance Sheet as at 30 June '05

A$ million	A GAAP	Mark to Market of non qualifying interest rate and currency derivatives and preference shares	Deferred Tax	Paid in value of minority interest reclassified to debt	Other	A-IFRS
Cash	603	-	-	-	-	603
Property investments	30,020	-	-	-	(6)	30,014
Net investment in equity accounted entities	4,050	(16)	(486)	-	-	3,548
Other assets	1,811	395	-	-	50	2,256
Total assets	**36,484**	**379**	**(486)**	**-**	**44**	**36,421**
Borrowings	15,207	593	-	460	104	16,364
Deferred tax liabilities	127	-	1,283	-	-	1,410
Other liabilities	980	403	-	-	-	1,383
Minority interests	750	-	-	(624)	-	126
Total liabilities	**17,064**	**996**	**1,283**	**(164)**	**104**	**19,283**
Net assets	**19,420**	**(617)**	**(1,769)**	**164**	**(60)**	**17,138**
NTA ($ per security)	11.28					9.99

The above adjustments comprise amounts reflected in the Income Statement and cumulative amounts in respect of all prior periods

Summary of A-IFRS Variances
- Cash Flow Statement for the 6mths to 30 June '05

A$ million	A-IFRS	A GAAP	Difference
Cash flows from operating activities[1]	577	656	(79)[2,3]
Cash flows used in investing activities	(845)	(896)	51[2]
Cash flows from financing activities	622	594	28[3]
Net increase in cash	354	354	Nil

1. Operating cash includes net interest paid.
2. The reclassification of $51 million of tenant allowances expenditure from investing activities to operating activities.
3. The reclassification of $28 million of distribution payments to minorities from financing activities to operating activities.

A-IFRS Comparatives
- Income Statement for the 6mths to 30 June '05

A$ million	A-IFRS 6 months to June '05	A GAAP 6 months to June '05	Difference
Property Income	2,593	1,484	1,109[1]
Contribution from equity accounted investments	151	104	47[2]
Deferred tax recognised on acquisition of assets	(50)	-	(50)[3]
Business income	27	27	-
Other Income	16	-	16[4]
Net profit from asset sales	8	8	-
Expenses	(476)	(481)	5[5]
EBIT	**2,269**	**1,142**	**1,127**
Financing costs:			
- Net interest expense	(330)	(241)	(90)[6]
- Interest on convertible notes/ preference shares/units	(220)	(32)	(188)[7]
Profit before tax	**1,719**	**869**	**850**
Tax expense	(172)	(43)	(129)[8]
Minority interests	(12)	(31)	19[9]
Profit after tax	**1,535**	**795**	**740**
Basic Earnings per security (cents)	**90.4**	**46.7**	**43.7**

Notes to the Income Statement

1. Represents $1,150m property revaluations which is net of $6m for the amortisation of tenant allowances and reclassification of $41m of hedge gains to other income.

2. Equity accounted property revaluations of $58m and unrealised loss on the mark to market of interest rate swaps of $11m. Refer separate equity accounted income statement on slide 40.

3. Represents the $50m fair value adjustment arising from the recognition of deferred taxes for the acquisition of an additional 25% interest in White City and an additional 25% interest in Valencia ie. the difference between the tax cost base and acquisition fair value.

4. Increase in other income relates to the unrealised gain on the mark to market on forward exchange contracts of $16m.

5. Reclassification from operating lease payments to interest expense of $5m for head leases.

6. Represents the unrealised loss on interest rate hedging contracts of $81m, head lease interest $5m and interest eliminated on consolidation of the employee share option trust of $3m.

7. Represents interest on the redeemable preference shares/units of $27m and the unrealised loss relating to the fair value of the preference shares/units of $161m.

8. Represents deferred tax on property investment revaluations and tax depreciation of $128m, WHL's forward contracts $2m (benefit), interest rate swaps $7m (benefit), other deferred tax $18m (expense) and less $8m on asset sales.

9. Under A-IFRS Carindale is the only minority interest. The adjustment represents $27m for the reclassification of the US minority interests to interest expense (refer 7. above) less $8m for Carindale's share of the property revaluation.

Notes to the Income Statement (continued)

Equity Accounted Income Statement

A$ million	A IFRS	A GAAP	Difference
Property Income	323	265	58[1]
Total Expenses	(69)	(69)	-
EBIT	**254**	**196**	**58**
Net Interest expense	(101)	(90)	(11)[2]
Profit before tax	**153**	**106**	**47**
Tax expense	(2)	(2)	-
Profit after tax	**151**	**104**	**47**

1. Revaluations of property investments net of amortisation of tenant allowances.
2. Unrealised loss on the mark to market of interest rate swaps of $11m.

A-IFRS Comparatives
- Balance Sheet as at 30 June '05

A$ million	A-IFRS At 30 June '05	A GAAP At 30 June '05	Difference
Cash	603	603	-
Property investments	30,014	30,020	(6)[1]
Net investment in equity accounted entities	3,548	4,050	(502)[2]
Other assets	2,256	1,811	445[3]
Total assets	**36,421**	**36,484**	**(63)**
Interest bearing liabilities	14,380	14,380	-
Other financial instruments	1,880	827	1,053[4]
Finance lease liabilities	104	-	104[5]
Deferred tax	1,410	127	1,283[6]
Financial liabilities	425	22	403[7]
Other liabilities	958	958	-
Minority interests	126	750	(624)[8]
Total liabilities	**19,283**	**17,064**	**2,219**
Net assets	**17,138**	**19,420**	**(2,282)**
Number of Stapled Securities (millions)	1,715.6	1,721.5	(5.9)
NTA ($ per security)	9.99	11.28	(1.28)

Notes to the Balance Sheet

1. Represents $110m of tenant allowances being reclassified (net of accumulated amortisation of $8m) from property investments to deferred costs and the recognition of head leases of $104m as property investments.

2. Includes the recognition of deferred tax on the Duelguide acquisition of $486m and mark to market of interest rate swaps of $16m. Refer slide 43 for the equity accounted balance sheet.

3. Includes recognition of tenant allowances as a deferred cost of $110m (refer 1. above), recognition of the fair value of forward contracts receivable of $456m and interest rate swaps payable of $61m and the consolidation of the employee share option trust $60m (reduction in other assets).

4. Includes the WT convertible notes mark to market of $175m; US convertible redeemable preference shares reclassified from minority interest to debt of $460m and related mark to market of $418m.

5. Recognition of the head lease liability of $104m (refer 1. above).

6. Includes deferred tax liability on property investments $1,360m; deferred tax asset on WHL's forward contracts and interest rate swaps of $28m; and deferred tax asset on acquisition mark to markets and other adjustments of $49m.

7. Represents an increase in the unrealised gain on the forward exchange contracts of $211m and recognition of the interest payable on interest rate swap mark to markets of $192m.

8. Under A-IFRS Carindale is the only minority interest. $624m relates to the reclassification of the remaining minority interests in the US (the paid in value of $460m is reclassified to debt in 4. above and $164m of asset revaluation and other reserves is reallocated to equity attributable to members of WDC).

Notes to the Balance Sheet (continued)

Equity Accounted Balance Sheet

A$ million	A-IFRS	A GAAP	Difference
Cash	64	64	-
Property investments	7,964	7,957	7[1]
Other assets	79	74	5[1]
Total assets	**8,107**	**8,095**	**12**
Interest bearing liabilities	3,302	3,302	-
Finance lease liabilities	12	-	12[2]
Deferred tax	486	-	486[3]
Other payables	759	743	16[4]
Total liabilities	**4,559**	**4,045**	**514**
Net assets	**3,548**	**4,050**	**(502)**

1. Recognition of head leases $12m less reclassification of tenant allowances to deferred costs of $5m.
2. Finance lease liability on the head leases of $12m (refer 1. above).
3. Recognition of deferred tax on acquisition of Duelguide $486m.
4. Mark to market of interest rate swaps $16m.

30 August 2005

Westfield

Westfield Group
Level 24, Westfield Towers
100 William Street
Sydney NSW 2011
GPO Box 4004
Sydney NSW 2001
Australia

Telephone 02 9358 7000
Facsimile 02 9358 7077
Internet www.westfield.com

The Manager
Company Announcements Office
Australian Stock Exchange Limited
Level 4, Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam

RE: WESTFIELD GROUP (ASX:WDC)
PROPOSED ISSUE OF STAPLED SECURITIES PURSUANT TO WESTFIELD GROUP DISTRIBUTION REINVESTMENT PLAN ('DRP')

An Appendix 3B is attached.

We advise that an estimated 12,143,498 ordinary stapled securities (the "New Securities") are proposed to be issued on 31 August 2005 pursuant to the Westfield Group DRP.

The New Securities will rank for distribution from 1 September 2005, and will participate as to 122/184 with respect to the distribution for the period ending 31 December 2005. They will rank equally with all other ordinary stapled securities on issue in respect of any subsequent distribution. In all other respects, the New Securities will rank equally with all other ordinary stapled securities on issue.

A further notification to the Australian Stock Exchange will be made on Wednesday 31 August 2005 with confirmation of the final number of securities issued pursuant to the Westfield Group DRP.

Yours faithfully
WESTFIELD GROUP

Simon Tuxen
Company Secretary

encl

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

Westfield Group

ABN

Westfield Holdings Limited ABN 66 001 671 496
Westfield Trust ARSN 090 849 746
Westfield America Trust ARSN 092 058 449

We (the entity) give ASX the following information.

Part 1 - All issues
You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary stapled securities
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	12,143,498
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Same terms as existing ordinary units, subject only to the date they rank for distribution -- see item 4.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	No. The new stapled securities, the subject of this announcement, will rank for distribution from 1 September 2005. Accordingly each new stapled security will participate as to 122/184 with respect to the distribution period ending 31 December 2005. They will rank equally with all other ordinary stapled securities on issue in respect of any subsequent distribution. In all other respects, the stapled securities will rank equally with all other ordinary stapled securities on issue.
5	Issue price or consideration	$207,589,454.30
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	The stapled securities were issued pursuant to the Westfield Group Distribution Reinvestment Plan and will be used to provide additional working capital.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	30 August 2005

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
1,736,291,128	Ordinary stapled-securities

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	502,500	Options (Deutsche Bank)
		28,089,524	Options (Westfield America Trust)
		1,106,100	Options (Executive)

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	There will be no change in distribution policy

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	N/A
12	Is the issue renounceable or non-renounceable?	N/A
13	Ratio in which the +securities will be offered	N/A
14	+Class of +securities to which the offer relates	N/A
15	+Record date to determine entitlements	N/A
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	N/A
17	Policy for deciding entitlements in relation to fractions	N/A
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	N/A
19	Closing date for receipt of acceptances or renunciations	N/A

+ See chapter 19 for defined terms.

20	Names of any underwriters	N/A
21	Amount of any underwriting fee or commission	N/A
22	Names of any brokers to the issue	N/A
23	Fee or commission payable to the broker to the issue	N/A
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A
25	If the issue is contingent on +security holders' approval, the date of the meeting	N/A
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A
28	Date rights trading will begin (if applicable)	N/A
29	Date rights trading will end (if applicable)	N/A
30	How do +security holders sell their entitlements *in full* through a broker?	N/A
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	N/A

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A
33	+Despatch date	N/A

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☑ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	N/A
39	Class of +securities for which quotation is sought	N/A
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	N/A
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	N/A

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)	N/A	N/A

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: (Company secretary) Date: 30 August 2005

Print name: Simon Julian Tuxen

== == == == ==

+ See chapter 19 for defined terms.

19 August 2005

RECEIVED
2005 SEP 18 A 11:22
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Westfield

Westfield Group
Level 24, Westfield Towers
100 William Street
Sydney NSW 2011
GPO Box 4004
Sydney NSW 2001
Australia
Telephone 02 9358 7000
Facsimile 02 9358 7077
Internet www.westfield.com

The Manager
Company Announcements Office
Australian Stock Exchange Limited
Level 4, Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Sirs

WESTFIELD GROUP (ASX:WDC)
WESTFIELD GROUP DISTRIBUTION REINVESTMENT PLAN ("DRP")

The terms of the DRP allow the Westfield Group to scale back participation in the DRP on a pro rata basis.

We wish to advise that no scale back will apply to the DRP with respect to the distribution for the period ended 30 June 2005.

Yours faithfully
WESTFIELD GROUP

Simon Tuxen
Company Secretary

Australian Securities & Investments Commission


SENDER TO KEEP
BN4782137
Express post 18/8/05

RECEIVED

2005 SEP 18 A 11:22

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Form 484
Corporations Act 2001

Change to company details

Sections A, B or C may be lodged independently with this signed cover page to notify ASIC of:

A1 Change of address
A2 Change of name - officeholders or members
A3 Change - ultimate holding company

B1 Cease company officeholder
B2 Appoint company officeholder
B3 Special purpose company

C1 Cancellation of shares
C2 Issue of shares
C3 Change to share structure
C4 Changes to the register of members

If there is insufficient space in any section of the form, you may photocopy the relevant page(s) and submit as part of this lodgement

Company details

Refer to guide for information about corporate key

Company name
Westfield Holdings Limited

ACN/ABN
66 001 671 496

Corporate key
09623128

Lodgement details

Who should ASIC contact if there is a query about this form?

Name
Graeme Blackett

ASIC registered agent number (if applicable)
16234

Telephone number
02 9358 7967

Postal address
GPO Box 4004
Sydney NSW 2001

Total number of pages including this cover sheet [ ]

Please provide an estimate of the time taken to complete this form. [ ] hrs [ ] mins

Signature

This form must be signed by a current officeholder of the company.

I certify that the information in this cover sheet and the attached sections of this form are true and complete.

Name
Simon Julian Tuxen

Capacity
[ ] Director
[X] Company secretary

Signature
[signature]

Date signed
17/08/05
[D D] [M M] [Y Y]

Lodgement

Send completed and signed forms to:
Australian Securities and Investments Commission,
PO Box 4000, Gippsland Mail Centre VIC 3841.

Or lodge the form electronically by visiting the ASIC website
www.asic.gov.au

For help or more information
Telephone 03 5177 3988
Email info.enquiries@asic.gov.au
Web www.asic.gov.au

Section C **completion guide**

Standard share codes
Refer to the following table for the share class codes for sections C1, C2, C3 and C4

Share class code	Full title	Share class code	Full title
A	A	PRF	preference
B	B ...etc	CUMP	cumulative preference
EMP	employee's	NCP	non-cumulative preference
FOU	founder's	REDP	redeemable preference
LG	life governor's	NRP	non-redeemable preference
MAN	management	CRP	cumulative redeemable preference
ORD	ordinary	NCRP	non-cumulative redeemable preference
RED	redeemable	PARP	participative preference
SPE	special		

If you are using the standard share class codes you do not need to provide the full title for the shares, just the share class code.

If you are not using the standard share class code, enter a code of no more than 4 letters and then show the full title.

Sections to complete
Use the table below to identify the sections of this form to complete (please indicate the sections that have been completed). Completion of this table is optional.

	C1 - Cancellation of shares	C2 - Issue of shares	C3 - Change to share structure table	C4 - Change to members register
Issue of shares				
☐ Proprietary company	Not required	✓	✓	✓
Public company				
☐ if in response to the Annual company statement	Not required	✓	✓	✓
☒ if not in response to the Annual company statement	Not required	✓	Not required	Not required
Cancellation of shares				
☐ Proprietary company	✓	Not required	✓	✓
Public company				
☐ if in response to the Annual company statement	✓	Not required	✓	✓
☐ if not in response to the Annual company statement	✓	Not required	Not required	Not required
Transfer of shares				
☐ Proprietary company	Not required	Not required	Not required	✓
Public company				
☐ if in response to the Annual company statement	Not required	Not required	Not required	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required
Changes to amounts paid				
☐ Proprietary company	Not required	Not required	✓	✓
Public company				
☐ if in response to the Annual company statement	Not required	Not required	✓	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required
Changes to beneficial ownership				
☐ Proprietary company	Not required	Not required	Not required	✓
Public company				
☐ if in response to the Annual company statement	Not required	Not required	Not required	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required

To notify ASIC about a division or conversion of a class of shares, you must lodge a form 211 within 28 days of the change occurring.

To notify ASIC about a conversion of shares into larger or smaller numbers, you must lodge a form 2205B within 28 days of the change occurring.

C1 Cancellation of shares

Reason for cancellation
Please indicate the reason that shares have been cancelled (select one or more boxes)

Redeemable preference shares — S.254J
- ☐ Redeemed out of profits
- ☐ Redeemed out of proceeds of a fresh issue of shares

Capital reduction — S.256A - S.256E
- ☐ Single shareholder company
- ☐ Multiple shareholder company. A Form 2560 must be lodged before a capital reduction takes place

Share buy-back. — ss.257H(3)
- ☐ Minimum holding buy-back by listed company
- ☐ Other buy-back type. A form 280 or 281 must be lodged at least 14 days, and no more than 1 year before the share buy-back can take place

☐ Forfeited shares — S.258D

Shares returned to a public company — ss.258E(2) & (3)
- ☐ Under section 651C, 724(2), 737 or 738
- ☐ Under section 1325A (court order)

☐ Other

Description

Give section reference

Details of cancelled shares

List the details of shares cancelled in the following table

Share class code	Number of shares cancelled	Amount paid (cash or otherwise)

Earliest date of change
Please indicate the earliest date that any of the above changes occurred.

[D D] / [M M] / [Y Y]

C2 Issue of shares

List details of new share issues in the following table.

Share class code	Number of shares issued	Amount paid per share	Amount unpaid per share
ORD	4,222	$0.00	nil

Earliest date of change

Please indicate the earliest date that any of the above changes occurred

17/08/05

[D D] [M M] [Y Y]

If shares were issued for other than cash, were some or all of the shares issued under a written contract?

☐ **Yes**

if yes, proprietary companies must also lodge a Form 207Z certifying that all stamp duties have been paid. Public companies must also lodge a Form 207Z and either a Form 208 or a copy of the contract.

☐ **No**

if no, proprietary companies are not required to provide any further documents with this form. Public companies must also lodge a Form 208.

C3 Change to share structure

Where a change to the share structure table has occurred (eg. as a result of the issue or cancellation of shares), please show the updated details for the share classes affected. Details of share classes not affected by the change are not required here.

Share class code	Full title if not standard	Total number of shares (current after changes)	Total amount paid on these shares	Total amount unpaid on these shares

Earliest date of change

Please indicate the earliest date that any of the above changes occurred

[D D] [M M] [Y Y]

☐☐/☐☐/☐☐

Lodgement details

Is this document being lodged to update the Annual Company Statement that was sent to you?

☐ Yes

☒ No

C4 Changes to the register of members

Use this section to notify changes to the register of members for your company (changes to the shareholdings of members):

- If there are 20 members or less in a share class, all changes need to be notified
- If there are more than 20 members in a share class, only changes to the top twenty need be notified (s178B)
- If shares are jointly owned, you must also provide names and addresses of all joint owners on a separate sheet (annexure), clearly indicating the share class and with whom the shares are jointly owned

The changes apply to
Please indicate the name and address of the member whose shareholding has changed

☐ Family name | Given names

OR

☐ Company name

ACN/ARBN/ ABN

Office, unit, level, or PO Box number

Street number and Street name

Suburb/City

State/Territory

Postcode

Country (if not Australia)

Earliest date of change
Please indicate the earliest date that any of the following changes occurred.

Date of change
[D D] / [M M] / [Y Y]

The changes are

Share class code	Shares increased by ... (number)	Shares decreased by ... (number)	Total number now held	*Total $ paid on these shares	*Total $ unpaid on these shares	Fully paid (y/n)	Beneficially held (y/n)	Top 20 member (y/n)

* Public companies are not required to provide these details

Date of entry of member's name in register
(New members only)

Date of entry
[D D] / [M M] / [Y Y]

C4 Continued... **Further changes to the register of members**

Use this section to notify changes to the register of members for your company (changes to the shareholdings of members):

- If there are 20 members or less in a share class, all changes need to be notified
- If there are more than 20 members in a share class, only changes to the top twenty need be notified (s178B)
- If shares are jointly owned, you must also provide names and addresses of all joint owners on a separate sheet (annexure), clearly indicating the share class and with whom the shares are jointly owned

The changes apply to
Please indicate the name and address of the member whose shareholding has changed

☐ Family name

Given names

OR

☐ Company name

ACN/ARBN/ ABN

Office, unit, level, or PO Box number

Street number and Street name

Suburb/City

State/Territory

Postcode

Country (if not Australia)

Earliest date of change
Please indicate the earliest date that any of the following changes occurred.

Date of change
[D D] [M M] [Y Y]

The changes are

Share class code	Shares increased by ... (number)	Shares decreased by ... (number)	Total number now held	*Total $ paid on these shares	*Total $ unpaid on these shares	Fully paid (y/n)	Beneficially held (y/n)	Top 20 member (y/n)

* Public companies are not required to provide these details

Date of entry of member's name in register
(New members only)

Date of entry
[D D] [M M] [Y Y]

Australian Securities &
Investments Commission

SENDER TO KEEP
BN8903388
RECEIVED Expost 17/8/05
2006 SEP 18 A 11:22
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Form 484
Corporations Act 2001

Change to company details

Sections A, B or C may be lodged independently with this signed cover page to notify ASIC of:

A1 Change of address
A2 Change of name - officeholders or members
A3 Change - ultimate holding company
B1 Cease company officeholder
B2 Appoint company officeholder
B3 Special purpose company
C1 Cancellation of shares
C2 Issue of shares
C3 Change to share structure
C4 Changes to the register of members

If there is insufficient space in any section of the form, you may photocopy the relevant page(s) and submit as part of this lodgement

Company details

Company name
Westfield Holdings Limited

Refer to guide for information about corporate key

ACN/ABN
66 001 671 496

Corporate key
09623128

Lodgement details

Who should ASIC contact if there is a query about this form?

Name
Graeme Blackett

ASIC registered agent number (if applicable)
16234

Telephone number
02 9358 7967

Postal address
GPO Box 4004
Sydney NSW 2001

Total number of pages including this cover sheet

Please provide an estimate of the time taken to complete this form.
hrs mins

Signature

This form must be signed by a current officeholder of the company.

I certify that the information in this cover sheet and the attached sections of this form are true and complete.

Name
Simon Julian Tuxen

Capacity
[ ] Director
[X] Company secretary

Signature

Date signed
12/08/05
[D D] [M M] [Y Y]

Lodgement

Send completed and signed forms to:
Australian Securities and Investments Commission,
PO Box 4000, Gippsland Mail Centre VIC 3841.

Or lodge the form electronically by visiting the ASIC website
www.asic.gov.au

For help or more information
Telephone 03 5177 3988
Email info.enquiries@asic.gov.au
Web www.asic.gov.au

Section C completion guide

Standard share codes
Refer to the following table for the share class codes for sections C1, C2, C3 and C4

Share class code	Full title	Share class code	Full title
A	A	PRF	preference
B	B ...etc	CUMP	cumulative preference
EMP	employee's	NCP	non-cumulative preference
FOU	founder's	REDP	redeemable preference
LG	life governor's	NRP	non-redeemable preference
MAN	management	CRP	cumulative redeemable preference
ORD	ordinary	NCRP	non-cumulative redeemable preference
RED	redeemable	PARP	participative preference
SPE	special		

If you are using the standard share class codes you do not need to provide the full title for the shares, just the share class code.

If you are not using the standard share class code, enter a code of no more than 4 letters and then show the full title.

Sections to complete
Use the table below to identify the sections of this form to complete (please indicate the sections that have been completed). Completion of this table is optional.

	C1 - Cancellation of shares	C2 - Issue of shares	C3 - Change to share structure table	C4 - Change to members register
Issue of shares				
☐ Proprietary company	Not required	✓	✓	✓
Public company				
☐ if in response to the Annual company statement	Not required	✓	✓	✓
☒ if not in response to the Annual company statement	Not required	✓	Not required	Not required
Cancellation of shares				
☐ Proprietary company	✓	Not required	✓	✓
Public company				
☐ if in response to the Annual company statement	✓	Not required	✓	✓
☐ if not in response to the Annual company statement	✓	Not required	Not required	Not required
Transfer of shares				
☐ Proprietary company	Not required	Not required	Not required	✓
Public company				
☐ if in response to the Annual company statement	Not required	Not required	Not required	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required
Changes to amounts paid				
☐ Proprietary company	Not required	Not required	✓	✓
Public company				
☐ if in response to the Annual company statement	Not required	Not required	✓	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required
Changes to beneficial ownership				
☐ Proprietary company	Not required	Not required	Not required	✓
Public company				
☐ if in response to the Annual company statement	Not required	Not required	Not required	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required

To notify ASIC about a division or conversion of a class of shares, you must lodge a form 211 within 28 days of the change occurring.

To notify ASIC about a conversion of shares into larger or smaller numbers, you must lodge a form 2205B within 28 days of the change occurring.

C1 Cancellation of shares

Reason for cancellation
Please indicate the reason that shares have been cancelled (select one or more boxes)

Redeemable preference shares — S.254J

- [ ] Redeemed out of profits
- [ ] Redeemed out of proceeds of a fresh issue of shares

Capital reduction — S.256A - S.256E

- [ ] Single shareholder company
- [ ] Multiple shareholder company. A Form 2560 must be lodged before a capital reduction takes place

Share buy-back. — ss.257H(3)

- [ ] Minimum holding buy-back by listed company
- [ ] Other buy-back type. A form 280 or 281 must be lodged at least 14 days, and no more than 1 year before the share buy-back can take place

- [ ] Forfeited shares — S.258D

Shares returned to a public company — ss.258E(2) & (3)

- [ ] Under section 651C, 724(2), 737 or 738
- [ ] Under section 1325A (court order)

- [ ] Other

Description

Give section reference

Details of cancelled shares

List the details of shares cancelled in the following table

Share class code	Number of shares cancelled	Amount paid (cash or otherwise)

Earliest date of change
Please indicate the earliest date that any of the above changes occurred.

[D D] / [M M] / [Y Y]

C2 Issue of shares

List details of new share issues in the following table.

Share class code	Number of shares issued	Amount paid per share	Amount unpaid per share
ORD	2,111	$0.00	nil
ORD	444,327	$4.50	nil

Earliest date of change

Please indicate the earliest date that any of the above changes occurred

10/08/05

[D D] [M M] [Y Y]

If shares were issued for other than cash, were some or all of the shares issued under a written contract?

☐ **Yes**

if yes, proprietary companies must also lodge a Form 207Z certifying that all stamp duties have been paid. Public companies must also lodge a Form 207Z and either a Form 208 or a copy of the contract.

☐ **No**

if no, proprietary companies are not required to provide any further documents with this form. Public companies must also lodge a Form 208.

C3 Change to share structure

Where a change to the share structure table has occurred (eg. as a result of the issue or cancellation of shares), please show the updated details for the share classes affected. Details of share classes not affected by the change are not required here.

Share class code	Full title if not standard	Total number of shares (current after changes)	Total amount paid on these shares	Total amount unpaid on these shares

Earliest date of change

Please indicate the earliest date that any of the above changes occurred

[D D] [M M] [Y Y]

☐☐/☐☐/☐☐

Lodgement details

Is this document being lodged to update the Annual Company Statement that was sent to you?

☐ Yes

☒ No

C4 Changes to the register of members

Use this section to notify changes to the register of members for your company (changes to the shareholdings of members):

- If there are 20 members or less in a share class, all changes need to be notified
- If there are more than 20 members in a share class, only changes to the top twenty need be notified (s178B)
- If shares are jointly owned, you must also provide names and addresses of all joint owners on a separate sheet (annexure), clearly indicating the share class and with whom the shares are jointly owned

The changes apply to
Please indicate the name and address of the member whose shareholding has changed

☐ Family name ____________ Given names ____________

OR

☐ Company name ____________

ACN/ARBN/ ABN ____________

Office, unit, level, or PO Box number ____________

Street number and Street name ____________

Suburb/City ____________ State/Territory ____________

Postcode ____________ Country (if not Australia) ____________

Earliest date of change
Please indicate the earliest date that any of the following changes occurred.

Date of change
☐☐/☐☐/☐☐
[D D] [M M] [Y Y]

The changes are

Share class code	Shares increased by ... (number)	Shares decreased by ... (number)	Total number now held	*Total $ paid on these shares	*Total $ unpaid on these shares	Fully paid (y/n)	Beneficially held (y/n)	Top 20 member (y/n)

* Public companies are not required to provide these details

Date of entry of member's name in register
(New members only)

Date of entry
☐☐/☐☐/☐☐
[D D] [M M] [Y Y]

C4 Continued... **Further changes to the register of members**

Use this section to notify changes to the register of members for your company (changes to the shareholdings of members):

- If there are 20 members or less in a share class, all changes need to be notified
- If there are more than 20 members in a share class, only changes to the top twenty need be notified (s178B)
- If shares are jointly owned, you must also provide names and addresses of all joint owners on a separate sheet (annexure), clearly indicating the share class and with whom the shares are jointly owned

The changes apply to
Please indicate the name and address of the member whose shareholding has changed

☐ Family name | Given names

OR

☐ Company name

ACN/ARBN/ ABN

Office, unit, level, or PO Box number

Street number and Street name

Suburb/City | State/Territory

Postcode | Country (if not Australia)

Earliest date of change
Please indicate the earliest date that any of the following changes occurred.

Date of change
[D D] / [M M] / [Y Y]

The changes are

Share class code	Shares increased by ... (number)	Shares decreased by ... (number)	Total number now held	*Total $ paid on these shares	*Total $ unpaid on these shares	Fully paid (y/n)	Beneficially held (y/n)	Top 20 member (y/n)

* Public companies are not required to provide these details

Date of entry of member's name in register
(New members only)

Date of entry
[D D] / [M M] / [Y Y]

Information and documents made public, distributed to security holders or filed with the ASX or the ASIC since January 1, 2005

Date	Document	Tab
August 14, 2006	Ceasing to be a substantial holder	1
August 4, 2006	Announcement of estimated distribution	2
July 20, 2006	New department store deals and developments	3
July 17, 2006	Change to Company Details; Notification of Share Issue	4
July 13, 2006	Announcement in response to media speculation	5
July 10, 2006	Change to Company Details; Notification of Share Issue	6
July 10, 2006	Appendix 3B	7
July 6, 2006	Appendix 3B	8
July 6, 2006	Change of Directors' Interest Notices (x4)	9
June 30, 2006	Appendix 3B	10
June 13, 2006	Westfield to control 100% of Stratford City	11
June 8, 2006	Notice of Declaration re Managed Investment Scheme (Westfield Trust)	12
June 8, 2006	Notice of Declaration re Managed Investment Scheme (Westfield America Trust)	13
June 1, 2006	Appendix 3B	14
May 29, 2006	Change to Scheme Details (Westfield Trust)	15
May 29, 2006	Change to Scheme Details (Westfield America Trust)	16
May 16, 2006	Change to Company Details; Notification of Share Issue	17
May 12, 2006	Change of Director's Interest Notice	18
May 10, 2006	Appendix 3B	19
May 9, 2006	Supplemental Disclosure for Year Ended December 31, 2005	20
May 9, 2006	1st Quarter 2006 – Review	21
May 9, 2006	Transactions with Centro Property Group & Somera Capital Management	22
May 5, 2006	Modification to Compliance Plan (Westfield Trust)	23
May 5, 2006	Modification to Compliance Plan (Westfield America Trust)	24
May 2, 2006	Results of AGM	25
May 2, 2006	Chairman's Address to AGM	26
April 24, 2006	Appendix 3B	27
April 11, 2006	Becoming a substantial holder	28
April 11, 2006	Change to Company Details; Notification of Share Issue	29
April 4, 2006	Change of Director's Interest Notice	30
April 4, 2006	Appendix 3B	31

Date	Document	Tab
March 31, 2006	Audit Report on Compliance Plan (Westfield Trust)	32
March 31, 2006	Audit Report on Compliance Plan (Westfield America Trust)	33
March 31, 2006	Meeting Documents for Westfield Holdings AGM	34
March 31, 2006	Annual Financial Reports for Year Ended December 31, 2005	35
March 31, 2006	Change to Company Details; Notification of Share Issue	36
March 29, 2006	App. 3B Issue of securities following exercise of options	37
March 27, 2006	Appendix 3B	38
March 23, 2006	Allocation of Interest Expense	39
March 21, 2006	Change to Company Details; Changes to Share Structure	40
March 17, 2006	Notice of Cancellation of revocation of a lodged document	41
March 15, 2006	Appendix 3B	42
March 8, 2006	Appendix 3B-exercise of options	43
March 7, 2006	Appendix 3B	44
March 7, 2006	Change to Company Details; Notification of Share Issue	45
March 6, 2006	Change of Director's Interest Notice	46
March 6, 2006	Change of Director's Interest Notice	47
March 3, 2006	Change to Company Details; Notification of Share Issue	48
February 28, 2006	Confirmation of Number of DRP Securities Issued	49
February 27, 2006	Appendix 3B	50
February 24, 2006	Change of Director's Interest Notice	51
February 20, 2006	Preliminary Final Report/Presentation	52
February 17, 2006	Appendix 3B	53
February 17, 2006	To acquire 15 Federated Department Store Sites	54
February 16, 2006	Change to Company Details; Notification of Share Issue	55
February 14, 2006	Becoming a substantial holder	56
February 13, 2006	Ceasing to be a substantial holder from AMP	57
February 2, 2006	Estimated Group Distribution	58
January 25, 2006	Appendix 3B	59
January 3, 2006	Change to Company Details; Notification of Share Issue	60
January 3, 2006	Change to Company Details; Change Officeholder Name or Address	61
December 23, 2005	Issue of stapled securities re: exercise of options	62
December 22, 2005	Change of Director's Interest Notice	63
December 22, 2005	Notice of Declaration re Managed Investment Scheme (Westfield Trust)	64
December 22, 2005	Appendix 3B	65
December 19, 2005	Change of Director's Interest Notice	66
December 12, 2005	Appendix 3B	67

Date	Document	Tab
December 12, 2005	Change to Company Details; Notification of Share Issue	68
December 8, 2005	Plans for World Class Retail & Office Complex Sydney CBD	69
December 1, 2005	Appendix 3B	70
November 24, 2005	Appendix 3B	71
November 24, 2005	Becoming a substantial holder from AMP	72
November 22, 2005	Notice of Declaration re Managed Investment Scheme (Westfield America Trust)	73
November 16, 2005	Change of Director's Interest Notice	74
November 9, 2005	3rd Quarter 2005 – Review	75
November 7, 2005	Appendix 3B	76
October 27, 2005	Appendix 3B	77
October 20, 2005	Half Yearly Update to Shareholders	78
October 13, 2005	Opens new centre in Queensland	79
October 11, 2005	Change to Company Details; Notification of Share Issue	80
October 11, 2005	Change to Company Details; Changes to Share Structure	81
October 7, 2005	Ceasing to be a substantial holder from AMP	82
October 4, 2005	Appendix 3B	83
September 29, 2005	Ceasing to be a substantial holder for GPT	84
September 28, 2005	Appendix 3B	85
September 28, 2005	Sale of GPT Securities	86
September 27, 2005	GPT: Resolution of Sunshine Plaza Court Case	87
September 23, 2005	Appendix 3B	88
September 23, 2005	Change to Company Details; Notification of Share Issue	89
September 13, 2005	Half Year reports for WFT and WFA	90
September 13, 2005	Change to Company Details; Notification of Share Issue	91
September 8, 2005	Change of Director's Interest Notice	92
September 5, 2005	Change of Director's Interest Notice	93
September 2, 2005	Appendix 3B	94
August 31, 2005	Number of stapled securities issued pursuant to DRP	95
August 31, 2005	Half Yearly Report and Accounts/Results Presentation	96
August 30, 2005	WDC – Proposed Issue of DRP Stapled Securities	97
August 19, 2005	Distribution Reinvestment Plan	98
August 19, 2005	Change to Company Details; Notification of Share Issue	99
August 18, 2005	Change to Company Details; Changes to Share Structure	100
August 17, 2005	Appendix 3B	101
August 12, 2005	Appendix 3B	102
August 10, 2005	Appendix 3B	103

Date	Document	Tab
August 5, 2005	Distribution Reinvestment Plan Secs. – Estimated Distribution	104
August 4, 2005	Estimated Distribution and Record Date	105
August 4, 2005	ICC: First site at Westfield Chatswood goes live	106
August 2, 2005	Change to Company Details; Changes to (Members) Share Holdings	107
July 29, 2005	In Discussions with Federated Department Stores	108
July 26, 2005	Amended Appendix 3B	109
July 25, 2005	Appendix 3B	110
July 21, 2005	Change of Director's Interest Notice	111
July 20, 2005	Appendix 3B	112
July 20, 2005	ICC: Ngage signs Westfield agreement	113
July 19, 2005	Appendix 3B	114
July 19, 2005	Presentation-International Financial Reporting Standards	115
July 4, 2005	Change to Company Details; Notification of Share Issue	116
July 1, 2005	GPT's ann: Implementation of Woden and Penrith	117
June 30, 2005	Appendix 3B	118
June 28, 2005	Appendix 3B	119
June 27, 2005	Order Granting Relief From Accounting/Auditing Requirements	120
June 17, 2005	Ceasing to be a substantial holder from CBA	121
June 17, 2005	Raises $2.35 Billion in Eurobond Market	122
June 17, 2005	Becoming a substantial holder from AMP	123
June 14, 2005	Change to Company Details; Notification of Share Issues	124
June 9, 2005	Appendix 3B	125
June 6, 2005	Expands Portfolio in New York	126
June 6, 2005	Foreign Currency Hedging Update	127
May 27, 2005	Change to Scheme Details (Westfield Trust)	128
May 27, 2005	Change to Scheme Details (Westfield America Trust)	129
May 26, 2005	Modification of Compliance Plan (Westfield Trust)	130
May 26, 2005	Modification of Compliance Plan (Westfield America Trust)	131
May 26, 2005	Becoming a substantial holder from CBA	132
May 26, 2005	Change in substantial holding from CBA	133
May 26, 2005	Appendix 3B	134
May 25, 2005	GPT Response to questions of major unitholders	135
May 19, 2005	Change to Company Details; Notification of Share Issue	136
May 18, 2005	MXG: Sale of Interest in White City	137
May 18, 2005	Purchases additional 25% in White City Development in the UK	138
May 16, 2005	Westfield America Trust – Amended Constitution	139

Date	Document	Tab
May 16, 2005	Amended Constitution	140
May 12, 2005	Results of May 12, 2005 Members' Meetings	141
May 12, 2005	Chairman's Address to Shareholders	142
May 11, 2005	LLC's ann: Alternative Internalisation Proposal	143
May 10, 2005	Notice of Declaration re Managed Investment Scheme (Westfield Trust)	144
May 10, 2005	Notice of Declaration re Managed Investment Scheme (Westfield America Trust)	145
May 10, 2005	DRT: Settlement of Regional Retail Acquisitions and Disposals	146
May 10, 2005	Opposes GPT Transactions with Westfield and B&B	147
May 10, 2005	Appendix 3B	148
May 10, 2005	Quarterly Operational Review – March 2005	149
April 29, 2005	Ceasing to be substantial holder from NAB	150
April 28, 2005	ACCC not to oppose Westfield Acquisitions	151
April 26, 2005	Change to Company Details; Notification of Share Issue	152
April 20, 2005	Appendix 3B	153
April 14, 2005	Appendix 3B	154
April 14, 2005	Meeting documents sent to Members	155
April 13, 2005	CLB ANN: Creatable Media commences US expansion	156
April 11, 2005	Change to Company Details; Notification of Share Issue	157
April 4, 2005	Ceasing to be a substantial holder from CBA	158
March 31 2005	Audit Report on Compliance Plan (Westfield Trust)	159
March 31 2005	Audit Report on Compliance Plan (Westfield America Trust)	160
March 31, 2005	Annual Reports	161
March 29, 2005	Change in substantial holding from CBA	162
March 29, 2005	Appendix 3B	163
March 24, 2005	Change to Company Details; Notification of Share Issue	164
March 21, 2005	Change of Director's Interest Notice	165
March 17, 2005	Sale of Brunel Centre Swindon UK	166
March 11, 2005	Change of Director's Interest Notice	167
March 7, 2005	Appendix 3B	168
March 4, 2005	Amendment to Preliminary Final Report/Amended Appendix 3B	169
February 28, 2005	Number of Stapled Securities Issued re DRP	170
February 28, 2005	Preliminary Final Report	171
February 25, 2005	Appendix 3B-DRP/Working Capital	172
February 23, 2005	Becoming a substantial holder from CBA	173
February 17, 2005	Acquisition of GPT Shopping Centres	174

Date	Document	Tab
February 17, 2005	GPT: GPT and B&B announce $1bn global RE Joint Venture	175
February 17, 2005	Introduction of DRP	176
February 14, 2005	Change to Company Details; Notification of Share Issue	177
February 7, 2005	Change of Review date/synchronize review date with responsible entity (Westfield Trust)	178
February 7, 2005	Change of Review date/synchronize review date with responsible entity (Westfield America Trust)	179
February 4, 2005	Change to Company Details; Notification of Share Issue	180
February 3, 2005	Corr: Not WDC's ann. re: SPC should be CCL	181
February 3, 2005	SPC's ann: Shareholders Support CCA Acquisition Proposal	182
February 3, 2005	Estimated Distribution	183
February 3, 2005	Increases Investment-Los Angeles California Shopping Centre	184
February 3, 2005	Appendix 3B	185
January 25, 2005	Introduction of DRP	186
January 21, 2005	Order granting relief from accounting/auditing requirements (Westfield Trust)	187
January 21, 2005	Order granting relief from accounting/auditing requirements (Westfield America Trust)	188
January 20, 2005	Appendix 3B – Exercise of unquoted options	189
January 13, 2005	Approval by ASX of waiver from LR 6.23.4	190
January 11, 2005	Ceasing to be a substantial holder	191
January 10, 2005	Expands Portfolio in Chicago, Illinois	192

17 August 2005

Westfield

Westfield Group
Level 24, Westfield Towers
100 William Street
Sydney NSW 2011
GPO Box 4004
Sydney NSW 2001
Australia

Telephone 02 9358 7000
Facsimile 02 9358 7077
Internet www.westfield.com

The Manager
Company Announcements Office
Australian Stock Exchange Limited
Level 4, Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam

RE: WESTFIELD GROUP (ASX:WDC)
ISSUE OF STAPLED SECURITIES PURSUANT TO EXERCISE OF OPTIONS

Please be advised that 4,222 ordinary stapled securities (the "New Securities") have been issued as a consequence of the exercise of executive options.

The New Securities will rank for distributions from 1 July 2005 and will rank equally with other stapled securities currently on issue.

Yours faithfully
WESTFIELD GROUP

Simon Tuxen
Company Secretary

encl

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

**New issue announcement,
application for quotation of additional securities
and agreement**

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

Westfield Group

ABN

Westfield Holdings Limited ABN 66 001 671 496

Westfield Trust ARSN 090 849 746

Westfield America Trust ARSN 092 058 449

We (the entity) give ASX the following information.

Part 1 - All issues
You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary stapled securities
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	4,222
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Not applicable

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes.
5	Issue price or consideration	Nil
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	The stapled securities were issued as a consequence of the exercise of executive options.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	17 August 2005

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	1,724,147,630	Ordinary stapled-securities

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	502,500	Options (Deutsche Bank)
		28,089,524	Options (Westfield America Trust)
		1,106,100	Options (Executive)

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	There will be no change in distribution policy

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	N/A
12	Is the issue renounceable or non-renounceable?	N/A
13	Ratio in which the +securities will be offered	N/A
14	+Class of +securities to which the offer relates	N/A
15	+Record date to determine entitlements	N/A
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	N/A
17	Policy for deciding entitlements in relation to fractions	N/A
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	N/A
19	Closing date for receipt of acceptances or renunciations	N/A

+ See chapter 19 for defined terms.

20	Names of any underwriters	N/A
21	Amount of any underwriting fee or commission	N/A
22	Names of any brokers to the issue	N/A
23	Fee or commission payable to the broker to the issue	N/A
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A
25	If the issue is contingent on +security holders' approval, the date of the meeting	N/A
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A
28	Date rights trading will begin (if applicable)	N/A
29	Date rights trading will end (if applicable)	N/A
30	How do +security holders sell their entitlements *in full* through a broker?	N/A
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	N/A

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A
33	+Despatch date	N/A

Part 3 - Quotation of securities
You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☑ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	N/A
39	Class of +securities for which quotation is sought	N/A
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	N/A
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	N/A

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)	N/A	N/A

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: (Company secretary) Date: 17 August 2005

Print name: Simon Julian Tuxen

== == == == ==

+ See chapter 19 for defined terms.

12 August 2005

Westfield

Westfield Group
Level 24, Westfield Towers
100 William Street
Sydney NSW 2011
GPO Box 4004
Sydney NSW 2001
Australia

Telephone 02 9358 7000
Facsimile 02 9358 7077
Internet www.westfield.com

The Manager
Company Announcements Office
Australian Stock Exchange Limited
Level 4, Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam

RE: WESTFIELD GROUP (ASX:WDC)
ISSUE OF STAPLED SECURITIES PURSUANT TO EXERCISE OF OPTIONS

An Appendix 3B is attached.

We advise that 444,327 ordinary stapled securities (the "New Securities") have been issued as a consequence of the exercise of options held by Deutsche Bank AG.

The New Securities will rank for distributions from 1 July 2005 and will not participate in the distribution for the period ended 30 June 2005. The New Securities will rank equally with all other ordinary stapled securities in respect of any subsequent distribution and, in all other respects will rank equally with other 'WDC' stapled securities currently on issue.

Yours faithfully
WESTFIELD GROUP

Simon Tuxen
Company Secretary

encl

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

**New issue announcement,
application for quotation of additional securities
and agreement**

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

Westfield Group

ABN

Westfield Holdings Limited ABN 66 001 671 496

Westfield Trust ARSN 090 849 746

Westfield America Trust ARSN 092 058 449

We (the entity) give ASX the following information.

Part 1 - All issues
You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary stapled securities
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	444,327
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Not applicable

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	No. The new stapled securities, the subject of this announcement, will rank for distribution from 1 July 2005, and will not participate in the distribution for the period ended 30 June 2005. They will rank equally with all other stapled securities on issue in respect of any subsequent distribution. In all other respects, the stapled securities will rank equally with all other stapled securities on issue.
5	Issue price or consideration	$6,000,000
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	The stapled securities were issued as a consequence of the exercise of unquoted options issued to Deutsche Bank AG.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	12 August 2005

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	1,724,143,408	Ordinary stapled-securities

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	502,500	Options (Deutsche Bank)
		28,089,524	Options (Westfield America Trust)
		1,131,100	Options (Executive)

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	There will be no change in distribution policy

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	N/A
12	Is the issue renounceable or non-renounceable?	N/A
13	Ratio in which the +securities will be offered	N/A
14	+Class of +securities to which the offer relates	N/A
15	+Record date to determine entitlements	N/A
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	N/A
17	Policy for deciding entitlements in relation to fractions	N/A
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	N/A
19	Closing date for receipt of acceptances or renunciations	N/A

+ See chapter 19 for defined terms.

20	Names of any underwriters	N/A
21	Amount of any underwriting fee or commission	N/A
22	Names of any brokers to the issue	N/A
23	Fee or commission payable to the broker to the issue	N/A
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A
25	If the issue is contingent on +security holders' approval, the date of the meeting	N/A
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A
28	Date rights trading will begin (if applicable)	N/A
29	Date rights trading will end (if applicable)	N/A
30	How do +security holders sell their entitlements *in full* through a broker?	N/A
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	N/A

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A
33	+Despatch date	N/A

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☑ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	N/A
39	Class of +securities for which quotation is sought	N/A
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	N/A
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	N/A

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)	N/A	N/A

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: (Company secretary) Date: 12 August 2005

Print name: Simon Julian Tuxen

== == == == ==

+ See chapter 19 for defined terms.

10 August 2005

Westfield

Westfield Group
Level 24, Westfield Towers
100 William Street
Sydney NSW 2011
GPO Box 4004
Sydney NSW 2001
Australia

Telephone 02 9358 7000
Facsimile 02 9358 7077
Internet www.westfield.com

The Manager
Company Announcements Office
Australian Stock Exchange Limited
Level 4, Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam

RE: WESTFIELD GROUP (ASX:WDC)
ISSUE OF STAPLED SECURITIES PURSUANT TO EXERCISE OF OPTIONS

Please be advised that 2,111 ordinary stapled securities (the "New Securities") have been issued as a consequence of the exercise of executive options.

The New Securities will rank for distributions from 1 July 2005 and will not participate in the distribution for the period ended 30 June 2005. The New Securities will rank equally with all other ordinary stapled securities in respect of any subsequent distribution and, in all other respects will rank equally with other 'WDC' stapled securities currently on issue.

Yours faithfully
WESTFIELD GROUP

Simon Tuxen
Company Secretary

encl

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

**New issue announcement,
application for quotation of additional securities
and agreement**

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

Westfield Group

ABN

Westfield Holdings Limited ABN 66 001 671 496 Westfield Trust ARSN 090 849 746 Westfield America Trust ARSN 092 058 449

We (the entity) give ASX the following information.

Part 1 - All issues
You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary stapled securities
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	2,111
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Not applicable

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	No. The new stapled securities, the subject of this announcement, will rank for distribution from 1 July 2005, and will not participate in the distribution for the period ended 30 June 2005. They will rank equally with all other stapled securities on issue in respect of any subsequent distribution. In all other respects, the stapled securities will rank equally with all other stapled securities on issue.
5	Issue price or consideration	Nil
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	The stapled securities were issued as a consequence of the exercise of executive options.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	10 August 2005

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	1,723,699,081	Ordinary stapled-securities

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	508,500	Options (Deutsche Bank)
		28,089,524	Options (Westfield America Trust)
		1,131,100	Options (Executive)

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	There will be no change in distribution policy

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	N/A
12	Is the issue renounceable or non-renounceable?	N/A
13	Ratio in which the +securities will be offered	N/A
14	+Class of +securities to which the offer relates	N/A
15	+Record date to determine entitlements	N/A
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	N/A
17	Policy for deciding entitlements in relation to fractions	N/A
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	N/A
19	Closing date for receipt of acceptances or renunciations	N/A

+ See chapter 19 for defined terms.

20	Names of any underwriters	N/A
21	Amount of any underwriting fee or commission	N/A
22	Names of any brokers to the issue	N/A
23	Fee or commission payable to the broker to the issue	N/A
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A
25	If the issue is contingent on +security holders' approval, the date of the meeting	N/A
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A
28	Date rights trading will begin (if applicable)	N/A
29	Date rights trading will end (if applicable)	N/A
30	How do +security holders sell their entitlements *in full* through a broker?	N/A
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	N/A

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A
33	+Despatch date	N/A

Part 3 - Quotation of securities
You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☑ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	N/A
39	Class of +securities for which quotation is sought	N/A
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	N/A
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	N/A

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)	N/A	N/A

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty
- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 10 August 2005
(Company secretary)

Print name: Simon Julian Tuxen

== == == == ==

+ See chapter 19 for defined terms.

5 August 2005



Westfield Group
Level 24, Westfield Towers
100 William Street
Sydney NSW 2011
GPO Box 4004
Sydney NSW 2001
Australia
Telephone 02 9358 7000
Facsimile 02 9358 7077
Internet www.westfield.com

The Manager
Company Announcements Office
Australian Stock Exchange Limited
Level 4, Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam

RE: WESTFIELD GROUP (ASX:WDC)
DISTRIBUTION REINVESTMENT PLAN SECURITIES (ASX:WDCNA) - ESTIMATED WESTFIELD GROUP DISTRIBUTION

Further to our announcement yesterday in relation to the estimated distribution per Westfield Group ordinary stapled security, we confirm that the estimated distribution in respect of stapled securities issued on 28 February 2005 pursuant to the Group's Distribution Reinvestment Plan ("DRP") (ASX code "WDCNA") is 34.3 cents per stapled security.

The date of trading ex-distribution, record date and date of payment announced yesterday apply to the WDCNA stapled securities and are set out below:

Estimated distribution per DRP stapled security:	34.3 cents per WDCNA stapled security
Stapled securities trade ex-distribution:	Tuesday 9 August 2005
Record Date:	Monday 15 August 2005 (5.00pm)
Payment date:	Wednesday 31 August 2005

Yours faithfully
WESTFIELD GROUP

Simon Tuxen
Company Secretary

4 August 2005



Westfield Group
Level 24, Westfield Towers
100 William Street
Sydney NSW 2011
GPO Box 4004
Sydney NSW 2001
Australia
Telephone 02 9358 7000
Facsimile 02 9358 7077
Internet www.westfield.com

The Manager
Company Announcements Office
Australian Stock Exchange Limited
Level 4, Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam

RE: WESTFIELD GROUP (ASX:WDC)
ANNOUNCEMENT OF ESTIMATED WESTFIELD GROUP DISTRIBUTION

We are pleased to announce an estimated distribution for the Westfield Group for the six month period ended 30 June 2005.

Estimated distribution per ordinary stapled security:	51.0 cents per stapled security
Stapled securities trade ex-distribution:	Tuesday 9 August 2005
Record Date:	Monday 15 August 2005 (5.00pm)
Payment date:	Wednesday 31 August 2005

The announcement of the Westfield Group's results for the period ended 30 June 2005 and lodgement of the Appendix 4D will be made on Wednesday 31 August 2005. That announcement will include exact details of the distribution rate.

The Westfield Group's Distribution Reinvestment Plan ("DRP") will operate for this payment and the DRP price announcement will be made on Wednesday 31 August 2005. The DRP participation deadline will be 5.00 pm, Monday 15 August 2005 and confirmation of any pro-rata scale back in participation will be announced shortly after the Record Date.

Yours faithfully
WESTFIELD GROUP

Simon Tuxen
Company Secretary



First Site at Westfield Chatswood Goes Live

IC2 Global Limited has been informed by Ngage Pty Ltd that its first site at Westfield Chatswood has gone live.

Ngage Pty Ltd is involved in phased rollout of the digital screen network at Westfield Shopping Centres.

IC2 Global Limited involvement with Ngage Pty Ltd has been the subject of announcements made to the Australian Stock Exchange Limited.

For further information please contact
Rodger Johnston Executive Chairman
Ph:+61 (02) 98054300

IC2 Global Limited
ABN: 55 062 879 583
Level 5, 25 Bligh Street
Sydney NSW 2000
T: (02) 9805 4300
F: (02) 9805 4301

Sent by Express Post 29/07/05

BN8903389

Australian Securities & Investments Commission

Form 484
Corporations Act 2001

Change to company details

Sections A, B or C may be lodged independently with this signed cover page to notify ASIC of:

A1 Change of address
A2 Change of name - officeholders or members
A3 Change - ultimate holding company

B1 Cease company officeholder
B2 Appoint company officeholder
B3 Special purpose company

C1 Cancellation of shares
C2 Issue of shares
C3 Change to share structure
C4 Changes to the register of members

If there is insufficient space in any section of the form, you may photocopy the relevant page(s) and submit as part of this lodgement

Company details

Refer to guide for information about corporate key

Company name
Westfield Holdings Limited

ACN/ABN
66 001 671 496

Corporate key
09623128

Lodgement details

Who should ASIC contact if there is a query about this form?

Name
Graeme Blackett

ASIC registered agent number (if applicable)
16234

Telephone number
02 9358 7967

Postal address
GPO Box 4004
Sydney NSW 2001

Total number of pages including this cover sheet [ ]

Please provide an estimate of the time taken to complete this form. [ ] hrs [ ] mins

Signature

This form must be signed by a current officeholder of the company.

I certify that the information in this cover sheet and the attached sections of this form are true and complete.

Name
Simon Julian Tuxen

Capacity
[ ] Director
[X] Company secretary

Signature
[signature]

Date signed
22/07/05
[D D] [M M] [Y Y]

Lodgement

Send completed and signed forms to:
Australian Securities and Investments Commission,
PO Box 4000, Gippsland Mail Centre VIC 3841.

Or lodge the form electronically by visiting the ASIC website
www.asic.gov.au

For help or more information
Telephone 03 5177 3988
Email info.enquiries@asic.gov.au
Web www.asic.gov.au

Section C **completion guide**

Standard share codes
Refer to the following table for the share class codes for sections C1, C2, C3 and C4

Share class code	Full title	Share class code	Full title
A	A	PRF	preference
B	B ...etc	CUMP	cumulative preference
EMP	employee's	NCP	non-cumulative preference
FOU	founder's	REDP	redeemable preference
LG	life governor's	NRP	non-redeemable preference
MAN	management	CRP	cumulative redeemable preference
ORD	ordinary	NCRP	non-cumulative redeemable preference
RED	redeemable	PARP	participative preference
SPE	special		

If you are using the standard share class codes you do not need to provide the full title for the shares, just the share class code.

If you are not using the standard share class code, enter a code of no more than 4 letters and then show the full title.

Sections to complete
Use the table below to identify the sections of this form to complete (please indicate the sections that have been completed). Completion of this table is optional.

	C1 - Cancellation of shares	C2 - Issue of shares	C3 - Change to share structure table	C4 - Change to members register
Issue of shares				
☐ Proprietary company	Not required	✓	✓	✓
Public company				
☐ if in response to the Annual company statement	Not required	✓	✓	✓
☒ if not in response to the Annual company statement	Not required	✓	Not required	Not required
Cancellation of shares				
☐ Proprietary company	✓	Not required	✓	✓
Public company				
☐ if in response to the Annual company statement	✓	Not required	✓	✓
☐ if not in response to the Annual company statement	✓	Not required	Not required	Not required
Transfer of shares				
☐ Proprietary company	Not required	Not required	Not required	✓
Public company				
☐ if in response to the Annual company statement	Not required	Not required	Not required	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required
Changes to amounts paid				
☐ Proprietary company	Not required	Not required	✓	✓
Public company				
☐ if in response to the Annual company statement	Not required	Not required	✓	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required
Changes to beneficial ownership				
☐ Proprietary company	Not required	Not required	Not required	✓
Public company				
☐ if in response to the Annual company statement	Not required	Not required	Not required	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required

To notify ASIC about a division or conversion of a class of shares, you must lodge a form 211 within 28 days of the change occurring.

To notify ASIC about a conversion of shares into larger or smaller numbers, you must lodge a form 2205B within 28 days of the change occurring.

C1 Cancellation of shares

Reason for cancellation
Please indicate the reason that shares have been cancelled (select one or more boxes)

Redeemable preference shares — **S.254J**

- ☐ Redeemed out of profits
- ☐ Redeemed out of proceeds of a fresh issue of shares

Capital reduction — **S.256A - S.256E**

- ☐ Single shareholder company
- ☐ Multiple shareholder company. A Form 2560 must be lodged before a capital reduction takes place

Share buy-back. — **ss.257H(3)**

- ☐ Minimum holding buy-back by listed company
- ☐ Other buy-back type. A form 280 or 281 must be lodged at least 14 days, and no more than 1 year before the share buy-back can take place

☐ Forfeited shares — **S.258D**

Shares returned to a public company — **ss.258E(2) & (3)**

- ☐ Under section 651C, 724(2), 737 or 738
- ☐ Under section 1325A (court order)

☐ Other

Description

Give section reference

Details of cancelled shares

List the details of shares cancelled in the following table

Share class code	Number of shares cancelled	Amount paid (cash or otherwise)

Earliest date of change
Please indicate the earliest date that any of the above changes occurred.

[D D] / [M M] / [Y Y]

C2 Issue of shares

List details of new share issues in the following table.

Share class code	Number of shares issued	Amount paid per share	Amount unpaid per share
ORD	2,234,348	$4.46	nil

Earliest date of change

Please indicate the earliest date that any of the above changes occurred

20/07/05

[D D] [M M] [Y Y]

If shares were issued for other than cash, were some or all of the shares issued under a written contract?

☐ **Yes**

if yes, proprietary companies must also lodge a Form 207Z certifying that all stamp duties have been paid. Public companies must also lodge a Form 207Z and either a Form 208 or a copy of the contract.

☐ **No**

if no, proprietary companies are not required to provide any further documents with this form. Public companies must also lodge a Form 208.

C3 Change to share structure

Where a change to the share structure table has occurred (eg. as a result of the issue or cancellation of shares), please show the updated details for the share classes affected. Details of share classes not affected by the change are not required here.

Share class code	Full title if not standard	Total number of shares (current after changes)	Total amount paid on these shares	Total amount unpaid on these shares

Earliest date of change

Please indicate the earliest date that any of the above changes occurred

[D D] [M M] [Y Y]

☐☐/☐☐/☐☐

Lodgement details

Is this document being lodged to update the Annual Company Statement that was sent to you?

☐ Yes

☒ No

C4 Changes to the register of members

Use this section to notify changes to the register of members for your company (changes to the shareholdings of members):

- If there are 20 members or less in a share class, all changes need to be notified
- If there are more than 20 members in a share class, only changes to the top twenty need be notified (s178B)
- If shares are jointly owned, you must also provide names and addresses of all joint owners on a separate sheet (annexure), clearly indicating the share class and with whom the shares are jointly owned

The changes apply to
Please indicate the name and address of the member whose shareholding has changed

☐ Family name | Given names

OR

☐ Company name

ACN/ARBN/ ABN

Office, unit, level, or PO Box number

Street number and Street name

Suburb/City | State/Territory

Postcode | Country (if not Australia)

Earliest date of change
Please indicate the earliest date that any of the following changes occurred.

Date of change
☐☐/☐☐/☐☐
[D D] [M M] [Y Y]

The changes are

Share class code	Shares increased by ... (number)	Shares decreased by ... (number)	Total number now held	*Total $ paid on these shares	*Total $ unpaid on these shares	Fully paid (y/n)	Beneficially held (y/n)	*Top 20 member (y/n)

* Public companies are not required to provide these details

Date of entry of member's name in register
(New members only)

Date of entry
☐☐/☐☐/☐☐
[D D] [M M] [Y Y]

C4 Continued... Further changes to the register of members

Use this section to notify changes to the register of members for your company (changes to the shareholdings of members):

- If there are 20 members or less in a share class, all changes need to be notified
- If there are more than 20 members in a share class, only changes to the top twenty need be notified (s178B)
- If shares are jointly owned, you must also provide names and addresses of all joint owners on a separate sheet (annexure), clearly indicating the share class and with whom the shares are jointly owned

The changes apply to
Please indicate the name and address of the member whose shareholding has changed

☐ Family name

Given names

OR

☐ Company name

ACN/ARBN/ ABN

Office, unit, level, or PO Box number

Street number and Street name

Suburb/City

State/Territory

Postcode

Country (if not Australia)

Earliest date of change
Please indicate the earliest date that any of the following changes occurred.

Date of change

☐☐/☐☐/☐☐
[D D] [M M] [Y Y]

The changes are

Share class code	Shares increased by . . . (number)	Shares decreased by . . . (number)	Total number now held	*Total $ paid on these shares	*Total $ unpaid on these shares	Fully paid (y/n)	Beneficially held (y/n)	Top 20 member (y/n)

* Public companies are not required to provide these details

Date of entry of member's name in register
(New members only)

Date of entry

☐☐/☐☐/☐☐
[D D] [M M] [Y Y]


Sent by Express Post
29/07/05
SENDER TO KEEP
BN8903389

Australian Securities & Investments Commission

Form 484
Corporations Act 2001

Change to company details

Sections A, B or C may be lodged independently with this signed cover page to notify ASIC of:

A1 Change of address
A2 Change of name - officeholders or members
A3 Change - ultimate holding company

B1 Cease company officeholder
B2 Appoint company officeholder
B3 Special purpose company

C1 Cancellation of shares
C2 Issue of shares
C3 Change to share structure
C4 Changes to the register of members

If there is insufficient space in any section of the form, you may photocopy the relevant page(s) and submit as part of this lodgement

Company details

Refer to guide for information about corporate key

Company name
Westfield Holdings Limited

ACN/ABN
66 001 671 496

Corporate key
09623128

Lodgement details

Who should ASIC contact if there is a query about this form?

Name
Graeme Blackett

ASIC registered agent number (if applicable)
16234

Telephone number
02 9358 7967

Postal address
GPO Box 4004
Sydney NSW 2001

Total number of pages including this cover sheet

Please provide an estimate of the time taken to complete this form.
hrs mins

Signature

This form must be signed by a current officeholder of the company.

I certify that the information in this cover sheet and the attached sections of this form are true and complete.

Name
Simon Julian Tuxen

Capacity
[ ] Director
[X] Company secretary

Signature

Date signed
29/07/05
[D D] [M M] [Y Y]

Lodgement

Send completed and signed forms to:
Australian Securities and Investments Commission,
PO Box 4000, Gippsland Mail Centre VIC 3841.

Or lodge the form electronically by visiting the ASIC website www.asic.gov.au

For help or more information
Telephone 03 5177 3988
Email info.enquiries@asic.gov.au
Web www.asic.gov.au

Section C completion guide

Standard share codes
Refer to the following table for the share class codes for sections C1, C2, C3 and C4

Share class code	Full title	Share class code	Full title
A	A	PRF	preference
B	B ...etc	CUMP	cumulative preference
EMP	employee's	NCP	non-cumulative preference
FOU	founder's	REDP	redeemable preference
LG	life governor's	NRP	non-redeemable preference
MAN	management	CRP	cumulative redeemable preference
ORD	ordinary	NCRP	non-cumulative redeemable preference
RED	redeemable	PARP	participative preference
SPE	special		

If you are using the standard share class codes you do not need to provide the full title for the shares, just the share class code.

If you are not using the standard share class code, enter a code of no more than 4 letters and then show the full title.

Sections to complete
Use the table below to identify the sections of this form to complete (please indicate the sections that have been completed). Completion of this table is optional.

	C1 - Cancellation of shares	C2 - Issue of shares	C3 - Change to share structure table	C4 - Change to members register
Issue of shares				
☐ Proprietary company	Not required	✓	✓	✓
Public company				
☐ if in response to the Annual company statement	Not required	✓	✓	✓
☒ if not in response to the Annual company statement	Not required	✓	Not required	Not required
Cancellation of shares				
☐ Proprietary company	✓	Not required	✓	✓
Public company				
☐ if in response to the Annual company statement	✓	Not required	✓	✓
☐ if not in response to the Annual company statement	✓	Not required	Not required	Not required
Transfer of shares				
☐ Proprietary company	Not required	Not required	Not required	✓
Public company				
☐ if in response to the Annual company statement	Not required	Not required	Not required	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required
Changes to amounts paid				
☐ Proprietary company	Not required	Not required	✓	✓
Public company				
☐ if in response to the Annual company statement	Not required	Not required	✓	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required
Changes to beneficial ownership				
☐ Proprietary company	Not required	Not required	Not required	✓
Public company				
☐ if in response to the Annual company statement	Not required	Not required	Not required	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required

To notify ASIC about a division or conversion of a class of shares, you must lodge a form 211 within 28 days of the change occurring.

To notify ASIC about a conversion of shares into larger or smaller numbers, you must lodge a form 2205B within 28 days of the change occurring.

C1 Cancellation of shares

Reason for cancellation
Please indicate the reason that shares have been cancelled (select one or more boxes)

Redeemable preference shares — **S.254J**
- ☐ Redeemed out of profits
- ☐ Redeemed out of proceeds of a fresh issue of shares

Capital reduction — **S.256A - S.256E**
- ☐ Single shareholder company
- ☐ Multiple shareholder company. A Form 2560 must be lodged before a capital reduction takes place

Share buy-back. — **ss.257H(3)**
- ☐ Minimum holding buy-back by listed company
- ☐ Other buy-back type. A form 280 or 281 must be lodged at least 14 days, and no more than 1 year before the share buy-back can take place

☐ Forfeited shares — **S.258D**

Shares returned to a public company — **ss.258E(2) & (3)**
- ☐ Under section 651C, 724(2), 737 or 738
- ☐ Under section 1325A (court order)

☐ Other
Description
Give section reference

Details of cancelled shares

List the details of shares cancelled in the following table

Share class code	Number of shares cancelled	Amount paid (cash or otherwise)

Earliest date of change
Please indicate the earliest date that any of the above changes occurred.

[D D] / [M M] / [Y Y]

C2 Issue of shares

List details of new share issues in the following table.

Share class code	Number of shares issued	Amount paid per share	Amount unpaid per share
ORD	4,258	$0.00	nil

Earliest date of change

Please indicate the earliest date that any of the above changes occurred

2 5 / 0 7 / 0 5

[D D] [M M] [Y Y]

If shares were issued for other than cash, were some or all of the shares issued under a written contract?

☐ **Yes**

if yes, proprietary companies must also lodge a Form 207Z certifying that all stamp duties have been paid. Public companies must also lodge a Form 207Z and either a Form 208 or a copy of the contract.

☐ **No**

if no, proprietary companies are not required to provide any further documents with this form. Public companies must also lodge a Form 208.

C3 Change to share structure

Where a change to the share structure table has occurred (eg. as a result of the issue or cancellation of shares), please show the updated details for the share classes affected. Details of share classes not affected by the change are not required here.

Share class code	Full title if not standard	Total number of shares (current after changes)	Total amount paid on these shares	Total amount unpaid on these shares

Earliest date of change

Please indicate the earliest date that any of the above changes occurred

[D D] [M M] [Y Y]

☐☐ / ☐☐ / ☐☐

Lodgement details

Is this document being lodged to update the Annual Company Statement that was sent to you?

☐ Yes

☒ No

C4 Changes to the register of members

Use this section to notify changes to the register of members for your company (changes to the shareholdings of members):

- If there are 20 members or less in a share class, all changes need to be notified
- If there are more than 20 members in a share class, only changes to the top twenty need be notified (s178B)
- If shares are jointly owned, you must also provide names and addresses of all joint owners on a separate sheet (annexure), clearly indicating the share class and with whom the shares are jointly owned

The changes apply to
Please indicate the name and address of the member whose shareholding has changed

☐ Family name Given names

OR

☐ Company name

ACN/ARBN/ ABN

Office, unit, level, or PO Box number

Street number and Street name

Suburb/City

State/Territory

Postcode

Country (if not Australia)

Earliest date of change
Please indicate the earliest date that any of the following changes occurred.

Date of change

[D D] / [M M] / [Y Y]

The changes are

Share class code	Shares increased by . . . (number)	Shares decreased by . . . (number)	Total number now held	*Total $ paid on these shares	*Total $ unpaid on these shares	Fully paid (y/n)	Beneficially held (y/n)	Top 20 member (y/n)

* Public companies are not required to provide these details

Date of entry of member's name in register
(New members only)

Date of entry

[D D] / [M M] / [Y Y]

C4 Continued... Further changes to the register of members

Use this section to notify changes to the register of members for your company (changes to the shareholdings of members):

- If there are 20 members or less in a share class, all changes need to be notified
- If there are more than 20 members in a share class, only changes to the top twenty need be notified (s178B)
- If shares are jointly owned, you must also provide names and addresses of all joint owners on a separate sheet (annexure), clearly indicating the share class and with whom the shares are jointly owned

The changes apply to
Please indicate the name and address of the member whose shareholding has changed

☐ Family name

Given names

OR

☐ Company name

ACN/ARBN/ ABN

Office, unit, level, or PO Box number

Street number and Street name

Suburb/City

State/Territory

Postcode

Country (if not Australia)

Earliest date of change
Please indicate the earliest date that any of the following changes occurred.

Date of change

[D D] / [M M] / [Y Y]

The changes are

Share class code	Shares increased by ... (number)	Shares decreased by ... (number)	Total number now held	*Total $ paid on these shares	*Total $ unpaid on these shares	Fully paid (y/n)	Beneficially held (y/n)	Top 20 member (y/n)

* Public companies are not required to provide these details

Date of entry of member's name in register
(New members only)

Date of entry

[D D] / [M M] / [Y Y]

29 July 2005

Westfield

Westfield Group
Level 24, Westfield Towers
100 William Street
Sydney NSW 2011
GPO Box 4004
Sydney NSW 2001
Australia

Telephone 02 9358 7000
Facsimile 02 9358 7077
Internet www.westfield.com

The Manager
Company Announcements Office
Australian Stock Exchange Limited
Level 4, Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam

RE: WESTFIELD GROUP (ASX:WDC) – DISCUSSIONS WITH FEDERATED DEPARTMENT STORES TO ACQUIRE STORE SITES SLATED FOR DIVESTITURE

A media release in relation to the above is attached.

Yours faithfully
WESTFIELD GROUP

Simon Tuxen
Company Secretary

encl



media release

29 July 2005

WESTFIELD GROUP IN DISCUSSIONS WITH FEDERATED DEPARTMENT STORES TO ACQUIRE STORE SITES SLATED FOR DIVESTITURE

Federated Department Stores announced today that it intends to dispose of 68 stores as part of its US$11 billion merger with The May Department Store Company. The list of stores targeted for divestiture by Federated includes 12 stores in The Westfield Group's US portfolio where there is overlap between Federated and May Co. (See attached) Westfield is in discussions with Federated for the acquisition of those stores.

"The discussions are at an initial stage and will take some time to complete," said Managing Director Mr Peter Lowy.

"If successful, the purchase of these stores would create the opportunity to further redevelop and improve our portfolio, as well as substantially increase our development pipeline in the United States."

The Federated/May Co. merger will create a company with nearly 1,000 department stores in the United States and is expected to close in the third quarter, pending completion of regulatory review. Westfield's US portfolio includes a total of 50 stores currently operated by the May Co. and 39 stores operated by Federated. As announced, it is expected that most of the May Co. stores retained by Federated will be converted to the Macy's nameplate following the merger.

***

The Westfield Group is an internally managed, vertically integrated, shopping centre group undertaking ownership, development, design, construction, funds/asset management, property management, leasing and marketing activities and employing in excess of 4,000 staff worldwide.

Westfield has investment interests in 129 shopping centres in four countries (US, Australia, New Zealand and UK), with a total value in excess of A$41.6 billion and is the largest retail property group in the world by equity market capitalisation.




media release

WESTFIELD AMERICA PORTFOLIO
FEDERATED/MAY CO. DUPLICATE LOCATIONS TARGETED FOR DIVESTITURE

1. Filenes, Westfield Trumbull, Trumbull, Connecticut
2. Hecht's, Westfield Wheaton, Wheaton, Maryland
3. Kaufmann's, Westfield Richland, Mansfield, Ohio
4. Robinsons-May, Westfield Fox Hills, Culver City, California
5. Robinsons-May, Westfield MainPlace, Santa Ana, California
6. Robinsons-May, Westfield North County, Escondido, California
7. Robinsons-May, Westfield Plaza Camino Real, Carlsbad, California
8. Robinsons-May, Westfield Santa Anita, Arcadia, California
9. Robinsons-May, Westfield UTC, San Diego, California
10. Macy's (apparel), Westfield Palm Desert, Palm Desert, California
11. Macy's (home), Westfield Palm Desert, Palm Desert, California
12. Macy's, Westfield West Covina, West Covina, California

ENDS

26 July 2005

Westfield

Westfield Group
Level 24, Westfield Towers
100 William Street
Sydney NSW 2011
GPO Box 4004
Sydney NSW 2001
Australia

Telephone 02 9358 7000
Facsimile 02 9358 7077
Internet www.westfield.com

The Manager
Company Announcements Office
Australian Stock Exchange Limited
Level 4, Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam

RE: WESTFIELD GROUP (ASX:WDC)
AMENDED APPENDIX 3B FOR ISSUE OF STAPLED SECURITIES PURSUANT TO EXERCISE OF OPTIONS

We refer to the Appendix 3B in relation to the issue of 4,258 ordinary stapled securities (the "New Securities") lodged with the Exchange yesterday.

Please note that the Appendix 3B incorrectly provided that the New Securities would rank for distributions from 1 January 2005. The New Securities will rank for distributions from 1 July 2005.

An amended Appendix 3B is attached setting out the correct ranking provisions for the New Securities.

Yours faithfully
WESTFIELD GROUP

Simon Tuxen
Company Secretary

encl

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

**New issue announcement,
application for quotation of additional securities
and agreement**

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

Westfield Group

ABN

Westfield Holdings Limited ABN 66 001 671 496

Westfield Trust ARSN 090 849 746

Westfield America Trust ARSN 092 058 449

We (the entity) give ASX the following information.

Part 1 - All issues
You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary stapled securities
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	4,258
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Not applicable

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	No. The new stapled securities, the subject of this announcement, will rank for distribution from 1 July 2005, and will not participate in the distribution for the six month period ended 30 June 2005. They will rank equally with all other stapled securities on issue in respect of any subsequent distribution. In all other respects, the stapled securities will rank equally with all other stapled securities on issue.
5	Issue price or consideration	Nil
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	The stapled securities were issued as a consequence of the exercise of executive options.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	25 July 2005

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
1,723,696,970	Ordinary stapled-securities

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	508,500	Options (Deutsche Bank)
		28,089,524	Options (Westfield America Trust)
		1,143,600	Options (Executive)

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	There will be no change in distribution policy

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	N/A
12	Is the issue renounceable or non-renounceable?	N/A
13	Ratio in which the +securities will be offered	N/A
14	+Class of +securities to which the offer relates	N/A
15	+Record date to determine entitlements	N/A
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	N/A
17	Policy for deciding entitlements in relation to fractions	N/A
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	N/A
19	Closing date for receipt of acceptances or renunciations	N/A

+ See chapter 19 for defined terms.

20	Names of any underwriters	N/A
21	Amount of any underwriting fee or commission	N/A
22	Names of any brokers to the issue	N/A
23	Fee or commission payable to the broker to the issue	N/A
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A
25	If the issue is contingent on +security holders' approval, the date of the meeting	N/A
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A
28	Date rights trading will begin (if applicable)	N/A
29	Date rights trading will end (if applicable)	N/A
30	How do +security holders sell their entitlements *in full* through a broker?	N/A
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	N/A

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A
33	+Despatch date	N/A

Part 3 - Quotation of securities
You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☑ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	N/A
39	Class of +securities for which quotation is sought	N/A
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	N/A
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	N/A

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class
N/A	N/A

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty
- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 25 July 2005
(Company secretary)

Print name: Simon Julian Tuxen

== == == == ==

+ See chapter 19 for defined terms.

Westfield

Westfield Group
Level 24, Westfield Towers
100 William Street
Sydney NSW 2011
GPO Box 4004
Sydney NSW 2001
Australia
Telephone 02 9358 7000
Facsimile 02 9358 7077
Internet www.westfield.com

25 July 2005

The Manager
Company Announcements Office
Australian Stock Exchange Limited
Level 4, Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam

RE: WESTFIELD GROUP (ASX:WDC)
ISSUE OF STAPLED SECURITIES PURSUANT TO EXERCISE OF OPTIONS

Please be advised that 4,258 ordinary stapled securities (the "New Securities") have been issued as a consequence of the exercise of executive options.

The New Securities will rank for distributions from 1 January 2005 and will rank equally with other stapled securities currently on issue.

Yours faithfully
WESTFIELD GROUP

Simon Tuxen
Company Secretary

encl

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

**New issue announcement,
application for quotation of additional securities
and agreement**

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

Westfield Group

ABN

Westfield Holdings Limited ABN 66 001 671 496 Westfield Trust ARSN 090 849 746 Westfield America Trust ARSN 092 058 449

We (the entity) give ASX the following information.

Part 1 - All issues
You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary stapled securities
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	4,258
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Not applicable

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes. The new stapled securities, the subject of this announcement, rank equally with other 'WDC' stapled securities on issue
5	Issue price or consideration	Nil
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	The stapled securities were issued as a consequence of the exercise of executive options.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	25 July 2005

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	1,723,696,970	Ordinary stapled-securities

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	508,500	Options (Deutsche Bank)
		28,089,524	Options (Westfield America Trust)
		1,143,600	Options (Executive)

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	There will be no change in distribution policy

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	N/A
12	Is the issue renounceable or non-renounceable?	N/A
13	Ratio in which the +securities will be offered	N/A
14	+Class of +securities to which the offer relates	N/A
15	+Record date to determine entitlements	N/A
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	N/A
17	Policy for deciding entitlements in relation to fractions	N/A
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	N/A
19	Closing date for receipt of acceptances or renunciations	N/A

+ See chapter 19 for defined terms.

20	Names of any underwriters	N/A
21	Amount of any underwriting fee or commission	N/A
22	Names of any brokers to the issue	N/A
23	Fee or commission payable to the broker to the issue	N/A
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A
25	If the issue is contingent on +security holders' approval, the date of the meeting	N/A
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A
28	Date rights trading will begin (if applicable)	N/A
29	Date rights trading will end (if applicable)	N/A
30	How do +security holders sell their entitlements *in full* through a broker?	N/A
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	N/A

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A
33	+Despatch date	N/A

Part 3 - Quotation of securities
You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☑ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	N/A
39	Class of +securities for which quotation is sought	N/A
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	N/A
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	N/A

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class
N/A	N/A

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: (Company secretary) Date: 25 July 2005

Print name: Simon Julian Tuxen

== == == == ==

+ See chapter 19 for defined terms.

21 July 2005

Westfield

Westfield Group
Level 24, Westfield Towers
100 William Street
Sydney NSW 2011
GPO Box 4004
Sydney NSW 2001
Australia

Telephone 02 9358 7000
Facsimile 02 9358 7077
Internet www.westfield.com

The Manager
Company Announcements Office
Australian Stock Exchange Limited
Level 4, Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam

RE: WESTFIELD GROUP (ASX:WDC)
NOTICE UNDER ASX LISTING RULE 3.19A

We enclose an Appendix 3Y notice, as required to be provided under Listing Rule 3.19A, for Mr Stephen Johns, a director of the Westfield Group companies.

The notice is in respect of the recent disposal of 4,008 Westfield Group stapled securities held by Mr Johns in his capacity as the executor of a deceased estate. These stapled securities formed part of the assets of the estate. The disposal of the stapled securities relates to the distribution of the assets of the estate to the beneficiary.

In this regard, we note that Mr Johns has not personally disposed of any stapled securities.

Yours faithfully
WESTFIELD GROUP

Simon Tuxen
Company Secretary

encl

Westfield Holdings Limited ABN 66 001 671 496

Westfield Management Limited ABN 41 001 670 579 AFS Licence 230329
as responsible entity for **Westfield Trust** ABN 55 191 750 378 ARSN 090 849 746

Westfield America Management Limited ABN 66 072 780 619 AFS Licence 230324
as responsible entity for **Westfield America Trust** ABN 27 374 714 905 ARSN 092 058 449

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Westfield Group
ABN	Westfield Holdings Limited ABN 66 001 671 496 Westfield Trust ARSN 090 849 746 Westfield America Trust ARSN 092 058 449

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Stephen Paul Johns
Date of last notice	02/08/2004

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Mr Johns was the executor of an estate and held the securities in this capacity. The assets of the estate have now been distributed to the beneficiaries.
Date of change	20 July 2005
No. of securities held prior to change	1,817,567
Class	Ordinary stapled securities
Number acquired	-
Number disposed	4,008
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	Nil – distribution of assets of an estate
No. of securities held after change	1,813,559

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Off-market transfer to beneficiary of estate

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

+ See chapter 19 for defined terms.

20 July 2005



Westfield Group
Level 24, Westfield Towers
100 William Street
Sydney NSW 2011
GPO Box 4004
Sydney NSW 2001
Australia

Telephone 02 9358 7000
Facsimile 02 9358 7077
Internet www.westfield.com

The Manager
Company Announcements Office
Australian Stock Exchange Limited
Level 4, Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam

RE: WESTFIELD GROUP (ASX:WDC)
ISSUE OF STAPLED SECURITIES PURSUANT TO EXERCISE OF OPTIONS

We refer to the Appendix 3B lodged with the Exchange on Tuesday 19 July 2005.

Westfield Group confirms that there are no changes to the figures set out in the Appendix 3B in respect of the final number of stapled securities to be issued.

Yours faithfully
WESTFIELD GROUP

Simon Tuxen
Company Secretary



Ngage signs Westfield agreement

20 July 2005

IC2 Global Limited is pleased to announce that its associate Ngage Pty Ltd has entered into a licence agreement on its first shopping centre mall and is expected to commence operations during next week.

The first location is Westfield Chatswood, where Ngage will establish a showcase for its planned 37 mall rollout of a digital screen network throughout Westfield shopping malls. The network will provide national advertisers will access, at the point of sale, to Westfield's 8 million weekly consumer traffic.

Over thirty (30) national advertisers will participate in the launch of what Ngage believes will become an essential component of many national brands annual marketing budgets. Such brands spend approximately $10 billion dollars a year in Australia on television advertising, attempting to reach an increasingly distracted and fractured consumer market. As a result, advertisers are looking for more efficient, accountable and focused means of directing consumer spending and moving budgets away from traditional media to more direct marketing products. Recent reductions in the cost of plasma screens and other infrastructure components has opened the way to providing a cost effective means of reaching consumers at the point of sale.

IC2 expects Ngage to finalise its documentation shortly on the balance of Westfield malls. It is planning a rollout of twenty (20) malls during 2005, with the balance installed from the start of 2006. Revenues for 2005-06 are budgeted to be $4 million and are expected to exceed $30 million per year by the end of the initial eight year term of each licencing agreement with Westfield.

The expected capital cost of the project is $12.5 million and Ngage is in the process of finalising its mix of lease finance, long term borrowings and equity.

IC2 has invested $943,000 in Ngage to date and has the right to acquire up to forty percent (40%) of Ngage's equity. Advances to date have been made by way of secured loan.

IC2 believes that Ngage represents a unique opportunity for a ground floor investment in one of the key growth media assets. It also believes that Ngage will provide an additional source of growth potential for its portfolio of community communications investments.

For further information please contact
Rodger Johnston CEO IC2 Global Limited (02) 9805 4300

19 July 2005

Westfield

Westfield Group
Level 24, Westfield Towers
100 William Street
Sydney NSW 2011
GPO Box 4004
Sydney NSW 2001
Australia

Telephone 02 9358 7000
Facsimile 02 9358 7077
Internet www.westfield.com

The Manager
Company Announcements Office
Australian Stock Exchange Limited
Level 4, Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam

RE: WESTFIELD GROUP (ASX:WDC)
ISSUE OF STAPLED SECURITIES PURSUANT TO EXERCISE OF OPTIONS

An Appendix 3B is attached.

We advise that an estimated maximum 2,234,348 ordinary stapled securities (the "New Securities") are proposed to be issued on 20 July 2005 as a consequence of the exercise of options held by Deutsche Bank AG.

The New Securities will rank for distributions from 1 July 2005 and will not participate in the distribution for the period ended 30 June 2005. The New Securities will rank equally with all other ordinary stapled securities in respect of any subsequent distribution and, in all other respects will rank equally with other 'WDC' stapled securities currently on issue.

A further notification to the Australian Stock Exchange will be made on Wednesday 20 July 2005 with confirmation of the final number of securities issued pursuant to the exercise of options.

Yours faithfully
WESTFIELD GROUP

Simon Tuxen
Company Secretary

encl

Westfield Holdings Limited ABN 66 001 671 496

Westfield Management Limited ABN 41 001 670 579 AFS Licence 230329
as responsible entity for **Westfield Trust** ABN 55 191 750 378 ARSN 090 849 746

Westfield America Management Limited ABN 66 072 780 619 AFS Licence 230324
as responsible entity for **Westfield America Trust** ABN 27 374 714 905 ARSN 092 058 449

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

**New issue announcement,
application for quotation of additional securities
and agreement**

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

Westfield Group

ABN

Westfield Holdings Limited ABN 66 001 671 496
Westfield Trust ARSN 090 849 746
Westfield America Trust ARSN 092 058 449

We (the entity) give ASX the following information.

Part 1 - All issues
You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary,stapled securities
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	2,234,348
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Not applicable

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	No. The new stapled securities, the subject of this announcement, will rank for distribution from 1 July 2005, and will not participate in the distribution for the period ended 30 June 2005. They will rank equally with all other stapled securities on issue in respect of any subsequent distribution. In all other respects, the stapled securities will rank equally with all other stapled securities on issue.
5	Issue price or consideration	$30,000,000
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	The stapled securities were issued as a consequence of the exercise of unquoted options issued to Deutsche Bank AG.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	20 July 2005

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
1,723,692,712	Ordinary stapled-securities

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	508,500 28,089,524 1,158,600	Options (Deutsche Bank) Options (Westfield America Trust) Options (Executive)
10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	There will be no change in distribution policy	

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	N/A
12	Is the issue renounceable or non-renounceable?	N/A
13	Ratio in which the +securities will be offered	N/A
14	+Class of +securities to which the offer relates	N/A
15	+Record date to determine entitlements	N/A
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	N/A
17	Policy for deciding entitlements in relation to fractions	N/A
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	N/A
19	Closing date for receipt of acceptances or renunciations	N/A

+ See chapter 19 for defined terms.

20	Names of any underwriters	N/A
21	Amount of any underwriting fee or commission	N/A
22	Names of any brokers to the issue	N/A
23	Fee or commission payable to the broker to the issue	N/A
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A
25	If the issue is contingent on +security holders' approval, the date of the meeting	N/A
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A
28	Date rights trading will begin (if applicable)	N/A
29	Date rights trading will end (if applicable)	N/A
30	How do +security holders sell their entitlements *in full* through a broker?	N/A
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	N/A

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A
33	+Despatch date	N/A

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☑ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	N/A
39	Class of +securities for which quotation is sought	N/A
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	N/A
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	N/A

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class
N/A	N/A

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty
- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: (Company secretary) Date: 19 July 2005

Print name: Simon Julian Tuxen

== == == == ==

+ See chapter 19 for defined terms.

19 July 2005

Westfield

Westfield Group
Level 24, Westfield Towers
100 William Street
Sydney NSW 2011
GPO Box 4004
Sydney NSW 2001
Australia
Telephone 02 9358 7000
Facsimile 02 9358 7077
Internet www.westfield.com

The Manager
Company Announcements Office
Australian Stock Exchange Limited
Level 4, Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam

RE: WESTFIELD GROUP (ASX:WDC)
PRESENTATION ON INTERNATIONAL FINANCIAL REPORTING STANDARDS

A presentation on the application of the International Financial Reporting Standards to the Westfield Group is attached. The presentation summarises the expected impact of the International Financial Reporting Standards on the Westfield Group Financial Statements for the six month period to 31 December 2004.

Yours faithfully
WESTFIELD GROUP

Simon Tuxen
Company Secretary

encl

Westfield Group

Presentation on
International Financial Reporting Standards.

Restatement of results for the six month period to
31 December 2004.

19 July 2005

Westfield

Agenda

- Introduction
- Key Differences Impacting Accounts
- Summary Income Statement
- Summary Balance Sheet
- Summary Cash Flow and Distribution
- Conclusion

Appendix 1

A-IFRS Accounting

Income Statement – detailed explanation of A-IFRS adjustments

Balance Sheet – detailed explanation of A-IFRS adjustments

Cash Flow Statement – detailed explanation of A-IFRS adjustments

Derivatives – Interest rate hedging

Derivatives – Balance sheet and currency hedging

Appendix 2

A-IFRS Transitional Issues

Summary Income Statement – Transitional Period

Summary Balance Sheet – Transitional Period

Introduction

- The Westfield Group will report under Australian equivalents of International Financial Reporting Standards ("A-IFRS") for the first time for the half year results to 30 June 2005. This will include restating the reported A GAAP financial statements for the half year period to 31 December 2004 to A-IFRS.

- The application of A-IFRS does not impact the Westfield Group's:

  1. Business strategy and underlying business operations;
  2. Net cash flows;
  3. Debt obligation calculations in a material way; and
  4. Current distribution forecasts.

Introduction

- The adoption of A-IFRS may cause increased income statement and balance sheet volatility primarily from:
  - property revaluations;
  - mark to market of derivatives that do not qualify for hedge accounting; and
  - deferred taxes.

Key Differences Impacting Accounts

- The key differences between reported A GAAP and A-IFRS that impact the Westfield Group financial statements include:
  - Revaluation of property investments, through the income statement.
  - Mark to market of derivatives that do not qualify for hedge accounting, through the income statement.
  - Provision for potential taxes that may be payable by taxable entities in the Westfield Group on sale of investment property and for income tax on mark to market gains, however it should be noted that the Group is a long term holder of property investments and therefore these taxes are unlikely to be crystallised.
  - Amortisation of tenant allowances over the life of the lease, through the income statement.
  - Reclassification of certain minority interests as debt and related distributions as interest expense.
  - Mark to market of conversion value of convertible notes/ preference shares, through the income statement.
  - Head lease commitments are included on balance sheet as assets and liabilities.

Summary Income Statement

6 months ended 31 December 2004

A$ million	Reported A GAAP	Property Revaluation	Mark to Market of non qualifying interest rate and currency derivatives and preference shares	Deferred Tax	Other	A-IFRS (unaudited)
EBIT	**1,169**	**2,758**	**170**	**(460)**	**5**	**3,642**
Interest	(255)	-	(367)	-	(38)	(660)
Profit before tax	**914**	**2,758**	**(197)**	**(460)**	**(33)**	**2,982**
Tax expense	(45)	-	-	(377)	-	(422)
Minority interests	(36)	(7)	-		32	(11)
Profit after tax	**833**	**2,751**	**(197)**	**(837)**	**(1)**	**2,549**
Basic EPS (cents)	49.49					151.97

Note: Refer Appendix for Income Statement with detailed explanation of A-IFRS adjustments.

Summary Balance Sheet

As at 31 December 2004

A$ million	Reported A GAAP	Mark to Market of non qualifying interest rate and currency derivatives and preference shares	Deferred Tax	Paid in value of minority interest reclassified to debt	Other	A-IFRS (unaudited)
Cash	236	-	-	-	-	236
Property investments	27,707	-	-	-	57	27,764
Net investment in equity accounted entities	3,790	(5)	(458)	-	-	3,327
Other assets	2,548	(127)	-	-	(5)	2,416
Total assets	**34,281**	**(132)**	**(458)**	**-**	**52**	**33,743**
Borrowings	14,058	524	-	444	112	15,138
Deferred tax liabilities	177	-	1,130	-	-	1,307
Other liabilities	1,543	(226)	-	-	-	1,317
Minority interests	652	-	-	(534)	-	118
Total liabilities	**16,430**	**298**	**1,130**	**(90)**	**112**	**17,880**
Net assets	**17,851**	**(430)**	**(1,588)**	**90**	**(60)**	**15,863**
NTA ($ per security)	10.61					9.46

Note: Refer Appendix for Balance Sheet with detailed explanation of A-IFRS adjustments.

Summary Cash Flow and Distribution

6 months ended 31 December 2004

A$ million

	Reported A GAAP	A-IFRS (unaudited)	Difference
Cash Flow			
Cash flows and interest from operating activities	686	610	(76)
Cash flows used in investing activities	(2,387)	(2,349)	38
Cash flows from financing activities	1,602	1,640	38
Net movement in cash	(99)	(99)	**nil**
Distribution	**876**	**876**	**nil**

Conclusion

1. There is no impact on the Group's distribution as all A-IFRS adjustments are non cash.
2. The impact on recorded earnings of the non qualifying hedges does not affect the Westfield's Group treasury policy of managing the economic and cash flow risk associated with interest rate and currency movements.
3. There is no material impact to debt covenant calculations.
4. The only significant change to the balance sheet is deferred tax that is recorded on the assumption that the Westfield Group's assets are sold at balance date; however, these amounts are unlikely to be crystallised.
5. The reduction in NTA at 31 December 2004 is primarily due to the recognition of deferred capital gains tax.

APPENDIX 1

- A-IFRS Accounting
- Income Statement – detailed explanation of A-IFRS adjustments
- Balance Sheet – detailed explanation of A-IFRS adjustments
- Cash Flow Statement – detailed explanation of A-IFRS adjustments
- Derivatives – Interest Rate Hedging
- Derivatives – Balance Sheet and Currency Hedging

A-IFRS Accounting

1. First time adoption of Australian Equivalents to International Financial Reporting Standards (AASB 1)

- 1 July 2004 is the opening A-IFRS balance date for the Group
- Brought forward A-IFRS adjustments are booked to retained earnings at 1 July 2004
- Subsequent A-IFRS adjustments are recorded in the income statement for the 6 months ended 31 December 2004
- This presentation assumes the early adoption of AASB 132 and 139 (the required application date is 1 January 2005, optional application date is 1 July 2004)
  - These standards address hedge accounting and the debt or equity classification of financial instruments eg. trust units, preference shares/ units and convertible notes
  - The restatement of the 31 December 2004 results in this presentation assumes:
    - i) The mark to market of non qualifying hedges
    - ii) The reclassification from equity to debt and mark to market of convertible preference shares
    - iii) The trust units in Westfield Trust ("WT"), Westfield America Trust ("WAT"), and Carindale Property Trust ("Carindale") remain classified as equity

A-IFRS Accounting (cont)

1. **First time adoption of Australian Equivalents to International Financial Reporting Standards (AASB 1) (cont)**

   - There are currently ongoing discussions with regulatory bodies as to whether AASB 132 and AASB 139 can be early adopted whilst maintaining the equity classification of the WT, WAT and Carindale units.

   - If agreement cannot be reached, Westfield will not early adopt AASB 132 and 139 but will apply these standards from 1 January 2005 (required application date).

   - Under this scenario when the 30 June 2005 results are released, the December 2004 comparatives will exclude i) and ii) noted above and will maintain the equity treatment for the trust units in WT, WAT and Carindale.

A-IFRS Accounting (cont)

2. Investment Property (AASB 140)

a) Revaluations

- Revaluations are no longer recorded through the asset revaluation reserve and the brought forward balance of the asset revaluation reserve at 1 July 2004 is transferred to retained earnings.
- A-IFRS requires revaluations to be recorded in the income statement - this has been included as property income.
- The property portfolio will continue to be independently revalued annually.
- The property revaluations will also give rise to a deferred tax liability for the Westfield Group taxable entities which is included in tax expense (see 4. below).

b) Head Leases

- Head leases on investment property are treated as finance leases. An asset and liability is recorded using the net present value of the minimum lease payments. This results in a gross up of the assets and liabilities of the Group.
- Interest expense with respect to the lease liability is reclassified from expenses (head lease payments) to interest.
- Head leases for equity accounted entities eg. UK investment properties have no impact on the Westfield Group's balance sheet.

A-IFRS Accounting (cont)

3. Financial Instruments Recognition and Measurement (AASB 139)

- The Westfield Group has a comprehensive hedging program that is used to manage the economic impact of interest and exchange rate risk.
- Derivatives are not entered into for speculative purposes and the interest and exchange rate hedging is implemented in accordance with the Board approved treasury policy.
- A-IFRS has introduced additional documentation, designation and effectiveness requirements in order for derivatives to qualify for hedge accounting. The cumulative cash flow and income statement impact are the same irrespective of whether the derivative qualifies for hedge accounting.
- Westfield's treasury transactions are undertaken to achieve economic outcomes in line with its treasury policy. The A-IFRS documentation, designation and effectiveness requirements cannot be met in many circumstances. For example, a number of the Group's treasury transactions are managed on a pooled basis and therefore not individually designated for accounting purposes.
- If a hedge qualifies for hedge accounting then the hedge is accounted for when the underlying transaction that it is designated to is completed (i.e. there is no change in accounting compared to reported A GAAP). If a hedge does not qualify for hedge accounting, the hedge is marked to market, with the gains or losses recorded in the income statement in each accounting period.

A-IFRS Accounting (cont)

3. Financial Instruments Recognition and Measurement (cont)

a) ***Currency Hedging***

- Forward exchange contracts do not qualify for hedge accounting. Hedge accounting cannot be applied to derivatives entered into to hedge the foreign exchange exposure relating to revenues denominated in a foreign operation's local currency. This includes forward contracts on foreign currency income.
- Forward exchange contracts will be recorded at fair value on the balance sheet with movements in fair value recognised in the income statement as other income.

b) Interest Rate Hedging

- The interest on fixed rate loans continues to be effective for hedge accounting purposes.
- The current portfolio of interest rate swaps (including the interest rate swaps hedging the interest exposure on the cross currency swaps) do not qualify for hedge accounting and are recorded at fair value on the balance sheet with movements in fair value being recognised in the income statement as interest expense.

c) Balance Sheet Hedging

- Cross currency swaps used to hedge investments in the United States, New Zealand and the United Kingdom qualify for hedge accounting.

A-IFRS Accounting (cont)

4. Income Taxes (AASB 112)

- AASB 112 only applies to taxable entities of the Group. WT is the major property owning entity in the Group which is not a taxable entity.
- Under A-IFRS deferred tax expense is recognised based on the differences between the tax cost base and the book values of the assets and liabilities.
- The impact of adopting A-IFRS is that tax expense is recorded after reflecting the tax impact on current year revaluations and tax depreciation on the Group's investment property that is held through taxable entities.
- Tax expense will also be recorded on the mark to market of derivatives that do not qualify for hedge accounting as they relate to taxable entities.
- The tax rate depends on the tax rate applied in the relevant jurisdiction and applicable to the taxable entity. For example US investment properties held by Westfield America, Inc. ("WEA") are tax effected at the withholding tax rate of 15% (payable on the distribution from WEA to WAT), investment properties held in the UK owned by WHL are tax effected at the corporate rate of 30%.

A-IFRS Accounting (cont)

5. Business Combinations (AASB 3) - Acquisition Accounting

- A-IFRS acquisition accounting is broadly consistent with reported A GAAP (the assets and liabilities of the acquired entity are recorded at fair value) except for the treatment of deferred tax.
- A-IFRS requires deferred tax using the balance sheet liability method to be recorded on acquisition of assets with built in taxable gains. For example the A-IFRS acquisition accounting for Duelguide includes the recognition of deferred tax of $460 million.
- This may reduce the accounting fair value of the acquired assets and liabilities below the purchase price.
- Any difference between the purchase price and the A-IFRS fair value is charged to the income statement.

A-IFRS Accounting (cont)

6. Financial Instruments: Disclosure and Presentation (AASB 132)

a) Trust Units

- Units in fixed life trusts and/or where there is an unavoidable requirement to distribute income are considered debt under A-IFRS. This would result in the equity of the trust being reclassified to debt and the distributions being reclassified to interest expense.
- WAT and WT have had their constitutions amended following the unit holder vote on 12 May 2005 to remove the finite maximum term. Carindale has also had its constitution amended. This allows the unit holders' funds of the trusts to remain classified as equity.

b) Redeemable Preference Shares/Units and Convertible Notes

- Financial instruments with a minimum distribution entitlement and/or where there is an option to cash out (at either the discretion of the holder or the issuer) are classified as debt. The debt is recorded at fair value with any adjustment reflected through interest expense.
- Distributions on redeemable preference shares have been reclassified to interest expense.
- The impact on the Westfield Group is that minority interests in the United States have been reclassified to debt and their income entitlements reclassified to interest expense.

A-IFRS Accounting (cont)

6) Redeemable Preference Shares/Units and Convertible Notes (cont)

- Under A-IFRS the only minority interest remaining will be in relation to Carindale
- All financial instruments that convert to WDC securities whether or not settled in cash are recorded as a financial liability stated at fair value. Fair value is based on the conversion value at balance date.

7. Leases (UIG 115 and AASB 117)

a) Tenant Allowances

- All tenant allowances under A-IFRS are deferred and amortised against rental income over the life of the lease.
- Average life of specialty leases is 5-7 years for Australia and New Zealand, 7-10 years for the United States and 15-20 years for the United Kingdom. Major tenant leases for Australia, New Zealand and the United Kingdom are analysed on a lease by lease basis.
- Tenant allowances prior to the Merger have been included as part of acquisition accounting for WT and WAT.

A-IFRS Accounting (cont)

7. Leases (cont)

b) Tenant Leases

- There is no change in accounting to reported A GAAP
- Leases with fixed rent step ups are required to be straight lined under A-IFRS
- For the United States, this accounting treatment had been applied under reported A GAAP
- For the remainder of the Group's property portfolio, increases are based primarily on CPI or market reviews with minimal fixed rental step ups and therefore no change in accounting compared to reported A GAAP.

8. Consolidation – Special Purpose Entities (AASB 112)

- The Group's Executive Option Plan Trust is required to be consolidated.
- This has the effect of reducing the net assets by approx $60 million and reduced the reported number of securities on issue by 5.9 million stapled securities.

A-IFRS Accounting (cont)

9. Share Based Payments (AASB 2)

- All executive share based compensation programs are measured at fair value.
- Employee share options that existed before the Merger (2 July 2004) are measured at fair value and amortised as an expense over the period from the grant date to the vesting date. The impact is not material.
- There are no new employee share option schemes since the Merger.
- All deferred incentive programs are expensed in the income statement.

10. Equity Accounted Entities – Accounting Policies

- The equity accounted entities have adopted the same A-IFRS accounting policies as the Westfield Group and the differences noted in 1-9 above are applied as appropriate.

Income Statement
Six months to 31 December '04

A$ million	Reported A GAAP 6 months to Dec '04	A-IFRS (unaudited) 6 months to Dec '04	Difference
Property Income	1,517	3,784	2,267[1]
Contribution from equity accounted investments	104	561	457[2]
Deferred tax recognised on acquisition of assets	-	(460)	(460)[3]
Business income	22	22	-
Other Income	-	204	204[4]
Net profit from asset sales	31	31	-
Expenses	(505)	(500)	5[5]
EBIT	**1,169**	**3,642**	**2,473**
Borrowing costs:			
- Net interest expense	(218)	(380)	(162)[6]
- Interest on convertible notes/ preference shares/units	(37)	(280)	(243)[7]
Profit before tax	**914**	**2,982**	**2,068**
Tax expense	(45)	(422)	(377)[8]
Minority interests	(36)	(11)	25[9]
Profit after tax	**833**	**2,549**	**1,716**
Basic Earnings per security (cents)	**49.49**	**151.97**	**102.48**

Notes to the Income Statement
Six months to 31 December '04

1. Represents $2,296m property revaluations which is net of $2m for the amortisation tenant allowances; and reclassification of $29m of hedge gains to other income.

2. Equity accounted property revaluations of $462m which is net of $0.2m for the amortisation of tenant allowances; and unrealised loss on the mark to market of interest rate swaps of $5m. Refer separate equity accounted income statement on slide 27.

3. Represents the $460m fair value adjustment arising from the recognition of deferred taxes for Duelguide ie. the difference between the tax cost base and acquisition fair value.

4. Increase in other income relates to the unrealised gain on the mark to market on forward exchange contracts of $204m.

5. Reclassification from operating lease payments to interest expense of $5m for head leases.

6. Represents the unrealised loss on interest rate hedging contracts of $156m, head lease interest $5m and interest eliminated on consolidation of the employee share option Trust of $1m.

7. Represents interest on the redeemable preference shares/units of $32m and the unrealised loss relating to the fair value of the preference shares/units of $211m.

8. Represents deferred tax on property investment revaluations and tax depreciation of $357m, WHL's forward contracts $7m (expense), interest rate swaps $8m (benefit) and other deferred tax $21m (expense).

9. Under A-IFRS Carindale is the only minority interest. The adjustment represents $32m for the reclassification of the US minority interests to interest expense (refer 7. above) less $7m for Carindale's share of the property revaluation.

Notes to the Income Statement
Six months to 31 December '04 (cont)

Equity Accounted Income Statement

A$ million	Reported A GAAP	A-IFRS (unaudited)	Difference
Property Income	213	675	462[1]
Total Expenses	(60)	(59)	1[2]
EBIT	**153**	**616**	**463**
Net Interest expense	(49)	(55)	(6)[3]
Profit before tax	**104**	**561**	**457**
Tax expense	-	-	-
Profit after tax	**104**	**561**	**457**

1. Revaluations of property investments net of amortisation of tenant allowances ($0.2m).
2. Reclassification from operating lease payments to interest expense of $1m for head leases.
3. Unrealised loss on the mark to market of interest rate swaps of $5m and interest on head leases of $1m (refer 2. above).

Balance Sheet
As at 31 December '04

A$ million	Reported A GAAP 31 December '04	A-IFRS (unaudited) 31 December '04	Difference
Cash	236	236	-
Property investments	27,707	27,764	57[1]
Net investment in equity accounted entities	3,790	3,327	(463)[2]
Other assets	2,548	2,416	(132)[3]
Total assets	**34,281**	**33,743**	**(538)**
Borrowings			
- Interest bearing liabilities	13,774	12,933	(841)[4]
- Convertible notes / redeemable preference shares	284	2,093	1,809[5]
- Finance lease liability	-	112	112[6]
Deferred tax liabilities	177	1,307	1,130[7]
Other liabilities	1,543	1,317	(226)[8]
Minority interests	652	118	(534)[9]
Total liabilities	**16,430**	**17,880**	**1,450**
Net assets	**17,851**	**15,863**	**(1,988)**
Number of Stapled Securities (millions)	1,683.1	1,677.2	(5.9)
NTA ($ per security)	10.61	9.46	(1.15)

Notes to the Balance Sheet
31 December '04

1. Represents $55m of tenant allowances (net of amortisation of $2m) being reclassified from property investments to deferred costs and the recognition of head leases of $112m as property investments.

2. Includes the recognition of deferred tax on the Duelguide acquisition of $458m and mark to market of interest rate swaps of $5m. Refer slide 27 for the equity accounted balance sheet.

3. Includes recognition of tenant allowances as a deferred cost of $55m (refer 1. above), fair value adjustments reducing the value of financial assets (forward contracts and interest rate swaps) by $127m and the consolidation of the employee share option trust $60m (reduction in other assets).

4. Reclassification of the WT convertible notes of $841m to convertible notes / redeemable preference shares.

5. Includes the WT convertible notes of $841m reclassified (see 4 above) and related mark to market of $180m; US convertible redeemable preference shares reclassified from minority interest to debt of $444m and related mark to market of $344m.

6. Recognition of the head lease liability of $112m (refer 1. above).

7. Includes deferred tax liability on property investments $1,220m (brought forward of $863m and current period expense of $357m); and deferred tax asset on WHL's forward contracts and interest rate swaps of $20m (brought forward of $19m and current period benefit of $1m); and deferred tax asset on acquisition mark to markets and other adjustments of $70m (brought forward $91m and current period expense of $21m).

8. Represents a reduction in the unrealised gain on the forward exchange contracts of $333m and recognition of the interest payable on interest rate swap mark to markets of $107m.

9. Under A-IFRS Carindale is the only minority interest. $534m relates to the reclassification of the remaining minority interests in the US (the paid in value of $444m is reclassified to debt in 5. above and $90m of asset revaluation and other reserves is reallocated to equity attributable to members of WDC).

Notes to the Balance Sheet
31 December '04 (cont)

Equity Accounted Balance Sheet

A$ million	Reported A GAAP	A-IFRS (unaudited)	Difference
Cash	57	57	-
Property investments	7,182	7,193	11[1]
Other assets	66	72	6[1]
Total assets	**7,305**	**7,322**	**17**
Borrowings			
- Interest bearing liabilities	3,394	3,394	-
- Finance lease liability	-	17	17[2]
Deferred tax liability	-	458	458[3]
Other payables	121	126	5[4]
Total liabilities	**3,515**	**3,995**	**480**
Net assets	**3,790**	**3,327**	**(463)**

1. Recognition of head leases $17m less reclassification of tenant allowances to deferred costs of $6m.
2. Finance lease liability on the head leases of $17m (refer 1. above).
3. Recognition of deferred tax on acquisition of Duelguide $458m.
4. Mark to market of interest rate swaps $5m.

Cash Flow Statement
Six month to 31 December '04

A$ million	Reported A GAAP	A-IFRS (unaudited)	Difference
Cash flows from operating activities[1]	686	610	(76)[2,3]
Cash flows used in investing activities	(2,387)	(2,349)	38[2]
Cash flows from financing activities	1,602	1,640	38[3]
Net decrease in cash	(99)	(99)	Nil

1. Operating cash includes net interest paid.
2. The reclassification of $38 million of tenant allowances expenditure from investing activities to operating activities.
3. The reclassification of $38 million of distribution payments to minorities from financing activities to operating activities.

Derivatives - Interest Rate Hedging

A$ million INTEREST EXPOSURE	Reported A GAAP 31 Dec 04	Reported A GAAP	A-IFRS
Interest bearing liabilities:			
- Consolidated net debt	13,538		
- Equity Accounted debt	3,394		
Cross currency swaps - A$166m, UK£162m (A$401m), US$4,367.5m (A$5,609m)	6,176		
Total	**23,108**		
HEDGING PROFILE			
Fixed rate loans - A$1,064m, UK£231m (A$572m), US$6,345m (A$8,149m)	9,785	Qualifies for hedge accounting	Qualifies for hedge accounting
Fixed rate derivatives - A$2,909m, UK£405m (A$1,002m), US$4,098m (A$5,262m)	9,173	Qualifies for hedge accounting	Does not qualify for hedge accounting
Unhedged (variable rate loans)	4,150		
Total	**23,108**		
% Hedged for accounting purposes under A-IFRS		**82.0%[1]**	**41.4%**
% Hedged economically		**82.0%[1]**	**82.0%[1]**

1. Approximately 90% excluding Duelguide debt of approximately UK£800m.

Derivatives - Balance Sheet and Currency Hedging

Balance Sheet Hedging A$ million	Reported A GAAP 31 Dec 04	Reported A GAAP	A-IFRS
Foreign currency denominated Net Assets - UK£236m (A$584m), US$4,893m (A$6,284m), NZ$1,604m (A$1,737m)	8,605		
Cross currency swaps – UK£162m (A$426m), US$4,367.5m (A$6,290m), NZ$(208m) (A$166m)	6,550	Qualifies for hedge accounting under reported A GAAP and A-IFRS	
Unhedged	2,055		
% Hedged for accounting purposes under A-IFRS		76%	76%
% Hedged economically		76%	76%

Currency Hedging

All Forward exchange contracts do not qualify for hedge accounting. Hedge accounting cannot be applied to derivatives entered into to hedge the foreign exchange exposure relating to revenues denominated in a foreign operation's functional currency.

APPENDIX 2

- A-IFRS Transitional Issues
- Summary Income Statement – Transitional Period
- Summary Balance Sheet – Transitional Perod

A-IFRS Transitional Issues

1. As a result of the amendments to the constitution of WAT and WT on 12 May 2005, Trust equity can now continue to be reflected as equity for the six months to 30 June 2005.
2. If the Westfield Group elects to early adopt the standards on hedge accounting and debt or equity classification (the optional application date is 1 July 2004, the required application date is 1 January 2005), the current view from ASIC is that the Trust equity would have to be reflected as debt for the comparative period to 31 December 2004 i.e. for the accounting period prior to that in which the constitutions were amended.
3. In order to avoid having to reflect Trust equity as debt in the comparative period, it is likely that Westfield will not elect to early adopt these two statements.
4. The non election to be an early adopter will however remove from the Income Statement and Balance Sheet the A-IFRS impact of mark to market of non qualifying derivatives and of debt instruments and the reclassification of minority interests to debt, but will allow the Trust units to be reflected as equity.
5. In order for the upcoming results for the 6 months to 30 June 2005 to be compared on a like for like basis with the comparative figures for the 6 months to 31 December 2004, we have provided the illustrative Income Statement and Balance Sheet as shown on slides 6 and 7 which reflects Trust units as equity and also the mark to market of non qualifying derivatives and of debt instruments and the reclassification of minority interests to debt.
6. If no relief is obtained from ASIC on the classification of Trust units as equity in the comparative period, it is likely that we will choose not to early adopt AASB 132 and 139. The Income Statement and Balance Sheet under this scenario are presented in slides 33 and 34.

Summary Income Statement - Transitional Period

6 months ended 31 December 2004

A$ million	Reported A GAAP	Property Revaluation	Mark to Market of non qualifying interest rate and currency derivatives and preference shares	Deferred Tax	Other	A-IFRS (unaudited)
EBIT	**1,169**	**2,758**	**-**	**(460)**	**5**	**3,472**
Interest	(255)	-	-	-	(6)	(261)
Profit before tax	**914**	**2,758**	**-**	**(460)**	**(1)**	**3,211**
Tax expense	(45)	-	-	(358)	-	(403)
Minority interests	(36)	(141)	-	-	-	(177)
Profit after tax	**833**	**2,617**	**-**	**(818)**	**(1)**	**2,631**
Basic EPS (cents)	49.49					156.86

Note: AASB 132 and 139 does not apply to the transitional period.

Summary Balance Sheet – Transitional Period

As at 31 December 2004

A$ million	Reported A GAAP	Mark to Market of non qualifying interest rate and currency derivatives and preference shares	Deferred Tax	Paid in value of minority interest reclassified to debt	Other	A-IFRS (unaudited)
Cash	236	-	-	-	-	236
Property investments	27,707	-	-	-	57	27,764
Net investment in equity accounted entities	3,790	-	(458)	-	-	3,332
Other assets	2,548	-	-	-	(5)	2,543
Total assets	**34,281**	**-**	**(458)**	**-**	**52**	**33,875**
Borrowings	14,058	-	-	-	112	14,170
Deferred tax liabilities	177	-	1,092	-	-	1,269
Other liabilities	1,543	-	-	-	-	1,543
Minority interests	652	-	-	-	-	652
Total liabilities	**16,430**	**-**	**1,092**	**-**	**112**	**17,634**
Net assets	**17,851**	**-**	**(1,550)**	**-**	**(60)**	**16,241**
NTA ($ per security)	10.61					9.68

Note: AASB 132 and 139 does not apply to the transitional period.

Disclaimer

The information provided in this presentation represents our current views of the consequences for the Westfield Group of adopting International Financial Reporting Standards and their Australian equivalents (A-IFRS).

It is in the process of being independently verified or audited and therefore remains subject to change.

It represents our assessment of the impact of the application of A-IFRS to the historical results of the Westfield Group. Changes in the Group's underlying business or its policies may give rise to differences in the application of A-IFRS, or to different accounting or financial results in future periods.

Further, continued development and interpretation of accounting standards by relevant authorities could affect the impact of A-IFRS on the Group's financial results in future periods.

No representation or warranty is made as to the accuracy, completeness or reliability of the information. Any forward looking information in this presentation has been prepared on the basis of a number of assumptions and current expectations regarding future events which may prove to be incorrect. This presentation must not be relied upon as a recommendation or forecast by the Westfield Group. Actual events or results may differ materially from the events or results expressed or implied in any forward looking statement.

Australian Securities & Investments Commission

SENDER TO KEEP
BN8903880

RECEIVED Express posted 1/7/05

2005 SEP 18 A 11:23

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Form 484
Corporations Act 2001

Change to company details

Sections A, B or C may be lodged independently with this signed cover page to notify ASIC of:

A1 Change of address
A2 Change of name - officeholders or members
A3 Change - ultimate holding company

B1 Cease company officeholder
B2 Appoint company officeholder
B3 Special purpose company

C1 Cancellation of shares
C2 Issue of shares
C3 Change to share structure
C4 Changes to the register of members

If there is insufficient space in any section of the form, you may photocopy the relevant page(s) and submit as part of this lodgement

Company details

Refer to guide for information about corporate key

Company name
Westfield Holdings Limited

ACN/ABN
66 001 671 496

Corporate key
95793579

Lodgement details

Who should ASIC contact if there is a query about this form?

Name
Graeme Blackett

ASIC registered agent number (if applicable)
16234

Telephone number
02 9358 7967

Postal address
GPO Box 4004
Sydney NSW 2001

Total number of pages including this cover sheet

Please provide an estimate of the time taken to complete this form.
hrs mins

Signature

This form must be signed by a current officeholder of the company.

I certify that the information in this cover sheet and the attached sections of this form are true and complete.

Name
Simon Julian Tuxen

Capacity
[ ] Director
[X] Company secretary

Signature

Date signed
01/07/05
[D D] [M M] [Y Y]

Lodgement

Send completed and signed forms to:
Australian Securities and Investments Commission,
PO Box 4000, Gippsland Mail Centre VIC 3841.

Or lodge the form electronically by visiting the ASIC website
www.asic.gov.au

For help or more information
Telephone 03 5177 3988
Email info.enquiries@asic.gov.au
Web www.asic.gov.au

Section C completion guide

Standard share codes
Refer to the following table for the share class codes for sections C1, C2, C3 and C4

Share class code	Full title	Share class code	Full title
A	A	PRF	preference
B	B ...etc	CUMP	cumulative preference
EMP	employee's	NCP	non-cumulative preference
FOU	founder's	REDP	redeemable preference
LG	life governor's	NRP	non-redeemable preference
MAN	management	CRP	cumulative redeemable preference
ORD	ordinary	NCRP	non-cumulative redeemable preference
RED	redeemable	PARP	participative preference
SPE	special		

If you are using the standard share class codes you do not need to provide the full title for the shares, just the share class code.

If you are not using the standard share class code, enter a code of no more than 4 letters and then show the full title.

Sections to complete
Use the table below to identify the sections of this form to complete (please indicate the sections that have been completed). Completion of this table is optional.

	C1 - Cancellation of shares	C2 - Issue of shares	C3 - Change to share structure table	C4 - Change to members register
Issue of shares				
☐ Proprietary company	Not required	✓	✓	✓
Public company				
☐ if in response to the Annual company statement	Not required	✓	✓	✓
☒ if not in response to the Annual company statement	Not required	✓	Not required	Not required
Cancellation of shares				
☐ Proprietary company	✓	Not required	✓	✓
Public company				
☐ if in response to the Annual company statement	✓	Not required	✓	✓
☐ if not in response to the Annual company statement	✓	Not required	Not required	Not required
Transfer of shares				
☐ Proprietary company	Not required	Not required	Not required	✓
Public company				
☐ if in response to the Annual company statement	Not required	Not required	Not required	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required
Changes to amounts paid				
☐ Proprietary company	Not required	Not required	✓	✓
Public company				
☐ if in response to the Annual company statement	Not required	Not required	✓	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required
Changes to beneficial ownership				
☐ Proprietary company	Not required	Not required	Not required	✓
Public company				
☐ if in response to the Annual company statement	Not required	Not required	Not required	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required

To notify ASIC about a division or conversion of a class of shares, you must lodge a form 211 within 28 days of the change occurring.

To notify ASIC about a conversion of shares into larger or smaller numbers, you must lodge a form 2205B within 28 days of the change occurring.

C1 Cancellation of shares

Reason for cancellation
Please indicate the reason that shares have been cancelled (select one or more boxes)

Redeemable preference shares — **S.254J**

- [ ] Redeemed out of profits
- [ ] Redeemed out of proceeds of a fresh issue of shares

Capital reduction — **S.256A - S.256E**

- [ ] Single shareholder company
- [ ] Multiple shareholder company. A Form 2560 must be lodged before a capital reduction takes place

Share buy-back. — **ss.257H(3)**

- [ ] Minimum holding buy-back by listed company
- [ ] Other buy-back type. A form 280 or 281 must be lodged at least 14 days, and no more than 1 year before the share buy-back can take place

- [ ] Forfeited shares — **S.258D**

Shares returned to a public company — **ss.258E(2) & (3)**

- [ ] Under section 651C, 724(2), 737 or 738
- [ ] Under section 1325A (court order)

- [ ] Other

Description

Give section reference

Details of cancelled shares

List the details of shares cancelled in the following table

Share class code	Number of shares cancelled	Amount paid (cash or otherwise)

Earliest date of change
Please indicate the earliest date that any of the above changes occurred.

[D D] / [M M] / [Y Y]

C2 Issue of shares

List details of new share issues in the following table.

Share class code	Number of shares issued	Amount paid per share	Amount unpaid per share
ORD	3,097,010	$4.63	nil
ORD	3,562	$ nil	nil

Earliest date of change

Please indicate the earliest date that any of the above changes occurred

28/06/05

[D D] [M M] [Y Y]

If shares were issued for other than cash, were some or all of the shares issued under a written contract?

☐ **Yes**

if yes, proprietary companies must also lodge a Form 207Z certifying that all stamp duties have been paid. Public companies must also lodge a Form 207Z and either a Form 208 or a copy of the contract.

☐ **No**

if no, proprietary companies are not required to provide any further documents with this form. Public companies must also lodge a Form 208.

C3 Change to share structure

Where a change to the share structure table has occurred (eg. as a result of the issue or cancellation of shares), please show the updated details for the share classes affected. Details of share classes not affected by the change are not required here.

Share class code	Full title if not standard	Total number of shares (current after changes)	Total amount paid on these shares	Total amount unpaid on these shares

Earliest date of change

Please indicate the earliest date that any of the above changes occurred

[D D] [M M] [Y Y]

☐☐/☐☐/☐☐

Lodgement details

Is this document being lodged to update the Annual Company Statement that was sent to you?

☐ Yes

☒ No

C4 Changes to the register of members

Use this section to notify changes to the register of members for your company (changes to the shareholdings of members):

- If there are 20 members or less in a share class, all changes need to be notified
- If there are more than 20 members in a share class, only changes to the top twenty need be notified (s178B)
- If shares are jointly owned, you must also provide names and addresses of all joint owners on a separate sheet (annexure), clearly indicating the share class and with whom the shares are jointly owned

The changes apply to
Please indicate the name and address of the member whose shareholding has changed

☐ Family name ______ Given names ______

OR

☐ Company name ______

ACN/ARBN/ ABN ______

Office, unit, level, or PO Box number ______

Street number and Street name ______

Suburb/City ______ State/Territory ______

Postcode ______ Country (if not Australia) ______

Earliest date of change
Please indicate the earliest date that any of the following changes occurred.

Date of change
☐☐/☐☐/☐☐
[D D] [M M] [Y Y]

The changes are

Share class code	Shares increased by ... (number)	Shares decreased by ... (number)	Total number now held	*Total $ paid on these shares	*Total $ unpaid on these shares	Fully paid (y/n)	Beneficially held (y/n)	Top 20 member (y/n)

* Public companies are not required to provide these details

Date of entry of member's name in register
(New members only)

Date of entry
☐☐/☐☐/☐☐
[D D] [M M] [Y Y]



The GPT Group
ASX Announcement & Media Release

GPT ANNOUNCES IMPLEMENTATION OF PENRITH AND WODEN TRANSACTIONS

1 July 2005

GPT today announced that it had implemented with Westfield, the transaction regarding the Woden Plaza Retail Centre that was outlined in the Notice of Meeting and Explanatory Memorandum dated 2 May 2005. Both parties are proceeding to implement the transaction in relation to the Penrith Plaza Retail Centre.

As part of these transactions Westfield will replace Lend Lease as the property manager for both assets.

As outlined in the Notice of Meeting and Explanatory Memorandum, GPT will continue as an owner of a 50% interest in each of these centres.

GPT also sold its one of its smaller Homemaker City assets. Homemaker City Underwood, in Brisbane, was sold for $19.01 million, substantially above the book value at 31 December 2004 of $13.0 million. The asset, which was a smaller non-core component of the Portfolio had been acquired with the original portfolio in November 2001 for approximately $10.5 million.

ENDS

Enquiries

For further information please contact:

Michael O'Brien, Chief Operating Officer
Ph: +612 8239 3544

30 June 2005

Westfield

Westfield Group
Level 24, Westfield Towers
100 William Street
Sydney NSW 2011
GPO Box 4004
Sydney NSW 2001
Australia

Telephone 02 9358 7000
Facsimile 02 9358 7077
Internet www.westfield.com

The Manager
Company Announcements Office
Australian Stock Exchange Limited
Level 4, Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam

RE: WESTFIELD GROUP (ASX:WDC)
ISSUE OF STAPLED SECURITIES PURSUANT TO EXERCISE OF OPTIONS

Please be advised that 3,562 ordinary stapled securities (the "New Securities") have been issued as a consequence of the exercise of executive options.

The New Securities will rank for distributions from 1 January 2005 and will rank equally with other stapled securities currently on issue.

Yours faithfully
WESTFIELD GROUP

Simon Tuxen
Company Secretary

encl

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

**New issue announcement,
application for quotation of additional securities
and agreement**

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

Westfield Group

ABN

Westfield Holdings Limited ABN 66 001 671 496 Westfield Trust ARSN 090 849 746 Westfield America Trust ARSN 092 058 449

We (the entity) give ASX the following information.

Part 1 - All issues
You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary stapled securities
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	3,562
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Same terms as existing ordinary stapled securities.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes.
5	Issue price or consideration	Nil
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	The stapled securities were issued as a consequence of the exercise of executive options.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	30 June 2005

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	1,721,458,364	Ordinary stapled-securities

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	538,500	Options (Deutsche Bank)
		28,089,524	Options (Westfield America Trust)
		1,158,600	Options (Executive)

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	There will be no change in distribution policy

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	N/A
12	Is the issue renounceable or non-renounceable?	N/A
13	Ratio in which the +securities will be offered	N/A
14	+Class of +securities to which the offer relates	N/A
15	+Record date to determine entitlements	N/A
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	N/A
17	Policy for deciding entitlements in relation to fractions	N/A
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	N/A
19	Closing date for receipt of acceptances or renunciations	N/A

+ See chapter 19 for defined terms.

20	Names of any underwriters	N/A
21	Amount of any underwriting fee or commission	N/A
22	Names of any brokers to the issue	N/A
23	Fee or commission payable to the broker to the issue	N/A
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A
25	If the issue is contingent on +security holders' approval, the date of the meeting	N/A
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A
28	Date rights trading will begin (if applicable)	N/A
29	Date rights trading will end (if applicable)	N/A
30	How do +security holders sell their entitlements *in full* through a broker?	N/A
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	N/A

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A
33	+Despatch date	N/A

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☑ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	N/A
39	Class of +securities for which quotation is sought	N/A
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	N/A
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	N/A

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class
N/A	N/A

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 30 June 2005
(Company secretary)

Print name: Simon Julian Tuxen

== == == == ==

+ See chapter 19 for defined terms.

28 June 2005



Westfield Group
Level 24, Westfield Towers
100 William Street
Sydney NSW 2011
GPO Box 4004
Sydney NSW 2001
Australia

Telephone 02 9358 7000
Facsimile 02 9358 7077
Internet www.westfield.com

The Manager
Company Announcements Office
Australian Stock Exchange Limited
Level 4, Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam

RE: WESTFIELD GROUP (ASX:WDC)
ISSUE OF STAPLED SECURITIES PURSUANT TO EXERCISE OF OPTIONS

Please be advised that 3,097,010 ordinary stapled securities (the "New Securities") have been issued as a consequence of the exercise of options held by Deutsche Bank AG.

The New Securities will rank for distributions from 1 January 2005 and will rank equally with other stapled securities currently on issue.

Yours faithfully
WESTFIELD GROUP

Simon Tuxen
Company Secretary

encl

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

**New issue announcement,
application for quotation of additional securities
and agreement**

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

Westfield Group

ABN

Westfield Holdings Limited ABN 66 001 671 496
Westfield Trust ARSN 090 849 746
Westfield America Trust ARSN 092 058 449

We (the entity) give ASX the following information.

Part 1 - All issues
You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary stapled securities
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	3,097,010
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Same terms as existing ordinary stapled securities.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes.
5	Issue price or consideration	$43,000,000
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	The stapled securities were issued as a consequence of the exercise of unquoted options issued to Deutsche Bank AG.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	28 June 2005

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	1,721,454,802	Ordinary stapled-securities

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	538,500 28,089,524 1,183,600	Options (Deutsche Bank) Options (Westfield America Trust) Options (Executive)

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	There will be no change in distribution policy

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	N/A
12	Is the issue renounceable or non-renounceable?	N/A
13	Ratio in which the +securities will be offered	N/A
14	+Class of +securities to which the offer relates	N/A
15	+Record date to determine entitlements	N/A
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	N/A
17	Policy for deciding entitlements in relation to fractions	N/A
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	N/A
19	Closing date for receipt of acceptances or renunciations	N/A

+ See chapter 19 for defined terms.

20	Names of any underwriters	N/A
21	Amount of any underwriting fee or commission	N/A
22	Names of any brokers to the issue	N/A
23	Fee or commission payable to the broker to the issue	N/A
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A
25	If the issue is contingent on +security holders' approval, the date of the meeting	N/A
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A
28	Date rights trading will begin (if applicable)	N/A
29	Date rights trading will end (if applicable)	N/A
30	How do +security holders sell their entitlements *in full* through a broker?	N/A
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	N/A

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A
33	+Despatch date	N/A

Part 3 - Quotation of securities
You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☑ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	N/A
39	Class of +securities for which quotation is sought	N/A
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	N/A
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	N/A

No.	Item	Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)	N/A	N/A

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty
- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: (Company secretary) Date: 28 June 2005

Print name: Simon Julian Tuxen

== == == == ==

+ See chapter 19 for defined terms.





RECEIVED

2005 SEP 18 A 11: 18

OFFICE OF INTERNATIONAL CORPORATE FINANCE

By facsimile to: 9358 7241

ASIC

Australian Securities & Investments Commission

Level 18, No.1 Martin Place, Sydney
GPO Box 9827 Sydney NSW 2001
DX 653 Sydney

Telephone: (02) 9911 2000
Facsimile: (02) 9911 2333

27 June 2005

Ms M McGrath
Corporate Solicitor
Westfield Holdings Ltd
GPO Box 4004
Sydney NSW 2001

Dear Maureen

Carindale Property Trust
ARSN 093 261 744 ("the Trust")
Section 340(1) Corporations Act

I refer to your application in respect of the Trust for exemption from the provisions of sub-section 323D(3) of the Corporations Act 2001 dated 13 May 2005.

The application has been approved and a copy of the instrument is enclosed.

In the event of any questions the writer can be contacted on 9911 2129.

Yours faithfully

Michael Donnelly
Australian Securities and Investments Commission

AUSTRALIAN SECURITIES AND INVESTMENTS COMMISSION
CORPORATIONS ACT 2001 SUBSECTION 340(1)
ORDER

Pursuant to subsection 340(1) of the Corporations Act 2001 ("the Act"), the Australian Securities and Investments Commission relieves the persons specified in Schedule A from the requirements of subsection 323D(3) of the Act, in the case specified in Schedule B, on the conditions specified in Schedule C:

Schedule A

Westfield Holdings Limited ACN 001 671 496("the Company")

Schedule B

The synchronisation of the financial year of Carindale Property Trust ARSN 093 261 744 ("CPT") with the financial year of the Company.

Schedule C

1. The Company and CPT are "disclosing entities" as defined in section 111AC of the Act
2. CPT's financial report for each half-year following the date of this order is audited.
3. CPT is not a wholly owned subsidiary of the Company
4. The directors of each of the Company and the responsible entity of CPT include a brief statement explaining the effect of this order in the directors' report for each half-year and each financial year following the date of this order.

Dated: 27 June 2005

Michael Donnelly
as Delegate for the Australian Securities and Investments Commission

Form 605

To: Westfield Group Ordinary/Units Fully Paid Stapled Securities

ACN/ARSN:

1. Details of substantial holder

Name: Commonwealth Bank of Australia ACN 123 123 124 (CBA), and their subsidiaries listed in Annexure "A" to this notice (Commonwealth Bank Group)

The holder ceased to be a substantial holder on	14/06/2005
The previous notice was given to the company on	26/05/2005
The previous notice was dated	23/05/2005

2. Changes in relevant interest

Particulars of each change in, or change in the nature of, a relevant interest of the substantial shareholder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

As set out in the Annexure marked with the letter 'B' and annexed hereto..

3. Changes in association

The persons who have become associates of, ceased to be associates of, or have changed the nature of their association with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name	Nature of Association
CBA and Commonwealth Bank Group	The Commonwealth Bank Group (other than Commonwealth Bank of Australia) are body corporates controlled by Commonwealth Bank of Australia and are therefore associates of Commonwealth Bank of Australia and of each other for the purposes of the Corporations Act.

4. Address

The addresses of persons named in this form are as follows:

Name	Address
CBA and Commonwealth Bank Group	C/- Level 2, 48 Martin Place Sydney NSW 1155

5. Signature

....

John Damien Hatton – Company Secretary

Dated the 17 day of June2005.

Annexure A

This is the annexure mark A of 2 pages referred to in Form 605, Notice of ceasing to be a Substantial Holder of Commonwealth Bank of Australia ACN 123 123 124 and certain other companies dated 14/06/2005

John Damien Hatton – Company Secretary

SCHEDULE

A.C.N. 004 929 962 Pty Ltd (ACN 4929962)
A.C.N. 080 159 762 Pty Ltd (ACN 80159762)
ACAPM Holdings B Pty Limited (ACN 99726486)
Aetna Properties Ltd (ACN 572225)
AGAL Holdings Pty Limited (ACN 96911367)
Aquashell Pty Limited (ACN 57036076)
Armraynald Investments Pty Limited (ACN 68291403)
Australian Company Number 002 680 471 Pty Limited (ACN 2680471)
Australian TIC Management Pty Limited (ACN 2213952)
Bennelong Centre Pty Ltd (ACN 7328949)
Brookhollow Ave Pty Limited (ACN 81129660)
CB-CLA Limited (ACN 3069458)
CB-CLAS Limited (ACN 3177222)
CB-CLHA Limited (ACN 3742747)
CB-CLPF Limited (ACN 1657503)
CB-CLRA Pty Limited (ACN 1826893)
CBA CORPORATE SERVICES (NSW) PTY LIMITED (72765434)
CBA Indemnity Co. Pty Limited (ACN 72183290)
CBA Investments (No 2) Pty Limited (ACN 73093286)
CBA Leasing (No 2) Pty Limited (ACN 64489238)
CBA Specialised Financing Limited (ACN 8544554)
CBFC Limited (ACN 8519462)
CC Group Holdings Pty Ltd (ACN 5934083)
Chullora Equity Investment (No 1) Pty Limited (ACN 70676943)
Chullora Equity Investment (No 3) Pty Limited (ACN 70677431)
CM Somerton Pty Ltd (ACN 5367671)
CMG Asia Pty Ltd (ACN 75668932)
CMG CH China Funds Management Limited (ACN 61146183)
Collateral Leasing Pty Limited (ACN 2681218)
Colonial Agricultural Company Limited (ACN 3963862)
Colonial Asset Management Limited (ACN 64031769)
Colonial e.Com Ltd (ACN 3345766)
Colonial Finance (Australia) Ltd (ACN 89843041)
Colonial Financial Corporation Limited (ACN 29818)
Colonial First State Fund Services Ltd (ACN 3257001)
Colonial First State Investments Limited (CFSIL) (ACN 2348352)
Colonial First State Private Equity Limited (ACN 2642819)
Colonial First State Property Holdings No 3 Pty Ltd (ACN 8100445)
Colonial First State Property Limited (ACN 85313926)
Colonial Holding Company Pty Ltd (ACN 74706782)
Colonial International Factors Pty Limited (ACN 83082973)
Colonial Investments Holding Pty Ltd (ACN 75668987)
Colonial Limited (ACN 74042112)
Colonial Mutual Funds Limited (ACN 6734514)
Colonial Mutual Superannuation Pty Ltd (ACN 6831983)
Colonial PCA Holdings Pty Ltd (ACN 50535647)
Colonial PCA Services Ltd (ACN 3900187)
Colonial Protection Insurance Pty Limited (ACN 83055967)
Colonial South Australia Limited (ACN 69065130)
Colonial State Residual (No 2) Pty Ltd (ACN 75733032)
Colonial Tasman Pty Ltd (ACN 83840644)
Commonwealth Bank Officers Superannuation Corporation Pty Ltd (074519798)
Commonwealth Capital Limited (ACN 78898370)
Commonwealth Development Bank of Australia Limited (ACN 74707458)
Commonwealth Fleet Lease Pty Limited (ACN 3429356)
Commonwealth Group Pty Limited (ACN 87485078)

A.C.N. 007 255 521 Pty Ltd (ACN 7255521)
ACAPM Holdings A Pty Limited (ACN 99726495)
ACAPM Pty Limited (ACN 99744297)
AFS Life Finance Pty Limited (ACN 85514147)
Antarctic Shipping Pty Ltd (ACN 3622491)
Aquasten Pty Ltd (ACN 6485785)
Australian Bank Limited (ACN 8558601)
Australian Company Number 008 521 579 Pty Limited (ACN 8521579)
Avanteos Investments Limited (ACN 066 862 977)
Bizserv Pty Ltd (ACN 94234812)
CAPITAL 121 PTY LIMITED (ACN 3148187)
CB-CLARI Pty Limited (ACN 1826884)
CB-CLFIA Limited (ACN 3123233)
CB-CLMM Limited (ACN 6507731)
CB-CLPSG Limited (ACN 2585695)
CB-CLSA Limited (ACN 3774865)
CBA Corporate Services (VIC) Pty Limited (ACN 72103532)
CBA International Finance Pty Limited (ACN 63487589)
CBA Investments Limited (ACN 835423)
CBA Rail & Tram Company Pty Limited (ACN 92452625)
CBFC Leasing Pty Limited (ACN 8520965)
CBFC Properties Pty Limited (ACN 770454)
CFS Managed Property Limited (ACN 6464428)
Chullora Equity Investment (No 2) Pty Limited (ACN 70676710)
CISL (Hazelwood) Pty Limited (ACN 74747185)
CMG Asia Limited (ACN)
CMG Asia Trustee Company Limited (ACN)
CMG CH China Investments Limited (ACN 61513675)
Colonial AFS Services Pty Ltd (ACN 83514667)
Colonial Asset Finance Pty Ltd (ACN 89354370)
Colonial Australian Superannuation Ltd (ACN 3244040)
Colonial Employee Share Plan Pty Ltd (ACN 75669028)
Colonial Finance Limited (ACN 67105435)
Colonial Financial Management Limited (ACN 7299498)
Colonial First State Group Limited (ACN 4405556)
Colonial First State Private Capital Limited (ACN 2785739)
Colonial First State Property Holdings No 2 Pty Ltd (ACN 511624)
Colonial First State Property Investment Limited (ACN 3466117)
Colonial Holding Company (No 2) Pty Ltd (ACN 75333390)
Colonial Insurance Services Pty Ltd (ACN 83157117)
Colonial Investment Services Ltd (ACN 2451970)
Colonial LGA Holdings Limited (ACN 1634439)
Colonial Mutual Deposit Services Ltd (ACN 6227809)
Colonial Mutual Property Group Pty Ltd (ACN 7322429)
Colonial Net Limited (ACN 2902712)
Colonial PCA Properties Ltd (ACN 3354247)
Colonial Portfolio Services Limited (ACN 66649241)
Colonial Services Pty Limited (ACN 75733023)
Colonial State Residual (No 1) Pty Ltd (ACN 3909402)
Colonial Statutory Funds Management Limited (ACN 2807221)
Colonial Trade Services (Hong Kong) Limited (ACN)
Commonwealth Capital Corporation Limited (ACN 78898432)
Commonwealth Custodial Services Limited (CCSL) (ACN 485487)
COMMONWEALTH FINANCIAL PLANNING LIMITED (ACN 3900169)
Commonwealth Funds Management Limited (CFM) (ACN 52289442)
Commonwealth Insurance Holdings Limited (ACN 88327959)

Commonwealth Insurance Limited (ACN 67524216)	Commonwealth Investment Services Limited (CISL) (ACN 3049830)
Commonwealth Investments Pty Limited (ACN 65166305)	Commonwealth Life Limited (CLL) (ACN 3610008)
Commonwealth Managed Investments Limited (CMIL) (ACN 84098180)	Commonwealth Property Pty Limited (ACN 94052436)
Commonwealth Securities (Japan) Pty Limited (ACN 86971922)	COMMSERVE FINANCIAL LTD
COMMWEALTH INTERNATIONAL HOLDINGS PTY LIMITED (ACN 74025371)	Comsec Trading Limited (ACN 3485952)
CST Securitisation Management Limited (ACN 80151337)	Darontin Pty Ltd (ACN 7029209)
Emerald Holding Company Limited (ACN 66147528)	Fazen Pty Ltd (ACN 3066760)
Financial Wisdom Limited (ACN 6646108)	First State (Hong Kong) LLC (F8489)
First State Investment International Limited (Regd Scot 79063)	First State Investment Management (UK) Limited (Regd Scotland 47708)
FIRST STATE INVESTMENT MANAGERS (ASIA) LIMITED (ACN 54571701)	First State Investment Services (UK) Limited (Regd England & Wales 3904320)
First State Investments (Hong Kong) Limited (206616)	First State Investments (Singapore) (196900420D)
First State Investments (UK) Limited (Regd Eng/Wales 2294743)	First State Investments Holdings (Singapore) Limited (Regd 199901706Z)
First State Nominees (Hong Kong) Ltd (206615)	FIVE D PROPERTY MANAGEMENT (NSW) PTY LTD (ACN 7301582)
FIVE D PROPERTY MANAGEMENT (QLD) PTY LTD (ACN 7301573)	FIVE D PROPERTY MANAGEMENT (SA) PTY LTD (ACN 7322438)
FIVE D PROPERTY MANAGEMENT (VIC) PTY LTD (ACN 7301591)	FIVE D PROPERTY MANAGEMENT (WA) PTY LTD (ACN 83531579)
Fleet Care Services Pty Ltd (ACN 74503530)	Fouron Pty Ltd (ACN 3066840)
Gandel Chambers Pty Ltd (ACN 104 741 102)	GATX Rail (BY-1) Pty Limited (ACN 90495999)
GATX Rail (BY-2) Pty Limited (ACN 90495980)	GATX Rail (BY-3) Pty Limited (ACN 90495971)
GATX Rail (BY-4) Pty Limited (ACN 90495962)	GATX Rail (SW-1) Pty Limited (ACN 90496058)
GATX Rail (SW-2) Pty Limited (ACN 90496030)	GATX Rail (SW-3) Pty Limited (ACN 90496021)
GATX Rail (SW-4) Pty Limited (ACN 90496012)	GATX Rail (Victoria) Pty Limited (ACN 90065964)
Gold Star Mortgage Management Pty Ltd (ACN 63742049)	Goldman Sachs (Asia) L.L.C (ABN 35 717 040 327)
Hazelwood Investment Company Pty Limited (ACN 75041360)	HFV6 PTY LIMITED (ACN 76980740)
HIC Finance Pty Limited (ACN 75495528)	Homepath Pty Limited (ACN 81986530)
Infravest (No 1) Limited (ACN 60472522)	Infravest (No 2) Limited (ACN 71656865)
Investment Co Pty Ltd (ACN 83405627)	Jacques Martin Administration and Consulting Pty Ltd (ACN 6787748)
Jacques Martin Pty Ltd (ACN 6100830)	Keystone Financial Services Ltd (ACN 65021418)
Lazarose Pty Ltd (ACN 3816448)	Leaseway Transportation Pty Limited (ACN 78463457)
LG Inc. (ACN)	MMAL Fleet Lease Arranger Pty Ltd (ACN 76409526)
Nimitz Nominees Pty Ltd (ACN 3505959)	P. and B. Properties Pty Ltd (ACN 9499512)
Perpetual Stock Pty Limited (ACN 65094886)	PFM Holdings Pty Ltd (ACN 3290597)
Retail Investor Pty Limited (ACN 60625194)	RVG Administration Company Pty Limited (ACN 70835344)
S.B.T. Properties Pty Ltd (ACN 9517328)	SBN Nominees Pty Ltd (ACN 3501773)
SBSSW (Delaware) Inc (ACN)	SBV Nominees Limited (ACN 6291854)
Securitisation Advisory Services Pty Limited (ACN 64133946)	Securitisation Custodian Pty Limited (ACN 76980704)
Senbary Pty Limited (ACN 83183242)	Share Investments Pty Limited (ACN 54210276)
SIF Railway No 1 Pty Limited (ACN 96458730)	SIF Railway No 2 Pty Limited (ACN 96458758)
SME Custodians Pty Ltd (ACN 81924110)	SME Equities Limited (ACN 78207780)
SME Growth Limited (ACN 79678194)	South Australian Fleet Lease Arranger Pty Ltd (ACN 73607440)
Sparad (No 24) Pty Limited (ACN 57975087)	Sparad (No 26) Pty Limited (ACN 54797965)
State Nominees Limited (ACN 677350)	Super Partners Pty Limited (ACN 81837961)
Tactical Global Management Limited (ACN 77796411)	The Colonial Mutual Life Assurance Society Ltd (ACN 4021809)
Vanoti Pty Ltd (ACN 3519284)	Victorian Fleet Lease Arranger Pty Limited (ACN 77164811)
Wezen Pty Ltd (ACN 3501817)	

End of Annexure A

This is the Annexure marked "B" of 3 pages referred to in the Notice of Substantial Shareholding dated 14 June 2005.

Colonial First State Inv Managers
Transaction listing for the period 24/05/2005 to 14/06/2005 (as per F10 function) Page 1
For Security WDC.AU Westfield Group Ordinary/Units Fully Paid Stapled Securities

Fund	nd Pfolio	Trans.	Ccy	Date	Units		Cost/Proceeds	
CC	IEQF	OS-SAL	AUD	10/06/2005	-7321		-126993	
						-7321		-126993.01
CC	IEQI	OS-SAL	AUD	10/06/2005	-30042		-521120.6	
						-30042		-521120.6
CC	IGRF	OS-PUR	AUD	24/05/2005	13513		228463.3	
CC	IGRF	OS-SAL	AUD	25/05/2005	-1608		-27009.88	
CC	IGRF	OS-SAL	AUD	25/05/2005	-3515		-59182.06	
CC	IGRF	OS-SAL	AUD	30/05/2005	-10153		-170019.6	
CC	IGRF	OS-PUR	AUD	01/06/2005	28520		486747.3	
CC	IGRF	OS-PUR	AUD	02/06/2005	1586		27373.9	
CC	IGRF	OS-PUR	AUD	03/06/2005	5922		101553.8	
CC	IGRF	OS-SAL	AUD	06/06/2005	-9128		-155890	
CC	IGRF	OS-SAL	AUD	06/06/2005	-398		-6824.94	
CC	IGRF	OS-SAL	AUD	10/06/2005	-7894		-136614.5	
						16845		288597.39
CC	IINF	OS-SAL	AUD	10/06/2005	-7088		-122951.3	
						- 7,088		- 122,951
TOTAL						- 27,606		- 482,488
CL	G3C	OS-PUR	AUD	24/05/2005	73160		1236911	
CL	G3C	OS-SAL	AUD	25/05/2005	-5409		-90856	
CL	G3C	OS-SAL	AUD	25/05/2005	-11823		-199063.9	
CL	G3C	OS-PUR	AUD	01/06/2005	3627		61901.55	
CL	G3C	OS-PUR	AUD	02/06/2005	92054		1588825	
CL	G3C	OS-SAL	AUD	06/06/2005	-6395		-109215.2	
CL	G3C	OS-SAL	AUD	06/06/2005	-280		-4801.47	
						144,934		2,483,701
TOTAL						144,934		2,483,701
CM	EABS03	OS-PUR	AUD	07/06/2005	3000		51675.08	
						3000		51675.08
CM	EASS03	OS-PUR	AUD	08/06/2005	5000		86950	
						5000		86950
CM	EASS05	OS-PUR	AUD	08/06/2005	12100		211176.5	
						12100		211176.52
CM	EASS06	OS-SAL	AUD	25/05/2005	-276735		-4640846	
CM	EASS06	OS-SAL	AUD	26/05/2005	-12449		-208587.6	
						-289184		-4849433.56
CM	EASS15	OS-SAL	AUD	09/06/2005	-24		-414.83	
CM	EASS15	OS-SAL	AUD	09/06/2005	-52		-903.24	
CM	EASS15	OS-PUR	AUD	14/06/2005	77		1336.72	
CM	EASS15	OS-PUR	AUD	14/06/2005	51		888.33	
						52		906.98
CM	EASS16	OS-PUR	AUD	27/05/2005	1060		17688.31	
CM	EASS16	OS-PUR	AUD	06/06/2005	1230		21153.06	
						2290		38841.37
CM	EASS19	OS-SAL	AUD	25/05/2005	-225787		-3778034	
CM	EASS19	OS-SAL	AUD	25/05/2005	-162471		-2731708	
CM	EASS19	OS-PUR	AUD	31/05/2005	1161		19685.79	
						-387097		-6490055.67
CM	EASS22	OS-PUR	AUD	25/05/2005	276735		4640846	
						276735		4640845.95
CM	EGPS01	OS-SAL	AUD	03/06/2005	-1509235		-25820689	
						-1509235		-25820689.02
CM	EPSS01	OS-PUR	AUD	24/05/2005	57365		966488.3	
CM	EPSS01	OS-PUR	AUD	26/05/2005	175000		2937244	
						232365		3903732.67

CM	EPSS02	OS-PUR	AUD	02/06/2005	10300		177160	
CM	EPSS02	OS-PUR	AUD	03/06/2005	14880		255046.3	
CM	EPSS02	OS-SAL	AUD	09/06/2005	-9130		-157062.5	
						16050		275143.81
CM	EPSS03	OS-PUR	AUD	27/05/2005	29300		489224.9	
CM	EPSS03	OS-PUR	AUD	03/06/2005	20000		342708.9	
						49300		831933.86
CM	EPSS05	OS-PUR	AUD	31/05/2005	2500		42086.1	
CM	EPSS05	OS-PUR	AUD	06/06/2005	1000		17205.2	
CM	EPSS05	OS-SAL	AUD	09/06/2005	-1000		-17327	
						2500		41964.3
CM	EPSS06	OS-PUR	AUD	24/05/2005	37800		640129.6	
CM	EPSS06	OS-PUR	AUD	30/05/2005	8241		138429.9	
CM	EPSS06	OS-PUR	AUD	30/05/2005	19613		330319.3	
CM	EPSS06	OS-SAL	AUD	07/06/2005	-12910		-221254.1	
CM	EPSS06	OS-SAL	AUD	07/06/2005	-2661		-45715.98	
CM	EPSS06	OS-SAL	AUD	07/06/2005	-5326		-91392.3	
CM	EPSS06	OS-PUR	AUD	10/06/2005	17909		310642.9	
						62666		1061159.22
CM	EPSS08	OS-PUR	AUD	26/05/2005	15000		251763.8	
CM	EPSS08	OS-PUR	AUD	01/06/2005	15000		255934.6	
						30000		507698.39
CM	EPSS10	OS-PUR	AUD	26/05/2005	2126		35735.11	
CM	EPSS10	OS-PUR	AUD	30/05/2005	1984		33361.3	
CM	EPSS10	OS-SAL	AUD	31/05/2005	-104		-1754.98	
CM	EPSS10	OS-PUR	AUD	01/06/2005	227		3871.54	
CM	EPSS10	OS-PUR	AUD	03/06/2005	309		5310.25	
						4,542		76,523
TOTAL						- 1,488,916	-	25,431,627
CP	ASBPS	OS-SAL	AUD	10/06/2005	-47780		-828340.4	
						-47780		-828340.36
CP	MACSN	OS-PUR	AUD	24/05/2005	2260		38206.81	
CP	MACSN	OS-PUR	AUD	25/05/2005	1281		21568.2	
CP	MACSN	OS-PUR	AUD	01/06/2005	1905		32511.59	
CP	MACSN	OS-PUR	AUD	02/06/2005	9500		163955	
CP	MACSN	OS-PUR	AUD	03/06/2005	4633		79443.39	
CP	MACSN	OS-SAL	AUD	06/06/2005	-7071		-120769.2	
CP	MACSN	OS-SAL	AUD	06/06/2005	-310		-5315.91	
CP	MACSN	OS-PUR	AUD	08/06/2005	9412		163658.8	
						21610		373258.65
CP	NOME	OS-PUR	AUD	02/06/2005	8269		142691	
						8269		142690.96
CP	OSFEQ	OS-PUR	AUD	24/05/2005	12495		211252.1	
CP	OSFEQ	OS-PUR	AUD	25/05/2005	6730		113313	
CP	OSFEQ	OS-PUR	AUD	01/06/2005	6602		112675.5	
CP	OSFEQ	OS-PUR	AUD	02/06/2005	54544		941413.7	
CP	OSFEQ	OS-PUR	AUD	03/06/2005	25214		432384.1	
CP	OSFEQ	OS-PUR	AUD	06/06/2005	1149		19703.17	
						106734		1830741.48
CP	WEQC	OS-PUR	AUD	24/05/2005	15092		255159.4	
CP	WEQC	OS-PUR	AUD	25/05/2005	7327		123364.7	
CP	WEQC	OS-PUR	AUD	01/06/2005	18063		308279	
CP	WEQC	OS-PUR	AUD	02/06/2005	53991		931869.1	
CP	WEQC	OS-PUR	AUD	03/06/2005	26275		450578.7	
CP	WEQC	OS-SAL	AUD	06/06/2005	-3668		-62642.92	
CP	WEQC	OS-SAL	AUD	06/06/2005	-161		-2760.84	
CP	WEQC	OS-PUR	AUD	08/06/2005	6454		112232.5	
						123373		2116079.56
CP	WEQL	OS-SAL	AUD	10/06/2005	-11618		-201530.5	
						-11618		-201530.5
CP	WPRI	OS-PUR	AUD	24/05/2005	29000		491484.9	
CP	WPRI	OS-PUR	AUD	27/05/2005	21000		350628.5	
CP	WPRI	OS-PUR	AUD	30/05/2005	4000		67308.92	
CP	WPRI	OS-PUR	AUD	06/06/2005	25000		430240.5	
CP	WPRI	OS-PUR	AUD	07/06/2005	36000		619834.7	
CP	WPRI	OS-PUR	AUD	08/06/2005	4000		69423.88	

This is the Annexure marked "B" of 3 pages referred to in the Notice of Substantial Shareholding dated 14 June 2005.

Colonial First State Inv Managers
Transaction listing for the period 24/05/2005 to 14/06/2005 (as per F10 function) Page 1
For Security WDC.AU Westfield Group Ordinary/Units Fully Paid Stapled Securities

Fund	nd Pfolio	Trans.	Ccy	Date	Units		Cost/Proceeds	
CC	IEQF	OS-SAL	AUD	10/06/2005	-7321		-126993	
						-7321		-126993.01
CC	IEQI	OS-SAL	AUD	10/06/2005	-30042		-521120.6	
						-30042		-521120.6
CC	IGRF	OS-PUR	AUD	24/05/2005	13513		228463.3	
CC	IGRF	OS-SAL	AUD	25/05/2005	-1608		-27009.88	
CC	IGRF	OS-SAL	AUD	25/05/2005	-3515		-59182.06	
CC	IGRF	OS-SAL	AUD	30/05/2005	-10153		-170019.6	
CC	IGRF	OS-PUR	AUD	01/06/2005	28520		486747.3	
CC	IGRF	OS-PUR	AUD	02/06/2005	1586		27373.9	
CC	IGRF	OS-PUR	AUD	03/06/2005	5922		101553.8	
CC	IGRF	OS-SAL	AUD	06/06/2005	-9128		-155890	
CC	IGRF	OS-SAL	AUD	06/06/2005	-398		-6824.94	
CC	IGRF	OS-SAL	AUD	10/06/2005	-7894		-136614.5	
						16845		288597.39
CC	IINF	OS-SAL	AUD	10/06/2005	-7088		-122951.3	
					-	7,088	-	122,951
TOTAL					-	27,606	-	482,468
CL	G3C	OS-PUR	AUD	24/05/2005	73160		1236911	
CL	G3C	OS-SAL	AUD	25/05/2005	-5409		-90856	
CL	G3C	OS-SAL	AUD	25/05/2005	-11823		-199063.9	
CL	G3C	OS-PUR	AUD	01/06/2005	3627		61901.55	
CL	G3C	OS-PUR	AUD	02/06/2005	92054		1588825	
CL	G3C	OS-SAL	AUD	06/06/2005	-6395		-109215.2	
CL	G3C	OS-SAL	AUD	06/06/2005	-280		-4801.47	
						144,934		2,483,701
TOTAL						144,934		2,483,701
CM	EABS03	OS-PUR	AUD	07/06/2005	3000		51675.08	
						3000		51675.08
CM	EASS03	OS-PUR	AUD	08/06/2005	5000		86950	
						5000		86950
CM	EASS05	OS-PUR	AUD	08/06/2005	12100		211176.5	
						12100		211176.52
CM	EASS06	OS-SAL	AUD	25/05/2005	-276735		-4640846	
CM	EASS06	OS-SAL	AUD	26/05/2005	-12449		-208587.6	
						-289184		-4849433.56
CM	EASS15	OS-SAL	AUD	09/06/2005	-24		-414.83	
CM	EASS15	OS-SAL	AUD	09/06/2005	-52		-903.24	
CM	EASS15	OS-PUR	AUD	14/06/2005	77		1336.72	
CM	EASS15	OS-PUR	AUD	14/06/2005	51		888.33	
						52		906.98
CM	EASS16	OS-PUR	AUD	27/05/2005	1060		17688.31	
CM	EASS16	OS-PUR	AUD	06/06/2005	1230		21153.06	
						2290		38841.37
CM	EASS19	OS-SAL	AUD	25/05/2005	-225787		-3778034	
CM	EASS19	OS-SAL	AUD	25/05/2005	-162471		-2731708	
CM	EASS19	OS-PUR	AUD	31/05/2005	1161		19685.79	
						-387097		-6490055.67
CM	EASS22	OS-PUR	AUD	25/05/2005	276735		4640846	
						276735		4640845.95
CM	EGPS01	OS-SAL	AUD	03/06/2005	-1509235		-25820689	
						-1509235		-25820689.02
CM	EPSS01	OS-PUR	AUD	24/05/2005	57365		966488.3	
CM	EPSS01	OS-PUR	AUD	26/05/2005	175000		2937244	
						232365		3903732.67

CM	EPSS02	OS-PUR	AUD	02/06/2005	10300		177160	
CM	EPSS02	OS-PUR	AUD	03/06/2005	14880		255046.3	
CM	EPSS02	OS-SAL	AUD	09/06/2005	-9130		-157062.5	
						16050		275143.81
CM	EPSS03	OS-PUR	AUD	27/05/2005	29300		489224.9	
CM	EPSS03	OS-PUR	AUD	03/06/2005	20000		342708.9	
						49300		831933.86
CM	EPSS05	OS-PUR	AUD	31/05/2005	2500		42086.1	
CM	EPSS05	OS-PUR	AUD	06/06/2005	1000		17205.2	
CM	EPSS05	OS-SAL	AUD	09/06/2005	-1000		-17327	
						2500		41964.3
CM	EPSS06	OS-PUR	AUD	24/05/2005	37800		640129.6	
CM	EPSS06	OS-PUR	AUD	30/05/2005	8241		138429.9	
CM	EPSS06	OS-PUR	AUD	30/05/2005	19613		330319.3	
CM	EPSS06	OS-SAL	AUD	07/06/2005	-12910		-221254.1	
CM	EPSS06	OS-SAL	AUD	07/06/2005	-2661		-45715.98	
CM	EPSS06	OS-SAL	AUD	07/06/2005	-5326		-91392.3	
CM	EPSS06	OS-PUR	AUD	10/06/2005	17909		310642.9	
						62666		1061159.22
CM	EPSS08	OS-PUR	AUD	26/05/2005	15000		251763.8	
CM	EPSS08	OS-PUR	AUD	01/06/2005	15000		255934.6	
						30000		507698.39
CM	EPSS10	OS-PUR	AUD	26/05/2005	2126		35735.11	
CM	EPSS10	OS-PUR	AUD	30/05/2005	1984		33361.3	
CM	EPSS10	OS-SAL	AUD	31/05/2005	-104		-1754.98	
CM	EPSS10	OS-PUR	AUD	01/06/2005	227		3871.54	
CM	EPSS10	OS-PUR	AUD	03/06/2005	309		5310.25	
						4,542		76,523
TOTAL						- 1,488,916	-	25,431,627
CP	ASBPS	OS-SAL	AUD	10/06/2005	-47780		-828340.4	
						-47780		-828340.36
CP	MACSN	OS-PUR	AUD	24/05/2005	2260		38206.81	
CP	MACSN	OS-PUR	AUD	25/05/2005	1281		21568.2	
CP	MACSN	OS-PUR	AUD	01/06/2005	1905		32511.59	
CP	MACSN	OS-PUR	AUD	02/06/2005	9500		163955	
CP	MACSN	OS-PUR	AUD	03/06/2005	4633		79443.39	
CP	MACSN	OS-SAL	AUD	06/06/2005	-7071		-120769.2	
CP	MACSN	OS-SAL	AUD	06/06/2005	-310		-5315.91	
CP	MACSN	OS-PUR	AUD	08/06/2005	9412		163658.8	
						21610		373258.65
CP	NOME	OS-PUR	AUD	02/06/2005	8269		142691	
						8269		142690.96
CP	OSFEQ	OS-PUR	AUD	24/05/2005	12495		211252.1	
CP	OSFEQ	OS-PUR	AUD	25/05/2005	6730		113313	
CP	OSFEQ	OS-PUR	AUD	01/06/2005	6602		112675.5	
CP	OSFEQ	OS-PUR	AUD	02/06/2005	54544		941413.7	
CP	OSFEQ	OS-PUR	AUD	03/06/2005	25214		432384.1	
CP	OSFEQ	OS-PUR	AUD	06/06/2005	1149		19703.17	
						106734		1830741.48
CP	WEQC	OS-PUR	AUD	24/05/2005	15092		255159.4	
CP	WEQC	OS-PUR	AUD	25/05/2005	7327		123364.7	
CP	WEQC	OS-PUR	AUD	01/06/2005	18063		308279	
CP	WEQC	OS-PUR	AUD	02/06/2005	53991		931869.1	
CP	WEQC	OS-PUR	AUD	03/06/2005	26275		450578.7	
CP	WEQC	OS-SAL	AUD	06/06/2005	-3668		-62642.92	
CP	WEQC	OS-SAL	AUD	06/06/2005	-161		-2760.84	
CP	WEQC	OS-PUR	AUD	08/06/2005	6454		112232.5	
						123373		2116079.56
CP	WEQL	OS-SAL	AUD	10/06/2005	-11618		-201530.5	
						-11618		-201530.5
CP	WPRI	OS-PUR	AUD	24/05/2005	29000		491484.9	
CP	WPRI	OS-PUR	AUD	27/05/2005	21000		350628.5	
CP	WPRI	OS-PUR	AUD	30/05/2005	4000		67308.92	
CP	WPRI	OS-PUR	AUD	06/06/2005	25000		430240.5	
CP	WPRI	OS-PUR	AUD	07/06/2005	36000		619834.7	
CP	WPRI	OS-PUR	AUD	08/06/2005	4000		69423.88	

CP	WPRI	OS-PUR	AUD	09/06/2005	3000		51803.04	
CP	WPRI	OS-PUR	AUD	10/06/2005	11000		191055.5	
						133,000		2,271,780
TOTAL						333,588		5,704,680
	OSFT	OS-SAL	AUD	24/05/2005	-92800		-1552680	
	OSFT	OS-SAL	AUD	25/05/2005	-21400		-360949.3	
	OSFT	OS-SAL	AUD	27/05/2005	-119050		-1983000	
	OSFT	OS-SAL	AUD	30/05/2005	-65100		-1080941	
						-298350		-4977569.69
	AIL*6704387	OS-SAL	AUD	07/06/2005	-1000		-17110	
	AIL*6704387	OS-PUR	AUD	08/06/2005	300		5166	
	AIL*6704387	OS-SAL	AUD	08/06/2005	-987		-16996.14	
						- 1,687		- 28,940
TOTAL						- 300,037		- 5,008,510

Colonial First State Inv Managers
Transaction listing for the period 24/05/2005 to 14/06/2005 (as per F10 function) Page 1
For Security WDCNA.AU Westfield Group Ordinary/Units Fully Paid Stapled Securities

CM	EASS06	OS-SAL	AUD	25/05/2005	-8601		-143206.7	
CM	EASS06	OS-SAL	AUD	26/05/2005	-1330		-21971.04	
						-9931		-165177.69
CM	EASS22	OS-PUR	AUD	25/05/2005	8601		143206.7	
						8,601		143,207
TOTAL						- 1,330		- 21,971
GRAND TOTAL						- 1,339,367		- 22,754,194

CP	WPRI	OS-PUR	AUD	09/06/2005	3000		51803.04	
CP	WPRI	OS-PUR	AUD	10/06/2005	11000		191055.5	
						133,000		2,271,780
TOTAL						**333,688**		**5,704,680**
	OSFT	OS-SAL	AUD	24/05/2005	-92800		-1552680	
	OSFT	OS-SAL	AUD	25/05/2005	-21400		-360949.3	
	OSFT	OS-SAL	AUD	27/05/2005	-119050		-1983000	
	OSFT	OS-SAL	AUD	30/05/2005	-65100		-1080941	
						-298350		-4977569.69
	AIL*6704387	OS-SAL	AUD	07/06/2005	-1000		-17110	
	AIL*6704387	OS-PUR	AUD	08/06/2005	300		5166	
	AIL*6704387	OS-SAL	AUD	08/06/2005	-987		-16996.14	
						- 1,687		- 28,940
TOTAL						**- 300,037**		**- 5,006,510**

Colonial First State Inv Managers
Transaction listing for the period 24/05/2005 to 14/06/2005 (as per F10 function) Page 1
For Security WDCNA.AU Westfield Group Ordinary/Units Fully Paid Stapled Securities

CM	EASS06	OS-SAL	AUD	25/05/2005	-8601		-143206.7	
CM	EASS06	OS-SAL	AUD	26/05/2005	-1330		-21971.04	
						-9931		-165177.69
CM	EASS22	OS-PUR	AUD	25/05/2005	8601		143206.7	
						8,601		143,207
TOTAL						**- 1,330**		**- 21,971**
GRAND TOTAL						**- 1,339,367**		**- 22,754,194**

17 June 2005

Westfield

Westfield Group
Level 24, Westfield Towers
100 William Street
Sydney NSW 2011
GPO Box 4004
Sydney NSW 2001
Australia

Telephone 02 9358 7000
Facsimile 02 9358 7077
Internet www.westfield.com

The Manager
Company Announcements Office
Australian Stock Exchange Limited
Level 4, Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam

RE: WESTFIELD GROUP (ASX:WDC) RAISES A$2.35 BILLION IN EUROBOND MARKET

A media release in relation to the above is attached.

Yours faithfully
WESTFIELD GROUP

Simon Tuxen
Company Secretary

encl



17 June 2005

WESTFIELD GROUP RAISES A$2.35 BILLION IN EUROBOND MARKET

The Westfield Group (ASX: WDC) overnight priced its inaugural debt issue in the Eurobond market comprising:

- €600,000,000 7-year fixed rate guaranteed notes at a spread of 60 basis points over mid-swaps with a coupon of 3.625%; and
- £600,000,000 12-year fixed rate guaranteed notes at a spread of 110 basis points over UK Gilts with a coupon of 5.50%.

The notes have been assigned long-term credit ratings of 'A2' by Moody's Investors Service, Inc. and 'A-' by Standard & Poor's Rating Services a division of the McGraw-Hill Companies, Inc.

The notes are expected to be listed on the London Stock Exchange and the Irish Stock Exchange on or about 28 June 2005.

Proceeds from the issue will be used for general corporate purposes including the repayment of existing unsecured borrowings of the Group.

Westfield Managing Director, Mr Peter Lowy, said: "We are pleased with the strong support from both UK and European investors in the Westfield Group's first debt issue in this market.

"As a consequence of this transaction, the Group has further diversified its funding sources in line with its recent expansion in the United Kingdom and has also extended its overall debt maturity profile," he said.

"This issue builds on the Group's access to international debt markets and provides a benchmark for future capital raisings in this market."

The lead managers on the transaction were ABN AMRO, Barclays Capital, BNP Paribas and Deutsche Bank with Credit Suisse First Boston, HSBC Bank plc, Morgan Stanley and The Royal Bank of Scotland acting as co-managers.

ENDS

The Westfield Group is an internally managed, vertically integrated, shopping centre group undertaking ownership, development, design, construction, funds/asset management, property management, leasing and marketing activities and employing in excess of 4,000 staff worldwide.

Westfield has investment interests in 127 shopping centres in four countries (US, Australia, New Zealand and UK), with a total value in excess of A$41 billion and is the largest retail property group in the world by equity market capitalisation.

The Westfield Group is the largest retail property group in the world by equity market capitalisation and the eighth largest entity listed on the Australian Stock Exchange.


media release

westfield.com
Westfield Holdings Limited ABN 66 001 671 496 **Westfield Management Limited** ABN 41 001 670 579 AFS Licence 230329 as responsible entity for **Westfield Trust** ABN 55 191 750 378 ARSN 090 849 746 **Westfield America Management Limited** ABN 66 072 780 619 AFS Licence 230324 as responsible entity for **Westfield America Trust** ABN 27 374 714 905 ARSN 092 058 449
For further information please contact Matthew Abbott on +61 2 9358 7333


BNP PARIBAS
SECURITIES SERVICES

Date: 15-Jun-05

The Manager
Listings Department
Australian Stock Exchange Limited

No. of Pages (incl.): 5

NOTICE OF INITIAL SUBSTANTIAL HOLDER

Dear Sir/Madam,

Pursuant to Section 671B of the Corporations Law, AMP Limited discloses a substantial holding in Westfield Group.

The enclosed ASIC Form 603 discloses all required details.

Yours faithfully,

Peter Snodgrass
Head of Custody
BNP Paribas Securities Services
Phone: 02 9222 0200

Form 603
Corporations Law
Section 671B
Notice of Initial Substantial Holder

To: **Westfield Group**

ACN/ARSN:
001 671 496 (Westfield Holdings Ltd)
090 849 746 (Westfield Trust)
092 058 449 (Westfield Amercia Trust)

1. Details of substantial holder

Name: AMP Limited (ACN 079 354 519) and its related bodies corporate.

The holder became a substantial holder on 14-Jun-2005

2. Details of voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate had a relevant interest on the date the substantial holder became a substantial holder are as follows:

Class of securities	*Number of Securities*	*Persons' votes*	*Voting power*
Fully Paid Ordinary	85,678,555	85,678,555	4.99%
Fully Paid Ordinary - New	534,894	534,894	0.03%
TOTAL:	**86,213,449**	**86,213,449**	**5.02%**

3. Details of relevant interests

The nature of relevant interest the substantial holder or an associate had in the following voting securities on the date the substantial holder became a substantial holder are as follows:

Holder of relevant interest	*Nature of relevant interests*	*Class and number of securities*	*Person's votes affected*
AMP Life Limited ("AMP Life")	AMP Life is entitled to be the registered holder of the class and number of securities listed beside its name. AMP Life is a controlled body corporate of AMP Limited within the meaning of Section 608(3) of the Corporations Law	Fully Paid Ordinary: 31,725,577	31,725,577
AMP Capital Investors Limited ('AMP Capital')	AMP Capital, in its capacity as the investment manager for the persons or trusts listed besides its name in Paragraph 4, has the power to control voting and/or the disposal of securities. AMP Capital is a controlled body corporate of AMP Limited within the meaning of Section 608(3) of the Corporations Law	Fully Paid Ordinary: 49,369,412	49,369,412
AMP Capital Investors Limited as Responsible Entity of the Future Directions Australian Share Fund	AMP Capital Investors Limited is a controlled body corporate of AMP Limited within the meaning of Section 608(3) of the Corporations Law	Fully Paid Ordinary: 345,660	345,660
AMP Capital Investors Limited as Responsible Entity of the Future Directions Australian Share Fund 2	AMP Capital Investors Limited is a controlled body corporate of AMP Limited within the meaning of Section 608(3) of the Corporations Law	Fully Paid Ordinary: 473,372	473,372
AMP Capital Investors Limited as Responsible Entity of the Future Directions Australian Share Fund 3	AMP Capital Investors Limited is a controlled body corporate of AMP Limited within the meaning of Section 608(3) of the Corporations Law	Fully Paid Ordinary: 618,995	618,995
AMP Capital Investors Limited as Responsible Entity of the EFM Listed Property Fund 1	AMP Capital Investors Limited is a controlled body corporate of AMP Limited within the meaning of Section 608(3) of the Corporations Law	Fully Paid Ordinary: 2,270,600	2,270,600
AMP Capital Investors Limited as Responsible Entity of the EFM Australian Share Fund 1	AMP Capital Investors Limited is a controlled body corporate of AMP Limited within the meaning of Section 608(3) of the Corporations Law	Fully Paid Ordinary: 91,613	91,613
AMP Capital Investors Limited as Responsible Entity of the EFM Australian Share Fund 3	AMP Capital Investors Limited is a controlled body corporate of AMP Limited within the meaning of Section 608(3) of the Corporations Law	Fully Paid Ordinary: 626,809	626,809
AMP Capital Investors Limited as Responsible Entity of the EFM Listed Property Fund 7	AMP Capital Investors Limited is a controlled body corporate of AMP Limited within the meaning of Section 608(3) of the Corporations Law	Fully Paid Ordinary: 156,517	156,517
		Total:	85,678,555

AMP Life Limited ("AMP Life")	AMP Life is entitled to be the registered holder of the class and number of securities listed beside its name. AMP Life is a controlled body corporate of AMP Limited within the meaning of Section 608(3) of the Corporations Law	Fully Paid Ordinary-New: 209,613	209,613
AMP Capital Investors Limited ('AMP Capital')	AMP Capital, in its capacity as the investment manager for the persons or trusts listed besides its name in Paragraph 4, has the power to control voting and/or the disposal of securities. AMP Capital is a controlled body corporate of AMP Limited within the meaning of Section 608(3) of the Corporations Law	Fully Paid Ordinary-New: 325,281	325,281
		Total:	534,894
		Grand Total:	86,213,449

4. Details of present registered holders

The persons registered as holders of the securities referred to in paragraph 3 above are as follows:

Holder of relevant interest	*Registered holder of securities*	*Person entitled to be registered as holder*	*Class and number of securities*	*Person's votes affected*
AMP Life Limited	AMP Life Limited	AMP Life Limited	Fully Paid Ordinary: 31,725,577	31,725,577
Henderson Global Investors Limited	National Custodian Services Limited	MN Services Asian Real Estate Portfolio	Fully Paid Ordinary: 1,130,821	1,130,821
AMP Capital Investors Limited	Cogent Nominees Pty Limited <SMP Accounts>	Cogent Nominees Pty Limited <SMP Accounts>	Fully Paid Ordinary: 26,322,659	26,322,659
	Cogent Nominees Pty Limited	Cogent Nominees Pty Limited	Fully Paid Ordinary: 9,331,270	9,331,270
	Cogent Investment Operations Pty Limited <Non Resident A/c>	Cogent Investment Operations Pty Limited <Non Resident A/c>	Fully Paid Ordinary: 195,653	195,653
	National Nominees Pty Limited	Nikko AMP Global REIT Fund	Fully Paid Ordinary: 5,090,271	5,090,271
	The Northern Trust Company	DBS Global Property Sector Fund	Fully Paid Ordinary: 165,260	165,260
	Asgard Capital Management Limited	Asgard SMA No. 6	Fully Paid Ordinary: 572	572
	Citicorp Nominees Pty Limited	Stichting Pensionfonds Hoogovens	Fully Paid Ordinary: 97,151	97,151
	Goldman Sachs	AMP Capital Australian Equity Market Neutral Fund	Fully Paid Ordinary: 24,242	24,242
	Goldman Sachs	AMP Capital Investors Australian Equity Long Short Fund	Fully Paid Ordinary: 520,778	520,778
	JP Morgan Nominees Australia Limited	Stichting Pensionfonds ABP	Fully Paid Ordinary: 954,420	954,420
	JP Morgan Nominees Australia Limited	QLD Local Government Superannuation Board	Fully Paid Ordinary: 228,497	228,497
	JP Morgan Nominees Australia Limited	State Authority Superannuation Scheme	Fully Paid Ordinary: 730,829	730,829
	JP Morgan Nominees Australia Limited	State Authority Superannuation Enhanced Index Share Fund	Fully Paid Ordinary: 845,811	845,811
	National Nominees Pty Limited	Government Employees Superannuation Board	Fully Paid Ordinary: 463,218	463,218
	National Nominees Pty Limited	Sun Superannuation Fund	Fully Paid Ordinary: 414,567	414,567
	National Nominees Pty Limited	Unisuper	Fully Paid Ordinary: 550,642	550,642
	National Nominees Pty Limited	Telstra Listed Property Trust	Fully Paid Ordinary: 2,302,751	2,302,751
AMP Capital Investors Limited as Responsible Entity of the Future Directions Australian Share Fund	Cogent Nominees Pty Limited	AMP Capital Investors Limited	Fully Paid Ordinary: 345,660	345,660
AMP Capital Investors Limited as Responsible Entity of the Future Directions Australian Share Fund 2	Cogent Nominees Pty Limited	AMP Capital Investors Limited	Fully Paid Ordinary: 473,372	473,372

AMP Capital Investors Limited as Responsible Entity of the Future Directions Australian Share Fund 3	Cogent Nominees Pty Limited	AMP Capital Investors Limited	Fully Paid Ordinary: 618,995	618,995
AMP Capital Investors Limited as Responsible Entity of the EFM Listed Property Fund 1	Cogent Nominees Pty Limited	AMP Capital Investors Limited	Fully Paid Ordinary: 2,270,600	2,270,600
AMP Capital Investors Limited as Responsible Entity of the EFM Australian Share Fund 1	Cogent Nominees Pty Limited	AMP Capital Investors Limited	Fully Paid Ordinary: 91,613	91,613
AMP Capital Investors Limited as Responsible Entity of the EFM Australian Share Fund 3	Cogent Nominees Pty Limited	AMP Capital Investors Limited	Fully Paid Ordinary: 626,809	626,809
AMP Capital Investors Limited as Responsible Entity of the EFM Australian Share Fund 7	Cogent Nominees Pty Limited	AMP Capital Investors Limited	Fully Paid Ordinary: 156,517	156,517
			Total:	85,678,555

AMP Life Limited	AMP Life Limited	AMP Life Limited	Fully Paid Ordinary - New: 209,613	209,613
AMP Capital Investors Limited	Cogent Nominees Pty Limited <SMP Accounts>	Cogent Nominees Pty Limited <SMP Accounts>	Fully Paid Ordinary - New: 166,587	166,587
	Cogent Nominees Pty Limited	Cogent Nominees Pty Limited	Fully Paid Ordinary - New: 68,387	68,387
	Citicorp Nominees Pty Limited	Stichting Pensionfonds Hoogovens	Fully Paid Ordinary - New: 2,725	2,725
	JP Morgan Nominees Australia Limited	Stichting Pensionfonds ABP	Fully Paid Ordinary - New: 30,311	30,311
	JP Morgan Nominees Australia Limited	QLD Local Government Superannuation Board	Fully Paid Ordinary - New: 6,462	6,462
	National Nominees Pty Limited	Government Employees Superannuation Board	Fully Paid Ordinary - New: 13,545	13,545
	National Nominees Pty Limited	Sun Superannuation Fund	Fully Paid Ordinary - New: 3,989	3,989
	National Nominees Pty Limited	Telstra Listed Property Trust	Fully Paid Ordinary - New: 22,153	22,153
AMP Capital Investors Limited as Responsible Entity of the Future Directions Australian Share Fund 2	Cogent Nominees Pty Limited	AMP Capital Investors Limited	Fully Paid Ordinary - New: 11,122	11,122
			Total:	534,894
			Grand Total:	**86,213,449**

5. Consideration
The consideration paid for each relevant interest referred to in paragraph 3 above, and acquired in the four months prior to the day that the substantial holder became a substantial holder is as follows:

Holder of relevant interest	*Date of acquisition*	*Consideration*	*Class and number of securities*
AMP Capitial Investors Limited	15-Feb-2005 to 9-Jun-2005	$14,443,563.00	Fully Paid Ordinary 867,623
AMP Life Limited	15-Feb-2005 to 14-Jun-2005	$61,018,957.62	Fully Paid Ordinary 3,604,858
Asgard SMA No. 6	17-Mar-2005 to 31-Mar-2005	$4,968.53	Fully Paid Ordinary 302
Cogent Investment Operations Pty Limited <Non Resident A/c>	23-Mar-2005 to 14-Jun-2005	$547,106.18	Fully Paid Ordinary 31,800
Cogent Nominees Pty Limited	15-Feb-2005 to 8-Jun-2005	$14,740,108.28	Fully Paid Ordinary 888,934
Cogent Nominees Pty Limited <SMP Accounts>	15-Feb-2005 to 9-Jun-2005	$128,331,120.55	Fully Paid Ordinary 7,884,199
DBS Global Property Sector Fund	8-Apr-2005 to 8-Jun-2005	$2,722,678.06	Fully Paid Ordinary 165,260
Government Employees Superannuation Board	31-May-2005 to 1-Jun-2005	$508,639.36	Fully Paid Ordinary 30,000
Nikko AMP Global REIT Fund	15-Apr-05	$4,823,216.37	Fully Paid Ordinary 300,000
Queensland Local Government Superannuation Board	31-May-2005 to 14-Jun-2005	$855,073.80	Fully Paid Ordinary 50,000

State Authority Superannuation Enhanced Index Share Fund	09-Jun-05	$575,556.83	Fully Paid Ordinary 33,097
State Authority Superannuation Scheme	23-May-2005 to 25-May-2005	$7,441,501.89	Fully Paid Ordinary 442,550
Stichting Pensioenfolds Hoogovens	31-May-2005 to 1-Jun-2005	$169,524.54	Fully Paid Ordinary 10,000
Sun Superannuation Fund	15-Feb-2005 to 8-Jun-2005	$99,973.58	Fully Paid Ordinary 6,012
Telstra Listed Property Trust	15-Feb-2005 to 8-Jun-2005	$579,670.16	Fully Paid Ordinary 34,865
UniSuper Limited	23-May-2005 to 25-May-2005	$5,614,058.69	Fully Paid Ordinary 333,871

AMP Capital Investors Limited	28-Feb-2005 to 14-Mar-2005	$185,075.39	Fully Paid Ordinary - New 11,122
AMP Life Limited	28-Feb-2005 to 14-Mar-2005	$3,487,975.69	Fully Paid Ordinary - New 209,613
Cogent Nominees Pty Limited	14-Mar-05	$1,137,965.83	Fully Paid Ordinary - New 68,387
Cogent Nominees Pty Limited <SMP Accounts>	14-Mar-05	$2,772,023.12	Fully Paid Ordinary - New 166,587
Government Employees Superannuation Board	28-Feb-05	$225,403.33	Fully Paid Ordinary - New 13,545
Queensland Local Government Superannuation Board	21-Mar-05	$107,530.92	Fully Paid Ordinary - New 6,462
Stichting Pensioenfolds - ABP	28-Feb-05	$504,389.23	Fully Paid Ordinary - New 30,311
Stichting Pensioenfolds Hoogovens	24-Feb-05	$45,344.67	Fully Paid Ordinary - New 2,725
Sun Superannuation Fund	14-Mar-05	$66,383.52	Fully Paid Ordinary - New 3,989
Telstra Listed Property Trust	14-Mar-05	$368,630.47	Fully Paid Ordinary - New 22,153

6. Associates

The reasons the persons named in paragraph 3 above are associates of the substantial holder are as follows:

Name and ACN (if applicable)	*Nature of association*
AMP Life Limited (ACN 079 300 379)	Related bodies corporate of AMP Limited under Part 1.2 of the Corporations Law.
AMP Capital Investors Limited (ACN 001 777 591)	Related bodies corporate of AMP Limited under Part 1.2 of the Corporations Law.

7. Addresses

The addresses of persons named in this form are as follows:

Name	*Address*
AMP Life Limited	Level 24, 33 Alfred Street, Sydney NSW 2000
AMP Capital Investors Limited	Level 22, 33 Alfred Street, Sydney NSW 2000
Asgard Capital Management Limited	PO Box 7817, Cloisters Square WA 6850
Citicorp Nominees Pty Limited	101 Collins Street, Melbourne VIC 3000
Cogent Investment Operations Pty Limited	Level 6, 60 Castlereagh Street, Sydney NSW 2000
Cogent Nominees Pty Limited	Level 6, 60 Castlereagh Street, Sydney NSW 2000
DBS Global Property Sector Fund	8 Cross Street, # 27-01 PWC Building, Singapore 048424
Goldman Sachs Asia LLC	68th Floor, 2 Queens Road, Central Hong Kong
Government Employee Superannuation Board	PO Box J755, Perth WA 6842
Henderson Global Investors Limited	3 Finsbury Ave, London EC2M 2PA, United Kingdom
JP Morgan Nominees Australia Limited	259 George Street, Sydney NSW 2000
National Custodian Services Limited	271 Collins Street, Melbourne VIC 3000
Nikko AMP Global REIT Fund	1-1-3 Yurakucho Chiyoda-ku, Tokyo 100-0006 Japan
QLD Local Government Superannuation Board	Of GPO Box 264, Brisbane QLD 4001
State Authority Superannuation Scheme	Level 14, 83 Clarence Street, Sydney NSW 2000
Stichting Pensioenfonds Hoogovens	PO Box 10,000, 1970 CA IJmuiden, The Netherlands
Stichting Pensioenfonds ABP	PO Box 10,000, 1970 CA IJmuiden, The Netherlands
Sun Superannuation Fund	271 Collins Street, Melbourne 3000
Unisuper Limited	Level 28, 367 Collins Street, Melbourne 3000
Telstra Listed Property Trust	Level 3, 215 Spring Street, Melbourne 3000
The Northern Trust Company	80 Raffles Place, #46-00 UOB Plaza 1 Singapore 048625

This Initial Substantial Holder Notice (ASIC Form 603) comprises 4 page/s in total.

Australian Securities & Investments Commission

BN890 3349
Express. posted
9/6/05

RECEIVED
2005 SEP 18 A 11: 14
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Form 484
Corporations Act 2001

Change to company details

Sections A, B or C may be lodged independently with this signed cover page to notify ASIC of:

A1 Change of address
A2 Change of name - officeholders or members
A3 Change - ultimate holding company

B1 Cease company officeholder
B2 Appoint company officeholder
B3 Special purpose company

C1 Cancellation of shares
C2 Issue of shares
C3 Change to share structure
C4 Changes to the register of members

If there is insufficient space in any section of the form, you may photocopy the relevant page(s) and submit as part of this lodgement

Company details

Refer to guide for information about corporate key

Company name
Westfield Holdings Limited

ACN/ABN
66 001 671 496

Corporate key
09623128

Lodgement details

Who should ASIC contact if there is a query about this form?

Name
Graeme Blackett

ASIC registered agent number (if applicable)
16234

Telephone number
02 9358 7967

Postal address
GPO Box 4004
Sydney NSW 2001

Total number of pages including this cover sheet [ ]

Please provide an estimate of the time taken to complete this form. [ ] hrs [ ] mins

Signature

This form must be signed by a current officeholder of the company.

I certify that the information in this cover sheet and the attached sections of this form are true and complete.

Name
Simon Julian Tuxen

Capacity
[ ] Director
[X] Company secretary

Signature
[signature]

Date signed
27/05/05
[D D] [M M] [Y Y]

Lodgement

Send completed and signed forms to:
Australian Securities and Investments Commission,
PO Box 4000, Gippsland Mail Centre VIC 3841.

Or lodge the form electronically by visiting the ASIC website www.asic.gov.au

For help or more information
Telephone 03 5177 3988
Email info.enquiries@asic.gov.au
Web www.asic.gov.au

Section C completion guide

Standard share codes
Refer to the following table for the share class codes for sections C1, C2, C3 and C4

Share class code	Full title	Share class code	Full title
A	A	PRF	preference
B	B ...etc	CUMP	cumulative preference
EMP	employee's	NCP	non-cumulative preference
FOU	founder's	REDP	redeemable preference
LG	life governor's	NRP	non-redeemable preference
MAN	management	CRP	cumulative redeemable preference
ORD	ordinary	NCRP	non-cumulative redeemable preference
RED	redeemable	PARP	participative preference
SPE	special		

If you are using the standard share class codes you do not need to provide the full title for the shares, just the share class code.

If you are not using the standard share class code, enter a code of no more than 4 letters and then show the full title.

Sections to complete
Use the table below to identify the sections of this form to complete (please indicate the sections that have been completed). Completion of this table is optional.

	C1 - Cancellation of shares	C2 - Issue of shares	C3 - Change to share structure table	C4 - Change to members register
Issue of shares				
☐ Proprietary company	Not required	✓	✓	✓
Public company				
☐ if in response to the Annual company statement	Not required	✓	✓	✓
☒ if not in response to the Annual company statement	Not required	✓	Not required	Not required
Cancellation of shares				
☐ Proprietary company	✓	Not required	✓	✓
Public company				
☐ if in response to the Annual company statement	✓	Not required	✓	✓
☐ if not in response to the Annual company statement	✓	Not required	Not required	Not required
Transfer of shares				
☐ Proprietary company	Not required	Not required	Not required	✓
Public company				
☐ if in response to the Annual company statement	Not required	Not required	Not required	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required
Changes to amounts paid				
☐ Proprietary company	Not required	Not required	✓	✓
Public company				
☐ if in response to the Annual company statement	Not required	Not required	✓	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required
Changes to beneficial ownership				
☐ Proprietary company	Not required	Not required	Not required	✓
Public company				
☐ if in response to the Annual company statement	Not required	Not required	Not required	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required

To notify ASIC about a division or conversion of a class of shares, you must lodge a form 211 within 28 days of the change occurring.

To notify ASIC about a conversion of shares into larger or smaller numbers, you must lodge a form 2205B within 28 days of the change occurring.

C1 Cancellation of shares

Reason for cancellation
Please indicate the reason that shares have been cancelled (select one or more boxes)

Redeemable preference shares — **S.254J**

- ☐ Redeemed out of profits
- ☐ Redeemed out of proceeds of a fresh issue of shares

Capital reduction — **S.256A - S.256E**

- ☐ Single shareholder company
- ☐ Multiple shareholder company. A Form 2560 must be lodged before a capital reduction takes place

Share buy-back. — **ss.257H(3)**

- ☐ Minimum holding buy-back by listed company
- ☐ Other buy-back type. A form 280 or 281 must be lodged at least 14 days, and no more than 1 year before the share buy-back can take place

☐ Forfeited shares — **S.258D**

Shares returned to a public company — **ss.258E(2) & (3)**

- ☐ Under section 651C, 724(2), 737 or 738
- ☐ Under section 1325A (court order)

☐ Other

Description

Give section reference

Details of cancelled shares

List the details of shares cancelled in the following table

Share class code	Number of shares cancelled	Amount paid (cash or otherwise)

Earliest date of change
Please indicate the earliest date that any of the above changes occurred.

[D D] / [M M] / [Y Y]

C2 Issue of shares

List details of new share issues in the following table.

Share class code	Number of shares issued	Amount paid per share	Amount unpaid per share
ORD	580,151	$4.60	nil

Earliest date of change

Please indicate the earliest date that any of the above changes occurred

2 6 / 0 5 / 0 5

(D D) (M M) (Y Y)

If shares were issued for other than cash, were some or all of the shares issued under a written contract?

☐ **Yes**

if yes, proprietary companies must also lodge a Form 207Z certifying that all stamp duties have been paid. Public companies must also lodge a Form 207Z and either a Form 208 or a copy of the contract.

☐ **No**

if no, proprietary companies are not required to provide any further documents with this form. Public companies must also lodge a Form 208.

C3 Change to share structure

Where a change to the share structure table has occurred (eg. as a result of the issue or cancellation of shares), please show the updated details for the share classes affected. Details of share classes not affected by the change are not required here.

Share class code	Full title if not standard	Total number of shares (current after changes)	Total amount paid on these shares	Total amount unpaid on these shares

Earliest date of change

Please indicate the earliest date that any of the above changes occurred

(D D) (M M) (Y Y)

☐☐ / ☐☐ / ☐☐

Lodgement details

Is this document being lodged to update the Annual Company Statement that was sent to you?

☐ Yes

☒ No

C4 Changes to the register of members

Use this section to notify changes to the register of members for your company (changes to the shareholdings of members):

- If there are 20 members or less in a share class, all changes need to be notified
- If there are more than 20 members in a share class, only changes to the top twenty need be notified (s178B).
- If shares are jointly owned, you must also provide names and addresses of all joint owners on a separate sheet (annexure), clearly indicating the share class and with whom the shares are jointly owned

The changes apply to
Please indicate the name and address of the member whose shareholding has changed

☐ Family name

Given names

OR

☐ Company name

ACN/ARBN/ ABN

Office, unit, level, or PO Box number

Street number and Street name

Suburb/City

State/Territory

Postcode

Country (if not Australia)

Earliest date of change
Please indicate the earliest date that any of the following changes occurred.

Date of change

[D D] / [M M] / [Y Y]

The changes are

Share class code	Shares increased by ... (number)	Shares decreased by ... (number)	Total number now held	*Total $ paid on these shares	*Total $ unpaid on these shares	Fully paid (y/n)	Beneficially held (y/n)	Top 20 member (y/n)

* Public companies are not required to provide these details

Date of entry of member's name in register
(New members only)

Date of entry

[D D] / [M M] / [Y Y]

C4 Continued... Further changes to the register of members

Use this section to notify changes to the register of members for your company (changes to the shareholdings of members):

- If there are 20 members or less in a share class, all changes need to be notified
- If there are more than 20 members in a share class, only changes to the top twenty need be notified (s178B)
- If shares are jointly owned, you must also provide names and addresses of all joint owners on a separate sheet (annexure), clearly indicating the share class and with whom the shares are jointly owned

The changes apply to
Please indicate the name and address of the member whose shareholding has changed

☐ Family name | Given names

OR

☐ Company name

ACN/ARBN/ ABN

Office, unit, level, or PO Box number

Street number and Street name

Suburb/City | State/Territory

Postcode | Country (if not Australia)

Earliest date of change
Please indicate the earliest date that any of the following changes occurred.

Date of change
[D D] / [M M] / [Y Y]

The changes are

Share class code	Shares increased by ... (number)	Shares decreased by ... (number)	Total number now held	*Total $ paid on these shares	*Total $ unpaid on these shares	Fully paid (y/n)	Beneficially held (y/n)	Top 20 member (y/n)

* Public companies are not required to provide these details

Date of entry of member's name in register
(New members only)

Date of entry
[D D] / [M M] / [Y Y]

9 June 2005

Westfield

Westfield Group
Level 24, Westfield Towers
100 William Street
Sydney NSW 2011
GPO Box 4004
Sydney NSW 2001
Australia

Telephone 02 9358 7000
Facsimile 02 9358 7077
Internet www.westfield.com

The Manager
Company Announcements Office
Australian Stock Exchange Limited
Level 4, Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam

RE: WESTFIELD GROUP (ASX:WDC)
ISSUE OF STAPLED SECURITIES PURSUANT TO EXERCISE OF OPTIONS

Please be advised that 7,460,830 ordinary stapled securities (the "New Securities") have been issued as a consequence of the exercise of options held by Deutsche Bank AG.

The New Securities will rank for distributions from 1 January 2005 and will rank equally with other stapled securities currently on issue.

Yours faithfully
WESTFIELD GROUP

Simon Tuxen
Company Secretary

encl

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement,
application for quotation of additional securities
and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

Westfield Group

ABN

Westfield Holdings Limited ABN 66 001 671 496 Westfield Trust ARSN 090 849 746 Westfield America Trust ARSN 092 058 449

We (the entity) give ASX the following information.

Part 1 - All issues
You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary stapled securities
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	7,460,830
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Same terms as existing ordinary stapled securities.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes.
5	Issue price or consideration	$103,400,000
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	The stapled securities were issued as a consequence of the exercise of unquoted options issued to Deutsche Bank AG.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	9 June 2005

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
1,718,357,792	Ordinary stapled-securities

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	581,500	Options (Deutsche Bank)
		28,089,524	Options (Westfield America Trust)
		1,183,600	Options (Executive)

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	There will be no change in distribution policy

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	N/A
12	Is the issue renounceable or non-renounceable?	N/A
13	Ratio in which the +securities will be offered	N/A
14	+Class of +securities to which the offer relates	N/A
15	+Record date to determine entitlements	N/A
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	N/A
17	Policy for deciding entitlements in relation to fractions	N/A
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	N/A
19	Closing date for receipt of acceptances or renunciations	N/A

+ See chapter 19 for defined terms.

20	Names of any underwriters	N/A
21	Amount of any underwriting fee or commission	N/A
22	Names of any brokers to the issue	N/A
23	Fee or commission payable to the broker to the issue	N/A
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A
25	If the issue is contingent on +security holders' approval, the date of the meeting	N/A
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A
28	Date rights trading will begin (if applicable)	N/A
29	Date rights trading will end (if applicable)	N/A
30	How do +security holders sell their entitlements *in full* through a broker?	N/A
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	N/A

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A
33	+Despatch date	N/A

Part 3 - Quotation of securities
You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☑ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	N/A
39	Class of +securities for which quotation is sought	N/A
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	N/A
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	N/A

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)	N/A	N/A

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: (Company secretary) Date: 9 June 2005

Print name: Simon Julian Tuxen

== == == == ==

+ See chapter 19 for defined terms.

6 June 2005

Westfield

Westfield Group
Level 24, Westfield Towers
100 William Street
Sydney NSW 2011
GPO Box 4004
Sydney NSW 2001
Australia

Telephone 02 9358 7000
Facsimile 02 9358 7077
Internet www.westfield.com

The Manager
Company Announcements Office
Australian Stock Exchange Limited
Level 4, Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam

RE: WESTFIELD GROUP (ASX:WDC) EXPANDS PORTFOLIO IN NEW YORK

A media release in relation to the above is attached.

Yours faithfully
WESTFIELD GROUP

Simon Tuxen
Company Secretary

encl



Monday 6 June 2005

WESTFIELD GROUP EXPANDS PORTFOLIO IN NEW YORK

The Westfield Group (ASX: WDC) today announced it has agreed to acquire a 100% interest in the Sunrise Mall in Massapequa, New York for US$143 million (A$189 million) of which approximately US$55 million (A$73 million) will constitute new Westfield America operating partnership units. The centre is being acquired at a yield of 7.9%. The completion of the purchase is expected to occur early in the second half of 2005.

The mall is a two-level, 1.246 million square foot (115,000 square metres) super regional shopping centre anchored by Sears, Macy's, JCPenney and Wal-Mart, with 128 in-line specialty stores. Total sales for 2004 were approximately US$240 million with specialty store sales productivity at approximately US$338 per square foot.

Sunrise has a trade area of more than 1.4 million people with average household incomes of US$86,600.

Westfield has six shopping centres in the New York/New Jersey/Connecticut tri-state market. These centres are South Shore in Bayshore, New York; Garden State Plaza in Paramus, New Jersey; and in Connecticut the centres are Enfield, Meriden, Trumbull and Connecticut Post in Milford. Sunrise Mall will be branded Westfield Sunrise, and represents the seventh Westfield centre in the tri-state market.

"We are pleased to increase our investment in the New York market area," said Managing Director Peter Lowy. "Sunrise offers both short and long-term redevelopment opportunities and is a very good geographic fit with existing assets in the region."

ENDS

The Westfield Group is an internally managed, vertically integrated, shopping centre group undertaking ownership, development, design, construction, funds/asset management, property management, leasing and marketing activities and employing in excess of 4,000 staff worldwide.

Westfield has investment interests in 127 shopping centres in four countries (US, Australia, New Zealand and UK), with a total value in excess of A$41 billion and is the largest retail property group in the world by equity market capitalisation.

The Westfield Group is the largest retail property group in the world by equity market capitalisation and the eighth largest entity listed on the Australian Stock Exchange.

media release

6 June 2005



Westfield Group
Level 24, Westfield Towers
100 William Street
Sydney NSW 2011
GPO Box 4004
Sydney NSW 2001
Australia
Telephone 02 9358 7000
Facsimile 02 9358 7077
Internet www.westfield.com

The Manager
Company Announcements Office
Australian Stock Exchange Limited
Level 4, Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam

RE: WESTFIELD GROUP (ASX:WDC): FOREIGN CURRENCY HEDGING UPDATE

The Westfield Group (ASX:WDC) has today finalised a foreign currency hedging arrangement ("collar") over approximately US$4.0 billion of the Group's borrowings.

As noted at the time of the merger the Group put in place cross currency swaps, the effect of which was to increase US dollar debt and reduce Australian dollar debt. As a result the value of the Group's US dollar borrowings and cross currency swaps closely equated to the value of the Group's US dollar property assets and created a balance sheet hedge against movements in exchange rates.

Any movement in asset values as a result of exchange rate fluctuations remains unrealised unless assets are sold. However, cross currency swaps will impact upon the Group's cashflow on rollover or maturity of the swap.

In order to manage the cashflow impact of maturing cross currency swaps the Group has now entered into put and call options ("collar") over US$4 billion of the Group's borrowings. The "collar" matures in the six month period ending 31 December 2006 and has an average exchange rate upper limit of AUD = USD 0.7950 and an average exchange rate lower limit of AUD = USD 0.7230.

This hedging arrangement has been achieved at "zero cost" and is not expected to have any impact on the Group's forecast distribution for the 12 months ending 31 December 2005.

Yours faithfully
WESTFIELD GROUP

Simon Tuxen
Company Secretary

Australian Securities & Investments Commission

02143951

Form 491
Corporations Act 2001

Change to scheme details

If there is insufficient space in any section of the form, you may photocopy the relevant page(s) and submit as part of this lodgement

Scheme details

Scheme name
Westfield Trust

ARSN/ABN
090 849 746

Lodgement details

Who should ASIC contact if there is a query about this form?

Name
Graeme Blackett

ASIC registered agent number (if applicable)
16234

Telephone number
02 9358 7967

Postal address
GPO Box 4004
SYDNEY NSW 2001

Please provide an estimate of the time taken to complete this form.
hrs mins

1 Change to issued interest structure table

This section allows a change to the interest class (eg. as a result of the issue or cancellation of interests) to be shown. Only details of the changed interest class need to be shown here.

1a Unit trusts

Class into which interests are divided	Description of class	Number of interests in the class	Total amount paid up for the class	Total amount unpaid for the class
UNT	Ordinary untis	1,710,896,962	$5,497,916,082	Nil
WTDE	WT Deutsche 2009 Options	684,900	$8,766,720	Nil
SWHL	Stapling Options - WHL	1,183,600	Nil	Nil
SWFA	Stapling Options - WFA	1,183,600	Nil	Nil

Note: If insufficient space in the table above, please provide details in an annexure. (Refer to the guide for annexure requirements)

1b Other than unit trusts

Class into which interests are divided	Description of class	Number of interests in the class	Total amount paid up for the class	Total amount unpaid for the class

Note: If insufficient space in the table above, please provide details in an annexure. (Refer to the guide for annexure requirements)

2 Change to interest holder details

Where the interest holders or details of the interest holders have changed, please show the updated details in the table below.
You must show:

- All interest holders - if scheme has 20 or fewer interest holders
- The top 20 interest holders in each class - if scheme has more than 20 interest holders

If two or more interest holders in the top 20 within a class each hold the same number of interests, the responsible entity must include the details set out above for each of those interest holders.

Interest holder's name	Interest holder's ACN (if a company)	Interest holder's address	Total interests held in each class	Fully paid (Y/N)
		See Annexure A of 2 pages		

2 Continued ... Change to interest holder details

Interest holder's name	Interest holder's ACN (if a company)	Interest holder's address	Total interests held in each class	Fully paid (Y/N)

Signature

form must be signed by a current director or secretary of the responsible entity.

I certify that the information in this form is true and complete.

Name

Simon Julian Tuxen

Capacity

☐ Director of responsible entity

☒ Secretary of responsible entity

Signature

Date signed

2 7 / 0 5 / 0 5
[D D] [M M] [Y Y]

Lodgement

Send completed and signed forms to:
Australian Securities and Investments Commission,
PO Box 4000, Gippsland Mail Centre VIC 3841.

For help or more information
Telephone 03 5177 3988
Email info.enquiries@asic.gov.au
Web www.asic.gov.au

WESTFIELD TRUST

ARSN 090 849 746
ANNEXURE A of 2 pages referred to in Form 491 Change to Scheme Details

Simon Julian Tuxen
Secretary of the Responsible Entity

Dated: 27 May 2005

Ordinary Units

Interest holder's name	Interest holder's ACN (if a company)	Interest holder's address	Total interests held in each class	Fully paid (Y/N)
J P Morgan Nominees Australia Limited	002 899 961	Locked Bag 7 Royal Exchange NSW 1225	261,241,989	Y
Westpac Custodian Nominees Limited	002 861 565	50 Pitt Street Sydney NSW 2000	241,006,497	Y
National Nominees Limited	004 278 899	GPO Box 1406M Melbourne Bic 3001	173,467,883	Y
Cordera Holdings Pty Limited	000 699 249	GPO Box 4004 Sydney NSW 2001	97,994,531	Y
ANZ Nominees Limited	005 357 568	GPO Box 2842AA Melbourne Vic 3001	70,148,601	Y
Citicorp Nominees Pty Limited	000 809 030	GPO 764G Melbourne Vic 3001	61,795,466	Y
Cogent Nominees Pty Limited	084 150 023	PO Box R209 Royal Exchange NSW 1225	52,225,514	Y
Citicorp Nominees Pty Limited <CFS WSLE PROPERTY SECS A/C>	000 809 030	GPO 764G Melbourne Vic 3001	40,031,560	Y
AMP Life Limited	079 300 379	PO Box R209 Royal Exchange NSW 1225	26,773,828	Y
Cogent Nominees Pty Limited <SMP Accounts>	084 150 023	PO Box R209 Royal Exchange NSW 1225	25,424,870	Y
Queensland Investment Corporation		C/- National Nominees Limited GPO Box 2242 Brisbane Qld 4001	23,536,660	Y

Interest holder's name	Interest holder's ACN (if a company)	Interest holder's address	Total Interests held in each class	Fully paid (Y/N)
HSBC Custoday Nominees (Australia) Limited	003 094 568	GPO Box 5302 Sydney NSW 2001	18,662,178	Y
Westpac Financial Services Ltd	000 241 127	C/- Westpac Custodian Nominees Limited 50 Pitt Street Sydney NSW 2000	17,760,417	Y
Franley Holdings Pty Limited	000 360 681	GPO Box 4004 Sydney NSW 2001	15,617,400	Y
ANZ Nominees Limited	005 357 568	GPO Box 2842AA Melbourne Vic 3001	14,079,704	Y
Victorian Workcover Authority		C/- National Nominees Limited GPO Box 1406M Melbourne Vic 3001	13,889,943	Y
Bond Street Custodians Limited <PROPERTY SECURITIES A/C>	008 607 065	Level 26 20 Bond Street Sydney NSW 2000	13,885,405	Y
Westfield C Fund Pty Limited	061 699 474	Level 24 100 William Street Sydney NSW 2000	13,728,334	Y
RBC Global Services Australia Nominees Pty Limited	097 125 123	GPO Box 5430 Sydney NSW 2000	12,701,181	Y
Transport Accident Commission		C/- National Nominees Limited GPO Box 1406M Melbourne Vic 3001	11,250,197	Y

Australian Securities & Investments Commission

Form 491
Corporations Act 2001

Change to scheme details

If there is insufficient space in any section of the form, you may photocopy the relevant page(s) and submit as part of this lodgement

Scheme details

Scheme name
Westfield America Trust

ARSN/ABN
092 058 449

Lodgement details

Who should ASIC contact if there is a query about this form?

Name
Graeme Blackett

ASIC registered agent number (if applicable)
16234

Telephone number
02 9358 7967

Postal address
GPO Box 4004
SYDNEY NSW 2001

Please provide an estimate of the time taken to complete this form.
hrs mins

1 Change to issued interest structure table

This section allows a change to the interest class (eg. as a result of the issue or cancellation of interests) to be shown. Only details of the changed interest class need to be shown here.

1a Unit trusts

Class into which interests are divided	Description of class	Number of interests in the class	Total amount paid up for the class	Total amount unpaid for the class
ORD	Ordinary Units	1,793,981 325	$6,465,918,895	nil
FS	Series F Securities	52,500	$8,188,153	nil
SGS	Series G Special options	428,315	$520,306	nil
SG1S	Series G Special Options	277,778	$337,578	nil
SHS	Series H Special Options	14,070,072	$197,355	nil
SIS	Series I Special Options	13,260,859	$100,000	nil
SWHL	Stapling Options - WHL	1,183,600	nil	nil
SWT	Stapling Options - WT	684,900	nil	nil

Note: If insufficient space in the table above, please provide details in an annexure. (Refer to the guide for annexure requirements)

1b Other than unit trusts

Class into which interests are divided	Description of class	Number of interests in the class	Total amount paid up for the class	Total amount unpaid for the class

Note: If insufficient space in the table above, please provide details in an annexure. (Refer to the guide for annexure requirements)

2 Change to interest holder details

Where the interest holders or details of the interest holders have changed, please show the updated details in the table below.
You must show:

- All interest holders - if scheme has 20 or fewer interest holders
- The top 20 interest holders in each class - if scheme has more than 20 interest holders

If two or more interest holders in the top 20 within a class each hold the same number of interests, the responsible entity must include the details set out above for each of those interest holders.

Interest holder's name	Interest holder's ACN (if a company)	Interest holder's address	Total interests held in each class	Fully paid (Y/N)
		See Annexure A of 2 pages		

2 Continued ... Change to interest holder details

Interest holder's name	Interest holder's ACN (if a company)	Interest holder's address	Total interests held in each class	Fully paid (Y/N)

Signature

This form must be signed by a current director or secretary of the responsible entity.

I certify that the information in this form is true and complete.

Name

Simon Julian Tuxen

Capacity

[ ] Director of responsible entity

[X] Secretary of responsible entity

Signature

Date signed

2 7 / 0 5 / 0 5
[D D] [M M] [Y Y]

Lodgement

Send completed and signed forms to:
Australian Securities and Investments Commission,
PO Box 4000, Gippsland Mail Centre VIC 3841.

For help or more information
Telephone 03 5177 3988
Email info.enquiries@asic.gov.au
Web www.asic.gov.au

WESTFIELD AMERICA TRUST

ARSN 092 058 449
ANNEXURE A of 2 pages referred to in
Form 491Change to Scheme Details

Simon Julian Tuxen
Secretary of the Responsible Entity

Dated: 27 May 2005

Ordinary Units

Interest holder's name	Interest holder's ACN (if a company)	Interest holder's address	Total Interests held in each class	Fully paid (Y/N)
J P Morgan Nominees Australia Limited	002 899 961	Locked Bag 7 Royal Exchange NSW 1225	261,241,989	Y
Westpac Custodian Nominees Limited	002 861 565	50 Pitt Street Sydney NSW 2000	241,006,497	Y
National Nominees Limited	004 278 899	GPO Box 1406M Melbourne Bic 3001	173,467,883	Y
Cordera Holdings Pty Limited	000 699 249	GPO Box 4004 Sydney NSW 2001	97,994,531	Y
ANZ Nominees Limited	005 357 568	GPO Box 2842AA Melbourne Vic 3001	70,148,601	Y
Citicorp Nominees Pty Limited	000 809 030	GPO 764G Melbourne Vic 3001	61,795,466	Y
Cogent Nominees Pty Limited	084 150 023	PO Box R209 Royal Exchange NSW 1225	52,225,514	Y
Citicorp Nominees Pty Limited <CFS WSLE PROPERTY SECS A/C>	000 809 030	GPO 764G Melbourne Vic 3001	40,031,560	Y
AMP Life Limited	079 300 379	PO Box R209 Royal Exchange NSW 1225	26,773,828	Y
Cogent Nominees Pty Limited <SMP Accounts>	084 150 023	PO Box R209 Royal Exchange NSW 1225	25,424,870	Y
Queensland Investment Corporation		C/- National Nominees Limited GPO Box 2242 Brisbane Qld 4001	23,536,660	Y

Interest holder's name	Interest holder's ACN (if a company)	Interest holder's address	Total interests held in each class	Fully paid (Y/N)
HSBC Custoday Nominees (Australia) Limited	003 094 568	GPO Box 5302 Sydney NSW 2001	18,662,178	Y
Westpac Financial Services Ltd	000 241 127	C/- Westpac Custodian Nominees Limited 50 Pitt Street Sydney NSW 2000	17,760,417	Y
Franley Holdings Pty Limited	000 360 681	GPO Box 4004 Sydney NSW 2001	15,617,400	Y
ANZ Nominees Limited	005 357 568	GPO Box 2842AA Melbourne Vic 3001	14,079,704	Y
Victorian Workcover Authority		C/- National Nominees Limited GPO Box 1406M Melbourne Vic 3001	13,889,943	Y
Bond Street Custodians Limited <PROPERTY SECURITIES A/C>	008 607 065	Level 26 20 Bond Street Sydney NSW 2000	13,885,405	Y
Westfield C Fund Pty Limited	061 699 474	Level 24 100 William Street Sydney NSW 2000	13,728,334	Y
RBC Global Services Australia Nominees Pty Limited	097 125 123	GPO Box 5430 Sydney NSW 2000	12,701,181	Y
Transport Accident Commission		C/- National Nominees Limited GPO Box 1406M Melbourne Vic 3001	11,250,197	Y

WESTFIELD MANAGEMENT LIMITED

ACN 001 670 579

WESTFIELD TRUST

ARSN 090 849 746

MASTER COMPLIANCE PLAN
(EFFECTIVE DATE 24 MAY 2005)

TABLE OF CONTENTS

PART 1 – THE COMPLIANCE PLAN 1

APPLICATION OF THE COMPLIANCE PLAN 1
PURPOSE OF THE COMPLIANCE PLAN 1
COMMENCEMENT 1
CHANGING THE COMPLIANCE PLAN 1
DEFINITIONS 1
INTERPRETATION 4

PART 2 - WESTFIELD'S COMPLIANCE STRUCTURE 6

PART 3 - THE COMPLIANCE COMMITTEE 7

ROLE AND FUNCTION IN THE COMPLIANCE PROCESS 7
APPOINTMENT OF MEMBERS OF THE COMPLIANCE COMMITTEE 7
MINIMUM NUMBER OF MEMBERS 7
SERVICE AGREEMENTS FOR EXTERNAL MEMBERS 7
TERM OF OFFICE 7
ALTERNATE MEMBERS 7
TERMS OF REFERENCE 8
FREQUENCY OF MEETINGS 8
CONVENING MEETINGS 8
TECHNOLOGY 8
QUORUM 8
CHAIRMAN 8
VOTING 9
MINUTES 9
REPORTS TO COMPLIANCE COMMITTEE 9
REPORTS BY COMPLIANCE COMMITTEE TO THE BOARD 9
REPORTING OF BREACHES TO ASIC 10
RECORDS 10
ACCESS TO INFORMATION, STAFF MEMBERS AND AUDITOR 10
EXTERNAL ADVICE 10
OPERATION WITHOUT A COMPLIANCE COMMITTEE 10

PART 4 - COMPLIANCE PROCESS 11

ROLE AND FUNCTION IN THE COMPLIANCE PROCESS 11
SELECTION OF COMPLIANCE OFFICERS 11
EXTERNAL ADVICE 11
TRAINING 11
ASIC COMPLIANCE CHECKS 11

PART 5 – EXECUTIVES AND STAFF MEMBERS 12

ROLE AND FUNCTION IN THE COMPLIANCE PROCESS 12
RESOURCES 12
TRAINING 12

PART 6 - BREACHES 13

IDENTIFICATION, RECTIFICATION AND REPORTING 13

PART 7 – COMPLIANCE PLAN AND CONSTITUTION 15

PART 8 – COMPLIANCE PLAN AUDIT 17

PART 9 – FINANCIAL SERVICES LICENCE 19

PART 10 - COMPLAINTS 22

PART 11 - PROMOTION OF THE SCHEME 23

OFFER DOCUMENTS 23
ADVERTISING MATERIALS 23
INVESTMENT ADVICE 24

PART 12 – CONTINUOUS DISCLOSURE 25

PERIODIC REPORTING TO MEMBERS 25

PART 13 – SCHEME PROPERTY 27

CUSTODY 27
APPOINTMENT OF AN EXTERNAL CUSTODIAN 27
OBLIGATIONS OF AN EXTERNAL CUSTODIAN 27
OBLIGATIONS OF WESTFIELD AS CUSTODIAN 28

PART 14 – VALUATION OF SCHEME PROPERTY 29

PART 15 – UNIT PRICING 30

PART 16 – REGISTERS 31

EXTERNAL REGISTRY 31
INTERNAL REGISTRY 31

PART 17 – INCOME COLLECTION 33

PART 18 – INCOME CALCULATION, DISTRIBUTION & REINVESTMENT 34

PART 19 – RECORD RETENTION AND DISASTER RECOVERY 35

RECORD RETENTION 35
DISASTER RECOVERY 35

PART 20 – INVESTMENT ISSUES 36

INVESTMENTS 36
BORROWINGS 36
INSURANCES 36

PART 21 – RELATED PARTY ISSUES, FEES AND EXPENSES 38

PART 22 – SERVICE PROVIDERS 40

PART 23 – COMPLIANCE WITH ASX LISTING RULES 41

PART 24 – MEETINGS OF SCHEME MEMBERS 42

PART 25 – TERMINATION OF A SCHEME 43

PART 26 – INSIDER TRADING 44

PART 27 – CONFLICTS OF INTEREST 45

PART 1 – THE COMPLIANCE PLAN

Application of the Compliance Plan

1.1 This Compliance Plan applies to each of the following Schemes as if it was the individual compliance plan for each of those Schemes:

Scheme	*ARSN*
Westfield Number 2 Sub Trust	090 094 358

1.2 Subject to the Corporations Act, all the provisions of the Compliance Plan apply to a particular Scheme until Westfield determines otherwise.

1.3 Subject to the Corporations Act, Westfield may determine that the Compliance Plan applies to a further scheme, or ceases to apply to a Scheme. If Westfield makes such a determination, it must amend section 1.1 accordingly and notify the Compliance Committee.

Purpose of the Compliance Plan

1.4 The Compliance Plan sets out the procedures Westfield must follow in operating the Scheme to comply with the requirements of the Corporations Act and the Constitution. It forms part of Westfield's compliance program.

1.5 Westfield may develop other documents and systems (including policies, procedures manuals or checklists) to set out in greater detail matters covered by its compliance program, and may amend such documents and systems from time to time. These other documents and systems, including any policies expressly referred to in the Compliance Plan, operate alongside, but do not form part of, the Compliance Plan.

Commencement

1.6 The Compliance Plan takes effect for a Scheme when:

(a) the Scheme is registered by ASIC; or

(b) Westfield determines to implement the Compliance Plan for a particular Scheme that is not registered by ASIC.

Changing the Compliance Plan

1.7 Subject to the Corporations Act, Westfield may modify or replace the Compliance Plan.

Definitions

1.8 The following words have these meanings in the Compliance Plan, unless the contrary intention appears:

"ARSN" means the Australian Registered Scheme Number for the Scheme.

"ASIC" means the Australian Securities & Investments Commission.

"ASIC Policy" includes ASIC Policy Statements and Practice Notes.

"Assistant Company Secretary" means the person appointed by Westfield to act in that position from time to time.

"ASX" means Australian Stock Exchange Limited.

"Audit and Compliance Committee" means the appointed Audit and Compliance Committee of the Board from time to time.

"Board" means the Board of Directors of Westfield.

"Chairman" means the appointed Chairman of the Compliance Committee from time to time (if any).

"Company Secretary" means the appointed Company Secretary of Westfield from time to time.

"Compliance Committee" means the Scheme's Compliance Committee established under s.601JA of the Corporations Act.

"Compliance Manager" means the appointed Compliance Manager of Westfield from time to time.

"Compliance Officer - Australia" means the most senior Compliance Officer for Westfield's Australian operations from time to time.

"Compliance Officers" means the appointed compliance officers of Westfield from time to time.

"Compliance Plan" means this Compliance Plan as it applies from time to time in relation to each of the Schemes.

"Compliance Plan Auditor" means the auditor of the Compliance Plan as referred to in s.601HG of the Corporations Act.

"Constitution" means the Scheme's constitution as referred to in s.601GA of the Corporations Act.

"Continuous Disclosure Obligations" means any applicable continuous disclosure obligations under the Corporations Act or the Listing Rules in relation to the Scheme.

"Custodian", in relation to custody services in respect of the Scheme:

(a) provided by any external custodian, means the relevant external custodian; and

(b) provided by Westfield, means Westfield.

"Deputy Chief Financial Officer" means the person appointed by Westfield to act in that position from time to time.

"Deputy Chief Financial Officer - Capital Markets" means the most senior Executive (other than the Executive Directors) responsible for all aspects of the administration and operation of the Scheme.

"Directors" means the appointed directors of Westfield from time to time.

"Executive Directors" means the executive directors of Westfield from time to time.

"Executives" means Staff Members holding senior management positions.

"Financial Services Laws" means relevant financial services laws as defined in the Corporations Act.

"General Manager - Marketing" means the person appointed by Westfield to act in that position from time to time.

"Group Chief Financial Officer" means the person appointed by Westfield to act in that position from time to time.

"Group Compliance Officer" means the most senior Compliance Officer in the Westfield Holdings Group from time to time.

"Group General Counsel" means the person appointed by Westfield to act in that position from time to time.

"Group Treasurer" means the person appointed by Westfield to act in that position from time to time.

"Internal Representative" means a Staff Member who meets certain criteria and is appointed by the Deputy Chief Financial Officer - Capital Markets to act in that position from time to time.

"Listed" means admitted to the official list of ASX whether or not quotation of units is deferred, suspended or subjected to a trading halt or units are quoted as part of Stapled Securities.

"Listing Rules" means the listing rules of ASX as they may apply to the Scheme from time to time or otherwise as amended, varied or waived (whether in respect of the Scheme or generally) from time to time.

"Members" means the members of the Scheme.

"Offer Document" means any product disclosure document or information memorandum in relation to an offer of securities in the Scheme.

"Property Manager" means a person who is appointed to act as the property manager of a material asset of the Scheme.

"Registry" means the appointed registry provider (if any) for the Scheme.

"Responsible Officer" means an Executive Director or an Executive who is appointed by Westfield to perform duties in connection with the holding of Westfield's financial services licence.

"Scheme" means each of the managed investment schemes to which the Compliance Plan applies, as determined under Part 1 of the Compliance Plan.

"Scheme Auditor" means the auditor of the Scheme as referred to in section 331AB of the Corporations Act.

"Service Providers" means:

(a) external Custodians;

(b) registrars;

(c) Property Managers; and

(d) other persons,

providing major services as agent for Westfield in relation to the Scheme from time to time.

"Staff Members" means persons employed by Westfield or any of its related bodies corporate, whose services are directly provided to Westfield in relation to its operations with respect to the Scheme. For the avoidance of doubt, **"Staff Members"** does not include persons employed, engaged or otherwise made available by independent contractors (including any external Custodian) which may be engaged by Westfield.

"Stapled" means the linking together of units in a Scheme, and units in another managed investment scheme or shares in a company or both so that one may not be transferred or otherwise dealt with without the other or others and which are quoted on the ASX jointly as a stapled security or other such term as the ASX permits.

"Stapled Security" means a unit in a Scheme, and a unit in another managed investment scheme or a share in a company or both which are Stapled.

"Westfield" means either Westfield Management Limited ACN 001 670 579 in its capacity as the responsible entity of the Scheme, or any subsequent responsible entity of the Scheme.

"Westfield Holdings Group" means Westfield Holdings Limited ACN 001 671 496 and each of its controlled entities from time to time.

"Westfield's Compliance Manual" means the Westfield Holdings Group's compliance manual from time to time.

"Westfield's Valuation Policy" means the Westfield Holdings Group's policy from time to time in relation to the valuation of Scheme assets.

Interpretation

1.9 In the Compliance Plan, unless the contrary intention appears:

(a) a reference to the Corporations Act is a reference to the Corporations Act 2001 as modified by any ASIC Class Order or specific instrument of relief which is being relied upon by any Class Order or specific instrument of relief which is being relied upon from time to time, provided the conditions of that relief are met;

(b) a reference to a statute, ordinance, code or other law includes regulations and other instruments under it and consolidations, amendments, re-enactments or replacements of any of them;

(c) the singular includes the plural and vice versa;

(d) the word "person" includes a firm, body corporate, unincorporated association or

authority; and

(e) a reference to a position by a particular title includes a reference to that position as it may be retitled or replaced from time to time.

1.10 In the Compliance Plan, where anything is required to be done a certain number of times in each year, that thing:

(a) must be done the number of times stated in the Compliance Plan with respect to each full financial year of the Scheme after the Compliance Plan commences to apply to the Scheme; and

(b) with respect to any partial financial year immediately after the Compliance Plan commences to apply to the Scheme, subject to any applicable ASIC relief:

(i) where the fraction of a financial year remaining is more than one quarter, must be done the number of times which, expressed as a fraction of the number of times stated in the Compliance Plan, is equal to the fraction of a financial year remaining (rounded down to the nearest whole number); and

(ii) need not be done where the fraction of a financial year remaining is less than one quarter.

PART 2 - WESTFIELD'S COMPLIANCE STRUCTURE

2.1 Westfield's compliance structure has the following components:

(a) the Board;

(b) the Audit and Compliance Committee of the Board;

(c) the Compliance Committee (see Part 3);

(d) the Compliance Officers (see Part 4); and

(e) Executives and Staff Members (see Part 5).

2.2 If, under the Compliance Plan, a person (other than a member of the Board or a member of the Compliance Committee) is required to perform any act or ensure that any act is done, that person may delegate the actual performance of that function to any suitably qualified Executive, Staff Member or Service Provider, but must continue to monitor the performance of that function by the delegate to ensure that the act is performed in accordance with any applicable requirements of the Compliance Plan.

2.3 If, under the Compliance Plan, a member of the Board or a member of the Compliance Committee is required to perform any act or ensure that any act is done, that member may delegate the actual performance of that function to a person who has been formally appointed as such member's alternate in accordance with any applicable requirements of the Compliance Plan or Westfield's Constitution, but must continue to monitor the performance of that function by the delegate to ensure that the act is performed in accordance with any applicable requirements of the Compliance Plan.

PART 3 - THE COMPLIANCE COMMITTEE

Role and Function in the Compliance Process

3.1 The Compliance Committee is responsible for monitoring Westfield's compliance with the Compliance Plan and report on its findings to the Board.

Appointment of Members of the Compliance Committee

3.2 Members of the Compliance Committee will be selected following a review by the Board of the proposed member's skill, experience and capacity to meet Westfield's requirements and carry out the functions in accordance with any applicable requirements of the Compliance Plan, the Corporations Act and ASIC Policies including, in the case of external members of the Compliance Committee, that they are qualified to act as external members for the purposes of the Corporations Act. The appointment of a member of the Compliance Committee must be approved by the Board.

3.3 Members of the Compliance Committee who are external members must immediately notify the Compliance Committee and the Board if they cease to be qualified to act as external members for the purposes of the Corporations Act.

3.4 The Group Compliance Officer is responsible for obtaining confirmation at least once a year from each of the external members of the Compliance Committee on whether they continue to be qualified to act as external members for the purposes of the Corporations Act.

Minimum Number of Members

3.5 Westfield must ensure that the Compliance Committee has at least three members at all times. The majority of them must be external members.

Service Agreements for External Members

3.6 Each external member of the Compliance Committee must enter into a service agreement with Westfield dealing with relevant matters such as their appointment and removal, indemnification, insurance and remuneration. The terms of the service agreement must be consistent with the Compliance Plan.

Term of Office

3.7 Westfield may remove a member from the Compliance Committee by notice to that member. At least 14 days' notice must be given unless Westfield considers the removal of a member of the Compliance Committee on shorter notice to be in the best interests of Members or (subject to the terms of the member's appointment) the member is in breach of the terms of their appointment.

3.8 A member of the Compliance Committee may retire on two months' notice to Westfield, or any shorter notice period as Westfield agrees.

Alternate Members

3.9 A member of the Compliance Committee may nominate an alternate. If the member is an external member, the alternate must qualify as an external member. Any alternate must be acceptable to Westfield.

Terms of Reference

3.10 Westfield may develop other documents and systems (such as a Compliance Committee charter) to set out in greater detail the procedures the Compliance Committee must follow, and may amend such documents and systems from time to time. These other documents and systems operate alongside, but do not form part of, the Compliance Plan.

Frequency of Meetings

3.11 The Compliance Committee must meet at least four times per annum, unless the members of the Compliance Committee agree it is not necessary or desirable for a particular meeting to be held.

Convening Meetings

3.12 On the giving of reasonable notice, any member of the Compliance Committee may, and the Company Secretary must on request from Westfield or any member of the Compliance Committee, convene a meeting of the Compliance Committee.

Technology

3.13 A meeting of the Compliance Committee may be held using telephone conference or video conference facilities or any combination thereof, or any other technology agreed to by all the members of the Compliance Committee. A resolution in writing signed by all members of the Compliance Committee is as valid and effective as if it had been passed at a meeting of members of the Compliance Committee. A written resolution may consist of several documents in like form, each signed by one or more members.

Quorum

3.14 The quorum for a meeting of the Compliance Committee is two members, at least one of whom must be an external member. If a quorum is not present within 15 minutes after the appointed time, the meeting is adjourned to a place and time that the members present decide. They must tell the other members of the time and place. At any adjourned meeting, those members present constitute a quorum, provided that the number of external members present is at least equal to the number of other members present.

Chairman

3.15 Westfield may appoint a Chairman for a meeting or for a term, and may terminate that appointment at any time. If no Chairman is so appointed or present at a meeting, the members of the Compliance Committee present may elect a Chairman for the meeting. Any Chairman must be a member of the Compliance Committee.

3.16 The Chairman may determine how a meeting will be conducted. The decision of the Chairman on any matter relating to the conduct of a meeting is final.

Adjournment

3.17 The Compliance Committee may adjourn a meeting for any reason to a place and time it considers appropriate.

Voting

3.18 Voting at a Compliance Committee meeting is by simple majority. The Chairman does not have a casting vote. If there is an equality of votes on a proposed resolution, that resolution will be taken to have been resolved in the negative. No objection may be made to any vote cast unless the objection is made at the meeting.

Minutes

3.19 The Chairman of the Compliance Committee must ensure that the Company Secretary or that person's nominee is invited to attend all meetings of the Compliance Committee to maintain minutes of the proceedings of all such meetings.

Reports to Compliance Committee

3.20 The Compliance Committee may determine the form of any report that a person is to provide to it under the Compliance Plan.

Reports by Compliance Committee to the Board

3.21 The Compliance Committee is responsible for reporting to the Board:

(a) at the Board's next scheduled meeting after each Compliance Committee meeting, in relation to compliance matters considered at those meetings;

(b) any breach in relation to the Scheme of:

(i) the Corporations Act;

(ii) ASIC Policy;

(iii) the Listing Rules;

(iv) Westfield's financial services licence;

(v) the Constitution; or

(vi) the Compliance Plan,

of which it becomes aware, or which it suspects, and which it considers to be sufficiently material to be so reported;

(c) at least once a year whether, in its view, the Compliance Plan is adequate, and making recommendations to the Board about any changes it considers should be made to the Compliance Plan (see Part 7 – Compliance Plan and Constitution); and

(d) otherwise as required by Westfield or as determined to be necessary by the Compliance Committee to perform its functions properly.

3.22 The Compliance Committee must inform the Board if it forms the view that a member of the Compliance Committee or a proposed member of the Compliance Committee does not have sufficient skills, experience or resources to undertake a given responsibility.

Reporting of Breaches to ASIC

3.23 The Compliance Committee is responsible for reporting to ASIC if the Compliance Committee forms the view that Westfield has not taken or does not propose to take appropriate action to deal with a matter reported to the Board under section 3.21(b).

Records

3.24 The Chairman of the Compliance Committee is responsible for ensuring that the Company Secretary is provided with copies of all reports and recommendations of the Compliance Committee to enable records of such reports and recommendations to be kept by the Company Secretary.

Access to Information, Staff Members and Auditor

3.25 Westfield will ensure that each member of the Compliance Committee has access to:

(a) information that is relevant to Westfield's compliance with the Compliance Plan;

(b) the Scheme's accounting records;

(c) Staff Members;

(d) the Scheme Auditor;

(e) the Compliance Plan Auditor; and

(f) Westfield's Auditor.

for the purpose of carrying out the functions of the Compliance Committee.

External Advice

3.26 The Compliance Committee or any of its members may commission independent professional advice or assistance or engage other persons to assist them in performing their functions, where this is necessary for the Compliance Committee or such member to carry out their respective functions. The Compliance Committee or member of the Compliance Committee, as the case may be, must notify the Company Secretary before doing so.

Operation without a Compliance Committee

3.27 If there is no Compliance Committee for a Scheme, this Part 3 does not operate and a reference in the Compliance Plan to:

(a) the Compliance Committee is taken to be a reference to the Board; and

(b) the members of the Compliance Committee is taken to be a reference to the Directors of Westfield.

PART 4 - COMPLIANCE PROCESS

Role and Function in the Compliance Process

4.1 The Compliance Manager is responsible for monitoring compliance with the provisions of the Corporations Act, the Constitution and the Compliance Plan.

4.2 Westfield's Compliance Manual requires Executives and Staff to bring all compliance issues to the attention of the Compliance Officers.

4.3 The Compliance Officers and the Compliance Manager are headed by the Group Compliance Officer, who has direct access to the Chairman of the Compliance Committee, the Chairman of the Audit and Compliance Committee and the Board.

4.4 The Group Compliance Officer is responsible for reporting compliance findings to the Compliance Committee in accordance with any applicable requirements of the Compliance Plan.

Selection of Compliance Officers

4.5 The Audit and Compliance Committee is responsible for selecting and appointing the Compliance Officers. In selecting Compliance Officers, the Audit and Compliance Committee will review and consider, among other matters, the experience and qualifications of the individual appropriate to their proposed compliance responsibility.

4.6 The Group Compliance Officer must inform the Audit and Compliance Committee if he doubts that any Compliance Officer has sufficient skills, experience or resources to carry out any duty.

External Advice

4.7 The Compliance Officers and the Compliance Manager may commission independent professional advice or assistance where this is reasonably necessary for them to carry out their functions. This does not reduce their duties.

Training

4.8 Westfield's Compliance Manual requires the Compliance Officers to attend, in accordance with any applicable requirements of ASIC Policy:

(a) conferences and forums held by industry associations to keep abreast of compliance and regulatory issues affecting the Schemes; and

(b) industry and professional training courses on compliance practices and current regulatory issues.

ASIC Compliance Checks

4.9 The Group Compliance Officer is responsible for ensuring that all Executives and Staff Members are informed of their obligations to assist ASIC with its compliance checks.

PART 5 – EXECUTIVES AND STAFF MEMBERS

Role and Function in the Compliance Process

5.1 When recruited, Executives and Staff Members are required to provide a written acknowledgment to the effect that they must:

(a) comply with all laws and regulations applicable to their conduct; and

(b) carry out their duties within the Westfield Holdings Group's policies and rules.

5.2 Westfield's Compliance Manual, copies of which are made available to each Executive and Staff Member via the Westfield Intranet (subject to technical limitations), provides a statement of the Westfield Holdings Group's values and staff code of conduct, which include the requirement that all Executives and Staff Members must:

(a) comply with all laws and regulations applicable to their conduct; and

(b) carry out their duties within the Westfield Holdings Group's policies and rules.

Westfield's Compliance Manual contains details of the laws and regulations in relation to its operations which are considered by Westfield to be relevant for inclusion therein, including laws and regulations under the Corporations Act and the Listing Rules with respect to the Continuous Disclosure Obligations (see also Part 12) and the laws on insider trading (see also Part 26).

5.3 Executives are responsible for ensuring that Staff Members within their areas of responsibility are made aware of the existence and contents of Westfield's Compliance Manual, and for notifying the Compliance Officers of any instances of non-compliance with any applicable provisions of Westfield's Compliance Manual.

5.4 The Group Compliance Officer is responsible for obtaining a written statement at least twice a year from each Executive on whether, within their respective areas of responsibility, the Westfield Holdings Group's business in relation to the Scheme has complied with all legislative, regulatory and other legal requirements.

Resources

5.5 Westfield and Westfield Limited are wholly-owned subsidiaries of Westfield Holdings Limited. Westfield has entered into an arrangement with Westfield Limited under which Westfield Limited has agreed to provide all resources that are available to the Westfield Holdings Group, including personnel and administrative services, which in Westfield's opinion are necessary to enable Westfield properly to perform its duties in relation to the Scheme.

Training

5.6 Westfield's Compliance Manual encourages Staff Members regularly to attend relevant industry and professional training courses, in addition to in-house seminars.

PART 6 - BREACHES

Identification, Rectification and Reporting

6.1 The Compliance Manager is responsible for maintaining compliance timetables which provides a basic framework for monitoring and reporting on compliance with obligations under the Corporations Act, the Constitution, the Compliance Plan and Westfield's financial services licence in relation to the Scheme.

6.2 Compliance processes used to seek to prevent or identify breaches of obligations under the Corporations Act or the Financial Services Laws the Constitution, the Compliance Plan and Westfield's financial services licence in relation to the Scheme include the following:

(a) relevant Executives and Staff Members following procedures and policies outlined in Westfield's Compliance Manual and in other relevant documentation;

(b) sign-offs by relevant Executives and Staff Members on compliance outcomes as recorded in the compliance timetables, providing a framework for monitoring key compliance obligations;

(c) confirmation of compliance activities by direct reporting to the Group Compliance Officer from the relevant Executive;

(d) monitoring complaints; and

(e) monitoring compliance with the provisions set out in written service agreements.

6.3 The compliance processes used are designed to identify compliance success or failure (and where failure, identify the steps required for rectification).

6.4 Executives and Staff Members are responsible for ensuring that details of any breaches of the relevant parts of the Corporations Act or the Financial Services Laws, the Constitution, the Compliance Plan or Westfield's financial services licence of which they become aware are immediately notified to the relevant Compliance Officer, so that materiality may be assessed and any necessary rectification process can be implemented.

6.5 The Compliance Officers are responsible for ensuring that details of any breaches of the relevant parts of the Corporations Act or the Financial Services Laws, the Constitution, the Compliance Plan or Westfield's financial services licence of which they become aware and which they consider to be material are immediately notified to the Group Compliance Officer.

6.6 The Group Compliance Officer is responsible for ensuring that details of any breaches of the relevant parts of the Corporations Act or the Financial Services Laws, the Constitution, the Compliance Plan or Westfield's financial services licence of which that person becomes aware and considers to be material are immediately notified to the Chairman of the Audit and Compliance Committee.

6.7 The Group Compliance Officer is responsible for reporting to the Compliance Committee at least four times a year on any breaches of the relevant parts of the Corporations Act or the Financial Services Laws, the Constitution, the Compliance Plan or Westfield's financial services licence which have been notified by the Compliance Officers to the Group Compliance Officer.

6.8 Relevant Executives and Staff Members are required to confirm at least twice a year to the Group Compliance Officer that the compliance activities referred to in the Compliance Plan have been undertaken. The Group Compliance Officer is responsible for reporting to the Compliance Committee at least twice a year on the results of those reviews.

6.9 If any breach of the relevant parts of the Corporations Act or the Financial Services Laws, the Constitution, the Compliance Plan or Westfield's financial services licence of which the Group Compliance Officer becomes aware is such that it is required to be reported to ASIC, the Group Compliance Officer is responsible for so advising the Compliance Committee and the Board. The Company Secretary is responsible for reporting the breach to ASIC within the time-frame required by the Corporations Act.

PART 7 – COMPLIANCE PLAN AND CONSTITUTION

7.1 The Constitution and the Compliance Plan may require amendment from time to time due to:

(a) changes in the Scheme's business activities;

(b) legal and regulatory changes;

(c) pursuant to an ASIC direction; or

(d) amendments to the Constitution.

7.2 Group General Counsel is responsible for submitting a report to the Compliance Committee at least four times a year on whether:

(a) the Constitution and the Compliance Plan continue to comply with the Corporations Act and remain appropriate for the operation of the Scheme; and

(b) any amendments should be made to the Constitution or the Compliance Plan, having regard to the matters referred to in section 7.1.

Included with each such report will be details of any proposed amendments to the Constitution or the Compliance Plan and legal advice on whether the proposed amendments are in accordance with any applicable requirements of the Constitution and the Corporations Act. In the case of proposed amendments to the Constitution, that report will also include legal advice on whether:

(c) approval for those amendments is required from Members; and

(d) details of the proposed amendments are required to be distributed to Members.

7.3 The Compliance Committee is responsible for:

(a) reviewing each report referred to in section 7.2;

(b) reporting to the Board whether these reports address the matters that are required to be addressed under section 7.2; and

(c) making a recommendation to the Board on whether the proposed amendments to the Constitution or the Compliance Plan should be made.

In making the recommendation referred to in section 7.3(c), the Compliance Committee is not responsible for considering the underlying commercial merits of the proposed amendments to the Constitution nor whether the amendments are in the best interests of Members, as these are matters for consideration by the Board.

7.4 The Board is responsible for reviewing each report from the Compliance Committee referred to in section 7.3. Amendments to the Constitution and Compliance Plan may only be made by or with the authority of the Board, having regard to any recommendation made by the Compliance Committee.

The Compliance Officer Australia is responsible for confirming that the compliance procedures outlined in section 7.2, section 7.3 and section 7.4 have been followed, and for

reporting thereon to the Compliance Committee at its next regular meeting following any such amendment.

7.5 The Assistant Company Secretary is responsible for lodging notifications of changes to the Compliance Plan or the Constitution with ASIC within the time-frame required by the Corporations Act.

The Group Compliance Officer is responsible for reporting to the Compliance Committee at least once a year on whether the compliance procedures outlined in this section 7.5 have been followed.

PART 8 – COMPLIANCE PLAN AUDIT

8.1 The Compliance Plan Auditor will be appointed and removed by the Board.

8.2 Under the terms of their engagement, the Compliance Plan Auditor must confirm in writing that he is appropriately qualified and eligible to act under the Corporations Act and be required to notify Westfield if at any time he ceases to be so qualified or eligible. The Compliance Plan Auditor is responsible for re-confirming to the Company Secretary in writing at least once a year that he is appropriately qualified and eligible to act under the Corporations Act.

The Group Compliance Officer is responsible for reporting to the Compliance Committee at least once a year on whether the compliance procedures outlined in this section 8.2 have been followed.

8.3 The Group Compliance Officer is responsible for submitting a report to the Compliance Committee at least once a year on whether:

(a) the Compliance Plan Auditor has conducted the duties and provided the reports which the Corporations Act requires, within applicable timeframes;

(b) the terms of appointment of the Compliance Plan Auditor are appropriate and continue to comply with the Corporations Act; and

(c) any amendments should be made to the terms of appointment of the Compliance Plan Auditor, having regard to any matters identified under (b).

8.4 The Compliance Committee is responsible for reviewing each report referred to in section 8.3 and reporting to the Board:

(a) any material findings in relation to the Compliance Plan Auditor's performance;

(b) whether any proposed amendments to the terms of appointment of the Compliance Plan Auditor should be made; and

(c) if the appointment of the Compliance Plan Auditor should be terminated.

8.5 The Board is responsible for reviewing each report from the Compliance Committee referred to in section 8.4.

Amendments to the terms of appointment of the Compliance Plan Auditor, and the removal of the Compliance Plan Auditor, may only be made by or with the authority of the Board, having regard to any recommendation made by the Compliance Committee.

8.6 The Company Secretary is responsible for ensuring that the Compliance Plan Auditor is provided with:

(a) access at all reasonable times to the books of the Scheme;

(b) access to Staff Members at all reasonable times to give the Compliance Plan Auditor information and explanations for the purposes of the audit; and

(c) otherwise provide such assistance to the Compliance Plan Auditor as is reasonably requested for the purposes of the audit.

The Company Secretary is responsible for notifying the Executives of the above obligations prior to the commencement of each Compliance Plan audit.

The Compliance Plan Auditor is responsible for reporting to the Compliance Committee when submitting their audit on whether the compliance procedures outlined in this section 8.6 have been followed in relation to that audit.

8.7 The Assistant Company Secretary is responsible for lodging the Audit reports from the Compliance Plan Auditor with ASIC at the same time as the Scheme's annual financial reports are lodged with ASIC.

The Group Compliance Officer is responsible for reporting to the Compliance Committee at least once a year on whether the compliance procedures outlined in this section 8.7 have been followed.

PART 9 – FINANCIAL SERVICES LICENCE

9.1 Westfield's Compliance Manual:

(a) contains details of the laws, regulations and ASIC Policy in relation to Responsible Officers and Staff Members which are considered by Westfield to be relevant for inclusion therein;

(b) requires Responsible Officers and Staff Members, in accordance with any applicable requirements of ASIC Policy:

(i) to keep up to date in the duties they perform by attending applicable courses, seminars, workshops and conferences held by industry associations; and

(ii) have adequate knowledge of the industry, including compliance practices and current regulatory issues; and

(c) requires Westfield to disclose its financial services licence number only on documents when required by the Corporations Act; and

(d) is available to Responsible Officers, Executives and Staff Members via the Westfield Intranet (subject to technical limitations).

9.2 The Compliance Manager is responsible for:

(a) advising an Internal Representative of the provisions contained in Westfield's Compliance Manual relating to Internal Representatives prior to them becoming an Internal Representative;

(b) updating Westfield's Compliance Manual to reflect any changes in relevant legislation, ASIC Policy or the conditions attached to Westfield's financial services licence, that Westfield considers appropriate having regard to the nature of the relevant Scheme, within 14 days of any such change occurring; and

(c) obtaining confirmation from each Internal Representative at least twice a year that:

(i) they have complied with all applicable requirements of the law,

(ii) they have undertaken adequate continuing training (where required),

(iii) their residential address and personal contact information has not changed,

(iv) they have not provided any personal financial product advice to retail clients, and

(v) that, at least once a year, they confirm that there has been no change to the information originally provided in their statement of personal information or, if there has been a change, details of the change have been provided.

9.3 Westfield's Compliance Manual requires Executives and Staff Members immediately to notify the Group Compliance Officer if they become aware of:

(a) any material adverse change affecting the financial position of Westfield;

(b) any breach of Westfield's general obligations or compensation arrangements under the Corporations Act; and

(c) any change in control of Westfield.

The Group Compliance Officer is responsible for notifying the Board, the Compliance Committee and ASIC of any such event. Notification is to be made within the period prescribed under law or regulations.

9.4 As described in section 5.3, Executives are responsible for ensuring that Staff Members within their areas of responsibility are made aware of the existence and contents of Westfield's Compliance Manual, including the requirements described in section 9.3, and for notifying the Compliance Officers of any instances of non-compliance with any applicable provisions of Westfield's Compliance Manual.

9.5 The Group Compliance Officer is responsible for obtaining confirmation from relevant Executives and Staff Members at least four times a year that:

(a) the compliance procedures outlined in section 9.2(a) and (b) and section 9.3 have been followed;

(b) Westfield continues to hold any necessary licences under the Corporations Act; and

(c) Westfield continues to satisfy the conditions under its financial services licence, including the requirements that it:

(i) satisfy applicable:

(1) base level financial requirements;

(2) net tangible asset requirements;

(3) financial requirements for holding client money or property; and

(4) financial requirements for transacting with clients.

(ii) has in place reporting triggers where certain trigger points occur.

(iii) is a member of an external disputes resolution scheme.

9.6 The Group Compliance Officer is responsible for reporting to the Compliance Committee at least four times a year on whether:

(a) the compliance procedures outlined in section 9.2(a) and (b) and section 9.3 have been followed;

(b) Westfield continues to hold any necessary licences under the Corporations Act; and

(c) Westfield continues to satisfy the conditions under its financial services licence, including the requirements that it:

(i) satisfy applicable:

(1) base level financial requirements

(2) net tangible asset requirements;

(3) financial requirements for holding client money or property; and

(4) financial requirements for transacting with clients.

(ii) has in place reporting triggers where certain trigger points occur.

(iii) is a member of an external disputes resolution scheme.

9.7 The Group Compliance Officer is responsible for reporting to the Compliance Committee at least twice a year on whether the compliance procedures outlined in section 9.2(c) have been followed.

9.8 The Compliance Committee is responsible for reviewing each report referred to in sections 9.6 and 9.7 and reporting any material findings to the Board.

PART 10 - COMPLAINTS

10.1 Westfield's Compliance Manual sets out the procedures for resolving complaints from Members in accordance with any applicable requirements of the Corporations Act and the Constitution. Those procedures include:

(a) the form and timeframe for acknowledging complaints;

(b) the complaint resolution procedures to be followed by Staff Members; and

(c) the maintenance of a complaint register recording complaints.

Westfield's Investor Relations Officer or any relevant Service Provider is the primary contact point for the communication of complaints to Westfield.

The Deputy Chief Financial Officer - Capital Markets is responsible for ensuring that complaints are handled in accordance with any applicable requirements of Westfield's Compliance Manual.

10.2 As described in section 5.3, Executives are responsible for ensuring that Staff Members within their areas of responsibility are made aware of the existence and contents of Westfield's Compliance Manual, including the requirements described in section 10.1, and for notifying the Compliance Officers of any instances of non-compliance with any applicable provisions of Westfield's Compliance Manual.

10.3 The Group Compliance Officer is responsible for obtaining a report from the "Deputy Chief Financial Officer - Capital Markets" at least four times a year:

(a) on the level of complaints received from Members;

(b) on whether complaints have been handled in accordance with any applicable requirements of Westfield's Compliance Manual; and

(c) confirming that Westfield continues to be a member of an ASIC approved complaints resolution scheme.

10.4 The Group Compliance Officer is responsible for providing a report to the Compliance Committee at least four times a year:

(a) on the level of complaints received from Members;

(b) on whether complaints have been handled in accordance with any applicable requirements of Westfield's Compliance Manual; and

(c) confirming that Westfield continues to be a member of an ASIC approved complaints resolution scheme.

10.5 The Compliance Committee is responsible for reviewing each report referred to in section 10.4 and reporting any material findings to the Board.

PART 11 - PROMOTION OF THE SCHEME

Offer Documents

11.1 The Deputy Chief Financial Officer - Capital Markets is responsible for ensuring that, prior to any Offer Document being issued, due diligence investigations are conducted in relation to the preparation of that Offer Document. The membership of any due diligence committee and the form and content of its investigations will vary from case to case, having regard to the nature of the Offer Document. In each case, however, the due diligence investigations will include:

(a) a review of the Offer Document by relevant Executives, Staff Members and external advisers to ensure conformity with the requirements of the Corporations Act;

(b) the obtaining of verification of any material statements made in the Offer Document; and

(c) the obtaining of consents as necessary.

11.2 The Deputy Chief Financial Officer - Capital Markets is responsible for ensuring that, prior to any securities being issued pursuant to an Offer Document:

(a) the due diligence investigations conducted with respect to the Offer Document confirm that the Offer Document complies with the form and content requirements of the Corporations Act; and

(b) a written record is prepared of the due diligence investigations conducted with respect to the Offer Document.

11.3 The Assistant Company Secretary is responsible for lodging the Offer Document with ASIC in accordance with any applicable requirements of the Corporations Act.

11.4 The Group Compliance Officer is responsible for reporting to the Compliance Committee at the next meeting of the Compliance Committee after any securities have been first issued pursuant to an Offer Document on whether the compliance procedures in sections 11.1, 11.2 and 11.3 have been followed.

11.5 The Assistant Company Secretary is responsible for ensuring that records of the due diligence investigations conducted in relation to each Offer Document are retained for the statutory period.

The Group Compliance Officer is responsible for reporting to the Compliance Committee at least once a year on whether the compliance procedures in this section 11.5 have been followed.

Advertising Materials

11.6 The General Manager - Marketing is responsible for ensuring, prior to any advertising materials being issued in relation to the Scheme, that the content of the advertising materials is reviewed by an Internal Representative, sign-offs are obtained from relevant Executives, and legal advice obtained if considered necessary.

The Group Compliance Officer is responsible for reporting to the Compliance Committee at least twice a year on whether the compliance procedures in this section 11.6 have been followed.

Investment Advice

11.7 Westfield's financial services licence only permits its Internal Representatives to provide general financial product advice for interests in managed investment schemes.

11.8 Westfield's Compliance Manual includes an instruction to all Staff that they are not to provide personal financial product advice. If they receive an enquiry from a potential or existing investor seeking advice on investing in the Scheme, they must inform the investor that Westfield is not licensed to give personal financial product advice and that they should seek advice from their own professional adviser. See also Part 9 - Financial Services Licence.

PART 12 – CONTINUOUS DISCLOSURE

12.1 Westfield's Compliance Manual establishes the procedures for preparing, authorising and issuing announcements in relation to any matter which is to be disclosed under the Continuous Disclosure Obligations.

12.2 As described in section 5.3, Executives are responsible for ensuring that Staff Members within their areas of responsibility are made aware of the existence and contents of Westfield's Compliance Manual, including the requirements described in section 12.1, and for notifying the Compliance Officers of any instances of non-compliance with any applicable provisions of Westfield's Compliance Manual.

12.3 As described in section 5.4, the Group Compliance Officer is responsible for obtaining a written statement at least twice a year from each Executive on whether, within their respective areas of responsibility, Westfield's business in relation to the Scheme has complied with all legislative, regulatory and other legal requirements, including the requirements described in section 12.1.

12.4 The Compliance Manager is responsible for notifying the Executives at least twice a year of the Continuous Disclosure Obligations and the requirement that they must notify the Company Secretary of any matter of which they become aware which may require disclosure under Continuous Disclosure Obligations.

12.5 The Group Compliance Officer is responsible for obtaining a report from the Compliance Manager at least twice a year on whether the compliance procedures in sections 12.2, 12.3 and 12.4 have been followed, and for submitting that report to the Compliance Committee.

Periodic Reporting to Members

12.6 The Assistant Company Secretary is responsible for recording in compliance timetables the deadlines for:

(a) lodgement and dispatch of annual and half-yearly reports and financial reports; and

(b) other communications with Members required by the Corporations Act, the Constitution and, where applicable, the Listing Rules,

and for providing details of those deadlines to relevant Executives.

12.7 The relevant Executives and Staff Members are responsible for ensuring that the deadlines described in section 12.6 are met. The Group Compliance Officer is responsible for reporting to the Compliance Committee at least four times a year on whether the deadlines described in section 12.6 have been met.

12.8 The Deputy Chief Financial Officer is responsible for ensuring that the financial records of the Scheme are maintained in accordance with the requirements of the Corporations Act, applicable Australian Accounting Standards and other mandatory and professional reporting standards.

12.9 Annual and half year financial reports for the Scheme will be prepared under the direction of the Deputy Chief Financial Officer, reviewed by the Group Chief Financial Officer, the Scheme's external auditor and the Audit and Compliance Committee, and approved by or with the authority of the Board.

12.10 The Group Compliance Officer is responsible for obtaining a report from the Deputy Chief Financial Officer - Capital Markets at least twice a year on whether the compliance procedures in sections 12.8 and 12.9 have been followed, and for submitting that report to the Compliance Committee.

PART 13 – SCHEME PROPERTY

Custody

13.1 The Deputy Chief Financial Officer - Capital Markets is responsible for ensuring that:

(a) all Scheme property is held by a Custodian which satisfies all applicable Corporations Act and ASIC requirements; and

(b) recorded holdings of Scheme property are reconciled to appropriate custodial information at a frequency considered suitable by Westfield having regard to the nature of the property, but at least twice a year.

The Group Compliance Officer is responsible for reporting to the Compliance Committee at least twice a year on whether the requirements of this section 13.1 have been followed.

Appointment of an External Custodian

13.2 The Deputy Chief Financial Officer - Capital Markets is responsible for ensuring that any external Custodian is selected in accordance with the selection processes outlined in Part 22 of the Compliance Plan.

The Group Compliance Officer is responsible for reporting to the Compliance Committee at the next meeting following the appointment of an external Custodian on whether the requirements of this section 13.2 have been followed.

Obligations of an External Custodian

13.3 If Westfield engages an external Custodian to provide custody services in respect of the Scheme, the Deputy Chief Financial Officer - Capital Markets is responsible for ensuring that the obligations of that external Custodian are set out in a written custody agreement which addresses each of the requirements for the appointment of an external Custodian under the Corporations Act and ASIC Policies. Among other matters, this agreement will require the external Custodian to ensure:

(a) that the external Custodian complies with applicable net tangible asset requirements;

(b) that Scheme property is clearly identified as Scheme property;

(c) that the external Custodian maintains at all times a proper segregation of Scheme assets from other assets of the Custodian;

(d) that staff of the external Custodian have adequate qualifications, skills and resources;

(e) that the external Custodian provides periodic reports on performance benchmarks;

(f) that, at least four times a year, the external Custodian provides a report to the Group Compliance Officer on its continuing compliance with the custody agreement;

(g) that the external Custodian immediately reports all actual or suspected breaches of its obligations to the Group Compliance Officer; and

(h) that, at least once a year, the external Custodian confirms that it has internal controls and procedures in place to:

(i) ensure Compliance in its operations with the Corporations Act and ASIC Policy for holding Scheme property; and

(ii) identify and rectify breaches.

13.4 The Group Compliance Officer is responsible for obtaining a report from the "Deputy Chief Financial Officer - Capital Markets" at least twice a year on whether any external Custodian has complied with its obligations under the custody agreement, and for submitting that report to the Compliance Committee.

Obligations of Westfield as Custodian

13.5 If Westfield provides custodial services in respect of the Scheme, the Deputy Chief Financial Officer - Capital Markets is responsible for ensuring that Westfield complies with the requirements of the Corporations Act and ASIC Policies with respect to its role as Custodian. Among other matters, Westfield must ensure:

(a) that it complies with applicable net tangible asset requirements;

(b) that Scheme property is clearly identified as Scheme property;

(c) that it maintains at all times a proper segregation of Scheme assets from other scheme assets and assets of Westfield;

(d) that custodial staff have adequate qualifications, skills and resources;

(e) that custody operations are segregated from other operational areas;

(f) that custodial staff report directly to the Group Compliance Officer;

(g) that custodial staff immediately report all actual or suspected breaches of their obligations to the Group Compliance Officer; and

(h) that, at least once a year, the Compliance Manager confirms that Westfield has internal controls and procedures in place to:

(i) ensure Compliance in its operations with the Corporations Act and ASIC Policy for holding Scheme property; and

(ii) identify and rectify breaches.

13.6 The Group Compliance Officer is responsible for obtaining a report from the "Deputy Chief Financial Officer - Capital Markets" at least twice a year on whether Westfield has complied with its obligations under the Corporations Act and ASIC Policies with respect to its role as Custodian, and for submitting that report to the Compliance Committee.

PART 14 – VALUATION OF SCHEME PROPERTY

14.1 Westfield's Valuation Policy details the policies and procedures to be followed in conducting valuations, including the selection and appointment of independent valuers, so as to ensure that valuations of Scheme property are carried out in accordance with any applicable requirements of the Constitution and the Corporations Act.

14.2 The Deputy Chief Financial Officer - Capital Markets is responsible for ensuring that Scheme property is valued in accordance with any applicable requirements of Westfield's Valuation Policy, and otherwise at intervals which Westfield considers appropriate having regard to the nature of the relevant Scheme asset and industry practice.

14.3 The Group Compliance Officer is responsible for obtaining a report from the "Deputy Chief Financial Officer - Capital Markets" at least twice a year on whether the requirements of section 14.2 have been followed, and for submitting that report to the Compliance Committee.

PART 15 – UNIT PRICING

15.1 New units may only be issued in accordance with any applicable requirements of the Constitution, the Corporations Act, any applicable ASIC issue price relief and, where applicable, the Listing Rules.

Where a unit comprises part of a Stapled Security, they may only be issued if an equivalent number of the units or shares to which the units are Stapled have also been applied for and are to be issued. The same will apply for any redemption of units Stapled to other units or shares.

Where Stapled Securities are to be issued the issue price is to be apportioned between the unit and the securities to which it is Stapled in accordance with the Constitution and applicable ASIC relief.

15.2 The Deputy Chief Financial Officer - Capital Markets is responsible for ensuring that, prior to any new units being issued:

(a) the price at which new units are to be issued is calculated under the direction of the "Deputy Chief Financial Officer - Capital Markets", reviewed by the Company Secretary and approved by or with the authority of the Board; and

(b) legal advice is obtained that the conditions of any applicable ASIC issue price relief have been met; and

(c) if the units are to be issued to a related party of Westfield, legal advice is obtained which confirms that the issue complies with the Corporations Act.

15.3 The Group Compliance Officer is responsible for obtaining a report from the "Deputy Chief Financial Officer - Capital Markets" on whether the procedures described in section 15.2 have been followed in relation to the issue of new units, and for submitting that report to the Compliance Committee at its next regular meeting following any issue of new units in the Scheme.

PART 16 – REGISTERS

External Registry

16.1 If Westfield has engaged an external Registry to provide registry services in respect of the Scheme, the Deputy Chief Financial Officer - Capital Markets is responsible for ensuring:

(a) that the Registry is selected in accordance with the selection processes outlined in Part 22 of the Compliance Plan; and

(b) that the engagement is documented in a written registry agreement which requires the Registry:

(i) to keep the register of Members up to date;

(ii) to ensure that the register of Members contains the information required by the Corporations Act;

(iii) to make the register of Members accessible as and for as long as the Corporations Act requires; and

(iv) to comply with agreed service standards in a manner consistent with industry practice; and

(c) that, if required by the Corporations Act, the Registry provides confirmation to all retail clients who acquire or dispose of financial products; and

(d) least twice a year, Westfield's record of the units on issue in the Scheme is reconciled with the Registry's details.

16.2 The Group Compliance Officer is responsible for obtaining a report from the "Deputy Chief Financial Officer - Capital Markets" at least twice a year on whether:

(a) section 16.1 has been observed; and

(b) the Registry has complied with its obligations under the registry agreement,

and will submit that report to the Compliance Committee.

Internal Registry

16.3 If Westfield has not engaged an external Registry, the Company Secretary is responsible for ensuring:

(i) that the register of Members is kept up to date;

(ii) that the register of Members contains the information required by the Corporations Act; and

(iii) that the register of Members is accessible as and for as long as the Corporations Act requires.

16.4 The Compliance Officer - Australia is responsible for obtaining a report from the Company

Secretary at least twice a year on whether section 16.3 has been observed, and for submitting that report to the Compliance Committee.

16.5 Where the units comprise part Stapled Securities, the register of Members may be maintained as a common register for the units in the Scheme and the attached securities but must be accessible and operated as required by the Part 16.

PART 17 – INCOME COLLECTION

17.1 The "Deputy Chief Financial Officer - Capital Markets" is responsible for ensuring that:

(a) Property Managers are appointed in accordance with the processes outlined in Part 22 of the Compliance Plan;

(b) the performance by Property Managers of their obligations under the relevant property management agreement is monitored; and

(c) other income is collected.

17.2 The Group Compliance Officer is responsible for obtaining a report from the Deputy Chief Financial Officer - Capital Markets at least twice a year on whether:

(a) section 17.1 has been observed; and

(b) the Property Managers have complied with their obligations under the relevant property management agreement,

and for submitting that report to the Compliance Committee.

PART 18 – INCOME CALCULATION, DISTRIBUTION & REINVESTMENT

18.1 Distributions of income of the Scheme may only be made in accordance with any applicable requirements of the Constitution and the Corporations Act.

18.2 The Deputy Chief Financial Officer - Capital Markets is responsible for ensuring that calculations are prepared for any proposed distribution of income of the Scheme, and that the proposed distribution is reviewed by the Deputy Chief Financial Officer and the Group Chief Financial Officer before being approved by or with the authority of the Board prior to payment.

18.3 If a distribution has been approved by or with the authority of the Board, the Deputy Chief Financial Officer - Capital Markets is responsible for ensuring that:

(a) the distribution is made, including, if the Scheme is Listed, ensuring that appropriate instructions are given to the external Registry with respect to that distribution, and that the processing by the external Registry of that distribution is monitored; and

(b) any reinvestment by Members of that distribution is carried out in accordance with the Constitution and the terms of the distribution reinvestment plan.

18.4 The Group Compliance Officer is responsible for obtaining a report from the "Deputy Chief Financial Officer - Capital Markets" at least twice a year on whether sections 18.2 and 18.3 have been observed in relation to any distributions of income of the Scheme, and for submitting that report to the Compliance Committee.

PART 19 – RECORD RETENTION AND DISASTER RECOVERY

Record Retention

19.1 Westfield's Compliance Manual:

(a) contains details of the obligations under the Constitution, the Corporations Act and other applicable laws and regulations in relation to record retention which are considered by Westfield to be relevant for inclusion therein; and

(b) requires Executives and Staff Members to ensure that records are maintained in accordance with any applicable requirements of the Constitution, the Corporations Act and other applicable laws and regulations (including records in relation to the Scheme's assets, valuations, the payments of fees and other expenses, the reimbursement of expenses and income received). These records will be predominantly computer-based.

19.2 As described in section 5.3, Executives are responsible for ensuring that Staff Members within their areas of responsibility are made aware of the existence and contents of Westfield's Compliance Manual, including the requirements described in section 19.1, and for notifying the Compliance Officers of any instances of non-compliance with any applicable provisions of Westfield's Compliance Manual.

19.3 As described in section 5.4, the Group Compliance Officer is responsible for obtaining a written statement at least twice a year from each Executive on whether, within their respective areas of responsibility, Westfield's business in relation to the Scheme has complied with all legislative, regulatory and other legal requirements, including the requirements described in section 19.1, and for submitting that report to the Compliance Committee.

19.4 The Deputy Chief Financial Officer is responsible for ensuring that, on a monthly basis, the Custodian's banking records are reconciled with the Scheme's records.

19.5 The Group Compliance Officer is responsible for obtaining a report from the Deputy Chief Financial Officer at least four times a year on whether section 19.4 has been observed, and for submitting that report to the Compliance Committee.

Disaster Recovery

19.6 Westfield has established a disaster recovery plan for the information systems components of critical business processes relating to the Scheme. The disaster recovery plan contains, among other matters, details of contact lists of key Staff Members, back up systems and processes, and the frequency of testing and review.

19.7 The Group Chief Financial Officer is responsible for ensuring that:

(a) the disaster recovery plan is reviewed at least once every two years; and

(b) as part of the planning for business continuity, essential data and records are stored off site in a secure manner.

19.8 The Group Compliance Officer is responsible for obtaining a report from the Group Chief Financial Officer at least once a year on the adequacy of the disaster recovery plan for the information systems components of critical business processes relating to the Scheme and whether section 19.7 has been observed, and for submitting that report to the Compliance Committee.

PART 20 – INVESTMENT ISSUES

Investments

20.1 The investment decision making process for the Scheme is governed by the Board. The Board may establish investment policies and procedures and delegate investment authority as it considers appropriate.

20.2 Investments and disposals may only be made in accordance with any applicable requirements of the Corporations Act, the Constitution, the Listing Rules and any other applicable laws and regulations.

20.3 The "Deputy Chief Financial Officer - Capital Markets" is responsible for ensuring that:

(a) all investments are monitored;

(b) a proposed investment or disposal complies with the requirements described in section 20.2; and

(c) where the proposed investment is not made pursuant to investment authority delegated by the Board, a proposal for the acquisition or disposal is prepared with assistance and advice from relevant Executives, Staff Members and external advisers and reviewed by at least one Executive Director, before being approved by or with the authority of the Board prior to implementation.

20.4 The Group Compliance Officer is responsible for obtaining a report from the "Deputy Chief Financial Officer - Capital Markets" at least twice a year on whether section 20.3 has been observed in relation to any investments or disposals, and for submitting that report to the Compliance Committee.

Borrowings

20.5 Borrowings will be made in accordance with any applicable policies set by the Board, subject to any applicable provisions of the Constitution.

20.6 The Group Treasurer is responsible for ensuring that the Scheme's borrowing ratio does not exceed any limitations imposed by the Corporations Act, the Constitution or any borrowing agreement.

20.7 The Group Compliance Officer is responsible for obtaining a report from the Group Treasurer at least four times a year on whether sections 20.5 and 20.6 have been observed, and for submitting that report to the Compliance Committee.

Insurances

20.8 The Group Chief Financial Officer is responsible for ensuring that insurance arrangements are in place with respect to the Scheme which are:

(a) required under Westfield's financial services licence; and otherwise

(b) considered by Westfield to be appropriate, based on advice from Westfield's insurance brokers and other external advisers, having regard to the nature of the risks and costs involved.

20.9 The Group Compliance Officer is responsible for obtaining a report from the Group Chief

Financial Officer at least twice a year on whether section 20.8 has been observed, and for submitting that report to the Compliance Committee.

PART 21 – RELATED PARTY ISSUES, FEES AND EXPENSES

21.1 Financial benefits must not be given to Westfield or to a related party of Westfield:

(a) out of Scheme property; or

(b) that could diminish or endanger Scheme property,

unless they comply with the related party transaction provisions of the Corporations Act, and where applicable, the Listing Rules.

21.2 Westfield's Compliance Manual:

(a) contains details of the laws and regulations affecting related party transactions which are considered by Westfield to be relevant for inclusion therein;

(b) requires Executives and Staff Members:

(i) to ensure that, within their areas of responsibility, financial benefits are not given to Westfield or a related party of Westfield which do not comply with the related party transaction provisions of the Corporations Act (as amended by any applicable ASIC relief); and

(ii) immediately notify the Deputy Chief Financial Officer - Capital Markets if they become aware that a financial benefit has been or is proposed to be given to Westfield or a related party of Westfield and which they believe may not comply with the related party transaction provisions of the Corporations Act (as amended by any applicable ASIC relief), and where applicable, the Listing Rules.

21.3 As described in section 5.3, Executives are responsible for ensuring that Staff Members within their areas of responsibility are made aware of the existence and contents of Westfield's Compliance Manual, including the requirements described in section 21.2, and for notifying the Compliance Officers of any instances of non-compliance with any applicable provisions of Westfield's Compliance Manual.

21.4 The Deputy Chief Financial Officer - Capital Markets is responsible for ensuring that:

(a) prior to entry into any agreement or transaction with Westfield or a related party of Westfield in relation to the Scheme, the proposed agreement or transaction is reviewed by relevant Executives and legal and other independent advice obtained as considered by them to be necessary to ensure that such agreement or transaction complies with the requirements of the Corporations Act, including the related party transaction provisions of the Corporations Act (as amended by any applicable ASIC relief) and, where applicable, the Listing Rules;

(b) material related party transactions have been considered and approved or ratified by the Board on the basis of a proposal from management and in accordance with written procedures that have been approved by the Board; and

(c) prior to payment, claims by Westfield or any related party of Westfield for fees and the reimbursement of expenses are:

(i) reviewed to ensure that they are made for the proper performance of duties

and, where expenses relate to more than one managed investment scheme, that the appropriate allocation has been made (if required); and

(ii) are authorised by an authorised signatory on behalf of the Scheme.

21.5 The Group Compliance Officer is responsible for obtaining a report from the Deputy Chief Financial Officer - Capital Markets at least four times a year on whether section 21.4 has been observed, and for submitting that report to the Compliance Committee.

PART 22 – SERVICE PROVIDERS

22.1 Service Providers will be selected following a review of the proposed Service Providers' skill, experience and capacity to meet Westfield's requirements and carry out the functions in accordance with any applicable requirements of the Compliance Plan, the Corporations Act, ASIC Policies and Westfield's financial services licence. The appointment of a Service Provider must be approved by an Executive Director of Westfield.

22.2 The obligations of each Service Provider must be set out in a written agreement.

22.3 The Group Compliance Officer is responsible for obtaining a report at least twice a year from each Executive who is responsible for the management of a relationship with a Service Provider on the Service Provider's compliance with its obligations under the relevant agreement, and for submitting that report to the Compliance Committee.

PART 23 – COMPLIANCE WITH ASX LISTING RULES

This Part does not apply if the units of the Scheme are not Listed or do not comprise part of the Stapled Securities that are Listed.

23.1 Westfield's Compliance Manual:

(a) contains details of the provisions of the Listing Rules which are considered by Westfield to be relevant for inclusion therein; and

(b) requires Executives and Staff Members to ensure that, within their areas of responsibility, nothing is done which may breach the Listing Rules.

23.2 As described in section 5.3, Executives are responsible for ensuring that Staff Members within their areas of responsibility are made aware of the existence and contents of Westfield's Compliance Manual, including the requirements described in section 23.1, and for notifying the Compliance Officers of any instances of non-compliance with any applicable provisions of Westfield's Compliance Manual.

23.3 The Company Secretary is responsible for:

(a) monitoring compliance with the Listing Rules; and

(b) monitoring changes to the Listing Rules and informing Executives of relevant changes so that any impact on the Scheme can be determined and any processes updated as required.

23.4 The Compliance Officer – Australia is responsible for obtaining a report from the Company Secretary at least twice a year on whether section 23.3 has been observed, and for submitting that report to the Compliance Committee.

PART 24 – MEETINGS OF SCHEME MEMBERS

24.1 The Company Secretary is responsible for ensuring that:

(a) Scheme meetings are called when required;

(b) proper notice of Scheme meetings is given;

(c) Scheme meetings are conducted in accordance with the Corporations Act and, if relevant, the Listing Rules;

(d) Westfield and its associates do not cast a vote in respect of units held by them, if prohibited by the Corporations Act or the Listing Rules; and

(e) adequate minutes of Scheme meetings are kept.

24.2 The Compliance Officer – Australia is responsible for obtaining confirmation from the Company Secretary at least twice a year that the compliance procedures outlined in section 24.1 have been followed, and for reporting thereon to the Compliance Committee.

PART 25 – TERMINATION OF A SCHEME

25.1 The "Deputy Chief Financial Officer - Capital Markets" is responsible for ensuring that:

(a) the Scheme is terminated only in accordance with the Corporations Act and the Constitution;

(b) Scheme property is realised in accordance with the Corporations Act and the Constitution;

(c) applications for units are refused as necessary during the winding up period; and

(d) on termination of the Scheme, proceeds are distributed to Members in accordance with the Corporations Act and the Constitution.

25.2 The Assistant Company Secretary is responsible for ensuring that Members and ASIC are notified of the termination of the Scheme prior to termination.

25.3 The Group Compliance Officer is responsible for reporting to the Compliance Committee immediately prior to termination of the Scheme on whether the requirements of this section 25.1 and 25.2 have been followed.

PART 26 – INSIDER TRADING

26.1 Westfield's Compliance Manual:

(a) contains details of the laws and regulations concerning insider trading which are considered by Westfield to be relevant for inclusion therein; and

(b) requires Executives and Staff Members to ensure that they do not engage in conduct which breaches the laws or regulations concerning insider trading.

26.2 As described in section 5.3, Executives are responsible for ensuring that Staff Members within their areas of responsibility are made aware of the existence and contents of Westfield's Compliance Manual, including the requirements described in section 26.1, and for notifying the Compliance Officers of any instances of non-compliance with any applicable provisions of Westfield's Compliance Manual.

PART 27 – CONFLICTS OF INTEREST

27.1 Westfield's Compliance Manual sets out the procedures for having adequate arrangements in place to manage conflicts of interest that may arise. Those procedures include:

(a) the conflicts of interests procedures to be followed by Staff Members; and

(b) the maintenance of a register recording actual or potential conflicts of interest.

The Group Compliance Officer is responsible for ensuring that conflicts of interest are handled in accordance with any applicable requirements of Westfield's Compliance Manual.

27.2 As described in section 5.3, Executives are responsible for ensuring that Staff Members within their areas of responsibility are made aware of the existence and contents of Westfield's Compliance Manual, including the requirements described in section 27.1, and for notifying the Compliance Officers of any instances of non-compliance with any applicable provisions of Westfield's Compliance Manual.

27.3 The Group Compliance Officer is responsible for providing a report to the Compliance Committee at least four times a year:

(a) on the level of reported conflicts of interests; and

(b) on whether conflicts of interest have been handled in accordance with any applicable requirements of Westfield's Compliance Manual.

27.4 The Compliance Committee is responsible for reviewing each report referred to in section 27.3 and reporting any material findings to the Board.

DIRECTORS' SIGNATURES

Signed by the Directors of Westfield Management Limited (or their agents as permitted by the Corporations Act).

Frank P Lowy AC by his agent, Simon Julian Tuxen	Roy L Furman by his agent, Simon Julian Tuxen	David M Gonski AO by his agent, Simon Julian Tuxen
Fred G Hilmer AO by his agent, Simon Julian Tuxen	Stephen P Johns by his agent, Simon Julian Tuxen	David H Lowy AM by his agent, Simon Julian Tuxen
Peter S Lowy by his agent, Simon Julian Tuxen	Steven M Lowy by his agent, Simon Julian Tuxen	John B Studdy AM by his agent, Simon Julian Tuxen
Francis T Vincent Jr. by his agent, Simon Julian Tuxen	Gary H Weiss by his agent, Simon Julian Tuxen	Dean R Wills AO by his agent, Simon Julian Tuxen
Carla M Zampatti AM by his agent, Simon Julian Tuxen		

019714 604

WESTFIELD AMERICA MANAGEMENT LIMITED

ACN 072 780 619

WESTFIELD AMERICA TRUST

ARSN 092 058 449

MASTER COMPLIANCE PLAN

(EFFECTIVE DATE 24 MAY 2005)

TABLE OF CONTENTS

PART 1 – THE COMPLIANCE PLAN 1

APPLICATION OF THE COMPLIANCE PLAN 1
PURPOSE OF THE COMPLIANCE PLAN 1
COMMENCEMENT 1
CHANGING THE COMPLIANCE PLAN 1
DEFINITIONS 1
INTERPRETATION 4

PART 2 - WESTFIELD'S COMPLIANCE STRUCTURE 6

PART 3 - THE COMPLIANCE COMMITTEE 7

ROLE AND FUNCTION IN THE COMPLIANCE PROCESS 7
APPOINTMENT OF MEMBERS OF THE COMPLIANCE COMMITTEE 7
MINIMUM NUMBER OF MEMBERS 7
SERVICE AGREEMENTS FOR EXTERNAL MEMBERS 7
TERM OF OFFICE 7
ALTERNATE MEMBERS 7
TERMS OF REFERENCE 8
FREQUENCY OF MEETINGS 8
CONVENING MEETINGS 8
TECHNOLOGY 8
QUORUM 8
CHAIRMAN 8
VOTING 9
MINUTES 9
REPORTS TO COMPLIANCE COMMITTEE 9
REPORTS BY COMPLIANCE COMMITTEE TO THE BOARD 9
REPORTING OF BREACHES TO ASIC 10
RECORDS 10
ACCESS TO INFORMATION, STAFF MEMBERS AND AUDITOR 10
EXTERNAL ADVICE 10
OPERATION WITHOUT A COMPLIANCE COMMITTEE 10

PART 4 - COMPLIANCE PROCESS 11

ROLE AND FUNCTION IN THE COMPLIANCE PROCESS 11
SELECTION OF COMPLIANCE OFFICERS 11
EXTERNAL ADVICE 11
TRAINING 11
ASIC COMPLIANCE CHECKS 11

PART 5 – EXECUTIVES AND STAFF MEMBERS 12

ROLE AND FUNCTION IN THE COMPLIANCE PROCESS 12
RESOURCES 12
TRAINING 12

PART 6 - BREACHES 13

IDENTIFICATION, RECTIFICATION AND REPORTING 13

PART 7 – COMPLIANCE PLAN AND CONSTITUTION 15

PART 8 – COMPLIANCE PLAN AUDIT 17

PART 9 – FINANCIAL SERVICES LICENCE 19

PART 11 - PROMOTION OF THE SCHEME 23

OFFER DOCUMENTS 23
ADVERTISING MATERIALS 23
INVESTMENT ADVICE 24

PART 12 – CONTINUOUS DISCLOSURE 25

PERIODIC REPORTING TO MEMBERS 25

PART 13 – SCHEME PROPERTY 27

CUSTODY 27
APPOINTMENT OF AN EXTERNAL CUSTODIAN 27
OBLIGATIONS OF AN EXTERNAL CUSTODIAN 27
OBLIGATIONS OF WESTFIELD AS CUSTODIAN 28

PART 14 – VALUATION OF SCHEME PROPERTY 29

PART 15 – UNIT PRICING 30

PART 16 – REGISTERS 31

EXTERNAL REGISTRY 31
INTERNAL REGISTRY 31

PART 17 – INCOME COLLECTION 33

PART 18 – INCOME CALCULATION, DISTRIBUTION & REINVESTMENT 34

PART 19 – RECORD RETENTION AND DISASTER RECOVERY 35

RECORD RETENTION 35
DISASTER RECOVERY 35

PART 20 – INVESTMENT ISSUES 36

INVESTMENTS 36
BORROWINGS 36
INSURANCES 36

PART 21 – RELATED PARTY ISSUES, FEES AND EXPENSES 38

PART 22 – SERVICE PROVIDERS 40

PART 23 – COMPLIANCE WITH ASX LISTING RULES 41

PART 24 – MEETINGS OF SCHEME MEMBERS 42

PART 25 – TERMINATION OF A SCHEME 43

PART 26 – INSIDER TRADING 44

PART 27 – CONFLICTS OF INTEREST 45

PART 1 – THE COMPLIANCE PLAN

Application of the Compliance Plan

1.1 This Compliance Plan applies to each of the following Schemes as if it was the individual compliance plan for each of those Schemes:

Scheme	*ARSN*
Westfield America Trust	092 058 449

1.2 Subject to the Corporations Act, all the provisions of the Compliance Plan apply to a particular Scheme until Westfield determines otherwise.

1.3 Subject to the Corporations Act, Westfield may determine that the Compliance Plan applies to a further scheme, or ceases to apply to a Scheme. If Westfield makes such a determination, it must amend section 1.1 accordingly and notify the Compliance Committee.

Purpose of the Compliance Plan

1.4 The Compliance Plan sets out the procedures Westfield must follow in operating the Scheme to comply with the requirements of the Corporations Act and the Constitution. It forms part of Westfield's compliance program.

1.5 Westfield may develop other documents and systems (including policies, procedures manuals or checklists) to set out in greater detail matters covered by its compliance program, and may amend such documents and systems from time to time. These other documents and systems, including any policies expressly referred to in the Compliance Plan, operate alongside, but do not form part of, the Compliance Plan.

Commencement

1.6 The Compliance Plan takes effect for a Scheme when:

(a) the Scheme is registered by ASIC; or

(b) Westfield determines to implement the Compliance Plan for a particular Scheme that is not registered by ASIC.

Changing the Compliance Plan

1.7 Subject to the Corporations Act, Westfield may modify or replace the Compliance Plan.

Definitions

1.8 The following words have these meanings in the Compliance Plan, unless the contrary intention appears:

"ARSN" means the Australian Registered Scheme Number for the Scheme.

"ASIC" means the Australian Securities & Investments Commission.

"ASIC Policy" includes ASIC Policy Statements and Practice Notes.

"Assistant Company Secretary" means the person appointed by Westfield to act in that position from time to time.

"ASX" means Australian Stock Exchange Limited.

"Audit and Compliance Committee" means the appointed Audit and Compliance Committee of the Board from time to time.

"Board" means the Board of Directors of Westfield.

"Chairman" means the appointed Chairman of the Compliance Committee from time to time (if any).

"Company Secretary" means the appointed Company Secretary of Westfield from time to time.

"Compliance Committee" means the Scheme's Compliance Committee established under s.601JA of the Corporations Act.

"Compliance Manager" means the appointed Compliance Manager of Westfield from time to time.

"Compliance Officer - Australia" means the most senior Compliance Officer for Westfield's Australian operations from time to time.

"Compliance Officers" means the appointed compliance officers of Westfield from time to time.

"Compliance Plan" means this Compliance Plan as it applies from time to time in relation to each of the Schemes.

"Compliance Plan Auditor" means the auditor of the Compliance Plan as referred to in s.601HG of the Corporations Act.

"Constitution" means the Scheme's constitution as referred to in s.601GA of the Corporations Act.

"Continuous Disclosure Obligations" means any applicable continuous disclosure obligations under the Corporations Act or the Listing Rules in relation to the Scheme.

"Custodian", in relation to custody services in respect of the Scheme:

(a) provided by any external custodian, means the relevant external custodian; and

(b) provided by Westfield, means Westfield.

"Deputy Chief Financial Officer" means the person appointed by Westfield to act in that position from time to time.

"Deputy Chief Financial Officer - Capital Markets" means the most senior Executive (other than the Executive Directors) responsible for all aspects of the administration and operation of the Scheme.

"Directors" means the appointed directors of Westfield from time to time.

"Executive Directors" means the executive directors of Westfield from time to time.

"Executives" means Staff Members holding senior management positions.

"Financial Services Laws" means relevant financial services laws as defined in the Corporations Act.

"General Manager - Marketing" means the person appointed by Westfield to act in that position from time to time.

"Group Chief Financial Officer" means the person appointed by Westfield to act in that position from time to time.

"Group Compliance Officer" means the most senior Compliance Officer in the Westfield Holdings Group from time to time.

"Group General Counsel" means the person appointed by Westfield to act in that position from time to time.

"Group Treasurer" means the person appointed by Westfield to act in that position from time to time.

"Internal Representative" means a Staff Member who meets certain criteria and is appointed by the **Deputy Chief Financial Officer – Capital Markets** Deputy Chief Financial Officer - Capital Markets to act in that position from time to time.

"Listed" means admitted to the official list of ASX whether or not quotation of units is deferred, suspended or subjected to a trading halt or units are quoted as part of Stapled Securities.

"Listing Rules" means the listing rules of ASX as they may apply to the Scheme from time to time or otherwise as amended, varied or waived (whether in respect of the Scheme or generally) from time to time.

"Members" means the members of the Scheme.

"Offer Document" means any product disclosure document or information memorandum in relation to an offer of securities in the Scheme.

"Property Manager" means a person who is appointed to act as the property manager of a material asset of the Scheme.

"Registry" means the appointed registry provider (if any) for the Scheme.

"Responsible Officer" means an Executive Director or an Executive who is appointed by Westfield to perform duties in connection with the holding of Westfield's financial services licence.

"Scheme" means each of the managed investment schemes to which the Compliance Plan applies, as determined under Part 1 of the Compliance Plan.

"Scheme Auditor" means the auditor of the Scheme as referred to in section 331AB of the Corporations Act.

"**Service Providers**" means:

(a) external Custodians;

(b) registrars;

(c) Property Managers; and

(d) other persons,

providing major services as agent for Westfield in relation to the Scheme from time to time.

"**Staff Members**" means persons employed by Westfield or any of its related bodies corporate, whose services are directly provided to Westfield in relation to its operations with respect to the Scheme. For the avoidance of doubt, "**Staff Members**" does not include persons employed, engaged or otherwise made available by independent contractors (including any external Custodian) which may be engaged by Westfield.

"**Stapled**" means the linking together of units in a Scheme, and units in another managed investment scheme or shares in a company or both so that one may not be transferred or otherwise dealt with without the other or others and which are quoted on the ASX jointly as a stapled security or other such term as the ASX permits.

"**Stapled Security**" means a unit in a Scheme, and a unit in another managed investment scheme or a share in a company or both which are Stapled.

"**Westfield**" means Westfield America Management Limited ACN 072 780 619 in its capacity as the responsible entity of the Scheme, or any subsequent responsible entity of the Scheme.

"**Westfield Holdings Group**" means Westfield Holdings Limited ACN 001 671 496 and each of its controlled entities from time to time.

"**Westfield's Compliance Manual**" means the Westfield Holdings Group's compliance manual from time to time.

"**Westfield's Valuation Policy**" means the Westfield Holdings Group's policy from time to time in relation to the valuation of Scheme assets.

Interpretation

1.9 In the Compliance Plan, unless the contrary intention appears:

(a) a reference to the Corporations Act is a reference to the Corporations Act 2001 as modified by any ASIC Class Order or specific instrument of relief which is being relied upon by any Class Order or specific instrument of relief which is being relied upon from time to time, provided the conditions of that relief are met;

(b) a reference to a statute, ordinance, code or other law includes regulations and other instruments under it and consolidations, amendments, re-enactments or replacements of any of them;

(c) the singular includes the plural and vice versa;

(d) the word "person" includes a firm, body corporate, unincorporated association or authority; and

(e) a reference to a position by a particular title includes a reference to that position as it may be retitled or replaced from time to time.

1.10 In the Compliance Plan, where anything is required to be done a certain number of times in each year, that thing:

(a) must be done the number of times stated in the Compliance Plan with respect to each full financial year of the Scheme after the Compliance Plan commences to apply to the Scheme; and

(b) with respect to any partial financial year immediately after the Compliance Plan commences to apply to the Scheme, subject to any applicable ASIC relief:

(i) where the fraction of a financial year remaining is more than one quarter, must be done the number of times which, expressed as a fraction of the number of times stated in the Compliance Plan, is equal to the fraction of a financial year remaining (rounded down to the nearest whole number); and

(ii) need not be done where the fraction of a financial year remaining is less than one quarter.

PART 2 - WESTFIELD'S COMPLIANCE STRUCTURE

2.1 Westfield's compliance structure has the following components:

(a) the Board;

(b) the Audit and Compliance Committee of the Board;

(c) the Compliance Committee (see Part 3);

(d) the Compliance Officers (see Part 4); and

(e) Executives and Staff Members (see Part 5).

2.2 If, under the Compliance Plan, a person (other than a member of the Board or a member of the Compliance Committee) is required to perform any act or ensure that any act is done, that person may delegate the actual performance of that function to any suitably qualified Executive, Staff Member or Service Provider, but must continue to monitor the performance of that function by the delegate to ensure that the act is performed in accordance with any applicable requirements of the Compliance Plan.

2.3 If, under the Compliance Plan, a member of the Board or a member of the Compliance Committee is required to perform any act or ensure that any act is done, that member may delegate the actual performance of that function to a person who has been formally appointed as such member's alternate in accordance with any applicable requirements of the Compliance Plan or Westfield's Constitution, but must continue to monitor the performance of that function by the delegate to ensure that the act is performed in accordance with any applicable requirements of the Compliance Plan.

PART 3 - THE COMPLIANCE COMMITTEE

Role and Function in the Compliance Process

3.1 The Compliance Committee is responsible for monitoring Westfield's compliance with the Compliance Plan and report on its findings to the Board.

Appointment of Members of the Compliance Committee

3.2 Members of the Compliance Committee will be selected following a review by the Board of the proposed member's skill, experience and capacity to meet Westfield's requirements and carry out the functions in accordance with any applicable requirements of the Compliance Plan, the Corporations Act and ASIC Policies including, in the case of external members of the Compliance Committee, that they are qualified to act as external members for the purposes of the Corporations Act. The appointment of a member of the Compliance Committee must be approved by the Board.

3.3 Members of the Compliance Committee who are external members must immediately notify the Compliance Committee and the Board if they cease to be qualified to act as external members for the purposes of the Corporations Act.

3.4 The Group Compliance Officer is responsible for obtaining confirmation at least once a year from each of the external members of the Compliance Committee on whether they continue to be qualified to act as external members for the purposes of the Corporations Act.

Minimum Number of Members

3.5 Westfield must ensure that the Compliance Committee has at least three members at all times. The majority of them must be external members.

Service Agreements for External Members

3.6 Each external member of the Compliance Committee must enter into a service agreement with Westfield dealing with relevant matters such as their appointment and removal, indemnification, insurance and remuneration. The terms of the service agreement must be consistent with the Compliance Plan.

Term of Office

3.7 Westfield may remove a member from the Compliance Committee by notice to that member. At least 14 days' notice must be given unless Westfield considers the removal of a member of the Compliance Committee on shorter notice to be in the best interests of Members or (subject to the terms of the member's appointment) the member is in breach of the terms of their appointment.

3.8 A member of the Compliance Committee may retire on two months' notice to Westfield, or any shorter notice period as Westfield agrees.

Alternate Members

3.9 A member of the Compliance Committee may nominate an alternate. If the member is an external member, the alternate must qualify as an external member. Any alternate must be acceptable to Westfield.

Terms of Reference

3.10 Westfield may develop other documents and systems (such as a Compliance Committee charter) to set out in greater detail the procedures the Compliance Committee must follow, and may amend such documents and systems from time to time. These other documents and systems operate alongside, but do not form part of, the Compliance Plan.

Frequency of Meetings

3.11 The Compliance Committee must meet at least four times per annum, unless the members of the Compliance Committee agree it is not necessary or desirable for a particular meeting to be held.

Convening Meetings

3.12 On the giving of reasonable notice, any member of the Compliance Committee may, and the Company Secretary must on request from Westfield or any member of the Compliance Committee, convene a meeting of the Compliance Committee.

Technology

3.13 A meeting of the Compliance Committee may be held using telephone conference or video conference facilities or any combination thereof, or any other technology agreed to by all the members of the Compliance Committee. A resolution in writing signed by all members of the Compliance Committee is as valid and effective as if it had been passed at a meeting of members of the Compliance Committee. A written resolution may consist of several documents in like form, each signed by one or more members.

Quorum

3.14 The quorum for a meeting of the Compliance Committee is two members, at least one of whom must be an external member. If a quorum is not present within 15 minutes after the appointed time, the meeting is adjourned to a place and time that the members present decide. They must tell the other members of the time and place. At any adjourned meeting, those members present constitute a quorum, provided that the number of external members present is at least equal to the number of other members present.

Chairman

3.15 Westfield may appoint a Chairman for a meeting or for a term, and may terminate that appointment at any time. If no Chairman is so appointed or present at a meeting, the members of the Compliance Committee present may elect a Chairman for the meeting. Any Chairman must be a member of the Compliance Committee.

3.16 The Chairman may determine how a meeting will be conducted. The decision of the Chairman on any matter relating to the conduct of a meeting is final.

Adjournment

3.17 The Compliance Committee may adjourn a meeting for any reason to a place and time it considers appropriate.

Voting

3.18 Voting at a Compliance Committee meeting is by simple majority. The Chairman does not have a casting vote. If there is an equality of votes on a proposed resolution, that resolution will be taken to have been resolved in the negative. No objection may be made to any vote cast unless the objection is made at the meeting.

Minutes

3.19 The Chairman of the Compliance Committee must ensure that the Company Secretary or that person's nominee is invited to attend all meetings of the Compliance Committee to maintain minutes of the proceedings of all such meetings.

Reports to Compliance Committee

3.20 The Compliance Committee may determine the form of any report that a person is to provide to it under the Compliance Plan.

Reports by Compliance Committee to the Board

3.21 The Compliance Committee is responsible for reporting to the Board:

(a) at the Board's next scheduled meeting after each Compliance Committee meeting, in relation to compliance matters considered at those meetings;

(b) any breach in relation to the Scheme of:

(i) the Corporations Act;

(ii) ASIC Policy;

(iii) the Listing Rules;

(iv) Westfield's financial services licence;

(v) the Constitution; or

(vi) the Compliance Plan,

of which it becomes aware, or which it suspects, and which it considers to be sufficiently material to be so reported;

(c) at least once a year whether, in its view, the Compliance Plan is adequate, and making recommendations to the Board about any changes it considers should be made to the Compliance Plan (see Part 7 – Compliance Plan and Constitution); and

(d) otherwise as required by Westfield or as determined to be necessary by the Compliance Committee to perform its functions properly.

3.22 The Compliance Committee must inform the Board if it forms the view that a member of the Compliance Committee or a proposed member of the Compliance Committee does not have sufficient skills, experience or resources to undertake a given responsibility.

Reporting of Breaches to ASIC

3.23 The Compliance Committee is responsible for reporting to ASIC if the Compliance Committee forms the view that Westfield has not taken or does not propose to take appropriate action to deal with a matter reported to the Board under section 3.21(b).

Records

3.24 The Chairman of the Compliance Committee is responsible for ensuring that the Company Secretary is provided with copies of all reports and recommendations of the Compliance Committee to enable records of such reports and recommendations to be kept by the Company Secretary.

Access to Information, Staff Members and Auditor

3.25 Westfield will ensure that each member of the Compliance Committee has access to:

(a) information that is relevant to Westfield's compliance with the Compliance Plan;

(b) the Scheme's accounting records;

(c) Staff Members;

(d) the Scheme Auditor;

(e) the Compliance Plan Auditor; and

(f) Westfield's Auditor.

for the purpose of carrying out the functions of the Compliance Committee.

External Advice

3.26 The Compliance Committee or any of its members may commission independent professional advice or assistance or engage other persons to assist them in performing their functions, where this is necessary for the Compliance Committee or such member to carry out their respective functions. The Compliance Committee or member of the Compliance Committee, as the case may be, must notify the Company Secretary before doing so.

Operation without a Compliance Committee

3.27 If there is no Compliance Committee for a Scheme, this Part 3 does not operate and a reference in the Compliance Plan to:

(a) the Compliance Committee is taken to be a reference to the Board; and

(b) the members of the Compliance Committee is taken to be a reference to the Directors of Westfield.

PART 4 - COMPLIANCE PROCESS

Role and Function in the Compliance Process

4.1 The Compliance Manager is responsible for monitoring compliance with the provisions of the Corporations Act, the Constitution and the Compliance Plan.

4.2 Westfield's Compliance Manual requires Executives and Staff to bring all compliance issues to the attention of the Compliance Officers.

4.3 The Compliance Officers and the Compliance Manager are headed by the Group Compliance Officer, who has direct access to the Chairman of the Compliance Committee, the Chairman of the Audit and Compliance Committee and the Board.

4.4 The Group Compliance Officer is responsible for reporting compliance findings to the Compliance Committee in accordance with any applicable requirements of the Compliance Plan.

Selection of Compliance Officers

4.5 The Audit and Compliance Committee is responsible for selecting and appointing the Compliance Officers. In selecting Compliance Officers, the Audit and Compliance Committee will review and consider, among other matters, the experience and qualifications of the individual appropriate to their proposed compliance responsibility.

4.6 The Group Compliance Officer must inform the Audit and Compliance Committee if he doubts that any Compliance Officer has sufficient skills, experience or resources to carry out any duty.

External Advice

4.7 The Compliance Officers and the Compliance Manager may commission independent professional advice or assistance where this is reasonably necessary for them to carry out their functions. This does not reduce their duties.

Training

4.8 Westfield's Compliance Manual requires the Compliance Officers to attend, in accordance with any applicable requirements of ASIC Policy:

(a) conferences and forums held by industry associations to keep abreast of compliance and regulatory issues affecting the Schemes; and

(b) industry and professional training courses on compliance practices and current regulatory issues.

ASIC Compliance Checks

4.9 The Group Compliance Officer is responsible for ensuring that all Executives and Staff Members are informed of their obligations to assist ASIC with its compliance checks.

PART 5 – EXECUTIVES AND STAFF MEMBERS

Role and Function in the Compliance Process

5.1 When recruited, Executives and Staff Members are required to provide a written acknowledgment to the effect that they must:

(a) comply with all laws and regulations applicable to their conduct; and

(b) carry out their duties within the Westfield Holdings Group's policies and rules.

5.2 Westfield's Compliance Manual, copies of which are made available to each Executive and Staff Member via the Westfield Intranet (subject to technical limitations), provides a statement of the Westfield Holdings Group's values and staff code of conduct, which include the requirement that all Executives and Staff Members must:

(a) comply with all laws and regulations applicable to their conduct; and

(b) carry out their duties within the Westfield Holdings Group's policies and rules.

Westfield's Compliance Manual contains details of the laws and regulations in relation to its operations which are considered by Westfield to be relevant for inclusion therein, including laws and regulations under the Corporations Act and the Listing Rules with respect to the Continuous Disclosure Obligations (see also Part 12) and the laws on insider trading (see also Part 26).

5.3 Executives are responsible for ensuring that Staff Members within their areas of responsibility are made aware of the existence and contents of Westfield's Compliance Manual, and for notifying the Compliance Officers of any instances of non-compliance with any applicable provisions of Westfield's Compliance Manual.

5.4 The Group Compliance Officer is responsible for obtaining a written statement at least twice a year from each Executive on whether, within their respective areas of responsibility, the Westfield Holdings Group's business in relation to the Scheme has complied with all legislative, regulatory and other legal requirements.

Resources

5.5 Westfield and Westfield Limited are wholly-owned subsidiaries of Westfield Holdings Limited. Westfield has entered into an arrangement with Westfield Limited under which Westfield Limited has agreed to provide all resources that are available to the Westfield Holdings Group, including personnel and administrative services, which in Westfield's opinion are necessary to enable Westfield properly to perform its duties in relation to the Scheme.

Training

5.6 Westfield's Compliance Manual encourages Staff Members regularly to attend relevant industry and professional training courses, in addition to in-house seminars.

PART 6 - BREACHES

Identification, Rectification and Reporting

6.1 The Compliance Manager is responsible for maintaining compliance timetables which provides a basic framework for monitoring and reporting on compliance with obligations under the Corporations Act, the Constitution, the Compliance Plan and Westfield's financial services licence in relation to the Scheme.

6.2 Compliance processes used to seek to prevent or identify breaches of obligations under the Corporations Act or the Financial Services Laws the Constitution, the Compliance Plan and Westfield's financial services licence in relation to the Scheme include the following:

(a) relevant Executives and Staff Members following procedures and policies outlined in Westfield's Compliance Manual and in other relevant documentation;

(b) sign-offs by relevant Executives and Staff Members on compliance outcomes as recorded in the compliance timetables, providing a framework for monitoring key compliance obligations;

(c) confirmation of compliance activities by direct reporting to the Group Compliance Officer from the relevant Executive;

(d) monitoring complaints; and

(e) monitoring compliance with the provisions set out in written service agreements.

6.3 The compliance processes used are designed to identify compliance success or failure (and where failure, identify the steps required for rectification).

6.4 Executives and Staff Members are responsible for ensuring that details of any breaches of the relevant parts of the Corporations Act or the Financial Services Laws, the Constitution, the Compliance Plan or Westfield's financial services licence of which they become aware are immediately notified to the relevant Compliance Officer, so that materiality may be assessed and any necessary rectification process can be implemented.

6.5 The Compliance Officers are responsible for ensuring that details of any breaches of the relevant parts of the Corporations Act or the Financial Services Laws, the Constitution, the Compliance Plan or Westfield's financial services licence of which they become aware and which they consider to be material are immediately notified to the Group Compliance Officer.

6.6 The Group Compliance Officer is responsible for ensuring that details of any breaches of the relevant parts of the Corporations Act or the Financial Services Laws, the Constitution, the Compliance Plan or Westfield's financial services licence of which that person becomes aware and considers to be material are immediately notified to the Chairman of the Audit and Compliance Committee.

6.7 The Group Compliance Officer is responsible for reporting to the Compliance Committee at least four times a year on any breaches of the relevant parts of the Corporations Act or the Financial Services Laws, the Constitution, the Compliance Plan or Westfield's financial services licence which have been notified by the Compliance Officers to the Group Compliance Officer.

6.8 Relevant Executives and Staff Members are required to confirm at least twice a year to the Group Compliance Officer that the compliance activities referred to in the Compliance Plan have been undertaken. The Group Compliance Officer is responsible for reporting to the Compliance Committee at least twice a year on the results of those reviews.

6.9 If any breach of the relevant parts of the Corporations Act or the Financial Services Laws, the Constitution, the Compliance Plan or Westfield's financial services licence of which the Group Compliance Officer becomes aware is such that it is required to be reported to ASIC, the Group Compliance Officer is responsible for so advising the Compliance Committee and the Board. The Company Secretary is responsible for reporting the breach to ASIC within the time-frame required by the Corporations Act.

PART 7 – COMPLIANCE PLAN AND CONSTITUTION

7.1 The Constitution and the Compliance Plan may require amendment from time to time due to:

(a) changes in the Scheme's business activities;

(b) legal and regulatory changes;

(c) pursuant to an ASIC direction; or

(d) amendments to the Constitution.

7.2 Group General Counsel is responsible for submitting a report to the Compliance Committee at least four times a year on whether:

(a) the Constitution and the Compliance Plan continue to comply with the Corporations Act and remain appropriate for the operation of the Scheme; and

(b) any amendments should be made to the Constitution or the Compliance Plan, having regard to the matters referred to in section 7.1.

Included with each such report will be details of any proposed amendments to the Constitution or the Compliance Plan and legal advice on whether the proposed amendments are in accordance with any applicable requirements of the Constitution and the Corporations Act. In the case of proposed amendments to the Constitution, that report will also include legal advice on whether:

(c) approval for those amendments is required from Members; and

(d) details of the proposed amendments are required to be distributed to Members.

7.3 The Compliance Committee is responsible for:

(a) reviewing each report referred to in section 7.2;

(b) reporting to the Board whether these reports address the matters that are required to be addressed under section 7.2; and

(c) making a recommendation to the Board on whether the proposed amendments to the Constitution or the Compliance Plan should be made.

In making the recommendation referred to in section 7.3(c), the Compliance Committee is not responsible for considering the underlying commercial merits of the proposed amendments to the Constitution nor whether the amendments are in the best interests of Members, as these are matters for consideration by the Board.

7.4 The Board is responsible for reviewing each report from the Compliance Committee referred to in section 7.3. Amendments to the Constitution and Compliance Plan may only be made by or with the authority of the Board, having regard to any recommendation made by the Compliance Committee.

The Compliance Officer Australia is responsible for confirming that the compliance procedures outlined in section 7.2, section 7.3 and section 7.4 have been followed, and for

reporting thereon to the Compliance Committee at its next regular meeting following any such amendment.

7.5 The Assistant Company Secretary is responsible for lodging notifications of changes to the Compliance Plan or the Constitution with ASIC within the time-frame required by the Corporations Act.

The Group Compliance Officer is responsible for reporting to the Compliance Committee at least once a year on whether the compliance procedures outlined in this section 7.5 have been followed.

PART 8 – COMPLIANCE PLAN AUDIT

8.1 The Compliance Plan Auditor will be appointed and removed by the Board.

8.2 Under the terms of their engagement, the Compliance Plan Auditor must confirm in writing that he is appropriately qualified and eligible to act under the Corporations Act and be required to notify Westfield if at any time he ceases to be so qualified or eligible. The Compliance Plan Auditor is responsible for re-confirming to the Company Secretary in writing at least once a year that he is appropriately qualified and eligible to act under the Corporations Act.

The Group Compliance Officer is responsible for reporting to the Compliance Committee at least once a year on whether the compliance procedures outlined in this section 8.2 have been followed.

8.3 The Group Compliance Officer is responsible for submitting a report to the Compliance Committee at least once a year on whether:

(a) the Compliance Plan Auditor has conducted the duties and provided the reports which the Corporations Act requires, within applicable timeframes;

(b) the terms of appointment of the Compliance Plan Auditor are appropriate and continue to comply with the Corporations Act; and

(c) any amendments should be made to the terms of appointment of the Compliance Plan Auditor, having regard to any matters identified under (b).

8.4 The Compliance Committee is responsible for reviewing each report referred to in section 8.3 and reporting to the Board:

(a) any material findings in relation to the Compliance Plan Auditor's performance;

(b) whether any proposed amendments to the terms of appointment of the Compliance Plan Auditor should be made; and

(c) if the appointment of the Compliance Plan Auditor should be terminated.

8.5 The Board is responsible for reviewing each report from the Compliance Committee referred to in section 8.4.

Amendments to the terms of appointment of the Compliance Plan Auditor, and the removal of the Compliance Plan Auditor, may only be made by or with the authority of the Board, having regard to any recommendation made by the Compliance Committee.

8.6 The Company Secretary is responsible for ensuring that the Compliance Plan Auditor is provided with:

(a) access at all reasonable times to the books of the Scheme;

(b) access to Staff Members at all reasonable times to give the Compliance Plan Auditor information and explanations for the purposes of the audit; and

(c) otherwise provide such assistance to the Compliance Plan Auditor as is reasonably requested for the purposes of the audit.

The Company Secretary is responsible for notifying the Executives of the above obligations prior to the commencement of each Compliance Plan audit.

The Compliance Plan Auditor is responsible for reporting to the Compliance Committee when submitting their audit on whether the compliance procedures outlined in this section 8.6 have been followed in relation to that audit.

8.7 The Assistant Company Secretary is responsible for lodging the Audit reports from the Compliance Plan Auditor with ASIC at the same time as the Scheme's annual financial reports are lodged with ASIC.

The Group Compliance Officer is responsible for reporting to the Compliance Committee at least once a year on whether the compliance procedures outlined in this section 8.7 have been followed.

PART 9 – FINANCIAL SERVICES LICENCE

9.1 Westfield's Compliance Manual:

(a) contains details of the laws, regulations and ASIC Policy in relation to Responsible Officers and Staff Members which are considered by Westfield to be relevant for inclusion therein;

(b) requires Responsible Officers and Staff Members, in accordance with any applicable requirements of ASIC Policy:

(i) to keep up to date in the duties they perform by attending applicable courses, seminars, workshops and conferences held by industry associations; and

(ii) have adequate knowledge of the industry, including compliance practices and current regulatory issues; and

(c) requires Westfield to disclose its financial services licence number only on documents when required by the Corporations Act; and

(d) is available to Responsible Officers, Executives and Staff Members via the Westfield Intranet (subject to technical limitations).

9.2 The Compliance Manager is responsible for:

(a) advising an Internal Representative of the provisions contained in Westfield's Compliance Manual relating to Internal Representatives prior to them becoming an Internal Representative;

(b) updating Westfield's Compliance Manual to reflect any changes in relevant legislation, ASIC Policy or the conditions attached to Westfield's financial services licence, that Westfield considers appropriate having regard to the nature of the relevant Scheme, within 14 days of any such change occurring; and

(c) obtaining confirmation from each Internal Representative at least twice a year that:

(i) they have complied with all applicable requirements of the law,

(ii) they have undertaken adequate continuing training (where required),

(iii) their residential address and personal contact information has not changed,

(iv) they have not provided any personal financial product advice to retail clients, and

(v) that, at least once a year, they confirm that there has been no change to the information originally provided in their statement of personal information or, if there has been a change, details of the change have been provided.

9.3 Westfield's Compliance Manual requires Executives and Staff Members immediately to notify the Group Compliance Officer if they become aware of:

(a) any material adverse change affecting the financial position of Westfield;

(b) any breach of Westfield's general obligations or compensation arrangements under the Corporations Act; and

(c) any change in control of Westfield.

The Group Compliance Officer is responsible for notifying the Board, the Compliance Committee and ASIC of any such event. Notification is to be made within the period prescribed under law or regulations.

9.4 As described in section 5.3, Executives are responsible for ensuring that Staff Members within their areas of responsibility are made aware of the existence and contents of Westfield's Compliance Manual, including the requirements described in section 9.3, and for notifying the Compliance Officers of any instances of non-compliance with any applicable provisions of Westfield's Compliance Manual.

9.5 The Group Compliance Officer is responsible for obtaining confirmation from relevant Executives and Staff Members at least four times a year that:

(a) the compliance procedures outlined in section 9.2(a) and (b) and section 9.3 have been followed;

(b) Westfield continues to hold any necessary licences under the Corporations Act; and

(c) Westfield continues to satisfy the conditions under its financial services licence, including the requirements that it:

(i) satisfy applicable:

(1) base level financial requirements;

(2) net tangible asset requirements;

(3) financial requirements for holding client money or property; and

(4) financial requirements for transacting with clients.

(ii) has in place reporting triggers where certain trigger points occur.

(iii) is a member of an external disputes resolution scheme.

9.6 The Group Compliance Officer is responsible for reporting to the Compliance Committee at least four times a year on whether:

(a) the compliance procedures outlined in section 9.2(a) and (b) and section 9.3 have been followed;

(b) Westfield continues to hold any necessary licences under the Corporations Act; and

(c) Westfield continues to satisfy the conditions under its financial services licence, including the requirements that it:

(i) satisfy applicable:

(1) base level financial requirements

(2) net tangible asset requirements;

(3) financial requirements for holding client money or property; and

(4) financial requirements for transacting with clients.

(ii) has in place reporting triggers where certain trigger points occur.

(iii) is a member of an external disputes resolution scheme.

9.7 The Group Compliance Officer is responsible for reporting to the Compliance Committee at least twice a year on whether the compliance procedures outlined in section 9.2(c) have been followed.

9.8 The Compliance Committee is responsible for reviewing each report referred to in sections 9.6 and 9.7 and reporting any material findings to the Board.

PART 10 - COMPLAINTS

10.1 Westfield's Compliance Manual sets out the procedures for resolving complaints from Members in accordance with any applicable requirements of the Corporations Act and the Constitution. Those procedures include:

(a) the form and timeframe for acknowledging complaints;

(b) the complaint resolution procedures to be followed by Staff Members; and

(c) the maintenance of a complaint register recording complaints.

Westfield's Investor Relations Officer or any relevant Service Provider is the primary contact point for the communication of complaints to Westfield.

The Deputy Chief Financial Officer - Capital Markets is responsible for ensuring that complaints are handled in accordance with any applicable requirements of Westfield's Compliance Manual.

10.2 As described in section 5.3, Executives are responsible for ensuring that Staff Members within their areas of responsibility are made aware of the existence and contents of Westfield's Compliance Manual, including the requirements described in section 10.1, and for notifying the Compliance Officers of any instances of non-compliance with any applicable provisions of Westfield's Compliance Manual.

10.3 The Group Compliance Officer is responsible for obtaining a report from the Deputy Chief Financial Officer - Capital Markets at least four times a year:

(a) on the level of complaints received from Members;

(b) on whether complaints have been handled in accordance with any applicable requirements of Westfield's Compliance Manual; and

(c) confirming that Westfield continues to be a member of an ASIC approved complaints resolution scheme.

10.4 The Group Compliance Officer is responsible for providing a report to the Compliance Committee at least four times a year:

(a) on the level of complaints received from Members;

(b) on whether complaints have been handled in accordance with any applicable requirements of Westfield's Compliance Manual; and

(c) confirming that Westfield continues to be a member of an ASIC approved complaints resolution scheme.

10.5 The Compliance Committee is responsible for reviewing each report referred to in section 10.4 and reporting any material findings to the Board.

PART 11 - PROMOTION OF THE SCHEME

Offer Documents

11.1 The Deputy Chief Financial Officer - Capital Markets is responsible for ensuring that, prior to any Offer Document being issued, due diligence investigations are conducted in relation to the preparation of that Offer Document. The membership of any due diligence committee and the form and content of its investigations will vary from case to case, having regard to the nature of the Offer Document. In each case, however, the due diligence investigations will include:

(a) a review of the Offer Document by relevant Executives, Staff Members and external advisers to ensure conformity with the requirements of the Corporations Act;

(b) the obtaining of verification of any material statements made in the Offer Document; and

(c) the obtaining of consents as necessary.

11.2 The Deputy Chief Financial Officer - Capital Markets is responsible for ensuring that, prior to any securities being issued pursuant to an Offer Document:

(a) the due diligence investigations conducted with respect to the Offer Document confirm that the Offer Document complies with the form and content requirements of the Corporations Act; and

(b) a written record is prepared of the due diligence investigations conducted with respect to the Offer Document.

11.3 The Assistant Company Secretary is responsible for lodging the Offer Document with ASIC in accordance with any applicable requirements of the Corporations Act.

11.4 The Group Compliance Officer is responsible for reporting to the Compliance Committee at the next meeting of the Compliance Committee after any securities have been first issued pursuant to an Offer Document on whether the compliance procedures in sections 11.1, 11.2 and 11.3 have been followed.

11.5 The Assistant Company Secretary is responsible for ensuring that records of the due diligence investigations conducted in relation to each Offer Document are retained for the statutory period.

The Group Compliance Officer is responsible for reporting to the Compliance Committee at least once a year on whether the compliance procedures in this section 11.5 have been followed.

Advertising Materials

11.6 The General Manager - Marketing is responsible for ensuring, prior to any advertising materials being issued in relation to the Scheme, that the content of the advertising materials is reviewed by an Internal Representative, sign-offs are obtained from relevant Executives, and legal advice obtained if considered necessary.

The Group Compliance Officer is responsible for reporting to the Compliance Committee at least twice a year on whether the compliance procedures in this section 11.6 have been followed.

Investment Advice

11.7 Westfield's financial services licence only permits its Internal Representatives to provide general financial product advice for interests in managed investment schemes.

11.8 Westfield's Compliance Manual includes an instruction to all Staff that they are not to provide personal financial product advice. If they receive an enquiry from a potential or existing investor seeking advice on investing in the Scheme, they must inform the investor that Westfield is not licensed to give personal financial product advice and that they should seek advice from their own professional adviser. See also Part 9 - Financial Services Licence.

PART 12 – CONTINUOUS DISCLOSURE

12.1 Westfield's Compliance Manual establishes the procedures for preparing, authorising and issuing announcements in relation to any matter which is to be disclosed under the Continuous Disclosure Obligations.

12.2 As described in section 5.3, Executives are responsible for ensuring that Staff Members within their areas of responsibility are made aware of the existence and contents of Westfield's Compliance Manual, including the requirements described in section 12.1, and for notifying the Compliance Officers of any instances of non-compliance with any applicable provisions of Westfield's Compliance Manual.

12.3 As described in section 5.4, the Group Compliance Officer is responsible for obtaining a written statement at least twice a year from each Executive on whether, within their respective areas of responsibility, Westfield's business in relation to the Scheme has complied with all legislative, regulatory and other legal requirements, including the requirements described in section 12.1.

12.4 The Compliance Manager is responsible for notifying the Executives at least twice a year of the Continuous Disclosure Obligations and the requirement that they must notify the Company Secretary of any matter of which they become aware which may require disclosure under Continuous Disclosure Obligations.

12.5 The Group Compliance Officer is responsible for obtaining a report from the Compliance Manager at least twice a year on whether the compliance procedures in sections 12.2, 12.3 and 12.4 have been followed, and for submitting that report to the Compliance Committee.

Periodic Reporting to Members

12.6 The Assistant Company Secretary is responsible for recording in compliance timetables the deadlines for:

(a) lodgement and dispatch of annual and half-yearly reports and financial reports; and

(b) other communications with Members required by the Corporations Act, the Constitution and, where applicable, the Listing Rules,

and for providing details of those deadlines to relevant Executives.

12.7 The relevant Executives and Staff Members are responsible for ensuring that the deadlines described in section 12.6 are met. The Group Compliance Officer is responsible for reporting to the Compliance Committee at least four times a year on whether the deadlines described in section 12.6 have been met.

12.8 The Deputy Chief Financial Officer is responsible for ensuring that the financial records of the Scheme are maintained in accordance with the requirements of the Corporations Act, applicable Australian Accounting Standards and other mandatory and professional reporting standards.

12.9 Annual and half year financial reports for the Scheme will be prepared under the direction of the Deputy Chief Financial Officer, reviewed by the Group Chief Financial Officer, the Scheme's external auditor and the Audit and Compliance Committee, and approved by or with the authority of the Board.

12.10 The Group Compliance Officer is responsible for obtaining a report from the Deputy Chief Financial Officer - Capital Markets at least twice a year on whether the compliance procedures in sections 12.8 and 12.9 have been followed, and for submitting that report to the Compliance Committee.

PART 13 – SCHEME PROPERTY

Custody

13.1 The Deputy Chief Financial Officer - Capital Markets is responsible for ensuring that:

(a) all Scheme property is held by a Custodian which satisfies all applicable Corporations Act and ASIC requirements; and

(b) recorded holdings of Scheme property are reconciled to appropriate custodial information at a frequency considered suitable by Westfield having regard to the nature of the property, but at least twice a year.

The Group Compliance Officer is responsible for reporting to the Compliance Committee at least twice a year on whether the requirements of this section 13.1 have been followed.

Appointment of an External Custodian

13.2 The Deputy Chief Financial Officer - Capital Markets is responsible for ensuring that any external Custodian is selected in accordance with the selection processes outlined in Part 22 of the Compliance Plan.

The Group Compliance Officer is responsible for reporting to the Compliance Committee at the next meeting following the appointment of an external Custodian on whether the requirements of this section 13.2 have been followed.

Obligations of an External Custodian

13.3 If Westfield engages an external Custodian to provide custody services in respect of the Scheme, the Deputy Chief Financial Officer - Capital Markets is responsible for ensuring that the obligations of that external Custodian are set out in a written custody agreement which addresses each of the requirements for the appointment of an external Custodian under the Corporations Act and ASIC Policies. Among other matters, this agreement will require the external Custodian to ensure:

(a) that the external Custodian complies with applicable net tangible asset requirements;

(b) that Scheme property is clearly identified as Scheme property;

(c) that the external Custodian maintains at all times a proper segregation of Scheme assets from other assets of the Custodian;

(d) that staff of the external Custodian have adequate qualifications, skills and resources;

(e) that the external Custodian provides periodic reports on performance benchmarks;

(f) that, at least four times a year, the external Custodian provides a report to the Group Compliance Officer on its continuing compliance with the custody agreement;

(g) that the external Custodian immediately reports all actual or suspected breaches of its obligations to the Group Compliance Officer; and

(h) that, at least once a year, the external Custodian confirms that it has internal controls and procedures in place to:

(i) ensure Compliance in its operations with the Corporations Act and ASIC Policy for holding Scheme property; and

(ii) identify and rectify breaches.

13.4 The Group Compliance Officer is responsible for obtaining a report from the Deputy Chief Financial Officer - Capital Markets at least twice a year on whether any external Custodian has complied with its obligations under the custody agreement, and for submitting that report to the Compliance Committee.

Obligations of Westfield as Custodian

13.5 If Westfield provides custodial services in respect of the Scheme, the Deputy Chief Financial Officer - Capital Markets is responsible for ensuring that Westfield complies with the requirements of the Corporations Act and ASIC Policies with respect to its role as Custodian. Among other matters, Westfield must ensure:

(a) that it complies with applicable net tangible asset requirements;

(b) that Scheme property is clearly identified as Scheme property;

(c) that it maintains at all times a proper segregation of Scheme assets from other scheme assets and assets of Westfield;

(d) that custodial staff have adequate qualifications, skills and resources;

(e) that custody operations are segregated from other operational areas;

(f) that custodial staff report directly to the Group Compliance Officer;

(g) that custodial staff immediately report all actual or suspected breaches of their obligations to the Group Compliance Officer; and

(h) that, at least once a year, the Compliance Manager confirms that Westfield has internal controls and procedures in place to:

(i) ensure Compliance in its operations with the Corporations Act and ASIC Policy for holding Scheme property; and

(ii) identify and rectify breaches.

13.6 The Group Compliance Officer is responsible for obtaining a report from the Deputy Chief Financial Officer - Capital Markets at least twice a year on whether Westfield has complied with its obligations under the Corporations Act and ASIC Policies with respect to its role as Custodian, and for submitting that report to the Compliance Committee.

PART 14 – VALUATION OF SCHEME PROPERTY

14.1 Westfield's Valuation Policy details the policies and procedures to be followed in conducting valuations, including the selection and appointment of independent valuers, so as to ensure that valuations of Scheme property are carried out in accordance with any applicable requirements of the Constitution and the Corporations Act.

14.2 The Deputy Chief Financial Officer - Capital Markets is responsible for ensuring that Scheme property is valued in accordance with any applicable requirements of Westfield's Valuation Policy, and otherwise at intervals which Westfield considers appropriate having regard to the nature of the relevant Scheme asset and industry practice.

14.3 The Group Compliance Officer is responsible for obtaining a report from the Deputy Chief Financial Officer - Capital Markets at least twice a year on whether the requirements of section 14.2 have been followed, and for submitting that report to the Compliance Committee.

PART 15 – UNIT PRICING

15.1 New units may only be issued in accordance with any applicable requirements of the Constitution, the Corporations Act, any applicable ASIC issue price relief and, where applicable, the Listing Rules.

Where a unit comprises part of a Stapled Security, they may only be issued if an equivalent number of the units or shares to which the units are Stapled have also been applied for and are to be issued. The same will apply for any redemption of units Stapled to other units or shares.

Where Stapled Securities are to be issued the issue price is to be apportioned between the unit and the securities to which it is Stapled in accordance with the Constitution and applicable ASIC relief.

15.2 The Deputy Chief Financial Officer - Capital Markets is responsible for ensuring that, prior to any new units being issued:

(a) the price at which new units are to be issued is calculated under the direction of the Deputy Chief Financial Officer - Capital Markets, reviewed by the Company Secretary and approved by or with the authority of the Board; and

(b) legal advice is obtained that the conditions of any applicable ASIC issue price relief have been met; and

(c) if the units are to be issued to a related party of Westfield, legal advice is obtained which confirms that the issue complies with the Corporations Act.

15.3 The Group Compliance Officer is responsible for obtaining a report from the Deputy Chief Financial Officer - Capital Markets on whether the procedures described in section 15.2 have been followed in relation to the issue of new units, and for submitting that report to the Compliance Committee at its next regular meeting following any issue of new units in the Scheme.

PART 16 – REGISTERS

External Registry

16.1 If Westfield has engaged an external Registry to provide registry services in respect of the Scheme, the Deputy Chief Financial Officer - Capital Markets is responsible for ensuring:

(a) that the Registry is selected in accordance with the selection processes outlined in Part 22 of the Compliance Plan; and

(b) that the engagement is documented in a written registry agreement which requires the Registry:

(i) to keep the register of Members up to date;

(ii) to ensure that the register of Members contains the information required by the Corporations Act;

(iii) to make the register of Members accessible as and for as long as the Corporations Act requires; and

(iv) to comply with agreed service standards in a manner consistent with industry practice; and

(c) that, if required by the Corporations Act, the Registry provides confirmation to all retail clients who acquire or dispose of financial products; and

(d) least twice a year, Westfield's record of the units on issue in the Scheme is reconciled with the Registry's details.

16.2 The Group Compliance Officer is responsible for obtaining a report from the Deputy Chief Financial Officer - Capital Markets at least twice a year on whether:

(a) section 16.1 has been observed; and

(b) the Registry has complied with its obligations under the registry agreement,

and will submit that report to the Compliance Committee.

Internal Registry

16.3 If Westfield has not engaged an external Registry, the Company Secretary is responsible for ensuring:

(i) that the register of Members is kept up to date;

(ii) that the register of Members contains the information required by the Corporations Act; and

(iii) that the register of Members is accessible as and for as long as the Corporations Act requires.

16.4 The Compliance Officer - Australia is responsible for obtaining a report from the Company

Secretary at least twice a year on whether section 16.3 has been observed, and for submitting that report to the Compliance Committee.

16.5 Where the units comprise part Stapled Securities, the register of Members may be maintained as a common register for the units in the Scheme and the attached securities but must be accessible and operated as required by the Part 16.

PART 17 – INCOME COLLECTION

17.1 The Deputy Chief Financial Officer - Capital Markets is responsible for ensuring that:

(a) Property Managers are appointed in accordance with the processes outlined in Part 22 of the Compliance Plan;

(b) the performance by Property Managers of their obligations under the relevant property management agreement is monitored; and

(c) other income is collected.

17.2 The Group Compliance Officer is responsible for obtaining a report from the Deputy Chief Financial Officer - Capital Markets at least twice a year on whether:

(a) section 17.1 has been observed; and

(b) the Property Managers have complied with their obligations under the relevant property management agreement,

and for submitting that report to the Compliance Committee.

PART 18 – INCOME CALCULATION, DISTRIBUTION & REINVESTMENT

18.1 Distributions of income of the Scheme may only be made in accordance with any applicable requirements of the Constitution and the Corporations Act.

18.2 The Deputy Chief Financial Officer - Capital Markets is responsible for ensuring that calculations are prepared for any proposed distribution of income of the Scheme, and that the proposed distribution is reviewed by the Deputy Chief Financial Officer and the Group Chief Financial Officer before being approved by or with the authority of the Board prior to payment.

18.3 If a distribution has been approved by or with the authority of the Board, the Deputy Chief Financial Officer - Capital Markets is responsible for ensuring that:

(a) the distribution is made, including, if the Scheme is Listed, ensuring that appropriate instructions are given to the external Registry with respect to that distribution, and that the processing by the external Registry of that distribution is monitored; and

(b) any reinvestment by Members of that distribution is carried out in accordance with the Constitution and the terms of the distribution reinvestment plan.

18.4 The Group Compliance Officer is responsible for obtaining a report from the Deputy Chief Financial Officer - Capital Markets at least twice a year on whether sections 18.2 and 18.3 have been observed in relation to any distributions of income of the Scheme, and for submitting that report to the Compliance Committee.

PART 19 – RECORD RETENTION AND DISASTER RECOVERY

Record Retention

19.1 Westfield's Compliance Manual:

(a) contains details of the obligations under the Constitution, the Corporations Act and other applicable laws and regulations in relation to record retention which are considered by Westfield to be relevant for inclusion therein; and

(b) requires Executives and Staff Members to ensure that records are maintained in accordance with any applicable requirements of the Constitution, the Corporations Act and other applicable laws and regulations (including records in relation to the Scheme's assets, valuations, the payments of fees and other expenses, the reimbursement of expenses and income received). These records will be predominantly computer-based.

19.2 As described in section 5.3, Executives are responsible for ensuring that Staff Members within their areas of responsibility are made aware of the existence and contents of Westfield's Compliance Manual, including the requirements described in section 19.1, and for notifying the Compliance Officers of any instances of non-compliance with any applicable provisions of Westfield's Compliance Manual.

19.3 As described in section 5.4, the Group Compliance Officer is responsible for obtaining a written statement at least twice a year from each Executive on whether, within their respective areas of responsibility, Westfield's business in relation to the Scheme has complied with all legislative, regulatory and other legal requirements, including the requirements described in section 19.1, and for submitting that report to the Compliance Committee.

19.4 The Deputy Chief Financial Officer is responsible for ensuring that, on a monthly basis, the Custodian's banking records are reconciled with the Scheme's records.

19.5 The Group Compliance Officer is responsible for obtaining a report from the Deputy Chief Financial Officer at least four times a year on whether section 19.4 has been observed, and for submitting that report to the Compliance Committee.

Disaster Recovery

19.6 Westfield has established a disaster recovery plan for the information systems components of critical business processes relating to the Scheme. The disaster recovery plan contains, among other matters, details of contact lists of key Staff Members, back up systems and processes, and the frequency of testing and review.

19.7 The Group Chief Financial Officer is responsible for ensuring that:

(a) the disaster recovery plan is reviewed at least once every two years; and

(b) as part of the planning for business continuity, essential data and records are stored off site in a secure manner.

19.8 The Group Compliance Officer is responsible for obtaining a report from the Group Chief Financial Officer at least once a year on the adequacy of the disaster recovery plan for the information systems components of critical business processes relating to the Scheme and whether section 19.7 has been observed, and for submitting that report to the Compliance Committee.

PART 20 – INVESTMENT ISSUES

Investments

20.1 The investment decision making process for the Scheme is governed by the Board. The Board may establish investment policies and procedures and delegate investment authority as it considers appropriate.

20.2 Investments and disposals may only be made in accordance with any applicable requirements of the Corporations Act, the Constitution, the Listing Rules and any other applicable laws and regulations.

20.3 The Deputy Chief Financial Officer - Capital Markets is responsible for ensuring that:

(a) all investments are monitored;

(b) a proposed investment or disposal complies with the requirements described in section 20.2; and

(c) where the proposed investment is not made pursuant to investment authority delegated by the Board, a proposal for the acquisition or disposal is prepared with assistance and advice from relevant Executives, Staff Members and external advisers and reviewed by at least one Executive Director, before being approved by or with the authority of the Board prior to implementation.

20.4 The Group Compliance Officer is responsible for obtaining a report from the Deputy Chief Financial Officer - Capital Markets at least twice a year on whether section 20.3 has been observed in relation to any investments or disposals, and for submitting that report to the Compliance Committee.

Borrowings

20.5 Borrowings will be made in accordance with any applicable policies set by the Board, subject to any applicable provisions of the Constitution.

20.6 The Group Treasurer is responsible for ensuring that the Scheme's borrowing ratio does not exceed any limitations imposed by the Corporations Act, the Constitution or any borrowing agreement.

20.7 The Group Compliance Officer is responsible for obtaining a report from the Group Treasurer at least four times a year on whether sections 20.5 and 20.6 have been observed, and for submitting that report to the Compliance Committee.

Insurances

20.8 The Group Chief Financial Officer is responsible for ensuring that insurance arrangements are in place with respect to the Scheme which are:

(a) required under Westfield's financial services licence; and otherwise

(b) considered by Westfield to be appropriate, based on advice from Westfield's insurance brokers and other external advisers, having regard to the nature of the risks and costs involved.

20.9 The Group Compliance Officer is responsible for obtaining a report from the Group Chief

Financial Officer at least twice a year on whether section 20.8 has been observed, and for submitting that report to the Compliance Committee.

PART 21 – RELATED PARTY ISSUES, FEES AND EXPENSES

21.1 Financial benefits must not be given to Westfield or to a related party of Westfield:

(a) out of Scheme property; or

(b) that could diminish or endanger Scheme property,

unless they comply with the related party transaction provisions of the Corporations Act, and where applicable, the Listing Rules.

21.2 Westfield's Compliance Manual:

(a) contains details of the laws and regulations affecting related party transactions which are considered by Westfield to be relevant for inclusion therein;

(b) requires Executives and Staff Members:

(i) to ensure that, within their areas of responsibility, financial benefits are not given to Westfield or a related party of Westfield which do not comply with the related party transaction provisions of the Corporations Act (as amended by any applicable ASIC relief); and

(ii) immediately notify the Deputy Chief Financial Officer - Capital Markets if they become aware that a financial benefit has been or is proposed to be given to Westfield or a related party of Westfield and which they believe may not comply with the related party transaction provisions of the Corporations Act (as amended by any applicable ASIC relief), and where applicable, the Listing Rules.

21.3 As described in section 5.3, Executives are responsible for ensuring that Staff Members within their areas of responsibility are made aware of the existence and contents of Westfield's Compliance Manual, including the requirements described in section 21.2, and for notifying the Compliance Officers of any instances of non-compliance with any applicable provisions of Westfield's Compliance Manual.

21.4 The Deputy Chief Financial Officer - Capital Markets is responsible for ensuring that:

(a) prior to entry into any agreement or transaction with Westfield or a related party of Westfield in relation to the Scheme, the proposed agreement or transaction is reviewed by relevant Executives and legal and other independent advice obtained as considered by them to be necessary to ensure that such agreement or transaction complies with the requirements of the Corporations Act, including the related party transaction provisions of the Corporations Act (as amended by any applicable ASIC relief) and, where applicable, the Listing Rules;

(b) material related party transactions have been considered and approved or ratified by the Board on the basis of a proposal from management and in accordance with written procedures that have been approved by the Board; and

(c) prior to payment, claims by Westfield or any related party of Westfield for fees and the reimbursement of expenses are:

(i) reviewed to ensure that they are made for the proper performance of duties

and, where expenses relate to more than one managed investment scheme, that the appropriate allocation has been made (if required); and

(ii) are authorised by an authorised signatory on behalf of the Scheme.

21.5 The Group Compliance Officer is responsible for obtaining a report from the Deputy Chief Financial Officer - Capital Markets at least four times a year on whether section 21.4 has been observed, and for submitting that report to the Compliance Committee.

PART 22 – SERVICE PROVIDERS

22.1 Service Providers will be selected following a review of the proposed Service Providers' skill, experience and capacity to meet Westfield's requirements and carry out the functions in accordance with any applicable requirements of the Compliance Plan, the Corporations Act, ASIC Policies and Westfield's financial services licence. The appointment of a Service Provider must be approved by an Executive Director of Westfield.

22.2 The obligations of each Service Provider must be set out in a written agreement.

22.3 The Group Compliance Officer is responsible for obtaining a report at least twice a year from each Executive who is responsible for the management of a relationship with a Service Provider on the Service Provider's compliance with its obligations under the relevant agreement, and for submitting that report to the Compliance Committee.

PART 23 – COMPLIANCE WITH ASX LISTING RULES

This Part does not apply if the units of the Scheme do not comprise part of the Stapled Securities that are Listed.

23.1 Westfield's Compliance Manual:

(a) contains details of the provisions of the Listing Rules which are considered by Westfield to be relevant for inclusion therein; and

(b) requires Executives and Staff Members to ensure that, within their areas of responsibility, nothing is done which may breach the Listing Rules.

23.2 As described in section 5.3, Executives are responsible for ensuring that Staff Members within their areas of responsibility are made aware of the existence and contents of Westfield's Compliance Manual, including the requirements described in section 23.1, and for notifying the Compliance Officers of any instances of non-compliance with any applicable provisions of Westfield's Compliance Manual.

23.3 The Company Secretary is responsible for:

(a) monitoring compliance with the Listing Rules; and

(b) monitoring changes to the Listing Rules and informing Executives of relevant changes so that any impact on the Scheme can be determined and any processes updated as required.

23.4 The Compliance Officer – Australia is responsible for obtaining a report from the Company Secretary at least twice a year on whether section 23.3 has been observed, and for submitting that report to the Compliance Committee.

PART 24 – MEETINGS OF SCHEME MEMBERS

24.1 The Company Secretary is responsible for ensuring that:

(a) Scheme meetings are called when required;

(b) proper notice of Scheme meetings is given;

(c) Scheme meetings are conducted in accordance with the Corporations Act and, if relevant, the Listing Rules;

(d) Westfield and its associates do not cast a vote in respect of units held by them, if prohibited by the Corporations Act or the Listing Rules; and

(e) adequate minutes of Scheme meetings are kept.

24.2 The Compliance Officer – Australia is responsible for obtaining confirmation from the Company Secretary at least twice a year that the compliance procedures outlined in section 24.1 have been followed, and for reporting thereon to the Compliance Committee.

PART 25 – TERMINATION OF A SCHEME

25.1 The Deputy Chief Financial Officer - Capital Markets is responsible for ensuring that:

(a) the Scheme is terminated only in accordance with the Corporations Act and the Constitution;

(b) Scheme property is realised in accordance with the Corporations Act and the Constitution;

(c) applications for units are refused as necessary during the winding up period; and

(d) on termination of the Scheme, proceeds are distributed to Members in accordance with the Corporations Act and the Constitution.

25.2 The Assistant Company Secretary is responsible for ensuring that Members and ASIC are notified of the termination of the Scheme prior to termination.

25.3 The Group Compliance Officer is responsible for reporting to the Compliance Committee immediately prior to termination of the Scheme on whether the requirements of this section 25.1 and 25.2 have been followed.

PART 26 – INSIDER TRADING

26.1 Westfield's Compliance Manual:

(a) contains details of the laws and regulations concerning insider trading which are considered by Westfield to be relevant for inclusion therein; and

(b) requires Executives and Staff Members to ensure that they do not engage in conduct which breaches the laws or regulations concerning insider trading.

26.2 As described in section 5.3, Executives are responsible for ensuring that Staff Members within their areas of responsibility are made aware of the existence and contents of Westfield's Compliance Manual, including the requirements described in section 26.1, and for notifying the Compliance Officers of any instances of non-compliance with any applicable provisions of Westfield's Compliance Manual.

PART 27 – CONFLICTS OF INTEREST

27.1 Westfield's Compliance Manual sets out the procedures for having adequate arrangements in place to manage conflicts of interest that may arise. Those procedures include:

(a) the conflicts of interests procedures to be followed by Staff Members; and

(b) the maintenance of a register recording actual or potential conflicts of interest.

The Group Compliance Officer is responsible for ensuring that conflicts of interest are handled in accordance with any applicable requirements of Westfield's Compliance Manual.

27.2 As described in section 5.3, Executives are responsible for ensuring that Staff Members within their areas of responsibility are made aware of the existence and contents of Westfield's Compliance Manual, including the requirements described in section 27.1, and for notifying the Compliance Officers of any instances of non-compliance with any applicable provisions of Westfield's Compliance Manual.

27.3 The Group Compliance Officer is responsible for providing a report to the Compliance Committee at least four times a year:

(a) on the level of reported conflicts of interests; and

(b) on whether conflicts of interest have been handled in accordance with any applicable requirements of Westfield's Compliance Manual.

27.4 The Compliance Committee is responsible for reviewing each report referred to in section 27.3 and reporting any material findings to the Board.

DIRECTORS' SIGNATURES

Signed by the Directors of Westfield America Management Limited (or their agents as permitted by the Corporations Act).

Frank P Lowy AC by his agent, Simon Julian Tuxen	Roy L Furman by his agent, Simon Julian Tuxen	David M Gonski AO by his agent, Simon Julian Tuxen
Fred G Hilmer AO by his agent, Simon Julian Tuxen	Stephen P Johns by his agent, Simon Julian Tuxen	David H Lowy AM by his agent, Simon Julian Tuxen
Peter S Lowy by his agent, Simon Julian Tuxen	Steven M Lowy by his agent, Simon Julian Tuxen	John B Studdy AM by his agent, Simon Julian Tuxen
Francis T Vincent Jr. by his agent, Simon Julian Tuxen	Gary H Weiss by his agent, Simon Julian Tuxen	Dean R Wills AO by his agent, Simon Julian Tuxen
Carla M Zampatti AM by his agent, Simon Julian Tuxen		

Form 603

RECEIVED
2006 SEP 18 A 11:14
OFFICE OF INTERNATIONAL CORPORATE FINANCE

To: Westfield Group Ordinary/Units Fully Paid Stapled Securities

ACN/ARSN:

1. Details of substantial holder

Name: Commonwealth Bank of Australia ACN 123 123 124 (CBA), and their subsidiaries listed in Annexure "A" to this notice (Commonwealth Bank Group)

The holder became a substantial holder on: 23/05/2005

2. Details of voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate had a relevant interest in on the date the substantial holder became a substantial holder are as follows:

Class of securities	Number of securities	Person's votes	Voting Power
Fully paid ordinary shares	63,753,461	63,753,461	3.7%

For the securities (if any) listed below see NOTE 1 at the end of this form

Class of securities	Number of securities	Person's votes	Voting Power
Fully paid ordinary shares	21,107,588	21,107,588	1.22% See note 1 at the end of this form

For the securities (if any) listed below see NOTE 2 at the end of this form

Class of securities	Number of securities	Person's votes	Voting Power
Fully paid ordinary shares	1,971,025	1,971,025	0.11% See note 2 at the end of this form

Class of securities	Number of securities	Person's votes	Voting Power
GRAND TOTAL Fully paid ordinary shares	86,832,074	86,832,074	5.03%

3. Details of relevant interests

The nature of the relevant interest the substantial holder or an associate had in the following voting securities on the date the substantial holder became a substantial holder are as follows:

Holder of relevant interest	Nature of relevant interest	Class and number of shares
Commonwealth Bank Group	Relevant interest under Section 608(3(b) of the Corporations Act as ultimate holding company of the Commonwealth Bank Group	86,832,074 Fully paid ordinary shares
Avanteos Investments Limited A/C S/F No.2	Power to control the exercise of a right to vote attached to securities and/or to control the exercise of the power to dispose of securities pursuant to the position held as superannuation trustee.	90,841 Fully paid ordinary shares
Avanteos Investments Ltd	Power to control the exercise of a right to vote attached to securities and/or to control the exercise of the power to dispose of securities pursuant to the position held as superannuation trustee.	6,033 Fully paid ordinary shares
Avanteos Investments Ltd ATF Symetry Personal Retirement FD	Power to control the exercise of a right to vote attached to securities and/or to control the exercise of the power to dispose of securities pursuant to the position held as superannuation trustee.	172,818 Fully paid ordinary shares
ASBGI Unit Tst- Global Property Trust	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	47,780 Fully paid ordinary shares
ASBGI Unit Tst- Global Property Trust	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	1,494 Fully paid ordinary shares
Commonwealth Balanced B3C	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	2,595 Fully paid ordinary shares
Commonwealth Balanced B3C	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	206,465 Fully paid ordinary shares
CFSHK CMF Asia Cash Surplus Fund	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	65,750 Fully paid ordinary shares
COLONIAL FIRST STATE PROPERTY	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	199 Fully paid ordinary shares
International REIT Income Open Mother Fund	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	210,000 Fully paid ordinary shares
Commonwealth Growth G3C	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	48,782 Fully paid ordinary shares
Commonwealth Growth G3C	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	1,587,302 Fully paid ordinary shares
CIML as RE Commonwealth Australian Share Fund	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	186,902 Fully paid ordinary shares
CIML as RE Commonwealth Share Income Fund	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	670,636 Fully paid ordinary shares

CIML as RE Commonwealth Growth Fund	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	435,237 Fully paid ordinary shares
CIML as RE Commonwealth Growth Fund	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	13,097 Fully paid ordinary shares
CIML as RE Commonwealth Income Fund	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	113,815 Fully paid ordinary shares
CIML as RE Commonwealth Property Securities Fund	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	1,251,835 Fully paid ordinary shares
CIML as RE Commonwealth Property Securities Fund	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	39,142 Fully paid ordinary shares
CISL ATF CFCL Property Securities (Super Bus) Fund	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	96,094 Fully paid ordinary shares
CISL ATF CFCL Property Securities (Super Bus) Fund	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	3,073,244 Fully paid ordinary shares
Commonwealth Managed M1C	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	70,308 Fully paid ordinary shares
Commonwealth Managed M1C	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	876 Fully paid ordinary shares
Commonwealth Managed M3C	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	19,543 Fully paid ordinary shares
Commonwealth Managed M3C	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	1,457,092 Fully paid ordinary shares
CFSIL A/C Motor Accident Commission	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	512,140 Fully paid ordinary shares
CFSIL A/C Motor Accident Commission	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	16,014 Fully paid ordinary shares
MAC CTP Style Neutral	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	7,097 Fully paid ordinary shares
MAC CTP Style Neutral	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	246,496 Fully paid ordinary shares

Nomura Australian Equity Fund	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	85,328 Fully paid ordinary shares
Nomura Australian Equity Fund	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	2,652 Fully paid ordinary shares
CBOSC Pty Ltd A/T for the Officers' Superannuation Fund	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	40,674 Fully paid ordinary shares
CBOSC Pty Ltd A/T for the Officers' Superannuation Fund	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	1,339,951 Fully paid ordinary shares
CBOSC Pty Ltd A/T for the Officers' Superannuation Fund	Power to control the exercise of a right to vote attached to securities and to control the exercise of the power to dispose of securities pursuant to the position held as trustee for the Officers' Superannuation Fund.	1,126,711 Fully paid ordinary shares
Storm Financial Australian Industrials Index Fund	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	497,434 Fully paid ordinary shares
Storm Financial Australian Industrials Index Fund	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	5,941 Fully paid ordinary shares
Workcover NSW - Listed Prop	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	12,841 Fully paid ordinary shares
Workcover NSW - Listed Prop	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	410,675 Fully paid ordinary shares
Commonwealth Diversified Share Fund	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	133,613 Fully paid ordinary shares
Commonwealth Diversified Share Fund	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	1,657 Fully paid ordinary shares
Wholesale Australian Share Fund - Core	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	37,479 Fully paid ordinary shares
Wholesale Australian Share Fund - Core	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	1,394,880 Fully paid ordinary shares
Wholesale Indexed Australian Share Fund	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	1,613,749 Fully paid ordinary shares
Wholesale Indexed Australian Share Fund	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	22,482 Fully paid ordinary shares

Wholesale Low Tracking Error Australian Share Fund	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	929,340 Fully paid ordinary shares
Wholesale Indexed Property Securities Fund	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	5,341,167 Fully paid ordinary shares
Wholesale Indexed Property Securities Fund	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	75,700 Fully paid ordinary shares
CFSIL AS RE Colonial First State Wholesale Property Securiti	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	1,213,756 Fully paid ordinary shares
CFSIL AS RE Colonial First State Wholesale Property Securiti	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	38,817,804 Fully paid ordinary shares
WSALE GEARED 452 AUST SHARE	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	266,400 Fully paid ordinary shares "*" See note 1 on the last page of this form.
CFSIL as RE Commonwealth Australian Boutique Share Fund 3	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	72,977 Fully paid ordinary shares "*" See note 1 on the last page of this form.
CFSIL as RE Commonwealth Australian Shares Fund 1	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	1,330,000 Fully paid ordinary shares "*" See note 1 on the last page of this form.
CFSIL as RE Commonwealth Australian Shares Fund 2	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	334,500 Fully paid ordinary shares "*" See note 1 on the last page of this form.
CFSIL as RE Commonwealth Australian Shares Fund 3	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	164,500 Fully paid ordinary shares "*" See note 1 on the last page of this form.
CFSIL as RE Commonwealth Australian Shares Fund 5	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	419,575 Fully paid ordinary shares "*" See note 1 on the last page of this form.
CFSIL as RE Commonwealth Australian Shares Fund 6	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	319,510 Fully paid ordinary shares "*" See note 1 on the last page of this form.
CFSIL as RE Commonwealth Australian Shares Fund 6	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	9,931 Fully paid ordinary shares "*" See note 1 on the last page of this form.
CFSIL as RE Commonwealth Australian Shares Fund 7	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	545 Fully paid ordinary shares "*" See note 1 on the last page of this form.
CFSIL as RE Commonwealth Australian Shares Fund 7	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	17,441 Fully paid ordinary shares "*" See note 1 on the last page of this form.

CFSIL as RE Commonwealth Australian Shares Fund 8	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	162,000 Fully paid ordinary shares "*" See note 1 on the last page of this form.
CFSIL as RE Commonwealth Australian Shares Fund 9	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	96,029 Fully paid ordinary shares "*" See note 1 on the last page of this form.
CFSIL as RE Commonwealth Australian Shares Fund 10	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	38,667 Fully paid ordinary shares "*" See note 1 on the last page of this form.
CFSIL as RE Commonwealth Australian Shares Fund 10	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	5,565 Fully paid ordinary shares "*" See note 1 on the last page of this form.
CFSIL as RE CFS Wholesale 452 Australian Share Fund	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	1,059,175 Fully paid ordinary shares "*" See note 1 on the last page of this form.
CFSIL as RE Commonwealth Australian Share Fund 14	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	31,669 Fully paid ordinary shares "*" See note 1 on the last page of this form.
CFSIL as RE Commonwealth Australian Share Fund 15	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	39,686 Fully paid ordinary shares "*" See note 1 on the last page of this form.
CFSIL as RE Commonwealth Australian Share Fund 15	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	1,001 Fully paid ordinary shares "*" See note 1 on the last page of this form.
FC W/E AUST SHARE 16-CHALLENGER	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	23,990 Fully paid ordinary shares "*" See note 1 on the last page of this form.
CFSIL as RE Commonwealth Australian Share Fund 19	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	654,777 Fully paid ordinary shares "*" See note 1 on the last page of this form.
FC W/E Global Property Fd 1	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	1,656,422 Fully paid ordinary shares "*" See note 1 on the last page of this form.
CFSIL as RE Commonwealth Property Fund 1	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	7,274,467 Fully paid ordinary shares "*" See note 1 on the last page of this form.
CFSIL as RE Commonwealth Property Fund 2	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	1,507,027 Fully paid ordinary shares "*" See note 1 on the last page of this form.
CFSIL as RE Commonwealth Property Fund 2	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	43,696 Fully paid ordinary shares "*" See note 1 on the last page of this form.
CFSIL as RE Commonwealth Property Fund 3	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	987,060 Fully paid ordinary shares "*" See note 1 on the last page of this form.

CFSIL as RE Commonwealth Property Fund 4	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	406,376 Fully paid ordinary shares "*" See note 1 on the last page of this form.
CFSIL as RE Commonwealth Property Fund 4	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	8,235 Fully paid ordinary shares "*" See note 1 on the last page of this form.
CFSIL as RE Commonwealth Property Fund 5	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	347,591 Fully paid ordinary shares "*" See note 1 on the last page of this form.
CFSIL as RE Commonwealth Property Fund 6	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	3,476,008 Fully paid ordinary shares "*" See note 1 on the last page of this form.
FC W/E PROP SEC 8-PENGANA	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	327,600 Fully paid ordinary shares "*" See note 1 on the last page of this form.
FC W/E PROP SEC 8-PENGANA	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	4,600 Fully paid ordinary shares "*" See note 1 on the last page of this form.
FC W/E PROP SEC 10-JB WERE	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	20,568 Fully paid ordinary shares "*" See note 1 on the last page of this form.
CMLA	The Colonial Mutual Life Assurance Society Limited (ACN 004 021 809) ("CMLA") has entered into an Exclusivity Agreement (attached as Annexure A) pursuant to which certain shares in 452 Capital Pty Ltd ("452 Capital") must not be sold unless CMLA consents. CMLA, by virtue of s608(3)(a), has a relevant interest in all securities in which 452 Capital has a relevant interest. CMLA has no ability to control voting or disposal in relation to those securities in which 452 Capital has a relevant interest (which are identified below).	476,400 Fully paid ordinary shares "**" See note 2 on the last page of this form.
CMLA	The Colonial Mutual Life Assurance Society Limited (ACN 004 021 809) ("CMLA") has entered into an Exclusivity Agreement (attached as Annexure A) pursuant to which certain shares in 452 Capital Pty Ltd ("452 Capital") must not be sold unless CMLA consents. CMLA, by virtue of s608(3)(a), has a relevant interest in all securities in which 452 Capital has a relevant interest. CMLA has no ability to control voting or disposal in relation to those securities in which 452 Capital has a relevant interest (which are identified below).	81,700 Fully paid ordinary shares "**" See note 2 on the last page of this form.
CMLA	The Colonial Mutual Life Assurance Society Limited (ACN 004 021 809) ("CMLA") has entered into an Exclusivity Agreement (attached as Annexure A) pursuant to which certain shares in 452 Capital Pty Ltd ("452 Capital") must not be sold unless CMLA consents. CMLA, by virtue of s608(3)(a), has a relevant interest in all securities in which 452 Capital has a relevant interest. CMLA has no ability to control voting or disposal in relation to those securities in which 452 Capital has a relevant interest (which are identified below).	168,700 Fully paid ordinary shares "**" See note 2 on the last page of this form.
CMLA	The Colonial Mutual Life Assurance Society Limited (ACN 004 021 809) ("CMLA") has entered into an Exclusivity Agreement (attached as Annexure A) pursuant to which certain shares in 452 Capital Pty Ltd ("452 Capital") must not be sold unless CMLA consents. CMLA, by virtue of s608(3)(a), has a relevant interest in all securities in which 452 Capital has a relevant interest. CMLA has no ability to control voting or disposal in relation to those securities in which 452 Capital has a relevant interest (which are identified below).	83,600 Fully paid ordinary shares "**" See note 2 on the last page of this form.
CMLA	The Colonial Mutual Life Assurance Society Limited (ACN 004 021 809) ("CMLA") has entered into an Exclusivity Agreement (attached as Annexure A) pursuant to which certain shares in 452 Capital Pty Ltd ("452 Capital") must not be sold unless CMLA consents. CMLA, by virtue of s608(3)(a), has a relevant interest in all securities in which 452 Capital has a relevant interest. CMLA has no ability to control voting or disposal in relation to those securities in which 452 Capital has a relevant interest (which are identified below).	320,901 Fully paid ordinary shares "**" See note 2 on the last page of this form.
CMLA	The Colonial Mutual Life Assurance Society Limited (ACN 004 021 809) ("CMLA") has entered into an Exclusivity Agreement (attached as Annexure A) pursuant to which certain shares in 452 Capital Pty Ltd ("452 Capital") must not be sold unless CMLA consents. CMLA, by virtue of s608(3)(a), has a relevant interest in all securities in which 452 Capital has a relevant interest. CMLA has no ability to control voting or disposal in relation to those securities in which 452 Capital has a relevant interest (which are identified below).	39,500 Fully paid ordinary shares "**" See note 2 on the last page of this form.
CMLA	The Colonial Mutual Life Assurance Society Limited (ACN 004 021 809) ("CMLA") has entered into an Exclusivity Agreement (attached as Annexure A) pursuant to which certain shares in 452 Capital Pty Ltd ("452 Capital") must not be sold unless CMLA consents. CMLA, by virtue of s608(3)(a), has a relevant interest in all securities in which 452 Capital has a relevant interest. CMLA has no ability to control voting or disposal in relation to those securities in which 452 Capital has a relevant interest (which are identified below).	215,100 Fully paid ordinary shares "**" See note 2 on the last page of this form.
CMLA	The Colonial Mutual Life Assurance Society Limited (ACN 004 021 809) ("CMLA") has entered into an Exclusivity Agreement (attached as Annexure A) pursuant to which certain shares in 452 Capital Pty Ltd ("452 Capital") must not be sold unless CMLA consents. CMLA, by virtue of s608(3)(a), has a relevant interest in all securities in which 452 Capital has a relevant interest. CMLA has no ability to control voting or disposal in relation to those securities in which 452 Capital has a relevant interest (which are identified below).	438,024 Fully paid ordinary shares "**" See note 2 on the last page of this form.

CMLA	The Colonial Mutual Life Assurance Society Limited (ACN 004 021 809) ("CMLA") has entered into an Exclusivity Agreement (attached as Annexure A) pursuant to which certain shares in 452 Capital Pty Ltd ("452 Capital") must not be sold unless CMLA consents. CMLA, by virtue of s608(3)(a), has a relevant interest in all securities in which 452 Capital has a relevant interest. CMLA has no ability to control voting or disposal in relation to those securities in which 452 Capital has a relevant interest (which are identified below).	52,600 Fully paid ordinary shares "***" See note 2 on the last page of this form.
CMLA	The Colonial Mutual Life Assurance Society Limited (ACN 004 021 809) ("CMLA") has entered into an Exclusivity Agreement (attached as Annexure A) pursuant to which certain shares in 452 Capital Pty Ltd ("452 Capital") must not be sold unless CMLA consents. CMLA, by virtue of s608(3)(a), has a relevant interest in all securities in which 452 Capital has a relevant interest. CMLA has no ability to control voting or disposal in relation to those securities in which 452 Capital has a relevant interest (which are identified below).	94,500 Fully paid ordinary shares "***" See note 2 on the last page of this form.

4. Details of present registered holders

The persons registered as holders of the securities referred to in paragraph 3 above are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder	Class and number of shares
Avanteos Investments Limited A/C S/F No.2	Avanteos Investments Limited PO Box 1012 Camberwell VIC 3124	Avanteos Investments Limited A/C S/F No.2	90,841 Fully paid ordinary shares
Avanteos Investments Ltd	Avanteos Investments Limited P O Box 1012 Camberwell VIC 3124	Avanteos Investments Ltd	6,033 Fully paid ordinary shares
Avanteos Investments Ltd ATF Symetry Personal Retirement FD	Avanteos Investments Limited PO Box 1012 Camberwell VIC 3124	Avanteos Investments Ltd ATF Symetry Personal Retirement FD	172,818 Fully paid ordinary shares
ASBGI Unit Tst- Global Property Trust	Citicorp Nominees Pty Limited PO Box 3429 Auckland 1 New Zealand	ASBGI Unit Tst- Global Property Trust	47,780 Fully paid ordinary shares
ASBGI Unit Tst- Global Property Trust	Citicorp Nominees Pty Limited PO Box 3429 Auckland 1 New Zealand	ASBGI Unit Tst- Global Property Trust	1,494 Fully paid ordinary shares
Commonwealth Balanced B3C	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	Commonwealth Balanced B3C	2,595 Fully paid ordinary shares
Commonwealth Balanced B3C	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	Commonwealth Balanced B3C	206,465 Fully paid ordinary shares
CFSHK CMF Asia Cash Surplus Fund	Citicorp Nominees Pty Limited GPO Box 14, Hong Kong	CFSHK CMF Asia Cash Surplus Fund	65,750 Fully paid ordinary shares
COLONIAL FIRST STATE PROPERTY	Colonial First State Property Limited Level 7, 52 Martin Place, Sydney 1155	COLONIAL FIRST STATE PROPERTY	199 Fully paid ordinary shares
International REIT Income Open Mother Fund	National Bank Nominees Pty Limited GPO Box 1406M, Melbourne VIC 3001	International REIT Income Open Mother Fund	210,000 Fully paid ordinary shares
Commonwealth Growth G3C	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	Commonwealth Growth G3C	48,782 Fully paid ordinary shares
Commonwealth Growth G3C	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	Commonwealth Growth G3C	1,587,302 Fully paid ordinary shares
CIML as RE Commonwealth Australian Share Fund	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	CIML as RE Commonwealth Australian Share Fund	186,902 Fully paid ordinary shares
CIML as RE Commonwealth Share Income Fund	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	CIML as RE Commonwealth Share Income Fund	670,636 Fully paid ordinary shares

CIML as RE Commonwealth Growth Fund	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	CIML as RE Commonwealth Growth Fund	435,237 Fully paid ordinary shares
CIML as RE Commonwealth Growth Fund	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	CIML as RE Commonwealth Growth Fund	13,097 Fully paid ordinary shares
CIML as RE Commonwealth Income Fund	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	CIML as RE Commonwealth Income Fund	113,815 Fully paid ordinary shares
CIML as RE Commonwealth Property Securities Fund	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	CIML as RE Commonwealth Property Securities Fund	1,251,835 Fully paid ordinary shares
CIML as RE Commonwealth Property Securities Fund	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	CIML as RE Commonwealth Property Securities Fund	39,142 Fully paid ordinary shares
CISL ATF CFCL Property Securities (Super Bus) Fund	Legal and General Financial Services Limited , c/o Citicorp Nominees Pty Ltd GPO Box 764G, Melbourne VIC 3001	CISL ATF CFCL Property Securities (Super Bus) Fund	96,094 Fully paid ordinary shares
CISL ATF CFCL Property Securities (Super Bus) Fund	Legal and General Financial Services Limited , c/o Citicorp Nominees Pty Ltd GPO Box 764G, Melbourne VIC 3001	CISL ATF CFCL Property Securities (Super Bus) Fund	3,073,244 Fully paid ordinary shares
Commonwealth Managed M1C	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	Commonwealth Managed M1C	70,308 Fully paid ordinary shares
Commonwealth Managed M1C	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	Commonwealth Managed M1C	876 Fully paid ordinary shares
Commonwealth Managed M3C	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	Commonwealth Managed M3C	19,543 Fully paid ordinary shares
Commonwealth Managed M3C	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	Commonwealth Managed M3C	1,457,092 Fully paid ordinary shares
CFSIL A/C Motor Accident Commission	Motor Accident Commission, c/o Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	CFSIL A/C Motor Accident Commission	512,140 Fully paid ordinary shares
CFSIL A/C Motor Accident Commission	Motor Accident Commission, c/o Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	CFSIL A/C Motor Accident Commission	16,014 Fully paid ordinary shares
MAC CTP Style Neutral	Motor Accident Commission, c/o Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	MAC CTP Style Neutral	7,097 Fully paid ordinary shares
MAC CTP Style Neutral	Motor Accident Commission, c/o Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	MAC CTP Style Neutral	246,496 Fully paid ordinary shares

Nomura Australian Equity Fund	National Nominees Limited GPO Box 1406M, Melbourne 3001, Australia	Nomura Australian Equity Fund	85,328 Fully paid ordinary shares
Nomura Australian Equity Fund	National Nominees Limited GPO Box 1406M, Melbourne 3001, Australia	Nomura Australian Equity Fund	2,652 Fully paid ordinary shares
CBOSC Pty Ltd A/T for the Officers' Superannuation Fund	National Nominees Limited GPO Box 1406M, Melbourne VIC 3001	CBOSC Pty Ltd A/T for the Officers' Superannuation Fund	40,674 Fully paid ordinary shares
CBOSC Pty Ltd A/T for the Officers' Superannuation Fund	National Nominees Limited GPO Box 1406M, Melbourne VIC 3001	CBOSC Pty Ltd A/T for the Officers' Superannuation Fund	1,339,951 Fully paid ordinary shares
CBOSC Pty Ltd A/T for the Officers' Superannuation Fund	National Nominees Limited GPO Box 1406M Melbourne VIC 3001	CBOSC Pty Ltd A/T for the Officers' Superannuation Fund	1,126,711 Fully paid ordinary shares
Storm Financial Australian Industrials Index Fund	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	Storm Financial Australian Industrials Index Fund	497,434 Fully paid ordinary shares
Storm Financial Australian Industrials Index Fund	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	Storm Financial Australian Industrials Index Fund	5,941 Fully paid ordinary shares
Workcover NSW - Listed Prop	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	Workcover NSW - Listed Prop	12,841 Fully paid ordinary shares
Workcover NSW - Listed Prop	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	Workcover NSW - Listed Prop	410,675 Fully paid ordinary shares
Commonwealth Diversified Share Fund	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	Commonwealth Diversified Share Fund	133,613 Fully paid ordinary shares
Commonwealth Diversified Share Fund	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	Commonwealth Diversified Share Fund	1,657 Fully paid ordinary shares
Wholesale Australian Share Fund - Core	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	Wholesale Australian Share Fund - Core	37,479 Fully paid ordinary shares
Wholesale Australian Share Fund - Core	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	Wholesale Australian Share Fund - Core	1,394,880 Fully paid ordinary shares
Wholesale Indexed Australian Share Fund	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	Wholesale Indexed Australian Share Fund	1,613,749 Fully paid ordinary shares
Wholesale Indexed Australian Share Fund	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	Wholesale Indexed Australian Share Fund	22,482 Fully paid ordinary shares

Wholesale Low Tracking Error Australian Share Fund	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	Wholesale Low Tracking Error Australian Share Fund	929,340 Fully paid ordinary shares
Wholesale Indexed Property Securities Fund	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	Wholesale Indexed Property Securities Fund	5,341,167 Fully paid ordinary shares
Wholesale Indexed Property Securities Fund	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	Wholesale Indexed Property Securities Fund	75,700 Fully paid ordinary shares
CFSIL AS RE Colonial First State Wholesale Property Securiti	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	CFSIL AS RE Colonial First State Wholesale Property Securiti	1,213,756 Fully paid ordinary shares
CFSIL AS RE Colonial First State Wholesale Property Securiti	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	CFSIL AS RE Colonial First State Wholesale Property Securiti	38,817,804 Fully paid ordinary shares
WSALE GEARED 452 AUST SHARE	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	WSALE GEARED 452 AUST SHARE	266,400 Fully paid ordinary shares "*" See note 1 on the last page of this form.
CFSIL as RE Commonwealth Australian Boutique Share Fund 3	Citicorp Nominees Pty Limited GPO Box 764G Melbourne VIC 3001	CFSIL as RE Commonwealth Australian Boutique Share Fund 3	72,977 Fully paid ordinary shares "*" See note 1 on the last page of this form.
CFSIL as RE Commonwealth Australian Shares Fund 1	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	CFSIL as RE Commonwealth Australian Shares Fund 1	1,330,000 Fully paid ordinary shares "*" See note 1 on the last page of this form.
CFSIL as RE Commonwealth Australian Shares Fund 2	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	CFSIL as RE Commonwealth Australian Shares Fund 2	334,500 Fully paid ordinary shares "*" See note 1 on the last page of this form.
CFSIL as RE Commonwealth Australian Shares Fund 3	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	CFSIL as RE Commonwealth Australian Shares Fund 3	164,500 Fully paid ordinary shares "*" See note 1 on the last page of this form.
CFSIL as RE Commonwealth Australian Shares Fund 5	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	CFSIL as RE Commonwealth Australian Shares Fund 5	419,575 Fully paid ordinary shares "*" See note 1 on the last page of this form.
CFSIL as RE Commonwealth Australian Shares Fund 6	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	CFSIL as RE Commonwealth Australian Shares Fund 6	319,510 Fully paid ordinary shares "*" See note 1 on the last page of this form.
CFSIL as RE Commonwealth Australian Shares Fund 6	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	CFSIL as RE Commonwealth Australian Shares Fund 6	9,931 Fully paid ordinary shares "*" See note 1 on the last page of this form.
CFSIL as RE Commonwealth Australian Shares Fund 7	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	CFSIL as RE Commonwealth Australian Shares Fund 7	545 Fully paid ordinary shares "*" See note 1 on the last page of this form.
CFSIL as RE Commonwealth Australian Shares Fund 7	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	CFSIL as RE Commonwealth Australian Shares Fund 7	17,441 Fully paid ordinary shares "*" See note 1 on the last page of this form.

CFSIL as RE Commonwealth Australian Shares Fund 8	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	CFSIL as RE Commonwealth Australian Shares Fund 8	162,000 Fully paid ordinary shares "*" See note 1 on the last page of this form.
CFSIL as RE Commonwealth Australian Shares Fund 9	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	CFSIL as RE Commonwealth Australian Shares Fund 9	96,029 Fully paid ordinary shares "*" See note 1 on the last page of this form.
CFSIL as RE Commonwealth Australian Shares Fund 10	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	CFSIL as RE Commonwealth Australian Shares Fund 10	38,667 Fully paid ordinary shares "*" See note 1 on the last page of this form.
CFSIL as RE Commonwealth Australian Shares Fund 10	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	CFSIL as RE Commonwealth Australian Shares Fund 10	5,565 Fully paid ordinary shares "*" See note 1 on the last page of this form.
CFSIL as RE CFS Wholesale 452 Australian Share Fund	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	CFSIL as RE CFS Wholesale 452 Australian Share Fund	1,059,175 Fully paid ordinary shares "*" See note 1 on the last page of this form.
CFSIL as RE Commonwealth Australian Share Fund 14	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	CFSIL as RE Commonwealth Australian Share Fund 14	31,669 Fully paid ordinary shares "*" See note 1 on the last page of this form.
CFSIL as RE Commonwealth Australian Share Fund 15	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	CFSIL as RE Commonwealth Australian Share Fund 15	39,686 Fully paid ordinary shares "*" See note 1 on the last page of this form.
CFSIL as RE Commonwealth Australian Share Fund 15	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	CFSIL as RE Commonwealth Australian Share Fund 15	1,001 Fully paid ordinary shares "*" See note 1 on the last page of this form.
FC W/E AUST SHARE 16-CHALLENGER	Citicorp Nominees Pty Limited GPO Box 764G Melbourne VIC 3001	FC W/E AUST SHARE 16-CHALLENGER	23,990 Fully paid ordinary shares "*" See note 1 on the last page of this form.
CFSIL as RE Commonwealth Australian Share Fund 19	Citicorp Nominees Pty Limited GPO Box 764G Melbourne VIC 3001	CFSIL as RE Commonwealth Australian Share Fund 19	654,777 Fully paid ordinary shares "*" See note 1 on the last page of this form.
FC W/E Global Property Fd 1	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	FC W/E Global Property Fd 1	1,656,422 Fully paid ordinary shares "*" See note 1 on the last page of this form.
CFSIL as RE Commonwealth Property Fund 1	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	CFSIL as RE Commonwealth Property Fund 1	7,274,467 Fully paid ordinary shares "*" See note 1 on the last page of this form.
CFSIL as RE Commonwealth Property Fund 2	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	CFSIL as RE Commonwealth Property Fund 2	1,507,027 Fully paid ordinary shares "*" See note 1 on the last page of this form.
CFSIL as RE Commonwealth Property Fund 2	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	CFSIL as RE Commonwealth Property Fund 2	43,696 Fully paid ordinary shares "*" See note 1 on the last page of this form.
CFSIL as RE Commonwealth Property Fund 3	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	CFSIL as RE Commonwealth Property Fund 3	987,060 Fully paid ordinary shares "*" See note 1 on the last page of this form.

CFSIL as RE Commonwealth Property Fund 4	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	CFSIL as RE Commonwealth Property Fund 4	406,376 Fully paid ordinary shares "*" See note 1 on the last page of this form.
CFSIL as RE Commonwealth Property Fund 4	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	CFSIL as RE Commonwealth Property Fund 4	8,235 Fully paid ordinary shares "*" See note 1 on the last page of this form.
CFSIL as RE Commonwealth Property Fund 5	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	CFSIL as RE Commonwealth Property Fund 5	347,591 Fully paid ordinary shares "*" See note 1 on the last page of this form.
CFSIL as RE Commonwealth Property Fund 6	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	CFSIL as RE Commonwealth Property Fund 6	3,476,008 Fully paid ordinary shares "*" See note 1 on the last page of this form.
FC W/E PROP SEC 8-PENGANA	Citicorp Nominees Pty Limited GPO Box 764G Melbourne VIC 3001	FC W/E PROP SEC 8-PENGANA	327,600 Fully paid ordinary shares "*" See note 1 on the last page of this form.
FC W/E PROP SEC 8-PENGANA	Citicorp Nominees Pty Limited GPO Box 764G Melbourne VIC 3001	FC W/E PROP SEC 8-PENGANA	4,600 Fully paid ordinary shares "*" See note 1 on the last page of this form.
FC W/E PROP SEC 10-JB WERE	Citicorp Nominees Pty Limited GPO Box 764G Melbourne VIC 3001	FC W/E PROP SEC 10-JB WERE	20,568 Fully paid ordinary shares "*" See note 1 on the last page of this form.
CMLA	JP Morgan Nominees Australia Limited Level 37 AAP Centre 259 George Street Sydney NSW 2000 Australia	Australian Retirement Fund - 452 Capital	476,400 Fully paid ordinary shares "**" See note 2 on the last page of this form.
CMLA	National Nominees Limited GPO Box 1406M Melbourne VIC 3001	A.S.S.E.T - 452 Capital	81,700 Fully paid ordinary shares "**" See note 2 on the last page of this form.
CMLA	BNP Paribas Securities PO Box R209 Royal Exchange NSW 1225	Century Australia - 452 Capital	168,700 Fully paid ordinary shares "**" See note 2 on the last page of this form.
CMLA	National Nominees Limited GPO Box 1406M Melbourne VIC 3001	Catholic Super Fund - 452 Capital	83,600 Fully paid ordinary shares "**" See note 2 on the last page of this form.
CMLA	BNP Paribas Securities PO Box R209 Royal Exchange NSW 1225	TCORP - 452 Capital	320,901 Fully paid ordinary shares "**" See note 2 on the last page of this form.
CMLA	State Street Australia Limited 338 Pitt Street Sydney NSW 2000	RIM Australian Shares Aggressive Fund - 452 Capital	39,500 Fully paid ordinary shares "**" See note 2 on the last page of this form.
CMLA	JP Morgan Nominees Australia Limited Level 37 AAP Centre 259 George Street Sydney NSW 2000 Australia	HostPlus - 452 Capital	215,100 Fully paid ordinary shares "**" See note 2 on the last page of this form.
CMLA	JP Morgan Nominees Australia Limited Level 37 AAP Centre 259 George Street Sydney NSW 2000 Australia	INTECH Australian Shares Active Trust - 452 Capital	438,024 Fully paid ordinary shares "**" See note 2 on the last page of this form.

CMLA	JP Morgan Nominees Australia Limited Level 37 AAP Centre 259 George Street Sydney NSW 2000 Australia	Challenger Boutique Australian Share Fund - 452 Capital	52,600 Fully paid ordinary shares *** See note 2 on the last page of this form.
CMLA	ANZ Custodian Services Limited Level 25 530 Collins Street Melbourne Vic 3000	Warakirri Endeavour Fund - 452 Capital	94,500 Fully paid ordinary shares *** See note 2 on the last page of this form.

5. Consideration

The consideration paid for each relevant interest referred to in paragraph 3 above, and acquired in the four months prior to the day that the substantial holder became a substantial holder, is as follows:

Holder of relevant interest	Date of acquisition	Consideration Cash	Non-Cash	Class and number of securities
See annexure "B" to this notice.				

6. Associates

The reasons the persons named in paragraph 3 above are associates of the substantial holder are as follows:

Name	Nature of Association
CBA and Commonwealth Bank Group	The Commonwealth Bank Group (other than Commonwealth Bank of Australia) are body corporates controlled by Commonwealth Bank of Australia and are therefore associates of Commonwealth Bank of Australia and of each other for the purposes of the Corporations Act.

7. Addresses

The addresses of persons named in this form are as follows:

Name	Address
CBA and Commonwealth Bank Group	C/- Level 2, 48 Martin Place Sydney NSW 1155

8. Signature

NOTE 1–(This note is relevant to section 2 3 4 and 5)

The relevant interests in these securitites are /were held by Colonial First State Investments Limited (CFS) as responsible entity of the specified registered managed investment schemes and relate(d) to holdings in connection with the Colonial First State First Choice product range. Decisions to buy/sell those securities and exercise voting rights in relation to those securities are made by external managers (unrelated to the Commonwealth Bank Group) to whom CFS has outsourced those functions. By instrument dated 29 October 2001 the Australian Securities and Investments Commission has granted certain relief to CFS and its related bodies corporate for these holdings from the provisions of Chapter 6 of the Corporations Act in relation to the acquisition of such securities.

NOTE 2–(This note is relevant to section 2 3 4 and 5)

452 Capital Pty Ltd ("452 Capital") is the investment manager in relation to the securities. Exercise of voting and disposal powers by 452 Capital is subject to any client direction. CMLA has a relevant interest in more than 20% of the shares in 452 Capital by virtue of the Exclusivity Agreement attached as Annexure A and therefore, by virtue of s608(3)(a) has a deemed relevant interest in the securities.

....

John Damien Hatton – Company Secretary

Dated the 26 day of May2005.

Annexure A

This is the annexure mark A of 2 pages referred to in Form 603, Notice of initial Substantial Holder of Commonwealth Bank of Australia ACN 123 123 124 and certain other companies dated 23/05/2005

____

John Damien Hatton – Company Secretary

SCHEDULE

A.C.N. 004 929 962 Pty Ltd (ACN 4929962)
A.C.N. 007 255 521 Pty Ltd (ACN 7255521)
A.C.N. 080 159 762 Pty Ltd (ACN 80159762)
ACAPM Holdings A Pty Limited (ACN 99726495)
ACAPM Holdings B Pty Limited (ACN 99726486)
ACAPM Pty Limited (ACN 99744297)
Aetna Properties Ltd (ACN 572225)
APS Life Finance Pty Limited (ACN 85514147)
AUAL Holdings Pty Limited (ACN 96911367)
Antarctic Shipping Pty Ltd (ACN 3622491)
Aquashell Pty Limited (ACN 57036076)
Aquasten Pty Ltd (ACN 6485785)
Armraynald Investments Pty Limited (ACN 68291403)
Australian Bank Limited (ACN 8558601)
Australian Company Number 002 680 471 Pty Limited (ACN 2680471)
Australian Company Number 008 521 579 Pty Limited (ACN 8521579)
Australian TIC Management Pty Limited (ACN 2213952)
Avanteos Investments Limited (ACN 066 862 977)
Bennelong Centre Pty Ltd (ACN 7328949)
Bizserv Pty Ltd (ACN 94234812)
Brookhollow Ave Pty Limited (ACN 81129660)
CAPITAL 121 PTY LIMITED (ACN 3148187)
CB-CLA Limited (ACN 3069458)
CB-CLARI Pty Limited (ACN 1826884)
CB-CLAS Limited (ACN 3177222)
CB-CLPIA Limited (ACN 3123233)
CB-CLHA Limited (ACN 3742747)
CB-CLMM Limited (ACN 6507731)
CB-CLPF Limited (ACN 1657503)
CB-CLPSG Limited (ACN 2585695)
CB-CLRA Pty Limited (ACN 1826893)
CB-CLSA Limited (ACN 3774865)
CBA CORPORATE SERVICES (NSW) PTY LIMITED (72765434)
CBA Corporate Services (VIC) Pty Limited (ACN 72103532)
CBA Indemnity Co. Pty Limited (ACN 72183290)
CBA International Finance Pty Limited (ACN 63487589)
CBA Investments (No 2) Pty Limited (ACN 73093286)
CBA Investments Limited (ACN 835423)
CBA Leasing (No 2) Pty Limited (ACN 64489238)
CBA Rail & Tram Company Pty Limited (ACN 92452625)
CBA Specialised Financing Limited (ACN 8544554)
CBFC Leasing Pty Limited (ACN 8520965)
CBFC Limited (ACN 8519462)
CBFC Properties Pty Limited (ACN 770454)
CC Group Holdings Pty Ltd (ACN 5934083)
CFS Managed Property Limited (ACN 6464428)
Chullora Equity Investment (No 1) Pty Limited (ACN 70676943)
Chullora Equity Investment (No 2) Pty Limited (ACN 70676710)
Chullora Equity Investment (No 3) Pty Limited (ACN 70677431)
CISL (Hazelwood) Pty Limited (ACN 74747185)
CM Somerton Pty Ltd (ACN 5367671)
CMG Asia Limited (ACN)
CMG Asia Pty Ltd (ACN 75668932)
CMG Asia Trustee Company Limited (ACN)
CMG CH China Funds Management Limited (ACN 61146183)
CMG CH China Investments Limited (ACN 61513675)
Collateral Leasing Pty Limited (ACN 2681218)
Colonial AFS Services Pty Ltd (ACN 83514667)
Colonial Agricultural Company Limited (ACN 3963862)
Colonial Asset Finance Pty Ltd (ACN 89354370)
Colonial Asset Management Limited (ACN 64031769)
Colonial Australian Superannuation Ltd (ACN 3244040)
Colonial e.Com Ltd (ACN 3345766)
Colonial Employee Share Plan Pty Ltd (ACN 75669028)
Colonial Finance (Australia) Ltd (ACN 89843041)
Colonial Finance Limited (ACN 67105435)
Colonial Financial Corporation Limited (ACN 29818)
Colonial Financial Management Limited (ACN 7299498)
Colonial First State Fund Services Ltd (ACN 3257001)
Colonial First State Group Limited (ACN 4405556)
Colonial First State Investments Limited (CFSIL) (ACN 2348352)
Colonial First State Private Capital Limited (ACN 2785739)
Colonial First State Private Equity Limited (ACN 2642819)
Colonial First State Property Holdings No 2 Pty Ltd (ACN 511624)
Colonial First State Property Holdings No 3 Pty Ltd (ACN 8100445)
Colonial First State Property Investment Limited (ACN 3466117)
Colonial First State Property Limited (ACN 85313926)
Colonial Holding Company (No 2) Pty Ltd (ACN 75333390)
Colonial Holding Company Pty Ltd (ACN 74706782)
Colonial Insurance Services Pty Ltd (ACN 83157117)
Colonial International Factors Pty Limited (ACN 83082973)
Colonial Investment Services Ltd (ACN 2451970)
Colonial Investments Holding Pty Ltd (ACN 75668987)
Colonial LGA Holdings Limited (ACN 1634439)
Colonial Limited (ACN 74042112)
Colonial Mutual Deposit Services Ltd (ACN 6227809)
Colonial Mutual Funds Limited (ACN 6734514)
Colonial Mutual Property Group Pty Ltd (ACN 7322429)
Colonial Mutual Superannuation Pty Ltd (ACN 6831983)
Colonial Net Limited (ACN 2902712)
Colonial PCA Holdings Pty Ltd (ACN 50535647)
Colonial PCA Properties Ltd (ACN 3354247)
Colonial PCA Services Ltd (ACN 3900187)
Colonial Portfolio Services Limited (ACN 66649241)
Colonial Protection Insurance Pty Limited (ACN 83055967)
Colonial Services Pty Limited (ACN 75733023)
Colonial South Australia Limited (ACN 69065130)
Colonial State Residual (No 1) Pty Ltd (ACN 3909402)
Colonial State Residual (No 2) Pty Ltd (ACN 75733032)
Colonial Statutory Funds Management Limited (ACN 2807221)
Colonial Tasman Pty Ltd (ACN 83840644)
Colonial Trade Services (Hong Kong) Limited (ACN)
Commonwealth Bank Officers Superannuation Corporation Pty Ltd (074519798)
Commonwealth Capital Corporation Limited (ACN 78898432)
Commonwealth Capital Limited (ACN 78898370)
Commonwealth Custodial Services Limited (CCSL) (ACN 485487)
Commonwealth Development Bank of Australia Limited (ACN 74707458)
COMMONWEALTH FINANCIAL PLANNING LIMITED (ACN 3900169)
Commonwealth Fleet Lease Pty Limited (ACN 3429356)
Commonwealth Funds Management Limited (CFM) (ACN 52289442)
Commonwealth Group Pty Limited (ACN 87485078)
Commonwealth Insurance Holdings Limited (ACN 88327959)

Commonwealth Insurance Limited (ACN 67524216)
Commonwealth Investments Pty Limited (ACN 65166305)
Commonwealth Managed Investments Limited (CMIL) (ACN 84098180)
Commonwealth Securities (Japan) Pty Limited (ACN 86971922)
COMMWEALTH INTERNATIONAL HOLDINGS PTY LIMITED (ACN 74025371)
CST Securitisation Management Limited (ACN 80151337)
Emerald Holding Company Limited (ACN 66147528)
Financial Wisdom Limited (ACN 6646108)
First State Investment International Limited (Regd Scot 79063)
FIRST STATE INVESTMENT MANAGERS (ASIA) LIMITED (ACN 54571701)
First State Investments (Hong Kong) Limited (206616)
First State Investments (UK) Limited (Regd Eng/Wales 2294743)
First State Nominees (Hong Kong) Ltd (206615)
FIVE D PROPERTY MANAGEMENT (QLD) PTY LTD (ACN 7301573)
FIVE D PROPERTY MANAGEMENT (VIC) PTY LTD (ACN 7301591)
Fleet Care Services Pty Ltd (ACN 74503530)
Gandel Chambers Pty Ltd (ACN 104 741 102)
GATX Rail (BY-2) Pty Limited (ACN 90495980)
GATX Rail (BY-4) Pty Limited (ACN 90495962)
GATX Rail (SW-2) Pty Limited (ACN 90496030)
GATX Rail (SW-4) Pty Limited (ACN 90496012)
Gold Star Mortgage Management Pty Ltd (ACN 63742049)
Hazelwood Investment Company Pty Limited (ACN 75041360)
HIC Finance Pty Limited (ACN 75495528)
Infravest (No 1) Limited (ACN 60472522)
Investment Co Pty Ltd (ACN 83405627)
Jacques Martin Pty Ltd (ACN 6100830)
Lazarose Pty Ltd (ACN 3816448)
LG Inc. (ACN)
Nimitz Nominees Pty Ltd (ACN 3505959)
Perpetual Stock Pty Limited (ACN 65094886)
Retail Investor Pty Limited (ACN 60625194)
S.B.T. Properties Pty Ltd (ACN 9517328)
SBSSW (Delaware) Inc (ACN)
Securitisation Advisory Services Pty Limited (ACN 64133946)
Senbary Pty Limited (ACN 83183242)
SIF Railway No 1 Pty Limited (ACN 96458730)
SME Custodians Pty Ltd (ACN 81924110)
SME Growth Limited (ACN 79678194)
Sparad (No 24) Pty Limited (ACN 57975087)
State Nominees Limited (ACN 677350)
Tactical Global Management Limited (ACN 77796411)
Vanoti Pty Ltd (ACN 3519284)
Wezen Pty Ltd (ACN 3501817)

Commonwealth Investment Services Limited (CISL) (ACN 3049830)
Commonwealth Life Limited (CLL) (ACN 3610008)
Commonwealth Property Pty Limited (ACN 94052436)
COMMSERVE FINANCIAL LTD
Comsec Trading Limited (ACN 3485952)
Darontin Pty Ltd (ACN 7029209)
Fazen Pty Ltd (ACN 3066760)
First State (Hong Kong) LLC (F8489)
First State Investment Management (UK) Limited (Regd Scotland 47708)
First State Investment Services (UK) Limited (Regd England & Wales 3904320)
First State Investments (Singapore) (196900420D)
First State Investments Holdings (Singapore) Limited (Regd 199901706Z)
FIVE D PROPERTY MANAGEMENT (NSW) PTY LTD (ACN 7301582)
FIVE D PROPERTY MANAGEMENT (SA) PTY LTD (ACN 7322438)
FIVE D PROPERTY MANAGEMENT (WA) PTY LTD (ACN 83531579)
Fouron Pty Ltd (ACN 3066840)
GATX Rail (BY-1) Pty Limited (ACN 90495999)
GATX Rail (BY-3) Pty Limited (ACN 90495971)
GATX Rail (SW-1) Pty Limited (ACN 90496058)
GATX Rail (SW-3) Pty Limited (ACN 90496021)
GATX Rail (Victoria) Pty Limited (ACN 90065964)
Goldman Sachs (Asia) L.L.C (ABN 35 717 040 327)
HFV6 PTY LIMITED (ACN 76980740)
Homepath Pty Limited (ACN 81986530)
Infravest (No 2) Limited (ACN 71656865)
Jacques Martin Administration and Consulting Pty Ltd (ACN 6787748)
Keystone Financial Services Ltd (ACN 65021418)
Leaseway Transportation Pty Limited (ACN 78463457)
MMAL Fleet Lease Arranger Pty Ltd (ACN 76409526)
P. and B. Properties Pty Ltd (ACN 9499512)
PFM Holdings Pty Ltd (ACN 3290597)
RVG Administration Company Pty Limited (ACN 70835344)
SBN Nominees Pty Ltd (ACN 3501773)
SBV Nominees Limited (ACN 6291854)
Securitisation Custodian Pty Limited (ACN 76980704)
Share Investments Pty Limited (ACN 54210276)
SIF Railway No 2 Pty Limited (ACN 96458758)
SME Equities Limited (ACN 78207780)
South Australian Fleet Lease Arranger Pty Ltd (ACN 73607440)
Sparad (No 26) Pty Limited (ACN 54797965)
Super Partners Pty Limited (ACN 81837961)
The Colonial Mutual Life Assurance Society Ltd (ACN 4021809)
Victorian Fleet Lease Arranger Pty Limited (ACN 77164811)

End of Annexure A

This is the Annexure marked "B" of 10 pages referred to in the Notice of Substantial Shareholding dated 23 May 2005.

Colonial First State Inv Managers
Transaction listing for the period 23/01/2005 to 23/05/2005 (as per F10 function) Page 1
For Security WDC.AU Westfield Group Ordinary/Units Fully Paid Stapled Securities

Fund	Pfolio	Trans.	Ccy	Date	Units		Cost/Proceeds	
CC	IEQF	OS-SAL	AUD	18/02/2005	-3969		-67321.71	
CC	IEQF	OS-SAL	AUD	22/03/2005	-7625		-127856.6	
CC	IEQF	OS-PUR	AUD	27/04/2005	5886		95900.29	
CC	IEQF	OS-PUR	AUD	15/04/2005	9316		149998.4	
						3408		50720.38
CC	IEQI	OS-PUR	AUD	15/04/2005	16448		264831.87	
CC	IEQI	OS-SAL	AUD	18/02/2005	-22031		-373687.2	
CC	IEQI	OS-SAL	AUD	22/03/2005	-27399		-447686	
CC	IEQI	OS-PUR	AUD	27/04/2005	24548		399959.26	
						-8434		-156582.07
CC	IGRF	OS-SAL	AUD	02/05/2005	-8260		-134767.5	
CC	IGRF	OS-SAL	AUD	16/03/2005	-7802		-129745	
CC	IGRF	OS-PUR	AUD	20/05/2005	3295		54861.75	
CC	IGRF	OS-SAL	AUD	19/05/2005	-7624		-126853.3	
CC	IGRF	OS-PUR	AUD	13/05/2005	21675		358726.36	
CC	IGRF	OS-PUR	AUD	06/05/2005	15106		243405.94	
						16390		265628.33
CC	IINF	OS-SAL	AUD	08/02/2005	-20495		-346570.5	
CC	IINF	OS-SAL	AUD	18/02/2005	-6582		-111643.1	
CC	IINF	OS-SAL	AUD	22/03/2005	-4900		-80063.56	
CC	IINF	OS-PUR	AUD	15/04/2005	7322		117892.69	
CC	IINF	OS-PUR	AUD	27/04/2005	3737		60886.74	
						- 20,918		- 359,498
TOTAL						- 9,554		- 199,731
CF	LPT1	OS-SAL	AUD	27/01/2005	-50000		-865000	
						- 50,000		- 865,000
TOTAL						- 50,000		- 865,000
CL	B3C	OS-SAL	AUD	04/02/2005	-6400		-109617.5	
CL	B3C	OS-SAL	AUD	04/02/2005	-8100		-138633.1	
						-14500		-248250.57
CL	G3C	OS-SAL	AUD	31/03/2005	-8000		-129201.5	
CL	G3C	OS-SAL	AUD	23/05/2005	-51171		-855718.3	
CL	G3C	OS-SAL	AUD	31/03/2005	-7143		-115680.9	
CL	G3C	OS-SAL	AUD	02/05/2005	-35780		-583774.8	
CL	G3C	OS-PUR	AUD	06/05/2005	56895		916760.3	
CL	G3C	OS-PUR	AUD	13/05/2005	81986		1356887.6	
CL	G3C	OS-SAL	AUD	20/05/2005	-9610		-160006.5	
						27177		429265.98
CL	M3C	OS-SAL	AUD	28/01/2005	-14042		-237165.2	
CL	M3C	OS-SAL	AUD	28/01/2005	-50958		-868818.6	
CL	M3C	OS-SAL	AUD	20/05/2005	-51100		-850983.6	
CL	M3C	OS-SAL	AUD	22/03/2005	-40100		-656036	
CL	M3C	OS-SAL	AUD	22/03/2005	-13900		-229034.5	
						- 170,100		- 2,842,036
TOTAL						- 157,423		- 2,661,022
CM	EABS03	OS-PUR	AUD	16/05/2005	6000		98411.53	
CM	EABS03	OS-PUR	AUD	15/04/2005	392		6291.92	

CM	EABS03	OS-PUR	AUD	12/04/2005	1908		30625.36	
CM	EABS03	OS-PUR	AUD	31/03/2005	9472		153934.57	
CM	EABS03	OS-PUR	AUD	15/02/2005	7988		133066.32	
						25760		422329.7
CM	EASS01	OS-PUR	AUD	30/03/2005	5000		81383.01	
CM	EASS01	OS-PUR	AUD	24/03/2005	50000		815499.38	
CM	EASS01	OS-PUR	AUD	14/03/2005	40000		667538.19	
CM	EASS01	OS-PUR	AUD	03/05/2005	30000		487609.55	
CM	EASS01	OS-PUR	AUD	28/04/2005	50000		817362.16	
CM	EASS01	OS-PUR	AUD	14/04/2005	50000		807574.12	
CM	EASS01	OS-PUR	AUD	07/04/2005	35000		565821.21	
CM	EASS01	OS-PUR	AUD	31/03/2005	10000		162292.82	
						270000		4405080.44
CM	EASS02	OS-PUR	AUD	13/05/2005	45000		746207.27	
CM	EASS02	OS-PUR	AUD	29/04/2005	15000		244500	
						60000		990707.27
CM	EASS03	OS-PUR	AUD	19/05/2005	7500		125625	
CM	EASS03	OS-PUR	AUD	15/02/2005	1800		29944.12	
CM	EASS03	OS-PUR	AUD	23/03/2005	7300		119355	
CM	EASS03	OS-PUR	AUD	10/03/2005	900		14833.91	
CM	EASS03	OS-PUR	AUD	09/03/2005	1350		22660.84	
						18850		312418.87
CM	EASS04	OS-PUR	AUD	14/04/2005	5976		96661.74	
CM	EASS04	OS-SAL	AUD	06/05/2005	-5976		-97030.2	
						0		-368.46
CM	EASS05	OS-SAL	AUD	10/02/2005	-17100		-288648	
CM	EASS05	OS-SAL	AUD	01/03/2005	-12000		-199974.8	
CM	EASS05	OS-SAL	AUD	04/02/2005	-18000		-307961.2	
CM	EASS05	OS-PUR	AUD	21/03/2005	6000		99804.18	
						-41100		-696779.81
CM	EASS06	OS-PUR	AUD	13/05/2005	12000		199219.12	
CM	EASS06	OS-SAL	AUD	08/02/2005	-10000		-167463.5	
CM	EASS06	OS-SAL	AUD	10/03/2005	-100		-1657.24	
						1900		30098.42
CM	EASS08	OS-PUR	AUD	28/02/2005	4500		76119.9	
CM	EASS08	OS-PUR	AUD	16/03/2005	5000		83689.71	
CM	EASS08	OS-PUR	AUD	18/03/2005	4000		66893.78	
CM	EASS08	OS-PUR	AUD	24/03/2005	5000		81515.85	
CM	EASS08	OS-PUR	AUD	29/03/2005	6000		98306.87	
CM	EASS08	OS-PUR	AUD	07/04/2005	3000		48504.23	
						27500		455030.34
CM	EASS09	OS-PUR	AUD	10/02/2005	3101		52561.95	
CM	EASS09	OS-PUR	AUD	29/04/2005	2215		36104.5	
CM	EASS09	OS-PUR	AUD	31/03/2005	15600		252754.31	
						20916		341420.76
CM	EASS10	OS-SAL	AUD	22/02/2005	-47000		-786443.1	
CM	EASS10	OS-SAL	AUD	21/02/2005	-16000		-267593.4	
CM	EASS10	OS-SAL	AUD	22/02/2005	-2900		-48378.97	
CM	EASS10	OS-SAL	AUD	27/04/2005	-760		-12332.46	
CM	EASS10	OS-SAL	AUD	31/01/2005	-240		-4110.23	
CM	EASS10	OS-PUR	AUD	25/01/2005	1960		33756.55	
CM	EASS10	OS-PUR	AUD	24/01/2005	3530		59882.63	
CM	EASS10	OS-SAL	AUD	08/04/2005	-5400		-87138.81	
CM	EASS10	OS-SAL	AUD	04/04/2005	-4700		-77252.89	
CM	EASS10	OS-SAL	AUD	29/03/2005	-7398		-120058.2	
CM	EASS10	OS-SAL	AUD	22/03/2005	-4640		-76255.58	
CM	EASS10	OS-SAL	AUD	14/03/2005	-10400		-172506.5	
CM	EASS10	OS-SAL	AUD	11/03/2005	-3800		-62950.9	
CM	EASS10	OS-SAL	AUD	10/03/2005	-5700		-94380.87	
CM	EASS10	OS-SAL	AUD	03/03/2005	-17900		-301510.4	
CM	EASS10	OS-SAL	AUD	03/03/2005	-9000		-151764.3	
CM	EASS10	OS-SAL	AUD	01/03/2005	-3720		-62232.53	
						-134068		-2231269.85
CM	EASS12	OS-SAL	AUD	04/02/2005	-6590		-112671	
CM	EASS12	OS-SAL	AUD	07/02/2005	-3295		-56286.22	

CM	EASS12	OS-SAL	AUD	15/02/2005	-2471		-40867.84	
CM	EASS12	OS-SAL	AUD	28/01/2005	-13414		-228674.1	
CM	EASS12	OS-SAL	AUD	10/02/2005	-1662		-28096.54	
CM	EASS12	OS-SAL	AUD	07/02/2005	-2949		-50591.82	
CM	EASS12	OS-SAL	AUD	10/02/2005	-4942		-83394.52	
CM	EASS12	OS-SAL	AUD	08/02/2005	-7414		-124697.7	
						-42737		-725279.67
CM	EASS13	OS-SAL	AUD	24/01/2005	-19200		-326353.4	
CM	EASS13	OS-SAL	AUD	27/01/2005	-40000		-689872.1	
CM	EASS13	OS-SAL	AUD	28/01/2005	-27500		-467707.4	
CM	EASS13	OS-SAL	AUD	31/01/2005	-45000		-771171.3	
CM	EASS13	OS-PUR	AUD	03/05/2005	10000		161011.54	
CM	EASS13	OS-SAL	AUD	03/02/2005	-64587		-1095247	
CM	EASS13	OS-SAL	AUD	04/02/2005	-80000		-1365388	
CM	EASS13	OS-SAL	AUD	07/02/2005	-10900		-186013.5	
CM	EASS13	OS-SAL	AUD	15/02/2005	-30000		-497964	
CM	EASS13	OS-PUR	AUD	24/02/2005	29085		484265.25	
CM	EASS13	OS-PUR	AUD	21/04/2005	35000		556055.75	
						-243102		-4198384.28
CM	EASS14	OS-SAL	AUD	11/02/2005	-4000		-67493.36	
						-4000		-67493.36
CM	EASS15	OS-SAL	AUD	08/03/2005	-1626		-27346.32	
CM	EASS15	OS-SAL	AUD	10/03/2005	-1004		-16603.48	
CM	EASS15	OS-SAL	AUD	15/03/2005	-2257		-37415.97	
CM	EASS15	OS-PUR	AUD	25/01/2005	513		8815.99	
CM	EASS15	OS-SAL	AUD	16/03/2005	-961		-16032.2	
CM	EASS15	OS-PUR	AUD	01/02/2005	1106		18836.67	
CM	EASS15	OS-SAL	AUD	17/03/2005	-157		-2596.78	
CM	EASS15	OS-SAL	AUD	22/03/2005	-549		-9027.5	
CM	EASS15	OS-SAL	AUD	22/03/2005	-5		-82.7	
CM	EASS15	OS-SAL	AUD	23/03/2005	-5		-81.2	
CM	EASS15	OS-SAL	AUD	23/03/2005	-527		-8608.36	
CM	EASS15	OS-PUR	AUD	22/04/2005	10		160.2	
CM	EASS15	OS-PUR	AUD	22/04/2005	617		9942.31	
CM	EASS15	OS-PUR	AUD	26/04/2005	1326		21434.35	
CM	EASS15	OS-PUR	AUD	03/05/2005	1523		24784.84	
CM	EASS15	OS-PUR	AUD	03/05/2005	33		537.57	
CM	EASS15	OS-SAL	AUD	10/05/2005	-6		-98.16	
CM	EASS15	OS-SAL	AUD	10/05/2005	-352		-5766.41	
CM	EASS15	OS-SAL	AUD	20/05/2005	-2037		-33925.4	
CM	EASS15	OS-PUR	AUD	03/02/2005	1006		17055.61	
CM	EASS15	OS-PUR	AUD	03/02/2005	43		730.14	
CM	EASS15	OS-SAL	AUD	15/02/2005	-4549		-75446.22	
CM	EASS15	OS-SAL	AUD	17/02/2005	-3463		-59182.32	
CM	EASS15	OS-SAL	AUD	17/02/2005	-3000		-51325.97	
CM	EASS15	OS-SAL	AUD	01/03/2005	-72		-1203.84	
CM	EASS15	OS-SAL	AUD	01/03/2005	-3250		-54418.34	
CM	EASS15	OS-SAL	AUD	04/03/2005	-26		-435.5	
CM	EASS15	OS-SAL	AUD	04/03/2005	-4008		-67213.56	
CM	EASS15	OS-SAL	AUD	08/03/2005	-4		-67.36	
						-21681		-364577.91
CM	EASS16	OS-PUR	AUD	17/05/2005	2080		34254.66	
CM	EASS16	OS-SAL	AUD	17/02/2005	-200		-3422.97	
CM	EASS16	OS-PUR	AUD	14/03/2005	3415		56918.03	
CM	EASS16	OS-PUR	AUD	30/03/2005	1365		22249.45	
CM	EASS16	OS-PUR	AUD	31/03/2005	1225		19930.6	
CM	EASS16	OS-PUR	AUD	15/04/2005	2000		32078.34	
CM	EASS16	OS-PUR	AUD	03/05/2005	1090		17654.79	
						10975		179662.9
CM	EASS19	OS-PUR	AUD	15/02/2005	2560		42481.4	
CM	EASS19	OS-PUR	AUD	14/02/2005	74494		1261503.5	
CM	EASS19	OS-PUR	AUD	14/02/2005	22626		382109.01	
CM	EASS19	OS-PUR	AUD	14/02/2005	18624		314457.72	
CM	EASS19	OS-SAL	AUD	20/05/2005	-31312		-523400.8	
CM	EASS19	OS-SAL	AUD	20/05/2005	-31312		-520276	

CM	EASS19	OS-SAL	AUD	19/05/2005	-125393		-2099107	
CM	EASS19	OS-PUR	AUD	18/05/2005	5682		94757.93	
CM	EASS19	OS-PUR	AUD	13/05/2005	3648		60489.99	
CM	EASS19	OS-PUR	AUD	06/05/2005	7247		117340.28	
CM	EASS19	OS-PUR	AUD	03/05/2005	4991		80961.97	
CM	EASS19	OS-PUR	AUD	29/04/2005	195049		3184186.9	
CM	EASS19	OS-PUR	AUD	28/04/2005	3289		53406.26	
CM	EASS19	OS-PUR	AUD	22/04/2005	4639		74688.32	
CM	EASS19	OS-PUR	AUD	20/04/2005	3939		62378.69	
CM	EASS19	OS-PUR	AUD	18/04/2005	3942		62032.47	
CM	EASS19	OS-PUR	AUD	11/02/2005	123409		2087582.7	
CM	EASS19	OS-PUR	AUD	08/04/2005	3075		49755.51	
CM	EASS19	OS-PUR	AUD	10/02/2005	147679		2503310	
CM	EASS19	OS-PUR	AUD	05/04/2005	3563		57810.72	
CM	EASS19	OS-PUR	AUD	01/04/2005	3297		54435.54	
CM	EASS19	OS-PUR	AUD	30/03/2005	4289		69818.21	
CM	EASS19	OS-PUR	AUD	21/03/2005	2491		41301.98	
CM	EASS19	OS-PUR	AUD	25/02/2005	3249		54089.81	
CM	EASS19	OS-PUR	AUD	18/02/2005	44214		753249.74	
CM	EASS19	OS-PUR	AUD	17/02/2005	80129		1375707.3	
CM	EASS19	OS-PUR	AUD	17/02/2005	2443		41821.77	
CM	EASS19	OS-PUR	AUD	16/02/2005	24586		412659.72	
CM	EASS19	OS-PUR	AUD	15/02/2005	12415		206760.29	
CM	EASS19	OS-PUR	AUD	15/02/2005	37245		619534.44	
						654777		10975848.57
CM	EGPS01	OS-SAL	AUD	26/04/2005	-8904		-143617.8	
CM	EGPS01	OS-SAL	AUD	27/04/2005	-56409		-916938.7	
CM	EGPS01	OS-SAL	AUD	22/04/2005	-66584		-1066782	
CM	EGPS01	OS-PUR	AUD	29/04/2005	17362		282589.41	
CM	EGPS01	OS-PUR	AUD	21/04/2005	1770957		28158216	
						1656422		26313467.71
CM	EPSS01	OS-PUR	AUD	16/02/2005	40303		672420.59	
CM	EPSS01	OS-PUR	AUD	16/02/2005	79697		1337006.5	
CM	EPSS01	OS-SAL	AUD	18/02/2005	-69150		-1172105	
CM	EPSS01	OS-PUR	AUD	25/02/2005	130000		2163974.1	
CM	EPSS01	OS-PUR	AUD	01/03/2005	70000		1175619.7	
CM	EPSS01	OS-PUR	AUD	02/03/2005	100000		1688233.8	
CM	EPSS01	OS-PUR	AUD	03/03/2005	21426		361553.51	
CM	EPSS01	OS-PUR	AUD	03/03/2005	78574		1326331.7	
CM	EPSS01	OS-PUR	AUD	08/03/2005	51000		861111.67	
CM	EPSS01	OS-PUR	AUD	09/03/2005	50107		839386	
CM	EPSS01	OS-PUR	AUD	11/03/2005	50594		841952.21	
CM	EPSS01	OS-PUR	AUD	14/03/2005	75619		1259015.6	
CM	EPSS01	OS-PUR	AUD	15/03/2005	75705		1257420.7	
CM	EPSS01	OS-PUR	AUD	16/03/2005	76296		1274675.7	
CM	EPSS01	OS-PUR	AUD	17/03/2005	51118		849668.31	
CM	EPSS01	OS-PUR	AUD	18/03/2005	51327		855574.98	
CM	EPSS01	OS-PUR	AUD	21/03/2005	76472		1270880.4	
CM	EPSS01	OS-PUR	AUD	22/03/2005	64484		1067541.8	
CM	EPSS01	OS-PUR	AUD	23/03/2005	64269		1049532.6	
CM	EPSS01	OS-PUR	AUD	29/03/2005	64347		1050361.5	
CM	EPSS01	OS-PUR	AUD	01/04/2005	26246		433146.53	
CM	EPSS01	OS-PUR	AUD	04/04/2005	128657		2121623	
CM	EPSS01	OS-PUR	AUD	04/04/2005	33543		553124.55	
CM	EPSS01	OS-SAL	AUD	21/04/2005	-1770957		-28158216	
CM	EPSS01	OS-SAL	AUD	22/04/2005	-376174		-6026905	
CM	EPSS01	OS-SAL	AUD	26/04/2005	-50306		-811415	
CM	EPSS01	OS-SAL	AUD	27/04/2005	-318688		-5180332	
CM	EPSS01	OS-PUR	AUD	10/05/2005	90000		1483851.9	
CM	EPSS01	OS-PUR	AUD	27/01/2005	15000		260517.47	
CM	EPSS01	OS-PUR	AUD	13/05/2005	60000		995541.91	
CM	EPSS01	OS-PUR	AUD	28/01/2005	40000		682275.8	
CM	EPSS01	OS-PUR	AUD	17/05/2005	100000		1641490.8	
CM	EPSS01	OS-PUR	AUD	23/05/2005	150000		2520602.1	
CM	EPSS01	OS-PUR	AUD	02/02/2005	39583		670125.74	

CM	EPSS01	OS-PUR	AUD	03/02/2005	55417		937195.57	
CM	EPSS01	OS-PUR	AUD	07/02/2005	56928		975452.99	
CM	EPSS01	OS-PUR	AUD	07/02/2005	43072		744234.58	
						-475511		-8127529.32
CM	EPSS02	OS-PUR	AUD	24/03/2005	47700		771970.37	
CM	EPSS02	OS-PUR	AUD	13/04/2005	36800		593223.45	
CM	EPSS02	OS-PUR	AUD	25/02/2005	10270		170846.7	
CM	EPSS02	OS-PUR	AUD	15/04/2005	2100		33778.31	
CM	EPSS02	OS-PUR	AUD	21/04/2005	12700		202320.12	
CM	EPSS02	OS-PUR	AUD	31/01/2005	27500		474535.15	
						137070		2246674.1
CM	EPSS03	OS-SAL	AUD	25/01/2005	-6000		-102914.4	
CM	EPSS03	OS-SAL	AUD	30/03/2005	-31500		-512609	
CM	EPSS03	OS-PUR	AUD	24/02/2005	10640		178691.97	
						-26860		-436831.47
CM	EPSS04	OS-SAL	AUD	02/03/2005	-1000		-16718.43	
CM	EPSS04	OS-PUR	AUD	30/03/2005	3000		49020.27	
CM	EPSS04	OS-SAL	AUD	01/03/2005	-2000		-33403.97	
CM	EPSS04	OS-PUR	AUD	04/04/2005	135000		2224870.5	
CM	EPSS04	OS-PUR	AUD	19/04/2005	8000		127510.89	
						143000		2351279.26
CM	EPSS05	OS-PUR	AUD	11/05/2005	5000		82789.5	
CM	EPSS05	OS-PUR	AUD	11/05/2005	15000		248314	
CM	EPSS05	OS-PUR	AUD	10/05/2005	5000		82468.71	
CM	EPSS05	OS-PUR	AUD	09/05/2005	8324		136209.58	
CM	EPSS05	OS-PUR	AUD	09/05/2005	3468		56713.79	
CM	EPSS05	OS-PUR	AUD	09/05/2005	9538		155709.74	
CM	EPSS05	OS-PUR	AUD	09/05/2005	8671		141453.27	
CM	EPSS05	OS-PUR	AUD	06/05/2005	10000		162482.41	
CM	EPSS05	OS-PUR	AUD	18/04/2005	3500		55062.65	
CM	EPSS05	OS-PUR	AUD	06/04/2005	2000		32336.15	
CM	EPSS05	OS-PUR	AUD	04/04/2005	5000		82513.31	
CM	EPSS05	OS-SAL	AUD	18/03/2005	-5000		-83012.97	
CM	EPSS05	OS-SAL	AUD	10/03/2005	-30000		-492947.2	
CM	EPSS05	OS-SAL	AUD	21/02/2005	-1500		-25118.4	
CM	EPSS05	OS-SAL	AUD	18/02/2005	-3000		-51075.08	
CM	EPSS05	OS-PUR	AUD	09/02/2005	5000		85612.65	
CM	EPSS05	OS-PUR	AUD	16/05/2005	2000		32823.75	
CM	EPSS05	OS-PUR	AUD	12/05/2005	2500		41660.23	
						45501		743996.05
CM	EPSS06	OS-PUR	AUD	23/03/2005	24576		401333.66	
CM	EPSS06	OS-PUR	AUD	29/03/2005	22790		372010.16	
CM	EPSS06	OS-PUR	AUD	31/03/2005	18357		297452.23	
CM	EPSS06	OS-PUR	AUD	01/04/2005	8105		133759.53	
CM	EPSS06	OS-PUR	AUD	04/04/2005	41118		678057.87	
CM	EPSS06	OS-PUR	AUD	04/04/2005	10358		170803.56	
CM	EPSS06	OS-PUR	AUD	19/04/2005	65000		1033514.9	
CM	EPSS06	OS-PUR	AUD	05/05/2005	4562		72876.49	
CM	EPSS06	OS-PUR	AUD	19/05/2005	68210		1139107	
CM	EPSS06	OS-PUR	AUD	21/03/2005	29814		495475.85	
CM	EPSS06	OS-PUR	AUD	18/03/2005	18184		303110.94	
CM	EPSS06	OS-PUR	AUD	02/02/2005	12500		211620.44	
CM	EPSS06	OS-PUR	AUD	01/02/2005	13000		221342.32	
CM	EPSS06	OS-PUR	AUD	28/01/2005	10000		170568.95	
CM	EPSS06	OS-PUR	AUD	27/01/2005	16000		277885.29	
CM	EPSS06	OS-PUR	AUD	17/03/2005	18104		300919.34	
CM	EPSS06	OS-PUR	AUD	22/03/2005	14629		242260.33	
CM	EPSS06	OS-PUR	AUD	16/03/2005	27021		451439.28	
CM	EPSS06	OS-PUR	AUD	03/02/2005	17500		295954.72	
CM	EPSS06	OS-PUR	AUD	15/03/2005	26812		445333.37	
CM	EPSS06	OS-PUR	AUD	14/03/2005	26782		445905.88	
CM	EPSS06	OS-PUR	AUD	11/03/2005	17918		298179.62	
CM	EPSS06	OS-PUR	AUD	09/03/2005	17790		298015.78	
CM	EPSS06	OS-PUR	AUD	03/03/2005	39287		663165.87	
CM	EPSS06	OS-PUR	AUD	03/03/2005	10713		180776.75	

CM	EPSS06	OS-PUR	AUD	02/03/2005	30000		506470.14	
CM	EPSS06	OS-PUR	AUD	01/03/2005	30000		503837.01	
CM	EPSS06	OS-PUR	AUD	25/02/2005	50000		832297.72	
CM	EPSS06	OS-SAL	AUD	18/02/2005	-24406		-413686.1	
CM	EPSS06	OS-PUR	AUD	16/02/2005	43169		724208.35	
CM	EPSS06	OS-PUR	AUD	16/02/2005	21831		364231.29	
CM	EPSS06	OS-PUR	AUD	07/02/2005	8615		148857.29	
CM	EPSS06	OS-PUR	AUD	07/02/2005	11385		195080.31	
						749724		12462166.1
CM	EPSS08	OS-PUR	AUD	31/03/2005	17000		274699.6	
CM	EPSS08	OS-PUR	AUD	08/04/2005	10000		162397.84	
CM	EPSS08	OS-PUR	AUD	13/04/2005	5000		80546.92	
CM	EPSS08	OS-PUR	AUD	27/01/2005	5000		86889.87	
CM	EPSS08	OS-PUR	AUD	29/04/2005	10000		163501.22	
CM	EPSS08	OS-PUR	AUD	01/02/2005	8600		146005.51	
CM	EPSS08	OS-PUR	AUD	05/05/2005	15000		240086.5	
CM	EPSS08	OS-PUR	AUD	09/05/2005	10000		162197.23	
CM	EPSS08	OS-PUR	AUD	10/05/2005	10000		164872.43	
CM	EPSS08	OS-PUR	AUD	13/05/2005	10000		165923.66	
CM	EPSS08	OS-PUR	AUD	19/05/2005	15000		252066.1	
CM	EPSS08	OS-PUR	AUD	07/02/2005	4500		77118.96	
CM	EPSS08	OS-PUR	AUD	11/02/2005	5000		84534.15	
CM	EPSS08	OS-PUR	AUD	18/02/2005	5000		84900	
CM	EPSS08	OS-PUR	AUD	21/02/2005	5000		83650	
CM	EPSS08	OS-PUR	AUD	25/02/2005	7000		116529.32	
CM	EPSS08	OS-PUR	AUD	28/02/2005	8500		143068.59	
CM	EPSS08	OS-PUR	AUD	02/03/2005	5000		84057.68	
CM	EPSS08	OS-PUR	AUD	04/03/2005	5000		84458.91	
CM	EPSS08	OS-PUR	AUD	08/03/2005	5000		84509.07	
CM	EPSS08	OS-PUR	AUD	09/03/2005	5000		83960.98	
CM	EPSS08	OS-PUR	AUD	15/03/2005	5000		83035.02	
CM	EPSS08	OS-PUR	AUD	18/03/2005	10000		167413.22	
CM	EPSS08	OS-PUR	AUD	24/03/2005	10000		161996.61	
CM	EPSS08	OS-PUR	AUD	29/03/2005	3000		49290	
						198600		3287709.39
CM	EPSS10	OS-PUR	AUD	20/05/2005	20568		341945.27	
						20,568		341,945
TOTAL						**3,052,504**		**51,011,321**
								0
CP	CFSHK	OS-SAL	AUD	18/02/2005	-6730		-114162.1	
CP	CFSHK	OS-SAL	AUD	22/03/2005	-1731		-28285.81	
CP	CFSHK	OS-PUR	AUD	15/04/2005	3828		61630.63	
CP	CFSHK	OS-PUR	AUD	27/04/2005	2730		44478.42	
						-1903		-36340.81
CP	DIAMR	OS-PUR	AUD	18/04/2005	110000		1739036.8	
CP	DIAMR	OS-PUR	AUD	20/04/2005	100000		1585904.9	
						210000		3324941.63
CP	MACSN	OS-PUR	AUD	10/02/2005	2601		44189.21	
CP	MACSN	OS-PUR	AUD	24/02/2005	5461		91711.11	
CP	MACSN	OS-SAL	AUD	16/03/2005	-1956		-32530.16	
CP	MACSN	OS-PUR	AUD	31/03/2005	1966		31938.24	
CP	MACSN	OS-PUR	AUD	31/03/2005	340		5506.3	
CP	MACSN	OS-PUR	AUD	28/04/2005	1278		20882.49	
CP	MACSN	OS-PUR	AUD	06/05/2005	1625		26181.99	
CP	MACSN	OS-PUR	AUD	09/05/2005	7327		119337.89	
CP	MACSN	OS-PUR	AUD	13/05/2005	609		10078.34	
CP	MACSN	OS-PUR	AUD	20/05/2005	282		4695.3	
						19533		321990.71
CP	NOME	OS-SAL	AUD	02/02/2005	-3571		-60146.31	
CP	NOME	DIV	AUD	08/02/2005	0		0	
CP	NOME	OS-SAL	AUD	17/02/2005	-8942		-153095	
CP	NOME	OS-SAL	AUD	28/01/2005	-2639		-44778.74	
CP	NOME	OS-SAL	AUD	23/02/2005	-6172		-103826.2	

CP	NOME	DIV	AUD	23/05/2005	0		0	
CP	NOME	OS-PUR	AUD	14/03/2005	1928		32150.34	
CP	NOME	OS-PUR	AUD	17/03/2005	5889		97937.44	
CP	NOME	OS-PUR	AUD	22/03/2005	4957		81882.17	
CP	NOME	OS-PUR	AUD	05/04/2005	5162		83937.99	
CP	NOME	OS-SAL	AUD	19/04/2005	-4468		-70859.59	
CP	NOME	OS-PUR	AUD	09/05/2005	2149		35213	
						-5707		-101584.94
CP	OSFEQ	OS-PUR	AUD	28/01/2005	9687		165160.44	
CP	OSFEQ	OS-PUR	AUD	10/02/2005	15809		268604.17	
CP	OSFEQ	OS-SAL	AUD	16/03/2005	-87800		-1463626	
CP	OSFEQ	OS-PUR	AUD	31/03/2005	17757		288489.18	
CP	OSFEQ	OS-PUR	AUD	31/03/2005	3076		49815.82	
CP	OSFEQ	OS-SAL	AUD	20/04/2005	-7152		-113255.9	
CP	OSFEQ	OS-PUR	AUD	28/01/2005	8079		139033.57	
CP	OSFEQ	OS-SAL	AUD	21/04/2005	-4789		-75687.52	
CP	OSFEQ	OS-SAL	AUD	10/05/2005	-94394		-1552781	
CP	OSFEQ	OS-PUR	AUD	13/05/2005	17421		288321.68	
						-122306		-2005925.87
CP	UTIND	OS-PUR	AUD	22/03/2005	13900		229034.47	
CP	UTIND	OS-PUR	AUD	03/05/2005	9700		157366.12	
CP	UTIND	OS-PUR	AUD	04/02/2005	8100		138633.12	
						31700		525033.71
CP	WDEQ	OS-SAL	AUD	28/01/2005	-3100		-52576	
						-3100		-52576
CP	WEQC	OS-PUR	AUD	28/01/2005	41271		703658.17	
CP	WEQC	OS-PUR	AUD	10/02/2005	4686		79617.88	
CP	WEQC	OS-PUR	AUD	24/02/2005	36785		617807.26	
CP	WEQC	OS-SAL	AUD	16/03/2005	-3285		-54628.59	
CP	WEQC	OS-PUR	AUD	31/03/2005	21512		349494.81	
CP	WEQC	OS-PUR	AUD	31/03/2005	3727		60358.77	
CP	WEQC	OS-PUR	AUD	28/04/2005	44985		735108.66	
CP	WEQC	OS-PUR	AUD	06/05/2005	30933		498429.5	
CP	WEQC	OS-PUR	AUD	09/05/2005	25482		415066.96	
CP	WEQC	OS-PUR	AUD	13/05/2005	25380		420044.99	
CP	WEQC	OS-PUR	AUD	28/01/2005	34421		592359.81	
CP	WEQC	OS-PUR	AUD	20/05/2005	6033		100449.45	
						271930		4517767.67
CP	WEQI	OS-SAL	AUD	08/02/2005	-143455		-2424390	
CP	WEQI	OS-SAL	AUD	30/03/2005	-41000		-667557.9	
CP	WEQI	OS-SAL	AUD	27/01/2005	-64400		-1121371	
						-248855		-4213318.84
CP	WEQL	OS-SAL	AUD	18/02/2005	-30265		-513351.3	
CP	WEQL	OS-SAL	AUD	22/03/2005	-39021		-637583.7	
CP	WEQL	OS-PUR	AUD	15/04/2005	57082		919086.38	
CP	WEQL	OS-PUR	AUD	27/04/2005	35650		580843.57	
						23446		348994.94
CP	WGRS	OS-SAL	AUD	04/02/2005	-470000		-8033798	
CP	WGRS	OS-SAL	AUD	31/01/2005	-486000		-8325321	
CP	WGRS	OS-SAL	AUD	31/03/2005	-631305		-10199675	
CP	WGRS	OS-SAL	AUD	30/03/2005	-379628		-6173632	
						-1966933		-32732425.73
CP	WPRI	OS-SAL	AUD	01/02/2005	-49300		-836556.4	
CP	WPRI	OS-PUR	AUD	02/02/2005	23000		387977.17	
CP	WPRI	OS-PUR	AUD	03/02/2005	18900		317580.59	
CP	WPRI	OS-PUR	AUD	07/02/2005	21000		361568.13	
CP	WPRI	OS-SAL	AUD	08/02/2005	-262595		-4437856	
CP	WPRI	OS-PUR	AUD	11/02/2005	5500		93191.73	
CP	WPRI	OS-PUR	AUD	14/02/2005	4200		70924.94	
CP	WPRI	OS-PUR	AUD	16/02/2005	27300		457872.14	
CP	WPRI	OS-SAL	AUD	03/03/2005	-51000		-860588.6	
CP	WPRI	OS-SAL	AUD	21/03/2005	-50000		-828200.2	
CP	WPRI	OS-PUR	AUD	27/01/2005	7900		137022.02	
CP	WPRI	OS-SAL	AUD	04/04/2005	-549500		-9034330	
CP	WPRI	OS-PUR	AUD	11/04/2005	32000		514571.69	

CP	WPRI	OS-PUR	AUD	29/04/2005	11000		179558.65	
CP	WPRI	OS-PUR	AUD	05/05/2005	27000		432261.71	
CP	WPRI	OS-PUR	AUD	09/05/2005	33000		539683.51	
CP	WPRI	OS-PUR	AUD	11/05/2005	15000		249695.17	
CP	WPRI	OS-PUR	AUD	16/05/2005	9000		147526.06	
CP	WPRI	OS-PUR	AUD	17/05/2005	9500		155935.92	
CP	WPRI	OS-PUR	AUD	18/05/2005	8200		136669.94	
						-709895		-11815490.83
CP	WPRS	OS-PUR	AUD	25/01/2005	50000		847598.37	
CP	WPRS	OS-PUR	AUD	28/01/2005	371582		6343772.9	
CP	WPRS	OS-PUR	AUD	28/01/2005	65000		1105137.9	
CP	WPRS	OS-PUR	AUD	31/01/2005	10000		170923.98	
CP	WPRS	OS-PUR	AUD	24/01/2005	70000		1188540.6	
						566582		9655973.73
CP	WSEQ	OS-SAL	AUD	04/02/2005	-56000		-957218.4	
CP	WSEQ	OS-SAL	AUD	31/01/2005	-62000		-1062078	
CP	WSEQ	OS-SAL	AUD	31/03/2005	-75452		-1219040	
CP	WSEQ	OS-SAL	AUD	30/03/2005	-45372		-737854	
						- 238,824		- 3,976,190
TOTAL						- 2,174,332		- 38,239,151
MD	452ARF	TAKEON BAL	AUD	23/05/2005	476400		-	
MD	452AST	TAKEON BAL	AUD	23/05/2005	81700		-	
MD	452CEN	TAKEON BAL	AUD	23/05/2005	168700		-	
MD	452CSF	TAKEON BAL	AUD	23/05/2005	83600		-	
MD	452EMT	TAKEON BAL	AUD	23/05/2005	320901		-	
MD	452FRS	TAKEON BAL	AUD	23/05/2005	39500		-	
MD	452HST	TAKEON BAL	AUD	23/05/2005	215100		-	
MD	452INT	TAKEON BAL	AUD	23/05/2005	438024		-	
MD	452MMF	TAKEON BAL	AUD	23/05/2005	52600		-	
MD	452WEF	TAKEON BAL	AUD	23/05/2005	94500		-	
						1971025		0
MD	452GRS	OS-SAL	AUD	27/01/2005	-10000		-172468	
MD	452GRS	OS-SAL	AUD	28/01/2005	-5800		-98643.74	
MD	452GRS	OS-SAL	AUD	31/01/2005	-9500		-162802.8	
MD	452GRS	OS-SAL	AUD	03/02/2005	-13500		-228928.9	
MD	452GRS	OS-SAL	AUD	24/01/2005	-3900		-66290.52	
MD	452GRS	OS-PUR	AUD	21/04/2005	45000		714928.82	
MD	452GRS	OS-SAL	AUD	15/02/2005	-7000		-116191.6	
MD	452GRS	OS-SAL	AUD	23/02/2005	-18800		-316063.9	
						- 23,500		- 446,461
TOTAL						1,947,526		- 446,461
	OSFT	OS-SAL	AUD	27/01/2005	-6200		-106862.7	
	OSFT	OS-SAL	AUD	27/01/2005	-101678		-1741740	
	OSFT	OS-SAL	AUD	28/01/2005	-1500		-25965	
	OSFT	OS-PUR	AUD	28/01/2005	4097		70911.26	
	OSFT	OS-SAL	AUD	31/01/2005	-4400		-74541.92	
	OSFT	OS-PUR	AUD	02/02/2005	6640		113105.04	
	OSFT	OS-PUR	AUD	03/02/2005	1227		20601.33	
	OSFT	OS-PUR	AUD	03/02/2005	19937		336793.4	
	OSFT	OS-PUR	AUD	04/02/2005	214		3633.72	
	OSFT	OS-PUR	AUD	04/02/2005	4921		83442.55	
	OSFT	OS-PUR	AUD	07/02/2005	82200		1413771.6	
	OSFT	OS-SAL	AUD	16/02/2005	-104659		-1735533	
	OSFT	OS-PUR	AUD	16/02/2005	12850		213807.7	
	OSFT	OS-SAL	AUD	17/02/2005	-83404		-1388110	
	OSFT	OS-SAL	AUD	18/02/2005	-24724		-422530.7	
	OSFT	OS-SAL	AUD	18/02/2005	-21419		-368395.5	
	OSFT	OS-SAL	AUD	02/03/2005	-1427		-23859.44	
	OSFT	OS-SAL	AUD	02/03/2005	-48970		-819835.5	

OSFT	OS-SAL	AUD	03/03/2005	-57760		-967789.4	
OSFT	OS-SAL	AUD	07/03/2005	-263		-4405.25	
OSFT	OS-SAL	AUD	07/03/2005	-40576		-680351.2	
OSFT	OS-SAL	AUD	09/03/2005	-72		-1212.48	
OSFT	OS-SAL	AUD	09/03/2005	-27240		-458057.6	
OSFT	OS-PUR	AUD	10/03/2005	9800		161173.85	
OSFT	OS-SAL	AUD	11/03/2005	-9		-149.22	
OSFT	OS-SAL	AUD	11/03/2005	-22452		-371240.3	
OSFT	OS-PUR	AUD	11/03/2005	6400		105505.34	
OSFT	OS-SAL	AUD	16/03/2005	-50670		-839868.1	
OSFT	OS-SAL	AUD	17/03/2005	-21515		-358877.1	
OSFT	OS-PUR	AUD	17/03/2005	87800		1198717.3	
OSFT	OS-SAL	AUD	21/03/2005	-200243		-3329558	
OSFT	OS-PUR	AUD	23/03/2005	172		2844.88	
OSFT	OS-SAL	AUD	24/03/2005	-128		-2078.72	
OSFT	OS-SAL	AUD	24/03/2005	-13414		-219029.1	
OSFT	OS-PUR	AUD	26/04/2005	421		6744.42	
OSFT	OS-PUR	AUD	26/04/2005	24092		388275.79	
OSFT	OS-PUR	AUD	27/04/2005	32878		531541.57	
OSFT	OS-PUR	AUD	28/04/2005	32712		533011.56	
OSFT	OS-SAL	AUD	11/05/2005	-184		-3010.24	
OSFT	OS-SAL	AUD	11/05/2005	-10409		-170493	
OSFT	OS-SAL	AUD	11/05/2005	-94394		-1292303	
OSFT	OS-SAL	AUD	13/05/2005	-239134		-3968330	
OSFT	OS-SAL	AUD	19/05/2005	-77		-1283.59	
OSFT	OS-SAL	AUD	19/05/2005	-6138		-101745.7	
OSFT	OS-SAL	AUD	20/05/2005	-31000		-517822.1	
OSFT	OS-SAL	AUD	23/05/2005	-16321		-271778.7	
OSFT	OS-SAL	AUD	23/05/2005	-36150		-602189	
OSFT	OS-SAL	AUD	23/05/2005	-168900		-2812688	
					- 1,109,269		- 18,495,752
TOTAL					- 1,109,269		- 18,495,752
AIL*356191	OS-PUR	AUD	03/02/2005	1000		16860	
AIL*356191	OS-PUR	AUD	22/03/2005	915		15006	
AIL*356191	OS-PUR	AUD	24/03/2005	1800		29700	
AIL*356191	OS-PUR	AUD	24/03/2005	2400		39600	
AIL*356191	OS-PUR	AUD	31/03/2005	490		7996.8	
AIL*356191	OS-PUR	AUD	08/04/2005	938		15008	
AIL*356191	OS-SAL	AUD	12/04/2005	-350		-5624.5	
AIL*356191	OS-PUR	AUD	19/04/2005	4600		73600	
AIL*356191	OS-PUR	AUD	20/04/2005	250		4030	
AIL*356191	OS-PUR	AUD	28/04/2005	615		10030.65	
					12658		206206.95
AIL*6702388	OS-PUR	AUD	09/02/2005	172		2937.76	
					172		2937.76
AIL*6704387	OS-SAL	AUD	17/02/2005	-200		-3358	
AIL*6704387	OS-SAL	AUD	24/02/2005	-220		-3680.6	
AIL*6704387	OS-SAL	AUD	01/03/2005	-220		3687.2	
AIL*6704387	OS-SAL	AUD	02/03/2005	-1500		-25290	
AIL*6704387	OS-PUR	AUD	03/03/2005	1000		16900	
AIL*6704387	OS-SAL	AUD	07/03/2005	-540		-9109.8	
AIL*6704387	OS-SAL	AUD	08/03/2005	-352		-5931.2	
AIL*6704387	OS-SAL	AUD	18/03/2005	-500		-8360	
AIL*6704387	OS-PUR	AUD	04/04/2005	1500		24735	
AIL*6704387	OS-PUR	AUD	06/04/2005	215		3493.75	
AIL*6704387	OS-PUR	AUD	18/04/2005	600		9576	
AIL*6704387	OS-PUR	AUD	18/04/2005	150		2395.5	
AIL*6704387	OS-PUR	AUD	20/04/2005	1400		22806	
AIL*6704387	OS-PUR	AUD	11/05/2005	1000		16420	
AIL*6704387	OS-SAL	AUD	13/05/2005	-800		-13256	
AIL*6704387	OS-SAL	AUD	18/05/2005	-896		-14846.72	

	637	16,181
TOTAL	13,467	225,326
GRAND TOTAL	1,612,918	7,670,470

The Colonial Mutual Life Assurance Society Limited

25 May 2005

Att: the Directors
Farnworth House Pty Ltd
(as trustee of the Farnworth Discretionary Trust)
c/- Level 26, Australia Square
264 George Street
Sydney NSW 2000

Dear Sirs

Exclusivity Agreement

1 Background

We refer to our recent discussions with Warwick Negus and his advisers regarding the acquisition of a minority stake in 452 Capital Pty Limited (the **Company**) by The Colonial Mutual Life Assurance Society Limited or one of its related bodies corporate (**CMLA**) (the **Acquisition**).

Farnworth House Pty Ltd (as trustee of the Farnworth Discretionary Trust) (**Farnworth House**) holds ordinary shares in the Company (**Shares**).

In consideration of the mutual promises contained in this letter, Farnworth House agrees to the terms of this letter as set out below.

2 Exclusivity period

During the period from the date of execution of this letter by Farnworth House up to and including 30 June 2005, CMLA, Farnworth House and their respective advisers will have discussions with each other in good faith with the view to finalising the Acquisition on mutually acceptable terms (**Exclusivity Period**).

3 No solicitation

During the Exclusivity Period, Farnworth House must:

(a) ensure that it, Warwick Negus, their advisers, the Company and their associates, do not, except with the prior written consent of CMLA, directly or indirectly:

   (1) solicit, encourage or initiate any negotiations or discussions (including by way of providing information about the Company to any person);

   (2) participate in negotiations or discussions whether arising at their initiation or as a result of an unsolicited approach by a third party;

(3) solicit, initiate or permit any party other than CMLA to undertake due diligence investigations on the Company or its business; or

(4) communicate any intention to do any of the things described in (1) to (3) above,

with respect to any expression of interest, offer or proposal by any person other than CMLA in relation to the acquisition of an interest in all or any of the shares in the Company (**Shares**);

(b) ensure that it does not dispose of, or grant or create a relevant interest in, all or any of the Shares held by them, or of part of the rights attaching to the Shares held by them or an interest in a Share held by them, including, but not limited to, by way of sale, transfer, assignment, trust, charge, mortgage or option; and

(c) notify CMLA, and procure the notification by the Company to CMLA, immediately if it, Warwick Negus or the Company become aware of any negotiations or discussions, any approach or attempt to initiate any negotiations or discussions, or any request to undertake due diligence investigations in respect of any expression of interest, offer or proposal whether unsolicited or otherwise) of the kind referred to in paragraph (a) above.

4 Confidentiality

The parties to this letter acknowledge that disclosure of it may be required by law or the ASX Listing Rules. Subject to those obligations, the parties agree to keep the subject matter of the letter and the discussions confidential.

5 Governing law

This letter is legally binding and is governed by the laws of New South Wales. It may be terminated by the written agreement of the parties.

Signed by

The Colonial Mutual Life Assurance Society Limited
by its attorney:

Stuart Grimshaw, Director

We agree to the terms of the letter as set out above.

Signed on 25th May 2005 by

Farnworth House Pty Ltd
(as trustee of the Farnworth Discretionary Trust)
by its attorney:

Warwick Negus, Director

Form 603

To: Westfield Group Ordinary/Units Fully Paid Stapled Securities

ACN/ARSN:

1. Details of substantial holder

Name: Commonwealth Bank of Australia ACN 123 123 124 (CBA), and their subsidiaries listed in Annexure "A" to this notice (Commonwealth Bank Group)

The holder became a substantial holder on: 23/05/2005

2. Details of voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate had a relevant interest in on the date the substantial holder became a substantial holder are as follows:

Class of securities	Number of securities	Person's votes	Voting Power
Fully paid ordinary shares	63,753,461	63,753,461	3.7%

For the securities (if any) listed below see NOTE 1 at the end of this form

Class of securities	Number of securities	Person's votes	Voting Power
Fully paid ordinary shares	21,107,588	21,107,588	1.22% See note 1 at the end of this form

For the securities (if any) listed below see NOTE 2 at the end of this form

Class of securities	Number of securities	Person's votes	Voting Power
Fully paid ordinary shares	1,971,025	1,971,025	0.11% See note 2 at the end of this form

Class of securities	Number of securities	Person's votes	Voting Power
GRAND TOTAL Fully paid ordinary shares	86,832,074	86,832,074	5.03%

3. Details of relevant interests

The nature of the relevant interest the substantial holder or an associate had in the following voting securities on the date the substantial holder became a substantial holder are as follows:

Holder of relevant interest	Nature of relevant interest	Class and number of shares
Commonwealth Bank Group	Relevant interest under Section 608(3(b) of the Corporations Act as ultimate holding company of the Commonwealth Bank Group	86,832,074 Fully paid ordinary shares
Avanteos Investments Limited A/C S/F No.2	Power to control the exercise of a right to vote attached to securities and/or to control the exercise of the power to dispose of securities pursuant to the position held as superannuation trustee.	90,841 Fully paid ordinary shares
Avanteos Investments Ltd	Power to control the exercise of a right to vote attached to securities and/or to control the exercise of the power to dispose of securities pursuant to the position held as superannuation trustee.	6,033 Fully paid ordinary shares
Avanteos Investments Ltd ATF Symetry Personal Retirement FD	Power to control the exercise of a right to vote attached to securities and/or to control the exercise of the power to dispose of securities pursuant to the position held as superannuation trustee.	172,818 Fully paid ordinary shares
ASBGI Unit Tst- Global Property Trust	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	47,780 Fully paid ordinary shares
ASBGI Unit Tst- Global Property Trust	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	1,494 Fully paid ordinary shares
Commonwealth Balanced B3C	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	2,595 Fully paid ordinary shares
Commonwealth Balanced B3C	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	206,465 Fully paid ordinary shares
CPSHK CMF Asia Cash Surplus Fund	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	65,750 Fully paid ordinary shares
COLONIAL FIRST STATE PROPERTY	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	199 Fully paid ordinary shares
International REIT Income Open Mother Fund	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	210,000 Fully paid ordinary shares
Commonwealth Growth G3C	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	48,782 Fully paid ordinary shares
Commonwealth Growth G3C	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	1,587,502 Fully paid ordinary shares
CIML as RE Commonwealth Australian Share Fund	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	186,902 Fully paid ordinary shares
CIML as RE Commonwealth Share Income Fund	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	670,636 Fully paid ordinary shares

CIML as RE Commonwealth Growth Fund	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	435,237 Fully paid ordinary shares
CIML as RE Commonwealth Growth Fund	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	13,097 Fully paid ordinary shares
CIML as RE Commonwealth Income Fund	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	113,815 Fully paid ordinary shares
CIML as RE Commonwealth Property Securities Fund	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	1,251,835 Fully paid ordinary shares
CIML as RE Commonwealth Property Securities Fund	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	39,142 Fully paid ordinary shares
CISL ATF CFCL Property Securities (Super Bus) Fund	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	96,094 Fully paid ordinary shares
CISL ATF CFCL Property Securities (Super Bus) Fund	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	3,073,244 Fully paid ordinary shares
Commonwealth Managed M1C	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	70,308 Fully paid ordinary shares
Commonwealth Managed M1C	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	876 Fully paid ordinary shares
Commonwealth Managed M3C	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	19,543 Fully paid ordinary shares
Commonwealth Managed M3C	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	1,457,092 Fully paid ordinary shares
CFSIL A/C Motor Accident Commission	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	512,140 Fully paid ordinary shares
CFSIL A/C Motor Accident Commission	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	16,014 Fully paid ordinary shares
MAC CTP Style Neutral	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	7,097 Fully paid ordinary shares
MAC CTP Style Neutral	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	246,496 Fully paid ordinary shares

Nomura Australian Equity Fund	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	85,328 Fully paid ordinary shares
Nomura Australian Equity Fund	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	2,652 Fully paid ordinary shares
CBOSC Pty Ltd A/T for the Officers' Superannuation Fund	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	40,674 Fully paid ordinary shares
CBOSC Pty Ltd A/T for the Officers' Superannuation Fund	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	1,339,951 Fully paid ordinary shares
CBOSC Pty Ltd A/T for the Officers' Superannuation Fund	Power to control the exercise of a right to vote attached to securities and to control the exercise of the power to dispose of securities pursuant to the position held as trustee for the Officers' Superannuation Fund.	1,126,711 Fully paid ordinary shares
Storm Financial Australian Industrials Index Fund	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	497,434 Fully paid ordinary shares
Storm Financial Australian Industrials Index Fund	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	5,941 Fully paid ordinary shares
Workcover NSW - Listed Prop	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	12,841 Fully paid ordinary shares
Workcover NSW - Listed Prop	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	410,675 Fully paid ordinary shares
Commonwealth Diversified Share Fund	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	133,613 Fully paid ordinary shares
Commonwealth Diversified Share Fund	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	1,657 Fully paid ordinary shares
Wholesale Australian Share Fund - Core	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	37,479 Fully paid ordinary shares
Wholesale Australian Share Fund - Core	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	1,394,880 Fully paid ordinary shares
Wholesale Indexed Australian Share Fund	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	1,613,749 Fully paid ordinary shares
Wholesale Indexed Australian Share Fund	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	22,482 Fully paid ordinary shares

Wholesale Low Tracking Error Australian Share Fund	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	929,340 Fully paid ordinary shares
Wholesale Indexed Property Securities Fund	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	5,341,167 Fully paid ordinary shares
Wholesale Indexed Property Securities Fund	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	75,700 Fully paid ordinary shares
CFSIL AS RE Colonial First State Wholesale Property Securiti	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	1,213,756 Fully paid ordinary shares
CFSIL AS RE Colonial First State Wholesale Property Securiti	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	38,817,804 Fully paid ordinary shares
WSALE GEARED 452 AUST SHARE	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	266,400 Fully paid ordinary shares "*" See note 1 on the last page of this form.
CFSIL as RE Commonwealth Australian Boutique Share Fund 3	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	72,977 Fully paid ordinary shares "*" See note 1 on the last page of this form.
CFSIL as RE Commonwealth Australian Shares Fund 1	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	1,330,000 Fully paid ordinary shares "*" See note 1 on the last page of this form.
CFSIL as RE Commonwealth Australian Shares Fund 2	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	334,500 Fully paid ordinary shares "*" See note 1 on the last page of this form.
CFSIL as RE Commonwealth Australian Shares Fund 3	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	164,500 Fully paid ordinary shares "*" See note 1 on the last page of this form.
CFSIL as RE Commonwealth Australian Shares Fund 5	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	419,575 Fully paid ordinary shares "*" See note 1 on the last page of this form.
CFSIL as RE Commonwealth Australian Shares Fund 6	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	319,510 Fully paid ordinary shares "*" See note 1 on the last page of this form.
CFSIL as RE Commonwealth Australian Shares Fund 6	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	9,931 Fully paid ordinary shares "*" See note 1 on the last page of this form.
CFSIL as RE Commonwealth Australian Shares Fund 7	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	545 Fully paid ordinary shares "*" See note 1 on the last page of this form.
CFSIL as RE Commonwealth Australian Shares Fund 7	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	17,441 Fully paid ordinary shares "*" See note 1 on the last page of this form.

CFSIL as RE Commonwealth Australian Shares Fund 8	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	162,000 Fully paid ordinary shares "*" See note 1 on the last page of this form.
CFSIL as RE Commonwealth Australian Shares Fund 9	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	96,029 Fully paid ordinary shares "*" See note 1 on the last page of this form.
CFSIL as RE Commonwealth Australian Shares Fund 10	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	38,667 Fully paid ordinary shares "*" See note 1 on the last page of this form.
CFSIL as RE Commonwealth Australian Shares Fund 10	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	5,565 Fully paid ordinary shares "*" See note 1 on the last page of this form.
CFSIL as RE CFS Wholesale 452 Australian Share Fund	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	1,059,175 Fully paid ordinary shares "*" See note 1 on the last page of this form.
CFSIL as RE Commonwealth Australian Share Fund 14	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	31,669 Fully paid ordinary shares "*" See note 1 on the last page of this form.
CFSIL as RE Commonwealth Australian Share Fund 15	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	39,686 Fully paid ordinary shares "*" See note 1 on the last page of this form.
CFSIL as RE Commonwealth Australian Share Fund 15	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	1,001 Fully paid ordinary shares "*" See note 1 on the last page of this form.
FC W/E AUST SHARE 16-CHALLENGER	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	23,990 Fully paid ordinary shares "*" See note 1 on the last page of this form.
CFSIL as RE Commonwealth Australian Share Fund 19	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	654,777 Fully paid ordinary shares "*" See note 1 on the last page of this form.
FC W/E Global Property Fd 1	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	1,656,422 Fully paid ordinary shares "*" See note 1 on the last page of this form.
CFSIL as RE Commonwealth Property Fund 1	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	7,274,467 Fully paid ordinary shares "*" See note 1 on the last page of this form.
CFSIL as RE Commonwealth Property Fund 2	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	1,507,027 Fully paid ordinary shares "*" See note 1 on the last page of this form.
CFSIL as RE Commonwealth Property Fund 2	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	43,696 Fully paid ordinary shares "*" See note 1 on the last page of this form.
CFSIL as RE Commonwealth Property Fund 3	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	987,060 Fully paid ordinary shares "*" See note 1 on the last page of this form.

CFSIL as RE Commonwealth Property Fund 4	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	406,376 Fully paid ordinary shares "*" See note 1 on the last page of this form.
CFSIL as RE Commonwealth Property Fund 4	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	8,235 Fully paid ordinary shares "*" See note 1 on the last page of this form.
CFSIL as RE Commonwealth Property Fund 5	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	347,591 Fully paid ordinary shares "*" See note 1 on the last page of this form.
CFSIL as RE Commonwealth Property Fund 6	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	3,476,008 Fully paid ordinary shares "*" See note 1 on the last page of this form.
FC W/E PROP SEC 8-PENGANA	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	327,600 Fully paid ordinary shares "*" See note 1 on the last page of this form.
FC W/E PROP SEC 8-PENGANA	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	4,600 Fully paid ordinary shares "*" See note 1 on the last page of this form.
FC W/E PROP SEC 10-JB WERE	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	20,568 Fully paid ordinary shares "*" See note 1 on the last page of this form.
CMLA	The Colonial Mutual Life Assurance Society Limited (ACN 004 021 809) ("CMLA") has entered into an Exclusivity Agreement (attached as Annexure A) pursuant to which certain shares in 452 Capital Pty Ltd ("452 Capital") must not be sold unless CMLA consents. CMLA, by virtue of s608(3)(a), has a relevant interest in all securities in which 452 Capital has a relevant interest. CMLA has no ability to control voting or disposal in relation to those securities in which 452 Capital has a relevant interest (which are identified below).	476,400 Fully paid ordinary shares "**" See note 2 on the last page of this form.
CMLA	The Colonial Mutual Life Assurance Society Limited (ACN 004 021 809) ("CMLA") has entered into an Exclusivity Agreement (attached as Annexure A) pursuant to which certain shares in 452 Capital Pty Ltd ("452 Capital") must not be sold unless CMLA consents. CMLA, by virtue of s608(3)(a), has a relevant interest in all securities in which 452 Capital has a relevant interest. CMLA has no ability to control voting or disposal in relation to those securities in which 452 Capital has a relevant interest (which are identified below).	81,700 Fully paid ordinary shares "**" See note 2 on the last page of this form.
CMLA	The Colonial Mutual Life Assurance Society Limited (ACN 004 021 809) ("CMLA") has entered into an Exclusivity Agreement (attached as Annexure A) pursuant to which certain shares in 452 Capital Pty Ltd ("452 Capital") must not be sold unless CMLA consents. CMLA, by virtue of s608(3)(a), has a relevant interest in all securities in which 452 Capital has a relevant interest. CMLA has no ability to control voting or disposal in relation to those securities in which 452 Capital has a relevant interest (which are identified below).	168,700 Fully paid ordinary shares "**" See note 2 on the last page of this form.
CMLA	The Colonial Mutual Life Assurance Society Limited (ACN 004 021 809) ("CMLA") has entered into an Exclusivity Agreement (attached as Annexure A) pursuant to which certain shares in 452 Capital Pty Ltd ("452 Capital") must not be sold unless CMLA consents. CMLA, by virtue of s608(3)(a), has a relevant interest in all securities in which 452 Capital has a relevant interest. CMLA has no ability to control voting or disposal in relation to those securities in which 452 Capital has a relevant interest (which are identified below).	83,600 Fully paid ordinary shares "**" See note 2 on the last page of this form.
CMLA	The Colonial Mutual Life Assurance Society Limited (ACN 004 021 809) ("CMLA") has entered into an Exclusivity Agreement (attached as Annexure A) pursuant to which certain shares in 452 Capital Pty Ltd ("452 Capital") must not be sold unless CMLA consents. CMLA, by virtue of s608(3)(a), has a relevant interest in all securities in which 452 Capital has a relevant interest. CMLA has no ability to control voting or disposal in relation to those securities in which 452 Capital has a relevant interest (which are identified below).	320,901 Fully paid ordinary shares "**" See note 2 on the last page of this form.
CMLA	The Colonial Mutual Life Assurance Society Limited (ACN 004 021 809) ("CMLA") has entered into an Exclusivity Agreement (attached as Annexure A) pursuant to which certain shares in 452 Capital Pty Ltd ("452 Capital") must not be sold unless CMLA consents. CMLA, by virtue of s608(3)(a), has a relevant interest in all securities in which 452 Capital has a relevant interest. CMLA has no ability to control voting or disposal in relation to those securities in which 452 Capital has a relevant interest (which are identified below).	39,500 Fully paid ordinary shares "**" See note 2 on the last page of this form.
CMLA	The Colonial Mutual Life Assurance Society Limited (ACN 004 021 809) ("CMLA") has entered into an Exclusivity Agreement (attached as Annexure A) pursuant to which certain shares in 452 Capital Pty Ltd ("452 Capital") must not be sold unless CMLA consents. CMLA, by virtue of s608(3)(a), has a relevant interest in all securities in which 452 Capital has a relevant interest. CMLA has no ability to control voting or disposal in relation to those securities in which 452 Capital has a relevant interest (which are identified below).	215,100 Fully paid ordinary shares "**" See note 2 on the last page of this form.
CMLA	The Colonial Mutual Life Assurance Society Limited (ACN 004 021 809) ("CMLA") has entered into an Exclusivity Agreement (attached as Annexure A) pursuant to which certain shares in 452 Capital Pty Ltd ("452 Capital") must not be sold unless CMLA consents. CMLA, by virtue of s608(3)(a), has a relevant interest in all securities in which 452 Capital has a relevant interest. CMLA has no ability to control voting or disposal in relation to those securities in which 452 Capital has a relevant interest (which are identified below).	438,024 Fully paid ordinary shares "**" See note 2 on the last page of this form.

CMLA	The Colonial Mutual Life Assurance Society Limited (ACN 004 021 809) ("CMLA") has entered into an Exclusivity Agreement (attached as Annexure A) pursuant to which certain shares in 452 Capital Pty Ltd ("452 Capital") must not be sold unless CMLA consents. CMLA, by virtue of s608(3)(a), has a relevant interest in all securities in which 452 Capital has a relevant interest. CMLA has no ability to control voting or disposal in relation to those securities in which 452 Capital has a relevant interest (which are identified below).	52,600 Fully paid ordinary shares "*** See note 2 on the last page of this form.
CMLA	The Colonial Mutual Life Assurance Society Limited (ACN 004 021 809) ("CMLA") has entered into an Exclusivity Agreement (attached as Annexure A) pursuant to which certain shares in 452 Capital Pty Ltd ("452 Capital") must not be sold unless CMLA consents. CMLA, by virtue of s608(3)(a), has a relevant interest in all securities in which 452 Capital has a relevant interest. CMLA has no ability to control voting or disposal in relation to those securities in which 452 Capital has a relevant interest (which are identified below).	94,500 Fully paid ordinary shares "*** See note 2 on the last page of this form.

4. Details of present registered holders

The persons registered as holders of the securities referred to in paragraph 3 above are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder	Class and number of shares
Avanteos Investments Limited A/C S/F No.2	Avanteos Investments Limited PO Box 1012 Camberwell VIC 3124	Avanteos Investments Limited A/C S/F No.2	90,841 Fully paid ordinary shares
Avanteos Investments Ltd	Avanteos Investments Limited P O Box 1012 Camberwell VIC 3124	Avanteos Investments Ltd	6,033 Fully paid ordinary shares
Avanteos Investments Ltd ATF Symetry Personal Retirement FD	Avanteos Investments Limited PO Box 1012 Camberwell VIC 3124	Avanteos Investments Ltd ATF Symetry Personal Retirement FD	172,818 Fully paid ordinary shares
ASBGI Unit Tst- Global Property Trust	Citicorp Nominees Pty Limited PO Box 3429 Auckland 1 New Zealand	ASBGI Unit Tst- Global Property Trust	47,780 Fully paid ordinary shares
ASBGI Unit Tst- Global Property Trust	Citicorp Nominees Pty Limited PO Box 3429 Auckland 1 New Zealand	ASBGI Unit Tst- Global Property Trust	1,494 Fully paid ordinary shares
Commonwealth Balanced B3C	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	Commonwealth Balanced B3C	2,595 Fully paid ordinary shares
Commonwealth Balanced B3C	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	Commonwealth Balanced B3C	206,465 Fully paid ordinary shares
CFSHK CMF Asia Cash Surplus Fund	Citicorp Nominees Pty Limited GPO Box 14, Hong Kong	CFSHK CMF Asia Cash Surplus Fund	65,750 Fully paid ordinary shares
COLONIAL FIRST STATE PROPERTY	Colonial First State Property Limited Level 7, 52 Martin Place, Sydney 1155	COLONIAL FIRST STATE PROPERTY	199 Fully paid ordinary shares
International REIT Income Open Mother Fund	National Bank Nominees Pty Limited GPO Box 1406M, Melbourne VIC 3001	International REIT Income Open Mother Fund	210,000 Fully paid ordinary shares
Commonwealth Growth G3C	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	Commonwealth Growth G3C	48,782 Fully paid ordinary shares
Commonwealth Growth G3C	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	Commonwealth Growth G3C	1,587,302 Fully paid ordinary shares
CIML as RE Commonwealth Australian Share Fund	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	CIML as RE Commonwealth Australian Share Fund	186,902 Fully paid ordinary shares
CIML as RE Commonwealth Share Income Fund	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	CIML as RE Commonwealth Share Income Fund	670,636 Fully paid ordinary shares

CIML as RE Commonwealth Growth Fund	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	CIML as RE Commonwealth Growth Fund	435,237 Fully paid ordinary shares
CIML as RE Commonwealth Growth Fund	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	CIML as RE Commonwealth Growth Fund	13,097 Fully paid ordinary shares
CIML as RE Commonwealth Income Fund	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	CIML as RE Commonwealth Income Fund	113,815 Fully paid ordinary shares
CIML as RE Commonwealth Property Securities Fund	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	CIML as RE Commonwealth Property Securities Fund	1,251,835 Fully paid ordinary shares
CIML as RE Commonwealth Property Securities Fund	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	CIML as RE Commonwealth Property Securities Fund	39,142 Fully paid ordinary shares
CISL ATF CFCL Property Securities (Super Bus) Fund	Legal and General Financial Services Limited , c/o Citicorp Nominees Pty Ltd GPO Box 764G, Melbourne VIC 3001	CISL ATF CFCL Property Securities (Super Bus) Fund	96,094 Fully paid ordinary shares
CISL ATF CFCL Property Securities (Super Bus) Fund	Legal and General Financial Services Limited , c/o Citicorp Nominees Pty Ltd GPO Box 764G, Melbourne VIC 3001	CISL ATF CFCL Property Securities (Super Bus) Fund	3,073,244 Fully paid ordinary shares
Commonwealth Managed M1C	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	Commonwealth Managed M1C	70,308 Fully paid ordinary shares
Commonwealth Managed M1C	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	Commonwealth Managed M1C	876 Fully paid ordinary shares
Commonwealth Managed M3C	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	Commonwealth Managed M3C	19,543 Fully paid ordinary shares
Commonwealth Managed M3C	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	Commonwealth Managed M3C	1,457,092 Fully paid ordinary shares
CFSIL A/C Motor Accident Commission	Motor Accident Commission, c/o Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	CFSIL A/C Motor Accident Commission	512,140 Fully paid ordinary shares
CFSIL A/C Motor Accident Commission	Motor Accident Commission, c/o Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	CFSIL A/C Motor Accident Commission	16,014 Fully paid ordinary shares
MAC CTP Style Neutral	Motor Accident Commission, c/o Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	MAC CTP Style Neutral	7,097 Fully paid ordinary shares
MAC CTP Style Neutral	Motor Accident Commission, c/o Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	MAC CTP Style Neutral	246,496 Fully paid ordinary shares

Nomura Australian Equity Fund	National Nominees Limited GPO Box 1406M, Melbourne 3001, Australia	Nomura Australian Equity Fund	85,328 Fully paid ordinary shares
Nomura Australian Equity Fund	National Nominees Limited GPO Box 1406M, Melbourne 3001, Australia	Nomura Australian Equity Fund	2,652 Fully paid ordinary shares
CBOSC Pty Ltd A/T for the Officers' Superannuation Fund	National Nominees Limited GPO Box 1406M, Melbourne VIC 3001	CBOSC Pty Ltd A/T for the Officers' Superannuation Fund	40,674 Fully paid ordinary shares
CBOSC Pty Ltd A/T for the Officers' Superannuation Fund	National Nominees Limited GPO Box 1406M, Melbourne VIC 3001	CBOSC Pty Ltd A/T for the Officers' Superannuation Fund	1,339,951 Fully paid ordinary shares
CBOSC Pty Ltd A/T for the Officers' Superannuation Fund	National Nominees Limited GPO Box 1406M Melbourne VIC 3001	CBOSC Pty Ltd A/T for the Officers' Superannuation Fund	1,126,711 Fully paid ordinary shares
Storm Financial Australian Industrials Index Fund	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	Storm Financial Australian Industrials Index Fund	497,434 Fully paid ordinary shares
Storm Financial Australian Industrials Index Fund	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	Storm Financial Australian Industrials Index Fund	5,941 Fully paid ordinary shares
Workcover NSW - Listed Prop	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	Workcover NSW - Listed Prop	12,841 Fully paid ordinary shares
Workcover NSW - Listed Prop	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	Workcover NSW - Listed Prop	410,675 Fully paid ordinary shares
Commonwealth Diversified Share Fund	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	Commonwealth Diversified Share Fund	133,613 Fully paid ordinary shares
Commonwealth Diversified Share Fund	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	Commonwealth Diversified Share Fund	1,657 Fully paid ordinary shares
Wholesale Australian Share Fund - Core	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	Wholesale Australian Share Fund - Core	37,479 Fully paid ordinary shares
Wholesale Australian Share Fund - Core	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	Wholesale Australian Share Fund - Core	1,394,880 Fully paid ordinary shares
Wholesale Indexed Australian Share Fund	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	Wholesale Indexed Australian Share Fund	1,613,749 Fully paid ordinary shares
Wholesale Indexed Australian Share Fund	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	Wholesale Indexed Australian Share Fund	22,482 Fully paid ordinary shares

Wholesale Low Tracking Error Australian Share Fund	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	Wholesale Low Tracking Error Australian Share Fund	929,340 Fully paid ordinary shares
Wholesale Indexed Property Securities Fund	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	Wholesale Indexed Property Securities Fund	5,341,167 Fully paid ordinary shares
Wholesale Indexed Property Securities Fund	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	Wholesale Indexed Property Securities Fund	75,700 Fully paid ordinary shares
CFSIL AS RE Colonial First State Wholesale Property Securiti	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	CFSIL AS RE Colonial First State Wholesale Property Securiti	1,213,756 Fully paid ordinary shares
CFSIL AS RE Colonial First State Wholesale Property Securiti	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	CFSIL AS RE Colonial First State Wholesale Property Securiti	38,817,804 Fully paid ordinary shares
WSALE GEARED 452 AUST SHARE	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	WSALE GEARED 452 AUST SHARE	266,400 Fully paid ordinary shares "*" See note 1 on the last page of this form.
CFSIL as RE Commonwealth Australian Boutique Share Fund 3	Citicorp Nominees Pty Limited GPO Box 764G Melbourne VIC 3001	CFSIL as RE Commonwealth Australian Boutique Share Fund 3	72,977 Fully paid ordinary shares "*" See note 1 on the last page of this form.
CFSIL as RE Commonwealth Australian Shares Fund 1	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	CFSIL as RE Commonwealth Australian Shares Fund 1	1,330,000 Fully paid ordinary shares "*" See note 1 on the last page of this form.
CFSIL as RE Commonwealth Australian Shares Fund 2	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	CFSIL as RE Commonwealth Australian Shares Fund 2	334,500 Fully paid ordinary shares "*" See note 1 on the last page of this form.
CFSIL as RE Commonwealth Australian Shares Fund 3	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	CFSIL as RE Commonwealth Australian Shares Fund 3	164,500 Fully paid ordinary shares "*" See note 1 on the last page of this form.
CFSIL as RE Commonwealth Australian Shares Fund 5	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	CFSIL as RE Commonwealth Australian Shares Fund 5	419,575 Fully paid ordinary shares "*" See note 1 on the last page of this form.
CFSIL as RE Commonwealth Australian Shares Fund 6	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	CFSIL as RE Commonwealth Australian Shares Fund 6	319,510 Fully paid ordinary shares "*" See note 1 on the last page of this form.
CFSIL as RE Commonwealth Australian Shares Fund 6	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	CFSIL as RE Commonwealth Australian Shares Fund 6	9,931 Fully paid ordinary shares "*" See note 1 on the last page of this form.
CFSIL as RE Commonwealth Australian Shares Fund 7	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	CFSIL as RE Commonwealth Australian Shares Fund 7	545 Fully paid ordinary shares "*" See note 1 on the last page of this form.
CFSIL as RE Commonwealth Australian Shares Fund 7	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	CFSIL as RE Commonwealth Australian Shares Fund 7	17,441 Fully paid ordinary shares "*" See note 1 on the last page of this form.

CFSIL as RE Commonwealth Australian Shares Fund 8	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	CFSIL as RE Commonwealth Australian Shares Fund 8	162,000 Fully paid ordinary shares "*" See note 1 on the last page of this form.
CFSIL as RE Commonwealth Australian Shares Fund 9	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	CFSIL as RE Commonwealth Australian Shares Fund 9	96,029 Fully paid ordinary shares "*" See note 1 on the last page of this form.
CFSIL as RE Commonwealth Australian Shares Fund 10	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	CFSIL as RE Commonwealth Australian Shares Fund 10	38,667 Fully paid ordinary shares "*" See note 1 on the last page of this form.
CFSIL as RE Commonwealth Australian Shares Fund 10	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	CFSIL as RE Commonwealth Australian Shares Fund 10	5,565 Fully paid ordinary shares "*" See note 1 on the last page of this form.
CFSIL as RE CFS Wholesale 452 Australian Share Fund	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	CFSIL as RE CFS Wholesale 452 Australian Share Fund	1,059,175 Fully paid ordinary shares "*" See note 1 on the last page of this form.
CFSIL as RE Commonwealth Australian Share Fund 14	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	CFSIL as RE Commonwealth Australian Share Fund 14	31,669 Fully paid ordinary shares "*" See note 1 on the last page of this form.
CFSIL as RE Commonwealth Australian Share Fund 15	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	CFSIL as RE Commonwealth Australian Share Fund 15	39,686 Fully paid ordinary shares "*" See note 1 on the last page of this form.
CFSIL as RE Commonwealth Australian Share Fund 15	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	CFSIL as RE Commonwealth Australian Share Fund 15	1,001 Fully paid ordinary shares "*" See note 1 on the last page of this form.
FC W/E AUST SHARE 16-CHALLENGER	Citicorp Nominees Pty Limited GPO Box 764G Melbourne VIC 3001	FC W/E AUST SHARE 16-CHALLENGER	23,990 Fully paid ordinary shares "*" See note 1 on the last page of this form.
CFSIL as RE Commonwealth Australian Share Fund 19	Citicorp Nominees Pty Limited GPO Box 764G Melbourne VIC 3001	CFSIL as RE Commonwealth Australian Share Fund 19	654,777 Fully paid ordinary shares "*" See note 1 on the last page of this form.
FC W/E Global Property Fd 1	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	FC W/E Global Property Fd 1	1,656,422 Fully paid ordinary shares "*" See note 1 on the last page of this form.
CFSIL as RE Commonwealth Property Fund 1	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	CFSIL as RE Commonwealth Property Fund 1	7,274,467 Fully paid ordinary shares "*" See note 1 on the last page of this form.
CFSIL as RE Commonwealth Property Fund 2	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	CFSIL as RE Commonwealth Property Fund 2	1,507,027 Fully paid ordinary shares "*" See note 1 on the last page of this form.
CFSIL as RE Commonwealth Property Fund 2	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	CFSIL as RE Commonwealth Property Fund 2	43,696 Fully paid ordinary shares "*" See note 1 on the last page of this form.
CFSIL as RE Commonwealth Property Fund 3	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	CFSIL as RE Commonwealth Property Fund 3	987,060 Fully paid ordinary shares "*" See note 1 on the last page of this form.

CFSIL as RE Commonwealth Property Fund 4	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	CFSIL as RE Commonwealth Property Fund 4	406,376 Fully paid ordinary shares "*" See note 1 on the last page of this form.
CFSIL as RE Commonwealth Property Fund 4	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	CFSIL as RE Commonwealth Property Fund 4	8,235 Fully paid ordinary shares "*" See note 1 on the last page of this form.
CFSIL as RE Commonwealth Property Fund 5	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	CFSIL as RE Commonwealth Property Fund 5	347,591 Fully paid ordinary shares "*" See note 1 on the last page of this form.
CFSIL as RE Commonwealth Property Fund 6	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	CFSIL as RE Commonwealth Property Fund 6	3,476,008 Fully paid ordinary shares "*" See note 1 on the last page of this form.
FC W/E PROP SEC 8-PENGANA	Citicorp Nominees Pty Limited GPO Box 764G Melbourne VIC 3001	FC W/E PROP SEC 8-PENGANA	327,600 Fully paid ordinary shares "*" See note 1 on the last page of this form.
FC W/E PROP SEC 8-PENGANA	Citicorp Nominees Pty Limited GPO Box 764G Melbourne VIC 3001	FC W/E PROP SEC 8-PENGANA	4,600 Fully paid ordinary shares "*" See note 1 on the last page of this form.
FC W/E PROP SEC 10-JB WERE	Citicorp Nominees Pty Limited GPO Box 764G Melbourne VIC 3001	FC W/E PROP SEC 10-JB WERE	20,568 Fully paid ordinary shares "*" See note 1 on the last page of this form.
CMLA	JP Morgan Nominees Australia Limited Level 37 AAP Centre 259 George Street Sydney NSW 2000 Australia	Australian Retirement Fund - 452 Capital	476,400 Fully paid ordinary shares "***" See note 2 on the last page of this form.
CMLA	National Nominees Limited GPO Box 1406M Melbourne VIC 3001	A.S.S.E.T - 452 Capital	81,700 Fully paid ordinary shares "***" See note 2 on the last page of this form.
CMLA	BNP Paribas Securities PO Box R209 Royal Exchange NSW 1225	Century Australia - 452 Capital	168,700 Fully paid ordinary shares "***" See note 2 on the last page of this form.
CMLA	National Nominees Limted GPO Box 1406M Melbourne VIC 3001	Catholic Super Fund - 452 Capital	83,600 Fully paid ordinary shares "***" See note 2 on the last page of this form.
CMLA	BNP Paribas Securities PO Box R209 Royal Exchange NSW 1225	TCORP - 452 Capital	320,901 Fully paid ordinary shares "***" See note 2 on the last page of this form.
CMLA	State Street Australia Limited 338 Pitt Street Sydney NSW 2000	RIM Australian Shares Aggressive Fund - 452 Capital	39,500 Fully paid ordinary shares "***" See note 2 on the last page of this form.
CMLA	JP Morgan Nominees Australia Limited Level 37 AAP Centre 259 George Street Sydney NSW 2000 Australia	HostPlus - 452 Capital	215,100 Fully paid ordinary shares "***" See note 2 on the last page of this form.
CMLA	JP Morgan Nominees Australia Limited Level 37 AAP Centre 259 George Street Sydney NSW 2000 Australia	INTECH Australian Shares Active Trust - 452 Capital	438,024 Fully paid ordinary shares "***" See note 2 on the last page of this form.

CMLA	JP Morgan Nominees Australia Limited Level 37 AAP Centre 259 George Street Sydney NSW 2000 Australia	Challenger Boutique Australian Share Fund - 452 Capital	52,600 Fully paid ordinary shares "**" See note 2 on the last page of this form.
CMLA	ANZ Custodian Services Limited Level 25 530 Collins Street Melbourne Vic 3000	Warakirri Endeavour Fund - 452 Capital	94,500 Fully paid ordinary shares "**" See note 2 on the last page of this form.

5. Consideration

The consideration paid for each relevant interest referred to in paragraph 3 above, and acquired in the four months prior to the day that the substantial holder became a substantial holder, is as follows:

Holder of relevant interest	Date of acquisition	Consideration Cash	Non-Cash	Class and number of securities
See annexure "B" to this notice.				

6. Associates

The reasons the persons named in paragraph 3 above are associates of the substantial holder are as follows:

Name	Nature of Association
CBA and Commonwealth Bank Group	The Commonwealth Bank Group (other than Commonwealth Bank of Australia) are body corporates controlled by Commonwealth Bank of Australia and are therefore associates of Commonwealth Bank of Australia and of each other for the purposes of the Corporations Act.

7. Addresses

The addresses of persons named in this form are as follows:

Name	Address
CBA and Commonwealth Bank Group	C/- Level 2, 48 Martin Place Sydney NSW 1155

8. Signature

NOTE 1--(This note is relevant to section 2 3 4 and 5)

The relevant interests in these securitites are /were held by Colonial First State Investments Limited (CFS) as responsible entity of the specified registered managed investment schemes and relate(d) to holdings in connection with the Colonial First State First Choice product range. Decisions to buy/sell those securities and exercise voting rights in relation to those securities are made by external managers (unrelated to the Commonwealth Bank Group) to whom CFS has outsourced those functions. By instrument dated 29 October 2001 the Australian Securities and Investments Commission has granted certain relief to CFS and its related bodies corporate for these holdings from the provisions of Chapter 6 of the Corporations Act in relation to the acquisition of such securities.

NOTE 2--(This note is relevant to section 2 3 4 and 5)

452 Capital Pty Ltd ("452 Capital") is the investment manager in relation to the securities. Exercise of voting and disposal powers by 452 Capital is subject to any client direction. CMLA has a relevant interest in more than 20% of the shares in 452 Capital by virtue of the Exclusivity Agreement attached as Annexure A and therefore, by virtue of s608(3)(a) has a deemed relevant interest in the securities.

....

John Damien Hatton – Company Secretary

Dated the 26 day of May2005.

Annexure A

This is the annexure mark A of 2 pages referred to in Form 603, Notice of initial Substantial Holder of Commonwealth Bank of Australia ACN 123 123 124 and certain other companies dated 23/05/2005

John Damien Hatton – Company Secretary

SCHEDULE

A.C.N. 004 929 962 Pty Ltd (ACN 4929962)
A.C.N. 080 159 762 Pty Ltd (ACN 80159762)
ACAPM Holdings B Pty Limited (ACN 99726486)
Aetna Properties Ltd (ACN 572225)
AGAL Holdings Pty Limited (ACN 96911367)
Aquashell Pty Limited (ACN 57036076)
Armraynald Investments Pty Limited (ACN 68291403)
Australian Company Number 002 680 471 Pty Limited (ACN 2680471)
Australian TIC Management Pty Limited (ACN 2213952)
Bennelong Centre Pty Ltd (ACN 7328949)
Brookhollow Ave Pty Limited (ACN 81129660)
CB-CLA Limited (ACN 3069458)
CB-CLAS Limited (ACN 3177222)
CB-CLHA Limited (ACN 3742747)
CB-CLPF Limited (ACN 1657503)
CB-CLRA Pty Limited (ACN 1826893)
CBA CORPORATE SERVICES (NSW) PTY LIMITED (72765434)
CBA Indemnity Co. Pty Limited (ACN 72183290)
CBA Investments (No 2) Pty Limited (ACN 73093286)
CBA Leasing (No 2) Pty Limited (ACN 64489238)
CBA Specialised Financing Limited (ACN 8544554)
CBFC Limited (ACN 8519462)
CC Group Holdings Pty Ltd (ACN 5934083)
Chullora Equity Investment (No 1) Pty Limited (ACN 70676943)
Chullora Equity Investment (No 3) Pty Limited (ACN 70677431)
CM Somerton Pty Ltd (ACN 5367671)
CMG Asia Pty Ltd (ACN 75668932)
CMG CH China Funds Management Limited (ACN 61146183)
Collateral Leasing Pty Limited (ACN 2681218)
Colonial Agricultural Company Limited (ACN 3963862)
Colonial Asset Management Limited (ACN 64031769)
Colonial e.Com Ltd (ACN 3345766)
Colonial Finance (Australia) Ltd (ACN 89843041)
Colonial Financial Corporation Limited (ACN 29818)
Colonial First State Fund Services Ltd (ACN 3257001)
Colonial First State Investments Limited (CFSIL) (ACN 2348352)
Colonial First State Private Equity Limited (ACN 2642819)
Colonial First State Property Holdings No 3 Pty Ltd (ACN 8100445)
Colonial First State Property Limited (ACN 85313926)
Colonial Holding Company Pty Ltd (ACN 74706782)
Colonial International Factors Pty Limited (ACN 83082973)
Colonial Investments Holding Pty Ltd (ACN 75668987)
Colonial Limited (ACN 74042112)
Colonial Mutual Funds Limited (ACN 6734514)
Colonial Mutual Superannuation Pty Ltd (ACN 6831983)
Colonial PCA Holdings Pty Ltd (ACN 50535647)
Colonial PCA Services Ltd (ACN 3900187)
Colonial Protection Insurance Pty Limited (ACN 83055967)
Colonial South Australia Limited (ACN 69065130)
Colonial State Residual (No 2) Pty Ltd (ACN 75733032)
Colonial Tasman Pty Ltd (ACN 83840644)
Commonwealth Bank Officers Superannuation Corporation Pty Ltd (074519798)
Commonwealth Capital Limited (ACN 78898370)
Commonwealth Development Bank of Australia Limited (ACN 74707458)
Commonwealth Fleet Lease Pty Limited (ACN 3429356)
Commonwealth Group Pty Limited (ACN 87485078)

A.C.N. 007 255 521 Pty Ltd (ACN 7255521)
ACAPM Holdings A Pty Limited (ACN 99726495)
ACAPM Pty Limited (ACN 99744297)
APS Life Finance Pty Limited (ACN 85514147)
Antarctic Shipping Pty Ltd (ACN 3622491)
Aquasten Pty Ltd (ACN 6485785)
Australian Bank Limited (ACN 8558601)
Australian Company Number 008 521 579 Pty Limited (ACN 8521579)
Avanteos Investments Limited (ACN 066 862 977)
Bizserv Pty Ltd (ACN 94234812)
CAPITAL 121 PTY LIMITED (ACN 3148187)
CB-CLARI Pty Limited (ACN 1826884)
CB-CLPIA Limited (ACN 3123233)
CB-CLMM Limited (ACN 6507731)
CB-CLPSG Limited (ACN 2585695)
CB-CLSA Limited (ACN 3774865)
CBA Corporate Services (VIC) Pty Limited (ACN 72103532)
CBA International Finance Pty Limited (ACN 63487589)
CBA Investments Limited (ACN 835423)
CBA Rail & Tram Company Pty Limited (ACN 92452625)
CBFC Leasing Pty Limited (ACN 8520965)
CBFC Properties Pty Limited (ACN 770454)
CFS Managed Property Limited (ACN 6464428)
Chullora Equity Investment (No 2) Pty Limited (ACN 70676710)
CISL (Hazelwood) Pty Limited (ACN 74747185)
CMG Asia Limited (ACN)
CMG Asia Trustee Company Limited (ACN)
CMG CH China Investments Limited (ACN 61513675)
Colonial AFS Services Pty Ltd (ACN 83514667)
Colonial Asset Finance Pty Ltd (ACN 89354370)
Colonial Australian Superannuation Ltd (ACN 3244040)
Colonial Employee Share Plan Pty Ltd (ACN 75669028)
Colonial Finance Limited (ACN 67105435)
Colonial Financial Management Limited (ACN 7299498)
Colonial First State Group Limited (ACN 4405556)
Colonial First State Private Capital Limited (ACN 2785739)
Colonial First State Property Holdings No 2 Pty Ltd (ACN 511624)
Colonial First State Property Investment Limited (ACN 3466117)
Colonial Holding Company (No 2) Pty Ltd (ACN 75333390)
Colonial Insurance Services Pty Ltd (ACN 83157117)
Colonial Investment Services Ltd (ACN 2451970)
Colonial LGA Holdings Limited (ACN 1634439)
Colonial Mutual Deposit Services Ltd (ACN 6227809)
Colonial Mutual Property Group Pty Ltd (ACN 7322429)
Colonial Net Limited (ACN 2902712)
Colonial PCA Properties Ltd (ACN 3354247)
Colonial Portfolio Services Limited (ACN 66649241)
Colonial Services Pty Limited (ACN 75733023)
Colonial State Residual (No 1) Pty Ltd (ACN 3909402)
Colonial Statutory Funds Management Limited (ACN 2807221)
Colonial Trade Services (Hong Kong) Limited (ACN)
Commonwealth Capital Corporation Limited (ACN 78898432)
Commonwealth Custodial Services Limited (CCSL) (ACN 485487)
COMMONWEALTH FINANCIAL PLANNING LIMITED (ACN 3900169)
Commonwealth Funds Management Limited (CFM) (ACN 52289442)
Commonwealth Insurance Holdings Limited (ACN 88327959)

Commonwealth Insurance Limited (ACN 67524216)
Commonwealth Investments Pty Limited (ACN 65166305)
Commonwealth Managed Investments Limited (CMIL) (ACN 84098180)
Commonwealth Securities (Japan) Pty Limited (ACN 86971922)
COMMWEALTH INTERNATIONAL HOLDINGS PTY LIMITED (ACN 74025371)
CST Securitisation Management Limited (ACN 80151337)
Emerald Holding Company Limited (ACN 66147528)
Financial Wisdom Limited (ACN 6646108)
First State Investment International Limited (Regd Scot 79063)
FIRST STATE INVESTMENT MANAGERS (ASIA) LIMITED (ACN 54571701)
First State Investments (Hong Kong) Limited (206616)
First State Investments (UK) Limited (Regd Eng/Wales 2294743)
First State Nominees (Hong Kong) Ltd (206615)
FIVE D PROPERTY MANAGEMENT (QLD) PTY LTD (ACN 7301573)
FIVE D PROPERTY MANAGEMENT (VIC) PTY LTD (ACN 7301591)
Fleet Care Services Pty Ltd (ACN 74503530)
Gandel Chambers Pty Ltd (ACN 104 741 102)
GATX Rail (BY-2) Pty Limited (ACN 90495980)
GATX Rail (BY-4) Pty Limited (ACN 90495962)
GATX Rail (SW-2) Pty Limited (ACN 90496030)
GATX Rail (SW-4) Pty Limited (ACN 90496012)
Gold Star Mortgage Management Pty Ltd (ACN 63742049)
Hazelwood Investment Company Pty Limited (ACN 75041360)
HIC Finance Pty Limited (ACN 75495528)
Infravest (No 1) Limited (ACN 60472522)
Investment Co Pty Ltd (ACN 83405627)
Jacques Martin Pty Ltd (ACN 6100830)
Lazarose Pty Ltd (ACN 3816448)
LG Inc. (ACN)
Nimitz Nominees Pty Ltd (ACN 3505959)
Perpetual Stock Pty Limited (ACN 65094886)
Retail Investor Pty Limited (ACN 60625194)
S.B.T. Properties Pty Ltd (ACN 9517328)
SBSSW (Delaware) Inc (ACN)
Securitisation Advisory Services Pty Limited (ACN 64133946)
Senbary Pty Limited (ACN 83183242)
SIF Railway No 1 Pty Limited (ACN 96458730)
SME Custodians Pty Ltd (ACN 81924110)
SME Growth Limited (ACN 79678194)
Sparad (No 24) Pty Limited (ACN 57975087)
State Nominees Limited (ACN 677350)
Tactical Global Management Limited (ACN 77796411)
Vanoti Pty Ltd (ACN 3519284)
Wezen Pty Ltd (ACN 3501817)

Commonwealth Investment Services Limited (CISL) (ACN 3049830)
Commonwealth Life Limited (CLL) (ACN 3610008)
Commonwealth Property Pty Limited (ACN 94052436)
COMMSERVE FINANCIAL LTD
Comsec Trading Limited (ACN 3485952)
Darontin Pty Ltd (ACN 7029209)
Fazen Pty Ltd (ACN 3066760)
First State (Hong Kong) LLC (F8489)
First State Investment Management (UK) Limited (Regd Scotland 47708)
First State Investment Services (UK) Limited (Regd England & Wales 3904320)
First State Investments (Singapore) (196900420D)
First State Investments Holdings (Singapore) Limited (Regd 199901706Z)
FIVE D PROPERTY MANAGEMENT (NSW) PTY LTD (ACN 7301582)
FIVE D PROPERTY MANAGEMENT (SA) PTY LTD (ACN 7322438)
FIVE D PROPERTY MANAGEMENT (WA) PTY LTD (ACN 83531579)
Fouron Pty Ltd (ACN 3066840)
GATX Rail (BY-1) Pty Limited (ACN 90495999)
GATX Rail (BY-3) Pty Limited (ACN 90495971)
GATX Rail (SW-1) Pty Limited (ACN 90496058)
GATX Rail (SW-3) Pty Limited (ACN 90496021)
GATX Rail (Victoria) Pty Limited (ACN 90065964)
Goldman Sachs (Asia) L.L.C (ABN 35 717 040 327)
HFV6 PTY LIMITED (ACN 76980740)
Homepath Pty Limited (ACN 81986530)
Infravest (No 2) Limited (ACN 71656865)
Jacques Martin Administration and Consulting Pty Ltd (ACN 6787748)
Keystone Financial Services Ltd (ACN 65021418)
Leaseway Transportation Pty Limited (ACN 78463457)
MMAL Fleet Lease Arranger Pty Ltd (ACN 76409526)
P. and B. Properties Pty Ltd (ACN 9499512)
PFM Holdings Pty Ltd (ACN 3290597)
RVG Administration Company Pty Limited (ACN 70835344)
SBN Nominees Pty Ltd (ACN 3501773)
SBV Nominees Limited (ACN 6291854)
Securitisation Custodian Pty Limited (ACN 76980704)
Share Investments Pty Limited (ACN 54210276)
SIF Railway No 2 Pty Limited (ACN 96458758)
SME Equities Limited (ACN 78207780)
South Australian Fleet Lease Arranger Pty Ltd (ACN 73607440)
Sparad (No 26) Pty Limited (ACN 54797965)
Super Partners Pty Limited (ACN 81837961)
The Colonial Mutual Life Assurance Society Ltd (ACN 4021809)
Victorian Fleet Lease Arranger Pty Limited (ACN 77164811)

End of Annexure A

This is the Annexure marked "B" of 10 pages referred to in the Notice of Substantial Shareholding dated 23 May 2005.

Colonial First State Inv Managers
Transaction listing for the period 23/01/2005 to 23/05/2005 (as per F10 function) Page 1
For Security WDC.AU Westfield Group Ordinary/Units Fully Paid Stapled Securities

Fund	Pfolio	Trans.	Ccy	Date	Units		Cost/Proceeds	
CC	IEQF	OS-SAL	AUD	18/02/2005	-3969		-67321.71	
CC	IEQF	OS-SAL	AUD	22/03/2005	-7825		-127856.6	
CC	IEQF	OS-PUR	AUD	27/04/2005	5886		95900.29	
CC	IEQF	OS-PUR	AUD	15/04/2005	9316		149998.4	
						3408		50720.38
CC	IEQI	OS-PUR	AUD	15/04/2005	16448		264831.87	
CC	IEQI	OS-SAL	AUD	18/02/2005	-22031		-373687.2	
CC	IEQI	OS-SAL	AUD	22/03/2005	-27399		-447686	
CC	IEQI	OS-PUR	AUD	27/04/2005	24548		399959.26	
						-8434		-156582.07
CC	IGRF	OS-SAL	AUD	02/05/2005	-8260		-134767.5	
CC	IGRF	OS-SAL	AUD	16/03/2005	-7802		-129745	
CC	IGRF	OS-PUR	AUD	20/05/2005	3295		54861.75	
CC	IGRF	OS-SAL	AUD	19/05/2005	-7624		-126853.3	
CC	IGRF	OS-PUR	AUD	13/05/2005	21675		358726.36	
CC	IGRF	OS-PUR	AUD	06/05/2005	15106		243405.94	
						16390		265628.33
CC	IINF	OS-SAL	AUD	08/02/2005	-20495		-346570.5	
CC	IINF	OS-SAL	AUD	18/02/2005	-6582		-111643.1	
CC	IINF	OS-SAL	AUD	22/03/2005	-4900		-80063.56	
CC	IINF	OS-PUR	AUD	15/04/2005	7322		117892.69	
CC	IINF	OS-PUR	AUD	27/04/2005	3737		60886.74	
					-	20,918	-	359,498
TOTAL					-	**9,554**	-	**199,731**
CF	LPT1	OS-SAL	AUD	27/01/2005	-50000		-865000	
					-	50,000	-	865,000
TOTAL					-	**50,000**	-	**865,000**
CL	B3C	OS-SAL	AUD	04/02/2005	-6400		-109617.5	
CL	B3C	OS-SAL	AUD	04/02/2005	-8100		-138633.1	
						-14500		-248250.57
CL	G3C	OS-SAL	AUD	31/03/2005	-8000		-129201.5	
CL	G3C	OS-SAL	AUD	23/05/2005	-51171		-855718.3	
CL	G3C	OS-SAL	AUD	31/03/2005	-7143		-115680.9	
CL	G3C	OS-SAL	AUD	02/05/2005	-35780		-583774.8	
CL	G3C	OS-PUR	AUD	06/05/2005	56895		916760.3	
CL	G3C	OS-PUR	AUD	13/05/2005	81986		1356887.6	
CL	G3C	OS-SAL	AUD	20/05/2005	-9610		-160006.5	
						27177		429265.98
CL	M3C	OS-SAL	AUD	28/01/2005	-14042		-237165.2	
CL	M3C	OS-SAL	AUD	28/01/2005	-50958		-868818.6	
CL	M3C	OS-SAL	AUD	20/05/2005	-51100		-850983.6	
CL	M3C	OS-SAL	AUD	22/03/2005	-40100		-656036	
CL	M3C	OS-SAL	AUD	22/03/2005	-13900		-229034.5	
					-	170,100	-	2,842,038
TOTAL					-	**157,423**	-	**2,661,022**
CM	EABS03	OS-PUR	AUD	16/05/2005	6000		98411.53	
CM	EABS03	OS-PUR	AUD	15/04/2005	392		6291.92	

CM	EABS03	OS-PUR	AUD	12/04/2005	1908		30625.36	
CM	EABS03	OS-PUR	AUD	31/03/2005	9472		153934.57	
CM	EABS03	OS-PUR	AUD	15/02/2005	7988		133066.32	
						25760		422329.7
CM	EASS01	OS-PUR	AUD	30/03/2005	5000		81383.01	
CM	EASS01	OS-PUR	AUD	24/03/2005	50000		815499.38	
CM	EASS01	OS-PUR	AUD	14/03/2005	40000		667538.19	
CM	EASS01	OS-PUR	AUD	03/05/2005	30000		487609.55	
CM	EASS01	OS-PUR	AUD	28/04/2005	50000		817362.16	
CM	EASS01	OS-PUR	AUD	14/04/2005	50000		807574.12	
CM	EASS01	OS-PUR	AUD	07/04/2005	35000		565821.21	
CM	EASS01	OS-PUR	AUD	31/03/2005	10000		162292.82	
						270000		4405080.44
CM	EASS02	OS-PUR	AUD	13/05/2005	45000		746207.27	
CM	EASS02	OS-PUR	AUD	29/04/2005	15000		244500	
						60000		990707.27
CM	EASS03	OS-PUR	AUD	19/05/2005	7500		125625	
CM	EASS03	OS-PUR	AUD	15/02/2005	1800		29944.12	
CM	EASS03	OS-PUR	AUD	23/03/2005	7300		119355	
CM	EASS03	OS-PUR	AUD	10/03/2005	900		14833.91	
CM	EASS03	OS-PUR	AUD	09/03/2005	1350		22660.84	
						18850		312418.87
CM	EASS04	OS-PUR	AUD	14/04/2005	5976		96661.74	
CM	EASS04	OS-SAL	AUD	06/05/2005	-5976		-97030.2	
						0		-368.46
CM	EASS05	OS-SAL	AUD	10/02/2005	-17100		-288648	
CM	EASS05	OS-SAL	AUD	01/03/2005	-12000		-199974.8	
CM	EASS05	OS-SAL	AUD	04/02/2005	-18000		-307961.2	
CM	EASS05	OS-PUR	AUD	21/03/2005	6000		99804.18	
						-41100		-696779.81
CM	EASS06	OS-PUR	AUD	13/05/2005	12000		199219.12	
CM	EASS06	OS-SAL	AUD	08/02/2005	-10000		-167463.5	
CM	EASS06	OS-SAL	AUD	10/03/2005	-100		-1657.24	
						1900		30098.42
CM	EASS08	OS-PUR	AUD	28/02/2005	4500		76119.9	
CM	EASS08	OS-PUR	AUD	16/03/2005	5000		83689.71	
CM	EASS08	OS-PUR	AUD	18/03/2005	4000		66893.78	
CM	EASS08	OS-PUR	AUD	24/03/2005	5000		81515.85	
CM	EASS08	OS-PUR	AUD	29/03/2005	6000		98306.87	
CM	EASS08	OS-PUR	AUD	07/04/2005	3000		48504.23	
						27500		455030.34
CM	EASS09	OS-PUR	AUD	10/02/2005	3101		52561.95	
CM	EASS09	OS-PUR	AUD	29/04/2005	2215		36104.5	
CM	EASS09	OS-PUR	AUD	31/03/2005	15600		252754.31	
						20916		341420.76
CM	EASS10	OS-SAL	AUD	22/02/2005	-47000		-786443.1	
CM	EASS10	OS-SAL	AUD	21/02/2005	-16000		-267593.4	
CM	EASS10	OS-SAL	AUD	22/02/2005	-2900		-48378.97	
CM	EASS10	OS-SAL	AUD	27/04/2005	-760		-12332.46	
CM	EASS10	OS-SAL	AUD	31/01/2005	-240		-4110.23	
CM	EASS10	OS-PUR	AUD	25/01/2005	1960		33756.55	
CM	EASS10	OS-PUR	AUD	24/01/2005	3530		59882.63	
CM	EASS10	OS-SAL	AUD	08/04/2005	-5400		-87138.81	
CM	EASS10	OS-SAL	AUD	04/04/2005	-4700		-77252.89	
CM	EASS10	OS-SAL	AUD	29/03/2005	-7398		-120058.2	
CM	EASS10	OS-SAL	AUD	22/03/2005	-4640		-76255.58	
CM	EASS10	OS-SAL	AUD	14/03/2005	-10400		-172506.5	
CM	EASS10	OS-SAL	AUD	11/03/2005	-3800		-62950.9	
CM	EASS10	OS-SAL	AUD	10/03/2005	-5700		-94380.87	
CM	EASS10	OS-SAL	AUD	03/03/2005	-17900		-301510.4	
CM	EASS10	OS-SAL	AUD	03/03/2005	-9000		-151764.3	
CM	EASS10	OS-SAL	AUD	01/03/2005	-3720		-62232.53	
						-134068		-2231269.85
CM	EASS12	OS-SAL	AUD	04/02/2005	-6590		-112671	
CM	EASS12	OS-SAL	AUD	07/02/2005	-3295		-56286.22	

CM	EASS12	OS-SAL	AUD	15/02/2005	-2471		-40867.84	
CM	EASS12	OS-SAL	AUD	28/01/2005	-13414		-228674.1	
CM	EASS12	OS-SAL	AUD	10/02/2005	-1662		-28096.54	
CM	EASS12	OS-SAL	AUD	07/02/2005	-2949		-50591.82	
CM	EASS12	OS-SAL	AUD	10/02/2005	-4942		-83394.52	
CM	EASS12	OS-SAL	AUD	08/02/2005	-7414		-124697.7	
						-42737		-725279.67
CM	EASS13	OS-SAL	AUD	24/01/2005	-19200		-326353.4	
CM	EASS13	OS-SAL	AUD	27/01/2005	-40000		-689872.1	
CM	EASS13	OS-SAL	AUD	28/01/2005	-27500		-467707.4	
CM	EASS13	OS-SAL	AUD	31/01/2005	-45000		-771171.3	
CM	EASS13	OS-PUR	AUD	03/05/2005	10000		161011.54	
CM	EASS13	OS-SAL	AUD	03/02/2005	-64587		-1095247	
CM	EASS13	OS-SAL	AUD	04/02/2005	-80000		-1365388	
CM	EASS13	OS-SAL	AUD	07/02/2005	-10900		-186013.5	
CM	EASS13	OS-SAL	AUD	15/02/2005	-30000		-497964	
CM	EASS13	OS-PUR	AUD	24/02/2005	29085		484265.25	
CM	EASS13	OS-PUR	AUD	21/04/2005	35000		556055.75	
						-243102		-4198384.28
CM	EASS14	OS-SAL	AUD	11/02/2005	-4000		-67493.36	
						-4000		-67493.36
CM	EASS15	OS-SAL	AUD	08/03/2005	-1626		-27346.32	
CM	EASS15	OS-SAL	AUD	10/03/2005	-1004		-16603.48	
CM	EASS15	OS-SAL	AUD	15/03/2005	-2257		-37415.97	
CM	EASS15	OS-PUR	AUD	25/01/2005	513		8815.99	
CM	EASS15	OS-SAL	AUD	16/03/2005	-961		-16032.2	
CM	EASS15	OS-PUR	AUD	01/02/2005	1106		18836.67	
CM	EASS15	OS-SAL	AUD	17/03/2005	-157		-2596.78	
CM	EASS15	OS-SAL	AUD	22/03/2005	-549		-9027.5	
CM	EASS15	OS-SAL	AUD	22/03/2005	-5		-82.7	
CM	EASS15	OS-SAL	AUD	23/03/2005	-5		-81.2	
CM	EASS15	OS-SAL	AUD	23/03/2005	-527		-8606.36	
CM	EASS15	OS-PUR	AUD	22/04/2005	10		160.2	
CM	EASS15	OS-PUR	AUD	22/04/2005	617		9942.31	
CM	EASS15	OS-PUR	AUD	26/04/2005	1326		21434.35	
CM	EASS15	OS-PUR	AUD	03/05/2005	1523		24784.84	
CM	EASS15	OS-PUR	AUD	03/05/2005	33		537.57	
CM	EASS15	OS-SAL	AUD	10/05/2005	-6		-98.16	
CM	EASS15	OS-SAL	AUD	10/05/2005	-352		-5766.41	
CM	EASS15	OS-SAL	AUD	20/05/2005	-2037		-33925.4	
CM	EASS15	OS-PUR	AUD	03/02/2005	1006		17055.61	
CM	EASS15	OS-PUR	AUD	03/02/2005	43		730.14	
CM	EASS15	OS-SAL	AUD	15/02/2005	-4549		-75446.22	
CM	EASS15	OS-SAL	AUD	17/02/2005	-3463		-59182.32	
CM	EASS15	OS-SAL	AUD	17/02/2005	-3000		-51325.97	
CM	EASS15	OS-SAL	AUD	01/03/2005	-72		-1203.84	
CM	EASS15	OS-SAL	AUD	01/03/2005	-3250		-54418.34	
CM	EASS15	OS-SAL	AUD	04/03/2005	-26		-435.5	
CM	EASS15	OS-SAL	AUD	04/03/2005	-4008		-67213.56	
CM	EASS15	OS-SAL	AUD	08/03/2005	-4		-67.36	
						-21681		-364577.91
CM	EASS16	OS-PUR	AUD	17/05/2005	2080		34254.66	
CM	EASS16	OS-SAL	AUD	17/02/2005	-200		-3422.97	
CM	EASS16	OS-PUR	AUD	14/03/2005	3415		56918.03	
CM	EASS16	OS-PUR	AUD	30/03/2005	1365		22249.45	
CM	EASS16	OS-PUR	AUD	31/03/2005	1225		19930.6	
CM	EASS16	OS-PUR	AUD	15/04/2005	2000		32078.34	
CM	EASS16	OS-PUR	AUD	03/05/2005	1090		17654.79	
						10975		179662.9
CM	EASS19	OS-PUR	AUD	15/02/2005	2560		42481.4	
CM	EASS19	OS-PUR	AUD	14/02/2005	74494		1261503.5	
CM	EASS19	OS-PUR	AUD	14/02/2005	22626		382109.01	
CM	EASS19	OS-PUR	AUD	14/02/2005	18624		314457.72	
CM	EASS19	OS-SAL	AUD	20/05/2005	-31312		-523400.8	
CM	EASS19	OS-SAL	AUD	20/05/2005	-31312		-520276	

CM	EASS19	OS-SAL	AUD	19/05/2005	-125393		-2099107	
CM	EASS19	OS-PUR	AUD	18/05/2005	5682		94757.93	
CM	EASS19	OS-PUR	AUD	13/05/2005	3648		60489.99	
CM	EASS19	OS-PUR	AUD	06/05/2005	7247		117340.28	
CM	EASS19	OS-PUR	AUD	03/05/2005	4991		80961.97	
CM	EASS19	OS-PUR	AUD	29/04/2005	195049		3184186.9	
CM	EASS19	OS-PUR	AUD	28/04/2005	3269		53406.26	
CM	EASS19	OS-PUR	AUD	22/04/2005	4639		74688.32	
CM	EASS19	OS-PUR	AUD	20/04/2005	3939		62378.69	
CM	EASS19	OS-PUR	AUD	18/04/2005	3942		62032.47	
CM	EASS19	OS-PUR	AUD	11/02/2005	123409		2087582.7	
CM	EASS19	OS-PUR	AUD	08/04/2005	3075		49755.51	
CM	EASS19	OS-PUR	AUD	10/02/2005	147679		2503310	
CM	EASS19	OS-PUR	AUD	05/04/2005	3563		57810.72	
CM	EASS19	OS-PUR	AUD	01/04/2005	3297		54435.54	
CM	EASS19	OS-PUR	AUD	30/03/2005	4289		69818.21	
CM	EASS19	OS-PUR	AUD	21/03/2005	2491		41301.98	
CM	EASS19	OS-PUR	AUD	25/02/2005	3249		54089.81	
CM	EASS19	OS-PUR	AUD	18/02/2005	44214		753249.74	
CM	EASS19	OS-PUR	AUD	17/02/2005	80129		1375707.3	
CM	EASS19	OS-PUR	AUD	17/02/2005	2443		41821.77	
CM	EASS19	OS-PUR	AUD	16/02/2005	24586		412659.72	
CM	EASS19	OS-PUR	AUD	15/02/2005	12415		206760.29	
CM	EASS19	OS-PUR	AUD	15/02/2005	37245		619534.44	
						654777		10975848.57
CM	EGPS01	OS-SAL	AUD	26/04/2005	-8904		-143617.8	
CM	EGPS01	OS-SAL	AUD	27/04/2005	-56409		-916938.7	
CM	EGPS01	OS-SAL	AUD	22/04/2005	-66584		-1066782	
CM	EGPS01	OS-PUR	AUD	29/04/2005	17362		282589.41	
CM	EGPS01	OS-PUR	AUD	21/04/2005	1770957		28158216	
						1656422		26313467.71
CM	EPSS01	OS-PUR	AUD	16/02/2005	40303		672420.59	
CM	EPSS01	OS-PUR	AUD	16/02/2005	79697		1337006.5	
CM	EPSS01	OS-SAL	AUD	18/02/2005	-69150		-1172105	
CM	EPSS01	OS-PUR	AUD	25/02/2005	130000		2163974.1	
CM	EPSS01	OS-PUR	AUD	01/03/2005	70000		1175619.7	
CM	EPSS01	OS-PUR	AUD	02/03/2005	100000		1688233.8	
CM	EPSS01	OS-PUR	AUD	03/03/2005	21426		361553.51	
CM	EPSS01	OS-PUR	AUD	03/03/2005	78574		1326331.7	
CM	EPSS01	OS-PUR	AUD	08/03/2005	51000		861111.67	
CM	EPSS01	OS-PUR	AUD	09/03/2005	50107		839386	
CM	EPSS01	OS-PUR	AUD	11/03/2005	50594		841952.21	
CM	EPSS01	OS-PUR	AUD	14/03/2005	75619		1259015.6	
CM	EPSS01	OS-PUR	AUD	15/03/2005	75705		1257420.7	
CM	EPSS01	OS-PUR	AUD	16/03/2005	76296		1274675.7	
CM	EPSS01	OS-PUR	AUD	17/03/2005	51118		849668.31	
CM	EPSS01	OS-PUR	AUD	18/03/2005	51327		855574.98	
CM	EPSS01	OS-PUR	AUD	21/03/2005	76472		1270880.4	
CM	EPSS01	OS-PUR	AUD	22/03/2005	64464		1067541.8	
CM	EPSS01	OS-PUR	AUD	23/03/2005	64269		1049532.6	
CM	EPSS01	OS-PUR	AUD	29/03/2005	64347		1050361.5	
CM	EPSS01	OS-PUR	AUD	01/04/2005	26246		433146.53	
CM	EPSS01	OS-PUR	AUD	04/04/2005	128657		2121623	
CM	EPSS01	OS-PUR	AUD	04/04/2005	33543		553124.55	
CM	EPSS01	OS-SAL	AUD	21/04/2005	-1770957		-28158216	
CM	EPSS01	OS-SAL	AUD	22/04/2005	-376174		-6026905	
CM	EPSS01	OS-SAL	AUD	26/04/2005	-50306		-811415	
CM	EPSS01	OS-SAL	AUD	27/04/2005	-318688		-5180332	
CM	EPSS01	OS-PUR	AUD	10/05/2005	90000		1483851.9	
CM	EPSS01	OS-PUR	AUD	27/01/2005	15000		260517.47	
CM	EPSS01	OS-PUR	AUD	13/05/2005	60000		995541.91	
CM	EPSS01	OS-PUR	AUD	28/01/2005	40000		682275.8	
CM	EPSS01	OS-PUR	AUD	17/05/2005	100000		1641490.8	
CM	EPSS01	OS-PUR	AUD	23/05/2005	150000		2520602.1	
CM	EPSS01	OS-PUR	AUD	02/02/2005	39583		670125.74	

CM	EPSS01	OS-PUR	AUD	03/02/2005	55417		937195.57	
CM	EPSS01	OS-PUR	AUD	07/02/2005	56928		975452.99	
CM	EPSS01	OS-PUR	AUD	07/02/2005	43072		744234.58	
						-475511		-6127529.32
CM	EPSS02	OS-PUR	AUD	24/03/2005	47700		771970.37	
CM	EPSS02	OS-PUR	AUD	13/04/2005	36800		593223.45	
CM	EPSS02	OS-PUR	AUD	25/02/2005	10270		170846.7	
CM	EPSS02	OS-PUR	AUD	15/04/2005	2100		33778.31	
CM	EPSS02	OS-PUR	AUD	21/04/2005	12700		202320.12	
CM	EPSS02	OS-PUR	AUD	31/01/2005	27500		474535.15	
						137070		2246674.1
CM	EPSS03	OS-SAL	AUD	25/01/2005	-6000		-102914.4	
CM	EPSS03	OS-SAL	AUD	30/03/2005	-31500		-512609	
CM	EPSS03	OS-PUR	AUD	24/02/2005	10640		178691.97	
						-26860		-436831.47
CM	EPSS04	OS-SAL	AUD	02/03/2005	-1000		-16718.43	
CM	EPSS04	OS-PUR	AUD	30/03/2005	3000		49020.27	
CM	EPSS04	OS-SAL	AUD	01/03/2005	-2000		-33403.97	
CM	EPSS04	OS-PUR	AUD	04/04/2005	135000		2224870.5	
CM	EPSS04	OS-PUR	AUD	19/04/2005	8000		127510.89	
						143000		2351279.26
CM	EPSS05	OS-PUR	AUD	11/05/2005	5000		82789.5	
CM	EPSS05	OS-PUR	AUD	11/05/2005	15000		248314	
CM	EPSS05	OS-PUR	AUD	10/05/2005	5000		82468.71	
CM	EPSS05	OS-PUR	AUD	09/05/2005	8324		136209.58	
CM	EPSS05	OS-PUR	AUD	09/05/2005	3468		56713.79	
CM	EPSS05	OS-PUR	AUD	09/05/2005	9538		155709.74	
CM	EPSS05	OS-PUR	AUD	09/05/2005	8671		141453.27	
CM	EPSS05	OS-PUR	AUD	06/05/2005	10000		162482.41	
CM	EPSS05	OS-PUR	AUD	18/04/2005	3500		55062.65	
CM	EPSS05	OS-PUR	AUD	06/04/2005	2000		32336.15	
CM	EPSS05	OS-PUR	AUD	04/04/2005	5000		82513.31	
CM	EPSS05	OS-SAL	AUD	18/03/2005	-5000		-83012.97	
CM	EPSS05	OS-SAL	AUD	10/03/2005	-30000		-492947.2	
CM	EPSS05	OS-SAL	AUD	21/02/2005	-1500		-25118.4	
CM	EPSS05	OS-SAL	AUD	18/02/2005	-3000		-51075.08	
CM	EPSS05	OS-PUR	AUD	09/02/2005	5000		85612.65	
CM	EPSS05	OS-PUR	AUD	16/05/2005	2000		32823.75	
CM	EPSS05	OS-PUR	AUD	12/05/2005	2500		41660.23	
						45501		743996.05
CM	EPSS06	OS-PUR	AUD	23/03/2005	24576		401333.66	
CM	EPSS06	OS-PUR	AUD	29/03/2005	22790		372010.16	
CM	EPSS06	OS-PUR	AUD	31/03/2005	18357		297452.23	
CM	EPSS06	OS-PUR	AUD	01/04/2005	8105		133759.53	
CM	EPSS06	OS-PUR	AUD	04/04/2005	41118		678057.87	
CM	EPSS06	OS-PUR	AUD	04/04/2005	10358		170803.56	
CM	EPSS06	OS-PUR	AUD	19/04/2005	65000		1033514.9	
CM	EPSS06	OS-PUR	AUD	05/05/2005	4562		72876.49	
CM	EPSS06	OS-PUR	AUD	19/05/2005	68210		1139107	
CM	EPSS06	OS-PUR	AUD	21/03/2005	29814		495475.85	
CM	EPSS06	OS-PUR	AUD	18/03/2005	18184		303110.94	
CM	EPSS06	OS-PUR	AUD	02/02/2005	12500		211620.44	
CM	EPSS06	OS-PUR	AUD	01/02/2005	13000		221342.32	
CM	EPSS06	OS-PUR	AUD	28/01/2005	10000		170568.95	
CM	EPSS06	OS-PUR	AUD	27/01/2005	16000		277885.29	
CM	EPSS06	OS-PUR	AUD	17/03/2005	18104		300919.34	
CM	EPSS06	OS-PUR	AUD	22/03/2005	14629		242260.33	
CM	EPSS06	OS-PUR	AUD	16/03/2005	27021		451439.28	
CM	EPSS06	OS-PUR	AUD	03/02/2005	17500		295954.72	
CM	EPSS06	OS-PUR	AUD	15/03/2005	26812		445333.37	
CM	EPSS06	OS-PUR	AUD	14/03/2005	26782		445905.88	
CM	EPSS06	OS-PUR	AUD	11/03/2005	17918		298179.62	
CM	EPSS06	OS-PUR	AUD	09/03/2005	17790		298015.78	
CM	EPSS06	OS-PUR	AUD	03/03/2005	39287		663165.87	
CM	EPSS06	OS-PUR	AUD	03/03/2005	10713		180776.75	

CM	EPSS06	OS-PUR	AUD	02/03/2005	30000		506470.14	
CM	EPSS06	OS-PUR	AUD	01/03/2005	30000		503837.01	
CM	EPSS06	OS-PUR	AUD	25/02/2005	50000		832297.72	
CM	EPSS06	OS-SAL	AUD	18/02/2005	-24406		-413686.1	
CM	EPSS06	OS-PUR	AUD	16/02/2005	43169		724208.35	
CM	EPSS06	OS-PUR	AUD	16/02/2005	21831		364231.29	
CM	EPSS06	OS-PUR	AUD	07/02/2005	8615		148857.29	
CM	EPSS06	OS-PUR	AUD	07/02/2005	11385		195080.31	
						749724		12462166.1
CM	EPSS08	OS-PUR	AUD	31/03/2005	17000		274699.6	
CM	EPSS08	OS-PUR	AUD	08/04/2005	10000		162397.84	
CM	EPSS08	OS-PUR	AUD	13/04/2005	5000		80546.92	
CM	EPSS08	OS-PUR	AUD	27/01/2005	5000		86889.87	
CM	EPSS08	OS-PUR	AUD	29/04/2005	10000		163501.22	
CM	EPSS08	OS-PUR	AUD	01/02/2005	8600		146005.51	
CM	EPSS08	OS-PUR	AUD	05/05/2005	15000		240086.5	
CM	EPSS08	OS-PUR	AUD	09/05/2005	10000		162197.23	
CM	EPSS08	OS-PUR	AUD	10/05/2005	10000		164872.43	
CM	EPSS08	OS-PUR	AUD	13/05/2005	10000		165923.66	
CM	EPSS08	OS-PUR	AUD	19/05/2005	15000		252066.1	
CM	EPSS08	OS-PUR	AUD	07/02/2005	4500		77118.96	
CM	EPSS08	OS-PUR	AUD	11/02/2005	5000		84534.15	
CM	EPSS08	OS-PUR	AUD	18/02/2005	5000		84900	
CM	EPSS08	OS-PUR	AUD	21/02/2005	5000		83650	
CM	EPSS08	OS-PUR	AUD	25/02/2005	7000		116529.32	
CM	EPSS08	OS-PUR	AUD	28/02/2005	8500		143068.59	
CM	EPSS08	OS-PUR	AUD	02/03/2005	5000		84057.68	
CM	EPSS08	OS-PUR	AUD	04/03/2005	5000		84458.91	
CM	EPSS08	OS-PUR	AUD	08/03/2005	5000		84509.07	
CM	EPSS08	OS-PUR	AUD	09/03/2005	5000		83960.98	
CM	EPSS08	OS-PUR	AUD	15/03/2005	5000		83035.02	
CM	EPSS08	OS-PUR	AUD	18/03/2005	10000		167413.22	
CM	EPSS08	OS-PUR	AUD	24/03/2005	10000		161996.61	
CM	EPSS08	OS-PUR	AUD	29/03/2005	3000		49290	
						198600		3287709.39
CM	EPSS10	OS-PUR	AUD	20/05/2005	20568		341945.27	
						20,568		341,945
TOTAL						3,052,604		51,011,321
								0
CP	CFSHK	OS-SAL	AUD	18/02/2005	-6730		-114162.1	
CP	CFSHK	OS-SAL	AUD	22/03/2005	-1731		-28285.81	
CP	CFSHK	OS-PUR	AUD	15/04/2005	3828		61630.63	
CP	CFSHK	OS-PUR	AUD	27/04/2005	2730		44476.42	
						-1903		-36340.81
CP	DIAMR	OS-PUR	AUD	18/04/2005	110000		1739036.8	
CP	DIAMR	OS-PUR	AUD	20/04/2005	100000		1585904.9	
						210000		3324941.63
CP	MACSN	OS-PUR	AUD	10/02/2005	2601		44189.21	
CP	MACSN	OS-PUR	AUD	24/02/2005	5461		91711.11	
CP	MACSN	OS-SAL	AUD	16/03/2005	-1956		-32530.16	
CP	MACSN	OS-PUR	AUD	31/03/2005	1966		31938.24	
CP	MACSN	OS-PUR	AUD	31/03/2005	340		5506.3	
CP	MACSN	OS-PUR	AUD	28/04/2005	1278		20882.49	
CP	MACSN	OS-PUR	AUD	06/05/2005	1625		26181.99	
CP	MACSN	OS-PUR	AUD	09/05/2005	7327		119337.89	
CP	MACSN	OS-PUR	AUD	13/05/2005	609		10078.34	
CP	MACSN	OS-PUR	AUD	20/05/2005	282		4695.3	
						19533		321990.71
CP	NOME	OS-SAL	AUD	02/02/2005	-3571		-60146.31	
CP	NOME	DIV	AUD	08/02/2005	0		0	
CP	NOME	OS-SAL	AUD	17/02/2005	-8942		-153095	
CP	NOME	OS-SAL	AUD	28/01/2005	-2639		-44778.74	
CP	NOME	OS-SAL	AUD	23/02/2005	-6172		-103826.2	

CP	NOME	DIV	AUD	23/05/2005	0		0	
CP	NOME	OS-PUR	AUD	14/03/2005	1928		32150.34	
CP	NOME	OS-PUR	AUD	17/03/2005	5889		97937.44	
CP	NOME	OS-PUR	AUD	22/03/2005	4957		81882.17	
CP	NOME	OS-PUR	AUD	05/04/2005	5162		83937.99	
CP	NOME	OS-SAL	AUD	19/04/2005	-4468		-70859.59	
CP	NOME	OS-PUR	AUD	09/05/2005	2149		35213	
						-5707		-101584.94
CP	OSFEQ	OS-PUR	AUD	28/01/2005	9687		165160.44	
CP	OSFEQ	OS-PUR	AUD	10/02/2005	15809		268604.17	
CP	OSFEQ	OS-SAL	AUD	16/03/2005	-87800		-1463626	
CP	OSFEQ	OS-PUR	AUD	31/03/2005	17757		288489.18	
CP	OSFEQ	OS-PUR	AUD	31/03/2005	3076		49815.82	
CP	OSFEQ	OS-SAL	AUD	20/04/2005	-7152		-113255.9	
CP	OSFEQ	OS-PUR	AUD	28/01/2005	8079		139033.57	
CP	OSFEQ	OS-SAL	AUD	21/04/2005	-4789		-75687.52	
CP	OSFEQ	OS-SAL	AUD	10/05/2005	-94394		-1552781	
CP	OSFEQ	OS-PUR	AUD	13/05/2005	17421		288321.66	
						-122306		-2005925.87
CP	UTIND	OS-PUR	AUD	22/03/2005	13900		229034.47	
CP	UTIND	OS-PUR	AUD	03/05/2005	9700		157366.12	
CP	UTIND	OS-PUR	AUD	04/02/2005	8100		138633.12	
						31700		525033.71
CP	WDEQ	OS-SAL	AUD	28/01/2005	-3100		-52576	
						-3100		-52576
CP	WEQC	OS-PUR	AUD	28/01/2005	41271		703658.17	
CP	WEQC	OS-PUR	AUD	10/02/2005	4686		79617.88	
CP	WEQC	OS-PUR	AUD	24/02/2005	36785		617807.26	
CP	WEQC	OS-SAL	AUD	16/03/2005	-3285		-54628.59	
CP	WEQC	OS-PUR	AUD	31/03/2005	21512		349494.81	
CP	WEQC	OS-PUR	AUD	31/03/2005	3727		60358.77	
CP	WEQC	OS-PUR	AUD	28/04/2005	44985		735108.66	
CP	WEQC	OS-PUR	AUD	06/05/2005	30933		498429.5	
CP	WEQC	OS-PUR	AUD	09/05/2005	25482		415066.96	
CP	WEQC	OS-PUR	AUD	13/05/2005	25380		420044.99	
CP	WEQC	OS-PUR	AUD	28/01/2005	34421		592359.81	
CP	WEQC	OS-PUR	AUD	20/05/2005	6033		100449.45	
						271930		4517767.67
CP	WEQI	OS-SAL	AUD	08/02/2005	-143455		-2424390	
CP	WEQI	OS-SAL	AUD	30/03/2005	-41000		-667557.9	
CP	WEQI	OS-SAL	AUD	27/01/2005	-64400		-1121371	
						-248855		-4213318.84
CP	WEQL	OS-SAL	AUD	18/02/2005	-30265		-513351.3	
CP	WEQL	OS-SAL	AUD	22/03/2005	-39021		-637583.7	
CP	WEQL	OS-PUR	AUD	15/04/2005	57082		919086.38	
CP	WEQL	OS-PUR	AUD	27/04/2005	35650		580843.57	
						23446		348994.94
CP	WGRS	OS-SAL	AUD	04/02/2005	-470000		-8033798	
CP	WGRS	OS-SAL	AUD	31/01/2005	-486000		-8325321	
CP	WGRS	OS-SAL	AUD	31/03/2005	-631305		-10199675	
CP	WGRS	OS-SAL	AUD	30/03/2005	-379628		-6173632	
						-1966933		-32732425.73
CP	WPRI	OS-SAL	AUD	01/02/2005	-49300		-836556.4	
CP	WPRI	OS-PUR	AUD	02/02/2005	23000		387977.17	
CP	WPRI	OS-PUR	AUD	03/02/2005	18900		317580.59	
CP	WPRI	OS-PUR	AUD	07/02/2005	21000		361568.13	
CP	WPRI	OS-SAL	AUD	08/02/2005	-262595		-4437856	
CP	WPRI	OS-PUR	AUD	11/02/2005	5500		93191.73	
CP	WPRI	OS-PUR	AUD	14/02/2005	4200		70924.94	
CP	WPRI	OS-PUR	AUD	16/02/2005	27300		457872.14	
CP	WPRI	OS-SAL	AUD	03/03/2005	-51000		-860588.6	
CP	WPRI	OS-SAL	AUD	21/03/2005	-50000		-828200.2	
CP	WPRI	OS-PUR	AUD	27/01/2005	7900		137022.02	
CP	WPRI	OS-SAL	AUD	04/04/2005	-549500		-9034330	
CP	WPRI	OS-PUR	AUD	11/04/2005	32000		514571.69	

CP	WPRI	OS-PUR	AUD	29/04/2005	11000		179558.65	
CP	WPRI	OS-PUR	AUD	05/05/2005	27000		432261.71	
CP	WPRI	OS-PUR	AUD	09/05/2005	33000		539683.51	
CP	WPRI	OS-PUR	AUD	11/05/2005	15000		249695.17	
CP	WPRI	OS-PUR	AUD	16/05/2005	9000		147528.06	
CP	WPRI	OS-PUR	AUD	17/05/2005	9500		155935.92	
CP	WPRI	OS-PUR	AUD	18/05/2005	8200		136669.94	
						-709895		-11815490.83
CP	WPRS	OS-PUR	AUD	25/01/2005	50000		847598.37	
CP	WPRS	OS-PUR	AUD	28/01/2005	371582		6343772.9	
CP	WPRS	OS-PUR	AUD	28/01/2005	65000		1105137.9	
CP	WPRS	OS-PUR	AUD	31/01/2005	10000		170923.98	
CP	WPRS	OS-PUR	AUD	24/01/2005	70000		1188540.6	
						566582		9655973.73
CP	WSEQ	OS-SAL	AUD	04/02/2005	-56000		-957218.4	
CP	WSEQ	OS-SAL	AUD	31/01/2005	-62000		-1062078	
CP	WSEQ	OS-SAL	AUD	31/03/2005	-75452		-1219040	
CP	WSEQ	OS-SAL	AUD	30/03/2005	-45372		-737854	
					-	238,824	-	3,976,190
TOTAL					-	**2,174,332**	-	**36,239,151**
MD	452ARF	TAKEON BAL	AUD	23/05/2005	476400		-	
MD	452AST	TAKEON BAL	AUD	23/05/2005	81700		-	
MD	452CEN	TAKEON BAL	AUD	23/05/2005	168700		-	
MD	452CSF	TAKEON BAL	AUD	23/05/2005	83600		-	
MD	452EMT	TAKEON BAL	AUD	23/05/2005	320901		-	
MD	452FRS	TAKEON BAL	AUD	23/05/2005	39500		-	
MD	452HST	TAKEON BAL	AUD	23/05/2005	215100		-	
MD	452INT	TAKEON BAL	AUD	23/05/2005	438024		-	
MD	452MMF	TAKEON BAL	AUD	23/05/2005	52600		-	
MD	452WEF	TAKEON BAL	AUD	23/05/2005	94500		-	
						1971025		0
MD	452GRS	OS-SAL	AUD	27/01/2005	-10000		-172468	
MD	452GRS	OS-SAL	AUD	28/01/2005	-5800		-98643.74	
MD	452GRS	OS-SAL	AUD	31/01/2005	-9500		-162802.8	
MD	452GRS	OS-SAL	AUD	03/02/2005	-13500		-228928.9	
MD	452GRS	OS-SAL	AUD	24/01/2005	-3900		-66290.52	
MD	452GRS	OS-PUR	AUD	21/04/2005	45000		714928.82	
MD	452GRS	OS-SAL	AUD	15/02/2005	-7000		-116191.6	
MD	452GRS	OS-SAL	AUD	23/02/2005	-18800		-316063.9	
					-	23,500	-	446,461
TOTAL						**1,947,525**	-	**446,461**
	OSFT	OS-SAL	AUD	27/01/2005	-6200		-106862.7	
	OSFT	OS-SAL	AUD	27/01/2005	-101678		-1741740	
	OSFT	OS-SAL	AUD	28/01/2005	-1500		-25965	
	OSFT	OS-PUR	AUD	28/01/2005	4097		70911.26	
	OSFT	OS-SAL	AUD	31/01/2005	-4400		-74541.92	
	OSFT	OS-PUR	AUD	02/02/2005	6640		113105.04	
	OSFT	OS-PUR	AUD	03/02/2005	1227		20601.33	
	OSFT	OS-PUR	AUD	03/02/2005	19937		336793.4	
	OSFT	OS-PUR	AUD	04/02/2005	214		3633.72	
	OSFT	OS-PUR	AUD	04/02/2005	4921		83442.55	
	OSFT	OS-PUR	AUD	07/02/2005	82200		1413771.6	
	OSFT	OS-SAL	AUD	16/02/2005	-104659		-1735533	
	OSFT	OS-PUR	AUD	16/02/2005	12850		213807.7	
	OSFT	OS-SAL	AUD	17/02/2005	-83404		-1388110	
	OSFT	OS-SAL	AUD	18/02/2005	-24724		-422530.7	
	OSFT	OS-SAL	AUD	18/02/2005	-21419		-366395.5	
	OSFT	OS-SAL	AUD	02/03/2005	-1427		-23859.44	
	OSFT	OS-SAL	AUD	02/03/2005	-48970		-819835.5	

OSFT	OS-SAL	AUD	03/03/2005	-57760		-967789.4	
OSFT	OS-SAL	AUD	07/03/2005	-263		-4405.25	
OSFT	OS-SAL	AUD	07/03/2005	-40576		-680351.2	
OSFT	OS-SAL	AUD	09/03/2005	-72		-1212.48	
OSFT	OS-SAL	AUD	09/03/2005	-27240		-458057.6	
OSFT	OS-PUR	AUD	10/03/2005	9600		161173.85	
OSFT	OS-SAL	AUD	11/03/2005	-9		-149.22	
OSFT	OS-SAL	AUD	11/03/2005	-22452		-371240.3	
OSFT	OS-PUR	AUD	11/03/2005	6400		105505.34	
OSFT	OS-SAL	AUD	16/03/2005	-50670		-839868.1	
OSFT	OS-SAL	AUD	17/03/2005	-21515		-358877.1	
OSFT	OS-PUR	AUD	17/03/2005	87800		1198717.3	
OSFT	OS-SAL	AUD	21/03/2005	-200243		-3329558	
OSFT	OS-PUR	AUD	23/03/2005	172		2844.88	
OSFT	OS-SAL	AUD	24/03/2005	-128		-2078.72	
OSFT	OS-SAL	AUD	24/03/2005	-13414		-219029.1	
OSFT	OS-PUR	AUD	26/04/2005	421		6744.42	
OSFT	OS-PUR	AUD	26/04/2005	24092		388275.79	
OSFT	OS-PUR	AUD	27/04/2005	32878		531541.57	
OSFT	OS-PUR	AUD	28/04/2005	32712		533011.56	
OSFT	OS-SAL	AUD	11/05/2005	-184		-3010.24	
OSFT	OS-SAL	AUD	11/05/2005	-10409		-170493	
OSFT	OS-SAL	AUD	11/05/2005	-94394		-1292303	
OSFT	OS-SAL	AUD	13/05/2005	-239134		-3968330	
OSFT	OS-SAL	AUD	19/05/2005	-77		-1283.59	
OSFT	OS-SAL	AUD	19/05/2005	-6138		-101745.7	
OSFT	OS-SAL	AUD	20/05/2005	-31000		-517822.1	
OSFT	OS-SAL	AUD	23/05/2005	-16321		-271778.7	
OSFT	OS-SAL	AUD	23/05/2005	-36150		-602189	
OSFT	OS-SAL	AUD	23/05/2005	-168900		-2812688	
				-	1,109,269	-	18,495,752
TOTAL				-	**1,109,269**	-	**18,495,752**
AIL*356191	OS-PUR	AUD	03/02/2005	1000		16860	
AIL*356191	OS-PUR	AUD	22/03/2005	915		15006	
AIL*356191	OS-PUR	AUD	24/03/2005	1800		29700	
AIL*356191	OS-PUR	AUD	24/03/2005	2400		39600	
AIL*356191	OS-PUR	AUD	31/03/2005	490		7996.8	
AIL*356191	OS-PUR	AUD	08/04/2005	938		15008	
AIL*356191	OS-SAL	AUD	12/04/2005	-350		-5624.5	
AIL*356191	OS-PUR	AUD	19/04/2005	4600		73600	
AIL*356191	OS-PUR	AUD	20/04/2005	250		4030	
AIL*356191	OS-PUR	AUD	28/04/2005	615		10030.65	
					12658		206206.95
AIL*6702388	OS-PUR	AUD	09/02/2005	172		2937.76	
					172		2937.76
AIL*6704387	OS-SAL	AUD	17/02/2005	-200		-3358	
AIL*6704387	OS-SAL	AUD	24/02/2005	-220		-3680.6	
AIL*6704387	OS-SAL	AUD	01/03/2005	-220		3687.2	
AIL*6704387	OS-SAL	AUD	02/03/2005	-1500		-25290	
AIL*6704387	OS-PUR	AUD	03/03/2005	1000		16900	
AIL*6704387	OS-SAL	AUD	07/03/2005	-540		-9109.8	
AIL*6704387	OS-SAL	AUD	08/03/2005	-352		-5931.2	
AIL*6704387	OS-SAL	AUD	18/03/2005	-500		-8360	
AIL*6704387	OS-PUR	AUD	04/04/2005	1500		24735	
AIL*6704387	OS-PUR	AUD	06/04/2005	215		3493.75	
AIL*6704387	OS-PUR	AUD	18/04/2005	600		9576	
AIL*6704387	OS-PUR	AUD	18/04/2005	150		2395.5	
AIL*6704387	OS-PUR	AUD	20/04/2005	1400		22806	
AIL*6704387	OS-PUR	AUD	11/05/2005	1000		16420	
AIL*6704387	OS-SAL	AUD	13/05/2005	-800		-13256	
AIL*6704387	OS-SAL	AUD	18/05/2005	-896		-14846.72	

	637	16,181
TOTAL	**13,467**	**225,326**
GRAND TOTAL	**1,512,918**	**7,670,470**

The Colonial Mutual Life Assurance Society Limited

25 May 2005

Att: the Directors
Farnworth House Pty Ltd
(as trustee of the Farnworth Discretionary Trust)
c/- Level 26, Australia Square
264 George Street
Sydney NSW 2000

Dear Sirs

Exclusivity Agreement

1 Background

We refer to our recent discussions with Warwick Negus and his advisers regarding the acquisition of a minority stake in 452 Capital Pty Limited (the **Company**) by The Colonial Mutual Life Assurance Society Limited or one of its related bodies corporate (**CMLA**) (the **Acquisition**).

Farnworth House Pty Ltd (as trustee of the Farnworth Discretionary Trust) (**Farnworth House**) holds ordinary shares in the Company (**Shares**).

In consideration of the mutual promises contained in this letter, Farnworth House agrees to the terms of this letter as set out below.

2 Exclusivity period

During the period from the date of execution of this letter by Farnworth House up to and including 30 June 2005, CMLA, Farnworth House and their respective advisers will have discussions with each other in good faith with the view to finalising the Acquisition on mutually acceptable terms (**Exclusivity Period**).

3 No solicitation

During the Exclusivity Period, Farnworth House must:

(a) ensure that it, Warwick Negus, their advisers, the Company and their associates, do not, except with the prior written consent of CMLA, directly or indirectly:

(1) solicit, encourage or initiate any negotiations or discussions (including by way of providing information about the Company to any person);

(2) participate in negotiations or discussions whether arising at their initiation or as a result of an unsolicited approach by a third party;

(3) solicit, initiate or permit any party other than CMLA to undertake due diligence investigations on the Company or its business; or

(4) communicate any intention to do any of the things described in (1) to (3) above,

with respect to any expression of interest, offer or proposal by any person other than CMLA in relation to the acquisition of an interest in all or any of the shares in the Company (**Shares**);

(b) ensure that it does not dispose of, or grant or create a relevant interest in, all or any of the Shares held by them, or of part of the rights attaching to the Shares held by them or an interest in a Share held by them, including, but not limited to, by way of sale, transfer, assignment, trust, charge, mortgage or option; and

(c) notify CMLA, and procure the notification by the Company to CMLA, immediately if it, Warwick Negus or the Company become aware of any negotiations or discussions, any approach or attempt to initiate any negotiations or discussions, or any request to undertake due diligence investigations in respect of any expression of interest, offer or proposal whether unsolicited or otherwise) of the kind referred to in paragraph (a) above.

4 Confidentiality

The parties to this letter acknowledge that disclosure of it may be required by law or the ASX Listing Rules. Subject to those obligations, the parties agree to keep the subject matter of the letter and the discussions confidential.

5 Governing law

This letter is legally binding and is governed by the laws of New South Wales. It may be terminated by the written agreement of the parties.

Signed by

The Colonial Mutual Life Assurance Society Limited
by its attorney:

Stuart Grimshaw, Director

We agree to the terms of the letter as set out above.

Signed on 25th May 2005 by

Farnworth House Pty Ltd
(as trustee of the Farnworth Discretionary Trust)
by its attorney:

Warwick Negus, Director



Westfield Group
Level 24, Westfield Towers
100 William Street
Sydney NSW 2011
GPO Box 4004
Sydney NSW 2001
Australia
Telephone 02 9358 7000
Facsimile 02 9358 7077
Internet www.westfield.com

26 May 2005

The Manager
Company Announcements Office
Australian Stock Exchange Limited
Level 4, Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam

RE: WESTFIELD GROUP (ASX:WDC)
ISSUE OF STAPLED SECURITIES PURSUANT TO EXERCISE OF OPTIONS

Please be advised that 580,151 ordinary stapled securities (the "New Securities") have been issued as a consequence of the exercise of options held by Deutsche Bank AG.

The New Securities will rank for distributions from 1 January 2005 and will rank equally with other stapled securities currently on issue.

Yours faithfully
WESTFIELD GROUP

Simon Tuxen
Company Secretary

encl

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

**New issue announcement,
application for quotation of additional securities
and agreement**

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

Westfield Group

ABN

Westfield Holdings Limited ABN 66 001 671 496 Westfield Trust ARSN 090 849 746 Westfield America Trust ARSN 092 058 449

We (the entity) give ASX the following information.

Part 1 - All issues
You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary stapled securities
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	580,151
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Same terms as existing ordinary stapled securities.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes.
5	Issue price or consideration	$8,000,000
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	The stapled securities were issued as a consequence of the exercise of unquoted options issued to Deutsche Bank AG.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	26 May 2005

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
1,710,896,962	Ordinary stapled-securities

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	684,900 28,089,524 1,183,600	Options (Deutsche Bank) Options (Westfield America Trust) Options (Executive)

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	There will be no change in distribution policy

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	N/A
12	Is the issue renounceable or non-renounceable?	N/A
13	Ratio in which the +securities will be offered	N/A
14	+Class of +securities to which the offer relates	N/A
15	+Record date to determine entitlements	N/A
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	N/A
17	Policy for deciding entitlements in relation to fractions	N/A
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	N/A
19	Closing date for receipt of acceptances or renunciations	N/A

+ See chapter 19 for defined terms.

20	Names of any underwriters	N/A
21	Amount of any underwriting fee or commission	N/A
22	Names of any brokers to the issue	N/A
23	Fee or commission payable to the broker to the issue	N/A
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A
25	If the issue is contingent on +security holders' approval, the date of the meeting	N/A
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A
28	Date rights trading will begin (if applicable)	N/A
29	Date rights trading will end (if applicable)	N/A
30	How do +security holders sell their entitlements *in full* through a broker?	N/A
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	N/A

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A
33	+Despatch date	N/A

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☑ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	N/A
39	Class of +securities for which quotation is sought	N/A
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	N/A
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	N/A

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)	N/A	N/A

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: (Company secretary) Date: 26 May 2005

Print name: Simon Julian Tuxen

== == == == ==

+ See chapter 19 for defined terms.


RECEIVED
2006 SEP 18 A 11:14
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

GPT

GENERAL PROPERTY TRUST

General Property Trust
Stock Exchange Announcement &
Media Release

RESPONSE TO QUESTIONS FROM MAJOR INVESTORS

25 May 2005

The Internalisation Proposal scheduled for a unitholder vote on 2 June 2005 has stimulated a number of questions from some of GPT's major investors. Attached is a collation of those questions and GPT's responses, an edited version of which has been provided to those major investors.

ENDS

Enquiries

For further information please contact:
Nic Lyons
Chief Executive Officer
General Property Trust
0401 719 899

Martin Debelle /Graham Canning
Cannings
(02) 9252 0622

A prospectus for GPT Management Holdings Limited (***GPTCo***) shares was lodged with the Australian Securities and Investments Commission on 2 May 2005. The offers of the GPTCo shares will be made in, or accompanied by, a copy of the prospectus. Anyone wishing to acquire the GPTCo shares must be a member of General Property Trust (ARSN 090 110 357) on the record date specified in the prospectus.



GENERAL PROPERTY TRUST

Addressing specific questions raised by certain investors and commentators

GPT Management Limited ABN 94 000 335 473 as Responsible Entity and Trustee of General Property Trust ABN 58 071 755 609

Level 4
30 The Bond
30 Hickson Road
Millers Point NSW 2000
Australia

GPT Unitholder Service Centre
Freecall 1800 025 095
Facsimile 02 9383 8146
GPT@lendlease.com.au

www.gpt.com.au

Since receiving an unsolicited merger proposal from Lend Lease just over a year ago, GPT's independent directors and management team have been focused at all times on working for the interests of unitholders as a whole.

In the course of briefing our owners, we have addressed a number of questions concerning the information provided in the Explanatory Memorandum released to unitholders on 2 May 2005. In order to provide a comprehensive summary of the issues raised, key points are included below.

1. Why higher growth is desirable

In recent years, GPT has consciously sought to broaden its scope to address investor feedback that GPT needed to generate higher growth while maintaining an appropriate risk profile. As a result, GPT has diversified into investments in bulky good centres (Homemaker portfolio), hotels and master planned urban communities over the period since 2001 and is now proposing the Internalisation accompanied by the Joint Venture and Asset Sales.

As you are aware, GPT has had ongoing, frequent consultation with investors, in the period since the LLC merger proposal failed to gain GPT unitholder support. This revealed a clear consensus that enhanced growth (as well as internalisation) was a requirement for any counter proposal.

In addition, investors will recall that GPT has recently been subject to an undervalued, unsolicited takeover offer by Stockland and the Independent Directors believed it was critical to put forward a proposal that would make GPT competitive within the LPT sector on an ongoing basis and end the climate of uncertainty surrounding GPT without preventing any development of future takeover bids at appropriate values and with risk profiles commensurate with GPT's investment philosophy.

The Internalisation Proposal as a whole is estimated to create $880m of value for unitholders in the short term, the vast majority of which is attributed to the Joint Venture and Asset Sales[1]. It also provides GPT with a platform from which to increase significantly the rate of growth in earnings and distributions whilst preserving GPT traditional strengths and its essential character as a vehicle at the lower end of the risk spectrum for LPTs.

2. Appropriate risk management mechanisms have been incorporated

While GPT has been focused on establishing a new growth platform, GPT has been equally concerned to implement appropriate risk management measures. Those measures include the following:

- the majority of the investments of the Joint Venture will be in defensive, income-producing assets (typically backed by long-term leases to creditworthy tenants), or in low volatility assets with upside potential (such as the German residential apartments with long tenant histories);
- investments must be capable of being held for up to 10 years;
- debt-funding of the Joint Venture investments will be long-term and non-recourse, appropriately hedged against interest rate and currency fluctuation;
- GPT's investment in the Joint Venture will be capped at 15% of GPT's total assets;
- GPT's investment in the Joint Venture is predominantly based around the $700 million investment in 9% return preferred capital which ranks ahead of the Joint Venture's ordinary capital; and
- GPT will have final veto rights over any investments proposed to the Joint Venture.

3. Why the Joint Venture terms strike a reasonable balance

GPT rejects any suggestion that the Joint Venture terms are unfair to GPT or unduly generous to Babcock and Brown ("B&B"). GPT went to great lengths in negotiating a necessarily robust and detailed joint venture with B&B so as to create an appropriate balance between the risk/return position deemed desirable by GPT and the need to ensure that significant incentives were in place for B&B to deliver an appropriate quality and quantity of opportunities to the joint venture from its global real estate platform.

---

[1] Implied value creation based on internalisation uplift of 13 cents per GPT unit and joint venture/asset sales uplift of 31 cents per GPT unit being the mid-point of the ranges determined by the independent expert, Grant Samuel & Associates, report dated 2 May 2005.

Our solution requires B&B to commit $100m of equity capital to a joint venture rather than act as a traditional external fund manager earning base management and performance fees.

B&B's disproportionate ordinary equity interest (equivalent to a one-off 17% goodwill factor) in the joint venture has attracted attention. Again the appropriate equity investment was the subject of careful consideration by the Independent Directors, GPT management and their advisors. In summary it recognises and compensates B&B for:

→ providing GPT with a 5 month option over the initial portfolio of c.$1.4 billion of assets

→ agreeing to sell assets to the joint venture at a $35m discount to independent assessed valuation

→ providing a first right to the joint venture to provide equity capital for any property acquisition identified by B&B across the globe, where B&B is raising third party Australian capital from listed or wholesale investors

→ access to B&B's real estate expertise and deal sourcing capability around the world – without any obligation to contribute to the overheads of that business

→ providing world class expertise in structuring and financing real estate transactions which enhance the joint venture's investments by mitigating risks and/or improving returns

→ underwriting the delivery of an acquisition pipeline which is intended to see the joint venture fully invested by 31 December 2006 and generate an uplift in distributions of 1.0cpu in CY2005 and 2.75cpu in CY2006

After working closely with the B&B team for over six months, we are confident that the joint venture will exceed our expectations and endure over the long term because it offers strong strategic and financial benefits to both parties. In addition, GPT procured protections for unitholders in the form of rights to terminate the joint venture after three years in the event that GPT has not received a required weighted average minimum total return of 10% across its preferred capital and ordinary equity investment in the joint venture. If under such circumstances GPT chose to terminate the joint venture, B&B may forfeit its "uplift" in the ordinary equity on a winding up.

We also note that it has been suggested that these termination provisions can be characterised as a "poison pill" however in fact these provisions are designed to protect GPT unitholders' capital and take effect at market value.

4. Fees potentially payable by the Joint Venture to B&B are comparable with accepted LPT standards

The basic principle enshrined in the joint venture agreement is that both parties will be remunerated at market rates for genuine third party transaction related services. There is no fee leakage to either party for ongoing asset or property management.

The most contentious and misunderstood component of the fee arrangements is the maximum 5% cap on advisory fees. The key points to note here are:

→ this cap was put in place to incentivise B&B (or GPT) to source acquisitions at or below independently assessed market value

→ GPT will select and instruct independent valuers in all cases – as was the case with the initial portfolio of assets. GPT will also be strengthening its management platform with key appointments in both Australia and Europe to assess, in conjunction with B&B, investment opportunities and determine the ongoing strategic direction of the Joint Venture

→ where acquisitions are acquired at market value, fees payable to B&B will be limited to a 1% fixed advisory fee and a debt arranging fee at market rates (typically 40 to 50 BP on debt arranged) where these services are performed by B&B. Unlike most externally managed LPTs there will not be additional leakage in the form of base management fees, sponsor's fees etc

→ where acquisitions are acquired below market value, the 5% cap will be inclusive of all fees for services provided by B&B. Our review of standard fees charged by externally managed vehicles, indicates that over say a three year period total fee leakage suffered would typically amount to between 3 and 4% of total asset value[2]. On this basis, if the maximum cap is applicable the effective mark-up to B&B is, in fact, between 1 and 2%

[2] Assuming standard fees charged by external LPT managers, eg sponsors fees of 80BP at IPO, acquisition and due diligence fees of 100BP and 25BP, respectively, on all asset acquisitions, annual base management fees of 45BP and debt arranging fees of 50BP.

→ unlike most externally managed LPTs with offshore assets which typically acquire assets via public auctions or from their joint venture partners, the joint venture expects to benefit from sourcing acquisitions off-market and via established local relationships providing it with real potential to acquire assets at below independent, open market value

→ ultimately all acquisitions will be subject to due diligence and a right of veto in favour of GPT. Where GPT does not believe the acquisition terms net of proposed fees are sufficiently attractive, it has the capacity to seek improved terms by seeking lower fees or to reject the opportunity.

5. Quality of Joint Venture properties and use of 'financial engineering'

Certain commentators have suggested that the yields of the Joint Venture properties are 'unremarkable' and that the EPU uplift is derived from 'financial engineering' such as the positive borrowing spread and the conversion of Australian dollar debt to Euro denominated debt.

GPT believes these criticisms are misplaced and re-states that the yields quoted in the Explanatory Memorandum are net of outgoings, repairs and maintenance and (in the case of the residential assets) discretionary, earnings accretive modernisation capex and the yields are in fact significantly higher than comparable yields available on Australian properties.

These are strong investments, with long term stable cash flows with net yields well above the cost of debt in Europe. This is in fact a desirable characteristic for any property investment rather than a "financially engineered" outcome. In addition, GPT intends to match its investment in the joint venture with Euro denominated debt to minimise A$ NTA volatility for our investors.

6. GPT considered a broad range of alternative strategies and partners

Since May 2004, GPT has constantly reviewed its alternatives. This involved consideration of a broad range of alternative strategies and partners. As disclosed in section 2.4 of the Explanatory Memorandum, GPT had discussions with several parties, including Lend Lease.

The Independent Directors have unanimously recommended the current proposal in light of all likely alternatives. We believe the recommended proposal strikes a sensible balance between the desire for higher growth and taking on additional risk whilst offering the potential both independently (and via the joint venture) to develop a broader platform and expertise in funds and asset management within Australia and overseas. This will benefit GPT as an organisation over the long term and permits significant opportunities and benefits to be realised.

7. Information on ADFML (New RE)

The Explanatory Memorandum set out considerable information on ADFML. In substance, as the new responsible entity of GPT, ADFML (which will become GPT RE Ltd) will have the same Board of Directors, the same senior management team (led by Nic Lyons), the same "responsible officers" and the same resources as the current responsible entity (GPTML) has. GPT conducted appropriate due diligence on ADFML and satisfied itself that this is an appropriate vehicle to become the new responsible entity. ASIC has made an offer to grant a license which is conditional on unitholder approval of the Internalisation Proposal.

8. Impact of the transaction on GPT's gearing

GPT's gearing at December 2004 was 29.7%. On a pro forma basis, this will increase marginally to 31.5% if the proposal is implemented, which remains at the lower end of GPT's stated target gearing range.

There has been much discussion concerning the "see through" gearing of GPT following the transaction. GPT has disclosed gearing on a "see through" basis in the interests of transparency, however we do not believe it represents the most appropriate measure of GPT's financial risk given:

→ underlying asset level debt in the Joint Venture properties is non-recourse and asset specific (ie. it is not cross collateralised to other joint venture assets)

- → the gearing of the joint venture when measured in terms of interest cover is more closely comparable to GPT's core Australian portfolio given the very significant spread between asset yields and the cost of Euro denominated debt
- → asset level debt will typically be fixed rate or be swapped into fixed rates
- → GPT holds the majority of its investment in the joint venture via preferred capital which ranks ahead of ordinary equity.

9. Structure of resolutions

GPT has been criticised for the way in which the resolutions have been structured. We make the following points:

- → unitholder approval is not required for the Joint Venture and Asset Sales either by law or ASX listing rules – in fact GPT could have chosen to enter into these arrangements without unitholder approval
- → in the interests of transparency and unitholder choice, GPT's Independent Directors wanted to clarify that while the resolutions pertained to the Internalisation, a 'yes' vote would result in the Joint Venture and Asset Sales also being implemented
- → the package of the internalisation, joint venture and assets sales was the outcome of a robust, drawn out commercial negotiation between the relevant parties. This package has been unanimously recommended by GPT's Independent Directors and endorsed by the independent expert as being in the interests of GPT unitholders talking into account all other alternatives.

10. Sale of assets to Westfield

Prior to negotiating the joint venture with B&B and the asset sales to Westfield, GPT's Independent Directors faced two developments that they judged to be sub-optimal for the interests of GPT's unitholders. The first development was the undervalued bid by Stockland creating an unacceptable risk profile. The second was GPT's awareness of market speculation concerning negotiations, initiated by Lend Lease with Westfield, to assist Lend Lease to make a further bid for GPT under which if Lend Lease gained control of GPT, it would sell assets to Westfield.

The Board of GPT believed that its primary task should be to develop a proposal for GPT that was viable in its own right over the long term so as to optimise the GPT unit price. This led to negotiations with B&B – part of which required engagement with Westfield and resulted in the joint venture proposal with B&B and the asset sales to Westfield subject to unitholder approval of the Internalisation Proposal.

It had the clear benefit of:

1) providing a market benchmark with the existing Stockland proposal and creating 'market tension' for any other possibilities under consideration by third parties; and

2) not precluding the development of any superior offer for the whole GPT entity.

As GPT has outlined in the Explanatory Memorandum, GPT required a funding source for their investment in the Joint Venture and chose to sell partial interests in 3 retail assets to address this issue. Additional debt would have lifted GPT's gearing to an unacceptable level and issuing $900m of equity would have been dilutive to existing unitholders and totally impractical given the prevailing uncertainty surrounding GPT's future.

Agreeing the Asset Sales with Westfield allowed GPT to maintain moderate gearing by re-directing the proceeds to a higher yielding investment in the form of the Joint Venture.

In the course of negotiating the proposed asset sales to Westfield, Westfield formally advised that, these negotiations were totally independent from its investment in GPT, and that they reserved their right to vote, as they thought fit, on resolutions, relating to the Internalisation Proposal.

11. The LLC alternative

As the Directors have previously announced to the market, GPT does not believe that the LLC alternative is a genuine proposal as the intended form and structure of the LLC alternative remains unclear. It raises numerous unanswered questions about the ongoing Board and management structure of GPT and lacks a clear strategy for

growth. For example, the possibility of an inherent conflict of interest between the interests GPT and LLC investors in this respect concerns GPT's independent directors. In combination, these factors raise concerns about instability going forward for GPT.

Finally, GPT's independent directors consider the LLC alternative is inferior in value terms, a fact supported by the opinion of the Independent Expert, which has concluded that the Joint Venture and Asset Sales add value of approximately 31 cents per unit which would not be available to unitholders under the LLC alternative[3].

The Future

GPT's Independent Directors unanimously re-affirm their support for the proposed internalisation because it creates a viable stand-alone entity for the future that will significantly increase value, provide a clear strategy for growth and ensure long term stability of Board and Management. I encourage you to vote 'yes' at the GPT unitholder meeting to be held on June 2, 2005. A supportive vote will herald a new, re-invigorated and rewarding era for GPT with a highly motivated Board, and talented management and staff exclusively committed to looking after your interests.

The new GPT will have a fundamental commitment to adding Value by providing attractive risk-adjusted returns for its owners while at the same time respecting and applying the inclusive Values which will underpin its dealings with all its stakeholders, be they owners, management and staff, partners and all the communities we serve.

We hope your trust will be the result.

Please don't hesitate to contact Nic or myself if you wish to discuss this letter of any aspect of the Proposal.

Yours sincerely,

Peter Joseph
Chairman

[3] Based on the mid-point of the ranges determined by the independent expert, Grant Samuel & Associates, report dated 2 May 2005.

Australian Securities &
Investments Commission

BN89 03883
Express Posted 18/5/05

Form 484
Corporations Act 2001

Change to company details

Sections A, B or C may be lodged independently with this signed cover page to notify ASIC of:

A1 Change of address
A2 Change of name - officeholders or members
A3 Change - ultimate holding company

B1 Cease company officeholder
B2 Appoint company officeholder
B3 Special purpose company

C1 Cancellation of shares
C2 Issue of shares
C3 Change to share structure
C4 Changes to the register of members

If there is insufficient space in any section of the form, you may photocopy the relevant page(s) and submit as part of this lodgement

Company details

Refer to guide for information about corporate key

Company name
Westfield Holdings Limited

ACN/ABN
66 001 671 496

Corporate key
09623128

Lodgement details

Who should ASIC contact if there is a query about this form?

Name
Graeme Blackett

ASIC registered agent number (if applicable)
16234

Telephone number
02 9358 7967

Postal address
GPO Box 4004
Sydney NSW 2001

Total number of pages including this cover sheet

Please provide an estimate of the time taken to complete this form.
hrs mins

Signature

This form must be signed by a current officeholder of the company.

I certify that the information in this cover sheet and the attached sections of this form are true and complete.

Name
Simon Julian Tuxen

Capacity
[ ] Director
[X] Company secretary

Signature

Date signed
13/05/05
[D D] [M M] [Y Y]

Lodgement

Send completed and signed forms to:
Australian Securities and Investments Commission,
PO Box 4000, Gippsland Mail Centre VIC 3841.

Or lodge the form electronically by visiting the ASIC website
www.asic.gov.au

For help or more information
Telephone 03 5177 3988
Email info.enquiries@asic.gov.au
Web www.asic.gov.au

Section C completion guide

Standard share codes
Refer to the following table for the share class codes for sections C1, C2, C3 and

Share class code	Full title	Share class code	Full title
A	A	PRF	preference
B	B ...etc	CUMP	cumulative preference
EMP	employee's	NCP	non-cumulative preference
FOU	founder's	REDP	redeemable preference
LG	life governor's	NRP	non-redeemable preference
MAN	management	CRP	cumulative redeemable preference
ORD	ordinary	NCRP	non-cumulative redeemable preference
RED	redeemable	PARP	participative preference
SPE	special		

If you are using the standard share class codes you do not need to provide the full title for the shares, just the share class code.

If you are not using the standard share class code, enter a code of no more than 4 letters and then show the full title.

Sections to complete
Use the table below to identify the sections of this form to complete (please indicate the sections that have been completed). Completion of this table is optional.

	C1 - Cancellation of shares	C2 - Issue of shares	C3 - Change to share structure table	C4 - Change to members register
Issue of shares				
☐ Proprietary company	Not required	✓	✓	✓
Public company				
☐ if in response to the Annual company statement	Not required	✓	✓	✓
☒ if not in response to the Annual company statement	Not required	✓	Not required	Not required
Cancellation of shares				
☐ Proprietary company	✓	Not required	✓	✓
Public company				
☐ if in response to the Annual company statement	✓	Not required	✓	✓
☐ if not in response to the Annual company statement	✓	Not required	Not required	Not required
Transfer of shares				
☐ Proprietary company	Not required	Not required	Not required	✓
Public company				
☐ if in response to the Annual company statement	Not required	Not required	Not required	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required
Changes to amounts paid				
☐ Proprietary company	Not required	Not required	✓	✓
Public company				
☐ if in response to the Annual company statement	Not required	Not required	✓	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required
Changes to beneficial ownership				
☐ Proprietary company	Not required	Not required	Not required	✓
Public company				
☐ if in response to the Annual company statement	Not required	Not required	Not required	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required

To notify ASIC about a division or conversion of a class of shares, you must lodge a form 211 within 28 days of the change occurring.

To notify ASIC about a conversion of shares into larger or smaller numbers, you must lodge a form 2205B within 28 days of the change occurring.

C1 Cancellation of shares

Reason for cancellation
Please indicate the reason that shares have been cancelled (select one or more boxes)

Redeemable preference shares — S.254J
- [ ] Redeemed out of profits
- [ ] Redeemed out of proceeds of a fresh issue of shares

Capital reduction — S.256A - S.256E
- [ ] Single shareholder company
- [ ] Multiple shareholder company. A Form 2560 must be lodged before a capital reduction takes place

Share buy-back. — ss.257H(3)
- [ ] Minimum holding buy-back by listed company
- [ ] Other buy-back type. A form 280 or 281 must be lodged at least 14 days, and no more than 1 year before the share buy-back can take place

- [ ] Forfeited shares — S.258D

Shares returned to a public company — ss.258E(2) & (3)
- [ ] Under section 651C, 724(2), 737 or 738
- [ ] Under section 1325A (court order)

- [ ] Other

Description

Give section reference

Details of cancelled shares

List the details of shares cancelled in the following table

Share class code	Number of shares cancelled	Amount paid (cash or otherwise)

Earliest date of change
Please indicate the earliest date that any of the above changes occurred.

[D D] / [M M] / [Y Y]

C2 Issue of shares

List details of new share issues in the following table.

Share class code	Number of shares issued	Amount paid per share	Amount unpaid per share
ORD	1,018,663	$4.58	nil

Earliest date of change

Please indicate the earliest date that any of the above changes occurred

1 0 / 0 5 / 0 5

[D D] [M M] [Y Y]

If shares were issued for other than cash, were some or all of the shares issued under a written contract?

☐ Yes

if yes, proprietary companies must also lodge a Form 207Z certifying that all stamp duties have been paid. Public companies must also lodge a Form 207Z and either a Form 208 or a copy of the contract.

☐ No

if no, proprietary companies are not required to provide any further documents with this form. Public companies must also lodge a Form 208.

C3 Change to share structure

Where a change to the share structure table has occurred (eg. as a result of the issue or cancellation of shares), please show the updated details for the share classes affected. Details of share classes not affected by the change are not required here.

Share class code	Full title if not standard	Total number of shares (current after changes)	Total amount paid on these shares	Total amount unpaid on these shares

Earliest date of change

Please indicate the earliest date that any of the above changes occurred

[D D] [M M] [Y Y]

☐☐/☐☐/☐☐

Lodgement details

Is this document being lodged to update the Annual Company Statement that was sent to you?

☐ Yes

☒ No

C4 Changes to the register of members

Use this section to notify changes to the register of members for your company (changes to the shareholdings of members):

- If there are 20 members or less in a share class, all changes need to be notified
- If there are more than 20 members in a share class, only changes to the top twenty need be notified (s178B)
- If shares are jointly owned, you must also provide names and addresses of all joint owners on a separate sheet (annexure), clearly indicating the share class and with whom the shares are jointly owned

The changes apply to
Please indicate the name and address of the member whose shareholding has changed

☐ Family name ______ Given names ______

OR

☐ Company name ______

ACN/ARBN/ ABN ______

Office, unit, level, or PO Box number ______

Street number and Street name ______

Suburb/City ______ State/Territory ______

Postcode ______ Country (if not Australia) ______

Earliest date of change
Please indicate the earliest date that any of the following changes occurred.

Date of change
☐☐/☐☐/☐☐
[D D] [M M] [Y Y]

The changes are

Share class code	Shares increased by ... (number)	Shares decreased by ... (number)	Total number now held	*Total $ paid on these shares	*Total $ unpaid on these shares	Fully paid (y/n)	Beneficially held (y/n)	Top 20 member (y/n)

* Public companies are not required to provide these details

Date of entry of member's name in register
(New members only)

Date of entry
☐☐/☐☐/☐☐
[D D] [M M] [Y Y]

C4 Continued... Further changes to the register of members

Use this section to notify changes to the register of members for your company (changes to the shareholdings of members):

- If there are 20 members or less in a share class, all changes need to be notified
- If there are more than 20 members in a share class, only changes to the top twenty need be notified (s178B)
- If shares are jointly owned, you must also provide names and addresses of all joint owners on a separate sheet (annexure), clearly indicating the share class and with whom the shares are jointly owned

The changes apply to
Please indicate the name and address of the member whose shareholding has changed

☐ Family name ______ Given names ______

OR

☐ Company name ______

ACN/ARBN/ ABN ______

Office, unit, level, or PO Box number ______

Street number and Street name ______

Suburb/City ______ State/Territory ______

Postcode ______ Country (if not Australia) ______

Earliest date of change
Please indicate the earliest date that any of the following changes occurred.

Date of change
[D D] / [M M] / [Y Y]

The changes are

Share class code	Shares increased by ... (number)	Shares decreased by ... (number)	Total number now held	*Total $ paid on these shares	*Total $ unpaid on these shares	Fully paid (y/n)	Beneficially held (y/n)	Top 20 member (y/n)

* Public companies are not required to provide these details

Date of entry of member's name in register
(New members only)

Date of entry
[D D] / [M M] / [Y Y]

MULTIPLEX

Multiplex Limited
(ABN 96 008 687 063)

18 May 2005

The Manager
Company Announcements Office
Australian Stock Exchange Limited
20 Bridge Street
SYDNEY
NSW 2000

Dear Madam

MULTIPLEX GROUP ANNOUNCES SALE OF INTEREST IN WHITE CITY

R&M Investments a 50:50 JV between Multiplex and Aldersgate, (and the parties in their individual capacity) have agreed to sell their 25% interest in the UK White City development project to Westfield for £65 million.

The sale of Multiplex's (12.5%) minority interest will enable Multiplex to concentrate on its significant development pipeline in the UK. Multiplex's preference is not to hold small minority interests in assets except in circumstances where it has a role as asset manager and fund manager.

As part of the sale, the £220 million project retention will be released to Multiplex and Aldersgate. These funds will be applied to the refinancing of the Duelguide debt and expedite the asset split with Westfield. The profit to Multiplex on the sale of the project interest is expected to be circa £10 million and will partially offset the interest costs incurred between the acquisition date in November 2004 and the refinancing of the Duelguide debt which will occur on the completion of this sale.

The extent of any impact of this transaction on Multiplex Group's full year 2005 accounts needs to be considered in conjunction with accounting for the Duelguide transaction as a whole. Multiplex is planning to announce updated forecast guidance for the full year 2005 accounts around 31 May 2005, by which time all areas of the Groups activities including the impact of the Duelguide acquisition will have been reviewed. If it becomes practicable to provide earnings guidance prior to that date Multiplex will do so.

Multiplex will remain as construction contractor for the White City project.

Multiplex Group stapled securities trade on the Australian Stock Exchange under the symbol "MXG".

Yours faithfully

Mark Wilson
Company Secretary
Multiplex Limited

For further information, please contact:

Investor Relations
Peter Murphy
Director – Listed Property Trust & Communications
+61 2 9256 5086

Media
Mathew Chandler
Group Manager – Communications
+61 2 9256 5115

18 May 2005

Westfield

Westfield Group
Level 24, Westfield Towers
100 William Street
Sydney NSW 2011
GPO Box 4004
Sydney NSW 2001
Australia

Telephone 02 9358 7000
Facsimile 02 9358 7077
Internet www.westfield.com

The Manager
Company Announcements Office
Australian Stock Exchange Limited
Level 4, Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam

RE: WESTFIELD GROUP (ASX:WDC)
WESTFIELD PURCHASES ADDITIONAL 25% IN WHITE CITY DEVELOPMENT IN THE UNITED KINGDOM

A media release in relation to the above is attached.

Yours faithfully
WESTFIELD GROUP

Simon Tuxen
Company Secretary

encl



18 May 2005

WESTFIELD PURCHASES ADDITIONAL 25% INTEREST IN WHITE CITY DEVELOPMENT IN THE UNITED KINGDOM


media release

The Westfield Group (ASX: WDC) announced today that it has reached agreement with its co-holders in Duelguide plc (Multiplex Group (ASX: MXG) and companies affiliated with the Reuben Brothers) whereby Westfield will purchase an additional 25% interest in White City for £65 million. This will increase Westfield's ownership of the White City development to 50% on project completion. Westfield acquired its initial 25% interest as part of the Duelguide/Chelsfield acquisition in December, 2004.

After purchasing this additional 25% interest and including additional costs to the project due to design enhancement initiatives, Westfield's investment in White City is expected to be £850 million to £870 million including the cost of acquiring Westfield's 50% interest for £130 million. The initial yield is expected to be in the range of 5.75% to 6.0%. Westfield will fund its share of the development cost (£720 million - £740 million) only on completion of the project, expected to be in the first half of 2008.

In a separate transaction, Westfield has been appointed development manager and leasing agent for the White City project and on completion, the long-term shopping centre and asset manager. This appointment was agreed with Commerz Grundbesitz Investment GmbH (CGI), (on behalf of Hausinvest Europa, Germany's largest open-ended property fund), the owner of the remaining 50% interest in the project and responsible for funding the development costs.

The White City project is a super regional shopping centre development located in inner West London. Upon completion in the first half of 2008, the centre will have approximately 150,000 square metres of retail and leisure space, making it the largest shopping centre in greater London. Multiplex is the builder for the White City project.

ENDS

The Westfield Group is an internally managed, vertically integrated, shopping centre group undertaking ownership, development, design, construction, funds/asset management, property management, leasing and marketing activities and employing in excess of 4,000 staff worldwide.

It has investment interests in 126 shopping centres in Australia, New Zealand, United States and United Kingdom, with a total value in excess of A$41.6 billion (US$32.0 billion / £17.1 billion).

Westfield manages and has investment interests in a portfolio of 8 shopping centres and 4 development sites in the UK with a value in excess of £2 billion. Within this existing portfolio, Westfield has potential developments of approximately £2.5 billion. Its UK joint venture partners include Hermes Property Asset Management and now Commerz Grundbesitz Investment GmbH (CGI).

The Westfield Group is the largest retail property group in the world by equity market capitalisation and the eighth largest entity listed on the Australian Stock Exchange.

westfield.com
Westfield Holdings Limited ABN 66 001 671 496 **Westfield Management Limited** ABN 41 001 670 579 AFS Licence 230329 as responsible entity for **Westfield Trust** ABN 55 191 750 378 ARSN 090 849 746 **Westfield America Management Limited** ABN 66 072 780 619 AFS Licence 230324 as responsible entity for **Westfield America Trust** ABN 27 374 714 905 ARSN 092 058 449
For further information please contact Matthew Abbott on +61 2 9358 7333

16 May 2005

Westfield

Westfield Group
Level 24, Westfield Towers
100 William Street
Sydney NSW 2011
GPO Box 4004
Sydney NSW 2001
Australia
Telephone 02 9358 7000
Facsimile 02 9358 7077
Internet www.westfield.com

The Manager
Company Announcements Office
Australian Stock Exchange Limited
Level 4, Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam

RE: WESTFIELD GROUP (ASX:WDC)
WESTFIELD AMERICA TRUST – AMENDED CONSTITUTION

At the meeting of members of Westfield America Trust held on 12 May 2005, a special resolution of members was passed approving amendments to the constitution.

The amendments are as follows:

- Deletion of Clause 4.3(a);
- Insertion of a new clause 6.14
- Replacement of the definition of "Liabilities" in Clause 1.1.

A copy of the updated constitution of Westfield America Trust, incorporating the above amendments, is attached.

Yours faithfully
WESTFIELD GROUP

Simon Tuxen
Company Secretary

encl

CONSOLIDATED TRUST DEED
CONSTITUTING
WESTFIELD AMERICA TRUST

RECEIVED

2006 SEP 18 A 11:15

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

CONSOLIDATED TRUST DEED
CONSTITUTING WESTFIELD AMERICA TRUST

Comprising:

Deed dated 28 March 1996 between Westfield America Management Limited ("**Manager**") and Perpetual Trustee Company Limited ("**Perpetual**") as amended by:

1. Deed of Variation dated 9 May 1996 between Perpetual and the Manager
2. Deed of Variation No 2 dated 24 June 1996 between Perpetual and the Manager
3. Deed of Variation No. 3 dated 13 June 1997 between Perpetual and the Manager
4. Deed of Variation No. 4 dated 29 May 1998 between Perpetual and the Manager
5. Deed of Variation No. 5 dated 11 August 1998 between Perpetual and the Manager
6. Deed of Variation No. 6 dated 23 June 1999 between Perpetual and the Manager
7. Deed of Variation No. 7 dated 17 March 2000 between Perpetual and the Manager
8. Deed of Variation No. 8 dated 30 May 2000 signed by the Manager as responsible entity
9. Deed of Variation No. 9 dated 27 March 2001 signed by the Manager as responsible entity
10. Deed of Variation No. 10 dated 29 June 2001 signed by the Manager as responsible entity
11. Deed of Variation No. 11 dated 22 February 2002 signed by the Manager as responsible entity
12. Deed of Variation No. 12 dated 29 April 2002 signed by the Manager as responsible entity
13. Supplemental Deed Poll dated 30 June 2004 signed by the Manager as responsible entity
14. Supplemental Deed Poll dated 12 May 2005 signed by the Manager as responsible entity

CONSTITUTION OF
WESTFIELD AMERICA TRUST

Date: 28 March 1996

1 INTERPRETATION

Definitions

1.1 In this deed, these words and phrases have this meaning unless the contrary intention appears:

Accrual Period: the six monthly periods commencing on 1 January and 1 July, or such other period as the Manager determines, provided that, if the Manager determines that Accrual Periods will be quarterly, then Accrual Period means the three month periods ending 31 March, 30 June, 30 September and 31 December of each year.

Agreement and Plan of Reorganisation: an agreement between WEA, Westfield U.S. Investments Pty. Limited, Westfield Corporation Inc., Annatar Pty. Limited, the Trustee and Westfield America Management relating to various transactions connected with the restructuring of the ownership of WEA.

Application Price: the price calculated for the issue of a Unit under this deed.

ASIC: the Australian Securities & Investments Commission.

Assets: all the property, rights and income of the Trust.

ASX: Australian Stock Exchange Limited and its successors.

Attached Securities: a Stapled Share, Stapled Unit and any other security or securities which are from time to time Stapled or to be Stapled to a Unit.

Auditor: the auditor for the time being of the Trust.

Business Rules: the business rules of the ASX, each as amended or replaced from time to time, except to the extent of any express written waiver by the ASX (which has not been revoked).

Buy Rate: the highest of the buy rates for Australian Dollars quoted in United States Dollars by the Panel Banks at 11.00 a.m. (Sydney time) on the Buy Rate Determination Day.

Buy Rate Determination Day: any date falling between and including the Closing Date and the 28th June, 1996 as selected by the Manager.

CenterMark Option Deed: any deed entered into by the Trustee,

Westfield America Management and other parties including WEA which provides for the issue of Options to the holders of WEA Stock on terms which enable such holders to acquire Stapled Securities for an Application Price determined in accordance with **clause 8** whether or not such Application Price is satisfied by the exchange of WEA Stock.

CenterMark Option Units: Stapled Securities that may be issued from time to time as a consequence of the exercise of Options granted under the CenterMark Option Deed.

CenterMark Option Units Issue Date: a date when CenterMark Option Units are issued.

CenterMark Stockholders Agreement: any agreement entered into by the Trustee, Westfield America Management, WEA and the other holders of WEA Stock which, amongst other things, regulates the composition of the board of WEA.

Class: a class of Units.

Closing Date: the date of closing of the offer made pursuant to the Initial Prospectus.

Compliance Committee Member: a member of a compliance committee established by the Manager in connection with the Trust.

Cordera Subscription Agreement: an agreement between Cordera Holdings Pty Limited, the Trustee and Westfield America Management pursuant to which Cordera is to subscribe for Units.

Corporations Act: Corporations Act 2001 (Cwlth).

Custodian: a corporation appointed by the Manager, for the purposes of **clause 3.4**.

Distributable Income: the amount determined by the Manager under **clause 11.1** as being the distributable income of the Trust for an Accrual Period.

Distribution Reinvestment Plan: a plan operated and administered by the Manager which enables Members to reinvest distributions of Distributable Income in taking up new Units or Stapled Securities, as the case may be, being a plan which is governed by the Rules.

Distribution Reinvestment Price in relation to a Class of Units or, while stapling applies, Stapled Securities:

(a) the volume weighted average of the sale price (if any) for fully participating Units of the relevant Class or Stapled Securities on

the Home Exchange during the five consecutive Business Days up to but not including, the business day immediately preceding the Issue Date;

(b) if no sale was made in that five Business Days period, the average of the price offered by a willing purchaser for such Units or Stapled Securities ("**bid price**") and the price offered by a willing vendor for such Units or Stapled Securities ("**ask price**") as quoted on ASX during that period; or

(c) if either no bid or ask prices were quoted during that five Business Days period, the last sale price as quoted on ASX prior to that five Business Days period,

such price being:

(d) first, if the Units or Stapled Securities whose prices used under paragraph (a), (b), or (c) have an entitlement to dividends and/or distributions which is different to the dividends and/or distributions to which the new Units or Stapled Securities will be entitled, adjusted by the Manager by such an amount as it considers to be appropriate to reflect this difference;

(e) secondly, subject to any relevant conditions of any Relief applicable to the issue, reduced by 2% or such other percentage (being zero or a percentage less than 10%) as the Manager may notify to all Members from time to time; and

(f) thirdly, rounded to the nearest whole cent (0.5 of one cent being rounded down).

For the purposes of this definition, a fully participating Unit or Stapled Security (as applicable) is a fully paid Unit or Stapled Security (as applicable) which will participate fully in the distribution of income for the Accrual Period in which the Issue Date occurs.

Where the reinvestment price is calculated for a Stapled Security the allocation of that between the Application Price for each Unit and the application price for the Attached Securities is to be determined in accordance with clause 8.11 and the amount allocated to the Unit is the Distribution Reinvestment Price for the purposes of clause 8.6.

Divestment Notice: a notice given under clause 7.6 to a Small Holder or a New Small Holder.

Entity Interest: an Asset comprising a shareholding or other equity interest in a corporation or other entity other than such a shareholding or

equity interest which the Manager determines should not be regarded as an Entity Interest.

Entity's Liabilities: all borrowings, unpaid costs, charges, expenses, outgoings and fees and any provision which the directors of the entity decide in consultation with the auditor of the entity should be taken into account in determining the liabilities of the entity, each determined in accordance with the accounting standards applicable to the entity and generally accepted accounting principles consistently applied.

Exchange Rate: the spot rate for the exchange of Australian Dollars to US Dollars determined for the date upon which the exchange of currencies is to take place as quoted on the Reuters Screen "HSRA" or any equivalent replacement reference page at 4.00 p.m. on that date provided that if no such rate is available then the "**Exchange Rate**" means the average of mid-rates as quoted by any two of National Australia Bank, Commonwealth Bank of Australia, Westpac Banking Corporation and Australia and New Zealand Banking Group Limited at 4.00 p.m. on that date.

Financial Year: a year ending on 31 December, or that part of such a year occurring at the commencement or termination of the Trust.

Home Exchange: that state branch of the ASX designated as such for the Trust to the Manager by the ASX.

Initial Prospectus: the first Prospectus issued by the Manager after the date of this deed offering Units for subscription by investors.

Issue Date: the date of issue of a Unit, Stapled Security or Option.

Land: land under the Trustee Act 1925 (NSW) or land located anywhere in the world.

Liabilities: all present liabilities of the Trust including any provision which the Manager decides should be taken into account in determining the liabilities of the Trust but excluding any amount representing Members' capital, undistributed profits, interest attributable to Members accruing on Members' capital, capital reserves, or any other amount representing the value of rights attaching to Units, whether or not redeemable, regardless of whether characterised as equity or debt in the accounts of the Trust.

Liquid: has the same meaning as in the Corporations Act.

Listed: admitted to the official list of ASX whether or not quotation of Units, Stapled Securities or Options is deferred, suspended or subjected

to a trading halt.

Listing Rules: the listing rules of the ASX and any other rules of the ASX which are applicable while the Trust is admitted to the Official List of the ASX, each as amended or replaced from time to time, except to the extent of any express written waiver by the ASX (which has not been revoked).

Manager: the company which is registered with ASIC as the single responsible entity for the Trust under the Corporations Act.

Market Price: in relation to a Unit, Stapled Security or Option means the Weighted Average Market Price of Units, Stapled Securities or Options of the relevant Class during the ten ASX trading days ending two ASX trading days prior to the date of the calculation, provided that if the Weighted Average Market Price is calculated in respect of Units or Stapled Securities which have an entitlement to dividends and/or distributions which is different to the dividends and/or distributions to which the new Units or Stapled Securities will be entitled the Manager is required to make such adjustment to the Weighted Average Market Price as it considers to be appropriate to reflect this difference.

However, if the relevant Unit or Option is not listed, then "Market Price" in relation to that Unit or Option means a price for that Unit or Option which an expert who is independent of the Manager determines at the Manager's request having regard to any applicable Class rights, the market price of the Units or Options and the Net Asset Value (to the extent the expert considers each of these factors to be relevant and appropriate), and any other matters which the expert believes should be taken into account.

Market Rate: the average mid rate for bills of exchange which have a tenor of 3 months which average is displayed on the "BBSW" page of the Reuters Monitor System on the first day of the period for which the rate is to be determined, or if there is a manifest error in the calculation of that average rate or it is not displayed by 10.30am Sydney time on that day then the rate specified in good faith by the Manager as the average rate for bills of that tenor bid and offered by at least 4 leading financial institutions in Sydney on that date (whether such bids and offers are displayed on the "BBSW" page or otherwise evidenced).

Member: the person registered as the holder of a Unit (including persons jointly registered).

Month: calendar month.

Net Accounting Income: subject to the Manager (in conjunction with the Auditor) being able to decide the classification of any item as being

on income or capital account and the extent to which reserves or provisions need to be made, the Net Accounting Income of the Trust for an Accrual Period is the income of the Trust net of expenses determined in accordance with generally accepted Australian accounting standards in effect as at 30 June 2004 or such later date as from time to time determined by the Manager subject to such adjustments (if any) as determined by the Manager prior to the end of the relevant Accrual Period..

Net Assets: the Assets of the Trust less its Liabilities.

Net Asset Value: the value of the Net Assets of the Trust.

Net Income: the Net Income for an Accrual Period is the "net income" of the Trust determined in accordance with subsection 95(1) of the Tax Act on the assumption that the Accrual Period is a year of income but reduced by any amount that would, on the assumption that an Accrual Period were a year of income, be included in the assessable income of the Trust in accordance with Section 6AC or Division 207 of the Act.

New Small Holder: a member who is the holder or a joint holder of a New Small Holding.

New Small Holding: a holding of Units, or while Stapling applies, Stapled Securities (created by the transfer of a parcel of Units) the aggregate market price of which at the time a proper ASCT transfer was initiated or a paper based transfer was lodged was less than a marketable parcel of Units created after the current clause 7.6 came into effect as provided under the Listing Rules.

Officially Quoted: quoted on the ASX. Related terms such as Official Quotation are to be interpreted accordingly.

Option: an option to subscribe for a Unit or Units or a Stapled Security or Stapled Securities, as the case may be.

Option Holder: a person registered as the holder of an Option (including persons registered jointly).

Ordinary Units: means fully paid ordinary Units which do not have any special rights, obligations or restrictions.

Panel Banks: the Commonwealth Bank of Australia, Westpac Banking Corporation, Australian and New Zealand Banking Group Limited, National Australia Bank Limited, UBS A.G., Australia Branch, Goldman Sachs J.B. Were Limited and Macquarie Bank Limited.

Quarter: a period of 3 calendar months ending on 31 March, 30 June, 30 September and 31 December in each year.

Quarterly Period: a calendar quarter commencing on 1 January, 1 April, 1 July or 1 September.

Record Date: the date for lodgment of transfers for the purpose of identifying the Members, or if applicable, Option Holders who are to have relevant entitlements.

Relevant Period: the period specified in a Divestment Notice under clause 7.6.

Relevant Units: the Units specified in a Divestment Notice.

Relief: any declaration or modification made or exemption granted by the ASIC at any time, and continuing in force and applicable to the Trust.

Resolution:

(a) a resolution passed at a meeting of Members of the Trust:-

 (i) on a show of hands, by the required majority of Members present in person or by proxy or representative; or

 (ii) if a poll is duly demanded, by the required majority of the number of Units held by Members present and voting on the poll, in person or by proxy or representative; or

(b) where the law allows, a resolution in writing signed by Members holding the required majority of the Units in the Trust.

Except where this deed or any applicable law provides otherwise, the "required majority" is a simple majority.

Rules: the rules governing any Distribution Reinvestment Plan administered or operated by the Manager from time to time.

security: any financial product within section 764A of the Corporations Act.

Series F Special Option: the same meaning as in the Third Schedule.

Series G Special Option: means an Option issued on the terms described in the **Fifth Schedule**.

Series G1 Special Option: means an Option issued on the terms

described in the **Sixth Schedule**.

Series H Special Option: means an Option issued on the terms described in the **Seventh Schedule**.

Series I Special Option: means an Option issued on the terms described in the **Eighth Schedule**.

Share Sale and Unit Subscription Agreement: an agreement entered into between Annatar Pty. Limited, Westfield Holdings Limited, the Trustee and Westfield America Management which relates to the purchase by the Trustee of WEA Stock from Annatar and the issue by Westfield America Management to Annatar of Units.

Small Holder is a Member who is a holder or a joint holder of a Small Holding.

Small Holding: a holding of Units or, while stapling applies, Stapled Securities (created by the transfer of a parcel of Units or Stapled Securities), the aggregate market price of which at the relevant date is less than a marketable parcel of Units or, while Stapling applies, Stapled Securities as provided under the Listing Rules.

Special Resolution: a Resolution where the required majority is 75%.

Stapled: the linking together of Units and Attached Securities so that one may not be transferred, or otherwise dealt with, without the other or others and which are quoted on the ASX jointly as a "stapled security" or such other term as the ASX permits.

Stapled Company: Westfield Holdings Limited (ABN 66 001 671 496).

Stapled Company Held Units: Units held by the Stapled Company and/or any of its subsidiaries.

Stapled Entity: the Stapled Company, the Stapled Trust and any other trust, corporation or managed investment scheme whose securities are Stapled to the Units.

Stapled Security: a Unit and each Attached Security which are Stapled together and registered in the name of the Member.

Stapled Security Holder: the Member under this deed and the holder of Attached Securities.

Stapled Share: an ordinary share in the Stapled Company.

Stapled Trust: Westfield Trust (ARSN 090 849 746).

Stapled Trust Manager: the responsible entity of the Stapled Trust.

Stapled Unit: an ordinary unit in the Stapled Trust.

Stapling: the process that results in Units and Attached Securities being and remaining Stapled to each other.

Stapling Commencement Date: the date upon which Stapling of the Units to Stapled Shares and Stapled Units is to commence as determined by the Manager and approved by the directors of the Stapled Company and the Stapled Trust Manager but, if it is determined that Stapling will occur in stages, means the date upon which the last stage occurs.

Subscription Amount: in respect of an application for a Unit, the Application Price less the Uncalled Amount.

Tax: all kinds of taxes, duties, deductions and charges imposed by any government or other authority, together with interest and penalties thereon.

Tax Act: the Income Tax Assessment Act 1936 ("**1936 Act**"), the Income Tax Assessment Act 1997 ("**1997 Act**") or both the 1936 Act and the 1997 Act as appropriate, and any provisions of any succeeding legislation replacing sections of the 1936 Act and the 1997 Act referred to in this deed.

Transaction Costs:

(a) when calculating the Application Price of a Unit in accordance with **clause 8**:

The Manager's estimate of the total transaction costs, (or a portion of total transaction costs, if appropriate, having regard to actual transaction costs which would be incurred because of the issue or sale of the Units taking into account contemporaneous redemptions) which would be incurred in acquiring afresh the Assets of the Trust.

(b) when calculating the redemption price of a Unit in accordance with **clause 8.10**:

The Manager's estimate of the total transaction costs (or a portion of the total transaction costs, if appropriate, having regard to the actual transaction costs which would be incurred because of the redemption or the buy-back, as the case may be, taking into account contemporaneous issues and sales of Units) which

would be incurred in selling the Assets of the Trust.

Trust: the trust hereby constituted and to be known as the "**Westfield America Trust**", (subject to **clause 9.10**).

Trustee: the trustee or responsible entity of the Trust from time to time, and includes the Manager when acting as the trustee.

Uncalled Amount: in respect of a Unit, the Application Price less the amount remaining unpaid and which has not been called.

Unit: an undivided share in the beneficial interest in the Trust as provided in this deed.

"**Units are Officially Quoted**" or "**Units are officially quoted**" means the admission of the Trust to the Official List of the ASX.

US Dollar Equivalent: in relation to Australian Dollars, the equivalent at any time of that amount in US Dollars determined by multiplying the Australian Dollar amount by the Exchange Rate at that time.

Valuation Time: a time at which the Manager calculates Net Asset Value.

Valuer: an independent qualified valuer selected by the Manager.

WEA: means Westfield America, Inc. (formerly called CenterMark Properties, Inc.), a United States corporation incorporated in Missouri.

WEA Dividend Date: a date when the entitlement of holders of WEA Stock to receive dividends payable in respect of a Quarterly Period is determined by WEA.

WEA Dividend Reinvestment Plan: any plan or arrangement in operation from time to time which enables the holders of WEA Stock to reinvest dividends to which they are entitled in respect of such WEA Stock in the acquisition of new WEA Stock.

WEA Stock: shares of common or preference stock in WEA outstanding from time to time.

Weighted Average Market Price: means:

(a) the aggregate of the prices at which each relevant Unit, Stapled Security or Option was sold during the relevant period divided by the number of Units, Stapled Securities or Options sold during that period, in the case of both the sales prices and numbers, as

reported by the ASX; or

(b) if no such sales occurred, the price at which the last recorded sale of a relevant Unit, Stapled Security or Option occurred prior to the commencement of the relevant period.

Westfield America Management: Westfield America Management Limited ACN 072 780 619.

Interpretation 1.2 Unless the contrary intention appears, in this deed (including its schedules and appendices):

(a) terms defined in the Corporations Act are used with their defined meaning;

(b) a reference to a statute, ordinance, code or other law includes regulations and other instruments under it and consolidations, amendments, re-enactments or replacements;

(c) the singular includes the plural and vice versa;

(d) the words "including" and "for example" when introducing a list of items does not exclude a reference to other items, whether of the same class or genus or not;

(e) amend includes delete or replace;

(f) person includes a firm, a body corporate, an unincorporated association or an authority;

(g) headings and marginal notes are for convenience only and do not affect interpretation of this deed;

(h) a reference to a "business day" is to a day other than a Saturday or Sunday on which banks are open for general banking business in Sydney and Melbourne;

(i) a reference to a "foreign person" has the same meaning as in the Foreign Acquisitions and Takeovers Act 1975 (Commonwealth); and

(j) a reference to this deed or another instrument includes any variation or replacement of any of them.

Parties Bound 1.3 This deed as amended binds the Manager and the Members of the Trust and any person claiming through any of them as if each of them had been a party to this deed.

2 CORPORATIONS ACT

Corporations Act 2.1 If:

(a) the Corporations Act requires that this deed contain certain provisions; or

(b) any relevant Relief from the provisions of the Corporations Act directly or indirectly requires that this deed contain certain provisions,

then those provisions are deemed to be incorporated into this deed and prevail over the provisions of this deed to the extent of any inconsistency.

This **clause 2.1** prevails over all other provisions of this deed (including any which purport to prevail).

ASX Listing Rules 2.2 This **clause 2.2** applies while the Trust is admitted to the Official List of ASX. If the Listing Rules prohibit an act being done, the act shall not be done. Nothing contained in this deed prevents an act being done that the Listing Rules require to be done. If the Listing Rules require an act to be done or not to be done, authority is given for that act to be done or not to be done (as the case may be). If the Listing Rules require this deed to contain a provision and it does not contain such a provision, this deed is deemed to contain that provision. If the Listing Rules require this deed not to contain a provision and it contains such a provision, this deed is deemed not to contain that provision. If any provision of this deed is or becomes inconsistent with the Listing Rules, this deed is deemed not to contain that provision to the extent of the inconsistency. The obligations imposed by this **clause 2.2** are additional to those imposed by any other clause of this deed.

2.3 In accordance with ASIC Class Order 98/1808 or its equivalent and for so long as it applies to the Trust, a change in the text of this deed because of the operation of **clause 2.2** is not a modification of, or the repeal and replacement of, the constitution of the Trust for the purposes of subsections 601GC(1) and (2) of the Corporations Act.

Supremacy 2.4 If any provision incorporated or deemed to be incorporated in this deed by the Corporations Act or Corporations Regulations or Listing Rules is inconsistent with any other provision contained or deemed to be contained in this deed, the covenants or provisions will prevail in the following order of priority:-

(a) provisions incorporated or deemed to be incorporated in this deed by the Corporations Act;

(b) provisions incorporated or deemed to be incorporated in this deed by the Corporations Regulations;

(c) provisions required to be contained in this deed by the Listing Rules; and

(d) the other provisions contained in this deed.

3 THE TRUST

The Trust 3.1 There is constituted by this deed the Trust under which property shall be vested in and held by the Trustee upon trust for the Members, subject to the terms and conditions of this deed.

Manager 3.2 Westfield America Management agrees to act as Manager of the Trust.

Assets Vest in Trustee 3.3 The Trustee must hold the Assets of the Trust on trust for the Members. The Assets of the Trust vest in the Trustee, but must be held as a separate fund which is not available to meet liabilities of any other trust.

Appointment of Custodian 3.4 The Manager, subject to law, may from time to time appoint in relation to the Trust any one or more corporations (whether or not related to or associated with the Manager) to perform the following actions in the name of the Manager or in the name of the Custodian:

(a) purchase or sell Assets at the direction of the Manager and execute all transfers and assurances necessary for that purpose;

(b) receive and hold on behalf of the Manager Assets and any document of title relating to the Trust in safe custody;

(c) receive all income on behalf of the Manager arising from any of the Assets referred to in **paragraph (b)** of this **clause 3.4**;

(d) procure registration of those Assets;

(e) hold and disburse monies in the name of the Manager at the direction of the Manager; and

(f) perform all actions incidental to any of the above powers.

The Manager, by the terms of an appointment under this **clause 3.4** may insert provisions for the protection and convenience of others dealing with the Custodian as it thinks fit. If the Manager appoints a Custodian, the Manager remains liable for any act or omission of the Custodian as if the act or omission was an act or omission of the Manager.

The Manager is responsible for payment of the fees and expenses of the Custodian but is entitled to be reimbursed out of the Trust in respect of

those fees and expenses subject to a maximum in any Financial Year of 1% of the Assets under the control of the Custodian. If the aggregate of the fees and expenses of the Custodian exceeds the above maximum in any Financial Year, the excess is to be paid from the Manager's own funds.

4 DURATION OF TRUST

Initial Settlement 4.1 The Trust commenced on 28 March 1996.

Termination 4.2 The Trust terminates if:-

(a) the Trust terminates in accordance with another provision of this deed or by law; or

(b) the Members so resolve by a Special Resolution passed at a meeting of Members convened by the Manager.

Termination Date 4.3 The Trust terminates on the earlier of:-

(a) **[Deleted]**

(b) the date on which the Trust is terminated under this deed or by law.

No Dissolution 4.4 Notwithstanding any other provision of this deed the death, insanity, bankruptcy, retirement, resignation or expulsion of a Member or of the Manager will not of itself cause or result in the dissolution or termination of the Trust.

5 INTERESTS OF UNIT HOLDERS

Units 5.1 Subject to the other provisions of this deed and the terms of issue of a Unit, each Unit confers an equal undivided interest in the Assets, and does not confer any interest in a particular Asset, but only an interest in the Assets of the Trust as a whole, subject to the Liabilities of the Trust.

Stapling provisions 5.1A The provisions of this deed relating to Stapling take effect if determined by the Manager and, if so determined, on and from the Stapling Commencement Date and apply subject to all other provisions of this deed which may suspend, abrogate or terminate Stapling. The Manager may, subject to this deed, the Corporations Act and, while the Units are Officially Quoted, the Listing Rules, cause the Stapling of any other security or securities to the Units.

Fractions 5.2 Fractions of a Unit may be issued calculated to such number of decimal places as the Manager determines. In spite of any other provision of this

deed but subject to the rights, obligations and restrictions attaching to any Units or any Classes, any right or interest conferred by a fraction of a Unit will be calculated in accordance with that fraction. If the Manager determines not to issue fractional Units or if under any provision of this deed or the Rules a fraction is to be disregarded, any application moneys that would otherwise result in a fraction of a Unit becomes an Asset of the Trust. While Stapling applies, no fractions of Units may be issued.

Classes of Units 5.3 Without in any way limiting the Manager's power to issue Units on the terms of this deed, while Stapling applies, the Manager may not issue different Classes of Units except units held by the Stapled Company or any of its subsidiaries or Units which may temporarily be of a different Class due to different income entitlements.

Partly Paid Units 5.4 Subject to the Corporations Act and the Listing Rules, Units may be issued on the basis that the Application Price is payable at such time or times as the Manager may determine. In spite of any other provision of this deed, if Units are issued on that basis and until such time as the Application Price has been paid in full, the interest conferred by those Units, and the rights attaching to them will be reduced by the same proportion as the Uncalled Amount for the time being bears to the Application Price at which those Units were issued.

Partly Paid Units while Stapling applies 5.4A While Stapling applies:

(a) Units may not be issued partly paid unless there is at the same time a corresponding issue of Attached Securities which are also partly paid; and

(b) a call will not be regarded as having been validly paid unless any amount payable at the same time in relation to the partly paid Attached Securities is also paid.

Consolidation and Division 5.5 Subject to the Listing Rules and Corporations Act, Units may be consolidated, divided, reclassified or converted to a different Class as determined by the Manager, with any resultant fraction of a Unit in a holding being rounded up to the next whole Unit, provided that any such reclassification or conversion is:

(a) not adverse to the rights or interests of all affected Members; or

(b) if the reclassification or conversion is or may be adverse to the interests of some or all of affected Members, the reclassification or conversion is in accordance with the terms of issue of the affected Units.

Consolidation, division and 5.5A While Stapling applies, Units may only be consolidated, divided or converted if the related Attached Securities are also consolidated,

conversion while stapling applies

divided or converted at the same time and to the same extent.

Restrictions

5.6 A Member must not:-

(a) interfere with any rights or powers of the Manager under this deed;

(b) exercise a right in respect of an Asset or lodge a caveat or other notice affecting an Asset or otherwise claim any interest in an Asset; or

(c) require an Asset to be transferred to the Member.

Additional Units

5.7 The Manager may from time to time issue additional Units in accordance with the procedure set out in **clause 6** and the other provisions of this deed.

Number of Units

5.7A While Stapling applies, the number of issued Units except Stapled Company Held Units at any time must equal the number of issued Attached Securities of each category.

Stock Exchange Listing

5.8 The Manager must use its best endeavours to ensure that the Units are Officially Quoted (including, where applicable, as part of Stapled Securities) and that subject to the rights, obligations and restrictions attaching to any Units or Classes, such official quotation is maintained. Notwithstanding any other provisions of this deed, the Trust will at all times remain as a separate legal entity and separately admitted to the official list of ASX notwithstanding that its Units are jointly quoted as part of a Stapled Security.

Quotation

5.9 To the extent permitted by the Listing Rules and the ASX, Units or Stapled Securities of which they form part may be listed for quotation on the ASX in Australian dollars, United States dollars and any other currency whatsoever. The Trust will at all times be maintained as an Australian unit trust registered as a "managed investment scheme" under the Corporations Act, with its main class of Units Officially Quoted on ASX.

Rights attaching to Units

5.10 A Member holds a Unit subject to the rights, restrictions and obligations attaching to that Unit.

Series F Special Options

5.11 Units may be issued on the exercise of a Series F Special Option on the terms set out in the Third Schedule of this deed and the Manager must ensure that an equal number of Attached Securities are issued at the same time to the person to whom the Units are issued.

Series G Special Options	5.13	Units may be issued on the exercise of a Series G Special Option on the terms set out in the **Fifth Schedule** of this deed and the Manager must ensure that an equal number of Attached Securities are issued at the same time to the person to whom the Units are issued.
Series GI Special Options	5.14	Units may be issued on the exercise of a Series GI Special Option on the terms set out in the **Sixth Schedule** of this deed and the Manager must ensure that an equal number of Attached Securities are issued at the same time to the person to whom the Units are issued.
Series H Special Options	5.15	Units may be issued on the exercise of a Series H Special Option on the terms set out in the **Seventh Schedule** of this deed and the Manager must ensure that an equal number of Attached Securities are issued at the same time to the person to whom the Units are issued.
Series I Special Options	5.16	Units may be issued on the exercise of a Series I Special Option on the terms set out in the **Eighth Schedule** of this deed and the Manager must ensure that an equal number of Attached Securities are issued at the same time to the person to whom the Units are issued.

6 APPLICATIONS FOR UNITS AND OPTIONS

Procedure

6.1 An applicant for Units must complete a form approved by the Manager if the Manager requires this. The form must be accompanied by the Application Price or, where the Application Price is to be partly paid, the Subscription Amount, for each Unit applied for either by payment in a form that the Manager approves, or by the transfer of property of a kind able to be vested in the Manager or any other person nominated by the Manager for that purpose, and must be payable in accordance with **clause 6.3**.

Application for identical number of Attached Securities

6.1A While Stapling applies, an applicant for Units, other than Units which are to be Stapled Company Held Units, must at the same time make an application for an identical number of Attached Securities.

Non-cash Contributions

6.2 If the Manager intends to accept property rather than cash as a contribution to the Trust, the Manager must obtain:

(a) an effective transfer to the Manager or any other person nominated by the Manager for that purpose of title to the property; and

(b) except where the Manager acquires WEA Stock as a consequence of the exercise of:

(i) Options granted under the CenterMark Option Deed;

(ii) Series G Special Options;

(iii) Series GI Special Options;

(iv) Series H Special Options; or

(v) Series I Special Options,

a valuation acceptable to the Manager stating the market value of that property.

Payment to Manager 6.3 The payment or transfer of property under **clause 6.1** must be paid or transferred by the applicant directly to the Manager or any other person nominated by the Manager for that purpose to be placed in a special trust account until such time as the minimum subscription (under any prospectus, product disclosure statement or offering memorandum) or minimum application (in the case of an issue, offer or invitation which does not require a prospectus or product disclosure statement) has been reached, and the Manager proceeds with the allotment of Units. Until such time as the Manager proceeds with the allotment of Units, the Manager will arrange for such money or property as the case may be to be held for the applicant. The Manager may invest or cause the investment of any such money in accordance with the power to invest set out in **clause 9.1(n)**. Any interest received in respect of such money shall form part of the Assets. The Manager will comply with all obligations imposed on it by law, the Listing Rules or this deed, in the same manner as it would be required to do if it were a company offering shares for subscription or purchase.

Uncleared Funds 6.4 The issue of Units against application money paid other than as cleared funds is void if the funds are not subsequently cleared.

Manager may reject 6.5 The Manager may in its absolute discretion reject an application for Units in whole or part without reason.

Manager must reject 6.5A While Stapling applies, the Manager must reject an application for Units, other than Units which are to be Stapled Company Held Units, if the applicant does not apply at the same time for an identical number of Attached Securities or if an identical number of Attached Securities will not be issued to the applicant at the same time as the issue of Units to the applicant.

Minimum Application 6.6 The Manager may set a minimum application amount for the Trust, and

alter that amount at any time.

Issue Date 6.7 Units are taken to be issued when the Manager allots the Units.

Nomination of Holder 6.8 The Manager alone may nominate the person to be registered as the holder of a Unit, and the Manager may treat the registered holder as the absolute owner of the Unit. The Manager's power of nomination ceases once a person has been registered as the holder of a Unit. The Manager need not recognise any claim or interest in a Unit by any person other than the registered holder or holders of the Unit, even if they have notice of such interest.

Option 6.9 The Manager may from time to time create and issue Options. Any Series G Special Options, Series G1 Special Options, Series H Special Options and Series I Special Options shall, respectively, be subject to the terms and conditions in the **Fifth Schedule**, the **Sixth Schedule** , the **Seventh Schedule** and the **Eighth Schedule** to this deed and (when created and issued) constitute separate classes of Options. While Stapling applies, an Option may only be exercised if, except in the case of Units which are to be Stapled Company Held Units at the same time as Units are acquired pursuant to the Option, the same person acquires an identical number of Attached Securities, which are then Stapled to the Units.

Option Terms 6.10 Options may be issued:-

(a) for no consideration or at a consideration, as determined by the Manager or for a consideration that is otherwise specified in this deed;

(b) on the basis that the Application Price for a Unit or Units to be issued on exercise of the Option is a price determined in accordance with **clause 8** and (except where such price is determined pursuant to **paragraph 8.2(b)** of this deed or in accordance with the **Third Schedule, Fifth Schedule, Sixth Schedule, Seventh Schedule** or **Eighth Schedule**) is a price not less than 50% of the Application Price of Units as otherwise determined in accordance with **clause 8** provided that any relevant ASIC instrument is complied with;

(c) only on terms that the Option does not confer:

(i) any right to require the Manager to redeem or repurchase the Option; or

(ii) except as expressly provided in this deed or the terms and conditions of issue of the Option, any other entitlement

under this deed, consequent upon holding the Option; and

(d) otherwise on terms and conditions determined by the Manager.

Consideration for certain Options 6.10A The Manager may issue the following Options for the prices specified:

(a) 694,445 Series G Special Options for US$427,449;

(b) 277,778 Series G1 Special Options for US$171,051;

(c) 14,070,072 Series H Special Options for US$100,000;

(d) 13,260,859 Series I Special Options for A$100,000.

Option Exercise 6.11 Subject to **clause 6.9** on exercise of an Option in accordance with its terms and conditions of issue, the Option Holder is entitled to subscribe for and be allotted the number of Units or Stapled Securities (as applicable) to which the Option relates, credited as fully paid.

Calls by Manager 6.12 Subject to **clause 5.4A** and the rights, obligations and restrictions attaching to any Units or Classes, the Manager may call on each Member to pay all or any part of the Uncalled Amount of the Application Price of Units to the Manager at any time. The Manager may only make a call in respect of Units of a Member if the Manager also makes the same call on all other Members who hold Units of that Class which are similarly partly paid.

Offers which do not require disclosure 6.13 If the Manager is requested to issue Units pursuant to an offer which does not require a product disclosure statement, the Manager may rely on information provided by other persons to determine if the issue in the absence of a product disclosure statement is lawful. Each Member indemnifies the Manager for any loss, damage or other consequence which may arise if such issue, offer or invitation of Units to that Member should have been made under a product disclosure statement.

Restriction on issue and redemption of Units 6.14 No Units may be issued or redeemed after the 80th anniversary of the day the Trust commenced if that issue or redemption would cause a contravention of the rule against perpetuities or any other rule of law or equity.

7 REDEMPTION, REPURCHASE AND FORFEITURE OF UNITS

Redemption Notice 7.1 A Member may give the Manager a redemption notice in such form as may be approved by the Manager from time to time specifying the name of the Trust and the number of Units to be redeemed or (with the Manager's approval) the amount of the proceeds which the Member wishes to receive from the redemption. A redemption notice shall be accompanied by any Unit certificates the Member may hold in respect of

the Units which are the subject of the redemption notice.

Suspension while Units Quoted 7.2 Notwithstanding anything else in this **clause 7**, the Manager is not obliged to repurchase or redeem Units under this **clause 7** while the Units are Officially Quoted.

Trust Liquid 7.3 **Clauses 7.4, 7.5, and 7.7** apply only while the Trust is Liquid.

Repurchase and Redemption - Trust Liquid 7.4 Subject to the other provisions of this deed, on receipt of a redemption notice pursuant to **clause 7.1**, the Manager shall redeem (or at the option of the Manager, repurchase) all of the Units required by the Member to be redeemed at a price calculated in accordance with **clause 8.10**.

Minimum Holding - Trust Liquid 7.5 If compliance with a redemption notice would result in the Member holding Units having a value less than the then current minimum application amount, the Manager may treat the redemption notice as relating to the Member's entire holding of Units.

Small Holdings 7.6

(a) This clause 7.6 applies while Units or Stapled Securities are Officially Quoted.

(b) Subject to the provisions of this clause 7.6, the Manager may in its discretion from time to time sell or redeem any Units held by a Member that is a Small Holder or New Small Holder without request by the Small Holder or New Small Holder.

(c) If the Manager determines that a Member is a Small Holder or a New Small Holder the Manager may give the Member a Divestment Notice to notify the Member:

(i) that the Member is a Small Holder or a New Small Holder, the number of Units making up and the Market Price of the Small Holding or New Small Holding and the date on which the Market Price was determined;

(ii) that the Manager intends to sell the Relevant Units in accordance with this clause after the end of the Relevant Period specified in the Divestment Notice;

(iii) if the Member is a Small Holder, that the Member may at any time before the end of the Relevant Period notify the Manager in writing that the Member desires to retain the Relevant Units and that, if the Member does so, the Manager will not be entitled to sell the Relevant Units under that

Divestment Notice; and

(iv) after the end of the Relevant Period the Manager may for the purpose of selling the Relevant Units that are in a CHESS holding initiate a holding adjustment to move those Units from that CHESS holding to an issuer sponsored holding or certificated holding.

If the ASTC Settlement Rules apply to the Relevant Units, the Divestment Notice must comply with the ASTC Settlement Rules.

(d) For a Divestment Notice given to a Small Holder, the Relevant Period must be at least six weeks from the date the Divestment Notice was given. For a Divestment Notice given to a New Small Holder, the Relevant Period must be at least seven days from the date the Divestment Notice was given.

(e) At the end of the Relevant Period the Manager is entitled to sell on-market or in any other way determined by the Manager:

(i) the Relevant Units of a Member who is a Small Holder, unless that Member has notified the Manager in writing before the end of the Relevant Period that the Member desires to retain the Relevant Units, in which event the Manager must not sell those Relevant Units under that Divestment Notice; and

(ii) the Relevant Units of a Member who is a New Small Holder.

(f) The Manager is not bound to sell any Relevant Units which it is entitled to sell under this clause 7.6 but unless the Relevant Units are sold within six weeks after the end of the Relevant Period the Manager's right to sell the Relevant Units under the Divestment Notice relating to those Units lapses and it must notify the Member to whom the Divestment Notice was given accordingly.

(g) To effect the sale and transfer by the Manager of Relevant Units of a Member, the Member appoints the Manager and each of its directors and secretary jointly and severally as the Member's attorney in the Member's name and on the Member's behalf to do all acts and things which the Manager considers necessary or appropriate to effect the sale or transfer of the Relevant Units and,

in particular:

(i) to initiate a holding adjustment to move the Relevant Units from a CHESS holding to an issuer sponsored holding or a certificated holding; and

(ii) to execute on behalf of the Member all deeds, instruments or other documents necessary to transfer the Relevant Units and to deliver any such deeds, instruments or other documents to the purchaser.

(h) A statement in writing by or on behalf of the Manager under this clause 7.6 is binding on and conclusive against (in the absence of manifest error) a Member. In particular, a statement that the Relevant Units specified in the statement have been sold in accordance with this clause 7.6 is conclusive against all persons claiming to be entitled to the Relevant Units and discharges the purchaser from all liability in respect of the Relevant Units.

(i) The Manager must register the purchaser of Relevant Units as the holder of the Relevant Units transferred to the purchaser under this clause 7.6. The purchaser is not bound to see to the application of any money paid as consideration. The title of the purchaser to the Relevant Units transferred to the purchaser is not affected by any irregularity or invalidity in connection with the actions of the Manager under this clause 7.6.

(j) Subject to this clause 7.6, where:

(i) Relevant Units of a Member are sold by the Manager on behalf of the Member under this clause; and

(ii) the certificate for the Relevant Units (unless the Manager is satisfied that the certificate has been lost or destroyed or the Relevant Units are uncertificated securities) has been received by the Manager,

the Manager must, within 60 days of the completion of the sale, send by mail or cheque for the proceeds of sale to the Member entitled to those proceeds in accordance with clause 13.6. Payment of any money under this clause 7.6 is at the risk of the Member to whom it is sent..

(k) In the case of a sale of the Relevant Units of a New Small Holder in accordance with this clause 7.6, the Manager is entitled to deduct and retain from the proceeds of sale, the costs of the sale as determined by the Manager. In the case of a sale of the

Relevant Units of a Small Holder, the Manager or a purchase must bear the costs of sale of the Relevant Units. The costs of sale include all stamp duty, brokerage and government taxes and charges (except for tax on income or capital gains of the Member) payable by the Manager in connection with the sale and transfer of the Relevant Units.

(l) The remedy of a Member to whom this clause 7.6 applies, in respect of the sale of the Relevant Units of that Member, is expressly limited to a right of action in damages against the Manager to the exclusion of any other right, remedy or relief against any other person. The Manager is only liable if it has failed to comply with the requirements of this clause 7.6 and its liability is limited to the value of the Relevant Units at the time of sale.

(m) Unless the Manager determines otherwise, where a Divestment Notice is given to a New Small Holder in accordance with this clause 7.6, the rights to receive payment of distributions and to vote attached to the Relevant Units of that Member are suspended until the Relevant Units are transferred to a new holder or that Member ceases to be a New Small Holder. Any distributions that would, but for this clause 7.6, have been paid to that Member must be held by the Manager and paid to that Member within 60 days after the earlier of the date the Relevant Units of that Member are transferred and the date that the Relevant Units of that Member cease to be subject to a Divestment Notice.

(n) If it is a requirement of the Listing Rules, the Manager must not give a Small Holder more than one Divestment Notice in any 12 month period (except as contemplated by this clause 7.6).

(o) From the date of the announcement of a takeover bid for the Units until the close of the offers made under the takeover bid, the Manager's powers under this article to sell Relevant Units of a Member cease. After the close of the offers under the takeover bid, the Manager may give a Divestment Notice to a Member who is a Small Holder or a New Small Holder, despite this clause 7.6 and the fact that it may be less than 12 months since the Manager gave a Divestment Notice to that Member.

(p) While Stapling applies:

   (i) the references to Units or Relevant Units in this clause 7.6 will apply to the Stapled Securities held by the Member; and

(ii) no sale under this clause 7.6 may occur unless, at the same time as Units are sold, an identical number of Attached Securities are also sold.

Minimum Redemption or Repurchase - Trust Liquid

7.7 If a Member gives a redemption notice under **clause 7.1**, the Manager need not cause the redemption or repurchase of Units having a value less than the minimum application amount (if any) for Units of that class, unless the redemption notice relates to all of the Member's holding.

Notice Irrevocable

7.8 A Member may not withdraw or revoke a redemption notice unless the Manager agrees.

Order

7.9 Unless the Manager decides otherwise, the first Units issued to a Member are the first to be redeemed or (at the option of the Manager) repurchased.

Sums owed to Manager

7.10 The Manager may deduct from the proceeds of redemption any unpaid moneys due by the Member to the Manager.

Transfer of Assets

7.11 The Manager may if the Member agrees transfer Assets to a Member rather than pay cash on redemption of Units. These Assets must be of equal value to the total proceeds of redemption actually due to the Member (based on a valuation done within 2 months before the date of the proposed transfer). **Clause 8.7** applies to the valuation.

Trust not Liquid

7.12 **Clauses 7.13, 7.14 and 7.15**, apply only while the Trust is not Liquid.

7.13 A Member may withdraw from the Trust in accordance with the terms of any current withdrawal offer made by the Manager in accordance with the provisions of the Corporations Act regulating offers of that kind. If there is no withdrawal offer currently open for acceptance by Members, a Member has no right to withdraw from the Trust.

7.14 The Manager is not at any time obliged to make a withdrawal offer. If it does, it may do so by:

(a) publishing it by any means (for example in a newspaper or on the internet); or

(b) giving a copy to all Members or Members of a Class (as relevant).

7.15 If the Manager receives a redemption request before it makes a withdrawal offer, it may treat the request as an acceptance of the offer effective as at the time the offer is made.

While Stapling applies

7.15A While Stapling applies, except in relation to Stapled Company Held Units, no redemption or repurchase under this clause 7 may occur unless, at the same time as Units are redeemed, an identical number of Attached

Securities are also redeemed or repurchased.

Forfeiture of Unit

7.16 Subject to the rights, obligations and restrictions attaching to any Units or Classes, if a Member fails to pay in full any call on a Unit made in accordance with **clause 6.12**, the Manager may, at any time during such time as any call or part thereof remains unpaid, serve a notice on that Member requiring payment of so much as is unpaid together with interest at the Market Rate for each 3 monthly period (determined at 3 monthly intervals commencing on the date the call becomes payable) such interest to be calculated on and accrue due and payable on the daily balance from the date the call becomes payable to the date of payment or forfeiture of the Units pursuant to **clause 7.17** whichever is the earlier. The notice must state a further day (not earlier than the expiration of 14 days from the date of service of the notice) on or by which the payment as required by the notice is to be made, and must state that in the event of non-payment on or before the time appointed the Units in respect of which the call is then due and owing will be liable to be forfeited and an equal number of Attached Securities will also be liable to be forfeited.

7.17 If the requirements of a notice under **clause 7.16** are not complied with, any Unit in respect of which the notice has been given (together with the Attached Securities) may at any time thereafter before the required payment has been made, be forfeited at the discretion of the Manager, effective at such time as the Manager determines. Such forfeiture shall include all entitlements to income accrued in respect of the forfeited Unit and the Attached Securities, before the forfeiture other than income to which the Member has become presently entitled. All voting rights and entitlements to the distribution of income and capital in connection with any such Unit (and the Attached Securities) are suspended until reinstated by the Manager and in the case of the Attached Securities, the Stapled Entities. If required in order for any Relief to be effective, the Manager holds the Partly Paid Unit on trust for the Member.

Sale of Forfeited Unit

7.18 (a) A forfeited Partly Paid Unit and any Attached Securities may, subject to compliance with the Corporations Act and the conditions of any Relief and the Listing Rules, be sold or otherwise disposed of:

(i) at a price equal to that received from the sale of the Partly Paid Units and, if Stapling applies, any Attached Securities in the normal course of business on ASX; or

(ii) by public auction, in accordance with any Relief; or

(iii) by private treaty,

and such Unit or Stapled Security will be:

(i) credited as paid up to the sum of the amount paid up on the Unit or Stapled Security on the day of the forfeiture and the amount of the call and the amount of any other calls becoming payable on or before the day of the sale; and

(ii) continue to be subject to a liability to pay an amount equal to the Uncalled Amount (if any) in accordance with this deed.

(b) At any time before a sale or disposition under **paragraph (a)**, forfeiture may be cancelled on such terms as the Manager thinks fit and shall be cancelled where the Member pays to the Manager the full amount owing in respect of such Units.

(c) Joint holders of Partly Paid Units are jointly and severally liable to pay all amounts due and payable on the Partly Paid Units held by them.

(d) Where a Partly Paid Unit and relevant Attached Securities are forfeited pursuant to paragraph (a), the Manager may:

(i) receive the consideration, if any, given for the forfeited Partly Paid Unit and relevant Attached Securities on the sale or disposal (or the Manager may determine that the consideration will be received in whole or in part by the Stapled Entities);

(ii) execute (or procure that the Stapled Entities execute) a transfer of such Partly Paid Unit and relevant Attached Securities in favour of the person to whom the Partly Paid Unit and relevant Attached Securities are sold or disposed of and that person must then be registered as the holder of that Partly Paid Unit and relevant Attached Securities, and shall not be bound to see to the application of the proceeds of such sale or disposition nor shall his title to the Unit be affected by any irregularity or invalidity in the proceedings in relation to the forfeiture or sale or disposition of the Units. The defaulting holder of the Unit will remain liable to pay the amount of the unpaid call.

(e) Subject to the conditions of any applicable Relief, where forfeited Partly Paid Units and relevant Attached Securities are sold or disposed of for cash, the Manager must deduct from the cash received:

(i) all moneys which at the date of forfeiture were payable to

the Manager in respect of the forfeited Partly Paid Units;

(ii) all costs incurred in connection with the forfeiture including, without limitation, any costs incurred in connection with any proceedings brought against the former holder to recover the instalment or party of the instalment;

(iii) interest calculated at the Market Rate plus 3% on the daily balance of the amounts in (a) and (b) from the day they became due for payment or were incurred up to and including the date of forfeiture; and

(iv) all amounts which have been or will be incurred for commissions, Taxes, transfer fees and other usual charges, if any, on the sale or disposal of the Partly Paid Unit.

The Manager may retain the amounts so deducted as Assets, but the balance remaining (if any) must be paid to the Member whose Partly Paid Units were forfeited.

Cessation of Status of Member

7.19 A Member whose Units and Attached Securities have been forfeited shall cease to be a Member of the Trust and of each Stapled Entity from the date of the forfeiture as determined by the Manager in accordance with **clause 7.17** but shall notwithstanding:

(a) remain liable to pay to the Manager all unpaid calls and interest in respect of the Units and the costs and expenses of and incidental to the forfeiture and sale or disposition; and

(b) have no claim against the Manager or the Trust or the Stapled Entities in respect of the forfeited Unit and the forfeited Attached Securities.

Buy Back of Units

7.20 While the Trust is Listed, the Manager may, subject to and in accordance with the Corporations Act (including any modifications thereof) and any requirements under the Listing Rules, purchase or cause to be purchased Units or, where Stapling applies, Stapled Securities and cause the Units which in part comprise those Stapled Securities to be cancelled. No Redemption Price is payable upon cancellation of the Units. Where the Units comprise part of Stapled Securities the Manager may only buy back and cancel the Units if the Attached Securities are also the subject of contemporaneous buy-back and cancellation by the respective Stapled Entities. Where Units are purchased as part of a Stapled Security pursuant to a buy-back arrangement, the Manager must determine, in a manner similar to that provided in clause 8.11, what proportion of the price paid for the Stapled Security is to be paid from the Assets of the Trust.

8 UNIT PRICE AND VALUATION

Application Price 8.1 Subject to **clause 6.10** except in the case of Units offered pursuant to or in connection with transactions referred to in the Initial Prospectus which will have an issue price of One Australian Dollar ($A1.00) per Unit, while Ordinary Units are not Officially Quoted, a Unit must only be issued at an application price calculated as:

$$\frac{\text{Net Asset Value} + \text{Transaction Costs}}{\text{number of Units in issue}}$$

The application price must be determined as at the last Valuation Time before the Manager received (or is taken to have received) the application for Units.

Application Price where Units Officially Quoted 8.2 Whilst Ordinary Units are officially quoted, subject to **clauses 8.2A, 8.3, 8.4, 8.5, 8.6, 8.11,** and the **Third Schedule** a Unit must only be issued at an Application Price equal to:

(a) except where **paragraphs (b) or (c)** applies, the Weighted Average Market Price of Units during the ten (10) ASX business days immediately prior to the date upon which the Application Price is to be calculated or, while Stapling applies, a Stapled Security must be issued at its Market Price and **clause 8.11** shall apply to determine which portion of the application price is attributable to the Unit comprising part of that Stapled Security;

(b) where the Unit is issued as the consequence of the exercise of Options under a CenterMark Option Deed which provides for an issue price per Unit equal to the amount of United States Dollars required to buy One Australian Dollar determined by reference to the Buy Rate, such issue price;

(c) where the a Stapled Security is issued as a consequence of the exercise of a Series F Special Option, such issue price as is determined in accordance with the **Third Schedule**.

The price of Units, Stapled Securities or Options issued to an underwriter may be reduced by such lawful fee, brokerage or commission as the Manager determines.

Consideration where Units issued on Exercise of Options 8.2A Whilst Ordinary Units are officially quoted and notwithstanding anything in **clause 8.2** of this deed:

(a) where a Unit is issued as a consequence of the exercise of a Series G Special Option, the consideration that is to be paid for

that Unit shall be determined in accordance with the **Fifth Schedule**;

(b) where a Unit is issued as a consequence of the exercise of a Series G1 Special Option, the consideration that is to be paid for that Unit shall be determined in accordance with the **Sixth Schedule**;

(c) where a Unit is issued as a consequence of the exercise of a Series H Special Option, the consideration that is to be paid for that Unit shall be determined in accordance with the **Seventh Schedule**; and

(d) where a Unit is issued as a consequence of the exercise of a Series I Special Option, the consideration that is paid for that Unit shall be determined in accordance with the **Eighth Schedule.**

Rights Issues

8.3 The Manager may, subject to clause 6.5A, offer further Units for subscription at a price determined by the Manager to those persons who are Members on a date determined by the Manager not being more than 30 days immediately prior to the date of the offer, provided that:

(a) all Member are offered Units at the same application price on a pari passu basis (whether or not the right of entitlement is renounceable); and

(b) the application price is not less than 50% of the Market Price of the Units or, while Stapling applies, the Market Price of Stapled Securities minus the application price of the Attached Securities

AND FURTHER PROVIDED THAT, subject to the Listing Rules, the reference to all Members in **paragraph (a)** excludes Members who are not resident in Australia ("**Overseas Members**"). Where the right of entitlement is renounceable, the Manager is, as the agent of each Overseas Member, to sell the Overseas Member's entitlement and account to the Overseas Member for the proceeds of the sale, after deducting any costs or Taxes incurred in connection with the sale..

The Manager may adjust any entitlement to accord with the Listing Rules and, in the case of fractions, **clause 5.2** shall apply. Any Member may, unless the terms of issue provide otherwise, renounce its entitlement in favour of some other person.

Re-offer

8.4 Any Units offered under **clause 8.3** which are not subscribed for within the period during which the offer is capable of acceptance may be offered for subscription by the Manager to any person, provided that the application price is not less than that at which the Units were originally

offered to Members. If an underwriter has underwritten any offer for subscription under **clause 8.3**, the underwriter may take up any Units not subscribed for by the Member.

Placement 8.5 The Manager may at any time issue Units to any person at any price and on any terms it thinks fit, provided that the Corporations Act, the Listing Rules and any Relief are complied with.

Reinvestment 8.6 The Manager may from time to time issue Units pursuant to a Distribution Reinvestment Plan and while Units are Officially Quoted, the application price payable for each additional Unit upon reinvestment of distributions shall be the Distribution Reinvestment Price .

Underwritten Distribution Reinvestment Plan 8.6A The Manager may from time to time issue Units pursuant to an underwriting arrangement in respect of a Distribution Reinvestment Plan to either:

(a) the underwriter of the Distribution Reinvestment Plan ('**DRP Underwriter**'); or

(b) a person procured by the DRP Underwriter,

at an Application Price that is the same as the Application Price of Units issued under the Distribution Reinvestment Plan which is the subject of the underwriting arrangement.

Periodic Valuations 8.7 The Manager is not to be regarded as having any special expertise in valuation. Except where an Asset comprises an Entity Interest the Manager may cause an Asset to be valued at any time (and must do so if required by the Corporations Act) by a Valuer using the valuation method set out in **clause 8.8**. A copy of any such valuation must be given to the Auditor. Where an Asset comprises an Entity Interest the value of such Entity Interest shall be the Manager's proportionate interest in the then value of the entity's assets net of the Entity's Liabilities. The Manager may determine Net Asset Value at any time in its absolute discretion, including more than once on each day, but unless Units are Officially Quoted must do so at least once every Quarter.

Valuation Methods 8.8 Subject to **clause 8.7**, the valuation method or the manner of valuation of an Asset is to be determined by the Valuer and approved by the Manager.

Rounding 8.9 The Manager may round the application price and redemption price of a Unit calculated under this **clause 8** respectively to the nearest fraction of a cent as determined by the Manager.

Redemption or Repurchase Price 8.10 (a) Subject to **paragraph (b) and clause 7.20** and the terms of issue of any Units, the **Third Schedule**, the **Fifth Schedule**, the **Sixth**

Schedule, the **Seventh Schedule** and the **Eighth Schedule,** a Unit must only be redeemed or (at the option of the Manager) repurchased at a price calculated as:-

$$\frac{\text{Net Asset Value - Transaction Costs}}{\text{number of Units on issue}}$$

provided that, in the case of a partly paid Unit, the Uncalled Amount in respect of that Unit is to be deducted from the price calculated in accordance with this formula.

(b) If a Unit is to be redeemed or repurchased out of the proceeds of an application for a Unit made at the same time as the redemption notice, the Unit may be redeemed at the Application Price. A certificate from the Manager will be conclusive evidence as to whether or not this **paragraph (b)** applies to the redemption of a Unit.

(c) The prices in **paragraphs (a) and (b)** must be determined as at the last Valuation Time before the Units the subject of the redemption notice are redeemed or repurchased.

Determination of Application Price or Redemption Price where Stapled Securities are issued

8.11 While:

(a) Stapling applies;

(b) as a consequence, a Unit is to be issued as part of a Stapled Security or redeemed or repurchased in conjunction with the redemption or repurchase of Attached Securities; and

(c) this deed contains a provision for the calculation or determination of the application price or redemption or repurchase price for the Stapled Security but not for the Unit,

the Manager must, in accordance with this clause 8.11, determine what part of the application price or redemption or repurchase price of a Stapled Security is to be allocated to a Unit and each Attached Security for the purposes of this deed.

The application price for a Stapled Security will be allocated between the Application Price of the Unit and for the application prices for the Attached Securities on the basis of fair value as agreed between the Manager and the Stapled Entities or, failing agreement, determined by an independent accountant based on fair market value as determined by the accountant having regard to the respective net tangible asset backing of each of the Unit and the Attached Securities immediately prior to the issue, redemption or buy-back of the Stapled Security and any other factors which the accountant believes should be taken into account.

However, where the Stapled Security is being issued pursuant to the exercise of one or more options and the terms of the application price of the Unit and each of the Attached Securities must be determined in accordance with any relevant provisions of the terms of the option or options.

9 MANAGER

Powers

9.1 Subject to this deed, the Manager shall have all the powers over and in respect of the Assets and Liabilities of the Trust that it is legally possible for a natural person or a corporation to have as if it were the absolute owner of the Assets. Without in any way affecting the generality of the foregoing, the Manager shall be deemed to have the full and absolute and beneficial powers of:-

(a) purchase and sale of any real or personal property of any nature or investments for cash or upon terms;

(b) leasing and acceptance of surrender of leases with power to compromise the lessees and others and execute and pay for repairs and improvements;

(c) instituting and compromising legal proceedings;

(d) attending and voting at meetings;

(e) paying all outgoings connected with this deed which are not otherwise payable by the Manager;

(f) lending money with or without security;

(g) raising or borrowing money with or without security and incurring all types of obligations and liabilities;

(h) building, altering, repairing, extending, replacing and re-building any real or personal property;

(i) drawing, endorsing, discounting, selling, purchasing and otherwise dealing with bills of exchange either alone or jointly;

(j) entering into any financial facility or agreement of any kind whatsoever;

(k) obtaining or providing guarantees, indemnities or sureties on such terms and conditions as the Manager thinks fit, with or without security;

(l) entering into, purchasing or becoming a party by any means (including without limitation assignment or novation) to any

contracts or arrangements solely for the purpose of or incidental to liability or debt management or currency exchange management including (without limitation):-

(i) the management of actual or contingent interest rate or foreign exchange exposures of the Trust in respect of any existing or proposed borrowing or obligation of the Trust:-

(ii) futures contracts traded on a futures market;

(iii) options contracts;

(iv) currency swap, interest rate swap, forward exchange rate contracts,. forward interest rate contracts or combinations or variations of any of the foregoing;

(m) any scheme or undertaking, common enterprise or investment contract (as defined in the Corporations Act), or any equivalent or substantially similar scheme or undertaking, enterprise or investment contract in any other jurisdiction, including, without limitation, units in a unit trust or like scheme, provided such scheme or undertaking, enterprise or investment contract, unit trust or like scheme complies with the Corporations Act (subject to any Relief) or the corresponding law of any relevant jurisdiction;

(n) investing (whether by way of purchase, lease, acquisition of options or other rights, or otherwise) in all or any of the following:-

(i) real estate of every description including (without limitation) Land and buildings, fixtures and fittings and other improvements erected or installed on Land;

(ii) plant, equipment, furnishings and fittings whether used in association with buildings or Land forming part of the Assets or otherwise;

(iii) monies on deposit at any bank or building society or with any company listed on any stock exchange and debentures of any company so listed;

(iv) negotiable instruments of every type and description, including (without limitation) promissory notes and bills of exchange;

(v) monies deposited with authorised short term money

market dealers;

(vi) investment of money on security (whether by way of mortgage taken severally or otherwise) of any property of the type referred to in **paragraph (I)** for a term not exceeding 30 years and an amount which when added to monies owing on any charge ranking prior to or pari passu with a security to be taken by the Manager does not exceed:-

(A) two-thirds; or

(B) if repayment of the whole of the principal and interest under any mortgages is insured under a mortgage insurance policy acceptable to the Manager, then nine-tenths,

of the value of the property as determined by a Valuer.

(vii) preference or ordinary shares or stock, debentures, options, convertible notes and other securities of any corporation.

Powers 9.2 The Manager must manage the Trust until it retires or is removed. This power extends to the management of the Assets and Liabilities of the Trust.

Disposal of main undertaking 9.3 Notwithstanding **clauses 9.1 and 9.2** or any other provision of this deed except on termination of the Trust, any sale or disposal by the Manager of the main undertaking of the Trust shall be subject to the prior approval of Members in general meeting. At the meeting held to approve any sale or disposal, any person who may benefit (in the capacity other than only as a Member of the Trust) from the sale or disposal and any person who for the purposes of Part 1.2 Division 2 of the Corporations Act would be regarded as a person associated with that person, shall not vote on the Resolution.

Delegation 9.4 The Manager may authorise, by power of attorney or otherwise, one or more persons (whether or not related to or associated with the Manager) to act as its delegate or agent (in the case of a joint appointment, jointly and severally) to hold title to any Asset, perform any act or exercise any discretion within the Manager's powers.

The authorisation must be written. The Manager remains liable for the acts or omissions of a delegate or agent. However, the Manager may include provisions in the authorisation to protect and assist those dealing with the delegate or agent as the Manager thinks fit.

Agents and Advisors	9.5	The Manager has the power to appoint the solicitor, licensed land broker or conveyancer to act on the purchase of any real estate on behalf of the Trust. The Manager may engage any agent, adviser, valuer, broker, underwriter or other contractor to assist the Manager in managing the Trust or dealing with any Asset.
Retirement	9.6	The Manager must retire as Manager of the Trust when required to retire by law. Subject to the Corporations Act, the Manager may retire at any time.
New Manager	9.7	A replacement Manager must execute a deed by which it covenants to be bound by this deed as if it had originally been a party to it.
Removal	9.8	The Manager may not be removed, except in accordance with **clause 9.6**.
Release	9.9	When it retires or is removed, the former Manager is released from all obligations in relation to the Trust arising after the date it retires except that the former Manager is still obliged at the cost of the Trust to vest the Assets in the new Manager and to deliver all books and records relating to the Trust to the new Manager. On the retirement or removal of a Manager, the former Manager is indemnified out of the Assets against any claims arising out of its conduct as Manager except claims arising in respect of negligence, fraud, breach of trust or breach of duty.
Name of Trust	9.10	On retirement of a Manager, that former Manager may require the name of the Trust to be changed to a name which does not include the current (or any former) name of the former Manager and which is not substantially or deceptively similar to those names. In addition, the Manager may change the name of the Trust at any time.
Futures Contracts	9.11	Notwithstanding **clauses 9.1 and 9.2** or any other provision of this deed, the Manager must not enter into or become a party to any futures contract unless the following conditions are fulfilled: (a) where the futures contract is entered into for any speculative purpose the total actual and contingent liability of the Manager pursuant to such contract is limited to an amount not greater than 10% of the Assets; (b) the Manager's liability in respect of such futures contract is limited in a manner which the Manager in its sole discretion considers satisfactory; and (c) the Manager ensures that at all times the Assets include sufficient cash available to the Manager to make any deposits and/or pay any margin calls in respect of any futures contracts as same

become due for payment.

WEA Arrangements 9.12 The Manager has full power to enter into:

(a) the CenterMark Stockholders Agreement;

(b) a CenterMark Option Deed;

(c) the Share Sale and Unit Subscription Agreement;

(d) the Cordera Subscription Agreement;

(e) the Agreement and Plan of Reorganisation; and

(g) any other agreement to which it is a party which is described in the Initial Prospectus,

and to perform all of its obligations and to discharge all of its duties under those documents (including, without limitation, the acquisition of WEA Stock on the terms set out in those agreements) without the need to make any enquiries or conduct any investigations (whether legal or factual) with respect to WEA or the WEA Stock. The Manager is not liable to the Members in any manner whatsoever for entering into those documents and performing its obligations and discharging its duties under them.

Power to unstaple Units 9.13 If Units comprise part of Stapled Securities, subject to the Corporations Act and, while the Units are Officially Quoted, the Listing Rules and approval by Special Resolution, the Manager may at any time apply to have the Stapled Securities unstapled and, if the Stapled Securities are Officially Quoted, removed from quotation.

Power to Staple additional Securities 9.14 The Manager may, subject to the Corporations Act and, while the Units are Officially Quoted, the Listing Rules, cause the Stapling of any other security or securities to the Units.

10 INVESTMENT

Manager's Role 10.1 Except where provided otherwise in this deed the Manager has absolute discretion as to how Assets are invested or otherwise dealt with.

Investment Powers 10.1A Without limiting the effect of **clause 10.1**, the Manager may in its capacity as Trustee invest in, dispose of or otherwise deal with property and rights in its absolute discretion.

For the purpose of giving effect to the investment policy specified in **clause 10.2** but without limiting any other provision of this deed the Manager may:

(a) invest the Assets in cash and cash equivalents, interests, securities or other instruments issued by the Stapled Company (except Stapled Shares) or any other Stapled Entity;

(b) make loans to or provide any other financial accommodation to the Stapled Company or any other Stapled Entity; and

(c) enter into hedging contracts in connection with any actual or prospective investment of the Trust or any borrowing by the Trust.

Investment Policy 10.2 The Manager must specify its principal investment policy in the first prospectus or offering memorandum for the Trust but may vary that policy from time to time.

Voting 10.3 Subject to **clause 10.4**, the Corporations Act and any Relief applicable from time to time, the Manager may exercise all voting rights conferred by the Assets of the Trust as it determines.

Nomination of WEA Directors 10.4 In exercising its right to designate or nominate four directors for election as directors of WEA pursuant to the CenterMark Stockholders Agreement and in exercising its right to vote in respect of the election of such directors, the Manager may act in its absolute discretion.

Insurance 10.5 The Manager must insure and keep insured in the name of the Manager for such amounts as the Manager believes prudent (having regard to normal commercial practice) all the real property and personal property investments forming part of the Assets against fire, loss of rent and other usual risks. If the Manager believes prudent (having regard to normal commercial practice) the Manager shall ensure that the property comprised in every security constituting a mortgage investment comprised in the Assets (other than intangible property) is insured and kept insured in the names of the Manager and the mortgagors and other persons (if any) for the respective interests, against fire, loss of rent and other usual risks.

11 INCOME AND DISTRIBUTIONS

Distributable Income 11.1 The Manager must determine the Distributable Income of the Trust for each Accrual Period. Unless, in its sole and absolute discretion, the Manager determines by a resolution of its directors from time to time that the Distributable Income is to be calculated in some other manner, the Distributable Income for an Accrual Period is equal to the greater of (i) Net Income for the Accrual Period, and (ii) Net Accounting Income of the Trust for the Accrual Period.

Accounts 11.1A Notwithstanding that the Distributable Income of the Trust is to be determined in accordance with clause 11.1, the accounts of the Trust

may be prepared in accordance with applicable accounting standards, including international financial reporting standards to the extent required or relevant, and generally accepted accounting principles. The preparation of the accounts in this manner is not to be regarded as a determination of the method for calculating the Distributable Income of the Trust pursuant to clause 11.1.

Entitlement and Distribution Dates

11.2 The Manager must distribute all Distributable Income of the Trust for each Accrual Period within two months of the end of that Accrual Period.

Distribution Ranking

11.3 Except for CenterMark Option Units and Units issued pursuant to clause 23.2(e) Units shall, subject to the rights, obligations and restrictions attaching to any particular Units or Classes, rank for distributions of Distributable Income from the first day immediately following their creation so that where Units are created during an Accrual Period, such Units shall participate in the Distributable Income in respect of that Accrual Period in the proportion that the part of the Accrual Period (calculated in days) for which such Units rank for distribution of Distributable Income bears to the total number of days in such Accrual Period and in the case where such Units are partly paid for the whole or part of an Accrual Period (**"Partly Paid Units"**), such Partly Paid Units shall participate in the Distributable Income in respect of that Accrual Period according to the proportion or different proportions of the issue price that has been paid up thereon. For the purposes of such calculation where an instalment of the issue price of a Partly Paid Unit is paid into the Trust, the Partly Paid Unit in respect of which such payment is made shall thereby be entitled to rank for an increased participation in Distributable Income from the first day immediately following the day during which such payment was received. CenterMark Option Units issued during a Quarterly Period shall rank for distributions of Distributable Income from the first day of that Quarterly Period unless the CenterMark Option Units Issue Date in respect of such CenterMark Option Units occurs prior to the WEA Dividend Date in respect of a previous Quarterly Period in which event such CenterMark Option units shall rank for distributions of Distributable Income from the first day of that previous Quarterly Period.

Members' Entitlements

11.4 Subject to **clause 11.3** and the rights, restrictions and obligations attaching to any particular Units or Classes each person registered as a Member at the end of the last day of an Accrual Period, shall be presently entitled to the Distributable Income for the Accrual Period, in proportion to the number of Units held by such Member to the total number of Units then on issue but excluding from this calculation Units which do not rank for distributions.

Record Date 11.5 The Manager must determine the Record Date for the purpose of determining the persons who are entitled to the distribution. The total amount to be distributed in respect of a distribution period is to be transferred to a distribution account as soon as practicable after the Record Date. The payment by the Manager of a Member's entitlement to Distributable Income to the Member registered in respect of those Units as at the Record Date shall be a good and sufficient discharge to the Manager in respect of any liability that they may have to any person in respect of such entitlement.

Distribution of Capital to Distribution Account 11.6 The Manager may transfer capital to the distribution account, to enable distribution to Members of the minimum amount necessary to avoid the Manager becoming assessable for tax under section 99A of the Tax Act.

Separate Accounts 11.7 The Manager may keep separate accounts of different categories or sources of income and may allocate income from a particular category or source to particular Members. The Manager must notify the Members concerned of that allocation.

Other Distributions 11.8 Subject to the rights, obligations and restrictions attaching to any Units or Classes, the Manager may distribute any amount of capital or income to Members pro rata according to the number of Units in the Trust held as at a time decided by the Manager. The distribution may be in cash or by way of bonus Units. While Stapling applies, the Manager may not make a distribution by way of bonus Units unless, at the same time as the increase in the number of Units ,the Members other than the holders of any Stapled Company Held Units are also issued an identical number of Attached Securities which when issued are then Stapled to the additional Units issued.

Reinvestment 11.9 If the Manager offers a facility under **clause 8.6** whereby Members may receive distributions by way of additional Units, then by prior notice a Member may elect to reinvest some or all of any distribution by acquiring such additional Units in the Trust. In those cases, the Manager is treated as having received an application by the Member to reinvest distributions at the time that the distribution is paid. The procedure for reinvestment of distributions is to be determined by the Manager and notified to Members from time to time as and when the facility is offered. The Manager may at any time withdraw, amend or re-establish such a facility.

A request to participate in such a facility or cancellation of any such request is effective with respect to a particular distribution if received in a form acceptable to the Manager prior to the Record Date for that distribution.

Acquisition of identical number of Attached Securities

11.9A While Stapling applies no reinvestment may occur unless contemporaneously with the reinvestment in additional Units the Member subscribes for or purchases an identical number of Attached Securities which when issued or acquired (respectively) are then Stapled to the additional Units. The Manager may make provision for and make payment of the subscription or purchase price for such Attached Securities out of the distribution or income (as applicable) which is otherwise available for reinvestment. Part of the application price of the Units may come from distributions or dividends paid on the Attached Securities.

Payment

11.10 The Manager must prepare distribution cheques or arrange for distributions to be paid. Cheques not presented within 6 months may be cancelled and reinvested in Units in the Trust and Attached Securities on behalf of the recipient Members at the application price prevailing at the time the cheque is cancelled.

Withholding Tax

11.11 Where the Net Income is reduced by taxes attributable to the ownership of Units by certain Members the entitlement to Distributable Income of such Members may be adjusted by the Manager so that the entitlement to Distributable Income of all other Members is equivalent to the amount they would receive in the absence of such taxes. In particular, if and to the extent distributions from WEA to the Trust are not eligible for reduced withholding rates under the U.S.-Australia income tax treaty as a result of a Member's Unitholding in the Trust and/or WEA, this clause 11.11 shall be applied such that the incremental withholding tax is borne by such Member or Members causing such incremental taxes.

Distributions Paid in Different Currencies

11.12 The Manager may provide a facility whereby Members may receive their entitlement to the Distributable Income of the Trust from time to time in such currency or currencies as they may request by notice to the Manager in writing and which the Manager in its absolute discretion may approve and in such event the Manager may arrange to convert a Member's entitlement to Distributable Income into the currency in which it is to be paid on a date being the date that the Distributable Income in respect of an Accrual Period is determined, the Closing Date in respect of an Accrual Period, the date of payment of distribution entitlements in respect of an Accrual Period or such other date as the Manager may determine and the Manager may maintain bank accounts in such currencies as may be appropriate for this purpose.

Classes

11.13 Under this **clause 11**, the rights of a Member are subject to the rights, obligations and restrictions attaching to the Units which they hold.

12 ACCOUNTS AND AUDIT

Accounts

The financial reports and directors reports of the Trust must be prepared, audited, lodged with ASIC and distributed to Members by the Manager in accordance with the Corporations Act and the Listing Rules.

13 ADMINISTRATION AND REPORTING

Register

13.1 The Manager must establish and maintain a register of Members and Option Holders (if any) in accordance with the Corporations Act and Listing Rules. The Manager need not enter notice of any trust on any register. The Manager may treat the registered Member as the absolute owner of Units registered in that Member's name and not be bound to take notice of any trust or equity affecting any Unit. While Stapling applies, the register may form part of a combined register of the Trust and the Stapled Entities recording the holders of Stapled Securities.

Certificates

13.2 Certificates may be issued by or on behalf of the Manager for Options. Such certificates shall contain such information as may be prescribed by the law, the Listing Rules or any Relief as applicable. No certificates will be issued for Units. The Manager at any time may send any Member details of Units held by, transactions of, or distributions to, the Member.

Uncertified Trading

13.3 The Trust is permitted to participate in any system or scheme approved by the ASX which allows for simultaneous settlement of transfers of Units and uncertificated holdings, including (without limitation) the CHESS system. Subject to the Corporations Act, while the Trust is admitted to an uncertificated trading system, a joint holding statement may be issued to evidence the holding of Stapled Securities comprising Units and Attached Securities.

Transfers

13.4 Members may transfer Units. Option Holders may transfer Options (subject to their terms of issue). Transfers must be in a form approved by the Manager and the ASX and be presented for registration duly stamped. A transfer is not effective until registered. Except while the Trust is included in the Official List of the ASX, the Manager may refuse to register any transfer of a Unit or Option but such refusal shall not be unreasonable. In all other respects, the Manager must deal with a transfer of a Unit or Option in accordance with the Listing Rules.

Single instrument of transfer for Stapled Securities

13.4A While Stapling applies and subject to the Corporations Act and the Listing Rules if the Listing Rules apply:

(a) the Manager must not register any transfer of Units [except any Stapled Company Held Units] unless it is a single instrument of transfer of Stapled Securities and **clause 13.4** of this deed referring to a transfer of Units will be deemed to be a reference to

such a transfer; and

(b) a reference in **clause 13.4** to a Unit will be deemed to be a reference to a Stapled Security.

Death, Legal Disability

13.5 If a Member or Option Holder dies or becomes subject to a legal disability such as bankruptcy or insanity, only the survivor (in the case of joint holders) or legal personal representative (in any other case) will be recognised as having any claim to Units or Options registered in the Member's or Option Holder's name.

Payments

13.6 Money payable by the Manager to a Member or Option Holder may be paid in any manner approved by the Manager. Only whole cents are to be paid. Any remaining fraction of a cent becomes an Asset of the Trust.

Deductions

13.7 The Manager may deduct from any amount to be paid to a Member or an Option Holder any amount of Tax (or an estimate of it) which it is required or authorised to deduct in respect of that payment by law or by this deed or which the Manager considers should be deducted.

Reports

13.8 The form and content of any report sent by the Manager to Members or Option Holders is (subject to the law) at its discretion.

14 MEETINGS OF UNIT HOLDERS

Corporations Act

14.1 The Manager may at any time convene a meeting of Members, or a Class of Members and must do so if required by the Corporations Act.

Notice Period

14.2 The Manager must give notice of any meeting in accordance with the Corporations Act and, if applicable, the Listing Rules.

Non-receipt

14.3 If a Member does not receive a notice (including if notice was accidentally omitted to be given to them) the meeting is not invalidated.

Quorum

14.4 The quorum for a meeting of Members is 2 Members present in person or by proxy together holding between them at least 10% of all issued Units unless the Trust has only one Member who may vote on a Resolution, in which case that one Member constitutes a quorum.

No Quorum

14.5 If a quorum is not present within 15 minutes after the scheduled time for the meeting, the meeting is:

(a) if convened on the requisition of Members - dissolved; or

(b) otherwise - adjourned to such place and time as the Manager decides.

At any adjourned meeting, those Members present in person or by proxy constitute a quorum. No new notice of the adjourned meeting need be

given unless required by the Corporations Act. Notice of any adjourned meeting which may become necessary may be included in the notice convening the original meeting.

Chairman 14.6 Subject to and to the extent permitted by the Corporations Act, the Chairman of a meeting of Members shall be a person nominated by the Manager but need not be a Member. The decision of the chairman on any matter is final.

Adjournment 14.7 The Chairman has power to adjourn a meeting for any reason to such place and time as the Chairman thinks fit.

Voting 14.8 Subject to the law and this deed, a resolution is passed if a simple majority of votes are cast in favour.

Poll 14.9 **[Deleted]**

Casting Vote 14.10 **[Deleted]**

Proxies 14.11 A Member may be represented at a meeting by proxy. Proxies are governed by the Corporations Act. A proxy shall have the same rights as its appointing Member to vote whether on a poll or a show of hands, to speak and to be reckoned in a quorum. The Manager is not obligated to enquire whether a proxy has been validly given. A proxy expires after 12 months. A proxy is still valid after it is revoked or after the Member who gave it dies or becomes under a legal disability, unless the Manager has received written notice of that fact before the meeting at which the proxy is used.

Representatives 14.12 A body corporate may be represented at a meeting by a person appointed in the manner provided by the Corporations Act. The Manager may accept a certificate executed by the body corporate as evidence of the person's appointment. The person may exercise on the body's behalf the same powers as the body could if it were a natural person and the body is taken to be present at the meeting in person.

Other Attendees 14.13 The Manager and its advisors and the Auditor and, while Stapling applies, representatives of each Stapled Entity may attend and speak at any meeting, or invite any other person to attend and speak.

Resolutions Binding 14.14 A Resolution binds all Members of the Trust, whether or not they are present at the meeting. No objection may be made to any vote cast unless the objection is made at the meeting.

Minutes 14.15 The minutes of a meeting of Members signed by the Chairman of the meeting are evidence of the matters stated in them unless the contrary is proved.

Option Holders 14.16 The Manager may convene a meeting of Option Holders or a Class of Option Holders and must do so if required by the Corporations Act. If it does so, **clauses 14.2 to 14.15** inclusive apply as if they referred to Option Holders rather than Members.

Proxy form while Stapling applies 14.17 While Stapling applies, subject to the Corporations Act, the form of proxy used may be the same form as the Member uses to appoint a proxy to vote on their behalf in respect of the Attached Securities which they hold.

Joint meetings 14.18 While Stapling applies, meetings of Members may be held in conjunction with meetings of the holders of Attached Securities and, subject to the Corporations Act, the Manager may make such rules for the conduct of such meetings as the Manager determines.

15 RIGHTS AND LIABILITIES OF MANAGER

Holding Units 15.1 The Manager and its associates may hold Units and Options in the Trust.

Other Capacities 15.2 Subject to their acting at all times with good faith to all Members and Option Holders nothing in this deed restricts the Manager or its associates from:

(a) dealing with the Trust, the Stapled Company, the Stapled Trust, any other Stapled Entity, or any Member or Option Holder; or

(b) being interested in any contract or transaction with the Trust, the Stapled Company, the Stapled Trust, any other Stapled Entity, or any Member or Option Holder or retaining for its own benefit any profits or benefits derived from any such contract or transaction; or

(c) acting in the same or a similar capacity in relation to any other scheme,

and neither the Manager nor its associates shall be liable to account to any Member in relation to any act, matter, transaction or dealing of a kind described in this **clause 15.2**.

Limitation on Liability 15.3 Subject to the Corporations Act, if the Manager acts in good faith and without default or negligence, it is not responsible to Members or Option Holders for any loss suffered in respect of the Trust. The liability of the Manager in relation to the Trust is in any case limited to the Assets of the Trust.

Specific Limitations - Manager 15.4 Without limiting **clause 15.3**, when acting in good faith, without negligence, fraud, breach of trust or breach of duty, the Manager will not be liable to any Member or any future Manager or any other person for

loss caused by:-

(a) the Manager's acts or omissions in reliance on:-

(i) provided it has been maintained in good faith by the Manager, the register;

(ii) the authenticity of any document;

(iii) opinion, advice or information of any barrister, solicitor, accountant, valuer or other expert instructed by the Manager; or

(iv) information from any banker or the Auditor;

provided the Manager has no reason to believe the relevant material not to be authentic or the expert not to have the relevant expertise;

(b) any act, omission, neglect or default of any person;

(c) any act or omission required by law or by any court of competent jurisdiction;

(d) any particular price or reserve not having been realised;

(e) any unnecessary payment having been made to any fiscal authority;

(f) any act or omission of an operator of any securities title, transfer or holding system; or

(g) the Manager relying on any register of members of a Stapled Entity;

to any greater extent than the amount which the Manager is entitled to and does recover through its right of indemnity from the Assets of the Trust actually vested in the Manager in accordance with this deed.

Exercise of Discretion

15.5 The Manager may decide how and when to exercise its powers in its absolute discretion.

Indemnity

15.6 The Manager is entitled to be indemnified out of the Assets of the Trust for any liability incurred by the Manager in properly performing or exercising any of its powers or duties in relation to the Trust. This indemnity is in addition to any indemnity allowed by law, but does not extend to liabilities arising:

(a) from a breach of trust; or

(b) where the Manager fails to show the degree of care and diligence required of a Manager having regard to its powers, authorities and discretions under this deed,

unless the Members decide otherwise by Special Resolution with respect to specific acts or omissions or on the Manager ceasing to act.

Limitation of Liability to Contracting Parties 15.7 Any contract or agreement entered into by the Manager in its capacity as Manager may incorporate a term whereby the extent of the Manager's liability with respect to obligations that it incurs under such contract or agreement is limited to the Assets of the Trust except for any liability which the Manager may have as a result of its fraud, negligence, default or breach of duty.

Manager's duties in relation to Stapling 15.8 Notwithstanding any other provision of this deed, or any rule of law or equity to the contrary, in exercising any power or discretion conferred on it, the Manager must, subject to the Corporations Act, while Stapling applies, have regard to the interests of the Members of the Trust and the members of the Stapled Entities as a whole and not only to the interests of the Members of the Trust alone.

16 LIABILITY OF UNIT HOLDERS

Liability Limited 16.1 The liability of a Member is limited to the Application Price paid or agreed to be paid for a Unit. A Member need not indemnify the Manager if there is a deficiency in the Net Assets of the Trust or meet the claim of any creditor of the Manager in respect of the Trust.

Recourse Limited 16.2 The recourse of the Manager and any creditor is limited to the Assets of the Trust.

17 EXCLUSION OF PARTNERSHIP OR AGENCY

No Partnership or Agency Nothing in this deed gives rise to any relationship of partnership or agency between the Manager and/or any Member. Nothing contained or implied in this deed is to be construed as creating an association, joint venture or partnership among the Trust and any Stapled Entity for any purpose or authorising the sharing of the benefit of any assets (and any profits therefrom) of the Trust or any Stapled Entity as a result of the Stapling.

18 REMUNERATION AND EXPENSES

Management fee 18.1 Subject to the Corporations Act, the Manager is entitled to be paid out of the Assets a management fee equal to the Manager's reasonable estimate of its costs, including all overheads and whether incurred directly by the

Manager or reimbursed by the Manager to any of its related bodies corporate, in providing its services as Manager for which it is not otherwise reimbursed pursuant to clause 18.3. The entitlement to this fee commences from 1 July 2004 and continues to the date of final distribution in accordance with clause 19.2. The Manager is entitled to remuneration for the period up to 30 June 2004 in the manner calculated pursuant to the former clause 18.1 which was replaced by this current clause 18.1. The fee payable pursuant to clause 18.1 is to be payable from time to time upon demand by the Manager. The Manager may make demand for payment for all or part of the fee at any time if it has incurred costs whether or not it has paid those costs. The Manager must produce a statement within 1 month from the end of each Accrual Period setting out the management fee for the Accrual Period and any amount remaining unpaid.

Waiver of Fees

18.2 The Manager may accept a lower fee than it is entitled to receive under this deed, and may defer payment of its fee for any period. Where payment is deferred, the fee still accrues daily until paid.

Expenses

18.3 All expenses reasonably and properly incurred by the Manager in connection with the Trust or in properly performing its obligations under this deed are payable or reimburseable out of the Assets of the Trust. This includes (without limitation) expenses or overheads connected with:

(a) this deed and the formation of the Trust, any supplemental deed and the approval of this deed and of any supplemental deed by the ASIC and ASX;

(b) preparation, review, lodgement, registration, distribution and promotion of any prospectus, product disclosure statement or offering memorandum in respect of Units, Stapled Securities or Options;

(c) the sale, purchase, insurance and/or custody of and any other dealing with Assets;

(d) investigating and evaluating any proposed purchase, sale or other dealing with an investment;

(e) the acts of the Manager or its agents in connection with the administration, management and promotion of the Trust or the Stapled Entities, its Assets, and Liabilities and property and project management fees and expenses;

(f) the issue of Units, Stapled Securities, Options or any interests in, or rights associated with Units, Stapled Securities or Options or any other obligation (including any securities or debt instruments

of any kind) issued by the Trust;

(g) any underwriting arrangement including, without limitation, underwriting fees, handling fees, costs and expenses, amounts payable under indemnity or reimbursement provisions in the underwriting agreement and any amounts becoming payable in respect of any breach (other than for negligence, fraud or breach of duty) by the Manager of its obligations, representations or warranties under any such underwriting agreement;

(h) convening and holding meetings of Members and Option Holders, the implementation of any Resolutions and communications with Members and Option Holders and attending any meeting of the Stapled Entities;

(i) Tax (including any amount charged by a supplier of goods or services or both to the Manager by way of or as a reimbursement for GST) and financial institution fees;

(j) the engagement of underwriters, agents, valuers, legal (on a full indemnity basis) and other advisers and contractors of all kinds;

(k) preparation and audit of the Taxation returns and accounts of the Trust;

(l) termination of the Trust and the retirement or removal of the Manager and the appointment of a new Manager;

(m) institution, prosecution, defence and compromise any court proceedings, arbitration or other dispute concerning the Trust or any Asset or Liability, including proceedings against the Manager (except to the extent that the person incurring the expenses is found by a court to be in breach of trust, in default or to have been negligent); and

(n) the compliance committee established by the Manager in connection with the Trust (if any), including any fees paid to or insurance premiums paid in respect of compliance committee members;

(o) while there is no compliance committee, any costs and expenses associated with the board of directors of the Manager carrying out the functions which would otherwise be carried out by a compliance committee, including any fees paid to, or insurance premiums paid in respect of, external directors appointed to satisfy the requirements of Chapter 5C of the Corporations Act;

(p) the preparation, implementation, operation, amendment and audit of the compliance plan;

(q) any costs incurred in connection with or as a result of any agreement in connection with the Trust to which any Member is a party and any costs which such agreement provides are to be borne by the Trust;

(r) interest, discount and acceptance fees for bill facilities, all borrowing, hedging or facility costs and like amounts;

(s) any actual or proposed investment, acquisition, realisation, disposal, valuation, maintenance, alteration, improvement, enhancement, receipt, collection or distribution of any Assets;

(t) fees payable to any person (not associated with the Manager) authorised by the Manager to hold the Assets;

(u) establishing and maintaining the register of Members and of Option Holders, the Trust accounting system and records and the investment register (including operation and development of computer facilities, both software and hardware, salaries and on costs);

(v) fees payable to the ASIC or any other regulatory authority;

(w) ASX and share registry fees (including listing and quotation fees);

(x) preparing, printing and posting accounts, cheques and documents, or making payments, to Members and Option Holders;

(y) amounts payable to advisers, agents, brokers, contractors, underwriters or other persons engaged by the Manager under the Deed (including legal costs on a full indemnity basis);

(z) entering the Trust in any survey;

(aa) fees payable to any ratings organisation;

(bb) performance of the Manager's duties, exercise of the Manager's rights or powers, compliance with the law and the Listing Rules, and any request or requirement of the ASIC;

(cc) fees payable to Austraclear Limited or any other securities system authorised by the Manager to hold Assets;

(dd) dealing with applications for and redemption of, and determining the Application Price and Redemption Price of, Units or Stapled Securities.

but does not include the amount of any credit or refund of GST to which the Manager is entitled as a result of incurring such expenses.

Deferral

18.4 The Manager may defer reimbursement of any or all expenses under **clause 18.3** for any period it determines.

GST

18.5 The fees payable to the Manager under this deed do not include any amount referable to GST. If the Manager is or becomes liable to pay GST in respect of any supply under or in connection with this deed (including, without limitation, the supply of any goods, services, rights, benefits or things) then, in addition to any fee or other amount or consideration payable to the Manager in respect of the supply, the Manager is entitled to be paid an additional amount on account of GST, such amount to be calculated by multiplying the fee, amount or consideration for the part of the supply which is a taxable supply for GST purposes by the prevailing rate of GST, and the Manager shall be entitled to be reimbursed or indemnified for such amount of GST out of the Assets.

18.6 If as a result of the imposition or introduction of GST and any reduction or abolition of any other Tax in conjunction with the imposition or introduction of GST, the Manager determines that:

(a) there is any direct or indirect increase in the cost to the Manager of performing its duties under this deed (including, without limitation, any increase in the amount charged by any supplier to the Manager of goods, services, rights benefits or any other thing); or

(b) there is any direct or indirect reduction in any amount received or receivable by the Manager or in the effective financial return to the Manager in connection with the proper performance of the Manager's duties under this deed (including, without limitation, the return on the Manager's overall capital which could have been achieved but for the imposition or introduction of GST);

and such increased cost or reduction is not compensated for by any other provision of this deed, then the Manager may recover from the Assets such amount as, in its sole opinion but acting reasonably, will compensate the Manager for such increased cost or reduction.

19 TERMINATION

Procedure 19.1 On termination of the Trust, the Manager must realise the Assets of the Trust. This must be completed in 180 days if practical and in any event as soon as reasonably possible after that. The Manager may make partial distributions.

Final Distribution 19.2 Subject to the rights, obligations and restrictions attaching to any particular Units or Classes, any net proceeds of realisation, after discharging or providing for all Liabilities of the Trust and meeting the expenses of termination, must be distributed pro rata to Members according to the number of Units they hold (but excluding from this calculation Units which do not have any rights to participate in the net proceeds of realisation).

Audit of winding up 19.3 If and to the extent that ASIC policy so requires, the Manager must arrange for independent review or audit of the final accounts of the Trust by a registered company auditor.

20 AMENDMENTS TO CONSTITUTION

The Manager may by supplemental deed alter this deed in accordance with and subject to the Corporations Act.

21 DELETED

22 DELETED

23 RESTRUCTURE

Implementation of Proposal 23.1 At any time upon and after the Effective Date, the Manager has power to do all things which it considers are necessary, desirable or reasonably incidental to give effect to the Proposal in accordance with the Implementation Deed.

Express powers of Manager 23.2 Without limiting clause 23.1 but subject to clause 23.3 and despite any other provision in this constitution, the Manager has power:

(a) on the Implementation Date to consolidate the Units in the ratio of each pre-consolidation Unit being converted into 0.15 post-consolidation Units with any resultant fraction of a Unit in a holding being rounded up to the next whole number of Units. In

the case of Units which are acquired by the Investment Bank pursuant to the Sale Facility the number of post-consolidation Units which the Investment Bank is to receive will be rounded up as if the respective numbers of Units which the Investment Bank acquires pursuant to the Sale Facility from Members were separate holdings of those Members so that the Investment Bank will receive the same number of post-consolidation Units which the participants in the Sale Facility would have received in aggregate if they had respectively held the pre-consolidation Units on the Stapling Record Date;

(b) immediately following the consolidation described in (a), but subject to (c), to pay to each Member except the Members holding Stapled Company Held Units, by way of a capital distribution, $1.01 per Unit held;

(c) to apply all the respective distributions paid to each Member under (b) to acquire, on behalf of and in the name of that Member, an equivalent number of units in the Stapled Trust and an equivalent number of ordinary shares in the Stapled Company on the basis that the subscription price for each of those units and shares will be $1.00 and $0.01 respectively;

(d) to procure that the Acquired Units and the Acquired Shares are registered in the name of the relevant Member with the result that the Member is bound:

    (i) by the terms of issue of the Acquired Units and the Acquired Shares (including, without limitation, restrictions which cause a Member's Units to be Stapled to Acquired Units and Acquired Shares); and

    (ii) generally, by the constitution of the Stapled Company and the Stapled Trust;

(e) to the extent that this will facilitate Stapled Trust Unitholders and Stapled Company Shareholders holding an equivalent number of units and shares in each of the Stapled Company, Stapled Trust and the Trust, to issue to Stapled Trust Unitholders one Unit in respect of each $1.00 and Stapled Company Shareholders one Unit in respect of each 0.1 of a cent paid by or on that person's behalf in subscription for Units pursuant to the Implementation Deed with such new Units to rank pari passu with all of the existing Units including ranking for full participation in Distributable Income for the Accrual Period during which the Units are issued;

(f) to issue to Members new holding statements or other evidence of

entitlement in respect of Units of which the Member is the registered holder after the Proposal is implemented and, in the alternative, to issue or cooperate in the issuing of a single holding statement reflecting the Member's holding of Units, Acquired Units and Acquired Shares;

(g) to execute all documents and do all things which it considers necessary, desirable or reasonably incidental to give effect to the Proposal and to appoint any individual or individuals of its choosing to execute any such documents or do any such things.

Sale Facility

23.3 Notwithstanding the foregoing provisions of this clause 23 where a Member has validly elected to participate in the Sale Facility or is a Designated Foreign Unitholder ("Sale Facility Participant"), the Manager must transfer the Units held by the Sale Facility Participant, or such number of those Units which are to be the subject of the Sale Facility, to the Investment Bank so that the Investment Bank will receive the distribution pursuant to clause 23.2(b) and apply that distribution in accordance with clause 23.2(c) in order to acquire the Acquired Units and Acquired Shares which would otherwise have been issued to the Sale Facility Participant and be obliged to provide to each Sale Facility Participant the Sale Consideration to which it is entitled.

Appointment as agent and attorney for Members

23.4 At all times on and after the Effective Date, the Manager is irrevocably appointed the agent and attorney for each Member to do all things which the Manager considers are necessary, desirable or reasonably incidental to give effect to the Proposal.

23.5 Without limiting clause 23.4, the Manager is irrevocably appointed as the agent and attorney of each Member to:

(a) receive and apply the distributions referred to in clause 23.2(b) in the manner contemplated in clause 23.2(c);

(b) execute an application form (which may be a master application form) in relation to the Acquired Units and the Acquired Shares;

(c) act in accordance with clause 23.3; and

(d) execute transfers of Units which are to be the subject of the Sale Facility.

23.6 The Manager is authorised to execute the documents and do all things under clauses 23.2 and 23.3 without needing further authority or approval from Members and may do so even if it has an interest in the outcome of such exercise.

Manager's limitation of liability

23.7 Without derogating from any limitation of the Manager's liability in terms of this constitution, the Manager has no liability to Members of any nature whatsoever beyond the Assets whether arising, directly or indirectly, from the Manager doing or refraining from doing any act (including the execution of any document) in exercising its powers pursuant to this clause 23 in connection with the implementation of the Proposal in accordance with the Implementation Deed.

Options

23.8 If following the Effective Date the Stapled Company or the Stapled Trust is under any obligation, whether actual or contingent, to issue shares or units in the future pursuant to any option or comparable arrangement to any person the Manager may:

(a) give an undertaking to the Stapled Company and/ or the Stapled Trust Manager to issue Units at the same time to each person to whom shares in the Stapled Company and units in the Stapled Trust are to be issued to ensure that the person receives Stapled Securities, or

(b) grant an option or comparable right to the person to acquire an equal number of Units to the number of shares in the Stapled Company and units in the Stapled Trust which the person is entitled to be issued on exercise of the option or comparable right, on the basis that the option or comparable right may only be exercised if required to ensure that the person receives Stapled Securities.

23.9 The undertakings, options or rights which the Manager may issue pursuant to clause 23.8 may be issued without consideration. The price at which the Units are to be issued pursuant to the undertakings or upon the exercise of those options or rights is to be calculated as follows:

(a) where an Executive Option is exercised and the Stapled Company elects to procure the issue of Stapled Securities to satisfy its obligations on exercise of that option, the issue price of a Unit is the WAT Proportion of the exercise price of that Executive Option (or if that Executive Option has a nil exercise price, the issue price of a Unit is the WAT Proportion of $13.76, being the volume weighted average sale price of a Stapled Share sold on ASX during the five trading day period up to but not including the Announcement Date);

(b) where a Possfund Option is exercised and the Stapled Company elects to procure the issue of Stapled Securities to satisfy its obligations on exercise of that option, the issue price of a Unit is the WAT Proportion of $12.84, being the exercise price of a Possfund Option;

(c) where a WFT Option is exercised, the issue price of a Unit is the WAT Proportion of $1,000 (being the exercise price of a WFT Option) divided by the number of Units required to be issued under the option or right granted under clause 23.8 in respect of that WFT Option,

and in each case the issue price is to be adjusted in the same manner as any adjustment to the exercise price of the relevant option under the terms of that option.

Definitions

23.10 In this clause 23, the following words and expressions have these meanings unless the contrary intention clearly appears.

Acquired Units means the units in the Stapled Trust acquired by the Manager on behalf of Members, under clause 23.2(c).

Acquired Shares means the ordinary shares in the Stapled Company acquired by the Manager on behalf of Members, under clause 23.2(c).

Announcement Date means 22 April 2004.

Cash Price means for each Unit sold under the Sale Facility prior to consolidation as part of the Proposal, an amount equal to 15% of the weighted average selling price of the Stapled Securities sold by the Investment Bank for cash pursuant to the Sale Facility plus, where the consolidation of the Units sold by the Member pursuant to the Sale Facility resulting in a rounding up pursuant to clause 23.2(a), the additional sum received by the Investment Bank from the sale of Stapled Securities attributable to that rounding in respect of the particular Unit.

Designated Foreign Unitholder means a Member who is a citizen or resident of a jurisdiction outside Australia and New Zealand or whose address in the Register is a place outside Australia and New Zealand and their respective external territories, unless the Manager and the Stapled Entities are satisfied before the Effective Date that the Stapled Entities are not precluded from lawfully issuing Acquired Units or Acquired Shares to the Member either unconditionally or after compliance with conditions which the Managers and the Stapled Entities in their sole discretion regard as acceptable and not unduly onerous.

Effective Date means the Effective Date as that term is defined in the Implementation Deed.

Executive Option means an option granted by the Stapled Company to an employee of the Stapled Company or a subsidiary of the Stapled Company under the Westfield Executive Option Plan or the Westfield Executive Performance Share Plan.

Implementation Date means the Implementation Date as that term is defined in the Implementation Deed.

Implementation Deed means the deed made between the Manager, the Stapled Trust Manager and the Stapled Company dated 21 May 2004 as amended.

Investment Bank means ABN AMRO Equities Australia Limited (ACN 002 768 701).

Possfund Option means an option granted by the Stapled Company under an option deed dated 1 April 2004 between Westfield and Possfund Custodian Trustee Limited.

Proposal means the transactions contemplated and described in the Implementation Deed.

Sale Facility means the facility under which Designated Foreign Unitholders are required to sell their Units and other Members may elect to sell all or some of their Units to the Investment Bank for the Sale Consideration and on the basis that the Investment Bank is entered in the Register in respect of those Units on the Stapling Record Date, and will participate in the Proposal in respect of these Units, receive the Acquired Shares and Acquired Units pursuant to the Proposal and sell the required number of the resultant Stapled Securities for cash to pay the Cash Price and transfer the remaining Stapled Securities in satisfaction of the Stapled Securities Consideration.

Sale Consideration means in respect of Units participating in the Sale Facility either:

(a) the Cash Price; or

(b) the Stapled Securities Consideration.

Stapled Company Shareholders means holders of ordinary shares in the Stapled Company on the Stapling Record Date, excluding ordinary shares issued under clause 23.2(c).

Stapled Securities Consideration means the same number of Stapled Securities which the Member participating in the Sale Facility and electing to receive the Stapled Securities Consideration would have held if the Member had retained the Units in respect of which the election was made and received Acquired Units and Acquired Shares in relation thereto pursuant to clauses 23.2(a) to (d).

Stapled Trust Unitholders means holders of units in the Stapled Trust on the Stapling Record Date, excluding units issued under clause

23.2(c).

Stapling Record Date means 5.00 pm (Sydney time) on the sixth Business Day following the Effective Date or such other time agreed between the Manager and the Stapled Entities and permitted by ASX.

WAT Proportion means 28.7%.

WFT Option means an option granted by the Stapled Trust Manager under the document entitled 'Westfield Trust 2009 Amended Option Terms Deed Poll' entered into by the Stapled Trust Manager on or about the Implementation Date.

24 PRESERVATION OF REIT STATUS

REIT Status

24.1 Where the Assets comprise shares or stock in a corporation ("**relevant corporation**") which qualifies as a real estate investment trust ("**REIT**") for the purposes of the Internal Revenue Code of 1986 of the United States of America ("**Code**") and the preservation of the status of the relevant corporation as a REIT is advantageous to the Trust or to the Members then subject to the requirements of and to the extent permitted by the law, the Listing Rules, the terms of any waiver of the Listing Rules and any Relief (collectively "**Requirements**"), the Manager will take such measures as it is able to ensure that the relevant corporation continues to qualify as a REIT and will refrain from taking any action that would impair the status of the relevant corporation as a REIT and shall take or refrain from taking any action necessary to prevent any other material adverse change to the Trust in connection with the ownership by the Manager of WEA Stock including, but not limited to the exchange of any WEA Stock owned by the Manager for excess shares or stock in WEA. Except while the Trust is included in the Official List of the ASX, without limiting the generality of the foregoing, but subject to and to the extent permitted by the Requirements the Manager may:

(a) refuse to register any transfer, which, if registered, may result in the relevant corporation being "closely held" within the meaning of Section 856(h) of the Code;

(b) cause an appropriate number of Units in respect of which such notice has been given to be forfeited in order to ensure that the relevant corporation is not "closely held" within the meaning of Section 856(h) of the Code and in such event:

(i) subject to the terms of this deed a forfeited Unit may be sold or otherwise disposed of by private sale at a price per Unit calculated in accordance with any Relief or equal to the prevailing application price of Units at the date of the

sale;

(ii) at any time before a sale or disposition under **sub-paragraph (i)**, forfeiture may be cancelled on such terms as the Manager thinks fit;

(iii) on a sale or other disposition under **sub-paragraph (i)** the Manager shall receive the proceeds of such sale or disposition and may execute a transfer of the forfeited unit in favour of the purchaser of the Unit and such purchaser shall thereupon be registered as the Member and shall not be bound to see to the application of the proceeds of such sale or disposition nor shall his title to the Unit be affected by any irregularity or invalidity in the proceedings in relation to the forfeiture or sale or disposition of the Units;

(iv) the proceeds of sale or disposition of any forfeited Unit shall be applied first towards the payment of all costs and expenses incidental to the forfeiture and sale or disposition and the balance, if any, remaining shall be paid to the Member whose Units have been forfeited and sold or otherwise disposed of.

25 GENERAL

Relevant Law 25.1 This deed is governed by the laws from time to time in force in the State of New South Wales.

Submission to Jurisdiction 25.2 Each party irrevocably and unconditionally submits to the non-exclusive jurisdiction of the Courts of New South Wales.

Notices to Members and Option Holders 25.3 A notice required under this deed to be given to a Member or Option Holder must be given in writing (which includes a fax) and be delivered or sent to the Member or Option Holder at the Member's or Option Holder registered address or the facsimile number (if any) last advised to the Manager for delivery of notices. For joint Members or Option Holders, this means the registered address or the facsimile number of the Member or Option Holder first named in the register. A notice sent by post is taken to be received on the day after it is posted and a facsimile is taken to be received one hour after receipt by the transmittor of confirmation of transmission from the receiving facsimile machine, and proof of actual receipt is not required.

26 COMPLAINTS

26.1 If and for so long as the Corporations Act or ASIC policy requires, if a Member submits to the Manager a complaint alleging that the Member

has been adversely affected by the Manager's conduct in its management or administration of the Trust, the Manager:

(a) must, if the complaint is in writing, acknowledge in writing receipt of the complaint as soon as practicable and in any event within 14 days from receipt;

(b) must ensure that the complaint receives proper consideration resulting in a determination by a person or body designated by the Manager as appropriate to handle complaints;

(c) must act in good faith to deal with the complaint by endeavouring to correct any error which is capable of being corrected without affecting the rights of third parties;

(d) may in its discretion give any of the following remedies to the complainant:

   (i) information and explanation regarding the circumstances giving rise to the complaint;

   (ii) an apology; or

   (iii) compensation for loss incurred by the Member as a direct result of the breach (if any); and

(e) must communicate to the complainant as soon as practicable and in any event not more than 45 days after receipt by the Manager of the complaint:

   (i) the determination in relation to the complaint;

   (ii) the remedies (if any) available to the Member; and

   (iii) information regarding any further avenue for complaint.

27 COMPLIANCE COMMITTEE

Compliance Committee

If any Compliance Committee Member incurs a liability in that capacity in good faith, the Compliance Committee Member is entitled to be indemnified out of the Assets in respect of that liability to the extent permitted by law.

28 STAPLING

Paramountcy of Stapling provisions

28.1 Subject to clauses 2.1, 2.2, 5.8, 5.10 and 17 the provisions of this deed relating to Stapling prevail over all other provisions of this deed including any that are expressed to prevail over others, except where this would result in a breach of the Corporations Act, the Listing Rules (if the

Listing Rules apply) or any other law.

Maintenance of Listing and consistency with constitutions of the Stapled Entities

28.2 The Manager must use every reasonable endeavour to procure that if the Stapled Securities are and continue to be Listed as one joint security, that the Stapled Securities are dealt with under this deed in a manner consistent with the provisions relating to the Attached Securities in the constitutions of the Stapled Entities.

Stapling – general information

28.3 If the Manager determines that Stapling will apply, the Units are to be stapled to the Stapled Shares and the Stapled Units in the ratio of one Unit to one Stapled Share and one Stapled Unit as from the Stapling Commencement Date. The Manager must not cause Stapling to commence while the Trust has more than one Class of Units. The intention is that, so far as the law permits, a Unit, a Stapled Share and a Stapled Unit which are Stapled together shall be quoted jointly on ASX. If further Attached Securities are from time to time Stapled to the Units the intention is that, so far as the law permits, a Unit and one of each of the Attached Securities which are Stapled together shall be quoted jointly on ASX. This clause 28.3 does not prevent the Stapled Company or any of its subsidiaries from holding Units which are not subject to Stapling.

FIRST SCHEDULE
(Clause 1.1)

WESTFIELD AMERICA TRUST

Deleted

SCHEDULE 2

TERMS OF ISSUE OF SERIES A CLASS UNITS, SERIES B CLASS UNITS AND SERIES C CLASS UNITS

SECOND SCHEDULE

[DELETED]

THIRD SCHEDULE

TERMS OF ISSUE OF SERIES F SPECIAL OPTIONS

1. DEFINITIONS AND INTERPRETATION

1.1 Terms defined in clause 1.1 of the Constitution of the Trust (as amended) ('**Constitution**') have the same meanings in this Schedule unless the context otherwise requires.

1.2 In this Schedule:

'**Preferred Share**' means one fully paid share of Series F Preferred Stock in WEA and '**Preferred Shareholder**' or '**Preferred Shares**' has a corresponding meaning.

'**Reconstruction**' means a capital reconstruction (including, without limitation, any consolidation, stock split or stock dividend, subdivision or reduction of capital), merger or any return of capital or other capital distribution, except for ordinary periodic distributions made pro-rata among shareholders of a class or issues of stock or units which are not in redemption of any shares of stock or units, or any similar capital transaction that would affect the capital structure of the Trust or WEA, in each case of or in respect of WEA or the Trust (as the case may be), excluding the payment of an ordinary periodic cash distributions in respect of the operations of WEA or the Trust (as the case may be).

'**Series F Special Option**' means an option to subscribe for that number of Units equal to the Special Option Number on the Series F Special Option Terms, and '**Series F Special Optionholder**' has a corresponding meaning.

'**Series F Special Option Deed**' means a deed entered or to be entered into between the Manager and Westfield Capital Corporation Finance Pty Limited pursuant to which the Manager agrees to issue Series F Special Options.

'**Series F Special Option Number**' is 157.35 as may be adjusted in accordance with the Series F Special Option Deed.

'**Series F Special Option Period**' means the period:

(a) commencing on the date which is the seventh anniversary from the date when the Series F Special Option is issued to the Series F Special Optionholder; and

(b) expiring on the date which is the twentieth anniversary of the date when the Series F Special Options are issued to the Series F Special Optionholder pursuant to **clause 2.1** of the Series F Special Option Deed; and

(c) any additional period for exercise of the Series F Special Options in accordance with the Series F Special Option Deed.

'Series F Special Option Terms' means the terms of the Series F Special Options set out in this Schedule.

2. ENTITLEMENT

Each Series F Special Option will entitle a Series F Special Optionholder to subscribe for that number of Units equal to the Series F Special Option Number.

3. EXERCISE PERIOD

A Series F Special Option may be exercised at any time during the Series F Special Option Period.

4. PREREQUISITE TO EXERCISE

Each Series F Special Option must be exercised in compliance with all the securities law restrictions set out in **paragraph 11** and as part of a parcel of Series F Special Options which, on exercise, entitles the Series F Special Optionholder to Units having a value not less than the minimum amount required under the *Corporations Law* (currently $A500,000) for the issue by the Manager of Units on exercise of such Series F Special Option to constitute an issue which does not require disclosure to investors pursuant to **section 708(8)(a)** of the *Corporations Law* (or any successor statute).

5. EXERCISE PRICE

5.1 On exercise of a Series F Special Option, the Exercise Price payable on exercise of each Series F Special Option may be satisfied by:

(a) the payment of US$1,000 to the Manager; or

(b) the transfer of a Preferred Share to the Manager,

provided that if a Series F Special Option is exercised and the Series F Special Optionholder elects to deliver a Preferred Share rather than cash in satisfaction of the exercise price, a valuation of the Preferred Share must be undertaken by an independent valuer selected by the Manager. If the value of the Preferred Share as determined by the independent valuer is less than US$1,000, the Series F Special Optionholder is required to pay an additional amount to the Manager, equal to the difference between that value and US$1,000 (as adjusted for any Reconstruction occurring after the date of issue of the Series F Special Option).

5.2 On exercise of a parcel of Series F Special Options, the Series F Special Optionholder will receive a number of Units equal to the number of that parcel of Series F Special Options multiplied by the Series F Special Option Number, provided that if this multiplication results in a total that includes a fraction of one Unit, that fraction will be rounded up to be one additional Unit.

6. RANKING OF UNITS ON EXERCISE OF SERIES F SPECIAL OPTIONS

6.1 Subject to **paragraph 6.2**, a Unit allotted on exercise of a Series F Special Option will rank in all respects equally with the existing Units on issue at the date of allotment.

6.2 A Unit allotted on exercise of a Series F Special Option will rank for distribution of the Distributable Income from the first day following their creation so that where Units are created during an Accrual Period, such Units shall participate in the Distributable Income in respect of that Accrual Period in the proportion that the part of the Accrual Period (calculated in days) for which such Units rank for distribution of Distributable Income bears to the total number of days in such Accrual Period.

7. MANNER OF EXERCISE

7.1 If a Series F Special Optionholder wishes to exercise a Series F Special Option, it must give an irrevocable (subject to **paragraph 7.2**) written notice in the form determined by the Manager from time to time ('**Notice of Exercise**') specifying:

(a) the number of Series F Special Options in the parcel of Series F Special Options which the Series F Special Optionholder wishes to exercise in compliance with **paragraph 4**;

(b) the specific date (being not less than 6 and not more than 30 days from the date of the Notice of Exercise) on which it wishes to exercise those Series F Special Options ('**Exercise Date**');

(c) the number of Units ('**Relevant Number**') (being equal to the Series F Special Option Number multiplied by the number of Series F Special Options to which the Notice of Exercise relates) which the Series F Special Optionholder should be allotted on the Exercise Date; and

(d) those matters demonstrating compliance with the U.S. securities laws restrictions set forth in **paragraph 11**.

7.2 Within 5 days from receipt of the Notice of Exercise, the Manager will provide the Series F Special Optionholder with all material filed by it with the ASX in respect of the Trust since the last annual report issued to Series F Special Optionholders and the Series F Special Optionholder will (by written notice to the Manager) be entitled to revoke the Notice of Exercise at any time during the 15 days immediately following receipt of such material.

7.3 Subject to **paragraph 7.2**, on the Exercise Date:

(a) the Series F Special Optionholder must deliver to the Manager the total Exercise Price, either:

(i) in cash; or

(ii) by the transfer of that number of Preferred Shares equal to the number of Series F Special Options to which Notice of Exercise relates; or

(iii) partly in the manner referred to in **paragraph (i)** and partly in manner referred to **paragraph (ii)**; and

(b) in consideration of the payment of the total Exercise Price either in cash or by the transfer of Preferred Shares pursuant to **paragraph (a)**, the Manager must issue to the Series F Special Optionholder the Relevant Number of Units.

7.4 A Series F Special Optionholder who elects to transfer Preferred Shares either in full or part payment of the Exercise Price, must ensure that any Preferred Share transferred pursuant to **paragraph 7.3(b)** (if any), is (immediately prior to transfer) owned by the Series F Special Optionholder, (free of all mortgages, charges, liens and other encumbrances or prior claims) and has attached all rights (including rights to receive dividends) attaching or accruing to the Preferred Share on the Exercise Date provided that if the Series F Special Option is exercised after the record date for a Quarterly dividend by WEA and prior to payment of such dividend, then the transfer of a Preferred Share shall not include such unpaid dividends.

8. TRANSFER OF SERIES F SPECIAL OPTIONS

Subject to the securities law restrictions set out in **paragraph 11**, a Series F Special Option will be fully transferable.

9. NEW ISSUES

9.1 A Series F Special Option will not confer any right on the Series F Special Optionholder to participate in any new issues of Units or Series F Special Options, to subscribe for new Units, or to be entitled to any distributions.

9.2 Series F Special Optionholders who exercise Series F Special Options prior to the Record Date for an issue or distribution, will be entitled to participate in that issue or distribution as a Unitholder to the extent set out in this Schedule.

10. RIGHT TO VOTE

No Series F Special Option confers on the Series F Special Optionholder:

(a) any right to vote at a meeting of Unitholders; or

(b) any right to require the Manager to redeem or repurchase the Series F Special Option; or

(c) except as expressly provided in this deed or the Series F Special Option Deed, any other entitlement under this deed consequent on holding the Series F Special Option.

11. SECURITIES LAW RESTRICTIONS

11.1 The Series F Special Options have not been registered under the U.S. Securities Act and may not be offered, sold or exercised except:

(a) pursuant to an effective registration statement under the U.S. Securities Act;

(b) within the United States to or, in the case of exercise, by Institutional 'Accredited Investors' within the meaning of Rule 501(a)(1), (2), (3) and (7) under the Securities Act in a transaction exempt from registration requirements of the Securities Act upon delivery of a purchaser's letter in the form of **Annexure B-1** or **B-2** of the Series F Special Option Deed, as applicable;

(c) outside the United States to or, in the case of exercise, by non-U.S. persons in a transaction meeting the requirements of Rules 901, 903 or 904 of Regulation S under the U.S. Securities Act;

(d) to WEA, its affiliates, the Manager or their affiliates; or

(e) as otherwise agreed by the Manager.

The Series F Special Options shall bear a legend to the foregoing effect:

Series F Special Options issued to non-U.S. persons pursuant to Regulation S under the U.S. Securities Act shall bear the following additional legend:

> 'THE HOLDER OF THIS SECURITY AGREES FOR THE BENEFIT OF THE ISSUER THAT (A) THE SECURITY MAY BE EXERCISED ONLY BY A NON-U.S. PERSON UPON DELIVERY OF EITHER (i) A WRITTEN CERTIFICATE THAT IT IS NOT BEING EXERCISED ON BEHALF OF A U.S. PERSON OR (ii) A WRITTEN OPINION OF COUNSEL TO THE EFFECT THAT THE SECURITY AND THE UNITS DELIVERED UPON EXERCISE THEREOF HAVE BEEN REGISTERED UNDER THE U.S. SECURITIES ACT OR ARE EXEMPT FROM REGISTRATION THEREUNDER AND (B) THE SECURITY MAY BE EXERCISED ONLY IN ACCORDANCE WITH THE TERMS OF THE OPTION DEED.'

All other Series F Special Options shall bear the following additional legend:

> 'THE HOLDER OF THIS SECURITY AGREES FOR THE BENEFIT OF THE ISSUER THAT (A) THE SECURITY MAY BE EXERCISED ONLY BY (1) A

NON-U.S. PERSON UPON DELIVERY OF EITHER (i) A WRITTEN CERTIFICATE THAT IT HAS NOT BEEN EXERCISED ON BEHALF OF A U.S. PERSON, OR (ii) A WRITTEN OPINION OF COUNSEL TO THE EFFECT THAT THE SECURITY AND THE UNITS DELIVERED UPON EXERCISE THEREOF HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR ARE EXEMPT FROM REGISTRATION THEREUNDER OR (2) AN INSTITUTIONAL ACCREDITED INVESTOR UPON DELIVERY OF A LETTER SUBSTANTIALLY IN THE FORM ANNEXED TO THE SERIES F SPECIAL OPTION DEED AND (B) THIS SECURITY MAY BE EXERCISED ONLY IN ACCORDANCE WITH THE TERMS OF THE OPTION DEED.'

11.2 Units issuable upon exercise of the Series F Special Options will not be registered under the U.S. Securities Act and may not be offered or sold by an Optionholder after exercise of an Option except:

(a) pursuant to an effective registration statement under the U.S. Securities Act or pursuant to an exemption from the registration requirements thereunder;

(b) outside the United States to non-U.S. persons (which term shall include U.S. dealers or other professional fiduciaries acting on a discretionary basis for non-U.S. beneficial owners (other than an estate or trust)) in reliance upon Rules 903 and 904 of Regulation S under the U.S. Securities Act;

(c) in 'regular way transactions' on the ASX, provided that neither the seller, nor any person acting on its behalf, knows that the transaction has been pre-arranged with a buyer that is a US person or is located in the US;

(d) to the Manager or its affiliates; or

(e) as otherwise agreed by the Manager.

The foregoing restrictions shall be noted in the Unit register maintained by the Manager. The Manager agrees that it will cause the notation to be removed from the Unit register at such time as the Units may be transferred without restriction under applicable law.

11.3 A Series F Special Option may only be exercised by a non-U.S. person upon delivery of either:

(a) a written certification that the Series F Special Optionholder is not a U.S. person and the Series F Special Option is not being exercised on behalf of a U.S. person; or

(b) a written opinion of counsel to the effect that the Series F Special Option and the Units delivered upon exercise thereof have been registered under the U.S. Securities Act or are exempt from registration thereunder.

11.4 A Series F Special Option may only be exercised by a U.S. person upon delivery of a purchaser's letter for 'Accredited Investors' in the form of **Annexure B-1** of the Series F Special Option Deed, certifying that the Series F Special Optionholder is an 'Accredited Investor' as defined in that letter, together with the other materials referred to therein.

11.5 A Series F Special Option may not be transferred to any person if the effect of such transfer would be that the ownership limitations contained in WEA's Restated Articles of Incorporation would be violated.

11.6 Any withholding obligation of the Manager upon receipt of a Preferred Share may be satisfied by delivery of an amount in United States dollars by the Series F Special Optionholder.

12. BENEFIT OF COVENANTS

To the extent that any covenant contained in the Series F Special Option Deed is made for the benefit of Series F Special Optionholders, such covenant shall be enforceable against the Manager by a Series F Special Optionholder.

13. OEF ELECTION

If a Series F Special Optionholder intends to make the election provided for in Section 1295(b) of the Internal Revenue Code of 1986, as amended ('**Code**'), then such Series F Special Optionholder shall so notify the Manager and the Manager shall be required, at the Trust's expense, to take such actions as may be required by the Code and the authorities thereunder to have the Trust be treated as a qualified electing fund (within the meaning of Section 1295 of the Code) with respect to a Unitholder or Series F Special Optionholder that makes the election provided for under Section 1295(b) of the Code.

14. RENEGOTIATION

If prior to the earliest date on which the Series F Special Options may be exercised the laws of Australia are amended, varied or replaced, or the Commonwealth Government introduces a bill into Parliament, which may result in the Trust failing to qualify as a 'collective investment vehicle', then the Manager and the Series F Special Optionholders will enter into good faith negotiations to amend the terms of the Series F Special Options, including if necessary the Series F Special Option Period, in order to avoid such failure.

FOURTH SCHEDULE

TERMS OF ISSUE OF RCP UNITS

[DELETED]

FIFTH SCHEDULE

TERMS OF ISSUE OF SERIES G SPECIAL OPTIONS

1. DEFINITIONS

1.1 These words and phrases have the following meanings in these Special Option Terms unless the contrary intention appears:

"**ASX**" means Australian Stock Exchange Limited (ACN 008 624 691).

"**Business Day**" has the same meaning as in the Listing Rules of the ASX.

"**Business Hours**" means the hours between 9.00am and 5.00pm (Sydney time) on a Business Day.

"**Continuing Security**" means:

(a) the Preference Shares; and/or

(b) the Converted Common Stock.

"**Conversion Number**" in relation to a Special Option where the Continuing Securities the subject of the Notice of Exercise are Preference Shares, is 34.6632, subject to **paragraphs 15.1** and **15.2**, and in the case where the Continuing Securities the subject of the Notice of Exercise are Converted Common Stock, then the Conversion Number is 3.4663, subject to **paragraphs 15.1** and **15.2**.

"**Converted Common Stock**" means the shares of series A common stock in WEA into which Preference Shares have been converted by their holder in accordance with the terms and conditions specified in the Series G Certificate of Designation.

"**Exchange Agreement**" means the exchange agreement between WEA and SCPG to be entered into contemporaneously with the execution and delivery of the Series G Special Option Deed.

"**Exercise Date**" means the date specified in **paragraph 7.2(b).**

"**Expert**" means an internationally recognised accounting firm (provided that such firm is one of Arthur Andersen LLP, PricewaterhouseCoopers LLP, Ernst & Young LLP, Deloitte & Touche LLP and KPMG LLP or their respective affiliates or successors and provided further that the firm appointed is not the principal outside auditor for, and has not during the previous 24 months, received fees in excess of US$5 million from, the Manager, WEA or any Optionholder holding a majority of the outstanding Special Options) agreed to by the Manager and Optionholders holding a majority of the outstanding Special Options on issue or in the absence of agreement between them and at the request of any of them an internationally recognised accounting firm appointed by the President or the head for the time being of the Australian Institute of Chartered Accountants, provided, however, that if at the time an Expert is being selected for purposes of **paragraph 15.1** or **19**, an Expert is then engaged pursuant to

the terms of **paragraph 15.1** or **19** or is then engaged, or contemporaneously being engaged pursuant to **Section 6** of the Series G Certificate of Designation, then the Expert being so selected shall be the same Expert that is then so engaged or being contemporaneously engaged.

"Financial Year" means a 12 month period from 1 January to 31 December.

"Issue Date" means the date on which the Special Options are issued to WEA pursuant to **clause 2.1** of the Special Option Deed.

"Manager" means Westfield America Management Limited as responsible entity and trustee of WAT.

"Member" means a person registered as the holder of a Unit (including persons jointly registered) as provided in the Trust Deed.

"Notice of Exercise" means a notice in or substantially in the form set out in **Attachment A**.

"Notice of Intention to Exercise" means a notice given by the Optionholder under **paragraph 7.1** of the Special Option Terms.

"Option Certificate" means a Special Option Certificate in or substantially in the form set out in **Attachment C**.

"Optionholder" means any person who is at any time registered as the holder of a Special Option (including persons jointly registered) in a register kept by the Manager.

"party" means each of the Manager and any Optionholder.

"Preference Share" means a Series G Cumulative Convertible Redeemable Preference Share in WEA.

"Quarter" means a three month period in a Financial Year commencing on one of the following dates:

(a) 1 January (**"First Quarter"**);

(b) 1 April (**"Second Quarter"**);

(c) 1 July (**"Third Quarter"**); and

(d) 1 October (**"Fourth Quarter"**).

"Reconstruction" means a capital reconstruction (including, without limitation, any consolidation, stock split or stock dividend, subdivision or reduction of capital), merger or any return of capital or other capital distribution but does not include the following:

(a) periodic distributions (whether of income or capital) made pro rata among shareholders or unitholders of a class and whether interim or at the end of an Accrual Period;

(b) issues of stock, shares or units which are not in redemption of any stock, shares or units;

(c) any issues of options by WEA or WAT; or

(d) the redemption, conversion or exercise of any securities issued by WAT or WEA in accordance with their terms.

"SCPG" means Security Capital Preferred Growth Incorporated.

"Sell" means a transfer, sale or assignment of the Special Options (or any part of the Special Options) or any other dealing or parting with possession of any right or interest (other than for the purposes of obtaining financing).

"Series G Certificate of Designation" means the certificate of designation for the Preference Shares.

"Special Option" means an option to subscribe for Units on the Special Option Terms.

"Special Option Deed" means the Series G Special Option Deed made between the Manager, WEA and SCPG including all schedules, attachments and annexures.

"Special Option Period" means the period commencing on the date being the earlier of the following:

(a) 30 September 2003; and

(b) the date upon which dividends under the Series G Certificate of Designation are not paid in full in accordance with Section 3 of that certificate and the dividend rate is therefore increased to 1.5 times the rate that would otherwise apply;

(c) the date upon which a Fixed Charge Coverage Violation (as defined in the Series G Certificate of Designation) occurs;

(d) the date upon which a Change of Control Repurchase Event (as defined in the Series G Certificate of Designation) occurs;

(e) the date upon which Consolidated EBITDA (as defined in the Series G Certificate of Designation) from United States source income as a percentage of total EBITDA for WAT falls below 75%; and

(f) the date upon which the Manager gives a notice in accordance with **paragraphs 15.3(a)** or **(b)** of the Special Option Terms;

and ending the date being 10 days prior to the termination date of WAT under **clause 4.3** of

the Trust Deed.

"Special Option Terms" means the terms as set out herein.

"Trust Deed" means the Trust Deed dated 28 March 1996 originally between Perpetual Trustee Company Limited and Westfield America Management Limited, as amended, being the constitution of WAT.

"Unit" means an undivided share in the beneficial interest in WAT as provided in the Trust Deed.

"WAT" means the managed investment scheme constituted by the Trust Deed and known as the Westfield America Trust (ARSN 092 058 449).

"WEA" means Westfield America, Inc.

1.2 Words or phrases beginning in capitals and not otherwise defined in these Special Option Terms have the same meaning as in the Trust Deed.

2. ENTITLEMENT

Each Special Option entitles the Optionholder to subscribe for Units on the terms set out in these Special Option Terms.

3. EXERCISE PERIOD

A Special Option may be exercised at any time during the Special Option Period, in accordance with these Special Option Terms.

4. PREREQUISITE TO EXERCISE

4.1 A Special Option may not be exercised (and the Manager will be under no obligation to issue Units in respect of any Special Option) unless:

(a) the Special Option is exercised as part of a parcel of Special Options which, on exercise, entitles the Optionholder to a parcel of Units having a value not less than the amount required by the *Corporations Law* (currently A$500,000) for the issue of each such Unit to constitute an issue that does not need disclosure to investors pursuant to **section 708(8)(a)** of the *Corporations Law* (or any successor provision); and

(b) the Optionholder complies in all material respects with all the other Special Option Terms; and

(c) the issue of Units to the Optionholder would not breach the Australian *Corporations Law* or any applicable law.

4.2 If the Optionholder which wishes to exercise a Special Option, gives a Notice of Intention to Exercise and a Notice of Exercise and otherwise complies in all material respects with the

requirements for exercise of a Special Option set out in these Special Option Terms, the Manager must comply with the provisions of the Trust Deed and of the Special Option Terms in respect of the exercise of the Special Option.

5. EXCHANGE RIGHT

5.1 One Special Option is exercisable for each Preference Share or for the Converted Common Stock issued upon conversion of such Preference Share, as the case may be, transferred to the Manager.

5.2 On exercise of a Special Option, the Optionholder will receive in respect of a Continuing Security, the Conversion Number of Units provided that, if this would have the effect that the Optionholder would receive a fraction of one Unit, the Optionholder will receive one additional Unit. The Conversion Number of Units must be issued within one Business Day after receipt of a Notice of Exercise given in accordance with **paragraph** 7.

6. RANKING OF UNITS ON EXERCISE OF SPECIAL OPTIONS

6.1 Subject to **paragraph 6.2**, a Unit allotted on exercise of a Special Option will rank equally in all respects with the existing Units on issue at the date of allotment.

6.2 A Unit allotted on exercise of a Special Option will rank for distribution of the Distributable Income from the date following the last day of the most recently completed dividend period for the Continuing Securities transferred so that where Units are allotted during an Accrual Period, such Units will participate in the Distributable Income in respect of that Accrual Period in the proportion that the part of the Accrual Period (calculated in days) for which such Units rank for distribution of Distributable Income bears to the total number of days in such Accrual Period.

7. MANNER OF EXERCISE

7.1 If an Optionholder wishes to exercise a Special Option, then the Optionholder must give a non-binding notice of intention to exercise the Special Option to the Manager during the Special Option Period at least 10 Business Days before giving a Notice of Exercise under **paragraph 7.2**.

7.2 If an Optionholder wishes to exercise a Special Option and has complied with **paragraph 7.1**, it must give an irrevocable Notice of Exercise to the Manager during the Special Option Period specifying:

(a) the number of Special Options which the Optionholder wishes to exercise in compliance with **paragraph** 4 and the type of Continuing Security to be delivered;

(b) the specific date on which those Special Options are to be exercised ("**Exercise Date**") in accordance with the Special Option Terms;

(c) the number of Units which are to be issued to the Optionholder on the exercise of the Special Options detailed in the Notice of Exercise ("**Relevant Number**") (being

equal to the number of Special Options to which the Notice of Exercise relates multiplied by the Conversion Number, subject to rounding up by one unit in the case of a fractional unit); and

(d) confirmation of compliance with the U.S. securities laws restrictions contained in **paragraph 12.**

7.3 On the Exercise Date:

(a) the Optionholder must deliver to the Manager the Continuing Securities (together with any necessary instruments of transfer properly executed) to which the Notice of Exercise relates; and

(b) in consideration of the transfer pursuant to **paragraph 7.3(a)**, the Manager must issue to the Optionholder the Relevant Number of Units.

7.4 The Optionholder must ensure that any Continuing Security transferred pursuant to **paragraph 7.3(a)** (or specified in the Notice of Exercise) is (immediately prior to transfer) owned by the Optionholder (free of all mortgages, charges, liens and other encumbrances or prior claims), and has attached all rights (including rights to receive dividends) attaching or accruing to the Continuing Security on the Exercise Date except for that portion of the True-Up Dividend Amount as defined in the Series G Certificate of Designation, if any, for the period from the beginning of the year in which the applicable Special Option is exercised until the Exercise Date. The True-Up Dividend Amount payable for such period shall be computed by dividing the number of days in which the Optionholder held the Continuing Security during the applicable year by 365 and multiplying the result by the True-Up Dividend Amount determined in accordance with the Series G Certificate of Designation (and if such amount is received by the Manager instead of by the former holder of the Continuing Securities, the Manager must pay to that former holder the amount so received).

8. TRANSFER OF SPECIAL OPTIONS

8.1 With the exception of the first transfer by WEA of the Special Options to SCPG, an Optionholder shall not Sell any Special Options or Continuing Securities owned by it, unless it first notifies the Manager in writing of its desire to so Sell such securities and allows the Manager five Business Days from the date of such notice to make an offer for such securities. The Optionholder may reject, in its absolute discretion, any offer to purchase such securities made by the Manager and may Sell such securities to any buyer after the five Business Day period has elapsed; provided that any offer by the Manager shall include both the Special Options and the related Preference Shares or Converted Common Stock, as the case may be, to the extent that the Optionholder notified the Manager that it will sell such securities as a package and provided further that for a period of 90 days after such five Business Day period has elapsed, the Optionholder shall not Sell such securities (other than pursuant to an underwritten public offering) at a price (before deduction of underwriting commissions, placement fees and other selling expenses) less than 90% of the price offered by the Manager.

8.2 Any person to whom a Special Option is transferred must be a person to whom disclosure to investors under Chapter 6D of the *Corporations Law* is not required. A transferee must provide to the Manager, if requested, evidence that it is such a person.

8.3 Subject to this **paragraph 8** and the securities law restrictions set out in **paragraph 12**, a Special Option is fully transferable as follows:

(a) by delivery to the Manager of a duly executed and, subject to **paragraph 9**, stamped transfer in the form of **Attachment B-3** by the Optionholder or the transferee, together with the Option Certificates to which the transfer relates; and

(b) the Manager registering the transfer of the Special Options, subject to the terms and conditions of the Trust Deed, which the Manager agrees to do promptly after receipt of the items referred to in **paragraph 8.3(a)**.

8.4 On registration of a transfer, the transferee is bound by the Trust Deed and the Special Options Terms and assumes the rights and obligations of an Optionholder in respect of the Special Options transferred.

8.5 All stamp duty (including fines and penalties and any other applicable payments) chargeable on or in relation to either:

(a) the initial transfer of each Special Option by SCPG to a transferee (each an "**Initial Transferee**"); and

(b) the first transfer by any Initial Transferee of such Special Option to a subsequent transferee

shall be borne by the Manager and the Manager hereby indemnifies SCPG and each transferee receiving a transfer to which **sub-paragraph (a)** or **(b)** of this **paragraph 8.5** applies (an "**Indemnified Transferee**") as a continuing indemnity for and against any such stamp duty (including fines and penalties and any other applicable payments) and any related costs and expenses including legal fees on an indemnity basis. The Manager shall be primarily responsible for attending to payment of such stamp duty (including fines and penalties and any other applicable payments) and the Manager shall provide SPCG and each Indemnified Transferee with such information and progress reports on such stamping as SCPG or the Indemnified Transferee may reasonably require and SCPG or the Indemnified Transferee shall be entitled to pay (but need not pay) such duty itself and to claim immediate indemnification from the Manager if SCPG or the Indemnified Transferee reasonably believes that there will otherwise be a failure to pay the stamp duty within the period required by law.

9. NEW ISSUES BY WAT

A Special Option does not confer any right on the Optionholder to participate in any new issues of Units, or to be entitled to any distributions by WAT.

10. RIGHT TO VOTE

An Optionholder is entitled to vote at meetings of Members.

11. NO OTHER RIGHTS

In accordance with, and subject to, the provisions of the Trust Deed and the *Corporations Law*, no Special Option confers on the Optionholder:

(a) any right to require the Manager to redeem or repurchase the Special Option; or

(b) except as expressly provided in the Trust Deed, any other entitlement under the Trust Deed consequent on holding the Special Option.

12. SECURITIES LAW RESTRICTIONS

12.1 This **paragraph 12** operates in addition to restrictions on transfers of Special Options under **paragraph 8**. The Special Options have not been registered under the U.S. Securities Act of 1933, as amended ("**U.S. Securities Act**"), and may not be offered, sold or exercised except:

(a) pursuant to an effective registration statement under the U.S. Securities Act;

(b) within the United States to or, in the case of exercise, by Institutional "Accredited Investors" within the meaning of Rule 501(a)(1), (2), (3) and (7) under the U.S. Securities Act in a transaction exempt from registration requirements of the U.S. Securities Act on delivery of a purchaser's letter in the form of **Attachment B-1** or **B-2**, as applicable;

(c) outside the United States to or, in the case of exercise, by non-U.S. persons in a transaction meeting the requirements of Rules 901, 903 or 904 of Regulation S under the U.S. Securities Act;

(d) to WEA, its affiliates, the Manager or its affiliates; or

(e) as otherwise agreed by the Manager.

The Special Options must bear a legend to the foregoing effect:

Special Options issued to non-U.S. persons pursuant to Regulation S under the U.S. Securities Act must bear the following additional legend:

> "THE HOLDER OF THIS SECURITY AGREES FOR THE BENEFIT OF THE ISSUER THAT (A) THE SECURITY MAY BE EXERCISED ONLY BY A NON-U.S. PERSON ON DELIVERY OF EITHER (i) A WRITTEN CERTIFICATE THAT IT IS NOT BEING EXERCISED ON BEHALF OF A U.S. PERSON OR (ii) A WRITTEN OPINION OF COUNSEL TO THE EFFECT THAT THE SECURITY AND THE UNITS DELIVERED ON EXERCISE THEREOF HAVE BEEN REGISTERED UNDER THE U.S. SECURITIES ACT OR ARE EXEMPT FROM REGISTRATION THEREUNDER AND (B) THE SECURITY MAY BE

EXERCISED ONLY IN ACCORDANCE WITH THE SPECIAL OPTION TERMS."

All other Special Options must bear the following additional legend:

> "THE HOLDER OF THIS SECURITY AGREES FOR THE BENEFIT OF THE ISSUER THAT (A) THE SECURITY MAY BE EXERCISED ONLY BY (1) A NON-U.S. PERSON ON DELIVERY OF EITHER (i) A WRITTEN CERTIFICATE THAT IT HAS NOT BEEN EXERCISED ON BEHALF OF A U.S. PERSON, OR (ii) A WRITTEN OPINION OF COUNSEL TO THE EFFECT THAT THE SECURITY AND THE UNITS DELIVERED ON EXERCISE THEREOF HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR ARE EXEMPT FROM REGISTRATION THEREUNDER OR (2) AN INSTITUTIONAL ACCREDITED INVESTOR ON DELIVERY OF A LETTER SUBSTANTIALLY IN THE FORM ANNEXED TO THE SPECIAL OPTION TERMS AND (B) THIS SECURITY MAY BE EXERCISED ONLY IN ACCORDANCE WITH THE SPECIAL OPTION TERMS."

12.2 Units issuable on exercise of the Special Options will not be registered under the U.S. Securities Act and may not be offered or sold by an Optionholder after exercise of an Option except:

(a) pursuant to an effective registration statement under the U.S. Securities Act or pursuant to an exemption from the registration requirements thereunder;

(b) outside the United States to non-U.S. persons (which term includes U.S. dealers or other professional fiduciaries acting on a discretionary basis for non-U.S. beneficial owners (other than an estate or trust)) in reliance on Rules 903 and 904 of Regulation S under the U.S. Securities Act;

(c) in 'regular way transactions' on the ASX, provided that neither the seller, nor any person acting on its behalf, knows that the transaction has been pre-arranged with a buyer that is a U.S. person or is located in the U.S.;

(d) to the Manager or its affiliates; or

(e) as otherwise agreed by the Manager.

The foregoing restrictions must be noted in the Unit register maintained by the Manager. The Manager agrees that it will cause the notation to be removed from the Unit register at such time as the Units may be transferred without restriction under applicable law.

12.3 A Special Option may only be exercised by a non-U.S. person on delivery of either:

(a) a written certification that the Optionholder is not a U.S. person and the Special Option is not being exercised on behalf of a U.S. person; or

(b) a written opinion of counsel to the effect that the Special Option and the Units delivered on exercise thereof have been registered under the U.S. Securities Act or are exempt from registration thereunder.

12.4 A Special Option may only be exercised by a U.S. person on delivery of a purchaser's letter for "Accredited Investors" in the form of **Attachment B-1**, certifying that the Optionholder is an "Accredited Investor" as defined in that letter, together with the other materials referred to therein.

12.5 A Special Option may not be transferred to any person if the effect of such transfer would be that the ownership limitations contained in WEA's Restated Articles of Incorporation would be violated.

12.6 Any withholding obligation of the Manager on receipt of a Continuing Security may be satisfied by delivery of an amount in United States dollars by the Optionholder.

13. REDEMPTION OF PREFERENCE SHARES

13.1 If WEA redeems Preference Shares in accordance with their terms the Optionholder must deliver (for no consideration) to the Manager the same number of Options, subject to **paragraph 15.1,** as Preference Shares to be redeemed and the Manager must reissue the Option Certificate in respect of the Optionholders' remaining holding (if any) of Special Options and may cancel the Special Options so transferred.

13.2 After all Preference Shares have either been redeemed or transferred to the Manager, the Manager may cancel any outstanding Special Options and if the Manager cancels the Special Options notify the Optionholder of the cancellation.

14. QEF ELECTION

If an Optionholder intends to make the election provided for in Section 1295(b) of the Internal Revenue Code of 1986, as amended ("Code"), then such Optionholder must so notify the Manager and the Manager must, at the Manager's expense, take such actions as may be required by the Code and the authorities thereunder to have WAT be treated as a qualified electing fund (within the meaning of Section 1295 of the Code) with respect to a Unitholder or Optionholder that makes the election provided for under Section 1295(b) of the Code.

15. RECONSTRUCTIONS

15.1 Except as provided in **paragraph 15.2**, if:

(a) WEA carries out a Reconstruction; or

(b) WAT carries out a Reconstruction,

then, in each such event:

(c) the number of Special Options held by an Optionholder; or

(d) the Conversion Number; or

(e) some of, or all, such factors,

will be adjusted, as appropriate, in a manner determined by the Manager which:

(f) is fair and equitable to the Members and Optionholders; and

(g) to the extent necessary, complies with the Listing Rules of the ASX applying to a reorganisation (as that term is defined in the Listing Rules of the ASX) of capital at the time of the reorganisation (and for the avoidance of doubt the parties agree that any reconstruction of WEA is carried out as if the Listing Rules of the ASX applied to the reorganisation of WEA),

and is approved by Optionholders holding a majority of the outstanding Special Options on issue provided that if such Optionholders fail to approve the manner of adjustment determined by the Manager, the Manager must, pursuant to **paragraph 19**, refer the matter to an Expert who will make a determination of any adjustment. The Expert must be directed to take into account **paragraphs 15.1(f), (g)** and **19.3** in making a determination.

15.2 (a) If WAT is merged or consolidated with or into a new entity or WAT transfers all or substantially all of its assets to another entity then, on a subsequent exercise of the Special Options, the Optionholder is entitled to receive securities in the new transferee entity equal to those which the Optionholder would have received had it exercised such Special Options and held Units immediately prior to such transaction.

(b) If WEA is merged or consolidated with or into a new entity or if WEA transfers all or substantially all of its assets to another entity and the Optionholder receives stock in such entity in consideration of its Continuing Securities then, on a subsequent exercise of the Special Options, the Optionholder is entitled to use such new securities received in such transaction (in lieu of the Continuing Securities) as the consideration for the issuance of ordinary Units based on a revised Conversion Number which is fair and equitable to the Members and the Optionholder.

15.3

(a) The Manager agrees for the benefit of the Optionholders that if, while any Special Options are on issue, it:

(i) announces an intention to wind up WAT; or

(ii) receives a requisition from Members, that meets the requirements of the *Corporations Law*, to convene a meeting of Members for the purpose of passing a resolution to direct the winding up of WAT,

then it will immediately give written notice to the Optionholders of the announcement or requisition.. In the case of an announcement or if Members subsequently pass a resolution in accordance with the *Corporations Law* to terminate

WAT then, before WAT is terminated, the Optionholders may exercise any or all of their Special Options in accordance with the provisions of these Special Option Terms.

(b) The Manager agrees that until the expiration of the Special Option Period:

(i) prior to any Reconstruction of WAT it will provide not less than 30 days prior written notice of such Reconstruction to the Optionholder, and the Optionholder has the right at any time following delivery of such notice to exercise its Special Options; and

(ii) in the event WEA is merged or consolidated with or into a new entity or transfers all or substantially all of its assets to another entity, the Optionholder has the right at any time following such event to exercise its Special Options in accordance with the provisions of these Special Option Terms.

16. REPRESENTATIONS, WARRANTIES AND COVENANTS

16.1 The Manager represents and warrants for the benefit of the Optionholder that as at the date of the Special Option Deed, the Issue Date, the date of transfer of the Special Options by WEA to SCPG and the Exercise Date:

(a) all Special Options have been duly authorised, validly issued, and the Optionholder is entitled to the rights in favour of the Optionholder under the Special Option Terms;

(b) there are no pre-emptive rights or similar rights to purchase any Units issuable on exercise of the Special Options on the part of any holders of any class of securities of WAT; and

(c) the Special Option Deed has been duly authorised, executed and delivered by the Manager and is a valid and binding obligation of the Manager and enforceable in accordance with its terms.

16.2 The Manager covenants that:

(a) it will use its best endeavours to ensure that the ordinary Units (including the Units issued on the exercise of the Special Options) are officially quoted on the ASX as soon as possible after they are issued and that such official quotation is maintained;

(b) at all times while the Special Options are outstanding, WAT will have sufficient authorised and unissued Units available for issue on exercise of the Special Options and all other options outstanding with respect to Units; and

(c) subject to compliance by the Optionholder with the Special Option Terms, the Units issuable on exercise of the Special Options will be duly authorised, validly issued and fully paid.

16.3 To the extent that any covenant contained in the Special Option Deed is made for the benefit of the Optionholder, such covenant will be enforceable against the Manager by any person registered as a Optionholder.

17. REGISTRATION AND NO QUOTATION OF SPECIAL OPTIONS

17.1 The Manager will maintain registers of Optionholders. An Optionholder may:

(a) inspect such register at any time during Business Hours; and

(b) obtain copies of such register.

17.2 The Manager must send to an Optionholder copies of all notices (including, without limitation, notices of Members' meetings), accounts and other statements sent to Members.

17.3 For the purposes of **paragraph 17.2**, notices, accounts and other statements sent to joint Optionholders will be deemed to be sent to all those Optionholders if sent to the Optionholder named first on the register.

17.4 If an Optionholder:

(a) has lost a certificate in respect of any Special Options; and

(b) provides the Manager with a statutory declaration of loss in respect of such certificate,

the Manager must cancel the lost certificate and issue a replacement certificate to the Optionholder.

17.5 The Optionholder acknowledges that the Special Options will not be quoted on any stock exchange.

18. RENEGOTIATION

If prior to the earliest date on which the Special Options may be exercised the laws of Australia are amended, varied or replaced, or the Commonwealth Government introduces a bill into Parliament, which may result in WAT failing to qualify as a 'collective investment vehicle', then the Manager and the Optionholders will enter into good faith negotiations to amend the terms of the Special Options, including if necessary the Special Option Period, in order to avoid such failure.

19. DISPUTES

19.1 If a dispute arises in relation to an adjustment to:

(a) the number of Special Options held by an Optionholder; or

(b) the Conversion Number; or

(c) some or all such factors,

or any other adjustment to be made pursuant to **paragraph 15.1** or **paragraph 15.2**, either the Manager or the Optionholder is entitled to refer the dispute (but no other disputes) to an Expert.

19.2 The Expert must be directed by the party referring the dispute:

(a) to resolve the dispute in a timely manner as an expert and not as an arbitrator; and

(b) to determine the party or parties responsible for paying the costs of the Expert having regard to the Expert's findings concerning resolution of the dispute.

19.3 The Expert must take into account (i) any adjustment or resolution of a dispute with respect to the same factual circumstances and (ii) any prior or contemporaneous adjustments or resolutions of disputes, in each case under **Section 6** of the Series G Certificate of Designation such that the resolution of the dispute or disputes is fair and equitable to the Members and Optionholders.

19.4 The determination of the Expert will be final and binding on the Manager and the Optionholders.

20. NOTICES

20.1 A party giving notice or notifying under these Special Option Terms must do so in writing:

(a) directed to the recipient's address specified in this **paragraph 20**, as varied by any notice or, in the case of an Optionholder, to the address specified in the register kept in accordance with **paragraph 17**; and

(b) hand delivered or sent by prepaid post or facsimile to that address.

The Manager's address and facsimile number are:

Westfield America Management Limited
Level 24, Westfield Towers
100 William Street
SYDNEY NSW 2011
Facsimile Number: (61 2) 9358 7077
Attention: Company Secretary

WEA's address and facsimile number are:

Westfield America, Inc.
11601 Wilshire Boulevard, Suite 1200
Los Angeles California USA
Facsimile Number: (310) 478 3987
Attention: Company Secretary

SCPG's address and facsimile number are:

Security Capital Preferred Growth Incorporated
2nd floor, 11 South La Salle Street
Chicago Illinois 60603 USA
Facsimile Number: (312) 345 5888
Attention: David E Rosenbaum
David T Novick

20.2 A notice given in accordance with **paragraph 20.1** is taken to be received:

(a) if hand-delivered, on delivery;

(b) if sent by prepaid post, 5 days after the date of posting;

(c) if sent by courier, 2 days after being sent; or

(d) if sent by facsimile, when the sender's facsimile system generates a message confirming successful transmission of the total number of pages of the notice.

20.3 The Manager will promptly deliver to an Optionholder copies of any notices received by it under the Special Option Terms, including any notice changing the foregoing addresses.

21. INTERPRETATION

In these Special Option Terms, unless the contrary intention appears:

(a) headings are for ease of reference only and do not affect the meaning of these Special Option Terms;

(b) the singular includes the plural and vice versa and words importing a gender include other genders;

(c) other grammatical forms of defined words or expressions have corresponding meanings;

(d) a reference to a clause, paragraph, schedule or annexure is a reference to a clause or paragraph of or schedule or annexure to these Special Option Terms and a reference to the Special Option Terms includes any schedules, attachments and annexures;

(e) a reference to a document or agreement, including the Special Option Deed, includes a reference to that document or agreement as novated, altered or replaced from time to time;

(f) a reference to "A$", "$A", "dollar" or "$" is a reference to Australian currency;

(g) a reference to "US$" is a reference to United States of America currency;

(h) a reference to a specific time for the performance of an obligation is a reference to that time in the State, Territory or other place where that obligation is to be performed;

(i) a reference to a party includes its executors, administrators, successors (including persons taking by novation) and permitted assigns;

(j) words and expressions importing natural persons include partnerships, bodies corporate, associations, governments and governmental and local authorities and agencies; and

(k) a reference to any legislation or statutory instrument or regulation is construed in accordance with the *Acts Interpretation Act 1901* (Cth) or the equivalent State legislation, as applicable.

ATTACHMENT A (TO SCHEDULE)

NOTICE OF EXERCISE OF SERIES G SPECIAL OPTIONS

TO: WESTFIELD AMERICA MANAGEMENT LIMITED
Manager of Westfield America Trust
[ ]

I/We [ ] of [ ] give notice that I/we wish to exercise [ ] Series G Special Options registered in my/our name on [ ] (**"Exercise Date"**). The number of Units, which are to be issued on exercise of the Special Options referred to in this Notice of Exercise, is [ ].

Defined terms in the Special Option Terms have the same meaning in this Notice of Exercise.

We have received a copy of the Series G Special Option Terms, a copy of which is annexed to the Westfield America Trust Deed.

I/We confirm that:

(a) [ ] [*description of actual security – Preference Shares or Converted Common Stock*] being Continuing Securities in WEA registered in my/our name will on the Exercise Date be free of all mortgages, charges, liens and other encumbrances or prior claims;

(b) the Units in Westfield America Trust ("**WAT**") to be issued to me/us on exercise of the Special Options to which this Notice of Exercise relates, have a value of not less than the amount required by the *Corporations Law* for the issue of each such Unit to constitute an issue for which disclosure to investors is not required under **section 708(8)(a)** of the *Corporations Law* (or any successor provision);

(c) this Notice of Exercise is irrevocable (subject to **paragraph 7.2** of Special Option Terms);

(d) I/we have read the restrictions on exercise of Special Options and on transferability of Units contained in the Special Option Deed. I/we understand that the Units have not been, and will not be, registered under the U.S. Securities Act of 1933, as amended (the "**Securities Act**"), and may not be offered or sold except as permitted by the Special Option Terms and that such restrictions may be required to be noted in the Unit register as set out in the Special Option Deed. We agree, on our own behalf and on behalf of any accounts for which we are acting as hereinafter stated, that if we should reoffer, resell, pledge or transfer any Units, we will do so only in accordance with the Special Option Terms; and

(e) **[APPLICABLE PARAGRAPH TO BE INSERTED]**

NOTE: the following paragraph to be included in a Notice of Exercise by a non-U.S.

person requesting that Units be delivered to an address outside of the United States:

[We are not a U.S. person, we are not acquiring any units for the account of any U.S. person, and we have not offered, sold or delivered, and will not offer, sell or deliver, directly or indirectly, or as principal or agent, any Units acquired by us in the United States or to any U.S. person. "U.S. person" has the meaning set forth in Regulation S under the Securities Act, and includes, among other persons, any national, citizen or resident of the United States or the estate or trust of any such person, any corporation, partnership or other entity created or organised in or under the laws of the United States, or any political subdivision thereof, any trust or estate (other than a foreign trust or estate) and any United States branch of a non-U.S. person. "United States" means the United States of America, its territories and possessions.]

NOTE: the following paragraph to be included in a notice of exercise by an "accredited investor" (a person meeting the requirements of Rule 501(a) of Regulation D under the Securities Act):

[We are delivering herewith a purchaser's letter for accredited investors in the form of Attachment B-1 to the Special Option Terms and the other materials referred to therein, and certify that each of us is an "accredited investor" as defined in that letter.]

NOTE: the following paragraph to be included in a notice of exercise by a non-U.S. person requesting that units be delivered to an address in the United States or who does not meet the standards set forth in **[Note 2]**.

[We are not a U.S. person]. [We are delivering herewith a written opinion of nationally recognised United States counsel to the effect that the Special Options and the Units delivered on exercise have been registered under the Securities Act or are exempt from registration thereunder.]

ATTACHMENT B-1 (TO SCHEDULE)

FORM OF PURCHASER'S LETTER BY ACCREDITED INVESTOR

Acquisition or Transfer of Units

TO: WESTFIELD AMERICA MANAGEMENT LIMITED
Manager of Westfield America Trust
[ ]

In connection with our proposed acquisition of Units in Westfield America Trust ("**Trust**") [in exchange for Preference Shares/Converted Common Stock of Westfield America, Inc.], we confirm that:

1. We have received a copy of the Series G Special Option Terms, a copy of which is annexed to the Westfield America Trust Deed.

2. We understand that the Units have not been, and will not be, registered under the U.S. Securities Act of 1933, as amended (the "Securities Act"), and may not be offered or sold except as permitted in the following sentence.

3. We agree, on our own behalf and on behalf of any accounts for which we are acting as hereinafter stated, that if we should reoffer, resell, pledge or transfer any Units, we will do so only:

   (a) pursuant to an exemption from registration provided by Rule 144 under the Securities Act (if available);

   (b) outside the United States in a transaction meeting the requirements of Rule 903 or 904 of Regulation S under the Securities Act;

   (c) to an institutional "accredited investor" (as defined below) pursuant to any other exemption from the registration requirements of the Securities Act, subject to:

      (i) the receipt by the Manager of a letter substantially in the form provided in the Special Option Deed,

      (ii) unless such transfer is of Units with a purchase price of not less than US$250,000 to an "accredited investor" (as defined below), the receipt by the Manager of an opinion of counsel acceptable to the Manager that such reoffer, resale, pledge or transfer is in compliance with the Securities Act;

   (d) to the Manager or its affiliates; and

   in each case, in accordance with any applicable securities laws of any State or the United States of America or any other applicable jurisdiction.

4. So long as the foregoing restrictions are required to be noted in the Unit register, the undersigned will, and each subsequent holder is required to, notify any subsequent purchaser from it of the resale restrictions set forth above.

5. We understand that, on any proposed reoffer, resale, pledge or transfer of any Units, we will be required to furnish to the Manager and the registrar and transfer agent for the Units, such certification and other information as the Manager may reasonably require to confirm that the proposed sale complies with the foregoing restrictions and the provisions of the Special Option Terms pursuant to which the Units were issued. We further understand that the foregoing restrictions will be noted in the Unit register.

   [Insert applicable paragraph.]

6. [We are an institutional "accredited investor" (an entity meeting the requirements of Rule 501(a)(1), (2), (3) or (7) of Regulation D under the Securities Act) and have such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of our investment in the Units, and we and any accounts for which we are acting are each able to bear the economic risk of our or its investment.]

7. [insert applicable paragraph]

   [We are acquiring the Units purchased by us for our own account or for one or more accounts (each of which is an "accredited investor") as to each of which we exercise sole investment discretion and for each of which we are acquiring Units with a purchase price of not less than US$250,000 in each case for investment and not with a view to, or for sale in connection with any distribution thereof within the meaning of the Securities Act.]

   [We have delivered to the Manager an opinion of counsel acceptable to the Manager that such offer, sale, pledge or transfer of the Units to us is in compliance with the Securities Act.]

Defined terms in the Special Option Terms have the same meaning in this letter.

You are entitled to rely on this letter and are irrevocably authorised to produce this letter or a copy hereof to any interested party in any administrative or legal proceeding or official inquiry with respect to the matters covered hereby.

Very truly yours,
[Purchaser]

By: ______________________
Name:
Title:

Dated:

Signed by [ ] through its)
duly authorised representative)
[ ] in the presence of:)

or

THE COMMON SEAL of # is affixed in)
accordance with its **constitution** in the)
presence of)
)

Secretary

Director

Name of secretary (print)

Name of director (print)

ATTACHMENT B-2 (TO SCHEDULE)

FORM OF PURCHASER'S LETTER BY ACCREDITED INVESTOR

Transfer of Options

TO: WESTFIELD AMERICA MANAGEMENT LIMITED
Manager of Westfield America Trust
[ ]

In connection with our proposed acquisition of Special Options in Westfield America Trust ("**Trust**"):

1. We have received a copy of the Series G Special Option Terms, a copy of which is annexed to the Westfield America Trust Deed.

2. We understand that the Special Options and the Units issuable on exercise thereof have not been, and will not be, registered under the U.S. Securities Act of 1933, as amended (the "Securities Act"), and may not be offered or sold except as permitted in the following sentence and in the Special Option Deed.

3. We agree, on our own behalf and on behalf of any accounts for which we are acting as hereinafter stated, that if we should reoffer, resell, pledge or transfer any Special Options, we will do so only:

   (a) outside the United States to a foreign person in a transaction meeting the requirements of Rule 903 or 904 of Regulation S under the Securities Act;

   (b) to an institutional "accredited investor" (as defined below) pursuant to an exemption from the registration requirements of the Securities Act, subject to:

      (i) the receipt by the Manager of a letter substantially in the form provided in the Special Option Deed,

      (ii) unless such transfer is of Special Options with a purchase price of not less than US$250,000 to an "accredited investor" (as defined below), the receipt by the Manager of an opinion of counsel acceptable to the Manager that such reoffer, resale, pledge or transfer is in compliance with the Securities Act;

   (c) to Westfield America Inc, its affiliates, the Manager, or its affiliates; and

   in each case, in accordance with any applicable securities laws of any State or the United States of America or any other applicable jurisdiction.

4. The undersigned will, and each subsequent purchaser from it is required to, notify any subsequent purchaser from it of the resale restrictions set forth above.

5. We understand that, on any proposed reoffer, resale, pledge or transfer of any Special Options, we will be required to furnish to the Manager and the registrar and transfer

agent for the Units, such certification and other information as the Manager may reasonably require to confirm that the proposed sale complies with the foregoing restrictions and the provisions of the Special Option Terms governing the Special Options. We further understand that the foregoing restrictions will be noted in the legend on the Special Options.

[Insert applicable paragraph.]

6. [We are an institutional "accredited investor" (an entity meeting the requirements of Rule 501(a)(1), (2), (3) or (7) of Regulation D under the Securities Act) and have such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of our investment in the Units, and we and any accounts for which we are acting are each able to bear the economic risk of our or its investment.]

7. [insert applicable paragraph]

[We are acquiring the Special Options purchased by us for our own account or for one or more accounts (each of which is an "accredited investor") as to each of which we exercise sole investment discretion and for each of which we are acquiring Special Options with a purchase price of not less than US$250,000 in each case for investment and not with a view to, or for sale in connection with any distribution thereof within the meaning of the Securities Act.]

[We have delivered to the Manager an opinion of counsel acceptable to the Manager that such offer, sale, pledge or transfer of the Special Options to us is in compliance with the Securities Act.]

Defined terms in the Special Option Terms have the same meaning in this letter.

You are entitled to rely on this letter and are irrevocably authorised to produce this letter or a copy hereof to any interested party in any administrative or legal proceeding or official inquiry with respect to the matters covered hereby.

Very truly yours,
[Purchaser]

By: ______________________
Name:
Title:

Dated:

Signed by [ ] through its)
duly authorised representative)
[ ] in the presence of:)

or

THE COMMON SEAL of # is affixed in)
accordance with its constitution in the)
presence of)
)

Secretary

Name of secretary (print)

Director

Name of director (print)

ATTACHMENT B -3 (TO SCHEDULE)

TRANSFER FORM

For Non-Market Transactions

Affix stamp or similar duty here	Marking stamp

FULL NAME OF REGISTERED SCHEME	Westfield America Trust ARSN 092 058 449 ('WAT')			
DESCRIPTION OF OPTIONS	Class Series G Special Options	Amount paid	Amount unpaid	Register NSW
QUANTITY	Words			Figures
FULL NAME OF TRANSFEROR(S)				
CONSIDERATION				Date of Purchase
FULL NAME OF TRANSFEREE(S)				
FULL ADDRESS OF TRANSFEREE(S)				
BENEFICIAL INTEREST	Upon registration of this transfer, the transferee will/will not hold the above options beneficially			

I, the registered holder and transferor (>Transferor=) named above, for the consideration specified above transfer to the transferee named above (>Transferee=) the special options specified above (>Special Options=) registered in my name in the books of WAT subject to the conditions on which I hold them at the time of signing this form. I, the Transferee agree to accept the transfer of the Special Options and the registration of the Special Options in my name in the books of WAT subject to the same conditions and agree to be bound by the constitution of WAT as amended from time to time and the terms of the Special Options.

SIGNATURE OF TRANSFEROR(S) SIGN HERE *		FOR REGISTRAR USE
DATE SIGNED	/ /	
SIGNATURE OF TRANSFEREE(S) SIGN HERE *		
DATE SIGNED	/ /	

ATTACHMENT C TO SCHEDULE

SERIES G SPECIAL OPTION CERTIFICATE

CERTIFICATE NUMBER

WESTFIELD AMERICA TRUST

Constituted by Trust Deed dated 28 March 1996, as amended

SERIES G SPECIAL OPTION CERTIFICATE

NUMBER OF OPTIONS	CLASS	DISTINCTIVE NUMBERS
[ ]	Series G Special Options	FROM [ ] TO [ ]

These options are issued in accordance with the Trust Deed of the Westfield America Trust, the Series G Special Option Deed and the Special Option Terms attached.

This is to certify that [ ] of [ ] is the registered holder of the options in Westfield America Trust set out in the panel above.

SIGNED FOR AND ON BEHALF of Westfield America Management Limited, in its capacity as responsible entity and trustee of Westfield America Trust.

....
Director

....
Secretary

SIXTH SCHEDULE

TERMS OF ISSUE OF SERIES G1 SPECIAL OPTIONS

1. DEFINITIONS

1.1 These words and phrases have the following meanings in these Special Option Terms unless the contrary intention appears:

"ASX" means Australian Stock Exchange Limited (ACN 008 624 691).

"Business Day" has the same meaning as in the Listing Rules of the ASX.

"Business Hours" means the hours between 9.00am and 5.00pm (Sydney time) on a Business Day.

"Co-operation Agreement" means the Co-Operation Agreement dated 15 February 2001 between the Manager and Westfield Holdings Limited.

"Continuing Security" means:

(a) the Preference Shares; and/or

(b) the Converted Common Stock.

"Conversion Number" in relation to a Special Option where the Continuing Securities the subject of the Notice of Exercise are Preference Shares, is 34.6632, subject to **paragraphs 15.1** and **15.2**, and in the case where the Continuing Securities the subject of the Notice of Exercise are Converted Common Stock, then the Conversion Number is 3.4663, subject to **paragraphs 15.1** and **15.2**.

"Converted Common Stock" means the shares of common stock in WEA into which Preference Shares have been converted by their holder in accordance with the terms and conditions specified in the Series D Certificate of Designation.

"Exercise Date" means the date specified in **paragraph 7.2(b)**.

"Expert" means an internationally recognised accounting firm (provided that such firm is one of Arthur Andersen LLP, PricewaterhouseCoopers LLP, Ernst & Young LLP, Deloitte & Touche LLP and KPMG LLP or their respective affiliates or successors and provided further that the firm appointed is not the principal outside auditor for, and has not during the previous 24 months, received fees in excess of US$5 million from, the Manager, WEA or any Optionholder holding a majority of the outstanding Special Options) agreed to by the Manager and Optionholders holding a majority of the outstanding Special Options on issue or in the absence of agreement between them and at the request of any of them an internationally recognised accounting firm appointed by the President or the head for the time being of the Australian Institute of Chartered Accountants, provided, however, that if at the time an Expert is being selected for purposes of **paragraph 15.1** or **19**, an Expert is then engaged pursuant to the terms of **paragraph 15.1** or **19** or is then engaged, or contemporaneously being engaged pursuant to **Section 6** of the Series D Certificate of Designation, then the Expert being so

selected shall be the same Expert that is then so engaged or being contemporaneously engaged.

"Financial Year" means a 12 month period from 1 January to 31 December.

"Issue Date" means the date on which the Special Options are issued to WEA pursuant to **clause 2.1** of the Special Option Deed.

"Manager" means Westfield America Management Limited as responsible entity and trustee of WAT.

"Member" means a person registered as the holder of a Unit (including persons jointly registered) as provided in the Trust Deed.

"Notice of Exercise" means a notice in or substantially in the form set out in **Attachment A.**

"Notice of Intention to Exercise" means a notice given by the Optionholder under **paragraph 7.1** of the Special Option Terms.

"Option Certificate" means a Special Option Certificate in or substantially in the form set out in **Attachment C.**

"Optionholder" means any person who is at any time registered as the holder of a Special Option (including persons jointly registered) in a register kept by the Manager.

"party" means each of the Manager and any Optionholder-.

"Preference Share" means a Series D Cumulative Convertible Redeemable Preference Share in WEA.

"Quarter" means a three month period in a Financial Year commencing on one of the following dates:

(a) 1 January (**"First Quarter"**);

(b) 1 April (**"Second Quarter"**);

(c) 1 July (**"Third Quarter"**); and

(d) 1 October (**"Fourth Quarter"**).

"Reconstruction" means a capital reconstruction (including, without limitation, any consolidation, stock split or stock dividend, subdivision or reduction of capital), merger or any return of capital or other capital distribution but does not include the following:

(a) periodic distributions (whether of income or capital) made pro rata among shareholders or unitholders of a class and whether interim or at the end of an Accrual Period;

(b) issues of stock, shares or units which are not in redemption of any stock, shares or units;

(c) any issues of options by WEA or WAT; or

(d) the redemption, conversion or exercise of any securities issued by WAT or WEA in accordance with their terms.

"Sell" means a transfer, sale or assignment of the Special Options (or any part of the Special Options) or any other dealing or parting with possession of any right or interest (other than for the purposes of obtaining financing).

"Series D Certificate of Designation" means the certificate of designation for the Preference Shares.

"Special Option" means an option to subscribe for Units on the Special Option Terms (being a separate class of option in WAT).

"Special Option Deed" means the Series G1 Special Option Deed made between the Manager, WEA and WAIPL including all schedules, attachments and annexures.

"Special Option Period" means the period commencing on the date being the earlier of the following:

(a) 30 September 2003; and

(b) the date upon which dividends under the Series D Certificate of Designation are not paid in full in accordance with Section 3 of that certificate and the dividend rate is therefore increased to 1.5 times the rate that would otherwise apply;

(c) the date upon which a Fixed Charge Coverage Violation (as defined in the Series D Certificate of Designation) occurs;

(d) the date upon which a Change of Control Repurchase Event (as defined in the Series D Certificate of Designation) occurs,

(e) the date upon which Consolidated EBITDA (as defined in the Series D Certificate of Designation) from United States source income as a percentage of total EBITDA for WAT falls below 75%; and

(f) the date upon which the Manager gives a notice in accordance with **paragraphs 15.3(a)** or **(b)** of the Special Option Terms;

and ending the date being 10 days prior to the termination date of WAT under **clause 4.3** of the Trust Deed.

"Special Option Terms" means the terms as set out herein.

"Trust Deed" means the Trust Deed dated 28 March 1996 originally between Perpetual

Trustee Company Limited and Westfield America Management Limited, as amended, being the constitution of WAT.

"Unit" means an undivided share in the beneficial interest in WAT as provided in the Trust Deed.

"WAIPL" means Westfield American Investments Pty. Limited

"WAT" means the managed investment scheme constituted by the Trust Deed and known as the Westfield America Trust (ARSN 092 058 449).

"WEA" means Westfield America, Inc.

1.2 Words or phrases beginning in capitals and not otherwise defined in these Special Option Terms have the same meaning as in the Trust Deed.

2. ENTITLEMENT

Each Special Option entitles the Optionholder to subscribe for Units on the terms set out in these Special Option Terms.

3. EXERCISE PERIOD

A Special Option may be exercised at any time during the Special Option Period, in accordance with these Special Option Terms.

4. PREREQUISITE TO EXERCISE

4.1 A Special Option may not be exercised (and the Manager will be under no obligation to issue Units in respect of any Special Option) unless:

(a) the Special Option is exercised as part of a parcel of Special Options which, on exercise, entitles the Optionholder to a parcel of Units having a value not less than the amount required by the *Corporations Law* (currently A$500,000) for the issue of each such Unit to constitute an issue that does not need disclosure to investors pursuant to **section 708(8)(a)** of the *Corporations Law* (or any successor provision); and

(b) the Optionholder complies in all material respects with all the other Special Option Terms; and

(c) the issue of Units to the Optionholder would not breach the Australian *Corporations Law* or any applicable law.

4.2 If the Optionholder which wishes to exercise a Special Option, gives a Notice of Intention to Exercise and a Notice of Exercise and otherwise complies in all material respects with the requirements for exercise of a Special Option set out in these Special Option Terms, the Manager must comply with the provisions of the Trust Deed and of the Special Option Terms in respect of the exercise of the Special Option.

5. EXCHANGE RIGHT

5.1 One Special Option is exercisable for each Preference Share or for the Converted Common Stock issued upon conversion of such Preference Share, as the case may be, transferred to the Manager.

5.2 On exercise of a Special Option, the Optionholder will receive in respect of a Continuing Security, the Conversion Number of Units provided that, if this would have the effect that the Optionholder would receive a fraction of one Unit, the Optionholder will receive one additional Unit. The Conversion Number of Units must be issued within one Business Day after receipt of a Notice of Exercise given in accordance with **paragraph 7**.

6. RANKING OF UNITS ON EXERCISE OF SPECIAL OPTIONS

6.1 Subject to **paragraph 6.2**, a Unit allotted on exercise of a Special Option will rank equally in all respects with the existing Units on issue at the date of allotment.

6.2 A Unit allotted on exercise of a Special Option will rank for distribution of the Distributable Income from the date following the last day of the most recently completed dividend period for the Continuing Securities transferred so that where Units are allotted during an Accrual Period, such Units will participate in the Distributable Income in respect of that Accrual Period in the proportion that the part of the Accrual Period (calculated in days) for which such Units rank for distribution of Distributable Income bears to the total number of days in such Accrual Period.

7. MANNER OF EXERCISE

7.1 If an Optionholder wishes to exercise a Special Option, then the Optionholder must give a non-binding notice of intention to exercise the Special Option to the Manager during the Special Option Period at least 10 Business Days before giving a Notice of Exercise under **paragraph 7.2**.

7.2 If an Optionholder wishes to exercise a Special Option and has complied with **paragraph 7.1**, it must give an irrevocable Notice of Exercise to the Manager during the Special Option Period specifying:

(a) the number of Special Options which the Optionholder wishes to exercise in compliance with **paragraph 4** and the type of Continuing Security to be delivered;

(b) the specific date on which those Special Options are to be exercised ("**Exercise Date**") in accordance with the Special Option Terms;

(c) the number of Units which are to be issued to the Optionholder on the exercise of the Special Options detailed in the Notice of Exercise ("**Relevant Number**") (being equal to the number of Special Options to which the Notice of Exercise relates multiplied by the Conversion Number, subject to rounding up by one unit in the case of a fractional unit); and

(d) confirmation of compliance with the U.S. securities laws restrictions contained in **paragraph 12.**

7.3 On the Exercise Date:

(a) the Optionholder must deliver to the Manager the Continuing Securities (together with any necessary instruments of transfer properly executed) to which the Notice of Exercise relates; and

(b) in consideration of the transfer pursuant to **paragraph 7.3(a)**, the Manager must issue to the Optionholder the Relevant Number of Units.

7.4 The Optionholder must ensure that any Continuing Security transferred pursuant to **paragraph 7.3(a)** (or specified in the Notice of Exercise) is (immediately prior to transfer) owned by the Optionholder (free of all mortgages, charges, liens and other encumbrances or prior claims), and has attached all rights (including rights to receive dividends) attaching or accruing to the Continuing Security on the Exercise Date except for that portion of the True-Up Dividend Amount as defined in the Series D Certificate of Designation, if any, for the period from the beginning of the year in which the applicable Special Option is exercised until the Exercise Date. The True-Up Dividend Amount payable for such period shall be computed by dividing the number of days in which the Optionholder held the Continuing Security during the applicable year by 365 and multiplying the result by the True-Up Dividend Amount determined in accordance with the Series D Certificate of Designation (and if such amount is received by the Manager instead of by the former holder of the Continuing Securities, the Manager must pay to that former holder the amount so received).

8. TRANSFER OF SPECIAL OPTIONS

8.1 With the exception of the first transfer by WEA of the Special Options to WAIPL, an Optionholder shall not Sell any Special Options or Continuing Securities owned by it, unless it first notifies the Manager in writing of its desire to so Sell such securities and allows the Manager five Business Days from the date of such notice to make an offer for such securities. The Optionholder may reject, in its absolute discretion, any offer to purchase such securities made by the Manager and may Sell such securities to any buyer after the five Business Day period has elapsed; provided that any offer by the Manager shall include both the Special Options and the related Preference Shares or Converted Common Stock, as the case may be, to the extent that the Optionholder notified the Manager that it will sell such securities as a package and provided further that for a period of 90 days after such five Business Day period has elapsed, the Optionholder shall not Sell such securities (other than pursuant to an underwritten public offering) at a price (before deduction of underwriting commissions, placement fees and other selling expenses) less than 90% of the price offered by the Manager.

8.2 Any person to whom a Special Option is transferred must be a person to whom disclosure to investors under Chapter 6D of the *Corporations Law* is not required. A transferee must provide to the Manager, if requested, evidence that it is such a person.

8.3 Subject to this **paragraph 8** and the securities law restrictions set out in **paragraph 12**, a Special Option is fully transferable as follows:

(a) by delivery to the Manager of a duly executed and, subject to **paragraph 9**, stamped transfer in the form of **Attachment B-3** by the Optionholder or the transferee, together with the Option Certificates to which the transfer relates; and

(b) the Manager registering the transfer of the Special Options, subject to the terms and conditions of the Trust Deed, which the Manager agrees to do promptly after receipt of the items referred to in **paragraph 8.38.3(a)**.

8.4 On registration of a transfer, the transferee is bound by the Trust Deed and the Special Options Terms and assumes the rights and obligations of an Optionholder in respect of the Special Options transferred.

8.5 All stamp duty (including fines and penalties and any other applicable payments) chargeable on or in relation to either:

(a) the initial transfer of each Special Option by WAIPL to a transferee (each an "**Initial Transferee**"); and

(b) the first transfer by any Initial Transferee of such Special Option to a subsequent transferee

shall be borne by the Manager and the Manager hereby indemnifies WAIPL and each transferee receiving a transfer to which **sub-paragraph (a)** or **(b)** of this **paragraph 8.5** applies (an "**Indemnified Transferee**") as a continuing indemnity for and against any such stamp duty (including fines and penalties and any other applicable payments) and any related costs and expenses including legal fees on an indemnity basis. The Manager shall be primarily responsible for attending to payment of such stamp duty (including fines and penalties and any other applicable payments) and the Manager shall provide SPCG and each Indemnified Transferee with such information and progress reports on such stamping as WAIPL or the Indemnified Transferee may reasonably require and WAIPL or the Indemnified Transferee shall be entitled to pay (but need not pay) such duty itself and to claim immediate indemnification from the Manager if WAIPL or the Indemnified Transferee reasonably believes that there will otherwise be a failure to pay the stamp duty within the period required by law.

9. NEW ISSUES BY WAT

A Special Option does not confer any right on the Optionholder to participate in any new issues of Units, or to be entitled to any distributions by WAT.

10. RIGHT TO VOTE

An Optionholder is entitled to vote at meetings of Members.

11. NO OTHER RIGHTS

In accordance with, and subject to, the provisions of the Trust Deed and the Corporations

Law, no Special Option confers on the Optionholder:

(a) any right to require the Manager to redeem or repurchase the Special Option; or

(b) except as expressly provided in the Trust Deed, any other entitlement under the Trust Deed consequent on holding the Special Option.

12. SECURITIES LAW RESTRICTIONS

12.1 This **paragraph 12** operates in addition to restrictions on transfers of Special Options under **paragraph 8**. The Special Options have not been registered under the U.S. Securities Act of 1933, as amended ("**U.S. Securities Act**"), and may not be offered, sold or exercised except:

(a) pursuant to an effective registration statement under the U.S. Securities Act;

(b) within the United States to or, in the case of exercise, by Institutional "Accredited Investors" within the meaning of Rule 501(a)(1), (2), (3) and (7) under the U.S. Securities Act in a transaction exempt from registration requirements of the U.S. Securities Act on delivery of a purchaser's letter in the form of **Attachment B-1** or **B-2**, as applicable;

(c) outside the United States to or, in the case of exercise, by non-U.S. persons in a transaction meeting the requirements of Rules 901, 903 or 904 of Regulation S under the U.S. Securities Act;

(d) to WEA, its affiliates, the Manager or its affiliates; or

(e) as otherwise agreed by the Manager.

The Special Options must bear a legend to the foregoing effect:

Special Options issued to non-U.S. persons pursuant to Regulation S under the U.S. Securities Act must bear the following additional legend:

> "THE HOLDER OF THIS SECURITY AGREES FOR THE BENEFIT OF THE ISSUER THAT (A) THE SECURITY MAY BE EXERCISED ONLY BY A NON-U.S. PERSON ON DELIVERY OF EITHER (i) A WRITTEN CERTIFICATE THAT IT IS NOT BEING EXERCISED ON BEHALF OF A U.S. PERSON OR (ii) A WRITTEN OPINION OF COUNSEL TO THE EFFECT THAT THE SECURITY AND THE UNITS DELIVERED ON EXERCISE THEREOF HAVE BEEN REGISTERED UNDER THE U.S. SECURITIES ACT OR ARE EXEMPT FROM REGISTRATION THEREUNDER AND (B) THE SECURITY MAY BE EXERCISED ONLY IN ACCORDANCE WITH THE SPECIAL OPTION TERMS."

All other Special Options must bear the following additional legend:

> "THE HOLDER OF THIS SECURITY AGREES FOR THE BENEFIT OF THE

ISSUER THAT (A) THE SECURITY MAY BE EXERCISED ONLY BY (1) A NON-U.S. PERSON ON DELIVERY OF EITHER (i) A WRITTEN CERTIFICATE THAT IT HAS NOT BEEN EXERCISED ON BEHALF OF A U.S. PERSON, OR (ii) A WRITTEN OPINION OF COUNSEL TO THE EFFECT THAT THE SECURITY AND THE UNITS DELIVERED ON EXERCISE THEREOF HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR ARE EXEMPT FROM REGISTRATION THEREUNDER OR (2) AN INSTITUTIONAL ACCREDITED INVESTOR ON DELIVERY OF A LETTER SUBSTANTIALLY IN THE FORM ANNEXED TO THE SPECIAL OPTION TERMS AND (B) THIS SECURITY MAY BE EXERCISED ONLY IN ACCORDANCE WITH THE SPECIAL OPTION TERMS."

12.2 Units issuable on exercise of the Special Options will not be registered under the U.S. Securities Act and may not be offered or sold by an Optionholder after exercise of an Option except:

(a) pursuant to an effective registration statement under the U.S. Securities Act or pursuant to an exemption from the registration requirements thereunder;

(b) outside the United States to non-U.S. persons (which term includes U.S. dealers or other professional fiduciaries acting on a discretionary basis for non-U.S. beneficial owners (other than an estate or trust)) in reliance on Rules 903 and 904 of Regulation S under the U.S. Securities Act;

(c) in 'regular way transactions' on the ASX, provided that neither the seller, nor any person acting on its behalf, knows that the transaction has been pre-arranged with a buyer that is a US person or is located in the US;

(d) to the Manager or its affiliates; or

(e) as otherwise agreed by the Manager.

The foregoing restrictions must be noted in the Unit register maintained by the Manager. The Manager agrees that it will cause the notation to be removed from the Unit register at such time as the Units may be transferred without restriction under applicable law.

12.3 A Special Option may only be exercised by a non-U.S. person on delivery of either:

(a) a written certification that the Optionholder is not a U.S. person and the Special Option is not being exercised on behalf of a U.S. person; or

(b) a written opinion of counsel to the effect that the Special Option and the Units delivered on exercise thereof have been registered under the U.S. Securities Act or are exempt from registration thereunder.

12.4 A Special Option may only be exercised by a U.S. person on delivery of a purchaser's letter for "Accredited Investors" in the form of **Attachment B-1**, certifying that the Optionholder is

an "Accredited Investor" as defined in that letter, together with the other materials referred to therein.

12.5 A Special Option may not be transferred to any person if the effect of such transfer would be that the ownership limitations contained in WEA's Restated Articles of Incorporation would be violated.

12.6 Any withholding obligation of the Manager on receipt of a Continuing Security may be satisfied by delivery of an amount in United States dollars by the Optionholder.

13. REDEMPTION OF PREFERENCE SHARES

13.1 If WEA redeems Preference Shares in accordance with their terms the Optionholder must deliver (for no consideration) to the Manager the same number of Options, subject to **paragraph 15.1,** as Preference Shares to be redeemed and the Manager must reissue the Option Certificate in respect of the Optionholders' remaining holding (if any) of Special Options and may cancel the Special Options so transferred.

13.2 After all Preference Shares have either been redeemed or transferred to the Manager, the Manager may cancel any outstanding Special Options and if the Manager cancels the Special Options notify the Optionholder of the cancellation.

14. QEF ELECTION

If an Optionholder intends to make the election provided for in Section 1295(b) of the Internal Revenue Code of 1986, as amended ("Code"), then such Optionholder must so notify the Manager and the Manager must, at the Manager's expense, take such actions as may be required by the Code and the authorities thereunder to have WAT be treated as a qualified electing fund (within the meaning of Section 1295 of the Code) with respect to a Unitholder or Optionholder that makes the election provided for under Section 1295(b) of the Code.

15. RECONSTRUCTIONS

15.1 Except as provided in **paragraph 15.2**, if:

(a) WEA carries out a Reconstruction; or

(b) WAT carries out a Reconstruction,

then, in each such event:

(c) the number of Special Options held by an Optionholder; or

(d) the Conversion Number; or

(e) some of, or all, such factors,

will be adjusted, as appropriate, in a manner determined by the Manager which:

(f) is fair and equitable to the Members and Optionholders; and

(g) to the extent necessary, complies with the Listing Rules of the ASX applying to a reorganisation (as that term is defined in the Listing Rules of the ASX) of capital at the time of the reorganisation (and for the avoidance of doubt the parties agree that any reconstruction of WEA is carried out as if the Listing Rules of the ASX applied to the reorganisation of WEA),

and is approved by Optionholders holding a majority of the outstanding Special Options on issue provided that if such Optionholders fail to approve the manner of adjustment determined by the Manager, the Manager must, pursuant to **paragraph 19,** refer the matter to an Expert who will make a determination of any adjustment. The Expert must be directed to take into account **paragraphs 15.1(f)**, **(g)** and **19.3** in making a determination.

15.2 (a) If WAT is merged or consolidated with or into a new entity or WAT transfers all or substantially all of its assets to another entity then, on a subsequent exercise of the Special Options, the Optionholder is entitled to receive securities in the new transferee entity equal to those which the Optionholder would have received had it exercised such Special Options and held Units immediately prior to such transaction.

(b) If WEA is merged or consolidated with or into a new entity or if WEA transfers all or substantially all of its assets to another entity and the Optionholder receives stock in such entity in consideration of its Continuing Securities then, on a subsequent exercise of the Special Options, the Optionholder is entitled to use such new securities received in such transaction (in lieu of the Continuing Securities) as the consideration for the issuance of ordinary Units based on a revised Conversion Number which is fair and equitable to the Members and the Optionholder.

15.3

(a) The Manager agrees for the benefit of the Optionholders that if, while any Special Options are on issue, it:

(i) announces an intention to wind up WAT; or

(ii) receives a requisition from Members, that meets the requirements of the Corporations Law, to convene a meeting of Members for the purpose of passing a resolution to direct the winding up of WAT,

then it will immediately give written notice to the Optionholders of the announcement or requisition. In the case of an announcement or if Members subsequently pass a resolution in accordance with the Corporations Law to terminate WAT then, before WAT is terminated, the Optionholders may exercise any or all of their Special Options in accordance with the provisions of these Special Option Terms.

(b) The Manager agrees that until the expiration of the Special Option Period:

(i) prior to any Reconstruction of WAT it will provide not less than 30 days prior written notice of such Reconstruction to the Optionholder, and the Optionholder has the right at any time following delivery of such notice to exercise its Special Options; and

(ii) in the event WEA is merged or consolidated with or into a new entity or transfers all or substantially all of its assets to another entity, the Optionholder has the right at any time following such event to exercise its Special Options in accordance with the provisions of these Special Option Terms.

16. REPRESENTATIONS, WARRANTIES AND COVENANTS

16.1 The Manager represents and warrants for the benefit of the Optionholder that as at the date of the Special Option Deed, the Issue Date, the date of transfer of the Special Options by WEA to WAIPL and the Exercise Date:

(a) all Special Options have been duly authorised, validly issued, and the Optionholder is entitled to the rights in favour of the Optionholder under the Special Option Terms;

(b) there are no pre-emptive rights or similar rights to purchase any Units issuable on exercise of the Special Options on the part of any holders of any class of securities of WAT; and

(c) the Special Option Deed has been duly authorised, executed and delivered by the Manager and is a valid and binding obligation of the Manager and enforceable in accordance with its terms.

16.2 The Manager covenants that:

(a) it will use its best endeavours to ensure that the ordinary Units (including the Units issued on the exercise of the Special Options) are officially quoted on the ASX as soon as possible after they are issued and that such official quotation is maintained;

(b) at all times while the Special Options are outstanding, WAT will have sufficient authorised and unissued Units available for issue on exercise of the Special Options and all other options outstanding with respect to Units; and

(c) subject to compliance by the Optionholder with the Special Option Terms, the Units issuable on exercise of the Special Options will be duly authorised, validly issued and fully paid.

16.3 To the extent that any covenant contained in the Special Option Deed is made for the benefit of the Optionholder, such covenant will be enforceable against the Manager by any person registered as a Optionholder.

17. REGISTRATION AND NO QUOTATION OF SPECIAL OPTIONS

17.1 The Manager will maintain registers of Optionholders. An Optionholder may:

(a) inspect such register at any time during Business Hours; and

(b) obtain copies of such register.

17.2 The Manager must send to an Optionholder copies of all notices (including, without limitation, notices of Members' meetings), accounts and other statements sent to Members.

17.3 For the purposes of **paragraph 17.2**, notices, accounts and other statements sent to joint Optionholders will be deemed to be sent to all those Optionholders if sent to the Optionholder named first on the register.

17.4 If an Optionholder:

(a) has lost a certificate in respect of any Special Options; and

(b) provides the Manager with a statutory declaration of loss in respect of such certificate,

the Manager must cancel the lost certificate and issue a replacement certificate to the Optionholder.

17.5 The Optionholder acknowledges that the Special Options will not be quoted on any stock exchange.

18. RENEGOTIATION

If prior to the earliest date on which the Special Options may be exercised the laws of Australia are amended, varied or replaced, or the Commonwealth Government introduces a bill into Parliament, which may result in WAT failing to qualify as a 'collective investment vehicle', then the Manager and the Optionholders will enter into good faith negotiations to amend the terms of the Special Options, including if necessary the Special Option Period, in order to avoid such failure.

19. DISPUTES

19.1 If a dispute arises in relation to an adjustment to:

(a) the number of Special Options held by an Optionholder; or

(b) the Conversion Number; or

(c) some or all such factors,

or any other adjustment to be made pursuant to **paragraph 15.1** or **paragraph 15.2**, either the Manager or the Optionholder is entitled to refer the dispute (but no other disputes) to an Expert.

19.2 The Expert must be directed by the party referring the dispute:

(a) to resolve the dispute in a timely manner as an expert and not as an arbitrator; and

(b) to determine the party or parties responsible for paying the costs of the Expert having regard to the Expert's findings concerning resolution of the dispute.

19.3 The Expert must take into account (i) any adjustment or resolution of a dispute with respect to the same factual circumstances and (ii) any prior or contemporaneous adjustments or resolutions of disputes, in each case under **Section 6** of the Series D Certificate of Designation such that the resolution of the dispute or disputes is fair and equitable to the Members and Optionholders.

19.4 The determination of the Expert will be final and binding on the Manager and the Optionholders.

20. NOTICES

20.1 A party giving notice or notifying under these Special Option Terms must do so in writing:

(a) directed to the recipient's address specified in this **paragraph 20**, as varied by any notice or, in the case of an Optionholder, to the address specified in the register kept in accordance with **paragraph 17**; and

(b) hand delivered or sent by prepaid post or facsimile to that address.

The Manager's address and facsimile number are:

Westfield America Management Limited
Level 24, Westfield Towers
100 William Street
SYDNEY NSW 2011
Facsimile Number: (61 2) 9358 7077
Attention: Company Secretary

WEA's address and facsimile number are:

Westfield America, Inc.
11601 Wilshire Boulevard, Suite 1200
Los Angeles California USA
Facsimile Number: (310) 478 3987
Attention: Company Secretary

WAIPL's address and facsimile number are:

Westfield American Investments Pty. Limited
Level 24, Westfield Towers
100 William Street

SYDNEY NSW 2011
Facsimile Number : (61 2) 9358 7033

Attention : Company Secretary

20.2 A notice given in accordance with **paragraph 20.1** is taken to be received:

(a) if hand-delivered, on delivery;

(b) if sent by prepaid post, 5 days after the date of posting;

(c) if sent by courier, 2 days after being sent; or

(d) if sent by facsimile, when the sender's facsimile system generates a message confirming successful transmission of the total number of pages of the notice.

20.3 The Manager will promptly deliver to an Optionholder copies of any notices received by it under the Special Option Terms, including any notice changing the foregoing addresses.

21. INTERPRETATION

In these Special Option Terms, unless the contrary intention appears:

(a) headings are for ease of reference only and do not affect the meaning of these Special Option Terms;

(b) the singular includes the plural and vice versa and words importing a gender include other genders;

(c) other grammatical forms of defined words or expressions have corresponding meanings;

(d) a reference to a clause, paragraph, schedule or annexure is a reference to a clause or paragraph of or schedule or annexure to these Special Option Terms and a reference to the Special Option Terms includes any schedules, attachments and annexures;

(e) a reference to a document or agreement, including the Special Option Deed, includes a reference to that document or agreement as novated, altered or replaced from time to time;

(f) a reference to "A$", "$A", "dollar" or "$" is a reference to Australian currency;

(g) a reference to "US$" is a reference to United States of America currency;

(h) a reference to a specific time for the performance of an obligation is a reference to that time in the State, Territory or other place where that obligation is to be performed;

(i) a reference to a party includes its executors, administrators, successors (including persons taking by novation) and permitted assigns;

(j) words and expressions importing natural persons include partnerships, bodies corporate, associations, governments and governmental and local authorities and agencies; and

(k) a reference to any legislation or statutory instrument or regulation is construed in accordance with the Acts Interpretation Act 1901 (Cth) or the equivalent State legislation, as applicable.

ATTACHMENT A (TO SCHEDULE)

NOTICE OF EXERCISE OF SERIES G1 SPECIAL OPTIONS

TO: WESTFIELD AMERICA MANAGEMENT LIMITED
Manager of Westfield America Trust
[ ]

I/We [ ] of [ ] give notice that I/we wish to exercise [ ] Series G1 Special Options registered in my/our name on [ ] ("**Exercise Date**"). The number of Units, which are to be issued on exercise of the Special Options referred to in this Notice of Exercise, is [ ].

Defined terms in the Special Option Terms have the same meaning in his Notice of Exercise.

We have received a copy of the Series G1 Special Option Terms, a copy of which is annexed to the Westfield America Trust Deed.

I/We confirm that:

(a) [ ] [*description of actual security – Preference Shares or Converted Common Stock*] being Continuing Securities in WEA registered in my/our name will on the Exercise Date be free of all mortgages, charges, liens and other encumbrances or prior claims;

(b) the Units in Westfield America Trust ("**WAT**") to be issued to me/us on exercise of the Special Options to which this Notice of Exercise relates, have a value of not less than the amount required by the *Corporations Law* for the issue of each such Unit to constitute an issue for which disclosure to investors is not required under **section 708(8)(a)** of the *Corporations Law* (or any successor provision);

(c) this Notice of Exercise is irrevocable (subject to **paragraph 7.2** of Special Option Terms);

(d) I/we have read the restrictions on exercise of Special Options and on transferability of Units contained in the Special Option Deed. I/we understand that the Units have not been, and will not be, registered under the U.S. Securities Act of 1933, as amended (the "**Securities Act**"), and may not be offered or sold except as permitted by the Special Option Terms and that such restrictions may be required to be noted in the Unit register as set out in the Special Option Deed. We agree, on our own behalf and on behalf of any accounts for which we are acting as hereinafter stated, that if we should reoffer, resell, pledge or transfer any Units, we will do so only in accordance with the Special Option Terms; and

(e) **[APPLICABLE PARAGRAPH TO BE INSERTED]**

NOTE: the following paragraph to be included in a Notice of Exercise by a non-U.S.

person requesting that Units be delivered to an address outside of the United States:

[We are not a U.S. person, we are not acquiring any units for the account of any U.S. person, and we have not offered, sold or delivered, and will not offer, sell or deliver, directly or indirectly, or as principal or agent, any Units acquired by us in the United States or to any U.S. person. "U.S. person" has the meaning set forth in Regulation S under the Securities Act, and includes, among other persons, any national, citizen or resident of the United States or the estate or trust of any such person, any corporation, partnership or other entity created or organised in or under the laws of the United States, or any political subdivision thereof, any trust or estate (other than a foreign trust or estate) and any United States branch of a non-U.S. person. "United States" means the United States of America, its territories and possessions.]

NOTE: the following paragraph to be included in a notice of exercise by an "accredited investor" (a person meeting the requirements of Rule 501(a) of Regulation D under the Securities Act):

[We are delivering herewith a purchaser's letter for accredited investors in the form of Attachment B-1 to the Special Option Terms and the other materials referred to therein, and certify that each of us is an "accredited investor" as defined in that letter.]

NOTE: the following paragraph to be included in a notice of exercise by a non-U.S. person requesting that units be delivered to an address in the United States or who does not meet the standards set forth in **[Note 2]**.

[We are not a U.S. person]. [We are delivering herewith a written opinion of nationally recognised United States counsel to the effect that the Special Options and the Units delivered on exercise have been registered under the Securities Act or are exempt from registration thereunder.]

ATTACHMENT B-1 (TO SCHEDULE)

FORM OF PURCHASER'S LETTER BY ACCREDITED INVESTOR

Acquisition or Transfer of Units

TO: WESTFIELD AMERICA MANAGEMENT LIMITED
Manager of Westfield America Trust
[ ]

In connection with our proposed acquisition of Units in Westfield America Trust ("Trust") [in exchange for Preference Shares/Converted Common Stock of Westfield America, Inc.], we confirm that:

1. We have received a copy of the Series G1 Special Option Terms, a copy of which is annexed to the Westfield America Trust Deed.

2. We understand that the Units have not been, and will not be, registered under the U.S. Securities Act of 1933, as amended (the "Securities Act"), and may not be offered or sold except as permitted in the following sentence.

3. We agree, on our own behalf and on behalf of any accounts for which we are acting as hereinafter stated, that if we should reoffer, resell, pledge or transfer any Units, we will do so only:

   (a) pursuant to an exemption from registration provided by Rule 144 under the Securities Act (if available);

   (b) outside the United States in a transaction meeting the requirements of Rule 903 or 904 of Regulation S under the Securities Act;

   (c) to an institutional "accredited investor" (as defined below) pursuant to any other exemption from the registration requirements of the Securities Act, subject to:

      (i) the receipt by the Manager of a letter substantially in the form provided in the Special Option Deed,

      (ii) unless such transfer is of Units with a purchase price of not less than US$250,000 to an "accredited investor" (as defined below), the receipt by the Manager of an opinion of counsel acceptable to the Manager that such reoffer, resale, pledge or transfer is in compliance with the Securities Act;

   (d) to the Manager or its affiliates; and

   in each case, in accordance with any applicable securities laws of any State or the United States of America or any other applicable jurisdiction.

4. So long as the foregoing restrictions are required to be noted in the Unit register, the undersigned will, and each subsequent holder is required to, notify any subsequent purchaser from it of the resale restrictions set forth above.

5. We understand that, on any proposed reoffer, resale, pledge or transfer of any Units, we will be required to furnish to the Manager and the registrar and transfer agent for the Units, such certification and other information as the Manager may reasonably require to confirm that the proposed sale complies with the foregoing restrictions and the provisions of the Special Option Terms pursuant to which the Units were issued. We further understand that the foregoing restrictions will be noted in the Unit register.

   [Insert applicable paragraph.]

6. [We are an institutional "accredited investor" (an entity meeting the requirements of Rule 501(a)(1), (2), (3) or (7) of Regulation D under the Securities Act) and have such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of our investment in the Units, and we and any accounts for which we are acting are each able to bear the economic risk of our or its investment.]

7. [insert applicable paragraph]

   [We are acquiring the Units purchased by us for our own account or for one or more accounts (each of which is an "accredited investor") as to each of which we exercise sole investment discretion and for each of which we are acquiring Units with a purchase price of not less than US$250,000 in each case for investment and not with a view to, or for sale in connection with any distribution thereof within the meaning of the Securities Act.]

   [We have delivered to the Manager an opinion of counsel acceptable to the Manager that such offer, sale, pledge or transfer of the Units to us is in compliance with the Securities Act.]

Defined terms in the Special Option Terms have the same meaning in this letter.

You are entitled to rely on this letter and are irrevocably authorised to produce this letter or a copy hereof to any interested party in any administrative or legal proceeding or official inquiry with respect to the matters covered hereby.

Very truly yours,

[Purchaser]

By: ______________________

Name:

Title:

Dated:

Signed by [ ] through its)
duly authorised representative)
[ ] in the presence of:)

or

THE COMMON SEAL of # is affixed in)
accordance with its **constitution** in the)
presence of)
)

Secretary

Director

Name of secretary (print)

Name of director (print)

ATTACHMENT B-2 (TO SCHEDULE)

FORM OF PURCHASER'S LETTER BY ACCREDITED INVESTOR

Transfer of Options

TO: WESTFIELD AMERICA MANAGEMENT LIMITED
Manager of Westfield America Trust
[ ]

In connection with our proposed acquisition of Special Options in Westfield America Trust ("**Trust**"):

1. We have received a copy of the Series G1 Special Option Terms, a copy of which is annexed to the Westfield America Trust Deed.

2. We understand that the Special Options and the Units issuable on exercise thereof have not been, and will not be, registered under the U.S. Securities Act of 1933, as amended (the "Securities Act"), and may not be offered or sold except as permitted in the following sentence and in the Special Option Deed.

3. We agree, on our own behalf and on behalf of any accounts for which we are acting as hereinafter stated, that if we should reoffer, resell, pledge or transfer any Special Options, we will do so only:

   (a) outside the United States to a foreign person in a transaction meeting the requirements of Rule 903 or 904 of Regulation S under the Securities Act;

   (b) to an institutional "accredited investor" (as defined below) pursuant to an exemption from the registration requirements of the Securities Act, subject to:

      (i) the receipt by the Manager of a letter substantially in the form provided in the Special Option Deed,

      (ii) unless such transfer is of Special Options with a purchase price of not less than US$250,000 to an "accredited investor" (as defined below), the receipt by the Manager of an opinion of counsel acceptable to the Manager that such reoffer, resale, pledge or transfer is in compliance with the Securities Act;

   (c) to Westfield America Inc, its affiliates, the Manager, or its affiliates; and

   in each case, in accordance with any applicable securities laws of any State or the United States of America or any other applicable jurisdiction.

4. The undersigned will, and each subsequent purchaser from it is required to, notify any subsequent purchaser from it of the resale restrictions set forth above.

5. We understand that, on any proposed reoffer, resale, pledge or transfer of any Special Options, we will be required to furnish to the Manager and the registrar and transfer agent for the Units, such certification and other information as the Manager may reasonably require to confirm that the proposed sale complies with the foregoing restrictions and the provisions of the Special Option Terms governing the Special Options. We further understand that the foregoing restrictions will be noted in the legend on the Special Options.

   [Insert applicable paragraph.]

6. [We are an institutional "accredited investor" (an entity meeting the requirements of Rule 501(a)(1), (2), (3) or (7) of Regulation D under the Securities Act) and have such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of our investment in the Units, and we and any accounts for which we are acting are each able to bear the economic risk of our or its investment.]

7. [insert applicable paragraph]

   [We are acquiring the Special Options purchased by us for our own account or for one or more accounts (each of which is an "accredited investor") as to each of which we exercise sole investment discretion and for each of which we are acquiring Special Options with a purchase price of not less than US$250,000 in each case for investment and not with a view to, or for sale in connection with any distribution thereof within the meaning of the Securities Act.]

   [We have delivered to the Manager an opinion of counsel acceptable to the Manager that such offer, sale, pledge or transfer of the Special Options to us is in compliance with the Securities Act.]

Defined terms in the Special Option Terms have the same meaning in this letter.

You are entitled to rely on this letter and are irrevocably authorised to produce this letter or a copy hereof to any interested party in any administrative or legal proceeding or official inquiry with respect to the matters covered hereby.

Very truly yours,

[Purchaser]

By: ______________________

Name:

Title:

Dated:

Signed by [ ] through its)
duly authorised representative)
[ ] in the presence of:)

or

THE COMMON SEAL of # is affixed in)
accordance with its constitution in the)
presence of)
)

Secretary

Name of secretary (print)

Director

Name of director (print)

ATTACHMENT B -3 (TO SCHEDULE)

TRANSFER FORM

For Non-Market Transactions

Affix stamp or similar duty here | Marking stamp

FULL NAME OF REGISTERED SCHEME	Westfield America Trust ARSN 092 058 449 ('WAT')			
DESCRIPTION OF OPTIONS	Class Series G1 Special Options	Amount paid	Amount unpaid	Register NSW
QUANTITY	Words			Figures
FULL NAME OF TRANSFEROR(S)				
CONSIDERATION				Date of Purchase
FULL NAME OF TRANSFEREE(S)				
FULL ADDRESS OF TRANSFEREE(S)				
BENEFICIAL INTEREST	Upon registration of this transfer, the transferee will/will not hold the above options beneficially			

I, the registered holder and transferor (>Transferor=) named above, for the consideration specified above transfer to the transferee named above (>Transferee=) the special options specified above (>Special Options=) registered in my name in the books of WAT subject to the conditions on which I hold them at the time of signing this form. I, the Transferee agree to accept the transfer of the Special Options and the registration of the Special Options in my name in the books of WAT subject to the same conditions and agree to be bound by the constitution of WAT as amended from time to time and the terms of the Special Options.

SIGNATURE OF TRANSFEROR(S) SIGN HERE *		FOR REGISTRAR USE
DATE SIGNED	/ /	
SIGNATURE OF TRANSFEREE(S) SIGN HERE *		
DATE SIGNED	/ /	

ATTACHMENT C TO SCHEDULE
SERIES G1 SPECIAL OPTION CERTIFICATE

CERTIFICATE NUMBER

WESTFIELD AMERICA TRUST

Constituted by Trust Deed dated 28 March 1996, as amended

SERIES G1 SPECIAL OPTION CERTIFICATE

NUMBER OF OPTIONS	CLASS	DISTINCTIVE NUMBERS
[ ]	Series G1 Special Options	FROM [ ] TO [ ]

These options are issued in accordance with the Trust Deed of the Westfield America Trust, the Series G1 Special Option Deed and the Special Option Terms attached.

This is to certify that [ ] of [ ] is the registered holder of the options in Westfield America Trust set out in the panel above.

SIGNED FOR AND ON BEHALF of Westfield America Management Limited, in its capacity as responsible entity and trustee of Westfield America Trust.

....
Director

....
Secretary

SEVENTH SCHEDULE

TERMS OF ISSUE OF SERIES H SPECIAL OPTIONS

22. DEFINITIONS

22.1 These words and phrases have the following meanings in these Special Option Terms unless the contrary intention appears:

'ASX' means Australian Stock Exchange Limited (ACN 008 624 691).

'Business Day' has the same meaning as in the Listing Rules of the ASX.

'Business Hours' means the hours between 9.00am and 5.00pm (Sydney time) on a Business Day.

'Continuing Security' means shares of common stock in WEA.

'Conversion Number' in relation to a Special Option is the number equal to 3.049, subject to **paragraphs 14.1** and **14.2**.

'Co-Operation Agreement' means the co-operation agreement dated 15 February 2001 between the Manager and Westfield Holdings Limited.

'Exercise Date' means the date specified in **paragraph 7.2(b)**

'Expert' means an internationally recognised accounting firm (provided that such firm is one of Arthur Andersen LLP, PricewaterhouseCoopers LLP, Ernst & Young LLP, Deloitte & Touche LLP and KPMG LLP or their respective affiliates or successors and provided further that the firm appointed is not the principal outside auditor for, and has not during the previous 24 months, received fees in excess of US$5 million from, the Manager, WCI or any Optionholder holding a majority of the outstanding Special Options) agreed to by the Manager and Optionholders holding a majority of the outstanding Special Options on issue or in the absence of agreement between them and at the request of any of them an internationally recognised accounting firm appointed by the President or the head for the time being of the Australian Institute of Chartered Accountants, provided, however, that if at the time an Expert is being selected for the purposes of **paragraph 14.1** or **18**, then the Expert being so selected shall be the same Expert that is then so engaged or being contemporaneously engaged.

'Financial Year' means a 12 month period from 1 January to 31 December.

'Issue Date' means the date on which the Special Options are issued to WCI or WAIPL (as the case may be) pursuant to **clause 2.1** of the Special Option Deed.

'Manager' means Westfield America Management Limited as responsible entity and trustee of WAT.

'Member' means a person registered as the holder of a Unit (including persons jointly registered) as provided in the Trust Deed.

'Notice of Exercise' means a notice in or substantially in the form set out in **Attachment A.**

'Notice of Intention to Exercise' means a notice given by the Optionholder under **paragraph 7.1** of the Special Option Terms.

'Option Certificate' means a Special Option Certificate in or substantially in the form set out in **Attachment C**.

'Optionholder' means any person who is at any time registered as the holder of a Special Option (including persons jointly registered) in a register kept by the Manager.

'party' means each of the Manager and any Optionholder.

'Quarter' means a three month period in a Financial Year commencing on one of the following dates:

(a) 1 January ('**First Quarter**');

(b) 1 April ('**Second Quarter**');

(c) 1 July ('**Third Quarter**'); and

(d) 1 October ('**Fourth Quarter**').

'Reconstruction' means a capital reconstruction (including, without limitation, any consolidation, stock split or stock dividend, subdivision or reduction of capital), merger or any return of capital or other capital distribution but does not include the following:

(a) periodic distributions (whether of income or capital) made pro rata among shareholders or unitholders of a class and whether interim or at the end of an Accrual Period;

(b) issues of stock, shares or units which are not in redemption of any stock, shares or units;

(c) any issues of options by WEA or WAT; or

(d) the redemption, conversion or exercise of any securities issued by WAT or WEA in accordance with their terms.

'Sell' means a transfer, sale or assignment of the Special Options (or any part of the Special Options) or any other dealing or parting with possession of any right or interest (other than for the purposes of obtaining financing).

'Special Option' means an option to subscribe for Units on the Special Option Terms.

'Special Option Deed' means the Series H Special Option Deed made between the Manager, WCI and WAIPL including all schedules, attachments and annexures.

'Special Option Period' means the period commencing on the date being the earlier of the following:

(a) 30 September 2003; and

(b) the date upon which the Manager gives a notice in accordance with **paragraphs 14.3 (a)** or **(b)** of the Special Option Terms,

and ending the date being 10 days prior to the termination date of WAT under **clause 4.3** of the Trust Deed.

'Special Option Terms' means the terms as set out herein.

'Trust Deed' means the Trust Deed dated 28 March 1996 originally between Perpetual Trustee Company Limited and Westfield America Management Limited, as amended, being the constitution of WAT.

'Unit' means an undivided share in the beneficial interest in WAT as provided in the Trust Deed.

'WAIPL' means Westfield American Investments Pty. Limited.

'WAT' means the managed investment scheme constituted by the Trust Deed and known as the Westfield America Trust (ARSN 092 058 449).

'WCI' means Westfield Corporation, Inc.

'WEA' means Westfield America, Inc.

22.2 Words or phrases beginning in capitals and not otherwise defined in these Special Option Terms have the same meaning as in the Trust Deed.

23. ENTITLEMENT

Each Special Option entitles the Optionholder to subscribe for Units on the terms set out in these Special Option Terms.

24. EXERCISE PERIOD

A Special Option may be exercised at any time during the Special Option Period, in accordance with these Special Option Terms.

25. PREREQUISITE TO EXERCISE

25.1 A Special Option may not be exercised (and the Manager will be under no obligation to issue Units in respect of any Special Option) unless:

(a) the Special Option is exercised as part of a parcel of Special Options which, on exercise, entitles the Optionholder to a parcel of Units having a value not less than

the amount required by the *Corporations Law* (currently A$500,000) for the issue of each such Unit to constitute an issue that does not need disclosure to investors pursuant to **section 708(8)(a)** of the *Corporations Law* (or any successor provision); and

(b) the Optionholder complies in all material respects with all the other Special Option Terms; and

(c) the issue of Units to the Optionholder would not breach the Australian *Corporations Law* or any applicable law.

25.2 If the Optionholder which wishes to exercise a Special Option, gives a Notice of Intention to Exercise and a Notice of Exercise and otherwise complies in all material respects with the requirements for exercise of a Special Option set out in these Special Option Terms, the Manager must comply with the provisions of the Trust Deed and of the Special Option Terms in respect of the exercise of the Special Option.

26. EXCHANGE RIGHT

26.1 One Special Option is exercisable for each Continuing Security transferred to the Manager.

26.2 On exercise of a Special Option, the Optionholder will receive in respect of a Continuing Security, the Conversion Number of Units provided that, if this would have the effect that the Optionholder would receive a fraction of one Unit, the Optionholder will receive one additional Unit. The Conversion Number of Units must be issued within one Business Day after receipt of a Notice of Exercise given in accordance with **paragraph 7**.

27. RANKING OF UNITS ON EXERCISE OF SPECIAL OPTIONS

27.1 Subject to **paragraph 6.2**, a Unit allotted on exercise of a Special Option will rank equally in all respects with the existing Units on issue at the date of allotment.

27.2 A Unit allotted on exercise of a Special Option will rank for distribution of the Distributable Income from the date following the last day of the most recently completed dividend period for the Continuing Security transferred so that where Units are allotted during an Accrual Period, such Units will participate in the Distributable Income in respect of that Accrual Period in the proportion that the part of the Accrual Period (calculated in days) for which such Units rank for distribution of Distributable Income bears to the total number of days in such Accrual Period.

28. MANNER OF EXERCISE

28.1 If an Optionholder wishes to exercise a Special Option, then the Optionholder must give a non-binding notice of intention to exercise the Special Option to the Manager during the Special Option Period at least 10 Business Days before giving a Notice of Exercise under **paragraph 7.2**.

28.2 If an Optionholder wishes to exercise a Special Option and has complied with **paragraph 7.1**, it must give an irrevocable Notice of Exercise to the Manager during the Special Option Period specifying:

(a) the number of Special Options which the Optionholder wishes to exercise in compliance with **paragraph 4** and the type of Continuing Security to be delivered;

(b) the specific date on which those Special Options are to be exercised ('**Exercise Date**') in accordance with the Special Option Terms;

(c) the number of Units which are to be issued to the Optionholder on the exercise of the Special Options detailed in the Notice of Exercise ('**Relevant Number**') (being equal to the number of Special Options to which the Notice of Exercise relates multiplied by the Conversion Number, subject to rounding up by one unit in the case of a fractional unit); and

(d) confirmation of compliance with the U.S. securities laws restrictions contained in **paragraph 12.**

28.3 On the Exercise Date:

(a) the Optionholder must deliver to the Manager the Continuing Securities (together with any necessary instruments of transfer properly executed) to which the Notice of Exercise relates; and

(b) in consideration of the transfer pursuant to **paragraph 7.3(a)**, the Manager must issue to the Optionholder the Relevant Number of Units.

28.4 The Optionholder must ensure that any Continuing Security transferred pursuant to **paragraph 7.3(a)** (or specified in the Notice of Exercise) is (immediately prior to transfer) owned by the Optionholder (free of all mortgages, charges, liens and other encumbrances or prior claims), and has attached all rights (including rights to receive dividends) attaching or accruing to the Continuing Security on the Exercise Date.

29. TRANSFER OF SPECIAL OPTIONS

29.1 An Optionholder shall not Sell any Special Options owned by it, unless it first notifies the Manager in writing of its desire to so Sell such Special Options or Continuing Securities and allows the Manager five Business Days from the date of such notice to make an offer for such securities. The Optionholder may reject, in its absolute discretion, any offer to purchase such securities made by the Manager and may Sell such securities to any buyer after the five Business Day period has elapsed; provided that any offer by the Manager shall include both the Special Options and the related Continuing Securities to the extent that the Optionholder notified the Manager that it will sell such securities as a package and provided further that for a period of 90 days after such five Business Day period has elapsed, the Optionholder shall not Sell such securities at a price (before deduction of underwriting commissions, placement fees and other selling expenses) less than 90% of the price offered by the Manager.

29.2 Any person to whom a Special Option is transferred must be a person to whom disclosure to investors under Chapter 6D of the *Corporations Law* is not required. A transferee must provide to the Manager, if requested, evidence that it is such a person.

29.3 Subject to this **paragraph 8** and the securities law restrictions set out in **paragraph 12,** a Special Option is fully transferable as follows:

(a) by delivery to the Manager of a duly executed and, subject to **paragraph 30**, stamped transfer in the form of **Attachment B-3** by the Optionholder or the transferee, together with the Option Certificates to which the transfer relates; and

(b) the Manager registering the transfer of the Special Options, subject to the terms and conditions of the Trust Deed, which the Manager agrees to do promptly after receipt of the items referred to in **paragraph 8.3(a)** .

29.4 On registration of a transfer, the transferee is bound by the Trust Deed and the Special Options Terms and assumes the rights and obligations of an Optionholder in respect of the Special Options transferred.

30. NEW ISSUES BY WAT

A Special Option does not confer any right on the Optionholder to participate in any new issues of Units, or to be entitled to any distributions by WAT.

31. RIGHT TO VOTE

An Optionholder is entitled to vote at meetings of Members.

32. NO OTHER RIGHTS

In accordance with, and subject to, the provisions of the Trust Deed and the *Corporations Law*, no Special Option confers on the Optionholder:

(a) any right to require the Manager to redeem or repurchase the Special Option; or

(b) except as expressly provided in the Trust Deed, any other entitlement under the Trust Deed consequent on holding the Special Option.

33. SECURITIES LAW RESTRICTIONS

33.1 This **paragraph 12** operates in addition to restrictions on transfers of Special Options under **paragraph 8**. The Special Options have not been registered under the U.S. Securities Act of 1933, as amended ('**U.S. Securities Act**'), and may not be offered, sold or exercised except:

(a) pursuant to an effective registration statement under the U.S. Securities Act;

(b) within the United States to or, in the case of exercise, by Institutional 'Accredited Investors' within the meaning of Rule 501(a)(1), (2), (3) and (7) under the U.S. Securities Act in a transaction exempt from registration requirements of the U.S. Securities Act on delivery of a purchaser's letter in the form of **Attachment B-1** or **B-2**, as applicable;

(c) outside the United States to or, in the case of exercise, by non-U.S. persons in a transaction meeting the requirements of Rules 901, 903 or 904 of Regulation S under the U.S. Securities Act;

(d) to WEA, its affiliates, the Manager or its affiliates; or

(e) as otherwise agreed by the Manager.

The Special Options must bear a legend to the foregoing effect:

Special Options issued to non-U.S. persons pursuant to Regulation S under the U.S. Securities Act must bear the following additional legend:

> 'THE HOLDER OF THIS SECURITY AGREES FOR THE BENEFIT OF THE ISSUER THAT (A) THE SECURITY MAY BE EXERCISED ONLY BY A NON-U.S. PERSON ON DELIVERY OF EITHER (i) A WRITTEN CERTIFICATE THAT IT IS NOT BEING EXERCISED ON BEHALF OF A U.S. PERSON OR (ii) A WRITTEN OPINION OF COUNSEL TO THE EFFECT THAT THE SECURITY AND THE UNITS DELIVERED ON EXERCISE THEREOF HAVE BEEN REGISTERED UNDER THE U.S. SECURITIES ACT OR ARE EXEMPT FROM REGISTRATION THEREUNDER AND (B) THE SECURITY MAY BE EXERCISED ONLY IN ACCORDANCE WITH THE SPECIAL OPTION TERMS.'

All other Special Options must bear the following additional legend:

> 'THE HOLDER OF THIS SECURITY AGREES FOR THE BENEFIT OF THE ISSUER THAT (A) THE SECURITY MAY BE EXERCISED ONLY BY (1) A NON-U.S. PERSON ON DELIVERY OF EITHER (i) A WRITTEN CERTIFICATE THAT IT HAS NOT BEEN EXERCISED ON BEHALF OF A U.S. PERSON, OR (ii) A WRITTEN OPINION OF COUNSEL TO THE EFFECT THAT THE SECURITY AND THE UNITS DELIVERED ON EXERCISE THEREOF HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR ARE EXEMPT FROM REGISTRATION THEREUNDER OR (2) AN INSTITUTIONAL ACCREDITED INVESTOR ON DELIVERY OF A LETTER SUBSTANTIALLY IN THE FORM ANNEXED TO THE SPECIAL OPTION TERMS AND (B) THIS SECURITY MAY BE EXERCISED ONLY IN ACCORDANCE WITH THE SPECIAL OPTION TERMS.'

33.2 Units issuable on exercise of the Special Options will not be registered under the U.S. Securities Act and may not be offered or sold by an Optionholder after exercise of an Option except:

(a) pursuant to an effective registration statement under the U.S. Securities Act or pursuant to an exemption from the registration requirements thereunder;

(b) outside the United States to non-U.S. persons (which term includes U.S. dealers or other professional fiduciaries acting on a discretionary basis for non-U.S. beneficial owners (other than an estate or trust)) in reliance on Rules 903 and 904 of Regulation S under the U.S. Securities Act;

(c) in 'regular way transactions' on the ASX, provided that neither the seller, nor any person acting on its behalf, knows that the transaction has been pre-arranged with a buyer that is a U.S. person or is located in the U.S.;

(d) to the Manager or its affiliates; or

(e) as otherwise agreed by the Manager.

The foregoing restrictions must be noted in the Unit register maintained by the Manager. The Manager agrees that it will cause the notation to be removed from the Unit register at such time as the Units may be transferred without restriction under applicable law.

33.3 A Special Option may only be exercised by a non-U.S. person on delivery of either:

(a) a written certification that the Optionholder is not a U.S. person and the Special Option is not being exercised on behalf of a U.S. person; or

(b) a written opinion of counsel to the effect that the Special Option and the Units delivered on exercise thereof have been registered under the U.S. Securities Act or are exempt from registration thereunder.

33.4 A Special Option may only be exercised by a U.S. person on delivery of a purchaser's letter for 'Accredited Investors' in the form of **Attachment B-1**, certifying that the Optionholder is an 'Accredited Investor' as defined in that letter, together with the other materials referred to therein.

33.5 A Special Option may not be transferred to any person if the effect of such transfer would be that the ownership limitations contained in WEA's Restated Articles of Incorporation would be violated.

33.6 Any withholding obligation of the Manager on receipt of a Continuing Security may be satisfied by delivery of an amount in United States dollars by the Optionholder.

34. QEF ELECTION

If an Optionholder intends to make the election provided for in Section 1295(b) of the Internal Revenue Code of 1986, as amended ('Code'), then such Optionholder must so notify the Manager and the Manager must, at the Manager's expense, take such actions as may be required by the Code and the authorities thereunder to have WAT be treated as a qualified electing fund (within the meaning of Section 1295 of the Code) with respect to a Unitholder or Optionholder that makes the election provided for under Section 1295(b) of the Code.

35. RECONSTRUCTIONS

35.1 Except as provided in **paragraph 14.2**, if:

(a) WEA carries out a Reconstruction; or

(b) WAT carries out a Reconstruction,

then, in each such event:

(c) the number of Special Options held by an Optionholder; or

(d) the Conversion Number; or

(e) some of, or all, such factors,

will be adjusted, as appropriate, in a manner determined by the Manager which:

(f) is fair and equitable to the Members and Optionholders; and

(g) to the extent necessary, complies with the Listing Rules of the ASX applying to a reorganisation (as that term is defined in the Listing Rules of the ASX) of capital at the time of the reorganisation (and for the avoidance of doubt the parties agree that any reconstruction of WEA is carried out as if the Listing Rules of the ASX applied to the reorganisation of WEA),

and is approved by Optionholders holding a majority of the outstanding Special Options on issue provided that if such Optionholders fail to approve the manner of adjustment determined by the Manager, the Manager must, pursuant to **paragraph18**, refer the matter to an Expert who will make a determination of any adjustment. The Expert must be directed to take into account **paragraphs 14.1(f)** and **(g)** in making a determination.

35.2 (a) If WAT is merged or consolidated with or into a new entity or WAT transfers all or substantially all of its assets to another entity then, on a subsequent exercise of the Special Options, the Optionholder is entitled to receive securities in the new transferee entity equal to those which the Optionholder would have received had it exercised such Special Options and held Units immediately prior to such transaction.

(b) If WEA is merged or consolidated with or into a new entity or if WEA transfers all

or substantially all of its assets to another entity and the Optionholder receives stock in such entity in consideration of its Continuing Securities then, on a subsequent exercise of the Special Options, the Optionholder is entitled to use such new securities received in such transaction (in lieu of the Continuing Securities) as the consideration for the issuance of ordinary Units based on a revised Conversion Number which is fair and equitable to the Members and the Optionholder.

35.3 (a) The Manager agrees for the benefit of the Optionholders that if, while any Special Options are on issue, it:

(i) announces an intention to wind up WAT; or

(ii) receives a requisition from Members, that meets the requirements of the *Corporations Law*, to convene a meeting of Members for the purpose of passing a resolution to direct the winding up of WAT,

then it will immediately give written notice to the Optionholders of the announcement or requisition. In the case of an announcement or if Members subsequently pass a resolution in accordance with the *Corporations Law* to terminate WAT then, before WAT is terminated, the Optionholders may exercise any or all of their Special Options in accordance with the provisions of these Special Option Terms.

(b) The Manager agrees that until the expiration of the Special Option Period:

(i) prior to any Reconstruction of WAT it will provide not less than 30 days prior written notice of such Reconstruction to the Optionholder, and the Optionholder has the right at any time following delivery of such notice to exercise its Special Options; and

(ii) in the event WEA is merged or consolidated into a new entity or transfers all or substantially all of its assets to another entity, the Optionholder has the right at any time following such event to exercise its Special Options in accordance with the provisions of these Special Option Terms.

36. REPRESENTATIONS, WARRANTIES AND COVENANTS

36.1 The Manager represents and warrants for the benefit of the Optionholders that as at the date of the Special Option Deed, the Issue Date and the Exercise Date:

(a) all Special Options have been duly authorised, validly issued, and the Optionholders are entitled to the rights in favour of the Optionholder under the Special Option Terms;

(b) there are no pre-emptive rights or similar rights to purchase any Units issuable on exercise of the Special Options on the part of any holders of any class of securities of WAT; and

(c) the Special Option Deed has been duly authorised, executed and delivered by the Manager and is a valid and binding obligation of the Manager and enforceable in accordance with its terms.

36.2 The Manager covenants that:

(a) it will use its best endeavours to ensure that the ordinary Units (including the Units issued on the exercise of the Special Options) are officially quoted on the ASX as soon as possible after they are issued and that such official quotation is maintained;

(b) at all times while Special Options are outstanding, WAT will have sufficient authorised and unissued Units available for issue on exercise of all Special Options and all other options outstanding with respect to Units; and

(c) subject to compliance by the Optionholder with the Special Option Terms, the Units issuable on exercise of the Special Options will be duly authorised, validly issued and fully paid.

36.3 To the extent that any covenant contained in the Special Option Deed is made for the benefit of the Optionholder, such covenant will be enforceable against the Manager by any person registered as a Optionholder.

37. REGISTRATION AND NO QUOTATION OF SPECIAL OPTIONS

37.1 The Manager will maintain registers of Optionholders. An Optionholder may:

(a) inspect such register at any time during Business Hours; and

(b) obtain copies of such register.

37.2 The Manager must send to an Optionholder copies of all notices (including, without limitation, notices of Members' meetings), accounts and other statements sent to Members.

37.3 For the purposes of **paragraph 16.2**, notices, accounts and other statements sent to joint Optionholders will be deemed to be sent to all those Optionholders if sent to the Optionholder named first on the register.

37.4 If an Optionholder:

(a) has lost a certificate in respect of any Special Options; and

(b) provides the Manager with a statutory declaration of loss in respect of such certificate,

the Manager must cancel the lost certificate and issue a replacement certificate to the Optionholder.

37.5 The Optionholder acknowledges that the Special Options will not be quoted on any stock exchange.

38. RENEGOTIATION

If prior to the earliest date on which the Special Options may be exercised the laws of Australia are amended, varied or replaced, or the Commonwealth Government introduces a bill into Parliament, which may result in WAT failing to qualify as a 'collective investment vehicle', then the Manager and the Optionholders will enter into good faith negotiations to amend the terms of the Special Options, including if necessary the Special Option Period, in order to avoid such failure.

39. DISPUTES

39.1 If a dispute arises in relation to an adjustment to:

(a) the number of Special Options held by an Optionholder; or

(b) the Conversion Number; or

(c) some or all such factors,

or any other adjustment to be made pursuant to **paragraph 14.1** or **paragraph 14.2**, either the Manager or the Optionholder is entitled to refer the dispute (but no other disputes) to an Expert.

39.2 The Expert must be directed by the party referring the dispute:

(a) to resolve the dispute in a timely manner as an expert and not as an arbitrator; and

(b) to determine the party or parties responsible for paying the costs of the Expert having regard to the Expert's findings concerning resolution of the dispute.

39.3 The determination of the Expert will be final and binding on the Manager and the Optionholders.

40. NOTICES

40.1 A party giving notice or notifying under these Special Option Terms must do so in writing:

(a) directed to the recipient's address specified in this **paragraph 19**, as varied by any notice or, in the case of an Optionholder, to the address specified in the register kept in accordance with **paragraph16**; and

(b) hand delivered or sent by prepaid post or facsimile to that address.

The Manager's address and facsimile number are:

Westfield America Management Limited
Level 24, Westfield Towers
100 William Street
SYDNEY NSW 2011

Facsimile Number: (61 2) 9358 7077
Attention: Company Secretary

WCI's address and facsimile number are:

Westfield Corporation, Inc.
11601 Wilshire Boulevard, Suite 1200
Los Angeles California USA
Facsimile Number: (310) 478 3987
Attention: Company Secretary

WAIPL's address and facsimile number are:

Westfield American Investments Pty. Limited
Level 24, Westfield Towers
100 William Street
SYDNEY NSW 2011
Facsimile Number: (61 2) 9358 7077
Attention: Company Secretary

40.2 A notice given in accordance with **paragraph 19.1** is taken to be received:

(a) if hand-delivered, on delivery;

(b) if sent by prepaid post, 5 days after the date of posting;

(c) if sent by courier, 2 days after being sent; or

(d) if sent by facsimile, when the sender's facsimile system generates a message confirming successful transmission of the total number of pages of the notice.

40.3 The Manager will promptly deliver to an Optionholder copies of any notices received by it under the Special Option Terms, including any notice changing the foregoing addresses.

41. INTERPRETATION

In these Special Option Terms, unless the contrary intention appears:

(a) headings are for ease of reference only and do not affect the meaning of these Special Option Terms;

(b) the singular includes the plural and vice versa and words importing a gender include other genders;

(c) other grammatical forms of defined words or expressions have corresponding meanings;

(d) a reference to a clause, paragraph, schedule or annexure is a reference to a clause or paragraph of or schedule or annexure to these Special Option Terms and a reference to the Special Option Terms includes any schedules, attachments and annexures;

(e) a reference to a document or agreement, including the Special Option Deed, includes a reference to that document or agreement as novated, altered or replaced from time to time;

(f) a reference to 'A$', '$A', 'dollar' or '$' is a reference to Australian currency;

(g) a reference to 'US$' is a reference to United States of America currency;

(h) a reference to a specific time for the performance of an obligation is a reference to that time in the State, Territory or other place where that obligation is to be performed;

(i) a reference to a party includes its executors, administrators, successors (including persons taking by novation) and permitted assigns;

(j) words and expressions importing natural persons include partnerships, bodies corporate, associations, governments and governmental and local authorities and agencies; and

(k) a reference to any legislation or statutory instrument or regulation is construed in accordance with the *Acts Interpretation Act 1901* (Cth) or the equivalent State legislation, as applicable.

ATTACHMENT A (TO SCHEDULE)

NOTICE OF EXERCISE OF SERIES H SPECIAL OPTION

TO: WESTFIELD AMERICA MANAGEMENT LIMITED
Manager of Westfield America Trust
[ ]

I/We [ ] of [ ] give notice that I/we wish to exercise [ ] Series H Special Options registered in my/our name on [ ] ('**Exercise Date**'). The number of Units, which are to be issued on exercise of the Special Options referred to in this Notice of Exercise, is [ ].

Defined terms in the Special Option Terms have the same meaning in this Notice of Exercise.

We have received a copy of the Series H Special Option Terms, a copy of which is annexed to the Westfield America Trust Deed.

I/We confirm that:

(a) [ ] [*description of actual Continuing Securities*] in WEA registered in my/our name will on the Exercise Date be free of all mortgages, charges, liens and other encumbrances or prior claims;

(b) the Units in Westfield America Trust ('**WAT**') to be issued to me/us on exercise of the Special Options to which this Notice of Exercise relates, have a value of not less than the amount required by the *Corporations Law* for the issue of each such Unit to constitute an issue for which disclosure to investors is not required under **section 708(8)(a)** of the *Corporations Law* (or any successor provision);

(c) this Notice of Exercise is irrevocable (subject to **paragraph 7.2** of Special Option Terms);

(d) I/we have read the restrictions on exercise of Special Options and on transferability of Units contained in the Special Option Deed. I/we understand that the Units have not been, and will not be, registered under the U.S. Securities Act of 1933, as amended (the '**Securities Act**'), and may not be offered or sold except as permitted by the Special Option Terms and that such restrictions may be required to be noted in the Unit register as set out in the Special Option Deed. We agree, on our own behalf and on behalf of any accounts for which we are acting as hereinafter stated, that if we should reoffer, resell, pledge or transfer any Units, we will do so only in accordance with the Special Option Terms; and

(e) **[APPLICABLE PARAGRAPH TO BE INSERTED]**

NOTE: the following paragraph to be included in a Notice of Exercise by a non-U.S. person

requesting that Units be delivered to an address outside of the United States:

[We are not a U.S. person, we are not acquiring any units for the account of any U.S. person, and we have not offered, sold or delivered, and will not offer, sell or deliver, directly or indirectly, or as principal or agent, any Units acquired by us in the United States or to any U.S. person. 'U.S. person' has the meaning set forth in Regulation S under the Securities Act, and includes, among other persons, any national, citizen or resident of the United States or the estate or trust of any such person, any corporation, partnership or other entity created or organised in or under the laws of the United States, or any political subdivision thereof, any trust or estate (other than a foreign trust or estate) and any United States branch of a non-U.S. person. 'United States' means the United States of America, its territories and possessions.]

NOTE: the following paragraph to be included in a notice of exercise by an 'accredited investor' (a person meeting the requirements of Rule 501(a) of Regulation D under the Securities Act):

[We are delivering herewith a purchaser's letter for accredited investors in the form of Attachment B-1 to the Special Option Terms and the other materials referred to therein, and certify that each of us is an 'accredited investor' as defined in that letter.]

NOTE: the following paragraph to be included in a notice of exercise by a non-U.S. person requesting that units be delivered to an address in the United States or who does not meet the standards set forth in **[Note 2]**.

[We are not a U.S. person]. [We are delivering herewith a written opinion of nationally recognised United States counsel to the effect that the Special Options and the Units delivered on exercise have been registered under the Securities Act or are exempt from registration thereunder.]

ATTACHMENT B-1 (TO SCHEDULE)

FORM OF PURCHASER'S LETTER BY ACCREDITED INVESTOR

Acquisition or Transfer of Units

TO: WESTFIELD AMERICA MANAGEMENT LIMITED
Manager of Westfield America Trust
[ ]

In connection with our proposed acquisition of Units in Westfield America Trust ('**Trust**') [in exchange for Continuing Securities of Westfield America, Inc.], we confirm that:

1. We have received a copy of the Series H Special Option Terms, a copy of which is annexed to the Westfield America Trust Deed.

2. We understand that the Units have not been, and will not be, registered under the U.S. Securities Act of 1933, as amended (the '**Securities Act**'), and may not be offered or sold except as permitted in the following sentence.

3. We agree, on our own behalf and on behalf of any accounts for which we are acting as hereinafter stated, that if we should reoffer, resell, pledge or transfer any Units, we will do so only:

   (a) pursuant to an exemption from registration provided by Rule 144 under the Securities Act (if available);

   (b) outside the United States in a transaction meeting the requirements of Rule 903 or 904 of Regulation S under the Securities Act;

   (c) to an institutional 'accredited investor' (as defined below) pursuant to any other exemption from the registration requirements of the Securities Act, subject to:

      (i) the receipt by the Manager of a letter substantially in the form provided in the Special Option Deed,

      (ii) unless such transfer is of Units with a purchase price of not less than US$250,000 to an 'accredited investor' (as defined below), the receipt by the Manager of an opinion of counsel acceptable to the Manager that such reoffer, resale, pledge or transfer is in compliance with the Securities Act;

   (d) to the Manager or its affiliates; and

   in each case, in accordance with any applicable securities laws of any State or the United States of America or any other applicable jurisdiction.

4. So long as the foregoing restrictions are required to be noted in the Unit register, the undersigned will, and each subsequent holder is required to, notify any subsequent purchaser from it of the resale restrictions set forth above.

5. We understand that, on any proposed reoffer, resale, pledge or transfer of any Units, we will be required to furnish to the Manager and the registrar and transfer agent for the Units, such certification and other information as the Manager may reasonably require to confirm that the proposed sale complies with the foregoing restrictions and the provisions of the Special Option Terms pursuant to which the Units were issued. We further understand that the foregoing restrictions will be noted in the Unit register.

   [Insert applicable paragraph.]

6. [We are an institutional 'accredited investor' (an entity meeting the requirements of Rule 501(a)(1), (2), (3) or (7) of Regulation D under the Securities Act) and have such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of our investment in the Units, and we and any accounts for which we are acting are each able to bear the economic risk of our or its investment.]

7. [insert applicable paragraph]

   [We are acquiring the Units purchased by us for our own account or for one or more accounts (each of which is an 'accredited investor') as to each of which we exercise sole investment discretion and for each of which we are acquiring Units with a purchase price of not less than US$250,000 in each case for investment and not with a view to, or for sale in connection with any distribution thereof within the meaning of the Securities Act.]

   [We have delivered to the Manager an opinion of counsel acceptable to the Manager that such offer, sale, pledge or transfer of the Units to us is in compliance with the Securities Act.]

Defined terms in the Special Option Terms have the same meaning in this letter.

You are entitled to rely on this letter and are irrevocably authorised to produce this letter or a copy hereof to any interested party in any administrative or legal proceeding or official inquiry with respect to the matters covered hereby.

Very truly yours,

[Purchaser]

By: ______________________
Name:
Title:

Dated:

Signed by [ ] through its)
duly authorised representative)
[ ] in the presence of:)

or

THE COMMON SEAL of # is affixed in)
accordance with its **constitution** in the)
presence of)
)

Secretary

Director

Name of secretary (print)

Name of director (print)

ATTACHMENT B-2 (TO SCHEDULE)

FORM OF PURCHASER'S LETTER BY ACCREDITED INVESTOR

Transfer of Options

TO: WESTFIELD AMERICA MANAGEMENT LIMITED
Manager of Westfield America Trust
[ ]

In connection with our proposed acquisition of Special Options in Westfield America Trust ('**Trust**'):

1. We have received a copy of the Series H Special Option Terms, a copy of which is annexed to the Westfield America Trust Deed.

2. We understand that the Special Options and the Units issuable on exercise thereof have not been, and will not be, registered under the U.S. Securities Act of 1933, as amended (the 'Securities Act'), and may not be offered or sold except as permitted in the following sentence and in the Special Option Deed.

3. We agree, on our own behalf and on behalf of any accounts for which we are acting as hereinafter stated, that if we should reoffer, resell, pledge or transfer any Special Options, we will do so only:

   (a) outside the United States to a foreign person in a transaction meeting the requirements of Rule 903 or 904 of Regulation S under the Securities Act;

   (b) to an institutional 'accredited investor' (as defined below) pursuant to an exemption from the registration requirements of the Securities Act, subject to:

      (i) the receipt by the Manager of a letter substantially in the form provided in the Special Option Deed,

      (ii) unless such transfer is of Special Options with a purchase price of not less than US$250,000 to an 'accredited investor' (as defined below), the receipt by the Manager of an opinion of counsel acceptable to the Manager that such reoffer, resale, pledge or transfer is in compliance with the Securities Act;

   (c) to Westfield America Inc, its affiliates, the Manager, or its affiliates; and

   in each case, in accordance with any applicable securities laws of any State or the United States of America or any other applicable jurisdiction.

4. The undersigned will, and each subsequent purchaser from it is required to, notify any subsequent purchaser from it of the resale restrictions set forth above.

5. We understand that, on any proposed reoffer, resale, pledge or transfer of any Special Options, we will be required to furnish to the Manager and the registrar and transfer agent for the Units, such certification and other information as the Manager may reasonably require to confirm that the proposed sale complies with the foregoing restrictions and the provisions of the Special Option Terms governing the Special Options. We further understand that the foregoing restrictions will be noted in the legend on the Special Options.

   [Insert applicable paragraph.]

6. [We are an institutional 'accredited investor' (an entity meeting the requirements of Rule 501(a)(1), (2), (3) or (7) of Regulation D under the Securities Act) and have such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of our investment in the Units, and we and any accounts for which we are acting are each able to bear the economic risk of our or its investment.]

7. [insert applicable paragraph]

   [We are acquiring the Special Options purchased by us for our own account or for one or more accounts (each of which is an 'accredited investor') as to each of which we exercise sole investment discretion and for each of which we are acquiring Special Options with a purchase price of not less than US$250,000 in each case for investment and not with a view to, or for sale in connection with any distribution thereof within the meaning of the Securities Act.]

   [We have delivered to the Manager an opinion of counsel acceptable to the Manager that such offer, sale, pledge or transfer of the Special Options to us is in compliance with the Securities Act.]

Defined terms in the Special Option Terms have the same meaning in this letter.

You are entitled to rely on this letter and are irrevocably authorised to produce this letter or a copy hereof to any interested party in any administrative or legal proceeding or official inquiry with respect to the matters covered hereby.

Very truly yours,

[Purchaser]

By: ______________________
Name:
Title:

Dated:

Signed by [ ] through its)
duly authorised representative)
[ ] in the presence of:)

or

THE COMMON SEAL of # is affixed in)
accordance with its constitution in the)
presence of)
)

Secretary

Director

Name of secretary (print)

Name of director (print)

ATTACHMENT B -3 (TO SCHEDULE)

TRANSFER FORM

For Non-Market Transactions

Affix stamp or similar duty here

Marking stamp

FULL NAME OF REGISTERED SCHEME	Westfield America Trust ARSN 092 058 449 ('WAT')			
DESCRIPTION OF OPTIONS	Class Series H Special Options	Amount paid	Amount unpaid	Register NSW
QUANTITY	Words			Figures
FULL NAME OF TRANSFEROR(S)				
CONSIDERATION				Date of Purchase
FULL NAME OF TRANSFEREE(S)				
FULL ADDRESS OF TRANSFEREE(S)				
BENEFICIAL INTEREST	Upon registration of this transfer, the transferee will/will not hold the above options beneficially			

I, the registered holder and transferor (>Transferor=) named above, for the consideration specified above transfer to the transferee named above (>Transferee=) the special options specified above (>Special Options=) registered in my name in the books of WAT subject to the conditions on which I hold them at the time of signing this form. I, the Transferee agree to accept the transfer of the Special Options and the registration of the Special Options in my name in the books of WAT subject to the same conditions and agree to be bound by the constitution of WAT as amended from time to time and the terms of the Special Options.

SIGNATURE OF TRANSFEROR(S) SIGN HERE *		FOR REGISTRAR USE.
DATE SIGNED	/ /	
SIGNATURE OF TRANSFEREE(S) SIGN HERE *		
DATE SIGNED	/ /	

7860674_2.DOC

ATTACHMENT C TO SCHEDULE
SERIES H SPECIAL OPTION CERTIFICATE

CERTIFICATE NUMBER

WESTFIELD AMERICA TRUST

Constituted by Trust Deed dated 28 March 1996, as amended

SERIES H SPECIAL OPTION CERTIFICATE

NUMBER OF OPTIONS	CLASS	DISTINCTIVE NUMBERS
[ ]	Series H Special Options	FROM [ ] TO [ ]

These options are issued in accordance with the Trust Deed of the Westfield America Trust, the Series H Special Option Deed and the Special Option Terms attached.

This is to certify that [ ] of [ ] is the registered holder of the options in Westfield America Trust set out in the panel above.

SIGNED FOR AND ON BEHALF of Westfield America Management Limited, in its capacity as responsible entity and trustee of Westfield America Trust.

....
Director

....
Secretary

EIGHTH SCHEDULE

TERMS OF ISSUE OF SERIES I SPECIAL OPTIONS

1. DEFINITIONS

1.1 These words and phrases have the following meanings in these Special Option Terms unless the contrary intention appears:

'**ASX**' means Australian Stock Exchange Limited (ACN 008 624 691).

'**Business Day**' has the same meaning as in the Listing Rules of the ASX.

'**Business Hours**' means the hours between 9.00am and 5.00pm (Sydney time) on a Business Day.

'**Continuing Security**' means shares of common stock in WEA.

'**Conversion Number**' in relation to a Special Option is the number equal to 3.1616, subject to **paragraphs 15.1** and **15.2**.

'**Exercise Date**' means the date specified in **paragraph 7.2(b)**.

'**Expert**' means an internationally recognised accounting firm (provided that such firm is one of PricewaterhouseCoopers, Ernst & Young, Deloitte & Touche and KPMG or their respective affiliates or successors and provided further that the firm appointed is not the principal outside auditor for, and has not during the previous 24 months, received fees in excess of US$5 million from, the Manager, WQPL or any Optionholder holding a majority of the outstanding Special Options) agreed to by the Manager and Optionholders holding a majority of the outstanding Special Options on issue or in the absence of agreement between them and at the request of any of them an internationally recognised accounting firm appointed by the President or the head for the time being of the Australian Institute of Chartered Accountants, provided, however, that if at the time an Expert is being selected for the purposes of **paragraph 15.1** or **19**, then the Expert being so selected shall be the same Expert that is then so engaged or being contemporaneously engaged.

'**Financial Year**' means a 12 month period from 1 January to 31 December.

'**Issue Date**' means the date on which the Special Options are issued to WQPL pursuant to **clause 2.1** of the Special Option Deed.

'**Manager**' means Westfield America Management Limited as responsible entity and trustee of WAT.

'**Member**' means a person registered as the holder of a Unit (including persons jointly registered) as provided in the Trust Deed.

'**Notice of Exercise**' means a notice in or substantially in the form set out in **Attachment A**.

'**Notice of Intention to Exercise**' means a notice given by the Optionholder under

paragraph 7.1 of the Special Option Terms.

'**Option Certificate**' means a Special Option Certificate in or substantially in the form set out in **Attachment C**.

'**Optionholder**' means any person who is at any time registered as the holder of a Special Option (including persons jointly registered) in a register kept by the Manager.

'**party**' means each of the Manager and any Optionholder.

'**Quarter**' means a three month period in a Financial Year commencing on one of the following dates:

(a) 1 January ('**First Quarter**');

(b) 1 April ('**Second Quarter**');

(c) 1 July ('**Third Quarter**'); and

(d) 1 October ('**Fourth Quarter**').

'**Reconstruction**' means a capital reconstruction (including, without limitation, any consolidation, stock split or stock dividend, subdivision or reduction of capital), merger or any return of capital or other capital distribution but does not include the following:

(a) periodic distributions (whether of income or capital) made pro rata among shareholders or unitholders of a class and whether interim or at the end of an Accrual Period;

(b) issues of stock, shares or units which are not in redemption of any stock, shares or units;

(c) any issues of options by WEA or WAT; or

(d) the redemption, conversion or exercise of any securities issued by WAT or WEA in accordance with their terms.

'**Sell**' means a transfer, sale or assignment of the Special Options (or any part of the Special Options) or any other dealing or parting with possession of any right or interest (other than for the purposes of obtaining financing).

'**Special Option**' means an option to subscribe for Units on the Special Option Terms.

'**Special Option Deed**' means the Series I Special Option Deed made between the Manager and WQPL including all schedules, attachments and annexures.

'**Special Option Period**' means the period commencing on the second anniversary of the Issue Date and terminating on the date being 10 days prior to the termination date of WAT under **clause 4.3** of the Trust Deed.

'**Special Option Terms**' means the terms as set out herein.

'**Trust Deed**' means the Trust Deed dated 28 March 1996 originally between Perpetual

Trustee Company Limited and Westfield America Management Limited, as amended from time to time, being the constitution of WAT.

'**Unit**' means an undivided share in the beneficial interest in WAT as provided in the Trust Deed.

'**WAT**' means the managed investment scheme constituted by the Trust Deed and known as the Westfield America Trust (ARSN 092 058 449).

'**WEA**' means Westfield America, Inc.

'**WQPL**' means Westfield Queensland Pty Limited (ABN 22 004 855 378).

1.2 Words or phrases beginning in capitals and not otherwise defined in these Special Option Terms have the same meaning as in the Trust Deed.

2. ENTITLEMENT

Each Special Option entitles the Optionholder to subscribe for Units on the terms set out in these Special Option Terms.

3. EXERCISE PERIOD

A Special Option may be exercised at any time during the Special Option Period, in accordance with these Special Option Terms.

4. PREREQUISITE TO EXERCISE

4.1 A Special Option may not be exercised (and the Manager will be under no obligation to issue Units in respect of any Special Option) unless:

(a) the Special Option is exercised as part of a parcel of Special Options which, on exercise, entitles the Optionholder to a parcel of Units having a value not less than the amount required by the *Corporations Act 2001* (Cth) (currently A$500,000) for the issue of each such Unit to constitute an issue that does not need disclosure to investors pursuant to **s1012B** of **Part 7.9** of the *Corporations Act 2001* (Cth) (or any successor provision) because the person exercising the Special Option is a person of the kind described in **s761G(7)(a)** of the *Corporations Act 2001* (Cth) (or any successor provision); and

(b) the Optionholder complies in all material respects with all the other Special Option Terms; and

(c) the issue of Units to the Optionholder would not breach the Australian *Corporations Act 2001* (Cth) or any applicable law.

4.2 If the Optionholder which wishes to exercise a Special Option, gives a Notice of Intention to Exercise and a Notice of Exercise and otherwise complies in all material respects with the requirements for exercise of a Special Option set out in these Special Option Terms, the Manager must comply with the provisions of the Trust Deed and of the Special Option Terms in respect of the exercise of the Special Option.

5. **EXCHANGE RIGHT**

5.1 One Special Option is exercisable for each Continuing Security transferred to the Manager.

5.2 On exercise of a Special Option, the Optionholder will receive in respect of a Continuing Security, the Conversion Number of Units provided that, if this would have the effect that the Optionholder would receive a fraction of one Unit, the Optionholder will receive one additional Unit. The Conversion Number of Units must be issued within one Business Day after receipt of a Notice of Exercise given in accordance with **paragraph 7**.

6. **RANKING OF UNITS ON EXERCISE OF SPECIAL OPTIONS**

6.1 Subject to **paragraph 6.2**, a Unit allotted on exercise of a Special Option will rank equally in all respects with the existing Units on issue at the date of allotment.

6.2 A Unit allotted on exercise of a Special Option will rank for distribution of the Distributable Income from the date following the last day of the most recently completed dividend period for the Continuing Security transferred so that where Units are allotted during an Accrual Period, such Units will participate in the Distributable Income in respect of that Accrual Period in the proportion that the part of the Accrual Period (calculated in days) for which such Units rank for distribution of Distributable Income bears to the total number of days in such Accrual Period.

7. **MANNER OF EXERCISE**

7.1 If an Optionholder wishes to exercise a Special Option, then the Optionholder must give a non-binding notice of intention to exercise the Special Option to the Manager during the Special Option Period at least 10 Business Days before giving a Notice of Exercise under **paragraph 7.2**.

7.2 If an Optionholder wishes to exercise a Special Option and has complied with **paragraph 7.1**, it must give an irrevocable Notice of Exercise to the Manager during the Special Option Period specifying:

(a) the number of Special Options which the Optionholder wishes to exercise in compliance with **paragraph 4** and the type of Continuing Security to be delivered;

(b) the specific date on which those Special Options are to be exercised ('**Exercise Date**') in accordance with the Special Option Terms;

(c) the number of Units which are to be issued to the Optionholder on the exercise of the Special Options detailed in the Notice of Exercise ('**Relevant Number**') (being equal to the number of Special Options to which the Notice of Exercise relates multiplied by the Conversion Number, subject to rounding up by one unit in the case of a fractional unit); and

(d) confirmation of compliance with the U.S. securities laws restrictions contained in **paragraph 12**.

7.3 On the Exercise Date:

(a) the Optionholder must deliver to the Manager the Continuing Securities (together with any necessary instruments of transfer properly executed) to which the Notice of Exercise relates; and

(b) in consideration of the transfer pursuant to **paragraph 7.3(a)**, the Manager must issue to the Optionholder the Relevant Number of Units.

7.4 The Optionholder must ensure that any Continuing Security transferred pursuant to **paragraph 7.3(a)** (or specified in the Notice of Exercise) is (immediately prior to transfer) owned by the Optionholder (free of all mortgages, charges, liens and other encumbrances or prior claims), and has attached all rights (including rights to receive dividends) attaching or accruing to the Continuing Security on the Exercise Date.

8. TRANSFER OF SPECIAL OPTIONS

8.1 An Optionholder shall not Sell any Special Options owned by it, unless it first notifies the Manager in writing of its desire to so Sell such Special Options or Continuing Securities and allows the Manager five Business Days from the date of such notice to make an offer for such securities. The Optionholder may reject, in its absolute discretion, any offer to purchase such securities made by the Manager and may Sell such securities to any buyer after the five Business Day period has elapsed; provided that any offer by the Manager shall include both the Special Options and the related Continuing Securities to the extent that the Optionholder notified the Manager that it will sell such securities as a package and provided further that for a period of 90 days after such five Business Day period has elapsed, the Optionholder shall not Sell such securities (other than pursuant to an underwritten public offering) at a price (before deduction of underwriting commissions, placement fees and other selling expenses) less than 90% of the price offered by the Manager.

8.2 Any person to whom a Special Option is transferred must be a person to whom disclosure to investors under Chapter 6D or **s1012B** of Part 7.9 (as the case may be) of the *Corporations Act 2001* (Cth) is not required. A transferee must provide to the Manager, if requested, evidence that it is such a person.

8.3 Subject to this **paragraph 8** and the securities law restrictions set out in **paragraph 12**, a Special Option is fully transferable as follows:

(a) by delivery to the Manager of a duly executed and, subject to **paragraph 30**, stamped transfer in the form of **Attachment B-3** by the Optionholder or the transferee, together with the Option Certificates to which the transfer relates; and

(b) the Manager registering the transfer of the Special Options, subject to the terms and conditions of the Trust Deed, which the Manager agrees to do promptly after receipt of the items referred to in **paragraph 8.38.3(a)**.

8.4 On registration of a transfer, the transferee is bound by the Trust Deed and the Special Options Terms and assumes the rights and obligations of an Optionholder in respect of the Special Options transferred.

9. NEW ISSUES BY WAT

A Special Option does not confer any right on the Optionholder to participate in any new issues of Units, or to be entitled to any distributions by WAT.

10. RIGHT TO VOTE

An Optionholder is entitled to vote at meetings of Members.

11. NO OTHER RIGHTS

In accordance with, and subject to, the provisions of the Trust Deed and the *Corporations Act 2001* (Cth), no Special Option confers on the Optionholder:

(a) any right to require the Manager to redeem or repurchase the Special Option; or

(b) except as expressly provided in the Trust Deed, any other entitlement under the Trust Deed consequent on holding the Special Option.

12. SECURITIES LAW RESTRICTIONS

12.1 This **paragraph 12** operates in addition to restrictions on transfers of Special Options under **paragraph 8**. The Special Options have not been registered under the U.S. Securities Act of 1933, as amended ('**U.S. Securities Act**'), and may not be offered, sold or exercised except:

(a) pursuant to an effective registration statement under the U.S. Securities Act;

(b) within the United States to or, in the case of exercise, by Institutional 'Accredited Investors' within the meaning of Rule 501(a)(1), (2), (3) and (7) under the U.S. Securities Act in a transaction exempt from registration requirements of the U.S. Securities Act on delivery of a purchaser's letter in the form of **Attachment B-1** or **B-2**, as applicable;

(c) outside the United States to or, in the case of exercise, by non-U.S. persons in a transaction meeting the requirements of Rules 901, 903 or 904 of Regulation S under the U.S. Securities Act;

(d) to WEA, its affiliates, the Manager or its affiliates; or

(e) as otherwise agreed by the Manager.

The Special Options must bear a legend to the foregoing effect:

Special Options issued to non-U.S. persons pursuant to Regulation S under the U.S. Securities Act must bear the following additional legend:

'THE HOLDER OF THIS SECURITY AGREES FOR THE BENEFIT OF THE ISSUER THAT (A) THE SECURITY MAY BE EXERCISED ONLY BY A NON-U.S. PERSON ON DELIVERY OF EITHER (i) A WRITTEN

CERTIFICATE THAT IT IS NOT BEING EXERCISED ON BEHALF OF A U.S. PERSON OR (ii) A WRITTEN OPINION OF COUNSEL TO THE EFFECT THAT THE SECURITY AND THE UNITS DELIVERED ON EXERCISE THEREOF HAVE BEEN REGISTERED UNDER THE U.S. SECURITIES ACT OR ARE EXEMPT FROM REGISTRATION THEREUNDER AND (B) THE SECURITY MAY BE EXERCISED ONLY IN ACCORDANCE WITH THE SPECIAL OPTION TERMS.'

All other Special Options must bear the following additional legend:

'THE HOLDER OF THIS SECURITY AGREES FOR THE BENEFIT OF THE ISSUER THAT (A) THE SECURITY MAY BE EXERCISED ONLY BY (1) A NON-U.S. PERSON ON DELIVERY OF EITHER (i) A WRITTEN CERTIFICATE THAT IT HAS NOT BEEN EXERCISED ON BEHALF OF A U.S. PERSON, OR (ii) A WRITTEN OPINION OF COUNSEL TO THE EFFECT THAT THE SECURITY AND THE UNITS DELIVERED ON EXERCISE THEREOF HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR ARE EXEMPT FROM REGISTRATION THEREUNDER OR (2) AN INSTITUTIONAL ACCREDITED INVESTOR ON DELIVERY OF A LETTER SUBSTANTIALLY IN THE FORM ANNEXED TO THE SPECIAL OPTION TERMS AND (B) THIS SECURITY MAY BE EXERCISED ONLY IN ACCORDANCE WITH THE SPECIAL OPTION TERMS.'

12.2 Units issuable on exercise of the Special Options will not be registered under the U.S. Securities Act and may not be offered or sold by an Optionholder after exercise of an Option except:

(a) pursuant to an effective registration statement under the U.S. Securities Act or pursuant to an exemption from the registration requirements thereunder;

(b) outside the United States to non-U.S. persons (which term includes U.S. dealers or other professional fiduciaries acting on a discretionary basis for non-U.S. beneficial owners (other than an estate or trust)) in reliance on Rules 903 and 904 of Regulation S under the U.S. Securities Act;

(c) in 'regular way transactions' on the ASX, provided that neither the seller, nor any person acting on its behalf, knows that the transaction has been pre-arranged with a buyer that is a U.S. person or is located in the U.S.;

(d) to the Manager or its affiliates; or

(e) as otherwise agreed by the Manager.

The foregoing restrictions must be noted in the Unit register maintained by the Manager. The Manager agrees that it will cause the notation to be removed from the Unit register at such time as the Units may be transferred without restriction under applicable law.

12.3 A Special Option may only be exercised by a non-U.S. person on delivery of either:

(a) a written certification that the Optionholder is not a U.S. person and the Special Option is not being exercised on behalf of a U.S. person; or

(b) a written opinion of counsel to the effect that the Special Option and the Units delivered on exercise thereof have been registered under the U.S. Securities Act or are exempt from registration thereunder.

12.4 A Special Option may only be exercised by a U.S. person on delivery of a purchaser's letter for 'Accredited Investors' in the form of **Attachment B-1**, certifying that the Optionholder is an 'Accredited Investor' as defined in that letter, together with the other materials referred to therein.

12.5 A Special Option may not be transferred to any person if the effect of such transfer would be that the ownership limitations contained in WEA's Restated Articles of Incorporation would be violated.

12.6 Any withholding obligation of the Manager on receipt of a Continuing Security may be satisfied by delivery of an amount in United States dollars by the Optionholder.

13. QEF ELECTION

If an Optionholder intends to make the election provided for in Section 1295(b) of the Internal Revenue Code of 1986, as amended ('Code'), then such Optionholder must so notify the Manager and the Manager must, at the Manager's expense, take such actions as may be required by the Code and the authorities thereunder to have WAT be treated as a qualified electing fund (within the meaning of Section 1295 of the Code) with respect to a Unitholder or Optionholder that makes the election provided for under Section 1295(b) of the Code.

14. RECONSTRUCTIONS

14.1 Except as provided in **paragraph 15.2**, if:

(a) WEA carries out a Reconstruction; or

(b) WAT carries out a Reconstruction,

then, in each such event:

(c) the number of Special Options held by an Optionholder; or

(d) the Conversion Number; or

(e) some of, or all, such factors,

will be adjusted, as appropriate, in a manner determined by the Manager which:

(f) is fair and equitable to the Members and Optionholders; and

(g) to the extent necessary, complies with the Listing Rules of the ASX applying to a reorganisation (as that term is defined in the Listing Rules of the ASX) of capital at the time of the reorganisation (and for the avoidance of doubt the

parties agree that any reconstruction of WEA is carried out as if the Listing Rules of the ASX applied to the reorganisation of WEA),

and is approved by Optionholders holding a majority of the outstanding Special Options on issue provided that if such Optionholders fail to approve the manner of adjustment determined by the Manager, the Manager must, pursuant to **paragraph 19,** refer the matter to an Expert who will make a determination of any adjustment. The Expert must be directed to take into account **paragraphs 15.1(f)** and **(g)** in making a determination.

14.2 (a) If WAT is merged or consolidated with or into a new entity or WAT transfers all or substantially all of its assets to another entity then, on a subsequent exercise of the Special Options, the Optionholder is entitled to receive securities in the new transferee entity equal to those which the Optionholder would have received had it exercised such Special Options and held Units immediately prior to such transaction.

(b) If WEA is merged or consolidated with or into a new entity or if WEA transfers all or substantially all of its assets to another entity and the Optionholder receives stock in such entity in consideration of its Continuing Securities then, on a subsequent exercise of the Special Options, the Optionholder is entitled to use such new securities received in such transaction (in lieu of the Continuing Securities) as the consideration for the issuance of ordinary Units based on a revised Conversion Number which is fair and equitable to the Members and the Optionholder.

(a) The Manager agrees for the benefit of the Optionholders that if, while any Special Options are on issue, it:

(i) announces an intention to wind up WAT; or

(ii) receives a requisition from Members, that meets the requirements of the *Corporations Act 2001* (Cth), to convene a meeting of Members for the purpose of passing a resolution to direct the winding up of WAT,

then it will immediately give written notice to the Optionholders of the announcement or requisition. In the case of an announcement or if Members subsequently pass a resolution in accordance with the *Corporations Act 2001* (Cth) to terminate WAT then, before WAT is terminated, the Optionholders may exercise any or all of their Special Options in accordance with the provisions of these Special Option Terms.

(b) The Manager agrees that until the expiration of the Special Option Period:

(iii) prior to any Reconstruction of WAT it will provide not less than 30 days prior written notice of such Reconstruction to the Optionholder, and the Optionholder has the right at any time following delivery of such notice to exercise its Special Options; and

(iv) in the event WEA is merged or consolidated into a new entity or transfers all or substantially all of its assets to another entity, the Optionholder has the right at any time following such event to

exercise its Special Options in accordance with the provisions of these Special Option Terms.

15. REPRESENTATIONS, WARRANTIES AND COVENANTS

15.1 The Manager represents and warrants for the benefit of the Optionholders that as at the date of the Special Option Deed, the Issue Date and the Exercise Date:

(a) all Special Options have been duly authorised, validly issued, and the Optionholders are entitled to the rights in favour of the Optionholder under the Special Option Terms;

(b) there are no pre-emptive rights or similar rights to purchase any Units issuable on exercise of the Special Options on the part of any holders of any class of securities of WAT; and

(c) the Special Option Deed has been duly authorised, executed and delivered by the Manager and is a valid and binding obligation of the Manager and enforceable in accordance with its terms.

15.2 The Manager covenants that:

(a) it will use its best endeavours to ensure that the ordinary Units (including the Units issued on the exercise of the Special Options) are officially quoted on the ASX as soon as possible after they are issued and that such official quotation is maintained;

(b) at all times while Special Options are outstanding, WAT will have sufficient authorised and unissued Units available for issue on exercise of all Special Options and all other options outstanding with respect to Units; and

(c) subject to compliance by the Optionholder with the Special Option Terms, the Units issuable on exercise of the Special Options will be duly authorised, validly issued and fully paid.

15.3 To the extent that any covenant contained in the Special Option Deed is made for the benefit of the Optionholder, such covenant will be enforceable against the Manager by any person registered as a Optionholder.

16. REGISTRATION AND NO QUOTATION OF SPECIAL OPTIONS

16.1 The Manager will maintain registers of Optionholders. An Optionholder may:

(a) inspect such register at any time during Business Hours; and

(b) obtain copies of such register.

16.2 The Manager must send to an Optionholder copies of all notices (including, without limitation, notices of Members' meetings), accounts and other statements sent to Members.

16.3 For the purposes of **paragraph 17.2**, notices, accounts and other statements sent to joint Optionholders will be deemed to be sent to all those Optionholders if sent to the Optionholder named first on the register.

16.4 If an Optionholder:

(a) has lost a certificate in respect of any Special Options; and

(b) provides the Manager with a statutory declaration of loss in respect of such certificate,

the Manager must cancel the lost certificate and issue a replacement certificate to the Optionholder.

16.5 The Optionholder acknowledges that the Special Options will not be quoted on any stock exchange.

17. RENEGOTIATION

If prior to the earliest date on which the Special Options may be exercised the laws of Australia are amended, varied or replaced, or the Commonwealth Government introduces a bill into Parliament, which may result in WAT failing to qualify as a 'collective investment vehicle', then the Manager and the Optionholders will enter into good faith negotiations to amend the terms of the Special Options, including if necessary the Special Option Period, in order to avoid such failure.

18. DISPUTES

18.1 If a dispute arises in relation to an adjustment to:

(a) the number of Special Options held by an Optionholder; or

(b) the Conversion Number; or

(c) some or all such factors,

or any other adjustment to be made pursuant to **paragraph 15.1** or **paragraph 15.2**, either the Manager or the Optionholder is entitled to refer the dispute (but no other disputes) to an Expert.

18.2 The Expert must be directed by the party referring the dispute:

(a) to resolve the dispute in a timely manner as an expert and not as an arbitrator; and

(b) to determine the party or parties responsible for paying the costs of the Expert having regard to the Expert's findings concerning resolution of the dispute.

18.3 The determination of the Expert will be final and binding on the Manager and the Optionholders.

19. NOTICES

19.1 A party giving notice or notifying under these Special Option Terms must do so in writing:

(a) directed to the recipient's address specified in this **paragraph 20**, as varied by any notice or, in the case of an Optionholder, to the address specified in the register kept in accordance with **paragraph 17**; and

(b) hand delivered or sent by prepaid post or facsimile to that address.

The Manager's address and facsimile number are:

Westfield America Management Limited

Level 24, Westfield Towers

100 William Street

SYDNEY NSW 2011

Facsimile Number: (61 2) 9358 7077

Attention: Company Secretary

WQPL's address and facsimile number are:

Westfield Queensland Pty. Limited

Level 24, Westfield Towers

100 William Street

SYDNEY NSW 2011

Facsimile Number: (61 2) 9358 7077

Attention: Company Secretary

19.2 A notice given in accordance with **paragraph 20.1** is taken to be received:

(a) if hand-delivered, on delivery;

(b) if sent by prepaid post, 5 days after the date of posting;

(c) if sent by courier, 2 days after being sent; or

(d) if sent by facsimile, when the sender's facsimile system generates a message confirming successful transmission of the total number of pages of the notice.

19.3 The Manager will promptly deliver to an Optionholder copies of any notices received by it under the Special Option Terms, including any notice changing the foregoing addresses.

20. INTERPRETATION

In these Special Option Terms, unless the contrary intention appears:

(a) headings are for ease of reference only and do not affect the meaning of these Special Option Terms;

(b) the singular includes the plural and vice versa and words importing a gender include other genders;

(c) other grammatical forms of defined words or expressions have corresponding meanings;

(d) a reference to a clause, paragraph, schedule or annexure is a reference to a clause or paragraph of or schedule or annexure to these Special Option Terms and a reference to the Special Option Terms includes any schedules, attachments and annexures;

(e) a reference to a document or agreement, including the Special Option Deed, includes a reference to that document or agreement as novated, altered or replaced from time to time;

(f) a reference to 'A$', '$A', 'dollar' or '$' is a reference to Australian currency;

(g) a reference to 'US$' is a reference to United States of America currency;

(h) a reference to a specific time for the performance of an obligation is a reference to that time in the State, Territory or other place where that obligation is to be performed;

(i) a reference to a party includes its executors, administrators, successors (including persons taking by novation) and permitted assigns;

(j) words and expressions importing natural persons include partnerships, bodies corporate, associations, governments and governmental and local authorities and agencies; and

(k) a reference to any legislation or statutory instrument or regulation is construed in accordance with the *Acts Interpretation Act 1901* (Cth) or the equivalent State legislation, as applicable.

ATTACHMENT A (TO SCHEDULE)

NOTICE OF EXERCISE OF SERIES I SPECIAL OPTION

TO: WESTFIELD AMERICA MANAGEMENT LIMITED

Manager of Westfield America Trust

[ ]

I/We [ ] of [ ] give notice that I/we wish to exercise [ ] Series I Special Options registered in my/our name on [ ] ('**Exercise Date**'). The number of Units, which are to be issued on exercise of the Special Options referred to in this Notice of Exercise, is [ ].

Defined terms in the Special Option Terms have the same meaning in this Notice of Exercise.

We have received a copy of the Series I Special Option Terms, a copy of which is annexed to the Westfield America Trust Deed.

I/We confirm that:

(l) [ ] [*description of actual Continuing Securities*] in WEA registered in my/our name will on the Exercise Date be free of all mortgages, charges, liens and other encumbrances or prior claims;

(m) the Units in Westfield America Trust ('**WAT**') to be issued to me/us on exercise of the Special Options to which this Notice of Exercise relates, have a value of not less than the amount required by the *Corporations Act 2001* (Cth) for the issue of each such Unit to constitute an issue for which disclosure to investors is not required under **section s1012B** of Part 7.9 of the *Corporations Act 2001* (Cth) (or any successor provision) because I/we am/are a person/persons of the kind described in **s761G(7)(a)** of the *Corporations Act 2001* (Cth) (or any successor provision);

(n) this Notice of Exercise is irrevocable (subject to **paragraph 7.2** of Special Option Terms);

(o) I/we have read the restrictions on exercise of Special Options and on transferability of Units contained in the Special Option Deed. I/we understand that the Units have not been, and will not be, registered under the U.S. Securities Act of 1933, as amended (the '**Securities Act**'), and may not be offered or sold except as permitted by the Special Option Terms and that such restrictions may be required to be noted in the Unit register as set out in the Special Option Deed. We agree, on our own behalf and on behalf of any accounts for which we are acting as hereinafter stated, that if we should reoffer, resell, pledge or transfer any Units, we will do so only in accordance with the Special Option Terms; and

(p) **[APPLICABLE PARAGRAPH TO BE INSERTED]**

NOTE: the following paragraph to be included in a Notice of Exercise by a non-U.S. person requesting that Units be delivered to an address outside of the United States:

[We are not a U.S. person, we are not acquiring any units for the account of any U.S. person, and we have not offered, sold or delivered, and will not offer, sell or deliver, directly or indirectly, or as principal or agent, any Units acquired by us in the United States or to any U.S. person. 'U.S. person' has the meaning set forth in Regulation S under the Securities Act, and includes, among other persons, any national, citizen or resident of the United States or the estate or trust of any such person, any corporation, partnership or other entity created or organised in or under the laws of the United States, or any political subdivision thereof, any trust or estate (other than a foreign trust or estate) and any United States branch of a non-U.S. person. 'United States' means the United States of America, its territories and possessions.]

NOTE: the following paragraph to be included in a notice of exercise by an 'accredited investor' (a person meeting the requirements of Rule 501(a) of Regulation D under the Securities Act):

[We are delivering herewith a purchaser's letter for accredited investors in the form of Attachment B-1 to the Special Option Terms and the other materials referred to therein, and certify that each of us is an 'accredited investor' as defined in that letter.]

NOTE: the following paragraph to be included in a notice of exercise by a non-U.S. person requesting that units be delivered to an address in the United States or who does not meet the standards set forth in **[Note 2]**.

[We are not a U.S. person]. [We are delivering herewith a written opinion of nationally recognised United States counsel to the effect that the Special Options and the Units delivered on exercise have been registered under the Securities Act or are exempt from registration thereunder.]

ATTACHMENT B-1 (TO SCHEDULE)

FORM OF PURCHASER'S LETTER BY ACCREDITED INVESTOR

Acquisition or Transfer of Units

TO: WESTFIELD AMERICA MANAGEMENT LIMITED

Manager of Westfield America Trust

[ ]

In connection with our proposed acquisition of Units in Westfield America Trust ('**Trust**') [in exchange for Continuing Securities of Westfield America, Inc.], we confirm that:

1. We have received a copy of the Series I Special Option Terms, a copy of which is annexed to the Westfield America Trust Deed.

2. We understand that the Units have not been, and will not be, registered under the U.S. Securities Act of 1933, as amended (the '**Securities Act**'), and may not be offered or sold except as permitted in the following sentence.

3. We agree, on our own behalf and on behalf of any accounts for which we are acting as hereinafter stated, that if we should reoffer, resell, pledge or transfer any Units, we will do so only:

    (a) pursuant to an exemption from registration provided by Rule 144 under the Securities Act (if available);

    (b) outside the United States in a transaction meeting the requirements of Rule 903 or 904 of Regulation S under the Securities Act;

    (c) to an institutional 'accredited investor' (as defined below) pursuant to any other exemption from the registration requirements of the Securities Act, subject to:

        (i) the receipt by the Manager of a letter substantially in the form provided in the Special Option Deed,

        (ii) unless such transfer is of Units with a purchase price of not less than US$250,000 to an 'accredited investor' (as defined below), the receipt by the Manager of an opinion of counsel acceptable to the Manager that such reoffer, resale, pledge or transfer is in compliance with the Securities Act;

    (d) to the Manager or its affiliates; and

    in each case, in accordance with any applicable securities laws of any State or the United States of America or any other applicable jurisdiction.

4. So long as the foregoing restrictions are required to be noted in the Unit register, the undersigned will, and each subsequent holder is required to, notify any subsequent purchaser from it of the resale restrictions set forth above.

5. We understand that, on any proposed reoffer, resale, pledge or transfer of any Units, we will be required to furnish to the Manager and the registrar and transfer agent for the Units, such certification and other information as the Manager may reasonably require to confirm that the proposed sale complies with the foregoing restrictions and the provisions of the Special Option Terms pursuant to which the Units were issued. We further understand that the foregoing restrictions will be noted in the Unit register.

   [Insert applicable paragraph.]

6. [We are an institutional 'accredited investor' (an entity meeting the requirements of Rule 501(a)(1), (2), (3) or (7) of Regulation D under the Securities Act) and have such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of our investment in the Units, and we and any accounts for which we are acting are each able to bear the economic risk of our or its investment.]

7. [insert applicable paragraph]

   [We are acquiring the Units purchased by us for our own account or for one or more accounts (each of which is an 'accredited investor') as to each of which we exercise sole investment discretion and for each of which we are acquiring Units with a purchase price of not less than US$250,000 in each case for investment and not with a view to, or for sale in connection with any distribution thereof within the meaning of the Securities Act.]

   [We have delivered to the Manager an opinion of counsel acceptable to the Manager that such offer, sale, pledge or transfer of the Units to us is in compliance with the Securities Act.]

Defined terms in the Special Option Terms have the same meaning in this letter.

You are entitled to rely on this letter and are irrevocably authorised to produce this letter or a copy hereof to any interested party in any administrative or legal proceeding or official inquiry with respect to the matters covered hereby.

Very truly yours,

[Purchaser]

By: ______________________

Name:

Title:

Dated:

Signed by [ ] through its)
duly authorised representative)
[ ] in the presence of:)

or

THE COMMON SEAL of # is affixed in accordance with its **constitution** in the presence of)
)
)
)

Secretary

Director

Name of secretary (print)

Name of director (print)

ATTACHMENT B-2 (TO SCHEDULE)

FORM OF PURCHASER'S LETTER BY ACCREDITED INVESTOR

Transfer of Options

TO: WESTFIELD AMERICA MANAGEMENT LIMITED

Manager of Westfield America Trust

[ ]

In connection with our proposed acquisition of Special Options in Westfield America Trust ('**Trust**'):

1. We have received a copy of the Series I Special Option Terms, a copy of which is annexed to the Westfield America Trust Deed.

2. We understand that the Special Options and the Units issuable on exercise thereof have not been, and will not be, registered under the U.S. Securities Act of 1933, as amended (the 'Securities Act'), and may not be offered or sold except as permitted in the following sentence and in the Special Option Deed.

3. We agree, on our own behalf and on behalf of any accounts for which we are acting as hereinafter stated, that if we should reoffer, resell, pledge or transfer any Special Options, we will do so only:

   (a) outside the United States to a foreign person in a transaction meeting the requirements of Rule 903 or 904 of Regulation S under the Securities Act;

   (b) to an institutional 'accredited investor' (as defined below) pursuant to an exemption from the registration requirements of the Securities Act, subject to:

      (i) the receipt by the Manager of a letter substantially in the form provided in the Special Option Deed,

      (ii) unless such transfer is of Special Options with a purchase price of not less than US$250,000 to an 'accredited investor' (as defined below), the receipt by the Manager of an opinion of counsel acceptable to the Manager that such reoffer, resale, pledge or transfer is in compliance with the Securities Act;

   (c) to Westfield America Inc, its affiliates, the Manager, or its affiliates; and

   in each case, in accordance with any applicable securities laws of any State or the United States of America or any other applicable jurisdiction.

4. The undersigned will, and each subsequent purchaser from it is required to, notify any subsequent purchaser from it of the resale restrictions set forth above.

5. We understand that, on any proposed reoffer, resale, pledge or transfer of any Special Options, we will be required to furnish to the Manager and the registrar and transfer agent for the Units, such certification and other information as the Manager may reasonably require to confirm that the proposed sale complies with the foregoing restrictions and the provisions of the Special Option Terms governing the Special Options. We further understand that the foregoing restrictions will be noted in the legend on the Special Options.

   [Insert applicable paragraph.]

6. [We are an institutional 'accredited investor' (an entity meeting the requirements of Rule 501(a)(1), (2), (3) or (7) of Regulation D under the Securities Act) and have such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of our investment in the Units, and we and any accounts for which we are acting are each able to bear the economic risk of our or its investment.]

7. [insert applicable paragraph]

   [We are acquiring the Special Options purchased by us for our own account or for one or more accounts (each of which is an 'accredited investor') as to each of which we exercise sole investment discretion and for each of which we are acquiring Special Options with a purchase price of not less than US$250,000 in each case for investment and not with a view to, or for sale in connection with any distribution thereof within the meaning of the Securities Act.]

   [We have delivered to the Manager an opinion of counsel acceptable to the Manager that such offer, sale, pledge or transfer of the Special Options to us is in compliance with the Securities Act.]

Defined terms in the Special Option Terms have the same meaning in this letter.

You are entitled to rely on this letter and are irrevocably authorised to produce this letter or a copy hereof to any interested party in any administrative or legal proceeding or official inquiry with respect to the matters covered hereby.

Very truly yours,

[Purchaser]

By: ______________________

Name:

Title:

Dated:

Signed by [ ] through its)

duly authorised representative)

[ ] in the presence of:)

or

THE COMMON SEAL of # is affixed in accordance with its constitution in the presence of)

Secretary

Director

Name of secretary (print)

Name of director (print)

ATTACHMENT B -3 (TO SCHEDULE)

TRANSFER FORM

For Non-Market Transactions

Affix stamp or similar duty here

Marking stamp

FULL NAME OF REGISTERED SCHEME	Westfield America Trust ARSN 092 058 449 ('WAT')			
DESCRIPTION OF OPTIONS	Class Series I Special Options	Amount paid	Amount unpaid	Register NSW
QUANTITY	Words			Figures
FULL NAME OF TRANSFEROR(S)				
CONSIDERATION				Date of Purchase
FULL NAME OF TRANSFEREE(S)				
FULL ADDRESS OF TRANSFEREE(S)				
BENEFICIAL INTEREST	Upon registration of this transfer, the transferee will/will not hold the above options beneficially			

I, the registered holder and transferor (>Transferor=) named above, for the consideration specified above transfer to the transferee named above (>Transferee=) the special options specified above (>Special Options=) registered in my name in the books of WAT subject to the conditions on which I hold them at the time of signing this form. I, the Transferee agree to accept the transfer of the Special Options and the registration of the Special Options in my name in the books of WAT subject to the same conditions and agree to be bound by the constitution of WAT as amended from time to time and the terms of the Special Options.

SIGNATURE		FOR REGISTRAR USE

DATE SIGNED	/ /	
SIGNATURE OF TRANSFEREE(S) SIGN HERE *		
DATE SIGNED	/ /	

ATTACHMENT C TO SCHEDULE

SERIES I SPECIAL OPTION CERTIFICATE

CERTIFICATE NUMBER

WESTFIELD AMERICA TRUST

Constituted by Trust Deed dated 28 March 1996, as amended

SERIES I SPECIAL OPTION CERTIFICATE

NUMBER OF OPTIONS	CLASS	DISTINCTIVE NUMBERS
[ ]	Series I Special Options	FROM [ ] TO [ ]

These options are issued in accordance with the Trust Deed of the Westfield America Trust, the Series I Special Option Deed and the Special Option Terms attached.

This is to certify that [ ] of [ ] is the registered holder of the options in Westfield America Trust set out in the panel above.

SIGNED FOR AND ON BEHALF of Westfield America Management Limited, in its capacity as responsible entity and trustee of Westfield America Trust.

....

Director

....

Secretary

NINTH SCHEDULE

TERMS OF OFFER OF PRIORITY UNITS

The Manager may offer Priority Units pursuant to offers made at substantially the same time where:

(A) the Priority Units are in a class which is quoted on the stock market of Australian Stock Exchange Limited ('**class**') and ordinary Units in that class have not been suspended from quotation; and

(B) the offers are made pursuant to an arrangement under which:

(I) an offer is made to all the then Members as at the Record Date other than the following Members ('**Excluded Members**'):

(1) persons in their capacity as Members holding Series F Special Options, Series G Special Options, Series G1 Special Options, Series H Special Options and Series I Special Options;

(2) persons who participated in the institutional placement approved by Members on 22 February 2002;

(3) persons whose address (as recorded in the register of Members) is in a jurisdiction in which the Manager reasonably considers it is not lawful or is not reasonably practicable for the Manager to offer and issue Priority Units to that person.

(II) each offer is made on a non-renounceable basis;

(III) each Member (other than Excluded Members), on a record date announced by the Manager ('Record Date') holding:

(1) ordinary Units will be offered an entitlement to subscribe for one ordinary Unit for every four ordinary Units held by that Member provided that Members holding less than 8,000 ordinary Units will be entitled to subscribe for up to 2,000 ordinary Units and Members holding 400,000 or more ordinary Units will be entitled to subscribe for no more than 100,000 ordinary Units;

(2) interests in the Trust known as Series B Class Units and Series C Class Units will be offered an entitlement to subscribe for up to 2,000 ordinary Units; and

(3) interests in the Trust known as RCP Units will be offered an entitlement to subscribe for up to 2,000 ordinary Units,

each entitlement being cumulative and the minimum subscription being 1,000 Priority Units;

(C) the following requirements are also satisfied:

(I) Members approve the making of the offer, by way of special resolution of the Members where Members with at least 25% of the total value of all interests of Members entitled to vote on the question vote on the question at the meeting; and

(II) Members to whom the offer is made are provided with a copy of a disclosure document in respect of the offer; and

(III) Priority Units the subject of the offer are issued within 13 months of the date of the disclosure document referred to in sub-paragraph (C)(II) above.

EXECUTED as a deed.

THE COMMON SEAL of WESTFIELD AMERICA MANAGEMENT LIMITED is affixed in accordance with its articles of association in the presence of:)	<seal appears>
<signature appears> .... Signature of authorised person	<signature appears> .... Signature of authorised person
SECRETARY .... Office held	**DIRECTOR** .... Office held
TIMOTHY WALSH .... Name of authorised person (block letters)	**STEPHEN P JOHNS** .... Name of authorised person (block letters)
THE COMMON SEAL of PERPETUAL TRUSTEE COMPANY LIMITED is affixed in accordance with its articles of association in the presence of:)	<seal appears>
<signature appears> .... Signature of authorised person	<signature appears> .... Signature of authorised person
SECRETARY .... Office held	**DIRECTOR** .... Office held
DAVID RICHARDS .... Name of authorised person (block letters)	**DAVID ROWAN WHITE** .... Name of authorised person (block letters)

16 May 2005

Westfield

Westfield Group
Level 24, Westfield Towers
100 William Street
Sydney NSW 2011
GPO Box 4004
Sydney NSW 2001
Australia

Telephone 02 9358 7000
Facsimile 02 9358 7077
Internet www.westfield.com

The Manager
Company Announcements Office
Australian Stock Exchange Limited
Level 4, Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam

RE: WESTFIELD GROUP (ASX:WDC)
WESTFIELD TRUST – AMENDED CONSTITUTION

At the meeting of members of Westfield Trust held on 12 May 2005, a special resolution of members was passed approving amendments to the constitution.

The amendments are as follows:

- Deletion of Clause 20.2(a);
- Insertion of a new clause 5.11
- Replacement of the definition of "Liabilities" in Clause 28.1.

A copy of the updated constitution of Westfield Trust, incorporating the above amendments, is attached.

Yours faithfully
WESTFIELD GROUP

Simon Tuxen
Company Secretary

encl

Constitution of Westfield Trust

Manager: Westfield Management Limited (ACN 001 670 579)

Consolidated constitution of Westfield Trust incorporating all amendments up to and including the amendments approved at a meeting of Westfield Trust members on 12 May 2005

Mallesons Stephen Jaques
Solicitors

Governor Phillip Tower
1 Farrer Place
Sydney NSW 2000
Telephone (61 2) 9296 2000
Facsimile (61 2) 9296 3999
DX 113 Sydney

Contents

Constitution of Westfield Trust

1	**Name of Trust**	1
2	**Assets held on trust**	1
3	**Units and Options**	1
	Nature of Units	1
	Stapling provisions	1
	Units	1
	Options	2
	Rights attaching to Units and Options	2
	Partly paid units	2
	Forfeiture	2
	No fractions of Units or Options	5
	Consolidation and division of Units and Options	5
	Consolidation, division and conversion while Stapling applies	5
	Uncertificated trading	5
	Transfer of Units and Options	5
	Single instrument of transfer for Stapled Securities	6
	Joint tenancy	6
	Death or legal disability of Member	6
	Number of Units	6
4	**Application Price**	6
	Proportionate Offers	7
	Non-Proportionate Offers	7
	Reinvestment	8
	Options	8
	Stapled Securities Price Allocation	9
	Rounding	9
5	**Application for Units or Options**	9
	Application form	9
	Application for identical number of Attached Securities	9
	Payment	10
	Manager may reject	10
	Manager must reject	10
	Minimum amounts	10
	Issue date	10
	Uncleared funds	10
	Register	11
	Holding statements	11
	Restriction on issue and redemption of Units	11
6	**Redemption Price of Units and Options and On-Market Buy-Back**	11
	Redemption Price	11
	On-market buy back	11
	Redemption or buy-back while Stapling applies	12

7	**No Withdrawal Right**	**12**
8	**Valuation of assets**	**12**
	Periodic valuations	12
9	**Income and Distributions**	**12**
	Distributable Income	12
	Accounts	12
	Entitlement and Distribution Dates	13
	Distribution Ranking	13
	Unit Holders' Entitlements	13
	Record Date	13
	Distribution of Capital to Distribution Account	14
	Reinvestment	14
	Reinvestment while Stapling applies	14
	Withholding Tax	14
	Distributions Paid in Different Currencies	14
	Classes	15
10	**Payments**	**15**
11	**Powers of the Manager**	**16**
	General powers	16
	Contracting powers	16
	Investment powers	16
	Power of delegation	16
	Exercise of discretion	16
	Underwriting	16
	Power to unstaple Units	17
	No limitation	17
12	**Retirement of Manager**	**17**
	Voluntary retirement	17
	Compulsory retirement	17
	New responsible entity	17
	Release	17
	Retirement payment	17
13	**Notices to Members**	**17**
14	**Notices to the Manager**	**18**
15	**Meetings and Resolutions of Members**	**18**
	Corporations Act	18
	Manager may determine	18
	Quorum	18
	No quorum	18
	Chairman	19
	Adjournment	19
	Circulated Resolution	19
	Resolutions binding	19
	Non-receipt	19
	Option holders	19

	Proxy form while Stapling applies	19
	Other attendees	19
	Joint meetings	20
16	**Rights and liabilities of Manager**	**20**
	Holding Units	20
	Other capacities	20
	Manager may rely	20
	Manager's duties while Stapling applies	21
17	**Limitation of liability and indemnity in favour of Manager**	**21**
	Limitation on Manager's liability	21
	Indemnity in favour of Manager	21
18	**Liability of Members and holders of Options**	**21**
	Liability limited	21
	Recourse	22
	Restrictions on Members	22
19	**Remuneration and expenses of Manager**	**22**
	Management fee	22
	Waiver of fees	22
	Expenses	22
	GST	24
20	**Duration of the Trust**	**25**
	Initial settlement	25
	Termination	25
21	**Procedure on termination**	**26**
	Realisation of Assets	26
	Audit of winding up	26
	Call on Partly Paid Units	26
	Distribution following termination	26
	Classes	27
22	**Amendments to this constitution**	**27**
	Manager may amend	27
	Statutory requirements	27
	Listing Rules	28
23	**Compliance committee**	**28**
24	**Complaints**	**28**
25	**Restricted Securities**	**29**
26	**Small holdings**	**29**
26A	**Stapling**	**32**
	Paramountcy of Stapling provisions	32
	Maintenance of listing and consistency with constitutions of the Stapled Entities	32

	Stapling - general information	33
27	**Restructure**	**33**
	Implementation of Proposal	33
	Express powers of Manager	33
	Sale Facility	34
	Appointment as agent and attorney for Members	34
	Manager's limitation of liability	35
	Options	35
	Definitions	37
28	**Interpretation**	**39**
	Definitions	39
	Interpretation	45
	Other documents	46
	Constitution legally binding	46
	Governing law	46
	Other obligations and limitations excluded	46

First Schedule (Clause 4) Westfield Trust Rules for Distribution Reinvestment Plan 47

Constitution of Westfield Trust

1 Name of Trust

1.1 The Trust is called Westfield Trust, or such other name as the Manager determines from time to time.

1.2 If a Manager retires or is removed, its successor as Manager must, unless otherwise approved by the former Manager, change the name of the Trust to a name that does not imply an association with the former Manager or its business.

2 Assets held on trust

2.1 The Assets shall be vested in and held by the Manager on trust for the Members, subject to the terms and conditions of this constitution.

2.2 The Assets must be clearly identified as property of the Trust and held separately from the assets of the Manager and any other managed investment scheme, if and to the extent that the Corporations Act so requires.

3 Units and Options

Nature of Units

3.1 The beneficial interest in the Trust is divided into Units.

3.2 Subject to any applicable Class Rights, each Fully Paid Unit confers on the holder an equal, undivided interest in the Trust.

3.3 Subject to any applicable Class Rights, a Unit confers an interest in the Assets as a whole, subject to the Liabilities. It does not confer an interest in a particular Asset.

Stapling provisions

3.4 The provisions of this constitution relating to Stapling take effect if determined by the Manager and, if so determined, on and from the Stapling Commencement Date and apply subject to all other provisions of this constitution which may suspend, abrogate or terminate Stapling. The Manager may, subject to this constitution, the Corporations Act and, while the Units are Officially Quoted, the Listing Rules, cause the Stapling of any other security or securities to the Units.

Units

3.5 Subject to the Corporations Act, the Manager may create and issue Units, including classes of Units, with such Class Rights as it determines. While Stapling applies, the Manager may not issue different Classes of Units except Units which may temporarily be of a different class due to different income entitlements. While the Units are not Stapled, the Manager may issue Units of different Classes. Except to the extent specified in the terms of issue of Units, all Units will rank pari passu.

3.6 The Manager may alter the class of a Unit whether by converting the whole class of Units to another class or by re-allocating any particular Units to another class.

Options

3.7 The Manager may, subject to the terms of this constitution, create and issue Options on such terms and conditions as the Manager determines. While Stapling applies, an Option may only be exercised if, at the same time as Units are acquired pursuant to the Option, the same person acquires an identical number of Attached Securities which are then Stapled to the Units.

Rights attaching to Units and Options

3.8 A Member holds a Unit subject to any applicable Class Rights. The holder of an Option holds an Option subject to any applicable Class Rights. Subject to the Corporations Act, the interests of Members holding Units will prevail over the interests of holders of Options in the case of conflict.

Partly paid units

3.9 Subject to clause 4, the Manager may offer Units for sale or subscription on terms that the Application Price is payable by one or more instalments of such amounts payable at such times as the Manager determines. The Manager may determine that the rights and entitlements of those Units (including without limitation the right to participate in the Distributable Income) will be altered. All the terms and conditions of such an offer (including the details of any altered rights and entitlements) must be set out in the document offering the Units for sale. If any Partly Paid Units are issued with altered rights or entitlements, the provisions of this constitution as they apply to such Partly Paid Units must be read subject to those altered rights and entitlements. While Stapling applies Units may not be issued partly paid unless there is, at the same time, a corresponding issue of Attached Securities which are also partly paid. A call will not be regarded as having been validly paid unless any amount payable at the same time in relation to partly paid Attached Securities is also paid.

Forfeiture

3.10 If a Member fails to pay in full any instalment due on any Partly Paid Unit on or by the due date, the Manager may, while any part of the instalment remains unpaid, notify the Member that, if the instalment is not paid in full on or by a specified time and day (not earlier than 14 days from the date of service of the notice) ("**Specified Date**"), the Partly Paid Units in respect of which the instalment or part instalment remains unpaid will be liable to be forfeited and, if Stapling applies, an equal number of Attached Securities will also be liable to be forfeited.

3.11 If any part of the instalment remains unpaid after the Specified Date:

(a) any Partly Paid Unit in respect of which the notice has been given (together with the Attached Securities if Stapling applies) may, at any time after the Specified Date before the required instalment has been paid, be forfeited if the Manager so determines effective at such time as the Manager determines; and

(b) all voting rights and entitlements to the distribution of income and capital in connection with any Partly Paid Unit and, if Stapling applies, the Attached Securities in respect of which the notice has been given are suspended until reinstated by the Manager and, in the case of the Attached Securities, the Stapled Entities.

From the date of forfeiture:

(a) the holder of the Partly Paid Unit and, if Stapling applies, Attached Securities ceases to be a Member of the Trust and of each Stapled Entity in respect of the Attached Securities (and has no claims against the Manager or the Trust or the Stapled Entities in respect of the forfeited Unit and the forfeited Attached Securities); and

(b) if required in order for ASIC relief to be effective, the Manager holds the Partly Paid Unit on trust for the Members.

3.12 A forfeited Partly Paid Unit and, if Stapling applies, any Attached Securities may, subject to compliance with the Corporations Act and the conditions of any ASIC relief and the Listing Rules, be sold or otherwise disposed of:

(a) at a price equal to that received from the sale of the Partly Paid Units and, if Stapling applies, any Attached Securities in the normal course of business on ASX; or

(b) by public auction; or

(c) by private treaty.

At any time before a sale or disposition under this clause 3.12, the forfeiture may be cancelled on such terms as the Manager thinks fit and shall be cancelled when the Member pays to the Manager the full amount owing in respect of such Units and, if Stapling applies, to the Stapled Entities the full amount owing in respect of the Attached Securities.

3.13 The former holder of a Partly Paid Unit which has been forfeited remains liable to pay to the Manager on demand:

(a) all money which at the date of forfeiture were payable by the holder to the Manager in respect of the forfeited Partly Paid Unit;

(b) all costs incurred in connection with the forfeiture, including, without limitation, any costs incurred in connection with any proceedings brought against the former holder to recover the instalment or part of the instalment; and

(c) interest calculated at the Market Rate plus 3% per annum on the daily balance of the amounts in (a) and (b) from the date they become due for payment or were incurred to the date of payment.

The former Partly Paid Unit holder's liability under this clause 3.13 ceases if and when the Manager receives payment in full of all such amounts.

3.14 A statement signed by an authorised officer of the Manager that a Partly Paid Unit and, if Stapling applies, the relevant Attached Securities have been forfeited on a stated date is conclusive evidence of that fact as against all persons claiming to be entitled to the forfeited Partly Paid Unit and the Attached Securities.

3.15 Where a Partly Paid Unit and the relevant Attached Securities are forfeited pursuant to clauses 3.10 to 3.18, the Manager may:

(a) receive the consideration, if any, given for the forfeited Partly Paid Unit and relevant Attached Securities on the sale or disposal (or the Manager may determine that the consideration will be received in whole or in part by the Stapled Entities);

(b) execute (or procure that the Stapled Entities execute) a transfer of such Partly Paid Unit and relevant Attached Securities in favour of the person to whom the Partly Paid Unit and relevant Attached Securities are sold or disposed of and that person must then be registered as the holder of that Partly Paid Unit and relevant Attached Securities,

The Manager and the person acquiring the Partly Paid Units and relevant Attached Securities are not obliged to ensure that any part of the money which has been paid for the Partly Paid Unit and relevant Attached Securities is paid to the former holder of the Partly Paid Unit and relevant Attached Securities nor shall the person's title to that Partly Paid Unit or relevant Attached Securities be affected by any irregularity or invalidity in the proceedings in relation to the forfeiture, sale or disposal of that Partly Paid Unit or the relevant Attached Securities.

3.16 Subject to the conditions of any applicable ASIC relief, where forfeited Partly Paid Units and relevant Attached Securities are sold or disposed of for cash, the Manager must deduct from the cash received:

(a) all moneys which at the date of forfeiture were payable to the Manager in respect of the forfeited Partly Paid Units;

(b) all costs incurred in connection with the forfeiture including, without limitation, any costs incurred in connection with any proceedings brought against the former holder to recover the instalment or part of the instalment;

(c) interest calculated at the Market Rate plus 3% on the daily balance of the amounts in (a) and (b) from the day they became due for payment or were incurred up to and including the date of forfeiture; and

(d) all amounts which have been or will be incurred for commissions, Taxes, transfer fees and other usual charges, if any, on the sale or disposal of the Partly Paid Unit.

The Manager may retain the amounts so deducted as Assets, but the balance remaining (if any) must be paid to the Member whose Partly Paid Units were forfeited.

3.17 Joint holders of Partly Paid Units are jointly and severally liable to pay all amounts due and payable on the Partly Paid Units held by them.

3.18 The Manager is not liable to any former or current holder of Partly Paid Units and Attached Securities for any loss incurred in relation to the sale or disposal of the forfeited Partly Paid Units and Attached Securities.

No fractions of Units or Options

3.19 The Manager may not issue fractions of a Unit or an Option.

3.20 Where any calculation performed under this constitution or the terms of a withdrawal offer would otherwise result in the issue or redemption of a fraction of one Unit or one Option, the number of Units or Options to be:

(a) issued is to be rounded down to the nearest whole Unit or Option (as the case may be);

(b) redeemed is to be rounded up to the nearest whole Unit or Option (as the case may be).

3.21 Any excess application or other money or property which results from rounding becomes an Asset.

Consolidation and division of Units and Options

3.22 Units and Options may be consolidated or divided as determined by the Manager with any resultant fraction of a Unit in a holding being rounded up to the next whole Unit.

Consolidation, division and conversion while Stapling applies

3.23 While Stapling applies, Units may only be consolidated, converted or divided if the related Attached Securities are also consolidated, divided or converted at the same time and to the same extent.

Uncertificated trading

3.24 The Manager is not required to, but may, subject to the Listing Rules and if it so determines in respect of some or all of the Units or Options, issue certificates in respect of any Units or Options while the Trust is admitted to any system or scheme which allows trading of uncertificated securities.

Transfer of Units and Options

3.25 Subject to clause 3.26 and any applicable Class Rights, Members may transfer their Units and holders of Options may transfer their Options.

3.26 While the Trust is Listed, a Member may not transfer Restricted Securities during the applicable escrow period.

3.27 Transfers must be in a form approved by the Manager and, unless the Manager is otherwise satisfied that the requirements for the effective transfer of the Units or Options will otherwise be met, must be presented for Registration duly stamped.

3.28 A transfer is not effective until Registered.

3.29 Subject to the Listing Rules, the Manager may refuse to record any transfer in the Register without giving any reason for the refusal and, while the Trust is Listed, must refuse to record a transfer in the Register which would be in breach of clause 3.26.

Single instrument of transfer for Stapled Securities

3.30 While Stapling applies and subject to the Corporations Act and the Listing Rules if the Listing Rules apply:

(a) the Manager must not register any transfer of Units unless it is a single instrument of transfer comprising an equivalent number of Units and Attached Securities and any provision of clauses 3.25 to 3.29 (inclusive) of this constitution referring to a transfer of Units will be deemed to be a reference to such a transfer; and

(b) a reference in clauses 3.25 to 3.29 to a Unit will be deemed to be a reference to a Stapled Security.

Joint tenancy

3.31 Persons Registered jointly as the holder of a Unit or Option hold as joint tenants and not as tenants in common unless the Manager otherwise agrees.

Death or legal disability of Member

3.32 If a Member dies or becomes subject to a legal disability such as bankruptcy or insanity, only the survivor (where the deceased was a joint holder) or the legal personal representative (in any other case) will be recognised as having any claim to Units or Options Registered in the Member's name. The Manager may determine what evidence must be produced in order to establish the death, or legal disability of a Member.

Number of Units

3.33 While Stapling applies, the number of issued Units at any time must equal the number of issued Attached Securities of each category but disregarding Stapled Units held by the Stapled Company and its subsidiaries.

4 Application Price

4.1 The application price for a Unit is usually its Market Price or, while Stapling applies, the Market Price of Stapled Securities minus the application price of Attached Securities as determined by the Manager in accordance with clause 4.8. However, a Unit may be issued at another application price in the following cases:

(a) in the case of a proportionate offer (including a rights issue), at a price calculated in accordance with clause 4.2;

(b) in the case of a non-proportionate offer (such as a placement of Units), at a price calculated in accordance with clause 4.3 or 4.4;

(c) in the case of reinvestment of income, at a price calculated in accordance with clause 4.5;

(d) in the case of Units issued pursuant to the exercise of an Option, at a price calculated in accordance with clause 4.6;

(e) in the case of Units issued pursuant to clause 27, at a price determined in accordance with the terms of any Proposal referred to in that clause.

Each of the possibilities referred to in this clause 4.1 is independent and any one of them is not limited by any other of them.

Proportionate Offers

4.2 The Manager may offer Units for sale or subscription at a price determined by the Manager to those persons who were Members of a Class (whether or not the right to acquire those Units is renouncable), on a date determined by the Manager not being more than 30 days immediately prior to the date of the offer, if:

(a) the Manager complies with the Listing Rules applicable to the issue and the conditions of any ASIC relief applicable to the issue; and

(b) the Application Price is not less than 50% of the relevant Market Price of the Units or, while Stapling applies, the Market Price of Stapled Securities minus the application price of Attached Securities (as determined under clause 4.8).

Subject to the Listing Rules and the conditions of any ASIC relief applicable to the issue, the Manager is not required to offer Units under this clause to persons whose address on the Register is in a place other than Australia.

Non-Proportionate Offers

4.3 Subject to the Listing Rules and the conditions of any ASIC relief applicable to the issue, the Manager may at any time issue Units to any person, whether by way of placement or otherwise, on terms determined by it and at an Application Price equal to 95% of the Market Price of the Units or, while Stapling applies, the Market Price of Stapled Securities minus the application price of Attached Securities (as determined under clause 4.8 or such other percentage of the Market Price for the Units or, if Stapling applies, the Market Price of Stapled Securities minus the application price of Attached Securities as an expert who is independent of the Manager determines at the Manager's request is appropriate having regard to the prevailing market conditions and the terms and circumstances of the issue.

4.4 The Manager may at any time issue Units to any person, whether by way of a placement or otherwise, at a price and on terms determined by it, provided that the Manager complies with the Listing Rules applicable to the issue and the conditions of any ASIC relief applicable to the issue.

Reinvestment

4.5 The Application Price payable for each additional Unit on reinvestment of distributions (if any) is the Distribution Reinvestment Price.

Options

4.6 Subject to this constitution, the Corporations Act (and the conditions of any ASIC relief applicable to the issue) and, if relevant, the Listing Rules, the Manager may issue Options:

(a) for a consideration determined by it (which may include nil consideration) or for a consideration which an expert who is independent of the Manager determines at the Manager's request is appropriate having regard to prevailing market conditions and the terms and circumstances of the issue (which may include nil consideration);

(b) on the basis that the application price for a Unit to be issued on exercise of the Option is one of the following (as specified in the terms of issue of the Option):

(i) the Market Price of a Unit on or about the date of issue of the Option or, while Stapling applies, the Market Price of a Stapled Security on or about the date of issue of the Option minus the exercise price of the Option in relation to the Attached Securities as determined in accordance with the terms of the Option or as determined in accordance with clause 4.8; or

(ii) a price which an expert who is independent of the Manager determines, at the Manager's request, to be appropriate having regard to prevailing market conditions and the terms and circumstances of the issue, which price may be equal to or greater than the Market Price of a Unit or, while Stapling applies, the Market Price of a Stapled Security minus the exercise price at which the Attached Securities are to be issued pursuant to the Option as determined in accordance with the terms of the Option or as determined in accordance with clause 4.8; or

(iii) 50% of the relevant price that would otherwise apply as the application price of a Unit under this constitution on or about at the date of exercise of the Option, or such greater exercise price as the Manager determines; and

(c) conferring on the holder of the Option such other entitlements under this constitution as the Manager determines,

and otherwise with such Class Rights as determined by the Manager.

4.7 Subject to any applicable Class Rights, on exercise of an Option, the holder is entitled to subscribe for and be allotted such number of Units as the terms and conditions of issue of the Option contemplate.

Stapled Securities Price Allocation

4.8 Where:

(a) Stapling applies;

(b) as a consequence, a Unit is to be issued or repurchased as part of a Stapled Security; and

(c) this constitution contains a provision for the calculation or determination of the application price for the Stapled Security from which the price for the Unit is to be derived,

the Manager must, in accordance with the next paragraph, determine what part of the application price for a Stapled Security is to be allocated respectively to a Unit and each Attached Security for the purposes of this constitution.

The application price for a Stapled Security will be allocated between the Application Price of the Unit and for the application prices for the Attached Securities on the basis of fair value as agreed between the Manager and the Stapled Entities or, failing agreement, determined by an independent accountant based on fair market value as determined by the accountant having regard to the respective net tangible asset backing of each of the Unit and the Attached Securities immediately prior to the issue, redemption or buy-back of the Stapled Security and any other factors which the accountant believes should be taken into account. However, where the Stapled Security is being issued pursuant to the exercise of one or more options and the terms of the option or options specified the application price of the Unit the application price of the Unit and each of the Attached Securities must be determined in accordance with any relevant provisions of the terms of the option or options.

Rounding

4.9 Except in relation to Units issued on a distribution reinvestment, any Application Price or exercise price may be rounded as the Manager determines. The amount of the rounding must not be more than 1% of the relevant Application Price or exercise price.

5 Application for Units or Options

Application form

5.1 An applicant for Units or Options must complete an application form approved by the Manager, if the Manager so requires. The form may be transmitted electronically if approved by the Manager.

Application for identical number of Attached Securities

5.2 While Stapling applies, an applicant for Units must at the same time apply for an identical number of Attached Securities.

Payment

5.3 Payment in respect of an application for Units or Options must be made in a form acceptable to the Manager, including by a transfer of property of a kind acceptable to the Manager and able to be vested in the Manager or a custodian appointed by it. Payment must:

(a) where required by the Manager, accompany the application;

(b) be received by or made available to the Manager or any other person nominated by the Manager for that purpose within such period before or after the Manager receives the application form as the Manager determines from time to time, or as the terms of issue of the relevant Unit or Option contemplate; or

(c) comprise a reinvestment of distribution in accordance with clauses 9.8 and 9.9.

Manager may reject

5.4 Subject to the Listing Rules, the Manager may reject an application in whole or in part, without giving any reason for the rejection.

Manager must reject

5.5 While Stapling applies, the Manager must reject an application for Units if the applicant does not apply at the same time for an identical number of Attached Securities or if an identical number of Attached Securities will not be issued to the applicant at the same time as the issue of Units to the applicant.

Minimum amounts

5.6 The Manager may set a minimum application amount or a minimum holding for the Trust whether in respect of all Units or Options or a particular Class or in respect of Partly Paid Units. The Manager may alter or waive any such minimum application amount or minimum holding requirement at any time.

Issue date

5.7 Units or Options are taken to be issued:

(a) when:

(i) the Manager accepts the application; or

(ii) the Manager receives the application money, or the property against which the Units or Options are to be issued is vested in the Manager,

whichever happens later; or

(b) at such other time as the Manager determines.

Uncleared funds

5.8 Units or Options issued against application money paid other than in cleared funds, or in consideration of a transfer of property, are void if so determined by the Manager if the funds are not:

(a) subsequently cleared; or

(b) the property does not vest in the Manager;

within one month of receipt of the application.

Register

5.9 Subject to the Corporations Act, a single register may be kept in which details of the holders of Units and the holders of Attached Securities are recorded.

Holding statements

5.10 Subject to the Corporations Act, while the Trust is admitted to an uncertificated trading system, a joint holding statement may be issued to evidence the holding of Stapled Securities comprising Units and Attached Securities.

Restriction on issue and redemption of Units

5.11 No Units may be issued or redeemed after the 80th anniversary of the day the Trust commenced if that issue or redemption would cause a contravention of the rule against perpetuities or any other rule of law or equity.

6 Redemption Price of Units and Options and On-Market Buy-Back

Redemption Price

6.1 Subject to the Corporations Act, the Manager may redeem or cancel Units or Options.

6.2 Unless clause 6.4 applies, the Redemption Price of a Unit is the Market Price of that Unit calculated, as at a date determined by the Manager, on or about the day on which the redemption takes place.

6.3 Unless clause 6.4 applies and subject to the Listing Rules, the Redemption Price of an Option will be the Market Price of that Option calculated, as at a date determined by the Manager, on or about the day on which redemption takes place unless the terms of issue of the Option indicate otherwise.

6.4 If the Unit or Option to be redeemed has been purchased by the Manager under clause 6.7, the Redemption Price of that Unit or Option will be equal to the total cost to the Manager of purchasing that Unit or Option.

6.5 The Redemption Price is to be paid on the day on which the relevant Unit or Option is redeemed, or at such other time as the Manager determines.

6.6 The Redemption Price may be rounded as the Manager determines. The amount of the rounding must not be more than 1% of the Redemption Price.

On-market buy back

6.7 While the Trust is Listed, the Manager may, subject to the Corporations Act and the Listing Rules, purchase Units or Options (whether forming part of Stapled Securities or otherwise) on the Stock Exchange and may cause those Units or Options to be redeemed.

Redemption or buy-back while Stapling applies

6.8 While the Trust is Listed, the Manager may, subject to and in accordance with the Corporations Act (including any modifications thereof) and any requirements under the Listing Rules, purchase or

cause to be purchased Units or, where Stapling applies, Stapled Securities and cause the Units which in part comprise those Stapled Securities to be cancelled. No Redemption Price is payable upon cancellation of the Units. Where the Units comprise part of Stapled Securities the Manager may only buy back and cancel the Units if the Attached Securities are also the subject of contemporaneous buy-back and cancellation by the respective Stapled Entities. Where Units are purchased as part of a Stapled Security pursuant to a buy-back arrangement, the Manager must determine, in a manner similar to that provided in clause 4.8, what proportion of the price paid for the Stapled Security is to be paid from the Assets of the Trust.

7 No Withdrawal Right

Without limiting clause 6.1, Members do not have the right to withdraw from the Trust or to apply for the redemption of their Units or Options.

8 Valuation of assets

Periodic valuations

8.1 The Manager may cause an Asset to be valued at any time, and must do so as and when required by the Corporations Act.

8.2 The Manager may determine Net Asset Value at any time, including more than once on each day.

8.3 The Manager may determine valuation methods and policies for each Asset or category of Asset and change them from time to time. Unless the Manager determines otherwise, the value of an Asset for the purpose of calculating Net Asset Value will be its market value.

9 Income and Distributions

Distributable Income

9.1 The Manager must calculate the income of the Trust for each Accrual Period ("**Distributable Income**"). Unless the Manager determines by a resolution of its directors from time to time that the Distributable Income is to be calculated in some other manner, the Distributable Income for an Accrual Period is equal to the greater of:

(a) the Net Income for the Accrual Period; and

(b) the Net Accounting Income of the Trust for the Accrual Period.

Accounts

9.1A Notwithstanding that the Distributable Income of the Trust is to be determined in accordance with clause 9.1, the accounts of the Trust may be prepared in accordance with applicable accounting standards, including international financial reporting standards to the extent required or relevant, and generally accepted accounting principles. The preparation of the accounts in this manner is not to be regarded as a determination of the method for calculating the Distributable Income of the Trust pursuant to clause 9.1.

Entitlement and Distribution Dates

9.2 The Manager must distribute all Distributable Income of the Trust for each Accrual Period within two months of the end of that Accrual Period.

Distribution Ranking

9.3 Subject to any Class Rights and the terms of clause 27(2)(e):

(a) each Unit ranks for distributions of Distributable Income from the first day following the date upon which it is created;

(b) where a Unit is created during an Accrual Period, that Unit participates in the Distributable Income in respect of that Accrual Period in the proportion that the part of the Accrual Period (calculated in days) for which the Unit ranks for distribution of Distributable Income bears to the total number of days in the Accrual Period; and

(c) in the case of a Unit which is a Partly Paid Unit for the whole or part of an Accrual Period, the Unit participates in the Distributable Income in respect of that Accrual Period according to the proportion or different proportions of the issue price that has been paid up on such Unit. For the purposes of that calculation, where an instalment of the issue price of a Partly Paid Unit is paid into the Trust, the Partly Paid Unit in respect of which the payment is made is entitled to rank for an increased participation in Distributable Income from the first day immediately following the day during which the payment was received.

Unit Holders' Entitlements

9.4 Subject to clause 9.3 and any Class Rights, each person registered as a Member at the end of the last day of an Accrual Period is presently entitled to the Distributable Income for that Accrual Period in the proportion which the number of Units held by that Member bears to the total number of Units then on issue but excluding from this calculation Units which do not rank for distributions.

Record Date

9.5 The Manager must determine the Record Date for the purpose of determining the persons who are entitled to the distribution. The total amount to be distributed in respect of an Accrual Period is to be transferred to a distribution account as soon as practicable after the Record Date. The payment by the Manager in respect of any Units of an amount of the Distributable Income calculated in accordance with this constitution in respect of those Units to the Member registered in respect of those Units as at the Record Date is a good and sufficient discharge to the Manager in respect of any liability it may have to any person in respect of any such entitlement with respect to those Units.

Distribution of Capital to Distribution Account

9.6 The Manager may transfer capital to the distribution account to enable the distribution to Members of the minimum amount necessary to avoid the Manager becoming assessable for tax under the Tax Act.

Other Distributions

9.7 Subject to any Class Rights, the Manager may distribute any amount of capital or income to Members pro rata according to the number of Units in the Trust held as at a time decided by the Manager. The distribution may be in cash or by way of bonus Units. While Stapling applies, the Manager may not make a distribution by way of bonus Units unless, at the same time as the increase in the number of Units, Members are also issued an identical number of Attached Securities which when issued are then Stapled to the additional Units issued.

Reinvestment

9.8 If the Manager offers a facility under which Members may receive distributions by way of additional Units then, by prior notice, a Member may elect to reinvest some or all of any distribution by acquiring such additional Units in the Trust. In those cases, the Manager is treated as having received an application to reinvest distributions on that date on which the distribution is paid. The procedure for and the rules concerning reinvestment of distributions are to be determined by the Manager and notified to Members from time to time as and when the facility is offered. The Manager may at any time withdraw, amend or re-establish such a facility.

A request to participate in such a facility or cancellation of any such request is effective with respect to a distribution if received by the Manager before the Record Date for that distribution.

Reinvestment while Stapling applies

9.9 While Stapling applies no reinvestment may occur unless, contemporaneously with the reinvestment in additional Units, the Member subscribes for or purchases an identical number of Attached Securities which, when issued or acquired (respectively), are then Stapled to the additional Units. The Manager may make provision for and make payment of the subscription or purchase price for such Attached Securities out of the distribution or income (as applicable) which is otherwise available for reinvestment. Part of the application price of the Units may come from distributions or dividends paid on the Attached Securities.

Withholding Tax

9.10 Where the Net Income is reduced by any Tax attributable to the ownership of Units by certain Members, the entitlement to Distributable Income of those Members may be adjusted by the Manager so that the entitlement to Distributable Income of all other Members is equivalent to the amount they would receive in the absence of such Taxes.

Distributions Paid in Different Currencies

9.11 The Manager may from time to time provide a facility under which a Member may, if the Member so requests, receive his entitlement to the Distributable Income of the Trust from time to time in a currency or currencies other than Australian dollars. The Manager may determine which currency or currencies are offered under the facility, the procedure by which the facility would be offered, and the procedure by which a Member would elect to participate in that facility. If the Manager does offer such a facility, the Manager may arrange to convert the entitlement to Distributable Income of a Member who

participates in the facility into the currency in which it is to be paid on a date being:

(a) the date that the Distributable Income in respect of an Accrual Period is determined;

(b) the Closing Date in respect of an Accrual Period;

(c) the date of payment of distribution entitlements in respect of an Accrual Period; or

(d) any other date as the Manager may determine.

The Manager may maintain bank accounts in any currencies as may be appropriate for this purpose.

Classes

9.12 The rights of a Member under this clause 9, are subject to any applicable Class Rights.

10 Payments

10.1 Money payable by the Manager to a Member may be paid in any manner the Manager decides.

10.2 Without limitation to clause 10.1, if the Manager attempts to make a payment of money to a Member by electronic transfer and that transfer is unsuccessful notwithstanding any instruction or agreement to the contrary, the Manager may send that money by cheque to the Member to the last known address of that Member.

10.3 The Manager may cancel any cheque which is not presented within 12 months from its date of issue. Where a cheque which is cancelled was drawn in favour of a Member, the Manager may reinvest the money in Units and Attached Securities in the name of that Member at the application price for the Units and Attached Securities prevailing at the time the cheque is cancelled or deal with the money in accordance with any relevant legislation dealing with unclaimed moneys.

10.4 Only whole cents are to be paid, and any remaining fraction of a cent becomes an Asset.

10.5 A payment to any one of joint Members will discharge the Manager in respect of the payment.

10.6 The Manager may deduct from any amount to be paid to a Member, or received from a Member, any amount of Tax (or an estimate of it) or any other amount which the Manager is required or authorised to deduct in respect of that payment or receipt by any applicable law or by this constitution, or which the Manager considers should be deducted.

11 Powers of the Manager

General powers

11.1 Subject to this constitution, the Manager has all the powers in respect of the Trust that it is possible under the law to confer on a trustee and as though it were the absolute owner of the Assets and acting in its personal capacity.

Contracting powers

11.2 The Manager in its capacity as trustee of the Trust has power to borrow or raise money (whether or not on security), enter into any form of contract and incur all types of obligations and liabilities.

Investment powers

11.3 The Manager in its capacity as trustee of the Trust may invest in, dispose of, or otherwise deal with property and rights in its absolute discretion.

Power of delegation

11.4 The Manager may authorise any person to act as its agent or delegate (in the case of a joint appointment, jointly and severally) to hold title to any Asset, perform any act or exercise any discretion within the Manager's power, including the power to appoint in turn its own agent or delegate.

11.5 The Manager may include in any such authorisation provisions to protect and assist those dealing with the agent or delegate as the Manager thinks fit.

11.6 The agent or delegate may be an associate of the Manager.

Exercise of discretion

11.7 The Manager may in its absolute discretion decide how and when to exercise its powers.

Underwriting

11.8 The Manager may enter into an arrangement with a person to underwrite:

(a) the subscription, issue, offer for sale or purchase of Units, Options or Stapled Securities;

(b) any instalment payment on Partly Paid Units;

(c) the exercise of Options;

(d) any security or debt instrument; or

(e) any obligation (actual or prospective) or thing of any kind

on such terms as the Manager determines (including without limitation that the underwriter may take up any of those things not otherwise subscribed for or sold). Unless the agreement between the Manager and the underwriter expressly states the contrary intention, the underwriter will not be an agent or delegate of the Manager.

Power to unstaple Units

11.9 If Units comprise part of Stapled Securities, subject to the Corporations Act and, while the Units are Officially Quoted, the Listing Rules and approval by Special Resolution, the Manager may at any time cause the Stapled Securities to be unstapled and, if the Stapled Securities are Officially Quoted, removed from quotation as Stapled Securities.

No limitation

11.10 Nothing in this clause 11 limits anything else in this clause 11.

12 Retirement of Manager

Voluntary retirement

12.1 The Manager may retire as the responsible entity of the Trust as permitted by law.

Compulsory retirement

12.2 The Manager must retire as the responsible entity of the Trust when required by law.

New responsible entity

12.3 Any replacement Manager must execute a deed by which it covenants to be bound by this constitution as if it had originally been a party to it.

Release

12.4 When it retires or is removed, the Manager is released from all obligations in relation to the Trust arising after the time it retires or is removed.

Retirement payment

12.5 The Manager is, in consideration of its retirement as the responsible entity of the Trust, entitled to agree with the incoming Manager to be remunerated by, or to receive a benefit from, the incoming Manager and is not required to account to Members for such remuneration or benefit.

13 Notices to Members

13.1 Subject to the Corporations Act, a notice or other communication required to be given to a Member in connection with the Trust must be given in writing (which includes a facsimile) or in such other manner as the Manager determines, and be delivered or sent to the Member at the Member's physical address or facsimile number for delivery of notices last advised to the Manager. A Member may advise the Manager of an electronic address for delivery of notices, in which case the Manager may, at its discretion, subject to the Corporations Act, send to that electronic address a notice or other communication required to be given to that Member in connection with the Trust.

13.2 A cheque payable to a Member may be posted to the Member's physical address or handed to the Member or a person authorised in writing by the Member.

13.3 In the case of joint Members, the physical or electronic address of the Member means the physical or electronic address of the Member first named in the Register.

13.4 A notice, cheque or other communication sent by post is taken to be received on the day after it is posted and a fax is taken to be received one hour after receipt by the transmittor of confirmation of transmission from the receiving fax machine. Proof of actual receipt is not required. Subject to the law, the Manager may determine the time at which other forms of communication will be taken to be received.

14 Notices to the Manager

14.1 A notice required to be given to the Manager in connection with the Trust must be given in writing (which, unless the Manager determines otherwise, subject to the Corporations Act does not include a facsimile), or in such other manner as the Manager determines.

14.2 The notice is effective only at the time of receipt.

14.3 The notice must bear the actual, facsimile or electronic signature of the Member or a duly authorised officer or representative of the Member unless the Manager determines otherwise.

15 Meetings and Resolutions of Members

Corporations Act

15.1 The Manager may at any time convene a meeting of Members, or of a Class of Members, and must do so if required by the Corporations Act.

Manager may determine

15.2 Subject to this clause 15, the Corporations Act and the Listing Rules, the Manager may determine the time and place at which a meeting of Members will be convened and the manner in which the meeting will be conducted.

Quorum

15.3 The quorum for a meeting of Members is two Members present in person or by proxy together holding at least 10% of all Units, unless the Trust has only one Member who may vote on a Resolution, in which case that one Member constitutes a quorum.

No quorum

15.4 If a quorum is not present within 15 minutes after the scheduled time for the commencement of the meeting, the Manager may, at any time thereafter but prior to a quorum being present, declare that the meeting is:

(a) if convened on the requisition of Members - dissolved; or

(b) otherwise - adjourned to such place and time as the Manager decides.

At any adjourned meeting, those Members present in person or by proxy constitute a quorum. No new notice of the adjourned meeting

need be given unless required by the Corporations Act. Notice of any adjourned meeting which may become necessary may be included in the notice convening the original meeting.

Chairman

15.5 Subject to the Corporations Act, the Manager may appoint a person to chair a meeting of Members.

15.6 The decision of the chairman on any matter relating to the conduct of the meeting is final.

Adjournment

15.7 The chairman has power to adjourn a meeting for any reason to such place and time as the chairman thinks fit.

Circulated Resolution

15.8 Subject to the Corporations Act and the Listing Rules, the Manager may make arrangements whereby Members may pass written resolutions which have been circulated for that purpose by completing (in a form satisfactory to the Manager) and returning such resolutions to the Manager within the time specified in the circulated resolution.

Resolutions binding

15.9 A Resolution binds all Members, whether or not they were present at the meeting.

15.10 No objection may be made to any vote cast unless the objection is made at the meeting.

Non-receipt

15.11 If a Member does not receive a notice (including if notice was accidentally omitted to be given to them) the meeting is not invalidated.

Option holders

15.12 The Manager may convene a meeting of Option holders or a Class of Option holders and must do so if required by the Corporations Act. If it does so, clauses 15.2 to 15.11 inclusive apply as if they referred to Option holders rather than Members.

Proxy form while Stapling applies

15.13 While Stapling applies, subject to the Corporations Act, the form of proxy used may be the same form as the Member uses to appoint a proxy to vote on their behalf in respect of the Attached Securities which they hold.

Other attendees

15.14 While Stapling applies, the Manager and the auditors or representatives of each Stapled Entity or the Stapled Trust Manager may attend and speak at any meeting, or invite any other person to attend and speak.

Joint meetings

15.15 While Stapling applies, meetings of Members may be held in conjunction with meetings of the holders of Attached Securities and,

subject to the Corporations Act, the Manager may make such rules for the conduct of such meetings as the Manager determines.

16 Rights and liabilities of Manager

Holding Units

16.1 The Manager and its associates may hold Units in the Trust in any capacity.

Other capacities

16.2 Subject to the Corporations Act, nothing in this constitution restricts the Manager (or its associates) from:

(a) dealing with itself (as trustee of the Trust or in another capacity), the Stapled Company, the Stapled Trust Manager, any other Stapled Entity, or with any Member;

(b) being interested in any contract or transaction with itself (as trustee of the Trust or in another capacity), the Stapled Company, the Stapled Trust Manager, any other Stapled Entity, or with any Member or retaining for its own benefit any profits or benefits derived from any such contract or transaction; or

(c) acting in the same or a similar capacity in relation to any other managed investment scheme.

Manager may rely

16.3 The Manager may take and may act on:

(a) the opinion or advice of counsel or solicitors, whether or not instructed by the Manager, in relation to the interpretation of this constitution or any other document (whether statutory or otherwise) or generally in connection with the Trust;

(b) advice, opinions, statements or information from any bankers, accountants, auditors, valuers and other persons consulted by the Manager who are in each case believed by the Manager in good faith to be expert in relation to the matters on which they are consulted;

(c) a document which the Manager believes in good faith to be the original or a copy of an appointment by a Member of a person to act as their agent for any purpose connected with the Trust; and

(d) any other document provided to the Manager in connection with the Trust on which it is reasonable for the Manager to rely,

and the Manager will not be liable for anything done, suffered or omitted to be done by it in good faith in reliance on that opinion, advice, statement, information or document.

Manager's duties while Stapling applies

16.4 Notwithstanding any other provision of this constitution, or any rule of law or equity to the contrary, in exercising any power or discretion conferred on it, the Manager must, subject to the Corporations Act, while Stapling applies, have regard to the interests of the Members of the Trust and the members of the Stapled Entities as a whole and not only to the interests of the Members of the Trust alone.

17 Limitation of liability and indemnity in favour of Manager

Limitation on Manager's liability

17.1 Subject to the Corporations Act, if the Manager acts in good faith and without gross negligence, it is not liable in contract, tort or otherwise to Members for any loss suffered in any way relating to the Trust.

17.2 Subject to the Corporations Act, the liability of the Manager to any person other than a Member in respect of the Trust, including any liability under any contracts which it enters into as trustee of the Trust or in relation to any Assets, is limited to the Manager's ability to be indemnified out of the Assets.

Indemnity in favour of Manager

17.3 The Manager is entitled to be indemnified out of the Assets for any liability incurred by it in properly performing or exercising any of its powers or duties in relation to the Trust.

17.4 To the extent permitted by the Corporations Act, the indemnity under clause 17.3 includes any liability incurred as a result of any act or omission of a delegate or agent appointed by the Manager.

17.5 This indemnity is in addition to any indemnity allowed by law. It continues to apply in respect of any person who was the Manager after that person retires or is removed as trustee of the Trust.

18 Liability of Members and holders of Options

Liability limited

18.1 Subject to clauses 18.3 and 18.4, the liability of a Member or holder of an Option is limited to the amount, if any, of any unpaid instalment of Application Price and any other amount, if any, which remains unpaid in relation to the Member's or holder's subscription for their Units or Options.

18.2 A Member need not indemnify the Manager if there is a deficiency in the Assets or if the claim of any creditor of the Manager in respect of the Trust cannot be satisfied out of the Assets.

18.3 The Manager is entitled to be indemnified by a Member and a holder of an Option to the extent that the Manager incurs any liability for Tax as a result of that Member's or that holder's action or inaction.

18.4 Joint Members are jointly and severally liable in respect of all payments including payments of Tax to which clause 18.3 applies.

Recourse

18.5 In the absence of separate agreement with a Member or holder of an Option, and except for the amounts referred to in clause 18.1, the recourse of the Manager and any creditor is limited to the Assets.

Restrictions on Members

18.6 Neither a Member nor a holder of an Option may:

(a) interfere with any rights or powers of the Manager under this constitution;

(b) exercise a right in respect of an Asset or lodge a caveat or other notice affecting an Asset or otherwise claim any interest in an Asset; and

(c) require an Asset to be transferred to the Member.

19 Remuneration and expenses of Manager

Management fee

19.1 Subject to the Corporations Act, the Manager is entitled to be paid out of the Assets a management fee equal to the Manager's reasonable estimate of its costs, including all overheads and whether incurred directly by the Manager or reimbursed by the Manager to any of its related bodies corporate, in providing its services as Manager for which it is not otherwise reimbursed pursuant to clause 19.5. The entitlement to this fee commences from 1 July 2004 and continues to the date of final distribution in accordance with clause 21. The Manager is entitled to remuneration for the period up to 30 June 2004 in the manner calculated pursuant to the former clause 19.1 which was replaced by this current clause 19.1.

19.2 The fee payable pursuant to clause 19.1 is to be payable from time to time upon demand by the Manager. The Manager may make demand for payment for all or part of the fee at any time if it has incurred costs whether or not it has paid those costs.

19.3 The Manager must produce a statement within 1 month from the end of each Accrual Period setting out the management fee for the Accrual Period and any amount remaining unpaid.

Waiver of fees

19.4 The Manager may in respect of any period accept lower fees than it is entitled to receive or waive fees that it is entitled to receive under this constitution in respect of that period, or may defer payment for any period. Where payment is deferred, the fee accrues daily until paid.

Expenses

19.5 All expenses incurred by the Manager in relation to the proper performance of its duties in respect of the Trust are payable or reimburseable out of the Assets to the extent that such reimbursement is not prohibited by the Corporations Act. This includes, without limitation, any expenses or overheads connected with:

(a) this constitution and any amendment or proposed amendment to this constitution;

(b) the preparation, review, distribution and promotion of any prospectus, product disclosure statement or offering memorandum in respect of Units, Stapled Securities, Options or other promotion of the Trust or the Stapled Entities;

(c) the acquisition, disposal, insurance, custody and any other dealing with Assets;

(d) any proposed acquisition, disposal or other dealing with an investment;

(e) the acts of the Manager or its agents in connection with the administration or management of the Trust or its Assets and Liabilities, including expenses in connection with the Register;

(f) the admission of the Trust or Stapled Entities to the official list of Stock Exchange, compliance with the Listing Rules and quotation of any Units, Stapled Securities, options, securities, debt instruments or other things of any kind;

(g) any issue of Units, Stapled Securities, Options or any interests in, or rights associated with Units, Stapled Securities or Options or any other obligation (including without limitation any other securities or debt instruments of any kind) issued by the Trust or a Stapled Entity;

(h) any underwriting arrangement, including without limitation underwriting fees, handling fees, costs and expenses, amounts payable under indemnity or reimbursement provisions in any underwriting arrangement and any amounts becoming payable in respect of any breach (other than for negligence, fraud or breach of duty) by the Manager of its obligations, representations or warranties under any such underwriting arrangement;

(i) convening and holding meetings of Members and/or holders of Options, the implementation of any Resolutions and communications with Members and attending any meeting of the Stapled Entities;

(j) Tax (including any amount charged by a supplier of goods or services or both to the Manager by way of or as a reimbursement for GST) and financial institution fees;

(k) the engagement of agents, delegates, valuers, contractors, advisers (including legal advisers) and any other persons whether or not they are associates of the Manager;

(l) preparation and audit of the taxation returns and accounts of the Trust;

(m) termination of the Trust and the retirement or removal of the Manager and the appointment of a replacement;

(n) any court proceedings, arbitration or other dispute concerning the Trust including proceedings against the Manager, except to the extent that the Manager is found by a court to be in breach of trust or to have been grossly negligent, in which case any expenses paid or reimbursed under this clause 19.5(n) must be repaid;

(o) the compliance committee established by the Manager in connection with the Trust (if any), including any fees paid to, or insurance premiums paid in respect of Compliance Committee Members;

(p) while there is no compliance committee, any costs and expenses associated with the board of directors of the Manager carrying out the functions which would otherwise be carried out by a compliance committee, including any fees paid to, or insurance premiums paid in respect of, external directors appointed to satisfy the requirements of Chapter 5C of the Corporations Act;

(q) the preparation, implementation, operation, amendment and audit of the compliance plan;

(r) complying with any law, and any request or requirement of the ASIC;

(s) the registration of the Trust as a managed investments scheme and anything incidental to obtaining such registration;

(t) interest, discount, acceptance fees and all other borrowing costs and like amounts, banks fees and other charges; and

(u) the costs of preparing, printing and sending to Members and/or holders of Options accounts, reports, distribution statements, cheques, circulars and other notices.

but does not include the amount of any credit or refund of GST to which the Manager is entitled as a result of incurring such expenses.

GST

19.6 The fees payable to the Manager under this constitution do not include any amount referable to GST. If the Manager is or becomes liable to pay GST in respect of any supply under or in connection with this agreement (including, without limitation, the supply of any goods, services, rights, benefits or things) then, in addition to any fee or other amount or consideration payable to the Manager in respect of the supply, the Manager is entitled to be paid an additional amount on account of GST, such amount to be calculated by multiplying the fee, amount or consideration for the part of the supply which is a taxable supply for GST purposes by the prevailing rate of GST, and the Manager shall be entitled to be reimbursed or indemnified for such amount of GST out of the Assets.

19.7 If as a result of the imposition or introduction of GST and any reduction or abolition of any other Tax in conjunction with the imposition or introduction of GST, the Manager determines that:

(a) there is any direct or indirect increase in the cost to the Manager of performing its duties under this constitution (including, without limitation, any increase in the amount charged by any supplier to the Manager of goods, services, rights benefits or any other thing); or

(b) there is any direct or indirect reduction in any amount received or receivable by the Manager or in the effective financial return to the Manager in connection with proper performance of the Manager's duties under this constitution (including, without limitation, the return on the Manager's overall capital which could have been achieved but for the imposition or introduction of GST);

and such increased cost or reduction is not compensated for by any other provision of this constitution, then the Manager may recover from the Assets such amount as, in its sole opinion but acting reasonably, will compensate the Manager for such increased cost or reduction.

20 Duration of the Trust

Initial settlement

20.1 The Trust commenced on 1 April 1982 in accordance with clauses 2(2) and 11(1) of the deed dated 1 April 1982 between Westfield P.T.M. Limited, Perpetual Trustee Company Limited and P.T. Limited.

Termination

20.2 The Trust terminates on the earliest of:

(a) **[Deleted]**

(b) the date on which all the Units in issue which are Officially Quoted are unconditionally removed from Official Quotation by every Stock Exchange and not re-admitted for Official Quotation on any Stock Exchange within sixty (60) days after such removal (but Units will not be regarded as ceasing to be Officially Quoted if they become jointly quoted with other securities);

(c) the date specified by the Manager as the date of termination of the Trust in a notice given to Members; and

(d) the date on which the Trust terminates in accordance with another provision of this constitution or by law.

21 Procedure on termination

Realisation of Assets

21.1 Following termination, the Manager must realise the Assets. This must be completed in 180 days if practical and in any event as soon as practical after that time, unless the Manager determines to delay, for any amount of time, the realisation of the Assets. The Manager will not be liable for any loss or damage incurred in respect of any such delay.

Audit of winding up

21.2 If and to the extent that ASIC policy so requires, the Manager must arrange for an independent review or audit of the final accounts of the Trust by a registered company auditor.

Call on Partly Paid Units

21.3 If there is or (in the Manager's reasonable opinion) will be a deficiency in the Assets after making allowance for all Liabilities of the Trust (actual and anticipated) and meeting the expenses (including anticipated expenses) of the termination, any holder of Partly Paid Units must pay to the Manager on demand an amount determined by the Manager being whichever of the following the Manager requires:

(a) the aggregate of the amounts remaining unpaid on all Partly Paid Units held by the holder; or

(b) the amount calculated as:

$$P = \frac{A}{B} \times C$$

Where:

P = the amount to be paid to the Manager;

A = the amount of the deficiency referred to in this clause 21.3;

B = the aggregate of the amounts remaining unpaid on all Partly Paid Units in issue; and

C = the aggregate of the amounts remaining unpaid on all Partly Paid Units held by the holder.

21.4 Subject to any Class Rights, a reference in clauses 21.3 and 21.6 to Partly Paid Units includes a reference to partly paid Options.

Distribution following termination

21.5 Any net proceeds of realisation, after making allowance for all Liabilities of the Trust (actual and anticipated) and meeting the expenses (including anticipated expenses) of the termination, must be distributed to Members on the basis that such proceeds are divided amongst all Units in proportion to the respective proportions of the Application Price paid on such Units.

If any holders of Options have an entitlement to participate in the net proceeds of realisation, this calculation must be adjusted in a manner determined by the Manager to take that entitlement into account.

21.6 If any holder of a Partly Paid Unit fails to pay any amount remaining unpaid on that Partly Paid Unit in accordance with clause 21.3, the Manager may apply (with or without the consent of the holder) part or all of any distribution payable to that holder in full or partial satisfaction of the amount due under clause 21.3.

21.7 The entitlement, if any, of a holder of an Option to any distribution of net proceeds of realisation will be determined by the terms of issue of that Option.

21.8 The Manager may distribute the proceeds of realisation in instalments.

21.9 Subject to the Corporations Act, the provisions of this constitution continue to apply from the date of termination until the later of:

(a) the date on which there are no amounts owing under clauses 21.3 or 21.4 which the Manager reasonably believes are recoverable; and

(b) the date of final distribution under clauses 21.5 to 21.8.

During that period, the Manager may not accept any application for Units from a person who is not an existing Member.

Classes

21.10 The rights and obligations of a holder of Units or Options under this clause 21 are subject to any applicable Class Rights.

22 Amendments to this constitution

Manager may amend

22.1 If the Corporations Act allows, this constitution may be amended:

(a) by Resolution; or

(b) by deed executed by the Manager.

If the constitution is amended by Resolution, the Manager may give effect to the amendment by executing a supplemental deed.

Statutory requirements

22.2 If:

(a) a provision of the Corporations Act relevant to the Trust requires that this constitution contain certain provisions; or

(b) any relevant relief from the provisions of the Corporations Act granted by the ASIC directly or indirectly requires that this constitution contain certain provisions in order for that relief to be effective in respect of the Trust,

then those provisions are deemed to be incorporated into this constitution at all times at which they are so required to be included and prevail over any other provisions of this constitution to the extent of any inconsistency.

Listing Rules

22.3 While the Trust is Listed:

(a) notwithstanding anything contained in this constitution, if the Listing Rules prohibit an act being done, the act must not be done;

(b) nothing contained in this constitution prevents an act being done that the Listing Rules require to be done;

(c) if the Listing Rules require an act to be done or not to be done, authority is given for that act to be done or not to be done (as the case may be);

(d) if the Listing Rules require this constitution to contain a provision and it does not contain such a provision, this constitution is deemed to contain that provision;

(e) if the Listing Rules require this constitution not to contain a provision and it contains such a provision, this constitution is deemed not to contain that provision; and

(f) if any provision of this constitution is or becomes inconsistent with the Listing Rules, this constitution is deemed not to contain that provision to the extent of the inconsistency.

22.4 In accordance with ASIC Class Order 98/1808 or its equivalent and for so long as it applies to the Trust, a change in the text of this constitution because of the operation of clause 22.3 is not a modification of, or the repeal and replacement of, the constitution for the purposes of subsections 601GC(1) and (2) of the Corporations Act.

23 Compliance committee

If any Compliance Committee Member incurs a liability in that capacity in good faith, the Compliance Committee Member is entitled to be indemnified out of the Assets in respect of that liability to the extent permitted by the Corporations Act.

24 Complaints

If and for so long as the Corporations Act or ASIC policy requires, a Member submits to the Manager a complaint alleging that the Member has been adversely affected by the Manager's conduct in its management or administration of the Trust, the Manager:

(a) must, if the complaint is in writing, acknowledge in writing receipt of the complaint as soon as practicable and in any event within 14 days from receipt;

(b) must ensure that the complaint receives proper consideration resulting in a determination by a person or body designated by the Manager as appropriate to handle complaints;

(c) must act in good faith to deal with the complaint by endeavouring to correct any error which is capable of being corrected without affecting the rights of third parties;

(d) may in its discretion give any of the following remedies to the complainant:

(i) information and explanation regarding the circumstances giving rise to the complaint;

(ii) an apology; or

(iii) compensation for loss incurred by the Member as a direct result of the breach (if any); and

(e) must communicate to the complainant as soon as practicable and in any event not more than 45 days after receipt by the Manager of the complaint:

(i) the determination in relation to the complaint;

(ii) the remedies (if any) available to the Member; and

(iii) information regarding any further avenue for complaint.

25 Restricted Securities

25.1 Clause 25.2 only operates:

(a) while the Trust is Listed; and

(b) to the extent that it is not inconsistent with the Corporations Act.

25.2 During a breach of the Listing Rules or of a restriction agreement relating to Units which are Restricted Securities, the Member who holds the Units which are Restricted Securities is not entitled to any distribution from the Trust, nor any voting rights, in respect of those Units.

26 Small holdings

26.1 This clause 26 applies while the Units or Stapled Securities are Officially Quoted.

26.2 Subject to the provisions of this clause 26, the Manager may in its discretion from time to time sell or redeem any Units held by a Member that is a Small Holder or New Small Holder without request by the Small Holder or New Small Holder.

26.3 If the Manager determines that a Member is a Small Holder or a New Small Holder the Manager may give the Member a Divestment Notice to notify the Member:

(a) that the Member is a Small Holder or a New Small Holder, the number of Units comprising and the Market Price of the Small Holding or New Small Holding and the date on which the Market Price was determined;

(b) that the Manager intends to sell the Relevant Units in accordance with this clause 26 after the end of the Relevant Period specified in the Divestment Notice;

(c) if the Member is a Small Holder, that the Member may at any time before the end of the Relevant Period notify the Manager in writing that the Member desires to retain the Relevant Units and that, if the Member does so, the Manager will not be entitled to sell the Relevant Units under that Divestment Notice; and

(d) after the end of the Relevant Period the Manager may for the purpose of selling the Relevant Units that are in a CHESS holding initiate a holding adjustment to move those Units from that CHESS holding to an issuer sponsored holding or certificated holding.

If the ASTC Settlement Rules apply to the Relevant Units, the Divestment Notice must comply with the ASTC Settlement Rules.

26.4 For a Divestment Notice given to a Small Holder, the Relevant Period must be at least six weeks from the date the Divestment Notice was given. For a Divestment Notice given to a New Small Holder, the Relevant Period must be at least seven days from the date the Divestment Notice was given.

26.5 At the end of the Relevant Period the Manager is entitled to sell on-market or in any other way determined by the Manager:

(a) the Relevant Units of a Member who is a Small Holder, unless that Member has notified the Manager in writing before the end of the Relevant Period that the Member desires to retain the Relevant Units, in which event the Manager must not sell those Relevant Units under that Divestment Notice; and

(b) the Relevant Units of a Member who is a New Small Holder.

26.6 The Manager is not bound to sell any Relevant Units which it is entitled to sell under this clause 26 but unless the Relevant Units are sold within six weeks after the end of the Relevant Period the Manager's right to sell the Relevant Units under the Divestment Notice relating to those Units lapses and it must notify the Member to whom the Divestment Notice was given accordingly.

26.7 To effect the sale and transfer by the Manager of Relevant Units of a Member, the Member appoints the Manager and each of its directors and secretaries jointly and severally as the Member's attorney in the Member's name and on the Member's behalf to do all acts and things which the Manager considers necessary or appropriate to effect the sale or transfer of the Relevant Units and, in particular:

(a) to initiate a holding adjustment to move the Relevant Units from a CHESS holding to an issuer sponsored holding or a certificated holding; and

(b) to execute on behalf of the Member all deeds, instruments or other documents necessary to transfer the Relevant Units and to deliver any such deeds, instruments or other documents to the purchaser.

26.8 A statement in writing by or on behalf of the Manager under this clause 26 is binding on and conclusive against (in the absence of manifest error) a Member. In particular, a statement that the Relevant Units specified in the statement have been sold in accordance with this clause 26 is conclusive against all persons claiming to be entitled to the Relevant Units and discharges the purchaser from all liability in respect of the Relevant Units.

26.9 The Manager must register the purchaser of Relevant Units as the holder of the Relevant Units transferred to the purchaser under this clause 26. The purchaser is not bound to see to the application of any money paid as consideration. The title of the purchaser to the Relevant Units transferred to the purchaser is not affected by any irregularity or invalidity in connection with the actions of the Manager under this clause 26.

26.10 Subject to this clause 26, where:

(a) Relevant Units of a Member are sold by the Manager on behalf of the Member under this clause; and

(b) the certificate for the Relevant Units (unless the Manager is satisfied that the certificate has been lost or destroyed or the Relevant Units are uncertificated securities) has been received by the Manager,

the Manager must, within 60 days of the completion of the sale, send by mail or cheque for the proceeds of sale to the Member entitled to those proceeds in accordance with clause 13. Payment of any money under this clause 26 is at the risk of the Member to whom it is sent.

26.11 In the case of a sale of the Relevant Units of a New Small Holder in accordance with this clause 26, the Manager is entitled to deduct and retain from the proceeds of sale, the costs of the sale as determined by the Manager. In the case of a sale of the Relevant Units of a Small Holder, the Manager or a purchaser must bear the costs of sale of the Relevant Units. The costs of sale include all stamp duty, brokerage and government taxes and charges (except for tax on income or capital gains of the Member) payable by the Manager in connection with the sale and transfer of the Relevant Units.

26.12 The remedy of a Member to whom this clause 26 applies, in respect of the sale of the Relevant Units of that Member, is expressly limited to a right of action in damages against the Manager to the exclusion of any other right, remedy or relief against any other person. The Manager is only liable if it has failed to comply with the requirements of this clause 26 and its liability is limited to the value of the Relevant Units at the time of sale.

26.13 Unless the Manager determines otherwise, where a Divestment Notice is given to a New Small Holder in accordance with this clause 26, the rights to receive payment of distributions and to vote attached to the Relevant Units of that Member are suspended until the Relevant Units are transferred to a new holder or that Member ceases to be a New Small Holder. Any distributions that would, but for this clause 26, have been paid to that Member must be held by the Manager and paid

to that Member within 60 days after the earlier of the date the Relevant Units of that Member are transferred and the date that the Relevant Units of that Member cease to be subject to a Divestment Notice.

26.14 If it is a requirement of the Listing Rules, the Manager must not give a Small Holder more than one Divestment Notice in any 12 month period (except as contemplated by this clause 26).

26.15 From the date of the announcement of a takeover bid for the Units until the close of the offers made under the takeover bid, the Manager's powers under this article to sell Relevant Units of a Member cease. After the close of the offers under the takeover bid, the Manager may give a Divestment Notice to a Member who is a Small Holder or a New Small Holder, despite this clause 26 and the fact that it may be less than 12 months since the Manager gave a Divestment Notice to that Member.

26.16 While Stapling applies:

(a) the references to Units and Relevant Units in this clause 26 will apply to the Stapled Securities held by the Member; and

(b) no sale under this clause 26 may occur unless, at the same time as Units are sold, an identical number of Attached Securities are also sold.

26A Stapling

Paramountcy of Stapling provisions

26A.1 The provisions of this constitution relating to Stapling prevail over all other provisions of this constitution including any that are expressed to prevail over others, except where this would result in a breach of the Corporations Act, the Listing Rules (if the Listing Rules apply) or any other law.

Maintenance of listing and consistency with constitutions of the Stapled Entities

26A.2 The Manager must use every reasonable endeavour to procure that, if the Stapled Securities are and continue to be Officially Quoted as one joint security, that the Stapled Securities are dealt with under this constitution in a manner consistent with the provisions relating to the Attached Securities in the constitutions of the Stapled Entities.

Stapling - general information

26A.3 If the Manager determines that Stapling will apply, the Units are to be stapled to the Stapled Shares and the Stapled Units in the ratio of one Unit to one Stapled Share and one Stapled Unit as from the Stapling Commencement Date. The Manager must not cause Stapling to commence while the Trust has more than one Class of Units. The intention is that, so far as the law permits, a Unit, a Stapled Share and a Stapled Unit which are Stapled together will be treated as one security. If further Attached Securities are from time to time Stapled to the Units the intention is that, so far as the law permits, a Unit and one of each of the Attached Securities which are Stapled together will be treated as one security.

27 Restructure

Implementation of Proposal

27.1 At any time upon and after the Effective Date, the Manager has power to do all things which it considers are necessary, desirable or reasonably incidental to give effect to the Proposal in accordance with the Implementation Deed.

Express powers of Manager

27.2 Without limiting clause 27.1 but subject to clause 27.3 and despite any other provision in this constitution, the Manager has power:

(a) on the Implementation Date to consolidate the Units in the ratio of each pre-consolidation Unit being converted into 0.28 post-consolidation Units with any resultant fraction of a Unit in a holding being rounded up to the next whole number of Units. In the case of Units which are acquired by the Investment Bank pursuant to the Sale Facility the number of post-consolidation Units which the Investment Bank is to receive will be rounded up as if the respective numbers of Units which the Investment Bank acquires pursuant to the Sale Facility from Members were separate holdings of those Members so that the Investment Bank will receive the same number of post-consolidation Units which the participants in the Sale Facility would have received in aggregate if they had respectively held the pre-consolidation Units on the Stapling Record Date;

(b) immediately following the consolidation described in (a), but subject to (c), to pay to each Member, by way of a capital distribution, $1.01 per Unit held;

(c) to apply all the respective distributions paid to each Member under (b) to acquire, on behalf of and in the name of that Member, an equivalent number of units in the Stapled Trust and an equivalent number of ordinary shares in the Stapled Company on the basis that the subscription price for each of those units and shares will be $1.00 and $0.01 respectively;

(d) to procure that the Acquired Units and the Acquired Shares are registered in the name of the relevant Member with the result that the Member is bound:

(i) by the terms of issue of the Acquired Units and the Acquired Shares (including, without limitation, restrictions which cause a Member's Units to be Stapled to Acquired Units and Acquired Shares); and

(ii) generally, by the constitution of the Stapled Company and the Stapled Trust;

(e) to the extent that this will facilitate Stapled Trust Unitholders and Stapled Company Shareholders holding an equivalent number of units and shares in each of the Stapled Company,

Stapled Trust and the Trust, to issue to Stapled Trust Unitholders (other than the Stapled Company and its subsidiaries) one Unit in respect of each $1.00 and Stapled Company Shareholders one Unit in respect of each 0.1 of a cent paid by or on that person's behalf in subscription for Units pursuant to the Implementation Deed with such new Units to rank pari passu with all of the existing Units including ranking for full participation in Distributable Income for the Accrual Period during which the Units are issued;

(f) to issue to Members new holding statements or other evidence of entitlement in respect of Units of which the Member is the registered holder after the Proposal is implemented and, in the alternative, to issue or cooperate in the issuing of a single holding statement reflecting the Member's holding of Units, Acquired Units and Acquired Shares;

(g) to execute all documents and do all things which it considers necessary, desirable or reasonably incidental to give effect to the Proposal and to appoint any individual or individuals of its choosing to execute any such documents or do any such things.

Sale Facility

27.3 Notwithstanding the foregoing provisions of this clause 27 where a Member has validly elected to participate in the Sale Facility or is a Designated Foreign Unitholder ("Sale Facility Participant"), the Manager must transfer the Units held by the Sale Facility Participant, or such number of those Units which are to be the subject of the Sale Facility, to the Investment Bank so that the Investment Bank will receive the distribution pursuant to clause 27.2(b) and apply that distribution in accordance with clause 27.2(c) in order to acquire the Acquired Units and Acquired Shares which would otherwise have been issued to the Sale Facility Participant and be obliged to provide to each Sale Facility Participant the Sale Consideration to which it is entitled.

Appointment as agent and attorney for Members

27.4 At all times on and after the Effective Date, the Manager is irrevocably appointed the agent and attorney for each Member to do all things which the Manager considers are necessary, desirable or reasonably incidental to give effect to the Proposal.

27.5 Without limiting clause 27.4, the Manager is irrevocably appointed as the agent and attorney of each Member to:

(a) receive and apply the distributions referred to in clause 27.2(b) in the manner contemplated in clause 27.2(c);

(b) execute an application form (which may be a master application form) in relation to the Acquired Units and the Acquired Shares;

(c) act in accordance with clause 27.3; and

(d) execute transfers of Units which are to be the subject of the Sale Facility.

27.6 The Manager is authorised to execute the documents and do all things under clauses 27.2 and 27.3 without needing further authority or approval from Members and may do so even if it has an interest in the outcome of such exercise.

Manager's limitation of liability

27.7 Without derogating from any limitation of the Manager's liability in terms of this constitution, the Manager has no liability to Members of any nature whatsoever beyond the Assets whether arising, directly or indirectly, from the Manager doing or refraining from doing any act (including the execution of any document) in exercising its powers pursuant to this clause 27 in connection with the implementation of the Proposal in accordance with the Implementation Deed.

Options

27.8 If following the Effective Date the Stapled Company or the Stapled Trust is under any obligation, whether actual or contingent, to issue shares or units in the future pursuant to any option or comparable arrangement to any person the Manager may:

(a) give an undertaking to the Stapled Company and/ or the Stapled Trust Manager to issue Units at the same time to each person to whom shares in the Stapled Company and units in the Stapled Trust are to be issued to ensure that the person receives Stapled Securities, or

(b) grant an option or comparable right to the person to acquire an equal number of Units to the number of shares in the Stapled Company and units in the Stapled Trust which the person is entitled to be issued on exercise of the option or comparable right, on the basis that the option or comparable right may only be exercised if required to ensure that the person receives Stapled Securities.

27.9 The undertakings, options or rights which the Manager may issue pursuant to clause 27.8 may be issued without consideration. The price at which the Units are to be issued pursuant to the undertakings or upon the exercise of those options or rights is to be calculated as follows:

(a) where an Executive Option is exercised and the Stapled Company elects to procure the issue of Stapled Securities to satisfy its obligations on exercise of that option, the issue price of a Unit is the WFT Proportion of the exercise price of that Executive Option (or if that Executive Option has a nil exercise price, the issue price of a Unit is the WFT Proportion of $13.76, being the volume weighted average sale price of a Stapled Share sold on ASX during the five trading day period up to but not including the Announcement Date);

(b) where a Possfund Option is exercised and the Stapled Company elects to procure the issue of Stapled Securities to satisfy its obligations on exercise of that option, the issue price of a Unit is the WFT Proportion of $12.84, being the exercise price of a Possfund Option;

(c) where exercise of a WFA Option is satisfied by delivery of a series F preferred share in Westfield America, Inc., an amount equal to the WFT Proportion of US$1,000 for each such WFA Option divided by the number of Units issued under clause 27.8 in respect of the exercise of that option;

(d) where exercise of a WFA Option is satisfied by delivery of a series G cumulative convertible redeemable preferred share in Westfield America, Inc., an amount per Unit equal to the WFT Proportion of the value of that share in Westfield America, Inc. at the time of exercise of the WFA Option divided by the number of Units to be issued in relation to the exercise of that WFA Option;

(e) where exercise of a WFA Option is satisfied by delivery of the number of common shares in Westfield America, Inc. into which a series G cumulative convertible redeemable preferred share has been converted, an amount per Unit equal to the WFT Proportion of the value of that share in Westfield America, Inc. at the time of exercise of the WFA Option divided by the number of Units to be issued in relation to the exercise of that WFA Option;

(f) where exercise of a WFA Option is satisfied by delivery of a series D cumulative convertible redeemable preferred share in Westfield America, Inc., an amount per Unit equal to the WFT Proportion of the value of that share in Westfield America, Inc. at the time of exercise of the WFA Option divided by the number of Units to be issued in relation to the exercise of that WFA Option;

(g) where exercise of a WFA Option is satisfied by delivery of the number of common shares in Westfield America, Inc. into which a series D cumulative convertible redeemable preferred share has been converted, an amount per Unit equal to the WFT Proportion of the value of that share in Westfield America, Inc. at the time of exercise of the WFA Option divided by the number of Units to be issued in relation to the exercise of that WFA Option; or

(h) where exercise of a WFA Option is satisfied by delivery of a common share in Westfield America, Inc., an amount per Unit equal to the WFT Proportion of the value of that share in Westfield America, Inc. at the time of exercise of the WFA Option divided by the number of Units to be issued in relation to the exercise of that WFA Option,

and in each case the issue price is to be adjusted in the same manner as any adjustment to the exercise price of the relevant option under the terms of that option.

Definitions

27.10 In this clause 27, the following words and expressions have these meanings unless the contrary intention clearly appears.

Acquired Units means the units in the Stapled Trust acquired by the Manager on behalf of Members, under clause 27.2(c).

Acquired Shares means the ordinary shares in the Stapled Company acquired by the Manager on behalf of Members, under clause 27.2(c).

Announcement Date means 22 April 2004.

Cash Price means for each Unit sold under the Sale Facility prior to consolidation as part of the Proposal, an amount equal to 28% of the weighted average selling price of the Stapled Securities sold by the Investment Bank for cash pursuant to the Sale Facility plus, where the consolidation of the Units sold by the Member pursuant to the Sale Facility resulting in a rounding up pursuant to clause 27.2(a), the additional sum received by the Investment Bank from the sale of Stapled Securities attributable to that rounding in respect of the particular Unit.

Designated Foreign Unitholder means a Member who is a citizen or resident of a jurisdiction outside Australia and New Zealand or whose address in the Register is a place outside Australia and New Zealand and their respective external territories, unless the Manager and the Stapled Entities are satisfied before the Effective Date that the Stapled Entities are not precluded from lawfully issuing Acquired Units or Acquired Shares to the Member either unconditionally or after compliance with conditions which the Manager and the Stapled Entities in their sole discretion regard as acceptable and not unduly onerous.

Effective Date means the Effective Date as that term is defined in the Implementation Deed.

Executive Option means an option granted by the Stapled Company to an employee of the Stapled Company or a subsidiary of the Stapled Company under the Westfield Executive Option Plan or the Westfield Executive Performance Share Plan.

Implementation Date means the Implementation Date as that term is defined in the Implementation Deed.

Implementation Deed means the deed made between the Manager, the Stapled Trust Manager and the Stapled Company dated 21 May 2004 as amended.

Investment Bank means ABN AMRO Equities Australia Limited (ACN 002 768 701).

Possfund Option means an option granted by the Stapled Company under the option deed dated 1 April 2004 between Westfield and Possfund Custodian Trustee Limited.

Proposal means the transactions contemplated and described in the Implementation Deed.

Sale Facility means the facility under which Designated Foreign Unitholders are required to sell their Units and other Members may

elect to sell all or some of their Units to the Investment Bank for the Sale Consideration and on the basis that the Investment Bank is entered in the Register in respect of those Units on the Stapling Record Date, and will participate in the Proposal in respect of these Units, receive the Acquired Shares and Acquired Units pursuant to the Proposal and sell the required number of the resultant Stapled Securities for cash to pay the Cash Price and transfer the remaining Stapled Securities in satisfaction of the Stapled Securities Consideration.

Sale Consideration means in respect of Units participating in the Sale Facility either:

(a) the Cash Price; or

(b) the Stapled Securities Consideration.

Stapled Company Shareholders means holders of ordinary shares in the Stapled Company on the Stapling Record Date, excluding ordinary shares issued under clause 27.2(c).

Stapled Securities Consideration means the same number of Stapled Securities which the Member participating in the Sale Facility and electing to receive the Stapled Securities Consideration would have held if the Member had retained the Units in respect of which the election was made and received Acquired Units and Acquired Shares in relation thereto pursuant to clauses 27.2(a) to (d).

Stapled Trust Unitholders means holders of units in the Stapled Trust on the Stapling Record Date (other than Westfield Holdings Limited and its subsidiaries), excluding units issued under clause 27.2(c).

Stapling Record Date means 5.00 pm (Sydney time) on the sixth Business Day following the Effective Date or such other time agreed between the Manager and the Stapled Entities and permitted by ASX.

WFA Option means an option to acquire a unit or units in the Stapled Trust on issue as at the Effective Date and in respect of which the Manager has given an undertaking under clause 27.8.

WFT Proportion means 37.5%.

28 Interpretation

Definitions

28.1 In this constitution, these words and phrases have the following meaning unless the contrary intention appears:

Accrual Period: the six monthly periods commencing on 1 January and 1 July, or such other period as the Manager determines, provided that, if the Manager determines that Accrual Periods will be quarterly, then Accrual Period means the three month periods ending 31 March, 30 June, 30 September and 31 December of each year.

Application Price: the relevant price calculated in accordance with, or pursuant to, clause 4.

ASIC: the Australian Securities & Investments Commission or any regulatory body which replaces it or performs its functions.

ASIC relief: any declaration or modification made or exemption granted by ASIC at any time and containing in force and applicable to the Trust.

Assets: all the property, rights and income of the Trust, but not application money or property in respect of which Units or Options have not yet been issued, proceeds of redemption which have not yet been paid or any amount in the distribution account.

Attached Securities: a Stapled Share, Stapled Unit and any other security or securities which are from time to time Stapled or to be Stapled to a Unit.

Business Day: has the same meaning as in the Listing Rules, or if not defined, a day other than a Saturday or a Sunday on which banks are open for general banking business in Sydney and Melbourne.

Class: a class of Units or Options.

Class Rights: the rights, obligations and restrictions attaching to any particular Units or Options or Classes of Units or Options, and the terms and conditions of issue of any Units or Options.

Compliance Committee Member: a member of a compliance committee established by the Manager in connection with the Trust.

Corporations Act: Corporations Act 2001 (Cwlth).

Distributable Income: the amount determined by the Manager under clause 9.1 as being the distributable income of the Trust for an Accrual Period.

Distribution Calculation Date: the last day of each Financial Year and such other days as the Manager designates.

Distribution Reinvestment Plan: a plan operated and administered by the Manager which enables Members to reinvest distributions of Distributable Income in taking up new Units being a plan which is governed by the Rules.

Distribution Reinvestment Price in relation to a Class of Units or, while Stapling applies, the Unit and the Attached Securities and an Issue Date means:

(a) the volume weighted average of the sale price (if any) for fully participating Units of the relevant Class or Stapled Securities on the Home Exchange during the five consecutive Business Days up to but not including, the Business Day immediately preceding the Issue Date; or

(b) if no sale was made in that five Business Days period, the average of the price offered by a willing purchaser for such Units or Stapled Securities ("bid price") and the price offered

by a willing vendor for such Units or Stapled Securities ("ask price") as quoted on the Home Exchange during that period; or

(c) if either no bid or ask prices were quoted during that five Business Days period, the last sale price as quoted on the Home Exchange prior to that five Business Days period,

such price being:

(d) first, if the Units or Stapled Securities whose prices used under paragraph (a), (b), or (c) have an entitlement to dividends and/or distributions which is different to the dividends and/or distributions to which the new Units or Stapled Securities will be entitled, adjusted by the Manager by such an amount as it considers to be appropriate to reflect this difference;

(e) secondly, subject to any relevant conditions of any ASIC relief applicable to the issue, reduced by 2% or such other percentage (being zero or a percentage less than 10%) as the Manager may notify to all Members from time to time; and

(f) thirdly, rounded to the nearest whole cent (0.5 of one cent being rounded down).

For the purposes of this definition, a fully participating Unit or Stapled Security (as applicable) is a fully paid Unit or Stapled Security (as applicable) which will participate fully in the distribution of income for the Accrual Period in which the Issue Date occurs.

Where the reinvestment price is calculated for a Stapled Security the allocation of that price between the Application Price for the Unit and the application prices for the Attached Securities is to be determined in accordance with clause 4.8.

Divestment Notice: a notice given under clause 26 to a Small Holder or a New Small Holder.

Financial Year:

(a) for the last financial year, the period from 1 January before the date the Trust terminates to the date of distribution on winding up of the Trust; and

(b) in all other circumstances, the 12 month period ending on 31 December in each year.

Fully Paid Unit: a Unit on which the Application Price has been fully paid.

GST: a goods and services tax, value added tax, consumption tax or a similar tax, or a tax on services only.

Home Exchange: Australian Stock Exchange Limited and its successors and assigns.

Issue Date: the proposed date of issue of a Unit or Option (as applicable).

Liabilities: all present liabilities of the Trust including any provision which the Manager decides should be taken into account in determining the liabilities of the Trust but excluding any amount representing Members' capital, undistributed profits, interest attributable to Members accruing on Members' capital, capital reserves, or any other amount representing the value of rights attaching to Units, whether or not redeemable, regardless of whether characterised as equity or debt in the accounts of the Trust.

Liquid: has the same meaning as in the Corporations Act.

Listed: admitted to the official list of the Stock Exchange whether or not quotation of Units, Stapled Securities or Options is deferred, suspended or subjected to a trading halt.

Listing Rules: the listing rules of the Stock Exchange as applied to the Trust from time to time or otherwise as amended, varied or waived (whether in respect of the Trust or generally) from time to time.

Manager: the company which is registered with the ASIC as the single responsible entity for the Trust under the Corporations Act.

Market Price: in relation to a Unit, Stapled Security or Option means the Weighted Average Market Price of Units, Stapled Securities or Options of the relevant Class during the ten Stock Exchange trading days ending two Stock Exchange trading days prior to the date of the calculation, provided that if the Weighted Average Market Price is calculated in respect of Units or Stapled Securities which have an entitlement to dividends and/or distributions which is different to the dividends and/or distributions to which the new Units or Stapled Securities will be entitled the Manager is required to make such adjustment to the Weighted Average Market Price as it considers to be appropriate to reflect this difference.

However, if the relevant Unit or Option is not listed, then "Market Price" in relation to that Unit or Option means a price for that Unit or Option which an expert who is independent of the Manager determines at the Manager's request having regard to any applicable Class Rights, the market price of Units or Options and the Net Asset Value (to the extent the expert considers each of these factors to be relevant and appropriate), and any other matters which the expert believes should be taken into account.

Market Rate: the average mid rate for bills of exchange which have a tenor of three months which average is displayed on the "BBSW" page of the Reuters Monitor System on the first day of each three month period for which the rate is to be determined or, if there is a manifest error in the calculation of that average rate or it is not displayed by 10.30am Sydney time on that day, then the rate specified in good faith by the Manager as the average rate for bills of that tenor bid and offered by at least four leading financial institutions in Sydney on that date (whether such bids and offers are displayed on the "BBSW" page or otherwise evidenced).

Member: the person Registered as the holder of a Unit (including persons jointly Registered).

Net Accounting Income: subject to the Manager (in conjunction with the Auditor) being able to decide the classification of any item as being on income or capital account and the extent to which reserves or provisions need to be made, the Net Accounting Income of the Trust for an Accrual Period is the income of the Trust net of expenses determined in accordance with generally accepted Australian accounting standards in effect as at 30 June 2004 or such later date as from time to time determined by the Manager subject to such adjustments (if any) as determined by the Manager prior to the end of the relevant Accrual Period.

Net Asset Value: the value of the Assets calculated in accordance with clause 8 less the Liabilities.

Net Income: the Net Income for an Accrual Period is the "net income" of the Trust determined in accordance with the Tax Act on the assumption that the Accrual Period is a year of income but reduced by any amount that would, on the assumption that an Accrual Period were a year of income, be included in the assessable income of the Trust in accordance with Section 6AC or Division 207 of the Tax Act.

New Small Holder: a member who is the holder or a joint holder of a New Small Holding.

New Small Holding: a holding of Units or, while Stapling applies, Stapled Securities (created by the transfer of a parcel of Units) created after the current clause 26 comes into effect, the aggregate Market Price of which at the time a proper ASTC transfer was initiated or a paper based transfer was lodged was less than a marketable parcel of Units or, while Stapling applies, Stapled Securities as provided under the Listing Rules.

Officially Quoted: means quoted on a Stock Exchange. Related terms such as Official Quotation are to be interpreted accordingly.

Option: an option to subscribe for a Unit and, where the context permits, includes an interest in or right associated with such an Option.

Partly Paid Unit: a Unit on which the Application Price has not been paid in full.

Redemption Price: the redemption price calculated in accordance with clause 6.

Record Date: the date for the lodgement of transfers for the purpose of identifying the Members or, if applicable, Option holders who are to have relevant entitlements.

Register: the register of Members and, if applicable, Option holders kept under the Corporations Act.

Registered: recorded in the Register.

Registration: recording in the Register.

Relevant Period: the period specified in a Divestment Notice under clause 26.

Relevant Units: the Units specified in a Divestment Notice.

Resolution:

(a) a resolution passed at a meeting of Members or, if applicable, Option holders:

(i) on a show of hands, by the required majority of Members or, if applicable, Option holders present in person or by proxy and voting on the show of hands; or

(ii) on a poll, by the required majority of votes cast by Members or, if applicable, Option holders present in person or by proxy and voting on the poll; or

(b) where the law allows, a resolution in writing signed by Members or, if applicable, Option holders holding the required majority of the Units or Options in the Trust.

Except where this constitution or any applicable law provides otherwise, the "required majority" is a simple majority.

Restricted Securities: has the same meaning as in the Listing Rules.

Rules: the rules governing any Distribution Reinvestment Plan administered or operated by the Manager from time to time.

security: any financial product within section 764A of the Corporations Act.

Small Holder is a Member who is a holder or a joint holder of a Small Holding.

Small Holding: a holding of Units or, while Stapling applies, Stapled Securities the aggregate Market Price of which at the relevant date is less than a marketable parcel of Units or, while Stapling applies, Stapled Securities as provided under the Listing Rules.

Special Resolution: has the same meaning as in the Corporations Act in relation to registered schemes.

Stapled: the linking together of Units and Attached Securities so that one may not be transferred, or otherwise dealt with, without the other or others and which are quoted on the Stock Exchange jointly as a "stapled security" or such other term as the Stock Exchange permits.

Stapled Company: Westfield Holdings Limited (ABN 66 001 671 496).

Stapled Entity: the Stapled Company, the Stapled Trust and any other trust, corporation or managed investment scheme whose securities are Stapled to the Units.

Stapled Security: a Unit and each Attached Security which are Stapled together and registered in the name of the Member.

Stapled Security Holder: the Member under this constitution and the holder of Attached Securities.

Stapled Share: an ordinary share in the Stapled Company.

Stapled Trust: Westfield America Trust (ARSN 092 058 449).

Stapled Trust Manager: the responsible entity of the Stapled Trust.

Stapled Unit: an ordinary unit in the Stapled Trust.

Stapling: the process that results in Units and Attached Securities being and remaining Stapled to each other.

Stapling Commencement Date: the date upon which Stapling of the Units to Stapled Shares and Stapled Units is to commence as determined by the Manager and approved by the directors of the Stapled Company and the Stapled Trust Manager but, if it is determined that Stapling will occur in stages, means the date upon which the last stage occurs.

Stock Exchange: Australian Stock Exchange Limited and each and every other stock exchange and marketing institution in Australia on which for the time being Units or Options are listed for quotation with the approval of the Manager.

Tax: all kinds of taxes, duties, imposts, deductions and charges imposed by a government, together with interest and penalties.

Tax Act: the Income Tax Assessment Act 1936 ("**1936 Act**"), the Income Tax Assessment Act 1997 ("**1997 Act**") or both the 1936 Act and the 1997 Act, as appropriate, and any provisions of any succeeding legislation replacing sections of the 1936 Act and the 1997 Act referred to in this constitution.

Trust: the trust constituted under or governed by this constitution.

Unit: an undivided share in the beneficial interest in the Trust as provided in this constitution and, where the context permits, includes an interest in or right associated with such an undivided share.

Valuation Time: a time at which the Manager calculates Net Asset Value.

Weighted Average Market Price: means:

(a) the aggregate of the prices at which each relevant Unit, Stapled Security or Option was sold during the relevant period divided by the number of Units, Stapled Securities or Options sold during that period, in the case of both the sales prices and numbers, as reported by the Stock Exchange; or

(b) if no such sales occurred, the price at which the last recorded sale of a relevant Unit, Stapled Security or Option occurred prior to the commencement of the relevant period.

Interpretation

28.2 In this constitution, unless the contrary intention appears:

(a) terms defined in the Corporations Act are used with their defined meaning;

(b) a reference to a statute, ordinance, code or other law includes regulations and other instruments under it and consolidations, amendments, re-enactments or replacements;

(c) the singular includes the plural and vice versa;

(d) the words "includes" or "including", "for example" or "such as" when introducing a list of items do not exclude a reference to other items, whether of the same class or genus or not;

(e) amend includes delete or replace;

(f) person includes a firm, a body corporate, an unincorporated association or an authority;

(g) headings are for convenience only and do not affect interpretation of this constitution;

(h) a reference to a year (other than a Financial Year), quarter or month means a calendar year, calendar quarter or calendar month respectively; and

(i) references to relief granted by the ASIC include reference to any exemption, modification, declaration or relief granted or issued by the ASIC.

28.3 Any cover page, table of contents, footnotes, marginal notes and finding lists are for convenience only and do not form part of this constitution.

28.4 An expert will be independent of the Manager for the purposes of this constitution if the expert delivers to the Manager a signed statement to the effect that it regards itself as being independent of the Manager. The fact that the Manager may have selected or instructed the expert does not itself mean that the expert is not independent of the Manager.

Other documents

28.5 A document does not become part of this constitution by reason only of that document referring to this constitution or vice versa, or any electronic link between them.

Constitution legally binding

28.6 This constitution binds the Manager and each present and future Member and (to the extent relevant) each present and future holder of an Option, and any person claiming through any of them in accordance with its terms (as amended from time to time) as if each of them had been a party to this constitution.

Governing law

28.7 This constitution is governed by the law of New South Wales.

Other obligations and limitations excluded

28.8 Except as required by the Corporations Act:

(a) all obligations of the Manager which might otherwise be implied or imposed by law or equity are expressly excluded to the extent permitted by law, including without limitation any obligation of the Manager in its capacity as trustee of the Trust arising under any statute; and

(b) anything in any statute or regulation which might limit the powers or discretions of the Manager under this constitution is expressly excluded to the extent permitted by law.

[Deleted]



12 May 2005

Westfield Group
Level 24, Westfield Towers
100 William Street
Sydney NSW 2011
GPO Box 4004
Sydney NSW 2001
Australia

Telephone 02 9358 7000
Facsimile 02 9358 7077
Internet www.westfield.com

The Manager
Company Announcements Office
Australian Stock Exchange Limited
Level 4, Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam

WESTFIELD GROUP (ASX:WDC)
Disclosure of Results of Members' Meetings held 12 May 2005

Schedules setting the Proxy and Polls results, as applicable, for the Annual General Meeting of Westfield Holdings Limited and the Members' meetings of Westfield America Trust and Westfield Trust held on 12 May 2005 are attached.

All resolutions put to the meetings were passed with their respective majorities.

Yours faithfully
WESTFIELD GROUP

Simon Tuxen
Company Secretary



Westfield Holdings Limited ABN 66 001 671 496

Disclosure of Proxy Results for Annual General Meeting held on Friday 12 November 2004

All resolutions listed below were decided and passed on a show of hands at the meeting as ordinary resolutions.

	Proxy Votes				
Item	For	Against	Open/at Proxy's Discretion	Abstain	Total No. of Proxy Votes Exercisable
2 Remuneration Report	913,501,384 87.32%	120,702,881 11.54%	12,000,222 1.14%	10,563,781 -	1,046,204,487
3 Re-elect FG Hilmer	923,445,658 88.92%	103,092,746 9.93%	11,930,124 1.15%	18,297,740 -	1,038,468,528
4 Re-elect DR Wills	934,157,677 97.43%	12,704,381 1.33%	11,915,378 1.24%	97,988,732 -	958,777,436
5 Re-elect DH Lowy	978,578,842 98.05%	7,529,156 0.75%	11,894,523 1.20%	58,763,647 -	998,002,521
6 Re-elect FP Lowy	1,033,106,834 98.35%	5,440,719 0.52%	11,898,829 1.13%	6,319,786 -	1,050,446,382



Westfield America Trust ARSN 092 058 449

Disclosure of Proxy and Poll results for the Members' Meeting held on 12 May 2005

Pursuant to Section 253J of the Coporations Act, the special resolution before the meeting was determined and passed on a poll

	Proxy Votes					Poll Result			
Item	For	Against	Open/at Proxy's Discretion	Abstain	Total No. of Proxy Votes Exercisable	Total Votes in Favour (by value)	Total Votes Against (by value)	Abstain (by value)	Passed/ Defeated
7 Amend Constitution	7,102,051,409 98.85%	1,437,260 0.02%	81,236,115 1.13%	31,589,956 -	7,184,724,784 -	7,210,648,187 99.98%	1,488,480 0.02%	18,797,304 -	Passed

Westfield Trust ARSN 090 849 746

Disclosure of Proxy and Poll results for the Members' Meeting held on 12 May 2005

Pursuant to Section 253J of the Coporations Act, the special resolution before the meeting was determined and passed on a poll.

	Proxy Votes					Poll Result			
Item	For	Against	Open/at Proxy's Discretion	Abstain	Total No. of Proxy Votes Exercisable	Total Votes in Favour (by value)	Total Votes Against (by value)	Abstain (by value)	Passed/ Defeated
8 Amend Constitution	8,591,620,620 98.84%	1,886,805 0.02%	98,989,197 1.14%	38,223,527 -	8,692,496,622 -	8,723,997,360 99.98%	1,949,299 0.02%	22,615,357 -	Passed

12 May 2005



Westfield Group
Level 24, Westfield Towers
100 William Street
Sydney NSW 2011
GPO Box 4004
Sydney NSW 2001
Australia

Telephone 02 9358 7000
Facsimile 02 9358 7077
Internet www.westfield.com

The Manager
Company Announcements Office
Australian Stock Exchange Limited
Level 4, Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam

WESTFIELD GROUP (ASX:WDC)
12 May 2005
Westfield Holdings Limited – Annual General Meeting
Westfield America Trust – Members' Meeting
Westfield Trust – Members' Meeting
Chairman's Address

A copy of the Chairman's Address to members which is to be given at today's meetings of Westfield Holdings Limited, Westfield America Trust and Westfield Trust is attached.

Yours faithfully
WESTFIELD GROUP

Simon Tuxen
Company Secretary



Thursday 12 May 2005

**ADDRESS BY MR FRANK LOWY AC, CHAIRMAN WESTFIELD GROUP
AT THE ANNUAL GENERAL MEETING OF WESTFIELD HOLDINGS LTD
AND THE MEETING OF MEMBERS OF
WESTFIELD AMERICA TRUST AND WESTFIELD TRUST
THURSDAY 12 MAY 2005 AT 10.00 AM
ANGEL PLACE, SYDNEY**

CHECK AGAINST DELIVERY

Following the merger, we expanded the board to include four new independent directors who had served previously on the Trust boards.

Each member of the board is an outstanding individual, with a broad range of skills and experience, and they each make an enormous contribution to the ongoing success of the Group.

As you know, we have had a busy time since the merger. It has given us the financial structure and capacity to gain better access to global capital markets and make the most of the opportunities for further international growth.

But the improved financial capacity is only part of the story. Our human resources are just as important, if not more so, and therefore I would like to spend some time in this address talking about the depth and quality of the management team that we have been building up over a long period of time to manage our expanding global business.

But first, let me remind you that since the merger, shareholder value in the Group has increased by 25% - with market capitalisation up from $22 billion before the merger was announced to nearly $28 billion now.

As we noted in the Annual Report, based on the merger ratios and taking into account distributions and dividends paid during the year, for the calendar year to 31 December 2004, Westfield Holdings members received a return of 20%, Westfield Trust members, a return of 37% and Westfield America Trust members, a return of 41%.

Since the merger we have acquired $3.6 billion of property assets, completed $1.1 billion of development projects, and started nine new projects with a value of $2.1 billion.

We now have interests in 126 shopping centres around the world, representing nearly $42 billion of assets under management.

Westfield Holdings Limited ABN 66 001 671 496
Westfield Management Limited ABN 41 001 670 579 AFS Licence 230329
as responsible entity for **Westfield Trust** ABN 55 191 750 378 ARSN 090 849 746
Westfield America Management Limited ABN 66 072 780 619 AFS Licence 230324
as responsible entity for **Westfield America Trust** ABN 27 374 714 905 ARSN 092 058 449



We released our quarterly review of operations just a couple of days ago and I'm pleased to report it showed that our shopping centres in all markets are performing strongly, with leasing at historically high levels.

The development program continues on track in Australia, New Zealand and the US and I'm very pleased that we were able to announce recently that we have begun our first major redevelopment in the UK with the $775 million Derby project in the East Midlands.

From this we can see that throughout the corporate restructuring of the past year or so, the underlying business operations have continued to perform very well.

This has become an important feature in Westfield's success, particularly in recent years – the ability to undertake large and complex transactions and at the same time maintain the financial and management discipline to generate income and capital growth from our existing assets.

All of you are familiar with our growing global profile. As I said in my review for the Annual Report, we now have 125,000 shareholders with investors from most parts of the world, including Singapore, Japan, Hong Kong, the US, Europe, UK and, of course, our home base Australia.

Our 20,000 retailers are headquartered in the UK, France, Italy, Spain, South Africa, the US, and of course Australia and New Zealand.

We have staff moving between our international offices regularly.

We are well prepared to make the most of the global opportunities - but there are also many challenges.

Our first was to cross the threshold from a founder-run business to a professionally managed, though still entrepreneurial and hard-driving company. I believe we achieved this some years ago when I stepped back from day-to-day operations, delegating this responsibility to Steven and Peter Lowy as Managing Directors. This has been extremely successful and each has earned broad levels of respect both inside and outside the company, and in each of our markets around the world.

Our next challenge is to continue the transition from where we were pre-merger to where we are now heading – namely to be the leading global shopping centre owner, developer and manager.

To do this, Peter and Steven Lowy have taken on more strategic senior operational and financial duties as Managing Directors, and at the same time we have continued the development of our senior executives as part of this transition to professional management.

This has involved a number of restructures over the past few years to create opportunities for our most senior and talented executives to take on greater responsibility.



More recently, we have moved to an operational structure that is effectively managed by Chief Operating Officers in each of our regions, who have full responsibility for the business in their particular country, and it brings a number of benefits.

- It has greatly expanded the management roles of several of our key executives. In Australia, Bob Jordan, who joined Westfield 17 years ago as a senior developer, has risen to become Chief Operating Officer for the entire Australian/New Zealand operation.
- Similarly, Michael Gutman who joined as a senior Australian developer 11 years ago, has risen to become Chief Operating Officer and the senior executive in our London office.
- Peter Allen, who joined Westfield nine years ago, and oversaw the establishment of our business in the UK, recently took on his new role as Chief Financial Officer for the Group.
- As well as creating these new roles for people within Westfield, we have recruited senior executives from outside over the past few years.
- In the US, we recruited Ken Wong as President of operations for the US. Ken joined us after a distinguished career in real estate which included a period as head of the global theme park division at the Disney Company. Also, Peter Schwartz joined us from a leading New York law firm to become our general counsel in the US.
- In Australia, a couple of years ago we recruited Simon Tuxen as general counsel for the Group, as well as Dominic Panaccio and Mark Bloom as Deputy Chief Financial Officers.

These are obviously significant changes but the truth is that we are simply continuing an evolution. We have always had a very stable executive team. The current senior team has an average age of 47 and the average length of service with Westfield is 11 years.

An essential part of building and developing this executive team is of course the remuneration policies adopted by the Group and overseen by the Remuneration Committee of the board.

Westfield sets demanding standards and poses global challenges for its executives and those who meet those challenges rightly expect to be rewarded for doing so.

We prefer to judge the performance of our executives against our own aggressive internal targets and objectives which are designed to deliver long-term, sustainable value.

Our long term incentive plan for our senior executive team includes performance hurdles which incorporate these internal objectives and ensure a proper alignment with shareholder interests. Those performance hurdles are reviewed annually by the Remuneration Committee to ensure they remain current and appropriate for future awards.

Westfield Holdings Limited ABN 66 001 671 496
Westfield Management Limited ABN 41 001 670 579 AFS Licence 230329
as responsible entity for **Westfield Trust** ABN 55 191 750 378 ARSN 090 849 746
Westfield America Management Limited ABN 66 072 780 619 AFS Licence 230324
as responsible entity for **Westfield America Trust** ABN 27 374 714 905 ARSN 092 058 449



I have spoken at length about our management team and I would now like to talk about the stability of our business.

As at the end of 2004, 98% of the Group's income was rental income with the remaining 2% coming from management and development fees paid to us by our joint-venture partners.

Westfield is further differentiated from other property companies by the size and quality of our rental income stream which flows from more than 20,000 leases, most of which are medium or long term - at least five years and in many cases 10 years or more. That, in itself, provides great stability in our earnings.

Our occupancy levels have always been, and remain, at very high levels. The demand for space in Westfield centres has historically been very strong and remains so.

We have a diverse group of retailers of different sizes and from different industries, with an international geographic spread, meaning we are less vulnerable to local economic fluctuations or major changes within particular retail sectors from time to time.

The underlying strength of our shopping centre business itself is reinforced by the geographic spread of Westfield assets. We have shopping centres in four countries, which can to an extent help even out local economic conditions, and allows us to concentrate extra resources where necessary.

In fact, over the 45 years since Westfield was founded, income from our shopping centres has never gone backwards in any year, despite the many economic ups and downs the world has experienced over that period.

In concluding my Chairman's address, I would like to reconfirm the Group's December 2005 earnings forecast of 95.6 cents per security and the distribution forecast of 106.5 cents per security. We look forward to the future with confidence.

ENDS



Lend Lease Corporation Limited
ABN 32 000 226 228
Level 4
30 The Bond
30 Hickson Road
Millers Point NSW 2000
Australia
Telephone
(612) 9236 6111
Facsimile
(612) 9252 2192
www.lendlease.com

11 May 2005

The Manager
Companies Section
Australian Stock Exchange Limited

The Manager
Companies Section
New Zealand Stock Exchange Limited

Pages: Three (3) pages

Dear Sir

STOCK EXCHANGE ANNOUNCEMENT

GPT UNITHOLDERS HAVE THE OPTION OF VOTING NO ON 2 JUNE - ALTERNATIVE INTERNALISATION PROPOSAL

Please find attached an announcement regarding Lend Lease's proposal which provides GPT unitholders with an option to vote "NO" at the forthcoming unitholder meeting.

Further details are included in the attached media statement.

Yours faithfully
LEND LEASE CORPORATION LIMITED

S J SHARPE
Company Secretary



ASX & Media Statement

11 May 2005

GPT Unitholders Have The Option of Voting NO on 2 June - Alternative Internalisation Proposal

Lend Lease Corporation Limited ("Lend Lease") wishes to advise the market that unitholders of General Property Trust ("GPT") have the option of voting NO to the package of transactions, including internalisation, being put to them on 2 June.

In the event of a NO vote, GPT unitholders will achieve three important and positive outcomes:

- **No sales of GPT's best assets to Westfield at a discount to true value;**
- **No joint venture with Babcock & Brown ("B&B") in new markets for GPT in which Lend Lease believes GPT carries a disproportionate level of risk and lesser rewards compared to its JV partner;**
- **Internalisation of GPT management by 31 December 2005.**

The internalisation that would occur under these circumstances would be on the following basis:

- All Lend Lease funds management services provided to GPT would be charged at cost (with no incentive or performance fees) from July 1 until internalisation occurs;
- Completion of internalisation by 31 December 2005 with all appropriate staff and support resources for GPT's business transferred on an orderly and reasonable basis and timetable;
- Lend Lease would not exercise its pre-emption rights on the existing JV agreements with GPT on the Rouse Hill and Twin Waters projects.

This internalisation will deliver an annual distribution per unit (dpu) increase of approximately 1 cent per unit from 1 July 2005 and provide GPT unitholders with the only component of GPT's proposal which was described as "unambiguously positive" by GPT's independent expert, Grant Samuel.

Lend Lease wishes to make it clear that the internalisation of GPT under these circumstances would be framed in the best interests of GPT unitholders. It would consult after 2 June with GPT's major unitholders on all aspects of the proposal. Lend Lease would not seek to enhance or protect its current arrangements with GPT under these circumstances.

Lend Lease is providing a detailed analysis of what we believe are the numerous flaws in the package of transactions being put to GPT unitholders on 2 June at a market briefing this

afternoon. This analysis presents Lend Lease's case as to why the package is not in the best interests of GPT unitholders.

Lend Lease also advises that it has communicated to the ASX that it considers it indefensible that Westfield, GPT's largest unitholder, be allowed to vote together with other GPT unitholders on the package of transactions on 2 June. The sale of GPT's prime retail assets to Westfield at a discount to true value will be triggered by a YES vote on internalisation. Lend Lease maintains that this gives Westfield a clear and vested interest in the approval of this package. Lend Lease argues that Westfield is in a position of influence in relation to GPT in respect of the internalisation proposal. We are disappointed that the position of the relevant regulators is that Westfield may vote its 6.5% unitholding to secure a collateral benefit which is not available to other unitholders.

GPT unitholders should now understand the potential benefits of rejecting this package of transactions being put to them on 2 June. They can balance these benefits with the advice received from GPT's Independent Directors, as well as the highly qualified assessment of the potential merits of that package by GPT's own Independent Expert, Grant Samuel. Given the information now in the market, Lend Lease does not propose to engage in a solicitation campaign in relation to the GPT unitholder vote on 2 June.

Lend Lease is committed to assisting with orderly and reasonable transition arrangements for any internalisation of GPT.

Whatever course GPT unitholders choose, Lend Lease remains on track and strongly positioned to pursue its growth strategy.

"Lend Lease's earnings guidance for FY2005 remains unchanged from that advised with the half year results announcement in February this year. The company is comfortable that it will deliver a full year result around the upper end of the then market consensus range of $253 million to $277 million after tax, excluding earnings from the discontinued REI businesses and one-off items.

"Subject to the usual caveats regarding unforeseen market and economic events and conditions, we remain confident of delivering double digit after tax earnings growth in future years," Mr Clarke said.

ENDS.

The Lend Lease market presentation will be available on the Lend Lease website www.lendlease.com.au following this afternoon's briefing.


AUSTRALIAN SECURITIES & INVESTMENTS COMMISSION
020500315

05/0489

Australian Securities and Investments Commission
Corporations Act 2001 – Subsection 601QA(1) – Variation

Pursuant to subsection 601QA(1) of the *Corporations Act 2001* (the "Act") the Australian Securities and Investments Commission varies ASIC Instrument No [04/634] by:

1. Omitting paragraph 1 and substituting:

   '1. after subsection 601GAA(9) as notionally inserted into Chapter 5C by ASIC Class Order [CO 05/26], insert:

   "(9A) The responsible entity may set the issue price of interests in the scheme where all of the following apply:

   (a) stapled securities are quoted on:

      (i) the financial market of ASX; or

      (ii) an approved foreign exchange

      and the quotation of the stapled securities is not suspended;

   (b) the constitution makes provision for the issue price of stapled securities;

   (c) the constitution provides that the responsible entity may allocate a proportion of the issue price of the stapled securities to the interests;

   (d) stapled securities are issued at the current market price, as defined in the scheme constitution;

   (e) stapled securities are not issued to the responsible entity or any person associated with it;

   (f) the sum of the price at which the interest and the other financial products are to be issued is to equal the current market price, as defined in the scheme constitution, for the stapled securities."';

2. Omitting paragraphs 2 to 4;

3. Omitting section 601PD as notionally inserted into the Act by the instrument and substituting:

   "601PD For the purposes of sections 601FC, 601FD and 601LC:

   stapled security means two or more financial products including at least one interest in a registered managed investment scheme where:

   (a) under the terms on which each of the products are to be traded, they must be transferred together; and

   (b) there are no financial products in the same class as those financial products which may be transferred separately."; and

4. Omitting the paragraph above Schedule A.

Dated this 10th day of May 2005

[signature]

Signed by Philippa Bell
as a delegate of the Australian Securities and Investments Commission



05/0489

Australian Securities and Investments Commission
Corporations Act 2001 – Subsection 601QA(1) – Variation

Pursuant to subsection 601QA(1) of the *Corporations Act 2001* (the "Act") the Australian Securities and Investments Commission varies ASIC Instrument No [04/634] by:

1. Omitting paragraph 1 and substituting:

   '1. after subsection 601GAA(9) as notionally inserted into Chapter 5C by ASIC Class Order [CO 05/26], insert:

   "(9A) The responsible entity may set the issue price of interests in the scheme where all of the following apply:

   (a) stapled securities are quoted on:

      (i) the financial market of ASX; or

      (ii) an approved foreign exchange

      and the quotation of the stapled securities is not suspended;

   (b) the constitution makes provision for the issue price of stapled securities;

   (c) the constitution provides that the responsible entity may allocate a proportion of the issue price of the stapled securities to the interests;

   (d) stapled securities are issued at the current market price, as defined in the scheme constitution;

   (e) stapled securities are not issued to the responsible entity or any person associated with it;

   (f) the sum of the price at which the interest and the other financial products are to be issued is to equal the current market price, as defined in the scheme constitution, for the stapled securities."';

2. Omitting paragraphs 2 to 4;

3. Omitting section 601PD as notionally inserted into the Act by the instrument and substituting:

   "601PD For the purposes of sections 601FC, 601FD and 601LC:

   stapled security means two or more financial products including at least one interest in a registered managed investment scheme where:

   (a) under the terms on which each of the products are to be traded, they must be transferred together; and

   (b) there are no financial products in the same class as those financial products which may be transferred separately."; and

4. Omitting the paragraph above Schedule A.

Dated this 10th day of May 2005

Signed by Philippa Bell
as a delegate of the Australian Securities and Investments Commission

DB RREEF

Managed in partnership with Deutsche Bank

DB RREEF Funds Management Limited
ABN 24 060 920 783
Australian Financial Services Licence Holder

Level 18 225 George Street
Sydney NSW 2000

PO Box R1822
Royal Exchange NSW 1225

Telephone 61 2 9249 9500
Direct 61 2 9249 9040
Facsimile 61 2 9279 3090

Email: tony.dixon@dbrreef.com

10 May 2005

The Manager
Australian Stock Exchange Limited
20 Bridge Street
Sydney NSW 2000

Dear Sir/Madam

DB RREEF Trust (ASX:DRT)
Settlement of Regional Retail Acquisitions and Disposals

DB RREEF Funds Management Limited **(DRFM)**, in its capacity as responsible entity of DB RREEF Trust, today announced the settlement of the final two regional retail assets as set out in the Explanatory Memorandum **(EM)** dated 30th August 2004.

DRT has acquired a 50% interest in Westfield Hurstville for $232.5 million from the SAS Trustee Corporation (STC), while selling a 50% interest in West Lakes Shopping Centre for $123 million to the Westfield Group **(ASX:WDC)**.

Westfield Hurstville is one of Australia's largest regional shopping centres, located approximately 20 kilometres south-west of the Sydney CBD. The centre, which opened in 1978 and was extensively refurbished and extended in 1990, features 64,822 square metres of retail space on four levels, with Myer, Kmart, Target, Coles Supermarket, Food for Less, Toys R Us, Greater Union Cinema 8 Complex, two Food Courts and approximately 240 specialty stores.

West Lakes Shopping Centre is located approximately 14 kilometres north-west of the Adelaide CBD. The centre was completed in 1974, with further developments in 1992 and most recently in 2005, and comprises approximately 61,750 square metres, including David Jones, Harris Scarfe, Woolworths, Coles, Kmart, Reading Cinemas and 206 specialty shops.

Contact details

For any further information, please contact:

▪ Institutional investors	Tony Dixon	02 9249 9040
▪ Media enquiries	Sandra Hilmer	02 9249 9904

Yours faithfully,

Ian Thompson
Company Secretary



Lend Lease Corporation Limited
ABN 32 000 226 228
Level 4
30 The Bond
30 Hickson Road
Millers Point NSW 2000
Australia
Telephone
(612) 9236 6111
Facsimile
(612) 9252 2192
www.lendlease.com

10 May 2005

The Manager
Companies Section
Australian Stock Exchange Limited

The Manager
Companies Section
New Zealand Stock Exchange Limited

Pages: Three (3) pages

Dear Sir

STOCK EXCHANGE ANNOUNCEMENT

LEND LEASE OPPOSES GPT TRANSACTIONS WITH WESTFIELD AND B&B

– Internalisation package not in the interests of GPT unitholders –

Lend Lease Corporation Limited ("Lend Lease") rejects the assertions made in the General Property Trust ("GPT") market announcement today. GPT sought unqualified support from Lend Lease and to impose unacceptable conditions for the terms of a transition and commercial agreement between the two parties that would take effect if GPT's proposed but widely criticised internalisation package is implemented.

Further details are included in the attached media statement.

Yours faithfully
LEND LEASE CORPORATION LIMITED

S J SHARPE
Company Secretary



MEDIA RELEASE

10 MAY 2005

LEND LEASE OPPOSES GPT TRANSACTIONS WITH WESTFIELD AND B&B

– Internalisation package not in the interests of GPT unitholders –

Lend Lease Corporation Limited ("Lend Lease") rejects the assertions made in the General Property Trust ("GPT") market announcement today. GPT sought unqualified support from Lend Lease and to impose unacceptable conditions for the terms of a transition and commercial agreement between the two parties that would take effect if GPT's proposed but widely criticised internalisation package is implemented.

The failure of negotiations between the two parties has in fact arisen for two primary reasons:

1. GPT insisted that Lend Lease not attempt to seek to influence the vote of GPT unitholders, nor in any other way oppose or affect the outcome of the unitholder meeting. The proponents of the GPT internalisation package had required Lend Lease endorsement of their proposal as a condition for agreeing all of the proposed transition and commercial agreements.

   After reviewing the Explanatory Memorandum for the internalisation package and approaches from several major GPT unitholders, Lend Lease believes that the proposal is against the interests of GPT unitholders and that Lend Lease could not support it under any circumstances.

2. At the same time, despite weeks of discussions, the GPT internalisation group was not prepared to agree a fair and equitable arrangement for an initial allocation of Lend Lease resources and employees that provided certainty for ALL Lend Lease employees, not just those the GPT group may have decided to employ if their proposal is supported (all persons currently servicing the Trust are employees of the Lend Lease Group). A rational, fair and equitable agreement on this matter was a key principle for Lend Lease. Nic Lyons, representing the GPT internalisation group, threatened the immediate resignation of the senior trust management team last week if Lend Lease did not give the internalisation group unfettered access to make approaches to Lend Lease employees. Lend Lease offered to accept these resignations, but they were withdrawn.

In our opinion the internalisation package is not in the interests of GPT unitholders, primarily because it has tied to it the sale of interests in three of GPT key retail portfolio assets to Westfield and the establishment of a highly geared Joint Venture with Babcock & Brown. Lend Lease has recently held discussions with several investors about potential practical alternatives to that proposal.

Managing Director and CEO, Greg Clarke, said Lend Lease would announce its views on an appropriate internalisation model for GPT tomorrow. He said that this alternative model would avoid the sale of GPT's retail assets to Westfield and the Babcock & Brown JV.

Mr Clarke said, "Our alternative will not include making a takeover offer for GPT as an alternative to the current internalisation proposal.

"When it was announced in February, Lend Lease reserved its position on the proposed internalisation package. Now that all the fine print has been laid out in GPT's Explanatory Memorandum and given the serious issues raised by GPT's Independent Expert, we believe that the internalisation package is not in the interests of GPT unitholders and should be rejected outright," Mr Clarke said.

ENDS

For further information:

Roger Burrows
Lend Lease Corporation
Tel: 02 9236 6116

10 May 2005

Westfield

Westfield Group
Level 24, Westfield Towers
100 William Street
Sydney NSW 2011
GPO Box 4004
Sydney NSW 2001
Australia

Telephone 02 9358 7000
Facsimile 02 9358 7077
Internet www.westfield.com

The Manager
Company Announcements Office
Australian Stock Exchange Limited
Level 4, Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam

RE: WESTFIELD GROUP (ASX:WDC)
ISSUE OF STAPLED SECURITIES PURSUANT TO EXERCISE OF OPTIONS

Please be advised that 1,018,663 ordinary stapled securities (the "New Securities") have been issued as a consequence of the exercise of options held by Deutsche Bank AG.

The New Securities will rank for distributions from 1 January 2005 and will rank equally with other stapled securities currently on issue.

Yours faithfully
WESTFIELD GROUP

Simon Tuxen
Company Secretary

encl

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

**New issue announcement,
application for quotation of additional securities
and agreement**

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

Westfield Group

ABN

Westfield Holdings Limited ABN 66 001 671 496
Westfield Trust ARSN 090 849 746
Westfield America Trust ARSN 092 058 449

We (the entity) give ASX the following information.

Part 1 - All issues
You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary stapled securities
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	1,018,663
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Same terms as existing ordinary stapled securities.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes.
5	Issue price or consideration	$14,000,000
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	The stapled securities were issued as a consequence of the exercise of unquoted options issued to Deutsche Bank AG.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	10 May 2005

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
1,710,316,811	Ordinary stapled-securities

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	692,900	Options (Deutsche Bank)
		28,089,524	Options (Westfield America Trust)
		1,183,600	Options (Executive)

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	There will be no change in distribution policy

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	N/A
12	Is the issue renounceable or non-renounceable?	N/A
13	Ratio in which the +securities will be offered	N/A
14	+Class of +securities to which the offer relates	N/A
15	+Record date to determine entitlements	N/A
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	N/A
17	Policy for deciding entitlements in relation to fractions	N/A
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	N/A
19	Closing date for receipt of acceptances or renunciations	N/A

+ See chapter 19 for defined terms.

20	Names of any underwriters	N/A
21	Amount of any underwriting fee or commission	N/A
22	Names of any brokers to the issue	N/A
23	Fee or commission payable to the broker to the issue	N/A
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A
25	If the issue is contingent on +security holders' approval, the date of the meeting	N/A
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A
28	Date rights trading will begin (if applicable)	N/A
29	Date rights trading will end (if applicable)	N/A
30	How do +security holders sell their entitlements *in full* through a broker?	N/A
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	N/A

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A
33	+Despatch date	N/A

Part 3 - Quotation of securities
You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☑ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	N/A
39	Class of +securities for which quotation is sought	N/A
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	N/A
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	N/A

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)	N/A	N/A

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: (Company secretary) Date: 10 May 2005

Print name: Simon Julian Tuxen

== == == == ==



10 May 2005

Westfield

Westfield Group
Level 24, Westfield Towers
100 William Street
Sydney NSW 2011
GPO Box 4004
Sydney NSW 2001
Australia
Telephone 02 9358 7000
Facsimile 02 9358 7077
Internet www.westfield.com

The Manager
Company Announcements Office
Australian Stock Exchange Limited
Level 4, Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam

WESTFIELD GROUP (ASX:WDC)
QUARTERLY OPERATIONAL REVIEW – MARCH 2005

The following documents are attached:

1. the Westfield Group Quarterly Operational Update and Presentation; and

2. a Supplemental Disclosure Report on the Westfield Group's US operations for the year ended 31 December 2004.

Yours faithfully
WESTFIELD GROUP

Simon Tuxen
Company Secretary

Westfield Group

March 2005 – Operational Review

10 May 2005

Westfield

Opening Remarks

- 12 months on since the Merger Announcement
- WDC Business Model – earnings quality and stability
- Confirmation of Earnings and Distribution Guidance

  12 months to December '05

  - Forecast earnings per security (cents) 95.6
  - Forecast distribution per security (cents) 106.5

Portfolio Summary

	Australia	NZ	US	UK	Total
Centres	40	11	67	8	126
Retail Outlets	9,400	1,200	9,200	900	20,700
GLA (million sqm)	3.0	0.3	6.4	0.4	10.1
Asset Value (billion)	A$16.0	NZ$1.5	US$14.2	£1.8	A$40.2[1]

Gross Lettable Area

UK 4%
Australia 30%
NZ 3%
US 63%

Retail Outlets

UK 4%
Australia 46%
NZ 6%
US 44%

Assets Owned & Under Management

UK 11%
Australia 40%
NZ 4%
US 45%

[1] *Excludes Work In Progress and redevelopment projects and includes acquisitions and disposals since balance date*

Operational Review

- Retail Sales Overview
- Shopping Centre Operating Performance
- Development Pipeline
- Current Projects
- Future Projects
- Appendix

Retail Sales Overview[1]

	Period to 31 March 2005		
	12 months		3 months
	$ billion	Growth	Growth
Australia			
Majors		+4.1%	+9.1%
Specialities		+6.7%	+3.7%
Total	A$15.6 bn	+6.1%	+6.4%
New Zealand			
Specialties		+4.7%	0.2%
Total	NZ$1.6 bn	+2.8%	(0.2%)
United States[2]			
Specialties	US$6.9 bn	+5.1%	+6.2%
United Kingdom[3]	n/a	+1.8%	+0.7%

[1] *All sales growth figures are reported on a comparable basis*
[2] *Sales figures for the US are reported as a change per square foot.*
[3] *BRC-KPMG retail sales report*

Shopping Centre Operating Performance

	Portfolio Leased[1]	Specialty Occupancy Cost[1]	Lease Deals Completed[2]		Average Specialty Store Rent	
			Number	Area	Amount[1]	Growth[3]
Australia & New Zealand	>99.5%	15.3%	581	58,842 sqm	A$1,122 psm NZ$965 psm	5.1%[4]
United States	93.3%	13.8%	317	894,476 sqft	US$38.19 psf	3.3%[4]
United Kingdom	>99%	n/a	63	21,095 sqm	£447 psm	3.0%[5]

[1] *As at 31 March 2005*
[2] *3 months to 31 March 2005 – Includes new projects*
[3] *31 March 2005 compared to 31 March 2004*
[4] *Excludes newly acquired centres*
[5] *Excludes Duelguide properties and Derby which has been impacted by predevelopment works*

Development Pipeline

- **Projects under construction or in advanced planning over the next 3 years**
  - Projects under construction — A$2.8 billion
  - New projects commencing each year for the next 3 years — A$1.5 to 2 billion
- **Development pipeline broadly spread evenly across geographic regions**
- **Key projects commenced in the March 2005 quarter**
  - Australia - Liverpool (A$200m)
  - United Kingdom - Derby (£310m)
- **Other key projects to commence in 2005**
  - Australia - Chermside (A$150m), Kotara (A$130m)
  - United States - Topanga (US$300m), Annapolis (US$150m)

Current Projects
- Australia & New Zealand – Approx $900 million

Current Major Projects	Estimated Total Cost^ $ million	Target Yield*	Anticipated Completion
Innaloo (Perth)	60	9.1%	Qtr 3 '05
Helensvale (Gold Coast)	180[1]	9.2%	Qtr 4 '05
Liverpool (Sydney)	200[2]	7.7%	Qtr 4 '06
Tuggerah (Sydney)	110	8.3%	Qtr 4 '05
Queensgate (Wellington)	NZ 170	8.5%	Qtr 4 '05
Mt Druitt (Sydney)	60[3]	8.6%	Qtr 4 '05
Parramatta (Sydney)	90	7.6%	Qtr 2 '06

^ *Includes Project Profits*

* *Stabilised Incomel Estimated Total Cost*

[1] *Westfield share 50% - $90m*

[2] *Westfield share 50% - $100m*

[3] *Westfield share 50% - $30m*

Current Projects
- United States - Approx US $1.1 billion

Current Major Projects	Estimated Total Cost^ US $million	Target Yield*	Anticipated Completion
Franklin Park (Toledo, Ohio)	120	9.0%	May 7 '05
Wheaton (Wheaton, Maryland)	140	8.5%	Qtr 2 '05
Gateway (Lincoln, Nebraska)	30	9.3%	Qtr 4 '05
Chesterfield (St Louis, Missouri)	70	9.1%	Qtr 1 '06
Century City (Los Angeles, California)	140	9.0%	Qtr 4 '06
Connecticut Post (Milford, Connecticut)	120	9.0%	Qtr 2 '06
San Francisco (San Francisco, California)	420[1]	8.0% - 8.5%	Qtr 4 '06

^ *Includes Project Profits*
* *Stabilised Incomel Estimated Total Cost*
[1] *Westfield share 50% - US$210m*

Current Projects
- United Kingdom - Approx £660 million

Current Major Projects	Estimated Total Cost £ million	Target Yield	Anticipated Completion
Derby	310^[1]	8 – 8.5%*	Qtr 1 '08
White City	350[2]	6.0%	Qtr 2 '08

^ Includes Project Profits
** Westfield Group share of Stabilised Income/(Project Cost – Project Profits eliminated in stapled Group)*

[1] Westfield share 50% - £155 million
[2] Westfield share represents a 25% interest

Future Projects*

Australia & New Zealand

- Chermside (QLD)
- Kotara (NSW)
- Albany (NZ)
- Chartwell (NZ)
- Doncaster (VIC)
- Fountain Gate (VIC)
- Manukau (NZ)
- Newmarket / 277(NZ)
- North Lakes (QLD)
- Pakaranga (NZ)
- Sydney CBD (NSW)

United States

- Topanga (Los Angeles, California)
- Annapolis (Annapolis, Maryland)
- Brandon (Tampa, Florida)
- Capital (Olympia, Washington)
- Garden State Plaza (Paramus, New Jersey)
- Montgomery (Bethesda, Maryland)
- Plaza Bonita (San Diego, California)
- Sarasota (Sarasota, Florida)
- Southgate (Sarasota, Florida)
- Southcenter (Seattle, Washington)
- Southlake (Merrilville, Indiana)
- Southpark (Cleveland, Ohio)
- UTC (San Diego, California)

United Kingdom

- The Broadmarsh Centre (Nottingham)
- The Friary (Guildford)
- Broadway (Bradford)

* *Projects expected to commence within the next 3 years*

Appendix

- Comparable Specialty Retail Sales Growth by Region
- Comparable Retail Sales Growth by Category

Comparable Specialty Retail Sales Growth - by Region

	Period to 31 March 2005	
	3 months	**12 months**
Australia		
- NSW & ACT	+1.8%	+3.8%
- VIC	+3.4%	+7.5%
- QLD	+7.1%	+11.2%
- SA	+6.2%	+12.1%
- WA	+6.7%	+6.6%
Total Australia	**+3.7%**	**+6.7%**
New Zealand	**0.2%**	**+4.7%**
United States		
- East Coast	+7.8%	+6.6%
- Mid West	+3.7%	+2.9%
- West Coast	+6.6%	+5.5%
Total United States	**+6.2%**	**+5.1%**

Comparable Retail Sales Growth by Category - Australia

	Period to 31 March 2005	
	3 months	12 months
Department Stores	+14.8%	+4.0%
Discount Dept. Store	+9.4%	+5.8%
Supermarkets	+3.9%	+2.3%
Majors	**+9.1%**	**+4.1%**
Mini Majors	+6.0%	+9.6%
Cinemas	(8.1%)	+3.0%
Fashion	+4.9%	+8.2%
Food Catering	+2.4%	+7.0%
Food Retail	+3.1%	+4.4%
Footwear	+4.5%	+1.4%
General Retail	+4.0%	+5.7%
Homewares	+6.4%	+9.1%
Jewellery	+1.0%	+4.7%
Leisure	(0.2%)	+3.4%
Retail Services	+6.2%	+12.4%
Specialties	**+3.7%**	**+6.7%**
TOTAL	**+6.4%**	**+6.1%**

Comparable Retail Sales Growth by Category - United States

	Period to 31 March 2005	
	3 months	12 months
Women's ready to wear	+4.8%	+3.5%
Men's Fashion	(0.5)%	+0.7%
Unisex	+10.9%	+8.0%
Jewellery	+0.3%	(0.5)%
Leisure:		
– Music	+7.5%	+2.9%
– Electronics	+25.3%	+19.2%
– Cellular phones	(9.1)%	+5.2%
– Books	0.0%	(0.7)%
– Sports specialties	+7.1%	+2.2%
Restaurant	+2.7%	+4.2%
Food Court	+1.7%	+3.5%
Theatres	+0.7%	+3.4%

Westfield Group

U.S. Operations

Supplemental Disclosure Report

Year Ended December 31, 2004

General

Westfield America, Inc. (the "Company"), a Missouri corporation, is a real estate investment trust ("REIT") in the United States specializing in regional and super-regional shopping centers and is part of the Westfield Group, the world's largest listed retail property group. The Company has interests in 66 major shopping centers. The Company's portfolio includes clusters of shopping centers branded as "Westfield Shoppingtowns" in major markets in the east coast, midwest and west coast regions of the United States. Westfield Shoppingtowns serve approximately 12 percent of the U.S. population. The Company has shopping centers in 14 states which comprise 68.2 million square feet of retail and office space. The Company is the largest shopping center owner in California with interests in 26 centers.

The Company is engaged in the business of owning, acquiring, financing, operating, leasing, developing and redeveloping shopping centers. The Company's portfolio of 66 shopping centers (the "Centers") consists of 54 super-regional shopping centers with approximately 60.4 million square feet of space, 9 regional shopping centers with approximately 5.2 million square feet of space, 3 power centers with approximately 1.5 million square feet of space and 10 office buildings adjacent to its Centers with approximately 1.1 million square feet of space, representing approximately 89%, 8%, 2% and 1%, respectively of the Company's 68.2 million square feet of retail and office space generally referred to as gross leasable area ("Total GLA"). The Company also owns 12 separate department store properties (the "May Properties") that are net leased to the May Department Stores Company (the "May Company") and certain other real estate investments. The Centers, the May Properties and other real estate investments are referred to collectively, as the "Properties". The Company's Westfield Shoppingtowns were 94.2% leased as of December 31, 2004.

The Centers have 230 Anchors (department and discount department stores generally occupying more than 80,000 square feet) totaling approximately 38.8 million square feet of gross leasable area ("Anchor GLA"), or 57% of Total GLA. The Centers also have approximately 9,000 Mall Stores occupying approximately 27.8 million square feet of leasable area ("Mall GLA"), or 41% of Total GLA. Mall Stores include Mini-Majors (retail stores generally occupying between 20,000 and 80,000 square feet of leasable space and theaters), Mall Shops (retail stores occupying less than 20,000 square feet of leasable space) and free standing buildings outside a center in the parking areas.

In the following sections statistical data is reported for all centers except Valencia which was not managed by the Westfield Group at December 31, 2004. Additionally, all gross leasable area ("GLA") numbers are presented in square feet and all amounts are in U.S. Dollars.

Anchors

The following table indicates the parent company of each occupied Anchor at the Centers, the number of stores owned or leased by each Anchor, Anchor GLA, percentage of Anchor GLA to Total GLA and the base rent of each Anchor as of December 31, 2004:

Name	Number of Anchor Stores	Anchor GLA (000's)	Percentage of Total U.S. GLA	Percentage of Total Group GLA	2004 Total Annualized Base Rent (000's)
May Department Stores					
Robinsons-May	15	2,580	3.8 %	2.4 %	$ 113
Famous–Barr	7	1,382	2.1	1.3	842
Marshall Fields	5	1,211	1.8	1.2	—
Kaufmann's	5	781	1.2	0.7	50
Filene's	5	780	1.2	0.7	829
Lord & Taylor	6	733	1.1	0.7	803
Hecht's (including Hecht's Homestore)	4	670	1.0	0.6	200
L. S. Ayers	1	165	0.2	0.2	—
Meier & Frank	1	118	0.1	0.1	—
	49	8,420	12.5 %	7.9 %	2,837
Federated					
Macy's	26	5,118	7.6	4.8	9,982
Burdines	5	809	1.2	0.8	385
Bloomingdale's	3	644	1.0	0.6	810
Bon Marche	2	372	0.6	0.3	211
Lazarus	1	194	0.2	0.2	—
	37	7,137	10.6 %	6.7 %	11,388
Saks					
Carson Pirie Scott	4	506	0.8	0.5	379
Saks Fifth Avenue	2	145	0.2	0.1	1,432
Younkers	1	102	0.1	0.1	298
	7	753	1.1 %	0.7 %	2,109
Sears	40	7,061	10.5	6.6	4,375
JC Penney	40	6,311	9.4	5.9	4,821
Dillard's	18	3,266	4.9	3.1	1,236
Nordstrom	17	2,965	4.4	2.8	9,382
Target	6	964	1.4	0.9	1,384
Mervyn's	8	685	1.0	0.6	595
Belk	2	374	0.6	0.3	—
Wal-Mart	1	160	0.2	0.1	1,805
Lowe's Home Improvement	1	147	0.2	0.1	1,009
Neiman Marcus	1	141	0.2	0.1	157
Total	227	38,384	57.0 %	35.8 %	$ 41,098

Mall Stores

During 2004, the five Mall Store retailers accounting for the largest percentage of Mall Stores' effective rent (i.e., base rent plus percentage rent) were: Limited Brands (The Limited, Express, Bath and Body Works, Victoria's Secret and others), Gap Inc. (The Gap, Gap Kids, Baby Gap, Banana Republic, Old Navy), Foot Locker (Foot Locker and other), Abercrombie & Fitch and Zales.

The following table sets forth certain information with respect to the ten largest Mall Store retailers (through their various operating divisions) in terms of Mall GLA, as of December 31, 2004:

Tenant	Number of Mall Stores Leased	Mall GLA (000's)	Percentage of Total U.S. Mall Store GLA	Total 2004 Effective Rent (000's)	Percentage of Total U.S. Mall Store Effective Rent
Limited Brands	205	1,443	5.3%	$48,278	6.0%
Gap Inc	94	972	3.5	34,506	4.3
Foot Locker	159	696	2.5	22,763	2.8
Abercrombie & Fitch	73	543	2.0	16,769	2.1
Borders Group	43	369	1.4	10,140	1.2
Charlotte Russe	42	296	1.1	8,261	1.0
Lerner New York	33	291	1.1	9,928	1.2
Charming Shoppes	47	282	1.0	8,643	1.1
American Eagle Outfitters	52	278	1.0	9,006	1.1
Sunglass Hut	125	277	1.0	11,871	1.5
	873	5,447	19.9%	$180,165	22.3%

Sales

Total sales for Specialty Shops affect revenue and profitability levels of the Company because they determine the amount of minimum rent the Company can charge, the percentage rent it realizes, and the recoverable expenses (common area maintenance, real estate taxes, etc.) the retailers can afford to pay.

The table below sets forth total Mall Shop sales for Centers in the east coast, midwest and west coast regions of the United States:

	East Coast		Midwest		West Coast		Total	
Year	Sales (millions)	Percentage Increase	Sales (millions)	Percentage Increase	Sales (millions)	Percentage Increase	Sales (millions)	Percentage Increase
2004	$1,741	4.3%	$1,825	1.7%	$3,085	8.0%	$6,651	5.3%
2003	1,669	9.2	1,794	15.4	2,856	8.5	6,319	10.5
2002	1,528	16.3	1,555	327.2	2,633	22.8	5,716	49.5

Reported sales per square foot for Mall Shops for the years ended December 31, 2002 to 2004 were as follows:

	2004	2003	2002
Reported sales per square foot	$405	$384	$375
Increase (decrease) from prior year	5.5%	2.4%	(1.1)%
Increase (decrease) from prior year on a comparable Mall Shop basis	6.1%	1.8%	(1.1)%

The Company believes these sales levels enhance its ability to obtain higher rents from retailers.

Leasing

Leasing percentages are calculated on the basis of signed leases, excluding temporary leases which have a term of less than one year. The following table sets forth leased status for Centers in the east coast, midwest and west coast regions of the United States:

At December 31,	East Coast	Midwest	West Coast	Total
2004	95%	90%	97%	94%
2003	94%	91%	96%	94%
2002	94%	90%	96%	94%

Costs of Occupancy

The following table sets forth base rents and expense recoveries as a percentage of sales for reporting Mall Shop retailers:

	2004	2003	2002
Occupancy costs as a percentage of sales:			
Base rents	8.9%	9.0%	8.6%
Expense recoveries	4.8	5.0	5.1
Total	13.7%	14.0%	13.7%

Leases

Generally, Mall Store leases are for ten-year terms and provide for retailers to pay rent comprised of fixed and variable components. The fixed component, referred to as "base" or "minimum" rent, is often subject to steps, or contractual increases according to a negotiated schedule. The variable rent component is based upon a percentage of a retailer's gross sales in excess of a minimum annual amount. In some cases, retailers only pay base rent and, in a few cases, retailers only pay percentage rent.



Virtually all of the leases for Mall Stores contain provisions that allow the Centers to recover certain operating costs and expenses (including certain capital expenditures) with respect to the common areas (including parking facilities), all buildings, roofs and facilities within the Centers, as well as insurance and property taxes. During 2004, the Centers recovered approximately 100% of these costs and expenditures in the form of expense recoveries from tenants.

Lease Expirations

The expiration of leases present shopping center owners with the opportunity to increase base and percentage rents, modify lease terms, improve retailer mix, relocate existing retailers, reconfigure or expand retailer spaces and introduce new retailers and retail concepts to the shopping center. The Company endeavors to increase base rent levels in the Centers in part through negotiating terminations of leases of underperforming retailers and renegotiating expired leases.

The following table shows scheduled lease expirations over the next ten years based upon Mall Store leases in place at December 31, 2004:

Year Ending December 31,	Number of Leases Expiring	Mall GLA of Expiring Leases (Sq. Ft)	Percentage of U.S. Mall GLA Represented by Expiring Leases	Average Base Rent (psf) of Expiring Leases	Annualized Base Rent of Expiring Leases (000's)	Percentage of Base Rent Represented by Expiring U.S. Leases
2005	1,264	3,345,537	12.2%	$29.12	$97,430	10.5%
2006	1,053	2,379,720	8.7%	$34.25	81,496	8.8%
2007	982	2,392,054	8.7%	$38.61	92,351	10.0%
2008	801	1,922,942	7.0%	$37.01	71,175	7.7%
2009	792	1,955,364	7.1%	$37.37	73,068	7.9%
2010	718	2,106,804	7.7%	$37.15	78,259	8.5%
2011	705	1,993,826	7.3%	$40.74	81,235	8.8%
2012	614	1,904,723	7.0%	$40.89	77,880	8.4%
2013	562	1,819,708	6.7%	$43.59	79,324	8.6%
2014	513	1,552,359	5.7%	$45.19	70,148	7.6%

Mall Shop Rental Rates

The following table contains average base and effective rent (base rent plus percentage rent) on a per square foot basis of the Mall Shops:

As of December 31,	Base Rent	Effective Rent
2004	$37.88	$38.77
2003	36.31	36.99
2002	35.06	35.62

As leases have expired, the Company has generally sought to rent the available space, either to the existing retailer or a new retailer, at rental rates that are higher than those of the expiring leases, since the average rent for leases in place is generally less than the market rate for such space.



The following table illustrates increases in Mall Shop rental rates:

Year	Leases Executed During the Period[1]	Leases Expiring During the Period[2]	Percent Increase
2004	$42.27	$33.47	26.3%
2003	42.26	33.03	27.9%
2002	43.85	33.22	32.0%

[1] Represents average base rent for the initial year of occupancy including renewals.

[2] Represents average base rent for the final year of occupancy and includes scheduled expirations, early terminations, abandonments and negotiated buyouts.

Minimum rents at Mall Shops are expected to grow as a result of contractual rent increases in existing leases. Although there can be no assurances that such contractual increases will be realized, or that contractual increases are indicative of possible future increases, base rent at the Centers is expected to increase by approximately $44.0 million over the next five years through these contractual increases.

	Contractual Rent Increases ($ in Thousands)	
	By Year	Cumulative
Year		
2005	$ 10,001	$ 10,001
2006	9,929	19,930
2007	8,926	28,856
2008	8,876	37,732
2009	6,262	43,994

As required by Australian generally accepted accounting principles ("GAAP"), contractual rent increases are recognized as rental income using the straight line method over the respective lease term which may result in the recognition of income not currently billable under the terms of the lease. The amount of contractual rent recognized for Australian GAAP purposes in excess of rent billed for the years ended December 31, 2004, 2003 and 2002 was $11.6 million, $12.9 million and $6.5 million, respectively.

Seasonality

The shopping center industry is seasonal in nature, particularly in the fourth quarter during the holiday season, when retailer occupancy and retail sales are typically at their highest levels. In addition, shopping malls achieve a substantial portion of their specialty (temporary retailer) rents during the holiday season. As a result of the above, earnings are generally highest in the fourth quarter of each year.

The following table summarizes 2004, 2003 and 2002 Mall Shop Sales by quarter and Percentage Leased at quarter end.

	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
		($ In Thousands)		
2004 Quarterly Data:				
Mall Shop Sales	$1,411,837	$1,498,773	$1,505,955	$2,234,202
Percentage Leased	92%	93%	93%	94%
2003 Quarterly Data:				
Mall Shop Sales	$1,270,276	$1,395,554	$1,498,403	$2,154,816
Percentage Leased	92%	93%	93%	94%
2002 Quarterly Data:				
Mall Shop Sales	$1,145,146	$1,339,781	$1,285,825	$1,945,015
Percentage Leased	94%	93%	93%	94%

Capital Expenditures

Capital expenditures and capital leasing costs totaled $472.6 million, $318.2 million, and $220.0 million for the years ended December 31, 2004, 2004 and 2002, respectively. The following table shows the components of capital expenditures and capital leasing costs.

	For the Years Ended December 31,		
	2004	2003	2002
		($ In Millions)	
Renovations and expansions	$ 403.4	$ 254.1	$ 190.3
Tenant allowances	49.8	44.5	15.3
Capitalized leasing costs	16.1	16.1	11.9
Other capital expenditures	3.3	3.5	2.5
Total	$ 472.6	$ 318.2	$ 220.0

Westfield America Trust

The following table sets forth certain information about each of the Company's Centers at December 31,2004:

Shoppingtown & Location	Acquisition Date	Percentage Economic Interest (1)	Total GLA (2) Sq. Ft. ('000)	Specialty Store GLA Sq. Ft. ('000)	Number of Mall Store Retailers	2004 Mall Shop Sales per Sq. ft. (3)	2004 Occupancy Costs as a % of Sales	% Leased at Dec. 31, 2004	History & Status of Development	Major Retailers and Special Features
WEST COAST										
SAN DIEGO, CALIFORNIA										
Horton Plaza San Diego	1998	100%	865.1	503.8	135	$ 488	14.0%	96.0%	Opened 1985 Redeveloped 1995	Macy's, Nordstrom, Mervyn's, 14-screen theatre
Mission Valley San Diego	1996	76%	1,357.6	564.3	102	$ 401	12.5%	98.5%	Opened 1961 Redeveloped 1975/ 1983/1997/2004	Robinsons-May, Macy's Home & Furniture, Target, Nordstrom Rack, Bed Bath & Beyond, Loehmans, Michaels, 20-screen theatre
Mission Valley West San Diego	1996	76%	212.9	212.9	16	$ 486	5.8%	92.1%	Opened 1961 Redeveloped 1998	DSW Shoe Warehouse, Borders, Old Navy, Golfsmith
North County Escondido	1996/1998	100%	1,257.3	376.8	182	$ 399	14.8%	95.2%	Opened 1986	Nordstrom, Robinsons-May (2), Macy's, JC Penney, Sears
Parkway El Cajon	1998	100%	1,317.3	551.0	201	$ 393	14.3%	98.0%	Opened 1972 Redeveloped 1990/2000/2004	Robinsons-May, Sears, JC Penney, Mervyn's, Wal-Mart
Plaza Bonita National City	1996	100%	817.1	308.3	143	$ 442	13.1%	97.7%	Opened 1981 Redeveloped 2001	Robinsons-May, JC Penney, Mervyn's
Plaza Camino Real Carlsbad	1996	40%	1,124.0	405.8	152	$ 353	13.2%	96.2%	Opened 1969 Redeveloped 1979/1989	Macy's (2), Sears, Robinsons-May, JC Penney
UTC San Diego	1998	50%	1,037.7	443.2	151	$ 534	12.0%	100.0%	Opened 1977 Redeveloped 1984/1998	Nordstrom, Macy's, Robinsons-May, Sears
			7,989.0	3,366.1	1,082	$ 429	13.0%	97.1%		
LOS ANGELES, CALIFORNIA										
Century City Los Angeles	2002/2003	100%	1,055.1	363.6	112	$ 694	16.2%	96.9%	Opened 1964 Redeveloped 1980/1991 Under Redevelopment	Bloomingdale's, Macy's, 14-screen theatre 334,500 sq.ft. Office Space
Eagle Rock Los Angeles	1996	100%	458.4	167.9	70	$ 193	17.3%	87.4%	Opened 1973 Redeveloped 2001	Robinsons-May, Target
Eastland West Covina	1996	100%	796.4	594.6	35	$ 351	3.9%	100.0%	Opened 1957 Redeveloped 1979/1997	Power Centre: Target, Mervyn's, Old Navy, Baby's 'R' Us, Burlington Coat, 14-screen theatre
Fashion Square Sherman Oaks	2002	50%	843.2	340.6	127	$ 458	12.6%	98.8%	Opened 1961 Redeveloped -1977/ 1990/1996	Bloomingdale's, Macy's
Fox Hills Culver City	1998	100%	872.0	320.6	146	$ 332	16.3%	97.8%	Opened 1975 Redeveloped 1988	Macy's, Robinsons-May, JC Penney
MainPlace Santa Ana	2002	100%	1,109.6	449.1	183	$ 428	14.5%	99.8%	Opened 1987 Redeveloped 1990	Macy's, Nordstrom, Robinsons-May (2), 6-screen theatre
Palm Desert Palm Desert	1999	100%	969.4	369.4	153	$ 377	14.4%	94.3%	Opened 1983 Redeveloped 2001/2004	Macy's (2), Robinsons-May, JC Penney, Sears, Barnes & Noble

Shoppingtown & Location	Acquisition Date	Percentage Economic Interest (1)	Total GLA (2) Sq. Ft. ('000)	Specialty Store GLA Sq. Ft. ('000)	Number of Mall Store Retailers	2004 Mall Shop Sales per Sq. ft. (3)	2004 Occupancy Costs as a % of Sales	% Leased at Dec. 31, 2004	History & Status of Development	Major Retailers and Special Features
LOS ANGELES, CALIFORNIA (continued)										
Promenade................ Woodland Hills	1998	100%	614.5	344.5	49	$ 410	8.9%	97.8%	Opened 1973 Redeveloped 2002	Macy's (2), Barnes & Noble, 14-screen theatre
Santa Anita................ Arcadia	1998	90%	1,330.2	649.4	205	$ 381	14.6%	99.2%	Opened 1974 Redeveloped 1994/2004	Nordstrom, Macy's, Robinsons-May, JC Penney, Dave & Buster's, Sports Chalet, 16-screen theatre
Topanga................ Canoga Park	1996/1998	100%	1,030.7	352.1	126	$ 414	14.5%	100.0%	Opened 1964 Redeveloped 1984/ 1992/1994	Nordstrom, Robinsons-May, Sears
Valencia (4)................ Valencia	2002	25%	860.5	467.6	151	n/a	n/a	n/a	Opened 1992 Redeveloped 2002	JC Penney, Robinsons-May, Sears, 13-screen theatre
West Covina................ West Covina	1996	100%	1,179.8	531.7	213	$ 342	15.5%	94.7%	Opened 1975 Redeveloped 1990/1993	Macy's, Robinsons-May, Sears, JC Penney
			11,119.8	4,951.1	1,570	$ 404	12.8%	97.8%		
NORTHERN CALIFORNIA										
Downtown Plaza................ Sacramento	1998	100%	1,226.2	406.8	120	$ 363	14.2%	90.5%	Opened 1971 Redeveloped 1993	Macy's (2), 7-screen theatre, 315,900 sq.ft. Office Space
Oakridge................ San Jose	1998	100%	1,100.6	592.3	203	$ 406	15.1%	95.6%	Opened 1973 Redeveloped 1995/2003	Macy's, Sears, Target, 20-screen theatre
Galleria at Roseville................ Roseville	2002	100%	1,036.8	464.7	142	$ 497	11.7%	96.4%	Opened 2000	Nordstrom, Macy's, JC Penney, Sears
San Francisco Centre................ San Francisco	2002	100%	498.1	186.1	70	$ 608	19.2%	98.0%	Opened 1988 Under Redevelopment	Nordstrom
Solano................ Fairfield	1998	100%	1,035.5	476.0	156	$ 356	12.8%	99.6%	Opened 1981 Redeveloped 1985	Macy's, Sears, JC Penney, Mervyn's, Best Buy, 16-screen theatre
Valley Fair................ San Jose	1998	50%	1,476.7	742.0	260	$ 690	14.0%	97.5%	Opened 1986 Redeveloped 1997/2002	Nordstrom, Macy's (2)
			6,373.9	2,867.9	951	$ 505	14.1%	96.3%		
WASHINGTON										
Capital................ Olympia	1998	100%	584.7	278.1	110	$ 343	11.4%	97.7%	Opened 1978 Redeveloped 2003	JC Penney, Mervyn's, Bon Marche, Best Buy, 4-screen theatre
Southcenter................ Seattle	2002	100%	1,327.7	370.2	159	$ 552	12.1%	97.7%	Opened 1968 Redeveloped 1992/2000	Nordstrom, Bon Marche, JC Penney, Sears, Mervyn's
Vancouver................ Vancouver	1996/2000	100%	884.9	343.4	141	$ 319	11.7%	90.8%	Opened 1977 Redeveloped 1979/1993	Meier & Frank, Nordstrom, Sears, JC Penney, Mervyn's
			2,797.3	991.7	410	$ 419	11.9%	95.3%		
COLORADO										
Westland................ Denver	1996	100%	486.8	169.8	17	$ 228	2.5%	97.7%	Opened 1960 Redeveloped 1978/1994	Sears, Lowes Home Improvement
West Coast Total			28,766.8	12,346.6	4,030	$ 438	12.9%	97.1%		

Shoppingtown & Location	Acquisition Date	Percentage Economic Interest (1)	Total GLA (2) Sq. Ft. ('000)	Specialty Store GLA Sq. Ft. ('000)	Number of Mall Store Retailers	2004 Mall Shop Sales per Sq. ft. (3)	2004 Occupancy Costs as a % of Sales	% Leased at Dec. 31, 2004	History & Status of Development	Major Retailers and Special Features
MIDWEST										
ILLINOIS / INDIANA										
Fox Valley Aurora	2002	100%	1,423.9	544.2	189	$ 332	14.5%	83.9%	Opened 1975 Redeveloped 1988/1996/1998	Carson Pirie Scott, Marshall Field's, Sears, JC Penney
Hawthorn Vernon Hills	2002	100%	1,291.0	488.2	160	$ 362	14.3%	94.9%	Opened 1972 Redeveloped 1989/1994/1997	Carson Pirie Scott, Marshall Field's, Sears, JC Penney
Louis Joliet Joliet	2003	100%	944.4	327.9	112	$ 353	14.5%	90.1%	Opened 1978	Carson Pirie Scott, Marshall Field's, Sears, JC Penney
North Bridge Chicago	2003	33%	679.0	419.0	74	$ 647	15.3%	99.7%	Opened 2000	Nordstrom
Old Orchard Skokie	2002	100%	1,807.5	683.5	138	$ 501	15.2%	96.4%	Opened 1956 Redeveloped 1995	Bloomingdale's, Lord & Taylor, Marshall Field's, Nordstrom, Saks Fifth Avenue, 13-screen theatre, 60,300 sq. ft Office Space
Southlake Hobart, Indiana	2002	100%	1,277.0	590.6	179	$ 389	13.6%	89.4%	Opened 1974 Redeveloped 1978/2000	Carson Pirie Scott, L.S. Ayers, Sears, JC Penney, Kohl's
			7,422.8	3,053.4	852	$ 410	14.6%	92.4%		
OHIO										
Belden Canton	2002	100%	825.5	315.3	113	$ 404	12.5%	97.4%	Opened 1970 Redeveloped 1987	Dillard's, Kaufmann's, Sears
Franklin Park Toledo	2002	100%	945.5	279.6	112	$ 451	14.3%	94.0%	Opened 1971 Redeveloped 1993 Under Redevelopment	Dillard's, JC Penney, Marshall Field's
Great Northern North Olmstead	2002	100%	1,214.6	416.6	147	$ 318	16.0%	86.1%	Opened 1976 Redeveloped 1987/1992/1996/2001 Under Redevelopment	JC Penney, Kaufmann's, Sears, Dillard's, Dick's Sporting Goods
Midway Elryia	2002	100%	1,103.0	441.3	132	$ 288	14.6%	82.8%	Opened 1966 Redeveloped 1979/1990	Dillard's, JC Penney, Kaufmann's, Sears
Richland Mansfield	2002	100%	718.5	153.7	66	$ 290	11.4%	86.8%	Opened 1969	JC Penney, Kaufmann's, Lazarus, Sears
Southpark Strongsville	2002	100%	1,422.8	720.9	157	$ 351	14.1%	96.2%	Opened 1996	Dillard's, JC Penney, Kaufmann's, Sears, Kohl's
			6,229.9	2,327.4	727	$ 358	14.1%	91.1%		

Shoppingtown & Location	Acquisition Date	Percentage Economic Interest (1)	Total GLA (2) Sq. Ft. ('000)	Specialty Store GLA Sq. Ft. ('000)	Number of Mall Store Retailers	2004 Mall Shop Sales per Sq. ft. (3)	2004 Occupancy Costs as a % of Sales	% Leased at Dec. 31, 2004	History & Status of Development	Major Retailers and Special Features
MISSOURI										
Chesterfield............................ Chesterfield	2002	100%	1,125.0	465.0	162	$ 284	12.3%	92.5%	Opened 1976 Redeveloped 1983/ 1995/1999 Under Redevelopment	Famous-Barr, Dillard's, Sears
Crestwood............................ St. Louis	1998	100%	1,025.9	447.9	157	$ 259	17.9%	82.1%	Opened 1957 Redeveloped 1984/1999	Famous-Barr, Dillard's, Sears, 10-screen theatre
Mid Rivers............................ St. Louis	1996	100%	1,054.6	458.7	152	$ 340	13.2%	92.1%	Opened 1987 Redeveloped 1990 1996/2000	Famous-Barr, Dillard's, Sears, JC Penney, 14-screen theatre
Northwest............................ St. Ann	1997	100%	1,745.6	793.3	170	$ 237	16.9%	79.1%	Opened 1965 Redeveloped 1989	Famous-Barr, Dillard's, Sears, 9-screen theatre, Steve & Barry's, 153,500 sq. ft. Office Space
South County............................ St. Louis	1996	100%	1,029.0	365.6	152	$ 326	13.8%	93.0%	Opened 1963 Redeveloped 1979/2002	Famous-Barr, Dillard's, JC Penney, Sears
West County............................ Des Peres	1996	100%	1,264.4	474.0	154	$ 398	16.9%	94.4%	Opened 1969 Redeveloped 1985/2002	Famous-Barr, Nordstrom, Lord & Taylor, JC Penney, Dick's Sporting Goods
West Park............................ Cape Girardeau	1996	100%	493.1	220.8	82	$ 248	12.3%	80.9%	Opened 1981 Redeveloped 1984	Famous-Barr, JC Penney
			7,737.6	3,225.3	1,029	$ 311	14.9%	87.2%		
NEBRASKA										
Gateway............................ Lincoln	2002	100%	966.9	398.3	107	$ 324	13.4%	93.6%	Opened 1960 Redeveloped 1995 Under Redevelopment	Dillard's, JC Penney, Sears, Younkers, Steve & Barry's, 61,200 sq. ft. Office Space
Mid West Total			22,357.2	9,004.4	2,715	$ 355	14.5%	90.3%		

Shoppingtown & Location	Acquisition Date	Percentage Economic Interest (1)	Total GLA (2) Sq. Ft. ('000)	Specialty Store GLA Sq. Ft. ('000)	Number of Mall Store Retailers	2004 Mall Shop Sales per Sq. ft. (3)	2004 Occupancy Costs as a % of Sales	% Leased at Dec. 31, 2004	History & Status of Development	Major Retailers and Special Features
EAST COAST										
CONNECTICUT										
Connecticut Post, Milford	1996	100%	952.6	364.9	129	$ 309	15.1%	93.5%	Opened 1960 Redeveloped 1991/2000 Under Redevelopment	Filene's, JC Penney, Sears
Enfield, Enfield	1996	100%	720.6	250.0	77	$ 280	12.8%	90.9%	Opened 1971 Redeveloped 1987/ 1998/2001	Filene's (2), Sears, Target, 12-screen theatre
Meriden, Meriden	1996/1997	100%	884.0	432.1	150	$ 325	16.7%	92.1%	Opened 1971 Redeveloped 1988/ 1993/1999	Filene's, JC Penney, Sears, Best Buy, Dick's Sporting Goods
Trumbull, Trumbull	1996	100%	1,196.3	499.6	169	$ 410	15.2%	92.8%	Opened 1962 Redeveloped 1982/ 1987/1990/1992	Macy's, Filene's, Lord & Taylor, JC Penney
			3,753.5	1,546.6	525	$ 339	15.3%	92.5%		
MARYLAND										
Annapolis, Annapolis	1996/1997	100%	1,205.7	513.6	177	$ 525	12.1%	98.7%	Opened 1980 Redeveloped 1983/ 1994/2000	Nordstrom, Hecht's, Lord & Taylor, JC Penney, Sears, 11-screen theatre
Montgomery, Bethesda	2001	50%	1,238.6	526.5	191	$ 546	13.6%	98.0%	Opened 1968 Redeveloped 1976/1982 1984/1991/2001	Nordstrom, Hecht's (2), Sears
Wheaton, Wheaton	1997/1999	100%	1,233.2	416.2	110	$ 360	14.2%	99.2%	Opened 1960 Redeveloped 1987 Under Redevelopment	Hecht's, JC Penney, Target, Macy's (opening 2005), 11-screen theatre, 193,200 sq. ft. Office Space
			3,677.5	1,456.3	478	$ 501	13.1%	98.6%		
NORTH CAROLINA										
Eastridge, Gastonia	2002	100%	913.4	313.6	101	$ 231	11.8%	77.4%	Opened 1976 Redeveloped 1999	Belk , Dillard's, JC Penney, Sears
Independence, Wilmington	1998/1999	78%	1,002.8	369.0	147	$ 277	15.3%	94.1%	Opened 1979 Redeveloped 2001	Belk , Dillard's, JC Penney, Sears
			1,916.2	682.6	248	$ 261	14.2%	86.4%		

Shoppingtown & Location	Acquisition Date	Percentage Economic Interest (1)	Total GLA (2) Sq. Ft. ('000)	Specialty Store GLA Sq. Ft. ('000)	Number of Mall Store Retailers	2004 Mall Shop Sales per Sq. ft. (3)	2004 Occupancy Costs as a % of Sales	% Leased at Dec. 31, 2004	History & Status of Development	Major Retailers and Special Features
FLORIDA										
Brandon, Tampa	2002	100%	981.1	361.4	151	$ 426	13.3%	98.6%	Opened 1995	Burdines's, Dillard's, JC Penney, Sears
Citrus Park, Tampa	2002	100%	1,092.2	452.7	143	$ 382	13.8%	97.8%	Opened 1999	Burdines's, Dillard's, JC Penney, Sears, 20-screen theatre
Countryside, Clearwater	2002	100%	1,218.0	399.2	169	$ 373	14.2%	91.8%	Opened 1975 Redeveloped 1988	Burdines's, Dillard's, JC Penney, Sears
Sarasota, Sarasota	2003	100%	855.1	274.5	117	$ 315	13.2%	83.8%	Opened 1977	Burdines's, Dillard's, JC Penney, Sears
Southgate, Sarasota	2003	100%	422.1	136.2	49	$ 501	9.3%	98.6%	Opened 1956 Redeveloped 1988/1997	Burdines's, Dillard's, Saks Fifth Avenue
			4,568.5	1,624.0	629	$ 390	13.2%	94.2%		
OTHER:										
NEW JERSEY										
Garden State, Paramus	2000/2002	50%	1,995.2	862.4	274	$ 576	16.0%	99.2%	Opened 1957 Redeveloped 1985/ 1989/1997	Macy's, Lord & Taylor, JC Penney, Nordstrom, Neiman Marcus
NEW YORK										
South Shore, Bay Shore	1996	100%	1,165.2	307.9	126	$ 420	15.8%	96.7%	Opened 1963 Redeveloped 1998	Macy's, Lord & Taylor, Sears, JC Penney
East Coast Total			17,076.1	6,479.8	2,280	$ 411	14.3%	94.7%		
Total All Regions			68,200.1	27,830.8	9,025	$ 405	13.7%	94.2%		

NOTES:
(1) Reflects WAT's economic interest as determined under Australian GAAP.
(2) Includes both anchor owned and leased GLA.
(3) Sales per square foot for Mall shops under 10,000 square feet.
(4) Valencia was not managed by the Westfield Group as of December 31, 2004..

Form **605**

Corporations Law
Section 671B

Notice of ceasing to be a substantial holder

To: Company Name/Scheme **Westfield Group**
100 William Street
SYDNEY NSW 2000
Fax: (02) 9358 7077

ACN/ARSN **ABN 66 001 671 496**

1. Details of substantial holder

Name
ACN (if applicable)

National Australia Bank Limited Group (ACN 004 044 937) being comprised of the bodies corporate listed in Annexure A and which includes:
Flexiplan Australia Limited ACN 056 678 427
Godfrey Pembroke Financial services Limited ACN 003 059 541
National Asset Management Limited ACN 062 806 884
National Australia Trustees Limited ACN 007 350 405
MLC Limited ACN 000 000 402
MLC Investments Limited ACN 002 641 661

The holder ceased to be a substantial holder on 29/04/2005

The previous notice was given to the company on 21/07/2004
The previous notice was dated (d/m/y) 21/07/2004

2. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate, in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change	Consideration given in relation to change	Class and number of shares affected	Persons votes affected
21/07/2004 to 29/04/2005	Flexiplan Australia Limited	Share purchase	\$14.64 to \$17.26	Ordinary 102,714	102,714
21/07/2004 to 29/04/2005		Share sale	\$14.35 to \$17.36	Ordinary 114,173	114,173

2. Changes in relevant interests cont.

21/07/2004 to 29/04/2005	Godfrey Pembroke Financial Services Limited	Share purchase	$14.77 to $17.32	Ordinary 79,501	79,501
21/07/2004 to 29/04/2005	MLC Limited	Share purchase	$16.69 to $17.26	Ordinary 44,957	44,957
21/07/2004 to 29/04/2005		Share sale	$15.29	Ordinary 1,983	1,983
21/07/2004 to 29/04/2005	MLC Investments Limited	Share purchase	$14.68 to $17.35	Ordinary 2,945,885	2,945,885
21/07/2004 to 29/04/2005		Share sale	$15.48 to $16.95	Ordinary 8,725,076	8,725,076
16/11/2004 to 15/04/2005	National Australia Trustees Limited	Share disposal	No change in beneficial ownership – Acting as trustee	Ordinary 1,402	1,402
11/08/2004 to 9/09/2004		Share Acquisition	No change in beneficial ownership – Acting as trustee	Ordinary 5,968	5,968
8/12/2004		Share purchase	$15.80	Ordinary 630	630
28/07/2004 to 15/02/2005		Share sale	$15.15 to $17.17	Ordinary 17,338	17,338
17/05/2004		Pursuant to an exemption granted under IDPS Class Order CO 02/94 dated 17 May 2004 the holders interest is no longer relevant for the purposes of calculating substantial holdings	Not applicable	Ordinary 79,283	79,283
30/07/2004 to 8/03/2005	National Asset Management Limited	Share sale	$15.15 to $16.86	Ordinary 79,534	79,534
27/10/2004 to29/03/2005		Share purchase	$14.7348 to $16.6458	Ordinary 90,000	90,000

3. Changes in association

The following persons who have become associates of, ceased to be associates of, or have changed the nature of their association with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN (if applicable)	Nature of association
No change	

4. **Addresses**

The addresses of persons named in this form are as follows:

	Address
Flexiplan Australia Limited	Level 16 216 St Georges Terrace PERTH WA 6000
Godfrey Pembroke Financial services Limited	Level 13 24 Market Street SYDNEY NSW 2000
MLC Limited	Level 10 105-153 Miller Street NORTH SYDNEY NSW 2060
MLC Investments Limited	Level 4 105-153 Miller Street NORTH SYDNEY NSW 2060
National Asset Management Limited	Level 6 333 Collins Street MELBOURNE VIC 3000
National Australia Bank Limited	Level 24 500 Bourke Street MELBOURNE VIC 3000
National Australia Trustees Limited	Level 24 500 Bourke Street MELBOURNE VIC 3000

Signature

name Susan Elizabeth Crook

Capacity
Associate Company Secretary
for and on behalf of National Australia Bank Limited

signature

date / /

ANNEXURE A

This is Annexure A of three pages referred to
in the Form 605 Notice of ceasing to be a substantial holder signed by me and dated
/ /

Susan Elizabeth Crook
Associate Company Secretary

National Australia Bank Limited Group

National Equities Limited

National Australia Group (NZ) Limited

BNZ International Australia Limited
BNZ Securities Australia Limited
Partown Pty Limited

Bank of New Zealand Limited
BNZ Corporation Limited
Interchange and Settlement Limited (12.6%)
Quill Financing Limited (76%)
Peterel Financing Limited (99%)
BNZ Capital Guaranteed Growth Fund Limited
Loyalty New Zealand Limited (25%)
Mondex New Zealand Limited (20%)
Visa New Zealand Limited (23%)
BNZ Funding Limited
BNZ International (Hong Kong) Limited

BNZ Investments Limited
BNZ Equipment Limited
BNZ International Limited
Amber Liquid Investments Limited
BNZI Securities (No 1) Limited
BNZI Securities (No 2) Limited
BNZ Property Investments Limited
BNZ Branch Properties Limited
BNZ Properties (Auckland) Limited
BNZ Properties Limited
Flamingo Holdings Incorporated
Maroro Leasing Limited
New Zealand Card Services Limited
Screen Holdings No. 2 Limited
Screen Holdings No. 3 Limited
Screen Holdings No. 4 Limited
Screen Holdings No. 5 Limited
Screen Holdings No. 6 Limited

Custom Fleet (NZ) Limited
BNZ Fleet Limited
Custom Service Leasing (New Zealand) Limited
Custom Fleet Leasing (NZ) Ltd
Fleetlease (New Zealand) Limited
National Australia Limited (In liquidation)
Electronic Transaction Services Ltd (25%)

National Americas Investment, Inc.
MSRA Holdings, Inc.
National Americas Capital Investment LLC

National Australia Capital Markets, LLC
National Australia Capital Markets (Japan) Co Ltd

National Australia Bank Capital LLC

National Australia Funding, (Delaware) Inc.

National Mortgage Securities Inc

NAB Gold LLC
NAB Iron LLC

National Capital Holdings I LLC

National Wealth Management Holdings Limited

ACN 094 484 625 Ltd
National Australia Management Services Ltd. (In Liquidation)
National Wealth Management Services Ltd
MLC Asia Ltd

National Australia Financial Management Limited
MLC Corporate Services Asia Pte Limited
PT MLC Investment Indonesia Ltd
National Corporate Investment Services Limited
MLC Funds Management Limited
GWM Adviser Services Limited
Godfrey Pembroke Limited
National Asset Management Limited
NAM NT Rail Pty Limited
National Australia Financial Planning Pty Limited (In Liquidation)
National Australia Superannuation Pty. Ltd.
NAFM Investments Pty. Ltd. (In Liquidation)
JANA Investment Advisers Pty Limited
Superannuation for Australian Corporate Employees Pty Ltd (In Liquidation)
Wealth Management & Community Fund Pty Ltd (Not yet established)

MLC Holdings Limited
Your Prosperity Limited
MLC Investments Limited
MLC Computer Pty Limited (in Liquidation)
Apogee Financial Planning Limited
Australian Eagle Life Ltd (In Liquidation)

MLC Limited
ThreeSixty Limited
Godfrey Pembroke Financial Services Limited (in Liquidation)
Heritage Management Limited (In Liquidation)
Plum Financial Services Limited
PLUMFS Limited (In Liquidation)
PFS Nominees Pty Ltd
FlexiPlan Australia Limited (In Liquidation)
Medfin Australia Pty Limited
MLC Properties Pty Limited
MLC Nominees Pty Ltd
Messonia Pty Limited (In Liquidation)
Fortuitous Assets Ltd
Sophisticated Assets Ltd
Eight Star Group Ltd
Stable Markets Holdings Ltd
HKMLC Insurance Holdings Ltd (55%)
MLC (Hong Kong) Ltd
MLC Trustees (Hong Kong) Ltd
Hong Kong Wealth Management Ltd
SMMR (Thailand) Co. Ltd (49%)
Tun Charoen Ltd (51%)
PT MLC Life Indonesia (50%)

MLC Lifetime Company Limited
CFG Nominees Pty Ltd (In liquidation)
Capita Properties Pty Ltd
Tropical Breeze, Inc (In liquidation)
Cameron Close Pty Ltd (In Liquidation)

National Wealth Management International Holdings Limited
National Wealth Management Europe Holdings Limited
National Europe Holdings (Wealth Management) Limited
National Wealth Management Europe Services Limited
National Australia Insurance Services Limited
MLC Savings Limited
MLC Management Ltd
Clydesdale Bank Insurance Brokers Limited

Northern Bank Insurance Services Ltd.
Yorkshire Bank Financial Services Limited
Wealth Management Mauritius Holdings Limited
PT Telur Emas Perkasa
PT Indonesia Emas Perkasa
PT Telur Emas Indonesia
National Wealth Management New Zealand Holdings Limited
BNZ Investment Management Limited
BNZ Life Insurance Limited
BNZ Nominees Limited

National Australia Group Europe Limited
PMJI Inc
National Americas Holdings Ltd

National Australia Group Europe Investments Ltd
National Australia Group Europe PHC Limited
National Australia Group Europe Finance B.V.
National Australia UK Pension Trustee Ltd
Amber Liquid (UK) Investments Limited
National Australia Group SSP Trustee Ltd
National Australia Finance (Commercial Leasing) Limited
National Australia Finance (Equipment Leasing) Limited
National Australia Finance (Leasing) Limited
The Deep in Hull Limited
NAGEO B.V.
Angara Company Limited
Ariodante Limited
PFA Limited
Starfish Company Limited

National Europe Holdings Limited
National Australia Group Europe Services Ltd

Mora Property Development Co Limited (20% NBL)
Kensington Hotel (Belfast) Limited (20% NBL)

National Australia Bank (GB) Limited

National Europe Holdings (GB) Ltd

Clydesdale Bank PLC
CB House Purchase Limited
National Australia Group CIF Trustee Ltd
CB Nominees Limited
CB Shelfco No. 1 Limited (In liquidation)
CB Trustee Nominees Limited
Clydesdale Bank Custodian Nominees Limited
Clydesdale Bank Asset Finance Limited
Clydesdale Bank Pension Trustee Limited
Clydesdale European Finance Limited
CGF No. 3 Limited
CGF No. 6 Limited
CGF No. 9 Limited
CGF No. 12 Limited
Clydesdale Bank (Head Office) Nominees Ltd
Clydesdale Bank (London) Nominees Limited
Clydesdale Bank (Piccadilly) Nominees Limited
North of Scotland Bank (London) Limited
Warren Collections Limited
Clydesdale Trustee & Custodial Services (Ireland) Ltd (In liquidation)
Clydesdale Corporate Investment Services (Ireland) Ltd (In liquidation)
Clydesdale Ireland Securities Nominees Limited (In liquidation)
Yorkshire Bank PLC
Yorkshire Bank Retail Services Ltd.
Fairhalsen Collections Ltd.
Storecard Ltd.
Eden Vehicle Rentals Ltd.
Yorkshire Bank Finance Ltd.
Yorkshire International Finance B.V.
Northern and General Finance Ltd.
Yorkshire Bank Equipment Leasing Ltd.
Yorkshire Bank Commercial Leasing Ltd
Allerton House Properties Limited
YB Lease Ltd.
Yorlease Ltd
Yorkshire Bank Home Loans Ltd.
Yorkshire Bank Investments Ltd.
Yorkshire BIHK Limited
Yorkshire Bank Financial Services Ltd
Yorbank Nominees Ltd.
Yorkshire Bank Nominees Ltd.
Brunswick Collection Services Ltd I
YB Trust Company Ltd.
North British Finance Group Ltd.

MSRA UK Limited
North British Motor Finance Ltd
North British Finance Ltd
EVR Limited
Custom Fleet Limited



National Australia Group Services Limited

Custom Lease Pty. Limited (In liquidation)
Custom Service Leasing Limited
Hegira Limited
Laura Pty. Limited (In liquidation)
Lavallette Pty. Limited (In liquidation)
NSW Housing No. 1 Pty. Limited
Omnibus Leasing (1978) Limited (In liquidation)
Rail Leasing Limited (In Liquidation)
River Boyne Pty. Limited
River Embley Pty. Limited
Zermatt Limited (In liquidation)
Fleet Systems Pty. Limited
Custom Fleet (Australia) Limited

NBA Properties Limited

CBC Holdings Limited
CBC Properties Limited
NBA Properties (Qld.) Limited
NBA Properties (Vic.) Limited

IMD Management Ltd (In Liquidation)

Other companies
ARDB Limited
Australian Banks' Export Re-finance Corporation Limited
BOACT Pty Ltd
Commercial Nominees Pty. Limited
Erstfeld Pty Limited (In Liquidation)
HICAPS Pty Limited
NAF Trustee Limited
National Australia Corporate Advisory Limited
NAB Investments Limited
National Australia Corporate Services Limited
Nautilus Insurance Pte. Ltd.
Nautilius Insurance (Europe) Ltd
NAB Finance (Ireland) Ltd
National Capital Guaranteed Fund Limited (In liquidation) (49%)
Matrix Film Investment One Pty Limited
Matrix Film Investment Two Pty Limited
National Australia Finance (Asia) Limited
Diba Investments Limited
National Australia Finance (Hong Kong) Plc
National Australia Investment Capital Limited
National Australia Investment Brokers Limited
National Australia Managers Limited
National Australia Merchant Bank (Singapore) Limited
National Australia Overseas Holding (Singapore) Private Limited
National Australia Securities Limited
National Australia Trustees Limited
Bourke Street Nominees Pty. Limited
National Australia Underwriters Limited
National Infrastructure Investment No.1 Pty Ltd
National Infrastructure Investment No.2 Pty Ltd
National Infrastructure Investment No.3 Pty Ltd
Asibond Pty Limited
Valewin Pty Limited
Elly Investments Pty Ltd
Rosie Investments Pty Ltd (85%)
National Nominees Limited
National Nominees (London) Limited
National Margin Services Pty Ltd
NMS Nominees Pty Ltd
National Markets Group Limited
Australian Market Automated Quotation (Ausmaq) System Limited
Ausmaq (NZ) Limited
National OnLine Trading Limited
National OnLine Trading Nominees Pty Ltd
O2-e Limited
National eProcurement Ltd
National eProcurement Australia Pty Ltd
National eProcurement UK Ltd
NBA Leasing Pty. Limited
VPL Securities Pty Limited
Alice Corporation Pty Ltd (61.53%NAB)
Harkay Limited

Guidestar Financial Limited
Guidestar Financial Group Limited
Pinnacle Holdings NZ Ltd
Vilexton Pty Limited (In Liquidation)
Rycee 1 Pty Ltd (85%)
Rycee 2 Pty Ltd (85%)
Rycee 3 Pty Ltd (85%)
Deesam Pty Ltd (85%)
Rycee 5 Pty Ltd (85%)
Rycee 6 Pty Ltd (85%)
National Australia Capital Securities (UK) PLC
National Australia Capital Securities (Jersey) Limited
Loyalty Pacific Pty Ltd (50% NAB; 50% Coles Myer)
FBP Awards Fund Pty Ltd (50% NAB; 50% Coles Myer)
Relationship Services Pty Limited
Loyalty Pacific (Hong Kong) Ltd (50% RSPL)
C.B.C. Investments Limited (In liquidation)
C.B.C. Investments Services Limited (In liquidation)
Custom Credit Holdings Limited (In liquidation)
Custom Credit Corporation Limited (In liquidation)
Carrington Confirmers Pty. Limited (In liquidation)
Australian Equity Corporation Limited (In liquidation)
First National Limited (In liquidation)
First National Finance Limited (In liquidation)
National Funding Holdings Pty Ltd
Mockey 1 Pty Ltd
Mockey 2 Pty Ltd
Mockey 3 Pty Ltd
Mockey 4 Pty Ltd
Mockey 5 Pty Ltd
Mockey 6 Pty Ltd
Messinia Pty Ltd (In Liquidation)
National Australia Travel Limited (In Liquidation)
Tasovac Pty Ltd
National Global MBS Manager Pty Ltd
Custom Lease Pty Ltd (In Liquidation)
Groundsel Pty Ltd (In Liquidation)
National Australia Leasing (Qld) Pty Ltd (In Liquidation)
Vipro Pty Ltd (NAB 33.3%)

Information and documents made public, distributed to security holders or filed with the ASX or the ASIC since January 1, 2005

Date	Document	Tab
August 14, 2006	Ceasing to be a substantial holder	1
August 4, 2006	Announcement of estimated distribution	2
July 20, 2006	New department store deals and developments	3
July 17, 2006	Change to Company Details; Notification of Share Issue	4
July 13, 2006	Announcement in response to media speculation	5
July 10, 2006	Change to Company Details; Notification of Share Issue	6
July 10, 2006	Appendix 3B	7
July 6, 2006	Appendix 3B	8
July 6, 2006	Change of Directors' Interest Notices (x4)	9
June 30, 2006	Appendix 3B	10
June 13, 2006	Westfield to control 100% of Stratford City	11
June 8, 2006	Notice of Declaration re Managed Investment Scheme (Westfield Trust)	12
June 8, 2006	Notice of Declaration re Managed Investment Scheme (Westfield America Trust)	13
June 1, 2006	Appendix 3B	14
May 29, 2006	Change to Scheme Details (Westfield Trust)	15
May 29, 2006	Change to Scheme Details (Westfield America Trust)	16
May 16, 2006	Change to Company Details; Notification of Share Issue	17
May 12, 2006	Change of Director's Interest Notice	18
May 10, 2006	Appendix 3B	19
May 9, 2006	Supplemental Disclosure for Year Ended December 31, 2005	20
May 9, 2006	1st Quarter 2006 – Review	21
May 9, 2006	Transactions with Centro Property Group & Somera Capital Management	22
May 5, 2006	Modification to Compliance Plan (Westfield Trust)	23
May 5, 2006	Modification to Compliance Plan (Westfield America Trust)	24
May 2, 2006	Results of AGM	25
May 2, 2006	Chairman's Address to AGM	26
April 24, 2006	Appendix 3B	27
April 11, 2006	Becoming a substantial holder	28
April 11, 2006	Change to Company Details; Notification of Share Issue	29
April 4, 2006	Change of Director's Interest Notice	30
April 4, 2006	Appendix 3B	31

Date	Document	Tab
March 31, 2006	Audit Report on Compliance Plan (Westfield Trust)	32
March 31, 2006	Audit Report on Compliance Plan (Westfield America Trust)	33
March 31, 2006	Meeting Documents for Westfield Holdings AGM	34
March 31, 2006	Annual Financial Reports for Year Ended December 31, 2005	35
March 31, 2006	Change to Company Details; Notification of Share Issue	36
March 29, 2006	App. 3B Issue of securities following exercise of options	37
March 27, 2006	Appendix 3B	38
March 23, 2006	Allocation of Interest Expense	39
March 21, 2006	Change to Company Details; Changes to Share Structure	40
March 17, 2006	Notice of Cancellation of revocation of a lodged document	41
March 15, 2006	Appendix 3B	42
March 8, 2006	Appendix 3B-exercise of options	43
March 7, 2006	Appendix 3B	44
March 7, 2006	Change to Company Details; Notification of Share Issue	45
March 6, 2006	Change of Director's Interest Notice	46
March 6, 2006	Change of Director's Interest Notice	47
March 3, 2006	Change to Company Details; Notification of Share Issue	48
February 28, 2006	Confirmation of Number of DRP Securities Issued	49
February 27, 2006	Appendix 3B	50
February 24, 2006	Change of Director's Interest Notice	51
February 20, 2006	Preliminary Final Report/Presentation	52
February 17, 2006	Appendix 3B	53
February 17, 2006	To acquire 15 Federated Department Store Sites	54
February 16, 2006	Change to Company Details; Notification of Share Issue	55
February 14, 2006	Becoming a substantial holder	56
February 13, 2006	Ceasing to be a substantial holder from AMP	57
February 2, 2006	Estimated Group Distribution	58
January 25, 2006	Appendix 3B	59
January 3, 2006	Change to Company Details; Notification of Share Issue	60
January 3, 2006	Change to Company Details; Change Officeholder Name or Address	61
December 23, 2005	Issue of stapled securities re: exercise of options	62
December 22, 2005	Change of Director's Interest Notice	63
December 22, 2005	Notice of Declaration re Managed Investment Scheme (Westfield Trust)	64
December 22, 2005	Appendix 3B	65
December 19, 2005	Change of Director's Interest Notice	66
December 12, 2005	Appendix 3B	67

Date	Document	Tab
December 12, 2005	Change to Company Details; Notification of Share Issue	68
December 8, 2005	Plans for World Class Retail & Office Complex Sydney CBD	69
December 1, 2005	Appendix 3B	70
November 24, 2005	Appendix 3B	71
November 24, 2005	Becoming a substantial holder from AMP	72
November 22, 2005	Notice of Declaration re Managed Investment Scheme (Westfield America Trust)	73
November 16, 2005	Change of Director's Interest Notice	74
November 9, 2005	3rd Quarter 2005 – Review	75
November 7, 2005	Appendix 3B	76
October 27, 2005	Appendix 3B	77
October 20, 2005	Half Yearly Update to Shareholders	78
October 13, 2005	Opens new centre in Queensland	79
October 11, 2005	Change to Company Details; Notification of Share Issue	80
October 11, 2005	Change to Company Details; Changes to Share Structure	81
October 7, 2005	Ceasing to be a substantial holder from AMP	82
October 4, 2005	Appendix 3B	83
September 29, 2005	Ceasing to be a substantial holder for GPT	84
September 28, 2005	Appendix 3B	85
September 28, 2005	Sale of GPT Securities	86
September 27, 2005	GPT: Resolution of Sunshine Plaza Court Case	87
September 23, 2005	Appendix 3B	88
September 23, 2005	Change to Company Details; Notification of Share Issue	89
September 13, 2005	Half Year reports for WFT and WFA	90
September 13, 2005	Change to Company Details; Notification of Share Issue	91
September 8, 2005	Change of Director's Interest Notice	92
September 5, 2005	Change of Director's Interest Notice	93
September 2, 2005	Appendix 3B	94
August 31, 2005	Number of stapled securities issued pursuant to DRP	95
August 31, 2005	Half Yearly Report and Accounts/Results Presentation	96
August 30, 2005	WDC – Proposed Issue of DRP Stapled Securities	97
August 19, 2005	Distribution Reinvestment Plan	98
August 19, 2005	Change to Company Details; Notification of Share Issue	99
August 18, 2005	Change to Company Details; Changes to Share Structure	100
August 17, 2005	Appendix 3B	101
August 12, 2005	Appendix 3B	102
August 10, 2005	Appendix 3B	103

Date	Document	Tab
August 5, 2005	Distribution Reinvestment Plan Secs. – Estimated Distribution	104
August 4, 2005	Estimated Distribution and Record Date	105
August 4, 2005	ICC: First site at Westfield Chatswood goes live	106
August 2, 2005	Change to Company Details; Changes to (Members) Share Holdings	107
July 29, 2005	In Discussions with Federated Department Stores	108
July 26, 2005	Amended Appendix 3B	109
July 25, 2005	Appendix 3B	110
July 21, 2005	Change of Director's Interest Notice	111
July 20, 2005	Appendix 3B	112
July 20, 2005	ICC: Ngage signs Westfield agreement	113
July 19, 2005	Appendix 3B	114
July 19, 2005	Presentation-International Financial Reporting Standards	115
July 4, 2005	Change to Company Details; Notification of Share Issue	116
July 1, 2005	GPT's ann: Implementation of Woden and Penrith	117
June 30, 2005	Appendix 3B	118
June 28, 2005	Appendix 3B	119
June 27, 2005	Order Granting Relief From Accounting/Auditing Requirements	120
June 17, 2005	Ceasing to be a substantial holder from CBA	121
June 17, 2005	Raises $2.35 Billion in Eurobond Market	122
June 17, 2005	Becoming a substantial holder from AMP	123
June 14, 2005	Change to Company Details; Notification of Share Issues	124
June 9, 2005	Appendix 3B	125
June 6, 2005	Expands Portfolio in New York	126
June 6, 2005	Foreign Currency Hedging Update	127
May 27, 2005	Change to Scheme Details (Westfield Trust)	128
May 27, 2005	Change to Scheme Details (Westfield America Trust)	129
May 26, 2005	Modification of Compliance Plan (Westfield Trust)	130
May 26, 2005	Modification of Compliance Plan (Westfield America Trust)	131
May 26, 2005	Becoming a substantial holder from CBA	132
May 26, 2005	Change in substantial holding from CBA	133
May 26, 2005	Appendix 3B	134
May 25, 2005	GPT Response to questions of major unitholders	135
May 19, 2005	Change to Company Details; Notification of Share Issue	136
May 18, 2005	MXG: Sale of Interest in White City	137
May 18, 2005	Purchases additional 25% in White City Development in the UK	138
May 16, 2005	Westfield America Trust – Amended Constitution	139

Date	Document	Tab
May 16, 2005	Amended Constitution	140
May 12, 2005	Results of May 12, 2005 Members' Meetings	141
May 12, 2005	Chairman's Address to Shareholders	142
May 11, 2005	LLC's ann: Alternative Internalisation Proposal	143
May 10, 2005	Notice of Declaration re Managed Investment Scheme (Westfield Trust)	144
May 10, 2005	Notice of Declaration re Managed Investment Scheme (Westfield America Trust)	145
May 10, 2005	DRT: Settlement of Regional Retail Acquisitions and Disposals	146
May 10, 2005	Opposes GPT Transactions with Westfield and B&B	147
May 10, 2005	Appendix 3B	148
May 10, 2005	Quarterly Operational Review – March 2005	149
April 29, 2005	Ceasing to be substantial holder from NAB	150
April 28, 2005	ACCC not to oppose Westfield Acquisitions	151
April 26, 2005	Change to Company Details; Notification of Share Issue	152
April 20, 2005	Appendix 3B	153
April 14, 2005	Appendix 3B	154
April 14, 2005	Meeting documents sent to Members	155
April 13, 2005	CLB ANN: Creatable Media commences US expansion	156
April 11, 2005	Change to Company Details; Notification of Share Issue	157
April 4, 2005	Ceasing to be a substantial holder from CBA	158
March 31 2005	Audit Report on Compliance Plan (Westfield Trust)	159
March 31 2005	Audit Report on Compliance Plan (Westfield America Trust)	160
March 31, 2005	Annual Reports	161
March 29, 2005	Change in substantial holding from CBA	162
March 29, 2005	Appendix 3B	163
March 24, 2005	Change to Company Details; Notification of Share Issue	164
March 21, 2005	Change of Director's Interest Notice	165
March 17, 2005	Sale of Brunel Centre Swindon UK	166
March 11, 2005	Change of Director's Interest Notice	167
March 7, 2005	Appendix 3B	168
March 4, 2005	Amendment to Preliminary Final Report/Amended Appendix 3B	169
February 28, 2005	Number of Stapled Securities Issued re DRP	170
February 28, 2005	Preliminary Final Report	171
February 25, 2005	Appendix 3B-DRP/Working Capital	172
February 23, 2005	Becoming a substantial holder from CBA	173
February 17, 2005	Acquisition of GPT Shopping Centres	174

Date	Document	Tab
February 17, 2005	GPT: GPT and B&B announce $1bn global RE Joint Venture	175
February 17, 2005	Introduction of DRP	176
February 14, 2005	Change to Company Details; Notification of Share Issue	177
February 7, 2005	Change of Review date/synchronize review date with responsible entity (Westfield Trust)	178
February 7, 2005	Change of Review date/synchronize review date with responsible entity (Westfield America Trust)	179
February 4, 2005	Change to Company Details; Notification of Share Issue	180
February 3, 2005	Corr: Not WDC's ann. re: SPC should be CCL	181
February 3, 2005	SPC's ann: Shareholders Support CCA Acquisition Proposal	182
February 3, 2005	Estimated Distribution	183
February 3, 2005	Increases Investment-Los Angeles California Shopping Centre	184
February 3, 2005	Appendix 3B	185
January 25, 2005	Introduction of DRP	186
January 21, 2005	Order granting relief from accounting/auditing requirements (Westfield Trust)	187
January 21, 2005	Order granting relief from accounting/auditing requirements (Westfield America Trust)	188
January 20, 2005	Appendix 3B – Exercise of unquoted options	189
January 13, 2005	Approval by ASX of waiver from LR 6.23.4	190
January 11, 2005	Ceasing to be a substantial holder	191
January 10, 2005	Expands Portfolio in Chicago, Illinois	192

Australian Competition & Consumer Commission

NEWS RELEASE

PO Box 1199, Dickson ACT 2602
470 Northbourne Ave, Dickson ACT 2602
Ph (02) 6243 1111 Fax (02) 6243 1199
www.accc.gov.au

A.C.C.C. NOT TO OPPOSE WESTFIELD ACQUISITIONS

The Australian Competition and Consumer Commission will not oppose the acquisitions by Westfield of 25 per cent of Sunshine Plaza (Queensland) and 50 per cent of Woden Plaza (ACT) and Penrith Plaza (NSW) from General Property Trust, ACCC Chairman, Mr Graeme Samuel, said today.

"Following market inquiries among retailers and landlords, the ACCC considers that the acquisitions are unlikely to substantially lessen competition", Mr Samuel said.

"Westfield owns a number regional shopping centres* in Sydney and one in Canberra. However, the ACCC does not consider that this transaction will result in a substantial lessening of competition as Westfield will face competition from other regional shopping centres and, to a lesser extent, from other retail centres.

"In addition, large tenants have a degree of countervailing power against Westfield and other landlords as they are essential to the success of any regional shopping centre.

"In the case of Sunshine Plaza, Westfield's 25 per cent stake will not give it management control. It is management control rather than centre ownership which is the most relevant factor in determining how a regional shopping centre deals with its retail tenants".

The ACCC will issue a public competition assessment on this matter in due course.

Media inquiries
Mr Graeme Samuel, Chairman, (02) 6243 1131 or mobile/pager 0408 335 555
Ms Lin Enright, Director, Public Relations, (02) 6243 1108 or 0414 613 520
General inquiries
Infocentre: 1300 302 502
MR 97/05
28 April 2005

*the characteristics of a regional shopping centre are:

- one planned, integrated building complex
- at least one genuine department store (8,000m²)
- at least one discount store
- at least one supermarket store
- a range of speciality stores
- a minimum size of 30,000m² gross lettable area, and
- good parking.

Australian Securities &
Investments Commission

SENDER TO KEEP
BN8903366
Express Post 22/4/05

Form 484
Corporations Act 2001

Change to company details

Sections A, B or C may be lodged independently with this signed cover page to notify ASIC of:

A1 Change of address
A2 Change of name - officeholders or members
A3 Change - ultimate holding company

B1 Cease company officeholder
B2 Appoint company officeholder
B3 Special purpose company

C1 Cancellation of shares
C2 Issue of shares
C3 Change to share structure
C4 Changes to the register of members

If there is insufficient space in any section of the form, you may photocopy the relevant page(s) and submit as part of this lodgement

Company details

Refer to guide for information about corporate key

Company name
Westfield Holdings Limited

ACN/ABN
66 001 671 496

Corporate key
95793579

Lodgement details

Who should ASIC contact if there is a query about this form?

Name
Graeme Blackett

ASIC registered agent number (if applicable)
16234

Telephone number
02 9358 7967

Postal address
GPO Box 4004
Sydney NSW 2001

Total number of pages including this cover sheet

Please provide an estimate of the time taken to complete this form.
hrs mins

Signature

This form must be signed by a current officeholder of the company.

I certify that the information in this cover sheet and the attached sections of this form are true and complete.

Name
Simon Julian Tuxen

Capacity
[ ] Director
[X] Company secretary

Signature

Date signed
21/04/05
[D D] [M M] [Y Y]

Lodgement

Send completed and signed forms to:
Australian Securities and Investments Commission,
PO Box 4000, Gippsland Mail Centre VIC 3841.

Or lodge the form electronically by visiting the ASIC website
www.asic.gov.au

For help or more information
Telephone 03 5177 3988
Email info.enquiries@asic.gov.au
Web www.asic.gov.au

Section C completion guide

Standard share codes
Refer to the following table for the share class codes for sections C1, C2, C3 and
I

Share class code	Full title	Share class code	Full title
A	A	PRF	preference
B	B ...etc	CUMP	cumulative preference
EMP	employee's	NCP	non-cumulative preference
FOU	founder's	REDP	redeemable preference
LG	life governor's	NRP	non-redeemable preference
MAN	management	CRP	cumulative redeemable preference
ORD	ordinary	NCRP	non-cumulative redeemable preference
RED	redeemable	PARP	participative preference
SPE	special		

If you are using the standard share class codes you do not need to provide the full title for the shares, just the share class code.

If you are not using the standard share class code, enter a code of no more than 4 letters and then show the full title.

Sections to complete
Use the table below to identify the sections of this form to complete (please indicate the sections that have been completed). Completion of this table is optional.

	C1 - Cancellation of shares	C2 - Issue of shares	C3 - Change to share structure table	C4 - Change to members register
Issue of shares				
☐ Proprietary company	Not required	✓	✓	✓
Public company				
☐ if in response to the Annual company statement	Not required	✓	✓	✓
☒ if not in response to the Annual company statement	Not required	✓	Not required	Not required
Cancellation of shares				
☐ Proprietary company	✓	Not required	✓	✓
Public company				
☐ if in response to the Annual company statement	✓	Not required	✓	✓
☐ if not in response to the Annual company statement	✓	Not required	Not required	Not required
Transfer of shares				
☐ Proprietary company	Not required	Not required	Not required	✓
Public company				
☐ if in response to the Annual company statement	Not required	Not required	Not required	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required
Changes to amounts paid				
☐ Proprietary company	Not required	Not required	✓	✓
Public company				
☐ if in response to the Annual company statement	Not required	Not required	✓	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required
Changes to beneficial ownership				
☐ Proprietary company	Not required	Not required	Not required	✓
Public company				
☐ if in response to the Annual company statement	Not required	Not required	Not required	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required



To notify ASIC about a division or conversion of a class of shares, you must lodge a form 211 within 28 days of the change occurring.

To notify ASIC about a conversion of shares into larger or smaller numbers, you must lodge a form 2205B within 28 days of the change occurring.

C1 Cancellation of shares

Reason for cancellation
Please indicate the reason that shares have been cancelled (select one or more boxes)

Redeemable preference shares — **S.254J**
- ☐ Redeemed out of profits
- ☐ Redeemed out of proceeds of a fresh issue of shares

Capital reduction — **S.256A – S.256E**
- ☐ Single shareholder company
- ☐ Multiple shareholder company. A Form 2560 must be lodged before a capital reduction takes place

Share buy-back. — **ss.257H(3)**
- ☐ Minimum holding buy-back by listed company
- ☐ Other buy-back type. A form 280 or 281 must be lodged at least 14 days, and no more than 1 year before the share buy-back can take place

☐ Forfeited shares — **S.258D**

Shares returned to a public company — **ss.258E(2) & (3)**
- ☐ Under section 651C, 724(2), 737 or 738
- ☐ Under section 1325A (court order)

☐ Other

Description

Give section reference

Details of cancelled shares

List the details of shares cancelled in the following table

Share class code	Number of shares cancelled	Amount paid (cash or otherwise)

Earliest date of change
Please indicate the earliest date that any of the above changes occurred.

☐☐/☐☐/☐☐
[D D] [M M] [Y Y]

C2 Issue of shares

List details of new share issues in the following table.

Share class code	Number of shares issued	Amount paid per share	Amount unpaid per share
ORD	365,336	$4.56	nil

Earliest date of change

Please indicate the earliest date that any of the above changes occurred

[2][0]/[0][4]/[0][5]

[D D] [M M] [Y Y]

If shares were issued for other than cash, were some or all of the shares issued under a written contract?

☐ **Yes**

if yes, proprietary companies must also lodge a Form 207Z certifying that all stamp duties have been paid. Public companies must also lodge a Form 207Z and either a Form 208 or a copy of the contract.

☐ **No**

if no, proprietary companies are not required to provide any further documents with this form. Public companies must also lodge a Form 208.

C3 Change to share structure

Where a change to the share structure table has occurred (eg. as a result of the issue or cancellation of shares), please show the updated details for the share classes affected. Details of share classes not affected by the change are not required here.

Share class code	Full title if not standard	Total number of shares (current after changes)	Total amount paid on these shares	Total amount unpaid on these shares

Earliest date of change

Please indicate the earliest date that any of the above changes occurred

[D D] [M M] [Y Y]

[ ][ ]/[ ][ ]/[ ][ ]

Lodgement details

Is this document being lodged to update the Annual Company Statement that was sent to you?

☐ Yes

☒ No

C4 Changes to the register of members

Use this section to notify changes to the register of members for your company (changes to the shareholdings of members):

- If there are 20 members or less in a share class, all changes need to be notified
- If there are more than 20 members in a share class, only changes to the top twenty need be notified (s178B)
- If shares are jointly owned, you must also provide names and addresses of all joint owners on a separate sheet (annexure), clearly indicating the share class and with whom the shares are jointly owned

The changes apply to
Please indicate the name and address of the member whose shareholding has changed

☐ Family name | Given names

OR

☐ Company name

ACN/ARBN/ ABN

Office, unit, level, or PO Box number

Street number and Street name

Suburb/City

State/Territory

Postcode

Country (if not Australia)

Earliest date of change
Please indicate the earliest date that any of the following changes occurred.

Date of change

[D D] / [M M] / [Y Y]

The changes are

Share class code	Shares increased by ... (number)	Shares decreased by ... (number)	Total number now held	*Total $ paid on these shares	*Total $ unpaid on these shares	Fully paid (y/n)	Beneficially held (y/n)	Top 20 member (y/n)

* Public companies are not required to provide these details

Date of entry of member's name in register
(New members only)

Date of entry

[D D] / [M M] / [Y Y]

C4 Continued... Further changes to the register of members

Use this section to notify changes to the register of members for your company (changes to the shareholdings of members):

- If there are 20 members or less in a share class, all changes need to be notified
- If there are more than 20 members in a share class, only changes to the top twenty need be notified (s178B)
- If shares are jointly owned, you must also provide names and addresses of all joint owners on a separate sheet (annexure), clearly indicating the share class and with whom the shares are jointly owned

The changes apply to
Please indicate the name and address of the member whose shareholding has changed

☐ Family name | Given names

OR

☐ Company name

ACN/ARBN/ ABN

Office, unit, level, or PO Box number

Street number and Street name

Suburb/City | State/Territory

Postcode | Country (if not Australia)

Earliest date of change
Please indicate the earliest date that any of the following changes occurred.

Date of change
[D D] / [M M] / [Y Y]

The changes are

Share class code	Shares increased by ... (number)	Shares decreased by ... (number)	Total number now held	*Total $ paid on these shares	*Total $ unpaid on these shares	Fully paid (y/n)	Beneficially held (y/n)	Top 20 member (y/n)

* Public companies are not required to provide these details

Date of entry of member's name in register
(New members only)

Date of entry
[D D] / [M M] / [Y Y]

20 April 2005

Westfield

Westfield Group
Level 24, Westfield Towers
100 William Street
Sydney NSW 2011
GPO Box 4004
Sydney NSW 2001
Australia
Telephone 02 9358 7000
Facsimile 02 9358 7077
Internet www.westfield.com

The Manager
Company Announcements Office
Australian Stock Exchange Limited
Level 4, Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam

RE: WESTFIELD GROUP (ASX:WDC)
ISSUE OF STAPLED SECURITIES PURSUANT TO EXERCISE OF OPTIONS

Please be advised that 365,336 ordinary stapled securities (the "New Securities") have been issued as a consequence of the exercise of options held by Deutsche Bank AG.

The New Securities will rank for distributions from 1 January 2005 and will rank equally with other stapled securities currently on issue.

Yours faithfully
WESTFIELD GROUP

Simon Tuxen
Company Secretary

encl

Rule 2.7, 3.10.3, 3.10.4, 3.10.5.

Appendix 3B

**New issue announcement,
application for quotation of additional securities
and agreement**

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

Westfield Group

ABN

Westfield Holdings Limited ABN 66 001 671 496 Westfield Trust ARSN 090 849 746 Westfield America Trust ARSN 092 058 449

We (the entity) give ASX the following information.

Part 1 - All issues
You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary stapled securities
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	365,336
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Same terms as existing ordinary stapled securities.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes.
5	Issue price or consideration	$5,000,000
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	The stapled securities were issued as a consequence of the exercise of unquoted options issued to Deutsche Bank AG.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	20 April 2005

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	1,709,298,148	Ordinary stapled-securities

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	706,900	Options (Deutsche Bank)
		28,089,524	Options (Westfield America Trust)
		1,183,600	Options (Executive)

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	There will be no change in distribution policy

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	N/A
12	Is the issue renounceable or non-renounceable?	N/A
13	Ratio in which the +securities will be offered	N/A
14	+Class of +securities to which the offer relates	N/A
15	+Record date to determine entitlements	N/A
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	N/A
17	Policy for deciding entitlements in relation to fractions	N/A
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	N/A
19	Closing date for receipt of acceptances or renunciations	N/A

+ See chapter 19 for defined terms.

20	Names of any underwriters	N/A
21	Amount of any underwriting fee or commission	N/A
22	Names of any brokers to the issue	N/A
23	Fee or commission payable to the broker to the issue	N/A
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A
25	If the issue is contingent on +security holders' approval, the date of the meeting	N/A
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A
28	Date rights trading will begin (if applicable)	N/A
29	Date rights trading will end (if applicable)	N/A
30	How do +security holders sell their entitlements *in full* through a broker?	N/A
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	N/A

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A
33	+Despatch date	N/A

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☑ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	N/A
39	Class of +securities for which quotation is sought	N/A
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	N/A
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	N/A

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)	N/A	N/A

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: (Company secretary) Date: 20 April 2005

Print name: Simon Julian Tuxen

== == == == ==

+ See chapter 19 for defined terms.

14 April 2005

Westfield

Westfield Group
Level 24, Westfield Towers
100 William Street
Sydney NSW 2011
GPO Box 4004
Sydney NSW 2001
Australia

Telephone 02 9358 7000
Facsimile 02 9358 7077
Internet www.westfield.com

The Manager
Company Announcements Office
Australian Stock Exchange Limited
Level 4, Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam

RE: WESTFIELD GROUP (ASX:WDC)
ISSUE OF STAPLED SECURITIES PURSUANT TO EXERCISE OF EXECUTIVE OPTIONS

Please be advised that 21,329 ordinary stapled securities (the "New Securities") have been issued as a consequence of the exercise of options pursuant to the Executive Option Plan.

The New Securities will rank for distributions from 1 January 2005 and will rank equally with other stapled securities currently on issue.

Yours faithfully
WESTFIELD GROUP

Simon Tuxen
Company Secretary

encl

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

**New issue announcement,
application for quotation of additional securities
and agreement**

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

Westfield Group

ABN

Westfield Holdings Limited ABN 66 001 671 496 Westfield Trust ARSN 090 849 746 Westfield America Trust ARSN 092 058 449

We (the entity) give ASX the following information.

Part 1 - All issues
You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary stapled securities
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	21,329
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Same terms as existing ordinary stapled securities.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes.
5	Issue price or consideration	Nil
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	The stapled securities were issued as a consequence of the exercise of options under the Group's Executive Option Plan
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	14 April 2005

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	1,708,932,812	Ordinary stapled-securities

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	711,900	Options (Deutsche Bank)
		28,089,524	Options (Westfield America Trust)
		1,183,600	Options (Executive)

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	There will be no change in distribution policy

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	N/A
12	Is the issue renounceable or non-renounceable?	N/A
13	Ratio in which the +securities will be offered	N/A
14	+Class of +securities to which the offer relates	N/A
15	+Record date to determine entitlements	N/A
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	N/A
17	Policy for deciding entitlements in relation to fractions	N/A
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	N/A
19	Closing date for receipt of acceptances or renunciations	N/A

+ See chapter 19 for defined terms.

20	Names of any underwriters	N/A
21	Amount of any underwriting fee or commission	N/A
22	Names of any brokers to the issue	N/A
23	Fee or commission payable to the broker to the issue	N/A
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A
25	If the issue is contingent on +security holders' approval, the date of the meeting	N/A
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A
28	Date rights trading will begin (if applicable)	N/A
29	Date rights trading will end (if applicable)	N/A
30	How do +security holders sell their entitlements *in full* through a broker?	N/A
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	N/A

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A
33	+Despatch date	N/A

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☑ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	N/A
39	Class of +securities for which quotation is sought	N/A
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	N/A
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	N/A

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class
N/A	N/A

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 14 April 2005
(Company secretary)

Print name: Simon Julian Tuxen

== == == == ==

+ See chapter 19 for defined terms.

Westfield

Westfield Group
Level 24, Westfield Towers
100 William Street
Sydney NSW 2011
GPO Box 4004
Sydney NSW 2001
Australia

Telephone 02 9358 7000
Facsimile 02 9358 7077
Internet www.westfield.com

14 April 2005

The Manager
Company Announcements Office
Australian Stock Exchange Limited
Level 4, Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam

RE: WESTFIELD GROUP (ASX:WDC)
Meeting documents being despatched to members

The following documents have been despatched to Members:

1. Notice of Meeting for the Annual General Meeting of Westfield Holdings Limited and meetings of Members of each of Westfield Trust and Westfield America Trust, to be held concurrently on Thursday 12 May 2005 commencing at 10.00 am;
2. Proxy form in respect of the 12 May 2005 meetings of Westfield Holdings Limited, Westfield Trust and Westfield America Trust; and
3. Letter from the Chairman dated 13 April 2005.

Copies of these documents are attached.

The Annual Report Westfield Holdings Limited and its consolidated entities and the Annual Reports for each of Westfield Trust and Westfield America Trust, copies of which were lodged with the Exchange on 31 March 2005, have also been despatched to Members.

Yours faithfully
WESTFIELD GROUP

Simon Tuxen
Company Secretary

encl

WESTFIELD GROUP

NOTICE OF MEETINGS & EXPLANATORY NOTES

ANNUAL GENERAL MEETING OF WESTFIELD HOLDINGS LIMITED
ABN 66 001 671 496

MEETING OF MEMBERS OF WESTFIELD AMERICA TRUST
ARSN 092 058 449

MEETING OF MEMBERS OF WESTFIELD TRUST
ARSN 090 849 746

Westfield

NOTICE IS HEREBY GIVEN THAT MEETINGS OF THE MEMBERS OF WESTFIELD HOLDINGS LIMITED, WESTFIELD AMERICA TRUST AND WESTFIELD TRUST (TOGETHER "WESTFIELD GROUP") WILL BE HELD AT CITY RECITAL HALL, ANGEL PLACE, SYDNEY, ON THURSDAY 12 MAY 2005 COMMENCING AT 10.00AM.

THIS NOTICE IS ISSUED BY WESTFIELD HOLDING LIMITED (ABN 66 001 671 496) ("COMPANY"), WESTFIELD AMERICA MANAGEMENT LIMITED (ABN 66 072 780 619) ("WAML") AS THE RESPONSIBLE ENTITY OF WESTFIELD AMERICA TRUST (ARSN 092 058 449) ("WFA") AND WESTFIELD MANAGEMENT LIMITED (ABN 41 001 670 579) ("WML") AS THE RESPONSIBLE ENTITY OF WESTFIELD TRUST (ARSN 090 849 746) ("WFT").

ADDITIONAL INFORMATION CONCERNING THE PROPOSED RESOLUTIONS IS CONTAINED IN THE EXPLANATORY NOTES WHICH ACCOMPANY AND FORM PART OF THIS NOTICE OF MEETINGS. THE BUSINESS TO BE CONSIDERED AT THE MEETINGS IS AS FOLLOWS:

Notice of Meetings of Members

WESTFIELD HOLDINGS LIMITED

FINANCIAL STATEMENTS AND REPORTS

1. To discuss the Company's financial statements and reports for the shortened financial year ended 31 December 2004.

REMUNERATION REPORT

To consider and, if thought fit, to pass the following resolution as an ordinary resolution of the Company:

2. **THAT** the Company's Remuneration Report for the shortened financial year ended 31 December 2004 be approved.

ELECTION OF DIRECTORS

To consider and, if thought fit, to pass the following resolutions as ordinary resolutions of the Company:

3. **THAT** Frederick G Hilmer AO, being a Director who retires by rotation in accordance with the Company's Constitution and, being eligible, offers himself for re-election, is re-elected as a Director of the Company.
4. **THAT** Dean R Wills AO, being a Director who retires by rotation in accordance with the Company's Constitution and, being eligible, offers himself for re-election, is re-elected as a Director of the Company.
5. **THAT** David H Lowy AM, being a Director who retires by rotation in accordance with the Company's Constitution and, being eligible, offers himself for re-election, is re-elected as a Director of the Company.
6. **THAT** Frank P Lowy AC, being a Director who retires by rotation in accordance with the Company's Constitution and, being eligible, offers himself for re-election, is re-elected as a Director of the Company.

WESTFIELD AMERICA TRUST

AMENDMENT OF CONSTITUTION

To consider and, if thought fit, to pass the following resolution as a special resolution:

7. **THAT** the Constitution of Westfield America Trust is amended in accordance with the provisions of the "Supplemental Deed Poll - Westfield America Trust" (**"Supplemental Deed Poll"**) tabled at the meeting and signed by the Chairman of the meeting for the purpose of identification and that Westfield America Management Limited be authorised to execute the Supplemental Deed Poll and lodge it with the Australian Securities and Investments Commission.

WESTFIELD TRUST

AMENDMENT OF CONSTITUTION

To consider and, if thought fit, to pass the following resolution as a special resolution:

8. **THAT** the Constitution of Westfield Trust is amended in accordance with the provisions of the "Supplemental Deed Poll - Westfield Trust" (**"Supplemental Deed Poll"**) tabled at the meeting and signed by the Chairman of the meeting for the purpose of identification, and that Westfield Management Limited be authorised to execute the Supplemental Deed Poll and lodge it with the Australian Securities and Investments Commission.

PROXIES

If you do not plan to attend the meetings in person, you are encouraged to complete and return the Proxy Form which accompanies this Notice of Meetings.

- A Member entitled to attend and vote at the meetings is entitled to appoint a proxy to attend and vote for the Member at each meeting.
- If a Member is entitled to two or more votes, they may appoint two proxies and each proxy must be appointed to

represent a specified proportion of the Member's voting rights. If you wish to appoint a second proxy, please contact the Westfield Group's Registry, Computershare Investor Services Pty Limited, on 1300 132 211 for the relevant form.

- A proxy need not be a Member.
- To be valid, the Proxy Form and any power of attorney or other authority (if any) under which it is signed (or a certified copy of it) must be received before 10.00 am (Sydney time) on Tuesday 10 May 2005 ("Proxy Deadline").

Proxy forms may be submitted in one of the following ways:

(i) by post in the reply paid envelope provided. Please allow sufficient time so that it reaches Computershare Investor Services Pty Limited by the Proxy Deadline;

(ii) online at www.westfield.com/corporate/investor. You will need your Securityholder Reference Number (SRN) or Holder Identification Number (HIN) which is shown in the top right corner of the Proxy Form;

(iii) by facsimile transmission to Computershare Investor Services Pty Limited on (02) 8235 8220;

(iv) by hand delivery to Computershare Investor Services Pty Limited, Level 2, 60 Carrington Street, Sydney NSW 2000; or

(v) by delivery or facsimile transmission to the registered office of the Company, WAML and WML at Level 24, Westfield Towers, 100 William Street, Sydney, Fax (02) 9357 7131.

Any Proxy Form sent by facsimile must be received by the Proxy Deadline.

CORPORATE REPRESENTATIVE

If your holding is registered in a company name, a corporate securityholder may appoint a person to act as its representative to attend the meeting by providing that person with:

(i) a letter or certificate authorising him or her as the company's representative, executed in accordance with the company's constitution; or

(ii) a copy of the resolution appointing the representative, certified by a secretary or director of the corporate securityholder.

ENTITLEMENT TO VOTE

Only registered holders of Westfield Group stapled securities as at 7.00 pm (Sydney time) on Tuesday, 10 May 2005 will be eligible to attend and vote at the meetings.

A Member who is entitled to vote at the meetings may submit a written question to the auditor if the question is relevant to:

- the content of the auditor's report to be considered at the meeting; or
- the conduct of the audit of the annual financial report to be considered at the meeting.

The question may be submitted by giving it to the Company no later than the fifth business day before the meeting is to be held.

By Order of the Boards of Westfield Holdings Limited, Westfield America Management Limited (as the responsible entity of Westfield America Trust) and Westfield Management Limited (as the responsible entity of Westfield Trust).

Simon J Tuxen
Company Secretary
Sydney, 12 April 2005

Explanatory Notes

Item 2

REMUNERATION REPORT

Recent changes to the Corporations Act 2001 ("**Corporations Act**") have expanded the disclosure requirements for listed companies applying to director and executive remuneration, such that the Directors' Report must now include a section called the "Remuneration Report". This report is set out on pages 109 to 121 of the Annual Report. Additionally, the Corporations Act now requires listed companies to put the Remuneration Report for each financial year to a resolution of members at the company's Annual General Meeting. Under the Corporations Act, the vote is advisory only, and does not bind the directors.

Item 3

Re-election of Frederick G Hilmer AO



Fred Hilmer was appointed a non-executive Director of Westfield Holdings Limited in August 1991 and a non-executive Deputy Chairman in 1997. Mr Hilmer is also a Director of Westfield Management Limited and Westfield America Management Limited (the responsible entities of Westfield Trust and Westfield America Trust respectively) and serves as the Board's lead independent Director.

Mr Hilmer is Chairman of the Audit & Compliance Committee and the Remuneration Committee. He has served on both of these committees since 1996.

Mr Hilmer is the chief executive officer and a director of John Fairfax Holdings Limited, positions that he has held since 1998. Between 1989 and 1997, he was Dean and Professor of Management at the Australian Graduate School of Management (University of NSW).

Mr Hilmer holds degrees in law from the Universities of Sydney and Pennsylvania and an MBA from the Wharton School of Finance.

Mr Hilmer's interests in securities in the Westfield Group are disclosed in the Annual Report. The Board considers that Mr Hilmer is an independent director.

Item 4

Re-election of Dean R Wills AO



Dean Wills was appointed a non-executive Director of Westfield Holdings Limited in September 1994 and is a member of the Nomination Committee. Mr Wills is also a Director of Westfield Management Limited and Westfield America Management Limited (the responsible entities of Westfield Trust and Westfield America Trust respectively).

Mr Wills is a former chief executive officer of Coca-Cola Amatil Limited. He is chairman of John Fairfax Holdings Limited, Transfield Services Limited and the Coca-Cola Australia Foundation.

Mr Wills is a Fellow of the Australian Institute of Company Directors and a Fellow of the Australian Marketing Institute.

Mr Wills' interests in securities in the Westfield Group are disclosed in the Annual Report. The Board considers that Mr Wills is an independent director.

Item 5

Re-election of David H Lowy AM

David Lowy commenced with Westfield in 1977 and was appointed as an Executive Director of Westfield Holdings Limited in 1982. From 1987 until June 2000, he held the position of Managing Director. In June 2000, he was appointed non-executive Deputy Chairman. Mr Lowy is also the Chairman of the Risk Management Committee and a Director of Westfield Management Limited and Westfield America Management Limited (the responsible entities of Westfield Trust and Westfield America Trust respectively).

David Lowy is a principal of LFG Holdings, and is founder and president of Temora Aviation Museum. He is the son of Frank Lowy, the Chairman of the Westfield Group, and the brother of Peter Lowy and Steven Lowy, the Managing Directors of the Westfield Group.

Mr Lowy holds a Bachelor of Commerce degree from the University of New South Wales.

Mr David Lowy is a non-executive Director. Mr Lowy is not classified as an independent director under the terms of the Board Charter as he is deemed to have a relevant interest in securities which account for 9.76% of the issued capital of the Westfield Group as disclosed in the Annual Report.

Item 6

Re-election of Frank P Lowy AC



Frank Lowy is the co-founder of Westfield, which originally listed on the Australian Stock Exchange in 1960. Westfield Holdings Limited was incorporated in 1979 and Mr Lowy has been a Director of the Company since that time, and currently holds the position of Executive Chairman. He is Chairman of the Nomination Committee.

Mr Lowy is also Chairman of Westfield Management Limited and Westfield America Management Limited (the responsible entities of Westfield Trust and Westfield America Trust respectively). He is a member of the Board of the Reserve Bank of Australia, a director of Daily Mail and General Trust plc (UK), chairman of the Football Federation of Australia Limited and founder and chairman of the Lowy Institute for International Policy.

Frank Lowy is the father of David Lowy, the Deputy Chairman of the Westfield Group, and of Peter Lowy and Steven Lowy, the Managing Directors of the Westfield Group.

Mr Lowy is an executive director of Westfield Holdings Limited. He is deemed to have a relevant interest in securities which account for 9.76% of the issued capital of the Westfield Group as disclosed in the Annual Report.

Items 7 and 8

AMENDMENT TO CONSTITUTIONS OF WESTFIELD AMERICA TRUST AND WESTFIELD TRUST

Background

From 1 January 2005, Australian reporting entities are required to adopt Australian Equivalents to International Financial Reporting Standards (**"AIFRS"**) in the preparation of financial reports. For WFA and WFT, AIFRS will apply to the half year reports to 30 June 2005 and annual reports to 31 December 2005.

The adoption of AIFRS may have a major effect on the treatment of members' funds for WFA and WFT. The Westfield Group auditor has advised that, on the present interpretation of AIFRS, members' funds will be treated as debt for accounting purposes, rather than contributed equity as is the case under the Australian Accounting Standards pre-AIFRS.

The primary reason for this accounting treatment is that, like most Australian listed property trusts, both WFT and WFA have a finite maximum term (**"Maximum Term"**). WFA has a Maximum Term of 80 years as set out in clause 4.3(a) of

its Constitution and WFT has a Maximum Term of the period ending on the day before the twenty-first anniversary of the date of death of the last survivor of the descendants of His late Majesty King George V living as at 1 April 1982, as set out in clause 20.2(a) of its Constitution.

Under the terms of their Constitutions, WFT and WFA must each be wound up by the end of their Maximum Term and their respective members' capital and any surplus returned to members. Under AIFRS, the Maximum Term gives rise to a de facto "repayment" obligation on WFT and WFA with respect to their unit capital and, as a result, these amounts are treated as debt and not equity.

The effect of this interpretation of AIFRS would be to reduce net assets as disclosed in the statements of financial position of WFT and WFA by the amounts currently described as equity attributable to members of WFT and WFA and to represent the members' distributions in the respective statements of financial performance as an interest expense. By treating distributions as an expense, essentially all of the currently reported profit after tax would be eliminated. The change in disclosure would not of itself however, alter the amount of the distribution to members.

While the individual financial reports of WFA and WFT will be substantially changed by this interpretation they would, however, remain reasonably understandable as the liability for members' capital in each of WFT and WFA and the expense for distributions could be disclosed as individual line items in the statements of financial position and financial performance respectively.

As a result of the merger, the Company is treated as having acquired WFT and WFA and accordingly consolidates both WFT and WFA. In the case of the Westfield Group financial report, this interpretation of AIFRS would, however, render the statement of financial position and the statement of financial performance unable to be clearly understood without supplementary financial information of a technical accounting nature.

Accordingly, the amendments to the Constitutions of WFT and WFA are being sought in order to eliminate the prospect of confusing financial information being presented to the holders of the stapled securities in the Westfield Group.

Items 7 and 8 might not be put to the meetings depending upon AASB's determination

The Australian Accounting Standard Board ("**AASB**") stated in its Action Alert dated March 2005 that in its view, members' funds of listed finite trusts should remain classified as equity under AIFRS and it would advise the International Accounting Standard Board of "its tentative decision to issue guidance that the existence of a termination date does not prevent units issued by a LPT [Listed Property Trust] from being classified as equity".

AASB has indicated that it intends to finalise this matter at its April 2005 meeting. Accordingly, if prior to the Members' meetings, AASB issues a firm guidance under which WFA and WFT will be entitled to continue to treat members' capital as equity notwithstanding AIFRS, the proposed amendments to the WFA and WFT Constitutions which are the subject of Items 7 and 8 will not be necessary.. In this event, Items 7 and 8 will not be put to the meetings.

Proposed amendments to WFA and WFT Constitutions

The changes proposed to be made to the WFA Constitution are as follows:

- Clause 4.3(a) will be deleted;
- A new clause 6.14 will be inserted as follows:

  "6.14 **Restriction on issue and redemption of Units**

  No Units may be issued or redeemed after the 80th anniversary of the day the Trust commenced if that issue or redemption would cause a contravention of the rule against perpetuities or any other rule of law or equity.";
- The definition of "Liabilities" in clause 1.1 will be replaced with the following:

  "**Liabilities**: all present liabilities of the Trust including any provision which the Manager decides should be taken into account in determining the liabilities of the Trust but excluding any amount representing Members' capital, undistributed profits, interest attributable to Members accruing on Members' capital, capital reserves, or any other amount representing the value of rights attaching to Units, whether or not redeemable, regardless of whether characterised as equity or debt in the accounts of the Trust."

The proposed amendments are required for the following reasons:

(a) Deletion of clause 4.3(a)

By deleting clause 4.3(a), the term of WFA will no longer be limited to the Maximum Term and WFA will become 'perpetual' subject to the other provisions in the Constitution and general trust law. After the amendment, there will no longer be a finite time by which the responsible entity is contractually bound to pay cash to the members on termination. Accordingly, the provisions of AASB 132 (under which members' capital would be classified as debt) will not apply and members' capital will continue to be accounted for as equity.

(b) New clause 6.14

The rule against perpetuities renders void a trust in circumstances where a person may acquire an interest in the trust which could vest after a particular period (which in New South Wales is generally 80 years from the settlement of the trust). WAML has received legal advice that the interests of members in WFA have already 'vested' and accordingly the rule against perpetuities does not apply to WFA so as to require a finite duration for WFA. However, for the abundance of caution, it is proposed to introduce a prohibition on the issue and redemption of Units outside the statutory 80 year perpetuity period if the issue or redemption of Units would contravene the rule against perpetuities or any other rule of law or equity.

(c) Definition of "Liabilities"

This amendment is designed to ensure that accounting treatment for liabilities which applied pre-AIFRS will continue to apply for the purpose of calculating net asset value, and other aspects of trust administration. This definition of "Liabilities" is relevant to the following provisions in the Constitution:

- clause 5.1 (which defines the interests of members);
- clause 19.2 (which calculates members' entitlements on termination); and
- in the definition of Net Asset Value. The term "Net Asset Value" is used in connection with the issue price for units when WFA is not listed.

The following equivalent changes are proposed to be made to the WFT Constitution:

- Clause 20.2(a) will be deleted;
- A new clause 5.11 will be inserted as follows:

  "5.11 **Restriction on issue and redemption of Units**

  No Units may be issued or redeemed after the 80th anniversary of the day the Trust commenced if that issue or redemption would cause a contravention of the rule against perpetuities or any other rule of law or equity.";
- The definition of "Liabilities" in clause 28.1 will be replaced with the following:

  "**Liabilities**: all present liabilities of the Trust including any provision which the Manager decides should be taken into account in determining the liabilities of the Trust but excluding any amount representing Members' capital, undistributed profits, interest attributable to Members accruing on Members' capital, capital reserves, or any other amount representing the value of rights attaching to Units, whether or not redeemable, regardless of whether characterised as equity or debt in the accounts of the Trust."

The reasons for the proposed amendments to the WFT Constitution are the same as the reasons for the corresponding proposed amendments to the WFA Constitution as set out above.

The auditor of WFA and WFT has confirmed to the directors of WAML and WML that, in the context of the current interpretation of AIFRS, the making of the proposed changes to the WFA Constitution and WFT Constitution will result in members' funds continuing to be treated as contributed equity. Accordingly, the reported net assets and profit of WFA and WFT will not be reduced by a different categorisation of members' funds through the adoption of AIFRS.

Reasons for seeking approval

The purpose of Items 7 and 8 is to seek Members' approval of the proposed amendments to the Constitutions of WFA and WFT. Approval of Members by special resolution is necessary in accordance with section 601GC(1) of the Corporations Act because it is arguable that the amendments may adversely affect Members' rights by affecting the right of Members to receive the proceeds of winding up at the end of the Maximum Term. The proposed amendments

Explanatory Notes

to the WFA and WFT Constitutions will take effect upon lodgement of an executed copy of the respective Supplemental Deeds Poll with the Australian Securities and Investments Commission.

Availability of documents

Copies of the Supplemental Deeds Poll and the consolidated WFA and WFT Constitutions are available for inspection on the Westfield Group's website at www.westfield.com Copies may be obtained free of charge by calling the Company Secretary on 61 2 9358 7000

DIRECTIONS TO THE MEETING

The City Recital Hall is centrally located in Angel Place. Angel Place may be accessed from George Street, Pitt Street or Martin Place. The City Recital Hall is within easy walking distance of both Wynyard and Martin Place stations.



MARGARET ST
Curtin St
HUNTER ST
O'CONNELL
BLIGH
WYNYARD STATION
Carrington St
Wynyard Ln
CLARENCE STREET
YORK STREET
KENT STREET
ASH ST
PITT STREET
CITY RECITAL HALL
MARTIN PLACE
MARTIN PL STATION
Barrack St
GEORGE STREET
CASTLEREAGH STREET
ELIZABETH STREET
PHILLIP STREET
MACQUARIE STREET
KING
STREET
P



Westfield

Proxy Form

Westfield Holdings Limited ABN 66 001 671 496
Westfield Management Limited ABN 41 001 670 579 AFS Licence 230329
as responsible entity for **Westfield Trust** ARSN 090 849 746
Westfield America Management Limited ABN 66 072 780 619 AFS Licence 230324
as responsible entity for **Westfield America Trust** ARSN 092 058 449

Mark this box with an 'X' if you have made any changes to your address details (see reverse) 

All correspondence to:
Computershare Investor Services Pty Limited
GPO Box 7045 Sydney
New South Wales 2001 Australia
Enquiries (within Australia) 1300 132 211
(outside Australia) 61 3 9415 4070
Facsimile 61 3 8234 5050
www.computershare.com

Appointment of Proxy

I/We being a member/s of Westfield Holdings Limited, Westfield Trust and Westfield America Trust and entitled to attend and vote hereby appoint

 the Chairman of the Meetings (mark with an 'X') **OR**  If you are not appointing the Chairman of the Meetings as your proxy please write here the full name of the individual or body corporate (excluding the registered securityholder) you are appointing as your proxy.

or failing the individual or body corporate named, or if no individual or body corporate is named, the Chairman of the Meetings, as my/our proxy to act generally at the Meetings on my/our behalf and to vote in accordance with the following directions (or if no directions have been given, as the proxy sees fit) at the Annual General Meeting of Westfield Holdings Limited, the Meeting of Members of Westfield Trust and the Meeting of Members of Westfield America Trust to be held concurrently at City Recital Hall, Angel Place, Sydney NSW on 12 May 2005 commencing at 10:00am and at any adjournment of the Meetings.

Voting directions to your proxy - please mark  to indicate your directions

Item		For	Against	Abstain*
2.	To approve Remuneration Report for Westfield Holdings Limited			
3.	To re-elect Frederick G Hilmer AO as a director of Westfield Holdings Limited			
4.	To re-elect Dean R Wills AO as a director of Westfield Holdings Limited			
5.	To re-elect David H Lowy AM as a director of Westfield Holdings Limited			
6.	To re-elect Frank P Lowy AC as a director of Westfield Holdings Limited			
7.	To amend the Constitution of Westfield America Trust			
8.	To amend the Constitution of Westfield Trust			

The Chairman of the Meetings intends to vote undirected proxies in favour of each item of business.

* If you mark the Abstain box for a particular item, you are directing your proxy not to vote on your behalf on a show of hands or on a poll and your votes will not be counted in computing the required majority on a poll.

PLEASE SIGN HERE

This section *must* be signed in accordance with the instructions overleaf to enable your directions to be implemented.

Individual or Securityholder 1	Securityholder 2	Securityholder 3
Sole Director and Sole Company Secretary	Director	Director/Company Secretary

Contact Name ____ Contact Daytime Telephone ____ Date / /

 WDC 13PR 009672 - V5

How to complete this Proxy Form

1 Your Address

This is your address as it appears on the Westfield Group's securityholders' register. If this information is incorrect, please mark the box and make the correction on the form. Securityholders sponsored by a broker (in which case your reference number overleaf will commence with an 'x') should advise your broker of any changes. **Please note, you cannot change ownership of your securities using this form.**

2 Appointment of a Proxy

If you wish to appoint the Chairman of the Meetings as your proxy, mark the box. If the individual or body corporate you wish to appoint as your proxy is someone other than the Chairman of the Meetings please write the full name of that individual or body corporate. If you leave this section blank, or your named proxy does not attend the Meetings, the Chairman of the Meetings will be your proxy. A proxy need not be a securityholder of Westfield Group. Do not write the name of the issuer company or the registered securityholder in the space.

3 Votes on Items of Business

You may direct your proxy how to vote by placing a mark in one of the boxes opposite each item of business. All your securities will be voted in accordance with such a direction unless you indicate only a portion of voting rights are to be voted on any item by inserting the percentage or number of securities you wish to vote in the appropriate box or boxes. If you do not mark any of the boxes on a given item, your proxy may vote as he or she chooses. If you mark more than one box on an item your vote on that item will be invalid.

4 Appointment of a Second Proxy

You are entitled to appoint up to two proxies to attend the Meetings and vote on a poll. If you wish to appoint a second proxy, an additional Proxy Form may be obtained by telephoning Westfield Group's securityholder registry or you may copy this form.

To appoint a second proxy you must:

(a) on each of the first Proxy Form and the second Proxy Form state the percentage of your voting rights or number of securities applicable to that form. If the appointments do not specify the percentage or number of votes that each proxy may exercise, each proxy may exercise half your votes. Fractions of votes will be disregarded.

(b) return both forms together in the same envelope.

5 Signing Instructions

You must sign this form as follows in the spaces provided:

Individual:	where the holding is in one name, the holder must sign.
Joint Holding:	where the holding is in more than one name, all of the securityholders should sign.
Power of Attorney:	to sign under Power of Attorney, you must have already lodged this document with the registry. If you have not previously lodged this document for notation, please attach a certified photocopy of the Power of Attorney to this form when you return it.
Companies:	where the company has a Sole Director who is also the Sole Company Secretary, this form must be signed by that person. If the company (pursuant to section 204A of the Corporations Act 2001) does not have a Company Secretary, a Sole Director can also sign alone. Otherwise this form must be signed by a Director jointly with either another Director or a Company Secretary. Please indicate the office held by signing in the appropriate place.

If a representative of a corporate securityholder or proxy is to attend the Meetings the appropriate "Certificate of Appointment of Corporate Representative" should be produced prior to admission. A form of the certificate may be obtained from Westfield Group's securityholder registry.

Lodgement of a Proxy

To be effective, a duly completed proxy form and (where applicable) any power of attorney or a certified copy of the power of attorney must be received by Computershare or at the registered office of Westfield Holdings Limited, Westfield America Management Limited and Westfield Management Limited at an address set out below or submitted online at www.westfield.com/corporate/investor, not less than 48 hours before the time for commencement of the Meetings.

Documents may be lodged using the reply paid envelope or:

IN PERSON	Registered Office - Level 24, Westfield Towers, 100 William Street, Sydney NSW 2011 Australia
	Securityholder Registry - Computershare Investor Services Pty Limited, Level 2, 60 Carrington Street, Sydney NSW 2000 Australia
BY MAIL	Registered Office - Level 24, Westfield Towers, 100 William Street, Sydney NSW 2011 Australia
	Securityholder Registry - Computershare Investor Services Pty Limited, GPO Box 242, Melbourne VIC 8060 Australia
BY FAX	Registered Office - 612 9357 7131
	Securityholder Registry - 612 8235 8220



Westfield Group

Level 24, Westfield Towers
100 William Street
Sydney NSW 2011
GPO Box 4004
Sydney NSW 2001
Australia

13 April 2005

Dear Member

Notice of Meeting and Westfield Group 2004 Annual Report

Meeting

The Annual General Meeting of Westfield Holdings Limited ("AGM") and meetings of members of Westfield Trust and Westfield America Trust will be held on **Thursday 12 May 2005** at the City Recital Hall, Angel Place, Sydney commencing at 10.00 am. A Notice of Meeting is enclosed.

The AGM has been convened in connection with the shortened financial year of Westfield Holdings Limited ended 31 December 2004. The meetings of each Westfield Trust and Westfield America Trust have been convened for the purpose of proposing changes to the constitutions of the Trusts. The reasons for the proposed changes to the constitutions are set out in the explanatory notes which accompany the Notice of Meeting.

Annual Reports

As a result of the merger, Westfield Holdings Limited consolidates the Trusts into its financial report and as such the Westfield Holdings' report is the annual report for the consolidated Westfield Group. A copy of this report is enclosed (assuming you have elected to receive it). This is a comprehensive statement of the performance and financial position of the Westfield Group as a whole.

If you have elected to receive the Westfield Group Annual Report, you will also receive, as a separate package, the annual reports for each of Westfield Trust and Westfield America Trust. Despite having adopted the consolidation process for the merged Group, we are also required by the Corporations Act 2001 to produce stand alone annual reports for the Trusts and to distribute those annual reports to members.

Due to the weight of the material being mailed, the reports are being sent to you as two separate postal packages.

All annual reports are available on the Group's website (*www.westfield.com*). If you no longer wish to receive any or all of these annual reports in the future, please complete the enclosed Annual & Interim Report Instruction Form and return it to the Registry using the enclosed reply paid envelope. If you do not return the form, and you currently receive the Westfield Group Annual Report, you will continue to be sent all of the reports.

I invite you to attend the forthcoming meeting on 12 May 2005. Alternatively, you may complete and return the enclosed proxy form to Computershare Investor Services Pty Limited using the enclosed reply paid envelope, sending it by fax to (02) 8235 8220 or, for the first time, lodging your proxy online at *westfield.com/corporate/investor*. Proxies must be received no later than 10.00am Tuesday 10 May 2005.

Yours sincerely

Frank P Lowy AC
Chairman


creatable media

Creatable Media Limited
ABN 71 099 247 408

Suite 21, 16-20 Bay Street
Double Bay NSW 2028

T 61 2 9363 9955 F 61 2 9363 9911

enquiries@creatablemedia.com.au
www.creatablemedia.com.au

ASX/MEDIA RELEASE **13 APRIL 2005**

Creatable Media commences US expansion

- **commences roll-out of tabletops in Westfield and other US shopping centres**
- **in discussions with other major shopping centre landlords**
- **secures largest ever advertising contract**

Date: 13 April, 2005 - Creatable Media (ASX:CLB), the leading tabletop advertising company, has commenced its expansion strategy into the US and will begin the roll-out of its advertising tables in 47 Westfield shopping centres from May.

Creatable Media will also roll out its tables in Santa Monica Place, California and the Lakewood Mall property in Los Angeles. The company is also in discussions with other major shopping centre landlords to install its tabletops.

Craig Lazarus, Creatable Media America Chief Executive, said the agreements with Westfield and others had been secured on a favourable, variable cost basis for both parties.

"These contracts provide Creatable Media increased capacity and the ability to support large scale campaigns from the biggest advertisers in this market."

As part of its US push, the company has commenced pre-selling its tabletops and has already secured its largest ever contact – a $200,000 deal for a major movie studio to advertise on Creatable Media's tables.

ends/...

Enquiries
Craig Lazarus
CEO, Creatable Media Inc
Tel. (02) 9363 9955

Scott Walters
CEO Creatable Media
Tel. (02) 9363 9955

Martin Cole
CPR Communications & Public Relations
Tel. (02) 9252 6644 ; 0403 332 977

Australian Securities &
Investments Commission

SENDER TO KEEP
BN8903369

RECEIVED Express post 8/4/05

2006 SEP 18 A 11:21

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Form 484
Corporations Act 2001

Change to company details

Sections A, B or C may be lodged independently with this signed cover page to notify ASIC of:

A1 Change of address
A2 Change of name - officeholders or members
A3 Change - ultimate holding company

B1 Cease company officeholder
B2 Appoint company officeholder
B3 Special purpose company

C1 Cancellation of shares
C2 Issue of shares
C3 Change to share structure
C4 Changes to the register of members

If there is insufficient space in any section of the form, you may photocopy the relevant page(s) and submit as part of this lodgement

Company details

Refer to guide for information about corporate key

Company name
Westfield Holdings Limited

ACN/ABN
66 001 671 496

Corporate key
95793579

Lodgement details

Who should ASIC contact if there is a query about this form?

Name
Graeme Blackett

ASIC registered agent number (if applicable)
16234

Telephone number
02 9358 7967

Postal address
GPO Box 4004
Sydney NSW 2001

Total number of pages including this cover sheet

Please provide an estimate of the time taken to complete this form.
hrs mins

Signature

This form must be signed by a current officeholder of the company.

I certify that the information in this cover sheet and the attached sections of this form are true and complete.

Name
Simon Julian Tuxen

Capacity
[ ] Director
[X] Company secretary

Signature

Date signed
08/04/05
[D D] [M M] [Y Y]

Lodgement

Send completed and signed forms to:
Australian Securities and Investments Commission,
PO Box 4000, Gippsland Mail Centre VIC 3841.

Or lodge the form electronically by visiting the ASIC website
www.asic.gov.au

For help or more information
Telephone 03 5177 3988
Email info.enquiries@asic.gov.au
Web www.asic.gov.au

Section C completion guide

Standard share codes
Refer to the following table for the share class codes for sections C1, C2, C3 and C4

Share class code	Full title	Share class code	Full title
A	A	PRF	preference
B	B ...etc	CUMP	cumulative preference
EMP	employee's	NCP	non-cumulative preference
FOU	founder's	REDP	redeemable preference
LG	life governor's	NRP	non-redeemable preference
MAN	management	CRP	cumulative redeemable preference
ORD	ordinary	NCRP	non-cumulative redeemable preference
RED	redeemable	PARP	participative preference
SPE	special		

If you are using the standard share class codes you do not need to provide the full title for the shares, just the share class code.

If you are not using the standard share class code, enter a code of no more than 4 letters and then show the full title.

Sections to complete
Use the table below to identify the sections of this form to complete (please indicate the sections that have been completed). Completion of this table is optional.

	C1 - Cancellation of shares	C2 - Issue of shares	C3 - Change to share structure table	C4 - Change to members register
Issue of shares				
☐ Proprietary company	Not required	✓	✓	✓
Public company				
☐ if in response to the Annual company statement	Not required	✓	✓	✓
☒ if not in response to the Annual company statement	Not required	✓	Not required	Not required
Cancellation of shares				
☐ Proprietary company	✓	Not required	✓	✓
Public company				
☐ if in response to the Annual company statement	✓	Not required	✓	✓
☐ if not in response to the Annual company statement	✓	Not required	Not required	Not required
Transfer of shares				
☐ Proprietary company	Not required	Not required	Not required	✓
Public company				
☐ if in response to the Annual company statement	Not required	Not required	Not required	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required
Changes to amounts paid				
☐ Proprietary company	Not required	Not required	✓	✓
Public company				
☐ if in response to the Annual company statement	Not required	Not required	✓	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required
Changes to beneficial ownership				
☐ Proprietary company	Not required	Not required	Not required	✓
Public company				
☐ if in response to the Annual company statement	Not required	Not required	Not required	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required

To notify ASIC about a division or conversion of a class of shares, you must lodge a form 211 within 28 days of the change occurring.

To notify ASIC about a conversion of shares into larger or smaller numbers, you must lodge a form 2205B within 28 days of the change occurring.

C1 Cancellation of shares

Reason for cancellation
Please indicate the reason that shares have been cancelled (select one or more boxes)

Redeemable preference shares — S.254J
- [ ] Redeemed out of profits
- [ ] Redeemed out of proceeds of a fresh issue of shares

Capital reduction — S.256A – S.256E
- [ ] Single shareholder company
- [ ] Multiple shareholder company. A Form 2560 must be lodged before a capital reduction takes place

Share buy-back. — ss.257H(3)
- [ ] Minimum holding buy-back by listed company
- [ ] Other buy-back type. A form 280 or 281 must be lodged at least 14 days, and no more than 1 year before the share buy-back can take place

- [ ] Forfeited shares — S.258D

Shares returned to a public company — ss.258E(2) & (3)
- [ ] Under section 651C, 724(2), 737 or 738
- [ ] Under section 1325A (court order)

- [ ] Other

Description

Give section reference

Details of cancelled shares

List the details of shares cancelled in the following table

Share class code	Number of shares cancelled	Amount paid (cash or otherwise)

Earliest date of change
Please indicate the earliest date that any of the above changes occurred.

[D D] / [M M] / [Y Y]

C2 Issue of shares

List details of new share issues in the following table.

Share class code	Number of shares issued	Amount paid per share	Amount unpaid per share
ORD	73,468	$4.08	nil

Earliest date of change

Please indicate the earliest date that any of the above changes occurred

2 9 / 0 3 / 0 5

[D D] [M M] [Y Y]

If shares were issued for other than cash, were some or all of the shares issued under a written contract?

☐ **Yes**

if yes, proprietary companies must also lodge a Form 207Z certifying that all stamp duties have been paid. Public companies must also lodge a Form 207Z and either a Form 208 or a copy of the contract.

☐ **No**

if no, proprietary companies are not required to provide any further documents with this form. Public companies must also lodge a Form 208.

C3 Change to share structure

Where a change to the share structure table has occurred (eg. as a result of the issue or cancellation of shares), please show the updated details for the share classes affected. Details of share classes not affected by the change are not required here.

Share class code	Full title if not standard	Total number of shares (current after changes)	Total amount paid on these shares	Total amount unpaid on these shares

Earliest date of change

Please indicate the earliest date that any of the above changes occurred

[D D] [M M] [Y Y]

☐☐ / ☐☐ / ☐☐

Lodgement details

Is this document being lodged to update the Annual Company Statement that was sent to you?

☐ Yes

☒ No

C4 Changes to the register of members

Use this section to notify changes to the register of members for your company (changes to the shareholdings of members):

- If there are 20 members or less in a share class, all changes need to be notified
- If there are more than 20 members in a share class, only changes to the top twenty need be notified (s178B)
- If shares are jointly owned, you must also provide names and addresses of all joint owners on a separate sheet (annexure), clearly indicating the share class and with whom the shares are jointly owned

The changes apply to
Please indicate the name and address of the member whose shareholding has changed

☐ Family name | Given names

OR

☐ Company name

ACN/ARBN/ ABN

Office, unit, level, or PO Box number

Street number and Street name

Suburb/City | State/Territory

Postcode | Country (if not Australia)

Earliest date of change
Please indicate the earliest date that any of the following changes occurred.

Date of change
[D D] / [M M] / [Y Y]

The changes are

Share class code	Shares increased by ... (number)	Shares decreased by ... (number)	Total number now held	*Total $ paid on these shares	*Total $ unpaid on these shares	Fully paid (y/n)	Beneficially held (y/n)	Top 20 member (y/n)

* Public companies are not required to provide these details

Date of entry of member's name in register
(New members only)

Date of entry
[D D] / [M M] / [Y Y]

C4 Continued... Further changes to the register of members

Use this section to notify changes to the register of members for your company (changes to the shareholdings of members):

- If there are 20 members or less in a share class, all changes need to be notified
- If there are more than 20 members in a share class, only changes to the top twenty need be notified (s178B)
- If shares are jointly owned, you must also provide names and addresses of all joint owners on a separate sheet (annexure), clearly indicating the share class and with whom the shares are jointly owned

The changes apply to
Please indicate the name and address of the member whose shareholding has changed

☐ Family name ______ Given names ______

OR

☐ Company name ______

ACN/ARBN/ ABN ______

Office, unit, level, or PO Box number ______

Street number and Street name ______

Suburb/City ______ State/Territory ______

Postcode ______ Country (if not Australia) ______

Earliest date of change
Please indicate the earliest date that any of the following changes occurred.

Date of change
☐☐/☐☐/☐☐
[D D] [M M] [Y Y]

The changes are

Share class code	Shares increased by ... (number)	Shares decreased by ... (number)	Total number now held	*Total $ paid on these shares	*Total $ unpaid on these shares	Fully paid (y/n)	Beneficially held (y/n)	Top 20 member (y/n)

* Public companies are not required to provide these details

Date of entry of member's name in register
(New members only)

Date of entry
☐☐/☐☐/☐☐
[D D] [M M] [Y Y]

Form 605

To: Westfield Group Ordinary/Units Fully Paid Stapled Securities

ACN/ARSN:

1. Details of substantial holder

Name: Commonwealth Bank of Australia ACN 123 123 124 (CBA), and their subsidiaries listed in Annexure "A" to this notice (Commonwealth Bank Group)

The holder ceased to be a substantial holder on	30/03/2005
The previous notice was given to the company on	29/03/2005
The previous notice was dated	24/03/2005

2. Changes in relevant interest

Particulars of each change in, or change in the nature of, a relevant interest of the substantial shareholder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

As set out in the Annexure marked with the letter 'B' and annexed hereto..

3. Changes in association

The persons who have become associates of, ceased to be associates of, or have changed the nature of their association with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name	Nature of Association
CBA and Commonwealth Bank Group	The Commonwealth Bank Group (other than Commonwealth Bank of Australia) are body corporates controlled by Commonwealth Bank of Australia and are therefore associates of Commonwealth Bank of Australia and of each other for the purposes of the Corporations Act.

4. Address

The addresses of persons named in this form are as follows:

Name	Address
CBA and Commonwealth Bank Group	C/- Level 2, 48 Martin Place Sydney NSW 1155

5. Signature

....

John Damien Hatton – Company Secretary

Dated the 4 day of April2005.

Annexure A

This is the annexure mark A of 2 pages referred to in Form 605, Notice of ceasing to be a Substantial Holder of Commonwealth Bank of Australia ACN 123 123 124 and certain other companies dated 30/03/2005

John Damien Hatton – Company Secretary

SCHEDULE

A.C.N. 004 929 962 Pty Ltd (ACN 4929962)
A.C.N. 080 159 762 Pty Ltd (ACN 80159762)
ACAPM Holdings B Pty Limited (ACN 99726486)
Aetna Properties Ltd (ACN 572225)
AGAL Holdings Pty Limited (ACN 96911367)
Aquashell Pty Limited (ACN 57036076)
Armraynald Investments Pty Limited (ACN 68291403)
Australian Company Number 002 680 471 Pty Limited (ACN 2680471)
Australian TIC Management Pty Limited (ACN 2213952)
Bennelong Centre Pty Ltd (ACN 7328949)
Brookhollow Ave Pty Limited (ACN 81129660)
CB-CLA Limited (ACN 3069458)
CB-CLAS Limited (ACN 3177222)
CB-CLHA Limited (ACN 3742747)
CB-CLPF Limited (ACN 1657503)
CB-CLRA Pty Limited (ACN 1826893)
CBA CORPORATE SERVICES (NSW) PTY LIMITED (72765434)
CBA Indemnity Co. Pty Limited (ACN 72183290)
CBA Investments (No 2) Pty Limited (ACN 73093286)
CBA Leasing (No 2) Pty Limited (ACN 64489238)
CBA Specialised Financing Limited (ACN 8544554)
CBFC Limited (ACN 8519462)
CC Group Holdings Pty Ltd (ACN 5934083)
Chullora Equity Investment (No 1) Pty Limited (ACN 70676943)
Chullora Equity Investment (No 3) Pty Limited (ACN 70677431)
CM Somerton Pty Ltd (ACN 5367671)
CMG Asia Pty Ltd (ACN 75668932)
CMG CH China Funds Management Limited (ACN 61146183)
Collateral Leasing Pty Limited (ACN 2681218)
Colonial Agricultural Company Limited (ACN 3963862)
Colonial Asset Management Limited (ACN 64031769)
Colonial e.Com Ltd (ACN 3345766)
Colonial Finance (Australia) Ltd (ACN 89843041)
Colonial Financial Corporation Limited (ACN 29818)
Colonial First State Fund Services Ltd (ACN 3257001)
Colonial First State Investments Limited (CFSIL) (ACN 2348352)
Colonial First State Private Equity Limited (ACN 2642819)
Colonial First State Property Holdings No 3 Pty Ltd (ACN 8100445)
Colonial First State Property Limited (ACN 85313926)
Colonial Holding Company Pty Ltd (ACN 74706782)
Colonial International Factors Pty Limited (ACN 83082973)
Colonial Investments Holding Pty Ltd (ACN 75668987)
Colonial Limited (ACN 74042112)
Colonial Mutual Funds Limited (ACN 6734514)
Colonial Mutual Superannuation Pty Ltd (ACN 6831983)
Colonial PCA Holdings Pty Ltd (ACN 50535647)
Colonial PCA Services Ltd (ACN 3900187)
Colonial Protection Insurance Pty Limited (ACN 83055967)
Colonial South Australia Limited (ACN 69065130)
Colonial State Residual (No 2) Pty Ltd (ACN 75733032)
Colonial Tasman Pty Ltd (ACN 83840644)
Commonwealth Bank Officers Superannuation Corporation Pty Ltd (074519798)
Commonwealth Capital Limited (ACN 78898370)
Commonwealth Development Bank of Australia Limited (ACN 74707458)
Commonwealth Fleet Lease Pty Limited (ACN 3429356)
Commonwealth Group Pty Limited (ACN 87485078)

A.C.N. 007 255 521 Pty Ltd (ACN 7255521)
ACAPM Holdings A Pty Limited (ACN 99726495)
ACAPM Pty Limited (ACN 99744297)
AFS Life Finance Pty Limited (ACN 85514147)
Antarctic Shipping Pty Ltd (ACN 3622491)
Aquasten Pty Ltd (ACN 6485785)
Australian Bank Limited (ACN 8558601)
Australian Company Number 008 521 579 Pty Limited (ACN 8521579)
Avanteos Investments Limited (ACN 066 862 977)
Bizserv Pty Ltd (ACN 94234812)
CAPITAL 121 PTY LIMITED (ACN 3148187)
CB-CLARI Pty Limited (ACN 1826884)
CB-CLFIA Limited (ACN 3123233)
CB-CLMM Limited (ACN 6507731)
CB-CLPSG Limited (ACN 2585695)
CB-CLSA Limited (ACN 3774865)
CBA Corporate Services (VIC) Pty Limited (ACN 72103532)
CBA International Finance Pty Limited (ACN 63487589)
CBA Investments Limited (ACN 835423)
CBA Rail & Tram Company Pty Limited (ACN 92452625)
CBFC Leasing Pty Limited (ACN 8520965)
CBFC Properties Pty Limited (ACN 770454)
CFS Managed Property Limited (ACN 6464428)
Chullora Equity Investment (No 2) Pty Limited (ACN 70676710)
CISL (Hazelwood) Pty Limited (ACN 74747185)
CMG Asia Limited (ACN)
CMG Asia Trustee Company Limited (ACN)
CMG CH China Investments Limited (ACN 61513675)
Colonial AFS Services Pty Ltd (ACN 83514667)
Colonial Asset Finance Pty Ltd (ACN 89354370)
Colonial Australian Superannuation Ltd (ACN 3244040)
Colonial Employee Share Plan Pty Ltd (ACN 75669028)
Colonial Finance Limited (ACN 67105435)
Colonial Financial Management Limited (ACN 7299498)
Colonial First State Group Limited (ACN 4405556)
Colonial First State Private Capital Limited (ACN 2785739)
Colonial First State Property Holdings No 2 Pty Ltd (ACN 511624)
Colonial First State Property Investment Limited (ACN 3466117)
Colonial Holding Company (No 2) Pty Ltd (ACN 75333390)
Colonial Insurance Services Pty Ltd (ACN 83157117)
Colonial Investment Services Ltd (ACN 2451970)
Colonial LGA Holdings Limited (ACN 1634439)
Colonial Mutual Deposit Services Ltd (ACN 6227809)
Colonial Mutual Property Group Pty Ltd (ACN 7322429)
Colonial Net Limited (ACN 2902712)
Colonial PCA Properties Ltd (ACN 3354247)
Colonial Portfolio Services Limited (ACN 66649241)
Colonial Services Pty Limited (ACN 75733023)
Colonial State Residual (No 1) Pty Ltd (ACN 3909402)
Colonial Statutory Funds Management Limited (ACN 2807221)
Colonial Trade Services (Hong Kong) Limited (ACN)
Commonwealth Capital Corporation Limited (ACN 78898432)
Commonwealth Custodial Services Limited (CCSL) (ACN 485487)
COMMONWEALTH FINANCIAL PLANNING LIMITED (ACN 3900169)
Commonwealth Funds Management Limited (CFM) (ACN 52289442)
Commonwealth Insurance Holdings Limited (ACN 88327959)

Commonwealth Insurance Limited (ACN 67524216)
Commonwealth Investments Pty Limited (ACN 65166305)
Commonwealth Managed Investments Limited (CMIL) (ACN 84098180)
Commonwealth Securities (Japan) Pty Limited (ACN 86971922)
COMMWEALTH INTERNATIONAL HOLDINGS PTY LIMITED (ACN 74025371)
CST Securitisation Management Limited (ACN 80151337)
Emerald Holding Company Limited (ACN 66147528)
Financial Wisdom Limited (ACN 6646108)
First State Investment International Limited (Regd Scot 79063)
FIRST STATE INVESTMENT MANAGERS (ASIA) LIMITED (ACN 54571701)
First State Investments (Hong Kong) Limited (206616)
First State Investments (UK) Limited (Regd Eng/Wales 2294743)
First State Nominees (Hong Kong) Ltd (206615)
FIVE D PROPERTY MANAGEMENT (QLD) PTY LTD (ACN 7301573)
FIVE D PROPERTY MANAGEMENT (VIC) PTY LTD (ACN 7301591)
Fleet Care Services Pty Ltd (ACN 74503530)
Gandel Chambers Pty Ltd (ACN 104 741 102)
GATX Rail (BY-2) Pty Limited (ACN 90495980)
GATX Rail (BY-4) Pty Limited (ACN 90495962)
GATX Rail (SW-2) Pty Limited (ACN 90496030)
GATX Rail (SW-4) Pty Limited (ACN 90496012)
Gold Star Mortgage Management Pty Ltd (ACN 63742049)
Hazelwood Investment Company Pty Limited (ACN 75041360)
HIC Finance Pty Limited (ACN 75495528)
Infravest (No 1) Limited (ACN 60472522)
Investment Co Pty Ltd (ACN 83405627)
Jacques Martin Pty Ltd (ACN 6100830)
Lazarose Pty Ltd (ACN 3816448)
LG Inc. (ACN)
Nimitz Nominees Pty Ltd (ACN 3505959)
Perpetual Stock Pty Limited (ACN 65094886)
Retail Investor Pty Limited (ACN 60625194)
S.B.T. Properties Pty Ltd (ACN 9517328)
SBSSW (Delaware) Inc (ACN)
Securitisation Advisory Services Pty Limited (ACN 64133946)
Senbary Pty Limited (ACN 83183242)
SIF Railway No 1 Pty Limited (ACN 96458730)
SME Custodians Pty Ltd (ACN 81924110)
SME Growth Limited (ACN 79678194)
Sparad (No 24) Pty Limited (ACN 57975087)
State Nominees Limited (ACN 677350)
Tactical Global Management Limited (ACN 77796411)
Vanoti Pty Ltd (ACN 3519284)
Wezen Pty Ltd (ACN 3501817)
Commonwealth Investment Services Limited (CISL) (ACN 3049830)
Commonwealth Life Limited (CLL) (ACN 3610008)
Commonwealth Property Pty Limited (ACN 94052436)
COMMSERVE FINANCIAL LTD
Comsec Trading Limited (ACN 3485952)
Darontin Pty Ltd (ACN 7029209)
Fazen Pty Ltd (ACN 3066760)
First State (Hong Kong) LLC (F8489)
First State Investment Management (UK) Limited (Regd Scotland 47708)
First State Investment Services (UK) Limited (Regd England & Wales 3904320)
First State Investments (Singapore) (196900420D)
First State Investments Holdings (Singapore) Limited (Regd 199901706Z)
FIVE D PROPERTY MANAGEMENT (NSW) PTY LTD (ACN 7301582)
FIVE D PROPERTY MANAGEMENT (SA) PTY LTD (ACN 7322438)
FIVE D PROPERTY MANAGEMENT (WA) PTY LTD (ACN 83531579)
Fouron Pty Ltd (ACN 3066840)
GATX Rail (BY-1) Pty Limited (ACN 90495999)
GATX Rail (BY-3) Pty Limited (ACN 90495971)
GATX Rail (SW-1) Pty Limited (ACN 90496058)
GATX Rail (SW-3) Pty Limited (ACN 90496021)
GATX Rail (Victoria) Pty Limited (ACN 90065964)
Goldman Sachs (Asia) L.L.C (ABN 35 717 040 327)
HFV6 PTY LIMITED (ACN 76980740)
Homepath Pty Limited (ACN 81986530)
Infravest (No 2) Limited (ACN 71656865)
Jacques Martin Administration and Consulting Pty Ltd (ACN 6787748)
Keystone Financial Services Ltd (ACN 65021418)
Leaseway Transportation Pty Limited (ACN 78463457)
MMAL Fleet Lease Arranger Pty Ltd (ACN 76409526)
P. and B. Properties Pty Ltd (ACN 9499512)
PFM Holdings Pty Ltd (ACN 3290597)
RVG Administration Company Pty Limited (ACN 70835344)
SBN Nominees Pty Ltd (ACN 3501773)
SBV Nominees Limited (ACN 6291854)
Securitisation Custodian Pty Limited (ACN 76980704)
Share Investments Pty Limited (ACN 54210276)
SIF Railway No 2 Pty Limited (ACN 96458758)
SME Equities Limited (ACN 78207780)
South Australian Fleet Lease Arranger Pty Ltd (ACN 73607440)
Sparad (No 26) Pty Limited (ACN 54797965)
Super Partners Pty Limited (ACN 81837961)
The Colonial Mutual Life Assurance Society Ltd (ACN 4021809)
Victorian Fleet Lease Arranger Pty Limited (ACN 77164811)

End of Annexure A

This is the Annexure marked "B" of 1 page referred to in the Notice of Substantial Shareholding dated 30 March 2005.

Colonial First State Inv Managers
Transaction listing for the period 25/03/2005 to 30/03/2005 (as per F10 function) Page 1
For Security WDC.AU Westfield Group Ordinary/Units Fully Paid Stapled Securities

Fund	Pfolio	Trans.	Ccy	Date	Units		Cost/Proceeds	
CM	EASS01	OS-PUR	AUD	30/03/2005	5000		81383.01	
CM	EASS01	OS-PUR	AUD	30/03/2005	50000		815499.4	
						55000		896882.39
CM	EASS03	OS-PUR	AUD	29/03/2005	7300		119355	
						7300		119355
CM	EASS08	OS-PUR	AUD	29/03/2005	6000		98306.87	
CM	EASS08	OS-PUR	AUD	30/03/2005	5000		81505.85	
						11000		179812.72
CM	EASS10	OS-SAL	AUD	29/03/2005	-7398		-120058	
						-7398		-120058.16
CM	EASS15	OS-SAL	AUD	29/03/2005	-527		-8606.36	
CM	EASS15	OS-SAL	AUD	29/03/2005	-5		-81.2	
						-532		-8687.56
CM	EASS16	OS-PUR	AUD	30/03/2005	1365		22249.45	
						1365		22249.45
CM	EASS19	OS-PUR	AUD	30/03/2005	4289		69818.21	
						4289		69818.21
CM	EPSS01	OS-PUR	AUD	29/03/2005	64347		1050361	
CM	EPSS01	OS-PUR	AUD	29/03/2005	64269		1049532	
						128616		2099893.63
CM	EPSS02	OS-PUR	AUD	30/03/2005	47700		771970.4	
						47700		771970.37
CM	EPSS03	OS-SAL	AUD	30/03/2005	-31500		-512609	
						-31500		-512609.03
CM	EPSS04	OS-PUR	AUD	30/03/2005	3000		49020.27	
						3000		49020.27
CM	EPSS06	OS-PUR	AUD	29/03/2005	22790		372010.2	
CM	EPSS06	OS-PUR	AUD	29/03/2005	24576		401333.7	
						47366		773343.82
CM	EPSS08	OS-PUR	AUD	29/03/2005	3000		49290	
CM	EPSS08	OS-PUR	AUD	29/03/2005	10000		161996.6	
						13,000		211,287
TOTAL						279,206		4,552,278
CP	WEQI	OS-SAL	AUD	30/03/2005	-41000		-667558	
						-41000		-667557.9
CP	WGRS	OS-SAL	AUD	30/03/2005	-379628		-6173632	
						-379628		-6173632.3
CP	WSEQ	OS-SAL	AUD	30/03/2005	-45372		-737854	
						- 45,372		- 737,854
TOTAL						- 466,000		- 7,579,044
GRAND TOTAL						**- 186,794**		**- 3,026,767**

5111 1/1 22 January 2002

ASIC registered agent number 16234
lodging party or agent name Westfield Limited
office, level, building name or PO Box no. GPO Box 4004
street number & name
suburb/city Sydney state/territory NSW postcode 2001
telephone (02) 9358 7967
facsimile (02) 9358 7241
DX number suburb/city

021343633 ASS. CASH. PROC. REQ-A REQ-P

Australian Securities & Investments Commission

compliance plan audit report of a registered scheme

form **5111**
Corporations Act 2001
601HG(7)

name of scheme Westfield Trust
ARSN 090 849 746
name of responsible entity Westfield Management Limited
ACN 001 670 579
audit report for financial year ending 31/12 2004

Details of current compliance plan auditor

name (family & given names)
Auditor Registration no:

name of firm Ernst & Young
office level building name
street number & name 363 George Street
suburb / city Sydney state / territory NSW postcode 2000
Business Registration number (if applicable) State / Territory registered in

Auditor report

Does the auditor's report (section 601HG(3)) for the financial year contain a qualified opinion:

(a) that the responsible entity has not complied with the scheme's compliance plan during the financial year?
Yes ☐ No ☒

(b) that the compliance plan does not meet the requirements of Part 5C.4 of the Corporations Act 2001?
Yes ☐ No ☒

Certification

I certify that the attached documents marked (A) are a true copy of the audit report required under Section 601HG.

print name Simon Julian Tuxen capacity Company Secretary of the Responsible Entity

sign here [signature] date 31/3/2005

Small Business (less than 20 employees), please provide an estimate of the time taken to complete this form
Include
- The time actually spent reading the instructions, working on the question and obtaining the information
- The time spent by all employees in collecting and providing this information

hrs mins



Ernst & Young Centre
680 George Street
Sydney NSW 2000
Australia

GPO Box 2646
Sydney NSW 2001

Tel 61 2 9248 5555
Fax 61 2 9248 5959
DX Sydney Stock
Exchange 10172

INDEPENDENT AUDIT REPORT – MANAGED INVESTMENT SCHEME COMPLIANCE PLAN

To the Directors of Westfield Management Limited ("WML"):

Scope

I have audited the Compliance Plan ("the Plan") of the schemes listed in Appendix A which was established by WML as the responsible entity for the schemes for the financial year ended 31 December 2004. As directors of the responsible entity you are responsible for the design, documentation, operation and monitoring of the Plan and the adequacy of compliance measures contained in the Plan, including the relevant internal control systems, policies and procedures, and compliance therewith. These responsibilities are set out in Part 5C.2 of the *Corporations Act 2001* applicable in Australia. I have conducted an independent audit of the Plan in order to express an opinion on it to the responsible entity.

My audit has been conducted in accordance with Australian Auditing Standards to provide reasonable assurance regarding the Plan. Accordingly, I have performed such tests and procedures, as I considered necessary in the circumstances. My procedures included obtaining an understanding of the Plan and the compliance measures which it contains and examining, on a test basis, evidence supporting the operation of these compliance measures. These procedures have been undertaken to form an opinion whether, in all material respects, the responsible entity has complied with the Plan for the financial year ended 31 December 2004, and the Plan continues meet the requirements of Part 5C.4 of the *Corporations Act 2001* as at that date.

This audit report has been prepared for WML as the responsible entity of the schemes listed in Appendix A in accordance with section 601HG of the *Corporations Act 2001*. I disclaim any assumption of responsibility for any reliance on this report to any person other than the responsible entity, or for any purpose other than that for which it was prepared.

Inherent Limitations

Because of the inherent limitations of any Plan, it is possible that fraud, error or non-compliance with laws and regulations may occur and not be detected. An audit is not designed to detect all weaknesses in a Plan and the compliance measures in the Plan as an audit is not performed continuously throughout the financial year and the audit procedures performed on the Plan and compliance measures are undertaken on a test basis.

Any projection of the evaluation of the Plan to future periods is subject to the risk that the compliance measures in the Plan may become inadequate because of changes in conditions or circumstances, or that the degree of compliance with them may deteriorate.

The audit opinion expressed in this report has been formed on the above basis.

"A"

Ernst & Young

Audit Opinion

In my opinion, in all material respects:

(a) Westfield Management Limited has complied with the Plan of the schemes listed in Appendix A for the financial year ended 31 December 2004; and

(b) the Plan continues to meet the requirements of Part 5C.4 of the *Corporations Act 2001* as at 31 December 2004.

Ernst & Young

Chris Westworth

Partner

Sydney

Date: 28 February 2005

"A"

Appendix A

	Scheme Name	ARSN
1	Westfield Trust	090 849 746
2	Westfield Number 2 Sub Trust	090 094 358
3	SA Shopping Centre Trust	093 537 216
4	Bondi Junction Trust	093 553 756

ASIC registered agent number 16234

lodging party or agent name Westfield Limited

office, level, building name or PO Box no. GPO Box 4004

street number & name

suburb/city Sydney state/territory NSW postcode 2001

telephone (02) 9358 7967

facsimile (02) 9358 7241

DX number suburb/city

5111 1/1 22 January 2002

RECEIVED

2006 SEP 18 A 11:21

021343634

ASS. CASH. PROC. REQ-A REQ-P

OFFICE OF INTERNAT CORPORATE FINANCE

Australian Securities & Investments Commission

compliance plan audit report of a registered scheme

form **5111**

Corporations Act 2001

601HG(7)

name of scheme Westfield America Trust

ARSN 092 058 449

name of responsible entity Westfield America Management Limited

ACN 072 780 619

audit report for financial year ending 31/12/2004

Details of current compliance plan auditor

name (family & given names)

Auditor Registration no:

name of firm Ernst & Young

office level building name

street number & name 363 George Street

suburb / city Sydney state / territory NSW postcode 2000

Business Registration number (if applicable) State / Territory registered in

Auditor report

Does the auditor's report (section 601HG(3)) for the financial year contain a qualified opinion:

(a) that the responsible entity has not complied with the scheme's compliance plan during the financial year?

Yes ☐ No ☒

(b) that the compliance plan does not meet the requirements of Part 5C.4 of the Corporations Act 2001?

Yes ☐ No ☒

Certification

I certify that the attached documents marked (A) are a true copy of the audit report required under Section 601HG.

print name Simon Julian Tuxen capacity Company Secretary of the Responsible Entity

sign here [signature] date 31/3/2005

Small Business (less than 20 employees), please provide an estimate of the time taken to complete this form

Include

- The time actually spent reading the instructions, working on the question and obtaining the information
- The time spent by all employees in collecting and providing this information

hrs mins



Ernst & Young Centre
680 George Street
Sydney NSW 2000
Australia

GPO Box 2646
Sydney NSW 2001

Tel 61 2 9248 5555
Fax 61 2 9248 5959
DX Sydney Stock
Exchange 10172

INDEPENDENT AUDIT REPORT – MANAGED INVESTMENT SCHEME COMPLIANCE PLAN

To the Directors of Westfield America Management Limited ("WAML"):

Scope

I have audited the Compliance Plan ("the Plan") of Westfield America Trust which was established by WAML as the responsible entity for the scheme for the financial year ended 31 December 2004. As directors of the responsible entity you are responsible for the design, documentation, operation and monitoring of the Plan and the adequacy of compliance measures contained in the Plan, including the relevant internal control systems, policies and procedures, and compliance therewith. These responsibilities are set out in Part 5C.2 of the *Corporations Act 2001* applicable in Australia. I have conducted an independent audit of the Plan in order to express an opinion on it to the responsible entity.

My audit has been conducted in accordance with Australian Auditing Standards to provide reasonable assurance regarding the Plan. Accordingly, I have performed such tests and procedures, as I considered necessary in the circumstances. My procedures included obtaining an understanding of the Plan and the compliance measures which it contains and examining, on a test basis, evidence supporting the operation of these compliance measures. These procedures have been undertaken to form an opinion whether, in all material respects, the responsible entity has complied with the Plan for the financial year ended 31 December 2004, and the Plan continues to meet the requirements of Part 5C.4 of the *Corporations Act 2001* as at that date.

This audit report has been prepared for WAML as the responsible entity of Westfield America Trust in accordance with section 601HG of the *Corporations Act 2001*. I disclaim any assumption of responsibility for any reliance on this report to any person other than the responsible entity, or for any purpose other than that for which it was prepared.

Inherent Limitations

Because of the inherent limitations of any Plan, it is possible that fraud, error or non-compliance with laws and regulations may occur and not be detected. An audit is not designed to detect all weaknesses in a Plan and the compliance measures in the Plan, as an audit is not performed continuously throughout the financial year and the audit procedures performed on the Plan and compliance measures are undertaken on a test basis.

Any projection of the evaluation of the Plan to future periods is subject to the risk that the compliance measures in the Plan may become inadequate because of changes in conditions or circumstances, or that the degree of compliance with them may deteriorate.

The audit opinion expressed in this report has been formed on the above basis.

ERNST & YOUNG

Audit Opinion

In my opinion, in all material respects:

(a) Westfield America Management Limited has complied with the Plan of Westfield America Trust for the financial year ended 31 December 2004; and

(b) the Plan continues to meet the requirements of Part 5C.4 of the *Corporations Act 2001* as at 31 December 2004.

Ernst & Young

Chris Westworth

Partner

Sydney

Date: 28 February 2005

31 March 2005

Westfield

Westfield Group
Level 24, Westfield Towers
100 William Street
Sydney NSW 2011
GPO Box 4004
Sydney NSW 2001
Australia

Telephone 02 9358 7000
Facsimile 02 9358 7077
Internet www.westfield.com

The Manager
Company Announcements Office
Australian Stock Exchange Limited
Level 4, Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam

RE: WESTFIELD GROUP (ASX:WDC)
Annual Financial Reports for Westfield Holdings Limited, Westfield Trust and Westfield America Trust

The following documents are attached:

1. Annual Financial Report for the Westfield Group comprising Westfield Holdings Limited and its consolidated entities for the shortened financial year ended 31 December 2004;

2. Annual Financial Report for the Westfield Trust for the financial year ended 31 December 2004; and

3. Annual Financial Report for the Westfield America Trust for the financial year ended 31 December 2004.

Yours faithfully
WESTFIELD GROUP

Simon Tuxen
Company Secretary

encl

Westfield Holdings Limited ABN 66 001 671 496

Westfield Management Limited ABN 41 001 670 579 AFS Licence 230329
as responsible entity for **Westfield Trust** ABN 55 191 750 378 ARSN 090 849 746

Westfield America Management Limited ABN 66 072 780 619 AFS Licence 230324
as responsible entity for **Westfield America Trust** ABN 27 374 714 905 ARSN 092 058 449

Form 604

To: Westfield Group Ordinary/Units Fully Paid Stapled Securities

ACN/ARSN:

1. Details of substantial holder

Name: Commonwealth Bank of Australia ACN 123 123 124 (CBA), and their subsidiaries listed in Annexure "A" to this notice (Commonwealth Bank Group)

There was a change in the interests of the substantial holder on 24/03/2005
The previous notice was given to the company on 18/02/2005
The previous notice was dated 18/02/2005

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate had a relevant interest in on the date the substantial holder became a substantial holder are as follows:

Class of securities	Previous Notice		Present Notice	
	Person's votes	Voting Power	Person's votes	Voting Power
Fully paid ordinary shares	66,230,057	3.92%	65,329,151	3.82%

For the securities (if any) listed below see NOTE 1 at the end of this form

Class of securities	Previous Notice		Present Notice	
	Person's votes	Voting Power	Person's votes	Voting Power
Fully paid ordinary shares	18,628,350	1.10% see note 1 at the end of this form	20,052,700	1.17% see note 1 at the end of this form

For the securities (if any) listed below see NOTE 2 at the end of this form

Class of securities	Previous Notice		Present Notice	
	Person's votes	Voting Power	Person's votes	Voting Power
Fully paid ordinary shares	1,933,801	0.11% see note 2 at the end of this form	0	0.00% see note 2 at the end of this form

Class of securities	Previous Notice		Present Notice	
	Person's votes	Voting Power	Person's votes	Voting Power
Grand TOTAL Fully paid ordinary shares	84,858,407	5.02%	85,381,851	5.00%

3. Changes in relevant interest

Particulars of each change in, or change in the nature of, a relevant interest of the substantial shareholder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change	Consideration given in relation to change	Class and number of securities affected	Person's votes affected
See annexure "B" to this notice.					

4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder	Nature of relevant interest	Class and number of shares	Person's votes
Avanteos Investments Limited A/C S/F No.2	Avanteos Investments Limited PO Box 1012 Camberwell VIC 3124	Avanteos Investments Limited A/C S/F No.2	Power to control the exercise of a right to vote attached to securities and/or to control the exercise of the power to dispose of securities pursuant to the position held as superannuation trustee.	83,448 Fully paid ordinary shares	83,448
Avanteos Investments Ltd	Avanteos Investments Limited P O Box 1012 Camberwell VIC 3124	Avanteos Investments Ltd	Power to control the exercise of a right to vote attached to securities and/or to control the exercise of the power to dispose of securities pursuant to the position held as superannuation trustee.	6,033 Fully paid ordinary shares	6,033
Avanteos Investments Ltd ATF Symetry Personal Retirement FD	Avanteos Investments Limited PO Box 1012 Camberwell VIC 3124	Avanteos Investments Ltd ATF Symetry Personal Retirement FD	Power to control the exercise of a right to vote attached to securities and/or to control the exercise of the power to dispose of securities pursuant to the position held as superannuation trustee.	167,649 Fully paid ordinary shares	167,649
BTDL - First State Asian Equity Plus	HSBC Bank Australia Limited HSBC Centre, 580 George Street, Sydney NSW 2000	BTDL - First State Asian Equity Plus	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	132,505 Fully paid ordinary shares	132,505
ASBGI Unit Tst- Global Property Trust	Citicorp Nominees Pty Limited PO Box 3429 Auckland 1 New Zealand	ASBGI Unit Tst- Global Property Trust	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	1,494 Fully paid ordinary shares	1,494

ASBGI Unit Tst- Global Property Trust	Citicorp Nominees Pty Limited PO Box 3429 Auckland I New Zealand	ASBGI Unit Tst- Global Property Trust	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	47,780 Fully paid ordinary shares	47,780
Commonwealth Balanced B3C	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	Commonwealth Balanced B3C	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	206,465 Fully paid ordinary shares	206,465
Commonwealth Balanced B3C	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	Commonwealth Balanced B3C	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	2,595 Fully paid ordinary shares	2,595
CFSHK CMF Asia Cash Surplus Fund	Citicorp Nominees Pty Limited GPO Box 14, Hong Kong	CFSHK CMF Asia Cash Surplus Fund	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	59,192 Fully paid ordinary shares	59,192
COLONIAL FIRST STATE PROPERTY	Colonial First State Property Limited Level 7, 52 Martin Place, Sydney 1155	COLONIAL FIRST STATE PROPERTY	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	199 Fully paid ordinary shares	199
First State Asian Bridge-Equity	HSBC Bank Austalia Limited Level 10, 1 O'Connell Street Sydney NSW 2000	First State Asian Bridge-Equity	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	663 Fully paid ordinary shares	663

First State Asian Bridge-Equity	HSBC Bank Austalia Limited Level 10, 1 O'Connell Street Sydney NSW 2000	First State Asian Bridge-Equity	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	21,197 Fully paid ordinary shares	21,197
Commonwealth Growth G3C	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	Commonwealth Growth G3C	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	1,560,125 Fully paid ordinary shares	1,560,125
Commonwealth Growth G3C	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	Commonwealth Growth G3C	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	48,782 Fully paid ordinary shares	48,782
CIML as RE Commonwealth Australian Share Fund	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	CIML as RE Commonwealth Australian Share Fund	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	171,700 Fully paid ordinary shares	171,700
CIML as RE Commonwealth Share Income Fund	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	CIML as RE Commonwealth Share Income Fund	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	629,640 Fully paid ordinary shares	629,640
CIML as RE Commonwealth Growth Fund	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	CIML as RE Commonwealth Growth Fund	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	411,045 Fully paid ordinary shares	411,045

CIML as RE Commonwealth Growth Fund	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	CIML as RE Commonwealth Growth Fund	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	13,097 Fully paid ordinary shares	13,097
CIML as RE Commonwealth Income Fund	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	CIML as RE Commonwealth Income Fund	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	102,756 Fully paid ordinary shares	102,756
CIML as RE Commonwealth Property Securities Fund	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	CIML as RE Commonwealth Property Securities Fund	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	1,251,835 Fully paid ordinary shares	1,251,835
CIML as RE Commonwealth Property Securities Fund	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	CIML as RE Commonwealth Property Securities Fund	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	39,142 Fully paid ordinary shares	39,142
CISL ATF CFCL Property Securities (Super Bus) Fund	Legal and General Financial Services Limited , c/o Citicorp Nominees Pty Ltd GPO Box 764G, Melbourne VIC 3001	CISL ATF CFCL Property Securities (Super Bus) Fund	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	96,094 Fully paid ordinary shares	96,094
CISL ATF CFCL Property Securities (Super Bus) Fund	Legal and General Financial Services Limited , c/o Citicorp Nominees Pty Ltd GPO Box 764G, Melbourne VIC 3001	CISL ATF CFCL Property Securities (Super Bus) Fund	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	3,073,244 Fully paid ordinary shares	3,073,244

Commonwealth Managed M1C	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	Commonwealth Managed M1C	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	70,308 Fully paid ordinary shares	70,308
Commonwealth Managed M1C	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	Commonwealth Managed M1C	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	876 Fully paid ordinary shares	876
Commonwealth Managed M3C	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	Commonwealth Managed M3C	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	19,543 Fully paid ordinary shares	19,543
Commonwealth Managed M3C	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	Commonwealth Managed M3C	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	1,508,192 Fully paid ordinary shares	1,508,192
CFSIL A/C Motor Accident Commission	Motor Accident Commission, c/o Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	CFSIL A/C Motor Accident Commission	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	512,140 Fully paid ordinary shares	512,140
CFSIL A/C Motor Accident Commission	Motor Accident Commission, c/o Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	CFSIL A/C Motor Accident Commission	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	16,014 Fully paid ordinary shares	16,014

MAC CTP Style Neutral	Motor Accident Commission, c/o Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	MAC CTP Style Neutral	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	7,097 Fully paid ordinary shares	7,097
MAC CTP Style Neutral	Motor Accident Commission, c/o Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	MAC CTP Style Neutral	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	233,069 Fully paid ordinary shares	233,069
Nomura Australian Equity Fund	National Nominees Limited GPO Box 1406M, Melbourne 3001, Australia	Nomura Australian Equity Fund	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	82,485 Fully paid ordinary shares	82,485
Nomura Australian Equity Fund	National Nominees Limited GPO Box 1406M, Melbourne 3001, Australia	Nomura Australian Equity Fund	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	2,625 Fully paid ordinary shares	2,625
CBOSC Pty Ltd A/T for the Officers' Superannuation Fund	National Nominees Limited GPO Box 1406M, Melbourne VIC 3001	OSF Equities-CFS	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	43,577 Fully paid ordinary shares	43,577
CBOSC Pty Ltd A/T for the Officers' Superannuation Fund	National Nominees Limited GPO Box 1406M, Melbourne VIC 3001	OSF Equities-CFS	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	1,408,032 Fully paid ordinary shares	1,408,032

CBOSC Pty Ltd A/T for the Officers' Superannuation Fund	National Nominees Limited GPO Box 1406M Melbourne VIC 3001	CBOSC Pty Ltd A/T for the Officers' Superannuation Fund	Power to control the exercise of a right to vote attached to securities and to control the exercise of the power to dispose of securities pursuant to the position held as trustee for the Officers' Superannuation Fund.	1,450,527 Fully paid ordinary shares	1,450,527
CBOSC Pty Ltd A/T for the Officers' Superannuation Fund	National Nominees Limited GPO Box 1406M Melbourne VIC 3001	CBOSC Pty Ltd A/T for the Officers' Superannuation Fund	Power to control the exercise of a right to vote attached to securities and to control the exercise of the power to dispose of securities pursuant to the position held as trustee for the Officers' Superannuation Fund.	22,395 Fully paid ordinary shares	22,395
Storm Financial Australian Industrials Index Fund	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	Storm Financial Australian Industrials Index Fund	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	487,734 Fully paid ordinary shares	487,734
Storm Financial Australian Industrials Index Fund	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	Storm Financial Australian Industrials Index Fund	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	5,941 Fully paid ordinary shares	5,941
Workcover NSW - Listed Prop	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	Workcover NSW - Listed Prop	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	12,841 Fully paid ordinary shares	12,841
Workcover NSW - Listed Prop	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	Workcover NSW - Listed Prop	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	410,675 Fully paid ordinary shares	410,675

Commonwealth Diversified Share Fund	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	Commonwealth Diversified Share Fund	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	133,613 Fully paid ordinary shares	133,613
Commonwealth Diversified Share Fund	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	Commonwealth Diversified Share Fund	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	1,657 Fully paid ordinary shares	1,657
Wholesale Australian Share Fund - Core	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	Wholesale Australian Share Fund - Core	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	37,479 Fully paid ordinary shares	37,479
Wholesale Australian Share Fund - Core	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	Wholesale Australian Share Fund - Core	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	1,236,828 Fully paid ordinary shares	1,236,828
Wholesale Indexed Australian Share Fund	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	Wholesale Indexed Australian Share Fund	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	1,654,749 Fully paid ordinary shares	1,654,749
Wholesale Indexed Australian Share Fund	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	Wholesale Indexed Australian Share Fund	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	22,482 Fully paid ordinary shares	22,482

Wholesale Low Tracking Error Australian Share Fund	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	Wholesale Low Tracking Error Australian Share Fund	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	836,608 Fully paid ordinary shares	836,608
CFSIL as RE Colonial First State Wholesale Geared Share Fund	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	CFSIL as RE Colonial First State Wholesale Geared Share Fund	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	1,010,933 Fully paid ordinary shares	1,010,933
Wholesale Indexed Property Securities Fund	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	Wholesale Indexed Property Securities Fund	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	5,745,967 Fully paid ordinary shares	5,745,967
Wholesale Indexed Property Securities Fund	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	Wholesale Indexed Property Securities Fund	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	75,700 Fully paid ordinary shares	75,700
CFSIL AS RE Colonial First State Wholesale Property Securiti	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	CFSIL AS RE Colonial First State Wholesale Property Securiti	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	1,213,756 Fully paid ordinary shares	1,213,756
CFSIL AS RE Colonial First State Wholesale Property Securiti	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	CFSIL AS RE Colonial First State Wholesale Property Securiti	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	38,817,804 Fully paid ordinary shares	38,817,804

CFSIL as RE Colonial First State Wholesale Leaders Fund	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	CFSIL as RE Colonial First State Wholesale Leaders Fund	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	120,824 Fully paid ordinary shares	120,824
WSALE GEARED 452 AUST SHARE	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	WSALE GEARED 452 AUST SHARE	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	221,400 Fully paid ordinary shares "*" See note 1 on the last page of this form.	221,400
CFSIL as RE Commonwealth Australian Boutique Share Fund 3	Citicorp Nominees Pty Limited GPO Box 764G Melbourne VIC 3001	CFSIL as RE Commonwealth Australian Boutique Share Fund 3	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	55,205 Fully paid ordinary shares "*" See note 1 on the last page of this form.	55,205
CFSIL as RE Commonwealth Australian Shares Fund 1	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	CFSIL as RE Commonwealth Australian Shares Fund 1	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	1,100,000 Fully paid ordinary shares "*" See note 1 on the last page of this form.	1,100,000
CFSIL as RE Commonwealth Australian Shares Fund 2	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	CFSIL as RE Commonwealth Australian Shares Fund 2	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	274,500 Fully paid ordinary shares "*" See note 1 on the last page of this form.	274,500
CFSIL as RE Commonwealth Australian Shares Fund 3	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	CFSIL as RE Commonwealth Australian Shares Fund 3	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	149,700 Fully paid ordinary shares "*" See note 1 on the last page of this form.	149,700

CFSIL as RE Commonwealth Australian Shares Fund 5	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	CFSIL as RE Commonwealth Australian Shares Fund 5	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	419,575 Fully paid ordinary shares "*" See note 1 on the last page of this form.	419,575
CFSIL as RE Commonwealth Australian Shares Fund 6	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	CFSIL as RE Commonwealth Australian Shares Fund 6	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	307,510 Fully paid ordinary shares "*" See note 1 on the last page of this form.	307,510
CFSIL as RE Commonwealth Australian Shares Fund 6	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	CFSIL as RE Commonwealth Australian Shares Fund 6	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	9,931 Fully paid ordinary shares "*" See note 1 on the last page of this form.	9,931
CFSIL as RE Commonwealth Australian Shares Fund 7	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	CFSIL as RE Commonwealth Australian Shares Fund 7	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	545 Fully paid ordinary shares "*" See note 1 on the last page of this form.	545
CFSIL as RE Commonwealth Australian Shares Fund 7	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	CFSIL as RE Commonwealth Australian Shares Fund 7	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	17,441 Fully paid ordinary shares "*" See note 1 on the last page of this form.	17,441
CFSIL as RE Commonwealth Australian Shares Fund 8	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	CFSIL as RE Commonwealth Australian Shares Fund 8	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	148,000 Fully paid ordinary shares "*" See note 1 on the last page of this form.	148,000

CFSIL as RE Commonwealth Australian Shares Fund 9	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	CFSIL as RE Commonwealth Australian Shares Fund 9	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	78,214 Fully paid ordinary shares *** See note 1 on the last page of this form.	78,214
CFSIL as RE Commonwealth Australian Shares Fund 10	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	CFSIL as RE Commonwealth Australian Shares Fund 10	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	56,925 Fully paid ordinary shares *** See note 1 on the last page of this form.	56,925
CFSIL as RE Commonwealth Australian Shares Fund 10	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	CFSIL as RE Commonwealth Australian Shares Fund 10	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	5,565 Fully paid ordinary shares *** See note 1 on the last page of this form.	5,565
CFSIL as RE CFS Wholesale 452 Australian Share Fund	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	CFSIL as RE CFS Wholesale 452 Australian Share Fund	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	1,014,175 Fully paid ordinary shares *** See note 1 on the last page of this form.	1,014,175
CFSIL as RE Commonwealth Australian Share Fund 14	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	CFSIL as RE Commonwealth Australian Share Fund 14	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	31,669 Fully paid ordinary shares *** See note 1 on the last page of this form.	31,669
CFSIL as RE Commonwealth Australian Share Fund 15	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	CFSIL as RE Commonwealth Australian Share Fund 15	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	39,104 Fully paid ordinary shares *** See note 1 on the last page of this form.	39,104

CFSIL as RE Commonwealth Australian Share Fund 15	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	CFSIL as RE Commonwealth Australian Share Fund 15	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	1,001 Fully paid ordinary shares "*" See note 1 on the last page of this form.	1,001
FC W/E AUST SHARE 16-CHALLENGER	Citicorp Nominees Pty Limited GPO Box 764G Melbourne VIC 3001	FC W/E AUST SHARE 16-CHALLENGER	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	16,230 Fully paid ordinary shares "*" See note 1 on the last page of this form.	16,230
CFSIL as RE Commonwealth Australian Share Fund 19	Citicorp Nominees Pty Limited GPO Box 764G Melbourne VIC 3001	CFSIL as RE Commonwealth Australian Share Fund 19	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	596,164 Fully paid ordinary shares "*" See note 1 on the last page of this form.	596,164
CFSIL as RE Commonwealth Property Fund 1	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	CFSIL as RE Commonwealth Property Fund 1	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	9,073,530 Fully paid ordinary shares "*" See note 1 on the last page of this form.	9,073,530
CFSIL as RE Commonwealth Property Fund 2	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	CFSIL as RE Commonwealth Property Fund 2	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	1,407,727 Fully paid ordinary shares "*" See note 1 on the last page of this form.	1,407,727
CFSIL as RE Commonwealth Property Fund 2	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	CFSIL as RE Commonwealth Property Fund 2	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	43,696 Fully paid ordinary shares "*" See note 1 on the last page of this form.	43,696

CFSIL as RE Commonwealth Property Fund 3	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	CFSIL as RE Commonwealth Property Fund 3	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	1,018,560 Fully paid ordinary shares *** See note 1 on the last page of this form.	1,018,560
CFSIL as RE Commonwealth Property Fund 4	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	CFSIL as RE Commonwealth Property Fund 4	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	260,376 Fully paid ordinary shares *** See note 1 on the last page of this form.	260,376
CFSIL as RE Commonwealth Property Fund 4	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	CFSIL as RE Commonwealth Property Fund 4	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	8,235 Fully paid ordinary shares *** See note 1 on the last page of this form.	8,235
CFSIL as RE Commonwealth Property Fund 5	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	CFSIL as RE Commonwealth Property Fund 5	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	267,590 Fully paid ordinary shares *** See note 1 on the last page of this form.	267,590
CFSIL as RE Commonwealth Property Fund 6	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	CFSIL as RE Commonwealth Property Fund 6	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	3,212,932 Fully paid ordinary shares *** See note 1 on the last page of this form.	3,212,932
FC W/E PROP SEC 8-PENGANA	Citicorp Nominees Pty Limited GPO Box 764G Melbourne VIC 3001	FC W/E PROP SEC 8-PENGANA	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	212,600 Fully paid ordinary shares *** See note 1 on the last page of this form.	212,600

FC W/E PROP SEC 8-PENGANA	Citicorp Nominees Pty Limited GPO Box 764G Melbourne VIC 3001	FC W/E PROP SEC 8-PENGANA	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	4,600 Fully paid ordinary shares *** See note 1 on the last page of this form.	4,600

5. Consideration

The consideration paid for each relevant interest referred to in paragraph 3 above, and acquired in the four months prior to the day that the substantial holder became a substantial holder, is as follows:

Holder of relevant interest	Date of acquisition	Consideration Cash	Non-Cash	Class and number of securities
See annexure "B" to this notice				

6. Associates

The reasons and persons named in paragraph 3 above are associates of the substantial holder are as follows:

Name	Nature of Association
CBA and Commonwealth Bank Group	The Commonwealth Bank Group (other than Commonwealth Bank of Australia) are body corporates controlled by Commonwealth Bank of Australia and are therefore associates of Commonwealth Bank of Australia and of each other for the purposes of the Corporations Act.

7. Address

The addresses of persons named in this form are as follows:

Name	Address
CBA and Commonwealth Bank Group	C/- Level 2, 48 Martin Place Sydney NSW 1155

8. Signature

NOTE 1--(This note is relevant to section 2 3 4 and 5)

The relevant interests in these securitites are /were held by Colonial First State Investments Limited (CFS) as responsible entity of the specified registered managed investment schemes and relate(d) to holdings in connection with the Colonial First State First Choice product range. Decisions to buy/sell those securities and exercise voting rights in relation to those securities are made by external managers (unrelated to the Commonwealth Bank Group) to whom CFS has outsourced those functions. By instrument dated 29 October 2001 the Australian Securities and Investments Commission has granted certain relief to CFS and its related bodies corporate for these holdings from the provisions of Chapter 6 of the Corporations Act in relation to the acquisition of such securities.

NOTE 2--(This note is relevant to section 2 3 4 and 5)

The Colonial Mutual Life Assurance Society Limited (ACN 004 021 809) ("CMLA") entered into an Exclusivity Agreement (attached as Annexure A) dated 22 February 2005 pursuant to which, during the Exclusivity Period, certain shares in 452 Capital Pty Ltd ("452 Capital") were not to be sold unless CMLA consented. CMLA, by virtue of s608(3)(a), had a relevant interest in all securities in which 452 Capital had a relevant interest. The Exclusivity Period has now ended and so CMLA no longer has the relevant interest under s608(3)(a) under the Exclusivity Agreement that is described above.

....

John Damien Hatton – Company Secretary

Dated the 29 day of March 2005.

Annexure A

This is the annexure mark A of 2 pages referred to in Form 604, Notice of change of interests of Substantial Holder of Commonwealth Bank of Australia ACN 123 123 124 and certain other companies dated 24/03/2005

John Damien Hatton – Company Secretary

SCHEDULE

A.C.N. 004 929 962 Pty Ltd (ACN 4929962)
A.C.N. 080 159 762 Pty Ltd (ACN 80159762)
ACAPM Holdings B Pty Limited (ACN 99726486)
Aetna Properties Ltd (ACN 572225)
AGAL Holdings Pty Limited (ACN 96911367)
Aquashell Pty Limited (ACN 57036076)
Armraynald Investments Pty Limited (ACN 68291403)
Australian Company Number 002 680 471 Pty Limited (ACN 2680471)
Australian TIC Management Pty Limited (ACN 2213952)
Bennelong Centre Pty Ltd (ACN 7328949)
Brookhollow Ave Pty Limited (ACN 81129660)
CB-CLA Limited (ACN 3069458)
CB-CLAS Limited (ACN 3177222)
CB-CLHA Limited (ACN 3742747)
CB-CLPF Limited (ACN 1657503)
CB-CLRA Pty Limited (ACN 1826893)
CBA CORPORATE SERVICES (NSW) PTY LIMITED (72765434)
CBA Indemnity Co. Pty Limited (ACN 72183290)
CBA Investments (No 2) Pty Limited (ACN 73093286)
CBA Leasing (No 2) Pty Limited (ACN 64489238)
CBA Specialised Financing Limited (ACN 8544554)
CBFC Limited (ACN 8519462)
CC Group Holdings Pty Ltd (ACN 5934083)
Chullora Equity Investment (No 1) Pty Limited (ACN 70676943)
Chullora Equity Investment (No 3) Pty Limited (ACN 70677431)
CM Somerton Pty Ltd (ACN 5367671)
CMG Asia Pty Ltd (ACN 75668932)
CMG CH China Funds Management Limited (ACN 61146183)
Collateral Leasing Pty Limited (ACN 2681218)
Colonial Agricultural Company Limited (ACN 3963862)
Colonial Asset Management Limited (ACN 64031769)
Colonial e.Com Ltd (ACN 3345766)
Colonial Finance (Australia) Ltd (ACN 89843041)
Colonial Financial Corporation Limited (ACN 29818)
Colonial First State Fund Services Ltd (ACN 3257001)
Colonial First State Investments Limited (CFSIL) (ACN 2348352)
Colonial First State Private Equity Limited (ACN 2642819)
Colonial First State Property Holdings No 3 Pty Ltd (ACN 8100445)
Colonial First State Property Limited (ACN 85313926)
Colonial Holding Company Pty Ltd (ACN 74706782)
Colonial International Factors Pty Limited (ACN 83082973)
Colonial Investments Holding Pty Ltd (ACN 75668987)
Colonial Limited (ACN 74042112)
Colonial Mutual Funds Limited (ACN 6734514)
Colonial Mutual Superannuation Pty Ltd (ACN 6831983)
Colonial PCA Holdings Pty Ltd (ACN 50535647)
Colonial PCA Services Ltd (ACN 3900187)
Colonial Protection Insurance Pty Limited (ACN 83055967)
Colonial South Australia Limited (ACN 69065130)
Colonial State Residual (No 2) Pty Ltd (ACN 75733032)
Colonial Tasman Pty Ltd (ACN 83840644)
Commonwealth Bank Officers Superannuation Corporation Pty Ltd (074519798)
Commonwealth Capital Limited (ACN 78898370)
Commonwealth Development Bank of Australia Limited (ACN 74707458)
Commonwealth Fleet Lease Pty Limited (ACN 3429356)
Commonwealth Group Pty Limited (ACN 87485078)

A.C.N. 007 255 521 Pty Ltd (ACN 7255521)
ACAPM Holdings A Pty Limited (ACN 99726495)
ACAPM Pty Limited (ACN 99744297)
APS Life Finance Pty Limited (ACN 85514147)
Antarctic Shipping Pty Ltd (ACN 3622491)
Aquasten Pty Ltd (ACN 6485785)
Australian Bank Limited (ACN 8558601)
Australian Company Number 008 521 579 Pty Limited (ACN 8521579)
Avanteos Investments Limited (ACN 066 862 977)
Bizserv Pty Ltd (ACN 94234812)
CAPITAL 121 PTY LIMITED (ACN 3148187)
CB-CLARI Pty Limited (ACN 1826884)
CB-CLFIA Limited (ACN 3123233)
CB-CLMM Limited (ACN 6507731)
CB-CLPSG Limited (ACN 2585695)
CB-CLSA Limited (ACN 3774865)
CBA Corporate Services (VIC) Pty Limited (ACN 72103532)
CBA International Finance Pty Limited (ACN 63487589)
CBA Investments Limited (ACN 835423)
CBA Rail & Tram Company Pty Limited (ACN 92452625)
CBFC Leasing Pty Limited (ACN 8520965)
CBFC Properties Pty Limited (ACN 770454)
CFS Managed Property Limited (ACN 6464428)
Chullora Equity Investment (No 2) Pty Limited (ACN 70676710)
CISL (Hazelwood) Pty Limited (ACN 74747185)
CMG Asia Limited (ACN)
CMG Asia Trustee Company Limited (ACN)
CMG CH China Investments Limited (ACN 61513675)
Colonial AFS Services Pty Ltd (ACN 83514667)
Colonial Asset Finance Pty Ltd (ACN 89354370)
Colonial Australian Superannuation Ltd (ACN 3244040)
Colonial Employee Share Plan Pty Ltd (ACN 75669028)
Colonial Finance Limited (ACN 67105435)
Colonial Financial Management Limited (ACN 7299498)
Colonial First State Group Limited (ACN 4405556)
Colonial First State Private Capital Limited (ACN 2785739)
Colonial First State Property Holdings No 2 Pty Ltd (ACN 511624)
Colonial First State Property Investment Limited (ACN 3466117)
Colonial Holding Company (No 2) Pty Ltd (ACN 75333390)
Colonial Insurance Services Pty Ltd (ACN 83157117)
Colonial Investment Services Ltd (ACN 2451970)
Colonial LGA Holdings Limited (ACN 1634439)
Colonial Mutual Deposit Services Ltd (ACN 6227809)
Colonial Mutual Property Group Pty Ltd (ACN 7322429)
Colonial Net Limited (ACN 2902712)
Colonial PCA Properties Ltd (ACN 3354247)
Colonial Portfolio Services Limited (ACN 66649241)
Colonial Services Pty Limited (ACN 75733023)
Colonial State Residual (No 1) Pty Ltd (ACN 3909402)
Colonial Statutory Funds Management Limited (ACN 2807221)
Colonial Trade Services (Hong Kong) Limited (ACN)
Commonwealth Capital Corporation Limited (ACN 78898432)
Commonwealth Custodial Services Limited (CCSL) (ACN 485487)
COMMONWEALTH FINANCIAL PLANNING LIMITED (ACN 3900169)
Commonwealth Funds Management Limited (CFM) (ACN 52289442)
Commonwealth Insurance Holdings Limited (ACN 88327959)

Commonwealth Insurance Limited (ACN 67524216)
Commonwealth Investment Services Limited (CISL) (ACN 3049830)
Commonwealth Investments Pty Limited (ACN 65166305)
Commonwealth Life Limited (CLL) (ACN 3610008)
Commonwealth Managed Investments Limited (CMIL) (ACN 84098180)
Commonwealth Property Pty Limited (ACN 94052436)
Commonwealth Securities (Japan) Pty Limited (ACN 86971922)
COMMSERVE FINANCIAL LTD
COMMWEALTH INTERNATIONAL HOLDINGS PTY LIMITED (ACN 74025371)
Comsec Trading Limited (ACN 3485952)
CST Securitisation Management Limited (ACN 80151337)
Darontin Pty Ltd (ACN 7029209)
Emerald Holding Company Limited (ACN 66147528)
Fazen Pty Ltd (ACN 3066760)
Financial Wisdom Limited (ACN 6646108)
First State (Hong Kong) LLC (F8489)
First State Investment International Limited (Regd Scot 79063)
First State Investment Management (UK) Limited (Regd Scotland 47708)
FIRST STATE INVESTMENT MANAGERS (ASIA) LIMITED (ACN 54571701)
First State Investment Services (UK) Limited (Regd England & Wales 3904320)
First State Investments (Hong Kong) Limited (206616)
First State Investments (Singapore) (196900420D)
First State Investments (UK) Limited (Regd Eng/Wales 2294743)
First State Investments Holdings (Singapore) Limited (Regd 199901706Z)
First State Nominees (Hong Kong) Ltd (206615)
FIVE D PROPERTY MANAGEMENT (NSW) PTY LTD (ACN 7301582)
FIVE D PROPERTY MANAGEMENT (QLD) PTY LTD (ACN 7301573)
FIVE D PROPERTY MANAGEMENT (SA) PTY LTD (ACN 7322438)
FIVE D PROPERTY MANAGEMENT (VIC) PTY LTD (ACN 7301591)
FIVE D PROPERTY MANAGEMENT (WA) PTY LTD (ACN 83531579)
Fleet Care Services Pty Ltd (ACN 74503530)
Fouron Pty Ltd (ACN 3066840)
Gandel Chambers Pty Ltd (ACN 104 741 102)
GATX Rail (BY-1) Pty Limited (ACN 90495999)
GATX Rail (BY-2) Pty Limited (ACN 90495980)
GATX Rail (BY-3) Pty Limited (ACN 90495971)
GATX Rail (BY-4) Pty Limited (ACN 90495962)
GATX Rail (SW-1) Pty Limited (ACN 90496058)
GATX Rail (SW-2) Pty Limited (ACN 90496030)
GATX Rail (SW-3) Pty Limited (ACN 90496021)
GATX Rail (SW-4) Pty Limited (ACN 90496012)
GATX Rail (Victoria) Pty Limited (ACN 90065964)
Gold Star Mortgage Management Pty Ltd (ACN 63742049)
Goldman Sachs (Asia) L.L.C (ABN 35 717 040 327)
Hazelwood Investment Company Pty Limited (ACN 75041360)
HFV6 PTY LIMITED (ACN 76980740)
HIC Finance Pty Limited (ACN 75495528)
Homepath Pty Limited (ACN 81986530)
Infravest (No 1) Limited (ACN 60472522)
Infravest (No 2) Limited (ACN 71656865)
Investment Co Pty Ltd (ACN 83405627)
Jacques Martin Administration and Consulting Pty Ltd (ACN 6787748)
Jacques Martin Pty Ltd (ACN 6100830)
Keystone Financial Services Ltd (ACN 65021418)
Lazarose Pty Ltd (ACN 3816448)
Leaseway Transportation Pty Limited (ACN 78463457)
LG Inc. (ACN)
MMAL Fleet Lease Arranger Pty Ltd (ACN 76409526)
Nimitz Nominees Pty Ltd (ACN 3505959)
P. and B. Properties Pty Ltd (ACN 9499512)
Perpetual Stock Pty Limited (ACN 65094886)
PFM Holdings Pty Ltd (ACN 3290597)
Retail Investor Pty Limited (ACN 60625194)
RVG Administration Company Pty Limited (ACN 70835344)
S.B.T. Properties Pty Ltd (ACN 9517328)
SBN Nominees Pty Ltd (ACN 3501773)
SBSSW (Delaware) Inc (ACN)
SBV Nominees Limited (ACN 6291854)
Securitisation Advisory Services Pty Limited (ACN 64133946)
Securitisation Custodian Pty Limited (ACN 76980704)
Senbary Pty Limited (ACN 83183242)
Share Investments Pty Limited (ACN 54210276)
SIF Railway No 1 Pty Limited (ACN 96458730)
SIF Railway No 2 Pty Limited (ACN 96458758)
SME Custodians Pty Ltd (ACN 81924110)
SME Equities Limited (ACN 78207780)
SME Growth Limited (ACN 79678194)
South Australian Fleet Lease Arranger Pty Ltd (ACN 73607440)
Sparad (No 24) Pty Limited (ACN 57975087)
Sparad (No 26) Pty Limited (ACN 54797965)
State Nominees Limited (ACN 677350)
Super Partners Pty Limited (ACN 81837961)
Tactical Global Management Limited (ACN 77796411)
The Colonial Mutual Life Assurance Society Ltd (ACN 4021809)
Vanoti Pty Ltd (ACN 3519284)
Victorian Fleet Lease Arranger Pty Limited (ACN 77164811)
Wezen Pty Ltd (ACN 3501817)

End of Annexure A

This is the Annexure marked "B" of 6 pages referred to in the Notice of Substantial Shareholding dated 24 March 2005.

Colonial First State Inv Managers
Transaction listing for the period 19/02/2005 to 24/03/2005 (as per F10 function) Page 1
For Security WDC.AU Westfield Group Ordinary/Units Fully Paid Stapled Securities

Fund	Pfolio	Trans.	Ccy	Date	Units		Cost/Proceeds	
CC	IEQF	OS-SAL	AUD	22/03/2005	-7825		-127856.6	
						-7825		-127856.6
CC	IEQI	OS-SAL	AUD	22/03/2005	-27399		-447685.99	
						-27399		-447685.99
CC	IGRF	OS-SAL	AUD	16/03/2005	-7802		-129744.96	
						-7802		-129744.96
CC	IINF	OS-SAL	AUD	22/03/2005	-4900		-80063.56	
						- 4,900	-	80,064
TOTAL						- 47,926	-	785,351
CL	M3C	OS-SAL	AUD	22/03/2005	-40100		-656036	
CL	M3C	OS-SAL	AUD	22/03/2005	-13900		-229034.47	
						- 54,000	-	885,070
TOTAL						- 54,000	-	885,070
CM	EASS01	OS-PUR	AUD	14/03/2005	40000		667538.19	
						40000		667538.19
CM	EASS03	OS-PUR	AUD	09/03/2005	1350		22660.84	
CM	EASS03	OS-PUR	AUD	10/03/2005	900		14833.91	
						2250		37494.75
CM	EASS05	OS-SAL	AUD	01/03/2005	-12000		-199974.81	
CM	EASS05	OS-PUR	AUD	21/03/2005	6000		99804.18	
						-6000		-100170.63
CM	EASS06	OS-SAL	AUD	10/03/2005	-100		-1657.24	
						-100		-1657.24
								0
CM	EASS08	OS-PUR	AUD	28/02/2005	4500		76119.9	
CM	EASS08	OS-PUR	AUD	16/03/2005	5000		83689.71	
CM	EASS08	OS-PUR	AUD	18/03/2005	4000		66893.78	
						13500		226703.39
CM	EASS10	OS-SAL	AUD	21/02/2005	-16000		-267593.38	
CM	EASS10	OS-SAL	AUD	22/02/2005	-2900		-48378.97	
CM	EASS10	OS-SAL	AUD	22/02/2005	-47000		-786443.07	
CM	EASS10	OS-SAL	AUD	01/03/2005	-3720		-62232.53	
CM	EASS10	OS-SAL	AUD	03/03/2005	-9000		-151764.28	
CM	EASS10	OS-SAL	AUD	03/03/2005	-17900		-301510.36	
CM	EASS10	OS-SAL	AUD	10/03/2005	-5700		-94380.87	
CM	EASS10	OS-SAL	AUD	11/03/2005	-3800		-62950.9	
CM	EASS10	OS-SAL	AUD	14/03/2005	-10400		-172506.54	
CM	EASS10	OS-SAL	AUD	22/03/2005	-4640		-76255.58	
						-121060		-2024016.48
CM	EASS13	OS-PUR	AUD	24/02/2005	29085		484265.25	
						29085		484265.25
CM	EASS15	OS-SAL	AUD	01/03/2005	-72		-1203.84	
CM	EASS15	OS-SAL	AUD	01/03/2005	-3250		-54418.34	
CM	EASS15	OS-SAL	AUD	04/03/2005	-26		-435.5	
CM	EASS15	OS-SAL	AUD	04/03/2005	-4008		-67213.56	
CM	EASS15	OS-SAL	AUD	08/03/2005	-4		-67.36	
CM	EASS15	OS-SAL	AUD	08/03/2005	-1626		-27346.32	
CM	EASS15	OS-SAL	AUD	10/03/2005	-1004		-16603.48	
CM	EASS15	OS-SAL	AUD	15/03/2005	-2257		-37415.97	
CM	EASS15	OS-SAL	AUD	16/03/2005	-961		-16032.2	
CM	EASS15	OS-SAL	AUD	17/03/2005	-157		-2596.78	

CM	EASS15	OS-SAL	AUD	22/03/2005	-549		-9027.5	
CM	EASS15	OS-SAL	AUD	22/03/2005	-5		-82.7	
						-13919		-232443.55
CM	EASS16	OS-PUR	AUD	14/03/2005	3415		56918.03	
						3415		56918.03
CM	EASS19	OS-PUR	AUD	25/02/2005	3249		54089.81	
CM	EASS19	OS-PUR	AUD	21/03/2005	2491		41301.98	
						5740		95391.79
CM	EPSS01	OS-PUR	AUD	25/02/2005	130000		2163974.1	
CM	EPSS01	OS-PUR	AUD	01/03/2005	70000		1175619.7	
CM	EPSS01	OS-PUR	AUD	02/03/2005	100000		1688233.8	
CM	EPSS01	OS-PUR	AUD	03/03/2005	21426		361553.51	
CM	EPSS01	OS-PUR	AUD	03/03/2005	78574		1326331.7	
CM	EPSS01	OS-PUR	AUD	08/03/2005	51000		861111.67	
CM	EPSS01	OS-PUR	AUD	09/03/2005	50107		839386	
CM	EPSS01	OS-PUR	AUD	11/03/2005	50594		841952.21	
CM	EPSS01	OS-PUR	AUD	14/03/2005	75619		1259015.6	
CM	EPSS01	OS-PUR	AUD	15/03/2005	75705		1257420.7	
CM	EPSS01	OS-PUR	AUD	16/03/2005	76296		1274675.7	
CM	EPSS01	OS-PUR	AUD	17/03/2005	51118		849668.31	
CM	EPSS01	OS-PUR	AUD	18/03/2005	51327		855574.98	
CM	EPSS01	OS-PUR	AUD	21/03/2005	76472		1270880.4	
CM	EPSS01	OS-PUR	AUD	22/03/2005	64464		1067541.8	
						1022702		17092940.25
CM	EPSS02	OS-PUR	AUD	25/02/2005	10270		170846.7	
						10270		170846.7
CM	EPSS03	OS-PUR	AUD	24/02/2005	10640		178691.97	
						10640		178691.97
CM	EPSS04	OS-SAL	AUD	01/03/2005	-2000		-33403.97	
CM	EPSS04	OS-SAL	AUD	02/03/2005	-1000		-16718.43	
						-3000		-50122.4
CM	EPSS05	OS-SAL	AUD	21/02/2005	-1500		-25118.4	
CM	EPSS05	OS-SAL	AUD	10/03/2005	-30000		-492947.24	
CM	EPSS05	OS-SAL	AUD	18/03/2005	-5000		-83012.97	
						-36500		-601078.61
CM	EPSS06	OS-PUR	AUD	25/02/2005	50000		832297.72	
CM	EPSS06	OS-PUR	AUD	01/03/2005	30000		503837.01	
CM	EPSS06	OS-PUR	AUD	02/03/2005	30000		506470.14	
CM	EPSS06	OS-PUR	AUD	03/03/2005	10713		180776.75	
CM	EPSS06	OS-PUR	AUD	03/03/2005	39287		663165.87	
CM	EPSS06	OS-PUR	AUD	09/03/2005	17790		298015.78	
CM	EPSS06	OS-PUR	AUD	11/03/2005	17918		298179.62	
CM	EPSS06	OS-PUR	AUD	14/03/2005	26782		445905.88	
CM	EPSS06	OS-PUR	AUD	15/03/2005	26812		445333.37	
CM	EPSS06	OS-PUR	AUD	16/03/2005	27021		451439.28	
CM	EPSS06	OS-PUR	AUD	17/03/2005	18104		300919.34	
CM	EPSS06	OS-PUR	AUD	18/03/2005	18184		303110.94	
CM	EPSS06	OS-PUR	AUD	21/03/2005	29814		495475.85	
CM	EPSS06	OS-PUR	AUD	22/03/2005	14629		242260.33	
						357054		5967187.88
CM	EPSS08	OS-PUR	AUD	21/02/2005	5000		83650	
CM	EPSS08	OS-PUR	AUD	25/02/2005	7000		116529.32	
CM	EPSS08	OS-PUR	AUD	28/02/2005	8500		143068.59	
CM	EPSS08	OS-PUR	AUD	02/03/2005	5000		84057.68	
CM	EPSS08	OS-PUR	AUD	04/03/2005	5000		84458.91	
CM	EPSS08	OS-PUR	AUD	08/03/2005	5000		84509.07	
CM	EPSS08	OS-PUR	AUD	09/03/2005	5000		83960.98	
CM	EPSS08	OS-PUR	AUD	15/03/2005	5000		83035.02	
CM	EPSS08	OS-PUR	AUD	18/03/2005	10000		167413.22	
						55,500		930,683
TOTAL						1,369,577		22,899,172
CP	CFSHK	OS-SAL	AUD	22/03/2005	-1731		-28285.81	

						-1731		-28285.81
								0
CP	MACSN	OS-PUR	AUD	24/02/2005	5461		91711.11	
CP	MACSN	OS-SAL	AUD	16/03/2005	-1956		-32530.16	
						3505		59180.95
CP	NOME	OS-SAL	AUD	23/02/2005	-6172		-103826.24	
CP	NOME	OS-PUR	AUD	14/03/2005	1928		32150.34	
CP	NOME	OS-PUR	AUD	17/03/2005	5889		97937.44	
CP	NOME	OS-PUR	AUD	22/03/2005	4957		81882.17	
						6602		108143.71
CP	OSFEQ	OS-SAL	AUD	16/03/2005	-87800		-1463626	
						-87800		-1463626
CP	UTIND	OS-PUR	AUD	22/03/2005	13900		229034.47	
						13900		229034.47
CP	WEQC	OS-PUR	AUD	24/02/2005	36785		617807.26	
CP	WEQC	OS-SAL	AUD	16/03/2005	-3285		-54628.59	
						33500		563178.67
CP	WEQL	OS-SAL	AUD	22/03/2005	-39021		-637583.67	
						-39021		-637583.67
CP	WPRI	OS-SAL	AUD	03/03/2005	-51000		-860588.59	
CP	WPRI	OS-SAL	AUD	21/03/2005	-50000		-828200.22	
						- 101,000		- 1,688,789
TOTAL						**- 172,045**		**- 2,868,746**
MD	452GRS	OS-SAL	AUD	23/02/2005	-18800		-316063.89	
						- 18,800		- 316,064
MD	452ARF	TRANSF OUT	AUD	24/03/2005	-436400		-	
MD	452AST	TRANSF OUT	AUD	24/03/2005	-61700		-	
MD	452CEN	TRANSF OUT	AUD	24/03/2005	-168700		-	
MD	452CSF	TRANSF OUT	AUD	24/03/2005	-73600		-	
MD	452EMT	TRANSF OUT	AUD	24/03/2005	-310201		-	
MD	452FRS	TRANSF OUT	AUD	24/03/2005	-29500		-	
MD	452HST	TRANSF OUT	AUD	24/03/2005	-165100		-	
MD	452INT	TRANSF OUT	AUD	24/03/2005	-560600		-	
MD	452MMF	TRANSF OUT	AUD	24/03/2005	-39600		-	
MD	452WEF	TRANSF OUT	AUD	24/03/2005	-88400		-	
						- 1,933,801		-
TOTAL						**- 1,952,601**		**- 316,064**
	AIL*6704387	OS-SAL	AUD	24/02/2005	-220		- 3,681	
	AIL*6704387	OS-SAL	AUD	01/03/2005	-220		- 3,687	
	AIL*6704387	OS-SAL	AUD	02/03/2005	-1500		- 25,290	
	AIL*6704387	OS-PUR	AUD	03/03/2005	1000		16,900	
	AIL*6704387	OS-SAL	AUD	07/03/2005	-540		- 9,110	
	AIL*6704387	OS-SAL	AUD	08/03/2005	-352		- 5,931	
	AIL*6704387	OS-PUR	AUD	18/03/2005	500		8,360	
						- 1,332		- 22,439
	AIL*356191	OS-PUR	AUD	22/03/2005	915		15,006	
	AIL*356191	OS-PUR	AUD	24/03/2005	1800		29,700	
	AIL*356191	OS-PUR	AUD	24/03/2005	2400		39,600	
						5,115		84,306
TOTAL						**3,783**		**61,867**
	OSFT	OS-SAL	AUD	02/03/2005	-1427		- 23,859	
	OSFT	OS-SAL	AUD	02/03/2005	-48970		- 819,836	
	OSFT	OS-SAL	AUD	03/03/2005	-57760		- 967,789	
	OSFT	OS-SAL	AUD	07/03/2005	-263		- 4,405	
	OSFT	OS-SAL	AUD	07/03/2005	-40576		- 680,351	

	OSFT	OS-SAL	AUD	09/03/2005	-72		- 1,212	
	OSFT	OS-SAL	AUD	09/03/2005	-27240		- 458,058	
	OSFT	OS-PUR	AUD	10/03/2005	9600		161,174	
	OSFT	OS-SAL	AUD	11/03/2005	-9		- 149	
	OSFT	OS-SAL	AUD	11/03/2005	-22452		- 371,240	
	OSFT	OS-PUR	AUD	11/03/2005	6400		105,505	
	OSFT	OS-SAL	AUD	16/03/2005	-50670		- 839,868	
	OSFT	OS-SAL	AUD	17/03/2005	-21515		- 358,877	
	OSFT	OS-PUR	AUD	17/03/2005	87800		1,198,717	
	OSFT	OS-SAL	AUD	21/03/2005	-200243		-3,329,558	
	OSFT	OS-PUR	AUD	23/03/2005	172		2,845	
	OSFT	OS-SAL	AUD	24/03/2005	-128		- 2,079	
	OSFT	OS-SAL	AUD	24/03/2005	-13414		- 219,029	
						- 380,767		- 6,608,070
TOTAL						- 380,767		- 6,608,070

Colonial First State Inv Managers
Transaction listing for the period 19/02/2005 to 24/03/2005 (as per F10 function) Page 1
For Security WDCNA.AU Westfield Group New

Fund	Pfolio	Trans.	Ccy	Date	Units		Cost/Proceeds	
CC	IGRF	OS-PUR	AUD	02/03/2005	12964		217926.09	
CC	IGRF	ADJUST	AUD	09/03/2005	133		0	
						13097		217926.09
CC	IPSF	OS-PUR	AUD	02/03/2005	38747		651329.75	
CC	IPSF	ADJUST	AUD	09/03/2005	395		0	
						39,142		651,330
TOTAL						52,239		869,256
CF	LPT1	OS-PUR	AUD	02/03/2005	95122		1599008.9	
CF	LPT1	ADJUST	AUD	09/03/2005	972		0	
						96,094		1,599,009
TOTAL						96,094		1,599,009
CL	B3C	OS-PUR	AUD	02/03/2005	2569		43184.9	
CL	B3C	ADJUST	AUD	09/03/2005	26		0	
						2595		43184.9
CL	G3C	OS-PUR	AUD	02/03/2005	48289		811733.04	
CL	G3C	ADJUST	AUD	09/03/2005	493		0	
						48782		811733.04
CL	M1C	OS-PUR	AUD	02/03/2005	867		14568.4	
CL	M1C	ADJUST	AUD	09/03/2005	9		0	
						876		14568.4
CL	M3C	OS-PUR	AUD	02/03/2005	19345		325187.5	
CL	M3C	ADJUST	AUD	09/03/2005	198		0	
						19,543		325,188
TOTAL						71,796		1,194,674
CM	EASS06	OS-PUR	AUD	02/03/2005	9831		165252.48	
CM	EASS06	ADJUST	AUD	09/03/2005	100		0	
						9931		165252.48
CM	EASS07	OS-PUR	AUD	02/03/2005	540		9074.55	
CM	EASS07	ADJUST	AUD	09/03/2005	5		0	
						545		9074.55
CM	EASS10	OS-PUR	AUD	02/03/2005	5509		92605.6	
CM	EASS10	ADJUST	AUD	09/03/2005	56		0	

						5565		92605.6
CM	EASS15	OS-PUR	AUD	02/03/2005	991		16658.44	
CM	EASS15	ADJUST	AUD	09/03/2005	10		0	
						1001		16658.44
CM	EPSS02	OS-PUR	AUD	02/03/2005	43254		727096.88	
CM	EPSS02	ADJUST	AUD	09/03/2005	442		0	
						43696		727096.88
CM	EPSS04	OS-PUR	AUD	02/03/2005	8152		137034.53	
CM	EPSS04	ADJUST	AUD	09/03/2005	83		0	
						8235		137034.53
CM	EPSS08	OS-PUR	AUD	04/03/2005	4553		76536.13	
CM	EPSS08	ADJUST	AUD	09/03/2005	47		0	
						4,600		76,536
TOTAL						73,573		1,224,259
CP	ASBPS	OS-PUR	AUD	02/03/2005	1479		24859.93	
CP	ASBPS	ADJUST	AUD	09/03/2005	15		0	
						1494		24859.93
CP	MACLP	OS-PUR	AUD	02/03/2005	15852		266466.44	
CP	MACLP	ADJUST	AUD	09/03/2005	162		0	
						16014		266466.44
CP	MACSN	OS-PUR	AUD	02/03/2005	7025		118088.85	
CP	MACSN	ADJUST	AUD	09/03/2005	72		0	
						7097		118088.85
CP	NOME	OS-PUR	AUD	03/03/2005	2625		44134.45	
						2625		44134.45
CP	OSFEQ	OS-PUR	AUD	02/03/2005	45809		770055.97	
CP	OSFEQ	ADJUST	AUD	14/03/2005	468		0	
CP	OSFEQ	OS-SAL	AUD	16/03/2005	-2700		-44523	
						43577		725532.97
CP	UTIND	OS-PUR	AUD	02/03/2005	5881		98857	
CP	UTIND	ADJUST	AUD	09/03/2005	60		0	
						5941		98857
CP	WCLP	OS-PUR	AUD	02/03/2005	12711		213674.2	
CP	WCLP	ADJUST	AUD	09/03/2005	130		0	
						12841		213674.2
CP	WDEQ	OS-PUR	AUD	02/03/2005	1640		27575.9	
CP	WDEQ	ADJUST	AUD	09/03/2005	17		0	
						1657		27575.9
CP	WEQC	OS-PUR	AUD	02/03/2005	37100		623653.43	
CP	WEQC	ADJUST	AUD	09/03/2005	379		0	
						37479		623653.43
CP	WEQI	OS-PUR	AUD	02/03/2005	22254		374095.7	
CP	WEQI	ADJUST	AUD	09/03/2005	228		0	
						22482		374095.7
CP	WPRI	OS-PUR	AUD	02/03/2005	74934		1259646.3	
CP	WPRI	ADJUST	AUD	09/03/2005	766		0	
						75700		1259646.3
CP	WPRS	OS-PUR	AUD	02/03/2005	1201481		20196903	
CP	WPRS	ADJUST	AUD	09/03/2005	12275		0	
						1,213,756		20,196,903
TOTAL						1,440,663		23,973,489
	OSFT	OS-PUR	AUD	01/03/2005	22169		372664.88	
	OSFT	OS-SAL	AUD	17/03/2005	-22169		-372664.88	
	OSFT	OS-PUR	AUD	17/03/2005	2700		45387.39	
	OSFT	OS-PUR	AUD	17/03/2005	22395		372664.88	
	OSFT	OS-SAL	AUD	21/03/2005	-2700		-44800.8	
						22,395		373,251

TOTAL						22,395	373,251
HK	AEPF	OS-PUR	AUD	14/03/2005	663	11028.74	
						663	11,029
TOTAL						663	11,029
GRAND TOTAL						523,444	40,752,703

29 March 2005

Westfield

Westfield Group
Level 24, Westfield Towers
100 William Street
Sydney NSW 2011
GPO Box 4004
Sydney NSW 2001
Australia

Telephone 02 9358 7000
Facsimile 02 9358 7077
Internet www.westfield.com

The Manager
Company Announcements Office
Australian Stock Exchange Limited
Level 4, Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam

RE: WESTFIELD GROUP (ASX:WDC)
ISSUE OF STAPLED SECURITIES PURSUANT TO EXERCISE OF OPTIONS

Please be advised that 73,468 ordinary stapled securities (the "New Securities") have been issued as a consequence of the exercise of options held by Deutsche Bank AG.

The New Securities will rank for distributions from 1 January 2005 and will rank equally with other stapled securities currently on issue.

Yours faithfully
WESTFIELD GROUP

Simon Tuxen
Company Secretary

encl

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

**New issue announcement,
application for quotation of additional securities
and agreement**

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

Westfield Group

ABN

Westfield Holdings Limited ABN 66 001 671 496 Westfield Trust ARSN 090 849 746 Westfield America Trust ARSN 092 058 449

We (the entity) give ASX the following information.

Part 1 - All issues
You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary stapled securities
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	73,468
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Same terms as existing ordinary stapled securities.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes.
5	Issue price or consideration	$1,000,000
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	The stapled securities were issued as a consequence of the exercise of unquoted options issued to Deutsche Bank AG.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	29 March 2005

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
1,708,911,483	Ordinary stapled-securities

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	711,900 28,089,524 1,233,600	Options (Deutsche Bank) Options (Westfield America Trust) Options (Executive)

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	There will be no change in distribution policy

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	N/A
12	Is the issue renounceable or non-renounceable?	N/A
13	Ratio in which the +securities will be offered	N/A
14	+Class of +securities to which the offer relates	N/A
15	+Record date to determine entitlements	N/A
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	N/A
17	Policy for deciding entitlements in relation to fractions	N/A
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	N/A
19	Closing date for receipt of acceptances or renunciations	N/A

+ See chapter 19 for defined terms.

20	Names of any underwriters	N/A
21	Amount of any underwriting fee or commission	N/A
22	Names of any brokers to the issue	N/A
23	Fee or commission payable to the broker to the issue	N/A
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A
25	If the issue is contingent on +security holders' approval, the date of the meeting	N/A
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A
28	Date rights trading will begin (if applicable)	N/A
29	Date rights trading will end (if applicable)	N/A
30	How do +security holders sell their entitlements *in full* through a broker?	N/A
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	N/A

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A
33	+Despatch date	N/A

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☑ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	N/A
39	Class of +securities for which quotation is sought	N/A
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	N/A
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	N/A

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)	N/A	N/A

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty
- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: (Company secretary) Date: 29 March 2005

Print name: Simon Julian Tuxen

== == == == ==

+ See chapter 19 for defined terms.

Australian Securities &
Investments Commission


SENDER TO KEEP
BN8903605
RECEIVED
23/3/2005

Form 484
Corporations Act 2001

Change to company details

Sections A, B or C may be lodged independently with this signed cover page to notify ASIC of:

A1 Change of address
A2 Change of name - officeholders or members
A3 Change - ultimate holding company

B1 Cease company officeholder
B2 Appoint company officeholder
B3 Special purpose company

C1 Cancellation of shares
C2 Issue of shares
C3 Change to share structure
C4 Changes to the register of members

If there is insufficient space in any section of the form, you may photocopy the relevant page(s) and submit as part of this lodgement

Company details

Refer to guide for information about corporate key

Company name
Westfield Holdings Limited

ACN/ABN
66 001 671 496

Corporate key
95793579

Lodgement details

Who should ASIC contact if there is a query about this form?

Name
Graeme Blackett

ASIC registered agent number (if applicable)
16234

Telephone number
02 9358 7967

Postal address
GPO Box 4004
Sydney NSW 2001

Total number of pages including this cover sheet

Please provide an estimate of the time taken to complete this form.
hrs mins

Signature

This form must be signed by a current officeholder of the company.

I certify that the information in this cover sheet and the attached sections of this form are true and complete.

Name
Simon Julian Tuxen

Capacity
[ ] Director
[X] Company secretary

Signature

Date signed
21/03/05
(D D) (M M) (Y Y)

Lodgement

Send completed and signed forms to:
Australian Securities and Investments Commission,
PO Box 4000, Gippsland Mail Centre VIC 3841.

Or lodge the form electronically by visiting the ASIC website
www.asic.gov.au

For help or more information
Telephone 03 5177 3988
Email info.enquiries@asic.gov.au
Web www.asic.gov.au

Section C completion guide

Standard share codes
Refer to the following table for the share class codes for sections C1, C2, C3 and C4

Share class code	Full title	Share class code	Full title
A	A	PRF	preference
B	B ...etc	CUMP	cumulative preference
EMP	employee's	NCP	non-cumulative preference
FOU	founder's	REDP	redeemable preference
LG	life governor's	NRP	non-redeemable preference
MAN	management	CRP	cumulative redeemable preference
ORD	ordinary	NCRP	non-cumulative redeemable preference
RED	redeemable	PARP	participative preference
SPE	special		

If you are using the standard share class codes you do not need to provide the full title for the shares, just the share class code.

If you are not using the standard share class code, enter a code of no more than 4 letters and then show the full title.

Sections to complete
Use the table below to identify the sections of this form to complete (please indicate the sections that have been completed). Completion of this table is optional.

	C1 - Cancellation of shares	C2 - Issue of shares	C3 - Change to share structure table	C4 - Change to members register
Issue of shares				
☐ Proprietary company	Not required	✓	✓	✓
Public company				
☐ if in response to the Annual company statement	Not required	✓	✓	✓
☒ if not in response to the Annual company statement	Not required	✓	Not required	Not required
Cancellation of shares				
☐ Proprietary company	✓	Not required	✓	✓
Public company				
☐ if in response to the Annual company statement	✓	Not required	✓	✓
☐ if not in response to the Annual company statement	✓	Not required	Not required	Not required
Transfer of shares				
☐ Proprietary company	Not required	Not required	Not required	✓
Public company				
☐ if in response to the Annual company statement	Not required	Not required	Not required	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required
Changes to amounts paid				
☐ Proprietary company	Not required	Not required	✓	✓
Public company				
☐ if in response to the Annual company statement	Not required	Not required	✓	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required
Changes to beneficial ownership				
☐ Proprietary company	Not required	Not required	Not required	✓
Public company				
☐ if in response to the Annual company statement	Not required	Not required	Not required	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required

To notify ASIC about a division or conversion of a class of shares, you must lodge a form 211 within 28 days of the change occurring.

To notify ASIC about a conversion of shares into larger or smaller numbers, you must lodge a form 2205B within 28 days of the change occurring.

C1 Cancellation of shares

Reason for cancellation
Please indicate the reason that shares have been cancelled (select one or more boxes)

Redeemable preference shares — S.254J
- ☐ Redeemed out of profits
- ☐ Redeemed out of proceeds of a fresh issue of shares

Capital reduction — S.256A - S.256E
- ☐ Single shareholder company
- ☐ Multiple shareholder company. A Form 2560 must be lodged before a capital reduction takes place

Share buy-back. — ss.257H(3)
- ☐ Minimum holding buy-back by listed company
- ☐ Other buy-back type. A form 280 or 281 must be lodged at least 14 days, and no more than 1 year before the share buy-back can take place

☐ Forfeited shares — S.258D

Shares returned to a public company — ss.258E(2) & (3)
- ☐ Under section 651C, 724(2), 737 or 738
- ☐ Under section 1325A (court order)

☐ Other
Description

Give section reference

Details of cancelled shares

List the details of shares cancelled in the following table

Share class code	Number of shares cancelled	Amount paid (cash or otherwise)

Earliest date of change
Please indicate the earliest date that any of the above changes occurred.

☐☐/☐☐/☐☐
[D D] [M M] [Y Y]

C2 Issue of shares

List details of new share issues in the following table.

Share class code	Number of shares issued	Amount paid per share	Amount unpaid per share
ORD	15,544,151	$1.54	nil
ORD	1,296,630	$4.59	nil

Earliest date of change

Please indicate the earliest date that any of the above changes occurred

2 8 / 0 2 / 0 5

[D D] [M M] [Y Y]

If shares were issued for other than cash, were some or all of the shares issued under a written contract?

☐ **Yes**

if yes, proprietary companies must also lodge a Form 207Z certifying that all stamp duties have been paid. Public companies must also lodge a Form 207Z and either a Form 208 or a copy of the contract.

☐ **No**

if no, proprietary companies are not required to provide any further documents with this form. Public companies must also lodge a Form 208.

C3 Change to share structure

Where a change to the share structure table has occurred (eg. as a result of the issue or cancellation of shares), please show the updated details for the share classes affected. Details of share classes not affected by the change are not required here.

Share class code	Full title if not standard	Total number of shares (current after changes)	Total amount paid on these shares	Total amount unpaid on these shares

Earliest date of change

Please indicate the earliest date that any of the above changes occurred

[D D] [M M] [Y Y]

☐☐/☐☐/☐☐

Lodgement details

Is this document being lodged to update the Annual Company Statement that was sent to you?

☐ Yes

☒ No

C4 Changes to the register of members

Use this section to notify changes to the register of members for your company (changes to the shareholdings of members):

- If there are 20 members or less in a share class, all changes need to be notified
- If there are more than 20 members in a share class, only changes to the top twenty need be notified (s178B)
- If shares are jointly owned, you must also provide names and addresses of all joint owners on a separate sheet (annexure), clearly indicating the share class and with whom the shares are jointly owned

The changes apply to
Please indicate the name and address of the member whose shareholding has changed

☐ Family name
Given names

OR

☐ Company name

ACN/ARBN/ ABN

Office, unit, level, or PO Box number

Street number and Street name

Suburb/City

State/Territory

Postcode

Country (if not Australia)

Earliest date of change
Please indicate the earliest date that any of the following changes occurred.

Date of change
☐☐/☐☐/☐☐
[D D] [M M] [Y Y]

The changes are

Share class code	Shares increased by ... (number)	Shares decreased by ... (number)	Total number now held	*Total $ paid on these shares	*Total $ unpaid on these shares	Fully paid (y/n)	Beneficially held (y/n)	Top 20 member (y/n)

* Public companies are not required to provide these details

Date of entry of member's name in register
(New members only)

Date of entry
☐☐/☐☐/☐☐
[D D] [M M] [Y Y]

C4 Continued... Further changes to the register of members

Use this section to notify changes to the register of members for your company (changes to the shareholdings of members):

- If there are 20 members or less in a share class, all changes need to be notified
- If there are more than 20 members in a share class, only changes to the top twenty need be notified (s178B)
- If shares are jointly owned, you must also provide names and addresses of all joint owners on a separate sheet (annexure), clearly indicating the share class and with whom the shares are jointly owned

The changes apply to
Please indicate the name and address of the member whose shareholding has changed

☐ Family name　　Given names

OR

☐ Company name

ACN/ARBN/ ABN

Office, unit, level, or PO Box number

Street number and Street name

Suburb/City　　State/Territory

Postcode　　Country (if not Australia)

Earliest date of change
Please indicate the earliest date that any of the following changes occurred.

Date of change
☐☐/☐☐/☐☐
[D D] [M M] [Y Y]

The changes are

Share class code	Shares increased by ... (number)	Shares decreased by ... (number)	Total number now held	*Total $ paid on these shares	*Total $ unpaid on these shares	Fully paid (y/n)	Beneficially held (y/n)	Top 20 member (y/n)

* Public companies are not required to provide these details

Date of entry of member's name in register
(New members only)

Date of entry
☐☐/☐☐/☐☐
[D D] [M M] [Y Y]

21 March 2005



Westfield Group
Level 24, Westfield Towers
100 William Street
Sydney NSW 2011
GPO Box 4004
Sydney NSW 2001
Australia

Telephone 02 9358 7000
Facsimile 02 9358 7077
Internet www.westfield.com

The Manager
Company Announcements Office
Australian Stock Exchange Limited
Level 4, Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam

RE: WESTFIELD GROUP (ASX:WDC)
CHANGE OF DIRECTOR'S INTEREST NOTICE

Attached is an Appendix 3Y, Change of Director's Interest Notice in relation to Ms Carla Zampatti AM.

Yours faithfully
WESTFIELD GROUP

Simon Tuxen
Company Secretary

encl.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Westfield Group
ABN	Westfield Holdings Limited ABN 66 001 671 496 Westfield Trust ARSN 090 849 746 Westfield America Trust ARSN 092 058 449

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Carla Maria Zampatti
Date of last notice	02/08/2004

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct and indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Indirect interest is through a private company, Carla Zampatti Pty Limited
Date of change	28 February 2005
No. of securities held prior to change	221,654
Class	Ordinary stapled securities
Number acquired	Carla Zamaptti – 452 Carla Zampatti Pty Limited - 5
Number disposed	-
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$16.64 per security
No. of securities held after change	222,111

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Issue of securities under Westfield Group Distribution Reinvestment Plan

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

+ See chapter 19 for defined terms.

17 March 2005

Westfield

Westfield Group
Level 24, Westfield Towers
100 William Street
Sydney NSW 2011
GPO Box 4004
Sydney NSW 2001
Australia
Telephone 02 9358 7000
Facsimile 02 9358 7077
Internet www.westfield.com

The Manager
Company Announcements Office
Australian Stock Exchange Limited
Level 4, Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam

RE: WESTFIELD GROUP (ASX:WDC)
SALE OF BRUNEL CENTRE, SWINDON, UNITED KINGDOM

Attached is a media release in relation to the above.

Yours faithfully
WESTFIELD GROUP

Simon Tuxen
Company Secretary

encl


HERMES


Westfield

media release

17 March 2005

SALE OF BRUNEL CENTRE, SWINDON, UNITED KINGDOM

Westfield Group (ASX:WDC) and Hermes today announced the sale of the Brunel Centre, Swindon in the UK, to The Capital and Income Trust Group of Companies (CIT) for £130 million.

The Brunel Centre is a two-level shopping centre comprising 550,000 square feet (51,000 square metres). Since acquisition the owners have carried out asset management works and have obtained outline planning consent for 355,000 square feet of retail.

The sale of the Brunel Centre follows Westfield's acquisition of Duelguide plc and is consistent with the Group's long-term strategy for its UK portfolio.

CB Richard Ellis acted as agents for Westfield and Hermes.

ooOoo

Notes to Editors:

Westfield Group
The Westfield Group, with a market capitalisation of approximately £12 billion, is the largest retail property group in the world by equity market capitalisation and the eighth-largest entity listed on the Australian Stock Exchange. Operating on a global platform, the Westfield Group is an internally managed, vertically integrated shopping centre group, undertaking ownership, development, design, construction, funds and asset management, property management, leasing and marketing employing in excess of 4,000 staff worldwide.

The Westfield Group has interests in an investment portfolio of 126 shopping centres valued in excess of £16 billion located in Australia, the United States, New Zealand and the United Kingdom. These shopping centre portfolios have strong positions in their local markets with geographic, retail and economic diversity providing a strong and consistent income stream. The centres are located in prime trade areas, anchored by long-term tenancies with major retailers and incorporate a wide cross section of high quality specialty retailers and national chain store operators.

Westfield's UK portfolio consists of (excluding Swindon):

- Eight shopping centres and four urban regeneration projects in the UK
- Over 900 retail outlets
- Gross lettable area exceeding 350,000sqm
- UK assets of £1.8 billion

Hermes
Hermes Property Asset Management Limited holds approximately £4 billion assets in the retail sector, of which £1.972 billion (net) is invested directly and indirectly in 17 shopping centres throughout the UK and a further £580m under management through X-Leisure. The Hermes Retail portfolio also has substantial interests in retail parks, unit shops and indirect holdings.

ENDS

westfield.com
Westfield Holdings Limited ABN 66 001 671 496 **Westfield Management Limited** ABN 41 001 670 579 AFS Licence 230329 as responsible entity for **Westfield Trust** ABN 55 191 750 378 ARSN 090 849 746 **Westfield America Management Limited** ABN 66 072 780 619 AFS Licence 230324 as responsible entity for **Westfield America Trust** ABN 27 374 714 905 ARSN 092 058 449
For further information please contact Matthew Abbott on +61 2 9358 7333

11 March 2005

Westfield

Westfield Group
Level 24, Westfield Towers
100 William Street
Sydney NSW 2011
GPO Box 4004
Sydney NSW 2001
Australia

Telephone 02 9358 7000
Facsimile 02 9358 7077
Internet www.westfield.com

The Manager
Company Announcements Office
Australian Stock Exchange Limited
Level 4, Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam

WESTFIELD GROUP (ASX:WDC)
NOTICE UNDER ASX LISTING RULE 3.19A

We enclose Appendix 3Y notices, as required to be provided under Listing Rule 3.19A for each of the following directors of the Westfield Group companies: FP Lowy, DH Lowy, PS Lowy and SM Lowy.

The notices are in respect of a recent acquisition of 214,176 stapled securities in Westfield Group by Westfield C Fund Pty Limited, as trustee of the Westfield Superannuation C Fund. These securities were issued pursuant to the participation of Westfield C Fund Pty Limited in the Westfield Group Distribution Reinvestment Plan.

The Lowy family directors have a relevant interest in the Westfield Group stapled securities acquired by Westfield C Fund Pty Limited. Please note that the Lowy family directors have not personally acquired any stapled securities.

Yours faithfully
WESTFIELD GROUP

Simon Tuxen
Company Secretary

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Westfield Group
ABN	Westfield Holdings Limited ABN 66 001 671 496 Westfield Trust ARSN 090 849 746 Westfield America Trust ARSN 092 058 449

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Frank P Lowy
Date of last notice	02/08/2004

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Westfield C Fund Pty Limited
Date of change	28 February 2005
No. of securities held prior to change	166,450,338
Class	Ordinary stapled securities
Number acquired	214,176
Number disposed	-
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$16.64 per security
No. of securities held after change	166,664,514

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Issue of securities under Westfield Group Distribution Reinvestment Plan

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Westfield Group
ABN	Westfield Holdings Limited ABN 66 001 671 496 Westfield Trust ARSN 090 849 746 Westfield America Trust ARSN 092 058 449

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	David Hillel Lowy
Date of last notice	02/08/2004

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Westfield C Fund Pty Limited
Date of change	28 February 2005
No. of securities held prior to change	166,450,338
Class	Ordinary stapled securities
Number acquired	214,176
Number disposed	-
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$16.64 per security
No. of securities held after change	166,664,514

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Issue of securities under Westfield Group Distribution Reinvestment Plan

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Westfield Group
ABN	Westfield Holdings Limited ABN 66 001 671 496 Westfield Trust ARSN 090 849 746 Westfield America Trust ARSN 092 058 449

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Peter Simon Lowy
Date of last notice	02/08/2004

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Westfield C Fund Pty Limited
Date of change	28 February 2005
No. of securities held prior to change	166,450,338
Class	Ordinary stapled securities
Number acquired	214,176
Number disposed	-
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$16.64 per security
No. of securities held after change	166,664,514

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Issue of securities under Westfield Group Distribution Reinvestment Plan

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Westfield Group
ABN	Westfield Holdings Limited ABN 66 001 671 496 Westfield Trust ARSN 090 849 746 Westfield America Trust ARSN 092 058 449

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Steven Mark Lowy
Date of last notice	02/08/2004

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Indirect.
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Westfield C Fund Pty Limited
Date of change	28 February 2005
No. of securities held prior to change	166,450,338
Class	Ordinary stapled securities
Number acquired	214,176
Number disposed	-
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$16.64 per security
No. of securities held after change	166,664,514

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Issue of securities under Westfield Group Distribution Reinvestment Plan

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

+ See chapter 19 for defined terms.

7 March 2005

Westfield

Westfield Group
Level 24, Westfield Towers
100 William Street
Sydney NSW 2011
GPO Box 4004
Sydney NSW 2001
Australia

Telephone 02 9358 7000
Facsimile 02 9358 7077
Internet www.westfield.com

The Manager
Company Announcements Office
Australian Stock Exchange Limited
Level 4, Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam

RE: WESTFIELD GROUP (ASX:WDC)
ISSUE OF STAPLED SECURITIES PURSUANT TO EXERCISE OF OPTIONS

Please be advised that 1,296,630 ordinary stapled securities (the "New Securities") have been issued as a consequence of the exercise of options held by Deutsche Bank AG.

The New Securities will rank for distributions from 1 January 2005 and will rank equally with other stapled securities currently on issue.

Yours faithfully
WESTFIELD GROUP

Simon Tuxen
Company Secretary

encl

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

**New issue announcement,
application for quotation of additional securities
and agreement**

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

Westfield Group

ABN

Westfield Holdings Limited ABN 66 001 671 496

Westfield Trust ARSN 090 849 746

Westfield America Trust ARSN 092 058 449

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary stapled securities
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	1,296,630
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Same terms as existing ordinary stapled securities.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes.
5	Issue price or consideration	$17,600,000
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	The stapled securities were issued pursuant to the Westfield Group Distribution Reinvestment Plan and will be used to provide additional working capital.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	7 March 2005

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	1,708,838,015	Ordinary stapled-securities

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	712,900	Options (Deutsche Bank)
		28,355,654	Options (Westfield America Trust)
		1,233,600	Options (Executive)

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	There will be no change in distribution policy

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	N/A
12	Is the issue renounceable or non-renounceable?	N/A
13	Ratio in which the +securities will be offered	N/A
14	+Class of +securities to which the offer relates	N/A
15	+Record date to determine entitlements	N/A
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	N/A
17	Policy for deciding entitlements in relation to fractions	N/A
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	N/A
19	Closing date for receipt of acceptances or renunciations	N/A

+ See chapter 19 for defined terms.

20	Names of any underwriters	N/A
21	Amount of any underwriting fee or commission	N/A
22	Names of any brokers to the issue	N/A
23	Fee or commission payable to the broker to the issue	N/A
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A
25	If the issue is contingent on +security holders' approval, the date of the meeting	N/A
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A
28	Date rights trading will begin (if applicable)	N/A
29	Date rights trading will end (if applicable)	N/A
30	How do +security holders sell their entitlements *in full* through a broker?	N/A
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	N/A

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A
33	+Despatch date	N/A

Part 3 - Quotation of securities
You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☑ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	N/A
39	Class of +securities for which quotation is sought	N/A
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	N/A
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	N/A

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class
N/A	N/A

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: (Company secretary) Date: 7 March 2005

Print name: Simon Julian Tuxen

== == == == ==

+ See chapter 19 for defined terms.

4 March 2005

Westfield

Westfield Group
Level 24, Westfield Towers
100 William Street
Sydney NSW 2011
GPO Box 4004
Sydney NSW 2001
Australia

Telephone 02 9358 7000
Facsimile 02 9358 7077
Internet www.westfield.com

The Manager
Company Announcements Office
Australian Stock Exchange Limited
Level 4, Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Sirs

WESTFIELD GROUP (ASX:WDC)
AMENDMENT TO PRELIMINARY FINAL REPORT (APPENDIX 4E)

We refer to the Appendix 4E announced on 28 February 2005.

The Appendix 4E (Notes 6.8 and 10.5) specified that 15,385,755 stapled securities were to be issued under the DRP at a price of $16.81 (with the following cost base: $1.55 per Westfield Holdings share, $8.38 per Westfield Trust unit and $6.88 per Westfield America Trust unit).

The calculation of the issue price under the DRP did not take into account the differential ranking entitlements of the DRP securities (ASX: WDCNA). The number of securities to be issued under the DRP is 15,544,151 at an issue price of $16.64 per stapled security.

Accordingly, the revised cost base of the DRP securities (amending Note 10.5 of WDC's Appendix 4E announced on 28 February 2005) is as follows: $1.54 per Westfield Holdings share, $8.30 per Westfield Trust unit and $6.80 per Westfield America Trust unit.

The Appendix 4E should be read subject to this announcement concerning the DRP. There are no other changes to the Appendix 4E.

An amended Appendix 3B reflecting the above changes is attached.

Yours faithfully
WESTFIELD GROUP

Simon Tuxen
Company Secretary

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

**New issue announcement,
application for quotation of additional securities
and agreement**

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

Westfield Group

ABN

Westfield Holdings Limited ABN 66 001 671 496

Westfield Trust ARSN 090 849 746

Westfield America Trust ARSN 092 058 449

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary stapled securities
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	15,544,151
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Same terms as existing ordinary units, subject only to the date they rank for distribution – see item 4.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	No. The new stapled securities, the subject of this announcement, will rank for distribution from 1 March 2004. Accordingly each new stapled security will participate as to 122/181 with respect to the distribution period ending 30 June 2005. They will rank equally with all other ordinary stapled securities on issue in respect of any subsequent distribution. In all other respects, the stapled securities will rank equally with all other ordinary stapled securities on issue.
5	Issue price or consideration	$258,654,672.60
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	The stapled securities were issued pursuant to the Westfield Group Distribution Reinvestment Plan and will be used to provide additional working capital.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	28 February 2005

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	1,707,541,385	Ordinary stapled-securities

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	730,500	Options (Deutsche Bank)
		28,355,654	Options (Westfield America Trust)
		1,233,600	Options (Executive)

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	There will be no change in distribution policy

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	N/A
12	Is the issue renounceable or non-renounceable?	N/A
13	Ratio in which the +securities will be offered	N/A
14	+Class of +securities to which the offer relates	N/A
15	+Record date to determine entitlements	N/A
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	N/A
17	Policy for deciding entitlements in relation to fractions	N/A
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	N/A
19	Closing date for receipt of acceptances or renunciations	N/A

+ See chapter 19 for defined terms.

20	Names of any underwriters	N/A
21	Amount of any underwriting fee or commission	N/A
22	Names of any brokers to the issue	N/A
23	Fee or commission payable to the broker to the issue	N/A
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A
25	If the issue is contingent on +security holders' approval, the date of the meeting	N/A
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A
28	Date rights trading will begin (if applicable)	N/A
29	Date rights trading will end (if applicable)	N/A
30	How do +security holders sell their entitlements *in full* through a broker?	N/A
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	N/A

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A
33	+Despatch date	N/A

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☑ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	N/A
39	Class of +securities for which quotation is sought	N/A
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	N/A
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	N/A

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)	N/A	N/A

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty
- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: (Company secretary) Date: 4 March 2005

Print name: Simon Julian Tuxen

== == == == ==

+ See chapter 19 for defined terms.

RECEIVED

2006 SEP 18 A 11: 41

OFFICE OF INTERNATIONAL CORPORATE FINANCE

28 February 2005

Westfield

Westfield Group
Level 24, Westfield Towers
100 William Street
Sydney NSW 2011
GPO Box 4004
Sydney NSW 2001
Australia

Telephone 02 9358 7000
Facsimile 02 9358 7077
Internet www.westfield.com

The Manager
Company Announcements Office
Australian Stock Exchange Limited
Level 4, Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam

RE: WESTFIELD GROUP (ASX:WDC)
NUMBER OF STAPLED SECURITIES ISSUED PURSUANT TO WESTFIELD GROUP DISTRIBUTION REINVESTMENT PLAN

We refer to the draft Appendix 3B in lodged with the Exchange on Friday 25 February 2005.

Westfield Group confirms that there are no changes to the figures set out in the draft Appendix 3B in respect of the final number of stapled securities to be issued.

Yours faithfully
WESTFIELD GROUP

Simon Tuxen
Company Secretary

28 February 2005

Westfield

Westfield Group
Level 24, Westfield Towers
100 William Street
Sydney NSW 2011
GPO Box 4004
Sydney NSW 2001
Australia
Telephone 02 9358 7000
Facsimile 02 9358 7077
Internet www.westfield.com

The Manager
Company Announcements Office
Australian Stock Exchange Limited
Level 4, Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam

RE: WESTFIELD GROUP (ASX:WDC)
PRELIMINARY FINAL RESULT – PERIOD ENDED 31 DECEMBER 2004

Please find attached Media Release, Results Presentation and Appendix 4E in relation to the above.

Yours faithfully
WESTFIELD GROUP

Simon Tuxen
Company Secretary

encl



28 February 2005

WESTFIELD GROUP ANNOUNCES 6 MONTH PROFIT OF $832.9 MILLION

The Westfield Group (ASX: WDC) today announced its first result following the merger, reporting a net profit of $832.9 million for the six months to 31 December 2004. The distribution for the period was $875.7 million and represents 52.03 cents per stapled security.

The result was in line with forecasts contained in the Explanatory Memorandum for the merger of Westfield Holdings, Westfield Trust and Westfield America Trust which was completed in July 2004.

As at 31 December 2004, the Westfield Group had interests in 126 shopping centres with a value of approximately $41.9 billion[1] comprising 20,600 retailers and approximately 10.0 million square metres of retail space.

Key highlights for the period include:

- a distribution of $875.7 million, representing 52.03 cents per stapled security for the six months to 31 December 2004;
- an increase in gross value of investments under management of 16% from $36.0 billion to $41.9 billion;
- the acquisition of interests in shopping centres and development assets totaling $3.4 billion – including the £1.1 billion ($2.8 billion) acquisition of Duelguide in the United Kingdom and the formation of four new joint ventures with DB REEF in Australia;
- the completion of $1.1 billion of developments – including the Group's largest project at Bondi Junction in Australia;
- a valuation uplift of $2.8 billion arising from the independent valuation of the Group's shopping centres during the period;
- an increase in net asset backing to $10.61 per security; and
- $8.5 billion of new financing facilities put in place with US$2.6 billion raised from the US public debt market and a further US$4.0 billion bank syndicated facility now available


media release

[1] Includes expansion and redevelopment projects

Note: All dollars quoted in Australian dollars unless otherwise stated

westfield.com
Westfield Holdings Limited ABN 66 001 671 496 **Westfield Management Limited** ABN 41 001 670 579 AFS Licence 230329 as responsible entity for **Westfield Trust** ABN 55 191 750 378 ARSN 090 849 746
Westfield America Management Limited ABN 66 072 780 619 AFS Licence 230324 as responsible entity for **Westfield America Trust** ABN 27 374 714 905 ARSN 092 058 449
For further information please contact Matthew Abbott on +61 2 9358 7333



media release

Managing directors, Peter Lowy and Steven Lowy said: "We are very pleased with the successful completion of the merger of Westfield Holdings, Westfield Trust and Westfield America Trust which has created the world's largest listed retail property group (by market capitalisation) with a market capitalisation in excess of $28 billion."

"Our ongoing operations in Australia, New Zealand, the United States and the United Kingdom continue to perform well and we remain on track to deliver the forecasts that were issued at the time of the merger."

"It has been a very positive period for the Group and the significant acquisition and financing transactions undertaken over the last six months have been consistent with our merger rationale and provide a strengthened platform for our existing operations and for future growth."

Outlook

The directors confirm the forecasts contained in the Explanatory Memorandum for the distribution periods to 30 June 2006. The forecast distribution re-stated for the Group's financial year to 31 December 2005, is 106.5 cents per stapled security.



Westfield Group

Results Overview for the Six Month Period Ended 31 December 2004

Financial Highlights

Net Property Income	$1,115.8 m	Total Assets	$34,281 m
Profit After Tax	$832.9m	Total Liabilities	$16,430 m
Distribution	$875.7m	Net Assets	$17,851 m
Earnings per Security	49.49 cents	NTA per security	$10.61
Distribution per Security	52.03 cents	Gearing	40.6%

The Group's net profit after tax for the 6 months to 31 December 2004 was $832.9 million. This result was ahead of the Explanatory Memorandum forecast ("forecast") of $801.3 million due to profit from asset sales during the period of $31.5 million which were not anticipated at the time of the Merger. Total distribution of $875.7 million is also in line with forecast.

Earnings per security is 49.5 cents and after adjusting for asset sales is in line with the forecast earnings per security of 47.6 cents. The Group's distribution for the period is 52.03 cents per security and is slightly ahead of the forecast of 52.0 cents per security.

Total assets have risen by 14% since 30 June 2004 from $30.0 billion to $34.3 billion. During the same period, the gross value of investments under management rose by 16% from $36.0 billion to $41.9 billion. This increase in our shopping centre portfolio has been driven by the acquisition of new properties, the completion of redevelopments and revaluation of existing assets. In particular during the period we have substantially increased our presence in the United Kingdom with the £1.1 billion ($2.8 billion) acquisition of Duelguide Plc.

The Group has also focussed on strengthening its financing structure by increasing the diversification of its funding mix and lengthening its debt maturity profile. During the period, $8.5 billion of new core facilities were put in place with US$2.6 billion raised from the US public debt market and a further US$4.0 billion global syndicated bank facility now available.

Both of these transactions were consistent with the objectives set at the time of the merger and represented the largest deals of their kind by an Australian corporate, receiving strong support from international debt markets.



Operational highlights for the period include strong performances from each of our Australian & New Zealand, United States and United Kingdom regions which have been reflected in the $2.8 billion increase in the valuation of the Group's existing shopping centre assets and have contributed to the growth in NTA to $10.61 per security at 31 December 2004.

At 31 December 2004, the Group's gearing level was 40.6%. Following the completion of the Duelguide acquisition, gearing will increase to approximately 44%. Based on equity market capitalisation of $28 billion net debt to total market capitalisation is approximately 33%.

The total distribution for the period of 52.03 cents per stapled security comprises distributions from both Westfield Trust and Westfield America Trust totalling 47.56 cents per security (91.4% of total distribution) which is tax advantaged to approximately 42% and a fully franked dividend from Westfield Holdings of 4.47 cents per security (8.6% of total distribution).

Operational Highlights

Australia and New Zealand

Group Property Income: 6 mths to 31-12-04	$489.2 m	Annual Retail Sales	$A16.8 bn
Group Property Investments	$14,286 m	Retail Outlets	10,600
Centres	51	GLA (m sqm)	3.3

The Australian and New Zealand operations contributed property income of $489.2m for the reporting period. This is in line with our previous forecast and represents a comparable mall income growth of 5.1%. This performance reflects the strong retail conditions as well as the quality of the portfolios in both regions with occupancy continuing to be in excess of 99.5%.

Retail sales in the Group's 40 Australian centres totalled $15.2 billion, up 9.8% for the 12 months to 31 December 2004. On a comparable basis, total sales increased 6.2% with specialty store sales up 7.4%. Retail sales at the Group's 11 shopping centres in New Zealand increased 4.6% to $NZ1.6 billion for the 12 months to 31 December 2004. On a comparable basis, total sales increased 4.2% with specialty store sales up 6.6%.



Property transactions

Since the merger, the Group formed four new joint ventures with DB REEF Trust valued at $790 million, acquired Skygarden and Imperial Arcade, in Sydney's CBD for $241 million, and acquired the remaining 50% interest in Newmarket, Auckland for NZ$121.2 million.

Development projects

Completed

In Australia during the period, the final stage of the Group's largest project to date, the $755 million redevelopment of Westfield Bondi Junction, in Sydney's eastern suburbs was completed. The centre was valued at year end at $1.22 billion which represents a valuation uplift of $246 million on the total cost of $974 million.

We are very pleased with the success of this project and the standards achieved in all aspects of our business:- development, design, construction, leasing, management and marketing. The centre is now set to become the highest grossing Westfield centre in Australia.

The Group also completed a $46 million development of The Pines in Melbourne and a $20 million upgrade of Westfield Mt Gravatt in Brisbane.

In New Zealand, the NZ$94 million redevelopment of Westfield Riccarton in Christchurch was completed.

Under Construction

In Australia during the period, 5 projects were commenced. The $50 million redevelopment of Westfield Innaloo in Perth is expected to be finished in the third quarter of 2005. The Group's $180 million development of Westfield Helensvale on Queensland's Gold Coast is progressing ahead of schedule and is expected to be completed in late 2005. Two other projects are expected to be completed in late 2005 – the $100 million redevelopment of Westfield Tuggerah, in the NSW Central Coast and the $60 million upgrade of Westfield Mt Druitt in Sydney. The $90 million redevelopment of Westfield Parramatta in Sydney is currently scheduled to be completed by the second quarter of 2006.

In New Zealand, the NZ$150 million redevelopment of Westfield Queensgate in Wellington is progressing well and expected to be completed at the end of 2005.



United Kingdom

Group Property Income: 6 mths to 31-12-04	$37.5 m	Retail Outlets	1,000
Group Property Investments	$3,616 m	GLA (m sqm)	0.4
Centres	9		

The UK operations contributed property income of $37.5 million for the reporting period which includes one month's contribution from the shopping centres acquired as part of the Duelguide transaction and an underlying comparable mall income growth of 2.9%. At 31 December 2004, the portfolio was 99% leased.

General retail conditions in the UK remained steady for the year albeit with some signs of softening during the later part of the year.

Property transactions

Since the merger the Group has expanded its interests in the United Kingdom with the £1.1 billion ($2.8 billion) acquisition of Duelguide Plc, owners of the Chelsfield property portfolio. The acquisition comprised:

- 100% interest in Merry Hill, a leading super-regional shopping centre near Birmingham;
- 25% interest in White City, a super-regional shopping centre now under construction in west London ;
- 100% interest in Sprucefield retail park and adjoining land (50%) in Northern Ireland, which have the potential to be developed into a regional shopping centre; and
- interests in two large-scale development projects: Broadway (100%) in Bradford and Stratford City (25%) in east London.

Development projects

Significant progress has been made on predevelopment works at Derby, with construction on the £310 million project expected to commence shortly. Also underway is the development of a new shopping centre at White City (Westfield share - £350 million).

Predevelopment work is currently underway on the £400 million redevelopment at Nottingham, the £200 million project at Guildford, as well as our new project at Bradford.



United States

Group Property Income: 6 mths to 31-12-04	$651.0 m	Annual Retail Sales - specialties	US$6.7 bn
Group Property Investments	$15,645 m	Retail Outlets	9,000
Centres	66	GLA (m sqm)	6.3

The United States operations contributed property income of A$651.0 million during the reporting period and represents comparable mall income growth of 4.2%. This result was in line with forecast and reflects the underlying improved retail conditions in the US, particularly in our East Coast and West Coast regions.

During the 12 months to 31 December 2004, sales per square foot in the Group's US centres were up 6.1% to US$405 per square foot.

At December 2004 the portfolio was 94.2% leased, which was slightly ahead of the occupancy rate a year ago of 94%. Total mall shop leases totaling 3.7 million square feet were completed during the year at rents representing a 26.3% increase over expiring rents. The average portfolio rent at December 2004 of US$37.88 per square foot represents a 4.3% increase over December 2003.

Property transactions

In the United States, since year end the Group has purchased Chicago Ridge in Chicago, Illinois for US$108 million and acquired a further 25% interest in Westfield Valencia for US$69 million, taking its interest to 50%.

Development projects

Completed

During the period, the Group completed the US$113 million redevelopment of Westfield Santa Anita, in Los Angeles, California, and the US$27 million development of Westfield Parkway, in San Diego, California. Both projects were completed in October 2004.

Under Construction

The US$130 million redevelopment of Westfield Wheaton, in Wheaton, Maryland is progressing on schedule and is expected to be completed in the second quarter of 2005. Completion is expected in the second quarter of 2005 on the US$117 million redevelopment of Westfield Franklin Park, at Toledo, Ohio, while the US$32 million upgrade of Westfield Gateway, at Lincoln, Nebraska is currently scheduled to be completed during the fourth quarter of 2005.



The first quarter of 2006 is expected to see the completion of the Group's US$71 million redevelopment of Westfield Chesterfield, in St Louis, Missouri. Two major projects are expected to be finished in the second quarter of 2006 – the US$137 million redevelopment of Westfield Century City in Los Angeles, California and the US$119 million redevelopment of Connecticut Post in Milford, Connecticut. The US$420 million redevelopment of Westfield San Francisco, in California, is progressing well and is currently scheduled to be completed in the fourth quarter of 2006.

ENDS

Appendix 4E
Preliminary Final Report
under ASX listing rule 4.3A

Name of stapled entity

Westfield Group (ASX Code: WDC)

Entities that form the stapled entity

Westfield Holdings Limited ("WHL") ABN 66 001 671 496
Westfield Trust ("WT") ARSN 090 849 746
Westfield America Trust ("WAT") ARSN 092 058 449

Current reporting period

31 December 2004

Previous reporting period

30 June 2004

Introduction

The Westfield Group was established in July 2004 by the stapling of the securities of each of WHL, WT and WAT. The securities trade as one security on the Australian Stock Exchange under the code WDC. The stapling transaction is referred to as the "Merger".

As a result of the Merger, for accounting purposes, WHL gained control of WT and WAT and has consolidated WT and WAT from 2 July 2004, being the date an order made by the Supreme Court of New South Wales approving the scheme of arrangement of WHL was lodged with the Australian Securities and Investments Commission ("ASIC"). Accordingly, this transaction is accounted for as an "in substance" acquisition under Australian GAAP.

As part of the Merger, WHL changed its year end from 30 June to 31 December by an order dated 21 May 2004, made by ASIC pursuant to subsection 340(1) of the Corporations Act. The shortened financial year ended 31 December 2004 is defined as the six month period 1 July 2004 to 31 December 2004.

Comparatives

The financial information presented for the current reporting period ending 31 December 2004 comprises the Westfield Group as a single reporting entity for the shortened financial year, being the 6 month period from 1 July 2004 to 31 December 2004. The comparative financial information presented for the reporting period ended 30 June 2004 comprises only WHL as a reporting entity for the 12 month period 1 July 2003 to 30 June 2004 and therefore is not comparable to the current reporting period.

Results for announcement to the market (A$ million)

		WDC 31 Dec 04 6 mths	WHL 30 Jun 04 12 mths		
Revenue from ordinary activities	*Ref 1.8*	**1,876.6**	**1,253.5**	**up**	**49.7 %**
Profit from ordinary activities after tax expense and before Merger and capital restructure charges attributable to Members	*Ref 1.15, 1.19 and 1.26*	**832.9**	**328.4**	**up**	**153.6 %**
Profit/(loss) from ordinary activities after tax expense and after Merger and capital restructure charges attributable to Members	*Ref 1.26*	**832.9**	**(196.4)**	**up**	**524.1 %**

Dividends/distributions proposed		Amount per security	
WDC stapled dividend/distribution proposed	*Ref 9.4*	52.03 cents	
comprising:-			
- dividend in respect of WHL share		4.47 cents	fully franked
- distribution in respect of WT unit		20.74 cents	42.0% estimated tax advantage
- distribution in respect of WAT unit		26.82 cents	42.6% estimated tax advantage

Record date for determining entitlements to the final dividend: 14 February 2005

Commentary and analysis of the results for the current period can be found in the attached Westfield Group media release dated 28 February 2005. This media release forms part of the Appendix 4E.

Amounts in this report shown as 0.0 represents amounts less than 50,000 that have been rounded.

WESTFIELD GROUP

STATEMENT OF FINANCIAL PERFORMANCE

for the shortened financial year ended 31 December 2004 [i]

		Ref	*WDC* *31 Dec 04 [i]* *$million*	*WHL* *30 Jun 04 [ii]* *$million*
1.1	**Revenue from ordinary activities**			
1.2	Shopping centre rental and other property income		1,517.2	62.0
1.3	Property development income		72.9	953.2
1.4	Property and funds management income		22.8	230.7
1.5	Interest income		7.5	4.4
1.6	**Total revenue from trading activities**		**1,620.4**	**1,250.3**
1.7	Revenue from asset sales		256.2	3.2
1.8	**Total revenue from ordinary activities**		**1,876.6**	**1,253.5**
1.9	**Expenses from ordinary activities**			
1.10	Shopping centre and other property outgoings		(493.2)	(55.3)
1.11	Property development costs		(64.5)	(812.7)
1.12	Property and funds management costs		(9.6)	(151.1)
1.13	Corporate costs		(12.2)	(13.1)
1.14	**Total expenses from trading activities**		**(579.5)**	**(1,032.2)**
1.15	Merger and capital restructure charges			(519.7)
1.16	Costs of assets sold/transaction costs written off		(224.7)	(3.2)
1.17	**Total expenses from ordinary activities**		**(804.2)**	**(1,555.1)**
1.18	Share of net profits of equity accounted entities before Merger charges		104.0	210.3
1.19	Share of Merger charges included in associates net profit			(5.1)
1.20	**Share of net profits of equity accounted entities**	*5.14*	**104.0**	**205.2**
1.21	Borrowing costs		(262.2)	(17.1)
1.22	**Profit/(loss) from ordinary activities before tax expense**		**914.2**	**(113.5)**
1.23	Tax expense relating to ordinary activities		(44.8)	(82.9)
1.24	**Profit/(loss) from ordinary activities after tax expense**		**869.4**	**(196.4)**
1.25	Less: Net profit attributable to Outside Equity Interest		(36.5)	-
1.26	**Net profit/(loss) from ordinary activities attributable to Members of the Westfield Group**		**832.9**	**(196.4)**
1.27	Increase in asset revaluation reserve		2,626.0	184.9
1.28	Net exchange difference on translation of the financial reports of self sustaining foreign operations		(98.0)	(4.2)
1.29	**Total revenues, expenses and valuation adjustments attributable to members of the Westfield Group and recognised directly in equity**		**2,528.0**	**180.7**
1.30	**Total changes in equity other than those resulting from transactions with owners as owners attributable to members of the Westfield Group**		**3,360.9**	**(15.7)**

[i] By an order dated 21 May 2004, made by ASIC pursuant to subsection 340(1) of the Corporations Act 2001 ("Corporations Act"), the WDC shortened financial year ended 31 December 2004 is defined as the six month period 1 July 2004 to 31 December 2004. The WHL comparative period ended 30 June 2004 is defined as the twelve month period 1 July 2003 to 30 June 2004.

WESTFIELD GROUP

STATEMENT OF FINANCIAL PERFORMANCE (continued)

for the shortened financial year ended 31 December 2004 [(i)]

		Ref	*WDC 31 Dec 04* [(i)] *cents*	*WHL 30 Jun 04* [(i)] *cents*
1.31	**Basic earnings per security**			
1.32	Profit from trading activities before taxation		52.45	n/a
1.33	Less taxation		(2.66)	n/a
1.34	Profit from trading activities after taxation		49.79	n/a
1.35	Profit from asset sales/transaction costs written off		1.87	n/a
1.36	Outside equity interest		(2.17)	n/a
1.37	**Basic earnings per security**	*6.2*	**49.49**	**n/a**
1.38	**Diluted earnings per security**	*6.3*	**49.01**	**n/a**

STATEMENT OF PROPOSED DIVIDEND/DISTRIBUTION

for the shortened financial year ended 31 December 2004 [(i)]

		Ref	*WDC 31 Dec 04* [(i)] *$million*	*WHL 30 Jun 04* [(i)] *$million*
1.39	Net profit/(loss) from ordinary activities attributable to Members of the Westfield Group		832.9	(196.4)
	Add:			
1.40	Net profit from asset sales/transaction costs written off		(31.5)	-
1.41	Project profits eliminated in the Westfield Group		74.3	-
1.42	Merger and other capital restructure charges		-	524.8
1.43	Prior period 50% dividend policy		-	(164.2)
1.44	**Dividend/distribution proposed**	*9.4*	**875.7**	**164.2**
1.45	**Dividend/distribution proposed per security *(cents)***	*9.4*	**52.03**	**28.92**

[(i)] By an order dated 21 May 2004, made by ASIC pursuant to subsection 340(1) of the Corporations Act, the WDC shortened financial year ended 31 December 2004 is defined as the six month period 1 July 2004 to 31 December 2004. The WHL comparative period ended 30 June 2004 is defined as the twelve month period 1 July 2003 to 30 June 2004.

WESTFIELD GROUP
STATEMENT OF FINANCIAL POSITION
as at 31 December 2004

		Ref	WDC 31 Dec 04 $million	WHL 30 Jun 04 $million
2.1	**Current assets**			
2.2	Cash assets	3.38	236.2	71.7
2.3	Trade receivables		26.0	-
2.4	Other receivables		204.2	141.5
2.5	Inventories		20.4	66.1
2.6	Tax receivable		32.5	12.0
2.7	Other assets		221.8	143.5
2.8	**Total current assets**		**741.1**	**434.8**
2.9	**Non current assets**			
2.10	Property investments	2.49	27,706.8	30.3
2.11	Equity accounted investments	5.5	3,789.6	2,083.4
2.12	Other investments		592.7	4.4
2.13	Fixed assets		147.9	150.2
2.14	Receivables		121.9	63.9
2.15	Deferred tax assets		11.2	17.9
2.16	Other assets		1,169.8	236.3
2.17	**Total non current assets**		**33,539.9**	**2,586.4**
2.18	**Total assets**		**34,281.0**	**3,021.2**
2.19	**Current liabilities**			
2.20	Payables		797.6	232.2
2.21	Interest bearing liabilities	2.53	1,198.9	12.2
2.22	Non interest bearing liabilities			2.1
2.23	Current tax liabilities		61.1	46.6
2.24	Dividend payable			77.4
2.25	Other liabilities		186.9	21.0
2.26	**Total current liabilities**		**2,244.5**	**391.5**
2.27	**Non current liabilities**			
2.28	Payables		61.5	21.2
2.29	Interest bearing liabilities	2.58	12,859.6	1,063.6
2.30	Deferred tax liabilities		177.0	141.0
2.31	Other liabilities		435.6	56.2
2.32	**Total non current liabilities**		**13,533.7**	**1,282.0**
2.33	**Total liabilities**		**15,778.2**	**1,673.5**
2.34	**Net assets**		**18,502.8**	**1,347.7**
2.35	**Equity attributable to Members of the Westfield Group**			
2.36	Contributed equity	2.60	11,410.1	696.2
2.37	Reserves	2.65	4,917.9	268.9
2.38	Retained profits	2.74	1,522.8	382.6
2.39	**Total equity attributable to Members of the Westfield Group**		**17,850.8**	**1,347.7**
2.40	**Outside equity interests**			
2.41	Contributed equity		536.1	-
2.42	Reserves		115.9	-
2.43	Retained profits			-
2.44	**Total outside equity interests**		**652.0**	**-**
2.45	**Total equity**		**18,502.8**	**1,347.7**

WESTFIELD GROUP
NOTES TO THE STATEMENT OF FINANCIAL POSITION
as at 31 December 2004

		Ref	WDC 31 Dec 04 $million	WHL 30 Jun 04 $million
2.46	**Property investments**			
2.47	Shopping centre investments		26,953.8	-
2.48	Construction and development projects		753.0	30.3
2.49	Total property investments		27,706.8	30.3
	Movement in property investments			
	Balance at the beginning of the year		30.3	28.0
	Initial property investments contributed by WT and WAT to the Westfield Group pursuant to the Merger		25,715.4	-
	Acquisitions of property		651.8	-
	Disposal of property		(159.7)	-
	Redevelopment costs		673.9	2.3
	Net revaluation increment		2,300.6	-
	Retranslation of foreign operations		(1,505.5)	-
	Balance at the end of the year		27,706.8	30.3
2.50	**Interest bearing liabilities**			
	Current			
2.51	Unsecured		986.7	12.2
2.52	Secured		212.2	-
2.53	Total current interest bearing liabilities		1,198.9	12.2
	Non current			
2.54	Unsecured		7,846.6	1,063.6
2.55	Secured		4,729.1	-
2.56	Sub total		12,575.7	1,063.6
2.57	Convertible and other redeemable preference shares		283.9	-
2.58	Total non current interest bearing liabilities		12,859.6	1,063.6
2.59	**Contributed Equity**			
	Balance at the beginning of the year		696.2	715.2
	Initial equity contributed by WT and WAT to the Westfield Group pursuant to the Merger		10,766.7	-
	Stapling distributions - return of capital		(1,124.0)	-
	Securities issued to implement the Merger		1,125.1	-
	Net extinguishment of options		(53.9)	(19.0)
2.60	Balance at the end of the year		11,410.1	696.2
2.61	**Reserves**			
2.62	Asset revaluation reserve	*2.66*	6,072.9	422.5
2.63	Foreign currency translation reserve	*2.67*	(1,166.4)	(153.6)
2.64	Option premium reserve		11.4	-
2.65	Total reserves		4,917.9	268.9

WESTFIELD GROUP

NOTES TO THE STATEMENT OF FINANCIAL POSITION (continued)

as at 31 December 2004

		WDC 31 Dec 04 $million	*WHL 30 Jun 04 $million*
2.66	**Asset revaluation reserve**		
	Balance at the beginning of the year	422.5	237.6
	Initial asset revaluation reserves contributed by WT and WAT to the Westfield Group pursuant to the Merger	3,024.4	-
	Net increment on revaluation of property investments	2,162.3	-
	Share of equity accounted entities asset revaluation reserve	462.3	270.0
	Write down of equity accounted investments		(86.6)
	Revaluation increment on other listed investments	1.4	1.5
	Balance at the end of the year	6,072.9	422.5
2.67	**Foreign currency translation reserve**		
	Balance at the beginning of the year	(153.6)	(149.4)
	Initial foreign currency translation reserves contributed by WT and WAT to the Westfield Group pursuant to the Merger	(914.8)	-
	Foreign exchange movement on:		
	- controlled foreign entities	(569.7)	(0.8)
	- equity accounted associates	(154.8)	(22.6)
	- foreign currency loans and derivatives	652.1	18.4
	- tax effect	(25.6)	0.8
	Balance at the end of the year	(1,166.4)	(153.6)
2.68	**Statement of retained profits**		
2.69	Balance at the beginning of the year	382.6	819.7
2.70	Initial retained profits contributed by WT and WAT to the Westfield Group pursuant to the Merger	308.4	-
2.71	Profit/(loss) from ordinary activities after tax expense	832.9	(196.4)
2.72	Stapling dividend paid pursuant to the Merger	(1.1)	-
2.73	Dividends/distributions paid or provided for	-	(240.7)
2.74	Balance at the end of the year	1,522.8	382.6

WESTFIELD GROUP
STATEMENT OF CASH FLOWS
for the shortened financial year ended 31 December 2004 [(i)]

		Ref	*WDC* *31 Dec 04* [(i)] *$million*	*WHL* *30 Jun 04* [(i)] *$million*
3.1	**Cash flows from operating activities**			
3.2	Receipts in the course of operations (including GST)		1,779.2	1,327.2
3.3	Payments in the course of operations (including GST)		(681.6)	(1,095.3)
3.4	Dividends/distributions received from equity accounted associates		84.5	201.7
3.5	Income and withholding taxes paid		(29.1)	(70.4)
3.6	Goods and services taxes paid to suppliers for investing activities		(21.1)	-
3.7	Goods and services taxes paid to government bodies		(30.7)	(30.7)
3.8	**Net cash flows from operating activities**	*3.39*	**1,101.2**	**332.5**
3.9	**Cash flows from investing activities**			
3.10	Acquisition of property investments		(727.0)	-
3.11	Payments for capital expenditure of property investments		(603.0)	-
3.12	Acquisition of listed investments		(484.6)	-
3.13	Proceeds from the sale of property investments		191.5	-
3.14	Net payments for investments in equity accounted associates		(749.3)	(39.1)
3.15	Payments for the purchases of property, plant and equipment		(70.9)	(59.6)
3.16	Proceeds from the sale of property, plant and equipment		53.3	3.1
3.17	Loans repaid by related entities		3.4	16.6
3.18	**Net cash flows used in investing activities**		**(2,386.6)**	**(79.0)**
3.19	**Cash flows from financing activities**			
3.20	Proceeds from the issues of securities		26.8	3.3
3.21	Extinguishment of options		(80.7)	(32.9)
3.22	Stapling distributions on implementation of the Merger		(1,125.1)	-
3.23	Securities issued on implementation of the Merger		1,125.1	-
3.24	Purchase/maturity of interest rate option		45.0	(40.9)
3.25	Net proceeds from interest bearing liabilities		2,304.4	78.0
3.26	Net proceeds from/(repayments of) non interest bearing deposits		143.8	(57.8)
3.27	Merger and capital restructure charges		(57.0)	(18.7)
3.28	Dividends/distributions paid		(638.7)	(163.3)
3.29	Dividends/distributions paid by controlled entities to outside equity interests		(41.4)	-
3.30	Interest received		9.7	4.4
3.31	Borrowing costs		(425.0)	(17.3)
3.32	**Net cash flows from/(used in) financing activities**		**1,186.9**	**(245.2)**
3.33	Net (decrease)/increase in cash held		(98.5)	8.3
3.34	Add opening cash brought forward		60.8	52.7
3.35	Initial cash contributed by WT and WAT to the Westfield Group pursuant to the Merger		257.0	-
3.36	Effects of exchange rate changes on opening cash brought forward		0.8	(0.2)
3.37	**Cash at the end of the year**	*3.38*	**220.1**	**60.8**

(i) By an order dated 21 May 2004, made by ASIC pursuant to subsection 340(1) of the Corporations Act, the WDC shortened financial year ended 31 December 2004 is defined as the six month period 1 July 2004 to 31 December 2004. The WHL comparative period ended 30 June 2004 is defined as the twelve month period 1 July 2003 to 30 June 2004.

WESTFIELD GROUP
NOTES TO THE STATEMENT OF CASH FLOWS
for the shortened financial year ended 31 December 2004

		WDC 31 Dec 04 $million	*WHL 30 Jun 04 $million*
3.38	**Components of Cash**		
	Cash	234.2	69.6
	Cash - restricted (i)	2.0	2.1
	Cash assets	236.2	71.7
	Overdrafts and short term loans	(16.1)	(10.9)
	Total cash	220.1	60.8
	(i) The utilisation of the amount is restricted to the settlement of specific obligations and liabilities.		
3.39	**Reconciliation of profit from ordinary activities after income tax to net cash flows from operating activities**		
	Profit/(loss) from ordinary activities after income tax before minorities	869.4	(196.4)
	Merger costs and capital restructure charges		519.7
	Share of Merger charges included in associates net profit		5.1
		869.4	328.4
	Amortisation and depreciation	10.4	17.8
	Share of associates profit in excess of dividend and distribution	(19.5)	(1.9)
	Profit on disposal of non current assets	(31.5)	(0.0)
	Interest income	(7.5)	(4.4)
	Borrowing costs	262.2	17.1
	Decrease/(increase) in other assets attributable to operating activities	17.7	(24.5)
	Net cash flows from operating activities	1,101.2	332.5
3.40	**Financing Facilities**		
	Committed financing facilities available to the Westfield Group:		
	Total financing facilities at the end of the year	21,077.3	1,666.9
	Amounts utilised (i)	(14,126.2)	(1,072.8)
	Available financing facilities	6,951.1	594.1
	Cash	236.2	71.7
	Financing resources available at the end of the year	7,187.3	665.8

(i) Amounts utilised include overdraft, borrowings and bank guarantees. Amounts which are denominated in foreign currencies are translated at exchange rates ruling at balance date.

The facilities comprise fixed and floating rate secured facilities, fixed and floating rate bonds and unsecured interest only floating rate facilities. Certain facilities are also subject to negative pledge arrangements which require the Westfield Group to comply with specific minimum financial requirements.

WESTFIELD GROUP
SEGMENT INFORMATION
for the shortened financial year ended 31 December 2004

4.1 **PRIMARY GEOGRAPHIC SEGMENT**

		AUSTRALIA & NEW ZEALAND		UNITED KINGDOM		UNITED STATES		CONSOLIDATED	
		WDC	WHL	WDC	WHL	WDC	WHL	WDC	WHL
		31 Dec 04 $million	30 Jun 04 $million	31 Dec 04 $million	30 Jun 04 $million	31 Dec 04 $million	30 Jun 04 $million	31 Dec 04 $million	30 Jun 04 $million
4.2	**Segment revenue**								
4.3	Segment trading revenue	719.9	692.2	10.3	30.6	882.7	523.1	1,612.9	1,245.9
4.4	Equity accounted entities net profit	30.7	-	19.0	29.3	54.3	175.9	104.0	205.2
4.5	**Total segment revenue**	**750.6**	**692.2**	**29.3**	**59.9**	**937.0**	**699.0**	**1,716.9**	**1,451.1**
4.6	Interest income							7.5	4.4
4.7	Proceeds from sale of non current assets							256.2	3.2
4.8	**Consolidated total revenue**							**1,980.6**	**1,458.7**
4.9	**Segment profit**								
4.10	Segment result before corporate overheads, interest, sale of investments and taxation	501.5	115.8	13.4	21.3	634.7	300.0	1,149.6	437.1
4.11	Corporate overheads and net interest expense							(266.9)	(30.9)
4.12	Net asset sales/transaction costs written off							31.5	-
4.13	Merger and capital restructure charges								(519.7)
4.14	Tax expense							(44.8)	(82.9)
4.15	**Consolidated operating profit/(loss) after tax**							**869.4**	**(196.4)**
4.16	**Segment assets**								
4.17	Segment assets	15,378.7	159.3	1,508.5	735.0	15,601.1	1,623.4	32,488.3	2,517.7
4.18	Corporate assets							1,792.7	503.5
4.19	**Consolidated total assets**							**34,281.0**	**3,021.2**
4.20	**Segment liabilities**								
4.21	Segment liabilities	331.8	152.8	26.6	21.0	350.9	51.8	709.3	225.6
4.22	Corporate liabilities							15,068.9	1,447.9
4.23	**Consolidated total liabilities**							**15,778.2**	**1,673.5**
4.24	**Other segment information**								
4.25	Investment in equity accounted associates included in segment assets	864.6	-	1,475.3	690.1	1,449.7	1,393.3	3,789.6	2,083.4
4.26	Additions to segment non current assets	1,394.7	13.9	771.3	36.3	509.7	48.7	2,675.7	98.9

4.27 **SECONDARY BUSINESS SEGMENT**

The Westfield Group operates in one business segment being an internally managed, vertically integrated global retail property group.

WESTFIELD GROUP
EQUITY ACCOUNTED ENTITIES
for the shortened financial year ended 31 December 2004

	Name of entity	*Type of equity*	*Balance Date*	*WDC 31 Dec 04*	*WHL 30 Jun 04*	*CARRYING VALUE WDC 31 Dec 04 $million*	*CARRYING VALUE WHL 30 Jun 04 $million*
5.1	**Equity accounted entities carrying value**						
5.2	**Australia and New Zealand investments** [(i)]						
	AMP Wholesale Shopping Centre Trust No. 2	Units	30 Jun	10.0%	-	49.9	-
	Karrinyup	Units	30 Jun	25.0%	-	89.6	-
	Mt Druitt	Units	30 Jun	50.0%	-	121.4	-
	SA Shopping Centre Trust	Units	31 Dec	50.0%	-	21.0	-
	Southland	Units	30 Jun	50.0%	-	385.4	-
	Tea Tree Plaza	Units	30 Jun	50.0%	-	197.3	-
						864.6	-
5.3	**United Kingdom investments** [(i)]						
	Broadmarsh [(ii)]	Partnership interest	31 Dec	75.0%	75.0%	163.9	168.5
	Brunel	Partnership interest	31 Dec	50.0%	50.0%	71.3	60.7
	CastleCourt	Partnership interest	31 Dec	50.0%	50.0%	153.1	142.8
	Duelguide (refer 11.1c)	Company	31 Dec	50.0%	-	751.9	-
	Eagle	Partnership interest	31 Dec	50.0%	50.0%	116.6	113.4
	Friary	Partnership interest	31 Dec	50.0%	50.0%	71.6	66.4
	Mill Gate	Partnership interest	31 Dec	50.0%	50.0%	79.5	77.4
	Royal Victoria Place	Partnership interest	31 Dec	50.0%	50.0%	67.4	60.9
						1,475.3	690.1
5.4	**United States investments** [(i)]						
	Fashion Square	Partnership units	31 Dec	50.0%	-	131.4	-
	Garden State Plaza	Partnership units	31 Dec	50.0%	-	371.5	-
	Montgomery	Partnership units	31 Dec	50.0%	-	170.4	-
	North Bridge	Partnership units	31 Dec	33.3%	-	76.2	-
	Plaza Camino Real	Partnership units	31 Dec	40.0%	-	81.9	-
	San Francisco Emporium	Partnership units	31 Dec	50.0%	-	100.5	-
	UTC	Partnership units	31 Dec	50.0%	-	155.6	-
	Valencia Town Centre	Partnership units	31 Dec	25.0%	-		-
	Valley Fair	Partnership units	31 Dec	50.0%	-	320.8	-
	Other retail and property investments	Units/shares	31 Dec	43.3%	-	41.4	-
	WAT and Westfield America, Inc ("WEA") [(iii)]	Common stock, preferred stock and units	31 Dec		17.7%		1,393.3
						1,449.7	1,393.3
5.5	**Total equity accounted investments**					3,789.6	2,083.4

(i) All equity accounted property partnerships, trusts and companies operate as retail property investors.

(ii) The Group has a 75% economic interest in Broadmarsh. The Group has equal representation and voting rights on the Board of Broadmarsh resulting in joint control, and as a consequence, significant influence. Accordingly, Broadmarsh has been accounted for as an associate in accordance with AASB 1016: Accounting for Investments in Associates.

(iii) As result of the Merger, WHL is considered, for accounting purposes, to have gained control of WAT and WEA. Accordingly, WHL's investment in WAT and WEA has been consolidated at 31 December 2004 in accordance with AASB 1024: Consolidated Accounts.

WESTFIELD GROUP
EQUITY ACCOUNTED ENTITIES
for the shortened financial year ended 31 December 2004

		AUSTRALIA & NEW ZEALAND		UNITED KINGDOM		UNITED STATES		CONSOLIDATED	
		WDC 31 Dec 04 $million	WHL 30 Jun 04 $million	WDC 31 Dec 04 $million	WHL 30 Jun 04 $million	WDC 31 Dec 04 $million	WHL 30 Jun 04 $million	WDC 31 Dec 04 $million	WHL 30 Jun 04 $million
5.6	**Details of the Westfield Group's aggregate share of equity accounted associates net profit**								
5.7	Shopping centre and other property income	43.7	-	66.8	89.1	102.1	597.5	212.6	686.6
5.8	Interest income	-	-	0.5	0.6	-	0.8	0.5	1.4
5.9	Total revenue from ordinary activities	43.7	-	67.3	89.7	102.1	598.3	213.1	688.0
5.10	Property outgoings	(12.4)	-	(21.8)	(17.5)	(24.7)	(300.0)	(58.9)	(317.5)
5.11	Borrowing costs	(0.6)	-	(26.5)	(42.9)	(23.1)	(117.6)	(50.2)	(160.5)
5.12	Net profit from equity accounted associates before tax expense	30.7	-	19.0	29.3	54.3	180.7	104.0	210.0
5.13	Tax expense	-	-	-	-	-	(4.8)	-	(4.8)
5.14	**Share of net profits of equity accounted associates**	30.7	-	19.0	29.3	54.3	175.9	104.0	205.2
5.15	**Details of the Westfield Group's aggregate share of equity accounted associates assets and liabilities**								
5.16	Cash	2.6	-	32.7	32.0	21.8	37.6	57.1	69.6
5.17	Receivables	2.5	-	2.7	7.8	4.8	32.1	10.0	39.9
5.18	Property investments	871.7	-	3,616.1	1,275.2	2,104.9	2,470.3	6,592.7	3,745.5
5.19	Construction and development projects	27.1	-	453.4	26.7	108.6	63.8	589.1	90.5
5.20	Other retail and property investments	-	-	-	-	41.4	20.8	41.4	20.8
5.21	Other assets	-	-	8.0	1.6	6.8	85.9	14.8	87.5
5.22	Total assets	903.9	-	4,112.9	1,343.3	2,288.3	2,710.5	7,305.1	4,053.8
5.23	Payables	(24.6)	-	(80.9)	(48.6)	(15.7)	(228.7)	(121.2)	(277.3)
5.24	Interest bearing liabilities	(14.7)	-	(2,556.7)	(604.6)	(822.9)	(1,088.5)	(3,394.3)	(1,693.1)
5.26	Total liabilities	(39.3)	-	(2,637.6)	(653.2)	(838.6)	(1,317.2)	(3,515.5)	(1,970.4)
5.27	**Net assets**	864.6	-	1,475.3	690.1	1,449.7	1,393.3	3,789.6	2,083.4

WESTFIELD GROUP
ADDITIONAL INFORMATION
for the shortened financial year ended 31 December 2004

		WDC *31 Dec 04* *cents*	*WHL* *30 Jun 04* *cents*
6.1	**Earnings per security**		
6.2	Basic earnings per security	49.49	n/a
6.3	Diluted earning per security	49.01	n/a

Basic earnings per security is calculated as net profit attributable to Members divided by the weighted average number of ordinary securities.

Diluted earnings per security is calculated as net profit attributable to Members divided by the weighted average number of ordinary securities and dilutive potential ordinary securities, adjusted for any bonus element.

The following reflects the income and security data used in the calculations of basic and diluted earnings per security:

		$million	*$million*
6.4	Earnings used in calculating basic and diluted earnings per security	832.9	n/a

		No. of securities	*No. of securities*
6.5	Weighted average number of ordinary securities used in calculating basic earnings per security	1,683,063,141	n/a
6.6	Bonus element of security options which are considered to be dilutive	16,267,861	n/a
6.7	Adjusted weighted average number of ordinary securities used in calculating diluted earnings	1,699,331,002	n/a
6.8	Non dilutive options in respect of ordinary securities	438,600	n/a

Conversions, calls, subscription or issues after 31 December 2004

Since the end of the financial year

- 8,897,843 stapled securities have been issued as a consequence of the exercise of options; and
- 15,385,755 stapled securities have been issued pursuant to the Westfield Group's Distribution Reinvestment Plan.

There have been no other conversions to, calls of, or subscriptions for ordinary securities or issues of potential ordinary securities since the reporting date and before the completion of this report.

		$	*$*
7.1	**Net tangible asset backing per security**		
7.2	Net tangible asset backing per security	10.61	2.38

Net tangible asset backing per security is calculated by dividing total equity attributable to Members of the Westfield Group by the number of securities on issue. The number of securities used in the calculation of net tangible asset backing is 1,683,099,391 (30 June 2004: 566,249,327).

8.1	**Control gained over entities having material effect**	
8.2	Name of entity (or group of entities)	WT and WAT
8.3	Date from which such profit has been calculated	2 July 2004
8.4	The contribution of such entities to the reporting entity's profit from ordinary activities during the period and the profit or loss of such entities during the whole of the previous corresponding period.	Refer note 10.2 and 10.3

WESTFIELD GROUP
DIVIDENDS / DISTRIBUTIONS
for the shortened financial year ended 31 December 2004

		WDC *31 Dec 04* *$million*	*WHL* *30 Jun 04* *$million*
	Final dividend/distribution		
9.1	WHL 4.47 cents per share 100% franked	75.2	77.4
9.2	WT 20.74 cents per unit 42.0% estimated tax advantaged (i)(ii)	349.0	-
9.3	WAT 26.82 cents per unit 42.6% estimated tax advantaged (ii)	451.5	-
9.4	Westfield Group 52.03 cents per stapled security	875.7	77.4

Dividends/distributions are to be paid on 28 February 2005. Dividends to be paid by WHL will be franked at the corporate tax rate of 30%. The record date for these dividends/distributions was 14 February 2005.

The Westfield Group Distribution Reinvestment Plan (DRP) is in operation for the distribution payable on 28 February 2005. DRP securities issued during the period rank for distribution from the first day following the date on which they are issued.

(i) For security holders that are individuals, the taxable component of the WT cash distribution is estimated to be 12.03 cents per unit. This taxable component includes capital gains (discounted by 50%) of 1.16 cents per unit arising from property disposals during the period.

(ii) The estimated tax advantaged component of the Trusts' distributions reduces the cost base of members' units. If the cost base is reduced to $nil any remaining tax advantaged amounts may be taxable as capital gains.

ADDITIONAL INFORMATION
for the shortened financial year ended 31 December 2004

		Earnings		**Distribution**		**Net assets**	
		Total *$million*	*per security* *cents*	*Total* *$million*	*per security* *cents*	*Total* *$million*	*per security* *$*
10.1	WHL	67.9	4.04	75.2	4.47	1,613.3	0.98
10.2	WT	342.8	20.37	349.0	20.74	8,908.6	5.29
10.3	WAT	422.2	25.08	451.5	26.82	7,328.9	4.34
10.4	Westfield Group	832.9	49.49	875.7	52.03	17,850.8	10.61

10.5 **Distribution Reinvestment Plan**

The Westfield Group issued 15,385,755 stapled securities, pursuant to the Distribution Reinvestment Plan, at $16.81 per security on 28 February 2005. The cost base of these issued securities is $1.55 per WHL share, $8.38 per WT unit and $6.88 per WAT unit.

WESTFIELD GROUP
BASIS OF FINANCIAL REPORT PREPARATION
for the shortened financial year ended 31 December 2004

11.1 Material factors affecting the revenues and expenses of the economic entity for the current period.

11.1a Westfield Group Merger

In July 2004, the Westfield Group was formed by the stapling of the securities of WHL ("Parent Company") WT and WAT ("Merger").

The Merger was implemented by way of a Court approved scheme of arrangement ("Share Scheme") of the Parent Company and amendments to the constitutions of each of the Parent Company, WT and WAT.

On 25 June 2004, members of each of the Parent Company, WT and WAT approved the Merger. As a result of the Merger the Parent Company is considered, for accounting purposes, to have gained control of WT and WAT and has consolidated WT and WAT from 2 July 2004, being the date an order made by the Supreme Court of New South Wales approving the Share Scheme was lodged with ASIC.

The Merger was implemented on 16 July 2004 ("Implementation Date"), being the date on which securities were issued to investors in each other entity and "stapled" such that the Westfield Group stapled securities trade as one security on the Australian Stock Exchange under the code WDC. The stapled security comprises one share in the Parent Company, one WT unit and one WAT unit. The following occurred on the Implementation Date:

- members of WT holding units on 12 July 2004 ("Stapling Record Date") had their units converted into 0.28 restructured WT units and members of WAT had their units converted into 0.15 restructured WAT units;
- a fully franked "stapling" dividend of $0.002 per share in the Parent Company was paid to members of the Parent Company holding shares on the Stapling Record Date and applied to subscribe for one restructured WT unit for $0.001 and one restructured WAT unit for $0.001 for each share in the Parent Company held by the member;
- a stapling distribution of $1.01 was paid to members of WT holding units on the Stapling Record Date and applied to subscribe for one share in the Parent Company for $0.01 and one restructured WAT unit for $1.00 for each restructured WT unit held;
- a stapling distribution of $1.01 was paid to members of WAT holding units on the Stapling Record Date and applied to subscribe for one share in the Parent Company for $0.01 and one restructured WT unit for $1.00 for each restructured WAT unit held;
- members of the Parent Company holding shares on the Stapling Record Date received one stapled security for each share held;
- members of each of WT and WAT received one stapled security for each restructured WT unit or restructured WAT unit (as the case may be) held on the Stapling Record Date.

The Merger ensures a common investor base in each of the Parent Company, WT and WAT other than a number of entities controlled by the Parent Company ("Cross Holders") holding units and options in WAT. The Cross Holders held 553,895,741 units in WAT prior to the Merger. The Cross Holders participated in the consolidation of WAT units but did not participate in the issue of stapled securities or the stapling distribution. As a result of the consolidation the Cross Holders currently hold 83,084,363 restructured units in WAT and will continue to receive distributions which are paid on WAT units. The cross holdings have been eliminated in full, in this financial report.

As a result of the Merger, the Cross Holders' unit holdings in WAT has been reduced from 14.7% to 4.7%.

The Cross Holders also hold a total of 27,661,209 Special Options in WAT. These special options have been eliminated in full, in this financial report.

The Parent Company and the Responsible Entities of WT and WAT entered into the Stapling Deed (effective 2 July 2004) which sets out the terms of the relationship between the entities with respect to the stapled securities. The Stapling Deed ensures that the entities must operate on a co-operative basis for the benefit of holders of Stapled Securities as a whole.

As a consequence of the Merger, the Parent Company, the Responsible Entities of WT and WAT and certain subsidiaries of each of them (each an "Obligor") executed guarantee and negative pledge documentation in respect of financial accommodation provided for the benefit of the Westfield Group.

Under the guarantee documentation, each Obligor unconditionally and irrevocably grants a guarantee for the benefit of Westfield Group Lenders in respect of the debts and monetary obligations of certain subsidiaries of the Parent Company, WT and WAT.

The Master Negative Pledge Deed Poll given by the Parent Company, and the Responsible Entities of WT and WAT contains, amongst other things, certain undertakings, financial covenants, representations and warranties in respect of themselves and their controlled entities for the benefit of lenders to the Westfield Group. This document also sets out the basis upon which defaults or events of defaults may occur under the financing arrangements of Obligors and the acceleration rights of Westfield Group lenders in that event.

WESTFIELD GROUP
BASIS OF FINANCIAL REPORT PREPARATION (continued)
for the shortened financial year ended 31 December 2004

11.1 Material factors affecting the revenues and expenses of the economic entity for the current period. (continued)

11.1a Westfield Group Merger (continued)

As a result of the Merger investors in the Westfield Group will receive distributions from each component of the stapled security comprising dividends from the Parent Entity and distributions from each of WT and WAT. The distribution policy of the Westfield Group is to distribute its reported after tax profit as presented on an Australian GAAP basis and adjusted for an amount equivalent to the project profits that the Group would have reflected in its statement of financial performance but for the Merger and other amounts which the Directors may determine to take into account in order to reflect the capital profits or losses and other items as considered appropriate. It is intended that the Westfield Group distributions be paid to investors half yearly and no later than two months after the end of each half year.

11.1b Change of balance date

By an order dated 21 May 2004, made by ASIC pursuant to subsection 340(1) of the Corporations Act, the Directors of the Parent Company have been relieved from compliance with subsection 323D(2)(b) and 323D(5) of the Act. Accordingly, the Parent Company has changed its financial year end to 31 December and has complied with Chapter 2M of the Act in respect of the period 1 July 2004 to 31 December 2004 ("the Shortened Financial Year"), as if the Shortened Financial Year was a financial year. The comparative period ended 30 June 2004 is defined as the twelve month period 1 July 2003 to 30 June 2004.

11.1c Duelguide acquisition

On 24 November 2004 DGL Acquisitions Limited ("DGL") acquired a 100% interest in Duelguide plc ("Duelguide"), the company which owns the former London listed company Chelsfield plc ("Chelsfield"), for a cash consideration totalling £585 million.

DGL is 50% owned by Westfield Group entities and 50% owned by R&M Investments (BVI) Limited ("R&M"), a company that is jointly owned by entities associated with Multiplex Limited and Messrs. David and Simon Reuben.

In an agreement dated 17 October 2004, the shareholders of DGL agreed to allocate the direct ownership of the assets and liabilities of Duelguide to the Westfield Group and R&M. It is anticipated that this allocation and associated restructure will be implemented over the next 12 months. In accordance with this agreement, the Westfield Group's allocation of Duelguide's assets and liabilities is as follows:

Shopping Centres	*millions*
- Merry Hill (100%)	£875.0
- Sprucefield (100%)	£75.0
Development assets	£170.0
Total assets	£1,120.0
Bank borrowings and other	£(816.5)
Westfield Group cash consideration	£303.5

The assets allocated to the Westfield Group are currently subject to the usual cross guarantees associated with Duelguide's borrowings which includes borrowings allocated to R&M. These encumbrances are expected to be removed on implementation of the aforementioned allocation and associated restructure. Pending this implementation the Westfield Group's interest in DGL has been accounted for under the equity method. The assets and liabilities underlying this equity investment are considered to be the specific Duelguide assets and liabilities that have been allocated directly to the Westfield Group.

11.1d General Property Trust acquisition

During the period the Westfield Group acquired a 6.53% interest in the General Property Trust for $481.3 million.

11.2 A description of each event since the end of the current period which has had a material effect and which is not already reported elsewhere in this Appendix or in attachments, with financial effect quantified (if possible).

Since the end of the financial year the Westfield Group has:

- acquired a 100% interest in the Chicago Ridge shopping centre in Chicago Ridge, Illinois for US$108.0 million;
- acquired an additional 25% interest in Valencia Town Center in Santa Clarita, California for a net purchase price of US$69.2 million; and
- entered into agreements with General Property Trust (conditional on unitholders of General Property Trust approving the internalisation of management) for the acquisition of a 50% interest in Penrith Plaza in Sydney's west, a 50% interest in Woden Plaza, Canberra and a 25% interest in Sunshine Plaza, Queensland for a total of $842.4 million.

WESTFIELD GROUP
BASIS OF FINANCIAL REPORT PREPARATION (continued)
for the shortened financial year ended 31 December 2004

11.3 Franking credits available and prospects for paying fully or partly franked dividends for at least the next year.

The dividend component of the distribution for August 2005 and February 2006 is expected to be fully franked. The Trust's distribution component of the distribution for August 2005 and February 2006 is expected to continue to have a tax advantaged component.

11.4a Impacts of adopting International Financial Reporting Standards ("IFRS")

The Australian Accounting Standards Board ("AASB") has issued Australian equivalents to those IFRS that will be applicable for reporting periods commencing from 1 January 2005.

The key differences between Australian Generally Accepted Accounting Principles ("AGAAP") and IFRS identified by management to date as potentially having significant effect on the financial position and financial performance of the Group are summarised below. The summary should not be taken as an exhaustive list of all the differences between AGAAP and IFRS.

The key differences between AGAAP and IFRS identified by management to date reflects the current interpretation of Australian equivalents to IFRS that were issued in July 2004 and that will be applicable from 1 January 2005.

Upon adoption of IFRS, the Westfield Group will be required to restate comparatives to reflect the new IFRS accounting policies. This will require initial adjustments to be made retrospectively to retained earnings at 1 July 2004.

Regulatory bodies that promulgate AGAAP and IFRS have significant ongoing projects that could affect the differences between AGAAP and IFRS described below. The Westfield Group's financial statements in the future could be materially impacted by these changes.

Changes expected to apply from 1 July 2004

(i) Investment Property Revaluation

Under AGAAP, changes in the fair value of the Westfield Group's shopping centres are reflected through the asset revaluation reserve. Decreases are also reflected through the asset revaluation reserve to the extent they reduce previously recognised increments and otherwise are charged to the operating result in the Statement of Financial Performance.

Under IFRS, changes in the fair value of the Westfield Group's shopping centres are reflected through the operating result in the Statement of Financial Performance.

(ii) Foreign Currency Translation

Under AGAAP, where operations classified as self-sustaining have a functional currency that differs from the Australian parent, the Statement of Financial Position of the foreign operations must be translated to Australian dollars at year end rates and the Statement of Financial Performance at average rate with translation movements being recognised in the foreign currency translation reserve. Further, AGAAP requires the financial statements of Australian entities to be presented in Australian dollars.

Under IFRS, the assets, liabilities and operations of an entity are required to be measured using the functional currency of that entity. The functional currency can be Australian dollars or another currency. Further, under IFRS, an entity may present its financial statements in a currency other than its functional currency. Translation adjustments arising from the re-measurement of an entity's financial statements from functional to presentation currency are recorded in the foreign currency translation reserve.

(iii) Taxation

The tax charge in the Statement of Financial Performance under AGAAP is based on taxable profit for the period. Taxable profit differs from net profit as reported in the income statement because it excludes items of income or expense that are not assessable or deductible. Under AGAAP, depreciation allowances for tax purposes and revaluation of investment properties do not have an impact on tax expense in the Statement of Financial Performance. A liability is only recognised once there is an intention to sell the investment property and the sale would give rise to a tax obligation. The tax effect of other items of income or expense that are recognised in the Statement of Financial Performance but are taxable or deductible in other years are included in income tax expense and are reflected as deferred tax assets and liabilities in the Statement of Financial Position. The Westfield Group's liability for current tax is calculated using tax rates that have been enacted or substantively enacted at the Statement of Financial Position date.

The introduction of IFRS will require a change to the deferred tax or balance sheet liability method of accounting for taxation. Deferred tax is the tax expected to be payable or recoverable, by the entity, on differences between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes. A deferred tax liability is recognised for depreciation allowances for tax purposes and revaluations of investment properties in WAT. No provision is required for investment properties in WT as WT is essentially a flow through entity for tax purposes.

WESTFIELD GROUP
BASIS OF FINANCIAL REPORT PREPARATION (continued)
for the shortened financial year ended 31 December 2004

11.4a Impacts of adopting International Financial Reporting Standards (IFRS) (continued)

(iii) Taxation (continued)

On implementation of IFRS, an opening adjustment to shareholders equity will be required, which will reduce net assets with annual deferred tax charges through the Statement of Financial Performance thereafter to reflect the increase/decrease in the difference between tax values and fair values of the investment properties held by WAT. The Westfield Group's liability for deferred tax is calculated using tax rates that are expected to apply when the liability is settled or the asset realised.

(iv) Employee Share and Option Ownership Schemes

Under AGAAP, no remuneration expense is recognised in the Statement of Financial Performance in respect of employee options issued.

Under IFRS, an entity is required to determine the fair value of options issued to employees as remuneration. The fair value of the options are measured at the grant date and will be recognised as an expense through the Statement of Financial Performance over the period from the grant date to the vesting date.

(v) Leasehold Properties

Under AGAAP, ground rent obligations for leasehold land which meets the definition of an operating lease have not been recorded as an asset or liability in a Statement of Financial Position.

Under IFRS, it is expected that ground rent obligations for leasehold land that meets the definition of an investment property will be required to be treated as finance leases. This would result in an increase in investment properties and liabilities by an amount equal to the present value of the minimum future lease payments.

Changes expected to apply from 1 January 2005

(i) Foreign Currency Derivatives

Under AGAAP, gains and losses on foreign currency derivatives are deferred and recorded with the underlying transactions being hedged:

(i) for hedges of foreign revenues, gains and losses are reflected in the Statement of Financial Performance as the underlying revenues are recognised; and

(ii) for hedges of net investments in foreign operations, gains and losses are reflected in the foreign currency translation reserve.

Under IFRS, hedge accounting cannot be applied to derivatives entered into to hedge the foreign exchange exposure relating to revenues denominated in a foreign operations functional currency. Accordingly, such derivatives are measured at fair value and gains and losses are reflected in the Statement of Financial Performance as they arise. The foreign exchange exposure on net investments in foreign operations can be hedged under IFRS provided that certain strict tests are met relating to hedge designation, documentation and effectiveness. If these tests are satisfied then the hedging derivative is measured at fair value and gains and losses reflected in the foreign currency translation reserve. However, to the extent that the hedge does not satisfy the above tests then a corresponding portion of the gain or loss is reflected in the Statement of Financial Performance immediately.

(ii) Interest Rate Derivatives

Under AGAAP, derivatives that are used to hedge exposure to fluctuations in floating interest rates are not measured at fair value. Instead payments and receipts on swaps are recognised in the Statement of Financial Performance as they arise and premiums paid on options are amortised over the period of the hedge.

Under IFRS, derivatives taken out to reduce exposures to fluctuations in floating interest rates may be accounted for as cash flow hedges provided that the hedge designation, documentation and effectiveness tests can be met. If these tests are satisfied then the hedging derivative is measured at fair value and gains or losses are reflected directly in equity until the hedged transaction occurs, when they are released to the Statement of Financial Performance. For fully effective hedges, this results in a profit and loss outcome similar to AGAAP. However, to the extent that the hedges do not satisfy the above tests then a corresponding portion of the gain or loss is reflected in the operating result in the Statement of Financial Performance immediately.

(iii) Trust Units

Under AGAAP, units in fixed life property trusts are considered to be contributed equity of the unit trust. Under IFRS, the interpretation of AASB 132 Financial Instruments: Presentation and Disclosure in respect of the classification of units on issue for fixed life property trusts between liabilities and equity is currently under debate by the accounting profession. It is possible that fixed life property trusts will be required to classify units on issue as a financial liability rather than equity under AGAAP. This would result in the distributions to unitholders being classified as interest expense rather than as distribution to equity holders.

It should be noted that the possible classification of trust units as a liability would not alter the underlying economic interest of the unitholders in the net assets and net profits attributable to unit holders of the stapled entity.

It is expected that other less significant adjustments may also be identified.

WESTFIELD GROUP
BASIS OF FINANCIAL REPORT PREPARATION (continued)
for the shortened financial year ended 31 December 2004

11.4b Comparison of WHL 30 June 2004 balance sheet prepared under AGAAP and IFRS

	AGAAP Basis $million	*IFRS Basis $million (expected)*
Cash	71.7	71.7
Property investments	30.3	151.8
Equity accounted investments	2,083.4	2,083.4
Other assets	835.8	835.8
Total assets	3,021.2	3,142.7
Borrowings	1,075.8	1,197.3
Deferred tax	141.0	415.0
Other liabilities	456.7	456.7
Total liabilities	1,673.5	2,069.0
Net assets	1,347.7	1,073.7

11.4c Management of the transition to IFRS

The Group has commenced transitioning its accounting policies and financial reporting from current Australian Standards to the Australian Equivalent of IFRS by allocating internal resources and engaging expert consultants to conduct impact assessments to isolate key areas of the Group that will be impacted by the transition to IFRS. As the Group has changed the financial year end to 31 December, and as a result of ASIC relief determining that the shortened financial year begins on 1 July 2004, priority has been given to considering the preparation of an opening balance sheet in accordance with IFRS. This opening balance sheet will form the basis of accounting for IFRS in the future, and is required when the Group prepares its first fully compliant financial report for the year ended 31 December 2005.

Basis of preparing the Appendix 4E Preliminary Final Report
for the shortened financial year ended 31 December 2004

1. This report has been prepared in accordance with AASB standards, other AASB authoritative pronouncements and Urgent Issues Group Consensus Views or other standards acceptable to ASX.
2. This report, and the financial report upon which the report is based (if separate), use the same accounting policies.
3. This report gives a true and fair view of the matters disclosed.
4. This report is based on the financial report which is in the process of being audited.
5. The entity has a formally constituted audit committee.

WESTFIELD GROUP PROPERTY PORTFOLIO 31 December 2004

	Appendix	*31 Dec 04* *$million*
DETAILS OF PROPERTY PORTFOLIO		
Consolidated Australian shopping centres	1A	11,814.9
Consolidated New Zealand shopping centres	1B	1,599.0
Consolidated United States shopping centres	1D	13,539.9
Total consolidated shopping centres ***(ref 2.47 Appendix 4E)***		**26,953.8**
Equity accounted Australian shopping centres	1A	871.7
Equity accounted United Kingdom shopping centres	1C	3,616.1
Equity accounted United States shopping centres	1D	2,104.9
Gross value of equity accounted shopping centres ***(ref 5.18 Appendix 4E)*** (i)		**6,592.7**
Total consolidated and equity accounted shopping centres		**33,546.5**

(i) The value of the Westfield Group's equity accounted property investments excludes its share of borrowings and net working capital associated with these properties.

WESTFIELD GROUP
PROPERTY PORTFOLIO - AUSTRALIA
31 December 2004

Shopping Centre	State	Consolidated or Equity Accounted Interest %	Book value 31 Dec 2004 $Million	Retail Cap Rate %	Retail Sales: Total Annual Sales $million	Retail Sales: Variance %	Retail Sales: Specialty Annual Sales $psm	Retail Sales: Variance %	Lettable Area* (sqm)	No. of Retailers*
Airport West	Victoria	50	100.9	7.50%	228.7	6.6	7,201	8.9	55,063	170
Bay City	Victoria	50	82.0	7.25%	186.2	5.2	9,757	7.4	35,746	82
Belconnen	ACT	100	474.7	6.75%	389.0	2.4	8,284	8.4	77,055	219
Bondi Junction	New South Wales	100	1,220.8	5.25%	n/a	n/a	n/a	n/a	128,561	484
Booragoon	Western Australia	25	138.7	6.25%	438.4	6.5	9,755	6.2	68,069	191
Burwood	New South Wales	100	514.7	6.50%	351.6	4.0	8,530	4.5	65,252	244
Carindale	Queensland	50	280.3	6.50%	533.1	8.9	9,244	13.1	115,295	281
Carousel	Western Australia	100	464.7	6.75%	381.3	6.8	8,140	6.3	81,551	264
Centrepoint	New South Wales	100	339.8	7.25%	*included in Sydney Central Plaza*				46,740	160
Sydney Central Plaza	New South Wales	100	417.8	6.25%	548.5	n/a	10,815	7.2	54,127	91
Skygarden	New South Wales	100	159.9	7.25%	*included in Sydney Central Plaza*				24,826	62
Imperial Arcade	New South Wales	100	95.2	7.25%	*included in Sydney Central Plaza*				15,971	83
Chatswood	New South Wales	100	659.6	6.00%	437.5	5.0	9,032	3.7	54,451	295
Chermside	Queensland	100	529.7	6.50%	437.9	8.9	9,491	10.0	79,682	269
Doncaster	Victoria	100	369.8	7.00%	335.8	0.9	8,942	3.0	55,777	241
Eastgardens	New South Wales	#	n/a	n/a	479.5	(1.2)	11,036	(1.9)	78,884	277
Figtree	New South Wales	100	85.0	8.00%	137.7	(0.3)	9,030	3.7	20,317	78
Fountain Gate	Victoria	100	509.7	6.75%	529.4	8.8	7,958	11.0	141,822	318
Hornsby	New South Wales	100	574.7	6.75%	513.6	8.9	6,761	8.9	100,614	325
Hurstville	New South Wales	50	213.4	7.25%	342.8	3.9	8,231	2.3	65,196	252
Innaloo	Western Australia	100	70.4	9.50%	124.4	0.9	6,799	(6.2)	26,726	86
Knox	Victoria	30	208.4	6.50%	590.7	12.1	7,133	9.3	124,668	321
Kotara	New South Wales	100	259.9	7.25%	290.1	6.2	10,032	5.9	43,509	136
Liverpool	New South Wales	50	183.8	7.25%	313.0	2.5	9,448	4.2	70,034	218
Macquarie	New South Wales	50	304.8	6.00%	517.9	4.6	9,442	5.8	89,955	211

WESTFIELD GROUP
PROPERTY PORTFOLIO - AUSTRALIA
31 December 2004

Shopping Centre	State	Consolidated or Equity Accounted Interest %	Book value 31 Dec 2004 $Million	Retail Cap Rate %	Retail Sales: Total Annual Sales $million	Variance %	Specialty Annual Sales $psm	Variance %	Lettable Area* (sqm)	No. of Retailers*
Marion	South Australia	50	332.3	6.50%	628.1	14.1	9,775	13.4	129,633	321
Miranda	New South Wales	50	444.7	6.00%	604.4	4.6	10,617	6.6	109,387	379
Mt Gravatt	Queensland	75	442.3	6.50%	458.3	14.1	9,063	19.7	95,356	308
North Lakes	Queensland	50	49.5	7.25%	107.7	n/a	5,787	n/a	25,547	96
North Rocks	New South Wales	100	66.2	8.25%	98.3	2.2	5,927	4.6	21,269	88
Pacific Fair	Queensland	40	343.8	5.75%	569.5	8.4	10,952	9.0	98,552	267
Parramatta	New South Wales	100	836.2	7.00%	574.1	5.2	9,758	6.3	125,017	432
Plenty Valley	Victoria	50	17.4	8.00%	n/a	n/a	n/a	n/a	6,196	27
Strathpine	Queensland	100	209.9	7.50%	209.5	5.6	7,863	10.7	46,575	160
Tuggerah	New South Wales	100	253.4	7.50%	315.7	4.0	8,744	4.3	60,840	174
Warrawong	New South Wales	100	157.9	8.00%	190.5	3.6	6,279	3.1	55,025	141
Warringah Mall	New South Wales	25	197.4	6.00%	625.7	4.5	8,889	5.3	109,667	253
Whitford City	Western Australia	50	205.2	7.00%	319.2	23.9	7,387	32.8	74,335	298
Total consolidated centres			11,814.9							
Equity accounted centres										
Karrinyup	Western Australia	25	89.5	6.75%	315.2	2.9	7,894	10.0	54,765	210
Macquarie	New South Wales	5	30.5	6.00%		*refer above*				
Mt Druitt	New South Wales	50	126.0	8.00%	280.9	5.8	7,632	4.8	67,966	195
Pacific Fair	Queensland	4	34.4	5.75%		*refer above*				
Southland	Victoria	50	395.0	6.50%	644.7	5.8	7,626	7.4	133,920	408
Tea Tree Plaza	South Australia	50	196.3	6.75%	433.7	10.1	9,289	13.4	95,076	250
Total equity accounted centres			871.7							
Total Australian portfolio			12,686.6						3,029,017	9,365

* Includes office suites where applicable

Eastgardens is managed by Westfield under a Head Lease

WESTFIELD GROUP
PROPERTY PORTFOLIO - NEW ZEALAND
31 Decemebr 2004

Shopping Centre	Location	Consolidated or Equity Accounted Interest %	Book value at 31 Dec 2004 NZ$Million	Retail Cap Rate %	Retail Sales: Total Annual Sales NZ$million	Variance %	Specialty Annual Sales NZ$psm	Variance %	Lettable Area (sqm)	No. of Retailers
Chartwell	Hamilton	100	64.0	9.50%	108.6	6.4	7,537	7.3	14,325	86
Downtown	Auckland	100	51.0	9.00%	57.7	1.3	6,260	2.5	13,715	78
Glenfield	Auckland	100	148.3	8.50%	174.9	3.0	7,163	4.5	30,842	132
Manukau	Auckland	100	191.8	8.64%	171.2	5.4	7,860	8.6	32,932	143
Newmarket	Auckland	100	151.3	7.68%	120.3	4.6	11,173	11.6	13,080	80
Pakuranga	Auckland	100	78.4	9.01%	99.2	2.9	8,361	6.5	17,828	80
Queensgate	Wellington	100	115.4	8.50%	130.1	(0.3)	11,274	3.3	19,262	78
Riccarton	Christchurch	100	289.9	7.75%	208.0	(1.9)	6,661	5.8	41,400	146
Shore City	Auckland	100	109.7	8.50%	80.4	5.6	8,361	5.6	14,737	85
St Lukes	Auckland	100	357.9	7.25%	271.7	4.7	10,379	6.8	39,897	181
WestCity	Auckland	100	174.4	8.25%	155.5	21.9	6,822	5.6	36,773	147
Total New Zealand centres in NZ$			**1,732.1**						**274,791**	**1,236**
Exchange rate			1.0832							
Total New Zealand centres in A$			**1,599.0**							

WESTFIELD GROUP
PROPERTY PORTFOLIO - UNITED KINGDOM
31 Decemebr 2004

APPENDIX 1C

Shopping Centre	Location	Consolidated or Equity Accounted Interest %	Book value at 31 Dec 2004 UK £Million	Retail Cap Rate %	Lettable Area (sqm)	No. of Retailers
Equity accounted Uniied Kingdom shopping centres						
Broadmarsh	Nottingham	75	62.5	5.28%	45,336	106
Brunel	Swindon	50	64.2	5.65%	48,858	111
CastleCourt	Belfast, Northern Ireland	50	120.7	5.66%	31,342	83
Eagle Centre	Derby	50	79.1	5.69%	50,661	103
The Friary	Guildford	50	63.6	5.20%	14,031	68
Merry Hill	Birmingham	100	875.0	5.05%	121,854	284
Millgate	Bury	50	59.3	5.83%	32,662	144
Royal Victora Place	Tunbridge Wells	50	60.8	5.52%	29,774	119
Sprucefield	Lisburn, Northern Ireland	100	75.0	5.20%	21,461	5
Total United Kingdom centres			1,460.2		395,979	1,023
Exchange rate			0.4038			
Total United Kingdom centres in A$			3,616.1			

* Retail Sales performance is currently not provided by all retailers in UK centres

WESTFIELD GROUP
PROPERTY PORTFOLIO - UNITED STATES
31 December 2004

Shopping Centre	Market Region	Consolidated or Equity Accounted Interest %	Book value at 31 Dec 2004 US $Million	Retail Cap Rate %	Retail Sales Specialty Annual Sales US$ million	US$psf	Var. psf %	Occupancy Cost %	Lettable Area (sqf) Total	Specialty	No. of Retailers
Annapolis	Maryland	100	394.3	6.30%	181.3	525	7.1	12.1%	1,205,706	513,558	177
Belden Village	Ohio	100	155.1	7.40%	97.0	404	4.3	12.5%	825,535	315,346	113
Brandon	Florida	100	217.3	7.00%	127.2	426	10.6	13.3%	981,089	361,374	151
Capital	Washington	100	75.1	8.60%	65.7	343	9.4	11.4%	584,703	278,108	110
Century City	Los Angeles	100	429.7	7.80%	138.7	694	10.1	16.2%	1,055,133	363,627	112
Chesterfield	Missouri	100	130.6	8.50%	103.1	284	0.9	12.3%	1,125,047	465,011	162
Citrus Park	Florida	100	208.9	7.20%	105.8	382	5.4	13.8%	1,092,241	452,685	143
Connecticut Post	Connecticut	100	140.2	9.04%	77.2	309	0.6	15.1%	952,560	364,942	129
Countryside	Florida	100	191.4	8.00%	113.3	373	4.8	14.2%	1,218,037	399,222	169
Crestwood	Missouri	100	132.6	8.90%	69.2	259	(3.4)	17.9%	1,025,918	447,942	157
Downtown Plaza	Northern California	100	173.7	7.84%	82.4	363	6.6	14.2%	1,226,204	406,812	120
Eagle Rock	Los Angeles	100	43.9	8.72%	19.8	193	4.3	17.3%	458,398	167,913	70
Eastland	Los Angeles	100	108.6	6.80%	18.0	351	10.5	3.9%	796,440	594,640	35
Eastridge	North Carolina	100	43.0	10.20%	38.0	231	5.2	11.8%	913,361	313,614	101
Enfield	Connecticut	100	75.1	7.90%	40.0	280	5.8	12.8%	720,630	249,958	77
Fox Hills	Los Angeles	100	156.7	7.55%	87.2	332	5.9	16.3%	871,981	320,636	146
Fox Valley	Illinois/ Indiana	100	231.9	7.00%	125.6	332	(2.2)	14.5%	1,423,913	544,161	189
Franklin Park	Ohio	100	167.7	8.00%	113.5	451	(0.7)	14.3%	945,454	279,651	112
Galleria at Roseville	Northern California	100	283.7	7.00%	160.3	497	8.3	11.7%	1,036,764	464,720	142
Gateway	Nebraska	100	70.9	9.50%	72.3	324	2.0	13.4%	966,900	398,345	107
Great Northern	Ohio	100	156.8	7.50%	85.1	318	8.2	16.0%	1,214,566	416,600	147
Hawthorn	Illinois/ Indiana	100	231.7	7.70%	110.0	362	1.7	14.3%	1,290,975	488,177	160

WESTFIELD GROUP
PROPERTY PORTFOLIO - UNITED STATES
31 December 2004

Shopping Centre	Market Region	Consolidated or Equity Accounted Interest %	Book value at 31 Dec 2004 US $Million	Retail Cap Rate %	Retail Sales: Specialty Annual Sales US$ million	US$psf	Var. psf %	Occupancy Cost %	Lettable Area (sqf) Total	Specialty	No. of Retailers
Horton Plaza	San Diego	100	338.5	6.00%	105.9	488	9.7	14.0%	865,117	503,790	135
Independence	North Carolina	100	140.1	8.00%	83.6	277	0.8	15.3%	1,002,767	369,028	147
Louis Joliet	Illinois/ Indiana	100	108.8	7.40%	72.9	353	1.7	14.5%	944,354	327,886	112
Mainplace	Los Angeles	100	241.6	7.30%	146.7	428	1.5	14.5%	1,109,632	449,132	183
Meriden	Connecticut	100	169.2	8.00%	90.2	325	7.1	16.7%	884,040	432,103	150
Mid Rivers	Missouri	100	172.6	6.90%	85.5	340	5.0	13.2%	1,054,608	458,704	152
Midway	Ohio	100	88.2	8.70%	51.0	288	3.5	14.6%	1,103,000	441,304	132
Mission Valley	San Diego	100	265.2	7.40%	70.3	401	11.7	12.5%	1,357,595	564,271	102
Mission Valley West	San Diego	100	incl above	incl above	15.2	486	19.2	5.8%	212,881	212,881	16
North County	San Diego	100	199.9	7.40%	129.6	399	4.9	14.8%	1,257,341	376,844	182
Northwest	Missouri	100	81.4	11.61%	48.8	237	(6.1)	16.9%	1,745,581	793,258	170
Oakridge	Northern California	100	333.4	6.80%	121.3	406	14.4	15.1%	1,100,626	592,297	203
Old Orchard	Illinois/ Indiana	100	383.3	6.90%	150.7	501	10.6	15.2%	1,807,473	683,475	138
Palm Desert	Los Angeles	100	168.7	7.29%	89.0	377	10.1	14.4%	969,426	369,420	153
Parkway	San Diego	100	307.4	6.80%	129.0	393	0.2	14.3%	1,317,331	550,991	201
Plaza Bonita	San Diego	100	197.7	6.50%	122.6	442	7.8	13.1%	817,146	308,319	143
Promenade	Los Angeles	100	75.7	7.52%	38.0	410	2.9	8.9%	614,469	344,469	49
Richland	Ohio	100	55.0	8.70%	38.5	290	(1.7)	11.4%	718,540	153,679	66
San Francisco Centre	Northern California	100	150.6	8.10%	88.0	608	12.1	19.2%	498,054	186,054	70
Santa Anita	Los Angeles	100	351.4	6.40%	132.7	381	3.5	14.6%	1,330,192	649,371	205
Sarasota	Florida	100	92.9	7.50%	63.6	315	5.5	13.2%	855,122	274,472	117
Solano	Northern California	100	165.7	7.27%	106.7	356	1.0	12.8%	1,035,533	475,958	156

WESTFIELD GROUP
PROPERTY PORTFOLIO - UNITED STATES
31 December 2004

Shopping Centre	Market Region	Consolidated or Equity Accounted Interest %	Book value at 31 Dec 2004 US $Million	Retail Cap Rate %	Retail Sales: Specialty Annual Sales US$ million	US$psf	Var. psf %	Occupancy Cost %	Lettable Area (sqf) Total	Specialty	No. of Retailers
Southcenter	Washington	100	216.3	6.50%	155.9	552	8.5	12.1%	1,327,724	370,249	159
South County	Missouri	100	179.7	6.20%	83.9	326	5.2	13.8%	1,028,974	365,576	152
Southgate	Florida	100	88.5	7.00%	52.5	501	10.5	9.3%	422,085	136,211	49
Southlake	Illinois/ Indiana	100	207.7	7.90%	129.2	389	7.7	13.6%	1,276,962	590,621	179
Southpark	Ohio	100	189.2	7.30%	121.5	351	0.1	14.1%	1,422,773	720,878	157
South Shore	New York	100	239.9	7.00%	105.0	420	1.2	15.8%	1,165,204	307,943	126
Topanga	Los Angeles	100	200.1	7.70%	113.6	414	2.7	14.5%	1,030,740	352,141	126
Trumbull	Connecticut	100	255.3	7.10%	114.7	410	7.9	15.2%	1,196,263	499,635	169
Vancouver	Washington	100	123.8	7.00%	72.2	319	4.7	11.7%	884,926	343,360	141
West County	Missouri	100	308.7	7.10%	131.9	398	9.4	16.9%	1,264,439	473,970	154
West Covina	Los Angeles	100	255.7	6.60%	140.2	342	6.4	15.5%	1,179,799	531,705	213
West Park	Missouri	100	57.9	7.50%	39.6	248	8.6	12.3%	493,103	220,752	82
West Valley	Los Angeles	100	29.8	N/A	0.0	-	n/a	n/a	n/a	n/a	n/a
Westland	Colorado	100	24.7	8.20%	6.3	228	(0.4)	2.5%	486,757	169,750	17
Wheaton	Maryland	100	169.4	9.20%	62.7	360	5.8	14.2%	1,233,167	416,192	110
Department stores			90.6								
Total consolidated United States centres in $US			10,543.5						58,945,299	23,623,731	7,645
Exchange rate			0.7787								
Total consolidated United States centres in A$			13,539.9								

WESTFIELD GROUP
PROPERTY PORTFOLIO - UNITED STATES
31 December 2004

Shopping Centre	Market Region	Consolidated or Equity Accounted Interest %	Book value at 31 Dec 2004 US $Million	Retail Cap Rate %	Retail Sales Specialty Annual Sales US$ million	US$psf	Var. psf %	Occupancy Cost %	Lettable Area (sqf) Total	Specialty	No. of Retailers
Equity accounted United States shopping centres											
Fashion Square	Los Angeles	50.0	101.3	6.79%	118.5	458	7.2	12.6%	843,155	340,620	127
Garden State Plaza	New Jersey	50.0	538.4	6.00%	286.8	576	8.3	16.0%	1,995,196	862,364	274
Montgomery	Maryland	50.0	214.2	6.20%	198.7	546	15.0	13.6%	1,238,582	526,481	191
North Bridge	Illinois/ Indiana	33.3	124.3	6.40%	95.5	647	1.8	15.3%	678,968	418,968	74
Plaza Camino Real	San Diego	40.0	79.5	6.50%	102.9	353	1.6	13.2%	1,123,967	405,757	152
UTC	San Diego	50.0	156.7	6.21%	154.8	534	16.9	12.0%	1,037,678	443,252	151
Valencia Town Center	Los Angeles	25.0	0.0	n/a	n/a	n/a	n/a	n/a	860,522	467,603	151
Valley Fair	Northern California	50.0	424.7	6.10%	353.9	690	8.7	14.0%	1,476,708	741,980	260
Total equity accounted Unied States centres in $US			1,639.1						9,254,776	4,207,025	1,380
Exchange rate			0.7787								
Total equity accounted Unied States centres in A$			2,104.9								
Total United States property investment portfolio in $US			12,182.6					13.7%	68,200,075	27,830,756	9,025
Exchange rate			0.7787								
Total United States property investment portfolio in A$			15,644.8								

Westfield Group

Results Presentation
6 month period to 31 December 2004

28 February 2005


Westfield

Key Highlights

- Westfield Group's inaugural result (6 months to December '04) in line with forecasts within the Explanatory Memorandum
- Increased gross value of investments under management by 16% from A$36.0 billion to A$41.9 billion
- Acquired A$3.4 billion of property assets
- Completed A$1.1 billion of development projects
- Commenced seven new projects with a value of A$1.1 billion
- Revalued the portfolio at 31 December resulting in a A$2.8 billion uplift in value
- Implemented new Group financing structure – A$8.5 billion of new core facilities put in place

Financial Highlights
Results in line with Explanatory Memorandum

A$ million

Financial Performance	6 months to December '04		12 month
	Actual	EM Forecast[1]	Forecast CY05
Net property income[2]	1,116	1,097	2,420
Profit after tax[3]	833	801	1,630
Distribution	876	875	1,816
Earnings per security (cents)[3]	49.5	47.6	95.6
Distribution per security (cents)	52.03	52.0	106.5

[1] *Explanatory Memorandum forecast for 12 months to 30 June 2005 restated to 6 months to 31 December 2004*
[2] *Includes property income, contribution from equity accounted investments less total expenses*
[3] *Basic earnings per security, includes net profit from asset sales*

Financial Highlights (continued)

A$ million	Actual At 31 December '04	Pro forma[1] At 30 June '04
Financial Position		
Gross Property Investments		
- Consolidated	26,954	24,230
- Joint venture interests	6,593	4,022
	33,547[2]	28,252
Net Assets	17,851	14,477
NTA ($ per security)	10.61	8.60
Gearing	40.6%[3]	40.1%
Net debt to total market capitalisation[4]	33.0%	32.5%
Equity market capitalisation ($ billion)	27.7	25.5

[1] Unaudited
[2] Excludes work in progress and development properties of A$1.3 billion
[3] Post consolidation of Duelguide gearing increases to approximately 44%
[4] Based on equity market capitalisation plus debt

Financial Review

- Statement of Financial Performance
- Distribution Statement
- Project Distributions
- Geographic Segment Breakdown
- Balance Sheet
- Property Investments
- Borrowings - Debt Profile
  - Hedging and Gearing
- Key Financial Ratios

Statement of Financial Performance Results to 31 December '04

A$ million	6 months to Dec '04 Actual[1]	12 month Forecast CY05
Property Income	1,517	3,215
Contribution from equity accounted investments	104	200
Other income	22	60
Net profit/(loss) from asset sales	31	-
Total income	**1,674**	**3,475**
Total Expenses	**(505)**	**(995)**
EBIT	**1,169**	**2,480**
Net interest expense	(255)	(670)
Profit before tax	**914**	**1,810**
Tax expense	(45)	(100)
Minority interests	(36)	(80)
Profit after tax	**833**	**1,630**

[1] *Average exchange rate for the 6 months to December 2004 was AUD/USD 0.7326, AUD/GBP 0.3977*

Distribution Statement

A$ million	6 months to December '04		12 month
	Actual	EM Forecast[1]	Forecast CY05
Profit after tax	833	801	1,630
Less: Net profit from asset sales	(31)	-	-
Profit after tax excluding asset sales	802	801	1,630
Project profits eliminated in the stapled group	74	74	186
IFRS adjustments	n/a	n/a	-
Distribution	**876**	**875**	**1,816**
Earnings per security (cents)[2]	49.5	47.6	95.6
Distribution per security (cents)	52.03	52.0	106.5
Number of securities on issue[3]	1,683	1,681	1,705

[1] Explanatory Memorandum forecast for 12 months to 30 June 2005 restated to 6 months to 31 December 2004
[2] Includes net profit from asset sales
[3] Weighted average for the period

Project Distributions

- **Project distributions accounting policy**
  - Consistent with Westfield Holdings methodology

- **Project profits this period**

	Eliminated in stapled group (A$m)	External parties (A$m)	Total (A$m)
Project expenditure	516	73	589
Project profits distributed	74	8	82

	Major Projects	Project Profits (A$m)
Australia & New Zealand	Bondi Junction, Riccarton	46
United States	Franklin Park, Century City, Oakridge	36
Total to 31 December '04		82

Geographic Segment Breakdown

Property Income[1]

A$ million	6 months to December '04 Actual
Australia & New Zealand	489
United States	651
United Kingdom[2]	38
Total	**1,178**

Property Income by Location[1]

UK 3%
Australia & New Zealand 42%
US 55%

[1] Represents Westfield's proportional share of net property income from all properties
[2] Includes one month contribution from Duelguide properties being A$9 million

Geographic Segment Breakdown

Gross Property Investments[1]
– Westfield Share

A$ million	At 31 December '04 Actual
Australia & New Zealand	14,286
United States	15,645
United Kingdom	3,616
Total	**33,547[3]**

Property Investments by Location

UK[2] 11%
Australia & New Zealand 43%
US 46%

[1] *Includes A$6,593m being Westfield's share of joint venture shopping centre investments (Aust. & NZ = A$872m, US = A$2,105m and UK = A$3,616m including Duelguide properties at A$2,353m)*

[2] *UK comprises Duelguide properties which equates to 7% of Westfield's gross property investments*

[3] *Excludes work in progress and development properties of A$1.3 billion*

Balance Sheet
As at 31 December '04

A$ million	Actual At 31 December '04[1]
Cash	236
Property investments[2]	27,707
Net Investments in equity accounted joint ventures[3]	3,790
Other assets	2,548
Total assets	**34,281**
Borrowings	14,058
Other liabilities and minority interests	2,372
Total liabilities	**16,430**
Net Assets	**17,851**
NTA ($ per security)	10.61
Gearing	40.6%[4]

1 *Exchange rates as at 31 December 2004 were AUD/USD 0.7787, AUD/GBP 0.4038*
2 *Includes Westfield share of Work in Progress (WIP) being A$753m*
3 *Net investments in joint ventures comprise investment in shopping centres of A$6,593 million and other working capital net of JV debt*
4 *Post consolidation of Duelguide gearing increases to approximately 44%*

Property Investments

- 18.7% uplift in the value of gross property investments since 30 June '04

	A$ billion
Gross property investments as at 30 June '04[1]	28.3
Revaluations	2.8
Completed redevelopments and capex	1.2
Acquisitions	3.0[2]
Gross property investments as at 31 December '04 (pre exchange rate impact)[3]	35.3
Exchange rate impact	(1.7)
Gross property investments as at 31 December '04[4]	33.6

- Weighted average cap rates for each region:
  - Australia & New Zealand 6.8%
  - United Kingdom 5.2%
  - United States 7.2%

[1] *Unaudited pro forma*
[2] *Excludes $0.4 billion of development projects acquired which are included in Development projects*
[3] *As at 30 June 2004 exchange rate (AUD/USD 0.689, AUD/GBP 0.3816)*
[4] *As at 31 December 2004 exchange rate (AUD/USD 0.7787, AUD/GBP 0.4038)*

Borrowings - Debt Profile

Westfield Group financing structure implemented with objective to diversify funding sources and lengthen maturity profile:

- **A$8.5 billion of new core facilities put in place**
  - US$2.6 billion raised from the US debt markets – the largest ever issue by an Australian corporate
  - US$4.0 billion bank syndicated facility now in place – the largest ever syndication in the Australian market

- **Maturity Profile of Financing Facilities**
  - Average facility maturity 4.8 years
  - Maturities beyond 3 years has increased by A$6 billion

31 December 2004



> 6 yrs 19%
<1 yr 10%
1 to 3 yrs 23%
3 to 6 yrs 48%

30 June 2004



> 6 yrs 18%
<1 yr 9%
1 to 3 yrs 43%
3 to 6 yrs 30%

Borrowings - Debt Profile (continued)

- **Funding Mix – Increased diversification**

31 December 2004


Bank Facilities
24%
CMBS/Other
34%
Capital Markets
42%

30 June 2004


Bank Facilities
25%
CMBS/Other
52%
Capital Markets
23%

- **Secured/Unsecured Debt Mix – Reduced reliance on secured funding**

31 December 2004


Secured Debt
35%
Unsecured Debt
65%

30 June 2004


Unsecured Debt
46%
Secured Debt
54%

Borrowings – Hedging and Gearing

- **Interest Rate Profile as at 31 December 2004**
  - Weighted average interest cost of 4.1%
  - Average interest rate hedge maturity of 7.3 years
  - Percentage of fixed rate debt is 91%

- **Target gearing level of mid 40%**
  - Gearing at 31 December 2004 is 40.6%
  - Gearing post consolidation of Duelguide assets is expected to be approximately 44%

Key Financial Ratios

	At 31 December '04
Net debt (gross debt less cash) as a % of assets (total assets less cash)	40.6%
Net debt to total market capitalisation[1]	33.0%
Secured debt as a % of total assets	14.4%
EBITDA to interest expense	4.5 times
Unsecured assets as a % of unsecured debt	209%

[1] Based on equity market capitalisation plus debt

Operational Review

- Portfolio Summary
- Retail Sales Overview
- Shopping Centre Operating Performance
- Development Pipeline
- Completed and Current Projects

Portfolio Summary

	Australia	NZ	US	UK	Total
Centres	40	11	66	9	126
Retail Outlets	9,400	1,200	9,000	1,000	20,600
GLA (million sqm)	3.0	0.3	6.3	0.4	10.0
Asset Value (billion)	A$16.0	NZ$1.5	US$14.0	£1.9	A$40.3[1]


Gross Lettable Area
UK 4%
Australia 30%
NZ 3%
US 63%
Retail Outlets
UK 5%
Australia 45%
NZ 6%
US 44%
Assets Owned & Under Management
UK 12%
Australia 40%
NZ 4%
US 44%



[1] *Excludes Work In Progress and redevelopment projects*

Retail Sales Overview[1]

	Period to 31 December 2004			
	12 months		6 months	3 months
	$	Growth	Growth	Growth
Australia				
Majors		3.3%	1.8%	0.1%
Specialities	A$8,917 psm	7.4%	7.6%	6.2%
Total	A$15.2 bn	6.2%	5.0%	3.4%
New Zealand				
Specialties	NZ$8,627 psm	6.6%	4.6%	3.6%
Total	NZ$1.6 bn	4.2%	2.7%	1.6%
United States				
Specialities	US$405 psf			
	US$6.7 bn	6.1%	5.0%	4.7%
United Kingdom[2]	n/a	1.6%	0.7%	0.0%

[1] *All sales growth figures are reported on a comparable basis*
[2] *British Retail Consortium-KPMG retail sales report*

Shopping Centre Operating Performance

	Occupancy Level[1]	Specialty Occupancy Cost[1]	Lease Deals Completed[2]	Average Specialty Store Rent		Comparable NOI Growth[2]	Property Expense Ratio[1]
				Amount[1]	Growth[2]		
Australia & New Zealand	>99.5%	15.3%	194,387 sqm	A$1,111 psm NZ$958 psm	4.9%	5.1%	28.1%
United States	94.2%	13.7%	3,703,866 sqft	US$37.88 psf	4.3%	4.2%	28.5%
United Kingdom	>99%	n/a	60,935 sqm	£444 psm	4.7%[3]	3.7%[3]	32.6%[4]

[1] *As at 31 December 2004*
[2] *12 months to 31 December 2004*
[3] *Excludes Duelguide properties and Derby which has been impacted by predevelopment works*
[4] *Excludes Duelguide portfolio and includes head lease payments*

Development Pipeline

- **Projects under construction or in advanced planning over the next 3 years**
  - Projects under construction — A$1.8 billion
  - New projects commencing each year for the next 3 years — A$1.5 to 2 billion
- **Development pipeline broadly spread evenly across geographic regions**
- **Key projects expected to commence during 2005**
  - Australia & New Zealand - Chermside (A$150m), Kotara (A$130m) and Liverpool (A$200m)
  - United States - Topanga (US$300m) and Annapolis (US$150m)
  - United Kingdom - Derby (£310m)

Recently Completed & Current Projects
- Australia & New Zealand – Approx $1.5 billion

Completed Major Projects	Total Cost $ million	Actual Yield	Completed
The Pines (Melbourne)	46	10.4%	Oct '04
Riccarton (Christchurch)	NZ 94	8.4%	Main Retail – Nov '04 Cinemas – Mid '05
Bondi Junction (Sydney)	755	7.6%	Final Stage – Dec '04

Current Major Projects	Estimated Total Cost $ million	Target Yield	Anticipated Completion
Innaloo (Perth)*	50	9.1%	Qtr 3 '05
Helensvale (Gold Coast)*	180[1]	8.8%	Qtr 4 '05
Tuggerah (Sydney)*	100	8.3%	Qtr 4 '05
Queensgate (Wellington)	NZ 150	8.5%	Qtr 4 '05
Mt Druitt (Sydney)*	60[2]	8.6%	Qtr 4 '05
Parramatta (Sydney)*	90	7.6%	Qtr 2 '06

[1] *Westfield share 50% - $90m*
[2] *Westfield share 50% - $30m*
* *Projects commenced within the period to 31 December 2004*

Recently Completed & Current Projects
- United States - Approx US $1.2 billion

Completed Major Projects	Total Cost US $million	Actual Yield	Completed
Santa Anita (Los Angeles, California)	113[1]	9.2%	Oct '04
Parkway (San Diego, California)	27	9.3%	Oct '04

Current Major Projects	Estimated Total Cost US $million	Target Yield	Anticipated Completion
Wheaton (Wheaton, Maryland)	130	8.5%	Qtr 2 '05
Franklin Park (Toledo, Ohio)	117	9.0%	Qtr 2 '05
Gateway (Lincoln, Nebraska)	32	9.3%	Qtr 4 '05
Chesterfield (St Louis, Missouri)*	71	9.1%	Qtr 1 '06
Century City (Los Angeles, California)	137	9.0%	Qtr 2 '06
Connecticut Post (Milford, Connecticut)*	119	9.0%	Qtr 2 '06
San Francisco (San Francisco, California)	420[2]	8.0-8.5%	Qtr 4 '06

[1] Westfield share 90% - US$102 m
[2] Westfield share 50% - US$210m
** Projects commenced within the period to 31 December 2004*

Current Projects
- United Kingdom - Approx £660 million

Current Major Projects	Estimated Total Cost £ million	Target Yield	Anticipated Completion
Derby	310[1]	8 – 8.5%	Qtr 4 '07
White City	350[2]	6.0%	Qtr 2 '08

[1] Westfield share 50% - £155 million
[2] Westfield share represents a 25% interest

Appendix

- Property Acquisitions since the Merger
- Reconciliation of Property Investments
- Comparable Specialty Retail Sales Growth by Region
- Comparable Retail Sales Growth by Category
- Future Major Projects
- Interest Rate Hedging Profile
- Currency Hedging Profile

Property Acquisitions since the Merger

- Since the completion of the merger Westfield Group has acquired interests in more than $3.6 billion[1] of property across each of the regions in which the Group operates
  - **Australia & New Zealand**
    - Formed 4 new joint ventures with DB REEF Trust as part of a A$790 million transaction
    - Acquired Skygarden and Imperial Arcade, Sydney CBD for A$241 million
    - Acquired remaining 50% interest in Newmarket, Auckland for NZ$121.2 million
  - **United Kingdom**
    - £1.1 billion (A$2.8 billion) investment through joint bid for Duelguide Plc:
      * Leading super-regional shopping centre: Merry Hill, Birmingham (100%)
      * Super-regional shopping centre under construction: White City, London (25%)
      * Retail park with opportunity to develop into a regional shopping centre: Sprucefield (100%) and adjoining land (50%), Northern Ireland
      * Interest in two large scale development projects: Broadway, Bradford (100%) and Stratford, London (25%)
  - **United States**
    - Acquired Chicago Ridge in Chicago, Illinois for US$108 million[2]
    - Acquired additional 25% interest in Valencia, Los Angeles for US$69.2 million[3]

[1] *Westfield share is A$3.4 billion*
[2] *Settled in January*
[3] *Settled in February*

Reconciliation of Property Investments

A$ million

Property investments as at 31 December 2004

	Westfield Group Interest	**Equity Accounted JV Share**	**Total**	**JV Partner Share**	**Investments Under Management**
Gross property investments	26,954	6,593	33,547	6,786	40,333
Development projects[1]	753	589	1,342	245	1,587
	27,707	**7,182**	**34,889**	**7,031**	**41,920**
Less JV debt & working capital		(3,392)	(3,392)		
Westfield Accounts	**27,707**	**3,790**	**31,497**		

[1] *Includes Work in Progress and development properties*

Comparable Specialty Retail Sales Growth by Region

	Period to 31 December 2004		
	12 months	6 months	3 months
Australia			
- NSW & ACT	4.9%	4.6%	3.6%
- VIC	7.5%	7.9%	6.2%
- QLD	12.3%	12.8%	11.4%
- SA	13.4%	13.9%	10.6%
- WA	6.2%	6.9%	6.7%
Total Australia	**7.4%**	**7.6%**	**6.2%**
New Zealand	**6.6%**	**4.6%**	**3.6%**
United States			
- East Coast	7.0%	6.7%	6.4%
- Mid West	3.7%	2.8%	2.9%
- West Coast	6.9%	5.1%	4.6%
Total United States	**6.1%**	**5.0%**	**4.7%**

Comparable Retail Sales Growth by Category - Australia

	Period to 31 December 2004		
	12 months	6 months	3 months
Department Stores	2.2%	(1.0)%	(3.7)%
Discount Dept. Store	5.0%	4.7%	3.4%
Supermarkets	2.3%	1.3%	(0.4)%
Majors	**3.3%**	**1.8%**	**0.1%**
Mini Majors	9.3%	7.3%	5.8%
Cinemas	6.1%	4.0%	(1.2)%
Fashion	8.5%	8.9%	8.9%
Food Catering	9.4%	7.8%	6.3%
Food Retail	4.6%	4.8%	4.5%
Footwear	0.4%	1.4%	(0.1)%
General Retail	5.4%	6.2%	5.5%
Homewares	10.4%	8.7%	7.3%
Jewellery	6.5%	4.8%	3.7%
Leisure	4.3%	4.3%	2.2%
Retail Services	13.8%	13.9%	13.4%
Specialties	**7.4%**	**7.6%**	**6.2%**
TOTAL	**6.2%**	**5.0%**	**3.4%**

Comparable Retail Sales Growth by Category - United States

	Period to 31 December 2004		
	12 months	6 months	3 months
Women's ready to wear	4.4%	2.6%	2.6%
Men's Fashion	3.9%	1.1%	0.6%
Unisex	8.1%	8.1%	7.6%
Jewellery	1.5%	(0.3)%	0.0%
Leisure:			
– Music	1.0%	2.1%	0.5%
– Electronics	16.6%	21.1%	19.7%
– Cellular phones	10.4%	10.3%	8.0%
– Books	0.3%	(1.6)%	(1.3)%
– Sports specialties	(0.3)%	0.6%	2.2%
Restaurant	5.9%	4.7%	4.0%
Food Court	5.0%	4.6%	5.2%
Theatres	3.8%	4.5%	0.9%

Future Major Projects*

Australia & New Zealand	United States	United Kingdom
■ Albany (NZ)	■ Topanga (Los Angeles, California)	■ The Broadmarsh Centre (Nottingham)
■ Chermside (QLD)	■ Annapolis (Annapolis, Maryland)	■ The Friary (Guildford)
■ Doncaster (VIC)	■ Garden State Plaza (Paramus, New Jersey)	■ Broadway (Bradford)
■ Fountain Gate (VIC)	■ Plaza Bonita (San Diego, California)	
■ Kotara (NSW)	■ Sarasota (Sarasota, Florida)	
■ Liverpool (NSW)	■ Southgate (Sarasota, Florida)	
■ Newmarket (NZ)	■ Southcenter (Seattle, Washington)	
■ North Lakes (QLD)	■ Southpark (Cleveland, Ohio)	
■ Sydney CBD (NSW)	■ UTC (San Diego, California)	

** Projects expected to commence within the next 3 years*

Interest Rate Hedging Profile

INTEREST HEDGING PROFILE

	A$ interest receivable		US$ interest payable		£ interest payable		A$ interest payable	
As at Dec	A$ M	Fixed Rate %	US$ M	Fixed Rate %	£ M	Fixed rate %	A$ M	Fixed rate %
2004	5,750.5	6.27%	(10,442.9)	4.18%	(635.6)	6.31%	(3,973.5)	6.18%
2005	5,640.5	6.30%	(10,646.8)	4.27%	(497.9)	5.69%	(3,587.7)	6.55%
2006	4,049.0	6.74%	(9,974.4)	5.19%	(497.9)	5.69%	(3,580.4)	6.76%
2007	3,440.0	6.74%	(9,605.3)	5.33%	(497.9)	5.52%	(3,110.7)	6.66%
2008	3,300.0	6.76%	(8,740.2)	5.37%	(385.9)	5.73%	(3,088.8)	6.93%
2009	3,300.0	6.76%	(7,937.0)	5.65%	(385.9)	5.73%	(2,890.8)	6.89%
2010	2,800.0	6.76%	(6,786.0)	5.83%	(292.5)	5.61%	(2,513.7)	6.84%
2011	2,300.0	6.77%	(5,112.9)	5.85%	(292.5)	5.61%	(1,841.6)	6.85%
2012	1,550.0	6.79%	(3,670.8)	5.77%	(292.5)	5.61%	(1,422.1)	6.77%
2013	250.0	6.72%	(2,358.6)	5.67%	(292.5)	5.61%	(124.9)	6.90%
2014	-	-	(135.6)	5.08%	-	-	-	-

Currency Hedging Profile

FOREIGN CURRENCY DENOMINATED NET ASSET

As at Dec	A$ M	US$ M	£ M	NZ$ M
2004	8,768.8	4,893.0	236.3	1,603.7

FOREIGN CURRENCY DENOMINATED NET ASSET HEDGING MATURITY PROFILE

Maturing during year ended Dec	Cross currency swap receivable A$ M	Cross currency swap payable US$ M	Cross currency swap payable £ M	Cross currency swap receivable NZ$ M
2004	-	-	-	-
2005	481.5	(75.0)	(162.0)	96.0
2006	-	-	-	-
2007	127.9	(75.0)	-	-
2008	(94.5)	-	-	112.5
2009	1,057.8	(740.0)	-	-
2010	867.0	(625.0)	-	-
2011	1,024.3	(630.5)	-	-
2012	860.8	(620.0)	-	-
2013	1,065.2	(769.0)	-	-
2014	1,160.0	(833.0)	-	-
	6,550.1	(4,367.5)	(162.0)	208.5

Currency Hedging Profile (continued)

FOREIGN CURRENCY DENOMINATED NET INCOME HEDGING MATURITY PROFILE

	Sell US$ Forward Exchange Contracts		Sell NZ$ Forward Exchange Contracts	
Maturing during year ended Dec	US$ M	Exch Rate	NZ$ M	Exch Rate
2005	(275.6)	0.6294	(127.2)	1.1120
2006	(225.7)	0.6079	(121.5)	1.1224
2007	(228.7)	0.6035	(130.4)	1.1191
2008	(147.0)	0.6327	(104.0)	1.1212
2009	(59.2)	0.6932	(46.0)	1.1187

25 February 2005

Westfield

Westfield Group
Level 24, Westfield Towers
100 William Street
Sydney NSW 2011
GPO Box 4004
Sydney NSW 2001
Australia

Telephone 02 9358 7000
Facsimile 02 9358 7077
Internet www.westfield.com

The Manager
Company Announcements Office
Australian Stock Exchange Limited
Level 4, Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam

RE: WESTFIELD GROUP (ASX:WDC)
PROPOSED ISSUE OF STAPLED SECURITIES PURSUANT TO WESTFIELD GROUP DISTRIBUTION REINVESTMENT PLAN

A draft Appendix 3B is attached.

We advise that an estimated 15,385,755 ordinary stapled securities (the "New Securities") are proposed to be issued on 28 February 2005 pursuant to the Westfield Group Distribution Reinvestment Plan.

The New Securities will rank for distributions from 1 March 2005, and will participate as to 122/181 with respect to the distribution period ending 30 June 2005. They will rank equally with all other ordinary stapled securities on issue in respect of any subsequent distribution. In all other respects, the New Securities will rank equally with all other ordinary stapled securities on issue.

A further notification to the Australian Stock Exchange will be made on Monday 28 February 2005 with confirmation of the final number of securities issued pursuant to the Westfield Group Distribution Reinvestment Plan.

Yours faithfully
WESTFIELD GROUP

Simon Tuxen
Company Secretary

encl

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B (Draft)

New issue announcement,
application for quotation of additional securities
and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

Westfield Group

ABN

Westfield Holdings Limited ABN 66 001 671 496
Westfield Trust ARSN 090 849 746
Westfield America Trust ARSN 092 058 449

We (the entity) give ASX the following information.

Part 1 - All issues
You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary stapled securities
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	15,385,755
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Same terms as existing ordinary units, subject only to the date they rank for distribution – see item 4.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	No. The new stapled securities, the subject of this announcement, will rank for distribution from 1 March 2004. Accordingly each new stapled security will participate as to 122/181 with respect to the distribution period ending 30 June 2005. They will rank equally with all other ordinary stapled securities on issue in respect of any subsequent distribution. In all other respects, the stapled securities will rank equally with all other ordinary stapled securities on issue.
5	Issue price or consideration	$258,634,541.50
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	The stapled securities were issued pursuant to the Westfield Group Distribution Reinvestment Plan and will be used to provide additional working capital.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	28 February 2005

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	1,707,382,989	Ordinary stapled-securities

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	730,500	Options (Deutsche Bank)
		28,355,654	Options (Westfield America Trust)
		1,233,600	Options (Executive)

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	There will be no change in distribution policy

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	N/A
12	Is the issue renounceable or non-renounceable?	N/A
13	Ratio in which the +securities will be offered	N/A
14	+Class of +securities to which the offer relates	N/A
15	+Record date to determine entitlements	N/A
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	N/A
17	Policy for deciding entitlements in relation to fractions	N/A
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	N/A
19	Closing date for receipt of acceptances or renunciations	N/A

+ See chapter 19 for defined terms.

20	Names of any underwriters	N/A
21	Amount of any underwriting fee or commission	N/A
22	Names of any brokers to the issue	N/A
23	Fee or commission payable to the broker to the issue	N/A
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A
25	If the issue is contingent on +security holders' approval, the date of the meeting	N/A
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A
28	Date rights trading will begin (if applicable)	N/A
29	Date rights trading will end (if applicable)	N/A
30	How do +security holders sell their entitlements *in full* through a broker?	N/A
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	N/A

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A
33	+Despatch date	N/A

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☑ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	N/A
39	Class of +securities for which quotation is sought	N/A
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	N/A
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	N/A

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class
N/A	N/A

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty
- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: (Company secretary) Date: 25 February 2005

Print name: Simon Julian Tuxen

== == == == ==

+ See chapter 19 for defined terms.

Form 603

To: Westfield Group Ordinary/Units Fully Paid Stapled Securities

ACN/ARSN:

1. Details of substantial holder

Name: Commonwealth Bank of Australia ACN 123 123 124 (CBA), and their subsidiaries listed in Annexure "A" to this notice (Commonwealth Bank Group)

The holder became a substantial holder on: 18/02/2005

2. Details of voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate had a relevant interest in on the date the substantial holder became a substantial holder are as follows:

Class of securities	Number of securities	Person's votes	Voting Power
Fully paid ordinary shares	64,296,256	64,296,256	3.81%

For the securities (if any) listed below see NOTE 1 at the end of this form

Class of securities	Number of securities	Person's votes	Voting Power
Fully paid ordinary shares	18,628,350	18,628,350	1.1% See note 1 at the end of this form

For the securities (if any) listed below see NOTE 2 at the end of this form

Class of securities	Number of securities	Person's votes	Voting Power
Fully paid ordinary shares	1,933,801	1,933,801	0.11% See note 2 at the end of this form

Class of securities	Number of securities	Person's votes	Voting Power
GRAND TOTAL Fully paid ordinary shares	84,858,407	84,858,407	5.02%

3. Details of relevant interests

The nature of the relevant interest the substantial holder or an associate had in the following voting securities on the date the substantial holder became a substantial holder are as follows:

Holder of relevant interest	Nature of relevant interest	Class and number of shares
Commonwealth Bank Group	Relevant interest under Section 608(3(b) of the Corporations Act as ultimate holding company of the Commonwealth Bank Group	84,858,407 Fully paid ordinary shares
Avanteos Investments Limited A/C S/F No.2	Power to control the exercise of a right to vote attached to securities and/or to control the exercise of the power to dispose of securities pursuant to the position held as superannuation trustee.	78,333 Fully paid ordinary shares
Avanteos Investments Ltd	Power to control the exercise of a right to vote attached to securities and/or to control the exercise of the power to dispose of securities pursuant to the position held as superannuation trustee.	6,033 Fully paid ordinary shares
Avanteos Investments Ltd ATF Symetry Personal Retirement FD	Power to control the exercise of a right to vote attached to securities and/or to control the exercise of the power to dispose of securities pursuant to the position held as superannuation trustee.	168,981 Fully paid ordinary shares
BTDL - First State Asian Equity Plus	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	132,505 Fully paid ordinary shares
ASBGI Unit Tst- Global Property Trust	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	47,780 Fully paid ordinary shares
Commonwealth Balanced B3C	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	206,465 Fully paid ordinary shares
CFSHK CMF Asia Cash Surplus Fund	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	60,923 Fully paid ordinary shares
COLONIAL FIRST STATE PROPERTY	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	199 Fully paid ordinary shares
First State Asian Bridge-Equity	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	21,197 Fully paid ordinary shares
Commonwealth Growth G3C	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	1,560,125 Fully paid ordinary shares
CIML as RE Commonwealth Australian Share Fund	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	179,525 Fully paid ordinary shares
CIML as RE Commonwealth Share Income Fund	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	657,039 Fully paid ordinary shares
CIML as RE Commonwealth Growth Fund	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	418,847 Fully paid ordinary shares
CIML as RE Commonwealth Income Fund	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	107,656 Fully paid ordinary shares

CIML as RE Commonwealth Property Securities Fund	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	1,251,835 Fully paid ordinary shares
CISL ATF CFCL Property Securities (Super Bus) Fund	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	3,073,244 Fully paid ordinary shares
Commonwealth Managed M1C	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	70,308 Fully paid ordinary shares
Commonwealth Managed M3C	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	1,562,192 Fully paid ordinary shares
CFSIL A/C Motor Accident Commission	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	512,140 Fully paid ordinary shares
MAC CTP Style Neutral	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	229,564 Fully paid ordinary shares
Nomura Australian Equity Fund	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	75,883 Fully paid ordinary shares
CBOSC Pty Ltd A/T for the Officers' Superannuation Fund	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	1,495,832 Fully paid ordinary shares
CBOSC Pty Ltd A/T for the Officers' Superannuation Fund	Power to control the exercise of a right to vote attached to securities and to control the exercise of the power to dispose of securities pursuant to the position held as trustee for the Officers' Superannuation Fund.	1,831,294 Fully paid ordinary shares
Storm Financial Australian Industrials Index Fund	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	473,834 Fully paid ordinary shares
Workcover NSW - Listed Prop	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	410,675 Fully paid ordinary shares
Commonwealth Diversified Share Fund	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	133,613 Fully paid ordinary shares
Wholesale Australian Share Fund - Core	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	1,203,328 Fully paid ordinary shares
Wholesale Indexed Australian Share Fund	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	1,654,749 Fully paid ordinary shares
Wholesale Low Tracking Error Australian Share Fund	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	875,629 Fully paid ordinary shares

CFSIL as RE Colonial First State Wholesale Geared Share Fund	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	1,010,933 Fully paid ordinary shares
Wholesale Indexed Property Securities Fund	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	5,846,967 Fully paid ordinary shares
CFSIL AS RE Colonial First State Wholesale Property Securiti	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	38,817,804 Fully paid ordinary shares
CFSIL as RE Colonial First State Wholesale Leaders Fund	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	120,824 Fully paid ordinary shares
WSALE GEARED 452 AUST SHARE	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	240,200 Fully paid ordinary shares "*" See note 1 on the last page of this form.
CFSIL as RE Commonwealth Australian Boutique Share Fund 3	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	55,205 Fully paid ordinary shares "*" See note 1 on the last page of this form.
CFSIL as RE Commonwealth Australian Shares Fund 1	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	1,060,000 Fully paid ordinary shares "*" See note 1 on the last page of this form.
CFSIL as RE Commonwealth Australian Shares Fund 2	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	274,500 Fully paid ordinary shares "*" See note 1 on the last page of this form.
CFSIL as RE Commonwealth Australian Shares Fund 3	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	147,450 Fully paid ordinary shares "*" See note 1 on the last page of this form.
CFSIL as RE Commonwealth Australian Shares Fund 5	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	425,575 Fully paid ordinary shares "*" See note 1 on the last page of this form.
CFSIL as RE Commonwealth Australian Shares Fund 6	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	307,610 Fully paid ordinary shares "*" See note 1 on the last page of this form.
CFSIL as RE Commonwealth Australian Shares Fund 7	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	17,441 Fully paid ordinary shares "*" See note 1 on the last page of this form.
CFSIL as RE Commonwealth Australian Shares Fund 8	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	134,500 Fully paid ordinary shares "*" See note 1 on the last page of this form.
CFSIL as RE Commonwealth Australian Shares Fund 9	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	78,214 Fully paid ordinary shares "*" See note 1 on the last page of this form.
CFSIL as RE Commonwealth Australian Shares Fund 10	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	177,985 Fully paid ordinary shares "*" See note 1 on the last page of this form.

CFSIL as RE CFS Wholesale 452 Australian Share Fund	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	985,090 Fully paid ordinary shares "*" See note 1 on the last page of this form.
CFSIL as RE Commonwealth Australian Share Fund 14	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	31,669 Fully paid ordinary shares "*" See note 1 on the last page of this form.
CFSIL as RE Commonwealth Australian Share Fund 15	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	53,023 Fully paid ordinary shares "*" See note 1 on the last page of this form.
FC W/E AUST SHARE 16-CHALLENGER	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	12,815 Fully paid ordinary shares "*" See note 1 on the last page of this form.
CFSIL as RE Commonwealth Australian Share Fund 19	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	590,424 Fully paid ordinary shares "*" See note 1 on the last page of this form.
CFSIL as RE Commonwealth Property Fund 1	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	8,050,828 Fully paid ordinary shares "*" See note 1 on the last page of this form.
CFSIL as RE Commonwealth Property Fund 2	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	1,397,457 Fully paid ordinary shares "*" See note 1 on the last page of this form.
CFSIL as RE Commonwealth Property Fund 3	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	1,007,920 Fully paid ordinary shares "*" See note 1 on the last page of this form.
CFSIL as RE Commonwealth Property Fund 4	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	263,376 Fully paid ordinary shares "*" See note 1 on the last page of this form.
CFSIL as RE Commonwealth Property Fund 5	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	304,090 Fully paid ordinary shares "*" See note 1 on the last page of this form.
CFSIL as RE Commonwealth Property Fund 6	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	2,855,878 Fully paid ordinary shares "*" See note 1 on the last page of this form.
FC W/E PROP SEC 8-PENGANA	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	157,100 Fully paid ordinary shares "*" See note 1 on the last page of this form.
CMLA	The Colonial Mutual Life Assurance Society Limited (ACN 004 021 809) ("CMLA") has entered into an Exclusivity Agreement (attached as Annexure A) pursuant to which certain shares in 452 Capital Pty Ltd ("452 Capital") must not be sold unless CMLA consents. CMLA, by virtue of s608(3)(a), has a relevant interest in all securities in which 452 Capital has a relevant interest. CMLA has no ability to control voting or disposal in relation to those securities in which 452 Capital has a relevant interest (which are identified below).	436,400 Fully paid ordinary shares "**" See note 2 on the last page of this form.
CMLA	The Colonial Mutual Life Assurance Society Limited (ACN 004 021 809) ("CMLA") has entered into an Exclusivity Agreement (attached as Annexure A) pursuant to which certain shares in 452 Capital Pty Ltd ("452 Capital") must not be sold unless CMLA consents. CMLA, by virtue of s608(3)(a), has a relevant interest in all securities in which 452 Capital has a relevant interest. CMLA has no ability to control voting or disposal in relation to those securities in which 452 Capital has a relevant interest (which are identified below).	61,700 Fully paid ordinary shares "**" See note 2 on the last page of this form.
CMLA	The Colonial Mutual Life Assurance Society Limited (ACN 004 021 809) ("CMLA") has entered into an Exclusivity Agreement (attached as Annexure A) pursuant to which certain shares in 452 Capital Pty Ltd ("452 Capital") must not be sold unless CMLA consents. CMLA, by virtue of s608(3)(a), has a relevant interest in all securities in which 452 Capital has a relevant interest. CMLA has no ability to control voting or disposal in relation to those securities in which 452 Capital has a relevant interest (which are identified below).	168,700 Fully paid ordinary shares "**" See note 2 on the last page of this form.

CMLA	The Colonial Mutual Life Assurance Society Limited (ACN 004 021 809) ("CMLA") has entered into an Exclusivity Agreement (attached as Annexure A) pursuant to which certain shares in 452 Capital Pty Ltd ("452 Capital") must not be sold unless CMLA consents. CMLA, by virtue of s608(3)(a), has a relevant interest in all securities in which 452 Capital has a relevant interest. CMLA has no ability to control voting or disposal in relation to those securities in which 452 Capital has a relevant interest (which are identified below).	73,600 Fully paid ordinary shares "***" See note 2 on the last page of this form.
CMLA	The Colonial Mutual Life Assurance Society Limited (ACN 004 021 809) ("CMLA") has entered into an Exclusivity Agreement (attached as Annexure A) pursuant to which certain shares in 452 Capital Pty Ltd ("452 Capital") must not be sold unless CMLA consents. CMLA, by virtue of s608(3)(a), has a relevant interest in all securities in which 452 Capital has a relevant interest. CMLA has no ability to control voting or disposal in relation to those securities in which 452 Capital has a relevant interest (which are identified below).	310,201 Fully paid ordinary shares "***" See note 2 on the last page of this form.
CMLA	The Colonial Mutual Life Assurance Society Limited (ACN 004 021 809) ("CMLA") has entered into an Exclusivity Agreement (attached as Annexure A) pursuant to which certain shares in 452 Capital Pty Ltd ("452 Capital") must not be sold unless CMLA consents. CMLA, by virtue of s608(3)(a), has a relevant interest in all securities in which 452 Capital has a relevant interest. CMLA has no ability to control voting or disposal in relation to those securities in which 452 Capital has a relevant interest (which are identified below).	29,500 Fully paid ordinary shares "***" See note 2 on the last page of this form.
CMLA	The Colonial Mutual Life Assurance Society Limited (ACN 004 021 809) ("CMLA") has entered into an Exclusivity Agreement (attached as Annexure A) pursuant to which certain shares in 452 Capital Pty Ltd ("452 Capital") must not be sold unless CMLA consents. CMLA, by virtue of s608(3)(a), has a relevant interest in all securities in which 452 Capital has a relevant interest. CMLA has no ability to control voting or disposal in relation to those securities in which 452 Capital has a relevant interest (which are identified below).	165,100 Fully paid ordinary shares "***" See note 2 on the last page of this form.
CMLA	The Colonial Mutual Life Assurance Society Limited (ACN 004 021 809) ("CMLA") has entered into an Exclusivity Agreement (attached as Annexure A) pursuant to which certain shares in 452 Capital Pty Ltd ("452 Capital") must not be sold unless CMLA consents. CMLA, by virtue of s608(3)(a), has a relevant interest in all securities in which 452 Capital has a relevant interest. CMLA has no ability to control voting or disposal in relation to those securities in which 452 Capital has a relevant interest (which are identified below).	560,600 Fully paid ordinary shares "***" See note 2 on the last page of this form.
CMLA	The Colonial Mutual Life Assurance Society Limited (ACN 004 021 809) ("CMLA") has entered into an Exclusivity Agreement (attached as Annexure A) pursuant to which certain shares in 452 Capital Pty Ltd ("452 Capital") must not be sold unless CMLA consents. CMLA, by virtue of s608(3)(a), has a relevant interest in all securities in which 452 Capital has a relevant interest. CMLA has no ability to control voting or disposal in relation to those securities in which 452 Capital has a relevant interest (which are identified below).	39,600 Fully paid ordinary shares "***" See note 2 on the last page of this form.
CMLA	The Colonial Mutual Life Assurance Society Limited (ACN 004 021 809) ("CMLA") has entered into an Exclusivity Agreement (attached as Annexure A) pursuant to which certain shares in 452 Capital Pty Ltd ("452 Capital") must not be sold unless CMLA consents. CMLA, by virtue of s608(3)(a), has a relevant interest in all securities in which 452 Capital has a relevant interest. CMLA has no ability to control voting or disposal in relation to those securities in which 452 Capital has a relevant interest (which are identified below).	88,400 Fully paid ordinary shares "***" See note 2 on the last page of this form.

4. Details of present registered holders

The persons registered as holders of the securities referred to in paragraph 3 above are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder	Class and number of shares
Avanteos Investments Limited A/C S/F No.2	Avanteos Investments Limited PO Box 1012 Camberwell VIC 3124	Avanteos Investments Limited A/C S/F No.2	78,333 Fully paid ordinary shares
Avanteos Investments Ltd	Avanteos Investments Limited P O Box 1012 Camberwell VIC 3124	Avanteos Investments Ltd	6,033 Fully paid ordinary shares
Avanteos Investments Ltd ATF Symetry Personal Retirement FD	Avanteos Investments Limited PO Box 1012 Camberwell VIC 3124	Avanteos Investments Ltd ATF Symetry Personal Retirement FD	168,981 Fully paid ordinary shares
BTDL - First State Asian Equity Plus	HSBC Bank Australia Limited HSBC Centre, 580 George Street, Sydney NSW 2000	BTDL - First State Asian Equity Plus	132,505 Fully paid ordinary shares
ASBGI Unit Tst- Global Property Trust	Citicorp Nominees Pty Limited PO Box 3429 Auckland 1 New Zealand	ASBGI Unit Tst- Global Property Trust	47,780 Fully paid ordinary shares
Commonwealth Balanced B3C	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	Commonwealth Balanced B3C	206,465 Fully paid ordinary shares
CFSHK CMF Asia Cash Surplus Fund	Citicorp Nominees Pty Limited GPO Box 14, Hong Kong	CFSHK CMF Asia Cash Surplus Fund	60,923 Fully paid ordinary shares
COLONIAL FIRST STATE PROPERTY	Colonial First State Property Limited Level 7, 52 Martin Place, Sydney 1155	COLONIAL FIRST STATE PROPERTY	199 Fully paid ordinary shares
First State Asian Bridge-Equity	HSBC Bank Austalia Limited Level 10, 1 O'Connell Street Sydney NSW 2000	First State Asian Bridge-Equity	21,197 Fully paid ordinary shares
Commonwealth Growth G3C	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	Commonwealth Growth G3C	1,560,125 Fully paid ordinary shares
CIML as RE Commonwealth Australian Share Fund	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	CIML as RE Commonwealth Australian Share Fund	179,525 Fully paid ordinary shares
CIML as RE Commonwealth Share Income Fund	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	CIML as RE Commonwealth Share Income Fund	657,039 Fully paid ordinary shares
CIML as RE Commonwealth Growth Fund	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	CIML as RE Commonwealth Growth Fund	418,847 Fully paid ordinary shares
CIML as RE Commonwealth Income Fund	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	CIML as RE Commonwealth Income Fund	107,656 Fully paid ordinary shares

CIML as RE Commonwealth Property Securities Fund	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	CIML as RE Commonwealth Property Securities Fund	1,251,835 Fully paid ordinary shares
CISL ATF CFCL Property Securities (Super Bus) Fund	Legal and General Financial Services Limited , c/o Citicorp Nominees Pty Ltd GPO Box 764G, Melbourne VIC 3001	CISL ATF CFCL Property Securities (Super Bus) Fund	3,073,244 Fully paid ordinary shares
Commonwealth Managed M1C	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	Commonwealth Managed M1C	70,308 Fully paid ordinary shares
Commonwealth Managed M3C	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	Commonwealth Managed M3C	1,562,192 Fully paid ordinary shares
CPSIL A/C Motor Accident Commission	Motor Accident Commission, c/o Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	CFSIL A/C Motor Accident Commission	512,140 Fully paid ordinary shares
MAC CTP Style Neutral	Motor Accident Commission, c/o Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	MAC CTP Style Neutral	229,564 Fully paid ordinary shares
Nomura Australian Equity Fund	National Nominees Limited GPO Box 1406M, Melbourne 3001, Australia	Nomura Australian Equity Fund	75,883 Fully paid ordinary shares
CBOSC Pty Ltd A/T for the Officers' Superannuation Fund	National Nominees Limited GPO Box 1406M, Melbourne VIC 3001	CBOSC Pty Ltd A/T for the Officers' Superannuation Fund	1,495,832 Fully paid ordinary shares
CBOSC Pty Ltd A/T for the Officers' Superannuation Fund	National Nominees Limited GPO Box 1406M Melbourne VIC 3001	CBOSC Pty Ltd A/T for the Officers' Superannuation Fund	1,831,294 Fully paid ordinary shares
Storm Financial Australian Industrials Index Fund	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	Storm Financial Australian Industrials Index Fund	473,834 Fully paid ordinary shares
Workcover NSW - Listed Prop	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	Workcover NSW - Listed Prop	410,675 Fully paid ordinary shares
Commonwealth Diversified Share Fund	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	Commonwealth Diversified Share Fund	133,613 Fully paid ordinary shares
Wholesale Australian Share Fund - Core	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	Wholesale Australian Share Fund - Core	1,203,328 Fully paid ordinary shares
Wholesale Indexed Australian Share Fund	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	Wholesale Indexed Australian Share Fund	1,654,749 Fully paid ordinary shares
Wholesale Low Tracking Error Australian Share Fund	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	Wholesale Low Tracking Error Australian Share Fund	875,629 Fully paid ordinary shares

CFSIL as RE Colonial First State Wholesale Geared Share Fund	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	CFSIL as RE Colonial First State Wholesale Geared Share Fund	1,010,933 Fully paid ordinary shares
Wholesale Indexed Property Securities Fund	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	Wholesale Indexed Property Securities Fund	5,846,967 Fully paid ordinary shares
CFSIL AS RE Colonial First State Wholesale Property Securiti	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	CFSIL AS RE Colonial First State Wholesale Property Securiti	38,817,804 Fully paid ordinary shares
CFSIL as RE Colonial First State Wholesale Leaders Fund	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	CFSIL as RE Colonial First State Wholesale Leaders Fund	120,824 Fully paid ordinary shares
WSALE GEARED 452 AUST SHARE	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	WSALE GEARED 452 AUST SHARE	240,200 Fully paid ordinary shares "*" See note 1 on the last page of this form.
CFSIL as RE Commonwealth Australian Boutique Share Fund 3	Citicorp Nominees Pty Limited GPO Box 764G Melbourne VIC 3001	CFSIL as RE Commonwealth Australian Boutique Share Fund 3	55,205 Fully paid ordinary shares "*" See note 1 on the last page of this form.
CFSIL as RE Commonwealth Australian Shares Fund 1	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	CFSIL as RE Commonwealth Australian Shares Fund 1	1,060,000 Fully paid ordinary shares "*" See note 1 on the last page of this form.
CFSIL as RE Commonwealth Australian Shares Fund 2	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	CFSIL as RE Commonwealth Australian Shares Fund 2	274,500 Fully paid ordinary shares "*" See note 1 on the last page of this form.
CFSIL as RE Commonwealth Australian Shares Fund 3	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	CFSIL as RE Commonwealth Australian Shares Fund 3	147,450 Fully paid ordinary shares "*" See note 1 on the last page of this form.
CFSIL as RE Commonwealth Australian Shares Fund 5	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	CFSIL as RE Commonwealth Australian Shares Fund 5	425,575 Fully paid ordinary shares "*" See note 1 on the last page of this form.
CFSIL as RE Commonwealth Australian Shares Fund 6	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	CFSIL as RE Commonwealth Australian Shares Fund 6	307,610 Fully paid ordinary shares "*" See note 1 on the last page of this form.
CFSIL as RE Commonwealth Australian Shares Fund 7	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	CFSIL as RE Commonwealth Australian Shares Fund 7	17,441 Fully paid ordinary shares "*" See note 1 on the last page of this form.
CFSIL as RE Commonwealth Australian Shares Fund 8	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	CFSIL as RE Commonwealth Australian Shares Fund 8	134,500 Fully paid ordinary shares "*" See note 1 on the last page of this form.
CFSIL as RE Commonwealth Australian Shares Fund 9	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	CFSIL as RE Commonwealth Australian Shares Fund 9	78,214 Fully paid ordinary shares "*" See note 1 on the last page of this form.
CFSIL as RE Commonwealth Australian Shares Fund 10	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	CFSIL as RE Commonwealth Australian Shares Fund 10	177,985 Fully paid ordinary shares "*" See note 1 on the last page of this form.

CFSIL as RE CFS Wholesale 452 Australian Share Fund	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	CFSIL as RE CFS Wholesale 452 Australian Share Fund	985,090 Fully paid ordinary shares "*" See note 1 on the last page of this form.
CFSIL as RE Commonwealth Australian Share Fund 14	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	CFSIL as RE Commonwealth Australian Share Fund 14	31,669 Fully paid ordinary shares "*" See note 1 on the last page of this form.
CFSIL as RE Commonwealth Australian Share Fund 15	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	CFSIL as RE Commonwealth Australian Share Fund 15	53,023 Fully paid ordinary shares "*" See note 1 on the last page of this form.
FC W/E AUST SHARE 16-CHALLENGER	Citicorp Nominees Pty Limited GPO Box 764G Melbourne VIC 3001	FC W/E AUST SHARE 16-CHALLENGER	12,815 Fully paid ordinary shares "*" See note 1 on the last page of this form.
CFSIL as RE Commonwealth Australian Share Fund 19	Citicorp Nominees Pty Limited GPO Box 764G Melbourne VIC 3001	CFSIL as RE Commonwealth Australian Share Fund 19	590,424 Fully paid ordinary shares "*" See note 1 on the last page of this form.
CFSIL as RE Commonwealth Property Fund 1	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	CFSIL as RE Commonwealth Property Fund 1	8,050,828 Fully paid ordinary shares "**" See note 1 on the last page of this form.
CFSIL as RE Commonwealth Property Fund 2	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	CFSIL as RE Commonwealth Property Fund 2	1,397,457 Fully paid ordinary shares "*" See note 1 on the last page of this form.
CFSIL as RE Commonwealth Property Fund 3	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	CFSIL as RE Commonwealth Property Fund 3	1,007,920 Fully paid ordinary shares "**" See note 1 on the last page of this form.
CFSIL as RE Commonwealth Property Fund 4	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	CFSIL as RE Commonwealth Property Fund 4	263,376 Fully paid ordinary shares "*" See note 1 on the last page of this form.
CFSIL as RE Commonwealth Property Fund 5	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	CFSIL as RE Commonwealth Property Fund 5	304,090 Fully paid ordinary shares "*" See note 1 on the last page of this form.
CFSIL as RE Commonwealth Property Fund 6	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	CFSIL as RE Commonwealth Property Fund 6	2,855,878 Fully paid ordinary shares "**" See note 1 on the last page of this form.
FC W/E PROP SEC 8-PENGANA	Citicorp Nominees Pty Limited GPO Box 764G Melbourne VIC 3001	FC W/E PROP SEC 8-PENGANA	157,100 Fully paid ordinary shares "*" See note 1 on the last page of this form.
CMLA	JP Morgan Nominees Australia Limited Level 37 AAP Centre 259 George Street Sydney NSW 2000 Australia	Australian Retirement Fund - 452 Capital	436,400 Fully paid ordinary shares "**" See note 2 on the last page of this form.
CMLA	National Nominees Limited GPO Box 1406M Melbourne VIC 3001	A.S.S.E.T - 452 Capital	61,700 Fully paid ordinary shares "**" See note 2 on the last page of this form.
CMLA	BNP Paribas Securities PO Box R209 Royal Exchange NSW 1225	Century Australia - 452 Capital	168,700 Fully paid ordinary shares "**" See note 2 on the last page of this form.

CMLA	National Nominees Limted GPO Box 1406M Melbourne VIC 3001	Catholic Super Fund - 452 Capital	73,600 Fully paid ordinary shares "*** See note 2 on the last page of this form.
CMLA	BNP Paribas Securities PO Box R209 Royal Exchange NSW 1225	TCORP - 452 Capital	310,201 Fully paid ordinary shares "*** See note 2 on the last page of this form.
CMLA	State Street Australia Limited 338 Pitt Street Sydney NSW 2000	RIM Australian Shares Aggressive Fund - 452 Capital	29,500 Fully paid ordinary shares "*** See note 2 on the last page of this form.
CMLA	JP Morgan Nominees Australia Limited Level 37 AAP Centre 259 George Street Sydney NSW 2000 Australia	HostPlus - 452 Capital	165,100 Fully paid ordinary shares "*** See note 2 on the last page of this form.
CMLA	JP Morgan Nominees Australia Limited Level 37 AAP Centre 259 George Street Sydney NSW 2000 Australia	INTECH Australian Shares Active Trust - 452 Capital	560,600 Fully paid ordinary shares "*** See note 2 on the last page of this form.
CMLA	JP Morgan Nominees Australia Limited Level 37 AAP Centre 259 George Street Sydney NSW 2000 Australia	Challenger Boutique Australian Share Fund - 452 Capital	39,600 Fully paid ordinary shares "*** See note 2 on the last page of this form.
CMLA	ANZ Custodian Services Limited Level 25 530 Collins Street Melbourne Vic 3000	Warakirri Endeavour Fund - 452 Capital	88,400 Fully paid ordinary shares "*** See note 2 on the last page of this form.

5. Consideration

The consideration paid for each relevant interest referred to in paragraph 3 above, and acquired in the four months prior to the day that the substantial holder became a substantial holder, is as follows:

Holder of relevant interest	Date of acquisition	Consideration Cash	Non-Cash	Class and number of securities
See annexure "B" to this notice.				

6. Associates

The reasons the persons named in paragraph 3 above are associates of the substantial holder are as follows:

Name	Nature of Association
CBA and Commonwealth Bank Group	The Commonwealth Bank Group (other than Commonwealth Bank of Australia) are body corporates controlled by Commonwealth Bank of Australia and are therefore associates of Commonwealth Bank of Australia and of each other for the purposes of the Corporations Act.

7. Addresses

The addresses of persons named in this form are as follows:

Name	Address
CBA and Commonwealth Bank Group	C/- Level 2, 48 Martin Place Sydney NSW 1155

8. Signature

NOTE 1--(This note is relevant to section 2 3 4 and 5)

The relevant interests in these securitites are /were held by Colonial First State Investments Limited (CFS) as responsible entity of the specified registered managed investment schemes and relate(d) to holdings in connection with the Colonial First State First Choice product range. Decisions to buy/sell those securities and exercise voting rights in relation to those securities are made by external managers (unrelated to the Commonwealth Bank Group) to whom CFS has outsourced those functions. By instrument dated 29 October 2001 the Australian Securities and Investments Commission has granted certain relief to CFS and its related bodies corporate for these holdings from the provisions of Chapter 6 of the Corporations Act in relation to the acquisition of such securities.

NOTE 2--(This note is relevant to section 2 3 4 and 5)

452 Capital Pty Ltd ("452 Capital") is the investment manager in relation to the securities. Exercise of voting and disposal powers by 452 Capital is subject to any client direction. CMLA has a relevant interest in more than 20% of the shares in 452 Capital by virtue of the Exclusivity Agreement attached as Annexure A and therefore, by virtue of s608(3)(a) has a deemed relevant interest in the securities.

....

John Damien Hatton – Company Secretary

Dated the 23 day of February2005.

Annexure A

This is the annexure mark A of 3 pages referred to in Form 603, Notice of initial Substantial Holder of Commonwealth Bank of Australia ACN 123 123 124 and certain other companies dated 18/02/2005

____

John Damien Hatton – Company Secretary

SCHEDULE

A.C.N 080 182 878 Pty Ltd (ACN 80182878)
A.C.N. 004 929 962 Pty Ltd (ACN 4929962)
A.C.N. 007 255 521 Pty Ltd (ACN 7255521)
A.C.N. 080 159 762 Pty Ltd (ACN 80159762)
A.C.N. 080 182 163 Pty Ltd (ACN 80182163)
A.C.N. 080 182 529 Pty Ltd (ACN 80182529)
A.C.N. 080 182 618 Pty Ltd (ACN 80182618)
A.C.N. 080 183 071 Pty Ltd (ACN 80183071)
ACAPM Holdings A Pty Limited (ACN 99726495)
ACAPM Holdings B Pty Limited (ACN 99726486)
ACAPM Pty Limited (ACN 99744297)
Aetna Properties Ltd (ACN 572225)
AFS Life Finance Pty Limited (ACN 85514147)
AFS Support Services Pty Ltd (ACN 85046073)
AGAL Holdings Pty Limited (ACN 96911367)
Antarctic Shipping Pty Ltd (ACN 3622491)
Aquashell Pty Limited (ACN 57036076)
Aquasten Pty Ltd (ACN 6485785)
Armraynald Investments Pty Limited (ACN 68291403)
Australian Bank Limited (ACN 8558601)
Australian Company Number 000 252 488 Limited (ACN 252488)
Australian Company Number 002 680 471 Pty Limited (ACN 2680471)
Australian Company Number 008 521 579 Pty Limited (ACN 8521579)
Australian TIC Management Pty Limited (ACN 2213952)
Auz-Com Technologies Pty Ltd (ACN 7100781)
Avanteos Investments Limited (ACN 066 862 977)
Balga Pty Ltd (ACN 9642880)
Banner Consultancy Services Limited (ACN 2032760)
Bennelong Centre Pty Ltd (ACN 7328949)
Binya Pty Limited (ACN 9642899)
Bizserv Pty Ltd (ACN 94234812)
Brookhollow Ave Pty Limited (ACN 81129660)
CB-CLA Limited (ACN 3069458)
CB-CLARI Pty Limited (ACN 1826884)
CB-CLAS Limited (ACN 3177222)
CB-CLFIA Limited (ACN 3123233)
CB-CLHA Limited (ACN 3742747)
CB-CLMM Limited (ACN 6507731)
CB-CLPF Limited (ACN 1657503)
CB-CLPSG Limited (ACN 2585695)
CB-CLRA Pty Limited (ACN 1826893)
CB-CLSA Limited (ACN 3774865)
CB-KNSN Pty Limited (ACN 4885447)
CB-MN Pty Limited (ACN 4454488)
CBA Corporate Services (VIC) Pty Limited (ACN 72103532)
CBA Indemnity Co. Pty Limited (ACN 72183290)
CBA International Finance Pty Limited (ACN 63487589)
CBA Investments (No 2) Pty Limited (ACN 73093286)
CBA Investments Limited (ACN 835423)
CBA Leasing (No 2) Pty Limited (ACN 64489238)
CBA Rail & Tram Company Pty Limited (ACN 92452625)
CBA Specialised Financing Limited (ACN 8544554)
CBFC Leasing Pty Limited (ACN 8520965)
CBFC Limited (ACN 8519462)
CBFC Properties Pty Limited (ACN 770454)
CC Group Holdings Pty Ltd (ACN 5934083)
CFS Managed Property Limited (ACN 6464428)
Chullora Equity Investment (No 1) Pty Limited (ACN 70676943)
Chullora Equity Investment (No 2) Pty Limited (ACN 70676710)
Chullora Equity Investment (No 3) Pty Limited (ACN 70677431)
CISL (Hazelwood) Pty Limited (ACN 74747185)
CLGA Staff Superannuation Fund Pty Ltd (ACN 65022193)
CM Somerton Pty Ltd (ACN 5367671)
CMG Asia Limited (ACN)
CMG Asia Pensions & Retirement Limited (ACN)
CMG Asia Pty Ltd (ACN 75668932)
CMG Asia Trustee Company Limited (ACN)
CMG CH China Funds Management Limited (ACN 61146183)
CMG CH China Investments Limited (ACN 61513675)
CMG First State Investment Managers (Asia) Limited (ACN 54571701)
Collateral Leasing Pty Limited (ACN 2681218)
Colonial (Finwiz) Holdings Services Ltd (ACN 3148187)
Colonial (Staff) Australia Superannuation No 2 Limited (ACN 73207191)
Colonial AFS Services Pty Ltd (ACN 83514667)
Colonial Agricultural Company Limited (ACN 3963862)
Colonial Asset Finance Pty Ltd (ACN 89354370)
Colonial Asset Management Limited (ACN 64031769)
Colonial Assurance Company of Australia and New Zealand Pty Ltd (ACN 9030)
Colonial Australian Superannuation Ltd (ACN 3244040)
Colonial e.Com Ltd (ACN 3345766)
Colonial Employee Share Plan Pty Ltd (ACN 75669028)
Colonial Finance (Australia) Ltd (ACN 89843041)
Colonial Finance Limited (ACN 67105435)
Colonial Financial Corporation Limited (ACN 29818)
Colonial Financial Management Limited (ACN 7299498)
Colonial Financial Planners Limited (ACN 3900169)
Colonial Financial Services Pty Ltd (ACN 7047645)
Colonial First State Fund Services Ltd (ACN 3257001)
Colonial First State Group Limited (ACN 4405556)
Colonial First State Investments Limited (CFSIL) (ACN 2348352)
Colonial First State Private Capital Limited (ACN 2785739)
Colonial First State Private Equity Limited (ACN 2642819)
Colonial First State Projects Pty Ltd (ACN 282324)
Colonial First State Property Funds Management Ltd (ACN 77422541)
Colonial First State Property Holdings No 2 Pty Ltd (ACN 511624)
Colonial First State Property Holdings No 3 Pty Ltd (ACN 8100445)
Colonial First State Property Investment Limited (ACN 3466117)
Colonial First State Property Limited (ACN 85313926)
Colonial Holding Company (No 2) Pty Ltd (ACN 75333390)
Colonial Holding Company Pty Ltd (ACN 74706782)
Colonial Insurance Services Pty Ltd (ACN 83157117)
Colonial International Factors Pty Limited (ACN 83082973)
Colonial International Holdings Pty Ltd (ACN 74025371)
Colonial Investment Services Ltd (ACN 2451970)
Colonial Investments Holding Pty Ltd (ACN 75668987)
Colonial LGA Holdings Limited (ACN 1634439)
Colonial Limited (ACN 74042112)
Colonial Mutual Deposit Services Ltd (ACN 6227809)
Colonial Mutual Funds Limited (ACN 6734514)
Colonial Mutual Property Group Pty Ltd (ACN 7322429)
Colonial Mutual Superannuation Pty Ltd (ACN 6831983)
Colonial Net Limited (ACN 2902712)

Colonial Nominees No 3 Fund Pty Limited (ACN 64106645)
Colonial PCA Holdings Pty Ltd (ACN 50535647)
Colonial PCA Pty Ltd (ACN 851696)
Colonial PCA Staff Superannuation Ltd (ACN 3303759)
Colonial Promotions Pty Ltd (ACN 82948927)
Colonial Property Management (Qld) Pty Ltd (ACN 7301573)
Colonial Property Management (WA) Pty Ltd (ACN 7301591)
Colonial Protection Insurance Pty Limited (ACN 83055967)
Colonial South Australia Limited (ACN 69065130)
Colonial State Residual (No 2) Pty Ltd (ACN 75733032)
Colonial Superannuation Services Limited (ACN 62876457)
Colonial Trade Services (Hong Kong) Limited (ACN)
Commonwealth Capital Corporation Limited (ACN 78898432)
Commonwealth Custodial Services Limited (CCSL) (ACN 485487)
Commonwealth Fleet Lease Pty Limited (ACN 3429356)
Commonwealth Group Pty Limited (ACN 87485078)
Commonwealth Insurance Limited (ACN 67524216)
Commonwealth Investments Pty Limited (ACN 65166305)
Commonwealth Managed Investments Limited (CMIL) (ACN 84098180)
Commonwealth Securities (Japan) Pty Limited (ACN 86971922)
Continental Assurance Pty Ltd (ACN 665118)
CST Securitisation Management Limited (ACN 80151337)
DBCV Pty Limited (ACN 83170192)
Fazen Pty Ltd (ACN 3066760)
First Custodial Services Pty Ltd (ACN 2808988)
First State Investment International Limited (Regd Scot 79063)
First State Investment Services (UK) Limited (Regd England & Wales 3904320)
First State Investments (Singapore) (196900420D)
First State Investments Holdings (Singapore) Limited (Regd 199901706Z)
Fleet Care Services Pty Ltd (ACN 74503530)
Gandel Chambers Pty Ltd (ACN 104 741 102)
GATX Rail (BY-2) Pty Limited (ACN 90495980)
GATX Rail (BY-4) Pty Limited (ACN 90495962)
GATX Rail (SW-2) Pty Limited (ACN 90496030)
GATX Rail (SW-4) Pty Limited (ACN 90496012)
Gold Star Mortgage Management Pty Ltd (ACN 63742049)
Harford Pty Limited (ACN 9642960)
HIC Finance Pty Limited (ACN 75495528)
Infravest (No 1) Limited (ACN 60472522)
Investment Co Pty Ltd (ACN 83405627)
Jacques Martin Pty Ltd (ACN 6100830)
Lazarose Pty Ltd (ACN 3816448)
Legener (Australia) Pty Ltd (ACN 8496357)
Micropay Pty Limited (ACN 71007326)
Nimitz Nominees Pty Ltd (ACN 3505959)
P. and B. Properties Pty Ltd (ACN 9499512)
PFM Holdings Pty Ltd (ACN 3290597)
RVG Administration Company Pty Limited (ACN 70835344)
SBN Nominees Pty Ltd (ACN 3501773)
SBV Nominees Limited (ACN 6291854)
Securitisation Custodian Pty Limited (ACN 76980704)
Senbary Pty Limited (ACN 83183242)
SIF Railway No 1 Pty Limited (ACN 96458730)
SME Custodians Pty Ltd (ACN 81924110)
SME Growth Limited (ACN 79678194)

Colonial PCA Australian Superannuation Ltd (ACN 3230064)
Colonial PCA Properties Ltd (ACN 3354247)
Colonial PCA Services Ltd (ACN 3900187)
Colonial Portfolio Services Limited (ACN 66649241)
Colonial Property Management (NSW) Pty Ltd (ACN 7301582)
Colonial Property Management (SA) Pty Ltd (ACN 7322438)
Colonial Property Management (WA) Pty Ltd (ACN 83531579)
Colonial Services Pty Limited (ACN 75733023)
Colonial State Residual (No 1) Pty Ltd (ACN 3909402)
Colonial Statutory Funds Management Limited (ACN 2807221)
Colonial Tasman Pty Ltd (ACN 83840644)
Commonwealth Bank Officers Superannuation Corporation Pty Ltd (074519798)
Commonwealth Capital Limited (ACN 78898370)
Commonwealth Development Bank of Australia Limited (ACN 74707458)
Commonwealth Funds Management Limited (CFM) (ACN 52289442)
Commonwealth Insurance Holdings Limited (ACN 88327959)
Commonwealth Investment Services Limited (CISL) (ACN 3049830)
Commonwealth Life Limited (CLL) (ACN 3610008)
Commonwealth Property Pty Limited (ACN 94052436)
Comsec Trading Limited (ACN 3485952)
Corporate Services (NSW) Pty Limited (ACN 72765434)
Darontin Pty Ltd (ACN 7029209)
Emerald Holding Company Limited (ACN 66147528)
Financial Wisdom Limited (ACN 6646108)
First State (Hong Kong) LLC (F8489)
First State Investment Management (UK) Limited (Regd Scotland 47708)
First State Investments (Hong Kong) Limited (206616)
First State Investments (UK) Limited (Regd Eng/Wales 2294743)
First State Nominees (Hong Kong) Ltd (206615)
Fouron Pty Ltd (ACN 3066840)
GATX Rail (BY-1) Pty Limited (ACN 90495999)
GATX Rail (BY-3) Pty Limited (ACN 90495971)
GATX Rail (SW-1) Pty Limited (ACN 90496058)
GATX Rail (SW-3) Pty Limited (ACN 90496021)
GATX Rail (Victoria) Pty Limited (ACN 90065964)
Goldman Sachs (Asia) L.L.C (ABN 35 717 040 327)
Hazelwood Investment Company Pty Limited (ACN 75041360)
Homepath Pty Limited (ACN 81986530)
Infravest (No 2) Limited (ACN 71656865)
Jacques Martin Administration and Consulting Pty Ltd (ACN 6787748)
Keystone Financial Services Ltd (ACN 65021418)
Leaseway Transportation Pty Limited (ACN 78463457)
LG Inc. (ACN)
MMAL Fleet Lease Arranger Pty Ltd (ACN 76409526)
Onslow Properties Pty Ltd (ACN 76213717)
Perpetual Stock Pty Limited (ACN 65094886)
Retail Investor Pty Limited (ACN 60625194)
S.B.T. Properties Pty Ltd (ACN 9517328)
SBSSW (Delaware) Inc (ACN)
Securitisation Advisory Services Pty Limited (ACN 64133946)
Securitisation Management Co Pty Limited (ACN 76980740)
Share Investments Pty Limited (ACN 54210276)
SIF Railway No 2 Pty Limited (ACN 96458758)
SME Equities Limited (ACN 78207780)
South Australian Fleet Lease Arranger Pty Ltd (ACN 73607440)

Southcap Pty Limited (ACN 2626182)
Sparad (No 24) Pty Limited (ACN 57975087)
State Nominees Limited (ACN 677350)
Tactical Global Management Limited (ACN 77796411)
Tracker Index Management Limited (ACN 81834666)
Victorian Fleet Lease Arranger Pty Limited (ACN 77164811)
Windsor Bartholomew Services Pty Limited (ACN 73623702)
Sparad (No 21) Pty Limited (ACN 51899766)
Sparad (No 26) Pty Limited (ACN 54797965)
Super Partners Pty Limited (ACN 81837961)
The Colonial Mutual Life Assurance Society Ltd (ACN 4021809)
Vanoti Pty Ltd (ACN 3519284)
Wezen Pty Ltd (ACN 3501817)

End of Annexure A

This is the Annexure marked "B" of 10 pages referred to in the Notice of Substantial Shareholding dated 18 February 2005.

Colonial First State Inv Managers
Transaction listing for the period 18/10/2004 to 18/02/2005 (as per F10 function) Page 1
For Security WDC.AU Westfield Group Ordinary/Units Fully Paid Stapled Securities

Fund	Pfolio	Trans.	Ccy	Date	Units		Cost/Proceeds	
CC	IEQF	OS-SAL	AUD	20/10/2004	-4556		-68044.9	
CC	IEQF	OS-SAL	AUD	28/10/2004	-8687		-129525.93	
CC	IEQF	OS-SAL	AUD	03/11/2004	-3314		-50634.68	
CC	IEQF	OS-PUR	AUD	11/01/2005	36679		629235.24	
CC	IEQF	OS-PUR	AUD	13/01/2005	5564		95188.61	
CC	IEQF	OS-PUR	AUD	18/01/2005	2339		40108.17	
CC	IEQF	OS-PUR	AUD	21/01/2005	1740		29533.78	
CC	IEQF	OS-SAL	AUD	18/02/2005	-3969		-67321.71	
						25796		478538.58
CC	IEQI	OS-SAL	AUD	20/10/2004	-26924		-402116.06	
CC	IEQI	OS-SAL	AUD	27/10/2004	-9051		-132964.69	
CC	IEQI	OS-SAL	AUD	28/10/2004	-22109		-329652.19	
CC	IEQI	OS-SAL	AUD	03/11/2004	-9883		-151002.58	
CC	IEQI	OS-PUR	AUD	11/01/2005	137012		2350466.95	
CC	IEQI	OS-PUR	AUD	13/01/2005	14691		251332.83	
CC	IEQI	OS-PUR	AUD	18/01/2005	10414		178574.76	
CC	IEQI	OS-PUR	AUD	21/01/2005	6619		112347.16	
CC	IEQI	OS-SAL	AUD	18/02/2005	-22031		-373687.21	
						78738		1503298.97
CC	IGRF	OS-SAL	AUD	26/10/2004	-49939		-723149.86	
CC	IGRF	OS-SAL	AUD	02/11/2004	-11970		-178759.16	
CC	IGRF	OS-SAL	AUD	03/11/2004	-7775		-118467.22	
CC	IGRF	OS-SAL	AUD	08/11/2004	-7777		-119059.5	
CC	IGRF	OS-SAL	AUD	10/11/2004	-7650		-118101.6	
CC	IGRF	OS-SAL	AUD	23/11/2004	-9054		-137702.29	
CC	IGRF	OS-SAL	AUD	09/12/2004	-5221		-82742.41	
CC	IGRF	OS-PUR	AUD	11/01/2005	10223		175377.51	
CC	IGRF	OS-PUR	AUD	12/01/2005	6652		114181.05	
						-82511		-1188423.48
CC	IINF	OS-SAL	AUD	20/10/2004	-5729		-85563.92	
CC	IINF	OS-SAL	AUD	28/10/2004	-6000		-89461.91	
CC	IINF	OS-SAL	AUD	03/11/2004	-1277		-19511.31	
CC	IINF	OS-PUR	AUD	11/01/2005	19464		333908.64	
CC	IINF	OS-PUR	AUD	13/01/2005	5632		96351.95	
CC	IINF	OS-PUR	AUD	18/01/2005	2722		46675.68	
CC	IINF	OS-PUR	AUD	21/01/2005	1242		21081.01	
CC	IINF	OS-SAL	AUD	08/02/2005	-20495		-346570.45	
CC	IINF	OS-SAL	AUD	18/02/2005	-6582		-111643.1	
						-11023		-154733.41
CC	IPSF	OS-PUR	AUD	10/12/2004	5126		81491.79	
CC	IPSF	OS-PUR	AUD	10/12/2004	11106		176571.39	
CC	IPSF	OS-PUR	AUD	13/12/2004	4197		66373.37	
CC	IPSF	OS-PUR	AUD	14/12/2004	1378		21547	
CC	IPSF	OS-PUR	AUD	14/12/2004	32040		502967.89	
CC	IPSF	OS-PUR	AUD	17/12/2004	425		6788.89	
CC	IPSF	OS-PUR	AUD	22/12/2004	5730		92160.57	
CC	IPSF	OS-PUR	AUD	23/12/2004	1684		27071.74	
CC	IPSF	OS-PUR	AUD	13/01/2005	5767		98490.87	
						67,453		1,073,464
TOTAL						78,453		1,712,144
CF	LPT1	OS-SAL	AUD	27/01/2005	-50000		-865000	
						50,000		865,000
TOTAL						50,000		865,000
CL	B3C	OS-SAL	AUD	26/10/2004	-30000		-436635	
CL	B3C	OS-SAL	AUD	04/02/2005	-8100		-138633.12	

CL	B3C	OS-SAL	AUD	04/02/2005	-6400		-109617.45	
						-44500		-684885.57
CL	G3C	OS-SAL	AUD	26/10/2004	-160221		-2320106.4	
CL	G3C	OS-SAL	AUD	02/11/2004	-36582		-546313.09	
CL	G3C	OS-SAL	AUD	03/11/2004	-15588		-237513.43	
CL	G3C	OS-SAL	AUD	08/11/2004	-46615		-713637.45	
CL	G3C	OS-SAL	AUD	23/11/2004	-6856		-104272.9	
CL	G3C	OS-SAL	AUD	09/12/2004	-13623		-215897.3	
CL	G3C	OS-PUR	AUD	11/01/2005	52614		902603.2	
CL	G3C	OS-PUR	AUD	12/01/2005	28632		491466	
						-198239		-2743671.37
CL	M1C	OS-SAL	AUD	01/11/2004	-8400		-125498.52	
						-8400		-125498.52
CL	M3C	OS-SAL	AUD	26/10/2004	-16000		-232872	
CL	M3C	OS-SAL	AUD	28/01/2005	-50958		-868818.61	
CL	M3C	OS-SAL	AUD	28/01/2005	-14042		-237165.17	
					-	81,000	-	1,338,856
TOTAL					-	332,139	-	4,892,911
CM	EABS01	OS-SAL	AUD	05/11/2004	-1519		-23308.41	
CM	EABS01	OS-SAL	AUD	09/11/2004	-1551		-23952.97	
						-3070		-47261.38
CM	EABS03	OS-PUR	AUD	18/10/2004	2575		39240.3	
CM	EABS03	OS-PUR	AUD	20/10/2004	834		12481.85	
CM	EABS03	OS-PUR	AUD	01/11/2004	4235		63235	
CM	EABS03	OS-PUR	AUD	10/12/2004	10350		164675.4	
CM	EABS03	OS-SAL	AUD	14/12/2004	-6011		-94111.68	
CM	EABS03	OS-PUR	AUD	24/12/2004	2000		32790.41	
CM	EABS03	OS-PUR	AUD	29/12/2004	2000		33064.51	
CM	EABS03	OS-PUR	AUD	15/02/2005	7988		133066.32	
						23971		384442.11
CM	EASS01	OS-PUR	AUD	28/10/2004	32000		478839.89	
CM	EASS01	OS-PUR	AUD	29/10/2004	47000		707258.92	
CM	EASS01	OS-PUR	AUD	04/11/2004	56000		863880.03	
CM	EASS01	OS-PUR	AUD	10/11/2004	20000		310489.59	
CM	EASS01	OS-PUR	AUD	17/11/2004	20000		306064.29	
CM	EASS01	OS-PUR	AUD	25/11/2004	30000		464946.38	
CM	EASS01	OS-PUR	AUD	01/12/2004	24000		376372.39	
CM	EASS01	OS-PUR	AUD	02/12/2004	16000		253256.91	
CM	EASS01	OS-PUR	AUD	20/12/2004	30000		478062.9	
CM	EASS01	OS-PUR	AUD	21/12/2004	20000		321213	
CM	EASS01	OS-PUR	AUD	07/01/2005	50000		846654.01	
CM	EASS01	OS-PUR	AUD	13/01/2005	20000		342224.71	
						365000		5749263.02
CM	EASS03	OS-PUR	AUD	29/11/2004	9400		146734	
CM	EASS03	OS-PUR	AUD	12/01/2005	5800		99876	
CM	EASS03	OS-PUR	AUD	14/01/2005	3200		54747.84	
CM	EASS03	OS-PUR	AUD	17/01/2005	3700		63894.93	
CM	EASS03	OS-PUR	AUD	15/02/2005	1800		29944.12	
						22100		365252.77
CM	EASS04	OS-SAL	AUD	18/10/2004	-56		-849.34	
CM	EASS04	OS-PUR	AUD	19/10/2004	3106		46778.88	
CM	EASS04	OS-PUR	AUD	20/10/2004	16498		247382.16	
CM	EASS04	OS-SAL	AUD	28/10/2004	-16498		-246350.22	
CM	EASS04	OS-SAL	AUD	04/11/2004	-3106		-47653.75	
CM	EASS04	OS-PUR	AUD	22/12/2004	2238		36168.45	
CM	EASS04	OS-SAL	AUD	31/12/2004	-2238		-36761.97	
						-56		-1285.79
CM	EASS05	OS-PUR	AUD	15/11/2004	25800		401653.08	
CM	EASS05	OS-PUR	AUD	16/11/2004	12000		186381.3	
CM	EASS05	OS-SAL	AUD	07/01/2005	-12600		-212251.99	
CM	EASS05	OS-SAL	AUD	04/02/2005	-18000		-307961.18	
CM	EASS05	OS-SAL	AUD	10/02/2005	-17100		-288648	
						-9900		-220826.79
CM	EASS06	OS-SAL	AUD	08/02/2005	-10000		-167463.46	
						-10000		-167463.46
CM	EASS07	OS-PUR	AUD	06/12/2004	8800		140893.16	

						8800		140893.16
CM	EASS09	OS-PUR	AUD	26/11/2004	4350		67755.38	
CM	EASS09	OS-PUR	AUD	10/02/2005	3101		52561.95	
						7451		120317.33
CM	EASS10	OS-PUR	AUD	09/11/2004	17400		269738	
CM	EASS10	OS-PUR	AUD	10/11/2004	2510		38971.39	
CM	EASS10	OS-PUR	AUD	07/12/2004	9500		151901.47	
CM	EASS10	OS-PUR	AUD	08/12/2004	2700		42822.73	
CM	EASS10	OS-PUR	AUD	20/12/2004	11100		177091.97	
CM	EASS10	OS-PUR	AUD	23/12/2004	2300		37224.73	
CM	EASS10	OS-PUR	AUD	23/12/2004	4600		74643.66	
CM	EASS10	OS-PUR	AUD	29/12/2004	4200		69477.05	
CM	EASS10	OS-PUR	AUD	30/12/2004	2300		38331.33	
CM	EASS10	OS-PUR	AUD	31/12/2004	1300		21432.19	
CM	EASS10	OS-PUR	AUD	05/01/2005	1300		21562.29	
CM	EASS10	OS-PUR	AUD	12/01/2005	9100		156118.22	
CM	EASS10	OS-PUR	AUD	19/01/2005	5900		100143.65	
CM	EASS10	OS-PUR	AUD	21/01/2005	5500		93673.27	
CM	EASS10	OS-PUR	AUD	24/01/2005	3530		59882.63	
CM	EASS10	OS-PUR	AUD	25/01/2005	1960		33756.55	
CM	EASS10	OS-SAL	AUD	31/01/2005	-240		-4110.23	
						84960		1382660.9
CM	EASS11	OS-PUR	AUD	19/10/2004	3744		56387.67	
CM	EASS11	OS-SAL	AUD	04/11/2004	-3744		-57442.26	
CM	EASS11	OS-PUR	AUD	22/12/2004	2519		40709.71	
CM	EASS11	OS-SAL	AUD	31/12/2004	-2519		-41377.74	
						0		-1722.62
CM	EASS12	OS-PUR	AUD	02/12/2004	1138		17957.64	
CM	EASS12	OS-PUR	AUD	14/12/2004	1105		17326.4	
CM	EASS12	OS-SAL	AUD	30/12/2004	-1403		-23264.64	
CM	EASS12	OS-SAL	AUD	31/12/2004	-5521		-90630.65	
CM	EASS12	OS-SAL	AUD	28/01/2005	-13414		-228674.06	
CM	EASS12	OS-SAL	AUD	04/02/2005	-6590		-112670.96	
CM	EASS12	OS-SAL	AUD	07/02/2005	-3295		-56286.22	
CM	EASS12	OS-SAL	AUD	07/02/2005	-2949		-50591.82	
CM	EASS12	OS-SAL	AUD	08/02/2005	-7414		-124697.71	
CM	EASS12	OS-SAL	AUD	10/02/2005	-4942		-83394.52	
CM	EASS12	OS-SAL	AUD	10/02/2005	-1662		-28098.54	
CM	EASS12	OS-SAL	AUD	15/02/2005	-2471		-40867.84	
						-47418		-803890.92
CM	EASS13	OS-PUR	AUD	18/10/2004	70000		1062356.73	
CM	EASS13	OS-PUR	AUD	18/10/2004	50000		760330.85	
CM	EASS13	OS-PUR	AUD	19/10/2004	20000		301534.37	
CM	EASS13	OS-PUR	AUD	20/10/2004	149900		2256917.75	
CM	EASS13	OS-PUR	AUD	21/10/2004	8000		121372.07	
CM	EASS13	OS-PUR	AUD	21/10/2004	10500		159564.16	
CM	EASS13	OS-PUR	AUD	22/10/2004	20000		300543.33	
CM	EASS13	OS-PUR	AUD	22/10/2004	5000		76108.32	
CM	EASS13	OS-PUR	AUD	26/10/2004	100000		1455281.27	
CM	EASS13	OS-PUR	AUD	26/10/2004	45000		657214.74	
CM	EASS13	OS-PUR	AUD	27/10/2004	39577		584166.36	
CM	EASS13	OS-PUR	AUD	01/11/2004	20000		298916.35	
CM	EASS13	OS-PUR	AUD	09/11/2004	25000		388064.64	
CM	EASS13	OS-PUR	AUD	11/11/2004	33000		509017.93	
CM	EASS13	OS-PUR	AUD	17/11/2004	41100		631175.91	
CM	EASS13	OS-PUR	AUD	23/11/2004	30000		457739.23	
CM	EASS13	OS-SAL	AUD	12/01/2005	-75700		-1289168.83	
CM	EASS13	OS-SAL	AUD	18/01/2005	-47400		-825059.12	
CM	EASS13	OS-SAL	AUD	21/01/2005	-47700		-805267.96	
CM	EASS13	OS-SAL	AUD	24/01/2005	-19200		-326353.37	
CM	EASS13	OS-SAL	AUD	27/01/2005	-40000		-689872.1	
CM	EASS13	OS-SAL	AUD	28/01/2005	-27500		-467707.36	
CM	EASS13	OS-SAL	AUD	31/01/2005	-45000		-771171.33	
CM	EASS13	OS-SAL	AUD	03/02/2005	-64587		-1095246.6	
CM	EASS13	OS-SAL	AUD	04/02/2005	-80000		-1365388.48	
CM	EASS13	OS-SAL	AUD	07/02/2005	-10900		-186013.54	
CM	EASS13	OS-SAL	AUD	15/02/2005	-30000		-497964.04	
						179090		1701091.28
CM	EASS14	OS-SAL	AUD	29/12/2004	-15000		-246335.87	
CM	EASS14	OS-SAL	AUD	11/02/2005	-4000		-67493.36	

						-19000		-313829.23
CM	EASS15	OS-SAL	AUD	23/11/2004	-1367		-20746.85	
CM	EASS15	OS-PUR	AUD	16/12/2004	512		8143.02	
CM	EASS15	OS-PUR	AUD	16/12/2004	6		95.34	
CM	EASS15	OS-SAL	AUD	11/01/2005	-1612		-27525.75	
CM	EASS15	OS-SAL	AUD	13/01/2005	-5427		-92689.99	
CM	EASS15	OS-SAL	AUD	17/01/2005	-1286		-22266.37	
CM	EASS15	OS-SAL	AUD	18/01/2005	-2310		-39802.7	
CM	EASS15	OS-SAL	AUD	20/01/2005	-3991		-67839.34	
CM	EASS15	OS-PUR	AUD	25/01/2005	513		8815.99	
CM	EASS15	OS-PUR	AUD	01/02/2005	1106		18836.67	
CM	EASS15	OS-PUR	AUD	03/02/2005	1006		17055.61	
CM	EASS15	OS-PUR	AUD	03/02/2005	43		730.14	
CM	EASS15	OS-SAL	AUD	15/02/2005	-4549		-75446.22	
CM	EASS15	OS-SAL	AUD	17/02/2005	-3463		-59182.32	
CM	EASS15	OS-SAL	AUD	17/02/2005	-3000		-51325.97	
						-23819		-403148.74
CM	EASS16	OS-PUR	AUD	14/01/2005	1299		22262.82	
CM	EASS16	OS-PUR	AUD	18/01/2005	593		10159.34	
CM	EASS16	OS-PUR	AUD	19/01/2005	649		11070.7	
CM	EASS16	OS-PUR	AUD	20/01/2005	509		8678.95	
CM	EASS16	OS-SAL	AUD	17/02/2005	-200		-3422.97	
						2850		48748.84
CM	EASS19	OS-PUR	AUD	22/10/2004	3318		50047.24	
CM	EASS19	OS-SAL	AUD	25/10/2004	-26843		-393247.43	
CM	EASS19	OS-SAL	AUD	25/10/2004	-53687		-787581.04	
CM	EASS19	OS-SAL	AUD	26/10/2004	-196208		-2847361.37	
CM	EASS19	OS-SAL	AUD	26/10/2004	-95022		-1379467.17	
CM	EASS19	OS-SAL	AUD	26/10/2004	-15409		-223792.09	
CM	EASS19	OS-PUR	AUD	27/10/2004	1256		18519.82	
CM	EASS19	OS-SAL	AUD	10/11/2004	-40135		-620244.46	
CM	EASS19	OS-SAL	AUD	10/11/2004	-45868		-709784.92	
CM	EASS19	OS-SAL	AUD	10/11/2004	-28667		-443942.56	
CM	EASS19	OS-SAL	AUD	11/11/2004	-17215		-265254.71	
CM	EASS19	OS-SAL	AUD	11/11/2004	-43484		-670016.6	
CM	EASS19	OS-PUR	AUD	10/02/2005	147679		2503310.01	
CM	EASS19	OS-PUR	AUD	11/02/2005	123409		2087582.74	
CM	EASS19	OS-PUR	AUD	14/02/2005	18624		314457.72	
CM	EASS19	OS-PUR	AUD	14/02/2005	22626		382109.01	
CM	EASS19	OS-PUR	AUD	14/02/2005	74494		1261503.48	
CM	EASS19	OS-PUR	AUD	15/02/2005	2560		42481.4	
CM	EASS19	OS-PUR	AUD	15/02/2005	37245		619534.44	
CM	EASS19	OS-PUR	AUD	15/02/2005	12415		206760.29	
CM	EASS19	OS-PUR	AUD	16/02/2005	24586		412659.72	
CM	EASS19	OS-PUR	AUD	17/02/2005	2443		41821.77	
CM	EASS19	OS-PUR	AUD	17/02/2005	80129		1375707.26	
CM	EASS19	OS-PUR	AUD	18/02/2005	44214		753249.74	
						32460		1729052.29
CM	EPSS01	OS-SAL	AUD	18/10/2004	-27000		-407672.56	
CM	EPSS01	OS-SAL	AUD	18/10/2004	-20000		-301993.64	
CM	EPSS01	OS-SAL	AUD	19/10/2004	-35000		-526878.68	
CM	EPSS01	OS-PUR	AUD	01/11/2004	25000		373346.3	
CM	EPSS01	OS-PUR	AUD	04/11/2004	25000		383932.96	
CM	EPSS01	OS-PUR	AUD	19/11/2004	70000		1086712.2	
CM	EPSS01	OS-PUR	AUD	22/11/2004	45000		689713.01	
CM	EPSS01	OS-PUR	AUD	23/11/2004	30000		457316.58	
CM	EPSS01	OS-SAL	AUD	03/12/2004	-8000		-126557.62	
CM	EPSS01	OS-PUR	AUD	15/12/2004	100000		1583198.92	
CM	EPSS01	OS-PUR	AUD	21/12/2004	25000		401288.46	
CM	EPSS01	OS-PUR	AUD	04/01/2005	20000		330163.45	
CM	EPSS01	OS-PUR	AUD	05/01/2005	24000		399413.92	
CM	EPSS01	OS-PUR	AUD	06/01/2005	15000		249841.13	
CM	EPSS01	OS-PUR	AUD	20/01/2005	45000		763862.71	
CM	EPSS01	OS-PUR	AUD	27/01/2005	15000		260517.47	
CM	EPSS01	OS-PUR	AUD	28/01/2005	40000		682275.8	
CM	EPSS01	OS-PUR	AUD	02/02/2005	39583		670125.74	
CM	EPSS01	OS-PUR	AUD	03/02/2005	55417		937195.57	
CM	EPSS01	OS-PUR	AUD	07/02/2005	56928		975452.99	
CM	EPSS01	OS-PUR	AUD	07/02/2005	43072		744234.58	
CM	EPSS01	OS-PUR	AUD	16/02/2005	40303		672420.59	

CM	EPSS01	OS-PUR	AUD	16/02/2005	79697		1337006.48	
CM	EPSS01	OS-SAL	AUD	18/02/2005	-69150		-1172105	
						634850		10462811.36
CM	EPSS02	OS-SAL	AUD	22/10/2004	-10900		-163741.01	
CM	EPSS02	OS-PUR	AUD	09/12/2004	60414		960211.95	
CM	EPSS02	OS-PUR	AUD	20/12/2004	7900		125323.87	
CM	EPSS02	OS-PUR	AUD	31/01/2005	27500		474535.15	
						84914		1396329.96
CM	EPSS03	OS-SAL	AUD	19/10/2004	-14000		-210903.6	
CM	EPSS03	OS-PUR	AUD	26/10/2004	11165		162729.02	
CM	EPSS03	OS-PUR	AUD	26/10/2004	11835		172494.23	
CM	EPSS03	OS-SAL	AUD	17/11/2004	-30000		-459128.91	
CM	EPSS03	OS-SAL	AUD	25/11/2004	-6500		-100322.06	
CM	EPSS03	OS-PUR	AUD	29/11/2004	7000		109522.14	
CM	EPSS03	OS-PUR	AUD	03/12/2004	15000		236942.62	
CM	EPSS03	OS-PUR	AUD	14/12/2004	14000		219128.29	
CM	EPSS03	OS-PUR	AUD	17/12/2004	21000		334242.25	
CM	EPSS03	OS-SAL	AUD	25/01/2005	-6000		-102914.41	
						23500		361789.57
CM	EPSS04	OS-PUR	AUD	19/10/2004	1000		15146.43	
CM	EPSS04	OS-SAL	AUD	29/11/2004	-2000		-31266.4	
CM	EPSS04	OS-SAL	AUD	05/01/2005	-90000		-1494900	
						-91000		-1511019.97
CM	EPSS05	OS-SAL	AUD	22/10/2004	-2350		-35107.38	
CM	EPSS05	OS-SAL	AUD	22/10/2004	-3800		-56770.9	
CM	EPSS05	OS-SAL	AUD	22/10/2004	-1150		-17340.88	
CM	EPSS05	OS-SAL	AUD	22/10/2004	-900		-13589.09	
CM	EPSS05	OS-SAL	AUD	22/10/2004	-1800		-27106.32	
CM	EPSS05	OS-SAL	AUD	28/10/2004	-5000		-74696.56	
CM	EPSS05	OS-SAL	AUD	16/11/2004	-5000		-76991.84	
CM	EPSS05	OS-SAL	AUD	07/01/2005	-37000		-624018.14	
CM	EPSS05	OS-PUR	AUD	12/01/2005	4000		68916.99	
CM	EPSS05	OS-PUR	AUD	18/01/2005	10000		174657.31	
CM	EPSS05	OS-PUR	AUD	21/01/2005	1150		19448	
CM	EPSS05	OS-PUR	AUD	09/02/2005	5000		85612.65	
CM	EPSS05	OS-SAL	AUD	18/02/2005	-3000		-51075.08	
						-39850		-628061.24
CM	EPSS06	OS-PUR	AUD	01/11/2004	5000		74669.25	
CM	EPSS06	OS-PUR	AUD	04/11/2004	14000		215002.46	
CM	EPSS06	OS-PUR	AUD	10/11/2004	25000		387793.35	
CM	EPSS06	OS-PUR	AUD	16/11/2004	15013		232949.87	
CM	EPSS06	OS-PUR	AUD	17/11/2004	14987		229633.01	
CM	EPSS06	OS-PUR	AUD	23/11/2004	27000		411584.93	
CM	EPSS06	OS-PUR	AUD	02/12/2004	20000		315445.34	
CM	EPSS06	OS-PUR	AUD	15/12/2004	40000		633279.57	
CM	EPSS06	OS-PUR	AUD	21/12/2004	25000		401288.46	
CM	EPSS06	OS-PUR	AUD	31/12/2004	8000		132047.75	
CM	EPSS06	OS-PUR	AUD	04/01/2005	7000		115557.2	
CM	EPSS06	OS-PUR	AUD	05/01/2005	9000		149780.22	
CM	EPSS06	OS-PUR	AUD	06/01/2005	6000		99936.45	
CM	EPSS06	OS-PUR	AUD	07/01/2005	8000		135336.87	
CM	EPSS06	OS-PUR	AUD	13/01/2005	29000		496811.98	
CM	EPSS06	OS-PUR	AUD	27/01/2005	16000		277885.29	
CM	EPSS06	OS-PUR	AUD	28/01/2005	10000		170568.95	
CM	EPSS06	OS-PUR	AUD	01/02/2005	13000		221342.32	
CM	EPSS06	OS-PUR	AUD	02/02/2005	12500		211620.44	
CM	EPSS06	OS-PUR	AUD	03/02/2005	17500		295954.72	
CM	EPSS06	OS-PUR	AUD	07/02/2005	11385		195080.31	
CM	EPSS06	OS-PUR	AUD	07/02/2005	8615		148857.29	
CM	EPSS06	OS-PUR	AUD	16/02/2005	21831		364231.29	
CM	EPSS06	OS-PUR	AUD	16/02/2005	43169		724208.35	
CM	EPSS06	OS-SAL	AUD	18/02/2005	-24406		-413686.11	
						382594		6227179.56
CM	EPSS08	OS-SAL	AUD	04/11/2004	-5000		-76613.69	
CM	EPSS08	OS-SAL	AUD	26/11/2004	-15000		-230887.83	
CM	EPSS08	OS-PUR	AUD	05/01/2005	6000		99545.16	
CM	EPSS08	OS-PUR	AUD	11/01/2005	8000		137460.6	
CM	EPSS08	OS-PUR	AUD	14/01/2005	5000		85137.18	
CM	EPSS08	OS-PUR	AUD	19/01/2005	5000		85600	
CM	EPSS08	OS-PUR	AUD	20/01/2005	5000		85294.98	

CM	EPSS08	OS-PUR	AUD	21/01/2005	5000		84840.08	
CM	EPSS08	OS-PUR	AUD	27/01/2005	5000		86889.87	
CM	EPSS08	OS-PUR	AUD	01/02/2005	8600		146005.51	
CM	EPSS08	OS-PUR	AUD	07/02/2005	4500		77118.96	
CM	EPSS08	OS-PUR	AUD	11/02/2005	5000		84534.15	
CM	EPSS08	OS-PUR	AUD	18/02/2005	5000		84900	
						42,100		749,825
TOTAL						1,650,527		26,721,147
CP	AMPEQ	OS-SAL	AUD	25/10/2004	-67355		-987581.32	
CP	AMPEQ	OS-SAL	AUD	26/10/2004	-122050		-1771203.9	
						-189405		-2758785.22
CP	ASBAE	OS-SAL	AUD	25/10/2004	-2033		-29810.39	
CP	ASBAE	OS-SAL	AUD	26/10/2004	-3684		-53465.99	
						-5717		-83276.38
CP	CEQU	OS-SAL	AUD	25/10/2004	-20740		-304096.75	
CP	CEQU	OS-SAL	AUD	26/10/2004	-37582		-545394.39	
						-58322		-849491.14
CP	CFSHK	OS-SAL	AUD	28/10/2004	-2042		-30449.54	
CP	CFSHK	OS-SAL	AUD	03/11/2004	-808		-12345.76	
CP	CFSHK	OS-PUR	AUD	11/01/2005	14279		244940.65	
CP	CFSHK	OS-PUR	AUD	13/01/2005	5685		97251.4	
CP	CFSHK	OS-PUR	AUD	18/01/2005	556		9533.33	
CP	CFSHK	OS-PUR	AUD	21/01/2005	1153		19568.9	
CP	CFSHK	OS-SAL	AUD	18/02/2005	-6730		-114162.05	
						12093		214336.93
CP	MACEQ	OS-SAL	AUD	25/10/2004	-4876		-71498.01	
CP	MACEQ	OS-SAL	AUD	26/10/2004	-8836		-128237.1	
						-13712		-199735.11
CP	MACLP	OS-SAL	AUD	14/01/2005	-50000		-857000	
						-50000		-857000
CP	MACSN	OS-SAL	AUD	26/10/2004	-19366		-280457.15	
CP	MACSN	OS-SAL	AUD	03/11/2004	-2473		-37684.26	
CP	MACSN	OS-SAL	AUD	08/11/2004	-9035		-138330.59	
CP	MACSN	OS-SAL	AUD	10/11/2004	-3250		-50178.29	
CP	MACSN	OS-PUR	AUD	23/11/2004	331		5046.95	
CP	MACSN	OS-PUR	AUD	23/11/2004	1372		20866.75	
CP	MACSN	OS-PUR	AUD	09/12/2004	91		1442.83	
CP	MACSN	OS-PUR	AUD	09/12/2004	732		11600.74	
CP	MACSN	OS-PUR	AUD	07/01/2005	4629		78423.01	
CP	MACSN	OS-PUR	AUD	11/01/2005	109		1869.77	
CP	MACSN	OS-PUR	AUD	12/01/2005	4849		83226.47	
CP	MACSN	OS-PUR	AUD	13/01/2005	1258		21594.63	
CP	MACSN	OS-PUR	AUD	10/02/2005	2601		44189.21	
						-18152		-238389.93
CP	NOME	OS-SAL	AUD	21/10/2004	-3825		-57868.45	
CP	NOME	OS-SAL	AUD	25/10/2004	-2040		-29873.35	
CP	NOME	OS-SAL	AUD	28/10/2004	-4334		-64730.32	
CP	NOME	OS-SAL	AUD	29/10/2004	-2587		-38846.04	
CP	NOME	OS-SAL	AUD	01/11/2004	-4283		-63645.63	
CP	NOME	OS-SAL	AUD	09/11/2004	-3511		-54130	
CP	NOME	OS-SAL	AUD	11/11/2004	-4139		-63663.41	
CP	NOME	OS-SAL	AUD	12/11/2004	-5627		-86834.87	
CP	NOME	OS-SAL	AUD	15/11/2004	-6829		-105710.21	
CP	NOME	OS-SAL	AUD	22/11/2004	-6338		-97138.02	
CP	NOME	OS-SAL	AUD	03/12/2004	-6616		-104501.79	
CP	NOME	OS-SAL	AUD	06/12/2004	-8241		-131175.35	
CP	NOME	OS-SAL	AUD	08/12/2004	-2091		-32859.67	
CP	NOME	OS-SAL	AUD	09/12/2004	-5331		-84217.58	
CP	NOME	OS-PUR	AUD	10/12/2004	3085		49108.25	
CP	NOME	OS-PUR	AUD	13/12/2004	3061		47927.14	
CP	NOME	OS-SAL	AUD	17/12/2004	-4075		-64725.23	
CP	NOME	OS-SAL	AUD	04/01/2005	-1449		-23998.9	
CP	NOME	OS-SAL	AUD	06/01/2005	-4872		-81900.61	
CP	NOME	OS-SAL	AUD	14/01/2005	-2594		-44269.02	
CP	NOME	OS-SAL	AUD	28/01/2005	-2639		-44778.74	
CP	NOME	OS-SAL	AUD	02/02/2005	-3571		-60146.31	

CP	NOME	OS-SAL	AUD	17/02/2005	-8942		-153095	
						-87788		-1391071.11
CP	OSFEQ	OS-SAL	AUD	01/11/2004	-45240		-672838.8	
CP	OSFEQ	OS-SAL	AUD	05/11/2004	-841847		-12964443.8	
CP	OSFEQ	OS-SAL	AUD	08/11/2004	-24227		-371175.55	
CP	OSFEQ	OS-SAL	AUD	08/11/2004	-71637		-1096703.77	
CP	OSFEQ	OS-PUR	AUD	23/11/2004	2766		42178.49	
CP	OSFEQ	OS-PUR	AUD	23/11/2004	11470		174447.23	
CP	OSFEQ	OS-PUR	AUD	09/12/2004	748		11860.79	
CP	OSFEQ	OS-PUR	AUD	09/12/2004	6038		95690.22	
CP	OSFEQ	OS-PUR	AUD	30/12/2004	48672		811874.62	
CP	OSFEQ	OS-PUR	AUD	12/01/2005	30774		528233.25	
CP	OSFEQ	OS-PUR	AUD	13/01/2005	4467		76685.55	
CP	OSFEQ	OS-PUR	AUD	28/01/2005	8079		139033.57	
CP	OSFEQ	OS-PUR	AUD	28/01/2005	9687		165160.44	
CP	OSFEQ	OS-PUR	AUD	10/02/2005	15809		268604.17	
						-844441		-12791393.59
CP	UTIND	OS-PUR	AUD	01/11/2004	8400		125488.52	
CP	UTIND	OS-PUR	AUD	24/11/2004	1000		15470.85	
CP	UTIND	OS-PUR	AUD	14/12/2004	6200		97225.66	
CP	UTIND	OS-PUR	AUD	17/12/2004	6700		106729.73	
CP	UTIND	OS-PUR	AUD	21/01/2005	2100		35534.31	
CP	UTIND	OS-PUR	AUD	04/02/2005	8100		138633.12	
						32500		519092.19
CP	WDEQ	OS-SAL	AUD	21/01/2005	-2100		-35534.31	
CP	WEQC	OS-SAL	AUD	26/10/2004	-87509		-1267188.39	
CP	WEQC	OS-SAL	AUD	02/11/2004	-17254		-257670.06	
CP	WEQC	OS-SAL	AUD	08/11/2004	-34683		-530968.31	
CP	WEQC	OS-SAL	AUD	10/11/2004	-9571		-147758.21	
CP	WEQC	OS-PUR	AUD	23/11/2004	3068		46661.21	
CP	WEQC	OS-PUR	AUD	09/12/2004	1497		23737.45	
CP	WEQC	OS-PUR	AUD	09/12/2004	12074		191348.75	
CP	WEQC	OS-PUR	AUD	22/12/2004	11394		183918.54	
CP	WEQC	OS-PUR	AUD	30/12/2004	32829		547605.04	
CP	WEQC	OS-PUR	AUD	07/01/2005	15134		256414.45	
CP	WEQC	OS-PUR	AUD	11/01/2005	10368		177865.02	
CP	WEQC	OS-PUR	AUD	12/01/2005	17416		298944.25	
CP	WEQC	OS-PUR	AUD	13/01/2005	6426		110315.96	
CP	WEQC	OS-PUR	AUD	28/01/2005	34421		592359.81	
CP	WEQC	OS-PUR	AUD	28/01/2005	41271		703658.17	
CP	WEQC	OS-PUR	AUD	10/02/2005	4686		79617.88	
						39467		973327.25
CP	WEQI	OS-SAL	AUD	19/10/2004	-3500		-52765.3	
CP	WEQI	OS-SAL	AUD	19/10/2004	-29500		-445393.95	
CP	WEQI	OS-SAL	AUD	27/01/2005	-64400		-1121371.44	
CP	WEQI	OS-SAL	AUD	08/02/2005	-143455		-2424389.5	
						-240855		-4043920.19
CP	WEQL	OS-SAL	AUD	28/10/2004	-29088		-433711.29	
CP	WEQL	OS-SAL	AUD	03/11/2004	-10418		-159176.86	
CP	WEQL	OS-PUR	AUD	11/01/2005	181644		3116137.41	
CP	WEQL	OS-PUR	AUD	13/01/2005	36990		632822.92	
CP	WEQL	OS-PUR	AUD	21/01/2005	10338		175471.35	
CP	WEQL	OS-SAL	AUD	18/02/2005	-30265		-513351.34	
						159201		2818192.19
CP	WEQU	OS-SAL	AUD	25/10/2004	-237540		-3482890.17	
CP	WEQU	OS-SAL	AUD	26/10/2004	-430430		-6246450.6	
						-667970		-9729340.77
CP	WGRS	OS-SAL	AUD	29/10/2004	-150000		-2249740.23	
CP	WGRS	OS-SAL	AUD	03/11/2004	-155000		-2367448.33	
CP	WGRS	OS-SAL	AUD	11/11/2004	-75000		-1151097.73	
CP	WGRS	OS-SAL	AUD	16/11/2004	-320000		-4942502.3	
CP	WGRS	OS-SAL	AUD	31/01/2005	-486000		-8325321.35	
CP	WGRS	OS-SAL	AUD	04/02/2005	-470000		-8033797.51	
						-1656000		-27069907.45
CP	WISH	OS-SAL	AUD	18/10/2004	-100000		-1509073.07	
CP	WISH	OS-SAL	AUD	25/10/2004	-142456		-2088737.06	
CP	WISH	OS-SAL	AUD	26/10/2004	-258134		-3746070.85	
						-500590		-7343880.98
CP	WPRI	OS-PUR	AUD	19/10/2004	12000		180664.99	
CP	WPRI	OS-PUR	AUD	28/10/2004	5400		80866.8	

CP	WPRI	OS-PUR	AUD	03/11/2004	9000		137660.96	
CP	WPRI	OS-PUR	AUD	05/11/2004	9000		138560.98	
CP	WPRI	OS-SAL	AUD	12/11/2004	-39900		-616050.33	
CP	WPRI	OS-SAL	AUD	16/11/2004	-55456		-857656.52	
CP	WPRI	OS-PUR	AUD	18/11/2004	26500		411502.61	
CP	WPRI	OS-SAL	AUD	07/12/2004	-628000		-10016600	
CP	WPRI	OS-PUR	AUD	20/12/2004	6100		97386.79	
CP	WPRI	OS-SAL	AUD	21/12/2004	-42000		-672658.02	
CP	WPRI	OS-PUR	AUD	24/12/2004	50000		816385.94	
CP	WPRI	OS-PUR	AUD	29/12/2004	37000		610673.9	
CP	WPRI	OS-PUR	AUD	31/12/2004	17300		284672.35	
CP	WPRI	OS-PUR	AUD	04/01/2005	25000		415810.77	
CP	WPRI	OS-PUR	AUD	05/01/2005	9300		154751.42	
CP	WPRI	OS-PUR	AUD	06/01/2005	23000		388787.6	
CP	WPRI	OS-PUR	AUD	12/01/2005	13400		230820.86	
CP	WPRI	OS-PUR	AUD	13/01/2005	10800		184328.74	
CP	WPRI	OS-PUR	AUD	17/01/2005	2000		34713.15	
CP	WPRI	OS-PUR	AUD	18/01/2005	5000		85387.43	
CP	WPRI	OS-PUR	AUD	19/01/2005	9000		153246.92	
CP	WPRI	OS-PUR	AUD	20/01/2005	8000		135909.56	
CP	WPRI	OS-PUR	AUD	27/01/2005	7900		137022.02	
CP	WPRI	OS-SAL	AUD	01/02/2005	-49300		-836556.39	
CP	WPRI	OS-PUR	AUD	02/02/2005	23000		387977.17	
CP	WPRI	OS-PUR	AUD	03/02/2005	18900		317580.59	
CP	WPRI	OS-PUR	AUD	07/02/2005	21000		361568.13	
CP	WPRI	OS-SAL	AUD	08/02/2005	-262595		-4437855.5	
CP	WPRI	OS-PUR	AUD	11/02/2005	5500		93191.73	
CP	WPRI	OS-PUR	AUD	14/02/2005	4200		70924.94	
CP	WPRI	OS-PUR	AUD	16/02/2005	27300		457872.14	
						-691651		-11069108.27
CP	WPRS	OS-PUR	AUD	10/12/2004	154874		2462145.91	
CP	WPRS	OS-PUR	AUD	10/12/2004	335536		5334599.21	
CP	WPRS	OS-PUR	AUD	13/12/2004	126803		2005323.57	
CP	WPRS	OS-PUR	AUD	14/12/2004	41622		650819.68	
CP	WPRS	OS-PUR	AUD	14/12/2004	967960		15195155.86	
CP	WPRS	OS-PUR	AUD	17/12/2004	12845		205184.35	
CP	WPRS	OS-PUR	AUD	21/12/2004	200000		3209840	
CP	WPRS	OS-PUR	AUD	22/12/2004	491122		7899141.95	
CP	WPRS	OS-PUR	AUD	23/12/2004	144360		2320711.27	
CP	WPRS	OS-PUR	AUD	13/01/2005	494233		8440686.6	
CP	WPRS	OS-PUR	AUD	24/01/2005	70000		1188540.56	
CP	WPRS	OS-PUR	AUD	25/01/2005	50000		847598.37	
CP	WPRS	OS-PUR	AUD	28/01/2005	371582		6343772.94	
CP	WPRS	OS-PUR	AUD	28/01/2005	65000		1105137.88	
CP	WPRS	OS-PUR	AUD	31/01/2005	10000		170923.98	
						3535937		57379582.13
CP	WSEQ	OS-SAL	AUD	08/11/2004	-22000		-337203.3	
CP	WSEQ	OS-SAL	AUD	15/11/2004	-46000		-712778.81	
CP	WSEQ	OS-SAL	AUD	10/01/2005	-10000		-169564.38	
CP	WSEQ	OS-SAL	AUD	31/01/2005	-62000		-1062078.03	
CP	WSEQ	OS-SAL	AUD	04/02/2005	-56000		-957218.43	
						- 196,000		- 3,238,843
TOTAL						- 1,441,405		- 19,759,612
MD	452GRS	OS-PUR	AUD	18/10/2004	30000		455295.74	
MD	452GRS	OS-PUR	AUD	18/10/2004	20000		304132.34	
MD	452GRS	OS-PUR	AUD	19/10/2004	10000		150767.19	
MD	452GRS	OS-PUR	AUD	20/10/2004	30700		462223.98	
MD	452GRS	OS-PUR	AUD	21/10/2004	15000		227572.64	
MD	452GRS	OS-PUR	AUD	22/10/2004	20000		300543.33	
MD	452GRS	OS-PUR	AUD	26/10/2004	40000		584190.88	
MD	452GRS	OS-PUR	AUD	27/10/2004	10000		147602.49	
MD	452GRS	OS-PUR	AUD	10/11/2004	20000		310227.02	
MD	452GRS	OS-PUR	AUD	11/11/2004	7000		107973.5	
MD	452GRS	OS-PUR	AUD	12/11/2004	20000		309147.71	
MD	452GRS	OS-PUR	AUD	17/11/2004	8900		136678	
MD	452GRS	OS-SAL	AUD	03/12/2004	-10000		-157713.54	

MD	452GRS	OS-SAL	AUD	12/01/2005	-15600		-265667.55	
MD	452GRS	OS-SAL	AUD	13/01/2005	-5000		-86040.11	
MD	452GRS	OS-SAL	AUD	13/01/2005	-6300		-108340.82	
MD	452GRS	OS-SAL	AUD	18/01/2005	-9800		-170581.85	
MD	452GRS	OS-SAL	AUD	20/01/2005	-25200		-426077.77	
MD	452GRS	OS-SAL	AUD	21/01/2005	-9800		-165442.89	
MD	452GRS	OS-SAL	AUD	24/01/2005	-3900		-66290.52	
MD	452GRS	OS-SAL	AUD	27/01/2005	-10000		-172468.03	
MD	452GRS	OS-SAL	AUD	28/01/2005	-5800		-98643.74	
MD	452GRS	OS-SAL	AUD	31/01/2005	-9500		-162802.83	
MD	452GRS	OS-SAL	AUD	03/02/2005	-13500		-228928.87	
MD	452GRS	OS-SAL	AUD	15/02/2005	-7000		-116191.61	
						100200		1271164.69
MD	452ARF	TAKEON BAL	AUD	18/02/2005	436400	-		
MD	452AST	TAKEON BAL	AUD	18/02/2005	61700	-		
MD	452CEN	TAKEON BAL	AUD	18/02/2005	168700	-		
MD	452CSF	TAKEON BAL	AUD	18/02/2005	73600	-		
MD	452EMT	TAKEON BAL	AUD	18/02/2005	310201	-		
MD	452FRS	TAKEON BAL	AUD	18/02/2005	29500	-		
MD	452HST	TAKEON BAL	AUD	18/02/2005	165100	-		
MD	452INT	TAKEON BAL	AUD	18/02/2005	560600	-		
MD	452MMF	TAKEON BAL	AUD	18/02/2005	39600	-		
MD	452WEF	TAKEON BAL	AUD	18/02/2005	88400	-		
						1,933,801		-
TOTAL						2,034,001		1,271,165
	OSFT	OS-PUR	AUD	20/10/2004	2306		34857.45	
	OSFT	OS-PUR	AUD	27/10/2004	3962		57856.92	
	OSFT	OS-PUR	AUD	28/10/2004	332		4893.68	
	OSFT	OS-PUR	AUD	28/10/2004	2036		30036.66	
	OSFT	OS-SAL	AUD	05/11/2004	-213		-3261.03	
	OSFT	OS-SAL	AUD	05/11/2004	-1695		-25982.15	
	OSFT	OS-PUR	AUD	08/11/2004	841847		12964443.8	
	OSFT	OS-SAL	AUD	09/11/2004	-44000		-675490.88	
	OSFT	OS-PUR	AUD	10/11/2004	87372		1348739.62	
	OSFT	OS-SAL	AUD	24/11/2004	-39692		-602311.9	
	OSFT	OS-SAL	AUD	24/11/2004	-7700		-117062.78	
	OSFT	OS-PUR	AUD	17/12/2004	87		1382.43	
	OSFT	OS-PUR	AUD	17/12/2004	6566		104443.51	
	OSFT	OS-PUR	AUD	22/12/2004	3320		53286	
	OSFT	OS-PUR	AUD	22/12/2004	4586		73575.57	
	OSFT	OS-SAL	AUD	30/12/2004	-11879		-195275.97	
	OSFT	OS-SAL	AUD	12/01/2005	-39237		-520455.77	
	OSFT	OS-SAL	AUD	14/01/2005	-55662		-950531.52	
	OSFT	OS-SAL	AUD	18/01/2005	-32404		-560972.54	
	OSFT	OS-SAL	AUD	19/01/2005	-53762		-926212.53	
	OSFT	OS-SAL	AUD	20/01/2005	-40980		-696178.21	
	OSFT	OS-SAL	AUD	21/01/2005	-23868		-405649.24	
	OSFT	OS-SAL	AUD	27/01/2005	-6200		-106862.7	
	OSFT	OS-SAL	AUD	27/01/2005	-101678		-1741739.85	
	OSFT	OS-SAL	AUD	28/01/2005	-1500		-25965	
	OSFT	OS-PUR	AUD	28/01/2005	4097		70911.26	
	OSFT	OS-SAL	AUD	31/01/2005	-4400		-74541.92	
	OSFT	OS-PUR	AUD	02/02/2005	6640		113105.04	
	OSFT	OS-PUR	AUD	03/02/2005	1227		20601.33	
	OSFT	OS-PUR	AUD	03/02/2005	19937		336793.4	
	OSFT	OS-PUR	AUD	04/02/2005	214		3633.72	
	OSFT	OS-PUR	AUD	04/02/2005	4921		83442.55	
	OSFT	OS-PUR	AUD	07/02/2005	82200		1413771.61	
						606,780		9,087,281
TOTAL						606,780		9,087,281
	AIL*356191	OS-PUR	AUD	22/10/2004	2000		30340	
	AIL*356191	OS-PUR	AUD	27/10/2004	1000		14860	
	AIL*356191	OS-SAL	AUD	24/11/2004	-980		-15043	

AIL*356191	OS-PUR	AUD	08/12/2004	1622		25708.7	
AIL*356191	OS-PUR	AUD	22/12/2004	1639		26207.61	
AIL*356191	OS-SAL	AUD	13/01/2005	-295		-5041.55	
AIL*356191	OS-SAL	AUD	18/01/2005	-1050		-17913	
AIL*356191	OS-PUR	AUD	03/02/2005	1000		16860	
					4936		75978.76
AIL*6702388	OS-PUR	AUD	17/11/2004	208		3228.16	
AIL*6702388	OS-PUR	AUD	18/11/2004	764		11666.28	
					972		14894.44
AIL*6704387	TAKEON BAL	AUD	21/12/2004	169736			
AIL*6704387	OS-PUR	AUD	22/12/2004	250		4025	
AIL*6704387	OS-SAL	AUD	24/12/2004	-805		-13145.65	
					169,181		9,121
TOTAL					175,089		81,753
GRAND TOTAL					2,721,306		13,355,965

The Colonial Mutual Life Assurance Society Limited

22 February 2005

Farnworth House Pty Ltd
(as trustee of the Farnworth Discretionary Trust)
c/- Level 26, Australia Square
264 George Street
Sydney NSW 2000
Attention: Mr Warwick Negus

Drury Lane Investments Pty Limited
(as trustee of the Drury Lane Trust)
c/- Level 26, Australia Square
264 George Street
Sydney NSW 2000
Attention: Mr Peter Morgan

Dear Sirs

Exclusivity Agreement

1 Background

We refer to our recent discussions with Warwick Negus, Peter Morgan and their advisers regarding the acquisition of a minority stake in 452 Capital Pty Limited (the **Company**) by The Colonial Mutual Life Assurance Society Limited or one of its related bodies corporate (**CMLA**) (the **Acquisition**).

Farnworth House Pty Ltd (as trustee of the Farnworth Discretionary Trust and Drury Lane Investments Pty Limited (as trustee of the Drury Lane Trust (each a **Shareholder**) hold ordinary shares in the Company.

In consideration of the continuation of discussions between the parties and, among other things, the mutual promises contained in this letter, the Shareholders agree to the terms of this letter as set out below.

2 Exclusivity period

During the period of 30 days from the date of execution of this letter by the Shareholders, CMLA, the Shareholders and their respective advisers will have discussions with each other in good faith with the view to finalising the Acquisition on mutually acceptable terms (**Exclusivity Period**).

3 No solicitation

During the Exclusivity Period, the Shareholders must:

(a) ensure that they, Peter Morgan, Warwick Negus, their advisers, the Company and their associates, do not, except with the prior written consent of CMLA, directly or indirectly:

(1) solicit, encourage or initiate any negotiations or discussions (including by way of providing information about the Company to any person);

(2) participate in negotiations or discussions whether arising at their initiation or as a result of an unsolicited approach by a third party;

(3) solicit, initiate or permit any party other than CMLA to undertake due diligence investigations on the Company or its business; or

(4) communicate any intention to do any of the things described in (1) to (3) above,

with respect to any expression of interest, offer or proposal by any person other than CMLA in relation to the acquisition of an interest in all or any of the shares in the Company (**Shares**);

(b) ensure that they do not dispose of, or grant or create a relevant interest in, all or any of the Shares held by them, or of part of the rights attaching to the Shares held by them or an interest in a Share held by them, including, but not limited to, by way of sale, transfer, assignment, trust, charge, mortgage or option; and

(c) notify CMLA, and procure the notification by the Company to CMLA, immediately if they, Peter Morgan, Warwick Negus or the Company become aware of any negotiations or discussions, any approach or attempt to initiate any negotiations or discussions, or any request to undertake due diligence investigations in respect of any expression of interest, offer or proposal whether unsolicited or otherwise) of the kind referred to in paragraph (a) above.

4 Confidentiality

The parties to this letter acknowledge that disclosure of it may be required by law or the ASX Listing Rules. Subject to those obligations, the parties agree to keep the subject matter of the letter and the discussions confidential.

5 Governing law

This letter is legally binding and is governed by the laws of New South Wales. It may be terminated by the written agreement of the parties.

Signed by

The Colonial Mutual Life Assurance Society Limited
by:

____
Stuart Grimshaw

We agree to the terms of the letter as set out above.

Signed on 22 February 2005 by
Farnworth House Pty Ltd
(as trustee of the Farnworth Discretionary Trust)
by:

____
Warwick Negus, Director

Signed on 22 February 2005 by
Drury Lane Investments Pty Ltd
(as trustee of the Drury Lane Trust)
by:

____
Peter Morgan, Director

17 February 2005

Westfield

Westfield Group
Level 24, Westfield Towers
100 William Street
Sydney NSW 2011
GPO Box 4004
Sydney NSW 2001
Australia

Telephone 02 9358 7000
Facsimile 02 9358 7077
Internet www.westfield.com

The Manager
Company Announcements Office
Australian Stock Exchange Limited
Level 4, Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam

RE: WESTFIELD GROUP (ASX:WDC)
WESTFIELD ANNOUNCES ACQUISITION OF GPT SHOPPING CENTRES

A media release in relation to the above is attached.

Yours faithfully
WESTFIELD GROUP

Simon Tuxen
Company Secretary

encl.



17 February 2005

WESTFIELD ANNOUNCES ACQUISITION OF GPT SHOPPING CENTRES

The Westfield Group (ASX: WDC) has entered into conditional agreements with General Property Trust (ASX: GPT) for the acquisition of interests in three of GPT's Australian shopping centres.

These agreements have been concluded in connection with the internalisation proposal announced today by GPT. Completion of the transaction is conditional on approval by GPT unitholders of the internalisation proposal at a meeting currently scheduled for May 2005.

"On completion, this transaction will provide the Westfield Group with additional high-quality shopping centres, with good growth prospects," said the Westfield Group's managing director Steven Lowy.

"As a unitholder in GPT, the Westfield Group supports the proposal to internalise the Trust and enter into the joint venture with Babcock & Brown. Our current intention is to vote in favour of the proposal which will be put to GPT unitholders."

The GPT transaction involves the acquisition of:

- A 50% interest in Penrith Plaza, in Sydney's west, for $425.4 million (after acquisition costs). This includes payment for development costs in connection with the centre's current expansion;
- A 50% interest in Woden Plaza, Canberra, for $262.0 million (after acquisition costs); and,
- A 25% interest in Sunshine Plaza, Maroochydore, Queensland, for $155.0 million (after acquisition costs). The acquisition of this interest is subject to pre-emptive rights in favour of Australia Prime Property Fund, the current joint owner of this property;

giving a total acquisition cost of $842.4 million.

Penrith Plaza and Woden Plaza are quality major regional centre assets in established metropolitan markets in Sydney and Canberra. Sunshine Plaza is a quality major regional shopping centre on the rapidly growing Sunshine Coast, north of Brisbane *(see attachment for background on properties)*.

Following settlement, Westfield will manage the Penrith Plaza and Woden Plaza properties.

The transactions will be funded from existing bank facilities. Westfield anticipates the transaction will be accretive in the current financial year.

ENDS



media release

westfield.com
Westfield Holdings Limited ABN 66 001 671 496 **Westfield Management Limited** ABN 41 001 670 579 AFS Licence 230329 as responsible entity for **Westfield Trust** ABN 55 191 750 378 ARSN 090 849 746 **Westfield America Management Limited** ABN 66 072 780 619 AFS Licence 230324 as responsible entity for **Westfield America Trust** ABN 27 374 714 905 ARSN 092 058 449
For further information please contact Matthew Abbott on +61 2 9358 7333





<u>**Background on properties acquired.**</u>

Penrith Plaza

Penrith Plaza is a major regional centre located in Penrith approximately 55km west of Sydney's CBD.

The centre opened in 1971, was extensively redeveloped in 1992 and cinemas added in 1998. The centre now comprises approximately 68,800sqm of gross leaseable area, including a Myer department store, two discount department stores (Big W and Target), two supermarkets (Woolworths and Franklins), a Hoyts cinema complex and 220 specialty stores.

A further $140 million redevelopment of Penrith Plaza started in June 2004 involving an extra three mini-major tenants, 100 specialty tenants and additional parking.

Woden Plaza

Woden Plaza is a major regional centre located in the Woden Town Centre approximately 8km south west of Canberra's CBD.

The centre was extensively redeveloped in 1999 and an eight-screen Hoyts cinema complex added in 2001. The centre now comprises approximately 64,000sqm of gross leasable area including a David Jones department store, a Big W discount department store, a Harvey Norman store, two supermarkets (Woolworths and Coles), two mini-majors (Dick Smith Power House and Rebel), a Hoyts cinema complex and 230 specialty stores.

Sunshine Plaza

Sunshine Plaza is a major regional shopping centre at Maroochydore on Queensland's Sunshine Coast, approximately 100km north of Brisbane.

The plaza has four parts - the main shopping centre, the adjoining Horton Parade property, the Plaza Parade and Maroochydore Superstore complex.

Sunshine Plaza started trading in 1994 and now has 62,000sqm of gross leasable area including a Myer department store, two discount department stores (K-Mart and Target), a Coles supermarket, a Birch Carroll and Coyle cinema complex and approximately 225 specialty stores.

The Maroochydore Superstore complex was built in 1995 and comprises 5,435sqm of bulky good tenancies including Office Works. Plaza Parade was built in 2002 and comprises 4,871sqm of retail in an open-style shopping centre including a Woolworths supermarket and 14 speciality stores.

ENDS

media release

westfield.com
Westfield Holdings Limited ABN 66 001 671 496 **Westfield Management Limited** ABN 41 001 670 579 AFS Licence 230329 as responsible entity for **Westfield Trust** ABN 55 191 750 378 ARSN 090 849 746 **Westfield America Management Limited** ABN 66 072 780 619 AFS Licence 230324 as responsible entity for **Westfield America Trust** ABN 27 374 714 905 ARSN 092 058 449
For further information please contact Matthew Abbott on +61 2 9358 7333



GENERAL PROPERTY TRUST

General Property Trust
Stock Exchange Announcement and Media Release

GPT PROPOSES TO INTERNALISE MANAGEMENT AND CREATE A $1 BILLION JOINT VENTURE WITH BABCOCK & BROWN

The Independent Directors[1] of GPT today announced a proposal to internalise its management and form a $1 billion Joint Venture with Babcock & Brown (**"Joint Venture"**). The Joint Venture will pursue investment and property development opportunities and establish a listed and unlisted funds management business.

The proposal has the unanimous support of GPT's Independent Directors, subject to an independent expert confirming that the transaction is in the best interests of GPT unitholders, and no superior proposal emerging.

The Chairman of the Independent Directors, Peter Joseph, said, the proposal offered GPT unitholders the opportunity to create an independent GPT with improved diversification and significant earnings growth.

"The proposal to restructure GPT will bring together GPT's high quality investment portfolio with Babcock & Brown's proven deal sourcing and structuring skills to create higher returns for investors," Mr Joseph said.

"We believe this proposal will provide what our investors have been asking for – independence, with internalised management able to pursue higher growth and better returns, coupled with the Joint Venture with Babcock & Brown which will provide an immediate positive impact. The package, we believe, speaks for itself and we are enthusiastic in our support," he said.

The Independent Directors continue to recommend against acceptance of the Stockland takeover offer.

We have discussed this proposal with Lend Lease who owns the responsible entity which manages the Trust. Lend Lease respects GPT's decision to put an internalisation proposal to unitholders. Lend Lease has advised us that it remains committed to maintaining a strong relationship between the two organisations in the future and both parties have every intention of maintaining a co-operative and productive working relationship.

KEY BENEFITS OF THE PROPOSAL

Key benefits of the proposal include:

- **Creates an independently managed group** – delivers an independent GPT, eliminates management fees and aligns the interests of investors and management.
- **Builds a platform for growth** – a stapled vehicle having a growth platform in its own right combined with an initial $1 billion strategic Joint Venture with Babcock & Brown. The Joint Venture combines GPT's asset management skills with Babcock & Brown's sourcing and

[1] The GPT Independent Directors comprise Peter Joseph (Chairman), Ken Moss and Malcolm Latham

384148-1

structuring expertise and provides a platform for development of a funds management business.

- **Significant distribution uplift** – GPT's estimated CY2006 distribution will increase by 16.5% should the proposal be implemented.

- **Significant increase in ongoing distribution growth** – 6.6% DPS growth in CY2006 versus 2H2005 annualised.

- **Maintains moderate gearing of 31.3% (December 2004 proforma adjusted) within GPT's target range of 30-40%** – investment in the Joint Venture is backed by stable, income producing property and predominantly funded by GPT's proposed sell-down of interests in three retail assets to Westfield (in the case of Sunshine Plaza, subject to pre-emptive rights).

- **A Control Premium is preserved** – for the potential benefit of GPT investors.

THE PROPOSAL

The key elements of the proposal are described below:

- **Internalisation**
  The internalisation of GPT will create an independent, internally managed property group combining GPT's premium quality investment portfolio with the flexibility to pursue higher earnings growth activities such as an unlisted funds management business and investments with GPT's Joint Venture partner Babcock & Brown.

  The proposed internalisation is expected to deliver annualised cost savings of approximately $20 million.

  The GPT Independent Directors and key members of GPT's executive team have confirmed they will accept employment with the new responsible entity and GPT plans to discuss transitional arrangements with Lend Lease.

- **Joint Venture**
  The 50:50 Joint Venture will initially be capitalised at $1 billion, growing to $1.4 billion within 18 months.

  GPT will initially contribute $900 million comprised of $700 million of 9% cumulative preferred capital and $200 million of ordinary equity. Babcock & Brown will contribute $100 million of ordinary equity.

  Key activities of the Joint Venture will include:

  - investment in offshore property initially focussed on Europe
  - selective investment, active management, development and recycling of capital
  - external funds management – both listed and wholesale.

  The Joint Venture will have exclusive first rights to Babcock & Brown's global real estate pipeline where funded by non-Babcock & Brown Australian capital and property and funds management activities of Babcock & Brown and GPT in Australia[2].

  Assets comprising European retail, residential and commercial to the value of approximately $1.1 billion will seed the Joint Venture. A diverse range of follow-on investments and developments in Europe and Australia to the value of approximately $1.3 billion have also been identified. Further investments are expected to be contributed to the Joint Venture within 18 months. Babcock & Brown has underwritten the delivery of investment opportunities to the Joint Venture that will increase GPT's DPS by 1 cent (2H2005) and 2.75 cents CY2006.

---

[2] Excluding Japan

Each party has a right of veto over proposed investments.

The Joint Venture's Board and Investment Committee will have equal representation from both GPT and Babcock & Brown.

The Joint Venture will initially have consolidated third party non-recourse gearing of 65% with an agreed maximum of 75% and will have dedicated staff and systems and appropriate governance arrangements put in place.

- **Funds Management Business**
  The Joint Venture intends to establish a funds management business with both listed and unlisted products.

  The combination of GPT's Australian asset and fund management expertise with Babcock & Brown's deal sourcing ability and global platform as well as both parties' potential to provide seed assets means the Joint Venture will be well positioned to aggressively pursue such opportunities.

- **Sale of Assets to Westfield**
  Subject to unitholder approval of the internalisation proposal and pre-emptive rights on Sunshine Plaza, Westfield has agreed to acquire 50% interests in Penrith Plaza and Woden Plaza and a 25% interest in Sunshine Plaza. Following settlement, Westfield will manage the Penrith and Woden properties. Westfield has agreed to pay $744 million which represents a weighted average sale yield below 6.0% on passing income and a premium to the independent valuations commissioned in December 2004.

  GPT will use the proceeds from the sales to invest in the Joint Venture with Babcock & Brown which will provide higher yielding investments thereby increasing forecast distributions per GPT security.

FINANCIAL IMPACT

The proposal provides an immediate and significant increase in distributions as well as an increase in distribution growth. The table below summarises the estimated impact of the transaction on GPT's distributions:

	CY04	CY05 Actual	CY06
DPS stand alone (cps)	22.0	22.9	23.6
DPS post internalisation / JV (cps)	n/a	24.4	27.5
% increase (vs stand alone)	n/a	6.5%	16.5%
% growth (year on year)	3.8%	10.9%	12.7%

- DPS growth CY2006 vs 2H2005 annualised = 6.6%
- No material change in NTA - $3.00 vs $3.02
- Pro-forma December 2004 gearing post transaction = 31.3%

MANAGEMENT

GPT's senior executives will continue to manage GPT's portfolio as well as assist in the funds management operations of the Joint Venture. The Joint Venture will be managed by staff from GPT, Babcock & Brown and new employees.

CONDITIONS TO IMPLEMENTATION

- **Independent Expert**

An Independent Expert will be appointed to report on whether the proposal is in the best interests of GPT unitholders. An Explanatory Memorandum and Independent Expert's Report will be sent to investors by late April 2005, with a unitholder meeting to approve the necessary resolutions expected to take place in May 2005.

- **Formal Documentation**
  GPT and Babcock & Brown will now move to develop and finalise all the formal agreements necessary to implement the proposal, including the information to be sent to unitholders to approve the proposal.

GPT's Independent Directors unanimously support the proposal set out in this announcement subject to the Independent Expert confirming it is in the best interests of unitholders and subject to no superior proposal emerging. GPT's Independent Directors recommend unitholders take no action until they receive a copy of the Explanatory Memorandum. If unitholders wish to act, GPT's Independent Directors recommend you consult an investment advisor.

BREAK FEE

GPT has agreed to pay to Babcock & Brown a break fee of up to $15 million in the circumstances detailed in Appendix A, in compensation to Babcock & Brown for keeping available through to the proposed effective date the seed and other identified assets and in compensation for advisory costs, costs of management time, out-of-pocket expenses, including air fares and hotel accommodation, its holding costs in relation to the seed assets for the Joint Venture and reasonable opportunity costs incurred by Babcock & Brown in pursuing the proposal including delaying commitment of finance and taking interest rate risk and, conversely, in not pursuing other alternative acquisitions or strategic initiatives.

OTHER

The GPT Board is comprised of the Independent Directors, Peter Joseph (Chairman), Malcolm Latham, and Ken Moss for the purpose of considering the proposed internalisation and Joint Venture. GPT Director Elizabeth Nosworthy is also a director of Babcock & Brown and stood aside from the GPT Board for the consideration of the proposal.

The GPT Board and management continue to retain independent advisers: Macquarie Bank, as financial adviser; Allens Arthur Robinson as legal adviser and Blake Dawson Waldron as adviser on governance processes for purposes of evaluating the proposals.

For unitholder questions in relation to this announcement please call the GPT Unitholder information line 1800 350 150 (in Australia) and 61 2 9278 9045 (if overseas) between 9:00am and 5:00pm Monday to Friday (excluding public holidays).

ENDS

Enquiries

For further information please contact
Nic Lyons
Chief Executive Officer
General Property Trust
(02) 9237 5816

Martin Debelle /Graham Canning
Cannings
(02) 9252 0622

Appendix A – Break Fee

1. Triggers of break fee of $7.5 million or $15 million

1.1 Subject always to clause 3, GPT will pay either one of the following amounts to Babcock & Brown:

(a) the amount of $7.5 million (exclusive of GST), if any of the triggers detailed in clause 1.2 occurs before 16 March 2005; or

(b) the amount of $15 million (exclusive of GST), if any of the triggers detailed in clause 1.2 occurs on or after 16 March 2005,

in each case less any payment made under clause 2.

1.2 The following are the triggers for the payment of an amount under clause 1.1.

(a) If:

(i) the Babcock & Brown proposal does not receive the necessary approvals of the GPT unitholders at the meeting convened to consider the Babcock & Brown proposal or that meeting is not convened before 30 June 2005 (or is otherwise abandoned or adjourned to a date after 30 June 2005); and

(ii) before that GPT unitholder meeting or 30 June 2005 (whichever is earlier), either a new competing proposal or a variation to an existing competing proposal is made or announced, and within 6 months of that announcement the competing proposal is or becomes either unconditional or is implemented.

(b) If:

(i) subject to paragraph (ii), the GPT Independent Directors fail to unanimously recommend, or withdraw their unanimous recommendation of, the Babcock & Brown proposal, or make a public statement that they no longer support that proposal;

(ii) the break fee shall not be payable in accordance with paragraph (i) if the Independent Expert appointed to consider the Babcock & Brown proposal gives an opinion that it is not in the best interests of GPT and its unitholders, unless that opinion is based on the announcement or making of a competing proposal or the variation of an existing competing proposal.

(c) If the GPT Independent Directors publicly recommend that a competing proposal (including a varied existing competing proposal) is in the interests of GPT and its unitholders.

2. Triggers of cost recoupment of $2.5 million

Subject always to clause 3 and to there having been no payment of an amount pursuant to clause 1.1, GPT must pay to Babcock & Brown the amount of $2.5 million (exclusive of GST) as a contribution towards the costs it has incurred in pursuing and promoting the Babcock & Brown proposal if any of the following occurs:

2.1 The Independent Expert appointed to consider the Babcock & Brown proposal gives an opinion that the Babcock & Brown proposal is not in the best interests of GPT and its unitholders (other than because that opinion is based on the announcement or making of a competing proposal or the variation of an existing competing proposal) and the GPT Independent Directors fail to unanimously recommend, or withdraw their unanimous recommendation of, the Babcock & Brown proposal or make a public statement that they no longer support the Babcock & Brown proposal.

2.2 The Babcock & Brown proposal does not receive the necessary approvals of GPT unitholders at the meeting convened to consider the Babcock & Brown proposal or that

meeting is not convened before 30 June 2005 (or is otherwise abandoned or adjourned to a date after 30 June 2005).

2.3 Babcock & Brown validly terminates the proposal.

2.4 GPT terminates the proposal for a reason other than as described in clause 3.1, below.

2.5 GPT is prevented under clause 3 from making a payment of a break fee under clause 1.1.

3. Prohibitions on payment

3.1 No amount shall be payable under clauses 1 or 2 if GPT terminates the proposal because:

(a) the unitholder documents or formal agreement evidencing the Babcock & Brown proposal are unable to be settled before 30 April 2005; or

(b) before the unitholder documents or formal agreement evidencing the Babcock & Brown proposal are settled, GPT determines that an irresolvable material issue has arisen in respect of one of the assets intended to be acquired by the Joint Venture,

after the procedures for resolving these matters have been exhausted provided that no trigger event under clause 1.2 has then arisen.

3.2 No amount will be payable under clause 1 (and any payment made must be refunded) to the extent that a court, arbitral tribunal or the Takeovers Panel determines that the agreement by GPT to make such payment, or the making of any such payment, to Babcock & Brown:

(a) constituted, or constitutes, or would constitute, a breach of the fiduciary or statutory duties of the GPT board of directors to GPT; or

(b) constituted, or constitutes, or would constitute, unacceptable circumstances within the meaning of the Corporations Act; or

(c) was, or is, or would be, unlawful for any other reason.

17 February 2005

Westfield

Westfield Group
Level 24, Westfield Towers
100 William Street
Sydney NSW 2011
GPO Box 4004
Sydney NSW 2001
Australia

Telephone 02 9358 7000
Facsimile 02 9358 7077
Internet www.westfield.com

The Manager
Company Announcements Office
Australian Stock Exchange Limited
Level 4, Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Sirs

WESTFIELD GROUP (ASX:WDC)
INTRODUCTION OF WESTFIELD GROUP DISTRIBUTION REINVESTMENT PLAN ("DRP")

On 25 January 2005 Westfield Group announced the introduction of a DRP commencing with the distribution for the 6 month period ended 31 December 2004, payable on 28 February 2005.

The terms of the DRP allow the Westfield Group to scale back participation in the DRP on a pro rata basis. We wish to advise that no scale back will apply to the DRP with respect to the distribution for the period ended 31 December 2004.

Yours faithfully
WESTFIELD GROUP

Simon Tuxen
Company Secretary

Australian Securities & Investments Commission



SENDER TO KEEP
BN0520827

RECEIVED

2006 SEP 18 A 11:12

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Form 484
Corporations Act 2001

Change to company details

Sections A, B or C may be lodged independently with this signed cover page to notify ASIC of:

A1 Change of address
A2 Change of name - officeholders or members
A3 Change - ultimate holding company

B1 Cease company officeholder
B2 Appoint company officeholder
B3 Special purpose company

C1 Cancellation of shares
C2 Issue of shares
C3 Change to share structure
C4 Changes to the register of members

If there is insufficient space in any section of the form, you may photocopy the relevant page(s) and submit as part of this lodgement

Company details

Refer to guide for information about corporate key

Company name
Westfield Holdings Limited

ACN/ABN
66 001 671 496

Corporate key
95793579

Lodgement details

Who should ASIC contact if there is a query about this form?

Name
Graeme Blackett

ASIC registered agent number (if applicable)
16234

Telephone number
02 9358 7967

Postal address
GPO Box 4004
Sydney NSW 2001

Total number of pages including this cover sheet [ ]

Please provide an estimate of the time taken to complete this form. [ ] hrs [ ] mins

Signature

This form must be signed by a current officeholder of the company.

I certify that the information in this cover sheet and the attached sections of this form are true and complete.

Name
Simon Julian Tuxen

Capacity
[ ] Director
[X] Company secretary

Signature
[signature]

Date signed
03/02/05
[D D] [M M] [Y Y]

Lodgement

Send completed and signed forms to:
Australian Securities and Investments Commission,
PO Box 4000, Gippsland Mail Centre VIC 3841.

Or lodge the form electronically by visiting the ASIC website
www.asic.gov.au

For help or more information
Telephone 03 5177 3988
Email info.enquiries@asic.gov.au
Web www.asic.gov.au

Section C completion guide

Standard share codes
Refer to the following table for the share class codes for sections C1, C2, C3 and C4

Share class code	Full title	Share class code	Full title
A	A	PRF	preference
B	B ...etc	CUMP	cumulative preference
EMP	employee's	NCP	non-cumulative preference
FOU	founder's	REDP	redeemable preference
LG	life governor's	NRP	non-redeemable preference
MAN	management	CRP	cumulative redeemable preference
ORD	ordinary	NCRP	non-cumulative redeemable preference
RED	redeemable	PARP	participative preference
SPE	special		

If you are using the standard share class codes you do not need to provide the full title for the shares, just the share class code.

If you are not using the standard share class code, enter a code of no more than 4 letters and then show the full title.

Sections to complete
Use the table below to identify the sections of this form to complete (please indicate the sections that have been completed). Completion of this table is optional.

	C1 - Cancellation of shares	C2 - Issue of shares	C3 - Change to share structure table	C4 - Change to members register
Issue of shares				
☐ Proprietary company	Not required	✓	✓	✓
Public company				
☐ if in response to the Annual company statement	Not required	✓	✓	✓
☒ if not in response to the Annual company statement	Not required	✓	Not required	Not required
Cancellation of shares				
☐ Proprietary company	✓	Not required	✓	✓
Public company				
☐ if in response to the Annual company statement	✓	Not required	✓	✓
☐ if not in response to the Annual company statement	✓	Not required	Not required	Not required
Transfer of shares				
☐ Proprietary company	Not required	Not required	Not required	✓
Public company				
☐ if in response to the Annual company statement	Not required	Not required	Not required	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required
Changes to amounts paid				
☐ Proprietary company	Not required	Not required	✓	✓
Public company				
☐ if in response to the Annual company statement	Not required	Not required	✓	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required
Changes to beneficial ownership				
☐ Proprietary company	Not required	Not required	Not required	✓
Public company				
☐ if in response to the Annual company statement	Not required	Not required	Not required	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required

To notify ASIC about a division or conversion of a class of shares, you must lodge a form 211 within 28 days of the change occurring.

To notify ASIC about a conversion of shares into larger or smaller numbers, you must lodge a form 2205B within 28 days of the change occurring.

C1 Cancellation of shares

Reason for cancellation
Please indicate the reason that shares have been cancelled (select one or more boxes)

Redeemable preference shares — **S.254J**

- [ ] Redeemed out of profits
- [ ] Redeemed out of proceeds of a fresh issue of shares

Capital reduction — **S.256A – S.256E**

- [ ] Single shareholder company
- [ ] Multiple shareholder company. A Form 2560 must be lodged before a capital reduction takes place

Share buy-back. — **ss.257H(3)**

- [ ] Minimum holding buy-back by listed company
- [ ] Other buy-back type. A form 280 or 281 must be lodged at least 14 days, and no more than 1 year before the share buy-back can take place

- [ ] Forfeited shares — **S.258D**

Shares returned to a public company — **ss.258E(2) & (3)**

- [ ] Under section 651C, 724(2), 737 or 738
- [ ] Under section 1325A (court order)

- [ ] Other

Description

Give section reference

Details of cancelled shares

List the details of shares cancelled in the following table

Share class code	Number of shares cancelled	Amount paid (cash or otherwise)

Earliest date of change
Please indicate the earliest date that any of the above changes occurred.

[D D] / [M M] / [Y Y]

C2 Issue of shares

List details of new share issues in the following table.

Share class code	Number of shares issued	Amount paid per share	Amount unpaid per share
ORD	170,797	$4.49	nil

Earliest date of change

Please indicate the earliest date that any of the above changes occurred

03/02/05

[D D] [M M] [Y Y]

If shares were issued for other than cash, were some or all of the shares issued under a written contract?

☐ **Yes**

if yes, proprietary companies must also lodge a Form 207Z certifying that all stamp duties have been paid. Public companies must also lodge a Form 207Z and either a Form 208 or a copy of the contract.

☐ **No**

if no, proprietary companies are not required to provide any further documents with this form. Public companies must also lodge a Form 208.

C3 Change to share structure

Where a change to the share structure table has occurred (eg. as a result of the issue or cancellation of shares), please show the updated details for the share classes affected. Details of share classes not affected by the change are not required here.

Share class code	Full title if not standard	Total number of shares (current after changes)	Total amount paid on these shares	Total amount unpaid on these shares

Earliest date of change

Please indicate the earliest date that any of the above changes occurred

[D D] [M M] [Y Y]

☐☐/☐☐/☐☐

Lodgement details

Is this document being lodged to update the Annual Company Statement that was sent to you?

☐ Yes

☒ No

C4 Changes to the register of members

Use this section to notify changes to the register of members for your company (changes to the shareholdings of members):

- If there are 20 members or less in a share class, all changes need to be notified
- If there are more than 20 members in a share class, only changes to the top twenty need be notified (s178B)
- If shares are jointly owned, you must also provide names and addresses of all joint owners on a separate sheet (annexure), clearly indicating the share class and with whom the shares are jointly owned

The changes apply to
Please indicate the name and address of the member whose shareholding has changed

☐ Family name ______ Given names ______

OR

☐ Company name ______

ACN/ARBN/ ABN ______

Office, unit, level, or PO Box number ______

Street number and Street name ______

Suburb/City ______ State/Territory ______

Postcode ______ Country (if not Australia) ______

Earliest date of change
Please indicate the earliest date that any of the following changes occurred.

Date of change
☐☐/☐☐/☐☐
[D D] [M M] [Y Y]

The changes are

Share class code	Shares increased by ... (number)	Shares decreased by ... (number)	Total number now held	*Total $ paid on these shares	*Total $ unpaid on these shares	Fully paid (y/n)	Beneficially held (y/n)	Top 20 member (y/n)

* Public companies are not required to provide these details

Date of entry of member's name in register
(New members only)

Date of entry
☐☐/☐☐/☐☐
[D D] [M M] [Y Y]

C4 Continued... Further changes to the register of members

Use this section to notify changes to the register of members for your company (changes to the shareholdings of members):

- If there are 20 members or less in a share class, all changes need to be notified
- If there are more than 20 members in a share class, only changes to the top twenty need be notified (s178B)
- If shares are jointly owned, you must also provide names and addresses of all joint owners on a separate sheet (annexure), clearly indicating the share class and with whom the shares are jointly owned

The changes apply to
Please indicate the name and address of the member whose shareholding has changed

☐ Family name

Given names

OR

☐ Company name

ACN/ARBN/ ABN

Office, unit, level, or PO Box number

Street number and Street name

Suburb/City

State/Territory

Postcode

Country (if not Australia)

Earliest date of change
Please indicate the earliest date that any of the following changes occurred.

Date of change

[D D] / [M M] / [Y Y]

The changes are

Share class code	Shares increased by ... (number)	Shares decreased by ... (number)	Total number now held	*Total $ paid on these shares	*Total $ unpaid on these shares	Fully paid (y/n)	Beneficially held (y/n)	Top 20 member (y/n)

* Public companies are not required to provide these details

Date of entry of member's name in register
(New members only)

Date of entry

[D D] / [M M] / [Y Y]

Australian Securities & Investments Commission


AUSTRALIAN SECURITIES & INVESTMENTS COMMISSION
021104224

Form 488
Corporations Act 2001

Application to change the review date of a company or registered scheme

Use this form to apply to change the review date of companies or registered schemes.

To change the review dates of multiple companies or schemes please refer to the Guide.

If there is insufficient space in any section of the form, you may photocopy the relevant page(s) and submit as part of this lodgement

Company/scheme details

Company/scheme name

ACN/ARSN/ABN

Lodgement details

Who should ASIC contact if there is a query about this form?

Name
GRAEME BLACKETT

ASIC registered agent number (if applicable)
16234

Telephone number
02 9358 7967

Postal address
GPO BOX 4004
SYDNEY NSW 2001

ASIC
7 FEB 2005

Please provide an estimate of the time taken to complete this form.
hrs mins

1 Make an application

If the application is approved, the change will take effect from the next occurrence of the new review date or the existing review date, whichever is sooner. ASIC will not alter the review date unless the application fee is attached.

Multiple Companies or Schemes
Refer to the Guide when applying to change the review dates of multiple companies or schemes.

New review date requested
30/04
(D D) (M M)

Indicate the reason for your application to change the review date

Tick one box

[X] Companies: To align with or vary from –
a) the review date of your ultimate holding company
b) the review date of another company with a common ultimate holding company

Ultimate holding company name

ACN/ABN

Country of incorporation (if not Australia)

Only required for selection b)

Company to align with or vary from

ACN/ABN

Country of incorporation (if not Australia)

1 Continued ... Make an application

☐ To align with or vary from the review date of another company with a common officeholder

Name of common officeholder

Family name | Given names

Company to align with or vary from

ACN/ABN | Country of incorporation (if not Australia)

☐ Schemes: To align with or vary from –
a) the review date of the responsible entity of your scheme; or
b) the review date of another scheme with a common responsible entity

Responsible entity name | ACN/ABN

Only required for selection b)

Scheme to align with or vary from

ARSN

☒ Exceptional circumstances (please state the reason here)

The ultimate holding company of the Westfield Group, Westfield Holdings Limited, changed its financial year end from 30 June to 31 December, commencing with a shortened financial year ended 31 December 2004. Consequently, pursuant to Section 323D of the Corporations Act, the respective boards of the controlled entities of Westfield Holdings Limited have each similarly resolved to change the year end of these entities from 30 June to 31 December, commencing with the shortened year ended 31 December 2004.

As the previous review date for the companies/schemes set out in Section 2 was 31 October each year, for administrative purposes, given the change in financial year-end by six months, a new review date of 30 April, being six months after the current review date is requested.

2 Multiple companies or schemes

Use this page to provide details of multiple companies or schemes that are applying for a change to review date. Refer to the Guide for further clarification.

	Company/scheme name	ACN/ARSN/ABN	Current review date	New review date requested
1	WESTFIELD DESIGN AND CONSTRUCTION PTY LTD ✓	000267265	31/10/2005	
2	WESTFIELD LTD ✓	000317279	31/10/2005	
3	WESTFIELD SHOPPING CENTRE MANAGEMENT CO P/L ✓	000712710	31/10/2005	
4	WESTFIELD (PARRAMATTA) PTY LTD ✓	000856682	31/10/2005	
5	WESTFIELD DEVELOPMENTS PTY LTD ✓	001134676	31/10/2005	
6	WOODFIELD PTY LTD ✓	001134685	31/10/2005	
7	WESTFIELD NOMINEES PTY LTD ✓	001397860	31/10/2005	
8	WESTFIELD MANAGEMENT LTD ✓	001670579	31/10/2005	
9	WESTFIELD HOLDINGS LTD ✓	001671496	31/10/2005	
10	LYCUS PTY LTD ✓	002253161	31/10/2005	
11	WESTFIELD SERVICES PTY. LIMITED ✓	002861690	31/10/2005	
12	CROISSY PTY LTD ✓	002863523	31/10/2005	
13	WESTFIELD CAPITAL CORPORATION FINANCE P/L ✓	003077816	31/10/2005	
14	NAUTHIZ PTY LTD ✓	003087661	31/10/2005	
15	VARISCITE PTY LTD ✓	003089905	31/10/2005	
16	GAURAL PTY LTD ✓	003101924	31/10/2005	
17	WESTFIELD CAPITAL ASSETS PTY. LIMITED ✓	003146307	31/10/2005	
18	ADURANT PTY LTD ✓	003155628	31/10/2005	
19	WESTFIELD AMERICAN INVESTMENTS PTY LTD ✓	003161475	31/10/2005	
20	GREISSEN LTD ✓	003293534	31/10/2005	
21	WESTFIELD FUNDS MANAGEMENT LIMITED ✓	003613410	31/10/2005	
22	ZED INVESTMENTS PTY. LIMITED ✓	003713362	31/10/2005	
23	WESTFIELD EUROPEAN INVESTMENTS PTY LTD ✓	003727651	31/10/2005	
24	WESTFIELD QUEENSLAND PTY. LTD. ✓	004855878	31/10/2005	
25	WESTFIELD SHOPPING CENTRE MANAGEMENT CO (VIC) P/L ✓	007280908	31/10/2005	
26	WESTFIELD SHOPPING CENTRE MANAGEMENT CO (SA) P/L ✓	008139580	31/10/2005	
27	WESTUS PTY. LIMITED ✓	008588458	31/10/2005	
28	WESTFIELD CAPITAL CORPORATION LIMITED ✓	008589384	31/10/2005	
29	WESTFIELD PROJECTS (AUSTRALIA) LIMITED ✓	008598409	31/10/2005	
30	WESTFIELD SHOPPING CENTRE MANAGEMENT CO (ACT) P/L ✓	008612002	31/10/2005	

2 Multiple companies or schemes (CONTINUED)

Use this page to provide details of multiple companies or schemes that are applying for a change to review date. Refer to the Guide for further clarification.

	Company/scheme name	ACN/ARSN/ABN	Current review date	New review date requested
31	ORTA PTY. LIMITED ✓	008617810	31/10/2005	
32	WESTFIELD CAPITAL FINANCIAL SERVICES LIMITED ✓	008618166	31/10/2005	
33	SAMEL PTY. LIMITED ✓	008620586	31/10/2005	
34	MARCHET LIMITED ✓	008625250	31/10/2005	
35	WESTFIELD SHOPPING CENTRE MANAGEMENT CO (QLD) P/L ✓	010310059	31/10/2005	
36	TITANIA SERVICES PTY. LTD. ✓	010746273	31/10/2005	
37	WESTFIELD PROMOTION FUND MANAGEMENT P/L ✓	011047215	31/10/2005	
38	REGIONAL SHOPPING CENTRE NOMINEES PTY ✓	050044785	31/10/2005	
39	WESTFIELD R.S.C.F. MANAGEMENT LIMITED ✓	050054245	31/10/2005	
40	ALPHEN PTY. LIMITED ✓	052136348	31/10/2005	
41	WESTFIELD SHOPPINGTOWN CAROUSEL P/L ✓	060037621	31/10/2005	
42	WESTFIELD C FUND PTY. LIMITED ✓	061699474	31/10/2005	
43	WESTFIELD U.S. INVESTMENTS PTY LIMITED ✓	062325786	31/10/2005	
44	AMBON INVESTMENTS PTY LIMITED ✓	065130038	31/10/2005	
45	FUNDS NOMINEES PTY LIMITED ✓	068892393	31/10/2005	
46	WRS PTY LTD ✓	070100793	31/10/2005	
47	WESTFIELD AMERICA MANAGEMENT LIMITED ✓	072780619	31/10/2005	
48	LOURENS PTY. LIMITED ✓	076681797	31/10/2005	
49	WESTFIELD INTERNET SHOPPINGTOWN P/L ✓	078618201	31/10/2005	
50	CAVEMONT PTY. LIMITED ✓	090008601	31/10/2005	
51	TEA TREE PLAZA NOMINEES PTY. LIMITED ✓	008586454	31/10/2005	
52	VENTANA PTY. LIMITED ✓	008586543	31/10/2005	
53	WESTMYER NOMINEES PTY. LIMITED ✓	008580694	31/10/2005	
54	PARLIV PTY LIMITED ✓	056002558	31/10/2005	
55	WESTFIELD FINANCE (AUST) LIMITED ✓	093642865	31/10/2005	
56	ANNSA PTY LTD ✓	093890236	31/10/2005	
57	RISEMOND PTY. LIMITED ✓	093719852	31/10/2005	
58	STONEHENGE PTY. LIMITED ✓	095084674	31/10/2005	
59	WESTFIELD NO. 1 PTY LIMITED ✓	098357558	31/10/2005	
60	WESTFIELD ALLIANCES CARINDALE PTY LIMITED ✓	098563252	31/10/2005	

2 Multiple companies or schemes (CONTINUED)

Use this page to provide details of multiple companies or schemes that are applying for a change to review date. Refer to the Guide for further clarification.

	Company/scheme name	ACN/ARSN/ABN	Current review date	New review date requested
61	WESTFIELD CUSTODIAN PTY LIMITED ✓	098698652	31/10/2005	
62	WESTFIELD ALLIANCES (NZ) PTY LIMITED ✓	100759126	31/10/2005	
63	DESCON INVEST PTY LIMITED ✓	101292442	31/10/2005	
64	BOBIAN PTY LIMITED ✓	100435578	31/10/2005	
65	WESTFIELD NO. 4 PTY LIMITED ✓	100458437	31/10/2005	
66	WT FINANCE (AUST) PTY LIMITED ✓	108806711	22/04/2005	
67	WFA FINANCE (AUST) PTY LIMITED ✓	108802384	21/04/2005	
68	WESTFIELD CARINDALE MANAGEMENT LIMITED ✓	110587338	19/08/2005	
69	BONDI JUNCTION TRUST ✓	093 553 756	31/10/2005	
70	CARINDALE PROPERTY TRUST ✓	093 261 744	31/10/2005	
71	SA SHOPPING CENTRE TRUST ✓	093 537 216	31/10/2005	
72	SOUTHLAND TRUST ✓	093 537 547	31/10/2005	
73	TEA TREE PLAZA TRUST ✓	093 537 645	31/10/2005	
74	WESTART TRUST ✓	087 393 397	31/10/2005	
75	WESTFIELD AMERICA TRUST ✓	092 058 449	31/10/2005	
76	WESTFIELD NUMBER 2 SUB TRUST ✓	090 094 358	31/10/2005	
77	WESTFIELD TRUST ✓	090 849 746	31/10/2005	
78				
79				
80				
81				
82				
83				
84				
85				
86				
87				
88				
89				
90				

Signature

This form must be signed by a current officeholder of the company or responsible entity.

Refer to the guide when applying to vary the review date of multiple companies or schemes.

I certify that the information in this form is true and complete

Name
SIMON JULIAN TUXEN

Capacity
[ ] Director
[X] Company secretary

Signature

Date signed
27/01/05
[D D] [M M] [Y Y]

Lodgement

Send completed and signed forms to:
Australian Securities and Investments Commission,
PO Box 4000, Gippsland Mail Centre VIC 3841.

For help or more information
Telephone 03 5177 3988
Email info.enquiries@asic.gov.au
Web www.asic.gov.au

Australian Securities & Investments Commission


AUSTRALIAN SECURITIES & INVESTMENTS COMMISSION
021104222

Form 488
Corporations Act 2001

Application to change the review date of a company or registered scheme

Use this form to apply to change the review date of companies or registered schemes.

To change the review dates of multiple companies or schemes please refer to the Guide.

If there is insufficient space in any section of the form, you may photocopy the relevant page(s) and submit as part of this lodgement

Company/scheme details

Company/scheme name

ACN/ARSN/ABN

Lodgement details

Who should ASIC contact if there is a query about this form?

Name
GRAEME BLACKETT

ASIC registered agent number (if applicable)
16234

Telephone number
02 9358 7967

Postal address
GPO BOX 4004
SYDNEY NSW 2001

Please provide an estimate of the time taken to complete this form.
[ ] hrs [ ] mins

1 Make an application

If the application is approved, the change will take effect from the next occurrence of the new review date or the existing review date, whichever is sooner. ASIC will not alter the review date unless the application fee is attached.

Multiple Companies or Schemes
Refer to the Guide when applying to change the review dates of multiple companies or schemes.

New review date requested
3 0 / 0 4
(D D) (M M)

Indicate the reason for your application to change the review date

Tick one box

[X] Companies: To align with or vary from –
a) the review date of your ultimate holding company
b) the review date of another company with a common ultimate holding company

Ultimate holding company name

ACN/ABN

Country of incorporation (if not Australia)

Only required for selection b)

Company to align with or vary from

ACN/ABN

Country of incorporation (if not Australia)

Australian Securities &
Investments Commission

SENDER TO KEEP
BN9985684

RECEIVED 7/2/2005

2006 SEP 18 A 11:12

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Form 484
Corporations Act 2001

Change to company details

Sections A, B or C may be lodged independently with this signed cover page to notify ASIC of:

A1 Change of address
A2 Change of name - officeholders or members
A3 Change - ultimate holding company

B1 Cease company officeholder
B2 Appoint company officeholder
B3 Special purpose company

C1 Cancellation of shares
C2 Issue of shares
C3 Change to share structure
C4 Changes to the register of members

If there is insufficient space in any section of the form, you may photocopy the relevant page(s) and submit as part of this lodgement

Company details

Refer to guide for information about corporate key

Company name
Westfield Holdings Limited

ACN/ABN
66 001 671 496

Corporate key
95793579

Lodgement details

Who should ASIC contact if there is a query about this form?

Name
Graeme Blackett

ASIC registered agent number (if applicable)
16234

Telephone number
02 9358 7967

Postal address
GPO Box 4004
Sydney NSW 2001

Total number of pages including this cover sheet

Please provide an estimate of the time taken to complete this form.
hrs mins

Signature

This form must be signed by a current officeholder of the company.

I certify that the information in this cover sheet and the attached sections of this form are true and complete.

Name
Simon Julian Tuxen

Capacity
[ ] Director
[X] Company secretary

Signature

Date signed
21/01/05
[D D] [M M] [Y Y]

Lodgement

Send completed and signed forms to:
Australian Securities and Investments Commission,
PO Box 4000, Gippsland Mail Centre VIC 3841.

Or lodge the form electronically by visiting the ASIC website
www.asic.gov.au

For help or more information
Telephone 03 5177 3988
Email info.enquiries@asic.gov.au
Web www.asic.gov.au

Section C completion guide

Standard share codes
Refer to the following table for the share class codes for sections C1, C2, C3 and C4

Share class code	Full title	Share class code	Full title
A	A	PRF	preference
B	B ...etc	CUMP	cumulative preference
EMP	employee's	NCP	non-cumulative preference
FOU	founder's	REDP	redeemable preference
LG	life governor's	NRP	non-redeemable preference
MAN	management	CRP	cumulative redeemable preference
ORD	ordinary	NCRP	non-cumulative redeemable preference
RED	redeemable	PARP	participative preference
SPE	special		

If you are using the standard share class codes you do not need to provide the full title for the shares, just the share class code.

If you are not using the standard share class code, enter a code of no more than 4 letters and then show the full title.

Sections to complete
Use the table below to identify the sections of this form to complete (please indicate the sections that have been completed). Completion of this table is optional.

	C1 - Cancellation of shares	C2 - Issue of shares	C3 - Change to share structure table	C4 - Change to members register
Issue of shares				
☐ Proprietary company	Not required	✓	✓	✓
Public company				
☐ if in response to the Annual company statement	Not required	✓	✓	✓
☒ if not in response to the Annual company statement	Not required	✓	Not required	Not required
Cancellation of shares				
☐ Proprietary company	✓	Not required	✓	✓
Public company				
☐ if in response to the Annual company statement	✓	Not required	✓	✓
☐ if not in response to the Annual company statement	✓	Not required	Not required	Not required
Transfer of shares				
☐ Proprietary company	Not required	Not required	Not required	✓
Public company				
☐ if in response to the Annual company statement	Not required	Not required	Not required	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required
Changes to amounts paid				
☐ Proprietary company	Not required	Not required	✓	✓
Public company				
☐ if in response to the Annual company statement	Not required	Not required	✓	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required
Changes to beneficial ownership				
☐ Proprietary company	Not required	Not required	Not required	✓
Public company				
☐ if in response to the Annual company statement	Not required	Not required	Not required	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required

To notify ASIC about a division or conversion of a class of shares, you must lodge a form 211 within 28 days of the change occurring.

To notify ASIC about a conversion of shares into larger or smaller numbers, you must lodge a form 2205B within 28 days of the change occurring.

C1 Cancellation of shares

Reason for cancellation
Please indicate the reason that shares have been cancelled (select one or more boxes)

Redeemable preference shares — S.254J

- [ ] Redeemed out of profits
- [ ] Redeemed out of proceeds of a fresh issue of shares

Capital reduction — S.256A - S.256E

- [ ] Single shareholder company
- [ ] Multiple shareholder company. A Form 2560 must be lodged before a capital reduction takes place

Share buy-back. — ss.257H(3)

- [ ] Minimum holding buy-back by listed company
- [ ] Other buy-back type. A form 280 or 281 must be lodged at least 14 days, and no more than 1 year before the share buy-back can take place

- [ ] Forfeited shares — S.258D

Shares returned to a public company — ss.258E(2) & (3)

- [ ] Under section 651C, 724(2), 737 or 738
- [ ] Under section 1325A (court order)

- [ ] Other

Description

Give section reference

Details of cancelled shares

List the details of shares cancelled in the following table

Share class code	Number of shares cancelled	Amount paid (cash or otherwise)

Earliest date of change
Please indicate the earliest date that any of the above changes occurred.

[D D] / [M M] / [Y Y]

C2 Issue of shares

List details of new share issues in the following table.

Share class code	Number of shares issued	Amount paid per share	Amount unpaid per share
ORD	8,727,046	$4.54	nil

Earliest date of change

Please indicate the earliest date that any of the above changes occurred

20/01/05

[D D] [M M] [Y Y]

If shares were issued for other than cash, were some or all of the shares issued under a written contract?

☐ **Yes**

if yes, proprietary companies must also lodge a Form 207Z certifying that all stamp duties have been paid. Public companies must also lodge a Form 207Z and either a Form 208 or a copy of the contract.

☐ **No**

if no, proprietary companies are not required to provide any further documents with this form. Public companies must also lodge a Form 208.

C3 Change to share structure

Where a change to the share structure table has occurred (eg. as a result of the issue or cancellation of shares), please show the updated details for the share classes affected. Details of share classes not affected by the change are not required here.

Share class code	Full title if not standard	Total number of shares (current after changes)	Total amount paid on these shares	Total amount unpaid on these shares

Earliest date of change

Please indicate the earliest date that any of the above changes occurred

[D D] [M M] [Y Y]

☐☐/☐☐/☐☐

Lodgement details

Is this document being lodged to update the Annual Company Statement that was sent to you?

☐ Yes

☒ No

C4 Changes to the register of members

Use this section to notify changes to the register of members for your company (changes to the shareholdings of members):

- If there are 20 members or less in a share class, all changes need to be notified
- If there are more than 20 members in a share class, only changes to the top twenty need be notified (s178B)
- If shares are jointly owned, you must also provide names and addresses of all joint owners on a separate sheet (annexure), clearly indicating the share class and with whom the shares are jointly owned

The changes apply to
Please indicate the name and address of the member whose shareholding has changed

☐ Family name | Given names

OR

☐ Company name

ACN/ARBN/ ABN

Office, unit, level, or PO Box number

Street number and Street name

Suburb/City | State/Territory

Postcode | Country (if not Australia)

Earliest date of change
Please indicate the earliest date that any of the following changes occurred.

Date of change
[D D] / [M M] / [Y Y]

The changes are

Share class code	Shares increased by ... (number)	Shares decreased by ... (number)	Total number now held	*Total $ paid on these shares	*Total $ unpaid on these shares	Fully paid (y/n)	Beneficially held (y/n)	Top 20 member (y/n)

* Public companies are not required to provide these details

Date of entry of member's name in register
(New members only)

Date of entry
[D D] / [M M] / [Y Y]

C4 Continued... Further changes to the register of members

Use this section to notify changes to the register of members for your company (changes to the shareholdings of members):

- If there are 20 members or less in a share class, all changes need to be notified
- If there are more than 20 members in a share class, only changes to the top twenty need be notified (s178B)
- If shares are jointly owned, you must also provide names and addresses of all joint owners on a separate sheet (annexure), clearly indicating the share class and with whom the shares are jointly owned

The changes apply to
Please indicate the name and address of the member whose shareholding has changed

☐ Family name   Given names

OR

☐ Company name

ACN/ARBN/ ABN

Office, unit, level, or PO Box number

Street number and Street name

Suburb/City   State/Territory

Postcode   Country (if not Australia)

Earliest date of change
Please indicate the earliest date that any of the following changes occurred.

Date of change
[D D] / [M M] / [Y Y]

The changes are

Share class code	Shares increased by ... (number)	Shares decreased by ... (number)	Total number now held	*Total $ paid on these shares	*Total $ unpaid on these shares	Fully paid (y/n)	Beneficially held (y/n)	Top 20 member (y/n)

* Public companies are not required to provide these details

Date of entry of member's name in register
(New members only)

Date of entry
[D D] / [M M] / [Y Y]


ASX
AUSTRALIAN STOCK EXCHANGE

ANNOUNCEMENT ADVICE

Date: 03 February 2005

Announcement No. 2A357985 was released on 03 February 2005 under the incorrect ASX Code WDC, Westfield Group Limited, with the ASX header "SPC's ann: Shareholders Support CCA Acquisition Proposal".

The announcement has now been cancelled.

Manager Company Announcements Office

cancel.doc


SPC ARDMONA

SPC Ardmona Limited
ABN 62 059 317 618

Registered Office - Melbourne
19-25 Camberwell Road
Hawthorn East VIC 3123
PO Box 3078
Auburn VIC 3123
Australia
Tel 03 9861 8900
Fax 03 9861 8999
www.spcardmona.com

3 February 2005

ASX announcement for immediate release

SPC Ardmona shareholders support CCA Acquisition Proposal

SPC Ardmona Ltd (**SPC Ardmona**) advises that earlier today its shareholders overwhelmingly voted to support the proposed acquisition of SPC Ardmona by Coca-Cola Amatil Ltd (**CCA** and **CCA Acquisition Proposal**).

Two approvals by SPC Ardmona shareholders were required for the CCA Acquisition Proposal - one relating to the scheme of arrangement between SPC Ardmona and its shareholders and one relating to a special resolution to repeal a provision in SPC Ardmona's constitution giving directors the power to enforce a 20% shareholding restriction in SPC Ardmona's constitution.

At the shareholder meeting to consider the scheme of arrangement, shareholders voted 94% in favour by number of shares held, exceeding the 75% approval threshold, and 93% in favour by number of shareholders voting, exceeding the 50% in number approval threshold.

At the subsequent shareholder meeting to consider the constitutional amendment resolution, shareholders voted 94% in favour by number of shares held, exceeding the 75% approval threshold.

Accordingly, all requisite shareholder approvals for the CCA Acquisition Proposal have been received. Statistics in respect of proxy votes cast on each resolution accompany this announcement.

In addition, SPC Ardmona's Chairman, Mr David Meiklejohn, confirmed that regulatory approvals of the proposed scheme of arrangement had been received from the Australian Securities and Investments Commission and the Australian Stock Exchange subject to the results of today's meeting. He further confirmed that CCA had received advice from the Australian Competition and Consumer Commission and the Foreign Investment Review Board that there were no objections to the proposed transaction.

"We are very pleased with the strong support received today from our shareholders for the Coca-Cola Amatil proposal in what marks an important step in the ongoing development of the SPC Ardmona business", Mr Meiklejohn said.

The last remaining approval is that of the Supreme Court of Victoria and a Court hearing is scheduled for Friday, 11 February 2005 in that regard.

Enquiries
SPC Ardmona shareholder enquiries: SPC Ardmona Shareholder Information Line: 1300 302 124 (international callers: +6 2 9240 7463), Monday to Friday between 9.00 am and 5.00 pm (Melbourne time).

Monika Maedler
Company Secretary

3 February 2005

By Facsimile: 1300 300 021
Company Announcements Office
Australian Stock Exchange Limited
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam

Scheme Meeting
SPC Ardmona Limited

As required by section 251AA(2) of the Corporations Act the following statistics are provided in respect to each motion on the agenda. In respect to each motion the total number of votes exercisable by all validly appointed proxies was:

That pursuant to section 411(4)(a)(ii) of the Corporations Act 2001 (Cth), members are in favour of the scheme of arrangement proposed between SPC Ardmona Limited and the holders of its ordinary shares as more particularly described in the Scheme of Arrangement which is contained in the Explanatory Booklet accompanying the Notice convening this meeting, with or without modification as approved by the Supreme Court of Victoria.

Votes where the proxy was directed to vote 'for' the motion	125,390,951
Votes where the proxy was directed to vote 'against' the motion	8,398,067
Votes where the proxy may exercise a discretion how to vote	15,159,729
In addition, the number of votes where the proxy was directed to abstain from voting on the motion was	86,439

The results of voting on this motion is as follows:

The motion was carried as an ordinary resolution on a poll the details of which are:

The number of votes cast 'for' the motion was	140,800,179
The number of votes cast 'against' the motion was	8,469,062
In addition the number of votes which 'abstained' from voting was	86,439
The number of shareholders who voted 'for' the resolution was	3,682
The number of shareholders who voted 'against' the resolution was	259
The number of shareholders who 'abstained'	18

Dated this 3rd day of February 2005

Monika Maedler
Company Secretary

3 February 2005

By Facsimile: 1300 300 021
Company Announcements Office
Australian Stock Exchange Limited
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam

General Meeting
SPC Ardmona Limited

As required by section 251AA(2) of the Corporations Act the following statistics are provided in respect to each motion on the agenda. In respect to each motion the total number of votes exercisable by all validly appointed proxies was:

Subject to, and interdependent with, the approval of the Scheme by the Court in accordance with section 411(4)(b) of the Corporations Act and the effective Date occurring on or before the End Date, that with effect on and from the Effective Date, SPC Ardmona Limited modify its constitution by omitting Rule 25.

Votes where the proxy was directed to vote 'for' the motion	123,681,260
Votes where the proxy was directed to vote 'against' the motion	8,223,147
Votes where the proxy may exercise a discretion how to vote	10,593,124
In addition, the number of votes where the proxy was directed to abstain from voting on the motion was	147,973

The results of voting on this motion is as follows:

The motion was carried as a special resolution on a poll the details of which are:

The number of votes cast 'for' the motion was	134,550,718
The number of votes cast 'against' the motion was	8,269,311
In addition the number of votes which 'abstained' from voting was	147,973

Dated this 3rd day of February 2005

Monika Maedler
Company Secretary

3 February 2005

Westfield

Westfield Group
Level 24, Westfield Towers
100 William Street
Sydney NSW 2011
GPO Box 4004
Sydney NSW 2001
Australia
Telephone 02 9358 7000
Facsimile 02 9358 7077
Internet www.westfield.com

The Manager
Company Announcements Office
Australian Stock Exchange Limited
Level 4, Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam

RE: WESTFIELD GROUP (ASX:WDC)
ANNOUNCEMENT OF ESTIMATED WESTFIELD GROUP DISTRIBUTION

We are pleased to announce an estimated distribution for the Westfield Group for the six month period ended 31 December 2004.

Estimated distribution per ordinary stapled security:	52.0 cents per stapled security
Record Date:	Monday 14 February 2005 (5.00pm)
Stapled securities trade ex-distribution:	Tuesday 8 February 2005
Payment date:	Monday 28 February 2005

The announcement of the Westfield Group's results for the period ended 31 December 2004 and lodgement of the Appendix 4E will be made on Monday 28 February 2005. That announcement will include exact details of the distribution rate.

The Westfield Group's Distribution Reinvestment Plan ("DRP") will operate for this payment and the DRP price announcement will be made on Monday 28 February 2005. The DRP participation deadline will be 5.00 pm, Monday 14 February 2005 and confirmation of any pro-rata scale back in participation will be announced shortly after the Record Date.

Yours faithfully
WESTFIELD GROUP

Simon Tuxen
Company Secretary

Westfield Holdings Limited ABN 66 001 671 496

Westfield Management Limited ABN 41 001 670 579 AFS Licence 230329
as responsible entity for **Westfield Trust** ABN 55 191 750 378 ARSN 090 849 746

Westfield America Management Limited ABN 66 072 780 619 AFS Licence 230324
as responsible entity for **Westfield America Trust** ABN 27 374 714 905 ARSN 092 058 449

RECEIVED

2006 SEP 18 A 11:12

OFFICE OF INTERNATIONAL CORPORATE FINANCE

3 February 2005

Westfield

Westfield Group
Level 24, Westfield Towers
100 William Street
Sydney NSW 2011
GPO Box 4004
Sydney NSW 2001
Australia

Telephone 02 9358 7000
Facsimile 02 9358 7077
Internet www.westfield.com

The Manager
Company Announcements Office
Australian Stock Exchange Limited
Level 4, Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam

RE: WESTFIELD GROUP (ASX:WDC)
WESTFIELD GROUP INCREASES INVESTMENT IN LOS ANGELES, CALIFORNIA SHOPPING CENTRE

A Media Release regarding the above is attached.

Yours faithfully
WESTFIELD GROUP

Simon Tuxen
Company Secretary

encl



media release

3 February 2005

WESTFIELD GROUP INCREASES INVESTMENT IN LOS ANGELES, CALIFORNIA SHOPPING CENTRE

Westfield today announced that it has acquired an additional interest in Valencia Town Center in Santa Clarita, California for a net purchase price of US$69.2 million. The acquisition, together with Westfield's existing interest, brings the total ownership interest in the property to 50%. The current yield on Westfield's total investment is 8.1%. Westfield will assume the management, leasing and development of the centre.

Valencia Town Center is a 859,798 square foot, two-level enclosed super regional shopping centre anchored by Robinsons-May, Sears and JCPenney along with 150 specialty stores both enclosed and outdoors. Valencia Town Center is located in the Los Angeles Metropolitan Statistical Area (MSA) in a high growth suburban market north of the San Fernando Valley. It serves a primary trade area (PTA) population of more than 227,000, (projected to grow by 10.6% by 2009), with average household incomes in excess of US$86,800.

"Valencia Town Center provides an excellent geographic fit with our Los Angeles region cluster and offers both short and long-term reinvestment opportunities," said Managing Director Peter Lowy.

Westfield's other portfolio holdings in the Los Angeles region include Westfield Century City, Eagle Rock, Eastland, Fashion Square, Fox Hills, MainPlace, Promenade, Santa Anita, Topanga and West Covina.

* * *

The Westfield Group is an internally managed, vertically integrated, shopping centre group undertaking ownership, development, design, construction, funds/asset management, property management, leasing and marketing activities and employing in excess of 4,000 staff worldwide.

Westfield has investment interests in 127 shopping centres in four countries (US, Australia, New Zealand and UK), with a total value in excess of A$39.5 billion and is the largest retail property group in the world by equity market capitalisation.

ENDS

westfield.com
Westfield Holdings Limited ABN 66 001 671 496 **Westfield Management Limited** ABN 41 001 670 579 AFS Licence 230329 as responsible entity for **Westfield Trust** ABN 55 191 750 378 ARSN 090 849 746 **Westfield America Management Limited** ABN 66 072 780 619 AFS Licence 230324 as responsible entity for **Westfield America Trust** ABN 27 374 714 905 ARSN 092 058 449
For further information please contact Matthew Abbott on +61 2 9358 7333

3 February 2005



Westfield Group
Level 24, Westfield Towers
100 William Street
Sydney NSW 2011
GPO Box 4004
Sydney NSW 2001
Australia

Telephone 02 9358 7000
Facsimile 02 9358 7077
Internet www.westfield.com

The Manager
Company Announcements Office
Australian Stock Exchange Limited
Level 4, Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam

RE: WESTFIELD GROUP (ASX:WDC)
ISSUE OF STAPLED SECURITIES PURSUANT TO EXERCISE OF OPTIONS

Please be advised that 170,797 ordinary stapled securities (the "New Securities") have been issued as a consequence of the exercise of options held by Deutsche Bank AG.

The New Securities will rank for distributions from 1 January 2005, and will not participate in the distribution for the period ended 31 December 2004. They will rank equally with other stapled securities in respect of any subsequent distributions. In all other respects, the New Securities will rank equally with other ordinary stapled securities currently on issue.

Yours faithfully
WESTFIELD GROUP

Simon Tuxen
Company Secretary

encl

Westfield Holdings Limited ABN 66 001 671 496

Westfield Management Limited ABN 41 001 670 579 AFS Licence 230329
as responsible entity for **Westfield Trust** ABN 55 191 750 378 ARSN 090 849 746

Westfield America Management Limited ABN 66 072 780 619 AFS Licence 230324
as responsible entity for **Westfield America Trust** ABN 27 374 714 905 ARSN 092 058 449

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

**New issue announcement,
application for quotation of additional securities
and agreement**

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

Westfield Group

ABN

Westfield Holdings Limited ABN 66 001 671 496 Westfield Trust ARSN 090 849 746 Westfield America Trust ARSN 092 058 449

We (the entity) give ASX the following information.

Part 1 - All issues
You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary stapled securities
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	170,797
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Not applicable

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	No. The new stapled securities, the subject of this announcement, will rank for distribution from 1 January 2005, and will not participate in the distribution for the period ended 31 December 2004. They will rank equally with all other stapled securities on issue in respect of any subsequent distribution. In all other respects, the stapled securities will rank equally with all other stapled securities on issue.
5	Issue price or consideration	$2,300,000
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	The stapled securities were issued as a consequence of the exercise of unquoted options issued to Deutsche Bank AG.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	3 February 2005

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
1,691,997,234	Ordinary stapled-securities

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	703,500	Options (Deutsche Bank)
		5,300,000	Options (Possfund)
		28,355,654	Options (Westfield America Trust)
		1,233,600	Options (Executive)

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	There will be no change in distribution policy

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	N/A
12	Is the issue renounceable or non-renounceable?	N/A
13	Ratio in which the +securities will be offered	N/A
14	+Class of +securities to which the offer relates	N/A
15	+Record date to determine entitlements	N/A
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	N/A
17	Policy for deciding entitlements in relation to fractions	N/A
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	N/A
19	Closing date for receipt of acceptances or renunciations	N/A

+ See chapter 19 for defined terms.

20	Names of any underwriters	N/A
21	Amount of any underwriting fee or commission	N/A
22	Names of any brokers to the issue	N/A
23	Fee or commission payable to the broker to the issue	N/A
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A
25	If the issue is contingent on +security holders' approval, the date of the meeting	N/A
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A
28	Date rights trading will begin (if applicable)	N/A
29	Date rights trading will end (if applicable)	N/A
30	How do +security holders sell their entitlements *in full* through a broker?	N/A
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	N/A

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A
33	+Despatch date	N/A

Part 3 - Quotation of securities
You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☑ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	N/A
39	Class of +securities for which quotation is sought	N/A
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	N/A
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	N/A

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)	N/A	N/A

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: (Company secretary) Date: 3 February 2005

Print name: Simon Julian Tuxen

== == == == ==

+ See chapter 19 for defined terms.

25 January 2005

Westfield

Westfield Group
Level 24, Westfield Towers
100 William Street
Sydney NSW 2011
GPO Box 4004
Sydney NSW 2001
Australia
Telephone 02 9358 7000
Facsimile 02 9358 7077
Internet www.westfield.com

The Manager
Company Announcements Office
Australian Stock Exchange Limited
Level 4, Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam

RE: WESTFIELD GROUP (ASX:WDC)
INTRODUCTION OF WESTFIELD GROUP DISTRIBUTION REINVESTMENT PLAN ("DRP")

The Boards of Westfield Holdings Limited, Westfield Management Limited and Westfield America Management Limited have approved the introduction of a Westfield Group DRP commencing with the distribution for the 6 month period ended 31 December 2004 and payable on 28 February 2005.

The following items, which are attached, are today being sent to all members:

- Letter from the Chairman;
- DRP application form; and
- Booklet setting out key features and rules of the DRP.

Yours faithfully
WESTFIELD GROUP

Simon Tuxen
Company Secretary

encl

Westfield

Westfield Group
Level 24, Westfield Towers
100 William Street
Sydney NSW 2011
GPO Box 4004
Sydney NSW 2001
Australia

25 January 2005

Dear Member,

I am pleased to advise the Westfield Group board has approved the introduction of the Westfield Group Distribution Reinvestment Plan (**DRP**). The DRP will cover the Group's first distribution, payable for the six months ended 31 December 2004. That distribution is due to be paid to members on 28 February 2005.

The key features of the Westfield Group DRP are:

- No brokerage is applicable;
- Participation is optional and may be varied from time to time;
- If you participate in the DRP, reinvestment of distributions is automatic until you terminate your participation.

Please note the Westfield Group board may decide how much of the Group's distribution will be reinvested under the DRP. Any decision the board makes will be announced to the market. In order to be fair to all participants in the DRP, acceptances more than the maximum amount will be scaled back on a pro-rata basis. Any part of the distribution not satisfied by the issue of stapled securities will be paid in cash.

A copy of the Westfield Group's DRP and an application form are enclosed.

For the distribution for the period to 31 December 2004, there will be no discount for the stapled securities issued.

If you wish to participate you will need to lodge a DRP application form with the Westfield Group Registry, Computershare Investor Services no later than **5.00 pm (Sydney time) on Monday, 14 February 2005.** An envelope is enclosed for that purpose. Applications received after that date will not be eligible to participate in the DRP for the period ended 31 December 2004.

Thank you for your continuing support of the Westfield Group.

Yours sincerely

Frank P Lowy AC
Chairman

Westfield Holdings Limited ABN 66 001 671 496
Westfield Management Limited ABN 41 001 670 579 AFS Licence 230329
as responsible entity for **Westfield Trust** ABN 55 191 750 378 ARSN 090 849 746
Westfield America Management Limited ABN 66 072 780 619 AFS Licence 230324
as responsible entity for **Westfield America Trust** ABN 27 374 714 905 ARSN 092 058 449



Westfield Holdings Limited ABN 66 001 671 496
Westfield Management Limited ABN 41 001 670 579 AFS Licence 230329
as responsible entity for **Westfield Trust** ABN 55 191 750 378 ARSN 090 849 746
Westfield America Management Limited ABN 66 072 780 619 AFS Licence 230324
as responsible entity for **Westfield America Trust** ABN 27 374 714 905 ARSN 092 058 449

Computershare

All correspondence to:
Computershare Investor Services Pty Limited
GPO Box 2975 Melbourne
Victoria 3001 Australia
Enquiries (within Australia) 1300 132 211
(outside Australia) 61 3 9415 4070
Facsimile 61 3 9473 2500
web.queries@computershare.com.au
www.computershare.com

Distribution Reinvestment Plan

Use a black pen. Print in CAPITAL letters inside the grey areas. A B C 1 2 3 **Where a choice is required, mark the box with an 'X'** X

A Distribution Reinvestment Plan (DRP)

X **ALL** Please mark this box with an 'X' if you wish all of your holding to participate in our DRP.

X **PART** [ ] Show the number of securities you wish to participate in our DRP.

B Sign Here - This section must be signed for your instructions to be executed.

I/We authorise you to act in accordance with my/our instructions set out above. I/We acknowledge that these instructions supersede and have priority over all previous instructions in respect to my/our securities. Where I/we have indicated participation in the DRP, I/we hereby agree to be bound by the Terms and Conditions of the DRP. I/We also acknowledge that my/our participation in the DRP may be subject to a scale back.

Individual or Securityholder 1	**Securityholder 2**	**Securityholder 3**
Director	**Director/Company Secretary**	**Sole Director and Sole Company Secretary**

Note: When signed under Power of Attorney, the attorney states that they have not received a notice of revocation. Computershare Investor Services Pty Limited needs to sight a certified copy of the Power of Attorney.

Date - Day / **Month** / **Year**

How to complete this form

A **Distribution Reinvestment Plan (DRP)**

Complete this section if you wish to have your cash distributions reinvested in the form of more securities.

If you wish to reinvest part of your securities in our DRP, please show the amount in figures that you wish to participate.

Please note that an election to participate fully in the DRP will override any instruction on the registry record regarding direct payment of cash distributions into a nominated account (subject to any scale back).

This instruction only applies to the specific holding identified by the SRN/HIN and the name appearing on the front of this form.

B **Signature(s)**

If you have chosen to have your cash distributions fully or partially reinvested into securities and you have completed Section A, you must sign this form as follows in the spaces provided:-

Joint Holding: where the holding is in more than one name, all of the securityholders must sign.

Power of Attorney: to sign under Power of Attorney, you must have already lodged this document with the registry. If you have not previously lodged this document for notation, please attach a certified photocopy of the Power of Attorney to this form when you return it.

Companies: where the company has a Sole Director who is also the Sole Company Secretary, this form must be signed by that person. If the Company (pursuant to section 204A of the Corporations Act 2001) does not have a Company Secretary, a Sole Director can also sign alone. Otherwise this form must be signed by a Director jointly with either another Director or a Company Secretary. Please indicate the office held by signing in the appropriate place.

3DRT

WDC

009274 - V2

Please return the completed form in the envelope provided or to the address opposite:

Computershare Investor Services Pty Limited
GPO Box 2975
Melbourne Victoria 3001
Australia



WESTFIELD GROUP

Distribution Reinvestment Plan

Dated 25 January 2005

Westfield Holdings Limited
(ABN 66 001 671 496)

Westfield Management Limited
(ABN 41 001 670 579; AFS Licence 230329) as Responsible Entity of Westfield Trust (ARSN 090 849 746)

Westfield America Management Limited
(ABN 66 072 780 619; AFS Licence 230324) as Responsible Entity of **Westfield America Trust**
(ARSN 092 058 449)

Key Features of the Westfield Group Distribution Reinvestment Plan

- [illegible]
- [illegible]
- [illegible]
- [illegible]
- [illegible]
- [illegible]

Please telephone the Westfield Group Registry, Computershare Investor Services Limited on Toll Free 1300 132 211 or +61 3 9415 4070 (for international callers) if you have any enquiries or require assistance.



Frequently asked **QUESTIONS**

IF YOU HAVE ANY QUESTIONS CONCERNING THE OPERATION OF THE PLAN, ITS IMPACT ON YOU OR YOUR DECISION WHETHER TO PARTICIPATE IN THE PLAN, PLEASE CONTACT YOUR INVESTMENT, FINANCIAL OR OTHER ADVISER

Set out below are summarised answers to certain frequently asked questions on the operation of the Plan. The full Rules of the Plan are set out on pages 6-12 of this booklet.

This document does not take into account your individual investment objectives, financial situation, taxation position or needs. If you have any questions concerning the operation of the Plan, its impact on you, or your decision whether to participate in the Plan, please contact your investment, financial or other adviser.

1 What is the Plan?

The Westfield Group Distribution Reinvestment Plan ("**Plan**") provides holders of Westfield Group Stapled Securities ("**Stapled Securities**") with an optional and convenient method of reinvesting all or part of their distributions into new Stapled Securities. If a holder of Stapled Securities ("**Securityholder**") chooses to participate in the Plan, distributions the Securityholder would otherwise receive are used to acquire new Stapled Securities.

The new Stapled Securities are issued to the Securityholder at the volume weighted average of all sale prices during the five consecutive business days up to but not including the business day before the payment date for the relevant distribution, appropriately adjusted to reflect differing initial distribution entitlements and less a discount (if any) of up to 10%.

The Plan will be administered for Westfield Holdings Limited by its directors, for Westfield Trust ("**WFT**") by Westfield Management Limited as responsible entity of WFT and for Westfield America Trust ("**WFA**") by Westfield America Management Limited as responsible entity of WFA ("**Administrators**").

2 Who may participate in the Plan?

All Securityholders whose registered address is in Australia or New Zealand are eligible to participate in the Plan. The laws of some countries, however, may prohibit participation by some overseas Securityholders. Accordingly, Securityholders who are not resident in Australia or New Zealand may not participate in the Plan unless the Administrators are satisfied that the issue of Stapled Securities to them under the Plan is lawful and practicable.

3 How do I join the Plan?

If you wish to participate in the Plan, complete the application form and return it to the Westfield Group Registry. You may join the Plan at any time, but if you wish to participate in the Plan for a particular distribution, your completed application form must be received by the Registry prior to the record date for that distribution. The record date is the date used to identify Securityholders entitled to participate in the distribution, and normally occurs in mid-February (for the distribution for the six months to 31 December) and mid-August (for the distribution for the six months to 30 June) as the case may be.

4 What levels of participation are available?

Participation in the Plan is optional. If you do nothing, you will continue to receive distributions in the usual manner. If, however, you wish to participate in the Plan, you may do

so at two levels (subject to any limitations discussed below):

(a) **Participation in full**, under which all cash distributions on all Stapled Securities you hold now or may hold in the future under the same Holder name and account designation are automatically reinvested into new Stapled Securities under the Plan. Please note that a separate application form must be completed for each HIN or SRN.

(b) **Participation in part**, under which cash distributions on the number of Stapled Securities you nominate will be automatically reinvested into new Stapled Securities under the Plan. Distribution payments will continue to be made in the usual manner for Stapled Securities you hold which you do not nominate for participation in the Plan. Please note that a separate application form must be completed for each HIN or SRN.

5 Is there any limit on my participation?

The Administrators may, in respect of a Distribution, limit the aggregate amount which may be reinvested under the Plan. In that case, if that amount is exceeded, the Administrators may scale back on a pro-rata basis each Participant's participation in the Plan in respect of that Distribution. Where scale back applies, any amount of a Participant's Distribution which is not reinvested will be paid to that Participant.

The Administrators will advise any such limit to the Australian Stock Exchange.

6 How can my participation be changed?

A Participant may vary their participation in the Plan by completing the relevant section of the Distribution Reinvestment Plan Form and returning it to the Westfield Group Registry. Copies of the Distribution Reinvestment Plan Forms are available on request from the Westfield Group Registry or can be downloaded at www.westfield.com. A variation of your participation in the Plan will take effect for the next distribution after the Distribution Reinvestment Plan Form is received. Please note, however, that Distribution Reinvestment Plan Forms received after the record date for a particular distribution will not take effect until the following distribution.

7 How can my participation be withdrawn?

A Participant may cancel their participation in the Plan by completing the relevant section of the Distribution Reinvestment Plan Form and returning it to the Westfield Group Registry. (Note: For so long as a Securityholder is participating in the Plan, a Direct Credit Form will not override Plan instructions unless there is a note on the form requesting that the participation in the Plan be withdrawn).

8 Can I sell my participating Stapled Securities?

Stapled Securities participating in the Plan or Stapled Securities issued under the Plan may be sold at any time. Should a Participant sell any participating Stapled Securities before the record date for the relevant distribution they should inform their broker that the Stapled Securities are participating in the Plan. The Participant should also immediately complete the relevant section of the Distribution Reinvestment Plan Form and return it to the Westfield Group Registry.



Frequently asked **QUESTIONS**

Note: Participating Stapled Securities sold after the record date for a relevant distribution will remain subject to the Plan for that distribution unless Plan participation is altered or cancelled by the Participant in writing to the Westfield Group Registry prior to the record date.

9 At what price are Stapled Securities issued?

Stapled Securities issued under the Plan will be issued at a price which is equal to the volume weighted average of all sale prices during the five consecutive business days up to but not including the business day before the payment date for the relevant distribution. If Stapled Securities to be issued rank for distributions differently to existing Stapled Securities, the issue price will be adjusted to reflect this difference. The price may then be further reduced by any discount determined by the Administrators and notified to Securityholders (which may be up to 10%).

10 How many Stapled Securities are issued?

Cash distributions net of tax withheld (if any) are used to purchase as many new Stapled Securities as possible at the issue price, subject to any scale back described above, rounded down to the nearest whole number. Any fractional rounding amounts will either be carried forward and held on behalf of Securityholders for future reinvestment in Stapled Securities under the Plan or paid to the Participant without interest.

11 What distributions are my new Stapled Securities entitled to?

Stapled Securities issued under the Plan will rank for distributions from the date determined by the Administrators. However, in the absence of a determination, Stapled Securities issued under the Plan will rank for distributions from the first day following the date on which they are issued.

If Stapled Securities issued under the Plan rank for distribution from the first day following the date on which they are issued and are issued at the end of February or August, those Stapled Securities will rank for distributions for the approximately four months remaining in the relevant Accrual Period. This means that those Stapled Securities would be entitled to approximately 2/3 of the next distribution.

In these circumstances, once Stapled Securities issued under the Plan become entitled to their first distribution, they will begin to rank equally for distributions with all other Stapled Securities.

12 What are the costs?

Securityholders participating in the Plan will pay no brokerage charges, commissions or other transaction costs in relation to the issue of Stapled Securities to them under the Plan. Stapled Securities will be issued at the issue price calculated on the basis outlined above.

Frequently asked **QUESTIONS**

13 What statements will I receive?

Following the issue of Stapled Securities under the Plan, Securityholders who received Stapled Securities in that issue will receive a statement which gives details of the Participant's participation in the Plan.

14 Can I trade my new Stapled Securities?

Stapled Securities issued under the Plan will be listed on the Australian Stock Exchange and may generally be traded with your existing Stapled Securities under the ASX code: WDC. However, if Stapled Securities are issued with different distribution entitlements to existing Stapled Securities (shown on the Distribution Statement) they will be traded under a separate ASX code until they become entitled to their first distribution, at which time they will begin to rank equally for distributions with other Stapled Securities.

15 What is the tax position of Stapled Securities issued under the Plan?

Distributions used to purchase Stapled Securities under the Plan are taxed in the same manner as cash distributions paid to Securityholders. Participants in the Plan will receive details on the taxable components of distributions in the annual tax statement.

The amount of cash distributions applied to acquire new Securities under the Plan is net of any applicable Australian withholding taxes. Australian resident Securityholders are subject to withholding tax at 48.5% on the gross distribution from WFA and WFT and the unfranked amount of dividends from WHL where no Tax File Number, exemption or Australian Business Number has been recorded. Securityholders resident outside Australia, unless exempted under Australian taxation law, are subject to Australian withholding taxes on their distributions at varying rates depending on the components of the distributions. Your Plan statements will provide details of the amount of any withholding taxes.

Please contact your taxation adviser if you have any questions concerning the taxation consequences of participating in the Plan.



RULES of the Westfield Group Distribution Reinvestment Plan

1 PARTICIPATION

1.1 Participation is optional and not transferable.

1.2 Subject to these Rules and the rights, obligations and restrictions attaching to any Stapled Securities or classes of Stapled Securities, each Securityholder may apply for participation in this Plan.

1.3 All Securityholders whose registered address is in Australia or New Zealand are eligible to participate in the Plan. Securityholders whose registered address is outside Australia or New Zealand may not participate in the Plan unless the Administrators are satisfied that the issue of Stapled Securities to them under the Plan is lawful and practicable.

1.4 Every Securityholder who wishes to participate in the Plan must lodge an Application with the Security Registrar.

1.5 Each Application received by the Security Registrar will be effective in respect of the first Distribution payment after receipt of the Application, provided it is received on or before 5pm (Sydney time) on the record date for that Distribution.

1.6 An Application by joint holders of Stapled Securities must be signed by all joint holders.

1.7 An Application must be lodged for each Stapled Security holding account and each Stapled Security holding account of a Securityholder will be treated separately for all purposes under the Plan.

2 LEVEL OF PARTICIPATION

2.1 A Securityholder must specify on the Application the extent to which the Securityholder wishes to participate in the Plan in respect of the nominated account. Subject to a minimum and/or maximum number of Stapled Securities determined by the Administrators from time to time and rule 3.6, participation in the Plan may be either:

(a) full participation for the whole of that Securityholder's holding from time to time however acquired (including Stapled Securities issued under the Plan); or

(b) limited participation for a nominated number of that Securityholder's Stapled Securities together with the Stapled Securities issued under the Plan. If at the record date for a Distribution the number of Stapled Securities held by the Participant is less than the nominated number, then the Plan will apply only to such lesser number for that Distribution.

2.2 An Application in respect of a Securityholder's holding which is duly signed, but which does not indicate the degree of participation selected, shall be deemed to be an Application for full participation.

2.3 The Westfield Group records of the level of a Securityholder's participation and the number of Stapled Securities subject to the Plan will be conclusive evidence of the matters so recorded.

3 OPERATION OF THE PLAN

3.1 Subject to the Constitutions, Distributions on Stapled Securities participating in the Plan will, upon payment, be applied by the Administrators to acquire additional Stapled Securities in the Westfield Group.

3.2 In respect of each Participant, the Administrators will establish and maintain a Plan account. At the time of each cash Distribution payment the Administrators will for that Participant:

(a) determine the Distribution payable in respect of the Stapled Securities subject to the Plan and any withholding tax payable or other amount that may be withheld in respect of such Stapled Securities;

(b) credit the net amount in 3.2(a) above to the Participant's Plan account; and

(c) subject to the Constitutions and rule 3.6, acquire additional Stapled Securities in the name of the Participant and apply the amount in the Participant's Plan account towards and in satisfaction of the allotment or application price for those additional Stapled Securities.

3.3 Subject to rules 3.5, 3.6, 3.7 and 3.8 described below, the number of Stapled Securities issued to a Participant will be the whole number equal to, or where not a whole number, the nearest whole number below the number calculated by the formula:

Number of Stapled Securities

$$= \frac{D - T + R}{C}$$

D is the amount of the Distribution payable on the Participant's participating Stapled Securities as at the record date for that Distribution;

T is any withholding tax or other amounts to be withheld in relation to such Stapled Securities;

R is the residual positive balance carried forward in the Participant's Plan account; and

C is the issue price of Stapled Securities under the Plan.

3.4 The issue price of a Stapled Security issued under the Plan on a particular date ("**Issue Date**") is calculated as:

(a) the volume weighted average of the sale price (if any) for fully participating Stapled Securities on the ASX during the five consecutive Business Days up to but not including the Business Day immediately preceding the Issue Date; or

(b) if no sale was made in that five Business Day period, the average of the price offered by a willing purchaser for such Stapled Securities ("**bid price**") and the price offered by a willing vendor for such Stapled Securities ("**ask price**") as quoted on the ASX during that period; or

(c) if either no bid or ask prices were quoted during that five Business Day period, the last sale price as quoted on the ASX prior to that five Business Day period,

such price being:

(d) first, if the Stapled Securities whose prices used under 3.2(a), (b) or (c) above have an entitlement to Distributions which is different to the Distributions to



which the new Stapled Securities will be entitled, adjusted by the Administrators by such an amount as they consider appropriate to reflect this difference;

(e) secondly, subject to any relevant conditions of any ASIC relief applicable to the issue, reduced by such percentage (being zero or a percentage less than 10%) as the Administrators may notify to all Securityholders from time to time; and

(f) thirdly, rounded to the nearest whole cent (0.5 of one cent being rounded down).

For these purposes a fully participating Stapled Security is a fully paid Stapled Security which will participate fully for distributions for the Accrual Period in which the Issue Date occurs.

3.5 The issue price calculated in accordance with rule 3.4 will be broken into three components as follows:

(a) the acquisition price of the Shares to be issued under the Plan will be determined by the directors of WHL as a component of the price of the Stapled Securities;

(b) the acquisition price of the WFT Units to be issued under the Plan will be determined by the responsible entity of WFT; and

(c) the acquisition price of the WFA Units to be issued under the Plan will be determined by the responsible entity of WFA.

3.6 Notwithstanding any other provision of this Plan, if the Aggregate Reinvestment Amount exceeds the Reinvestment Limit, then the Administrators may:

(a) scale back the amount of the Distribution to be reinvested by each Participant on a pro-rata basis to the extent necessary to ensure that the Reinvestment Limit is not exceeded; and

(b) pay to each Participant any portion of their Distribution which is not reinvested (without interest).

3.7 Notwithstanding any other provision of this Plan, no Shares, WFT Units or WFA Units may be issued under this Plan unless the number of Shares, WFT Units and WFA Units issued to a Participant is identical and each Share is stapled to a WFT Unit and a WFA Unit.

3.8 Dividends on Shares and distributions on WFT Units and WFA Units will be pooled for the purpose of calculating a Participant's entitlement to additional Stapled Securities under the Plan.

3.9 Subject to rule 3.6, in relation to each Distribution, the amount of a Participant's Distribution on participating Stapled Securities not reinvested in Stapled Securities (including amounts representing a fraction of a Stapled Security), subject to the proper withholding of any tax or other amounts, at the election of the Administrators, will either be:

(a) recorded as a residual positive balance in the Plan account and will be carried forward to the next Distribution. No interest will accrue in respect of any residual positive balance; or

(b) paid to the Participant without interest.

4 ISSUE OF STAPLED SECURITIES

4.1 Newly issued Stapled Securities to be allotted under the Plan will be issued within the time required by the Listing Rules of the ASX.

4.2 All newly issued Stapled Securities allotted to Participants under the Plan will rank for Distributions from the date determined by the Administrators or, in the absence of such a determination, the first day immediately following the date on which they are issued.

4.3 All Stapled Securities allotted under the Plan will be registered on the Stapled Security register on which the Participant's holding is currently registered. Where Stapled Securities are held on more than one register the Stapled Securities will be registered under the first named register as shown on the register of Securityholders.

4.4 Application will be made promptly after allotment of any newly issued Stapled Securities under the Plan for such Stapled Securities to be quoted on the ASX, if other Stapled Securities are quoted at that time.

5 STATEMENTS TO PARTICIPANTS

After each Distribution payment, Participants will be sent a statement which will include:

(a) the number of Stapled Securities participating in the Plan;

(b) from the Distribution paid on those Stapled Securities:

   (i) the amount comprising dividends on Shares and the extent to which the dividend component of the Distribution is franked;

   (ii) the amount comprising distributions on WFT Units;

   (iii) the amount comprising distributions on WFA Units; and

   (iv) the amount of any deduction made from the Distribution;

(c) the number of additional Stapled Securities issued and the price (and prices of the Shares, WFT Units and WFA Units comprising the Stapled Securities) at which they were issued and the amount applied towards the Participant's residual positive balance;

(d) the total number of fully paid Stapled Securities held; and

(e) the details of any scale back under rule 3.6.

6 VARIATION OR CANCELLATION OF PARTICIPATION

6.1 A Participant may, by lodging a Distribution Reinvestment Plan Form with the Security Registrar, increase or decrease the number of Stapled Securities participating, or cancel participation, in the Plan. A Distribution Reinvestment Plan Form must be lodged for each holding account. To be effective for a forthcoming Distribution, the Distribution Reinvestment Plan Form must be received by the Security Registrar on or before the record date for that Distribution.

6.2 Where a Participant disposes of all the Participant's Stapled Securities without giving the Security Registrar notice of cancellation of participation and is not registered as the



holder of Stapled Securities at the next record date, the Participant will be deemed to have cancelled participation on that record date.

6.3 When a Participant disposes of part of a holding of Stapled Securities, and does not notify the Security Registrar otherwise, the Stapled Securities disposed of will, to the extent possible, be taken to be:

(a) first, Stapled Securities which are not participating in the Plan; and

(b) second, Stapled Securities participating in the Plan.

6.4 When a Securityholder has terminated or is deemed to have terminated participation in the Plan any residual cash balance will be paid (in the same manner as if the payment were a Distribution) by cheque at the time the next Distribution is paid.

7 ADMINISTRATION, MODIFICATION AND CANCELLATION OF THE PLAN

7.1 This Plan will be administered by the Administrators who shall have the power:

(a) to determine appropriate procedures for administration of the Plan consistent with the provisions of these Rules and the Constitutions;

(b) to resolve conclusively all questions of fact or interpretation in connection with the Plan;

(c) to delegate to the extent permitted to any one or more persons, for such period and on such conditions as they may determine, the exercise of any of their powers or discretions arising under the Plan; and

(d) to amend or add to these Rules on not less than one month's written notice to Securityholders.

7.2 Notwithstanding any other provision of this Plan, this Plan must be administered in accordance with the Listing Rules of the ASX and in relation to each of WHL, WFT and WFA in accordance with their respective Constitutions.

7.3 The Plan may be suspended or terminated by the Administrators at any time, and the Administrators may decide for which, if any, Distributions the Plan is available.

7.4 The non-receipt of any notice under the Plan by the holder of any Stapled Securities or the accidental omission to give notice of modification or termination of the Plan shall not invalidate such modifications or termination.

7.5 The Administrators reserve the discretion to waive strict compliance with any provisions of these Rules.

7.6 Receipt of an Application or Distribution Reinvestment Plan Form by the Security Registrar is deemed to be receipt by the Administrators.

8 COSTS TO PARTICIPANTS

No brokerage, commissions, stamp duty or other transaction costs will be payable by Participants in respect of the application for, and allotment of, Stapled Securities under the Plan. However, a Participant assumes liability for any taxes, stamp duty or other imposts assessed against or imposed on the Participant.

RULES of the Westfield Group Distribution Reinvestment Plan

9 PARTICIPANTS TO BE BOUND

Participants are at all times bound by the Rules of the Plan.

10 STAPLING

10.1 If Stapling ceases to apply, this Plan will terminate automatically.

10.2 To the extent this Plan or the publication of this Plan may be an offer of securities, this Plan is a contemporaneous offer of identical numbers of Shares, WFT Units and WFA Units which will be Stapled together.

10.3 An Application and any Distribution Reinvestment Plan Form under this Plan is deemed contemporaneously to be in relation to Shares and Units to be issued under this Plan.

10.4 If the directors of WHL, the responsible entity of WFT or the responsible entity of WFA determine to suspend or terminate this Plan, this Plan will be suspended or terminated automatically.

11 INTERPRETATION

In these Rules unless the context otherwise indicates:

"Accrual Period" means the six monthly periods commencing on 1 January and 1 July.

"Administrators" means the administrators of the Plan being the directors of WHL in relation to Shares, the responsible entity of WFT in relation to WFT Units and the responsible entity of WFA in relation to WFA Units.

"Aggregate Reinvestment Amount" means, in respect of a Distribution, the number of participating Stapled Securities under the Plan for that Distribution multiplied by the per security amount of the Distribution.

"Application" means a form of application approved by the Administrators from time to time.

"ASX" means the Australian Stock Exchange Limited or its successors.

"Business Day" has the same meaning as in the Listing Rules of ASX.

"Constitutions" means the constitutions of WHL, WFT and WFA.

"Distribution" means a dividend in respect of a Share and a distribution in respect of a WFT Unit or WFA Unit to which the Administrators have determined the Plan will apply.

"Distribution Reinvestment Plan Form" means a form of notice approved by the Administrators from time to time by which a Participant may vary or cancel participation in the Plan.

"Issue Date" means the proposed date of the issue of a Stapled Security.

"Participant" means an eligible Securityholder with Stapled Securities participating in the Plan.

"Plan" and "Westfield Group Distribution Reinvestment Plan" means this plan which has been agreed and implemented by WHL, Westfield Management Limited as the responsible entity of WFT and Westfield America Management Limited as the responsible entity of WFA as a Stapled Security reinvestment plan to permit dividends on Shares and distributions on WFT Units and WFA Units to be reinvested in Stapled Securities.



RULES of the Westfield Group Distribution Reinvestment Plan

"Reinvestment Limit" means, in respect of a Distribution, the dollar amount (if any) determined by the Administrators and advised to ASX.

"Rules" means these rules governing the operation of the Plan.

"Securityholder" means the registered holder of a Stapled Security.

"Security Registrar" means the security registrar for the Westfield Group.

"Share" means a share in WHL.

"Stapled" means the linking together of Shares and Units so that one may not be transferred, or otherwise dealt with, without the others and which are quoted on the ASX jointly.

"Stapled Security" means a Share, a WFT Unit and a WFA Unit which are Stapled together.

"Stapling" means where each Share is stapled to a WFT Unit and a WFA Unit to form a Stapled Security.

"Units" means WFA Units and WFT Units.

"Westfield Group" means WHL, WFT and WFA.

"WFA" means Westfield America Trust.

"WFA Unit" means a unit in WFA.

"WFT" means Westfield Trust.

"WFT Unit" means a unit in WFT.

"WHL" means Westfield Holdings Limited.





ASIC
Australian Securities & Investments Commission

Level 18, No.1 Martin Place, Sydney
GPO Box 9827 Sydney NSW 2001
DX 653 Sydney

Telephone: (02) 9911 2000
Facsimile: (02) 9911 2333

Our Reference: PMR04/26478

By post and facsimile: (02) 9296 3999

21 January 2005

Mr Jason Watts
Partner
Mallesons Stephen Jaques
DX 113 Sydney

Dear Mr Watts

Westfield Group – Application for extension of time to report to members

I refer to your application for relief dated 10 December 2004 ("**Application**") to enable the Westfield Trust ("**WFT**") and Westfield America Trust ("**WFA**") to report to Westfield Group stapled securityholders within four months after the end of WFA's and WFA's financial year, instead of within three months as required by subsection 315(3) of the Corporations Act 2001 ("**Act**").

ASIC understands that WFT, WFA and Westfield Holdings Limited ("**WHL**") will each lodge their annual reports with ASIC on or before 31 March 2005, in compliance with section 319 of the Act.

However, you have submitted that it is "not possible for the WHL, WFT and WFA annual reports to be mailed together to stapled securityholders (as is the practice for most stapled groups) before 31 March 2005. This is because the WHL financial statements, which consolidate the results of WFT and WFA, can only be prepared following completion of the WFT and WF(A) financial statements and ... printing, mail housing and despatch logistics would prevent the WHL financial report from being prepared for despatch by 31 March..."

ASIC notes that you have submitted that if relief is granted, all three Westfield entities will mail their annual reports to stapled securityholders by 13 April 2005.

ASIC accepts that in relation to the 2004 financial year, it would be inappropriate for the WFT and WFA to comply with subsection 315(3) of the Act. In this regard, we

note your submissions that it is not possible for the timetable for the finalisation, printing and despatch of WHL's annual report to be done at an earlier time to enable all of the annual reports of WHL, WFT and WFA to be despatched to securityholders by 31 March 2005. We understand that this is in part due to difficulties involved with having WHL's annual report signed off by the Westfield board of directors and Audit & Compliance Committee at an earlier time.

Accordingly, and in light of the significant stapling transactions that occurred during the 2004 financial year, ASIC has made an order relieving WFA and WFT from compliance with subsection 315(3) of the Act. The relief is subject to a number of conditions, including that WFT and WFA must report to its members before 15 April 2005. Please find the order enclosed.

ASIC notes that it may not be inclined to grant relief if WFT and WFA were to make a similar application for relief in the future based on the facts and reasons set out in the Application. This is because WHL would have had the benefit of a full year to organise its affairs to ensure that it can prepare and despatch its annual report to stapled securityholders at the same time as the annual reports for WFT and WFA.

Yours faithfully

J. Yeung.

Judy Yeung
Corporate Finance
Lawyer

AUSTRALIAN SECURITIES AND INVESTMENTS COMMISSION
CORPORATIONS ACT 2001 SUBSECTION 340(1) - ORDER

Pursuant to subsection 340(1) of the Corporations Act 2001 ("**Act**"), the Australian Securities and Investments Commission ("**ASIC**") relieves the persons specified in Schedule A from compliance with subsection 315(3) of the Act, in the case specified in Schedule B, on the conditions specified in Schedule C.

Schedule A

Westfield Management Limited ACN 001 670 579 in its capacity as the responsible entity of Westfield Trust ARSN 090 849 746 ("**WFT**")

Westfield America Management Limited ACN 072 780 619 in its capacity as the responsible entity of Westfield America Trust ARSN 092 058 449 ("**WFA**")

Schedule B

The financial year of the WFT and WFA ending 31 December 2004 ("**Relevant Financial Year**")

Schedule C

1. Each of WFT and WFA reports to its members under section 314 of the Act on or before 15 April 2005; and

2. A summary of the relief given by this order is disclosed in the directors' report of WFT and WFA for the Relevant Financial Year.

Dated: 21 January 2005

J. Yeung

Judy Yeung
as Delegate for the Australian Securities and Investments Commission

018 704747





ASIC
Australian Securities & Investments Commission

Level 18, No.1 Martin Place, Sydney
GPO Box 9827 Sydney NSW 2001
DX 653 Sydney

Telephone: (02) 9911 2000
Facsimile: (02) 9911 2333

Our Reference: PMR04/26478

By post and facsimile: (02) 9296 3999

21 January 2005

Mr Jason Watts
Partner
Mallesons Stephen Jaques
DX 113 Sydney

Dear Mr Watts

Westfield Group – Application for extension of time to report to members

I refer to your application for relief dated 10 December 2004 ("**Application**") to enable the Westfield Trust ("**WFT**") and Westfield America Trust ("**WFA**") to report to Westfield Group stapled securityholders within four months after the end of WFA's and WFA's financial year, instead of within three months as required by subsection 315(3) of the Corporations Act 2001 ("**Act**").

ASIC understands that WFT, WFA and Westfield Holdings Limited ("**WHL**") will each lodge their annual reports with ASIC on or before 31 March 2005, in compliance with section 319 of the Act.

However, you have submitted that it is "not possible for the WHL, WFT and WFA annual reports to be mailed together to stapled securityholders (as is the practice for most stapled groups) before 31 March 2005. This is because the WHL financial statements, which consolidate the results of WFT and WFA, can only be prepared following completion of the WFT and WF(A) financial statements and ... printing, mail housing and despatch logistics would prevent the WHL financial report from being prepared for despatch by 31 March..."

ASIC notes that you have submitted that if relief is granted, all three Westfield entities will mail their annual reports to stapled securityholders by 13 April 2005.

ASIC accepts that in relation to the 2004 financial year, it would be inappropriate for the WFT and WFA to comply with subsection 315(3) of the Act. In this regard, we

note your submissions that it is not possible for the timetable for the finalisation, printing and despatch of WHL's annual report to be done at an earlier time to enable all of the annual reports of WHL, WFT and WFA to be despatched to securityholders by 31 March 2005. We understand that this is in part due to difficulties involved with having WHL's annual report signed off by the Westfield board of directors and Audit & Compliance Committee at an earlier time.

Accordingly, and in light of the significant stapling transactions that occurred during the 2004 financial year, ASIC has made an order relieving WFA and WFT from compliance with subsection 315(3) of the Act. The relief is subject to a number of conditions, including that WFT and WFA must report to its members before 15 April 2005. Please find the order enclosed.

ASIC notes that it may not be inclined to grant relief if WFT and WFA were to make a similar application for relief in the future based on the facts and reasons set out in the Application. This is because WHL would have had the benefit of a full year to organise its affairs to ensure that it can prepare and despatch its annual report to stapled securityholders at the same time as the annual reports for WFT and WFA.

Yours faithfully

J. Yeung.

Judy Yeung
Corporate Finance
Lawyer

AUSTRALIAN SECURITIES AND INVESTMENTS COMMISSION
CORPORATIONS ACT 2001 SUBSECTION 340(1) - ORDER

Pursuant to subsection 340(1) of the Corporations Act 2001 ("Act"), the Australian Securities and Investments Commission ("ASIC") relieves the persons specified in Schedule A from compliance with subsection 315(3) of the Act, in the case specified in Schedule B, on the conditions specified in Schedule C.

Schedule A

Westfield Management Limited ACN 001 670 579 in its capacity as the responsible entity of Westfield Trust ARSN 090 849 746 ("**WFT**")

Westfield America Management Limited ACN 072 780 619 in its capacity as the responsible entity of Westfield America Trust ARSN 092 058 449 ("**WFA**")

Schedule B

The financial year of the WFT and WFA ending 31 December 2004 ("**Relevant Financial Year**")

Schedule C

1. Each of WFT and WFA reports to its members under section 314 of the Act on or before 15 April 2005; and

2. A summary of the relief given by this order is disclosed in the directors' report of WFT and WFA for the Relevant Financial Year.

Dated: 21 January 2005

J. Yeung

Judy Yeung
as Delegate for the Australian Securities and Investments Commission

20 January 2005

Westfield

Westfield Group
Level 24, Westfield Towers
100 William Street
Sydney NSW 2011
GPO Box 4004
Sydney NSW 2001
Australia

Telephone 02 9358 7000
Facsimile 02 9358 7077
Internet www.westfield.com

The Manager
Company Announcements Office
Australian Stock Exchange Limited
Level 4, Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam

RE: WESTFIELD GROUP (ASX:WDC)
ISSUE OF STAPLED SECURITIES PURSUANT TO EXERCISE OF OPTIONS

Please be advised that 8,727,046 ordinary stapled securities (the "New Securities") have been issued as a consequence of the exercise of options held by Deutsche Bank AG.

The New Securities will rank for distributions from 1 January 2005, and will not participate in the distribution for the period ended 31 December 2004. They will rank equally with other stapled securities in respect of any subsequent distributions. In all other respects, the New Securities will rank equally with other stapled securities currently on issue.

Yours faithfully
WESTFIELD GROUP

Simon Tuxen
Company Secretary

encl

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

**New issue announcement,
application for quotation of additional securities
and agreement**

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

Westfield Group

ABN

Westfield Holdings Limited ABN 66 001 671 496
Westfield Trust ARSN 090 849 746
Westfield America Trust ARSN 092 058 449

We (the entity) give ASX the following information.

Part 1 - All issues
You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary stapled securities
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	8,727,046
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Not applicable

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	No. The new stapled securities, the subject of this announcement, will rank for distribution from 1 January 2005, and will not participate in the distribution for the period ended 31 December 2004. They will rank equally with all other stapled securities on issue in respect of any subsequent distribution. In all other respects, the stapled securities will rank equally with all other stapled securities on issue.
5	Issue price or consideration	$117,200,000
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	The stapled securities were issued as a consequence of the exercise of unquoted options issued to Deutsche Bank AG.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	20 January 2005

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
1,691,826,437	Ordinary stapled-securities

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	732,800 5,300,000 28,355,654 1,233,600	Options (Deutsche Bank) Options (Possfund) Options (Westfield America Trust) Options (Executive)

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	There will be no change in distribution policy

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	N/A
12	Is the issue renounceable or non-renounceable?	N/A
13	Ratio in which the +securities will be offered	N/A
14	+Class of +securities to which the offer relates	N/A
15	+Record date to determine entitlements	N/A
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	N/A
17	Policy for deciding entitlements in relation to fractions	N/A
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	N/A
19	Closing date for receipt of acceptances or renunciations	N/A

+ See chapter 19 for defined terms.

20	Names of any underwriters	N/A
21	Amount of any underwriting fee or commission	N/A
22	Names of any brokers to the issue	N/A
23	Fee or commission payable to the broker to the issue	N/A
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A
25	If the issue is contingent on +security holders' approval, the date of the meeting	N/A
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A
28	Date rights trading will begin (if applicable)	N/A
29	Date rights trading will end (if applicable)	N/A
30	How do +security holders sell their entitlements *in full* through a broker?	N/A
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	N/A

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A
33	+Despatch date	N/A

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☑ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	N/A
39	Class of +securities for which quotation is sought	N/A
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	N/A
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	N/A

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)	N/A	N/A

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty
- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: (Company secretary) Date: 20 January 2005

Print name: Simon Julian Tuxen

== == == == ==

+ See chapter 19 for defined terms.

13 January 2005

Westfield

Westfield Group
Level 24, Westfield Towers
100 William Street
Sydney NSW 2011
GPO Box 4004
Sydney NSW 2001
Australia

Telephone 02 9358 7000
Facsimile 02 9358 7077
Internet www.westfield.com

The Manager
Company Announcements Office
Australian Stock Exchange Limited
Level 4, Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam

RE: WESTFIELD GROUP (ASX:WDC)
APPROVAL BY ASX OF WAIVER FROM LISTING RULE 6.23.4

The ASX has granted Westfield Group (the "Group") a waiver from Listing Rule 6.23.4 to the extent necessary to permit Westfield Management Limited, as responsible entity of Westfield Trust, to amend without securityholder approval the terms of 850,000 options over stapled securities of the Group, issued to Deutsche Bank AG ("WDC Options") to permit Westfield Management Limited to have the discretion to elect to satisfy the exercise of the WDC Options by making payment to the holder of the WDC Options of an amount of cash in Australian dollars as opposed to delivering stapled securities. The cash amount is calculated by reference to the volume weighted average sale price per stapled security (adjusted for distributions) to which the relevant option holder would have been entitled over a 10 day period.

A condition of the waiver granted by the ASX is that the waiver be disclosed to the market.

Yours faithfully
WESTFIELD GROUP

Simon Tuxen
Company Secretary

encl

Form 605

Corporations Act 2001
Section 671B

Notice of ceasing to be a substantial holder

To Westfield Group
ACN/ARSN 001 871 496 (Westfield Holdings Limited)
090 849 746 (Westfield Trust)
092 058 449 (Westfield America Trust)

1. Details of substantial holder

Name **Barclays Group ("Barclays")**
ABN **33 001 804 566** (Barclays Global Investors Australia Limited)

The holder ceased to be a substantial holder on 7 January 2005

The previous notice was given to the company on 8 November 2004

The previous notice was dated 8 November 2004

2. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interests of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change	Consideration given in relation to change	Class and number of securities affected	Person's votes affected
7/1/05	Barclays – see Annexure A	Reduction in voting power	Average price $15.83	1,071,114	0.06%

3. Changes in association

The persons who have becomes associates of, ceased to be associates of, or have changed the nature of their association with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
	See Annexure A

4. Addresses

The addresses of persons named in this form are as follows:

Name	Address
Barclays Global Investors Australia Limited	1/111 Harrington Street, Sydney NSW 2000

Signature

Andrew Kuo
Company Secretary
Barclays Global Investors Australia

Date

This is "Annexure A" of 1 page referred to in Form 605 Notice of ceasing to be a substantial holder

Relevant interest in Westfield Group ("WDC") held by the Barclays Group ("Barclays").

The list of Barclays entities with relevant interest are as follows:

Barclays Global Investors Japan Trust & Banking
Barclays Life Assurance Co Ltd
Barclays Global Investors Australia Ltd
Barclays Global Investors Japan Ltd
Barclays Global Fund Advisors
Barclays Global Investors Ltd
Barclays Global Investors, N.A.
Barclays Capital Securities Ltd

The JP Morgan Chase Bank Inc. and various other custodians (Custodians) hold shares in WDC as custodian and for which Barclays is either:

- the responsible entity or trustee of pooled investment products such as registered managed investment schemes (Funds); or
- the investment manager of Portfolios held for a number of institutional investors. The institutional investors are generally superannuation funds regulated under the *Superannuation Industry Supervision Act 1993.*

The holding of shares in WDC was acquired as part of the wide portfolio of Australian shares and units acquired for the Funds and the Portfolios.

Barclays and the Custodians may hold relevant interests due to the capacity of these entities to dispose of the shares in WDC.

Each investor in a Fund owns an undivided interest in the Fund's assets, no client directly owns any asset of the Fund. The unitholding of each Fund varies from time to time as clients enter and withdraw from the Funds. The various institutional investors with portfolios delegate the management of the portfolios to Barclays.

Andrew Kuo
Company Secretary
Barclays Global Investors Australia

Date

10 January 2005



Westfield Group
Level 24, Westfield Towers
100 William Street
Sydney NSW 2011
GPO Box 4004
Sydney NSW 2001
Australia
Telephone 02 9358 7000
Facsimile 02 9358 7077
Internet www.westfield.com

The Manager
Company Announcements Office
Australian Stock Exchange Limited
Level 4, Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam

WESTFIELD GROUP (ASX:WDC)
WESTFIELD GROUP EXPANDS PORTFOLIO IN CHICAGO, ILLINOIS

A Media Release regarding the above is attached.

Yours faithfully
WESTFIELD GROUP

Simon Tuxen
Company Secretary



10 January 2005

WESTFIELD GROUP EXPANDS PORTFOLIO IN CHICAGO, ILLINOIS

Westfield today announced that it has acquired a 100% interest in the Chicago Ridge shopping centre in Chicago Ridge, Illinois, a suburb of Chicago, for US$108 million at a yield of 8.0%.

The mall is a 833,449 square foot regional shopping centre anchored by Carson Pirie Scott, Sears and Kohls, with Bed, Bath & Beyond, Steve & Barry's, Michael's, a Lowes Theater and approximately 140 specialty shops.

The single-level centre originally opened in 1981, was expanded in 1984 and 1988, and renovated in 1993 and 2004. Total sales for 2003 were approximately US$186 million with specialty store sales productivity at approximately US$379 per square foot.

Chicago Ridge serves a primary trade area of over 339,600 people with average household incomes of more than US$61,000.

"Chicago Ridge provides an excellent geographic fit with our Chicago cluster and offers both short and long-term redevelopment opportunities," said Managing Director Peter Lowy.

The centre will be branded Westfield Shoppingtown Chicago Ridge, and increases Westfield's market presence to seven regional centres in the greater Chicago cluster and 67 in the U.S. Westfield's other portfolio holdings in the Chicago market cluster include Westfield North Bridge in Chicago, Fox Valley in Aurora, Hawthorn in Vernon Hills, Louis Joliet in Joliet, Old Orchard in Skokie and Southlake in Hobart, Indiana.

* * *

The Westfield Group is an internally managed, vertically integrated, shopping centre group undertaking ownership, development, design, construction, funds/asset management, property management, leasing and marketing activities and employing in excess of 4,000 staff worldwide.

Westfield has investment interests in 127 shopping centres in four countries (US, Australia, New Zealand and UK), with a total value in excess of A$39.5 billion and is the largest retail property group in the world by equity market capitalisation.

ENDS

media release

westfield.com
Westfield Holdings Limited ABN 66 001 671 496 **Westfield Management Limited** ABN 41 001 670 579 AFS Licence 230329 as responsible entity for **Westfield Trust** ABN 55 191 750 378 ARSN 090 849 746 **Westfield America Management Limited** ABN 66 072 780 619 AFS Licence 230324 as responsible entity for **Westfield America Trust** ABN 27 374 714 905 ARSN 092 058 449
For further information please contact Matthew Abbott on +61 2 9358 7333